Exhibit T3E

THIS EXPLANATORY STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

This Explanatory Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. None of the securities referred to in this Explanatory Statement may be sold, issued or transferred in any jurisdiction in contravention of applicable law. The securities proposed to be issued pursuant to the Scheme will not be registered with the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities law of any state or other jurisdiction, and are being transferred and delivered in reliance upon certain exemptions from the registration requirements of the Securities Act.

EXPLANATORY STATEMENT IN RELATION TO A SCHEME OF ARRANGEMENT

between

digicel group one limited

(in provisional liquidation)

and

the dgl1 Scheme Creditors

(as defined in this Explanatory Statement)

in the supreme court of bermuda
under section 99 of the Companies Act 1981

DATE: May 15, 2020

THIS EXPLANATORY STATEMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 99 AND SECTION 100(1)(a) OF THE COMPANIES ACT 1981 OF BERMUDA (this “Explanatory Statement”).1 It is being sent to persons who are believed to be holders of the Existing Notes as of the date of this Explanatory Statement. If you have assigned, sold, or otherwise transferred, or assign, sell or otherwise transfer, any part of your interest in the Existing Notes, before the Record Date, you must forward this Explanatory Statement and the accompanying documents at once to the person or persons to whom you have assigned, sold or otherwise transferred, or assign, sell or otherwise transfer, such interest.

The Bermuda Court has ordered that the Company be at liberty to convene a Scheme Meeting of DGL1 Scheme Creditors for the purposes of voting on the Scheme. The Record Date for the Scheme will be close of business (New York time) on May 13, 2020. The Scheme Meeting for DGL1 Scheme Creditors to consider and vote on the Scheme will be 9:00 a.m. Bermuda time / 8.00 a.m New York Time on June 1, 2020. The Scheme Meeting will be via conference call using the following details: +1 917-933-2314 (US), +44 20 3787 4277 (UK), Conference ID: 569 450 771#. The notice convening the Scheme Meeting is set out at Appendix 3 (Notice of Scheme Meeting) to this Explanatory Statement. Instructions about actions to be taken by all DGL1 Scheme Creditors preceding the Scheme Meeting are set out at Appendix 2 (Ballot Package) to this Explanatory Statement and summarised in the section entitled Summary of Actions to Be Taken by All DGL1 Scheme Creditors of this Explanatory Statement.

If you are a DGL1 Noteholder who has not delivered Instructions via the Tender Offer as of the Record Date, you are requested to ensure that you validly complete and submit the appropriate Ballot which is set out in the Instruction Packet in accordance with the instructions therein as soon as possible, whether or not you intend to attend the Scheme Meeting.

1 Unless the context otherwise requires, all capitalised terms used in this Explanatory Statement shall have the meanings set out in Appendix 1 (Definitions and Interpretation) to this Explanatory Statement.

If you are in any doubt as to the contents of this Explanatory Statement or the documents that accompany it or what action you should take, you are recommended to seek your own independent financial, legal and tax advice immediately from your financial, legal and/or tax advisor who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 (as amended, “FSMA”) or by an appropriate regulatory body, or from another appropriately authorised independent advisor if you are in a territory outside the United Kingdom.

Further copies of this Explanatory Statement are available to DGL1 Scheme Creditors and can be obtained on the Scheme Website (at https://dm.epiq11.com/Digicel) or by contacting the Information Agent via email to tabulation@epiqglobal.com.

Further important information is set out under the sections entitled Important Notice and Important Securities Law Notice on pages 9 to 12 (inclusive) of this Explanatory Statement.

Page

Important Notice	4
Important Securities Law Notice	9
Certain Tax Considerations	12
DGL1 Explanatory Statement: Letter From the board of Directors	13
Expected Timetable of Principal Events	23
Summary of Actions to Be Taken by All DGL1 Scheme Creditors	27
Part A Background to the Scheme	31
Part B Overview of the Scheme	37
Part C Overview of the New DGL0.5 Secured Notes and the Restructuring Documents	46
Part D Risk Factors	47
Part E Information on DGL0.5 and Additional Information on the Scheme	50
Part F The Scheme	54
APPENDIX 1 DEFINITIONS AND INTERPRETATION	81
APPENDIX 2 BALLOT PACKAGE	90
APPENDIX 3 NOTICE OF SCHEME MEETING	120
APPENDIX 4 KPMG LIQUIDATION ANALYSIS	122
APPENDIX 5 TENDER OFFER MEMORANDUM	141
APPENDIX 6 BALANCE SHEETS	752

Important Notice

Unless the context otherwise requires, all capitalised terms used in this Explanatory Statement shall have the meanings set out in Appendix 1 (Definitions and Interpretation) to this Explanatory Statement. The appendices to this Explanatory Statement form an integral part of it and, unless expressly stated otherwise, references to this Explanatory Statement shall be construed as references to the Explanatory Statement including the appendices to it.

Information

This Explanatory Statement has been prepared by the Company in connection with a scheme of arrangement under Section 99 of the Bermuda Companies Act, being a scheme between the Company and the DGL1 Scheme Creditors, and has been prepared solely for the purpose of providing information to DGL1 Scheme Creditors in relation to the Scheme.

Nothing in this Explanatory Statement or any other document issued with or set out within it should be relied on for any purpose other than for DGL1 Scheme Creditors to make a decision on the Scheme, and DGL1 Scheme Creditors may not reproduce or distribute this Explanatory Statement, in whole or in part, and may not disclose any of the contents of this Explanatory Statement or use any information herein for any purpose other than considering and/or making a decision in respect of the Scheme. In particular and without limitation, nothing in this Explanatory Statement should be relied on in connection with the purchase or acquisition of any interest in the Existing Notes, or any other financial instruments or assets of the Company or any other member of the Group.

Nothing contained in this Explanatory Statement shall constitute a warranty, undertaking or guarantee of any kind, express or implied, and nothing contained in this Explanatory Statement shall constitute any admission of any fact or Liability on the part of the Company or any other member of the Group with respect to any asset to which it or they may be entitled or any claim against it or them. Without prejudice to the generality of the foregoing, nothing in this Explanatory Statement or the distribution thereof evidences to any person, or constitutes any admission by the Company or any other member of the Group, that a Liability is owed to any person in respect of any Claim (including without limitation any Scheme Claim) or that any person is or may be a DGL1 Scheme Creditor. The failure to distribute this Explanatory Statement to any DGL1 Scheme Creditor shall not constitute an admission or assertion by the Company that such person is not a DGL1 Scheme Creditor.

No person has been authorised by the Company, the Provisional Liquidators, KPMG IE, Epiq Corporate Restructuring, LLC, in its capacities as either the Tender Agent or Information Agent, or Deutsche Bank Trust Company Americas, in its capacities as either as Existing Notes Trustee or New Notes Trustee, to give any information or make any representations concerning the Scheme (including concerning the Company or any other member of the Group) which is inconsistent with this Explanatory Statement and, if made, such representations may not be relied upon as having been so authorised.

The information contained in this Explanatory Statement has been prepared by the Company based upon information available to the Company on or before the Latest Practicable Date. The delivery of this Explanatory Statement does not imply that, unless expressly stated otherwise the information herein is correct as at any time subsequent to the date hereof. Save as otherwise agreed, or as required by law, the Company has no obligation whatsoever to update or revise any of the information, forward-looking statements or the conclusions contained herein or to reflect new events or circumstances or to correct any inaccuracies which may become apparent subsequent to the date hereof. To the best of the Company’s knowledge, information and belief, the information relating to the Company contained in this Explanatory Statement is in accordance with the facts and does not omit anything likely to affect the import of such information. The Company has taken all reasonable steps to ensure that this Explanatory Statement contains the information reasonably necessary to enable DGL1 Scheme Creditors to make an informed decision about the effect of the Scheme on them.

None of the DGL1 Scheme Creditors, the Ad Hoc Group or their respective Advisors have authorised the content of this Explanatory Statement or any part of it, nor do they accept any responsibility for the accuracy, completeness or reasonableness of the statements contained within it.

In making a decision in respect of the Scheme, each DGL1 Scheme Creditor must rely on its own examination, analysis and enquiry of the Company and the terms of the Scheme including the merits and risks involved. None of the Advisors to the Company, the Provisional Liquidators or the Ad Hoc Group has verified that the information contained in this Explanatory Statement is in accordance with facts and does not omit anything likely to affect the import of such information and each of those persons expressly disclaims responsibility for such information. Each DGL1 Scheme Creditor, by its receipt of any DGL1 Scheme Consideration pursuant to the DGL1 Scheme acknowledges that it has:

(a)	not relied on: (i) Epiq Corporate Restructuring, LLC, in its capacities as either Tender Agent or Information Agent, or Deutsche Bank Trust Company Americas, in its capacities as either Existing Notes Trustee or New Notes Trustee, the Provisional Liquidators, or KPMG IE (ii) any person affiliated with the Tender Agent or Information Agent, the Provisional Liquidators, or KPMG IE, the Existing Notes Trustee or the New Notes Trustee; or (iii) any of the Company’s Advisors or the Ad Hoc Group or the Ad Hoc Group’s Advisors in connection with any investigation of the accuracy of any information contained in this Explanatory Statement or its investment decision (including any decision in connection with the Scheme); and

(b)	relied only on the information contained or incorporated in this Explanatory Statement and the Tender Offer Memorandum.

This Explanatory Statement has not been reviewed, verified or approved by any rating agency or any regulatory authority. Without prejudice to the representations or warranties given by the Company or any other member of the Group or any directors or officers of any member of the Group elsewhere, to the fullest extent permitted by law, neither the Company nor any other member of the Group nor any Personnel of the Company or any other member of the Group will have any tortious, contractual or any other Liability to any person in connection with the use of this Explanatory Statement and the Company and all other members of the Group do not accept any Liability whatsoever to any person, regardless of the form of action, for any lost profits or lost opportunity, or for any indirect, special, consequential, incidental or punitive damages arising from any use of this Explanatory Statement, its contents or preparation or otherwise in connection with it, even if the Company or other member of the Group (as applicable) has been advised of the possibility of such damages.

For the avoidance of doubt, to the extent that this Explanatory Statement makes reference to or includes representations and warranties, such representations and warranties are not made by Provisional Liquidators and the Provisional Liquidators shall have no Liability or responsibility whatsoever for any such representations and warranties.

Tax

In view of the number of different jurisdictions where tax laws may apply to DGL1 Scheme Creditors, this Explanatory Statement does not discuss the tax consequences for DGL1 Scheme Creditors arising from the implementation of the Scheme other than the limited information incorporated by reference from the Tender Offer Memorandum. DGL1 Scheme Creditors are liable for their own taxes and have no recourse to the Company, the Provisional Liquidators, the Tender Agent, Information Agent, the Existing Notes Trustee or the New Notes Trustee or any other entity or person named in this Explanatory Statement with respect to taxes arising in connection with the Scheme.

DGL1 Scheme Creditors who are in any doubt as to the effect of implementation of the Scheme are urged to consult their own professional advisors regarding the possible tax consequences under the laws of the jurisdictions that apply to them.

Electronic Form

If this Explanatory Statement has been sent to you in an electronic form, you are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of the Company, the Provisional Liquidators, the Information Agent or any person who controls, or is Personnel or an Affiliate of any such person accepts any Liability or responsibility whatsoever in respect of any difference between the Explanatory Statement distributed to you in electronic format and the hard copy version available to you on request from the Information Agent.

You are reminded that the Explanatory Statement has been delivered to you on the basis that you are a person into whose possession it may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Explanatory Statement or any part of it to any other person other than to a person or persons to whom you have assigned, sold or otherwise transferred any part of your interest in the Existing Notes before the Record Date. If you are not the named addressee to whom the Explanatory Statement has been delivered, please notify the sender immediately and destroy the Explanatory Statement delivered to you.

Restrictions

The distribution of this Explanatory Statement and the offer or sale of New DGL0.5 Secured Notes may be restricted by law in certain jurisdictions. The Company does not represent that this Explanatory Statement may be lawfully distributed in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating such distribution.

The distribution of this Explanatory Statement to may be restricted by law or regulation in certain jurisdictions and persons into whose possession this Explanatory Statement comes are requested to inform themselves about, and to observe, any such restrictions. Failure to comply with any such restrictions could result in a violation of the laws of such jurisdictions.

Summary Only

The summary of the principal provisions of the Scheme contained in this Explanatory Statement is qualified in its entirety by reference to the Scheme itself, the full text of which is set out in Part F (The Scheme) of this Explanatory Statement. Each DGL1 Scheme Creditor is advised to read and consider carefully the full text of the Scheme. This Explanatory Statement has been prepared solely to assist DGL1 Scheme Creditors in respect of voting on the Scheme.

IN THE EVENT OF A CONFLICT BETWEEN THE INFORMATION AND TERMS DESCRIBED IN THIS EXPLANATORY STATEMENT AND THE SCHEME, THE TERMS OF THE SCHEME SHALL PREVAIL.

Prospectus

This Explanatory Statement is not a prospectus within the meaning of Article 5.3 of the Prospectus Regulation, or a prospectus equivalent document.

Forward Looking Statements

Nothing in this Explanatory Statement shall be deemed to be a forecast, projection or estimate of the future financial performance of the Company, any member of the Group, except where otherwise specifically stated.

This Explanatory Statement contains various forward-looking statements that reflect management’s current views with respect to future events and anticipated financial and operational performance. The words “expect,” “estimate,” “believe,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “may,” “target,” “goal,” “objective” and similar expressions or variations on such expressions are considered forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. These statements appear in a number of places throughout the document. These statements concern, among other things:

·	strategies, outlooks and growth prospects;

·	new products and services;

·	future plans and potential for future growth;

·	trends affecting the Group’s financial condition or results of operations;

·	liquidity, capital resources and capital expenditure;

·	growth in demand for the Group’s services;

·	economic outlook and industry trends;

·	development of the Group’s markets;

·	the impact of regulatory initiatives and the supervision and regulation of the telecommunications markets in general;

·	political instability in the markets in which the Group operates;

·	operating risks, including natural disasters;

·	outbreaks of disease, such as the COVID-19 pandemic;

·	possible renewal of licenses;

·	competition in areas of the Group’s business; and

·	plans to launch new networks, products and services.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors. These factors include, but are not limited to:

·	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by the Group and in markets in which the Group seeks to establish operations;

·	telecommunications usage levels, including traffic and customer growth;

·	competitive forces, including price pressures, technological developments and the Group’s ability to retain market share in the face of competition from existing and new market entrants;

·	disruption of supplies and services from principal suppliers;

·	regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to regulation and regulatory processes generally;

·	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets and launching new services, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions;

·	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of the Group’s investments, ventures and alliances;

·	The Group’s ability to complete the transactions contemplated by the Scheme and described in this Explanatory Statement; and

·	other factors discussed under “Risk Factors.”

DGL1 Scheme Creditors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the Latest Practicable Date, as actual results could differ. Neither the Company nor the Provisional Liquidators undertake any obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Risk factors

DGL1 SCHEME CREDITORS’ ATTENTION IS DRAWN TO CERTAIN RISKS ASSOCIATED WITH THE SCHEME THAT ARE SET OUT OR REFERRED TO IN PART D (RISK FACTORS) OF THIS EXPLANATORY STATEMENT.

Legal, tax and financial advice

DGL1 Scheme Creditors should not construe the contents of this Explanatory Statement as legal, tax or financial advice.

This Explanatory Statement has been prepared without taking into account the objectives, financial situation or needs of any particular recipient of it, and consequently, the information contained in this Explanatory Statement may not be sufficient or appropriate for the purpose for which a recipient might use it. Any such recipients should conduct their own due diligence and consider the appropriateness of the information in this Explanatory Statement having regard to their own objectives, financial situations and needs. DGL1 Scheme Creditors are recommended to consult their own professional advisors as to legal, tax, financial or other matters relevant to the action DGL1 Scheme Creditors should take in relation to the Scheme, or the implications/consequences of those actions.

DGL1 Scheme Creditors should consult their own professional advisors with respect to the matters described in this Explanatory Statement, including the legal, financial and tax consequences of the Scheme in their particular circumstances.

Important Securities Law Notice

THIS EXPLANATORY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

NONE OF THE SECURITIES REFERRED TO IN THIS EXPLANATORY STATEMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

General

The distribution of this Explanatory Statement and the offering, sale or delivery of the DGL1 Scheme Consideration are subject to restrictions and may not be made except pursuant to registration with or authorisation by the relevant securities regulatory authorities or an exemption therefrom. Therefore, persons who may come into possession of this Explanatory Statement are advised to consult with their own legal advisors as to what restrictions may be applicable to them and to observe such restrictions. This Explanatory Statement may not be used for the purpose of an offer or invitation in any circumstances in which such offer or invitation is not authorised.

No action has been or will be taken in any jurisdiction by the Company or DGL0.5 that would or is intended to permit a public offering, or any other offering under circumstances not permitted by applicable law, of the DGL1 Scheme Consideration. Persons into whose hands this Explanatory Statement comes are required by the Company and DGL0.5 to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver DGL1 Scheme Consideration or have in their possession, distribute or publish this Explanatory Statement or any other materials relating to the DGL1 Scheme Consideration, in all cases at their own expense.

DGL1 Scheme Creditors who are citizens or residents of the United States should consult their own legal, financial and tax advisors with respect to the legal, financial and tax consequences of the Scheme in their particular circumstances.

U.S. Securities Law Considerations

None of the DGL1 Scheme Consideration has been or will be registered under the Securities Act or with any securities regulatory authority of any state of the United States.

The DGL1 Scheme Consideration will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. No public offering of such securities will be made in the United States. For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof with respect to such securities that may be issued pursuant to the Scheme, the Bermuda Court has been advised that its sanctioning of the Scheme will be relied upon as an approval of the Scheme following a hearing on its fairness to security holders at which hearing all such security holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such security holders. Such transaction will not be approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”), nor will the SEC or any U.S. state securities commission pass upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this Explanatory Statement. Any representation to the contrary is a criminal offence in the United States. The information disclosed in this Explanatory Statement is not the same as that which would have been disclosed if this Explanatory Statement had been prepared for the purpose of complying with the registration requirements of the Securities Act or in accordance with the laws and regulations of any state or other jurisdiction of the United States.

None of the DGL1 Scheme Consideration will be listed on a U.S. securities exchange or with any inter-dealer quotation system in the United States. The Company and DGL0.5 (as applicable) do not intend to take action to facilitate a market in any of the DGL1 Scheme Consideration in the United States. Consequently, the Company and DGL0.5 (as applicable) believe that it is unlikely that an active trading market in the United States will develop for any such securities.

Neither the SEC nor any U.S. federal, state or other securities commission or regulatory authority has registered, approved or disapproved any of the DGL1 Scheme Consideration or passed upon the accuracy or adequacy of this Explanatory Statement. Any representation to the contrary is a criminal offence in the United States.

Securities Law Considerations for Certain Other Jurisdictions

European Economic Area

The New DGL 0.5 Secured Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU  (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New DGL 0.5 Secured Notes or otherwise making it available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the DGL1 Scheme Consideration or otherwise making it available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPS Regulation. This Explanatory Statement has been prepared on the basis that any offer of New DGL0.5 Secured Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the DGL1 Scheme Consideration. This Explanatory Statement is not a prospectus for the purposes of the Prospectus Regulation.

References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

This Explanatory Statement has not been approved by an authorised person for the purposes of Section 21 of the FSMA. Accordingly, this Explanatory Statement is not being distributed to, and must not be passed on to, the general public in the United Kingdom. This Explanatory Statement is for distribution only to persons who: (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Explanatory Statement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Bermuda

The DGL1 Scheme Consideration may not be marketed, offered or sold directly or indirectly to the public in Bermuda except in accordance with Bermuda law, and neither this Explanatory Statement, which is not subject to and has not received approval from either the Bermuda Monetary Authority or the Bermuda Registrar of Companies, and no statement to the contrary, explicit or implicit, is authorised to be made in this regard, nor any offering material or information contained herein relating to the DGL1 Scheme Consideration, may be supplied to the public in Bermuda or used in connection with any offer for the subscription or sale of DGL1 Scheme Consideration to the public in Bermuda except in accordance with Bermuda law. The completion of the Scheme is not calculated to result, directly or indirectly in the DGL1 Scheme Consideration becoming available to persons other than persons whose ordinary business involves the acquisition, disposal or holding of shares (as defined in section 25 of the Bermuda Companies Act), whether as principal or agent.

Canada

The DGL1 Scheme Consideration may be offered or sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the DGL1 Scheme Consideration must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this Explanatory Statement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the purchasers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Explanatory Statement.

Certain Tax Considerations

DGL1 Scheme Creditors are directed to the section of the Tender Offer Memorandum (attached at Appendix 5) entitled “Material Bermuda and U.S. Tax Considerations” which is hereby incorporated by reference.

DGL1 Explanatory Statement: Letter from the board of directors

Dear DGL1 Scheme Creditors

Background

The Group enjoys a strong market position across the 312 telecommunications markets in which it operates. The Group’s revenues for the year ended March 31, 2019, was approximately $2.3 billion, with an operating profit of approximately $479.0 million. However, in recent years the Group has seen significant reductions in voice revenues, which are largely due to the industry-wide trend of voice services being substituted by data usage by mobile subscribers. The growth of data revenues and revenues from other related services such as business solutions and Cable TV & Broadband has not been sufficient to offset the decline in voice revenues. In addition, the expansion into business solutions and Cable TV & Broadband has required significant capital expenditures, which have reduced the Group’s ability to generate operating free cash flow and reduce its finance costs. Further, mobile operators have seen increased competitive pressures and reductions in mobile termination rates, which have negatively impacted their businesses, and these factors are also prevalent in the Group’s markets. Accordingly, the Group finds itself with unsustainable volumes of funded indebtedness. The Group’s total outstanding funded debt was approximately $7.4 billion as of September 30, 2019. The Group’s annual finance costs (which are comprised primarily of interest payments on its outstanding funded debt) for the year ended March 31, 2019 was $558.4 million, contributing to the Group’s loss before taxation of approximately $154.7 million for the same period. This represented a year-on-year increase in finance costs of approximately $55.4 million, which in turn contributed to a more than doubling of the Group’s loss before taxation of $70.2 million in the same period for the preceding year.

In response, the Group has been exploring strategic transactions to reduce its total level of funded indebtedness, manage near-term maturities and improve liquidity through reduced finance costs. In January 2019, the Company and its immediate shareholder, Digicel Group Two Limited, which are together two immediate holding companies of the Company, completed exchange offers in respect of approximately $3 billion of indebtedness, whereby debt due to mature in 2020 was exchanged for new indebtedness with maturities in 2022 and 2024. Despite this, the Group continues to have over $1 billion in debt due to mature next year. The Group therefore faces the need to either repay or refinance approximately $4 billion in debt over the near-to-medium term.

In this context, the Group has determined it is appropriate to propose a more comprehensive restructuring of its existing indebtedness. In furtherance of this objective, the Group entered into discussions with the Ad Hoc Group at the beginning of 2020. The discussions resulted in a transaction proposal that, if fully implemented would reduce the Group’s total debt by approximately $1.7 billion, reduce its annual cash interest payments by approximately $125 million and extend maturities. Consummation of this transaction is key to the long-term sustainability of the Group as it will place the Group on a more stable financial footing, and providing both the Company and wider Group more flexibility in accessing future financing in order for the Group to maintain competitiveness, investment and innovation in the markets in which they operate. Members of the Ad Hoc Group representing approximately $1.5 billion of the Exchange Notes have signed a Lockup and Support Agreement in support of the proposed Restructuring.

Like other companies throughout the world, the Group is addressing the likely consequences arising from the outbreak of COVID-19. The Group anticipates its business to be negatively impacted by the COVID-19 pandemic. The financial impact of the COVID-19 pandemic will cause a negative impact from the start of the first quarter of fiscal 2021 (being April to June 2020). The financial impact of the COVID-19 pandemic on the Group is difficult to quantify at this time because it is dependent on external factors, such as the length of restrictions within the Group’s operating markets and the resultant impact on the wider economies in such markets.

In response to the current uncertain economic outlook and the need to preserve liquidity in light thereof, the Group elected to not make interest payments on the following debt and to instead utilize a 30-day grace period permitted under the relevant indentures: the Existing Notes that were due on March 30, 2020, the Existing DGL2 2022 Notes that were due on March 30, 2020 and the Existing DGL2 2024 Notes that were due on April

2 Thirty-one mobile markets does not include the Group’s operations in Panama and operations in La Réunion where the Group provides business solutions services

1, 2020. Skipping these interest payments has provided a total cash flow benefit to the Group of $115 million approximately, which has eased short-term liquidity pressure.

However, in light of the risks described further below in “Alternatives to the Restructuring,” the Group sought to negotiate a comprehensive solution that could be consummated in the near-term to right-size its capital structure and position the members of the Group, including the Company, to meet their respective restructured debt service obligations in the ordinary course.

On April 1, 2020, certain members of the Group announced the commencement of offers to exchange existing debt of the Company, DL and DGL2 for various new securities.

With respect to the Existing Notes, DGL0.5 (a newly formed holding company that will own all of the Company’s current subsidiaries and other assets upon consummation of the Scheme) offered to exchange the Existing Notes held by Eligible Holders for up to an aggregate principal amount of $941 million of newly issued notes due 2024 to be issued by DGL0.5 (the “New DGL0.5 Secured Notes”).

With respect to the Existing DGL2 Notes, DGL0.5 offered to exchange (i) any and all of the outstanding approximately $937.15 million aggregate principal amount of DGL2’s 8.250% Senior Notes due 2022 held by Eligible Holders for (x) up to an aggregate principal amount of $300 million of newly issued notes due 2025 to be issued by DGL0.5 and (y) up to an aggregate principal amount of $50 million of newly issued 7.00% PIK Perpetual Convertible Notes to be issued by DGL0.5 and (iii) any and all of the outstanding $993 million aggregate principal amount of DGL2’s 9.125% Senior Notes due 2024 held by Eligible Holders for (x) up to an aggregate principal amount of $100 million of New DGL0.5 Unsecured Notes and (y) up to an aggregate principal amount of $150 million of Perpetual Convertible Notes.

Additionally, in the case of existing DL Notes, DL, Digicel Holdings (Bermuda) Limited and DIFL offered to exchange any and all of the outstanding $1.3 billion aggregate principal amount of DL’s 6.00% Notes due 2021 held by Eligible Holders for an option of either (x) up to an aggregate principal amount of $626.6 million of Additional DIFL Secured Notes, (y) up to an aggregate principal amount of $317.2 million of senior unsecured notes due 2025, to be co-issued by Digicel Holdings (Bermuda) Limited and DIFL (the “New DIFL Unsecured Notes”) and (z) up to an aggregate principal amount of $256.1 million of subordinated notes due 2026, to be co-issued by Digicel Holdings (Bermuda) Limited and DIFL and (ii) DL offered to exchange any and all of DL’s outstanding $925 million aggregate principal amount of its 6.75% Notes due 2023 held by Eligible Holders for up to an aggregate principal amount of $878.8 million of new senior unsecured notes due 2027 to be issued by DL.

As described in more detail in the Tender Offer Memorandum, upon tendering their respective Existing Notes, DGL1 Noteholders automatically and unconditionally delivered instructions for the Tender Agent, effective immediately, to appoint the Tender Agent as their true and lawful agent, attorney-in-fact and proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favour (including, if required, attending a meeting and voting on behalf of such tendered Existing Notes) of a scheme of arrangement providing substantially the same or better economic terms (as determined by the Tender Agent in its discretion acting in good faith) as the exchanges proposed in respect of the Existing Notes in the Tender Offer. As of the date of this Explanatory Statement, holders of approximately 98.6% in principal amount of the Existing Notes have tendered their Existing Notes, and in turn, have delivered Instructions to vote in favour of the Scheme (because the Scheme is on substantially the same or better economic terms to the DGL1 Noteholders as those terms set forth in the Tender Offer Memorandum).

Although exchanges have been proposed at different levels throughout the Group’s current capital structure, the board of directors of each company has separately considered the relevant company’s position. The proposed Scheme is between Digicel Group One Limited and the DGL1 Scheme Creditors, and, as explained further below, the transaction to be implemented via the Scheme reflects the expected level of support for a restructuring of the Company’s indebtedness. The Board believes the Scheme to be in the best interests of the creditors of the Company.

The Proposed Restructuring

The Company is not an operating company. Its main assets consist of interests in its subsidiaries and certain receivables from other companies in the Group. The Company has engaged KPMG IE to perform a valuation and liquidation analysis to determine whether the Company’s current assets would, on a theoretical liquidation, be sufficient to satisfy its existing creditors, who are predominately the holders of the Existing Notes, in full.

The results of this valuation exercise confirmed the view of the Board that there was a reasonable basis for concluding that the value of the Company’s liabilities exceed the realizable value of its assets and that, without some restructuring of the Company’s existing debt, the Company could face potential insolvency.

The Board has therefore explored possibilities of reducing the overall level of the Company’s funded indebtedness and identified the following issues with any potential restructuring:

·	balancing the risk that too severe of a ‘haircut’ on holders of Existing Notes could result in such holders rejecting any restructuring proposal as commercially unattractive, against the need for any restructuring transaction to be meaningful to the future prospects of the Company through debt and interest expense reduction;

·	the realizable value of the Company’s main assets, the equity interests in its subsidiaries, was directly impacted by the simultaneous Tender Offers occurring with respect to the Existing DL Notes and there could be no assurance that the amount of creditor participation in the rescheduling of debt occurring at DL and DIFL would be sufficient to materially increase the value of the Company’s equity interest in those subsidiaries or that the Minimum Participation Condition with respect to that Tender Offer would be satisfied; and

·	the possible need to recapitalize the Company through the injection of fresh equity financing, and the inability of its sole shareholder, Digicel Group Two Limited, to provide such capital due to its own level of indebtedness and liquidity constraints.

The Company and its advisors worked with the Ad Hoc Group and the Group’s founder, Denis O’Brien (in such capacity, the “Founder”) with these considerations in mind to develop a transaction that would both protect the interests of creditors of the Company and provide a new, stable capital structure for the Group going forward. The proposed transaction will, as further described below under the heading “Proposed Scheme”, result in significant deleveraging of the Group and will enable DGL0.5 to carry on the business of the Company as a going concern.

Following the consummation of the proposed Restructuring, the holders of the Existing DGL2 Notes will have no recourse to any of the assets of the Restructured Group. However, to respect the interests of the holders of the Existing DGL2 Notes as the putative shareholders of the Company, the Company and its Advisors also determined that, as part of the Restructuring, it was appropriate to conduct a tender and exchange offer as mentioned above, whereby holders of the Existing DGL2 Notes would be offered the opportunity to exchange their Existing DGL2 Notes for new unsecured and convertible securities to be issued by DGL0.5, albeit with a greater haircut than that proposed for DGL1 Noteholders. Assuming a 100% participation by DGL1 Noteholders and DGL2 Noteholders (and DL Noteholders), the simplified Group structure following the consummation of the restructuring would be as follows:

1.	The chart above depicts DGL0.5’s pro forma simplified corporate structure as of September 30, 2019 after giving effect to the Reorganization Transactions and assuming 100% participation in the Tender Offers and DL Tender Offers, in each case, prior to the applicable early tender date, the Consent Conditions are satisfied and the Founder Equity Contribution has occurred.

2.	Represents DGL0.5’s consolidated ownership on a fully diluted basis including shares held through DL.

3.	Does not show minority interests in Caribbean operations or Pacific operations.

4.	Digicel Pacific Limited will guarantee the New DGL0.5 Secured Notes.

Proposed Scheme

As of the date of this Explanatory Statement, the Company has commenced the Tender Offer. The Tender Offer is a voluntary process and there is no method of securing 100% participation in the Tender Offer absent all DGL1 Noteholders tendering their Existing Notes. The Scheme is designed to ensure the full implementation of the exchange of the Existing Notes contemplated in the Tender Offer and described in the Tender Offer Memorandum.

As a term of the Tender Offer, the Company had the right, but not the obligation, to commence a scheme of arrangement upon receiving acceptance from at least 75% in value of those tendering their Existing Notes. DGL1 Noteholders were also, as part of the Tender Offer, required when tendering their Existing Notes to appoint the Tender Agent as their true and lawful agent, attorney-in-fact and proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf such tendered Existing Notes) of a scheme of arrangement providing substantially the same or better economic terms (as determined by the Tender Agent in its discretion acting in good faith) as the exchanges proposed in respect of the Existing Notes in the Tender Offers.

Having received acceptances from at least 75% in value of the Existing Notes and with a view to facilitating the Scheme, on April 28, 2020 the Company petitioned for the appointment of Michael Morrison and Charles Thresh of KPMG Advisory Limited and James Bennett of KPMG LLP as joint provisional liquidators of the Company for the purposes of monitoring the Company’s restructuring (the “Provisional Liquidators”) as contemplated by the Scheme3. On April 29, 2020 the Bermuda Court made an order confirming such appointment. The appointment of Provisional Liquidators has secured a stay of proceedings in Bermuda and therefore will allow the Scheme to proceed in an orderly fashion.

With the support of its provisional liquidators, the Company has determined to propose the Scheme, the economic terms of which are substantially the same as the Tender Offer and provide for the reconstitution of the Company via the Transfer Mechanics set out therein, which, shall occur through the following steps, each of which is interconditional on the other and each of which shall occur immediately after the proceeding step, such that all steps occur upon the Scheme Effective Date:

i)	The Existing Notes will be deemed transferred to DGL0.5, a newly incorporated, wholly owned subsidiary of the current indirect shareholder of the Company, Digicel Investments Limited, (“Digicel Investments”, which acts as nominee for the Founder). This transfer will result in DGL0.5 becoming a creditor of the Company in an amount equal to the Company Payable. In consideration for the transfer of the Existing Notes, DGL0.5 shall make available to DTC on the Scheme Effective Date the DGL1 Scheme Consideration for payment to the DGL1 Scheme Creditors through an exchange of the Existing Notes for the New DGL0.5 Secured Notes anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date.

ii)	Immediately following (i), the Company will transfer to DGL0.5 substantially all of its assets and liabilities (excluding the Existing Notes which are transferred in (i) above) as shown in the Balance Sheet appended to this Explanatory Statement including,[4] without limitation, all of the Company’s intra-Group receivables and payables, all of the Company’s equity interests in its subsidiaries, all of the Company’s cash and, to the extent permitted without consent or to the extent consent is received from the relevant third party, all of the Company’s trade and other payables (but excluding any Third Party Liabilities). Each of the foregoing will occur either pursuant to an order of the Bermuda Court pursuant to section 101 of the Bermuda Companies Act or, if the Bermuda Court does not make such order, will occur pursuant to the contractual mechanism of the Sale Documents. The net value of the assets transferred as described in this paragraph (ii) will create a receivable owed by DGL0.5 in favour of the Company (the “Company Receivable”). The Company Payable from paragraph (i) will be immediately set-off against the Company Receivable (thereby eliminating the Company Receivable) in consideration for the Asset Transfer. The balance owed by the Company in respect of the Company Payable following this set-off is referred to as the DGL0.5 Receivable.

iii)	Immediately following (ii), the Existing Notes will be cancelled and DGL1 Scheme Creditors will release all of their Scheme Claims. This will have the effect of eliminating any balance on the

[3]	Paragraph 1 of the April 29, 2020 order by the Bermuda Court provides that the Provisional Liquidators shall have, amongst other things, the following powers: (i) reviewing the financial position of the Company; (ii) monitoring the continuation of the business of the Company by the Board; (iii) monitoring, consulting with, overseeing and otherwise liaising with the Board and the creditors and shareholders of the Company in determining the most appropriate manner of effecting a reorganization and/or refinancing of the Company; and (iv) if agreed by the Company to be appropriate, to work with the Company to draft a scheme of arrangement under the provisions of section 99 of the Companies Act 1981 between the Company and its creditors and/or shareholders to give effect to and/or to facilitate a reorganization and/or refinancing of the Company and to seek whatever directions are required in respect thereon from the Bermuda Court for proposing and implementing such a scheme.

[4]	The effect of this transfer is illustrated in the Pro-Forma Balance Sheet which assumes implementation of the Transfer Mechanics.

DGL0.5 Receivable and compromising all Scheme Claims in accordance with the terms of the Scheme (other than Excluded Claims, as further described in the Scheme).

The Founder Equity Injection is a Condition Precedent to the above steps occurring, so it is expected that the Founder Equity Injection will be consummated on or around the same day that the steps occur. To the extent any Third Party Liabilities are not transferred to DGL0.5 pursuant to the Transfer Mechanics as summarised above, then the Company shall either procure the transfer of such Third Party Liabilities to DGL0.5 or shall make provision for payment of them in full on or after the Scheme Effective Date.

Following the consummation of the above transactions, it is expected that the Company will have no assets and no liabilities and will be liquidated, with the former economic interests of the DGL1 Noteholders now represented by the New DGL0.5 Secured Notes, with DGL0.5 as the new holding company of the Restructured Group.

Other Aspects of the Group’s Restructuring

Each Tender Offer contained a scheme condition identical to the Scheme Condition in the Tender Offer for the Existing Notes. It is therefore possible that, if either DL or DGL2 receives acceptances from 75% or more of any series of the Existing DL Notes or the Existing DGL2 Notes, a scheme of arrangement may be proposed by the respective company to implement the respective Tender Offer. The Company has no assurance that a scheme of arrangement will be proposed by either DL or DGL2, and the Scheme is not conditional upon the results of either the DL or DGL2 Tender Offers or a scheme of arrangement being successfully consummated by either of those companies. The decision to propose a scheme of arrangement by either DL or DGL2 is a matter to be determined by the board of directors of each respective company.

DGL1 Noteholders, as future creditors of DGL0.5 following the consummation of the Restructuring will benefit from any take-up of the Tender Offer (or consummation of any scheme of arrangement) by the DL Noteholders because the transactions contemplated thereby will result in lower gross debt encumbering a company whose creditors are structurally senior to DGL1 Noteholders. Decreased leverage in DL will increase the value of DGL0.5’s equity holdings in DL, and reduce finance costs, thereby unlocking liquidity to service DGL0.5’s debt obligations, including the New DGL0.5 Secured Notes.

The Tender Offer by DGL2, as further described in the Tender Offer Memorandum, proposes an exchange of the Existing DGL2 Notes for new unsecured and convertible debt securities to be issued by DGL0.5, subject in each case to a Minimum Participation Condition. Although these unsecured and convertible securities will rank junior to the New DGL0.5 Secured Notes, to the extent DGL0.5 is required to issue new debt securities in satisfaction of the DGL2 Tender Offer, it may negatively impact the free cash flow and asset base of DGL0.5 that would otherwise be available to holders of the New DGL0.5 Secured Notes. Accordingly, DGL1 Noteholders may be adversely affected by the level of take-up of the Tender Offer (or any scheme of arrangement) by DGL2. Despite this, the Company understands that the respective boards of directors of DGL0.5 and DGL2 have determined that, in the interests of achieving a comprehensive restructuring that garners widespread support across the Group’s capital structure, holders of the Existing DGL2 Notes will be offered the opportunity for some economic participation in the Restructured Group’s capital structure, notwithstanding that the Company believes, as confirmed by the valuation and liquidation analysis provided by KPMG IE, that the Existing DGL2 Notes are effectively worthless because DGL2’s main asset, its equity interest in the Company, is valueless due the Company’s overleveraged capital structure and additional senior debt in the Group’s existing capital structure.

Alternatives to the Restructuring

The proposed Restructuring is the result of extensive, arms-length negotiations with the Ad Hoc Group, with the objective of treating all stakeholders fairly and in accordance with their respective legitimate expectations and following a comprehensive consideration of the strategic options available to the Company. The scope and feasibility of these strategic options have been limited as a result of successive years of net losses and recent unprecedented market turbulence occurring as result of the COVID-19 pandemic, the duration of which remains unclear, as discussed earlier.

The Company determined in its business judgment to not make its scheduled interest payment on the Existing Notes on March 30, 2020 to preserve liquidity. As a result, if the Scheme and the Restructuring are not consummated, the Company would be in default on its debt obligations and in the absence of a successful financial and corporate restructuring, the Provisional Liquidators would recommend to the Bermuda Court that the Company proceed to be wound up on the basis of its insolvency. Such an insolvency process would be value-destructive and detrimental to the Company and all its stakeholders, including the DGL1 Noteholders. The Board does not believe the Company’s existing obligations and liquidity permit enough time to formulate a consensual restructuring solution substantially different from the planned Restructuring and therefore believe the current Scheme and Restructuring represent an outcome to creditors that would be superior to any other option (including liquidation) open to the Company.

There are several factors which would negatively impact stakeholders’ recoveries in a liquidation of the Company:

(a)	the quality and saleability of assets on the balance sheet;

(b)	the complexity and international geographic scope of the Group;

(c)	compliance with local laws in the various jurisdictions in which the Group operates;

(d)	the ability of the liquidator of each Group entity to gain access to funding to facilitate an orderly winding-up;

(e)	the ability of the liquidator to retain key resources to facilitate the asset sales;

(f)	the amount of time given by, and cooperation from, creditors and counterparties to organise and conduct asset sales in an orderly manner and at maximum value;

(g)	the costs incurred in the liquidation process; and

(h)	any potential claims from counterparties.

KPMG IE5, has prepared an analysis of the returns to senior unsecured creditors in a liquidation of the Company which is set out at Appendix 4 (KPMG Liquidation Analysis Report) to this Explanatory Statement (the “KPMG Liquidation Analysis Report”) and has been provided to the Company the basis that reliance shall be limited to the Company only and specifically on the basis that reliance does not extend to any other party including DGL1 Scheme Creditors.

The KPMG Liquidation Analysis Report has been prepared by reference to Company financial information as at March 31, 2020. This is the latest practicable date on which the KPMG Liquidation Analysis Report could be prepared given information currently available to the Company (such date, the “Latest Practicable Date”). In preparing the KPMG Liquidation Analysis Report, KPMG IE has relied on representations from the Company to the effect that Scheme Claims would be paid in priority to unsecured creditor claims, on account of liens and pledges in relation to the Company’s s assets, however, there would remain a shortfall to DGL1 Scheme Creditors as the sums derived by the Company from asset realisations would be insufficient to meet the aggregate Scheme Claims.

5	KPMG IE has given and has not withdrawn its written consent to the issue of this Explanatory Statement with the inclusion of: (i) its name and all references thereto; and (ii) the KPMG Liquidation Analysis Report (which, for the avoidance of doubt, has been provided to the Company on the basis that reliance shall be limited to the Company only and specifically that reliance does not extend to any other party including DGL1 Scheme Creditors) in the form and context in which they are included in this Explanatory Statement. For the purposes of the collateral assessment on which the KPMG Liquidation Analysis Report is based, KPMG IE relied on written representations from the Company regarding the nature and validity of all pledges, liens and security relating to DGL1 Scheme Creditors and KPMG IE was not asked, and did not seek, to verify the validity of such security, nor whether any or all associated charges have been properly registered. Neither KPMG IE nor the Provisional Liquidators have a material interest, whether direct or indirect in the shares of the Company, the shares of any other Company in the Group, nor does either KPMG IE or the Provisional Liquidators have a material economic interest, whether direct or indirect, in the Company or DGL0.5, including an interest in the success of the proposed Restructuring.

Based on the KPMG Liquidation Analysis Report, assuming a projected liquidation process of up to three years, the estimated total recovery to DGL1 Scheme Creditors ranges from approximately US$484.7 million to US$629.3 million. This equates to a recovery of between 47% and 60% for DGL1 Scheme Creditors. Please also refer to the Section 6 (Consequences of a Failure to Implement the Scheme) of Part A of this Explanatory Statement (Background to the Scheme) and Appendix 4 (KPMG Liquidation Analysis Report) to this Explanatory Statement for further details.

Based on the information currently available regarding the quantum of the Scheme Claims it is anticipated that DGL1 Scheme Creditors will recover approximately 94% in aggregate value of the face amount of their Scheme Claims upon payment in full of the New DGL0.5 Secured Notes at maturity (excluding any accrued but unpaid interest). For the purpose of determining notional recoveries to the DGL1 Scheme Creditors, the Board has not ascribed any value to the interest payable under the New DGL0.5 Secured Notes. For further detail on DGL1 Scheme Creditor recoveries, please also refer to “Outcomes for DGL1 Scheme Creditors if the Scheme is Sanctioned”.

Therefore, the Board considers, having consulted with its advisors, that the recoveries for DGL1 Scheme Creditors provided pursuant to the Scheme are greater than otherwise recoverable in a liquidation of the Company, as demonstrated by the KPMG Liquidation Analysis Report.

Process for Voting on and Implementation of the Scheme

The process for voting on and implementing of the Scheme is summarised in the following paragraphs:

(a)	If you have already validly tendered your Existing Notes and delivered the Instructions as required by the terms of the Tender Offer

No further action is required at this time. The delivery of the Instructions by you or on your behalf by your commercial bank, broker, dealer, trust company or other nominee immediately following the tender of such Existing Notes via ATOP will have constituted the Tender Agent as your agent and attorney-in-fact, and the Tender Agent will include your vote on the Agent Master Ballot to appoint the Chairman of the Scheme Meeting as your proxy to vote your Scheme Claims in favor of the Scheme.

(b)	If you have NOT yet tendered your Existing Notes in the Tender Offer and delivered the Instructions

As of the Record Date, you may no longer vote your Existing Notes using the procedures described in the Tender Offer Memorandum. To vote in the Scheme you must either attend the Scheme Meeting or complete the applicable Ballot: please refer to the detailed instructions in relation to voting at the Scheme Meeting in the section entitled Summary of Actions to be Taken by all DGL1 Scheme Creditors and Appendix 2 (Ballot Package) to this Explanatory Statement.

To the extent you have not provided any Instructions via the Tender Offer as of the Record Date, in order to vote on the Scheme at the Scheme Meeting you must either attend the Scheme Meeting in person (or by your duly authorized representative) or provide the appropriate Ballot to the Information Agent before the Voting Instruction Deadline (being 5 p.m. (New York Time) on May 28, 2020) in order for the relevant DGL1 Scheme Creditor to vote at the Scheme Meeting.

If the requisite thresholds of DGL1 Scheme Creditors at the Scheme Meeting do not approve the Scheme, then the Company will not be able to implement the Scheme. See “Consequences of a Failure to Implement the Scheme” on page 36.

DGL1 Scheme Consideration

The DGL1 Scheme Consideration consists solely of the New DGL0.5 Secured Notes, with the New DGL0.5 Secured Notes being allocated pro rata to a DGL1 Noteholders based of their holdings of Existing Notes.

Approval Thresholds for the Scheme

In order for the Scheme to be considered by the Bermuda Court at the Scheme Sanction Hearing, the Scheme must be approved by a majority in number representing at least 75% in value of Existing Notes held by the DGL1 Scheme Creditors present and voting either in person or by proxy at the Scheme Meeting.

Scheme Sanction Hearings

Under Section 99 of the Bermuda Companies Act, a Bermuda scheme of arrangement becomes effective in accordance with its terms and is binding on the relevant company and all its creditors when the order of the Bermuda Court sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies. The Company expects that the Scheme Sanction Hearing in respect of the Scheme will take place on or about June 8, 2020. Once the date of the Scheme Sanction Hearing is confirmed by the Bermuda Court, the Company will provide notice of it to the DGL1 Scheme Creditors.

At the Scheme Sanction Hearing, the Company also intends to make an application pursuant to section 101 of the Bermuda Companies Act to implement the Asset Transfer from the Company to DGL0.5. Section 101 of the Bermuda Companies Act permits a company, in conjunction with a scheme of arrangement, to receive an order either as part of the sanction of the scheme or by a subsequent order, that makes provision for the whole or part one company’s undertaking, property and liabilities to transfer to another transferee company. If such an order is not granted, the Company intends to effect the Asset Transfer by the Sale Documents.

Scheme Effective Date and Distribution Date

As soon as reasonably practicable after receiving the Sanction Order, the Company intends to deliver the Sanction Order to the Bermuda Registrar of Companies, thereby causing the Scheme Effective Date to occur, subject to the satisfaction of all Conditions Precedent which include the entry of an order by the U.S. Bankruptcy Court pursuant to Chapter 15 of the U.S. Bankruptcy Code that recognises and enforces the Scheme. The Company will notify the DGL1 Scheme Creditors of the occurrence of the Scheme Effective Date.

The Company anticipates that the Distribution Date for the DGL1 Scheme Consideration will occur on or as soon as reasonably practicable following the Scheme Effective Date. Neither the Company nor the Information Agent shall recognise any sale, assignment or transfer of any Scheme Claim (including any transfer of the Existing Notes) after the Record Date for the purposes of determining entitlement to attend and vote at the Scheme Meeting and all distributions of DGL1 Scheme Consideration shall be made to DGL1 Scheme Creditors via DTC customary procedures irrespective of any sale, assignment or of any Scheme Claim after the Record Date.

Recommendation

This letter is part of the Explanatory Statement distributed to you for the reasons set out above. In considering the Scheme, you should not rely only on this letter, but you should also consider the more detailed information contained in the remainder of the Explanatory Statement (including the Scheme).

For the reasons explained in this letter, the board of directors of the Company considers the proposed Restructuring to be in the best interests of the DGL1 Scheme Creditors and recommends that the DGL1 Scheme Creditors vote in favour of the Scheme at the Scheme Meeting.

Yours faithfully

for and on behalf of
Digicel Group One Limited

Expected Timetable of Principal Events6

Event	Expected time and date
Tender Offer Commencement	April 1, 2020
Practice Statement Letter Issued	April 28, 2020
Provisional Liquidators Appointed	April 29, 2020
Record Date: date on which Scheme Claims shall be assessed for the purposes of voting on the Scheme.	Close of business. (New York time) on May 13, 2020
Chapter 15 Filing	On or around the date of this Explanatory Statement
Voting Instruction Deadline: latest time and date for receipt of Ballots by the Information Agent in order for DGL1 Scheme Creditors’ voting instructions to be taken into account for the purposes of the Scheme Meeting.	5:00 p.m. (New York time) on May 28, 2020
Scheme Meeting[7]: DGL1 Scheme Creditors who wish to vote on the Scheme in person should attend the Scheme Meeting.	8:00 a.m. (New York Time) / 9:00 a.m. (Bermuda Time) on June 1, 2020
Scheme Sanction Hearing[8]	June 8, 2020
Scheme Effective Date	June 15, 2020
Distribution Date	On or as soon as reasonably practicable following the Scheme Effective Date

6	Unless otherwise stated, all references to time in this Explanatory Statement are to New York time. The dates in this timetable and mentioned throughout this Explanatory Statement assume that the Scheme Meeting is not adjourned. It is also possible that the Scheme Effective Date may be delayed if any person appeals the order.

7	The Scheme Meeting will be held via conference call using the following details: +1 917-933-2314 (US), +44 20 3787 4277 (UK), Conference ID: 569 450 771#. The Scheme Meeting will commence at the time stated above. Any DGL1 Scheme Creditor that wishes to attend the Scheme Meeting and vote in person must provide: (i) a duplicate copy of the validly completed Ballot (in any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes as of the Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to DGL1@kpmg.bm no later than thirty minutes before the scheduled time of the Scheme Meeting for the purposes of registering a DGL1 Scheme Creditor’s attendance at the Scheme Meeting.

8	The Bermuda Court will be requested to sanction the Scheme. The date for that hearing has not yet been settled, although it is expected to be on or about June 8, 2020. If this date changes, the dates of all subsequent steps, including the Scheme Effective Date, may be affected. In this event, the rescheduled hearing date will be announced at the Scheme Meeting to the extent then known or otherwise notified to the DGL1 Scheme Creditors by the Information Agent. A notice regarding the date and time of the hearing will be circulated to the DGL1 Scheme Creditors by the Information Agent once the hearing has been scheduled.

Are you a DGL1 SCHEME CREDITOR or a Person with an interest in the Existing Notes?

The following persons have interests in the Existing Notes:

1.	DTC Participants: You are a DTC Participant if you are recorded directly in the records of Cede & Co. (as the Existing Depository Nominee) and DTC as holding a Beneficial Interest in any Existing Notes in an account held with DTC, either for your own account or on behalf of an underlying client.

2.	Intermediary: You are an Intermediary if you hold a Beneficial Interest in any Existing Notes on behalf of another person or other persons and you do not otherwise hold that same Beneficial Interest as a DTC Participant.

3.	DGL1 Noteholder: You are a DGL1 Noteholder if you hold a Beneficial Interest in the Existing Notes and are is the owner of the ultimate economic interest in any of the Existing Notes. A DTC Participant may also be a DGL1 Noteholder.

4.	The Existing Depository Nominee and the Existing Notes Trustee.

DGL1 Scheme Creditors are entitled to take, or direct the taking of, certain actions in respect of the Scheme.

For the purposes of the Scheme, the following persons are DGL1 Scheme Creditors:

1.	the Existing Notes Trustee;

2.	the Existing Depository Nominee, as registered holders of the Existing Global Note Certificates; and

3.	the DGL1 Noteholders, as contingent creditors.

The Existing Notes Trustee and the Existing Depository Nominee have been directed by the Bermuda Court not to vote at the Scheme Meeting.

Intermediaries are not DGL1 Scheme Creditors unless, and only to the extent that, they are DGL1 Noteholders i.e. they hold some Beneficial Interest and ultimate economic interest in the Existing Notes for their own behalf.

Only DGL1 Scheme Creditors holding Scheme Claims as of the Record Date shall be entitled to vote at the Scheme Meeting.

As described in the section of this Explanatory Statement entitled Summary of Actions to Be Taken by All DGL1 Scheme Creditors and Appendix 2 (Ballot Package) to this Explanatory Statement, the assistance of Intermediaries may be required in connection with the voting procedures of the Scheme to the extent that underlying DGL1 Noteholders on whose behalf the Intermediary holds the relevant Existing Notes have not already submitted their Instructions pursuant to the terms of the Tender Offer.

Master Ballots are required for the purposes of voting on the Scheme where Instructions have not been submitted as part of the Tender Offer. These Master Ballots must be supported by Beneficial Holder Ballots. If you are a DGL1 Noteholder that is not a DTC Participant and/or you hold your interests via an Intermediary you should contact your DTC Participant and/or Intermediary and provide them with a Beneficial Holder Ballot, so that Master Ballots may be submitted on your behalf by the relevant DTC Participant or Intermediary. The form of Master Ballot and Beneficial Holder Ballot is set out in Appendix 2 (Ballot Package) to this Explanatory Statement.

In determining whether a particular person is the ultimate beneficial owner and therefore a DGL1 Scheme Creditor entitled to vote, that is entitled to submit a Master Ballot, each of the Company and the Information Agent may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

The number of DGL1 Scheme Creditors voting and the votes cast by them will be taken into account for value and numerosity purposes in relation to the Scheme. In the case of DGL1 Scheme Creditors who have submitted Instructions via their Intermediary or DTC Participant, the Information Agent shall be entitled to treat (in the absence of any evidence to the contrary) each VOI received in the Tender Offer as originating from one DGL1 Scheme Creditor.

For further information on the action to be taken by DGL1 Noteholders and persons with an interest in the Existing Notes, see the section of this Explanatory Statement entitled Summary of Actions to Be Taken by All DGL1 Scheme Creditors and Appendix 2 (Ballot Package) to this Explanatory Statement.

The following diagram illustrates the relationship between certain persons with interests in the Existing Notes, which are held in global form through DTC:

Existing Depository Nominee Cede & Co as Existing Depository Nominee

DTC DTC acts as clearing system for the Existing Notes

DTC Participant
(For example, a bank or broker dealer)

Each DTC Participant has interests in the Existing Notes either for its own account (in which case it is the DGL1 Noteholder with respect to those interests) or on behalf of its client (in which case it is not the DGL1 Noteholder with respect to those interests)

Intermediary

(For example a bank or brokerage house which does not have an account with a DTC)

There may be one or more Intermediaries between a DTC Participant and a DGL1 Noteholder; these Intermediaries are essentially intermediaries with no economic interest in the Existing Notes

DGL1 Noteholder
(The ultimate beneficial owner of and/or the person with the ultimate economic interest in any of the Existing Notes)

Voting
Each DGL1 Noteholder as of the Record Date will be entitled to give instructions for the appointment of a proxy to attend and vote at the Scheme Meeting (either the Chairman or another person selected by the DGL1 Noteholder) or to attend and vote at the Scheme Meeting in person, or will have already delivered Instructions required by the terms of the Tender Offer.

OUTCOMES FOR DGL1 SCHEME CREDITORS IF THE SCHEME IS SANCTIONED

1.1	This analysis is provided in order to help DGL1 Scheme Creditors understand what they will be entitled to under the Scheme and, therefore, to decide between the two options available to them, namely to:

(a)	vote for the Scheme; or

(b)	vote against the Scheme.

1.2	The analysis in this section is based on a number of assumptions, and the outcomes are intended to reflect a range of possible outcomes. These assumptions are considered to be reasonable by the Company and its advisors. The key assumptions are set out beginning at paragraph 1.13 below.

The recoveries under the Scheme are superior to the expected recoveries from an insolvent liquidation

1.3	If the Scheme is not sanctioned and the Company enters into a winding-up, the KPMG Liquidation Analysis Report indicates that DGL1 Scheme Creditors would receive a recovery representing between 47% and 60% of their claims against the Company. Those percentages are estimates based on certain assumptions and therefore the actual recoveries could be greater or less than those percentages. The anticipated timeframe for payment of these recoveries is uncertain, but is estimated to take up to three years. By comparison, under the Scheme, it is anticipated that DGL1 Scheme Consideration will be made available to DGL1 Scheme Creditors on or as soon as reasonably practicable following the Scheme Effective Date.

Summary of actions to be taken by all DGL1 Scheme Creditors

1.	Meetings of DGL1 Scheme Creditors

1.1	By an order dated on or around the date of this Explanatory Statement, the Bermuda Court has granted the Company permission to convene the Scheme Meeting for DGL1 Scheme Creditors to consider and, if thought fit, approve the Scheme (with or without modifications).

1.2	For the purposes of voting at the Scheme Meeting, the Bermuda Court has directed that the Existing Notes Trustee and the Existing Depository Nominee shall not be entitled to vote and that the actions described in herein shall not be applicable to the Existing Notes Trustee and the Existing Depository Nominee.

2.	Actions to be taken in order to vote at the Scheme Meeting

2.1	If you are a DGL1 Noteholder who validly tendered your Existing Notes and delivered the Instructions as required by the terms of the Tender Offer, you have already authorized the Tender Agent as your lawful agent and attorney-in-fact to take all necessary actions to vote in favour of the Scheme. In furtherance of this authorization, the Tender Agent will, on behalf of the Existing Notes it has received Instructions for, complete and execute the Agent Master Ballot appointing the Chairman of the Scheme Meeting, as proxy for the Scheme Claims represented by such Existing Notes, and providing the Chairman with authority to vote such Scheme Claims in favour of the Scheme in accordance with the Instructions (because the Scheme is on substantially the same or better economic terms to the DGL1 Noteholders as those terms set forth in the Tender Offer Memorandum).

2.2	The Information Agent has received Instructions from DTC Participants via DTC’s ATOP Procedures; and the related delivery of the nominee instruction forms included in the Tender Offer Materials. In the case of DTC Participants tendering via ATOP the Information Agent shall be entitled to assume that any Existing Notes tendered via the ATOP platform have been done so on the basis that the relevant DTC Participant had received authorization from all relevant underlying Intermediaries and DGL1 Noteholders pursuant to the procedure set out in the Tender Offer Memorandum. As such the Information Agent will only submit the Agent Master Ballot on the basis it has been authorized on behalf of a DTC Participant acting on the authorization of the underlying beneficial owners of the Existing Notes.

2.3	If you are a DGL1 Noteholder who has not submitted the Instructions pursuant to the Tender Offer as of the Record Date, you may vote at the Scheme Meeting by following the voting procedures out in detail in Appendix 2 (Ballot Package) to this Explanatory Statement. The Ballot Package is set out at and will also be made available to DGL1 Noteholders on the Scheme Website. Validly completed Ballots may be submitted by email. DGL1 Noteholders are also entitled to vote at the Scheme Meeting in person, but to do so must provide: (i) a duplicate copy of the validly completed Ballot (in any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes as of the Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to DGL1@kpmg.bm no later than thirty minutes before the scheduled time of the Scheme Meeting for the purposes of registering their attendance at the Scheme Meeting. If you have not submitted Instructions by the Record Date and wish to vote on the Scheme, you must do so using the voting procedures set out in detail in Appendix 2 (Ballot Package) to this Explanatory Statement. Instructions in connection with the Tender Offer will no longer be accepted after the Record Date.

2.4	Detailed instructions on the actions which DGL1 Scheme Creditors, Intermediaries and DTC Participants (who have not submitted Instructions via the Tender Offer by the Record Date) should take in order to vote at the Scheme Meeting are set out in this Explanatory Statement and the Instruction Packet and are summarised below.

2.5	Each DGL1 Scheme Creditor should read this Explanatory Statement as a whole, in conjunction with the Instruction Packet. The Instruction Packet includes:

(a)	The Explanatory Statement

(b)	a “Beneficial Holder Ballot” (which includes a section for the appointment of a proxy); and

(c)	a “Master Ballot” (which includes a section for the appointment of a proxy) for use by the DTC Participant to convey and certify the beneficial holder’s vote; and

(d)	the Notice of the Scheme Meeting.

The form of Agent Master Ballot is not included in the Instruction Packet on the basis that only the Information Agent will be authorized to complete it. However the Agent Master Ballot will be approved by the Bermuda Court for the purposes of voting procedures.

The term “Ballot” is used interchangeably below to refer to a Beneficial Holder Ballot or a Master Ballot as the context requires.

2.6	The following are the key dates that should be noted by DGL1 Scheme Creditors wishing to vote at the Scheme Meeting who have not already submitted Instructions via the Tender Offer by the Record Date:

(a)	Close of business (New York time) on May 13, 2020: Record Date;

(b)	5:00p.m. (New York time) on May 28. 2020: Voting Instruction Deadline for receipt of a Master Ballot (or the Instructions) by the Information Agent; and

(c)	June 1, 2020: Scheme Meeting.

2.7	Each DGL1 Noteholder that has not submitted Instructions in the Tender Offer prior to the Record Date and who that wishes to vote at the Scheme Meeting, other than by attending in person, will be required to do the following:

DGL1 Noteholders holding Existing Notes through DTC Participant or Intermediaries

(a)	Return a signed and completed Beneficial Holder Ballot (with instructions for the Chairman to vote on the beneficial holder’s behalf at the meeting) to the applicable Intermediary with sufficient time for the Intermediary (if it is not a DTC Participant) to forward the Beneficial Holder Ballot to its DTC Participant or (if the Intermediary is a DTC Participant) to incorporate the vote on a Master Ballot and to submit the Master Ballot to the Information Agent so that it is actually received by the Information Agent by 5:00 p.m. (New York Time) on May 28, 2020 (the “Voting Instruction Deadline”).

DGL1 Noteholders holding Existing Notes in their name at DTC

(b)	A DGL1 Noteholder who is as a record holder in DTC in its own name should vote on the Scheme by completing and signing a Beneficial Holder Ballot and returning it directly to the Information Agent as described in the Beneficial Holder Ballot.

Intermediaries and DTC Participants

(c)	An Intermediary that, on the Record Date, is the record holder of the Existing Notes for one or more DGL1 Noteholders can obtain the votes of the DGL1 Noteholder of such Existing Notes, consistent with customary practices for obtaining the votes of securities held in “street name,” by forwarding to the DGL1 Noteholder the unsigned Beneficial Holder Ballots, together with this Explanatory Statement. Each such DGL1 Noteholder must then indicate his, her, or its vote on the Beneficial Holder Ballot (or by using customary practices), complete the information requested on the Beneficial Holder Ballot, review the certifications contained on the Beneficial Holder Ballot, execute the Beneficial Holder Ballot, and return the Beneficial Holder Ballot to the Intermediary. After collecting the Beneficial Holder Ballots, the Intermediary should, either (i) if it is a DTC Participant, complete a Master Ballot compiling the votes and other information from the Beneficial Holder Ballots, execute the Master Ballot, and deliver the Master Ballot to the Information Agent so that it is ACTUALLY RECEIVED by the Information Agent on or before the Voting Instruction Deadline. All Beneficial Holder Ballots returned by DGL1 Noteholders should either be forwarded to the Information Agent (along with the Master Ballot) or retained by DTC Participants for inspection for at least one year from the Voting Instruction Deadline; or (ii) if it not a DTC Participant, immediately forward all Beneficial Holder Ballots to its DTC Participant.

For the avoidance of doubt, Intermediaries are authorized to collect votes and proxies from their beneficial holder clients in accordance with their customary practices, including the use of a “voting instruction form” in lieu of (or in addition to) a Beneficial Holder Ballot, as well as collecting votes from DGL1 Noteholders through online voting, by phone, facsimile, or other electronic means.

EACH INTERMEDIARY SHOULD ADVISE ITS DGL1 NOTEHOLDERS TO RETURN THEIR BENEFICIAL HOLDER BALLOTS TO THE INTERMEDIARY BY A DATE CALCULATED BY THE INTERMEDIARY OR THE INTERMEDIARY’S DTC PARTICIPANT (AS THE CASE MAY BE) TO ALLOW IT (OR ITS DTC PARTICIPANT) TO PREPARE AND RETURN THE MASTER BALLOT TO THE INFORMATION AGENT SO THAT IT IS RECEIVED BY THE INFORMATION AGENT ON OR BEFORE THE VOTING INSTRUCTION DEADLINE.

Instructions for Voting by Proxy

(a)	Each Ballot contains a section for the appointment of a proxy. DGL1 Noteholders should read the language on the Ballot pertaining to the appointment of a proxy carefully and follow the instructions contained therein if they wish to vote by proxy.

(b)	DGL1 Noteholders intending to vote by proxy must check the appropriate box on the Ballot appointing the Chairman as its proxy for the Scheme Meeting or, alternatively, nominate an individual other than the Chairman (as applicable) in accordance with the instructions included on the Ballot. The DGL1 Noteholder is then required to submit the completed Ballot in accordance with the instructions provided so that the Ballot or Master Ballot (as applicable), including the proxy, is actually received by the Information Agent by no later than the Voting Instruction Deadline.

(c)	The appointment of a proxy will not preclude a DGL1 Noteholder from attending and voting in person at the Scheme Meeting should it wish to do so. In the event that a DGL1 Noteholder votes in person at the Scheme Meeting, any returned Ballot with such DGL1 Noteholder’s vote and proxy included therein will be deemed to have been revoked for the Scheme Meeting. DGL1 Noteholders attending in person must provide: (i) a duplicate copy of the validly completed Ballot (in any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes as of the Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to DGL1@kpmg.bm no later than thirty minutes before the scheduled time of the Scheme Meeting for the purposes of registering their attendance at the Scheme Meeting.

Even if you do not appoint a proxy and you do not attend and vote at the Scheme Meeting, you will still be bound by the outcome of the Scheme Meeting. You are therefore strongly encouraged to attend and vote at the Scheme Meeting in person or by proxy.

2.8	In addition, each DGL1 Noteholder submitting a Beneficial Holder Ballot will be required to represent to the Company and the Information Agent that it has not previously tendered and submitted Instructions in respect of any Existing Notes (whether acquired before or after the Record Date) in the Tender Offer or, if they have, they will be required to disclose to the Information Agent the amount of such Existing Notes so tendered and the relevant VOI in respect of such Existing Notes, so as to avoid double counting for numerosity purposes.

3.	Attendance at Scheme Meeting

3.1	The Scheme Meeting for DGL1 Scheme Creditors to consider and vote on the Scheme will be held at 8:00 a.m. (New York Time) / 9:00 a.m. (Bermuda Time) on June 1, 2020. The Scheme Meeting will be held via conference call using the following details: +1 917-933-2314 (US), +44 20 3787 4277 (UK), Conference ID: 569 450 771#.

4.	Actions to be taken in order to receive DGL1 Scheme Consideration

4.1	Following the Scheme Effective Date, delivery of the DGL1 Scheme Consideration shall occur on the Distribution Date following the execution of the New DGL0.5 Indenture and the issue of new Global Notes by DGL0.5 representing the New DGL0.5 Secured Notes, the endorsement of the same by the New Notes Trustee, and expected registration of the new Global Notes in the name of Cede & Co as nominee for DTC. Interests in the new Global Notes will be distributed to DGL1 Scheme Creditors using customary procedures with DTC acting as depository. For further information DGL1 Scheme Creditors should review the section of the Tender Offer Memorandum entitled “Book Entry, Delivery and Form” which is hereby incorporated by reference.

If you are in any doubt as to what action you should take in connection with this Explanatory Statement, the proposals contained in it or the documents that accompany it, you are recommended to seek your own independent advice immediately from your legal, financial, tax or other independent advisor.

Part A
Background to the Scheme

1.	The Company’s PrincIpal Financial Indebtedness

1.1	The principal outstanding financial indebtedness of the Company consists of the Existing Notes.

The Existing Notes

1.2	On January 14, 2019, the Company issued the Existing Notes as exchange consideration for previous certain 8.250% Senior Notes due 2020 previously issued by Digicel Group Limited (the Company’s indirect shareholder). The proceeds from the Existing Notes were used to refinance part of the Group’s existing indebtedness. No cash proceeds were received at the time of the issue of the Existing Notes.

1.3	The Existing Notes bear interest at a rate of 8.250% per annum payable semi-annually in arrears and are repayable in full in 2022. As of the date of this Explanatory Statement, US$1,000,000,000 in principal amount was outstanding under the Existing Notes.

1.4	The Company did not pay the scheduled interest payment on the Existing Notes on March 30, 2020.

Other Group Indebtedness

1.5	A brief description of the Group’s indebtedness is included in the section of the Tender Offer Memorandum entitled “Description of Other Indebtedness” which is hereby incorporated by reference herein.

1.6	The Existing DGL2 2022 Notes and the Existing DGL2 2024 Notes are each subject to separate Tender Offers, as further described in the Tender Offer Memorandum. The Existing DL 2021 Notes and the Existing DL 2023 Notes are each subject to a further, separate Tender Offer as described in a tender offer memorandum issued by DL and DIFL dated as of April 1, 2020 (as amended). Each of these Tender Offers is subject to a Minimum Participation Condition, which, if satisfied may result in up to 100% of (i) in the case of DGL2, the exchange of each series of the Existing DGL2 Notes for new senior unsecured notes and new perpetual convertible notes, each issued by DGL0.5 as further described in the Tender Offer Memorandum; and (ii) in the case of DL the exchange of each series of the Existing DL Notes for new senior unsecured notes issued by DL and new secured notes issued by DIFL.

2.	Events leading up to the schemes

Background

2.1	The Group enjoys a strong market position across the 31[9] telecommunications markets in which it operates. The Group’s revenues for the year ended March 31, 2019 was approximately $2.3 billion, with an operating profit of approximately $479.0 million. However, in recent years the Group has seen significant reductions in voice revenues, which are largely due to the industry-wide trend of voice services being substituted by data usage by mobile subscribers. The growth of data revenues and revenues from other related services such as business solutions and Cable TV & Broadband has not been sufficient to offset the decline in voice revenues. In addition, the expansion into business solutions and Cable TV & Broadband has required significant capital expenditures, which have reduced the Group’s ability to generate operating free cash flow and reduce its finance costs. Further, mobile operators have seen increased competitive pressures and reductions in mobile termination rates, which have negatively impacted their businesses, and these factors are also prevalent in the Group’s markets. Accordingly, the Group finds itself with unsustainable volumes of funded indebtedness.

9 Thirty-one mobile markets does not include Digicel’s operations in Panama and operations in La Réunion where Digicel provides Business Solutions services

2.2	Since 2018, the Group has been attempting to manage its debt burden and interest expense through strategic liability management exercises, such as the exchange conducted in 2019 that resulted in the issuance of the Existing Notes. Despite these attempts, the finance costs of the Group have been steadily increasing. The Group’s finance costs increased by $51.4 million, or 19.7%, from $261.5 million in the six months ended September 30, 2018 to $312.9 million in the six months ended September 30, 2019. Interest expenses increased by $26.8 million from $235.4 million in the six months ended September 30, 2018 to $262.2 million in the six months ended September 30, 2019. On an annual basis, finance costs increased by $55.4 million, or 11.0%, from $503.0 million for the year ended March 31, 2018 to $558.4 million for the year ended March 31, 2018.

2.3	These rising finance costs were accompanied by declining revenues in certain of the Group’s key markets. In Haiti, revenue decreased by $47.1 million, or 13.3%, to $307.4 million in the year ended March 31, 2019 from $354.5 million in the year ended March 31, 2018. In Jamaica, reported revenue decreased by $31.1 million, or 8.2%, to $349.2 million in the year ended March 31, 2019 from $380.3 million in the year ended March 31, 2018. In the French West Indies, revenue decreased by $12.4 million, or 7.1%, to $163.4 million in the year ended March 31, 2019 from $175.8 million in the year ended March 31, 2018. Although these declines were partially offset by small increases in other markets in which the Group operates, in the six months ended September 30, 2019, the Group’s net liabilities increased by approximately $66.7 million, or 29.5%, from $227.6 million, as of March 31, 2019, to $294.3 million, and for the six months ended September 30, 2019, the Group’s net loss increased by approximately $120.3 million to $156.3 million as compared to a net loss of $36.0 million for the equivalent six month period ended September 30, 2018.

2.4	The Group has also suffered from deterioration in its Central American business. The Group has recorded a significant impairment on its minority investment in DHCAL, the main holding company for the Group’s Central American business segment. As of September 30, 2019, the Company was owed $590.3 million by DHCAL and its subsidiaries under loans provided to them in connection with their operations in Panama and, prior to its disposal, Honduras. The Company has recognized impairment charges totalling $450.3 million and recorded $104.1 million as its share of losses against the carrying value of the loans to DHCAL and its subsidiaries.

2.5	The nature of the Group’s business is that it operates in markets characterized by rapid technological change, and the growth of the Group’s business depends upon the success of expansion and innovation in the Group’s networks and product offerings. These activities are capital intensive with significant capital expenditures required to add customers to the Group’s network and maintain the Group’s existing customer base. In the face of increasing finance costs and widening losses, the Group has determined that there is a need for a comprehensive restructuring of its debt, so as to reduce aggregate liabilities, improve its liquidity profile and provide flexibility for the Group to access further capital in the future to fund its businesses.

The Ad Hoc Group and the Lockup and Support Agreement

2.6	Discussions with the Ad Hoc Group commenced in early 2020, with the objective of: (a) managing the maturity of and interest expense of the Group’s indebtedness to optimise the use of available cash for the foreseeable future; and (b) treating all stakeholders fairly and in accordance with their respective legitimate expectations.

2.7	On April 1, 2020, after extensive, good-faith, arm’s length negotiations, the Company, together with certain of its Affiliates, and the Ad Hoc Group agreed that the Ad Hoc Group would tender all of their Existing Notes, Existing DL Notes, and Existing DGL2 Notes in the applicable Tender Offer prior to the applicable expiration of the relevant Tender Offer in exchange for receipt of the exchange consideration set forth in the applicable Tender Offer. As more fully described in paragraph 3.11 in the section entitled Impact of the Lockup and Support Agreement of this Explanatory Statement, the professional expense of the Ad Hoc Group’s Advisors are being paid by the Company, but the Ad Hoc Group is not receiving any fee, consent fee or other additional consideration in exchange for their support of the Restructuring or for entering into the Lockup and Support Agreement.

2.8	As of the date of the Lockup and Support Agreement, the Ad Hoc Group held approximately $391 million in aggregate principal amount of the Existing DL 2021 Notes, $491 million in aggregate principal amount of Existing Notes, $475 million in aggregate principal amount of Existing DGL2

2022 Notes and $154 million in aggregate principal amount of Existing DGL2 2024 Notes.These holdings represented approximately 30.1%, 49.1%, 50.7% and 15.5% in value of any and all outstanding Existing DL 2021 Notes, the Existing Notes, Existing DGL2 2022 Notes and Existing DGL2 2024 Notes, respectively.

2.9	With the support of the Ad Hoc Group’s Existing Notes, the Company was well positioned to securing enough votes to satisfy the consent threshold required for the Bermuda Court to sanction the Scheme. Therefore, the Lockup and Support Agreement was a critical step towards providing confidence to the Company’s stakeholders that a restructuring of the Company’s existing funded indebtedness pursuant to a scheme of arrangement is achievable.

The Tender Offer and Consent Solicitation

2.10	On April 1, 2020, the Company commenced a tender offer to exchange all of the Existing Notes for New DGL0.5 Secured Notes, upon the terms and subject to the conditions set forth in the Tender Offer Materials.

2.11	Concurrent with the Tender Offer, the Group, including the Company, began soliciting, upon the terms and conditions set forth in the Tender Offer Memorandum, (i) consents to effect certain proposed amendments to the indentures governing the Existing Notes, the Existing DL Notes and the Existing DGL2 Notes to eliminate substantially all of the covenants and events of default in any such series of the Existing Notes, the Existing DL Notes and the Existing DGL2 Notes, and with respect to the Existing Notes Indenture, to release the collateral and security (the “Proposed Amendments”), (ii) waivers from Eligible Holders in respect of (x) any default or event of default under any of the foregoing indentures that might occur as a result of the Group electing to promote a scheme and arrangement with respect to any series of Existing Notes, the Existing DL Notes and the Existing DGL2 Notes (the “Scheme Default Waiver”), (y) the obligation to furnish financial statements under the foregoing indentures for a period of 90 days following the applicable deadlines set forth therein (the “Reports Waiver”) and (z) (I) the right to receive interest due (a) in the case of the Existing Notes and Existing DGL2 2022 Notes, on March 30, 2020, and (b) in the case of the Existing DGL2 2024 Notes, on April 1, 2020, and waivers in respect of (II) any claim that may be brought by such Eligible Holder pursuant to the relevant existing indenture in respect of such unpaid interest (the “Interest Payment Waiver” and, together with the Scheme Default Waiver and the Reports Waiver, the “Waivers”) and (iii) consents from Eligible Holders of the Existing Notes and Eligible Holders of the Existing DGL2 Notes to extend the grace period set forth in Section 6.01(a)(i) of the indenture governing the Existing Notes and the indenture governing the Existing DGL2 Notes, as applicable, from 30 to 180 days (the “Proposed Event of Default Amendment”).

2.12	On April 14, 2020, the Company received a sufficient percentage of consents needed with respect to the Existing Notes to effect the Proposed Amendments, Waivers and the Proposed Event of Default Amendment. The Company and the Existing Notes Trustee have executed and delivered a supplemental indenture dated April 14, 2020 relating to the Proposed Amendments and Proposed Event of Default Amendment with respect to the Existing Notes Indenture immediately giving effect to the Proposed Amendments and Proposed Event of Default Amendment, provided that such Proposed Amendments, Waivers and Proposed Event of Default Amendment will cease to be effective if the Company commences but does not consummate a scheme with respect to the Existing Notes.

2.13	When tendering Existing Notes pursuant to the Tender Offer, Eligible Holders were also required to deliver the Instructions, that is they were deemed to automatically and unconditionally deliver instructions for the Tender Agent, effective immediately, (a) to act as its true and lawful agent, attorney-in-fact and proxy with respect to the Existing Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), among other things, to take all steps necessary and execute all documentation necessary to cause such tendered Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favor of the Scheme (including, if required, attending a meeting and voting on behalf such tendered Existing Notes) with respect to the principal amount of such Existing Notes.

2.14	As of the date of this Explanatory Statement, approximately 98.6% in aggregate principal amount of the Existing Notes have been tendered with a corresponding level of consents and Instructions received.

The Appointment of Provisional Liquidators

2.15	With a view to facilitating the Scheme, on April 28, 2020 the Company petitioned for the appointment of the Provisional Liquidators to monitor the Company’s role in the Restructuring and the Scheme. On April 29, 2020 the Bermuda Court made an order confirming such appointment. The terms of the Bermuda Court’s order limit the powers of the Provisional Liquidators, so that the Provisional Liquidators are in effect “light touch”. The Board remains in control of the Company with the Provisional Liquidators providing oversight.

2.16	The appointment of Provisional Liquidators to monitor the Company’s role in the Restructuring and the Scheme has secured a stay of proceedings in Bermuda and therefore will allow the Scheme to proceed in an orderly fashion. The Company has consulted with its Provisional Liquidators in the period between their appointment and the proposal of the Scheme and understands that the Provisional Liquidators, while not advising the Company or DGL1 Scheme Creditors on the merits of the Scheme, are supportive of the Scheme.

3.	The Scheme

3.1	The purpose of the Scheme is to effect a compromise and arrangement between the Company and the DGL1 Scheme Creditors that will apply to all Scheme Claims. Details of the Scheme can be found in Part B (Overview of the Scheme) and Part F (The Scheme) of this Explanatory Statement.

3.2	The key elements for a sustainable capital structure and a foundation from which DGL0.5 (as the effective successor to the Company) can deliver long-term value for all its stakeholders are all expected by the Company to be available on the Scheme Effective Date and are reasonably expected to prevail over the lifetime of the New DGL0.5 Secured Notes.

3.3	For the reasons set out in the Practice Statement Letter, the Company has proposed and the Bermuda Court has ordered that DGL1 Scheme Creditors wishing to vote on the Scheme should do so in one class meeting. However, as stated in the Practice Statement Letter, issues relating to the constitution of the class of creditors or issues which might otherwise affect the conduct of the Scheme Meeting should have been raised at the Convening Hearing. The Court would expect those DGL1 Scheme Creditors who raise objections at the Sanction Hearing to show good reason why they did not previously raise any such issues at the Convening Hearing.

4.	Chapter 15 Recognition of the Scheme

4.1	Chapter 15 of the U.S. Bankruptcy Code is designed to give judicial access to a foreign debtor (or representative thereof) to, among other things, protect the foreign debtor’s U.S. assets and authorise the foreign debtor or its representative to administer the foreign debtor’s U.S. assets. Chapter 15 is predicated on principles of comity and the fair and efficient administration of cross-border insolvencies. Chapter 15 functions through “recognition” of a foreign proceeding.

4.2	The Chapter 15 Filing is an application for such recognition and it is a Condition Precedent to the Scheme Effective Date that the Company has obtained the Chapter 15 Recognition Order. If the U.S. Bankruptcy Court recognises the Scheme as the foreign “main” proceeding or foreign “non-main” proceeding of the Company, the automatic stay and selected other provisions of the U.S. Bankruptcy Code take effect within the United States. Once a foreign proceeding is “recognised” under Chapter 15, orders issued in the foreign proceeding may be recognized unless “manifestly contrary to the public policy of the United States,” which is a very demanding standard.

4.3	The Existing Notes are governed by New York law, the Company, in the Existing Notes Indenture, has submitted to the jurisdiction of New York courts, and certain of the DGL1 Scheme Creditors are expected to be U.S. persons. In order to mitigate the risk of enforcement in the United States and to give effect to the Scheme (if approved by the requisite majorities of the DGL1 Scheme Creditors and sanctioned by the Bermuda Court) in the United States, the Company has resolved to appoint the

Provisional Liquidators, as its foreign representatives (the “Foreign Representatives”) and to commence the Chapter 15 Filing by them with the U.S. Bankruptcy Court in the Southern District of New York (the “U.S. Bankruptcy Court”) on or around the date of this Explanatory Statement.

4.4	The Company, through its Foreign Representatives, will request that the U.S. Bankruptcy Court hold a recognition hearing as soon as possible after the Scheme Sanction Hearing to avoid any delays in the consummation of the Restructuring.

4.5	Notice of the Chapter 15 Filing and the relevant dates of the Chapter 15 proceeding will be served upon the following parties:

(a)	the Company;

(b)	the office of the U.S. Trustee for the Southern District of New York;

(c)	counsel to the Ad Hoc Group;

(d)	the SEC

(e)	all persons or bodies authorised to administer the Scheme proceedings;

(f)	the DTC;

(g)	the Information Agent;

(h)	any other parties with an interest in the relevant proceedings that have timely requested notice pursuant to Rule 2002 of the U.S. Federal Rules of Bankruptcy Procedure; and

(i)	all other parties that the U.S. Bankruptcy Court directs.

4.6	Additionally, the Company will publish notice of the Chapter 15 Filing on the Scheme Website.

5.	Impact of the successful implementation of the Scheme

5.1	If the requisite majorities to approve the Scheme at the Scheme Meeting are obtained, the Scheme is sanctioned at the Scheme Sanction Hearing and the Scheme is successfully implemented, all DGL1 Scheme Creditors (including those who do not vote in favour of the Scheme) will be bound by the terms of the Scheme, along with the Company and DGL0.5. As set out in detail below in Part B (Overview of the Scheme) and Part F (The Scheme) of this Explanatory Statement, the Scheme provides for a compromise of all Scheme Claims. In accordance with the Transfer Mechanics that occur on the Scheme Effective Date, the Existing Notes, the Existing Notes Indenture, the Pledge Agreement and all other related instruments, certificates, agreements and other documents will be cancelled, released, terminated, extinguished and discharged without any further act or action by the Company, DGL0.5, the Existing Notes Trustee or any DGL1 Scheme Creditor.[10]

5.2	If the Scheme is successfully implemented and the Scheme Effective Date occurs, following implementation of the Transfer Mechanics it is anticipated that the Company will then be liquidated. As a term of the Scheme, the Company will undertake that it shall either procure the transfer to DGL0.5 of Third Party Liabilities not transferred pursuant to the Transfer Mechanics or shall make provision for payment in full of such Third Party Liabilities on or after the Scheme Effective Date.

5.3	If the Scheme is successfully implemented and the Scheme Effective Date occurs, DGL0.5 anticipates that it will be able to service its obligations in respect of the New DGL0.5 Secured Notes in accordance with the terms thereof. Following consummation of the Restructuring, the Restructured Group would

10 Provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DGL1 Scheme Creditors to receive their respective DGL1 Scheme Consideration, and (ii) preserving all rights of the Existing Notes Trustee thereunder, including with respect to the Existing Notes Trustee’s Fees and Expenses.

be substantially deleveraged by approximately $1.7 billion, with annual cash interest payments reduced by approximately $125 million. These reduced finance costs will enable the Restructured Group to continue serving its existing customers and remain competitive by investing in the expansion of its telecommunication networks throughout its markets.

6.	Consequences of a failure to implement the Scheme

6.1	The proposed Restructuring has been formulated on the basis of extensive negotiations with the Ad Hoc Group, with the objective of treating all stakeholders fairly and in accordance with their respective legitimate expectations and following a comprehensive consideration of the strategic options available to the Company. The scope of feasibility of these options have been limited as a result of confidence in the Company being undermined due to successive years of net losses and recent unprecedented market turbulence occurring as result of the COVID-19 pandemic, the duration of which remains unclear, as discussed above.

6.2	If the Restructuring were not consummated (of which the Scheme is an essential part), the Company would ultimately be in default on its debt obligations and in the absence of a successful financial and corporate restructuring, the Provisional Liquidators would recommend to the Bermuda Court that the Company proceed to be wound up on the basis of its insolvency. The Board does not believe the Company’s existing obligations and liquidity permit enough time to formulate a consensual restructuring solution substantially different from the Restructuring. Accordingly, while there is considerable uncertainty over the fate of the Group and the Company absent the Restructuring and the Scheme, the relevant comparator to the Scheme is a winding-up of the Company, which would be value-destructive and detrimental to the Company and all of its stakeholders, including the DGL1 Scheme Creditors. In those circumstances, the Company would not be able to satisfy its creditors (including the DGL1 Scheme Creditors) in full, nor provide as much value as they would receive in the Restructuring and the quantum and timing of any distributions to its creditors (including the DGL1 Scheme Creditors) would be very uncertain, and the recoveries for creditors would be substantially lower than otherwise available through the Scheme.

6.3	There are several factors which would negatively impact stakeholders’ recoveries in a liquidation of the Company:

(i)	the quality and saleability of assets on the balance sheet;

(ii)	the complexity and international geographic scope of the Group;

(iii)	compliance with local laws in the various jurisdictions in which the Group operates;

(iv)	the ability of the liquidator to gain access to funding to facilitate an orderly winding-up;

(v)	the ability of the liquidator to retain key resources to facilitate the asset sales;

(vi)	the amount of time given by, and cooperation from, creditors and counterparties to organise and conduct asset sales in an orderly manner and at maximum value;

(vii)	the costs incurred in the liquidation process; and

(viii)	any potential claims from counterparties.

6.4	Based on the KPMG Liquidation Analysis Report, assuming a projected liquidation process of up to three years, the estimated total recovery to DGL1 Scheme Creditors in a liquidation of the Company ranges from approximately US$484.7 million to US$629.3 million. Assuming US$1 billion of debt is immediately due and payable to DGL1 Scheme Creditors this equates to a recovery of between 47% and 60% for DGL1 Scheme Creditors. Such an insolvency process would be to the detriment of the Company and all stakeholders.

Part B
Overview of the Scheme

This section contains a brief overview of the Scheme. The summary information contained herein does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information presented elsewhere in this Explanatory Statement and which forms part of this Explanatory Statement, and the Scheme.

1.	Scheme of Arrangement Overview

1.1	The compromise and arrangement in respect of the Scheme Claims is proposed to be effected by way of the Scheme.

1.2	A scheme of arrangement is a formal procedure under Section 99 of the Bermuda Companies Act which enables a company to agree a compromise or arrangement with its creditors or any class of its creditors in respect of its debts or obligations owed to those creditors. Under Bermuda law, a scheme of arrangement requires the following to occur in order to become legally binding:

(a)	the approval of a majority in number representing at least 75% in value of the relevant creditors or classes of creditors present in person or by proxy and voting at each of the relevant meeting convened to approve the scheme of arrangement;

(b)	the approval of the Bermuda Court by the making of an order sanctioning the scheme of arrangement; and

(c)	the delivery of the order sanctioning the scheme of arrangement to the Bermuda Registrar of Companies.

1.3	If the scheme of arrangement is approved by the requisite majorities at the Scheme Meeting and sanctioned by the Bermuda Court and the order sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies, the Scheme will become effective in accordance with its terms and bind all the creditors subject to it, including those creditors who voted in favour of it and those creditors who voted against it or did not vote at all and in each case with their successors and assigns.

1.4	A scheme of arrangement cannot be sanctioned by the Bermuda Court unless the Bermuda Court is satisfied, among other things, that the relevant provisions of Section 99 of the Bermuda Companies Act, have been complied with.

1.5	The Company also intends to seek, as part of the Scheme, an order from the Bermuda Court pursuant to Section 101 of the Bermuda Companies Act, being an order providing for the Asset Transfer.

1.6	The Bermuda Scheme is being proposed because the Company is incorporated in Bermuda.

1.7	For the reasons set out in paragraphs 3.1 to 3.9 below, the Company has proposed that DGL1 Scheme Creditors wishing to vote on the Scheme should do so in one class meeting.

1.8	The actions to be taken by all DGL1 Scheme Creditors in order to receive DGL1 Scheme Consideration in accordance with the Scheme are set out in detail in the section entitled Summary of Actions to Be Taken by All DGL1 Scheme Creditors and Appendix 2 (Ballot Package) to this Explanatory Statement, to which DGL1 Scheme Creditors should refer.

1.9	A summary of: (a) the identities of the DGL1 Scheme Creditors; (b) the process for and voting at the Scheme Meeting; (c) when the Scheme will become effective; (d) the terms of the Scheme; and (e) when the DGL1 Scheme Consideration will be distributed, is set out below.

2.	Identity of DGL1 Scheme Creditors

2.1	The Scheme is being proposed by the Company in respect of the Scheme Claims of the DGL1 Scheme Creditors.

2.2	As the Existing Notes are securities which are held in global form, the creditors under Existing Notes comprise:

(a)	the Existing Notes Trustee who, whilst having no economic interest in the Existing Notes, is nevertheless a creditor of the Company by virtue of its right to enforce payments due in respect of the Existing Notes pursuant to various clauses in the Existing Notes Indenture;

(b)	the Existing Depository Nominee who, whilst also having no economic interest in the Existing Notes, are nevertheless creditors of the Company by virtue of the fact that they have physical possession of the negotiable instrument and are the registered legal holders of the Existing Notes in global form;

(c)	DTC Participants and other Intermediaries who are contingent creditors of the Company because of the Beneficial Interests they hold in the Existing Notes. DTC Participants and Intermediaries are generally large banks, broker-dealers or other major financial institutions which hold securities accounts with DTC and prime brokerage clients. DTC Participants and Intermediaries may hold Beneficial Interests in the Existing Notes for their own account (in which case they will be DGL1 Noteholders) or as agents for the account of their clients; and

(d)	DGL1 Noteholders are those with the ultimate Beneficial Interest and ultimate economic interest in the Existing Notes and who are contingent creditors of the Company as a result of their entitlement (pursuant to the terms of the Existing Notes Indenture) to exchange their Beneficial Interests in the global certificates representing the Existing Notes for individual certificated notes (registered in their names) in certain limited circumstances.

For the purposes of voting at the Scheme Meeting, the Bermuda Court has ordered that only DGL1 Scheme Creditors who are DGL1 Noteholders as of the Record Date shall be entitled to vote.

3.	Scheme Meeting: classes for Voting purposes

Classes of DGL1 Scheme Creditors

3.1	Under the provisions of Section 99 of the Bermuda Companies Act, in order for the Scheme to become legally binding on the Company and the DGL1 Scheme Creditors, the Scheme must be approved by a majority in number, representing at least 75% in value, of the DGL1 Scheme Creditors present and voting either in person or by proxy at the Scheme Meeting. The Scheme must then be sanctioned by the Bermuda Court at a subsequent Bermuda Court hearing and a copy of the order delivered to the Bermuda Registrar of Companies before it can become effective.

3.2	If the rights of creditors affected by the Scheme are so different or would be affected so differently by the Scheme as to make it impossible for them to consult together with a view to their common interest, they must be divided into separate classes for purposes of voting on the Scheme and a separate voting meeting must be held for each class of creditor.

3.3	It is the responsibility of the Company to formulate the class or classes of creditors for the purpose of convening creditor meeting(s) to consider and, if thought fit, approve the Scheme. The final decision as to class composition will be a matter for the Bermuda Court at the Sanction Hearing after taking into account any objections from DGL1 Scheme Creditors.

3.4	The Company has considered the existing and prospective rights of the DGL1 Scheme Creditors against the Company in the absence of the Scheme (i.e., in a winding up of the Company) and the rights of the DGL1 Scheme Creditors under the proposed Scheme. Having considered these rights, the Company has concluded that it is appropriate that all DGL1 Scheme Creditors vote as one class in a single meeting.

3.5	As all DGL1 Scheme Creditors[11] hold economic and Beneficial Interests in the one single series of debt securities issued by the Company, all DGL1 Scheme Creditors’ rights against the Company are identical, and each DGL1 Scheme Creditor would, after the realization of any assets from the Pledge Agreement (which will be insufficient to satisfy all Claims under the Existing Notes and the Existing Notes Indenture), have a senior secured claim against the Company in the principal amount of Existing Notes held by that DGL1 Scheme Creditor (together with any other amounts accruing pursuant to the terms of the Existing Notes and the Existing Notes Indenture).

3.6	In order to determine the difference that the proposed Scheme would make to the rights of DGL1 Scheme Creditors, it is necessary to determine the correct comparator. The Company is currently unable to pay its debts on a cash flow basis and is balance sheet insolvent, and the Board does not believe the Company’s existing obligations and liquidity permit enough time to formulate a consensual restructuring solution substantially different from the Restructuring. If the Company were unable to pay its debts when due, its Provisional Liquidators would recommend to the Bermuda Court that the Company proceed to be wound up on the basis of its insolvency. Accordingly, since the Company, having received the required support for a Scheme, does not contemplate completing the Tender Offer without the Scheme, the relevant comparator to the Scheme is a winding up of the Company. It is anticipated that the Company would be wound up in accordance with the laws of Bermuda because the Company is incorporated in Bermuda and, as such, the Bermuda Courts have jurisdiction to conduct winding-up proceedings in respect of the Company should the relevant circumstances arise.

3.7	In the event of the insolvent liquidation of the Company, pursuant to Bermuda insolvency law, all DGL1 Scheme Creditors will rank pari passu and will have the same rights to have their Claims determined through a proof of debt process or by way of a challenge to the liquidator’s decision on a proof of debt or the liquidator permitting the continuation of extant court proceedings. The rights of the DGL1 Scheme Creditors in the event of the Company’s liquidation are therefore substantively the same and, in any event, are not so dissimilar as to make it impossible for them to consult together with a view to a common interest. There are also no other creditors of the Company that are subject to the compromises contained in the Scheme.

3.8	In addition, each DGL1 Scheme Creditor will be treated identically under the Scheme and be entitled to its pro rata share (based upon the principal amount of its Existing Notes) of DGL1 Scheme Consideration.

3.9	For the reasons set out in paragraphs 3.5 to 3.8, the Company considers that the rights of the DGL1 Scheme Creditors under the Scheme are not so dissimilar as to make it impossible for them to consult together with a view to a common interest.

Impact of the Lockup and Support Agreement

3.10	The Company has considered whether the terms of, or transactions contemplated by, the Lockup and Support Agreement have an impact on the classification of creditors for the purposes of the Scheme. The Company has concluded that they do not. The existence of the Lockup and Support Agreement has been made available to all DGL1 Scheme Creditors and there is no consideration payable to any member of the Ad Hoc Group on account of its entry into the Lockup and Support Agreement.

3.11	In return for the time that certain DGL1 Noteholders have committed to negotiating the Lockup and Support Agreement, Tender Offers, Scheme and Restructuring, the Company has agreed to pay the fees and expenses of Kirkland & Ellis LLP, Weil, Gotshal & Manages LLP and PJT Partners LP, as advisors to certain DGL1 Scheme Creditors that are party to the Lockup and Support Agreement, pursuant to certain letter agreements. The Company believes the payment of such fees and expenses is commercially justifiable and does not necessitate making such DGL1 Scheme Creditors a separate class for the purposes of the Scheme.

Conclusion

11 For the purposes of this analysis, the Existing Notes Trustee and the Existing Depository Nominee are disregarded because the Bermuda Court has directed them not to exercise any voting rights at the Scheme Meeting in respect of the Existing Notes.

3.12	For the reasons stated above, the Company considers that the rights of the DGL1 Scheme Creditors are not so dissimilar as to make it impossible for them to consult together with a view to a common interest. Rather, the Company considers that DGL1 Scheme Creditors are able to consult together because of their substantial commonality of interests.

3.13	Accordingly, the Company has concluded and the Bermuda Court has ordered that it is appropriate that the Scheme Meeting be convened with one class of creditors comprising the DGL1 Scheme Creditors.

4.	Scheme Meeting: process for Voting

4.1	DGL1 Scheme Creditors should refer to the detailed instructions in relation to voting at the Scheme Meeting in the section entitled Summary of Actions to Be Taken by All DGL1 Scheme Creditors and Appendix 2 (Ballot Package) to this Explanatory Statement. Please note that the DGL1 Noteholders, as the beneficial owners of and/or the persons with the ultimate economic interest in the Existing Notes, are the persons with the “real” interest in the Scheme Claims represented by the Existing Notes. Accordingly, and in line with the practice most commonly adopted in Bermuda, only the DGL1 Noteholders as of the Record Date will be entitled to vote as DGL1 Scheme Creditors at the Scheme Meeting and the Company will seek directions from the Bermuda Court that in the event of a vote being cast by more than one creditor in respect of the same debt, the Chairman shall be authorised to count only the votes of the person with the ultimate economic interest in that debt.

4.2	If Instructions have not been delivered by a DGL1 Scheme Creditor before the Record Date, or a Ballot has not been submitted by or on behalf of a DGL1 Scheme Creditor to the Information Agent before the Voting Instruction Deadline, then that DGL1 Scheme Creditor will not be entitled to vote at the Scheme Meeting unless voting in person at the Scheme Meeting.

4.3	The amount of the Scheme Claims of each DGL1 Scheme Creditor who submits Instructions or a valid Ballot (as applicable) in respect of the Scheme Claims will be calculated for voting purposes as of the Record Date based upon the principal amount of Existing Notes represented by such Scheme Claims (excluding any accrued interest or other amounts due pursuant to the Existing Notes or the Existing Notes Indenture) and upon on information confidentially provided to the Company by the Information Agent, which shall include any documents or information provided by each DGL1 Scheme Creditor in support of its Scheme Claims. This information will be used by the Chairman to determine whether each resolution is validly passed at the Scheme Meeting. Specifically, votes of DGL1 Scheme Creditors will be admitted at the Scheme Meeting at a value equal to their holding of the outstanding principal amount of the Existing Notes (excluding any accrued interest or other amounts due pursuant to the Existing Notes or the Existing Notes Indenture) in which each DGL1 Scheme Creditor held an economic or beneficial interest as principal as of the Record Date (without double counting).

4.4	If a Scheme Claim is unascertained, contingent or disputed (in part) but the Chairman is able to estimate a minimum value of that Scheme Claim, then the Chairman may admit the Scheme Claim for voting purposes at that minimum value. If a Scheme Claim is disputed in its entirety, or the Chairman is otherwise unable to place a minimum value on it, then that Scheme Claim shall be rejected by the Chairman in its entirety for voting purposes. If a discretion is granted to the Chairman as a proxyholder to vote a Scheme Claim, the Chairman will vote such a Scheme Claim in favour of the DGL1 Scheme.

5.	When will the Scheme be Effective?

Scheme Sanction Hearings

5.1	Under Section 99 of the Bermuda Companies Act, a Bermudian scheme of arrangement becomes effective in accordance with its terms and is binding on the relevant company and all its creditors who are intended to be bound by the scheme, when the order of the Bermuda Court sanctioning the scheme of arrangement is delivered to the Bermuda Registrar of Companies. The Company expects that the Scheme Sanction Hearing will take place on or about June 8, 2020 and that at this same hearing the Bermuda Court will determine the appropriateness of making an order under section 101 of the Bermuda Companies Act. Once the date of the Bermuda Scheme Sanction Hearing is confirmed by the Bermuda Court, the Information Agent will provide notice to the DGL1 Scheme Creditors.

Occurrence of the Scheme Effective Date

5.2	Pursuant to the Scheme, following:

(a)	the approval of the Scheme (with or without modifications, subject to the terms of the Scheme) at the Scheme Meeting by a simple majority in number of the DGL1 Scheme Creditors entitled to vote at the Scheme Meeting either in person or by proxy representing at least three fourths in value of the Scheme Claims;

(b)	the sanction of the Scheme (with or without modifications, subject to the terms of the Scheme) by the Court;

(c)	the receipt by the Company of the Section 101 Order or the Sale Documents becoming effective in accordance with their terms, as the case may be;

(d)	entry of an order by the US Bankruptcy Court pursuant to Chapter 15 of the US Bankruptcy Code, recognizing and enforcing the Scheme;

(e)	completion of the Founder Equity Injection;

(f)	payment in full, in cash of the then liquidated Existing Notes Trustee’s Fees and Expenses that have been invoiced to the Company no less than two (2) Business Days prior to the Scheme Effective Date;

(g)	payment of all outstanding or otherwise applicable fees of Advisors to the Ad Hoc Group; and

(h)	the delivery of an office copy of the Sanction Order to the Registrar of Companies for registration,

the Scheme Effective Date will occur.

6.	What will the Scheme Do?

6.1	The proposed Restructuring involves a compromise and arrangement between the Company and the DGL1 Scheme Creditors to be effected by way of the Scheme.

Transfer Mechanics and Compromises

6.2	On the Scheme Effective Date, the Transfer Mechanics shall occur through the following steps, each of which is interconditional on the other and each of which shall occur immediately after the preceding step, such that all steps occur upon the Scheme Effective Date.

Step 1

The Existing Notes shall be deemed transferred without any further act or action by any DGL1 Scheme Creditor to DGL0.5 in consideration for DGL0.5 issuing the DGL1 Scheme Consideration pro rata to each DGL1 Scheme Creditor based upon the principal amount of Existing Notes held by the relevant DGL1 Scheme Creditor. DGL0.5 shall become a creditor of the Company in an amount equal to the Company Payable. DGL0.5 shall make available to DTC on the Scheme Effective Date the DGL1 Scheme Consideration for payment to the DGL1 Scheme Creditors through an exchange of the Existing Notes for the New DGL0.5 Secured Notes anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date.

Step 2

The Asset Transfer will occur either pursuant to a Section 101 Order or the Sale Documents. The net value transferred by the Company to DGL0.5 pursuant to the Asset Transfer will create the Company

Receivable. The Company Payable will be immediately set-off against the Company Receivable (thereby eliminating the Company Receivable) in consideration for the Asset Transfer.

Step 3

The DGL0.5 Receivable and all Scheme Claims shall be released and compromised as follows:

(a)	the Existing Notes, the Existing Notes Indenture, the Pledge Agreement and all other related instruments, certificates, agreements and other documents will be cancelled, released, terminated, extinguished and discharged without any further act or action by the Company, DGL0.5, the Existing Notes Trustee or any DGL1 Scheme Creditor; provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DGL1 Scheme Creditors to receive their respective DGL1 Scheme Consideration, and (ii) preserving all rights of the Existing Notes Trustee thereunder, including with respect to the Existing Notes Trustee’s Fees and Expenses.

(b)	the Existing Notes shall be deemed surrendered without any further act or action by the Company, DGL0.5 or any DGL1 Scheme Creditor;

(c)	all of the rights, title and interest of the DGL1 Scheme Creditors in respect of Scheme Claims (including for the avoidance of doubt, those of Scheme Creditor Parties), or in respect of any Claims against DGL0.5 under or related to the Existing Notes arising pursuant to the Transfer Mechanics, shall be subject to each of the arrangements and compromises set out in this Scheme;

(d)	the respective rights and obligations of the DGL1 Scheme Creditors (including, for the avoidance of doubt, any person that acquires an interest in the Existing Notes after the Record Date), the Company, DGL0.5 and the Existing Notes Trustee towards one another under the Existing Notes Indenture and the Existing Notes shall be deemed fully satisfied, discharged and terminated; provided, however, that such rights and obligations shall continue for the limited purpose of (i) allowing the applicable DGL1 Scheme Creditors to receive their respective DGL1 Scheme Consideration under the Scheme, and (ii) preserving all rights of the Existing Notes Trustee thereunder, including with respect to the Existing Notes Trustee’s Fees and Expenses.

6.3	The Company will undertake that to the extent any Third Party Liabilities are not transferred to DGL0.5 pursuant to the Transfer Mechanics, then the Company shall either procure the transfer of such Third Party Liabilities to DGL0.5 or shall make provision for payment in full of such Third Party Liabilities on or after the Scheme Effective Date.

6.4	On or as soon as practicable after the Scheme Effective Date, the Company and DGL0.5 shall:

(a)	take any action(s) to ensure that the global notes representing the Existing Notes are cancelled; and

(b)	give any instructions and consents to the Existing Notes Trustee and DTC, as applicable, that may be required of the Company or DGL0.5 to accomplish the exchange of the Existing Notes for the New DGL0.5 Secured Notes identified in “Step 1” of the Transfer Mechancis (which exchange, for the avoidance of doubt, is anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date) and to accomplish sub-clause (a) set forth immediately above.

6.5	On the Scheme Effective Date, the Section 101 Order shall be deemed to be incorporated in and form part of the Scheme and the transfers contemplated by the Section 101 Order shall occur, provided that if the Court refuses to give the Section 101 Order, the Company will instead execute the Sale Documents and implement the Asset Transfer pursuant to the authority conferred by and the instructions contained in the Scheme.

DGL1 Scheme Consideration and Release of Scheme Claims

6.6	With immediate effect on and from the Scheme Effective Date, each Scheme Creditor Party and (solely in respect of clauses (b), (c)(ii) and (iii), and (d) below) DGL0.5 irrevocably, unconditionally, fully and absolutely:

(a)	waives, discharges and releases all of its rights, title and interest in and to its Scheme Claims in consideration for its entitlement to receive the DGL1 Scheme Consideration in accordance with the Scheme;

(b)	except as otherwise expressly provided in the Scheme, waives, discharges and releases any Released Claim it may have under or in connection with the Existing Notes Indenture, the Pledge Agreement, and/or the Existing Notes against any Released Person in relation to any breaches or defaults under the Existing Notes Indenture, the Pledge Agreement and/or the Existing Notes occurring on or before the Scheme Effective Date or which may occur as a result of implementation of the Scheme;

(c)	ratifies and confirms everything which any Released Person may lawfully do or cause to be done in accordance with any authority conferred by the Scheme and agrees not to challenge:

(i)	the Transfer Mechanics, Sale Documents or the Section 101 Order, as the case may be, and the transactions contemplated thereby in each instance;

(ii)	the validity of any act done or omitted to be done in good faith by any Released Person to implement the transactions and compromises contemplated by the Scheme; or

(iii)	the exercise or omission to exercise of any power conferred in accordance with the provisions of the Scheme in good faith by any Released Person.

(d)	waives, releases and discharges each and every Released Claim which it ever had, may have or hereafter can, shall or may have against any Released Person; and

(e)	undertakes to the Released Persons that it will not and shall procure that its Scheme Creditor Parties will not, directly or indirectly commence or continue, or instruct, direct or authorise any other person to commence or continue, any Proceedings in respect of or arising from any Released Claims.

6.7	Pursuant to the terms of the Scheme, each DGL1 Scheme Creditor acknowledges that it may later discover facts in addition to or different from those which it presently knows or believes to be true with respect to the subject matter of the Scheme, but it is its intention to fully, and finally forever settle and release any and all matters, disputes and differences, whether known or unknown, suspected or unsuspected, which presently exist, may later exist or may previously have existed between it and one or more of the Released Persons in respect of the Released Claims, and that in further of this intention, the waivers, releases and discharges given in the Scheme shall be and shall remain in effect as full and complete general waivers, releases and discharges notwithstanding the discovery or existence of any such additional or different facts

6.8	From and after the Scheme Effective Date, no person or entity, including, without limitation, the Scheme Creditor Parties shall be entitled to commence, continue, threaten or procure the commencement or continuation of any Proceeding, whether directly or indirectly, against any of the Released Persons or in respect of any property of any of the Released Persons in respect of any Released Claim.

6.9	The Company shall be fully entitled to enforce the releases of the DGL1 Scheme Creditors as described in paragraphs 6.7 and 6.8 in its own name(s), as applicable.

6.10	Each Released Person shall be fully entitled to enforce the releases described in paragraph 6.7 in its own name, (whether by way of a Proceeding or by way of defense or estoppel (or similar theory) in any jurisdiction whatsoever) as if it were a party hereto, pursuant to the provisions of the Contracts (Rights of Third Parties) Act 2016 of Bermuda and/or any other applicable law which so permits.

6.11	Each DGL1 Scheme Creditor is deemed to acknowledge that if it, or any person claiming through it (including any Scheme Creditor Parties), takes any Proceedings against any Released Persons in breach the releases contained in the Scheme, the Released Person shall be entitled to obtain an order as of right staying those Proceedings and providing for payment, by the DGL1 Scheme Creditor (and/or to the extent applicable, any Scheme Creditor Parties) concerned and any person claiming through it, of any costs, charges or other expenses howsoever incurred by such Released Person as a result of or in connection with taking such Proceedings on a full indemnity basis.

Authority to execute documents on behalf of the DGL1 Scheme Creditors

6.12	On and from the Scheme Effective Date, in consideration of the rights provided to the DGL1 Scheme Creditors under the Scheme and notwithstanding any term of any relevant document, each DGL1 Scheme Creditor will appoint the Company in respect of any and all Scheme Claims arising under or in connection with the Existing Notes, the Pledge Agreement or the Existing Notes Indenture as its attorney and agent and will irrevocably authorise, direct, instruct and empower the Company (represented by any authorised representative) to:

(a)	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DGL1 Scheme Creditor the Restructuring Documents to which the DGL1 Scheme Creditors, or any of them, are named as a party and any other document referred to, contemplated by or ancillary to any of the foregoing; and

(b)	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the Scheme, including without limitation to: (i) instruct DTC to debit the Beneficial Interests relating to the Existing Notes from the relevant DTC Participants; (ii) authorise the cancellation of the book entry interests in respect of the Existing Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the Scheme.

Assignment of Scheme Claims between Record Date and Distribution Date

6.13	Neither the Company nor the Information Agent shall recognise any sale, assignment or of any Scheme Claim after the Record Date for the purposes of determining entitlement to attend and vote at the Scheme Meeting.

6.14	All distributions of DGL1 Scheme Consideration shall be made to DGL1 Scheme Creditors in accordance with the Scheme irrespective of any sale, assignment or of any Scheme Claim after the Record Date.

6.15	A transferee of an economic, beneficial or proprietary interest in the Existing Notes after the Record Date will, however, be bound by the terms of the Scheme in the event that it becomes effective, and any Existing Notes to which such transferee is entitled will be cancelled on the Scheme Effective Date in accordance with the terms of the Scheme.

Modifications

6.16	Subject to the terms of the Scheme, the DGL1 Scheme Creditors will agree that the Company may, subject to the terms of the Lockup and Support Agreement[12], at any court hearing to sanction the

12 Under the Lockup and Support Agreement, any modification to the Scheme (unless such change is of a typographical nature or does not adversely affect the interests of the DGL1 Noteholders holding more than 50% of the Existing Notes subject to the Lockup and Support Agreement or the Scheme expressly provides otherwise) may not be effected without the consent of the Company, the Majority Noteholder Parties (as defined in the Lockup and Support Agreement), the Majority Ad Hoc Group (as defined in the Lockup and Support Agreement) and the DGL1 Noteholders holding more than 50% of the Existing Notes subject to the Lockup and Support Agreement; provided that any modification to the Core Terms (as defined in the Lockup and Support Agreement) requires the consent of the Company Party, the Super-Majority Noteholder

Scheme, consent on behalf of itself and all DGL1 Scheme Creditors and anyone else concerned to any modification of, or addition to, the Scheme and/or any of the Restructuring Documents or any terms or conditions which, in each case, the Bermuda Court may think fit to approve or impose which is necessary for the implementation of the Scheme, provided that such modification, addition, term or condition does not have a materially adverse effect on the rights of the DGL1 Scheme Creditors or the Indenture Trustee, or any of them, under the Scheme or any Restructuring Document.

7.	limits on exculpation

Nothing in the Scheme shall release, waive or discharge any Liability of any person arising under or in connection with any Excluded Claims.

8.	Termination of the Scheme

If the Scheme Effective Date does not occur on or before the Longstop Time, the terms of and the obligations on the parties under or pursuant to the Scheme shall lapse and all of the compromises and arrangements provided by this Scheme and any releases granted pursuant to this Scheme shall be of no effect and shall be construed as if it had never become effective, and the rights and obligations of the DGL1 Scheme Creditors shall not be affected and shall be reinstated and remain in full force and effect.

Parties (as defined in the Lockup and Support Agreement) and the Majority Ad Hoc Group.

Part C
Overview of the new dgl0.5 secured notes AND THE RESTRUCTURING DOCUMENTS

The Restructuring Documents are the New DGL0.5 Secured Notes, all security documents required to give effect to the New DGL0.5 Secured Notes Collateral, the New DGL0.5 Indenture, the Sale Documents (only to the extent the Section 101 Order is not made) and any other ancillary documents reasonably required to effectuate the terms of the Scheme.

The New DGL0.5 Secured Notes are being issued under the New DGL0.5 Indenture and Citigroup Global Markets Inc. has agreed to act as dealer manager for the purpose of the issuance and distribution of New DGL0.5 Secured Notes to DGL1 Scheme Creditors.

A summary and a description of the New DGL0.5 Secured Notes and the provisions of the New DGL0.5 Indenture can be found in the sections of the Tender Offer Memorandum entitled “Summary of the New Notes”, and “Description of the New DGL0.5 Secured Notes” which are hereby incorporated by reference.

A summary of the assets and liabilities transferred to DGL0.5 pursuant to the Asset Transfer is shown in the Balance Sheet appended to the Explanatory Statement at Appendix 6.

Part D
Risk Factors

1.	SCHEME-RELATED RISK FACTORS

Parties May Object to the Company’s Determination of the Class Composition

The Company has determined that there will be only one Scheme Meeting of one class of DGL1 Scheme Creditors for the purpose of voting on the Scheme. Separate meetings are only required if there are separate classes of creditors. It is the rights of creditors, not their separate commercial interests, which determine whether they form a single class or separate classes. The rights of those included in a single class can be subject to material differences, provided that they are not “so dissimilar as to make it impossible for them to consult together with a view to their common interest”.

The Bermuda Court should take a broad approach to the composition of classes to avoid giving unjustified veto rights to a minority group such that the test for classes becomes an instrument of oppression by a minority. This means that the Bermuda Court will adopt a broad, rather than a narrow, approach to classes where there is any doubt in the matter.

All DGL1 Scheme Creditors hold identical rights in respect of their holdings of the Existing Notes, and all DGL1 Scheme Creditors are equally entitled to a pro rata portion of the DGL1 Scheme Consideration, so it cannot reasonably be said that they are so dissimilar as to make it impossible for them to consult together with a view to their common interest. The Company has therefore formed the view and sought directions on the basis that there is only one class of Scheme Creditors. However, it is possible that a DGL1 Scheme Creditor may dispute this determination and challenge the validity of the Scheme Meeting.

Cross-Holdings

Certain members of the Ad Hoc Group are holders of debt issued by the Company’s Affiliates that is subject to the Tender Offers promulgated by DGL2 and DL. A DGL1 Scheme Creditor may argue that the presence of these cross-holdings constitutes the Ad Hoc Group as a separate class for the purposes of the Scheme. The Company does not believe this is an accurate evaluation of the Scheme, as the Scheme is separate and distinct from the Tender Offers conducted by other members of the Group. The Company also believes that the compromise to be effectuated by the Scheme reflects the legitimate expectation of holders of the Existing Notes based, in part, upon a valuation exercise conducted by KPMG IE.

Ad Hoc Group Expenses

The Company has agreed to pay the expenses of certain DGL1 Noteholders comprising the Ad Hoc Group, including the expenses of their professional advisors. The Company considers that this undertaking to pay the Ad Hoc Group’s expenses, which are not material, represents a commercially justifiable payment to members of the Ad Hoc Group in respect of the time that the Ad Hoc Group has committed to negotiating the Tender Offers, the Scheme and the Restructuring. As such, the Company does not consider that the reimbursement of the Ad Hoc Group’s expenses constitutes the Ad Hoc Group as a separate class for the purposes of the Scheme.

It is possible that the Bermuda Court may find that the reimbursement to members of the Ad Hoc Group is unreasonable, and that the reimbursement obligation combined with the presence of cross-holdings of Ad Hoc Group members renders the interests of the members of the Ad Hoc Group sufficiently dissimilar from those of other DGL1 Scheme Creditors such that the Ad Hoc Group ought to form a different class of creditors. The Company does not believe this is an accurate evaluation of the Scheme, as the Scheme is separate and distinct from the Tender Offers conducted by other members of the Group. The Company also believes that the compromise to be effectuated by the Scheme reflects the legitimate expectation of holders of the Existing Notes confirmed by the KPMG Liquidation Analysis Report. However, in such circumstances, the Company may be required to reconstitute the Scheme Meeting and will be required to obtain the statutory majorities for approval of the Scheme from each of multiple classes of creditors. There can be no assurance that such statutory majorities would be obtained and that, therefore, the Scheme would be approved and sanctioned.

The Company May Fail to Satisfy the Vote Requirement

If the statutory majorities are obtained at the Scheme Meeting, the Company intends to seek, as promptly as practicable thereafter, sanction of the Scheme. However, even though 75% in value of the DGL1 Scheme Creditors have indicated that they will vote in favour of the Scheme by virtue of submitting the Instructions via the Tender Offer, in the event a majority in number of DGL1 Scheme Creditors voting at the Scheme Meeting (in person or by proxy) do not vote in favour of the Scheme then the compromises contained in the Scheme will not be consummated.

The Company May Not Be Able to Secure Sanction of the Scheme

Even if the requisite votes in favour of the Scheme are received, there can be no assurance that the Bermuda Court will sanction the Scheme. A DGL1 Scheme Creditor or other interested third party might challenge the Scheme. The Bermuda Court could decline to sanction the Scheme if it found that any of the statutory requirements for sanction were not met or there was some other compelling reason militating against the Bermuda Court exercising its discretion to sanction the Scheme. If the Scheme is not sanctioned, DGL1 Scheme Creditors may still be entitled to receive their pro rata allocation of New DGL0.5 Secured Notes pursuant to the Tender Offer (assuming the Minimum Participation Condition has been satisfied), but the Founder Equity Contribution would not be consummated.

The Company May Not Obtain Recognition of the Scheme in the United States

Even if the Scheme is approved at the Scheme Meeting and is sanctioned by the Bermuda Court, effectiveness of the Scheme is conditional, inter alia, upon the entry of an order by the U.S. Bankruptcy Court pursuant to chapter 15 of the U.S. Bankruptcy Code (the “Chapter 15 Recognition Order”), recognizing and enforcing the Scheme. Although the Company does not currently anticipate material difficulties in obtaining this approval and anticipates that this approval will be provided within a short period of time after the Sanction Order is obtained, the Company does not control the granting of the Chapter 15 Recognition Order or the timing thereof, and there can be no assurance that it will be granted on a timely basis or at all. If the Scheme is not recognized by the U.S. Bankruptcy Court, the Scheme will not be implemented. Even if the Scheme is approved at the Scheme Meeting, it is possible for a person with an interest in the Scheme (whether a Scheme Creditor or otherwise) to object to entry of the Chapter 15 Recognition Order and to attend or be represented in the chapter 15 proceedings in order to make representations that the Chapter 15 Recognition Order should not be approved.

Risk of Termination of the Lockup and Support Agreement

The Lockup and Support Agreement contains certain provisions that grant the parties thereto the ability to terminate Lockup and Support Agreement upon the occurrence of certain events or conditions. In the event the Lockup and Support Agreement is terminated, the Company may be forced to pursue an alternative restructuring process that lacks the same broad creditor support. The termination of the Lockup and Support Agreement could result in no restructuring transaction, an alternative transaction or a liquidation of the Company, each of which would preclude consummation of the Scheme and could significantly and detrimentally impact the ability of the Company to pay its debts as they fall due and to operate as a going concern

The Scheme Effective Date May Not Occur

The Scheme Effective Date is subject to a number of Conditions Precedent. If such Conditions Precedent are not met or waived, the Scheme Effective Date will not take place. There can be no assurance as to such timing or as to whether the Scheme Effective Date will, in fact, occur. If the Scheme Effective Date does not occur on or prior to the Longstop Time, the terms of and the obligations on the parties under or pursuant to the Scheme shall lapse and all of the compromises and arrangements provided by this Scheme and any releases granted pursuant to this Scheme shall be of no effect and shall be construed as if it had never become effective.

A long and protracted alternative restructuring may be on worse terms and could adversely impact management’s ability to manage the Group’s operations and may otherwise adversely affect its business

If the Scheme is not approved, there can be no assurance that the Group would be able to obtain terms for an alternative financial restructuring on better terms for stakeholders in the Group or that any such alternative financial restructuring would be successfully implemented. Any alternative to the Restructuring that the Group is required to pursue, may take substantially longer to complete than the Restructuring and could disrupt the Company’s business further. In addition, the negotiation of an alternative financial restructuring would require significant management resources and would divert the attention of management away from the operation of the Group’s business and the implementation of its business plan and may cause some members of management to leave.

A protracted business rescue process would also likely result in a large amount of negative publicity, which would harm the Group’s reputation and may make it harder for the Group to attract and maintain customers, investors and employees. Such reputational damage could lead to a decreased customer base, reduced income and higher operating costs and may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, concerns about the financial health of the Group may cause certain of the Group’s customers to breach or terminate their contracts with it.

Adverse publicity relating to the Restructuring or the financial condition of the Group may adversely affect the Group’s client and supplier relationships and/or the market perception of the Group’s business

Adverse publicity relating to the Restructuring or the financial condition of the Group or of other participants in the market(s) in which it operates may have a material adverse effect on the Group’s customer and supplier relationships (including financial and insurance institutions) and/or the market perception of its business.

Customers may choose not to (and it may be more difficult to convince such customers to) continue trading with the Group. Existing suppliers may also choose not to do business with the Group, may demand quicker payment terms and/or may not extend normal trade credit. The Group may find it difficult to obtain new or alternative suppliers. Ongoing negative publicity may have a long-term negative effect on the Group’s reputation and brand which may make it more difficult for the Group to market its products in the future.

Implementation of the Restructuring may breach certain of the Group’s contractual obligations

There is a risk that the proposal or the implementation of the Restructuring, or the taking of any steps required to implement the Restructuring, may constitute a breach of the Group’s contractual obligations under one or more agreements. The consequences of such a breach may include the termination of such agreements which may adversely affect the results of operations and financial condition of the Group.

Liquidation

If the Scheme is unsuccessful, as a result of a failure to obtain the statutory majorities or the Bermuda Court’s sanction, the entry of the Chapter 15 Recognition Order, or for any other reason, there is a possibility that the Petition presented by the Company on April 28, 2020 and subsequently adjourned would proceed to a substantive hearing at which point a winding up-order could be made. The Provisional Liquidators would then be appointed to liquidate the Company’s assets for distribution in accordance with the priorities established by the Companies Act and the Companies (Winding Up) Rules 1982. Please refer to the KPMG Liquidation Analysis Report for a detailed discussion of the effects that a winding-up in Bermuda would have on the recoveries of DGL1 Scheme Creditors.

2.	OTHER RISK FACTORS

For additional risk factors, including those related to the Company’s business, DGL1 Scheme Creditors should refer the section entitled “Risk Factors” of the Tender Offer Memorandum, which is hereby incorporated by reference.

Part E

Information on DGL0.5 and Additional Information on the Scheme

1.	Description of the Ordinary Share Capital of DGL0.5

The information below assumes sanction of the Scheme and the occurrence of the Founder Equity Contribution.

1.1	The objects of DGL0.5 are unrestricted, and it has the capacity of a natural person. DGL0.5 can therefore undertake activities without restriction on its capacity.

1.2	Upon incorporation, the issued share capital of DGL0.5 consisted of 1,000 common shares of par value $1.00 each. In recognition of the Founder Equity Contribution, on or around the Scheme Effective Date, DGL0.5 shall issue a further 50,000,000 of common shares to Digicel Investments, its sole shareholder.

1.3	Holders of common shares in DGL0.5 have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares in DGL0.5 are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by the bye-laws of DGL0.5, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

1.4	In the event of a liquidation, dissolution or winding up of DGL0.5, the holders of common shares are entitled to share equally and rateably in DGL0.5’s assets, if any, remaining after the payment of all of its debts and liabilities.

1.5	The bye-laws of DGL0.5 provide that its board of directors shall consist of such number of directors as the members may determine. Directors shall be elected, except in the case of a casual vacancy, at the annual general meeting or at any special general meeting called for that purpose, and shall hold office for such term as the members may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

1.6	Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Bermuda Court pursuant to Section 281 of the Bermuda Companies Act. The bye-laws of DGL0.5 provide that it shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that it shall advance funds to its officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved. The bye-laws of DGL0.5 provide that the members waive all claims or rights of action that they might have, individually or in right of the company, against any of DGL0.5’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer.

1.7	Since incorporation of DGL0.5, other than an increase of its authorised share capital to permit the Founder Equity Contribution, there have been no material changes to its share capital or mergers, amalgamations or consolidations of DLG0.5. There have been no bankruptcy, receivership or similar proceedings with respect to DGL0.5.

2.	Material Interests of Directors

2.1	The following table sets forth certain information known to the Company as of the date of this Explanatory Statement with respect to beneficial ownership of the common shares of DGL0.5 by: (i) its Chairman, Denis O’Brien; (ii) directors other than Mr. O’Brien, and (iii) other option holders.

Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. The holders listed below have the same voting rights as the holders of DGL0.5’s common shares. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of stock options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Identity of Person or Group	Percent of Common Shares Owned	Percent of Common Shares Owned on a Fully Diluted Basis
Denis O’Brien and Family	99.94%	99.94%
Other Directors(1)	0.06%	0.06%
Other Option Holders(1)	0%	0%

(1)	There are currently no options outstanding.

3.	dgl0.5 perpetual convertible notes

In the event the Tender Offer to holders of the Existing DGL2 2024 Notes is consummated, DGL0.5 will issue Perpetual Convertible Notes in consideration for holders tender their Existing DGL2 2024 Notes for cancellation. These Perpetual Convertible Notes may, subject to their terms and conditions, convert into common shares of DGL0.5. Assuming a 100% participation in the Tender Offer for the Existing DGL2 2024 Notes and 100% conversion of the Perpetual Convertible Notes into the common shares of DGL0.5, holders of the Perpetual Convertible Notes will collectively own 49% of the common shares DGL0.5 on a fully diluted basis. A description of the Perpetual Convertible Notes is included in the section entitled “Description of the Convertible Notes” in the Tender Offer Memorandum, which is hereby incorporated by reference.

4.	Management

Board of Directors of DGL0.5

4.1	The following table lists the directors of DGL0.5 as of the date of this Explanatory Statement. Unless otherwise stated, the business address for all members of the DGL0.5 Board of Directors is c/o Digicel, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Name	Position
Denis O’Brien	Chairman
Leslie Buckley	Vice Chairman
Lucy Gaffney	Member
Seamus Lynch	Member
Gregory Sparks	Member
Sir Julian Horn-Smith	Member
Sean Corkery	Member
Jean-Yves Charlier	Member
Kaan Terzioğlu	Member

4.2	Short biographies of each director are found in the section entitled “Management” of the Tender Offer Memorandum, which is hereby incorporated by reference.

Compensation

4.3	The aggregate amount of compensation paid or payable during the six months ended September 30, 2019 by the Group, excluding amounts recognized as share compensation expense, was $2.1 million to the directors (including the Chairman of the Board of Directors but excluding those directors who are also members of the senior management) and $2.7 million to the Group’s senior management.

4.4	The Group periodically establishes equity-based incentive compensation programs, in which the senior management and directors are eligible to participate. In July 2016, the equity-based incentive compensation programs in existence at that time were canceled (i.e., the 2013 option schemes and the 2013 phantom share scheme) in exchange for cash payments. As of September 30, 2019, there are no options outstanding under such plans and the Group has no further Liability under either of these schemes.

4.5	During fiscal 2018, the Group approved the introduction of a new equity-based compensation program called the “Digicel Group Limited 2017 Long Term Incentive Plan.” Options over 6,524,000 shares were issued during Fiscal Year 2018 but these options were cancelled with effect from January 31, 2020. There are currently no options issued under the “Digicel Group 2017 Long Term Incentive Plan” or under any other option plan.

4.6	None of the directors have entered into service agreements with DGL0.5 that provide for benefits upon termination of their directorship.

5.	RELATED PARTY TRANSACTIONS

The Group has entered into certain agreements with entities affiliated with beneficial owners of DGL0.5. DGL0.5 is expected to become party to and/or benefit from these agreements, each of which is described in the section entitled “Certain Relationships and Related Party Transactions” of the Tender Offer Memorandum which is hereby incorporated by reference.

6.	Costs in Relation to the Scheme

6.1	The Company has agreed to meet certain costs, charges, expenses and disbursements reasonably incurred by the Existing Notes Trustee, the Information Agent, the Company’s advisors, KPMG IE, the Provisional Liquidators, the Ad Hoc Group and the advisors to the Ad Hoc Group in connection with the negotiation, preparation and implementation of the Scheme and as agreed in advance with the Company. Further details of the fees payable to the Ad Hoc Group are set out in Part A (Background to the Scheme) of this Explanatory Statement.

Part F

THe Scheme

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

(COMMERCIAL COURT)

2020 No. 149

IN THE MATTER OF THE COMPANIES ACT 1981

IN THE MATTER OF DIGICEL GROUP ONE LIMITED

____________________________________________________

SCHEME OF ARRANGEMENT

(under section 99 of the Companies Act 1981)

BETWEEN

DIGICEL GROUP ONE LIMITED

(in provisional liquidation)

AND

THE DGL1 SCHEME CREDITORS

____________________________________________________

CONTENTS

Page

1 Definitions and Interpretation	57
2 The Company	68
3 The Purpose of the Scheme	68
4 The Existing Notes	68
5 The Existing Notes Trustee and the Scheme	69
6 Application and Effectiveness of the Scheme	70
7 The Scheme	70
8 No Right to Commence Proceedings	72
9 Instructions, Authorisations and Directions	72
10 DGL1 Scheme Creditor Undertakings and Releases	74
11 Determination of Scheme Claims	76
12 Sales, Assignments or Transfers	76
13 Provision of information	76
14 The Information Agent	76
15 Conditions to the Effectiveness of the Scheme	77
16 Termination of the Scheme	78
17 Securities Law Considerations	78
18 Scheme Costs	78
19 Modifications of the Scheme	78
20 Notices	78
21 Conflict and Inconsistency	80
22 Governing Law and Jurisdiction	80

1	Definitions and Interpretation

1.1	In this Scheme:

“Ad Hoc Group”	means that certain ad hoc group of DGL1 Noteholders party to and as defined in the Lockup and Support Agreement.
“Advisors”	means collectively, ASW, Conyers, Davis Polk, DC Advisory, KPMG IE, PJT, Weil, and the Information Agent.
“Affiliates”

means:

(a)          a company that directly or indirectly owns, controls, or holds with power to vote, 50 percent or more of the outstanding voting securities of the other company, other than an entity that holds such securities:

(i)         in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii)        solely to secure a debt, if such entity has not in fact exercised such power to vote;

(b)          a company 50 percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by another company, or by an entity that directly or indirectly owns, controls, or holds with power to vote, 50 percent or more of the outstanding voting securities of the other company, other than an entity that holds such securities—

(i)         in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii)        solely to secure a debt, if such entity has not in fact exercised such power to vote;

(c)           a person whose business is operated under a lease or operating agreement by the other company, or person substantially all of whose property is operated under an operating agreement with the other company; or

an entity that operates the business or substantially all of the property of the other company under a lease or operating agreement.
“Asset Transfer”	means the transfer by the Company to DGL0.5 of substantially all of its assets and liabilities as shown in the Balance Sheet (but excluding for the purposes of this definition the Existing Notes) including, without limitation, all of the Company’s intra-Group receivables and payables, all of the Company’s equity interests in its subsidiaries, all of the Company’s cash and, to the extent permitted without consent or to the extent consent is received from the relevant third party, all of the Company’s trade and other payables, each of the foregoing occurring either pursuant to the Section 101 Order or the Sale Documents, but in all cases excluding any Third Party Liabilities.
“ASW”	means ASW Law Limited.
“Balance Sheet”	means unaudited balance sheet of the Company as of March 2020, as appended to the Explanatory Statement.
“Beneficial Interest”	means an interest (whether or not it is the ultimate economic interest) in the principal amount outstanding of the Existing Notes, which interest is held (directly or indirectly) in book-entry form through DTC, a DTC Participant and/or another Intermediary.
“Bermuda Registrar of Companies”	means the Registrar of Companies appointed under section 3 of the Companies Act.
“Business Day”	means any day on which banks are open for business generally in New York and Bermuda.
“Claim”	means all and any actions, causes of action, claims, counterclaims, suits, debts, sums of money, accounts, contracts, agreements, promises, damages, judgments, executions, demands, remedies or rights whatsoever or howsoever arising, whether present, future, prospective (including after the Scheme Effective Date) or contingent, known or unknown, whether or not for a fixed or unliquidated amount, whether or not involving the payment of money or the performance of an act or obligation or any failure to perform any obligation or any omission, whether assertable directly or derivatively, whether arising at common law, contract, tort, in equity or by statute in or under the laws of New York or Bermuda, or under any other law or in any other jurisdiction howsoever arising, other than Excluded Claims and “Claims” shall be construed accordingly.
“Companies Act”	means the Companies Act 1981 of Bermuda.
“Company”	means DGL1.
“Company Payable”	means the liability of the Company to DGL0.5 arising due to DGL0.5’s holding of the Beneficial Interest in the Existing Notes following the transfer of the Existing Notes by DGL1 Scheme Creditors to DGL0.5 pursuant to the Transfer Mechanics.
“Company Receivable”	means the receivable in favour of the Company owed by DGL0.5 arising due to the Asset Transfer.
“Convening Order”	means order of the Court containing directions for the convening of a meeting of DGL1 Scheme Creditors.
“Conyers”	means Conyers Dill & Pearman Limited.
“Court”	means the Supreme Court of Bermuda.
“Davis Polk”	means Davis Polk & Wardwell LLP.
“DGL0.5”	means Digicel Group 0.5 Limited, an exempted company incorporated in Bermuda with registration number 55491 and its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.
“DGL0.5 Receivable”	means the balance owing by the Company to DGL0.5 following the set-off of the Company Payable against the Company Receivable as described in Step 2 of the Transfer Mechanics.
“DGL1”	means Digicel Group One Limited, an exempted company incorporated in Bermuda with registration number 53897 and its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda.
“DGL1 Noteholder”	means a person who has a Beneficial Interest in the Existing Notes and who is the owner of the ultimate economic interest in any of the Existing Notes, and who has the right, upon satisfaction of certain conditions, to be issued definitive certificates in accordance with the terms of the Existing Notes Indenture.
“DGL1 Scheme Consideration”	means for each US$1,000 in principal amount of Existing Notes: US$941 in principal amount of New DGL0.5 Secured Notes.
“DGL1 Scheme	means DGL1 Noteholders and (without double

Creditors”	counting in each case), the Existing Depository Nominee and the Existing Notes Trustee.
“DTC”	means The Depository Trust Company.
“DTC Participant”	means the person recorded directly in the records of DTC as holding a Beneficial Interest in any Existing Notes in an account held with DTC, either for that person’s own account or on behalf of another person.
“Excluded Claims”	means (i) Scheme Costs; (ii) Claims under or in connection with DGL1 Scheme Consideration; (iii) Claims in respect of rights created under the Scheme and/or which arise as a result of a failure by DGL1 or any party to the Scheme to comply with any terms of the Scheme from and after the Scheme Effective Date; and (iv) any Claims arising from or relating to fraud or dishonesty.
“Existing Depository Nominee”	means Cede & Co as the entity in whose name the Existing Notes are registered and who acts as the depository and nominee for DTC with respect to the Existing Notes.
“Existing Notes”	means the 8.250% Senior Notes due 2022 issued by DGL1 pursuant to the Existing Notes Indenture.
“Existing Notes Indenture”	means the indenture dated January 14, 2019, between DGL1 and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the Existing Notes were constituted and issued.
“Explanatory Statement”	means that composite document mailed to DGL1 Scheme Creditors (including all appendices) pursuant to an order of the Court prior to the Scheme Meeting.
“Existing Notes Trustee”	means Deutsche Bank Trust Company Americas, in its capacity as indenture trustee, and in each other capacity for which it serves, under or in connection with the Existing Notes Indenture; provided that if the context requires only certain of the foregoing capacities, then only in such capacity(ies).
“Existing Notes Trustee’s Fees and Expenses”	means the reasonable and documented compensation, fees, expenses, disbursements and indemnity claims, including without limitation, attorneys’ fees, expenses and disbursements, incurred by the Existing Notes Trustee in any and all capacities to the extent payable or reimbursable under the Existing Notes Indenture or related documents.

“Foreign Representative”	means the Provisional Liquidators.
“Founder Equity Contribution”	means a commitment by Denis O’Brien to cause Digicel Investments Limited, an entity controlled by him, to contribute $50.0 million in aggregate consideration comprised of $25.0 million in cash and the entirety of Onnut Ventures Limited’s ordinary share capital; and shareholder loans in exchange for 50 million common shares issued by DGL0.5, in the event that the Scheme is consummated.
“Group”	means Digicel Group Limited and its subsidiaries.
“Information Agent”	means Epiq Corporate Restructuring, LLC.
“Instruction Packet”	means the packet of materials, comprising the forms of ballots for voting and the Explanatory Statement.
“Intermediary”	means a person who is not a DGL1 Noteholder but who holds a Beneficial Interest in the Existing Notes on behalf of another person or persons.
“KPMG IE”	has the meaning given to that term in the Explanatory Statement.
“Liability” or “Liabilities”

means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in Bermuda or any other jurisdiction, or in any manner whatsoever.

“Lockup and Support Agreement”	means that certain lockup and support agreement dated as of April 1, 2020, between, inter alia, members of the Ad Hoc Group and the Company.
“Longstop Time”	means September 1, 2020 at 5:00 pm (New York Time) or such later date and time agreed in writing by the Company and the Ad Hoc Group.
“New DGL0.5 Indenture”	means the indenture to be entered into between DGL0.5 Limited and the New Notes Trustee pursuant to which the New DGL0.5 Secured Notes will be issued on terms substantially consistent with the description of notes contained in the Tender Offer Memorandum appended to the Explanatory Statement.

“New DGL0.5 Secured Notes”	means the new DGL0.5 senior secured notes, which will be issued by DGL0.5 pursuant to the New DGL0.5 Indenture and will mature on April 1, 2024. Each New DGL0.5 Secured Notes will bear 8.0% cash interest per annum, payable semi-annually in arrears on each April 1 and October 1, beginning on the first date after the Settlement Date (as defined in the Tender Offer Memorandum). Cash interest will accrue from March 30, 2020. In addition, interest in addition to the cash interest shall be paid by issuing additional new DGL0.5 senior secured notes (rounded up to the nearest US$1.00) (“PIK Interest”). PIK Interest on the new DGL0.5 senior secured notes will accrue at a rate of 2.0% per annum from March 30, 2020. DGL0.5 may, at its option, pay 10.0% PIK Interest with no cash interest on the first two interest payments following the Settlement Date, as described in the description of notes of the Tender Offer Memorandum appended to the Explanatory Statement.
“New DGL0.5 Secured Notes Collateral”

means the first-priority liens on (i) all share capital (including warrants to acquire shares) of Digicel Pacific Limited, (ii) all share capital (including warrants to acquire shares) of Digicel Limited, (iii) DGL0.5’s receivable under the Digicel (Central America) Group Limited Credit Facility and (iv) all share capital of Digicel (PNG) Limited owned by Digicel Pacific Limited.

“New Notes Trustee”	means Deutsche Bank Trust Company Americas as trustee for the New DGL0.5 Secured Notes.
“Personnel”	means, in relation to any person, its current and former officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals.
“PIK Interest”	means payment-in-kind interest which will be paid in addition to the cash interest by increasing the principal of the outstanding New DGL0.5 Secured Notes or by issuing additional New DGL0.5 Secured Notes (rounded up to the nearest US$1.00) pursuant to the terms of the New DGL0.5 Secured Notes.
“PJT”	means PJT Partners.
“Pledge Agreement”	means that certain pledge agreement dated as of January 14, 2019, between the Company and the

Existing Notes Trustee, pursuant to which the Company pledged its interest in, amongst other things, its shares in Digicel Pacific Limited and warrants in Digicel Holdings (Central America) Limited and its interests as creditor in the credit agreement originally dated as of December 22, 2008 (as amended and restated from time to time) between the Company and Digicel (Central America) Group Limited.
“Post”	means delivery by pre-paid first class post or air mail or generally recognized commercial courier service, and “Posted” shall be construed accordingly.
“Proceeding”	means any process, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security or other right.
“Provisional Liquidators”	has the meaning given to that term in the Explanatory Statement.
“Record Date”	means close of business on May 13, 2020 (New York time).
“Registrar of Companies”	means the Registrar of Companies of Bermuda appointed pursuant to the Companies Act.
“Released Claim”	means any past, present and/or future Claim arising out of, relating to or in respect of: (i) the Existing Notes Indenture, (ii) the Existing Notes; (iii) the Scheme Claims and any of the facts and matters giving rise to the Scheme Claims; (iv) the Transfer Mechanics and Sale Documents (but excluding for the purposes of (iv) of this definition any Claims held by DGL0.5); and/or (v) all actions and/or decisions taken by any Released Person prior to the Scheme Effective Date in connection with the management and/or business of the Company, (but excluding any action and/or decision taken in connection with the management and/or business of any Affiliate of the Company) the preparation, negotiation, sanction or implementation of the Scheme, the Restructuring Documents and the Restructuring, and the execution and the carrying out of the steps and transactions contemplated therein in accordance with their terms, other than in each case, Excluded Claims.

“Released Person”	means (i) the Company, (ii) the Existing Notes Trustee, (iii) the members of the Ad Hoc Group; (iv) the Provisional Liquidators, (v) with respect to each of the foregoing entities in clauses (i) through (iii), its Affiliates and Advisors, and with respect to each of the foregoing entities in clauses (i), (ii), (iii) and (v), each of their Personnel.
“Restructuring”	has the meaning given to that term in the Explanatory Statement.
“Restructuring Documents”	means the New DGL0.5 Secured Notes, all security documents required to give effect to the New DGL0.5 Secured Notes Collateral, the New DGL0.5 Indenture, the Sale Documents (only to the extent the Section 101 Order is not received) and any other ancillary documents reasonably required to effectuate the terms of the Scheme.
“Sale Documents”	means (i) the Omnibus Asset Transfer and Contribution Agreement between the Company and DGL0.5; (ii) the Repayment and Waiver Agreement between the Company and DGL0.5; (iii) Assignment of Warrants Agreement in respect of the Company’s warrants in Digicel Holdings Central America Limited delivered by the Company in favour of DGL0.5; (iv) an amendment and restated agreement in respect of the loan agreement between the Company and Digicel (Central America) Group Limited; and (v) any and all contracts, notices, resolutions or certificates to be executed by the Company to transfer all of the Company’s assets and Liabilities to DGL0.5.
“Sanction Order”	means the order of the Court sanctioning the Scheme (with or without modification).
“Scheme”	means this scheme of arrangement between the DGL1 Scheme Creditors and the Company pursuant to section 99 of the Companies Act in its present form or subject to any modifications, additions, or conditions that the Court may approve or impose consistent with Clause 19 of this scheme.
“Scheme Claim”	means any Claim of a DGL1 Scheme Creditor against the Company arising directly or indirectly out of, in relation to and/or in connection with the Existing Notes, the Pledge Agreement and/or the Existing Notes Indenture, whether before, at or after the Record Date (provided that for voting purposes Scheme Claims shall be determined by reference to the principal amount of Existing Notes excluding any accrued interest or other amounts due pursuant to the Existing Notes or the Existing Notes Indenture), other than, in each case, Excluded Claims.
“Scheme Costs”	means the Liability of the Company in respect of the fees, costs and expenses of the Advisors and the Existing Notes Trustee’s Fees and Expenses, which Liabilities are not subject to the arrangements and compromises to be effected by the Scheme.
“Scheme Creditor Parties”	means, in respect of a DGL1 Scheme Creditor, each of its predecessors, successors, assigns, transferees, Affiliates and Personnel, in each case other than DGL0.5.
“Scheme Effective Date”	means the date upon which all of the conditions to the effectiveness of the Scheme as set forth in Clause 15 of this Scheme have been satisfied.
“Scheme Meeting”	means the meeting convened to consider, and if thought fit, approve the Scheme pursuant to a direction of the Court on May 12, 2020.
“Scheme Website”	means https://dm.epiq11.com/Digicel.
“SEC”	means the U.S. Securities and Exchange Commission.
“Section 101 Order”	means an order by the Court pursuant to section 101 of the Companies Act (whether forming part of the Sanction Order or otherwise) pursuant to which the Asset Transfer shall occur.
“Third Party Liabilities”	means any existing, identified and non-contingent liabilities of DGL1 as of the Scheme Effective Date that are not transferred pursuant to the Transfer Mechanics.
“Transfer Mechanics”	means the steps described in Clause 7.1 of the Scheme.
“Tender Offer Memorandum”	means the offering memorandum and consent and waiver solicitation statement relating to the Existing Notes dated as of April 1, 2020 and forming part of the Explanatory Statement.
“United States Code”	means the Code of Laws of the United States of America.
“US Bankruptcy Code”	means title 11 of the United States Code.

“US Bankruptcy Court”	means the United States Bankruptcy Court for the Southern District of New York.
“US Securities Act”	means U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated by the SEC thereunder.
“Weil”	means Weil, Gotshal & Manges LLP.

1.2	In this Scheme, unless the context otherwise requires or otherwise expressly provides:

(a)	references to Recitals, Parts, Clauses, Sub-Clauses, Schedules and Appendices are references to the recitals, parts, clauses, sub-clauses, schedules and appendices respectively of or to the Scheme;

(b)	references to a “person” include references to an individual partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(c)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(d)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

(e)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(f)	headings to Recitals, Parts, Clauses and Sub-Clauses are for ease of reference only and shall not affect the interpretation of the Scheme;

(g)	references to “$” or “US$” are references to the lawful currency of the United States of America;

(h)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(i)	a company is a “subsidiary” of another company, its “holding company”, if that other company: (a) holds a majority of the voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or, if it is a subsidiary of a company that is itself a subsidiary of that other company; and

(j)	an “undertaking” means a body corporate or partnership; or an unincorporated association carrying on a trade or business, with our without a view to profit; and an undertaking is a parent undertaking in relation to another undertaking, a “subsidiary undertaking”, if: (a) it holds the majority of voting rights in the undertaking; (b) it is a member of the undertaking and has the right to appoint or remove a majority of its board of directors; (c) it has the right to exercise a dominant influence over the undertaking: (i) by virtue of provisions contained in the undertaking's articles; or (ii) by virtue of a control contract; or (d) it is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

PART A
Recitals

2	The Company

2.1	DGL1 was incorporated in Bermuda under the Companies Act as an exempted company with limited liability on August 20, 2018 with registration number 53897 under the name “Digicel Group Two Limited” and changed its name to “Digicel Group One Limited” on September 7, 2018.

2.2	The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

2.3	The authorised share capital of DGL 1 is US$10,000 consisting of 10,000 common shares of US$1.00 each of which 1,000 were issued.

3	The Purpose of the Scheme

3.1	The principal object and purpose of the Scheme is to effect a compromise and arrangement between the Company and the DGL1 Scheme Creditors in respect of the Scheme Claims. The arrangement and compromise effected pursuant to the Scheme will, in conjunction with the Asset Transfer, result in significant deleveraging of the Group and will enable DGL0.5 to carry on the business of the Company as a going concern.

3.2	On the Scheme Effective Date, among other things, the Existing Notes will be cancelled and discharged as part of the Transfer Mechanics and all rights and obligations of any party under the Existing Notes and Existing Notes Indenture (including, for the avoidance of doubt, any person that acquires an interest in the Existing Notes after the Record Date) will terminate.

3.3	The Foreign Representative is authorised to make an application on behalf of the Company for a suitable order from the US Bankruptcy Court under Chapter 15 of the US Bankruptcy Code (or under any other applicable law, legal doctrine or Proceeding concerning cross-border recognition) and such other additional relief and/or assistance as the Foreign Representative may be required by the Company to obtain.

4	The Existing Notes

The Existing Notes are held under customary arrangements whereby:

(a)	the Existing Notes were issued pursuant to the Existing Notes Indenture;

(b)	all Existing Notes are registered in the name of the Existing Depository Nominee;

(c)	Beneficial Interests in the Existing Notes are held initially by DTC Participants (whose identities are recorded directly in the books or other records maintained by DTC) through DTC, under electronic systems designed to facilitate paperless transactions in respect of dematerialised securities; and

(d)	each DTC Participant may be holding its recorded Beneficial Interest in the Existing Notes (in full or in part) either on its own behalf or on behalf of another person, which person may in turn also be holding such interest on its own behalf or on behalf of another person.

5	The Existing Notes Trustee and the Scheme

5.1	The Court has ordered that neither the Existing Notes Trustee nor the Existing Depository Nominee (as registered holder of the Existing Notes) shall be entitled to vote in respect of the Existing Notes at the Scheme Meeting and, accordingly, they will not vote at such meeting.

UNDERTAKINGS

5.2	DGL0.5 has undertaken to the Court to abide by the terms of the Scheme and to be bound by its terms insofar as they apply to it.

PART B
The Scheme

6	Application and Effectiveness of the Scheme

6.1	The compromises and arrangement effected by the Scheme herein shall apply to all Scheme Claims and shall be binding on all DGL1 Scheme Creditors.

6.2	The terms of the Scheme shall become effective on the Scheme Effective Date and shall take effect in accordance with the terms of the Scheme.

6.3	The Company shall promptly notify the Information Agent of the occurrence of the Scheme Effective Date by providing a form of notice to the Information Agent, and the Information Agent shall notify DGL1 Scheme Creditors of the Scheme Effective Date by:

(a)	providing such notice to the Existing Notes Trustee;

(b)	circulating such notice to DGL1 Scheme Creditors via DTC; and

(c)	posting such notice on the Scheme Website.

7	The Scheme

7.1	On the Scheme Effective Date, the Transfer Mechanics shall occur through the following steps, each of which is interconditional on the other and each of which shall occur immediately after the preceding step, such that all steps occur upon the Scheme Effective Date.

Step 1

The Existing Notes shall be deemed transferred without any further act or action by any DGL1 Scheme Creditor to DGL0.5 in consideration for DGL0.5 issuing the DGL1 Scheme Consideration pro rata to each DGL1 Scheme Creditor based upon the principal amount of Existing Notes held by the relevant DGL1 Scheme Creditor. DGL0.5 shall become a creditor of the Company in an amount equal to the Company Payable. DGL0.5 shall make available to DTC on the Scheme Effective Date the DGL1 Scheme Consideration for payment to the DGL1 Scheme Creditors through an exchange of the Existing Notes for the New DGL0.5 Secured Notes anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date.

Step 2

The Asset Transfer will occur either pursuant to a Section 101 Order or the Sale Documents. The net value transferred by the Company to DGL0.5 pursuant to the Asset Transfer will create the Company Receivable. The Company Payable will be immediately set-off against the Company Receivable (thereby eliminating the Company Receivable) in consideration for the Asset Transfer.

Step 3

The DGL0.5 Receivable and all Scheme Claims shall be released and compromised as follows:

(a)	the Existing Notes, the Existing Notes Indenture, the Pledge Agreement and all other related instruments, certificates, agreements and other documents will be cancelled, released, terminated, extinguished and discharged without any further act or action by the Company, DGL0.5, the Existing Notes Trustee or any DGL1 Scheme Creditor; provided, however, that such documents shall continue in effect for the limited purpose of (i) allowing the DGL1 Scheme Creditors to receive their respective DGL1 Scheme Consideration, and (ii) preserving all rights of the Existing Notes Trustee thereunder, including with respect to the Existing Notes Trustee’s Fees and Expenses.

(b)	the Existing Notes shall be deemed surrendered without any further act or action by the Company, DGL0.5 or any DGL1 Scheme Creditor;

(c)	all of the rights, title and interest of the DGL1 Scheme Creditors in respect of Scheme Claims (including for the avoidance of doubt, those of Scheme Creditor Parties), or in respect of any Claims against DGL0.5 under or related to the Existing Notes arising pursuant to the Transfer Mechanics, shall be subject to each of the arrangements and compromises set out in this Scheme;

(d)	the respective rights and obligations of the DGL1 Scheme Creditors (including, for the avoidance of doubt, any person that acquires an interest in the Existing Notes after the Record Date), the Company, DGL0.5 and the Existing Notes Trustee towards one another under the Existing Notes Indenture and the Existing Notes shall be deemed fully satisfied, discharged and terminated; provided, however, that such rights and obligations shall continue for the limited purpose of (i) allowing the applicable DGL1 Scheme Creditors to receive their respective DGL1 Scheme Consideration under the Scheme, and (ii) preserving all rights of the Existing Notes Trustee thereunder, including with respect to the Existing Notes Trustee’s Fees and Expenses.

7.2	The Company hereby undertakes that to the extent any Third Party Liabilities are not transferred to DGL0.5 pursuant to the Transfer Mechanics, then the Company shall either procure the transfer of such Third Party Liabilities to DGL0.5 or shall make provision for payment in full of such Third Party Liabilities on or after the Scheme Effective Date.

7.3              On or as soon as practicable after the Scheme Effective Date, the Company and DGL0.5 shall:

(a)	take any action(s) to ensure that the global notes representing the Existing Notes are cancelled; and

(b)	give any instructions and consents to the Existing Notes Trustee and DTC, as applicable, that may be required of the Company or DGL0.5 to accomplish the exchange of the Existing Notes for the New DGL0.5 Secured Notes identified in “Step 1” of Clause 7.1 (which exchange, for the avoidance of doubt, is anticipated to be performed by DTC in accordance with its customary practices and procedures on or as soon as practicable after the Scheme Effective Date) and to accomplish sub-clause (a) set forth immediately above.

7.4	On the Scheme Effective Date, the Section 101 Order shall be deemed to be incorporated in and form part of the Scheme and the transfers contemplated by the Section 101 Order shall occur, provided that if the Court refuses to give the Section 101 Order, the Company will instead execute the Sale Documents and implement the Asset Transfer pursuant to the authority conferred by and the instructions contained in Clause 9.

8	No Right to Commence Proceedings

8.1	From and after the Scheme Effective Date, no person or entity, including, without limitation, the Scheme Creditor Parties shall be entitled to commence, continue, threaten or procure the commencement or continuation of any Proceeding, whether directly or indirectly, against any of the Released Persons or in respect of any property of any of the Released Persons in respect of any Released Claim.

8.2	The Company shall be fully entitled to enforce Clause 8.1 of the Scheme in its own names, as applicable.

8.3	Each Released Person shall be fully entitled to enforce Clause 8.1 of the Scheme in its own name, (whether by way of a Proceeding or by way of defense or estoppel (or similar theory) in any jurisdiction whatsoever) as if it were a party hereto, pursuant to the provisions of the Contracts (Rights of Third Parties) Act 2016 of Bermuda and/or any other applicable law which so permits.

8.4	Each DGL1 Scheme Creditor is deemed to acknowledge that if it, or any person claiming through it (including any Scheme Creditor Parties), takes any Proceedings against any Released Persons in breach of Clause 8.1 of the Scheme, the Released Person shall be entitled to obtain an order as of right staying those Proceedings and providing for payment, by the DGL1 Scheme Creditor (and/or to the extent applicable, any Scheme Creditor Parties) concerned and any person claiming through it, of any costs, charges or other expenses howsoever incurred by such Released Person as a result of or in connection with taking such Proceedings on a full indemnity basis.

9	Instructions, Authorisations and Directions

9.1	Each DGL1 Scheme Creditor in respect of its interest in the Existing Notes hereby irrevocably authorizes and instructs DTC and the Existing Notes Trustee to, on or after the Scheme Effective Date, take whatever action is necessary or reasonably appropriate to give effect to the terms of the Scheme.

9.2	On and from the Scheme Effective Date, in consideration of the rights provided to the DGL1 Scheme Creditors under the Scheme and notwithstanding any term of any relevant document, each DGL1 Scheme Creditor hereby appoints the Company in respect of any and all Scheme Claims arising under or in connection with the Existing Notes, the Pledge Agreement or the Existing Notes Indenture as its attorney and agent and irrevocably authorises, directs, instructs and empowers the Company (represented by any authorised representative) to:

(a)	enter into, execute and deliver (whether as a deed or otherwise) for and on behalf of each DGL1 Scheme Creditor the Restructuring Documents to which the DGL1 Scheme Creditors, or any of them, are named as a party and any other document referred to, contemplated by or ancillary to any of the foregoing; and

(b)	take whatever action is necessary to ensure that the books and records of DTC are updated to reflect the terms of the Scheme, including without limitation to: (i) instruct DTC to debit the Beneficial Interests relating to the Existing Notes from the relevant DTC Participants; (ii) authorise the cancellation of the book entry interests in respect of the Existing Notes; and (iii) take or carry out any other step or procedure reasonably required to effect the settlement of the Scheme.

9.3	Each DGL1 Scheme Creditor for itself and its Scheme Creditor Parties and DGL0.5 hereby for itself and its successors and assigns in respect of the Existing Notes, the Existing Notes Indenture and all other related instruments, certificates, agreements and other documents, releases, discharges and exonerates each of the Existing Notes Trustee (including its officers, agents, Affiliates, Personnel, attorneys) and Advisors from any Released Claims by the DGL1 Scheme Creditors and their Scheme Creditor Parties:

(a)	by reason of any of them acting in accordance with the above authorisation and instruction;

(b)	for the manner of performance of all acts carried out on such instructions save to the extent of its own gross negligence, willful default or fraud; and

(c)	in the case of a DGL1 Scheme Creditor and DGL0.5, under the Existing Notes Indenture and the Existing Notes with effect from the Scheme Effective Date (without prejudice to any rights of the Existing Notes Trustee under the Existing Notes Indenture, the Existing Notes or related documents), in each case whether or not the Company obtains a suitable order from the US Bankruptcy Court under Chapter 15 of the US Bankruptcy Code or another applicable law, legal doctrine or Proceeding concerning cross-border recognition.

9.4	DGL0.5 and each DGL1 Scheme Creditor including on behalf of its Scheme Creditor Parties in respect of the Existing Notes, hereby acknowledges and agrees that any action taken by the Company in accordance with the Scheme and/or the Restructuring Documents will not constitute a breach of the Existing Notes, Existing Notes Indenture (or any other agreement or document governing the terms of any Scheme Claim) or the Restructuring Documents and to the extent such agreement is ineffectual or unenforceable, hereby irrevocably waives any such breach.

9.5	The directions, instructions and authorisations granted under this Clause 9 shall be treated, for all purposes whatsoever and without limitation, as having been granted by deed and the Company shall be entitled to delegate the authority granted and conferred by this Clause 9 to any duly authorised officer or agent of the Company as necessary.

10	DGL1 Scheme Creditor Undertakings and Releases

10.1	In consideration for its entitlement to the DGL1 Scheme Consideration, each DGL1 Scheme Creditor, in respect the Existing Notes, hereby gives the undertakings, releases and waivers in this Clause 10 on behalf of itself and its Scheme Creditor Parties.

10.2	With immediate effect on and from the Scheme Effective Date, each DGL1 Scheme Creditor and its Scheme Creditor Parties and (solely in respect of clauses (b), (c)(ii) and (iii), (d) and (e) below) DGL0.5 irrevocably, unconditionally, fully and absolutely:

(a)	waives, discharges and releases all of its rights, title and interest in and to its Scheme Claims in consideration for its entitlement to receive the DGL1 Scheme Consideration in accordance with the Scheme;

(b)	except as otherwise expressly provided herein, waives, discharges and releases any Released Claim it may have under or in connection with the Existing Notes Indenture, the Pledge Agreement, and/or the Existing Notes against any Released Person in relation to any breaches or defaults under the Existing Notes Indenture, the Pledge Agreement and/or the Existing Notes occurring on or before the Scheme Effective Date or which may occur as a result of implementation of the Scheme;

(c)	ratifies and confirms everything which any Released Person may lawfully do or cause to be done in accordance with any authority conferred by the Scheme and agrees not to challenge:

(i)	the Transfer Mechanics, Sale Documents or the Section 101 Order, as the case may be, and the transactions contemplated thereby in each instance;

(ii)	the validity of any act done or omitted to be done in good faith by any Released Person to implement the transactions and compromises contemplated hereby; or

(iii)	the exercise or omission to exercise of any power conferred in accordance with the provisions of the Scheme in good faith by any Released Person.

(d)	waives, releases and discharges each and every Released Claim which it ever had, may have or hereafter can, shall or may have against any Released Person; and

(e)	undertakes to the Released Persons that it will not and shall procure that its Scheme Creditor Parties will not, directly or indirectly commence or continue, or instruct, direct or authorise any other person to commence or continue, any Proceedings in respect of or arising from any Released Claims.

10.3	Each DGL1 Scheme Creditor acknowledges that it may later discover facts in addition to or different from those which it presently knows or believes to be true with respect to the subject matter of the Scheme, but it is its intention to fully, and finally forever settle and release any and all matters, disputes and differences, whether known or unknown, suspected or unsuspected, which presently exist, may later exist or may previously have existed between it and one or more of the Released Persons in respect of the Released Claims, and that in further of this intention, the waivers, releases and discharges given in the Scheme shall be and shall remain in effect as full and complete general waivers, releases and discharges notwithstanding the discovery or existence of any such additional or different facts.

PART C
Identification of Scheme Claims

11	Determination of Scheme Claims

11.1	Each DGL1 Scheme Creditor shall have a Scheme Claim equivalent to the Existing Notes in which it holds a Beneficial Interest (without double counting any Beneficial Interest held through an Intermediary).

12	Sales, Assignments or Transfers

12.1	Neither the Company nor the Information Agent shall recognise any sale, assignment or transfer of any Scheme Claim after the Record Date for the purposes of determining entitlement to attend and vote at the Scheme Meeting.

12.2	All distributions of DGL1 Scheme Consideration shall be made to DGL1 Scheme Creditors in accordance with Clause 7.3 above irrespective of any sale, assignment or of any Scheme Claim after the Record Date.

12.3	A transferee of an economic, beneficial or proprietary interest in the Existing Notes after the Record Date will, however, be bound by the terms of the Scheme in the event that it becomes effective, and any Existing Notes to which such transferee is entitled will be cancelled on the Scheme Effective Date in accordance with the terms of the Scheme.

13	Provision of information

13.1	To the extent permitted by law (including any pre-existing obligations of confidentiality) DGL1 Scheme Creditors (including any DTC Participants and Intermediaries) shall provide the Information Agent with all information requested by it in writing.

14	The Information Agent

The Information Agent shall not be liable for any claim or Liability arising in respect of the performance of its duties as Information Agent under the Scheme except where such claim or Liability arises as a result of its own fraud, gross negligence or willful misconduct.

PART D
CONDITIONS TO THE SCHEME

15	Conditions to the Effectiveness of the Scheme

15.1	The Scheme shall only become effective following the satisfaction of all of the following conditions:

(a)	the approval of the Scheme (with or without modifications, subject to Clause 19 of this Scheme) at the Scheme Meeting by a simple majority in number of the DGL1 Scheme Creditors entitled to vote at the Scheme Meeting either in person or by proxy representing at least three fourths in value of the Scheme Claims;

(b)	the sanction of the Scheme (with or without modifications, subject to Clause 19 of this Scheme) by the Court;

(c)	the receipt by the Company of the Section 101 Order or the Sale Documents becoming effective in accordance with their terms, as the case may be;

(d)	entry of an order by the US Bankruptcy Court pursuant to Chapter 15 of the US Bankruptcy Code, recognizing and enforcing the Scheme;

(e)	completion of the Founder Equity Contribution;

(f)	payment in full, in cash of the then liquidated Existing Notes Trustee’s Fees and Expenses that have been invoiced to the Company no less than two (2) Business Days prior to the Scheme Effective Date;

(g)	payment of all outstanding or otherwise applicable fees of Advisors to the Ad Hoc Group; and

(h)	the delivery of an office copy of the Sanction Order to the Registrar of Companies for registration.

PART E
general scheme provisions

16	Termination of the Scheme

16.1	If the Scheme Effective Date does not occur on or before the Longstop Time, the terms of and the obligations on the parties under or pursuant to this Scheme shall lapse and all of the compromises and arrangements provided by this Scheme and any releases granted pursuant to this Scheme shall be of no effect and shall be construed as if it had never become effective, and the rights and obligations of the DGL1 Scheme Creditors shall not be affected and shall be reinstated and remain in full force and effect.

17	Securities Law Considerations

17.1	The New DGL0.5 Secured Notes will not be registered under the US Securities Act or any state or other securities laws of the United States of America or any other jurisdiction.

17.2	In sanctioning this Scheme, the Court has been apprised of the fact that the Company and DGL0.5 will rely on the Court’s approval of this Scheme as the basis for the Section 3(a)(10) exemption under the US Securities Act for the offer, issuance and distribution of DGL1 Scheme Consideration to DGL1 Scheme Creditors in exchange for their Scheme Claims.

18	Scheme Costs

18.1	The Company shall pay all Scheme Costs and any other costs incurred by the Company including in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the Scheme Meeting, the costs of any petition to the Court to sanction the Scheme and the costs, charges, expenses and disbursements of all Advisors in the amounts agreed with the Company and the Existing Notes Trustee, which Scheme Costs shall not be subject to the arrangement and compromises to be effected by the Scheme.

19	Modifications of the Scheme

19.1	The Company may subject to the terms of the Lockup and Support Agreement, at any hearing to sanction the Scheme, consent on behalf of all DGL1 Scheme Creditors to any modification of the Scheme or any terms or conditions which the Court may think fit to approve or impose and which would not directly or indirectly have a materially adverse effect on the interests of any DGL1 Scheme Creditor or the Existing Notes Trustee, or any of them, under the Scheme or any Restructuring Document.

20	Notices

20.1	Any notice or other written communication to be given under or in relation to the Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, and by air mail where it is addressed to a different country from that in which it is posted, with a copy sent by electronic mail to:

(a)	in the case of the Company

Digicel Limited

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

Attn: David Lomas (david.lomas@digicelgroup.com)

with a copy to (which shall not constitute notice):

Conyers Dill & Pearman Limited

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

Attn: Edward Rance

Email: edward.rance@conyers.com

-and-

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attn:     Michael Kaplan

Timothy Graulich

Gene Goldmintz

Email:      michael.kaplan@davispolk.com

timothy.graulich@davispolk.com

gene.goldmintz@davispolk.com

(b)	in the case of a DGL1 Scheme Creditor, its last known address known to the Company, provided that all deliveries of notices required to be made by the Scheme shall be effective by posting the same in pre-paid envelopes addressed to the DGL1 Scheme Creditors or, if so directed by the DGL1 Scheme Creditors, to the relevant DTC Participant for the persons respectively entitled thereto at the addresses appearing in the records of DTC or to such other addresses (if any) as such persons may respectively direct in writing; or

(c)	In the case of the Existing Notes Trustee and New Notes Trustee:

Deutsche Bank Trust Company Americas

Global Transaction Banking

Trust and Agency Services

60 Wall Street

24th Floor / Mail Stop NYC60-2405

New York, NY 10005

Attn: Rodney Gaughan, Brendan Meyer and Luke Russell

Email: rodney.gaughan@db.com, brendan.meyer@db.com

and luke-s.russell@db.com

With a copy to: (which shall not constitute notice):

Moses & Singer LLP

405 Lexington Avenue

New York, NY

Attn: Alan E. Gamza, Andrew Oliver and Kent C. Kolbig

Direct Dial: (212) 554-7800

Fax (212) 554-7700

Email: agamza@mosessigner.com. aoliver@mosessinger.com

and kkolbig@mosessinger.com

(d)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with the Scheme.

20.2	In addition, any notice or other written communication under or in relation to the Scheme to be given to the DGL1 Scheme Creditors shall be deemed to have been duly given if sent by electronic means through DTC.

20.3	Any notice or other written communication to be given under the Scheme shall be deemed to have been served:

(a)	if delivered by hand, on the first Business Day following delivery;

(b)	if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the fifth Business Day after posting; and

(c)	if distributed electronically through DTC, on the fifth Business Day after such distribution.

20.4	In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the Post.

20.5	The accidental omission to send any notice, written communication or other document in accordance with this Clause 20 or the non-receipt of any such notice by any DGL1 Scheme Creditor, shall not affect any of the provisions of the Scheme or the effectiveness thereof.

21	Conflict and Inconsistency

In the case of a conflict or inconsistency between the terms of the Scheme and the terms of the Explanatory Statement, the terms of the Scheme will prevail.

22	Governing Law and Jurisdiction

Without prejudice to the choice of law provisions in the Existing Notes Indenture with respect to the rights and obligations of the Existing Notes Trustee thereunder, the Scheme shall be governed by, and construed in accordance with, the laws of Bermuda. The Company, DGL0.5, the Existing Notes Trustee, the Information Agent and each of the DGL1 Scheme Creditors agree that, to the fullest extent permitted by applicable law, any dispute between them shall be determined by the Court.

APPENDIX 1

DEFINITIONS AND INTERPRETATION

Accredited Investors means institutional “accredited investors” as defined in 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act

Additional DIFL Secured Notes means the additional 8.75% senior secured notes due 2024 issued by Digicel Holdings (Bermuda) Limited and DIFL under the indenture dated March 15, 2019 among Digicel Holdings (Bermuda) Limited and DIFL, as issuers, certain guarantors party thereto and Deutsche Bank Trust Company Americas as trustee.

Ad Hoc Group means that certain ad hoc group of DGL1 Noteholders party to and as defined in the Lockup and Support Agreement.

Advisors means collectively, ASW, Conyers, Davis Polk, DC Advisory, KPMG IE, PJT, Weil, and the Information Agent.

Affiliate means:

(a)	a company that directly or indirectly owns, controls, or holds with power to vote, 50 percent or more of the outstanding voting securities of the other company, other than an entity that holds such securities:

(i)	in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii)	solely to secure a debt, if such entity has not in fact exercised such power to vote;

(b)	a company 50 percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by another company, or by an entity that directly or indirectly owns, controls, or holds with power to vote, 50 percent or more of the outstanding voting securities of the other company, other than an entity that holds such securities—

(i)	in a fiduciary or agency capacity without sole discretionary power to vote such securities; or

(ii)	solely to secure a debt, if such entity has not in fact exercised such power to vote;

(c)	a person whose business is operated under a lease or operating agreement by the other company, or person substantially all of whose property is operated under an operating agreement with the other company; or

(d)	an entity that operates the business or substantially all of the property of the other company under a lease or operating agreement.

Agent Master Ballot means the Master Ballot completed by the Information Agent (and not included in the Instruction Packet), acting on behalf of those DGL1 Noteholders who have appointed the Information Agent as their lawful agent and attorney-in-fact through the Tender Offer as evidenced by the receipt of the Information Agent of VOIs on behalf of those DGL1 Noteholders.

Asset Transfer means the transfer by the Company to DGL0.5 of substantially all of its assets and liabilities as shown in the Balance Sheet (but excluding for the purposes of this definition the Existing Notes) including, without limitation, all of the Company’s intra-Group receivables and payables, all of the Company’s equity interests in its subsidiaries, all of the Company’s cash and, to the extent permitted without consent or to the extent consent is received from the relevant third party, all of the Company’s trade and other payables, each of the foregoing occurring either pursuant to the Section 101 Order or the Sale Documents, but in all cases excluding any Third Party Liabilities.

ASW means ASW Law Limited.

ATOP Procedures means the procedures implemented by DTC to allow for voting in the Tender Offer as further described in the Tender Offer Memorandum in the section entitled “Tender Procedures”.

Balance Sheet means the unaudited balance sheet of the Company as of March 2020, as appended to the Explanatory Statement and subject to the qualifications set out in Appendix 6.

Ballot means either a Master Ballot or Beneficial Holder Ballot (as the case may be) but does not include the Agent Master Ballot.

Beneficial Holder Ballot means the form of beneficial holder ballot included in Appendix 2 (Instruction Packet) to the Explanatory Statement.

Beneficial Interest means an interest (whether or not it is the ultimate economic interest) in the principal amount outstanding of the Existing Notes, which interest is held (directly or indirectly) in book-entry form through DTC, a DTC Participant and/or another Intermediary.

Bermuda Companies Act means the Companies Act 1981 of Bermuda, as amended.

Bermuda Court means the Supreme Court of Bermuda.

Bermuda Registrar of Companies means the Registrar of Companies appointed under section 3 of the Companies Act.

Board means the board of directors of the Company.

Business Day means any day on which banks are open for business generally in Bermuda, London and New York.

Claim means all and any actions, causes of action, claims, counterclaims, suits, debts, sums of money, accounts, contracts, agreements, promises, damages, judgments, executions, demands, remedies or rights whatsoever or howsoever arising, whether present, future, prospective (including after the Scheme Effective Date) or contingent, known or unknown, whether or not for a fixed or unliquidated amount, whether or not involving the payment of money or the performance of an act or obligation or any failure to perform any obligation or any omission, whether assertable directly or derivatively, whether arising at common law, contract, tort, in equity or by statute in or under the laws of New York or Bermuda, or under any other law or in any other jurisdiction howsoever arising, other than Excluded Claims and “Claims” shall be construed accordingly.

Chapter 15 Filing means a petition for recognition of the Scheme under Chapter 15 of the U.S. Bankruptcy Code.

Company or DGL1 means Digicel Group One Limited, an exempted company incorporated under the laws of Bermuda with registration number 53897.

Company Payable means the Liability of the Company to DGL0.5 arising due to DGL0.5’s holding of the Beneficial Interest in the Existing Notes following the transfer of the Existing Notes by DGL1 Scheme Creditors to DGL0.5 pursuant to the Transfer Mechanics.

Condition Precedent means each condition precedent listed as such in the DGL1 Scheme, the satisfaction of which is a condition to the occurrence of the Scheme Effective Date.

Company Receivable means the receivable in favour of the Company owed by DGL0.5 arising due to the Asset Transfer.

Conyers means Conyers Dill & Pearman Limited.

Consent Solicitation means the solicitation of consents from holders of the Existing Notes, pursuant to the Tender Offer for such Existing Notes, for certain amendments to Existing Notes Indenture to permit the Restructuring, as further described in the section of the Tender Offer Memorandum entitled “Description of the Tender Offers, Solicitation and Schemes”.

Convening Hearing means the hearing at which the directions regarding the convening of the Scheme Meeting were given.

Davis Polk means Davis Polk & Wardwell LLP.

DGL0.5 means Digicel Group 0.5 Limited, an exempted company incorporated under the laws of Bermuda with registration number 55491.

DGL0.5 Receivable means the balance owing by the Company to DGL0.5 following the set-off of the Company Payable against the Company Receivable as described in Step 2 of the Transfer Mechanics.

DGL1 Noteholders means a person who has a Beneficial Interest in the Existing Notes and who is the owner of the ultimate economic interest in any of the Existing Notes, and who has the right, upon satisfaction of certain conditions, to be issued definitive certificates in accordance with the terms of the Existing Notes Indenture.

DGL1 Scheme means the scheme of arrangement between the Company and the DGL1 Scheme Creditors proposed pursuant to section 99 of the Bermuda Companies Act, in substantially the same form set out in Section F of the Explanatory Statement.

DGL1 Scheme Consideration means for each $1,000 in principal amount of Existing Notes, $941 in principal amount of New DGL0.5 Secured Notes.

DGL1 Scheme Creditors means DGL1 Noteholders and (without double counting in each case), the Existing Depository Nominee and the Existing Notes Trustee.

DGL2 means Digicel Group Two Limited an exempted company incorporated under the laws of Bermuda with registration number 29364.

DGL2 Noteholders means Noteholders of the Existing DGL2 Notes.

DHCAL means Digicel Central America Holdings Limited.

Distribution Date means the date, following the Scheme Effective Date, on which DGL1 Scheme Consideration is distributed to DGL1 Scheme Creditors in accordance with the terms of the Scheme.

DL means Digicel Limited an exempted company incorporated under the laws of Bermuda with registration number 53898.

DL Noteholders means Noteholders of the Existing DL Notes.

DTC means The Depository Trust Company.

DTC Participant means the person recorded directly in the records of DTC as holding a Beneficial Interest in any Existing Notes in an account held with DTC, either for that person’s own account or on behalf of another person.

EEA means the European Economic Area.

Eligible Holders means “qualified institutional buyers” within the meaning of Rule 144A (“Rule 144A”) under the Securities Act or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act (“Regulation S”) and that are not acquiring any notes issued pursuant to the Tender Offers for the account or benefit of a U.S. person.

Exchange Notes means the Existing Notes, the Existing DGL2 Notes and the Existing DL Notes.

Excluded Claims means (i) Scheme Costs; (ii) Claims under or in connection with DGL1 Scheme Consideration; (iii) Claims in respect of rights created under the Scheme and/or which arise as a result of a failure by DGL1 or any party to the Scheme to comply with any terms of the Scheme from and after the Scheme Effective Date; and (iv) any Claims arising from or relating to fraud or dishonesty.

Existing Depository Nominee means Cede & Co as the entity in whose name the Existing Notes are registered and who acts as the depository and nominee for DTC with respect to the Existing Notes.

Existing DGL2 Notes means the Existing DGL2 2022 Notes and the Existing DGL2 2024 Notes.

Existing DGL2 2022 Notes means $937.1 million in aggregate principal amount of 8.250% Senior Notes due 2022 issued by DGL2.

Existing DGL2 2024 Notes means $993.0 million in aggregate principal amount of 9.125% Senior Cash Pay/PIK Notes due 2024 issued by DGL2.

Existing DL Notes means the Existing DL 2021 Notes and the Existing DL 2023 Notes.

Existing DL 2021 Notes means the $1.3 billion in aggregate principal amount of 6.00% Notes due 2021 issued by DL.

Existing DL 2023 Notes means the $925.0 million in aggregate principal amount of 6.75% Notes due 2023 issued by DL.

Existing Global Note Certificates means the global notes certificates representing the Existing Notes registered in the name of the Existing Depository Nominee.

Existing Notes means the 8.250% Senior Notes due 2022 issued by DGL1 pursuant to the Existing Notes Indenture.

Existing Notes Indenture means the indenture dated January 14, 2019, between DGL1 and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the Existing Notes were constituted and issued.

Existing Notes Trustee means Deutsche Bank Trust Company Americas in its capacity as indenture trustee, and in each other capacity for which it serves, under or in connection with the Existing Notes Indenture; provided that if the context requires only certain of the foregoing capacities, then only in such capacit(ies).

Existing Notes Trustee’s Fees and Expenses means the reasonable and documented compensation, fees, expenses, disbursements and indemnity claims, including without limitation, attorneys’ fees, expenses and disbursements, incurred by the Existing Notes Trustee in any and all capacities to the extent payable or reimbursable under the Existing Notes Indenture or related documents.

Explanatory Statement means this document along with all annexes and exhibits.

Financial Promotion Order means Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the UK, as amended.

Foreign Representatives means the Provisional Liquidators.

Founder Equity Contribution means a commitment by Denis O’Brien to cause Digicel Investments Limited, an entity controlled by him, to contribute $50.0 million in aggregate consideration comprised of $25.0 million in cash and the entirety of Onnut Ventures Limited’s ordinary share capital; and shareholder loans in exchange for 50 million common shares issued by DGL0.5, in the event that the Scheme is consummated.

FSMA means Financial Services and Markets Act 2000 of the UK, as amended.

Global Notes means the certificates representing the New DGL0.5 Secured Notes

Group means Digicel Group Limited and its subsidiaries.

Information Agent means Epiq Corporate Restructuring LLC.

Intermediary means a person who is not a DGL1 Noteholder but who holds a Beneficial Interest in the Existing Notes on behalf of another person or persons.

Instruction Packet means the Explanatory Statement, the form of Master Ballot, the form of Beneficial Holder Ballot and the Notice of the Scheme Meeting.

Instructions has the meaning given to that term in the Tender Offer Memorandum and includes, for the avoidance of doubt, the instruction appointing the Information Agent as lawful agent and attorney-in-fact for the purposes of appointing a proxy and submitting a vote in the Scheme.

KPMG IE means KPMG, an Irish partnership.

KPMG Liquidation Analysis Report means the report prepared by KPMG IE.

Latest Practicable Date means March 31, 2020.

Liability or Liabilities means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in Bermuda or any other jurisdiction, or in any manner whatsoever.

Lockup and Support Agreement means that certain lockup and support agreement dated as of April 1, 2020, between, inter alia, members of the Ad Hoc Group and the Company.

Longstop Time means September 1, 2020 at 5:00 pm (New York Time) or such later date and time agreed in writing by the Company and the Ad Hoc Group.

Master Ballot means the form of master ballot included in Appendix 2 (Instruction Packet) to the Explanatory Statement.

MiFID II means Directive 2014/65/EU of the European Union.

Minimum Participation Condition means the acceptances by more than 50% by value the relevant Noteholders in the relevant Tender Offer of the Tender Offer.

New DGL0.5 Indenture means the indenture to be entered into between DGL0.5 Limited and the New Notes Trustee pursuant to which the New DGL0.5 Secured Notes will be issued on terms substantially consistent with the description of notes contained in the Tender Offer Memorandum appended to the Explanatory Statement.

New DGL0.5 Secured Notes means the new DGL0.5 senior secured notes, which will be issued by DGL0.5 pursuant to the New DGL0.5 Indenture and will mature on April 1, 2024. Each New DGL0.5 Secured Notes will bear 8.0% cash interest per annum, payable semi-annually in arrears on each April 1 and October 1, beginning on the first date after the Settlement Date (as defined in the Tender Offer Memorandum). Cash interest will accrue from March 30, 2020. In addition, interest in addition to the cash interest shall be paid by issuing additional new DGL0.5 senior secured notes (rounded up to the nearest US$1.00) (“PIK Interest”). PIK Interest on the new DGL0.5 senior secured notes will accrue at a rate of 2.0% per annum from March 30, 2020. DGL0.5 may, at its option, pay 10.0% PIK Interest with no cash interest on the first two interest payments following the Settlement Date, as described in the description of notes of the Tender Offer Memorandum appended to the Explanatory Statement.

New DGL0.5 Secured Notes Collateral means the first-priority liens on (i) all share capital (including warrants to acquire shares) of Digicel Pacific Limited, (ii) all share capital (including warrants to acquire shares) of Digicel Limited, (iii) DGL0.5’s receivable under the Digicel (Central America) Group Limited Credit Facility and (iv) all share capital of Digicel (PNG) Limited owned by Digicel Pacific Limited.

New DGL0.5 Unsecured Notes means the new senior unsecured notes due 2025 to be issued by DGL0.5.

New Notes Trustee means Deutsche Bank Trust Company Americas as trustee for the New DGL0.5 Secured Notes.

Noteholder means the beneficial owner of and/or the person with the ultimate economic interest of any notes, whose interest in the relevant notes is held through and shown on records maintained in book entry form by DTC. A DTC Participant may also be a Noteholder.

Perpetual Convertible Notes means up to an aggregate principal amount of $50 million of newly issued 7.00% PIK Perpetual Convertible Notes to be issued by DGL0.5 pursuant to the Tender Offer promulgated by DGL2.

Personnel means, in relation to any person, its current and former officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals.

PJT means PJT Partners.

Pledge Agreement means that certain pledge agreement dated as of January 14, 2019, between the Company and the Existing Notes Trustee, pursuant to which the Company pledged its interest in, amongst other things, its shares in Digicel Pacific Limited and warrants in Digicel Holdings (Central America) Limited and its interests as creditor in the credit agreement originally dated as of December 22, 2008 (as amended and restated from time to time) between the Company and Digicel (Central America) Group Limited.

Practice Statement Letter means the letter dated April 28, 2020 sent to DGL1 Scheme Creditors by the Company in compliance with the Bermuda Court’s practice direction of October 9, 2007 in respect of schemes of arrangement under the Bermuda Companies Act.

PRIIPs Regulation means Regulation (EU) No 1286/2014 of the European Union.

Proceeding means any process, action, legal or other proceeding including any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security or other right.

Pro-Forma Balance Sheet means the pro-forma unaudited balance sheet for DGL0.5 illustrating the Asset Transfer, as appended to the Explanatory Statement and subject to the qualifications set out in Appendix 6.

Proposed Amendments means certain amendments to the Existing Notes Indenture which include eliminating certain of the covenants, restrictive provisions, events of default, collateral and security as further described in the Tender Offer Memorandum under the section entitled “The Proposed Amendments and Waiver Solicitations.”

Prospectus Regulation means Regulation (EU) 2017/1129 of the European Union

Provisional Liquidators means Michael Morrison and Charles Thresh of KPMG Advisory Limited and James Bennett of KPMG LLP, acting as joint provisional liquidators of the Company for the purposes of restructuring, appointed pursuant to an order of the Bermuda Court dated April 29, 2020.

Record Date means close of business on May 13, 2020 (New York Time).

Released Claim means any past, present and/or future Claim arising out of, relating to or in respect of: (i) the Existing Notes Indenture, (ii) the Existing Notes; (iii) the Scheme Claims and any of the facts and matters giving rise to the Scheme Claims; (iv) the Transfer Mechanics and Sale Documents (but excluding for the purposes of (iv) of this definition any Claims held by DGL0.5); and/or (v) all actions and/or decisions taken by any Released Person prior to the Scheme Effective Date in connection with the management and/or business of the Company, (but excluding any action and/or decision taken in connection with the management and/or business of any Affiliate of the Company) the preparation, negotiation, sanction or implementation of the Scheme, the Restructuring Documents and the Restructuring, and the execution and the carrying out of the steps and transactions contemplated therein in accordance with their terms, other than in each case, Excluded Claims.

Released Person means (i) the Company, (ii) the Existing Notes Trustee, (iii) the members of the Ad Hoc Group; (iv) the Provisional Liquidators, (v) with respect to each of the foregoing entities in clauses (i) through (iii), its Affiliates and Advisors, and with respect to each of the foregoing entities in clauses (i), (ii), (iii) and (v), each of their Personnel.

Restructured Group means DGL0.5 and its subsidiaries and Affiliates (but excluding Digicel Group Two Limited and Digicel Group Limited) following the consummation of the transactions contemplated by the Scheme and the Restructuring.

Restructuring means the restructuring of the Group’s debt and the recapitalisation of the Company as contemplated by the exchanges of the Existing DGL2 Notes and the Existing DL Notes pursuant to the respective Tender Offers for those securities (and any related scheme arrangement to implement such exchanges at a participation rate of 100%) and the Scheme.

Restructuring Documents means the New DGL0.5 Secured Notes, all security documents required to give effect to the New DGL0.5 Secured Notes Collateral, the New DGL0.5 Indenture, the Sale Documents (only to the extent the Section 101 Order is not received) and any other ancillary documents reasonably required to effectuate the terms of the Scheme.

Sale Documents means (i) the Omnibus Asset Transfer and Contribution Agreement between the Company and DGL0.5; (ii) the Repayment and Waiver Agreement between the Company and DGL0.5; (iii) Assignment of Warrants Agreement in respect of the Company’s warrants in Digicel Holdings Central America Limited delivered by the Company in favour of DGL0.5; (iv) an amendment and restated agreement in respect of the loan agreement between the Company and Digicel (Central America) Group Limited; and (v) any and all contracts, notices, resolutions or certificates to be executed by the Company to transfer all of the Company’s assets and Liabilities to DGL0.5.

Sanction Order means the order of the Court sanctioning the Scheme (with or without modification).

Scheme Claim means any Claim of a DGL1 Scheme Creditor against the Company arising directly or indirectly out of, in relation to and/or in connection with the Existing Notes, the Pledge Agreement and/or the Existing Notes Indenture, whether before, at or after the Record Date (provided that for voting purposes Scheme Claims shall be determined by reference to the principal amount of Existing Notes excluding any accrued interest or other amounts due pursuant to the Existing Notes or the Existing Notes Indenture), other than, in each case, Excluded Claims.

Scheme Condition means the requirement in each of the Tender Offers to obtain acceptances form 75% of offerees by value.

Scheme Costs means the Liability of the Company in respect of the fees, costs and expenses of the Advisors and the Existing Notes Trustee’s Fees and Expenses, which Liabilities are not subject to the arrangements and compromises to be effected by the Scheme.

Scheme Creditor Parties means, in respect of a DGL1 Scheme Creditor, each of its predecessors, successors, assigns, transferees, Affiliates and Personnel, in each case other than DGL0.5.

Scheme Effective Date means the date on which all Conditions Precedents have been satisfied.

Scheme Meeting means the meeting of the DGL1 Scheme Creditors to vote on the Scheme convened pursuant to an order of the Bermuda Court including any adjournments thereof.

Scheme Sanction Hearing means the hearing of the application by the Company for the sanctioning of the Scheme by the Bermuda Court.

Scheme Website means https://dm.epiq11.com/Digicel

SEC means the US Securities and Exchange Commission.

Section 101 Order means an order by the Bermuda Court pursuant to section 101 of the Companies Act (whether forming part of the Sanction Order or otherwise) pursuant to which the Asset Transfer shall occur.

Securities Act means U.S. Securities Act of 1933, as amended from time to time.

Tender Agent means Epiq Corporate Restructuring LLC.

Tender Offer Materials means all documentation and other materials accompanying a Tender Offer (whether transmitted electronically or in hard copy) including, without limitation, the relevant Tender Offer Memorandum, an eligibility letter and letter of transmittal.

Tender Offer Memorandum means the tender offer memorandum dated April 1, 2020 issued by the Company and DGL2 in connection with each of their respective Tender Offers.

Tender Offers means (i) the offer by the DGL0.5 to purchase any and all of the Existing Notes; (ii) the offer by DGL0.5 to purchase any and all of the Existing DGL2 Notes; (iii) the offer by DL to purchase any and all of the Existing DL Notes, in each case as set out (and in for the consideration described in), in the case of (i) and (ii) the Tender Offer Memorandum and in the case of (iii) as set out in the tender offer memorandum dated April 1, 2020 issued by DL; and “Tender Offer” means any one of the forgoing as the context admits.

Third Party Liabilities means any existing, identified and non-contingent liabilities of DGL1 as of the Scheme Effective Date that are not transferred pursuant to the Transfer Mechanics.

Transfer Mechanics means the steps described in Clause 7.1 of the Scheme.

UK means the United Kingdom.

U.S. Bankruptcy Code means title 11 of the Code of Laws of the United States of America.

U.S. Bankruptcy Court means the United States Bankruptcy Court for the Southern District of New York.

U.S. Bankruptcy Rules means the U.S. Federal Rules of Bankruptcy Procedure.

VOI means voluntary offer instruction number(s) listed on a nominee instruction form to submit Instructions to the Information Agent pursuant to the Tender Offer conducted by the Company.

Voting Instruction Deadline means 5:00 p.m. (New York Time) on May 28, 2020.

Weil means Weil, Gotshal & Manges LLP.

In this Explanatory Statement, unless the context otherwise requires or otherwise expressly provides:

(a)	references to a “person” include references to an individual partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(b)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(c)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

(d)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(e)	references to “$” are references to the lawful currency of the United States of America;

(f)	the words “include” and “including” are to be construed without limitation, general words introduced by the word “other” are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words are not to be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(g)	a company is a “subsidiary” of another company, its “holding company”, if that other company: (a) holds a majority of the voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or, if it is a subsidiary of a company that is itself a subsidiary of that other company; and

(h)	an “undertaking” means a body corporate or partnership; or an unincorporated association carrying on a trade or business, with our without a view to profit; and an undertaking is a parent undertaking in relation to another undertaking, a “subsidiary undertaking”, if: (a) it holds the majority of voting rights in the undertaking; (b) it is a member of the undertaking and has the right to appoint or remove a majority of its board of directors; (c) it has the right to exercise a dominant influence over the undertaking: (i) by virtue of provisions contained in the undertaking's articles; or (ii) by virtue of a control contract; or (d) it is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

APPENDIX 2

BALLOT PACKAGE

The Company is soliciting votes from the DGL1 Scheme Creditors in respect of the Scheme. This Ballot Package comprises:

1.	A “Master Ballot” (which includes a section for the appointment of a proxy) for use by the bank, broker, or other financial institution holding the Existing Notes “in street name” as record holder at DTC to convey and certify the beneficial holder’s vote; and

2.	A “Beneficial Holder Ballot” (which includes a section for the appointment of a proxy).

The term “Ballot” is used interchangeably below to refer to a Beneficial Holder Ballot or a Master Ballot as the context requires.

THIS EXPLANATORY STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

·	Please read the Explanatory Statement and the Scheme, and follow the instructions contained herein before completing your Ballot. Unless otherwise defined herein, capitalised terms used but not defined in this Instruction Packet have the same meanings as in the Explanatory Statement.

·	Please ensure that your Ballot is validly completed and submitted in accordance with the instructions set out therein, so that the relevant Master Ballot is submitted to the Information Agent by the Voting Instruction Deadline, being 5:00 p.m. (New York Time) on May 28, 2020.

·	Please note that each DGL1 Scheme Creditor may only to submit the Instructions or one Ballot in respect of the Scheme. If you have already submitted Instructions via the Tender Offer, you should not submit a Ballot.

·	The record date for all DGL1 Scheme Creditors is the Record Date, being close of business (New York City time) on May 13, 2020.

·	If you have not submitted Instructions through the Tender Offer and you wish to vote in the Scheme you must complete the relevant Ballot. Instructions will not be accepted through ATOP after the Record Date.

1.	General guidance

1.1	Introduction

(a)	These instructions have been prepared to assist DGL1 Scheme Creditors in completing the relevant Ballot.

(b)	Each of the Existing Notes Trustee and the Existing Depository Nominee has been directed by the Bermuda Court not to exercise any voting rights at the Scheme Meeting in respect of the Existing Notes.

(c)	The Information Agent has been appointed by the Company to facilitate communications with DGL1 Scheme Creditors concerning the Scheme.

1.2	Voting at the Scheme Meeting

(a)	Before the Scheme can be sanctioned by the Bermuda to become effective and binding on the Company and the DGL1 Scheme Creditors, a majority in number, representing at least 75% of the aggregate value of the Scheme Claims[1], of the DGL1 Scheme Creditors present and voting (whether in person or by proxy) at the following Scheme Meeting, must vote to approve the Scheme.

(b)	A DGL1 Scheme Creditor as of the Record Date will be entitled to vote at the Scheme Meeting provided it has submitted either a validly completed Ballot in accordance with the instructions in this Ballot Package or if a DGL1 Scheme Creditor has delivered the Instructions prior to the Record Date.

(c)	In respect of a DGL1 Scheme Creditor who has already submitted the Instructions as required by the terms of Tender Offer prior to the Record Date, no further action is required. DGL1 Noteholders who have validly submitted the Instructions have authorized the Tender Agent as their lawful agent and attorney-in-fact in respect of their Scheme Claims as DGL1 Scheme Creditors to take all necessary actions to vote in favour of the Scheme in accordance with the Instructions (because the Scheme is on substantially the same or better economic terms to the DGL1 Noteholders as those terms set forth in the Tender Offer Memorandum). In furtherance of this authorization, the Tender Agent will, on behalf of those Existing Notes it has received Instructions for, complete and execute the Agent Master Ballot appointing the Chairman of the Scheme Meeting as proxy for in respect of the Scheme Claims represented by such Existing Notes with authority to vote such Scheme Claims in favour of the Scheme.

(d)	The Scheme Meeting shall be held at the 8:00 a.m. (New York Time) / 9:00 a.m. (Bermuda Time) via conference call using the following details: +1 917-933-2314 (US), +44 20 3787 4277 (UK), Conference ID: 569 450 771# on June 1, 2020.

(e)	Formal notice of the Scheme Meeting is set out at Appendix 3 (Notice of Scheme Meeting) to this Explanatory Statement.

(f)	The dates referred to in paragraph 1.2(d) above assume that the Scheme Meeting will not be adjourned or delayed.

1.3	Process and Deadline for Voting at the Scheme Meeting

1 Which for the purposes of voting are determined by reference to the principal amount of the Existing Notes (excluding any accrued interest or other amounts due pursuant to the Existing Notes or the Existing Notes Indenture).

(a)	Voting on the Scheme will take place at the Scheme Meeting by DGL1 Scheme Creditors appearing in person, by a duly authorised representative or by proxy as explained in more detail in Section 2 (DGL1 Scheme Creditors) below.

(b)	If Instructions have not already been delivered pursuant to the Tender Offer, then DGL1 Scheme Creditors must complete and submit Ballots to the Information Agent, by the Voting Instruction Deadline. If a DGL1 Noteholder has not already submitted Instructions and is not a DTC Participant, it must ensure that it submits its voting instructions, votes and elections to its DTC Participant (and any intermediary Intermediaries) sufficiently before the Voting Instruction Deadline to enable its DTC Participant to complete and submit the Ballot to the Information Agent by the Voting Instruction Deadline.

(c)	The Company may amend this Ballot Package at any time before the Voting Instruction Deadline. The Company may also extend the Voting Instruction Deadline. DGL1 Scheme Creditors will receive notice of any such extension as promptly as practicable.

(d)	Notwithstanding any other provision of the Explanatory Statement of which this Ballot Package forms part, the Chairman of the Scheme Meeting will be entitled to permit or reject, at his sole discretion, a person to vote at the Scheme Meeting in accordance with a validly completed and submitted Ballot that is submitted after the Voting Instruction Deadline.

(e)	For the avoidance of doubt, each DGL1 Scheme Creditor as of the Record Date is, subject to the terms of the Scheme and in accordance with any order of the Bermuda Court, permitted to (i) attend and vote at the Scheme Meeting in person or by a duly authorised representative, if a corporation, (ii) (provided the DGL1 Scheme Creditor has submitted a Ballot rather than the Instructions) to appoint the Chairman as its proxy and to instruct the Chairman to cast a vote on behalf of such DGL1 Scheme Creditor and whether to instruct the Chairman to vote in accordance with the wishes of such DGL1 Scheme Creditor or (iii) (provided the DGL1 Scheme Creditor has submitted a Ballot rather than the Instructions) to appoint someone else as its proxy to attend and vote at the Scheme Meeting in person on its behalf and whether to instruct such proxy to cast a vote in accordance with the wishes of such DGL1 Scheme Creditor. Any DGL1 Scheme Creditor or its proxy attending the Scheme Meeting in person must provide: (i) a duplicate copy of the validly completed Ballot (in any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes as of the Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to DGL1@kpmg.bm no later than thirty minutes before the scheduled time of the Scheme Meeting for the purposes of registering their attendance at the Scheme Meeting.

1.4	Assessment of Scheme Claims for Voting Purposes

(a)	The amount of the Scheme Claims of each DGL1 Scheme Creditor who submits a valid Ballot or Instructions (as applicable), will be calculated for voting purposes as of the Record Date based on information confidentially provided to the Company by the Information Agent, which shall include any documents or information provided by each DGL1 Scheme Creditor in support of its Scheme Claims. This information will be used by the Chairman to determine whether each resolution is validly passed at the Scheme Meeting.

(b)	Scheme Claims will be assessed as the principal amount of Existing Notes held by each DGL1 Scheme Creditor, excluding any accrued interest or other amounts due pursuant to the Existing Notes or the Existing Notes Indenture.

1.5	Transfers / Assignments after the Record Date

(a)	Neither the Company nor the Information Agent shall recognise any sale, assignment or of any Scheme Claim after the Record Date for the purposes of determining entitlement to attend and vote at the Scheme Meeting.

(b)	All distributions of DGL1 Scheme Consideration shall be made to DGL1 Scheme Creditors in accordance with the Scheme irrespective of any sale, assignment or of any Scheme Claim after the Record Date.

(c)	A transferee of an economic, beneficial or proprietary interest in the Existing Notes after the Record Date will be bound by the terms of the Scheme in the event that it becomes effective, and any Existing Notes to which such transferee is entitled will be cancelled on the Scheme Effective Date in accordance with the terms of the Scheme.

2.	DGL1 Scheme Creditors

2.1	General

(a)	Each DGL1 Scheme Creditor who is entitled to vote and has not submitted the Instructions and wishes to vote by Ballot must either

(i)	validly complete and submit the relevant Ballot in accordance with these instructions and the instructions contained therein;

(ii)	indicate its decision to either vote for or against each of the Scheme; and

(iii)	sign and return the Ballot to the Information Agent in accordance with the instructions contained in this Instruction Packet and the relevant Ballot.

2.2	Each DGL1 Scheme Creditor who is entitled to vote and that wishes to vote at the Scheme Meeting other than by attending in person will be required to do the following:

DGL1 Noteholders Not Holding Existing Notes in Their Name at DTC

(a)	Return a signed and completed Beneficial Holder Ballot (with instructions for the Chairman to vote on the beneficial holder’s behalf at the Scheme Meeting) to the applicable Intermediary with sufficient time for the Intermediary (if it is not a DTC Participant) to forward the Beneficial Holder Ballot to its DTC Participant or (if the Intermediary is a DTC Participant) to incorporate the vote on a Master Ballot and to submit the Master Ballot to the Information Agent so that it is actually received by the Information Agent by 5:00 pm (New York Time) on May 28, 2020 (the “Voting Instruction Deadline”).

DGL1 Noteholders Holding Existing Notes in Their Name at DTC

(b)	A DGL1 Noteholder who has not already validly tendered their Existing Notes in the Tender Offer and who is as a record holder in DTC in its own name should vote on the Scheme by completing and signing a Beneficial Holder Ballot and returning it directly to the Information Agent as described in the Beneficial Holder Ballot.

Intermediaries and DTC Participants

(c)	An Intermediary that, on the Record Date, is the record holder of the Existing Notes for one or more DGL1 Noteholder can obtain the votes of the DGL1 Noteholders of such Existing Notes, consistent with customary practices for obtaining the votes of securities held in “street name,” by forwarding to the DGL1 Noteholders the unsigned Beneficial Holder Ballots, together with this Explanatory Statement. Each such DGL1 Noteholder must then indicate his, her, or its vote on the

Beneficial Holder Ballot, complete the information requested on the Beneficial Holder Ballot, review the certifications contained on the Beneficial Holder Ballot, execute the Beneficial Holder Ballot, and return the Beneficial Holder Ballot to the Intermediary. After collecting the Beneficial Holder Ballots, the Intermediary should, either (i) if it is a DTC Participant, complete a Master Ballot compiling the votes and other information from the Beneficial Holder Ballots, execute the Master Ballot, and deliver the Master Ballot to the Information Agent so that it is ACTUALLY RECEIVED by the Information Agent on or before the Voting Instruction Deadline; or (ii) if it is not a DTC Participant, immediately forward all Beneficial Holder Ballots to its DTC Participant. All Beneficial Holder Ballots returned by DGL1 Noteholders should either be forwarded to the Information Agent (along with the Master Ballot) or retained by DTC Participants for inspection for at least one year from the Voting Instruction Deadline;

For the avoidance of doubt, Intermediaries are authorized to collect votes and proxies from their beneficial holder clients in accordance with their customary practices, including the use of a “voting instruction form” in lieu of (or in addition to) a Beneficial Holder Ballot, as well as collecting votes from DGL1 Noteholders through online voting, by phone, facsimile, or other electronic means.

EACH INTERMEDIARY SHOULD ADVISE ITS DGL1 NOTEHOLDERS TO RETURN THEIR BENEFICIAL HOLDER BALLOTS TO THE INTERMEDIARY BY A DATE CALCULATED BY THE INTERMEDIARY OR THE INTERMEDIARY’S DTC PARTICIPANT (AS THE CASE MAY BE) TO ALLOW IT TO PREPARE AND RETURN THE MASTER BALLOT TO THE INFORMATION AGENT SO THAT IT IS RECEIVED BY THE INFORMATION AGENT ON OR BEFORE THE VOTING INSTRUCTION DEADLINE.

Instructions for Voting by Proxy

(a)	If you have already delivered Instructions pursuant to the Tender Offer, you may not vote by proxy using the Ballot. In addition if you have already delivered the Instructions but prior to the Record Date you acquire additional Existing Notes and wish to vote the Scheme Claims under the additional Existing Notes by Ballot, you will be required to disclose in your Ballot the amount of such Existing Notes you have delivered Instructions for and the relevant VOI in respect of such Existing Notes, so as to avoid double counting DGL1 Noteholders for numerosity purposes.

(b)	Each Ballot contains a section for the appointment of a proxy. DGL1 Scheme Creditors should read the language on the Ballot pertaining to the appointment of a proxy carefully and follow the instructions contained therein if they wish to vote by proxy.

(c)	Each DGL1 Scheme Creditor intending to vote by proxy must check the appropriate box on the Ballot appointing the Chairman as its proxy for the Scheme Meeting or, alternatively, nominate an individual other than the Chairman (as applicable) in accordance with the instructions included on the Ballot. The DGL1 Scheme Creditor is then required to submit the completed Ballot in accordance with the instructions provided so that the Ballot or Master Ballot (as applicable), including the proxy, is actually received by the Information Agent by no later than the Voting Instruction Deadline.

(d)	The appointment of a proxy will not preclude a DGL1 Scheme Creditor entitled to vote from attending and voting in person at the Scheme Meeting should it so wish. In the event that a DGL1 Scheme Creditor votes in person at the Scheme Meeting, any returned Ballot with the vote and proxy included therein will be deemed to have been revoked for the Scheme Meeting. A DGL1 Scheme Creditor intending to vote in person must provide: (i) a duplicate copy of the validly completed Ballot (in any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes as of the Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to DGL1@kpmg.bm no later than thirty minutes before the scheduled time of the Scheme Meeting for the purposes of registering a DGL1 Noteholder’s attendance at the Scheme Meeting.

Even if you do not appoint a proxy and you do not attend and vote at the Scheme Meeting, you will still be bound by the outcome of the Scheme Meeting. You are therefore strongly encouraged to attend and vote at the Scheme Meeting in person or by proxy if you have not previously delivered the Instructions prior to the Record Date.

Form of Master Ballot

IN THE SUPREME COURT OF BERMUDA

COMPANIES (WINDING UP)

2020: No.

IN THE MATTER OF DIGICEL GROUP ONE LIMITED

(IN PROVISIONAL LIQUIDATION)

AND

IN THE MATTER OF THE COMPANIES ACT 1981

$1,000,000,000 8.250% Senior Notes due 2022, issued by the Company

CUSIP/ISIN: 25382DAA4 / US25382DAA46;

G27634AA5 / USG27634AA56

(the “Existing Notes”)

MASTER BALLOT FOR DTC PARTICIPANTS OF

BENEFICIAL HOLDERS OF SCHEME CLAIMS

______________________________________________________________________________

PLEASE READ AND FOLLOW THE ENCLOSED INSTRUCTIONS FOR COMPLETING THIS MASTER BALLOT CAREFULLY BEFORE COMPLETING THIS MASTER BALLOT.

THIS MASTER BALLOT MUST BE COMPLETED, EXECUTED AND RETURNED SO THAT IT IS ACTUALLY RECEIVED BY EPIQ CORPORATE RESTRUCTURING LLC (THE “INFORMATION AGENT”) ON OR BEFORE 5:00 P.M. NEW YORK TIME ON MAY 28, 2020 (THE “VOTING INSTRUCTION DEADLINE”)

THIS MASTER BALLOT SHOULD ONLY BE COMPLETED WHERE THE DTC PARTICIPANT HAS NOT, EITHER ON THEIR OWN ACCOUNT OR ON BEHALF OF BENEFICIAL HOLDERS OF THE EXISTING NOTES DELIVERED INSTRUCTIONS VIA THE TENDER OFFER.

IF YOU HAVE PREVIOUSLY DELIVERED INSTRUCTIONS BUT HAVE SUBSEQUENTLY ACQUIRED EXISTING NOTES THAT YOU WISH TO VOTE USING THIS BALLOT, YOU ARE REQUIRED TO DISCLOSE YOUR VOI TO AVOID DOUBLE COUNTING FOR NUMEROSITY PURPOSES.

_____________________________________________________________________________________________

Digicel Group One Limited, ( “DGL1” or the “Company”) is soliciting votes with respect a scheme of arrangement (the “Scheme”) to be implemented under Bermuda law in parallel with a Tender Offer commenced by DGL1.

You have been provided with this Ballot as part of the Instruction Packet which contains an explanatory statement (“Explanatory Statement”) relating to the Scheme. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Explanatory Statement. YOU ARE ENCOURAGED TO READ THE MATERIALS CONTAINED IN THE INSTRUCTION PACKAGE IN FULL. The Scheme, if implemented will materially affect the rights of holders of the Existing Notes.

This Master Ballot is being sent to you because the Company’s records indicate that, as of the Record Date (the close of business on May 13, 2020), you are a bank, brokerage firm, or the agent thereof (each, a “DTC Participant”) of one or more beneficial holders (collectively, the “DGL1 Noteholders”) or their Intermediaries of the Existing Notes.

As a DTC Participant, you are required to deliver an Instruction Packet, including a Beneficial Holder Ballot, to each DGL1 Noteholder for whom you hold Existing Notes that were not tendered in the Tender Offer as of the Record Date and take any action required to enable such DGL1 Noteholder to timely vote its Scheme Claim by appointing a proxy to vote on its behalf at the Scheme Meeting. If you are collecting proxy elections and votes through Beneficial Holder Ballots, you should include in each Instruction Packet a return envelope addressed to you or other means of submitting a Beneficial Holder Ballot to you. If you are collecting proxy elections and votes through a voter information forms (“VIF”), e-mail, or other customary means in lieu of a Beneficial Holder Ballot, you should include in each Instruction Packet clear instructions to your DGL1 Noteholder clients on how to submit their proxy election and vote. With respect to any proxy elections and votes returned to you, you must (1) execute this Master Ballot so as to reflect the instructions given to you as set forth in the Beneficial Holder Ballots by the DGL1 Noteholder (or their Intermediaries) for whom you hold Existing Notes and (2) forward this Master Ballot to the Information Agent in accordance with the instructions accompanying this Master Ballot.

If you have not tendered your Existing Notes pursuant to the Tender Offer and you are both the DGL1 Noteholder and DTC Participant for the same Existing Notes and you wish to vote such Existing Notes, you MUST complete a Master Ballot and return it to the Information Agent prior to the Voting Instruction Deadline.

Your rights are described in the Explanatory Statement, which includes the Scheme. If have any questions regarding any of the contents of the Instruction Package, you may contact the Information Agent by: (1) visiting the Scheme Website at https://dm.epiq11.com/Digicel; or (2) writing to the Company, c/o Epiq Corporate Restructuring LLC, at tabulation@epiqglobal.com or (3) by calling +1 (646) 282-2500 and asking to speak with a member of the Solicitation Group.

This Master Ballot may not be used for any purpose other than to submit DGL1 Noteholder appointments of proxies to cast votes to accept or reject the Scheme. If you believe you have received this Master Ballot in error, or if you believe that you have received the wrong Ballot, please contact the Information Agent immediately at the address, email address, or telephone numbers set forth above.

If the Information Agent does not actually receive this Master Ballot on or before the
Voting Instruction Deadline, which is 5:00 p.m. New York Time on May 28, 2020, then the DGL1 Noteholders’ proxy elections and votes transmitted on such Master Ballot will NOT be counted, unless the relevant DGL1 Noteholder (or you as their DTC Participant) attend the Scheme Meeting in person.

Before completing this Master Ballot, please read and follow the enclosed “Instructions for Completing this Master Ballot” carefully to ensure that you complete, execute and return this Master Ballot properly.

Item 1.	Certification of Authority to Vote.

The undersigned hereby certifies that, as of the Record Date (the close of business on May 13, 2020), that it has not previously delivered Instructions pursuant to the Tender Offer in respect of any Existing Notes via the Tender Offer and (please check the applicable box:

❑	is a DTC Participant for the DGL1 Noteholder (and their respective Intermediaries (if any)) of the aggregate principal amount of Existing Notes listed in Item 3 below and is the registered holder of the Scheme Claims represented by any such Existing Notes; or

❑	is acting under a power of attorney and/or agency agreement (a copy of which will be provided upon request) granted by a DTC Participant that is the registered holder of the aggregate principal amount of Existing Notes listed in Item 3 below; or

❑	has been granted a proxy (an original of which is annexed hereto) from (1) a Intermediary or (2) a DGL1 Noteholder, that is the registered holder of the aggregate amount of the Existing Notes listed in Item 3 below;

and, accordingly, has full power and authority to appoint a proxy on behalf of the DGL1 Noteholders of the Scheme Claims described in Item 3 below to attend the Scheme Meeting and vote the relevant Scheme Claims in the manner indicated in this Master Ballot.

If you have previously delivered Instructions in respect of any Existing Notes via the Tender Offer but have subsequently acquired additional Existing Notes that have not yet been tendered by the Record Date, you will not be able to make the above certification. Please contact the Information Agent for further instructions.

Item 2A.	DGL1 Noteholders Who Appointed Chairman as Proxy.

For your DGL1 Noteholder clients that appointed the Chairman as their proxy in Item 2 of the Beneficial Holder Ballot, please indicate those beneficial holders’ votes on the Scheme.

Your Customer Account Number for Each Beneficial Holder of Scheme Claims	[2]Amount Voting to ACCEPT the Scheme	Amount Voting to REJECT the Scheme
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

2 In each case, insert principal amount of Existing Notes

Item 2B.	DGL1 Noteholders Who Appointed Proxy Other Than the Chairman

For your DGL1 Noteholder clients that appointed someone other than the Chairman as their proxy in Item 2 of the Beneficial Holder Ballot, please certify below the account number of each applicable DGL1 Noteholder (or that of their Intermediaries), the name and contact information for the proxy appointed by the DGL1 Noteholder, and the DGL1 Noteholder’s vote on the Scheme. The undersigned certifies that the below DGL1 Noteholder who holds Scheme Claims or their Intermediaries (as identified by their respective customer account numbers) have delivered to the undersigned, as DTC Participant, Beneficial Holder Ballots on behalf of the DGL1 Noteholders or other customary and acceptable forms for conveying proxy elections and votes.

Please further note: (1) each account of a DGL1 Noteholder (or their Intermediary) must vote all such DGL1 Noteholder’s Scheme Claims to accept or reject the Scheme and may not split such vote; and (2) do not count any DGL1 Noteholder Ballot executed by the DGL1 Noteholder that does not indicate an acceptance or rejection of the Scheme or that indicates both an acceptance and a rejection of the Scheme.

If you need more than the five (5) rows below to record instances where your DGL1 Noteholder clients (or their Intermediaries) appointed someone other than the Chairman as their proxy, please make additional copies of the chart below.

Your Customer Account Number for Each Beneficial Holder (or their Intermediaries) of Scheme Claims	Proxy Information	[1]Amount Voting to ACCEPT the Scheme	Amount Voting to REJECT the Scheme	Amount Voting on the Scheme at the DISCRETION of the proxy

Name:____________________________________________

Street Address:_____________________________________

Street Address:_____________________________________

City, State, Zip:____________________________________

Country:__________________________________________

Tel. No.:__________________________________________

E-Mail Address:____________________________________

		$	$	$

1 In each case, insert principal amount of Existing Notes

Item 3.	Certification as to Transcription of Information from Item 4 of the Beneficial Holder Ballots as to Scheme Claims Voted Through Other Beneficial Holder Ballots.

The undersigned certifies that it has transcribed in the following table the information, if any, provided by DGL1 Noteholder in Item 4 of each of the DGL1 Noteholder’s original Beneficial Holder Ballots, identifying any Scheme Claims for which such DGL1 Noteholder have submitted other Beneficial Holder Ballots other than to the undersigned:

Your Customer Account Number for Each DGL1 Noteholder of Scheme Claims	TRANSCRIBE FROM ITEM 4 OF THE Beneficial Holder BALLOTS:
	Account Number or VOI Number[2]	Name of DTC Participant	[3]Amount of Other Scheme Claims
1.			$
2.			$
3.			$
4.			$
5.			$
6.			$
7.			$

8.	$
9.	$
10.	$

2 If a VOI Number is included, then only Your Account Number and the VOI Number are needed in the particular row.

3 Insert principal amount of Existing Notes

Item 4.	Certification.

By signing this Master Ballot, the undersigned certifies to the Company that:

(a)	it has received a copy of the Instruction Packet and has delivered the same to the DGL1 Noteholder listed on the Beneficial Holder Ballots;

(b)	it has received a completed and signed Beneficial Holder Ballot (or otherwise accepted and customary form for the conveyance of a vote) from each DGL1 Noteholder listed in Item 3 of this Master Ballot;

(c)	it is the DTC Participant of the Existing Notes being voted;

(d)	it has been authorized by each such DGL1 Noteholder to appoint a proxy and direct the proxy to vote on the Scheme;

(e)	it has properly disclosed:

(A)	the number of DGL1 Noteholders who completed Beneficial Holder Ballots;

(B)	the respective amounts of the Existing Notes owned, as the case may be, by each DGL1 Noteholder who completed a Beneficial Holder Ballot;

(C)	each such DGL1 Noteholder’s respective proxy appointment and direction to vote concerning the Scheme;

(D)	each such DGL1 Noteholder’s certification as to other Scheme Claims voted; and

(E)	the customer account or other identification number for each such DGL1 Noteholder; and

(F)	any Existing Note VOIs that it has received prior to the Record Date;

(f)	each such DGL1 Noteholder has certified to the undersigned that it is eligible to vote on the Scheme and that it is a DGL1 Scheme Creditor and it has not otherwise submitted Instructions via the Tender Offer; and

(g)	it will maintain Beneficial Holder Ballots and evidence of separate transactions returned by DGL1 Noteholder (whether properly completed or defective) for at least one year after the Scheme Effective Date and disclose all such information to the Company, if so ordered.

Name of DTC Participant:
(Print or Type)
Participant Number:
Name of Proxy Holder or Agent:
(Print or Type)
Social Security or Federal Tax Identification Number:
Signature:
Name of Signatory:
(If other than Intermediary)
Title:
Address:

Date Completed:

PLEASE COMPLETE, SIGN, AND DATE THIS MASTER BALLOT AND RETURN IT PROMPTLY VIA EMAIL TO:

EPIQ Corporate Restructuring LLC Email: tabulation@epiqglobal.com Telephone: +1 (646) 282-2500

If the Information Agent does not actually receive THIS MASTER BALLOT on or before 5:00 p.m. (new york time) on may 28, 2020. the relevant dgl1 scheme creditor’s vote will not be counted , unless the relevant DGL1 NOTEHOLDER (or you as their nominee) attendS the Scheme Meeting in person OR INSTRUCTIONS ARE SUBMITTED VIA THE TENDER OFFER.

MASTER PROXIES MAY BE SUBMITTED BY EMAIL TO: tabulation@epiqglobal.com

MASTER PROXIES SENT BY FACSIMILE OR TELECOPY WILL NOT BE ACCEPTED.

DTC Participants

INSTRUCTIONS FOR COMPLETING THIS MASTER BALLOT

1.	The Company is soliciting the votes of DGL1 Scheme Creditors with respect to the Scheme. Capitalized terms used in the Master Ballot or in these instructions (the “Master Ballot Instructions”) but not otherwise defined therein or herein shall have the meaning set forth in the Explanatory Statement, a copy of which also accompanies the Master Ballot.

2.	the following procedures will not apply TO ANY DGL1 NOTEHOLDERS THAT have delivered theIR instructions VIA the tender offer PRIOR TO THE RECORD DATE on either your own behalf or on behalf of any dgl1 noteholder.

3.	You must distribute Instruction Packet(s), including Beneficial Holders Ballots, to each DGL1 Noteholder (and their INTERMEDIARIES) of existing Notes as of the Record Date and take any action required to enable each such DGL1 NOTEHOLDER to timely vote their Scheme Claims, provided they have not deliver instructions prior to the record date

4.	If it is your standard and accepted practice to collect proxy elections and votes from your Beneficial Holder clients by VIF, e-mail, online voting, facsimile, telephone, or other customary methods, you may employ those methods to collect the proxy elections and votes on the Scheme in lieu of a Beneficial Holder Ballot.

5.	If you are both the DGL1 noteholder and DTC PARTICIPANT of any principal amount of the EXISTING Notes and you wish to vote any Scheme Claims on account thereof, then you MUST complete and execute an individual Beneficial Holder Ballot and return the same to the Information Agent in accordance with these instructions and the instructions attached to such Beneficial Holder Ballot, OR DELIVER THE INSTRUCTIONS VIA THE TENDER OFFER.

6.	If you DO NOT HOLD THE EXISTING NOTES FOR YOUR OWN ACCOUNT, you must:

i.	immediately forward the Instruction Packet(s) sent to you by the Information Agent to each DGL1 Noteholder (or their Intermediary) for voting, including: (a) the Beneficial Holder Ballot; (b) a return envelope addressed to you; and (c) clear instructions stating that DGL1 Noteholders must return their Beneficial Holder Ballot directly to you so that it is actually received by you with enough time for you to prepare the Master Ballot in accordance with paragraph (ii) directly below and return the Master Ballot to the Information Agent so it is actually received by the Information Agent on or before the Voting Instruction Deadline; and

ii.	upon receipt of completed, executed Beneficial Holder Ballots returned to you by a DGL1 Noteholder you must:

➢	check the appropriate box in Item 1 of the Master ballot;

➢	compile and validate the votes, elections, and other relevant information of each such DGL1 Noteholder in Item 2A and Item 2B of the Master BALLOT using the customer account number or other identification number assigned by you to each such Beneficial Holder;

➢	compile the information of each such DGL1 Noteholder in Item 3 of the Master BALLOT using the customer account number or other identification number assigned to each such DGL1 Noteholder;

➢	Read and acknowledge the certifications in Item 4 by executing Item 4 and providing all information requested in Item 4;

➢	transmit such Master BALLOT to the Information Agent on or before the Voting Instruction Deadline; and

➢	retain such Beneficial Holder Ballots in your files for a period of at least one year after the Effective Date of the Scheme (as you may be ordered to produce the Beneficial Holder Ballots to the Company).[1]

7.	If a Master BALLOT is received after the Voting Instruction Deadline, unless you or the relevant DGL1 Noteholder attends the Scheme Meeting in person, the relevant Scheme Claims will not be voted. Additionally, the following Master Proxies (and therefore Beneficial Holder Ballots reflected thereon) will NOT be counted:

➢	any Master Ballot that is illegible or contains insufficient information to permit the identification of the claimant;

➢	any Master Ballot cast by a person or entity that does not hold a Scheme Claim;

➢	any Master Ballot that is properly completed, executed and timely filed, but does not indicate an appointment of a Proxy;

➢	any Master Ballot submitted by facsimile or telecopy;

➢	any unsigned Master Ballot;

➢	any Master Ballot sent to the Company, the Company’s agents/representatives (other than the Information Agent), any indenture trustee, or the Company’s financial or legal advisors; and/or

1 If you collected proxy elections and votes through a customary method in lieu of a Beneficial Holder Ballot, you are obligated to preserve such communication conveying the proxy election and vote for one year after the Scheme Effective Date

➢	any Master Ballot not cast in accordance with the procedures set forth in the Explanatory Statement as approved by the Bermuda Court.

8.	Any Ballot returned to you by a DGL1 Noteholder WHO ALSO HOLDS a Scheme Claim shall not be counted for purposes of accepting or rejecting the Scheme until you properly complete and deliver to the Information Agent a Master Ballot that appoints a Proxy and reflects the vote of such DGL1 Noteholder on or before the Voting instruction Deadline or otherwise validate the Beneficial Holder Ballot in a manner acceptable to the Information Agent.

9.	The method of delivery of Master Proxies to the Information Agent is at the election and risk of each dtc participant. Except as otherwise provided herein, such delivery will be deemed made only when the Information Agent actually receives THE EXECUTED MASTER BALLOT. PLEASE SUBMIT THE MASTER BALLOT VIA EMAIL IN ACCORDANCE WITH THE INSTRUCTIONS FOR DELIVERY.

10.	If multiple Master Proxies are received from the same DTC PARTICIPANT with respect to the same Beneficial Holder Ballot belonging to a DGL1 Noteholder of a Scheme Claim prior to the Voting INSTRUCTION Deadline, the last Master Ballot timely received will supersede and revoke any earlier received Master Proxies. If you receive more than one Beneficial Holder Ballot from the same DGL1 Noteholder, the latest dated Beneficial Holder Ballot you receive before you submit the Master Ballot shall be deemed to supersede any prior Beneficial Holder Ballots submitted by such DGL1 Noteholder and you should complete the Master Ballot accordingly.

11.	The Master Ballot is not a letter of transmittal and may not be used for any purpose other than to appoint a Proxy to vote at the Scheme Meeting. Accordingly, at this time, Holders of Scheme Claims should not surrender certificates or instruments representing or evidencing their Scheme Claims and you should not accept delivery of any such certificates or instruments surrendered together with a Beneficial Holder Ballot.

12.	This Master Ballot does not constitute, and shall not be deemed to be, (a) a proof of a Scheme Claim or (b) an assertion or admission of a Scheme Claim.

13.	Please be sure to properly execute your Master Ballot. You must: (a) sign and date your Master Ballot; (b) if applicable, indicate that you are signing a Master Ballot in your capacity as a trustee, executor, administrator, guardian, attorney in fact, officer of a corporation or otherwise acting in a fiduciary or representative capacity and, if required or requested by the Information Agent or the Company, submit proper evidence to the requesting party to so act on behalf of such DGL1 Noteholder.

14.	No fees or commissions or other remuneration will be payable to any Intermediary for soliciting Beneficial Holder Ballots. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the Beneficial Holder Ballots and other enclosed materials to your customers.

PLEASE SUBMIT YOUR MASTER ballot PROMPTLY!

IF YOU HAVE ANY QUESTIONS REGARDING THIS MASTER BALLOT
OR THE VOTING INSTRUCTIONS OR PROCEDURES, PLEASE CONTACT

THE INFORMATION AGENT AT+1 (646) 282-2500

Or

via email: tabulation@epiqglobal.com

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU
OR ANY OTHER ENTITY THE AGENT OF THE COMPANY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER ENTITY TO USE ANY DOCUMENT OR MAKE
ANY STATEMENTS ON BEHALF OF THE COMPANY WITH RESPECT TO THE SCHEME.

IF THE INFORMATION AGENT DOES NOT ACTUALLY RECEIVE THIS MASTER BALLOT ON OR BEFORE THE VOTING INSTRUCTION DEADLINE, WHICH IS 5:00 P.M. NEW YORK TIME ON MAY 28, 2020, THEN THE VOTES TRANSMITTED THEREBY WILL NOT BE COUNTED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, REGARDING THE COMPANY OR THE SCHEME, OTHER THAN WHAT IS CONTAINED IN THE INSTRUCTION PACKET MAILED HEREWITH.

FORM OF BENEFICIAL HOLDER BALLOT

IN THE SUPREME COURT OF BERMUDA

COMPANIES (WINDING UP)

2020: No.

IN THE MATTER OF DIGICEL GROUP ONE LIMITED

(IN PROVISIONAL LIQUIDATION)

AND

IN THE MATTER OF THE COMPANIES ACT 1981

$1,000,000,000 8.250% Senior Notes due 2022, issued by the Company

CUSIP/ISIN: 25382DAA4 / US25382DAA46;

G27634AA5 / USG27634AA56

(the “Existing Notes”)

BENEFICIAL HOLDER BALLOT

IN RESPECT OF A CREDITORS’ SCHEME OF ARRANGEMENT

IF YOU ARE A DGL1 NOTEHOLDER, AS OF MAY 13, 2020
(THE “RECORD DATE”), PLEASE READ AND FOLLOW THE ENCLOSED INSTRUCTIONS FOR COMPLETING THIS BENEFICIAL HOLDER BALLOT CAREFULLY BEFORE COMPLETING THIS BALLOT.

THIS BALLOT SHOULD ONLY BE COMPLETED WHERE YOU HAVE NOT CAUSED YOUR RESPECTIVE INTERMEDIARIES AND/OR DTC PARTICIPANTS TO SUBMIT INSTRUCTIONS VIA THE TENDER OFFER.

IN ORDER FOR YOUR PROXY ELECTION AND VOTE TO BE COUNTED, SUCH PROXY ELECTION AND VOTE MUST BE INCLUDED ON A MASTER BALLOT THAT IS COMPLETED, EXECUTED AND RETURNED SO AS TO BE
ACTUALLY RECEIVED BY EPIQ CORPORATE RESTRUCTURING LLC (THE “INFORMATION AGENT”)
ON OR BEFORE 5:00 P.M. NEW YORK TIME ON MAY 28, 2020
(THE “VOTING INSTRUCTION DEADLINE”) IN ACCORDANCE WITH THE FOLLOWING:

IF YOU RECEIVED A RETURN ENVELOPE ADDRESSED TO YOUR INTERMEDIARY OWNER:2

YOU MUST RETURN THIS BENEFICIAL HOLDER BALLOT TO YOUR INTERMEDIARY (OR OTHERWISE CONVEY YOUR PROXY ELECTION AND VOTE TO YOUR INTERMEDIARY IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED BY YOUR INTERMEDIARY) IN SUFFICIENT TIME TO PERMIT YOUR INTERMEDIARY TO DELIVER YOUR PROXY ELECTION AND VOTE TO THE INFORMATION AGENT SO IT IS ACTUALLY RECEIVED ON OR BEFORE THE VOTING INSTRUCTION DEADLINE. PLEASE FOLLOW THE INSTRUCTIONS OF YOUR INTERMEDIARY TO RETURN YOUR PROXY ELECTION AND VOTE ON THE SCHEME.

2 “Intermediary” means the bank, brokerage firm, or the agent thereof as the entity through which you hold interests in your Existing Notes.

Digicel Group One Limited, ( “DGL1” or the “Company”) is soliciting votes with respect a scheme of arrangement (the “Scheme”) implemented under Bermuda law in parallel with a Tender Offer commenced by DGL1 FROM dgl1 Noteholders who have not already provided their Instructions via the Tender Offer.

You have been provided with this Ballot as part of the Instruction Packet which contains an explanatory statement (“Explanatory Statement”) relating to the Scheme. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Explanatory Statement. YOU ARE ENCOURAGED TO READ THE MATERIALS CONTAINED IN THE INSTRUCTION PACKAGE IN FULL. The Scheme, if implemented will materially affect the rights of holders of the Existing Notes.

Your rights are described in the Explanatory Statement, which includes the Scheme. If have any questions regarding any of the contents of the Instruction Package, you may contact the Information Agent by: (1) visiting the Scheme Website at https://dm.epiq11.com/Digicel; or (2) writing to the Company, c/o Epiq Corporate Restructuring LLC, at tabulation@epiqglobal.com or (3) by calling +1 (646) 282-2500 and asking to speak with a member of the Solicitation Group.

This Beneficial Holder Ballot may not be used for any purpose other than to appoint a proxy to cast votes to accept or reject the Scheme at the Scheme Meeting. If you believe you have received this Beneficial Holder Ballot in error, or if you believe that you have received the wrong Ballot, please contact your Intermediary immediately.

THIS BALLOT SHOULD ONLY BE COMPLETED WHERE YOU HAVE NOT CAUSED YOUR RESPECTIVE INTERMEDIARIES AND/OR DTC PARTICIPANTS TO SUBMIT INSTRUCTIONS VIA THE TENDER OFFER PRIOR TO THE RECORD DATE.

You should review the Explanatory Statement and the Scheme in their entirety before you vote. You may wish to seek legal advice concerning the Scheme.

The Bermuda Court may sanction the Scheme and bind you if the Scheme is accepted by DGL1 Scheme Creditors of at least seventy-five percent by value and a majority in number of those DGL1 Scheme Creditors voting (in person or by proxy) at the Scheme Meeting.

To have your vote counted at the Scheme Meeting, you must either (i) attend the Scheme Meeting (the time and venue of which is as per the Notice of Scheme Meeting included in the Instruction Package) or (ii) appoint a proxy to attend the Scheme Meeting and vote on your behalf by completing this Ballot pursuant to the instructions provided herein and indicating how your proxy should vote at the Scheme Meeting.

Before completing this Beneficial Holder Ballot, please read and follow the enclosed “Instructions for Completing this Beneficial Holder Ballot” carefully to ensure that you complete, execute and return this Beneficial Holder Ballot properly.

Item 1. Amount of Claim.

The undersigned hereby certifies that as of the Record Date, which is May 13, 2020, the undersigned was the DGL1 Noteholder 3 (or authorized signatory for the DGL1 Noteholder) of Existing Notes and in the following aggregate unpaid principal amount (insert unpaid principal amount in box below if not already entered). If your Existing Notes are held by a Intermediary on your behalf and you do not know the amount of the Existing Notes held, please contact your Intermediary immediately:

$___________________________________

If you have previously delivered Instructions in respect of any Existing Notes via the Tender Offer but have subsequently acquired additional Existing Notes that have not yet been tendered by the Record Date, you should not use this Ballot without further instruction from the Information Agent. Please contact the Information Agent for further instructions.

Item 2. Appointment of Proxy.

The DGL1 Noteholder of the Scheme Claims against the Company as set forth in Item 1 above grants the proxy set forth below for the Scheme Meeting. (Please check one box below):

 Appoints the Chairman as proxy

       Does NOT appoint the Chairman as proxy; rather, appoints the following individual as its proxy:

Name: ________________________________________________________________

Street Address: ________________________________________________________

Street Address: ________________________________________________________

City, State, Zip: ________________________________________________________

Country: ______________________________________________________________

Telephone Number: _____________________________________________________

E-Mail Address: ________________________________________________________

3 That is, the entity, with the ultimate economic interest and beneficial ownership of the relevant Existing Notes.

Item 3. Vote on Scheme of Arrangement.

The DGL1 Noteholder of the Scheme Claims against the Company set forth in Item 1 directs its Proxy to vote on the Scheme as follows. (Please check one box below):

☐ ACCEPT (vote FOR) the Scheme
☐ REJECT (vote AGAINST) the Scheme

☐       DISCRETIONARY VOTE (grant proxy set forth above the ability to vote on the Scheme at the proxy’s discretion)

(This discretionary vote is open to only those that appointed a proxy other than the Chairman.)

(If you appoint the Chairman as proxy and check this “Discretionary Vote” box, it will be assumed that you are directing the Chairman to vote to accept the Scheme and your vote will be counted accordingly.)

Item 4.	Certifications of Scheme Claims held in Additional Accounts.

By completing and returning this Beneficial Holder Ballot, the undersigned DGL1 Noteholder certifies that it has not delivered, nor has it caused to be delivered, Instructions in respect of the Existing Notes in the Tender Offer and that either (1) it has not submitted any other Ballots for other Scheme Claims held in other accounts or other record names, or (2) it has provided the information specified in the following table for all Scheme Claims for which it has submitted additional Beneficial Holder Proxies, each of which indicates the appointment and vote to accept or reject the Scheme (please use additional sheets of paper if necessary):

ONLY COMPLETE THIS SECTION IF YOU HAVE VOTED SCHEME CLAIMS ON A
BENEFICIAL HOLDER BALLOT OTHER THAN THIS BENEFICIAL HOLDER BALLOT.

Name of Beneficial Holder	Account Number or VOI Number [1]	Intermediary	Amount of Other Scheme Claims Voted[2]
1.			$
2.			$
3.			$
4.			$
5.			$
6.			$
7.			$
8.			$
9.			$
10.			$

1 If VOI Number is used, then no other information is needed in the particular row.

2 Insert principal amount of Existing Notes

Item 5.	Certifications.

By signing this Beneficial Holder Ballot, the undersigned certifies to the Company:

a.	that either: (i) the undersigned is the DGL1 Noteholder of the Scheme Claims being voted; or (ii) the undersigned is an authorized signatory for an entity that is a DGL1 Noteholder of Scheme Claims being voted, and, in either case, has full power and authority to vote to accept or reject the Scheme with respect to the Scheme Claims identified in Item 1 above;

b.	that the undersigned (or in the case of an authorized signatory, the DGL1 Noteholder) has received a copy of the Explanatory Statement and the Instruction Packet and acknowledges that the solicitation is being made pursuant to the terms and conditions set forth therein;

c.	that the undersigned has appointed the same proxy and directed them to cast the same vote with respect to all Scheme Claims;

d.	that the undersigned has disclosed any Existing Notes for which it has delivered Instructions via the Tender Offer; and

e.	that no other Beneficial Holder Proxies with respect to the amount of the Scheme Claims identified in Item 1 above have been cast or, if any other Beneficial Holder Proxies have been cast with respect to such Scheme Claims, then any such earlier Beneficial Holder Proxies are hereby revoked.

By signing this Beneficial Holder Ballot, the undersigned authorizes and instructs its Intermediary (unless this is a Beneficial Holder Ballot of a party that holds the Existing Notes as both a DGL1 Noteholder and registered holder) (a) to furnish the voting information and the amount of Scheme Claims the Intermediary holds on its behalf to its DTC Participant for inclusion in a Master Ballot to be transmitted to the Information Agent and (b) for the DTC Participant to retain this Beneficial Holder Ballot and related information in its records for at least one year after the Scheme Effective Date.

Name of Holder:
(Print or Type)
Social Security or Federal Tax Identification Number:
Signature:
Name of Signatory:
(If other than Holder)
Title:
Address:

Date Completed:

No fees, commissions or other remuneration will be payable to any person for soliciting votes on the Scheme.

If your address or contact information has changed, please note the new information here.

PLEASE COMPLETE, SIGN AND DATE THIS BENEFICIAL HOLDER BALLOT AND RETURN IT PROMPTLY AS DIRECTED BY NOMINEE OR DTC PARTICIPANT.

If the INFORMATION Agent does not actually receive A MASTER BALLOT INCORPORATING YOUR PROXY ELECTION AND VOTE on or before 5:00 P.m. new york Time on May 28, 2020 ,AND YOU HAVE NOT DELIVERED INSTRUCTIONS PRIOR TO THE RECORD DATE THEN YOUR SCHEME CLAIM will not be VOTED UNLESS YOU ATTEND THE SCHEME MEETING IN PERSON

IF YOU ARE RETURNING THIS BENEFICIAL HOLDER BALLOT TO YOUR INTERMEDIARY OR DTC PARTICIPANT (OR OTHERWISE CONVEYING YOUR PROXY ELECTION AND VOTE TO YOUR INTERMEDIARY OR DTC PARTICIPANT IN ACCORDANCE WITH THEIR INSTRUCTIONS), PLEASE ALLOW SUFFICIENT TIME TO PERMIT YOUR INTERMEDIARY TO FORWARD YOUR BALLOT TO ITS DTC PARTICIPANT (IF YOUR INTERMEDIARY IS NOT A DTC PARTICIPANT) OR COMPLETE A MASTER BALLOT (IF YOUR INTERMEDIARY IS A DTC PARTICIPANT) TO INCLUDE YOUR VOTE ON A MASTER BALLOT SUCH THAT THE MASTER BALLOT IS ACTUALLY RECEIVED BY THE INFORMATION AGENT ON OR BEFORE 5:00 P.M. NEW YORK TIME ON May 28, 2020.

INSTRUCTIONS FOR COMPLETING THIS BENEFICIAL HOLDER BALLOT

1.	The Company is soliciting the votes of DGL1 Scheme Creditors with respect to the Scheme. Capitalized terms used in the Beneficial Holder Ballot or in these instructions (the “Ballot Instructions”) but not otherwise defined therein or herein shall have the meaning set forth in the Explanatory Statement, a copy of which also accompanies the Beneficial Holder Ballot.

2.	To ensure that your vote is counted, you must EITHER complete the Beneficial Holder Ballot, appoint a Proxy and take the following steps: (a) make sure that the information required by Item 1 and Item 1A above has been correctly inserted (if you do not know the amount of your claim, please contact your Intermediary); (b) select a proxy in Item 2 above; (c) clearly indicate how your proxy should vote your Scheme Claim in Item 3 above; (d) provide the information required by Item 4 above, if applicable; (e) read and certify the information contained in this Beneficial Holder Ballot, including but not limited to the statements in Item 5 above; and (f) sign, date and return an original of your Beneficial Holder Ballot in accordance with paragraph 3 directly below OR attend the Scheme Meeting in person. BALLOTS SHOULD ONLY BE USED WHERE YOU HAVE NOT DELIVERED (OR HAVE CAUSED TO BE DELIVERED) INSTRUCTIONS IN THE TENDER OFFER PRIOR TO THE RECORD DATE.

3.	Submission of Beneficial Holder Ballot Election and Votes: If voting by a Beneficial Holder Ballot, your proxy election and vote must be incorporated in a Master Ballot that is returned to the Information Agent so as to be actually received by the Information Agent on or before the Voting Instruction Deadline, which is 5:00 p.m. New York Time on May 28, 2020. Please follow the directions of your Nominee or DTC Participant with respect to the submission of your Beneficial Holder Ballot..

4.	If a Master Ballot or Beneficial Ballot is received by the Information Agent after the Voting Instruction Deadline, it will not be counted and you must attend the Scheme Meeting in person to vote your Scheme Claim. Additionally, the following Beneficial Holder Proxies will NOT be counted:

➢	any Beneficial Holder Ballot that is illegible or contains insufficient information to permit the identification of the claimant;

➢	any Beneficial Holder Ballot cast by a person or entity that does not hold a Scheme Claim;

➢	any Beneficial Holder Ballot that is properly completed, executed and timely filed, but does not indicate an appointment of a proxy;

➢	any unsigned Beneficial Holder Ballot;

➢	any Beneficial Holder Ballot sent to the Company, the Company’s agents/representatives (other than the Information Agent), any indenture trustee, or the Company’s financial or legal advisors; and/or

➢	any Beneficial Holder Ballot not cast in accordance with the procedures set out in the Explanatory Statement as approved by the Bermuda Court.

5.	Except as otherwise provided herein, such delivery will be deemed made to the Information Agent only when the Information Agent actually receives the executed Master Ballot incorporating the Beneficial Holder Ballot. Please allow sufficient time to assure timely delivery.

6.	Your Intermediary is authorized to collect Ballots from beneficial holders in accordance with their customary practices, including the use of a “voting instruction form” in lieu of (or in addition to) a Beneficial Holder Ballot, as well as collecting votes from beneficial holders through online voting, by phone, facsimile, or other electronic means.

7.	If multiple proxy elections and votes are received from the same DGL1 Noteholder with respect to the same Scheme Claim prior to the Voting Instruction Deadline, the last proxy election and vote timely received will supersede and revoke any earlier received proxy elections and vote.

8.	You must appoint a proxy and instruct them to vote in respect of the entirety of your Scheme Claim and may not split your Scheme Claim for the purposes of this Ballot.

9.	The Beneficial Holder Ballot is not a letter of transmittal and may not be used for any purpose other than to appoint a proxy to vote at the Scheme Meeting. Accordingly, at this time, DGL1 Noteholders of Scheme Claims should not surrender certificates or instruments representing or evidencing their Scheme Claims, and neither the Company nor the Information Agent will accept delivery of any such certificates or instruments surrendered together with a Beneficial Holder Ballot.

10.	This Beneficial Holder Ballot does not constitute, and shall not be deemed to be, (a) a proof of a Scheme Claim or (b) an assertion or admission of a Scheme Claim.

11.	Please be sure to sign and date your Beneficial Holder Ballot. If you are signing a Beneficial Holder Ballot in your capacity as a trustee, executor, administrator, guardian, attorney in fact, officer of a corporation or otherwise acting in a fiduciary or representative capacity, you must indicate such capacity when signing and, if required or requested by the Information Agent or the Company, must submit proper evidence to the requesting party to so act on behalf of such DGL1 Noteholder. In addition, please provide your name and mailing address if it is different from that set forth on the attached mailing label or if no such mailing label is attached to the Beneficial Holder Ballot.

PLEASE SUBMIT YOUR BENEFICIAL HOLDER BALLOT ELECTION AND VOTE PROMPTLY!

IF YOU HAVE ANY QUESTIONS REGARDING THIS BENEFICIAL HOLDER
BALLOT, THESE VOTING INSTRUCTIONS OR THE PROCEDURES FOR VOTING,

PLEASE CONTACT YOUR INTERMEDIARY IMMEDIATELY

If the INFORMATION Agent does not actually receive A MASTER BALLOT INCLUDING YOUR PROXY ELECTION AND VOTE oN OR before the Voting INSTRUCTION Deadline, which is 5:00 P.m. NEW YORK TIME on MAY 28, 2020, OR IF YOU HAVE NOT CAUSED INSTRUCTIONS TO BE DELIVERED ON YOUR BEHALF VIA THE TENDER OFFER PRIOR TO THE RECORD DATE then YOUR EXISTING nOTES SHALL NOT BE VOTED AT THE SCHEME MEETING UNLESS YOU ATTEND THE SCHEME MEETING IN PERSON.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, REGARDING THE COMPANY OR THE SCHEME, OTHER THAN WHAT IS CONTAINED IN THE INSTRUCTION PACKAGE MAILED HEREWITH.

APPENDIX 3
NOTICE OF SCHEME MEETING

IN THE SUPREME COURT OF BERMUDA
CIVIL JURISDICTION
COMMERCIAL COURT

2020: NO. 149

IN THE MATTER OF DIGICEL GROUP ONE LIMITED

(in provisional liquidation)

and

IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981

NOTICE IS HEREBY GIVEN that, by an order dated May 12, 2020 made in the above matter, the Supreme Court of Bermuda has directed that a meeting be convened of the DGL1 Scheme Creditors (as defined in the Scheme) of Digicel Group One Limited (the “Company”) for the purposes of considering and, if thought fit, approving (with or without modification, addition or condition approved or imposed by the Bermuda Court and agreed by the Company) a scheme of arrangement proposed to be made between the Company and the DGL1 Scheme Creditors.

A copy of the Scheme and a copy of the statement required to be furnished pursuant to sections 99 and 100(1)(a) of the Bermuda Companies Act (the “Explanatory Statement”) are incorporated in the document of which this notice forms part. Unless otherwise defined, capitalised terms used in this notice shall have the meaning given to those terms in the Explanatory Statement.

The Scheme Meeting will be held at 8:00 a.m. (New York Time) / 9:00 a.m. (Bermuda Time) on June 1, 2020 via conference call using the following details: +1 917-933-2314 (US), +44 20 3787 4277 (UK), Conference ID: 569 450 771#. All DGL1 Scheme Creditors are invited to attend either in person, by a duly authorised representative if a corporation, or by proxy. DGL1 Scheme Creditors who have difficulty accessing the Scheme Meeting should contact any one of the following numbers for assistance: +1-441-531-1888, +1-441-294-2718 or +1-441-518-4428.

DGL1 Scheme Creditors may vote in person or by a duly authorised representative if a corporation, at the Scheme Meeting or they may appoint another person, whether a DGL1 Scheme Creditor or not, as their proxy to attend and vote in their place. DGL1 Scheme Creditors may appoint proxies to vote at the Scheme Meeting by filling out the appropriate Ballot included in the Explanatory Statement. If a DGL1 Scheme Creditor is a corporation, in order to be entitled to vote at the Bermuda Scheme Meeting such corporation must appoint an authorised representative or proxy to vote on its behalf. Completion and submission of a completed Ballot will not preclude a DGL1 Scheme Creditor from attending and voting in person at the Scheme Meeting or any adjournment thereof.

If you are a DGL1 Scheme Creditors that has delivered Instructions prior to the Record Date you must NOT complete a Ballot to vote by proxy at the Scheme Meeting. Any such a DGL1 Scheme Creditor will, by virtue of delivering Instructions, have appointed Epiq Corporate Restructuring LLC (the “Information Agent”) as their agent and attorney-in-fact for the purposes of voting on the Scheme pursuant to the terms of the Tender Offer to holders of the Existing Notes commenced by the Company on April 1, 2020, pursuant to a Tender Offer Memorandum of the same date.

Entitlements to vote shall be assessed at the Record Date being close of business on May 13, 2020. To avoid double counting in respect of the Scheme Claims, each of the Existing Notes Trustee and the Existing Depository Nominee have been directed by the Bermuda Court not to vote at the Scheme Meeting.

Each DGL1 Scheme Creditor or its proxy attending in person will be required to register its attendance at the Scheme Meeting.

Each DGL1 Scheme Creditor that is not voting by proxy and is intending to vote in person at the Scheme Meeting must provide: (i) a duplicate copy of the validly completed Ballot (in any) delivered on their behalf; (ii) evidence of their Beneficial Interest in the Existing Notes as of the Record Date with accompanying proof from the relevant DTC Participant; (iii) evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes); and (iv) evidence of personal identity (a passport or other equivalent identification), in each case by email to DGL1@kpmg.bm no later than thirty minutes before the scheduled time of the Scheme Meeting for the purposes of registering a DGL1 Scheme Creditor’s attendance at the Scheme Meeting.

In order to vote on the Scheme and attend the Scheme Meeting by proxy, DGL1 Scheme Creditors must ensure that either a Ballot is validly completed, submitted to and received by the Information Agent in accordance with the instructions set out in the Instruction Packet before the Voting Instruction Deadline, being 5:00 p.m. (New York time) on May 28, 2020, or by having delivered Instructions via the Tender Offer pursuant to the procedures described in the Tender Offer Memorandum prior to the Record Date.

The Scheme, the Explanatory Statement and the Instruction Packet (containing sample forms of the Ballots) will be available to download from the Scheme Website on or around May 15, 2020. If a hard copy is required, please send your request to the Information Agent at the email address shown below. Ballots will be circulated to the relevant DGL1 Scheme Creditors by the bank, broker, or other nominee that holds such DGL1 Scheme Creditor’s Existing Notes.

By the order referred to above, the Bermuda Court has appointed any one of the Provisional Liquidators, to act as Chairman of the Scheme Meeting (and any adjournment thereof) and has directed the Chairman to report the result of the Scheme Meeting to the Bermuda Court.

For further information in this regard, please contact the Information Agent by electronic mail to tabulation@epiqglobal.com (please reference “Digicel Scheme” in the subject line).

Dated __________________

Digicel Group One Limited

APPENDIX 4
KPMG LIQUIDATION ANALYSIS

Digicel Group One Limited Liquidation Analysis Report Restructuring 7 May 2020 123

2 © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 124 DR A F T The reader of this report understands that the work performed by KPMG Ireland (hereafter “KPMG”) was performed in accordance with the terms of engagement agreed between Digicel Group One Limited (“DGL 1 ”) and KPMG and was performed exclusively for DGL 1 ’s sole benefit and use . The basis of preparation of the attached report is discussed below . This Report is for the benefit of DGL 1 and has been released to DGL 1 on the basis that it shall not be copied, referred to or disclosed, in whole or in part, without our prior written consent . The reader of this report acknowledges that this report was prepared at the direction of DGL1, who is responsible for determining whether the terms of reference and the report consider all aspects that may be relevant to DGL1’s needs. The report reflects the specific information requirements of DGL1 and may not consider all aspects that may be relevant for the needs of any other reader. The report should thus not be regarded as suitable for use or reliance by any person or persons other than DGL1. This Report is not suitable to be relied on by any party wishing to acquire rights against KPMG (other than DGL1) for any purpose or in any context. Any party other than DGL1, including DGL1 noteholders (the Noteholders) and other creditors of DGL1, that obtains access to this Report or a copy and chooses to rely on this Report (or any part of it) does so at its own risk. To the fullest extent permitted by law, KPMG does not assume any responsibility and will not accept any liability in respect of this Report to any party other. The report should thus not be regarded as suitable for use or reliance by any person or persons other than DGL1. We have satisfied ourselves, so far as possible, that the information presented in our report is consistent with other information which was made available to us in the course of our work in accordance with the terms of our Engagement Letter . We have not, however, sought to establish the reliability of the sources by reference to other evidence . Our report makes reference to ‘KPMG Analysis’; this indicates only that we have (where specified) undertaken certain analytical activities on the underlying data to arrive at the information presented; we do not accept responsibility for the underlying data, but we have agreed the figures to unaudited financial accounts, where appropriate. The directors of DGL1 have confirmed the factual accuracy of this report. Nothing in this report constitutes legal advice, or a recommendation as to any particular course of action. DGL1 - Liquidation Analysis Report Important notice

Background 125

DR A F T Our analysis assumes an insolvency date of 31 March 2020 The purpose of the liquidation analysis is to forecast indicative recovery rates for the different DGL1 creditor groups in a hypothetical insolvency scenario We are providing a Liquidation Analysis to the Board of Directors of DGL1 in the context of the overall Digicel group debt restructuring. DGL1 is in active discussions with its stakeholders, with a view to restructuring its debt through a formal, court - supervised Scheme of Arrangement involving a Provisional Liquidation of DGL1 for the purposes of restructuring. DGL1 is an intermediate holding company of Digicel Group Limited (“the Group”). Its assets comprise key group investments across the following three geographical areas: © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 126 4 • the Caribbean through Digicel Limited (“DL”); • the Pacific through Digicel Pacific Limited (“DPL”); and • its interest in Panama through Digicel Holdings (Central America) Limited (“DHCAL”). As an intermediate holding company, DGL1 has no employees [ aside from the Group CEO ] or trade of its own. The purpose of this Liquidation Analysis is to understand the potential return to DGL1’s creditors assuming it had entered liquidation on 31 March 2020. Note that there are a significant number of variables in an insolvency of such a large and diverse group, and as such our analysis should only be regarded as indicative of how an insolvency might unfold. For example, whilst we have assumed that DL and DPL can be sold as stand alone entities, in practice sales may only be achieved on a break up and piecemeal realisation of assets, or an unpredictable combination of both asset sales and business unit sales. This analysis can be used as one benchmark against which the proposed terms of the Group’s restructuring can be assessed. In order to provide context to the outcomes derived from the Liquidation Analysis, we summarise below our approach and methodology to preparing the Liquidation Analysis. Our analysis is based on legal advice received by Management confirming that DGL1’s noteholders have recourse only to DGL1’s assets and have no guarantees or security from any other Group company and that the Noteholders claims should be in priority to unsecured creditor claims, on account of liens and pledges in relation to DGL1’s assets which KPMG have not independently verified or validated. We are not providing legal advice in this regard. DGL1 - Liquidation Analysis Report Background

DR A F T We have assessed the assets and liabilities of DGL1 against which DGL1’s creditors could establish a claim We have valued the main operating businesses in the Caribbean and Pacific using both the Income and Market approaches. The Panamanian operations have been valued on a break - up basis. A pp r o ac h © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 127 5 — The Liquidation Analysis is an illustrative analysis of a hypothetical liquidation of DGL1. — This analysis provides an indictive assessment of the possible realisable value of DGL1’s assets in a liquidation context (based on continuing their operations on a going concern basis where possible), and therefore what is available to distribute to its creditors in a formal insolvency process. Methodology — To Complete the Liquidation Analysis, we have assessed the assets of DGL1 against which DGL1’s creditors could establish a claim. When assessing the quantum of creditors’ claims, the Liquidation Analysis has looked to establish all known guarantee and intercompany claims as well as all DGL1 specific liabilities. — From the available information, we have applied certain assumptions as to the realisable value of the assets, the level of costs that would be incurred both in terms of the insolvency and in realising the value of the underlying business units, and details of any additional known claims. — The main operating assets in the Caribbean (DL) and Pacific (DPL) were valued using the income (discounted cash flow (“DCF”)) and market (comparable public company multiples) approaches using a valuation date of 31 March 2020 (consistent with the insolvency date). — The market approach used Enterprise Value to Earnings Before Interest, Taxes, Depreciation and Amortisation (EV/EBITDA) multiples, based on last 12 months’ EBITDA, as sourced from S&P, Capital IQ. The income or DCF approach analysed the three year forecasts (FY21 - 23) prepared by Management. — In the absence of continuing Group funding which we have assumed would not be forthcoming in an insolvency context, we have concluded that the Panamanian operations would not be independently sustainable and, as such these operations have been valued on a break - up basis. DGL1 - Liquidation Analysis Report Approach and Methodology

DGL1 - Liquidation Analysis Report

Overview of Group Holding Company Structure & Indebtedness

DRAFT

* Place of Incorporation
Digicel Group Ltd (DGL3")
$63m Notes due '20
$21m Notes due '22
Bermuda *
Digicel Group Two Ltd ("DGL2")
$937m Notes due '22
$993m Notes due '24
Bermuda *
Digicel Group One Ltd ("DGL1")
$1,000m Notes due '22
Bermuda *
1.4%
Digicel Ltd ("DL")
$1,300m Notes due '21
$925m Notes due '23
Bermuda *
43.6%
Digicel Holdings (Bermuda) Ltd
Bermuda *
Digicel Holdings (Central America) Ltd
("DHCAL")
Panama *
Digicel International Finance Ltd ("DIFL")
$1,029m TLB due '24
$600m Sec. Notes due '24
St Lucia *
Digicel Pacific Ltd ("DPL")
$87.5m Loan
Bermuda *
Panama Operations
Caribbean Operations
1
Pacific Operations
1

128

6

DR A F T DGL1 - Liquidation Analysis Report Overview of Group Holding Company Structure & Indebtedness Digicel Group Ltd (DGL3”) $63m Notes due ’20 $21m Notes due ‘22 Digicel Group Two Ltd (“DGL2”) $937m Notes due ’22 $993m Notes due ‘24 Digicel Group One Ltd (“DGL1”) $1,000m Notes due ‘22 Digicel Ltd (“DL”) $1,300m Notes due ’21 $925m Notes due ‘23 Digicel Holdings (Bermuda) Ltd Digicel International Finance Ltd (“DIFL”) $1,029m TLB due ’24 $600m Sec. Notes due ‘24 Digicel Pacific Ltd (“DPL”) $87.5m Loan Digicel Holdings (Central America) Ltd (“DHCAL”) Panama Oper at ions Caribbean Oper at ions Pacific Oper at ions Bermuda * © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 128 6 Bermuda * Bermuda * Bermuda * Bermuda * Bermuda * St Lucia * 1. 4% 43.6% Panama * * Place of Incorporation 1. Minority interests in subsidiaries of the Group’s Caribbean and Pacific operations are not shown in this diagram as they are not considered material. 2. Debt amounts exclude accrued interest. 1 1

Estimated 129 Liquidation Returns – DGL1

DGL1 - Liquidation Analysis Report

Estimated Liquidation Returns - DGL1

DRAFT

USD $'000's		Low Case		High Case	
Realisable Assets	Balance Sheet at 31 March 20	Estimated realisable value	Realisation %	Estimated realisable value	Realisation %
Non-current assets					
Digicel Limited	1	-	0%	-	0%
Digicel Pacific Limited	805,410	493,920	61%	615,232	76%
Cricket Sporting Investments	9,525	-	0%	7,000	73%
Shareholder loan - DCAGL (at Writen down value)	25,693	-	0%	16,271	63%
Shareholder loan - CPL	9,693	-	0%	-	0%
Total non-current assets	850,322	493,920		638,502	
Current Assets					
Prepayments	318	-	0%	-	0%
Deferred Fees	32,374	-	0%	-	0%
Intercompany receivables					
Digicel Group Limited	8,853	-	0%	-	0%
Digicel Group Two Limited	160,590	-	0%	-	0%
Digicel Holdings (Bermuda) Limited	18	18	100%	18	100%
Other receivables	14	-	0%	-	0%
Unrestricted Cash	23,783	23,783	100%	23,783	100%
Total current assets	225,950	23,801		23,801	
Total realisable assets	**1,076,272**	**517,721**		**662,304**	
Liquidators' fees, expenses and disbursements	-	(33,000)		(33,000)	
Available to DGL1 Noteholders					
Accrued Interest	41,250	41,250	100%	41,250	100%
$1,000m Notes Due 22	1,000,000	443,471	44%	588,054	59%
Total	1,041,250	484,721	47%	629,304	60%
Balance available for unsecured creditors	**35,022**	**(556,529)**		**(411,946)**	
Unsecured creditors					
Intercompany loan - DPL	126,427	-		-	
Other Intercompany Payables	565,682	-		-	
Other Creditors / Payables	7,418	-		-	
Total unsecured creditors	**699,527**	-	**0%**	-	**0%**
Estimated dividend for unsecured creditors	-	-	0%	-	0%
Surplus / (Shortfall) to All Creditors		**(1,256,056)**		**(1,111,473)**	
Share Capital	**1**				
Reserves	- **664,506**				
Total Capital					
Total Liabilities and Reserves	**1,076,272**	0	0%	0	0%
Estimated Dividend to Shareholders	-	0		0	

8

DR A F T The Liquidation Analysis provides an illustration of the estimated realisable values of DGL1’s assets and the return to its creditors The stated balance sheet values are based on DGL1’s draft balance sheet at 31 March 2020 as prepared by Management It is assumed that a Liquidator would require a period of up to 12 months to complete a sale process in order to maximise value from DGL1’s investment in DPL In a low case realisation scenario the return to DGL1’s Noteholders is estimated to be c.47% In a high case realisation scenario the return to DGL1’s Noteholders is estimated to be c.60% In both scenarios there would be no return for DGL1’s unsecured creditors DGL1 - Liquidation Analysis Report Estimated Liquidation Returns – DGL1 Source: Draft balance sheet at 31 March 2020 per Management and KPMG Analysis E s t i m a DGL1 - Estimated Liquidation Returns - Insolvency Date 31 March 20 USD $'000's Low Case High Case Realisable Assets Balance Sheet at 31 March 20 Estimated realisable value Realisation % Estimated realisable value Realisation % Non - current assets Digicel Limited Digicel Pacific Limited Cricket Sporting Investments Shareholder loan - DCAGL (at Writen down value) Shareholder loan - CPL 1 805 , 410 9 , 525 25 , 693 9 , 693 - 0% 493 , 92 0 61% - 0% - 0% - 0% - 0% 615 , 23 2 76% 7 , 00 0 73% 16 , 27 1 63% - 0% Total non - current assets Current Assets Prepayments Deferred Fees Intercompany receivables Digicel Group Limited Digicel Group Two Limited Digicel Holdings (Bermuda) Limited Other receivables Unrestricted Cash 850 , 322 493 , 920 638 , 502 318 - 0% - 0% 32 , 374 - 0% - 0% 8 , 853 - 0% - 0% 160 , 590 - 0% - 0% 18 18 100% 18 100% 14 - 0% - 0% 23 , 783 23 , 783 100% 23 , 783 100% Total current assets 225 , 950 23,801 23,801 Total realisable assets 1,076,272 517,721 662,304 Liquidators' fees, expenses and disbursements - ( 33 , 000) ( 33 , 000) Available to DGL1 Noteholders Accrued Interest 41 , 250 41 , 250 100% 41 , 250 100% $1,000m Notes Due 22 1 , 000 , 000 443 , 471 44% 588 , 054 59% Total 1 , 041 , 250 484 , 72 1 47% 629 , 30 4 60% Balance available for unsecured creditors 35,022 (556,529) (411,946) Unsecured creditors Intercompany loan - DPL 126 , 427 - - Other Intercompany Payables 565 , 682 - - Other Creditors / Payables 7 , 418 - - Total unsecured creditors Estimated dividend for unsecured creditors 699,527 - 0% - 0% - - 0% - 0% Surplus / (Shortfall) to All Creditors (1,256,056) (1,111,473) Share Capital 1 Reserves - 664,506 Total Capital Total Liabilities and Reserves 1,076,272 0 0% 0 0% ted Dividend to Shareholders - 0 0 © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 130 8

DR A F T © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 131 9 Summary Estimated Liquidation Returns – DGL1 DGL1 - Liquidation Analysis Report High & Low Outcomes The high and low outcomes comprise the estimated recovery by each creditor class based on the high / low assumptions applied in our analysis and referred to in the section of this report entitled “ Key Assumptions ”. Estimated return to DGL1 Noteholders The estimated total recovery to Senior Secured Noteholders of the Company ranges from US $ 485 million to US $ 629 million in the low and high case scenarios respectively, assuming a projected liquidation process of up to 3 years . This equates to a recovery of between 47 % and 60 % for the Company’s Senior Secured Noteholders . Estimated return to Unsecured Creditors Our estimate indicates that there will be no return to unsecured or any other class of creditor under either the High or Low cases. Shareholders Our estimate indicates that there will be no return to shareholders.

Key Assumptions 132

DR A F T Assumptions DGL1 - Liquidation Analysis Report Assumptions There are certain key assumptions that underpin our analysis: 1. The liquidation is based on DGL1’s draft balance sheet as at 31 March 2020 as prepared by Management. 2. The Liquidators would run a sale process to maximise value from DGL1’s investment in DPL. An appointed insolvency practitioner is assumed to take a period of up to 12 months to realise the underlying business units, having regard to the costs of holding the assets (including the risk of deterioration or loss). 3. Based on our assessment of the Enterprise Value of the Group’s Caribbean business we have concluded that a liquidator would determine that realisable value of that business is less than the total indebtedness which is secured by or guaranteed by that business. 4. On the basis that the Panamanian operations would not be independently sustainable in the absence of continuing group funding, which we have assumed would not be forthcoming in an insolvency context, these operations have been valued on a break - up basis. 5. We have assumed that value could be realised from DGL1’s investment in CSI in the High Case scenario only. 6. Cash balances are unrestricted and would be available to a Liquidator in either scenario on appointment. 7. Noteholder claims would be paid in priority to unsecured creditors on account of liens and pledges on DGL1’s assets. We have not sought to verify the validity of the Noteholders’ security, nor whether the charges have been properly registered. For the purposes of the collateral assessment in this report we have assumed the liens and pledges are valid. 8. We have assumed that there are no taxes or stamp duties payable on the sale by DGL1 of its shares in DPL or otherwise in connection with the realisation of other assets other than tax on any recovery under the Orange litigation claim. © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 133 11

DR A F T Assumptions DGL1 - Liquidation Analysis Report Overview of assets DGL1 has the following assets: • 100% shareholding in DL; • 100% shareholding in DPL; • 1.4% minority interest in DHCAL; • Shareholder loans with Digicel (Central America) Group Limited (“DCAGL”), effectively reflecting DGL1s principal interest in DHCAL; • 63.37% interest in Cricket Sporting Investments Limited (Bermuda) (“CSI”); • Receivable from Shareholder loan to CPL; • Prepayments & Receivables; • Intercompany Receivables with DGL, DGL2 and Digicel Holdings (Bermuda) Ltd; and • Unrestricted cash. © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 134 12

DR A F T Key Assumptions DGL1 - Liquidation Analysis Report Valuation of I n v es tm en ts in DL and DPL General • The Caribbean (DL) and Pacific (DPL) operating businesses (together the “Units”) were valued using the income (discounted cash flow (“DCF”)) and market (comparable public company multiples) approaches using a valuation date of 31 March 2020 (consistent with the insolvency date). Market approach • The market approach used Enterprise Value to Earnings Before Interest, Taxes, Depreciation and Amortisation (EV/EBITDA) multiples as sourced from S&P Capital IQ, based on last 12 months (“LTM”) EBITDA. • The market multiples analysis excluded the effects of IFRS 16 (leases) from both DPL, DL and the comparable companies (“comparables”), i.e. lease rentals were deducted in arriving at EBITDA and lease liabilities were excluded from Enterprise Value to avoid issues with post - IFRS 16 numbers such as a lack of comparability from companies having different remaining lease terms. • Separate comparable companies selections were made for the Caribbean and Pacific business with the former focussed on Latin American (“LATAM”) comparables and the latter on other emerging market (particularly Asian) comparables. This suggested EV/EBITDA multiples of c. 4.7x for the Caribbean business and 4.0x for the Pacific business, based on the median multiples observed in the comparable’s set. • The EBITDA of the Units was adjusted to include DGL holding company costs which benefit the Units, license costs and foreign exchange costs viewed as necessary for the ongoing operations of the business. • Management have reviewed the adjustments made to EBITDA for the purposes of applying the multiples (including the unwinding of the effects of IFRS 16) and have confirmed that they are reasonable. Income approach • The DCF analyses used three year forecasts (FY 21 - 23 ) prepared by Management . EBITDA forecasts were also adjusted to reflect the DGL level costs which benefit the Units, license costs and foreign exchange costs referenced previously as well as the expected lease rentals, consistent with the approach adopted in the market approach . • Management have also reviewed the adjustments made to EBITDA (including the unwinding of the effects of IFRS 16) used in the DCF calculation and confirmed that they are reasonable. © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 135 13

DR A F T Key Assumptions DGL1 - Liquidation Analysis Report Valuation of I n v es tm en ts in DL and DPL (continued) Income approach (continued) • A terminal growth rate of 0.5% was applied to cash flows after the end of the forecast period to arrive at a terminal value for the operations. • The discount rates used in the DCF analyses were based on a weighted average cost of capital (“WACC”) using the Capital Asset Pricing Model (“CAPM”). Separate discount rates were estimated for DL (11.3%) and DPL (12%), with inputs to the CAPM (beta, capital structure and tax rates) based on a set of similar comparables to those used for each region in the market approach. • The WACC included an adjustment for country risk premium (“CRP”) which was derived from KPMG internal data sources and other external sources believed to be reliable. The CRP was weighted based on the countries in which the Units operate, using relative EBITDA. • The valuation reflects market and economic conditions at the valuation date, 31 March 2020, including the effects of Covid - 19 recognising that the comparable company market multiples are based on share prices on that date, at which point investors had incorporated the effects of Covid - 19. In addition, the equity risk premium (“ERP”) used in the cost of capital calculation reflects a recent increase in KPMG’s standard ERP estimate to reflect the effects of Covid - 19. Other • An additional adjustment of 7.5% (high scenario) and 10% (low scenario) was made to the resultant valuation of DPL (and in the assessment as to whether value would likely accrue to DGL1 from DL), to allow for expected market perception that a sale of the Units would be viewed by prospective purchasers as distressed sales, as DGL1 would be in an insolvency process and a liquidator may not have access to key management and support services for the duration of a sale process. • Certain non - operating items were added to the enterprise value of the Units, primarily for cash balances and debt like items of the Units like deferred tax liabilities and asset retirement obligations. DL’s non - operating assets / liabilities included potential recoveries under a lawsuit against Orange for damages caused by alleged anti - competitive behaviour in the French West Indies market. DL has been awarded €346m including interest (50% of which would accrue to the third party former owner) but this is subject to appeals by both Orange and Digicel (the latter in relation to the calculation of interest on the underlying damages). This has been used to estimate a high post tax outcome of this suit at c. $124m. Given the risk of Orange winning the appeal, and uncertainty in timing of a resolution, a low outcome of $0 has been assumed. • The high / low analysis used the greater and lower outcomes of a representative spread of market based and income based valuations adjusted in each case for high and low estimates of recovery from non operating assets to determine a high/low range of estimated recovery amounts. © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 136 14

DR A F T Key Assumptions DGL1 - Liquidation Analysis Report Valuation of interest in Pana m an i an Operations via DHCAL • DHCAL is the holding company for the Panamanian operating company, Digicel Panama S.A (“Panama”). Panama has historically been loss making and substantially funded by way of loans from DGL1. We have concluded that in the event of a liquidation of DGL1 that Panama would not be operated as a going concern. • We understand and have based our recovery assessment on the understanding that the loan agreements between DGL1 as lender and DCAGL and DHCAL as intergroup borrowers in relation to the Panamanian operations, that DGL1’s shareholder loan benefits from secured status in a liquidation of Panama. • Recovery estimates were applied against items on the Digicel Panama S.A.’s balance sheet at the insolvency date to determine the likely recovery back to DGL1 from DCAGL. • The net estimated recovery to DGL1 assumes preferential claims in relation to unpaid taxes and employee entitlements of c.$4.2m. • We have also assumed that all other creditors in Panama’s insolvency after the secured creditor would rank pari passu. CSI and sha r eho l der loan • We have assumed a range of recovery on DGL1’s investment in CSI ranging from Zero (reflecting currently anticipated challenging cash flow circumstances being experienced by CSI) to $7 million (reflecting 50% of an informal indication of potential pricing in a previously considered transaction). © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 137 15

DR A F T Key Assumptions DGL1 - Liquidation Analysis Report Prepayments We understand that prepayments consist of: - $250k paid to ratings agencies which will not be recoverable; and - $67k in relation to insurance which will not be recoverable. I n t e r co m pany Receivables DGL1 has the following intercompany receivables: • Digicel Group Limited of c.$8.8m • Digicel Group Two Limited of c.$161m • Digicel Holdings (Bermuda) Limited of c.$17.6k Our liquidation analysis indicates that there would be no recovery from Digicel Group Limited (Bermuda) or Digicel Group Two Limited as these entities have no material assets aside from their direct and/or indirect interests in DGL1 and would be liquidated. We expect that the amount of $17.6k from Digicel Holdings (Bermuda) Limited will be recovered in full. Other R ece i v ab l es Other receivables consist of amounts due in relation to consultancy and we have assumed that these receivables are not recoverable. Cash Management have confirmed that the cash balances are not restricted and as such we have assumed that these balances would be available to a liquidator. © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 138 16

DR A F T Key Assumptions DGl1 - Liquidation Analysis Report Liquidators’ fees, expenses and disbursements In assessing the projected costs of DGL1’s liquidation, consideration has been given to: • significant oversight by the liquidator over a realisation period of up to three years; • engaging a Corporate Finance specialist or Investment Bank to oversee the sale process in relation to DPL; • engaging legal counsel to advise the Liquidator in relation to asset recoveries, the sale of DPL and general legal matters, and • the possible need to replace management teams or appointing new directors to the board to govern the operations of the business for the duration of any sale process. DGL1 Noteholders • We have assumed that DGL1 Noteholders would rank ahead of all unsecured creditors by reason of the liens and pledges on DGL1’s assets. DPL Intercompany Loan • We have assumed the DPL intercompany loan is an unsecured claim. Other Intercompany • We have assumed the intercompany payable is an unsecured claim Payables • We have assumed that all Payables are unsecured claims. © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. 139 17

kpmg.ie The information contained herein is of a general nature and is not intended to address the circumstances of any particular individual or entity. Although we endeavour to provide accurate and timely information, there can be no guarantee that such information is accurate as of the date it is received or that it will continue to be accurate in the future. No one should act on such information without appropriate professional advice after a thorough examination of the particular situation. © 2020 KPMG, an Irish partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. All rights reserved. The KPMG name and logo are registered trademarks or trademarks of KPMG International. 140

APPENDIX 5

TENDER OFFER MEMORANDUM

Offer by Digicel Group 0.5 Limited (“we”) to Purchase Any and All Outstanding 8.250% Senior Notes due 2022 Issued by Digicel Group Two Limited

Offer to Purchase Any and All Outstanding 9.125% Senior Cash Pay/PIK Notes due 2024 Issued by Digicel Group Two Limited

Offer to Purchase Any and All Outstanding 8.250% Senior Notes due 2022 Issued by Digicel Group One Limited

and
Solicitation of Consents and Waivers

Early Tender Date: 5:00 p.m., New York City time, April 14, 2020, unless extended

Expiration Date: 11:59 p.m., New York City time, April 28, 2020, unless extended

Upon the terms and subject to the conditions set forth in this offering memorandum and consent and waiver solicitation statement (as it may be supplemented and amended from time to time, the “offering memorandum”) and the related letter of transmittal (the “letter of transmittal”), we are making three separate offers to purchase (each, a “Tender Offer” and, collectively, the “Tender Offers”): (i) any and all of the outstanding 8.250% notes due 2022 issued by Digicel Group Two Limited (referred to herein as “Digicel Group Two Limited” or “DGL2”), validly tendered (and not validly withdrawn) and accepted for exchange by us for perpetual convertible notes and new notes, in each case to be issued by Digicel Group 0.5 Limited (referred to herein as “Digicel Group 0.5 Limited” or “DGL0.5”), a newly created direct subsidiary of Digicel Group One Limited (referred to herein as “Digicel Group One Limited” or “DGL1”) (the “DGL2 2022 Tender Offer”), (ii) any and all of the outstanding 9.125% cash pay/PIK notes due 2024 issued by Digicel Group Two Limited validly tendered (and not validly withdrawn) and accepted for exchange by us for perpetual convertible notes and new notes, in each case to be issued by Digicel Group 0.5 Limited (the “DGL2 2024 Tender Offer” and, together with the DGL2 2022 Tender Offer, the “DGL2 Tender Offers”) and (iii) any and all of the outstanding 8.250% notes due 2022 issued by Digicel Group One Limited, validly tendered (and not validly withdrawn) and accepted for exchange by us for new notes to be issued by Digicel Group 0.5 Limited (the “DGL1 Tender Offer”), as described in, and for the consideration summarized in, the table below.

We are also soliciting (i) consents from Eligible Holders (as defined herein) of the Existing Notes (as defined herein) to effect the Proposed Amendments (as defined herein) to the Existing Indentures (as defined herein) (the “Consent Solicitations”), (ii) waivers from Eligible Holders in respect of (x) any default or event of default as defined in Section 6.01 of each Existing Indenture that might occur as a result of (I) an Existing Notes Issuer (as defined herein) electing to pursue a Scheme (as defined herein) with respect to any series of Existing Notes or (II) Digicel Limited electing to pursue to any DL Scheme (as defined herein) (the “Scheme Default Waiver”), (y) the obligation to furnish financial statements under Section 4.21 of each Existing Indenture for a period of 90 days following the applicable deadlines set forth therein (the “Reports Waiver”) and (z) (I) the right to receive interest due (a) in the case of the Existing DGL1 Notes (as defined herein) and Existing DGL2 2022 Notes (as defined herein), on March 30, 2020, and (b) in the case of the Existing DGL2 2024 Notes (as defined herein), on April 1, 2020, and (II) any claim that may be brought by such consenting Eligible Holder pursuant to the relevant Existing Indenture in respect of such unpaid interest (the “Interest Payment Waiver” and, together with the Scheme Default Waiver and the Reports Waiver, the “Waivers”) (the “Waiver Solicitations”) and (iii) consents from Eligible Holders of the Existing Notes to effect the Proposed Event of Default Amendment (as defined herein) to the Existing Indentures (the “Interest Payment Consent Solicitation” and, together with Waiver Solicitations and the Consent Solicitations, the “Solicitations”), in each case upon the terms and subject to the conditions set forth in this offering memorandum and the related letter of transmittal. Eligible Holders may not deliver a consent or waiver, as applicable, in the Solicitations without tendering the Existing Notes of the applicable series in the applicable Tender Offer. For the avoidance of doubt, we are not offering any consideration for delivery of consents or waivers in connection with the Solicitations. If an Eligible Holder validly tenders and does not validly withdraw its Existing Notes of any series in a Tender Offer, such Eligible Holder will be deemed to:

·	deliver its consent, with respect to the principal amount of such tendered Existing Notes, to the Proposed Amendments to the applicable Existing Indentures, which include, but are not limited to, eliminating substantially all of the covenants, restrictive provisions, events of default and, with respect to the Existing DGL1 Notes Indenture (as defined herein), collateral and security;

·	deliver its consent to the Proposed Event of Default Amendment to the applicable Existing Indentures, which would amend Section 6.01(a)(i) of each Existing Indenture to extend the grace period set forth therein from 30 to 180 days;

·	deliver its Scheme Default Waiver, Reports Waiver and Interest Payment Waiver; and

·	automatically and unconditionally deliver instructions for the Tender Agent (as defined herein) (the “Attorney-in-Fact”), effective immediately, (a) to act as its true and lawful agent, attorney-in-fact and proxy with respect to the applicable series of Existing Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), among other things, to take all steps necessary and execute all documentation necessary to cause such tendered Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf such tendered Existing Notes) of a Scheme with respect to such Existing Notes (the “Instructions”), with such Instructions to be automatically delivered to the Tender Agent by the Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee immediately following the tender of such Existing Notes through ATOP (as defined herein) using the relevant Agent/Attorney-in-Fact and Proxy Nominee Instruction Form attached hereto as Exhibit A (the “Nominee Instruction Form”). For the avoidance of doubt, in connection with the tender of Existing Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instructions. In order for a tender of Existing Notes to be valid, a corresponding Nominee Instruction Form must be submitted.

If we achieve the 75% Condition (as defined herein) with respect to a series of Existing Notes, the applicable Existing Notes Issuer reserves the right to promote a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda in respect of such series of Existing Notes providing substantially the same or better economic terms (as determined by the Attorney-in-Fact in its discretion acting in good faith) to such series of Existing Notes than those terms set forth herein (each, a “Scheme”). If an Existing Notes Issuer promotes a Scheme with respect to a series of Existing Notes, the applicable Expiration Date will be extended until the Scheme is consummated.

In the event that a Scheme with respect to the Existing DGL1 Notes (a “DGL1 Scheme”) is consummated and no Scheme with respect to the Existing DGL2 Notes (a “DGL2 Scheme”) is consummated, DGL2 is expected to be placed into liquidation. If this occurs, Eligible Holders of the Existing DGL2 Notes that do not tender their Existing DGL2 Notes would be entitled to receive interest due on March 30, 2020 or April 1, 2020, as applicable, but may not be able to recover such interest or any additional interest or principal as a result of such liquidation. See “Risk Factors—Risks Relating to the Non-Tendering Holders of the Existing Notes—If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Tender Offers are consummated, you may ultimately find that the Existing Notes Issuers could be unable to repay or refinance such non-tendered Existing Notes.”

Existing Notes to be Tendered	CUSIP / ISIN Numbers	Aggregate Principal Amount Outstanding(1)	Tender Consideration(2)(3)		Early Tender Premium(2)	Total Tender Consideration (2)(3)(4)
			Convertible Notes	New Notes	New Notes	Convertible Notes	New Notes
8.250% Senior Notes due 2022 of DGL2 (the “Existing DGL2 2022 Notes”)	25382FAB7 / US25382FAB76; G27639AB2 / USG27639AB27	$937,149,000	$53 principal amount of 7.00% PIK Perpetual Convertible Notes issued by DGL0.5 (the “Convertible Notes”)	$295 principal amount of 5.0% Cash Pay/3.0% PIK Notes due 2025 issued by DGL0.5 (the “New DGL0.5 Unsecured Notes”)	$25 principal amount of the New DGL0.5 Unsecured Notes	$53 principal amount of Convertible Notes	$320 principal amount of the New DGL0.5 Unsecured Notes
9.125% Senior Cash Pay/PIK Notes due 2024 of DGL2 (the “Existing DGL2 2024 Notes”)	25382FAA9 / US25382FAA93; G27639AA4 / USG27639AA44	$993,015,769	$151 principal amount of Convertible Notes	$76 principal amount of the New DGL0.5 Unsecured Notes	$25 principal amount of the New DGL0.5 Unsecured Notes	$151 principal amount of Convertible Notes	$101 principal amount of the New DGL0.5 Unsecured Notes
8.250 % Senior Notes due 2022 of DGL1 (the “Existing DGL1 Notes”)	25382DAA4 / US25382DAA46; G27634AA5 / USG27634AA56	$1,000,000,000	--	$891 principal amount of 8.0% Cash Pay/2.0% PIK Notes due 2024 issued by DGL0.5 (the “New DGL0.5 Secured Notes”)	$50 principal amount of the New DGL0.5 Secured Notes	--	$941 principal amount of the New DGL0.5 Secured Notes

(1)	As of the date of this offering memorandum.

(2)	For each $1,000 principal amount of the Existing DGL2 2022 Notes, the Existing DGL2 2024 Notes (together with the Existing DGL2 2022 Notes, the “Existing DGL2 Notes”) and the Existing DGL1 Notes (together with the Existing DGL2 Notes, the “Existing Notes”), as applicable.

(3)	No payment will be made in respect of accrued interest on the Existing Notes accepted in the Tender Offers. Interest will accrue on each series of New Notes (as defined herein) (other than the New DGL0.5 Secured Notes) from the Settlement Date. Interest on the New DGL0.5 Secured Notes will accrue from March 30, 2020.

(4)	Includes the Early Tender Premium.

Each Tender Offer is conditioned upon a Minimum Participation Condition (as defined herein), the Consent Condition (as defined herein) and the Concurrent Transaction Condition (as defined herein). See “Description of the Tender Offers, Solicitations and Schemes—Conditions to the Tender Offers and Solicitations.” Each Tender Offer is a separate offer and, subject to applicable law, may be amended, extended, terminated or withdrawn, either as a whole, or with respect to a series of the Existing Notes, at any time and for any reason, including if any of the conditions described above are not satisfied or waived by the Expiration Date (or the Early Settlement Date, as the case may be). Waivers and the Proposed Event of Default Amendment will become effective, with respect to an Existing Indenture, upon the receipt of Waivers and consents to the Proposed Event of Default Amendment from Eligible Holders holding the majority of the outstanding aggregate principal amount of the applicable series of Existing Notes, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes, provided that the Reports Waiver, Interest Payment Waiver and Proposed Event of Default Amendment will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to such Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect such Existing Notes. After the applicable Withdrawal Deadline and before the applicable Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Amendments with respect to Existing Notes of a series, the applicable Existing Notes Issuer and the trustee under the applicable Existing Indenture will execute and deliver a supplemental indenture relating to the Proposed Amendments with respect to the applicable Existing Notes Indenture immediately giving effect to such Proposed Amendments, provided that such Proposed Amendments will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to the applicable series of Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect to the applicable series of Existing Notes.

If we receive valid tenders not validly withdrawn from Eligible Holders holding at least 75% of the outstanding principal amount of such series of Existing Notes (the “75% Condition”), the applicable Existing Notes Issuer reserves the right to enter into a Scheme with respect to such series of Existing Notes rather than consummate the applicable Tender Offer.

Pursuant to a Lockup and Support Agreement dated April 1, 2020 (the “Support Agreement”), certain holders of $491 million aggregate principal amount of Existing DGL1 Notes, $475 million aggregate principal amount of Existing DGL2 2022 Notes and $154 million aggregate principal amount of Existing DGL2 2024 Notes have committed to tender their Existing Notes in the applicable Tender Offer prior to the applicable Early Tender Date.

Each Tender Offer and Solicitation will expire at 11:59 p.m., New York City time, on April 28, 2020, unless extended (such date and time with respect to a Tender Offer and Solicitation, as the same may be extended for such Tender Offer and Solicitation, the “Expiration Date”). To be eligible to receive the applicable Total Tender Consideration (as defined herein), Eligible Holders (as defined herein) must validly tender their Existing Notes at or prior to 5:00 p.m., New York City time, on April 14, 2020, unless extended (such date and time with respect to a Tender Offer, as the same may be extended for such Tender Offer, the “Early Tender Date”). Tenders of the Existing Notes may not be withdrawn after 5:00 p.m., New York City time, on April 14, 2020, unless extended (such date and time with respect to a Tender Offer, as the same may be extended for such Tender Offer, the “Withdrawal Deadline”), except in certain limited circumstances as set forth herein. Eligible Holders may not deliver a consent or a Waiver in a Solicitation without tendering the Existing Notes of the applicable series in a Tender Offer. If an Eligible Holder tenders the Existing Notes in a Tender Offer, such Eligible Holder will be deemed to deliver, with respect to the principal amount of such tendered Existing Notes, (i) its consent to the Proposed Amendments and Proposed Event of Default Amendment, (ii) the Instructions and (iii) the Waivers.

The New DGL0.5 Secured Notes will be issued by Digicel Group 0.5 Limited and will mature on April 1, 2024. Each New DGL0.5 Secured Note will bear cash interest at the rate per annum equal to 8.0% semi-annually from March 30, 2020. In addition, for each period, interest in addition to the cash interest shall be paid by increasing the principal of the outstanding New DGL0.5 Secured Notes or by issuing additional New DGL0.5 Secured Notes (rounded up to the nearest $1.00) (“PIK Interest”). PIK Interest on the New DGL0.5 Secured Notes will accrue at a rate of 2.0% per annum beginning on the Settlement Date. We may, at our option, pay 10.0% PIK Interest with no cash interest on the New DGL0.5 Secured Notes for the first two interest payments following the Settlement Date. Interest will be payable on each New DGL0.5 Secured Note on April 1 and October 1 of each year. The New DGL0.5 Secured Notes will be guaranteed by Digicel Pacific Limited, our direct wholly owned subsidiary, and will be secured by pledges of certain of our assets.

The New DGL0.5 Unsecured Notes will be issued by Digicel Group 0.5 Limited and will mature on April 1, 2025. Each New DGL0.5 Unsecured Note will bear interest at the rate per annum equal to 5.0% semi-annually from the Settlement Date. PIK Interest on the New DGL0.5 Unsecured Notes will accrue at a rate of 3.0% per annum beginning on the Settlement Date. We may, at our option, pay 8.0% PIK Interest with no cash interest on the New DGL0.5 Unsecured Notes for the first two interest payments following the Settlement Date. Interest will be payable on each New DGL0.5 Unsecured Note on April 1 and October 1 of each year.

The Convertible Notes will pay interest at a rate of 7.00% per annum, payable solely in kind semi-annually from the Settlement Date. Interest will be paid by increasing the principal amount of the outstanding Convertible Notes or by issuing Convertible Notes (rounded up to the nearest $1.00) (“Convertible Note PIK Interest”), having the same terms and conditions as the Convertible Notes. Convertible Note PIK Interest will be payable on each Convertible Note on April 1 and October 1 of each year commencing on October 1, 2020. Holders of the Convertible Notes may not convert their Convertible Notes prior to June 1, 2023. On and after June 1, 2023, holders of the Convertible Notes that have not been redeemed, at their option, may, at any time and from time to time, convert some or all of their outstanding Convertible Notes at an initial conversion rate per $1,000 principal amount of the Convertible Notes equal to a number of common shares representing 49% of the fully diluted common equity of DGL0.5 as of the Settlement Date after giving effect to the Founder Equity Contribution (as defined below) divided by the number of Convertible Notes (in principal amounts of $1,000) initially issued on the Settlement Date (such number of common shares, rounded down to the nearest 1/10,000th of a share, the “share allocation”) (subject to adjustment in certain events). Subject to certain conditions, DGL0.5 may redeem some or all of the Convertible Notes at any time after the issue date at a redemption price as set forth in “Description of the Convertible Notes—Optional Redemption.” The redemption price will be paid solely in cash. DGL0.5’s payment obligation under the Convertible Notes will be unsecured and will rank junior and be subordinated in right of payment to all of DGL0.5’s Senior Indebtedness on the terms set forth in the Convertible Note Indenture.

The New Notes have not been, and will not be, registered with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The New Notes may not be offered or sold in the United States (the “U.S.”) or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. See “Transfer Restrictions.” Only persons holding Existing Notes who certify that they are (i) “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A under the Securities Act (“Rule 144A”) or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act (“Regulation S”) and that are not acquiring the New Notes for the account or benefit of a U.S. person are authorized to receive and review this offering memorandum and participate in the Tender Offers (such persons, “Eligible Holders”). References in this offering memorandum to “holders”

are to “Eligible Holders” unless otherwise stated or the context otherwise requires. We will make alternative arrangements available to other holders to provide them with reasonably equitable value for their consents.

Unless otherwise indicated or the context otherwise requires, all references in this offering memorandum to “Digicel” or the “Company” refer to Digicel Group Limited and its subsidiaries, including Digicel Group 0.5 Limited, Digicel Group One Limited and Digicel Group Two Limited, and all references to “we,” “our,” “ours,” “us” or similar terms refer to Digicel Group 0.5 Limited. As used in this offering memorandum, the terms “Digicel Group Limited” or “DGL3” refer solely to Digicel Group Limited and not its subsidiaries. “Digicel Group 0.5 Limited” or “DGL0.5” refers specifically to Digicel Group 0.5 Limited and not its subsidiaries. “Digicel Group One Limited” or “DGL1” refers specifically to Digicel Group One Limited and not its subsidiaries. “Digicel Group Two Limited” or “DGL2” refers specifically to Digicel Group Two Limited and not its subsidiaries. Unless the context otherwise requires, we refer to entities herein according to their names following the Reorganization Transactions (as defined herein) described in this offering memorandum. We refer to each of Digicel Group Two Limited and Digicel Group One Limited as an “Existing Notes Issuer” and together as the “Existing Notes Issuers.”

See “Risk Factors” beginning on page 49 to read about important factors you should consider before you decide to participate in the Tender Offers and Solicitations.

Dealer Manager and Solicitation Agent

Citigroup

The date of this offering memorandum is April 1, 2020.

We are offering (i) Eligible Holders of Existing DGL2 2022 Notes the opportunity to exchange any and all of their Existing DGL2 2022 Notes for Convertible Notes and New DGL0.5 Unsecured Notes, (ii) Eligible Holders of Existing DGL2 2024 Notes the opportunity to exchange any and all of their Existing DGL2 2024 Notes for Convertible Notes and New DGL0.5 Unsecured Notes and (iii) Eligible Holders of Existing DGL1 Notes the opportunity to exchange any and all of their Existing DGL1 Notes for New DGL0.5 Secured Notes, upon the terms and subject to the conditions set forth in this offering memorandum and the related letter of transmittal. For each $1,000 principal amount of Existing Notes validly tendered at or before the applicable Early Tender Date and not validly withdrawn at or before the applicable Withdrawal Deadline, Eligible Holders will be eligible to receive the total tender consideration set out in the table on the cover page of this offering memorandum (the “Total Tender Consideration”), which includes the early tender premium set out in such table (the “Early Tender Premium”). For each $1,000 principal amount of Existing Notes validly tendered after the applicable Early Tender Date but at or before the applicable Expiration Date, Eligible Holders will be eligible to receive only the tender consideration set out in such table (the “Tender Consideration”).

To facilitate participation in the Tender Offers, the Existing Notes may be tendered in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. This change in the denominations of the Existing Notes will be effective until settlement (or termination) of the Tender Offers.

The New Notes will only be issued in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof in the Tender Offers. If, pursuant to a Tender Offer, a tendering Eligible Holder would otherwise be entitled to receive a principal amount of New Notes that is not equal to $1.00 or an integral multiple of $1.00 in excess thereof, such principal amount will be rounded down to the nearest $1.00 or integral multiple of $1.00 in excess thereof, and such Eligible Holder will receive pursuant to the applicable Tender Offer this rounded principal amount of New Notes, and no additional cash will be paid in lieu of any principal amount of New Notes not received as a result of rounding down. No Eligible Holder may tender less than all of its Existing Notes in a Tender Offer.

Pursuant to the Consent Solicitations, we are also soliciting consents from holders of the Existing Notes, upon the terms and subject to the conditions set forth in this offering memorandum and the related letter of transmittal, to amend the indenture dated January 14, 2019, between Digicel Group Two Limited and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the Existing DGL2 2022 Notes were issued (the “Existing DGL2 2022 Notes Indenture”), the indenture dated January 14, 2019, between Digicel Group Two Limited and Deutsche Bank Trust Company Americas, as trustee, pursuant to which the Existing DGL2 2024 Notes were issued (the “Existing DGL2 2024 Notes Indenture”) and the indenture dated January 14, 2019, between Digicel Group One Limited and Deutsche Bank Trust Company Americas, as trustee and collateral agent, pursuant to which the Existing DGL1 Notes were issued (the “Existing DGL1 Notes Indenture” and, together with the Existing DGL2 2022 Notes Indenture and the Existing DGL2 2024 Notes Indenture, the “Existing Indentures”). Eligible Holders may not deliver a consent in a Consent Solicitation without tendering the Existing Notes of the applicable series in the applicable Tender Offer. If an Eligible Holder tenders Existing Notes of any series in a Tender Offer, such Eligible Holder will be deemed to deliver its consent with respect to the principal amount of such tendered Existing Notes to the Proposed Amendments to the applicable Existing Indentures, which include eliminating certain of the covenants, restrictive provisions, events of default and, with respect to the Existing DGL1 Notes Indenture, collateral and security (the “Proposed Amendments”). After the applicable Withdrawal Deadline and before the applicable Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Amendments with respect to Existing Notes of a series, the applicable Existing Notes Issuer and the trustee under the applicable Existing Indenture will execute and deliver a supplemental indenture relating to the Proposed Amendments with respect to the applicable Existing Notes Indenture immediately giving effect to such Proposed Amendments, provided that such Proposed Amendments will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to the applicable series of Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect to the applicable series of Existing Notes. The Proposed Amendments to the Existing Indentures are described in this offering memorandum under “The Proposed Amendments and Waiver Solicitations.”

Pursuant to the Waiver Solicitations, we are also soliciting waivers from Eligible Holders pursuant to the terms of each Existing Indenture, in respect of (i) any default or event of default as defined in Section 6.01 of each Existing Indenture that might occur as a result of (I) an Existing Notes Issuer electing to pursue a Scheme with respect to any series of Existing Notes or (II) Digicel Limited electing to pursue to any DL Scheme, (ii) the obligation to furnish financial statements under Section 4.21 of each Existing Indenture for a period of 90 days following the applicable deadlines set forth therein and (iii) (I) the right to receive interest due (a) in the case of the Existing DGL1 Notes and Existing DGL2 2022 Notes, on March 30, 2020, and (b) in the case of the Existing DGL2 2024 Notes, on April 1, 2020, and (II) any claim that may be brought by such consenting Eligible Holder pursuant to the relevant Existing Indenture in respect of such unpaid interest.

Pursuant to the Interest Payment Consent Solicitations, we are also soliciting consents from Eligible Holders pursuant to the terms of each Existing Indenture to amend Section 6.01(a)(i) in the Existing Indentures to extend the grace period set forth therein from 30 to 180 days (the “Proposed Event of Default Amendment”). Eligible Holders may not deliver a consent in an Interest Payment Consent Solicitation without tendering the Existing Notes of the applicable series in the applicable Tender Offer. The Proposed Event of Default Amendment to the Existing Indentures is described in this offering memorandum under “The Proposed Amendments and Waiver Solicitations.”

Waivers and the Proposed Event of Default Amendment will become effective, with respect to an Existing Indenture, upon the receipt of Waivers and consents to the Proposed Event of Default Amendment from Eligible Holders holding the majority of the outstanding aggregate principal amount of the applicable series of Existing Notes, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes, provided that the Reports Waiver, Interest Payment Waiver and Proposed Event of Default Amendment will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to such Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect such Existing Notes. If an Eligible Holder validly tenders and does not validly withdraw Existing Notes of any series in a Tender Offer, such Eligible Holder will be deemed, with respect to the principal amount of such tendered Existing Notes, to deliver the Waivers, to consent to the Proposed Event of Default Amendment and to automatically and unconditionally deliver Instructions with respect to the principal amount of such Existing Notes. If we achieve the 75% Condition with respect to a series of Existing Notes, the applicable Existing Notes Issuer reserves the right to enter into a Scheme with respect to such series of Existing Notes rather than consummate the applicable Tender Offer. However, we can provide no assurance that a Scheme, if commenced, can or will be completed. If the applicable Existing Notes Issuer decides to promote a Scheme with respect to a series of Existing Notes, it would not terminate the Tender Offer until the Scheme is consummated.

Each Tender Offer is being made independently of each other Tender Offer. Each Tender Offer is subject to the satisfaction or waiver of certain conditions set forth in this offering memorandum, including without limitation, (i) a minimum of $468.6 million in aggregate principal amount of Existing DGL2 2022 Notes in the case of the DGL2 2022 Tender Offer, a minimum of $496.6 million in aggregate principal amount of Existing DGL2 2024 Notes in the case of the DGL2 2024 Tender Offer and a minimum of $500.1 million in aggregate principal amount of Existing DGL1 Notes in the case of the DGL1 Tender Offer being validly tendered at or prior to the Expiration Date (or Early Settlement Date, as the case may be) and accepted in the applicable Tender Offer (each a “Minimum Participation Condition”), (ii) obtaining the requisite consents from holders representing a majority of the outstanding aggregate principal amount of each series of the applicable Existing Notes and the effectiveness and, substantially concurrently with settlement, entry into operation of the Proposed Amendments with respect to such series (the “Consent Condition”) and (iii) satisfying the Minimum Participation Condition with respect to each other Tender Offer (the “Concurrent Transaction Condition”). In the event that the 75% Condition is met with respect to the Existing DGL1 Notes, DGL1 may promote a DGL1 Scheme notwithstanding the fact that the Concurrent Transaction Condition is not met with respect to any of the DGL2 Tender Offers.

Subject to applicable law and as set forth herein, we expressly reserve the right, in our sole discretion, to extend or amend any Tender Offer in any respect, in each case without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights, and to terminate any Tender Offer if any condition to such Tender Offer is not satisfied or waived by the Expiration Date. We may, at any time prior to the applicable Expiration Date (or Early Settlement Date, as the case may be), waive any condition to a Tender Offer in our sole discretion (including the Minimum Participation Condition) without extending the applicable Withdrawal Deadline or otherwise reinstating withdrawal rights, subject to applicable law. If we waive or amend any such condition, we do not expect to extend the applicable Withdrawal Deadline or otherwise reinstate withdrawal rights, subject to applicable law. Subject to applicable law, we may terminate a Tender Offer if any of the conditions described under “Description of the Tender Offers, Solicitations and Schemes—Conditions to the Tender Offers and Solicitations” are not satisfied or waived by the applicable Expiration Date (or Early Settlement Date, as the case may be).

In order to tender Existing Notes pursuant to a Tender Offer, Eligible Holders will be required, at the time of such tender, to certify to us that, (i) in the case of a DGL2 Tender Offer, they (A) have validly tendered and not validly withdrawn any and all Existing DGL2 Notes and Existing DL Notes beneficially owned by them pursuant to the DGL2 Tender Offers and the DL Tender Offers, respectively, and (B) will not validly withdraw any such tender of any Existing DGL2 Notes and Existing DL Notes unless they validly withdraw their tender of all Existing DGL2 Notes beneficially owned by them, (ii) in the case of the DGL1 Tender Offer, they (A) have validly tendered and not validly withdrawn any and all Existing DGL1 Notes beneficially owned by them pursuant to the DGL1 Tender Offer and (B) will not validly withdraw any such tender of any Existing DGL1 Notes unless they validly withdraw their tender of all Existing DGL1 Notes, and (iii) they shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the applicable Tender Offer or Scheme. See “Summary—Recent Developments—DL Tender Offers” for a description of the Existing DL Notes and DL Tender Offers. To validly tender Existing Notes, such Existing Notes must be actually transferred (a) by delivering certificates representing such Existing Notes to the Tender Agent or (b) electronically, pursuant to the procedures for book-entry transfer described herein via The Depository Trust Company (“DTC”) (using the Participant Tender Offer Program (“PTOP”) function in DTC’s Automated Tender Offer Program (“ATOP”) system). Delivery of a claim or liability letter with respect to any Existing Notes that has been issued to another person will not qualify as a valid tender of such Existing Notes. Any tender of Existing Notes that does not comply with these provisions could result in the rejection of all tenders of all Existing Notes tendered by such Eligible Holder pursuant to the Tender Offers. We reserve the absolute right to waive any defects or irregularities with respect to any such attestation or tender, subject to applicable law. For further details, see “Description of the Tender Offers, Solicitations and Schemes—Certification of Participation in the Tender Offers.”

Tenders of Existing Notes pursuant to a Tender Offer may be validly withdrawn at any time prior to the Withdrawal Deadline with respect to such Tender Offer but not thereafter. Existing Notes may only be withdrawn from a Tender Offer if the applicable Eligible Holder also validly withdraws its tender of all other Existing Notes tendered by such Eligible Holder pursuant to the Tender Offers.

A valid withdrawal of tendered Existing Notes will also constitute the revocation of the related consents to the Proposed Amendments and the Proposed Event of Default Amendment to the applicable Existing Indenture, the Instructions and the Waivers. The consents to the Proposed Amendments and the Proposed Event of Default Amendment, the Instructions and the Waivers may only be revoked by validly withdrawing the tendered Existing Notes prior to the applicable Withdrawal Deadline. Tenders, consents, Instructions and Waivers submitted in a Tender Offer after the applicable Withdrawal Deadline will be irrevocable except in the limited circumstances where additional withdrawal rights are required by law. Waivers and the Proposed Event of Default Amendment will become effective, with respect to an Existing Indenture, upon the receipt of Waivers and consents to the Proposed Event of Default Amendment from Eligible Holders holding the majority of the outstanding aggregate principal amount of the applicable series of Existing Notes, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes, provided that the Reports Waiver, Interest Payment Waiver and Proposed Event of Default Amendment will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to such Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect such Existing Notes.

Upon the terms and subject to the conditions of a Tender Offer, the settlement date for a Tender Offer will occur promptly after the applicable Expiration Date (the “Final Settlement Date”). We may elect, in our sole discretion, to settle such Tender Offer for the Existing Notes of the applicable series validly tendered (and not validly withdrawn) prior to the Early Tender Date for such Tender Offer at any time after the applicable Early Tender Date and prior to the applicable Expiration Date (the “Early Settlement Date”). Such Early Settlement Date will be determined at our option and, if we elect to have an Early Settlement Date, subject to all conditions of the applicable Tender Offer having been satisfied or waived by us. We sometimes refer to the Early Settlement Date and the Final Settlement Date of a Tender Offer as the “Settlement Date.” If the applicable Existing Notes Issuer elects to commence a Scheme with respect to a series of Existing Notes, the Settlement Date will be the date on which the Scheme becomes effective.

There is currently no market for the New Notes. Accordingly, we cannot assure you that any active trading market for the New Notes will develop or be maintained. If you do not tender your Existing Notes or if you tender Existing Notes that are not accepted for exchange, they will remain outstanding. If we consummate the Tender Offers, the applicable trading market for the Existing Notes may be significantly more limited and the Existing Notes will be structurally subordinated to the New Notes. For a discussion of this and other risks, see “Risk Factors.”

From time to time after completion of the Tender Offers, we and our affiliates may purchase additional outstanding Existing Notes in the open market, in privately negotiated transactions, through tender offers, exchange offers or otherwise, or we may redeem Existing Notes that are able to be redeemed, pursuant to their terms. Any future purchases, exchanges or redemptions may be on the same terms or on terms that are more or less favorable to holders of Existing Notes than the terms of the Tender Offers. Any future purchases, exchanges or redemptions by us and our affiliates will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we and our affiliates may choose to pursue in the future.

All of the Existing Notes are held, and all of the New Notes are expected to be delivered, in book entry form through the facilities of DTC and its participants. To exchange your Existing Notes for New Notes, you must instruct your commercial bank, broker, dealer, trust company or other nominee to further instruct the DTC participant through which your Existing Notes are held to tender your Existing Notes to DTC through the DTC ATOP by the Expiration Date to receive the Tender Consideration. See “Description of the Tender Offers, Solicitations and Schemes.”

NONE OF DGL0.5, THE DEALER MANAGER (AS DEFINED HEREIN), THE TRUSTEE WITH RESPECT TO EACH SERIES OF EXISTING NOTES AND NEW NOTES, THE TENDER AGENT (AS DEFINED HEREIN) OR THE INFORMATION AGENT (AS DEFINED HEREIN), THE COLLATERAL AGENT WITH RESPECT TO THE EXISTING DGL1 NOTES OR ANY AFFILIATE OF ANY OF THEM, MAKES ANY RECOMMENDATION AS TO WHETHER ELIGIBLE HOLDERS OF EXISTING NOTES SHOULD TENDER THEIR EXISTING NOTES FOR THE NEW NOTES IN RESPONSE TO THE TENDER OFFERS, CONSENT TO THE PROPOSED AMENDMENTS TO THE EXISTING INDENTURES AND DELIVER THE WAIVERS OR INSTRUCTIONS.

IMPORTANT INFORMATION

This offering memorandum is confidential. This offering memorandum has been prepared solely for use in connection with the Tender Offers and Solicitations described in this offering memorandum and is only available to investors who have certified that they are Eligible Holders for the purposes of the Tender Offers and Solicitations. Eligible Holders are authorized to use this offering memorandum solely for the purpose of considering the tender of Existing Notes pursuant to the Tender Offers and Solicitations. This offering memorandum is personal to each Eligible Holder and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire securities. Distribution of this offering memorandum to any person other than an Eligible Holder and any person retained to advise such Eligible Holder with respect to its investment decision is unauthorized, and any disclosure of any of its contents, without our prior written consent, is prohibited. Each Eligible Holder, by accepting delivery of this offering memorandum, agrees to the foregoing and to make no photocopies of this offering memorandum.

Only registered holders are entitled to tender Existing Notes. A beneficial owner whose Existing Notes are registered in the name of a custodian must contact such custodian if such beneficial owner desires to tender Existing Notes so registered. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee or custodian may establish its own earlier deadlines for participation in the Tender Offers and Solicitations. Accordingly, beneficial owners wishing to participate in the Tender Offers and Solicitations should contact their broker, dealer, commercial bank, trust company or other nominee or custodian as soon as possible in order to determine the times by which such beneficial owner must take action in order to participate in the Tender Offers. See “Description of the Tender Offers, Solicitations and Schemes—Procedures for Tendering.”

We have engaged Citigroup Global Markets Inc. to act as the dealer manager and the solicitation agent (the “Dealer Manager”) for the Tender Offers and Solicitations. We have also engaged Epiq Corporate Restructuring, LLC to act as the tender agent (the “Tender Agent”) and the information agent (the “Information Agent”) for the Tender Offers.

Any questions or requests for assistance relating to the terms and conditions of the Tender Offers and Solicitations may be directed to the Dealer Manager at the address and telephone numbers on the back cover of this offering memorandum. Questions concerning tender procedures and requests for additional copies of this offering memorandum and the letter of transmittal may be directed to the Information Agent at its address and telephone number on the back cover of this offering memorandum. Beneficial owners of the Existing Notes should also contact their nominees or custodians for assistance regarding the Tender Offers and Solicitations.

There are no guaranteed delivery provisions provided for in conjunction with the Tender Offers under the terms of this offering memorandum and the letter of transmittal. Tendering holders must tender their Existing Notes in accordance with the procedures set forth under “Description of the Tender Offers, Solicitations and Schemes—Procedures for Tendering.”

We have not, and the Dealer Manager has not, authorized anyone to provide you with any information other than that contained in this offering memorandum or to which we have referred to you. We and the Dealer Manager take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the Dealer Manager is not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this offering memorandum is accurate as of any date other than the date on the front of this offering memorandum.

The Dealer Manager makes no representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this offering memorandum. Nothing contained in this offering memorandum is, or should be relied upon as, a promise or representation by the Dealer Manager as to the past or future. We have furnished the information contained in this offering memorandum. The Dealer Manager assumes no responsibility for the accuracy or completeness of any such information.

This offering memorandum contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us or the Dealer Manager.

In making any investment decision, prospective investors must rely on their own examination of us and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this offering memorandum, as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment or similar laws or regulations.

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission nor any other regulatory authority has approved or disapproved the securities, nor have any of the foregoing authorities passed upon or endorsed the merits of the Tender Offers, the Solicitations or the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offense.

The New Notes are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the U.S. Securities Act and the applicable securities laws of any state or other jurisdiction pursuant to registration or exemption from registration. As a prospective investor, you should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. Please refer to the section in this offering memorandum entitled “Transfer Restrictions.”

Each Eligible Holder must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells notes or possesses or distributes this offering memorandum and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of us, the Dealer Manager nor any of our or its representatives shall have any responsibility therefor.

Each Eligible Holder receiving this offering memorandum acknowledges that (1) it is an Eligible Holder, (2) it has been afforded an opportunity to request and to review, and it has received, all additional information considered by it to be necessary to verify the accuracy of or to supplement the information in this offering memorandum, (3) it has not relied upon the Dealer Manager or any person affiliated with the Dealer Manager in connection with its investigation of the accuracy of such information or its investment decision, (4) this offering memorandum relates to an offering that is exempt from registration under the U.S. Securities Act and may not comply in important respects with SEC rules that would apply to an offering document relating to a public offering of securities and (5) no person has been authorized to give information or to make any representation concerning us, the Tender Offers, the Solicitations or the New Notes, other than as contained in this offering memorandum in connection with an investor’s examination of us and the terms of the Tender Offers and the Solicitations.

Consent under Bermuda’s Exchange Control Act of 1972 (and its related regulations) has been granted by the Bermuda Monetary Authority for the issue and transfer of securities of Bermuda companies (other than certain equity securities) to and between non-residents of Bermuda for exchange control purposes. In granting such consent the Bermuda Monetary Authority does not accept any responsibility for DGL2, DGL1 or DGL0.5’s financial soundness or the correctness of any of the statements made or opinions expressed in this offering memorandum.

We have applied for and expect to receive a direction from the Minister of Finance that Part III and Section 35 of Part IV of the Companies Act 1981 of Bermuda shall not apply to the offering of the New Notes to non-U.S. persons in reliance on Regulation S and within the United States to qualified institutional buyers and this offering memorandum. The Minister of Finance accepts no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed herein.

NOTICE TO INVESTORS

This offering memorandum does not constitute an offer of, or an invitation to participate in, the Tender Offers and Solicitations to any person in any jurisdiction in which it would be unlawful to make such offer or invitation or tender offer under applicable securities law or blue sky laws. Each holder must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, exchanges, offers or sells New Notes or Existing Notes or possesses or distributes this offering memorandum and must obtain any consent, approval or permission required by it for the purchase, exchange, offer or sale by it of New Notes and Existing Notes, as the case may be, in connection with the Tender Offers under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, exchanges, offers or sales in connection with the Tender Offers, and none of DGL0.5 or the Dealer Manager or any of our or its representatives shall have any responsibility therefor. In addition, this offering memorandum is not an offer to purchase, nor the solicitation of an offer to sell, any of the Existing DL Notes, and this offering memorandum is not an offer to sell, nor the solicitation of an offer to buy, the New DL Tender Offer Notes (as defined herein).

Notice to Investors in the EEA and the United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU  (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPS Regulation. This offering memorandum has been prepared on the basis that any offer of New Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of New Notes. This offering memorandum is not a prospectus for the purposes of the Prospectus Regulation.

References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Investors in the UK

This offering memorandum is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This offering memorandum is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Investors in Canada

The New Notes may be offered or sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the New Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the purchasers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with the Tender Offers and Solicitations.

Page

Forward-Looking Statements	155
Presentation of Financial and Other Information	157
Industry and Market Data	163
Trademarks	164
Important Times and Dates	165
Summary	167
Summary of the Tender Offers and Solicitations	186
Summary of the New Notes	200
Summary Consolidated Financial and Operational Information	209
Risk Factors	216
Use of Proceeds	256
Capitalization	257
Selected Consolidated Financial Data and Operational Information	260
Management’s Discussion and Analysis of Financial Condition and Results of Operations	262
Industry Overview	304
Business	306
Regulation	366
Management	380
Certain Relationships and Related Party Transactions	387
Principal Shareholders	391
Description of Other Indebtedness	393
Description of the Tender Offers, Solicitations and Schemes	401
The Proposed Amendments and Waiver Solicitations	417
Description of the New DGL0.5 Unsecured Notes	420
Description of the New DGL0.5 Secured Notes	472
Description of the Convertible Notes	534
Book Entry, Delivery and Form	557
Material Bermuda and U.S. Tax Considerations3	562
Transfer Restrictions	571
Service of Process and Enforcement of Judgments	574
Certain Insolvency Law and Local Law Limitations	577
Legal Matters	579
Independent Accountants	579

__________________________

Forward-Looking Statements

This offering memorandum contains various forward-looking statements that reflect management’s current views with respect to future events and anticipated financial and operational performance. The words “expect,” “estimate,” “believe,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “may,” “target,” “goal,” “objective” and similar expressions or variations on such expressions are considered forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. These statements appear in a number of places throughout the document, including, without limitation, in “Risk Factors,” “Use of Proceeds,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements concern, among other things:

·	strategies, outlooks and growth prospects;

·	new products and services;

·	future plans and potential for future growth;

·	trends affecting Digicel’s financial condition or results of operations;

·	liquidity, capital resources and capital expenditure;

·	growth in demand for Digicel’s services;

·	economic outlook and industry trends;

·	development of Digicel’s markets;

·	the impact of regulatory initiatives and the supervision and regulation of the telecommunications markets in general;

·	political instability in the markets in which Digicel operates;

·	operating risks including natural disasters;

·	outbreaks of disease, such as the COVID-19 pandemic;

·	possible renewal of licenses;

·	competition in areas of Digicel’s business; and

·	plans to launch new networks, products and services.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; actual results may differ materially as a result of various factors. These factors include, but are not limited to:

·	general economic conditions, the fluctuations or devaluations of local currencies, government and regulatory policies and business conditions in the markets served by Digicel and its affiliates and in markets in which Digicel seeks to establish operations;

·	telecommunications usage levels, including traffic and customer growth;

·	competitive forces, including price pressures, technological developments and Digicel’s ability to retain market share in the face of competition from existing and new market entrants;

·	disruption of supplies and services from principal suppliers;

·	regulatory developments and changes, including with respect to the level of tariffs, the terms of interconnection, customer access and international settlement arrangements and the outcome of litigation related to regulation and regulatory processes generally;

·	the success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets and launching new services, subscriber acquisition costs, costs of handsets and other equipment, the successful deployment of new systems and applications to support new initiatives and local conditions;

·	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of Digicel’s investments, ventures and alliances;

·	Digicel’s ability to complete the Reorganization Transactions (as defined herein), the Tender Offers or Schemes, as applicable, on the terms contemplated in this offering memorandum and the DL Tender Offers; and

·	other factors discussed under “Risk Factors.”

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, as actual results could differ. Digicel undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Please note that Digicel provides a cautionary discussion of risks and uncertainties under “Risk Factors” of this offering memorandum. These are factors that Digicel thinks could cause its actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect Digicel.

Presentation of Financial and Other Information

This offering memorandum includes historical consolidated financial statements and certain financial data of Digicel Group Limited. Digicel Group 0.5 Limited will be the issuer of the New Notes.

In connection with the Reorganization Transactions (as defined herein), Digicel Investments Limited (“DIL”), (an affiliate of Digicel) controlled by Denis O’Brien, the Group’s founder, formed Digicel Group 0.5 Limited. If we elect to consummate the DGL1 Tender Offer, (i) DIL’s interest in Digicel Group 0.5 Limited will be contributed and/or transferred for nominal value to Digicel Group One Limited and (ii) Digicel Group One Limited’s interest in DPL (as defined herein), DL (as defined herein) and certain other subsidiaries will be contributed to Digicel Group 0.5 Limited upon settlement of the Tender Offers. If instead Digicel Group One Limited elects to promote a DGL1 Scheme, Digicel Group 0.5 Limited will purchase all of the assets of Digicel Group One Limited, including its interest in DPL, DL, DHCAL and certain other subsidiaries, in exchange for refinancing the debt of Digicel Group One Limited through the issuance of the New Notes in consideration for cancellation of the relevant series of the Existing Notes pursuant to and upon settlement of the DGL1 Scheme. In either case, Digicel Group One Limited’s interest in, and loans to, DHCAL (as defined herein), DPL, DL, DHCAL and certain other subsidiaries, together with intercompany balances, will be transferred to Digicel Group 0.5 Limited. Unless the context otherwise requires, Digicel refers to entities herein according to their names following the Reorganization Transactions. See “Summary—Corporate Reorganization and Group Structure.”

September 30, 2019 Financial Statements

The consolidated financial statements as of September 30, 2019 of Digicel Group Limited differ from those of Digicel Group Two Limited and Digicel Group One Limited, both unaudited entities, as of September 30, 2019, and will differ from those of Digicel Group 0.5 Limited as indicated below.

	DGL3	Differences from DGL3 to DGL2	DGL2	Differences from DGL2 to DGL1	DGL1	Differences from DGL1 to DGL0.5	DGL0.5
Non-current Assets	3,661.4	(443.1)	3,218.3	(7.9)	3,210.4	-	3,210.4
Current Assets – Other	473.6	-	473.6	(0.1)	473.5	-	473.5
Current Assets – Intercompany	-	5.6	5.6	127.5	133.1	-	133.1
Cash and Restricted Deposits	207.1	(0.1)	207.0	(0.1)	206.9	-	206.9
Total Assets	4,342.1	(437.6)	3,904.5	119.4	4,023.9	-	4,023.9

Non-Current Liabilities	7,572.3	(20.7)	7,551.6	(1,968.0)	5,583.6	(971.1)	612.5
Current Liabilities	975.1	(63.6)	911.5	(44.5)	867.0	(4.9)	862.1
Total Liabilities	8,547.4	(84.3)	8,463.1	(2,012.5)	6,450.6	(976.0)	5,474.6

Total (Deficit)/Equity	(4,205.3)	(353.3)	(4,558.6)	2,131.9	(2,426.7)	(976.0)	(1,450.7)

Differences between Digicel Group Limited and Digicel Group Two Limited

·	Non-Current Assets: Digicel Group Limited’s consolidated balance sheet as of September 30, 2019 includes goodwill of $442.8 million relating to the acquisition of its shareholding in Digicel Limited. In February 2007, Digicel Group Limited was formed to acquire all the outstanding share capital of Digicel Limited. The acquisition did not result in a change of control as Mr. Denis O’Brien controlled both Digicel Group Limited and Digicel Limited. The acquisition was accounted for as a transaction between entities under common control with the portion of the purchase consideration related to purchasing Mr. O’Brien’s equity interest in Digicel Limited accounted for through shareholders’ equity and the difference between the carrying value and the purchase consideration related to the minority equity interests not held by Mr. O’Brien being recorded as goodwill. Digicel Group Two Limited’s consolidated balance sheet does not recognize this intangible asset. The balance of $0.3 million as of September 30, 2019 relates to a non-consolidated investment held by Digicel Group Limited.

·	Current Assets – Intercompany: The difference of $5.6 million as of September 30, 2019 relates to intercompany balances due from Digicel Group Limited to Digicel Group Two Limited for funds used to settle interest on the 8.250% Senior Notes due 2020 and the 7.125% Senior Notes due 2022.

·	Cash and Restricted Deposits: The difference of $0.1 million on this item as of September 30, 2019 relates to cash held by Digicel Group Limited.

·	Non-Current Liabilities: Digicel Group Limited has $20.7 million of 7.125% Senior Notes due 2022 as of September 30, 2019. These are liabilities of Digicel Group Limited only and not reflected as liabilities of Digicel Group Two Limited.

·	Current Liabilities: Digicel Group Limited has $62.9 million outstanding of 8.250% Senior Notes due 2020 as of September 30, 2019. These are liabilities of Digicel Group Limited only and not reflected as liabilities of Digicel Group Two Limited. Digicel Group Limited also has an interest accrual of $0.7 million related to its Senior Notes as of September 30, 2019.

In light of the fact that, other than the adjustments mentioned above, the consolidated financial statements of Digicel Group Two Limited are substantially similar to Digicel Group Limited, we do not provide its financial information in this offering memorandum.

Differences between Digicel Group Two Limited and Digicel Group One Limited

·	Non-Current Assets: The difference of $7.9 million as of September 30, 2019 includes $4.4 million goodwill and other intangible assets in Boom Financial Inc. (“Boom”) which is a Delaware corporation that operates a mobile banking platform. Boom is categorized as a licensed money service business in the United States and is subject to both U.S. federal and state regulatory requirements. Boom is a direct subsidiary of Digicel Group Two Limited and is not a subsidiary of Digicel Group One Limited. The remainder of the difference of $3.5 million relates to other minority investments that are assets of Digicel Group Two Limited and not of Digicel Group One Limited.

·	Current Assets – Other: The difference of $0.1 million on this item as of September 30, 2019 relates to current assets held by Boom.

·	Current Assets – Intercompany: The difference of $127.5 million relates to intercompany balances due from Digicel Group Two Limited to Digicel Group One Limited for funds used to settle interest on the 8.250% Senior Notes due 2022 and the 9.125% Senior Notes due 2024.

·	Cash and Restricted Deposits: The difference of $0.1 million on this item as of September 30, 2019 relates to cash held by Boom.

·	Non-Current Liabilities: Digicel Group Two Limited has $937.1 million of 8.250% Senior Notes due 2022 and $983.9 million of 9.125% Senior Notes due 2024 as of September 30, 2019. These are liabilities of Digicel Group Two Limited only and not reflected as liabilities of Digicel Group One Limited. The balance of the difference of $47.0 million as of September 30, 2019 relates to the $69.9 million modification loss recognized on the 9.125% Senior Notes due 2024, the $9.8 million PIK interest related to the 9.125% Senior Notes due 2024 which are partially offset by $32.7 million of deferred fees.

·	Current Liabilities: The difference of $44.5 million relates to $35.1 million of accrued interest on the 8.250% Senior Notes due 2024 and the 9.125% Senior Notes due 2024, $3.2 million accrued financing fees and $3.2 million of other creditors. These items are liabilities of Digicel Group Two Limited and not liabilities of Digicel Group One Limited.

In light of the fact that, other than the adjustments mentioned above, the consolidated financial statements of Digicel Group One Limited are substantially similar to Digicel Group Limited, we do not provide its financial information in this offering memorandum.

Differences between Digicel Group One Limited and Digicel Group 0.5 Limited

The consolidated financial information of Digicel Group 0.5 Limited will be substantially identical to that of Digicel Group One Limited, except as indicated below.

·	Non-Current Liabilities: Digicel Group One Limited has $1,000.0 million of 8.250% Senior Notes due 2022 as of September 30, 2019, partially offset by deferred financing fees of $28.9 million.

·	Current Liabilities: Digicel Group One Limited has $4.9 million of accruals for financing fees. These are liabilities of Digicel Group One Limited only and not reflected as liabilities of Digicel Group 0.5 Limited.

·	In the event that a DGL1 Scheme is not consummated, following the implementation of the Reorganization Transactions and related accounting adjustments, Digicel Group 0.5 Limited would also have had a net intercompany payable to Digicel Group One Limited of $379.4 million as of September 30, 2019 arising as a result of the Reorganization Transactions if they had been implemented on September 30, 2019. This intercompany balance will be eliminated as part of the Reorganization Transactions balance between Digicel Group One Limited and Digicel Group 0.5 Limited.

March 31, 2019 Financial Statements

The consolidated financial statements as of March 31, 2019 of Digicel Group Limited differ from those of Digicel Group Two Limited and Digicel Group One Limited, as of March 31, 2019 and will differ from those of Digicel Group 0.5 Limited as indicated below.

	DGL3	Differences from DGL3 to DGL2	DGL2	Differences from DGL2 to DGL1	DGL1	Differences from DGL1 to DGL0.5	DGL0.5
Non-current Assets	3,441.3	(455.1)	2,986.2	(7.8)	2,978.4	-	2,978.4
Current Assets – Other	478.3	-	478.3	(0.1)	478.2	-	478.2
Current Assets - Intercompany	-	42.6	42.6	39.8	82.4	-	82.4
Cash and Restricted Deposits	306.8	(40.0)	266.8	(0.2)	266.6	-	266.6

Total Assets	4,226.4	(452.5)	3,773.9	31.7	3,805.6	-	3,805.6

Non-Current Liabilities	7,180.2	(83.5)	7,096.7	(1.959.6)	5,137.1	(967.4)	4,169.7
Current Liabilities	1,012.7	(0.7)	1,012.0	(56.5)	955.5	(17.3)	938.2
Total Liabilities	8,192.9	(84.2)	8,108.7	(2,016.1)	6,092.6	(984.7)	5,107.9
						-
Total (Deficit)/Equity	(3,966.5)	(368.3)	(4,334.8)	2,047.8	(2,287.0)	984.7	(1,302.3)

Differences between Digicel Group Limited and Digicel Group Two Limited

·	Non-Current Assets: Digicel Group Limited’s consolidated balance sheet as of March 31, 2019 includes goodwill of $454.7 million relating to the acquisition of its shareholding in Digicel Limited. In February 2007, Digicel Group Limited was formed to acquire all the outstanding share capital of Digicel Limited. The acquisition did not result in a change of control as Mr. Denis O’Brien controlled both Digicel Group Limited and Digicel Limited. The acquisition was accounted for as a transaction between entities under common control with the portion of the purchase consideration related to purchasing Mr. O’Brien’s equity interest in Digicel Limited accounted for through shareholders’ equity and the difference between the carrying value and the purchase consideration related to the minority equity interests not held by Mr. O’Brien being recorded as goodwill. Digicel Group Two Limited’s consolidated balance sheets does not recognize this intangible asset. The balance of $0.4 million as of March 31, 2019 relates to a non-consolidated investment held by Digicel Group Limited.

·	Current Assets – Intercompany: The difference of $42.6 million relates to short term intercompany receivable due from Digicel Group Limited to Digicel Group Two Limited and arose primarily due to the cash placed on short term deposit noted below.

·	Cash and Restricted Deposits: The difference of $40.0 million on this item as of March 31, 2019 relates to cash on short term deposit held by Digicel Group Limited.

·	Non-Current Liabilities: Digicel Group Limited has $21.0 million of 7.125% Senior Notes due 2022 and $62.9 million of 8.250% Senior Notes due 2020 as of March 31, 2019 offset by deferred financing fees of $0.4 million. These are liabilities of Digicel Group Limited only and not reflected as liabilities of Digicel Group Two Limited.

·	Current Liabilities: The difference of $0.7 million as of March 31, 2019 relates to accrued interest $21.0 million of 7.125% Senior Notes.

Differences between Digicel Group Two Limited and Digicel Group One Limited

·	Non-Current Assets: The difference of $7.8 million as of March 31, 2019 includes $4.6 million goodwill and other intangible assets in Boom Financial Inc. (“Boom”) which is a Delaware corporation that operates a mobile banking platform. Boom is categorized as a licensed money service business in the United States and is subject to both U.S. federal and state regulatory requirements. Boom is a direct subsidiary of Digicel Group Two Limited and is not a subsidiary of Digicel Group One Limited. The remainder of the difference of $3.2 million relates to other minority investments that are assets of Digicel Group Two Limited and not of Digicel Group One Limited.

·	Current Assets – Intercompany: The difference of $39.8 m relates to short term intercompany receivable due from Digicel Group Two Limited to Digicel Group One Limited.

·	Non-Current Liabilities: Digicel Group Two Limited has $937.1 million of 8.250% Senior Notes due 2022 and $979.0 million of 9.125% Senior Notes due 2024 as of March 31, 2019. These are liabilities of Digicel Group Two Limited only and not reflected as liabilities of Digicel Group One Limited. The balance of the difference of $43.5 million as of March 31, 2019 relates to the $75.0 million modification loss recognized on the 9.125% Senior Notes due 2024 and the $4.9 million PIK interest related to the 9.125% Senior Notes due 2024 which are partially offset by $36.4 million of deferred fees.

·	Current Liabilities: The difference of $56.5 million relates to $34.9 million of accrued interest on the 9.125% Senior Notes due 2024, $18.5 million of financing fee accruals and $3.1 million of other creditors. These items are liabilities of Digicel Group Two Limited and not liabilities of Digicel Group One Limited.

Differences between Digicel Group One Limited and Digicel Group 0.5 Limited

The consolidated financial information of Digicel Group 0.5 Limited will be substantially identical to that of Digicel Group One Limited, except as indicated below.

·	Non-Current Liabilities: Digicel Group One Limited has $1,000.0 million of 8.250% Senior Notes due 2022 offset by deferred financing fees of $32.6 million as of March 31, 2019. These are net liabilities of Digicel Group One Limited only and not reflected as liabilities of Digicel Group 0.5 Limited.

·	In the event that a DGL1 Scheme is not consummated, following the implementation of the Reorganization Transactions and related accounting adjustments, Digicel Group 0.5 Limited would also have had a net intercompany payable to Digicel Group One Limited of $367.7 million as of March 31, 2019 arising as a result of the Reorganization Transactions if they had been implemented on March 31, 2019. This intercompany balance will be eliminated as part of the Reorganization Transactions balance between Digicel Group One Limited and Digicel Group 0.5 Limited.

As a result of the above, after the Reorganization Transactions, the total assets of Digicel Group 0.5 Limited will be the substantially the same as the consolidated total assets of Digicel Group One Limited, and the accumulated deficit of Digicel Group 0.5 Limited will be lower than the consolidated accumulated deficit of Digicel Group One Limited.

All transfers of assets or liabilities arising from the Reorganization Transactions will be carried out at book values as recorded in the financial statements of the relevant entities at the effective date of the Reorganization Transactions. They will be accounted for as transactions among entities under common control and no gains or losses will be recorded in income by any of the entities arising from the Reorganization Transactions.

The level of indebtedness of each entity will differ and depend on the level of participation in the Tender Offers, unless a Scheme is consummated with respect to such indebtedness. The balance outstanding on the Existing DGL2 Notes and Existing DGL1 Notes that are not tendered by holders in the applicable Tender Offer or repurchased by the applicable Existing Notes Issuers in a Scheme will be liabilities of Digicel Group Two Limited and Digicel Group One Limited, respectively.

In light of the fact that, other than the adjustments mentioned above, the consolidated financial statements of Digicel Group 0.5 Limited are substantially similar to Digicel Group Limited, we do not provide its financial information in this offering memorandum. Digicel reports under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and unless otherwise indicated, all financial data and discussions relating thereto in this offering memorandum are based upon financial statements prepared in accordance with IFRS, as issued by the IASB.

Non-IFRS Financial Measures

This offering memorandum contains non-IFRS financial measures of Digicel Group Limited, such as Adjusted EBITDA, Adjusted EBITDA margin, revenue on a Constant Exchange Rate (“CER”) basis, operating free cash flow, operating free cash flow as a percentage of revenue, adjusted operating free cash flow and adjusted operating free cash flow as a percentage of revenue, which are not recognized measures of financial performance or liquidity under IFRS, as issued by the IASB. Digicel defines Adjusted EBITDA for any period to be the sum of its consolidated net (loss)/profit, finance costs, net, share of losses of associates, impairments of investments in and loans to associates and other investments, taxation expense, compensation expenses relating to and costs of the voluntary separation program, restructuring costs, foreign exchange (gain)/loss, share options and employee profit sharing schemes, (gain)/loss on disposal of assets, (gain)/loss on disposal of Subsidiaries, (gain)/loss on disposal of Investments, remediation costs, certain insurance proceeds, impairment of property, plant and equipment and depreciation and amortization. See “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of Adjusted EBITDA to consolidated net (loss)/profit. Digicel defines Adjusted EBITDA margin as Adjusted EBITDA as a percentage of revenue. Digicel analyzes revenue in currencies other than the U.S. dollar which is its reporting currency, on a CER basis, so that revenue growth can be considered excluding movements in foreign exchange rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.” Revenue on a CER basis is calculated by converting revenue in local currency for the relevant period using the prior period’s average foreign exchange rates and comparing to the prior period’s revenue. Digicel defines operating free cash flow as (i) the sum of net cash provided by operating activities, interest received, interest paid, taxation paid, change in operating assets and liabilities, compensation expenses relating to and costs of the voluntary separation program, restructuring costs, foreign exchange (gain)/loss and remediation costs less (ii) Purchase of Property, Plant and Equipment. Digicel defines adjusted operating free cash flow (i) as operating free cash flow less (ii) certain excluded capital expenditures related to rollouts of fiber networks to businesses and homes and the upgrade of acquired cable networks. See “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of operating free cash flow to net cash provided by operating activities and adjusted operating free cash flow to operating free cash flow.

The non-IFRS financial measures presented are not measures of financial performance under IFRS, as issued by the IASB, but measures used by management to monitor the underlying performance of Digicel’s business and operations and, accordingly, they have not been audited or reviewed by independent accountants. Further, they may not be indicative of Digicel’s historical operating results, nor are such measures meant to be predictive of Digicel’s future results. These non-IFRS measures are presented in this offering memorandum because management considers them important supplemental measures of Digicel’s performance and believes that they and similar measures are widely used in the industry in which Digicel operates as a means of evaluating a company’s operating performance and liquidity.

However, not all companies calculate non-IFRS financial measures in the same manner or on a consistent basis. As a result, these measures may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS financial measures contained in this offering memorandum and they should not be considered as a substitute for operating profit, profit for the year, cash flow or other financial measures computed in accordance with IFRS, as issued by the IASB.

Rounding

Certain figures in this offering memorandum, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

Currency

In this offering memorandum, references to “U.S. dollars,” “dollars” or “$” are to U.S. dollars, references to “J$” or “Jamaican dollar” are to the Jamaican dollar, references to “kina” or “PGK” are to the Papua New Guinean kina, references to “TT$” or “Trinidad and Tobago dollar” are to the Trinidad and Tobago dollar and references to “euro” or “€” are to the euro.

Industry and Market Data

This offering memorandum contains historical economic and industry data, and forecasts of such data. This information has been obtained from industry publications, market research and other independent third-party sources. Industry publications generally state that the historical information they provide has been obtained from sources and through methods believed to be reliable, but that they do not guarantee the accuracy and completeness of this information. Similarly, market research, while believed to be reliable, has not been independently verified by the Company. Market and industry statistics are inherently predictive and subject to uncertainty and are not necessarily reflective of actual market or industry conditions. Such statistics are based on market research which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market.

This offering memorandum also contains information about the markets in which the Company operates and its competitive position within those markets, including market size information. The Company is not aware of any exhaustive industry or market reports that cover or address the market for its services and products, partially reflecting the unique nature of the markets in which the Company operates. In assembling the data relating to its markets, the Company has relied on information about the Company and its competitors’ financial performance and information obtained in connection with public tender processes in which the Company has participated. The Company’s management believes that the market share information contained in this offering memorandum, which is largely from internal sources, provides fair and adequate estimates of the size of the markets in which the Company operates and fairly reflects the Company’s competitive position within such markets. However, this information has not been certified by independent experts, and the Company cannot guarantee that a third-party using different methods to assemble, analyze or compile market data would obtain or generate the same results. As a result, potential investors should be aware that the economic and industry data and forecasts and estimates of market data included in this offering memorandum may not be reliable indicators of the Company’s future results.

Population information, gross domestic product (“GDP”) and GDP per capita of a country or market where Digicel has operations have been based on the online version of the CIA World Factbook (“World Factbook”), the United Nations Statistical Database, the French National Institute for Statistics and Economic Studies, the Dutch Central Agency for Statistics, the International Telecommunications Union, GSMA Intelligence (a database of mobile operator data operated by the Groupe Speciale Mobile Association), the Economist Intelligence Unit, Euromonitor, IHS Global Insight and the World Bank.

Mobile market share refers to a share of all mobile subscribers in a particular market. Penetration rates for particular services are derived from third party sources that Digicel believes to be reliable.

In this offering memorandum, references to “Cable TV & Broadband” (also referred to as “Home and Entertainment”), also include (i) cable TV services, Digital Terrestrial Television (“DTT”) and direct-to-home satellite (“DTH”) services in Papua New Guinea and Tonga, (ii) internet protocol television (“IPTV”) services in Jamaica, Trinidad and Tobago, Barbados and Bermuda, (iii) the fixed telephony services and broadband services provided by Bermuda Telephone Company (“BTC”) which was acquired by Digicel on June 1, 2015 and (iv) the services provided by Sky Pacific to 14 islands in the South Pacific, which were acquired by Digicel on April 1, 2016.

References to the Caribbean and Caribbean markets in this offering memorandum should be construed as including Digicel’s operations in the Caribbean, the region that consists of the Caribbean Sea, its islands, and the surrounding coasts, as well as Bermuda, El Salvador, Suriname, Guyana, French Guiana and La Réunion (a French department in the Indian Ocean). References to the South Pacific and South Pacific markets in this offering memorandum should be construed as including Digicel’s operations in the South Pacific, the region that consists of the southern part of the Pacific Ocean, extending southward from the equator, and its regional head office for those operations in Singapore.

Trademarks

Digicel has proprietary rights to trademarks, service marks and trade names used in this offering memorandum, which are important to its business. Solely for convenience, Digicel has omitted the “®” and “™” designations for such trademarks, but such references are not intended to indicate, in any way, that it will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. Each trademark, trade name or service mark of any other company appearing in this offering memorandum belongs to its respective holder.

Important Times and Dates

Please take note of the following important times and dates in connection with the Tender Offers and Solicitations. These dates assume no extension of the Withdrawal Deadline or the Expiration Date.

Date	Time and Calendar Date	Event
Launch Date	April 1, 2020	The commencement of the Tender Offers and Solicitations.

Early Tender Date	5:00 p.m., New York City time, on April 14, 2020, unless extended

The deadline for Eligible Holders to tender Existing Notes of any series in order to be eligible to receive the applicable Total Tender Consideration for Existing Notes accepted for exchange in the Tender Offers.

We reserve the right to extend the Early Tender Date without extending the Withdrawal Deadline.

Withdrawal Deadline	5:00 p.m., New York City time, on April 14, 2020, unless extended	The deadline for Eligible Holders that validly tendered Existing DGL2 2022 Notes, Existing DGL2 2024 Notes or Existing DGL1 2022 Notes to validly withdraw such Existing Notes. By validly withdrawing the tendered Existing Notes, such Eligible Holder will also be deemed to validly revoke their consent to the Proposed Amendments with respect to such Existing Notes and validly revoke the Instructions and Waivers, except in certain limited circumstances as set forth herein.

After the applicable Withdrawal Deadline and before the applicable Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Amendments with respect to Existing Notes of a series, the applicable Existing Notes Issuer and the trustee under the applicable Existing Indenture will execute and deliver a supplemental indenture relating to the Proposed Amendments with respect to the applicable Existing Notes Indenture immediately giving effect to such Proposed Amendments, provided that such Proposed Amendments will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to the applicable series of Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect to the applicable series of Existing Notes.

Waivers and the Proposed Event of Default Amendment will become effective, with respect to an Existing Indenture, upon the receipt of Waivers and consents to the Proposed Event of Default Amendment from Eligible Holders holding the majority of the outstanding aggregate principal amount of the applicable series of Existing Notes, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes, provided that the Reports Waiver, Interest Payment Waiver and Proposed Event of Default Amendment will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to such Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect such Existing Notes.

Early Settlement Date	At our sole election and subject to all conditions to the applicable Tender Offer having been satisfied or waived by us (or being satisfied or waived by us on such settlement date), any time after the Early Tender Date and prior to the Final Settlement Date for such Tender Offer	For Existing Notes validly tendered (and not validly withdrawn) prior to the applicable Early Tender Date, and accepted for exchange, payment of the applicable Total Tender Consideration.

Expiration Date	11:59 p.m., New York City time, on April 28, 2020, unless extended	The deadline for Eligible Holders to tender Existing Notes of any series in order to be eligible to receive the applicable Tender Consideration for Existing Notes accepted for exchange in a Tender Offer and thereby, also consent to the Proposed Amendments, deliver the Instructions and deliver the Waivers.

Final Settlement Date	Promptly after the Expiration Date

For Existing Notes validly tendered after the applicable Early Tender Date (and not validly withdrawn) and accepted for exchange, payment of the applicable Tender Consideration (and payment of the applicable Total Tender Consideration if not paid on the applicable Early Settlement Date for Existing Notes validly tendered (and not validly withdrawn) prior to the applicable Early Tender Date and accepted for exchange).

If the applicable Existing Notes Issuer elects to commence a Scheme with respect to a series of Existing Notes, the Settlement Date will be the date on which the Scheme becomes effective.

Summary

This summary highlights information contained elsewhere in this offering memorandum. It does not contain all the information you need to consider in making your investment decision. You should read carefully this entire offering memorandum, including the “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and Digicel’s financial statements and the related notes included elsewhere in this offering memorandum. This offering memorandum includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, the terms “Digicel” and the “Company” refer to Digicel Group Limited and its subsidiaries, including Digicel Group 0.5 Limited, Digicel Group One Limited and Digicel Group Two Limited, and all references to “we,” “us” and “our” or similar terms refer to Digicel Group 0.5 Limited. The terms “Digicel Group Limited” or “DGL3” refer solely to Digicel Group Limited and not its subsidiaries. The term “DL” refers to Digicel Limited, DGL2’s wholly owned indirect subsidiary, through which Digicel conducts all of its principal operations in the Caribbean. The term “DHCAL” refers to Digicel Holdings (Central America) Limited, a company with operations in Panama in which DGL1 owns a 44.97% interest on a fully diluted basis. The term “DPL” refers to Digicel Pacific Limited (a wholly owned indirect subsidiary of DGL2), through which Digicel conducts all of its operations in the South Pacific. References to the “Caribbean region” and “Caribbean markets” should be construed as including Digicel’s operations in El Salvador, Suriname, Guyana, French Guiana and La Réunion (a French department in the Indian Ocean). Digicel’s fiscal year ends on March 31 and references in this offering memorandum to any specific fiscal year are to the twelve-month period ended March 31 of such year. For example, “fiscal 2019” means the fiscal year that began on April 1, 2018 and ended on March 31, 2019.

Digicel’s Business

Digicel is a leading provider of communications services in the Caribbean and South Pacific regions. It provides a comprehensive range of mobile communications, Business Solutions, Cable TV & Broadband and other related products and services to retail, corporate (including small and midsize enterprises) and government customers.

Digicel has evolved from a pure mobile telecommunications company into a leading integrated communications and entertainment provider. This evolution has included the expansion of Digicel’s product offerings through developing Digicel’s Business Solutions services and entering the Cable TV & Broadband businesses, which have lower penetration rates than the Mobile business in Digicel’s markets. See “Business” for further discussions of Digicel’s business. Digicel focuses on improving its competitive position in each of its markets by providing customers with access to better technology, more innovative products, a superior customer experience and better value compared to Digicel’s competitors.

As of September 30, 2019, Digicel provided mobile communications services to 12.9 million subscribers in 31 markets with an aggregate population of approximately 33.4 million people. Digicel offers HSPA+ or long-term evolution (“LTE”) mobile technology (which Digicel refers to as “4G”) in 31 markets, and, as of September 30, 2019, Digicel holds the number one mobile market position in 21 markets, with a mobile subscriber market share of more than 50% in 20 markets, as determined by internal Company data. Digicel launched mobile services in Jamaica, its first market, in 2001 and became the market leader there within 15 months of launch, based on a strategy that Digicel has since replicated successfully across many of its markets. Digicel’s mobile subscriber base has grown from 0.4 million as of March 31, 2002 to 12.9 million subscribers as of September 30, 2019, representing a compound annual growth rate, or CAGR, of 22.8%.

Digicel has leveraged its market-leading positions, brand, people, networks and distribution channels to expand its service offering to include the provision of Business Solutions to corporate and government customers in the 31 markets in which it provides mobile communications services and La Réunion. More recently, Digicel has expanded its service offering to provide Cable TV & Broadband services to residential customers in 16 markets. As part of this expansion, Digicel launched Fiber-to-the-Home (“FTTH”) networks in Jamaica, Trinidad and Tobago, Barbados and Bermuda. Following damage caused by Hurricanes Irma and Maria to its hybrid fiber-coaxial (“HFC”) networks in Anguilla, Dominica and Turks and Caicos in September 2017, Digicel upgraded its HFC networks in those markets to FTTH and Fiber to the Business (“FTTB”), which brought the number of markets in which it offers FTTH services to eight. In addition, Digicel is developing a range of innovative new products and services to further broaden its communications and entertainment platform and develop additional revenue streams. These products and services include advanced data and content services such as high-quality programming, including international, regional and local sports coverage (some of which is exclusive to Digicel), social media packages, music streaming, video streaming and Digicel’s proprietary mobile applications.

In the six months ended September 30, 2019, Digicel generated total revenue of $1,141.4 million, an operating profit of $240.9 million, a net loss of $156.3 million and Adjusted EBITDA of $493.1 million, representing an Adjusted EBITDA margin of 43.2%, compared to total revenue of $1,151.6 million, an operating profit of $289.0 million, a net loss of $36.0 million and Adjusted EBITDA of $500.8 million, representing an Adjusted EBITDA margin of 43.5%, in the six months ended September 30, 2018. Digicel’s cash flow from operating activities was $163.9 million in the six months ended September 30, 2019 and $174.6 million in the six months ended September 30, 2018. As a percentage of revenue, Digicel’s cash flow from operating activities was 14.4% for the six months ended September 30, 2019 compared to 15.2% for the six months ended September 30, 2018. Digicel’s operating free cash flow was $321.9 million for the six months ended September 30, 2019 and $447.5 million for the six months ended September 30, 2018, which as a percentage of revenue was 28.2% for the six months ended September 30, 2019 and 38.9% for the six months ended September 30, 2018. Digicel’s adjusted operating free cash flow, which excludes certain non-recurring capital expenditures, was $353.4 million for the six months ended September 30, 2019 and $494.3 million for the six months ended September 30, 2018, and as a percentage of revenue was 31.0% and 42.9% for the six months ended September 30, 2019 and 2018, respectively.

In the year ended March 31, 2019, Digicel generated total revenue of $2.3 billion, an operating profit of $479.0 million, a net loss of $287.2 million and Adjusted EBITDA of $960.0 million, representing an Adjusted EBITDA margin of 41.7%, compared to total revenue of $2.4 billion, an operating profit of $454.1 million, a net loss of $219.5 million and Adjusted EBITDA of $1.0 billion, representing an Adjusted EBITDA margin of 41.7% in the year ended March 31, 2018. Digicel’s cash flow from operating activities was $215.0 million in the year ended March 31, 2019 and $247.1 million in the year ended March 31, 2018. As a percentage of revenue, Digicel’s cash flow from operating activities was 9.3% for the year ended March 31, 2019 compared to 10.2% for the year ended March 31, 2018. Digicel’s operating free cash flow was $721.1 million for the year ended March 31, 2019 and $603.3 million for the year ended March 31, 2018, which as a percentage of revenue was 31.3% for the year ended March 31, 2019 and 25.0% for the year ended March 31, 2018. Digicel’s adjusted operating free cash flow, which excludes certain non-recurring capital expenditures, was $833.6 million for the year ended March 31, 2019 and $757.4 million for the year ended March 31, 2018, and as a percentage of revenue was 36.2% and 31.4% for the years ended March 31, 2019 and 2018, respectively.

Digicel uses “Adjusted EBITDA,” “Adjusted EBITDA margin,” “operating free cash flow” and “adjusted operating free cash flow,” which are non-IFRS measures, to illustrate the underlying cash generation of its business and the calculation of these measures is set out in “—Summary Consolidated Financial and Operational Information.” See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as financial measures and “—Summary Consolidated Financial and Operational Information” for a reconciliation of net (loss)/profit to Adjusted EBITDA and Digicel’s cash flow from operating activities to operating free cash flow and adjusted operating free cash flow.

Adjusted EBITDA, Adjusted EBITDA margin, operating free cash flow and adjusted operating free cash flow are not measures of financial performance under IFRS, as issued by the IASB, and, accordingly, they have not been audited or reviewed by Digicel’s independent accountants. Undue reliance should not be placed on the non-IFRS financial measures contained in this offering memorandum and they should not be considered as a substitute for operating profit, profit for the year, cash flow or other financial measures computed in accordance with IFRS, as issued by the IASB. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as non-IFRS financial measures and “—Summary Consolidated Financial and Operational Information” for a reconciliation to the most directly comparable IFRS financial measures.

The illustrations, and corresponding paragraphs, below summarize the markets in which Digicel currently provides mobile communications services:

Caribbean

In the Caribbean, Digicel provides mobile communications services to 10.4 million subscribers in 25 markets with an aggregate population of approximately 24.9 million people as of September 30, 2019.

Turks & Caicos Islands
Bermuda
Cayman Islands
BVI
Anguilla
St. Martin
Barbuda
St. Kitts
& Nevis
Antigua
Monsterrat
Guadeloupe
Jamaica
Haiti
Dominica
Martinique
CARIBBEAN SEA
St. Lucia
Central
America
St. Vincent &
the Grenadines
Barbados
Aruba
Curaçao
Bonaire
Grenada
El Salvador
Trinidad and
Tobago
Guyana
French
Guiana
Suriname

South Pacific

In the South Pacific, Digicel provides mobile communications services to 2.5 million subscribers in six markets with an aggregate population of approximately 8.6 million people as of September 30, 2019.

Competitive Strengths

Digicel believes the following strengths have led to its success to date and will help it maintain its position as a leading provider of communications and entertainment services in its markets:

Digicel’s Leading Mobile Market Positions

Digicel has a mobile subscriber market share, as measured by its mobile subscribers as a percentage of the total mobile subscribers in the market, at or above 50% in 20 of the 31 markets in which Digicel provides mobile services (including a market share of 65% or more in Jamaica, Haiti and Papua New Guinea), in each case, as of September 30, 2019. More than 50% of Digicel’s total mobile voice traffic across its markets, as measured by minutes, is on-net (i.e., calls among its subscribers). This is the most profitable type of mobile voice traffic for Digicel due to the fact that Digicel does not need to pay interconnection fees to third parties. Digicel’s leadership position in its markets minimizes the impact of mobile termination rate reductions. Digicel’s market position, distribution, customer knowledge and segmentation strategy allow it to launch plans and products quickly and access customers with new products and services quickly.

Digicel’s Network

During the three years ended March 31, 2019, Digicel invested $1.3 billion in capital expenditures (including the purchase of intangible assets but excluding acquisitions of businesses), representing 43.6% of Adjusted EBITDA over that period, to create a network infrastructure that it believes will facilitate and provide it with the capacity for future growth across Mobile, Cable TV & Broadband and Business Solutions. With approximately 6,370 cell sites as of September 30, 2019, Digicel provides mobile coverage in all population centers in its markets using either global system for mobile communications (“GSM”), general packet radio services (“GPRS”), Enhanced Data rates for Global Evolution (“EDGE”), or 4G coverage. Approximately 4,476 towers on which these cell sites are situated are owned by Digicel, which significantly reduces payments to third parties in respect of tower leases. In certain circumstances, Digicel evaluates the strategic importance of retaining ownership of such towers and has decided, and may decide in the future, that there is more benefit in entering into national roaming or co-location arrangements with other mobile operators or sale and leaseback transactions with tower operators. For example, Digicel completed the sale and leaseback of 202 towers in El Salvador in March 2017, the sale and leaseback of 215 towers in the French West Indies in December 2017 and the sale and leaseback of 451 towers in Jamaica in September 2018.

The expansion of its 4G coverage is a critical component of Digicel’s strategy, as it believes population-wide mobile coverage through a high-quality network has always been a key differentiator in Digicel achieving leading market positions. Digicel provides 4G coverage in each of its 31 markets through HSPA+ or LTE. Digicel also has significant spectrum positions across all of its markets with over 3.6 billion MHz-pops (defined as the amount of spectrum in Mhz per geography multiplied by the population of the region). This has enabled Digicel to increase its mobile customer base and expand the availability of new data and value-added services (“VAS”), allowing for further expansion of these services. Digicel has sought to optimize its investment in cable broadband technology through fiber network rollouts in certain markets. Digicel has built FTTB networks in certain areas of Haiti, Jamaica, Trinidad and Tobago and Barbados, which it expects to continue to extend. It launched FTTH networks in Jamaica, Trinidad and Tobago and Barbados during the year ended March 31, 2016 and it launched a FTTH network in Bermuda in December 2017. Digicel believes its fiber networks will support the provision of bandwidth intensive services and help ensure the future success of its business. In addition to its investment in capital expenditures, Digicel has also acquired Cable TV & Broadband companies in Anguilla, Nevis, Montserrat, Dominica, Turks and Caicos and Jamaica, and two Cable TV services in Papua New Guinea.

Where Digicel expands organically, it is not encumbered by any legacy networks and typically invests in infrastructure, such as FTTH and FTTB, which it believes will help ensure the long-term future success of its business. Digicel sees a strategic fit in, and synergies from, the combination of mobile, Cable TV and high-speed fiber networks, and it expects to take a disciplined approach to deploying capital to ensure that its infrastructure will allow it to provide a differentiated and competitive service to its customers.

Digicel also acquired a subsea fiber network of 3,000 km connecting many of its Caribbean markets with each other and with the United States and entered into long-term Indefeasible Right of Use (“IRU”) agreements with third parties to secure additional subsea fiber capacity in both the Caribbean and South Pacific. The graphic below depicts Digicel’s owned network and purchased capacity in the Caribbean as of September 30, 2019.

The Digicel Brand

The Digicel brand is one of its most significant assets. Digicel believes it is known, among its subscribers, as a young, vibrant and innovative company that has brought affordable, high-quality communications services to its markets, attracting a loyal clientele and serving areas and populations that have been historically underserved by its competitors. Through the use of extensive marketing tools, Digicel believes it has cultivated the image of a total communications and entertainment provider that successfully challenges the status quo and brings quality services, real choice and value to all market segments. Digicel’s approach is focused on empowering the customer to have control. Over the last two years, Digicel has significantly simplified and consolidated its brand architecture enabling more efficient communication to customers and better protection of brand assets. Digicel is the “masterbrand” with sub-brands in place to support unique customer segments. Digicel’s tailored, but consistent, marketing and branding strategy reflects a global identity, while also applying a localized, grassroots marketing approach to individual communities within each market. Digicel believes its commitment to the communities in which it operates has resulted in a loyal customer base and that this commitment differentiates it from other operators. Throughout the Caribbean, Digicel believes that its brand is one of the most well-regarded mobile telecommunications brands. In Jamaica, for example, Digicel has achieved a Net Promoter Score of 41 for customer satisfaction in 2019, which compares favorably to the industry average Net Promoter Score of 32 for cell phone providers in the United States, according to market research conducted by independent market researchers. In the Pacific, Digicel believes that its brand is equally well regarded. In Papua New Guinea, for example, Digicel has achieved a Net Promoter Score of 63 in 2019, according to market research conducted by independent market researchers.

Digicel’s People

Digicel believes it has successfully developed a unique corporate culture based on entrepreneurship, customer focus and commitment to the communities it serves. As of September 30, 2019, Digicel had approximately 6,099 full-time employees (predominantly non-unionized) across its geographies, with local staff representing approximately 96% of employees. Digicel has a proven track record of success in emerging markets and has developed unparalleled experience in launching and building leadership positions in new markets, as well as successfully integrating acquisitions across its markets. Digicel has a strong, highly experienced and committed team in each of its markets, including expatriates with years of experience in the telecommunications industry and local professionals with deep knowledge of their markets. The executive management team is composed of individuals with the depth and breadth of experience that Digicel believes is necessary to continue to expand its operations, build new networks, launch new products and integrate recent acquisitions as well as potential future acquisitions. Digicel believes its management team has a strong industry track record. Digicel continuously supplements its teams with the resources required to develop new growth areas, such as Cable TV & Broadband, Business Solutions and data monetization. In addition, Digicel’s Chairman, Denis O’Brien, and its Board of Directors have a proven track record in forming and successfully managing telecommunications companies in competitive markets around the world.

Digicel’s Diaspora Platform

In addition to providing its subscribers an ability to top-up their accounts in its markets, Digicel provides, through its Diaspora community initiatives, subscribers and their families the ability to purchase mobile top-up remotely for the use of its subscribers from a wide variety of retail locations, ranging from wire transfer locations to small corner shops in the United States, which has a large immigrant community of Jamaicans and Haitians, and the United Kingdom, which has a large immigrant community of Jamaicans. Digicel has also launched Diaspora sales channels in Canada, France, Dominican Republic, Australia and New Zealand. Digicel’s Diaspora business targets immigrants living in these countries and an estimated remittances market of approximately $19.5 billion. By marketing directly to this diaspora, Digicel can drive international calling and allow these communities to “gift” top-up to people in their markets. To develop Digicel’s Diaspora product, Digicel has established a Miami-based team and marketing presence in New York, Los Angeles, Texas, Virginia, Canada, Dominican Republic and London. Digicel has created a modular system that allows for easy deployment in other geographies. Digicel estimates that its Diaspora business currently has approximately 14,200 directly branded stores. In addition, the Digicel Diaspora top-up app has been downloaded approximately 2.1 million times. The value of recharges or top-ups from Digicel’s Diaspora business has grown from $26.0 million for the year ended March 31, 2010 to $155.5 million for the year ended March 31, 2019, representing a CAGR of 22.0%.

Digicel’s Differentiated Customer Experience

Digicel believes its focus on providing innovative service offerings and superior customer care results in a more rewarding customer experience and a high degree of customer loyalty. Digicel has developed a deep knowledge of its customers which it uses to provide them with attractive features and plans to meet their needs and budgets. Digicel has introduced many innovative products and features to the Caribbean and South Pacific regions, including online bill viewing, rollover minutes, online recharging of prepaid services, bill payment, mobile financial services and higher speed data services. Digicel has been voted “best overall customer service provider” on a consistent basis in Jamaica in a survey conducted by an independent research body. Digicel has extensive customer reach through approximately 7,730 retail locations as of September 30, 2019 (including 424 exclusive stores) and a dealer and distributor network with approximately 211,073 recharge locations. Digicel believes its track record of providing a differentiated and innovative service to its mobile customers will assist it as it expands its product offering to grow related areas including Cable TV & Broadband and Business Solutions. Digicel places a high value on providing its subscribers with quality customer care and support through digital self-service, as well as inbound and outbound calls, web chat and email. The “Digicel 2030” Transformation Program, as described below, has concentrated on a new operating model for customer care and greater flexibility for customers, where increasingly the trend is for subscribers to seek and elect to utilize self-service options. The launch of the My Digicel app, which enables customers to self-service and top up, has proven very successful and has now reached a penetration rate of 14.9% of Digicel’s smartphone data users at September 30, 2019. In addition, multiple “self-service” contact options have been implemented to enable customers to self-service through their preferred contact option, whether that is through interactive voice response (“IVR”), email, web or web chat or other digital channels.

To improve Digicel’s customer interaction model in particular, Digicel will review and transform all “customer journeys” by leveraging digital and advanced analytics tools. These journeys, which relate to the interactions a customer or potential customer has with Digicel from initiation to completion across a range of activities, including discovery, joining the network, usage and renewal, will be evaluated for both retail and corporate customers. A comprehensive customer experience management system has been put in place that tracks and addresses the quality of Digicel’s interactions across all channels (desktop, mobile, live chat, email, contact center, retail, MyDigicel App, Chat Bot, social media, etc.).

Digicel’s Operating Efficiency, Cash Flow and Returns

Digicel’s management team is experienced in the implementation of best practices across each of its markets in order to successfully execute strategies to launch new products and services and reduce costs. Digicel’s continuous focus on streamlining its operations and improving efficiency has contributed to Digicel consistently maintaining its Adjusted EBITDA margins above 40% with an Adjusted EBITDA margin of 43.2% for the six months ended September 30, 2019, 43.5% for the six months ended September 30, 2018, 41.7% for the year ended March 31, 2019 and 41.7% for the year ended March 31, 2018. Digicel’s operational excellence is complemented by its ability to selectively deploy its capital in areas which it believes represent attractive opportunities to generate strong returns over time and increase cash flow conversion. Cash flow from operating activities was $163.9 million in the six months ended September 30, 2019 and $174.6 million in the six months ended September 30, 2018, and $215.0 million in the year ended March 31, 2019 and $247.1 million in the year ended March 31, 2018. As a percentage of revenue, cash flow from operating activities was 14.4% for the six months ended September 30, 2019 compared to 15.2% for the six months ended September 30, 2018, and 9.3% for the year ended March 31, 2019 compared to 10.2% for the year ended March 31, 2018. Digicel’s operating free cash flow was $321.9 million for the six months ended September 30, 2019 and $447.5 million for the six months ended September 30, 2018, which as a percentage of revenue was 28.2% for the six months ended September 30, 2019 and 38.9% for the six months ended September 30, 2018, and $721.1 million for the year ended March 31, 2019 and $603.3 million for the year ended March 31, 2018, which as a percentage of revenue was 31.3% for the year ended March 31, 2019 and 25.0% for the year ended March 31, 2018. As a non-IFRS measure of performance, Digicel calculates operating free cash flow as (i) the sum of net cash provided by operating activities, interest received, interest paid, taxation paid, change in operating assets and liabilities, compensation expenses relating to and costs of the voluntary separation program, restructuring costs, foreign exchange (gain)/loss and remediation costs less (ii) Purchase of Property, Plant and Equipment. When adjusted to exclude capital expenditure relating to rollouts of its fiber networks to businesses and homes and the upgrade of acquired cable networks, Digicel’s adjusted operating free cash flow was $353.4 million for the six months ended September 30, 2019 and $494.3 million for the six months ended September 30, 2018, which as a percentage of revenue was 31.0% for the six months ended September 30, 2019 and 42.9% for the six months ended September 30, 2018, and $833.6 million for the year ended March 31, 2019 and $757.4 million for the year ended March 31, 2018, which as a percentage of revenue was 36.2% for the year ended March 31, 2019 and 31.4% for the year ended March 31, 2018, respectively. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as financial measures and “—Summary Consolidated Financial and Operational Information” for a reconciliation of net (loss)/profit to Adjusted EBITDA and cash flow from operating activities to operating free cash flow and adjusted operating free cash flow.

Digicel’s Strategy

Digicel is focused on being the leading communications and entertainment platform in each of the markets it serves. This has involved maintaining and improving its position in each of its markets by providing its customers with wider mobile coverage, more innovative products and features, a superior customer experience and better value compared to its competitors.

Digicel believes that there are significant synergies from offering a combination of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. In particular, Digicel can leverage its existing brand, people, networks and distribution capabilities to initially support the development of each product line. In addition, the “Digicel 2030” Transformation Program, which is described further below, impacted its strategy at almost every level.

“Digicel 2030” Transformation Program

Across the globe, telecom operators are seeking to benefit from significant technological advances (such as LTE, “big data” and associated analytics) and changing customer needs and behavior, which includes the substitution of voice to data usage and, in turn, increased use of services from largely unregulated global internet companies and Over-The-Top (“OTT”) providers, such as Google, Facebook, Amazon and Netflix.

In this context, Digicel responded with the development and launch of the “Digicel 2030” Transformation Program, which was announced in February 2017 and completed in March 2019. It was composed of three critical areas of focus: its customer-centric approach, its focus on investment in next generation technology and networks and its continuous drive for operating efficiency, which continue to inform its strategy as explained further below. The “Digicel 2030” Transformation Program encompassed a comprehensive and wide scale business transformation agenda across all dimensions of Digicel’s business. Digicel believes that this re-design of its business model and approach to customers combined with the exploitation of next generation technologies is fundamental to ensuring it is well positioned to benefit from the next wave of growth opportunities.

Digicel believes that the “Digicel 2030” Transformation Program will enable Digicel to continue its evolution and further expand into adjacent sectors – including big data, financial services and media solutions in its operating markets.

The goal of the “Digicel 2030” Transformation Program was to ensure that customers feel that they are in control of their communications and entertainment experience and are offered the best services over the most appropriate technology by a business with an efficient and lean organizational structure.

Customer-Centric Approach to Drive Mobile Data Revenues

Following the “Digicel 2030” Transformation Program, Digicel continues to re-build its entire business around its customers and enhancing customer control. A customer-centric approach means that Digicel seeks to put customers at the center of everything that it does. Digicel believes that it will achieve this through an in-depth understanding of its customers and their needs which is enabled by the increased use of customer data (such as the time, location, type and volume of data usage), and increased use of advanced data analytics. Digicel is building a unified customer view of each of its subscribers, with an aggregated representation of the data Digicel holds across multiple databases about its subscribers that will enable Digicel to better understand their behavior in order to better target them with personalized offers. Digicel seeks to augment this approach with machine learning techniques to predict the next best action for it to take with respect to an individual subscriber. Digicel believes this approach facilitates one-to-one marketing, providing the customer with the optimal offer at the appropriate time delivered through the customer’s preferred medium based on in-depth analysis and segmentation of its customer base.

Digicel is continuing to build digital capability aligned around enhanced and integrated apps (including My Digicel), digital sales and service capability (including live chat), which will be supported by the unified customer view as described above. As a result, the customer experience is expected to improve due to sales and service interactions being based on predicted customer preference. In November 2019, a revised and enhanced version of MyDigicel was launched across all markets.

The penetration of apps is a key tool in strengthening the engagement of Digicel’s customer base through better use of direct marketing tools such as video push and in-app notifications. The penetration of the enhanced My Digicel app as a percentage of Digicel’s subscriber base has reached 14.9% at September 30, 2019.

Digicel continuously introduces new, innovative products and services for its customers. This includes developing more advanced data and content services such as social media packages, music streaming and Digicel’s other proprietary applications.

Digicel seeks to continue to be innovative with respect to its offering and capitalize on opportunities presented by increasing structural convergence of fixed line and mobile services and increasing demand for content and applications across both fixed line and mobile. In addition, Digicel will seek to actively drive the digital agenda in its markets by driving the consumption and adoption of its digital content. This will include Digicel’s Mobile business increasingly leveraging assets and content agreements from Digicel’s other business lines (mainly Cable TV and Broadband) to be used through Digicel’s mobile video (e.g., Playgo, SportsMax) and music streaming services (e.g., d’Music) as well as already established services in mobile entertainment (e.g., Newcom) and advertising (e.g., Trend, Loop). All such assets are managed within the same organizational structure to further drive synergies and innovation leveraging existing capabilities.

On February 27, 2019, Digicel announced a partnership agreement with the Turkish telecom operator, Turkcell Iletisim Hizmet (“Turkcell”), which gives Digicel access to Turkcell’s Lifecell platforms. Digicel believes that these platforms and Turkcell’s expertise will provide Digicel with a platform for a digital ecosystem which it believes will accelerate the launch of new digital services. This will include updated versions of its proprietary apps and new apps including messaging and cloud storage, among others.

Digicel believes this partnership is a key component of its continuing evolution into a digital operator and will benefit its customers by giving them access to a digital ecosystem of innovative lifestyle products and services. Digicel believes that this will ultimately drive growth in mobile data revenues.

Mobile data represented 53.1% of mobile service revenue for the six months ended September 30, 2019, compared to 49.0% for the six months ended September 30, 2018, and 49.7% for the year ended March 31, 2019 compared to 46.0% and 41.0% for the years ended March 31, 2018 and 2017, respectively. Digicel believes that there are opportunities for it to continue to grow its mobile data business as its smartphone penetration increases and internet access becomes a more necessary aspect of its customers’ lives.

Across Digicel’s markets, the percentage of Digicel’s overall subscriber base that uses mobile data services has grown from approximately 44.3% as of June 30, 2015 to approximately 63.9% as of September 30, 2019. In addition, average data consumption has grown by 673% from 237 Mbs per subscriber per month for the six months ended September 30, 2015 to 1,835 Mbs per subscriber per month for the six months ended September 30, 2019. Digicel is actively seeking new ways to monetize the growth in data demand across its footprint, and this includes a focus on maximizing Digicel’s share of its consumers’ total expenditure through the increased use of customer segmentation and assisted by the network convergence project described below.

Next Generation Technology and Networks

To date, Digicel believes that it has differentiated itself with its customers by having superior mobile networks that have extensive population coverage and use advanced technologies such as 4G and LTE. In addition, as part of its evolution to a total communications and entertainment provider, Digicel has invested in HFC, FTTH and FTTB networks, both organically and through acquisitions, in order to expand its Cable TV & Broadband offering. Its FTTH and FTTB networks can be used to carry mobile data traffic and to support its Business Solutions services.

As part of the ongoing global network transformation being carried out in partnership with leading global providers of integrated telecommunications solutions, Digicel is rolling out LTE in Digicel’s markets and delivering wider and enhanced 4G coverage. LTE has been deployed in 28 markets as of September 30, 2019. The deployment of LTE Advanced Transmission Mode technology facilitates Digicel subscribers achieving peak speeds of up to 225 Mbps on their handsets. With LTE, Digicel subscribers will benefit from significantly enhanced performance and service in terms of speed, quality and access to features. Digicel believes it is the first mobile operator in the Caribbean and Latin America to achieve Voice over LTE (“VoLTE”) readiness. Digicel plans to implement VoLTE across all markets over time. As VoLTE is implemented in a market, it will allow for the decommissioning of 2G/3G cell sites, letting Digicel reallocate valuable spectrum to offer superior LTE services, driving significant cost savings.

In February 2017, Digicel entered into a multi-year framework agreement with Zhongxing Telecommunications Equipment Corporation of Shenzhen and China and ZTE Kangxun Telecommunications Ltd. of Hi-New Shenzhen,

China (collectively, “ZTE”) as part of its global network transformation and, following the lifting of the denial order in July 2018 by the U.S. Department of Commerce Bureau of Industry and Security, Digicel is working with ZTE to complete the transfer of the remaining equipment to it and, as part of its network modernization process, Digicel is also working with other equipment vendors, including Huawei and Ericsson, who are Digicel’s preferred network technology partners.

Digicel’s network transformation project also includes network convergence to leverage the significant investment made by Digicel in both fiber and wireless technologies. The network convergence project is based on a common standardized design of network infrastructure designed to provide a converged wireless and fixed international multi-access network to enable Digicel to provide wholesale, B2B, government, fiber and wireless connectivity services seamlessly across its markets. Network convergence facilitates a leaner and more efficient service model through standardization of operational processes and support organizations. The network convergence project commenced in October 2017 and is expected to be completed by March 31, 2020.

Furthermore, Digicel initiated the modernization of its voice core and service layer infrastructure, which was completed as of March 31, 2019. This will allow Digicel to provide advanced features and functionality to its customers, supporting unique, personalized service bundles for all customer segments. The incorporation of yield management functionality supports customer segmentation and the creation of offerings that optimize network asset utilization. These initiatives will help sustain Digicel’s competitive position in the market. Digicel is also working to offer converged billing and charging platforms for Mobile, Cable TV and Broadband and Business Solutions customers to support the provision of bundled services to all customers.

Other transformation projects are expected to include the virtualization of the core LTE network, through which Digicel will use technology to decouple the functioning of the network from its physical infrastructure to make it more efficient and agile, and further incremental FTTH and FTTB deployments where commercially viable.

Lean Operating Model

As part of the “Digicel 2030” Transformation Program, Digicel began the re-design of its operating model, which involved the transition from a federated business model to a more centralized model benefiting from the implementation of scalable shared platforms and capabilities.

This model results in the alignment of specialist capabilities with market scale. For example, the major markets (such as Jamaica, Haiti and PNG) will have key functions (such as commercial and network) in those markets. Smaller markets, referred to as “cluster markets,” will be served by regional hubs in each of the Caribbean and the Pacific which house back-office functions and centralized shared service support functions e.g., IT, HR, Finance.

This model should allow for a reduction in the layers of decision-making across both technological and commercial capabilities. Digicel believes that this model will also allow for efficiencies in smaller markets and the development of centers of excellence serving the whole group across support functions such as IT, HR and Finance. This de-layering will permit “front-line” staff in its markets to focus on sales and enhanced service delivery while seeking to ensure that common services and functions leverage more efficient and effective shared capabilities so that resources and investment are prioritized to drive competition and innovation.

As a result, Digicel believes that it will be able to maintain market level agility and speed in adjusting to changes of external circumstances while maintaining focus on strategic priorities of the business. This marketing and shared services model has generated significant efficiencies to date and a core principle of Digicel’s approach is to simplify and digitalize all possible processes. In parallel, Digicel is also making investments in additional expertise in key growth areas such as Data, Content and Business Solutions and additional global capabilities in areas such as procurement.

As noted above, this marketing and shared services model has generated significant efficiencies and requires a reduced level of staffing by leveraging common scalable platforms and capabilities. Digicel has implemented numerous initiatives under the program including, for example, the reduction of customer call centers in the Caribbean from over 25 to six, the consolidation and outsourcing of certain finance activities to a third party in

India, and the launch of a Voluntary Separation Program in March 2017 targeting a reduction of approximately 1,300 employees. After the announcement of the Voluntary Separation Program in March 2017, headcount was reduced by 2,149 employees through September 30, 2019.

Digicel continues to refine its operating model to ensure it is fit for purpose and that its markets have access to the resources needed to implement its strategies.

Digicel recognized one-off restructuring costs (including voluntary separation and employee termination costs) of $55.4 million in connection with the “Digicel 2030” Transformation Program in the year ended March 31, 2019. As noted above, the program was completed in March 2019, and as a result, no such costs were recognized in the six months ended September 30, 2019.

The other key elements of Digicel’s strategy include:

Leverage Digicel’s Platforms to Promote Growth of Digicel’s Business Solutions Unit

Digicel seeks to grow its revenue from information and communications technology (“ICT”) services through its Business Solutions unit. It believes that this is a growing business in its markets where businesses are beginning to see the benefits of increased investment in ICT. The mobile markets in which Digicel operates have reached comparable levels of mobile penetration with more developed markets and, similarly, Digicel expects the level of demand for ICT in its markets to increase.

Management believes next generation wireless and fiber network infrastructures, where present, ideally position Digicel to service increasing demand arising from corporate (including small and midsize enterprises) customers and government entities and to benefit from the convergence of fixed and mobile usage. Digicel’s Business Solutions unit has a particular focus on high-margin, recurring long-term corporate and government contracts.

Telecommunications and Business Solutions services to corporations (including small and midsize enterprises) represent a significant market worldwide. For example, according to McKinsey & Company (“McKinsey”), the estimated revenues for calendar year 2015 generated by the combination of Business to Business Information Technology (“IT”) Services and Business to Business Telecommunications services (in aggregate, the types of services Digicel provides in its Business Solutions business) were, as a percentage of GDP, approximately 3.0% in the U.S. and Canada, 2.6% in Western Europe, 2.6% in the Middle East and Africa and 1.8% in Latin America.

Digicel’s Business Solutions unit leverages its brand, market knowledge, networks, distribution and tailored solutions to stimulate demand among local businesses and government entities in its markets and develops their understanding of ICT and the benefits it can provide to their operations. Since rolling out its Business Solutions services, Digicel believes it has, in some instances, expanded the target market by offering high-quality products and services that were previously unavailable or unaffordable within its markets. Digicel provides services such as voice and data connectivity, cloud computing services, cloud hosted unified communications, managed networking and security services, services related to the Internet of Things (“IOT”) and networking and mobility solutions to government entities and corporations (including small and midsize enterprises) in all of its markets. To support the expansion of its Business Solutions business, Digicel had 709 professionals in this business area as of September 30, 2019. Business Solutions revenue represents high margin business and, in addition to its FTTB networks, the Business Solutions services can leverage Digicel’s other infrastructure in undersea and other fiber networks.

Explore Investment Opportunities

With its proven track record of launching in new markets and integrating acquired operations, Digicel seeks to generate value through a disciplined acquisition strategy and proven integration capabilities. Digicel deploys capital across its portfolio through value enhancing acquisitions with the aim of generating strong cash flow and operational synergies. Digicel seeks to create value by implementing operational improvements and leveraging economies of scale and scope, as well as pursuing in-market consolidation and attractive diversification with Business Solutions, Cable TV & Broadband, and digital opportunities. Digicel’s decision to enter into a new market or invest in new revenue streams and technology is based on, among other factors, an in-depth evaluation of the size of the market, penetration levels, communications infrastructure, economic and regulatory environment, strength of existing service providers and its ability to obtain an attractive return on its investment. In addition, Digicel has sought to explore opportunities in certain markets in which Digicel does not have a mobile operating license but which have similar characteristics to its current markets. Consistent with this strategy, Digicel continually explores and engages in discussions concerning potential acquisitions, some of which may be material.

The Digicel Foundations

Among the charitable organizations through which Digicel provides ongoing support to local communities are the Digicel Foundations. The Digicel Foundations are nonprofit organizations that distribute and utilize funds on a charitable basis for the sole purpose of building communities and community spirit in the countries of Jamaica (founded in 2004), Haiti (founded in 2007), Papua New Guinea (founded in 2008) and Trinidad and Tobago (founded in 2012). These foundations are administered by a separate management team and report to their own board of directors. The Digicel Foundations focus particularly on youth-oriented programs with a particular focus on education and special needs as well as projects that encourage self-sufficiency in the local community. To this end, the Digicel Foundation in Haiti has built approximately 179 schools across the country, and the Digicel Foundation in Papua New Guinea has built approximately 558 classrooms as well as funding 43 health projects across the country. Digicel’s operating companies in these markets make annual donations to their local Digicel Foundation. The Digicel Foundations also raise funds from other sources. Many of Digicel’s employees work with the Digicel Foundations and serve on their boards to assist communities by contributing their time, expertise and leadership to projects in the local community. Digicel believes these initiatives have strengthened its ties with the local communities in these markets.

Recent Developments

Preliminary Results for the Quarter Ended December 31, 2019

The financial data for the quarter ended December 31, 2019 presented below are preliminary based on an initial review of Digicel’s operations for the quarter ended December 31, 2019 and are subject to change. Actual results could differ from these preliminary results following the completion of quarter-end closing procedures, final adjustments and other developments arising between now and the time that Digicel’s financial results are finalized, and such changes could be material. The financial data presented below have been prepared by, and are the responsibility of, Digicel’s management. Digicel’s independent accountants, PricewaterhouseCoopers, have not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers does not express an opinion or any other form of assurance with respect thereto. Digicel’s historical results are not necessarily indicative of the results that may be expected in the future.

Total revenues for the quarter ended December 31, 2019 were $574.1 million, compared to $578.0 million for the quarter ended December 31, 2018, representing a decrease of $3.9 million or 0.7%. On a CER basis, revenue was $17.4 million, or 3.0%, higher over the same period. Revenues decreased primarily due to the impact of adverse foreign exchange movements, with Haiti in particular being negatively impacted. Excluding the impact of adverse foreign exchange movements revenue increased across Mobile, Business Solutions and Cable TV & Broadband. On a CER basis, Mobile revenues in the quarter ended December 31, 2019 increased by $9.6 million or 2.3% as growth in mobile data revenue more than offset the decline in mobile voice revenue. Mobile revenues for the quarter ended December 31, 2019 were $408.1 million, compared to $417.2 million for the quarter ended December 31, 2018, representing a decrease of 2.2%. Data revenues for the quarter ended December 31, 2019 were $220.3 million, compared to $210.2 million for the quarter ended December 31, 2018, representing an increase of 4.8%. ARPU per month was $10.6 for the quarter ended December 31, 2019, compared with $10.2 for the quarter ended December 31, 2018. On a CER basis, ARPU increased by $0.9 or 8.7% over the same period due to the effects of the pricing strategy for mobile services implemented over recent quarters.

Adjusted EBITDA for the quarter ended December 31, 2019 amounted to $250.6 million compared to $240.9 million in the quarter ended December 31, 2018, representing an increase of $9.7 million or 4.0%. Adjusted EBITDA in the quarter ended December 31, 2019 included a $18.2 million benefit as a result of Digicel’s adoption of the IFRS16 accounting standard on April 1, 2019. This benefit was partially offset by the adverse foreign exchange movements noted above which had a $14.6 million impact in the quarter ended December 31, 2019. The balance of the increase in Adjusted EBITDA of $5.9 million in the quarter ended December 31, 2019 is largely attributable to the increase in revenue noted above. Digicel’s churn rate was 4.6% for the quarter ended December 31, 2019, down from 4.8% for the quarter ended December 31, 2018, which reflects increased churn in Haiti, Papua New Guinea and El Salvador that was more than offset by decreased churn in other markets. Operating profit for the quarter ended December 31, 2019 was $123.1 million, compared to $148.8 million for the quarter ended December 31, 2018, and included a charge of $118.3 million for depreciation and amortization for the quarter ended December 31, 2019 compared to $107.9 million for the quarter ended December 31, 2018.

Net cash generated from operating activities increased by $77.2 million from the corresponding prior year period to $47.2 million for the quarter ended December 31, 2019 and capital expenditures decreased by $37.1 million from the corresponding prior year period to $75.5 million for the quarter ended December 31, 2019.

Digicel’s operating free cash flow, when calculated as a non-IFRS measure equal to Adjusted EBITDA less expenditure on property, plant and equipment and intangibles (net of insurance proceeds), was $478.9 million for the nine months ended December 31, 2019, compared to $466.0 million for the nine months ended December 31, 2018. As a percentage of revenue, operating free cash flow using the same metric was 27.8% for the nine months ended December 31, 2019 and 27.2% for the nine months ended December 31, 2018.

Digicel’s total debt as of December 31, 2019 was $7.0 billion and its ratio of total debt to Adjusted EBITDA was 7.0x for the twelve months ended December 31, 2019. For the avoidance of doubt, the aforementioned total debt numbers reflect gross debt before deferred financing fees, leases and accrued interest and do not include the notes offered hereby or license fees.

Digicel held unrestricted cash and cash equivalents of $83.4 million as of December 31, 2019 compared with $71.3 million as of December 31, 2018.

DL Tender Offers

On April 1, 2020, Digicel Limited (“DL”) commenced two separate tender offers to purchase (i) any and all of DL’s 6.00% notes due 2021 (the “DL 2021 Notes”) for (x) additional senior secured notes (the “Additional DIFL Secured Notes”) to be issued by Digicel Holdings (Bermuda) Limited (“Holdings”), Digicel Limited’s direct wholly owned subsidiary, and DIFL, Holdings’ direct wholly owned subsidiary, as co-issuers, (y) new unsecured notes (the “New DIFL Unsecured Notes”) to be issued by Holdings and DIFL, as co-issuers, and (z) new subordinated notes (the “New DIFL Subordinated Notes”) to be issued by Holdings and DIFL, as co-issuers (such tender offer, the “DL 2021 Tender Offer”), and (ii) any and all of DL’s 6.75% notes due 2023 (the “DL 2023 Notes” and, together with the DL 2021 Notes, the “Existing DL Notes”) for new notes to be issued by DL (the “New DL Notes” and together with the Additional DIFL Secured Notes, New DIFL Unsecured Notes and New DIFL Subordinated Notes, the “New DL Tender Offer Notes”) (such tender offer, the “DL 2023 Tender Offer” and together with the DL 2021 Tender Offer, the “DL Tender Offers”). Assuming 100% participation in the DL 2021 Tender Offer prior to the early tender date, holders of DL 2021 Notes would receive $482 principal amount of Additional DIFL Secured Notes, $244 principal amount of New DIFL Unsecured Notes and $197 principal amount of New DIFL Subordinated Notes per $1,000 principal amount of DL 2021 Notes. Assuming 100% participation in the DL 2023 Tender Offer prior to the early tender date, holders of DL 2023 Notes would receive $850 principal amount of New DL Notes per $1,000 principal amount of DL 2023 Notes.

The Additional DIFL Secured Notes will form part of the same series as the existing DIFL Secured Notes (as defined below) and holders of such notes will vote and be treated together as a single class for purposes of the indenture governing the DIFL Secured Notes. See “Description of Other Indebtedness” for additional details regarding the DIFL Secured Notes. The New DIFL Unsecured Notes will be unsecured obligations of DIFL and Holdings, rank equally in right of payment with all existing and future unsubordinated indebtedness of DIFL and Holdings and will be effectively subordinated to all existing and future secured indebtedness of DIFL to the extent of the value of the assets securing such indebtedness. The New DIFL Subordinated Notes will be unsecured obligations of DIFL and Holdings and will be subordinated in right of payment to all of senior indebtedness of DIFL and Holdings. The Additional DIFL Secured Notes, the New DIFL Unsecured Notes and the New DIFL Subordinated Notes will be structurally subordinated to all debt and other liabilities of DIFL’s subsidiaries that do not guarantee such notes. Each of DIFL’s subsidiaries that are obligors or guarantors under the DIFL Facility (as defined herein) will guarantee the New DIFL Unsecured Notes. Each of DIFL’s subsidiaries that are obligors or guarantors of the DL 2023 Notes will guarantee the New DIFL Subordinated Notes. The New DL Notes will be unsecured obligations of DL, rank equally in right of payment with all existing and future unsubordinated indebtedness of DL, and be structurally subordinated to all debt and other liabilities of DL’s subsidiaries that do not guarantee the New DL Notes. Each of DL’s subsidiaries that are obligors or guarantors of the DL 2023 Notes will guarantee the New DL Notes on a subordinated basis.

If DL receives valid tenders not validly withdrawn from eligible holders holding at least 75% of the outstanding principal amount of any series of Existing DL Notes, DL reserves the right to promote a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda in respect of such series of Existing DL Notes providing substantially the same or better economic terms (as determined by the Attorney-in-Fact in its discretion acting in good faith) than those terms set forth in the offer to purchase dated April 1, 2020 issued in connection with the DL Tender Offers, as may be amended or supplemented (each, a “DL Scheme”).

DL is also soliciting (i) consents from holders of the Existing DL Notes to effect certain proposed amendments to the indentures governing the Existing DL Notes and (ii) waivers from holders of the Existing DL Notes in respect of (x) any default or event of default under the indentures governing the Existing DL Notes that might occur as a result of Digicel Limited’s electing to pursue any DL Scheme and (y) the obligation to furnish financial statements under indentures governing the Existing DL Notes for a period of 90 days following the relevant deadlines as set forth in such indentures, in each case upon the terms and subject to the conditions set forth in the offer to purchase dated April 1, 2020 and the related letter of transmittal dated April 1, 2020 issued in connection with the DL Tender Offers, each as may be amended or supplemented.

This offering memorandum is not an offer to purchase, nor the solicitation of an offer to sell, any of the Existing DL Notes, and this offering memorandum is not an offer to sell, nor the solicitation of an offer to buy, the New DL Tender Offer Notes.

Equity Contribution by Denis O’Brien

Denis O’Brien, the Group’s founder, has committed to cause DIL, an entity controlled by him, to, and DIL has committed to, contribute $50.0 million in aggregate consideration comprised of $25.0 million in cash as well as ordinary shares and shareholder loans (the “Consideration Securities”) of Onnut Ventures Limited (“Onnut”), which represents all of Onnut’s outstanding issued share capital and outstanding shareholder loans, in exchange for 50 million ordinary shares issued by DGL0.5, in the event that a DGL1 Scheme is consummated (the “Founder Equity Contribution”). Onnut’s only material asset is Digicel’s headquarters in Jamaica, which it indirectly owns through its wholly owned subsidiary, Onnut Property Holdings (Jamaica 1) Limited, free and clear of any liens, other than an approximately $26.7 million mortgage, which is also secured with a pledge of the Consideration Securities. Immediately following the Founder Equity Contribution, DGL0.5 will contribute Onnut Ventures Limited to DL.

Proceedings with Orange in the French West Indies

See “Business—Legal Proceedings” for an overview of the proceedings with Orange in the French West Indies. Digicel filed proceedings in the Court of Appeal for a declaration that compound rather than simple interest is required under the terms of the Commercial Court judgment. Those proceedings were heard on October 4, 2018 and judgment was given on October 10, 2018. The Court declined to issue the declaration sought by Digicel, leaving the issue to be determined in the substantive appeal hearing, which was held on January 16, 2019 with a decision expected in the first half of 2020.

Coronavirus Pandemic (“COVID-19”)

Digicel is providing an update regarding the ongoing COVID-19 pandemic. There have been confirmed cases of COVID-19 in a majority of Digicel’s markets. The ultimate magnitude of COVID-19, including the extent of its impact on Digicel’s financial and operating results, which could be material, will be determined by the length of time that the pandemic continues, its effect on the demand for Digicel’s communications services, as well as the effect of governmental regulations imposed in response to the pandemic.

As COVID-19 continues to spread, Digicel is taking a variety of measures to ensure the availability of its communications services, promote the safety and security of its employees and support the communities in which it operates. The extent to which the COVID-19 impacts Digicel’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information, which may emerge concerning the severity of COVID-19 and the actions to contain the pandemic or treat its impact, among others. See “Risk Factors—Risks Relating to Digicel’s Business, Technology and Competition—Outbreaks of disease, such as the COVID-19 pandemic, may cause a material adverse impact on Digicel’s business and operations.”

Digicel is continuing to respond to this global crisis through comprehensive measures to protect its employees while fulfilling its vital role in providing communications services to its customers. Above all else, Digicel is committed to the safety and well-being of its employees and is doing whatever possible to ensure that its facilities and operations follow the highest standards of safety and hygiene. At the same time, Digicel and its employees remain committed to meeting the needs of customers and the communities in which it operates.

Corporate Reorganization and Group Structure

Pursuant to the terms of a corporate reorganization that will be completed in connection with the Tender Offers or related Schemes, DIL, (an affiliate of Digicel) controlled by Denis O’Brien, the Group’s founder, formed Digicel Group 0.5 Limited as a wholly owned direct subsidiary.

If we elect to consummate the DGL1 Tender Offer, (i) DIL’s interest in Digicel Group 0.5 Limited will be contributed and/or transferred for nominal value to Digicel Group One Limited and (ii) Digicel Group One Limited’s interest in DPL, DL, DHCAL and certain other subsidiaries will be contributed to Digicel Group 0.5 Limited upon settlement of the Tender Offers. If instead Digicel Group One Limited elects to promote a DGL1 Scheme, Digicel Group 0.5 Limited will purchase all of the assets of Digicel Group One Limited, including its interest in DPL, DL, DHCAL and certain other subsidiaries, in exchange for refinancing the debt of Digicel Group One Limited through the issuance of the New Notes in consideration for cancellation of the relevant series of the Existing Notes pursuant to and upon settlement of the DGL1 Scheme (in either case, the “Reorganization Transactions”). In addition, in the event that a DGL1 Scheme is consummated, DIL will make the Founder Equity Contribution substantially concurrently with the consummation of the DGL1 Scheme.

The chart below depicts Digicel Group 0.5 Limited’s simplified corporate structure after giving effect to the Reorganization Transactions, the Founder Equity Contribution, the DL Tender Offers, assuming the conditions set forth in such DL Tender Offers are satisfied, and the Tender Offers, assuming the Minimum Participation Conditions and Consent Conditions are satisfied prior to the Early Settlement Date. This chart is for illustrative purposes only and does not represent all legal entities that are direct and indirect subsidiaries of Digicel Group 0.5 Limited. Unless the context otherwise requires, we refer to entities herein according to their names following the Reorganization Transactions.

Group Structure(1)

(1)	The chart above depicts DGL0.5’s pro forma simplified corporate structure as of September 30, 2019 after giving effect to the Reorganization Transactions and assuming 100% participation in the Tender Offers and DL Tender Offers, in each case, prior to the applicable early tender date, the Consent Conditions are satisfied and the Founder Equity Contribution has occurred.

(2)	Represents DGL0.5’s consolidated ownership on a fully diluted basis including shares held through DL.

(3)	Does not show minority interests in Caribbean operations or Pacific operations.

(4)	Digicel Pacific Limited will guarantee the New DGL0.5 Secured Notes.

Digicel’s Markets

Digicel operates across a diverse range of markets, products, demographics, regulatory regimes and currencies, which has reduced its dependence on any individual operation.

In the six months ended September 30, 2019, its operations in Jamaica, Haiti, Papua New Guinea, Trinidad and Tobago and the French West Indies contributed 61.0% of its total revenue (15.6%, 12.0%, 15.1%, 11.7% and 6.6%, respectively) and its remaining markets contributed 39.0% of its total revenue. In the year ended March 31, 2019, its operations in Jamaica, Haiti, Papua New Guinea, Trinidad and Tobago and the French West Indies contributed 61.7% of its total revenue (15.2%, 13.4%, 15.0%, 11.0% and 7.1%, respectively) and its remaining markets contributed 38.3% of its total revenue.

The following table shows certain information for each of the markets in the Caribbean and South Pacific regions in which Digicel provides mobile telecommunications services. The markets are listed in the order of the date in which Digicel entered each market(1).

Market	Estimated Population (in thousands)(2)	GDP Per Capita ($)(3)	Estimated Fixed Line Penetration (%)(4)	Estimated Fixed Broadband Penetration (%)(5)	Estimated Mobile Penetration (%)(6)	Number of Mobile Operators (8)	Digicel’s Mobile Market Share (%)(8)	Digicel’s Mobile Market Position (8)
Jamaica	2,812	5,252	40	31	101	2	66	1
St. Lucia	166	10,187	56	49	102	2	71	1
St. Vincent and the Grenadines	102	7,708	49	72	96	2	59	1
Aruba	117	23,161	94	51	135	2	37	2
Grenada	112	9,973	108	74	102	2	66	1
Barbados	293	17,023	137	105	123	3	57	1
Cayman Islands	60	37,743	138	124	152	2	50	1
Curaçao	150	37,273	105	84	116	2	54	1
Anguilla	17	10,068	114	95	182	2	54	1
Dominica	74	7,524	48	42	106	2	49	2
St. Kitts and Nevis	53	18,156	83	42	148	2	41	2
Antigua and Barbuda	96	15,895	70	26	193	3	50	1
Bermuda	71	86,082	58	60	103	3	50	1
French Guiana	282	16,950	63	65	101	3	28	2
Guadeloupe	391	26,026	150	86	176	3	28	2
Martinique	376	25,730	112	80	141	3	28	2
Trinidad and Tobago	1,216	18,741	77	82	140	2	54	1
Haiti	10,788	798	0	1	58	2	72	1
Bonaire	19	22,604	n/a	n/a	167	4	71	1
Turks and Caicos	54	18,937	24	n/a	118	2	59	1
El Salvador(7)	6,187	4,010	48	27	147	4	26	2
Guyana	741	4,808	62	29	83	2	61	1
Suriname	598	5,718	60	48	140	2	44	2
British Virgin Islands	36	28,713	53	40	198	3	54	1
Montserrat	5	11,281	128	116	101	2	41	2
Samoa	201	4,178	29	6	64	2	71	1
Papua New Guinea	7,027	2,820	11	1	30	2	91	1
Tonga	106	4,276	82	17	106	2	58	1
Vanuatu	288	3,020	8	8	80	2	65	1
Fiji	926	5,280	38	6	118	2	32	2
Nauru	10	11,762	104	52	95	2	95	1
Total	33,413

(1)	The information contained in the table above is sourced from the online version of the CIA World Factbook, the United Nations Statistical Database, the French National Institute for Statistics and Economic Studies, the Dutch Central Agency for Statistics, the International Telecommunications Union (“ITU”), GSMA Intelligence (a database of mobile operator data operated by the GSM Association), TeleGeography GlobalComms Database, the World Bank, Euromonitor and SNL Kagan. Digicel operates in developing economies where official information, particularly about GDP, may not reflect all economic activity and the information in the table should be read in conjunction with other information relating to the markets in which Digicel operates contained in this offering memorandum. The information provided, particularly mobile penetration data, fixed line penetration data and broadband penetration data, should be used as an indication of each country’s economic climate and level of penetration and not as absolute figures, since such information is subjective and cannot be measured with complete accuracy.

(2)	Source: Online edition of the CIA World Factbook available at September 30, 2019, except for French Guiana, Guadeloupe, Martinique and Bonaire. The information presented above for French Guiana, Guadeloupe and Martinique is obtained from the French National Institute for Statistics and Economic Studies. The information presented above for Bonaire is obtained from the Dutch Central Agency for Statistics.

(3)	Source: Online edition of the CIA World Factbook except for French Guiana, Guadeloupe, Martinique, Bonaire, Turks and Caicos and Montserrat. The GDP per capita is calculated by dividing the total GDP for each market (i.e., the “GDP (official exchange rate)” displayed in the online CIA World Factbook) by that market’s total population. The GDP information presented for French Guiana, Guadeloupe and Martinique is obtained from the French National Institute for Statistics and Economic Studies and assumes an exchange rate of $1.12 per €1. This GDP data is divided by the population figure from (1) above. The GDP information presented for Bonaire is obtained from the Dutch Central Agency for Statistics. This GDP data is divided by the population figure from (1) above. The GDP information presented for Turks and Caicos and Montserrat, is from the United Nations National Accounts Statistics Main Aggregates and Detailed Tables, 2019. This GDP data is divided by the population figure from (1) above.

(4)	Source: Estimated fixed line penetration is based on the estimated number of subscribers in the market divided by the estimated number of households in the market. The subscriber figures are sourced from ITU 2018 data, except for Curaçao, French Guiana, Guadeloupe and Martinique. For Curaçao, the subscriber figure is from the World Bank, World Development Indicators database (i.e., fixed telephone subscriptions). For French Guiana, Guadeloupe and Martinique the subscriber figures are from the most recently available ITU data. No data was available for Bonaire. The household data was sourced from either Euromonitor or online editions of official reports from the governments of each country for all countries except Bermuda. The household data presented for Bermuda is based on internal Digicel information as of March 31, 2019.

(5)	Source: Estimated fixed broadband penetration is based on the estimated number of subscribers in the market divided by the estimated number of households in the market. The subscriber figures are sourced from ITU 2018 data, except for Curaçao, French Guiana, Guadeloupe and Martinique. For Curaçao, the subscriber figure is from the World Bank, World Development Indicators database (i.e., fixed broadband subscriptions). For French Guiana, Guadeloupe and Martinique, the subscriber figures are from TeleGeography GlobalComms Database. No data was available for Bonaire and Turks and Caicos. The household data was sourced from either Euromonitor or online editions of official reports from the governments of each country for all countries except Bermuda. The household data presented for Bermuda is based on internal Digicel information as of March 31, 2019.

(6)	Source: ITU 2018 data, except for Curaçao, French Guiana, Guadeloupe, Martinique, Bonaire and TCI. For Curaçao, data from the World Bank, World Development Indicators database is presented (i.e., Mobile Cellular subscriptions per 100 people). For French Guiana, Guadeloupe, Martinique, Bonaire and TCI, the data presented is from GSMA Intelligence.

(7)	In El Salvador, management believes that the actual mobile penetration is lower than the 147% reported in ITU’s 2018 data as other operators in this market use a different definition of active subscribers. See “Industry and Market Data.”

(8)	The data presented is based on internal Digicel information as of September 30, 2019.

Furthermore, as of September 30, 2019, Digicel held a 44.97% interest on a fully diluted basis in Digicel Holdings (Central America) Ltd. (“DHCAL”), which has operations in Panama.

Corporate Information

Digicel is an exempted company with limited liability incorporated under the laws of Bermuda on February 5, 2007 and registered with the Registrar of Companies in Bermuda under registration number 39547. Digicel’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and Digicel’s telephone number is +1 (441) 500-0099. Digicel’s website is www.digicelgroup.com. Information contained on or accessible through its website is not a part of this offering memorandum, and the inclusion of its website address in this offering memorandum is an inactive textual reference only.

Summary of the Tender Offers and Solicitations

The following is a brief summary of certain terms of the Tender Offers and Solicitations. It may not contain all the information that is important to you. For additional information regarding the Tender Offers, Solicitations and the New Notes, see “Description of the Tender Offers, Solicitations and Schemes,” “Description of the Convertible Notes,” “Description of the New DGL0.5 Unsecured Notes” and “Description of the New DGL0.5 Secured Notes.” References to “we” in this summary refer to Digicel Group Two Limited, Digicel Group One Limited or Digicel Group 0.5 Limited, as the context requires.

Existing Notes	$937,149,000 aggregate principal amount of 8.250% Senior Notes due 2022 of DGL2 (the “Existing DGL2 2022 Notes”), $993,015,769 aggregate principal amount of 9.125% Senior Cash Pay/PIK Notes due 2024 of DGL2 (the “Existing DGL2 2024 Notes,” and together with the Existing DGL2 2022 Notes, the “Existing DGL2 Notes”) and $1,000,000,000 aggregate principal amount of 8.250% Senior Notes due 2022 of DGL1 (the “Existing DGL1 Notes,” and together with the Existing DGL2 Notes, the “Existing Notes”).
New Notes Offered	Up to $400 million aggregate principal amount of 8.0% Senior Cash Pay/PIK Notes due 2025 issued by Digicel Group 0.5 Limited (the “New DGL0.5 Unsecured Notes”), up to $941 million aggregate principal of 10.0% Senior Cash Pay/PIK Notes due 2024 issued by Digicel Group 0.5 Limited (the “New DGL0.5 Secured Notes”) and up to $200 million aggregate principal amount of 7.00% PIK Perpetual Convertible Notes issued by Digicel Group 0.5 Limited (the “Convertible Notes,” and together with the New DGL0.5 Unsecured Notes and the New DGL0.5 Secured Notes, the “New Notes”).
Tender Offers	We are offering (i) Eligible Holders of Existing DGL2 2022 Notes the opportunity to exchange any and all of their Existing DGL2 2022 Notes for Convertible Notes and New DGL0.5 Unsecured Notes, (ii) Eligible Holders of Existing DGL2 2024 Notes the opportunity to exchange any and all of their Existing DGL2 2024 Notes for Convertible Notes and New DGL0.5 Unsecured Notes and (iii) Eligible Holders of Existing DGL1 Notes the opportunity to exchange any and all of their Existing DGL1 Notes for New DGL0.5 Secured Notes, upon the terms and subject to the conditions set forth in this offering memorandum and the related letter of transmittal. Eligible Holders of Existing Notes will be eligible to receive the applicable Total Tender Consideration set forth under “—Total Tender Consideration” below for Existing Notes validly tendered at or before the applicable Early Tender Date and not validly withdrawn at or before the applicable Withdrawal Deadline. For Existing Notes validly tendered after the applicable Early Tender

Date and at or before the applicable Expiration Date, Eligible Holders of such Existing Notes will be eligible to receive the applicable Tender Consideration set forth under “—Tender Consideration” below. The Total Tender Consideration includes an Early Tender Premium in an amount set forth under “—Early Tender Premium” below.
Purpose of the Tender Offers and the Solicitations	The purpose of the Tender Offers is to refinance and recapitalize certain of the DGL2’s and DGL1’s indebtedness. The purpose of the Consent Solicitations is to adopt the Proposed Amendments. The purpose of the Waiver Solicitations is to receive (i) waivers in respect of any default or event of default as defined in Section 6.01 of each Existing Indenture that might occur as a result of (I) an Existing Notes Issuer electing to pursue a Scheme with respect to any series of Existing Notes or (II) Digicel Limited electing to pursue to any DL Scheme, (ii) waivers in respect of the obligation to furnish financial statements under Section 4.21 of each Existing Indenture for a period of 90 days following the applicable deadlines set forth therein, (iii) waivers in respect of (I) the right to receive interest due (a) in the case of the Existing DGL1 Notes and Existing DGL2 2022 Notes, on March 30, 2020, and (b) in the case of the Existing DGL2 2024 Notes, on April 1, 2020, and (II) any claim that may be brought by such consenting Eligible Holder pursuant to the relevant Existing Indenture in respect of such unpaid interest and (iv) consents from Eligible Holders of the Existing Notes to effect the Proposed Event of Default Amendment to the Existing Indentures.
Denomination	The New Notes of each series will only be issued in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof in the Tender Offers. No alternative, conditional, irregular or contingent tenders will be accepted. If, pursuant to the Tender Offers, a tendering Eligible Holder would otherwise be entitled to receive a principal amount of New Notes of a series that is not equal to $1.00 or an integral multiple of $1.00 in excess thereof, such principal amount will be rounded down to the nearest $1.00 or integral multiple of $1.00 in excess thereof, and such Eligible Holder will receive pursuant to the applicable Tender Offer this rounded principal amount of New Notes and no additional cash will be paid in lieu of any principal amount of New Notes not received as a result of rounding down.
No Partial Tenders	In order to tender Existing Notes pursuant to a Tender Offer, Eligible Holders will be required, at the time of such tender, to certify to us that, (i) in the case of a DGL2 Tender Offer, they (A) have validly tendered and not validly withdrawn any and all Existing DGL2 Notes and Existing DL Notes beneficially owned by them pursuant to the DGL2 Tender Offers and the DL Tender Offers, respectively, and (B) will not validly withdraw any such tender of any Existing DGL2 Notes and Existing DL Notes unless they validly withdraw their tender of all Existing DGL2 Notes beneficially owned by them, (ii) in the case of the DGL1 Tender Offer, they (A) have validly tendered and not validly withdrawn any and all Existing DGL1 Notes beneficially owned by them pursuant to the DGL1 Tender Offer and (B) will not validly withdraw any such tender of any Existing DGL1 Notes unless they validly withdraw their tender of all Existing DGL1 Notes, and (iii) they shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the applicable Tender Offer or Scheme..
Only Eligible Holders May Participate in the Tender Offers and Solicitations
We will conduct the Tender Offers and Solicitations in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder. The distribution of this offering memorandum is limited to those holders of Existing Notes who have certified that they are either QIBs as defined in Rule 144A or persons outside the United States that are not “U.S. persons” within the meaning of Regulation S and are not acquiring the New Notes for the account or benefit of a U.S. person.
Only holders of Existing Notes who have properly completed and submitted the eligibility certification to the Information Agent (as defined herein) are authorized to receive and review this offering memorandum and to participate in the Tender Offers and Solicitations (such holders “Eligible Holders”).
Consent Solicitations	We are also soliciting consents from the holders of Existing Notes to amend the Existing Indentures to adopt the Proposed Amendments. Eligible Holders of Existing Notes of a series may deliver their consent to the Proposed Amendments to the Existing Indenture for such series only by tendering Existing Notes of such series in the applicable Tender Offer and Consent Solicitation. Eligible Holders may not deliver a consent in a Consent Solicitation without tendering Existing Notes of the applicable series in a

Tender Offer. If an Eligible Holder tenders Existing Notes in a Tender Offer, such Eligible Holder will be deemed to deliver its consent, with respect to the principal amount of such tendered Existing Notes of a series, to the Proposed Amendments applicable to such series. We will make alternative arrangements available to other holders to provide them with reasonably equitable value for their consents.
Proposed Amendments

If consents sufficient to effect the Proposed Amendments are received with respect to Existing Notes of a series, the applicable Existing Indenture will be amended to eliminate substantially all of the covenants and events of default in the Existing Notes of such series, and with respect to the Existing DGL1 Notes Indenture, the collateral and security. The consent of the holders of a majority of the aggregate principal amount of the Existing Notes of a series outstanding will be required in order to effectuate the amendments to the Existing Indenture for such series.

After the applicable Withdrawal Deadline and before the applicable Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Amendments with respect to Existing Notes of a series, the applicable Existing Notes Issuer and the trustee under the applicable Existing Indenture will execute and deliver a supplemental indenture relating to the Proposed Amendments with respect to the applicable Existing Notes Indenture immediately giving effect to such Proposed Amendments, provided that such Proposed Amendments will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to the applicable series of Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect to the applicable series of Existing Notes.

Scheme	A scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda with economic terms that are substantially the same or more favorable to Eligible Holders of the applicable series of Existing Notes that were tendered as part of the Tender Offers, as determined by the Attorney-in-Fact in its discretion acting in good faith.
Instructions	By tendering the applicable series of Existing Notes, such Eligible Holder will be deemed to automatically and unconditionally deliver instructions for the Attorney-in-Fact, effective immediately, (a) to act as its true and lawful agent, attorney-in-fact and proxy with respect to the applicable series of Existing

Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), among other things, to take all steps necessary and execute all documentation necessary to cause such tendered Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favor (including, if required, attending a meeting and voting on behalf such tendered Existing Notes) of a Scheme with respect to the principal amount of such Existing Notes, with such Instructions to be automatically delivered to the Tender Agent by the Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee immediately following the tender of such Existing Notes through ATOP using the Nominee Instruction Form. For the avoidance of doubt, in connection with the tender of Existing Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instructions. In order for a tender of Existing Notes to be valid, a corresponding Nominee Instruction Form must be submitted.
Waivers and Interest Payment Event of Default Amendment	Solicitations from Eligible Holders in respect of (a) waivers in respect of any default or event of default as defined in Section 6.01 of each Existing Indenture that might occur as a result of (I) an Existing Notes Issuer electing to pursue a Scheme with respect to any series of Existing Notes or (II) Digicel Limited electing to pursue to any DL Scheme, (b) waivers in respect of the obligation to furnish financial statements under Section 4.21 of each Existing Indenture for a period of 90 days following the applicable deadlines set forth therein, (c) waivers in respect of (I) the right to receive interest due (i) in the case of the Existing DGL1 Notes and Existing DGL2 2022 Notes, on March 30, 2020, and (ii) in the case of the Existing DGL2 2024 Notes, on April 1, 2020, and (II) any claim that may be brought by such consenting Eligible Holder pursuant to the relevant Existing Indenture in respect of such unpaid interest and (d) consents from Eligible Holders of the Existing Notes to effect the Proposed Event of Default Amendment to the Existing Indentures.
Waiver Solicitations and Interest Payment Event of Default Amendment Solicitations	We are also soliciting Waivers from Eligible Holders pursuant to the terms of each Existing Indenture. If an Eligible Holder tenders Existing Notes in a Tender Offer, such Eligible Holder will be deemed to deliver its Waivers with respect to the principal amount of such tendered Existing Notes of a series. Waivers and the Proposed Event of Default Amendment will become effective, with respect to an Existing Indenture, upon the receipt of Waivers and consents to the Proposed Event of Default Amendment from Eligible Holders holding the majority of the outstanding aggregate principal amount of the applicable series of Existing Notes, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes, provided that the Reports Waiver, Interest Payment Waiver and Proposed Event of Default Amendment will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to such Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect such Existing Notes.
75% Condition

The receipt of tenders from Eligible Holders holding at least 75% of the outstanding aggregate principal amount of such series of Existing Notes validly tendered and not validly withdrawn.

If we achieve the 75% Condition with respect to a series of Existing Notes, the applicable Existing Notes Issuer reserves the right to enter into a Scheme with respect to such series of Existing Notes rather than consummate the applicable Tender Offers.

Early Tender Premium

For each $1,000 principal amount of Existing DGL2 2022 Notes validly tendered at or before the applicable Early Tender Date and not validly withdrawn at or before the applicable Withdrawal Deadline, Eligible Holders of Existing DGL2 2022 Notes will be eligible to receive the applicable Total Tender Consideration, which includes an Early Tender Premium equal to $25 in principal amount of the New DGL0.5 Unsecured Notes.

For each $1,000 principal amount of Existing DGL2 2024 Notes validly tendered at or before the applicable Early Tender Date and not validly withdrawn at or before the applicable Withdrawal Deadline, Eligible Holders of Existing DGL2 2024 Notes will be eligible to receive the applicable Total Tender Consideration, which includes an Early Tender Premium equal to $25 in principal amount of the New DGL0.5 Unsecured Notes.

For each $1,000 principal amount of Existing DGL1 Notes validly tendered at or before the applicable Early Tender Date and not validly withdrawn at or before the applicable Withdrawal Deadline, Eligible

Holders of Existing DGL1 Notes will be eligible to receive the applicable Total Tender Consideration, which includes an Early Tender Premium equal to $50 in principal amount of the New DGL0.5 Secured Notes.

If a Tender Offer is completed, the applicable Early Tender Premium will be paid only to Eligible Holders that validly tender their Existing Notes at or before the applicable Early Tender Date and do not validly withdraw their tenders at or prior to the applicable Withdrawal Deadline and whose Existing Notes are accepted for exchange. Eligible Holders that validly tender their Existing Notes after the applicable Early Tender Date will not be eligible to receive the applicable Early Tender Premium. See “Description of the Tender Offers, Solicitations and Schemes—Early Tender Premium.”

Tender Consideration

The Tender Consideration for each $1,000 principal amount of Existing DGL2 2022 Notes tendered at or before the Expiration Date will equal $53 principal amount of Convertible Notes and $295 principal amount of New DGL0.5 Unsecured Notes.

The Tender Consideration for each $1,000 principal amount of Existing DGL2 2024 Notes tendered at or before the Expiration Date will equal $151 principal amount of Convertible Notes and $76 principal amount of New DGL0.5 Unsecured Notes.

The Tender Consideration for each $1,000 principal amount of Existing DGL1 Notes tendered at or before the Expiration Date will equal $891 principal amount of New DGL0.5 Secured Notes.

Total Tender Consideration

The Total Tender Consideration for each $1,000 principal amount of Existing DGL2 2022 Notes tendered at or before the Early Tender Date will equal $53 principal amount of Convertible Notes and $320 principal amount of New DGL0.5 Unsecured Notes, which includes the applicable Early Tender Premium.

The Total Tender Consideration for each $1,000 principal amount of Existing DGL2 2024 Notes tendered at or before the Early Tender Date will equal $151 principal amount of Convertible Notes and $101 principal amount of New DGL0.5 Unsecured Notes, which includes the applicable Early Tender Premium.

The Total Tender Consideration for each $1,000 principal amount of Existing DGL1 Notes tendered at or before the Early Tender Date will equal $941 principal amount of New DGL0.5 Secured Notes, which includes the applicable Early Tender Premium.
Accrued Interest	No payment will be made in respect of accrued interest on Existing Notes accepted in the Tender Offers. Interest will accrue on each series of New Notes (other than the New DGL0.5 Secured Notes) from the Settlement Date. Interest on the New DGL0.5 Secured Notes will accrue from March 30, 2020.
Early Tender Date	For each Tender Offer, 5:00 p.m., New York City time, on April 14, 2020, unless extended (such date and time with respect to a Tender Offer, as the same may be extended for such Tender Offer, the “Early Tender Date”).
Expiration Date	For each Tender Offer, 11:59 p.m., New York City time, on April 28, 2020, unless extended (such date and time with respect to a Tender Offer, as the same may be extended for such Tender Offer, the “Expiration Date”).
Settlement Date

Subject to the terms and conditions of each Tender Offer, the Final Settlement Date for each Tender Offer will occur promptly after the Expiration Date for such Tender Offer and is expected to occur on May 1, 2020. We may elect, in our sole discretion, to settle such Tender Offer with respect to the Existing Notes of the applicable series validly tendered prior to the applicable Early Tender Date (and not validly withdrawn) at any time after the applicable Early Tender Date and prior to the applicable Final Settlement Date. The Early Settlement Date of a Tender Offer will be determined at our option and, if we elect to have an Early Settlement Date with respect to such Tender Offer, we expect that it would occur on or after April 17, 2020, subject to all conditions to the applicable Tender Offer having been satisfied or waived by us.

If the applicable Existing Notes Issuer elects to commence a Scheme with respect to a series of Existing Notes, the Settlement Date will be the date on which the Scheme becomes effective in accordance with its terms.

Withdrawal of Tenders and Revocation of Consent, Instructions and Waivers

Tenders of Existing Notes of a series in the applicable Tender Offer and Solicitations may only be validly withdrawn at any time on or prior to the applicable Withdrawal Deadline except in certain limited circumstances as set forth herein. The Withdrawal Deadline for each Tender Offer is 5:00

p.m., New York City time, on April 14, 2020, unless extended.

A valid withdrawal of tendered Existing Notes will also constitute the revocation of the related consents to the Proposed Amendments and the Proposed Event of Default Amendment to the applicable Existing Indenture, the Instructions and the Waivers. Consents, Instructions and Waivers may only be revoked by validly withdrawing the tendered Existing Notes prior to the applicable Withdrawal Deadline. Tenders submitted in a Tender Offer after the applicable Withdrawal Deadline will be irrevocable except in the limited circumstances where additional withdrawal rights are required by law.

See “Description of the Tender Offers, Solicitations and Schemes—Withdrawal of Tenders and Revocation of Consents, Instructions and Waivers.”

Conditions to the Tender Offers and Solicitations

Each Tender Offer and Solicitation is subject to certain conditions that we may assert or waive, including, without limitation, the Minimum Participation Condition, the Consent Condition and the Concurrent Transaction Condition. In the event that the 75% Condition is met with respect to the Existing DGL1 Notes, DGL1 may promote a DGL1 Scheme notwithstanding the fact that the Concurrent Transaction Condition is not met with respect to any of the DGL2 Tender Offers. We may at any time prior to the applicable Expiration Date (or the applicable Early Settlement Date, as the case may be) waive any of these conditions with respect to a Tender Offer and Solicitation in our sole discretion, without extending the applicable Withdrawal Deadline or otherwise reinstating withdrawal rights, subject to applicable law.

In addition, the completion of each Tender Offer is subject to the satisfaction or waiver of certain other conditions as set forth in this offering memorandum. Each Tender Offer is a separate offer and, subject to applicable law, may be amended, extended, terminated or withdrawn, without also amending, extending, terminating or withdrawing the other Tender Offer at any time and for any reason, including if any of the conditions are not satisfied or waived by the applicable Expiration Date (or Early Settlement Date, as the case may be).

See “Description of the Tender Offers, Solicitations and Schemes—Conditions to the Tender Offers and Solicitations.”

Termination; Extension; Amendment	We, in our sole discretion, may extend the Early Tender Date, the Withdrawal Deadline, the Early Settlement Date and/or the Expiration Date with respect to any or all of the Tender Offers and Solicitations, subject to applicable law. We expressly reserve the right, in our sole discretion and with respect to any or all of the Tender Offers and Solicitations, to: (i) delay accepting any Existing Notes, to extend any or all of the Tender Offers and Solicitations or to terminate any or all of the Tender Offers and Solicitations and not accept any Existing Notes pursuant thereto; (ii) extend the Early Tender Date without extending the Withdrawal Deadline of any Tender Offer and Solicitation; and (iii) amend, modify or waive in part or whole, at any time, or from time to time, the terms of such Tender Offer and Solicitation in any respect, including waiver of any conditions to consummation of such Tender Offer and Solicitation, in each case without extending the applicable Withdrawal Deadline or otherwise reinstating withdrawal rights, subject to applicable law. In the event that a Tender Offer is terminated or otherwise not completed prior to its Expiration Date, no consideration will be paid or become payable to holders who have tendered their Existing Notes pursuant to such Tender Offer. In any such event, Existing Notes previously tendered pursuant to such Tender Offer will be promptly returned to the tendering holders. See “Description of the Tender Offers, Solicitations and Schemes—Early Tender Date; Expiration Date; Extensions; Amendments; Termination.”
Procedures for Tendering	If you are an Eligible Holder and wish to participate in the Tender Offers and Solicitations and your Existing Notes are held by a custodial entity, such as a commercial bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your Existing Notes on your behalf pursuant to the procedures of that custodial entity. Please ensure that you contact your custodial entity as soon as possible to give them sufficient time to meet your requested deadline. Beneficial owners are urged to appropriately instruct their commercial bank, broker, custodian or other nominee at least five business days prior to the Early Tender Date or the Expiration Date, as applicable, in order to allow adequate processing time for their instruction.

If your Existing Notes are registered in your name, you must complete, sign and date the related letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this offering memorandum and the letter of transmittal.

You must also mail or otherwise deliver the letter of transmittal, or a manually executed facsimile of the letter of transmittal, together with the Existing Notes and any other required documents, to the Tender Agent at its address listed on the back cover page of the letter of transmittal.

Custodial entities that are participants in DTC must tender Existing Notes through ATOP maintained by DTC, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal. We have not provided guaranteed delivery procedures in conjunction with the Tender Offers and Solicitations. A letter of transmittal need not accompany tenders effected through ATOP.

In order to tender Existing Notes pursuant to a Tender Offer, Eligible Holders will be required, at the time of such tender, to certify to us that, (i) in the case of a DGL2 Tender Offer, they (A) have validly tendered and not validly withdrawn any and all Existing DGL2 Notes and Existing DL Notes beneficially owned by them pursuant to the DGL2 Tender Offers and the DL Tender Offers, respectively, and (B) will not validly withdraw any such tender of any Existing DGL2 Notes and Existing DL Notes unless they validly withdraw their tender of all Existing DGL2 Notes beneficially owned by them, (ii) in the case of the DGL1 Tender Offer, they (A) have validly tendered and not validly withdrawn any and all Existing DGL1 Notes beneficially owned by them pursuant to the DGL1 Tender Offer and (B) will not validly withdraw any such tender of any Existing DGL1 Notes unless they validly withdraw their tender of all Existing DGL1 Notes, and (iii) they shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the applicable Tender Offer or Scheme. To validly tender Existing Notes, such Existing Notes must be actually transferred (a) by delivering certificates representing such Existing Notes to the Tender Agent or (b) electronically, pursuant to the procedures for book-entry transfer described herein via DTC. Delivery of a claim or liability letter with respect to any Existing Notes that has been issued to another person will not qualify as a valid tender of such Existing Notes. Any tender of Existing Notes that does not comply with these provisions could result in the rejection of all tenders of all Existing Notes tendered by such

Eligible Holder pursuant to the Tender Offers and Solicitations. We reserve the absolute right to waive any defects or irregularities with respect to any such attestation or tender, subject to applicable law. For further details, see “Description of the Tender Offers, Solicitations and Schemes—Certification of Participation in the Tender Offers.”
Consequences of Failure to Exchange	If the Existing Notes Issuers do not commence the Schemes or are not successful in effecting the Schemes, Existing Notes that are not validly tendered or that are validly tendered but validly withdrawn will remain outstanding and will continue to be obligations of the Existing Notes Issuers, as applicable, despite the completion of the Tender Offers and Solicitations.
However, if the Tender Offer and Consent Solicitation with respect to a series of Existing Notes are consummated and the Proposed Amendments to the applicable Existing Indentures are effected, such amendments will also apply to all related Existing Notes not acquired in the applicable Tender Offer and such Existing Notes will no longer have the benefit of the protection of the covenants, restrictive provisions, events of default and, with respect to the Existing DGL1 Notes, collateral and security eliminated by the Proposed Amendments. In addition, the Existing Notes of such series will be structurally subordinated to the New Notes.

The trading market for outstanding Existing Notes not tendered in the Tender Offers and Solicitations may be more limited than it is at present. Therefore, if your Existing Notes are not tendered and accepted in the Tender Offers and Solicitations, it may become more difficult for you to sell or transfer your untendered Existing Notes.

If we receive Waivers and consents to the Proposed Event of Default Amendment from Eligible Holders holding the majority of the outstanding aggregate principal amount of a series of Existing Notes, such Waivers and consents to the Proposed Event of Default Amendment will become effective with respect to the applicable Existing Indenture, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes and such Waivers and consents to the Proposed Event of Default Amendment will also apply to all Existing Notes of such series not tendered and such holders of Existing Notes will not be able to enforce against DGL1 or DGL2 (a) any default or event of default as defined in Section 6.01 of each Existing Indenture that might occur as a result of (I) an Existing Notes Issuer electing to pursue a Scheme with respect to any series of Existing Notes or (II) Digicel Limited electing to pursue to any DL Scheme, (b) any obligation of DGL1 or DGL2 to furnish financial statements under Section 4.21 of the applicable Existing Indenture for a period of 90 days following the applicable deadlines set forth therein, (c) (I) the right to receive interest due (i) in the case of the Existing DGL1 Notes and Existing DGL2 2022 Notes, on March 30, 2020, and (ii) in the case of the Existing DGL2 2024 Notes, on April 1, 2020, and (II) any claim that may be brought by such consenting Eligible Holder pursuant to the relevant Existing Indenture in respect of such unpaid interest, and (d) any event of default as defined in Section 6.01 of each Existing Indenture that might occur as a result of the failure to pay interest due on the Existing Notes by amending the Existing Indentures to amend Section 6.01(a)(i) in the Existing Indentures to extend the grace period set forth therein from 30 to 180 days.

In the event that the DGL1 Scheme is consummated and no DGL2 Scheme is consummated, DGL2 is expected to be placed into liquidation. If this occurs, Eligible Holders of the Existing DGL2 Notes that do not tender their Existing DGL2 Notes would be entitled to receive interest due on March 30, 2020 or April 1, 2020, as applicable, but may not be able to recover such interest or any additional interest or principal as a result of such liquidation. See “Risk Factors—Risks Relating to the Non-Tendering Holders of the Existing Notes—If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Tender Offers are consummated, you may ultimately find that the Existing Notes Issuers could be unable to repay or refinance such non-tendered Existing Notes.”

If we achieve the 75% Condition with respect to a series of Existing Notes, the applicable Existing Notes Issuer reserves the right to commence the Scheme with respect to such series of Existing Notes and if it is successful in effecting the Scheme, all of the outstanding Existing Notes of such series, including those Existing Notes of such series not tendered in the Tender Offers will be purchased for the applicable Tender Consideration (or applicable Total Tender Consideration with respect to Existing Notes of such series tendered prior to the Early Tender Deadline). See “Risk Factors” for a more detailed description of this risk and other risks relating to the Tender Offers and Solicitations.

Brokerage Fees and Commissions	No brokerage fees or commissions are payable by the holders of the Existing Notes to the Dealer Manager, the Tender Agent or us in connection with the Tender Offers and Solicitations. If a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.
Certain U.S. Federal Income Tax Considerations	For a summary of certain U.S. federal income tax considerations of the Tender Offers and Solicitations, see “Material Bermuda and U.S. Tax Considerations.”
Use of Proceeds	We will not receive any cash proceeds from the Tender Offers or the issuance of the New Notes. The Existing Notes tendered in connection with the Tender Offers will be retired and cancelled and will not be reissued. See “Use of Proceeds.”
Tender Agent and Information Agent	Epiq Corporate Restructuring, LLC is serving as the Tender Agent and the Information Agent in connection with the Tender Offers and Solicitations. The address and telephone number of Epiq Corporate Restructuring, LLC are listed on the back cover of this offering memorandum.
Dealer Manager	Citigroup Global Markets Inc. is the Dealer Manager (the “Dealer Manager”) for the Tender Offers and Solicitations. The address and telephone number of the Dealer Manager is listed on the back cover page of this offering memorandum.
Further Information	Questions or requests for assistance related to the Tender Offers and Solicitations or for additional copies of this offering memorandum and the letter of transmittal may be directed to the Information Agent at its telephone number and address listed on the back cover page of this offering memorandum. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers and Solicitations. The contact information for the Dealer Manager and the Tender Agent is set forth on the back cover page of this offering memorandum.

Summary of the New Notes

The following is a brief summary of certain terms of the New Notes excluding the Convertible Notes. For a summary of the Convertible Notes, see “Summary of the Convertible Notes.”

New DGL0.5 Secured Notes
Issuer	Digicel Group 0.5 Limited.
Guarantor	The New DGL0.5 Secured Notes will be guaranteed on a senior secured basis by Digicel Pacific Limited. The guarantee may be released under certain circumstances as described under “Description of the New DGL0.5 Secured Notes—Guarantees.”
Notes Offered	Up to an aggregate of $941.0 million of 10.0% Senior Cash Pay/PIK Notes due 2024 under an indenture to be dated as of the applicable Settlement Date.
Minimum Denominations	$1.00 and multiples of $1.00 higher than such amount. PIK Interest on the New DGL0.5 Secured Notes will be made in denominations of $1.00 and integral multiples of $1.00 in excess thereof and thereafter, the minimum denominations of the New DGL0.5 Secured Notes will be $1.00.
Maturity Date	April 1, 2024
Interest	8.0% cash interest per annum, payable semi-annually in arrears on each April 1 and October 1, beginning on the first date after the Settlement Date. Cash interest will accrue from March 30, 2020. In addition, interest in addition to the cash interest shall be paid by issuing additional New DGL0.5 Secured Notes (rounded up to the nearest $1.00) (“PIK Interest”). PIK Interest on the New DGL0.5 Secured Notes will accrue at a rate of 2.0% per annum from March 30, 2020. We may, at our option, pay 10.0% PIK Interest with no cash interest on the first two interest payments following the Settlement Date.
Security	The New DGL0.5 Secured Notes will be secured by first-priority liens on (i) all capital stock of Digicel Pacific Limited, a direct subsidiary of DGL0.5 following the Reorganization Transactions, held by DGL0.5 as of the issue date, (ii) all capital stock (including warrants to acquire capital stock) of Digicel Limited, a direct subsidiary of DGL0.5 following the Reorganization Transactions, held by DGL0.5 as of the issue date, (iii) DGL0.5’s receivable under the Digicel (Central America) Group Limited Credit Facility and (iv) all capital stock of Digicel (PNG) Limited owned by Digicel Pacific Limited (collectively, the “New DGL0.5 Secured Notes Collateral”).
Ranking of the Notes

The New DGL0.5 Secured Notes will be general secured senior obligations of Digicel Group 0.5 Limited and will (i) rank equal in right of payment with all of its existing and future senior obligations, (ii) effectively senior in right of payment to all of its existing and future unsecured and secured obligations that are secured on a junior basis with the New DGL0.5 Secured Notes

Collateral, in each case, to the extent of the value of the New DGL0.5 Secured Notes Collateral, (iii) effectively subordinated to all of its future obligations that are secured by assets other than the New DGL0.5 Secured Notes Collateral to the extent of the value of such other assets, (iv) structurally subordinated to all liabilities of its subsidiaries (none of which will guarantee the New DGL0.5 Secured Notes except Digicel Pacific Limited) and (v) effectively senior to all obligations of its parents, including Digicel Group One Limited and Digicel Group Two Limited.

As of September 30, 2019, after giving effect to the Tender Offers, assuming 100% participation prior to the Early Tender Date, $4.1 billion of our consolidated debt were obligations of Digicel Group 0.5 Limited’s subsidiaries and structurally senior to the New DGL0.5 Secured Notes.

Change of Control	If Digicel Group 0.5 Limited experiences a Change of Control (as defined in “Description of the New DGL0.5 Secured Notes—Purchase of Notes upon a Change of Control”), each holder will have the right to require us to repurchase its New DGL0.5 Secured Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to the repurchase date and any other amounts due.
Optional Redemption	Digicel Group 0.5 Limited may redeem all or a portion of the New DGL0.5 Secured Notes at a price of 100% of the principal amount of the New DGL0.5 Secured Notes redeemed together with accrued and unpaid interest, if any, to the redemption date.
Mandatory Redemption	We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase the Notes as described under the captions “—Purchase of Notes upon a Change of Control,” “—Certain Covenants—Limitation on Sale of Certain Assets,” “—Certain Covenants—Mandatory Prepayment” and “—Certain Covenants—Excess Amount Offer.” The Issuer and the Restricted Subsidiaries may at any time and from time to time purchase Notes in the open market or otherwise, subject to compliance with applicable securities laws.
Redemption for Certain Changes in Tax Laws	The New DGL0.5 Secured Notes may be redeemed at our option in whole, but not in part, at any time at a price equal to the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date, and other amounts due to the date of redemption, if Digicel Group 0.5 Limited (or a successor of Digicel Group 0.5 Limited) becomes obligated to pay certain additional amounts as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment is publicly announced and becomes effective after the issue date of the New DGL0.5 Secured Notes (or a later date under certain circumstances). See “Description of the New DGL0.5 Secured Notes—Additional Amounts.”

Book-Entry Settlement	We will issue the New DGL0.5 Secured Notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC.

New DGL0.5 Unsecured Notes
Issuer	Digicel Group 0.5 Limited.
Notes Offered	Up to an aggregate of $400 million of 8.0% Senior Cash Pay/PIK Notes due 2025 under an indenture to be dated as of the applicable Settlement Date.
Minimum Denominations	$1.00 and multiples of $1.00 higher than such amount. PIK Interest on the New DGL0.5 Unsecured Notes will be made in denominations of $1.00 and integral multiples of $1.00 in excess thereof and thereafter, the minimum denominations of the New DGL0.5 Unsecured Notes will be $1.00.
Maturity Date	April 1, 2025
Interest	5.0% per annum, payable semi-annually in arrears on each April 1 and October 1, beginning on the first such date after the applicable Settlement Date. Interest will accrue from the Settlement Date. In addition, interest in addition to the cash interest shall be paid by issuing additional New DGL0.5 Unsecured Notes (rounded up to the nearest $1.00) (“PIK Interest”). PIK Interest on the New DGL0.5 Unsecured Notes will accrue at a rate of 3.0% per annum from the Settlement Date. We may, at our option, pay 8.0% PIK Interest with no cash interest on the first two interest payments following the Settlement Date.
Ranking of the Notes

The New DGL0.5 Unsecured Notes will be general unsecured senior obligations of Digicel Group 0.5 Limited and will rank equal in right of payment with all of its existing and future unsecured senior obligations but structurally junior to all liabilities of its subsidiaries (including Digicel Group 0.5 Limited, the issuer of the New DGL0.5 Secured Notes), none of which will guarantee the New DGL0.5 Unsecured Notes, and effectively senior to all liabilities of its parents, Digicel Group One Limited and Digicel Group Two Limited.

As of September 30, 2019, after giving effect to the Tender Offers, assuming 100% participation prior to the Early Tender Date, $5.1 billion of our consolidated debt are obligations of Digicel Group 0.5 Limited’s subsidiaries and structurally senior to the New DGL0.5 Unsecured Notes.

Change of Control	If Digicel Group 0.5 Limited experiences a Change of Control (as defined in “Description of the New DGL0.5 Unsecured Notes—Purchase of Notes upon a Change of Control”), each holder will have the right to require us to repurchase its New DGL0.5 Unsecured Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to the repurchase date and any other amounts due.
Optional Redemption	Digicel Group 0.5 Limited may redeem all or a portion of the New DGL0.5 Unsecured Notes at a price of 100% of the principal amount of the New DGL0.5 Unsecured Notes redeemed together with accrued and unpaid interest, if any, to the redemption date.
Redemption for Certain Changes in Tax Laws	The New DGL0.5 Unsecured Notes may be redeemed at our option in whole, but not in part, at any time at a price equal to the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date, and other amounts due to the date of redemption, if a successor of Digicel Group 0.5 Limited becomes obligated to pay certain additional amounts as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment is publicly announced and becomes effective after the issue date of the New DGL0.5 Unsecured Notes (or a later date under certain circumstances). See “Description of the New DGL0.5 Unsecured Notes—Additional Amounts.”
Book-Entry Settlement	We will issue the New DGL0.5 Unsecured Notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC.

General
Certain Covenants

The indentures for each of the New DGL0.5 Secured Notes and the New DGL0.5 Unsecured Notes contain certain covenants that, among other things, limit the ability of DGL0.5, DGL1, DGL2 and DGL3, as applicable, and certain of their respective subsidiaries to:

·      incur additional debt;

·      make certain payments, including dividends or other distributions, with respect to its capital stock, or prepayments of subordinated debt;

·      make certain investments or sell assets;

·      create certain liens;

·      provide guarantees for certain debt;

·      enter into restrictions on the payment of dividends and other amounts by its subsidiaries;

·      engage in certain transactions with affiliates;

·      consolidate, merge or transfer all or substantially all its assets; and

·      enter into other lines of business.

These covenants are subject to a number of important limitations and exceptions. See “Description of the New DGL0.5 Secured Notes—Certain Covenants” and “Description of the New DGL0.5 Unsecured Notes—Certain Covenants.”

Transfer Restrictions; No Registration Rights	The New Notes have not been registered under the U.S. Securities Act or under any state or foreign securities laws. We do not intend to register such resales or offer to purchase the New Notes for notes registered under the U.S. Securities Act or the securities laws of any other jurisdiction, and the absence of registration rights may adversely impact the transferability of the New Notes. Therefore, the New Notes are subject to restrictions on transfer. See “Transfer Restrictions.”
Use of Proceeds	We will not receive any cash proceeds from the Tender Offers and Solicitations or the issuance of the New Notes. The Existing Notes purchased in connection with the Tender Offers and Solicitations will be retired and cancelled and will not be reissued.
Governing Law	New York law.
Risk Factors

You should carefully consider the information under the caption “Risk Factors” and the other information included in this offering memorandum before deciding whether to tender your Existing Notes in the Tender Offers.

Summary of the Convertible Notes

Issuer	Digicel Group 0.5 Limited.
Notes Offered	Up to an aggregate of $200 million principal amount of 7.00% PIK Perpetual Convertible Notes.
Minimum Denominations	$1.00 and multiples of $1.00 higher than such amount. PIK Interest on the Convertible Notes will be made in denominations of $1.00 and integral multiples of $1.00 in excess thereof and thereafter, the minimum denominations of the Convertible Notes will be $1.00.
No Maturity	The Convertible Notes have no maturity date, and will remain outstanding unless converted by holders, redeemed by DGL0.5 or repurchased by DGL0.5 in connection with a fundamental change.
Interest	7.00% per annum, payable solely in kind semi-annually from the Settlement Date. Interest will be paid by increasing the principal amount of the outstanding Convertible Notes or by issuing Convertible Notes (rounded up to the nearest $1.00) (“PIK Interest”), having the same terms and conditions as the Convertible Notes. PIK Interest will be payable on each Convertible Note on April 1 and October 1 of each year, commencing on October 1, 2020.
Ranking

DGL0.5’s payment obligation under the Convertible Notes will be unsecured and will rank junior and be subordinated in right of payment to all of its Senior Indebtedness (as defined under “Description of the Convertible Notes—Subordination”) on the terms set forth in the indenture pursuant to which the Convertible Notes will be issued. The terms of subordination to our Senior Indebtedness are described below under “Description of the Convertible Notes—Subordination.” The Convertible Notes will not be obligations of, or guaranteed by, any of DGL0.5’s subsidiaries. As a result, the Convertible Notes will also be structurally subordinated to all debt and other liabilities of DGL0.5’s subsidiaries, which means that creditors and preferred stockholders of such subsidiaries will be paid from the assets of such subsidiaries before holders of the Convertible Notes would have any claims to those assets. DGL0.5 and its subsidiaries have, and upon consummation of the Tender Offers will continue to have, a substantial amount of debt and significant debt service obligations, as described under “Description of Other Indebtedness,” “Description of the New DGL0.5 Unsecured Notes” and “Description of the New DGL0.5 Secured Notes.”

All of DGL0.5’s indebtedness as of the date of this offering memorandum would constitute Senior Indebtedness to which the Convertible Notes would be subordinated.

Conversion Rights	Holders of the Convertible Notes may not convert their Convertible Notes prior to June 1, 2023. On and after June 1,

2023, holders of the Convertible Notes that have not been redeemed, at their option, may, at any time and from time to time, convert some or all of their outstanding Convertible Notes at an initial conversion rate per $1,000 principal amount of the Convertible Notes equal to the share allocation (as defined under “Description of the Convertible Notes—General”) (subject to adjustment in certain events, the “conversion rate”). The conversion rate is subject to adjustment if certain events occur, and will be adjusted downward as a result of the payment of any PIK Interest such that the number of common shares into which each Convertible Note is at any time convertible (taking into account all payments of PIK Interest made on such Convertible Note, whether through an increase to the principal amount or the issuance of any PIK Notes) is the share allocation (subject to adjustment as described under “Description of the Convertible Notes—Conversion Rights—Conversion Rate Adjustments” below). DGL0.5 will not make any payments in respect of, or adjust the conversion rate to account for, accrued and unpaid interest on the Convertible Notes to the conversion date.

Upon any conversion of Convertible Notes, DGL0.5 will deliver to holders in respect of each $1,000 principal amount of the Convertible Notes being converted a number of DGL0.5’s common shares equal to the conversion rate.

If any cash dividend or distribution is made to all or substantially all holders of DGL0.5’s common shares, each holder of a Convertible Note will receive, for each $1,000 principal amount of Convertible Notes, at the same time and upon the same terms as holders of the common shares, the amount of cash that such holder would have received if such holder owned a number of common shares equal to the conversion rate on the record date for such cash dividend or distribution.

Optional Redemption	Subject to certain conditions, DGL0.5 may redeem some or all of the Convertible Notes at any time after the issue date at a redemption price as set forth in “Description of the Convertible Notes—Optional Redemption.” The redemption price will be paid solely in cash. See “Description of the Convertible Notes—Optional Redemption.”
Repurchase at the Option of the Holder Upon a Fundamental Change
If DGL0.5 undergoes a “fundamental change” (as defined in this offering memorandum under “Description of the Convertible Notes—Repurchase at the Option of the Holder Upon a Fundamental Change”), subject to certain conditions, holders, at their option, may require DGL0.5 to repurchase for cash all or part of their Convertible Notes. The fundamental change repurchase price will be equal to 100% of the then-current principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of the Convertible Notes—Repurchase at the Option of the Holder Upon a Fundamental Change.”

Form and Book-Entry System	The Convertible Notes will only be issued and maintained in book-entry form registered in the name of Cede & Co., the nominee of The Depository Trust Company, except under limited circumstances.
Transfer Restrictions; Limited Registration Rights	The Convertible Notes and the common shares issuable upon conversion of the Notes have not been registered under the Securities Act or under any state or foreign securities laws. We do not intend to register such resales under the Securities Act or the securities laws of any other jurisdiction except in the limited circumstances described under “Description of the Convertible Notes—Limited Registration Rights” in this offering memorandum. You otherwise may only offer or sell the Convertible Notes or the common shares issuable upon conversion of the Convertible Notes in transactions exempt from or not subject to the registration requirements of the Securities Act. See “Transfer Restrictions.”
Governing Law	New York law.
Risk Factors	Investing in the Convertible Notes involves risks. You should evaluate the specific factors set forth under “Risk Factors” beginning on page 49 of this offering memorandum before deciding whether to invest in the Convertible Notes.

Summary Consolidated Financial and Operational Information

The following tables set forth Digicel’s summary historical financial and operational information for the periods set forth below. The balance sheet data as of March 31, 2019 and 2018 and the income statement and cash flow data for the years ended March 31, 2019, 2018 and 2017 are derived from its audited consolidated financial statements, which are included elsewhere in this offering memorandum. The balance sheet data as of March 31, 2017 is derived from Digicel’s audited consolidated financial statements, which are not included elsewhere in this offering memorandum.

The balance sheet data as of September 30, 2019 and the income statement and cash flow data for the six months ended September 30, 2019 and 2018 are derived from its unaudited consolidated financial statements, which are included elsewhere in this offering memorandum. In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with Digicel’s audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Digicel’s historical results are not necessarily indicative of the results that may be expected in the future.

Digicel reports under IFRS, as issued by the IASB. Digicel has made a number of acquisitions over the last several years and its consolidated financial statements include results of operations for the acquired entities from the date of acquisition. Digicel accounts for its investment in DHCAL as an associate in accordance with IFRS, as issued by the IASB. See “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Digicel’s Business—Acquisitions” and “Business” for more information about Digicel’s acquisitions. Digicel Group 0.5 Limited is a newly created direct wholly owned subsidiary of Digicel Group One Limited that will hold substantially all of Digicel’s operations, assets and liabilities, except as specified under “Presentation of Financial and Other Information.”

The Group adopted IFRS 15, “Revenue from Contracts with Customers” and IFRS 9, Financial Instruments effective April 1, 2018. The Group also adopted IFRS 16, Leases effective April 1, 2019. See Note 2 to the Condensed Consolidated Financial Statements (Unaudited) for the six months ended September 30, 2019 included herein. The Group applied these standards, on the effective dates, using a modified retrospective approach. The amounts reflected for periods, prior to the respective adoption dates, have not been updated.

The following summary data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and its consolidated financial statements and related notes, which are included in this offering memorandum.

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
	(in millions)
Consolidated Income Statement Data:
Revenue	$1,141.4	$1,151.6	$2,302.2	$2,415.9	$2,505.0
Direct operating and subscriber acquisition costs	(261.5)	(280.8)	(566.9)	(619.2)	(668.5)
Other operating expenses	(254.7)	(247.3)	(567.7)	(578.9)	(490.2)
Staff Costs	(140.9)	(144.7)	(247.8)	(285.6)	(323.5)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets	(243.7)	(223.5)	(482.7)	(505.7)	(428.3)
Other Operating Income	—	35.5	54.1	27.6	9.7
Other Operating (Losses)/Gains	0.3	(1.8)	(12.2)	—	—
Operating Profit	240.9	289.0	479.0	454.1	604.2
Finance Income	1.2	0.8	1.0	0.9	1.3
Finance Costs(1)	(312.9)	(261.5)	(558.4)	(503.0)	(465.3)
Share of Loss of Associates	(6.2)	(8.9)	(21.2)	(17.3)	(19.4)
Impairment of Loan to Associate(2)	(26.0)	(11.0)	(55.1)	(4.9)	(4.2)
(Loss)/Profit Before Taxation	(103.0)	8.4	(154.7)	(70.2)	116.6
Taxation	(53.3)	(44.4)	(132.5)	(149.3)	(153.5)
Net (Loss)	$(156.3)	$(36.0)	$(287.2)	$(219.5)	$(36.9)

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
	(in millions)
Consolidated Statement of Cash Flows:
Net cash provided by operating activities	$163.9	$174.6	$215.0	$247.1	$362.0
Net cash used in investing activities	(210.6)	(103.4)	(322.0)	(487.2)	(380.1)
Net cash provided by/(used in) financing activities	(49.8)	41.5	230.7	165.4	61.1
Net (decrease)/increase in cash and cash equivalents	(96.5)	112.7	123.7	(74.7)	43.0
Cash and cash equivalents at beginning of period	281.3	157.8	157.8	232.5	193.7
Effects of exchange rate changes on cash and cash equivalents	(1.4)	(0.2)	(0.2)	—	(4.2)
Cash and cash equivalents at end of period(3)	$183.4	$270.3	$281.3	$157.8	$232.5

	As of September 30,	As of March 31,
	2019	2019	2018	2017
Consolidated Balance Sheet Data:
Cash and cash equivalents(3)	$183.4	$281.3	$157.8	$232.5
Other Current Assets(3)	497.4	503.7	589.4	511.1
Property, Plant and Equipment and Intangible Assets, Net	3,456.5	3,240.6	3,386.7	3,316.5
Net Current Assets/(Liabilities)	(294.3)	(227.6)	(162.1)	(366.8)
Total Assets	4,342.1	4,226.4	4,365.3	4,247.1
Total Debt(4)	7,410.4	7,017.0	6,779.6	6,526.9
Share Capital(5)	307.8	307.8	307.8	307.8
Total Deficit	(4,205.22)	(3,966.5)	(3,542.1)	(3,351.4)

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
	(in millions, except percentages, subscribers and ARPU)
Other Data(6):
Product Line Revenue
Mobile	$814.9	$824.3	$1,650.8	$1,807.2	$1,901.5
Business Solutions	121.1	120.7	247.6	213.9	176.0
Cable TV & Broadband	101.0	94.2	190.7	176.0	155.1
Other	59.4	68.6	120.7	147.4	189.8
Handset/Equipment	45.0	43.8	92.4	71.4	82.6
Total Revenue	$1,141.4	$1,151.6	$2,302.2	$2,415.9	$2,505.0
Depreciation and Amortization	$243.7	$223.5	$455.1	$454.9	$416.8
Adjusted EBITDA(7)	493.1	500.8	960.0	1,007.1	1,031.8
Adjusted EBITDA Margin(8)	43.2%	43.5%	41.7%	41.7%	41.2%
Purchase of Property, Plant and Equipment(9)	$171.2	$53.3	$238.9	$403.8	$326.6
Purchase of Intangible Assets	13.2	11.7	19.9	11.1	17.8
Operating Free Cash Flow(10)	321.9	447.5	721.1	603.3	705.2
Operating Free Cash Flow as a percentage of revenue	28.2%	38.9%	31.3%	25.0%	28.2%
Adjusted Operating Free Cash Flow(11)	$353.4	$494.3	$833.6	$757.4	$865.1
Adjusted Operating Free Cash flow as a percentage of revenue	31.0%	42.9%	36.2%	31.4%	34.5%
Total Mobile subscribers (in thousands)(11)	12,879	13,702	13,234	13,836	13,777
ARPU (in $)(11)	$10.5	$11.3	$10.1	$11.0	$11.5

(1)	Includes interest expense, financing costs (including redemption premiums) and losses on foreign exchange movements on the translation of loans.

(2)	Relates to the reduction in the carrying value of investments (in the form of loans or equity) in entities in which Digicel has a minority shareholding or non-controlling interest.

(3)	Excludes restricted cash of $23.8 million, $25.5 million, $41.2 million and $12.4 million at September 30, 2019, March 31, 2019, March 31, 2018 and March 31, 2017, respectively. These amounts are included in Other Current Assets.

(4)	Total Debt is gross debt before deferred financing fees and accrued interest. See “Description of Other Indebtedness.” Net debt is total debt less unrestricted cash and cash equivalents.

(5)	Includes share premium and contributed capital.

(6)	Other than with respect to “Depreciation and Amortization,” “Purchase of Property, Plant and Equipment” and “Purchase of Intangible Assets,” the information in this table is not derived from Digicel’s audited consolidated financials.

(7)	Digicel defines Adjusted EBITDA for any period to be the sum of consolidated net (loss)/profit, finance costs, net, share of losses of associates, impairments of investments in and loans to associates and other investments, taxation expense, compensation expenses relating to and costs of the voluntary separation program, restructuring costs, foreign exchange (gain)/loss, share options and employee profit sharing schemes, (gain)/loss on disposal of assets, (gain)/loss on disposal of Subsidiaries, (gain)/loss on disposal of Investments, remediation costs, certain insurance proceeds, impairment of property, plant and equipment and depreciation and amortization. Digicel believes that these adjustments represent income or expenses which either do not have any cash impact on the business, are non-recurring in nature or do not relate to the underlying operations of the business. Adjusted EBITDA has not been adjusted to exclude start-up losses relating to Digicel’s Cable TV & Broadband business incurred in the year ended March 31, 2017. Digicel believes that Adjusted EBITDA provides meaningful additional information to investors since it is commonly reported and widely accepted by analysts and investors as a basis for comparing a company’s underlying profitability with other companies in its industry. This is particularly the case in a capital intensive industry such as wireless telecommunications. Adjusted EBITDA is used by the Board of Directors and management as a measure of profitability. However, Adjusted EBITDA is not an IFRS measure. You should not construe Adjusted EBITDA as an alternative to operating profit or loss or cash flow from operating activities determined in accordance with IFRS, as issued by the IASB. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

The following table is a reconciliation of Digicel’s net loss to Adjusted EBITDA:

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
	(millions)
Net Loss	$(156.3)	$(36.0)	$(287.2)	$(219.5)	$(36.9)
Finance Costs, Net	311.7	260.7	557.4	502.1	464.0
Share of Losses of Associates	6.2	8.9	21.2	17.3	19.4
Impairment of Loan to Associate and Investments	26.0	11.0	55.1	4.9	4.2
Taxation expenses	53.3	44.4	132.5	149.3	153.5
Operating Profit	240.9	289.0	479.0	454.1	604.2
Voluntary Separation Program Costs	—	10.0	8.8	15.7	31.1
Restructuring Costs	—	27.8	46.6	56.7	20.2
Foreign Exchange Loss	9.2	29.4	27.8	20.3	7.0
Share Option and Employee Profit Sharing Adjustment	0.8	8.8	(9.3)	17.3	(10.8)
Gain on Disposal of Property, Plant and Equipment	(1.2)	(79.0)	(83.2)	(36.7)	(38.5)
Loss on Disposal of Subsidiaries(a)	—	8.2	8.2	—	—
Loss/(Gain) on Disposal of Investments	—	1.8	—	1.6	—
Fair value Loss/(Gain) on other investments	(0.3)	—	12.3	—	—
Impairment of Property, Plant and Equipment	—	—	21.0	50.8	11.5
Impairment of Intangibles	—	—	6.6	—	—
Insurance Proceeds	—	(18.7)	(37.3)	(27.6)	(9.7)
Remediation Costs	—	—	24.4	—	—
Depreciation and Amortization	243.7	223.5	455.1	454.9	416.8
Adjusted EBITDA	493.1	500.8	960.0	1,007.1	1,031.8
Adjusted EBITDA Margin(b)	43.2%	43.5%	41.7%	41.7%	41.2%

(a)	For the six months ended September 30, 2018 and the year ended March 31, 2019, the loss of $8.2 million comprises a loss on disposal of $8.8 million on the sale of Digicel’s 77.3% equity stake in Northbrook Holdings Pte. Limited, the parent of Myanmar Red Dot Network Limited, a payments company in Myanmar, partly offset by a $0.6 million gain on disposal on the sale of Fundamental Limited (which owned an outdoor advertising business in Jamaica through its subsidiary National Outdoor Advertising Limited).

(b)	Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

(8)	Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

(9)	Excludes purchase price paid for acquisitions of businesses and is net of proceeds from insurance and the sale of Property, Plant and Equipment of $2.3 million and $100.3 million for the six months ended September 30, 2019 and September 30, 2018, respectively, and $123.5 million, $79.9 million and $84.9 million for the years ended March 31, 2019, March 31, 2016 and March 31, 2017, respectively.

(10)	Digicel defines Operating Free Cash Flow as (i) the sum of net cash provided by operating activities, interest received, interest paid, taxation paid, change in operating assets and liabilities, compensation expenses relating to and costs of the voluntary separation program, restructuring costs, foreign exchange (gain)/loss and remediation costs less (ii) Purchase of Property, Plant and Equipment. Operating free cash flow is a Non-IFRS measure. Cash flow from operating activities is calculated in accordance with IFRS, as issued by the IASB. You should not construe operating free cash flow as an alternative to operating profit or loss or cash flow from operating activities determined in accordance with IFRS, as issued by the IASB. Operating free cash flow is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

Adjusted operating free cash flow is calculated as operating free cash flow excluding certain capital expenditures. Adjusted operating free cash flow is not an IFRS measure. You should not construe adjusted operating free cash flow as an alternative to operating profit or loss or cash flow from operating activities determined in accordance with IFRS, as issued by the IASB. Adjusted operating free cash flow is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

The following table is a reconciliation of net cash provided by operating activities to operating free cash flow and adjusted operating free cash flow:

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
	(in millions)
Net Cash Provided by Operating Activities	$163.9	$174.6	$215.0	$247.1	$362.0
Interest Received	(1.2)	(0.8)	(0.9)	(0.9)	(0.7)
Interest Paid	244.3	156.8	476.3	443.1	440.9
Taxation Paid	82.2	85.9	145.8	165.4	147.9
Change in Operating Assets and Liabilities(a)	(5.3)	17.1	16.2	59.7	23.4
Voluntary Separation Program	—	10.0	8.8	15.7	31.1
Restructuring Costs	—	27.8	46.6	56.7	20.2
Foreign Exchange Loss	9.2	29.4	27.8	20.3	7.0
Remediation Costs	—	—	24.4	—	—
	$493.1	$500.8	$960.0	$1,007.1	$1,031.8
Less: Purchase of Property, Plant and Equipment(b)	(171.2)	(53.3)	(238.9)	(403.8)	(326.6)
Operating Free Cash Flow	$321.9	$447.5	$721.1	$603.3	$705.2
Plus: Certain Excluded Capital Expenditure(c)	31.5	46.8	112.5	154.1	159.9
Adjusted Operating Free Cash Flow	$353.4	$494.3	$833.6	$757.4	$865.1

(a)	The “Change in Operating Assets and Liabilities” represents the movement in working capital assets in each financial period.

(b)	Excludes purchase price paid for acquisitions of businesses and is net of proceeds from insurance and the sale of Property, Plant and Equipment of $2.3 million and $100.3 million for the six months ended September 30, 2019 and September 30, 2018, respectively, and $123.5 million, $79.9 million and $84.9 million for the years ended March 31, 2019, March 31, 2016 and March 31, 2017, respectively.

(c)	Capital expenditure relating to rollouts of Digicel’s fiber networks to businesses and homes, the upgrade of cable networks acquired and its investment in a hotel in Haiti (which is held through an unrestricted subsidiary). Digicel excludes these expenditures because it views them as investments not related to its core business (building infrastructure) or because they reflect significant expansions for its current business rather than a reflection of ongoing capital expenditures directly related to the ongoing operation of the business.

(11)	Mobile subscribers is defined as the number of customers who have generated a chargeable event in the last 30 days, and “ARPU” is defined as monthly average revenue per mobile subscriber. ARPU is calculated by dividing mobile service revenue for the month by the average mobile subscribers during that period. ARPU is different in each of Digicel’s markets and the mix of its subscribers in such markets will impact ARPU. For further discussion of its method of measurement of subscribers and ARPU, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Measures—Mobile Key Performance Indicators—Mobile Subscribers.”

Risk Factors

You should carefully consider the following risks, together with other information provided to you in this offering memorandum, in deciding whether to participate in the Tender Offers and Solicitations. Some of the risks relate to not tendering in the Tender Offers, tendering in the Tender Offers and the New Notes and others relate to Digicel’s businesses. The occurrence of any of the events discussed below could have a material adverse effect on Digicel’s business, results of operations or financial condition. If these events occur, the trading prices of the Existing Notes and/or the New Notes could decline, and Digicel Group Limited, Digicel Group Two Limited, Digicel Group One Limited and/or Digicel Group 0.5 Limited may not be able to pay all or part of the interest or principal on the applicable series of notes, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

This offering memorandum contains “forward-looking” statements that involve risks and uncertainties. Digicel’s actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below and elsewhere in this offering memorandum. See “Forward-Looking Statements.”

Risks Relating to the Non-Tendering Holders of the Existing Notes

If we achieve the 75% Condition with respect to a series of Existing Notes, the applicable Existing Notes Issuer reserves the right to promote the Scheme with respect to such series of Existing Notes and if the applicable Existing Notes Issuer commences the Scheme and is successful, all Existing Notes of such series will be purchased.

If we achieve the 75% Condition with respect to a series of Existing Notes, the applicable Existing Notes Issuer reserves the right to enter into the Scheme with respect to such series of Existing Notes rather than consummate the applicable Tender Offer. If the applicable Existing Notes Issuer commences the Scheme with respect to a series of Existing Notes and is successful in effecting the Scheme, we will be able to purchase the Existing Notes of such series even from Eligible Holders that did not tender their Existing Notes of such series as part of the Tender Offers. Such Eligible Holders will have their Existing Notes of such series purchased upon the economic terms laid out in the Scheme, which will be substantially the same or more favorable to such Eligible Holders as those presented as part of the Tender Offers, as determined by the Attorney-in-Fact in its discretion acting in good faith.

If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Tender Offers are consummated, you may ultimately find that the Existing Notes Issuers could be unable to repay or refinance such non-tendered Existing Notes.

If DGL2 and DGL1 (each, an “Existing Notes Issuer” and together, the “Existing Notes Issuers”) do not commence the Schemes or are not successful in effecting the Schemes, they will be required to repay all Existing Notes outstanding after the Tender Offers at their applicable maturity dates. The significant indebtedness of DGL0.5, including the New Notes, will reduce the cash flow from operations, and could impact its ability to pay dividends to, or make other distributions to, the Existing Notes Issuers. Furthermore, the ability of the Existing Notes Issuers and/or their subsidiaries to incur additional indebtedness to refinance any Existing Notes left outstanding after consummation of the Tender Offers will be limited by the creditworthiness of, and the covenants contained in the agreements governing the indebtedness of, the Existing Notes Issuers and their subsidiaries. The Existing Notes Issuers may require additional financing from third parties to fund any such repayment, and the Existing Notes Issuers cannot assure you that they would be able to obtain financing on satisfactory terms or at all. As a result, it is possible that the Existing Notes Issuers will not have sufficient funds to repay all of the Existing Notes at maturity.

In addition, in the event that a DGL1 Scheme is consummated, DGL1 will sell all of its assets, including all of its subsidiaries, to DGL0.5 in the Reorganization Transactions. In such event, the indirect equity interests of DGL3 and DGL2 in DL will be eliminated, and, if any Existing DGL2 Notes remain outstanding, holders of such notes will not have any recourse to the assets of DGL0.5 and its subsidiaries. Holders of Existing DGL2 Notes that do not tender their notes may not be able to recover principal and interest due on the Existing DGL2 Notes.

The Tender Offers and Solicitations are expected to result in reduced liquidity for the Existing Notes that are not tendered.

If the Existing Notes Issuers do not commence the Schemes or are not successful in effecting the Schemes, the trading market for Existing Notes of any series that are not tendered could become more limited than the existing trading market for such Existing Notes and could cease to exist altogether due to the reduction in the principal amount of such Existing Notes outstanding upon consummation of the applicable Tender Offer and Solicitations. A more limited trading market might adversely affect the liquidity, market price and price volatility of the Existing Notes of a series. If a market for Existing Notes of a series that are not tendered exists or develops, such Existing Notes may trade at a discount to the price at which they would trade if the principal amount outstanding were not reduced. There can be no assurance that an active market in such Existing Notes will exist, develop or be maintained, or as to the prices at which such Existing Notes may trade, whether or not the Tender Offers and Solicitations are consummated.

After giving effect to the Tender Offers and related Reorganization Transactions, the Existing Notes will be structurally subordinated to all other existing and future obligations of DGL1’s subsidiaries, and the Existing Notes Issuers’ ability to pay principal and interest on the Existing Notes may be affected by Digicel’s organizational structure. The Existing Notes Issuers are dependent upon payments from their subsidiaries to fund payments to the Existing Notes, and their ability to receive funds from their subsidiaries is dependent upon the profitability of their subsidiaries and restrictions imposed by law and contracts.

The Existing Notes Issuers are holding companies that conduct their operations through their subsidiaries. As a result, the creditors of the subsidiaries of the Existing Notes Issuers have direct claims on the subsidiaries and their assets, and the claims of holders of the Existing Notes are “structurally subordinated” to any existing and future liabilities of DGL1’s subsidiaries, including the New Notes issued by DGL0.5 in the Tender Offers. All of the Existing Notes Issuers’ indebtedness other than the Existing Notes are held by DGL1’s subsidiaries, which at September 30, 2019 had $4.28 billion of indebtedness outstanding, all of which is structurally senior to the Existing Notes. This means that the creditors of DGL1’s subsidiaries have priority in their claims on the assets of the subsidiaries over the Existing Notes Issuers’s creditors, including the holders of Existing Notes. In the event of the Existing Notes Issuers’ bankruptcy, liquidation, reorganization or other winding up, there may not be sufficient assets remaining to pay amounts due on any or all of the Existing Notes then outstanding.

Furthermore, the Existing Notes Issuers rely on dividends and other payments from their subsidiaries to generate the funds necessary to meet their obligations. Their subsidiaries are separate and distinct legal entities, and non-guarantor subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the Existing Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. Moreover, DL, DIFL and certain of their subsidiaries are parties to indentures governing senior notes issued by DL (the “DL Indentures”) and the senior secured notes issued by DIFL and Holdings (the “DIFL Indenture”), the DIFL Facility and the Digicel PNG Facility (as defined herein), as applicable, each of which imposes substantial restrictions on DL’s, DIFL’s and certain of their subsidiaries’ ability to pay dividends. See “—DGL0.5’s ability to pay principal and interest on the New Notes may be affected by Digicel’s organizational structure. DGL0.5 is dependent upon payments from its subsidiaries to fund payments to you on the New Notes, and their ability to receive funds from their subsidiaries is dependent upon the profitability of such subsidiaries and restrictions imposed by law and contracts” for more information on such restrictions. The indentures governing the New Notes will also impose substantial restrictions on the ability of DGL0.5 to pay dividends, although they will permit dividends to fund interest when due on the Existing Notes and, subject to certain limitations, principal payments at maturity on the Existing Notes. See “Description of the New DGL0.5 Unsecured Notes” and “Description of the New DGL0.5 Secured Notes.” As a result, the Existing Notes Issuers may not have sufficient assets to make payments of interest and principal on the Existing Notes.

The Proposed Amendments to the Existing Indentures will, if adopted, eliminate protection to remaining holders of Existing Notes.

If the Proposed Amendments to any Existing Indenture are adopted, the Existing Notes of the applicable series will no longer have the benefit of the protection of the covenants and other provisions, including related events of default, eliminated by such Proposed Amendments. In addition, the Proposed Amendments to the Existing DGL1 Notes Indenture would delete provisions regarding the grant of collateral and security, thereby making the Existing DGL1 Notes unsecured. If the Proposed Amendments with respect to a series are adopted, each non-tendering holder of Existing Notes of such series will be bound by such Proposed Amendments even though such holder did not consent to them. The elimination of the covenants and other provisions in any Existing Indenture contemplated by the applicable Proposed Amendments would, among other things, permit the Existing Notes Issuers to take actions that could increase the credit risk associated with such Existing Notes, and might adversely affect the liquidity or market price of the Existing Notes or otherwise be adverse to the interests of the holders of such Existing Notes. See “The Proposed Amendments and Waiver Solicitations.”

The Existing Notes Issuers cannot assure holders of Existing Notes that existing rating agency ratings for the Existing Notes will be maintained.

The Existing Notes Issuers cannot assure holders of Existing Notes that as a result of the Tender Offers or otherwise, one or more rating agencies, including Fitch Ratings Inc. or Moody’s Investors Service, Inc., would not take action to downgrade or negatively comment upon their respective ratings on the Existing Notes, either as a result of the Tender Offers or Digicel’s capital structure after giving effect to the Tender Offers. Any downgrades or negative comments would likely adversely affect the market price of the Existing Notes.

Risks Relating to the Tender Offers and Solicitations

The consideration to be received in the Tender Offers and Solicitations does not reflect any valuation of the Existing Notes or the New Notes and is subject to market volatility, and none of DGL0.5, the Dealer Manager, the trustee, the Tender Agent or the Information Agent makes any recommendation that any Eligible Holder participate in the Tender Offers and Solicitations.

We have made no determination that the consideration to be received in the Tender Offers and Solicitations represents a fair valuation of either the Existing Notes or the New Notes. We have not obtained a fairness opinion from any financial advisor about the fairness to us or you of the consideration to be received by Eligible Holders that tender their Existing Notes.

None of DGL0.5, the Dealer Manager, the New Notes trustee, the Existing Notes trustee, the Tender Agent, or the Information Agent, or any affiliate of any of them, makes any recommendation as to whether Eligible Holders of the Existing Notes should exchange their Existing Notes for New Notes in response to the Tender Offers and Solicitations.

The consummation of the Tender Offers and Solicitations may not occur or DGL0.5 may modify the terms of the relevant Tender Offer and Solicitation without providing withdrawal rights.

Each Tender Offer and Solicitation is subject to the satisfaction of certain conditions, including, without limitation, the Minimum Participation Condition, the Consent Condition and the Concurrent Transaction Condition and that nothing has occurred or may occur that would or might, in the judgment of the Existing Notes Issuers or DGL0.5, be expected to prohibit, prevent, restrict or delay the applicable Tender Offer and Solicitation or impair the Existing Notes Issuers or DGL0.5 from realizing the anticipated benefits of such Tender Offer and Solicitation. DGL0.5 may amend the Tender Offers, including the conditions thereto. Depending on the materiality of the change, DGL0.5 may not be required to extend the applicable Early Tender Date, Expiration Date or Withdrawal Deadline with respect to such Tender Offer following the announcement of such change. If DGL0.5 waives or amends any such conditions to its Tender Offer, including the Minimum Condition, DGL0.5 does not expect to extend the Withdrawal Deadline or otherwise reinstate withdrawal rights, subject to applicable law.

In addition, DGL0.5 may terminate any Tender Offer if any of the conditions are not satisfied or waived by the applicable Expiration Date (or Early Settlement Date, as the case may be). If one of the Tender Offers is not completed or is delayed, the market price of the series of Existing Notes in such Tender Offer may decline, to the extent that the current market price reflects an assumption that such Tender Offer has been or will be completed.

Even if the Tender Offers and Solicitations are completed, any or each of them may not be completed on the schedule described in this offering memorandum. Accordingly, Eligible Holders participating in a Tender Offer and Solicitation may have to wait longer than expected to receive the applicable Tender Consideration or the Total Tender Consideration, as the case may be, during which time those Eligible Holders will not be able to effect transfers of their Existing Notes tendered that are not validly withdrawn.

Late deliveries of Existing Notes or any other failure to comply with the terms and conditions of a Tender Offer and Solicitation could prevent a holder from tendering its Existing Notes. Moreover, if you tender your Existing Notes after the applicable Tender Date, and your Existing Notes are accepted for exchange, you will only receive the applicable Tender Consideration.

Holders of Existing Notes are responsible for complying with all the procedures of the applicable Tender Offer and Solicitation. The issuance of New Notes for Existing Notes will only occur upon proper completion of the procedures described in this offering memorandum under “Description of the Tender Offers, Solicitations and Schemes.” Therefore, holders of Existing Notes who wish to exchange them for New Notes should allow sufficient time for timely completion of the exchange procedures. Additionally, Eligible Holders that validly tender their Existing Notes after the applicable Early Tender Date and whose Existing Notes are accepted for exchange will only receive the applicable Tender Consideration. Neither DGL0.5 nor the Tender Agent are obligated to extend any of the Tender Offers and Solicitations or notify you of any failure to follow the proper procedures.

You should not tender any Existing Notes that you do not wish to have accepted for exchange.

Existing Notes of a series tendered in the applicable Tender Offer may be validly withdrawn at any time prior to the applicable Withdrawal Deadline with respect to such Tender Offer (unless extended in DGL0.5’s sole discretion or as set forth herein), but not thereafter. After the applicable Withdrawal Deadline, Existing Notes tendered prior to the Expiration Date (whether tendered prior to, at, or after the Withdrawal Deadline) will be irrevocable, except where additional withdrawal rights are required by law.

Subject to compliance with applicable law, DGL0.5 may decrease the Minimum Participation Condition, or may waive the Minimum Participation Condition, without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights. As a result, holders may not be able to withdraw any of their previously tendered Existing Notes following any such lowering or waiver of the Minimum Participation Condition. If DGL0.5 elects, in its sole discretion, to lower or waive the Minimum Participation Condition, the aggregate principal amount of New Notes may be reduced. Accordingly, you should not rely on the Minimum Participation Condition as any assurance as to the liquidity of the New Notes.

Your decision to tender your Existing Notes with maturity dates prior to the maturity date of the New Notes may expose you to the risk of nonpayment for a longer period of time.

The New DGL0.5 Unsecured Notes and the New DGL0.5 Secured Notes will mature in 2025 and 2024, respectively, which is after the maturity of substantially all of Digicel’s other debt. If, following the maturity date of the Existing Notes of a series, but prior to the applicable maturity date of the applicable New Notes, or DGL0.5 were to become subject to a bankruptcy or similar proceeding, the holders of such Existing Notes who did not tender such Existing Notes could be paid in full while holders of Existing Notes who tendered such Existing Notes for New Notes may not be paid in full, if at all. Your decision to tender such Existing Notes should be made with the understanding that the lengthened maturity of the New Notes exposes you to the risk of nonpayment for a longer period of time. In addition, the Convertible Notes have no maturity date or mandatory redemption date. See “Risks Related to an Investment in the Convertible Notes—The Convertible Notes have no maturity or mandatory redemption date” below.

The Existing Notes Issuers and DGL0.5 may repurchase any Existing Notes that are not tendered in the Tender Offers on terms that are more or less favorable to the holders of the Existing Notes than the terms of the Tender Offers.

Although none of the Existing Notes Issuers or DGL0.5 currently intends to do so, the Existing Notes Issuers and DGL0.5 or their respective affiliates may, to the extent permitted by applicable law and the restrictive covenants governing its indebtedness, after the Expiration Date, acquire Existing Notes that are not tendered and accepted in such Tender Offer and Solicitation through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemption or otherwise, upon such terms and at such prices as the Existing Notes Issuers or DGL0.5 may determine, which with respect to the Existing Notes may be more or less favorable to holders than the terms of the Tender Offers. There can be no assurance as to which, if any, of these alternatives or combinations thereof that the Existing Notes Issuers or DGL0.5 or their respective affiliates may choose to pursue in the future.

Risks Relating to the Scheme

Even if the Existing Notes Issuers enter into the Schemes, there is no assurance that the Bermuda court will sanction the Schemes or sanction the Schemes upon the terms and conditions presented. If the applicable Existing Notes Issuer enter into the Scheme with respect to a series of Existing Notes, you may be prevented from trading your Existing Notes of such series until the Scheme has been completed or terminated. We cannot provide you any assurance as to how long the Bermuda court may take to sanction the Schemes, if at all.

Under Bermuda law, we may be able to purchase compulsorily all of the outstanding Existing Notes pursuant to the terms of a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda, as amended, with respect to a series of Existing Notes. A scheme of arrangement may be effected by obtaining the consent of the holders of the outstanding Existing Notes, representing in aggregate a majority in number of holders and at least 75% in value of the Existing Notes of such series present and voting at a court ordered meeting held to consider, and if thought fit, approve the scheme of arrangement. The relevant Existing Notes Issuer will then apply, by way of petition, to the Bermuda court for an order sanctioning the Scheme, at the hearing of which petition the Bermuda court will sanction the Scheme if it is satisfied that the requisite voting thresholds of each class of creditor have been met, the correct procedures have been followed, the proposed arrangements are fair and reasonable and that there are no other reasons why the Scheme should not be approved. Assuming the Bermuda court sanctions the Scheme and upon filing the order of the Bermuda court sanctioning the Scheme with the Registrar of Companies in Bermuda, all holders of Existing Notes of such series can be compelled under Bermuda law to tender all of their Existing Notes of such series under the terms of the Scheme of arrangement for applicable New Notes. The Existing Notes Issuers anticipate obtaining recognition of the Schemes under Chapter 15 of the U.S. Bankruptcy Code, which would cause the Schemes (and their effect on the Existing Notes) to become effective and binding on holders of Existing Notes under U.S. law. By tendering the Existing Notes, such Eligible Holder will be deemed to automatically and unconditionally deliver Instructions with respect to the principal amount of such validly tendered Existing Notes.

Even if the Existing Notes Issuers decide to promote the Scheme with respect to a series of Existing Notes, there can be no assurance that the Bermuda court will sanction the Scheme, or sanction the Scheme upon the terms and conditions presented. Furthermore, even if the Scheme is approved at the court ordered meeting, it is possible for a person with an interest in the Scheme (whether an Eligible Holder of the Existing Notes of the applicable series or otherwise) to object to the Scheme and to attend or be represented at the sanction hearing in order to make representations that the Scheme should not be approved and to appeal against the granting of the sanction order. Any such objections or appeal will delay or possibly prevent the implementation of the Scheme.

If the applicable Existing Notes Issuer is able to consummate the Scheme with respect to a series of Existing Notes, you will not receive the applicable New Notes until the sanction order is filed with the Registrar of Companies in Bermuda and any conditions specified in the Scheme are satisfied, which may include recognition of the Scheme under Chapter 15 of the U.S. Bankruptcy Code. If the applicable Existing Notes Issuer decides to promote a Scheme with respect to a series of Existing Notes, it would not terminate the Tender Offer until the Scheme is consummated. We cannot provide any assurance as to how long the Bermuda court may take to issue the sanction order, and you may be prohibited from trading the applicable Existing Notes you hold for an indefinite period of time.

The Existing Notes Issuers may not receive recognition of the Schemes in the United States or other countries.

If we achieve the 75% Condition with respect to a series of Existing Notes and the applicable Existing Notes Issuer elects to commence the Scheme with respect to such series of Existing Notes, even though the Scheme may be successful in Bermuda, there remains a risk that such effects would not be recognized in other countries. Although we have received advice that it is likely that the effects of the Scheme will be recognized in the United States upon the Chapter 15 recognition order being made, we cannot confirm whether other countries will recognize the Scheme. In the event the Scheme is not recognized in other places, holders of the Existing Notes of the applicable series would not be prevented from trying to enforce their rights against the Existing Notes Issuers in applicable courts. In parallel, if the applicable Existing Notes Issuer elect to consummate the Scheme with respect to a series of Existing Notes and are successful in effecting the Scheme, the relevant Existing Notes Issuer will file a recognition of the Scheme in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code.

Risks Relating to Digicel’s Debt and the New Notes

Digicel’s leverage and debt-service obligations could have an adverse effect on Digicel’s financial health and prevent the DGL0.5 from fulfilling its obligations under the New Notes, diminish Digicel’s ability to raise additional capital to fund its operations, limit the amount of cash Digicel has available, for example for acquisitions and cash dividend payments, and limit Digicel’s ability to react to changes in the economy or the telecommunications industry.

Digicel has a substantial amount of debt and significant debt service obligations. As of September 30, 2019, Digicel had $7.4 billion aggregate principal amount of total consolidated gross debt, which included $63 million of DGL3’s 8.250% Senior Notes due 2020, $21 million of DGL3’s 7.125% Senior Notes due 2022, $937 million of the Existing DGL2 2022 Notes, $984 million of the Existing DGL2 2024 Notes, $1.0 billion of the Existing DGL1 Notes, $1.3 billion of Digicel Limited’s 6.00% Senior Notes due 2021, $925 million of Digicel Limited’s 6.750% Senior Notes due 2023, $1.03 billion dollar equivalent of borrowings under the DIFL Facility, $600 million aggregate principal amount of DIFL Secured Notes and $92.5 million of DPL term loan debt. For more information on Digicel’s indebtedness, see “Description of Other Indebtedness.” DGL0.5 relies on dividends from its subsidiaries to satisfy its debt service obligations. As of September 30, 2019, DHCAL and its subsidiaries had $590.3 million of total debt, all of which is owed to DGL1 as a result of loans provided to DHCAL and its subsidiaries in connection with their operations in Panama and, prior to disposal, Honduras. As of September 30,

2019, DGL1 has recognized impairment charges totaling $450.3 million and recorded $104.1 million as its share of losses against the carrying value of the loans. As of September 30, 2019, the carrying value of DGL1’s investment in DHCAL (including its loans) for accounting purposes was $35.9 million.

Digicel’s substantial current level of indebtedness could have important negative consequences for Digicel and to you as a holder of the New Notes. For example, it could:

·	require Digicel to dedicate a large portion of its cash flow from operating activities to fund payments on its debt, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

·	increase Digicel’s vulnerability to adverse general economic or industry conditions;

·	limit Digicel’s flexibility in planning for, or reacting to, changes in its business or the industry in which it operates;

·	limit the amount of cash available for cash dividend payments;

·	limit Digicel’s ability to raise additional debt or equity capital in the future or increase the cost of such funding;

·	restrict Digicel from making strategic acquisitions or exploiting business opportunities;

·	make it more difficult for (i) DGL0.5 to satisfy its obligations with respect to each series of the New Notes and (ii) Digicel to satisfy its obligations with respect to the agreements governing its existing debt, including the Existing Notes; and

·	place Digicel at a competitive disadvantage compared to its competitors that have less debt.

In addition, we currently do not anticipate that DHCAL will have sufficient funds from operations to repay its loans from DGL1 in full and have not yet determined what actions will be taken if DHCAL is unable to repay the loan. In the event of significant and/or sustained financial difficulties, there is no guarantee that the Existing Notes Issuers or DGL0.5 or any of their subsidiaries would continue to be able to meet all of their debt service obligations. Any inability to meet such debt service obligations could result in insolvency proceedings or reorganization and investors could lose all or a significant portion of their investment.

DGL0.5’s ability to pay principal and interest on the New Notes may be affected by Digicel’s organizational structure. DGL0.5 is dependent upon payments from its subsidiaries to fund payments to you on the New Notes, and their ability to receive funds from their subsidiaries is dependent upon the profitability of such subsidiaries and restrictions imposed by law and contracts.

The Existing Notes Issuers and DGL0.5 are holding companies that do not conduct any business operations. As a result, each relies upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations. Their subsidiaries are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to pay amounts due under the New Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

DL, DIFL and certain of their subsidiaries are parties to DL Indentures, the DIFL Indenture and the DIFL Facility, as applicable, each of which imposes substantial restrictions on DL’s, DIFL’s and certain of their subsidiaries’ ability to pay dividends. Any payment of dividends will be subject to the satisfaction of certain financial conditions set forth in the DL Indentures, the DIFL Indenture and the DIFL Facility. Specifically, (a) the DL Indentures generally prohibit the payment of dividends except if DL’s leverage ratio is less than 4:1 or 4.5:1, as applicable, and out of a cumulative basket based on an amount equal to the excess of cumulative EBITDA over 175% of interest expense, subject to certain other tests and certain exceptions, including exceptions that permit dividends to fund interest on Digicel Group Limited’s existing debt or new notes issued as part of a refinancing thereof, including the New Notes, and (b) the DIFL Facility and the DIFL Indenture generally prohibit the payment of dividends except if DIFL’s leverage ratio is less than 4:1 and out of a cumulative EBITDA over 175% of interest expense, subject to certain other tests and certain exceptions. As of September 30, 2019, DL’s leverage ratio was above 4:1 and, accordingly, if DL is unable to rely on other basket capacity, its ability to pay dividends to fund the Existing Notes Issuers’ and DGL0.5’s needs will be limited. The ability of DL, DIFL and certain of their subsidiaries to comply with such conditions may be affected by events that are beyond their control.

DGL0.5 will be party to an indenture governing the New DGL0.5 Secured Notes to be issued by it in connection with the Tender Offers, which will impose substantial restrictions on DGL0.5’s ability to pay dividends. Any payment of dividends will be subject to the satisfaction of certain financial conditions set forth in the indenture for the New DGL0.5 Secured Notes. Specifically, the indenture will generally prohibit the payment of dividends except if DGL0.5’s leverage ratio is less than 5.5:1 and out of a cumulative basket based on an amount equal to the excess of cumulative EBITDA over 120% of interest expense, subject to certain other tests and certain exceptions. The ability of DGL0.5 to comply with such conditions may be affected by events that are beyond its control.

A breach of any such conditions could result in a default under the DL Indentures, the DIFL Indenture, the DIFL Facility or the indentures for the New Notes, as applicable, and in the event of any such default, the holders of the senior notes issued under the DL Indentures, the lenders under the DIFL Facility or the holders of the New Notes could elect to accelerate the maturity of all of the senior notes issued under the DL and DIFL Indentures, the loans outstanding under the DIFL Facility or the New Notes, as applicable. If the maturity of the senior notes issued under the DL and DIFL Indentures, the loans outstanding under the DIFL Facility or the New Notes were to be accelerated, all of the outstanding debt under the DL and DIFL Indentures and the DIFL Facility would be required to be paid in full before (i) DL, DIFL or certain of their subsidiaries would be permitted to distribute any assets or cash to the Existing Notes Issuers or DGL0.5 and (ii) all of the outstanding debt under the DL and DIFL Indentures, the DIFL Facility and the New Notes would be required to be paid in full before DGL0.5, DL, DIFL or certain of their subsidiaries would be permitted to distribute any assets or cash to the Existing Notes Issuers.

Future borrowings by DL, DIFL or their subsidiaries can be expected to contain restrictions or prohibitions on the payment of dividends to the Existing Notes Issuers and DGL0.5, and future borrowings by DGL0.5 and its subsidiaries can also be expected to contain restrictions or prohibitions on the payment of dividends to the Existing Notes Issuers. In addition, if the maturity of the senior notes issued under the DL and DIFL Indentures, the loans outstanding under the DIFL Facility and the DPL project financing facilities, or the New Notes were to be accelerated, then this could constitute a default under the Existing Indentures and the indentures relating to the New Notes. Furthermore, a payment default, or an acceleration of the maturity of the senior notes issued under the DL Indentures or the Existing Indentures could constitute a default under the DIFL Facility, following which the lenders under the DIFL Facility could elect to accelerate the maturity of all of the loans outstanding under the DIFL Facility.

The terms of the various loan facilities held by certain of DPL’s subsidiaries also impose restrictions on DPL’s and certain of DPL’s subsidiaries’ ability to pay dividends to Digicel, including DGL0.5. In Papua New Guinea, DPL’s largest market, the loan facility permits dividends to be paid to Digicel provided it remains in compliance with its covenants, maintains a minimum cash balance of $10,000,000 and no default or potential event of default exists thereunder. See “Description of Other Indebtedness.”

A breach of any such restriction could result in a default under the DPL loan facilities, and in the event of any such default, the lenders under the DPL loan facilities could elect to accelerate the maturity of all of the loans outstanding under the DPL loan facilities. If the maturity of the loans outstanding under the DPL loan facilities were to be accelerated, all such outstanding debt would be required to be paid in full before DPL and certain of its subsidiaries would be permitted to distribute any assets or cash to Digicel, including DGL0.5.

The ability of Digicel’s subsidiaries to make such payments to the holding companies will also be subject to, among other things, the availability of profits or funds, applicable laws, such as foreign exchange control and other local laws, including surplus, solvency and other limits imposed on the ability of companies to pay dividends. In addition, although Digicel maintains management control over all its subsidiaries, Digicel has some subsidiaries with local minority equity participants who may object to payment of dividends.

Further, the creditors of the subsidiaries of DGL0.5 have direct claims on such subsidiaries and their assets and the claims of holders of New Notes are “structurally subordinated” to any existing and future liabilities of such subsidiaries. This means that the creditors of the subsidiaries of DGL0.5 have priority in their claims on the assets of the subsidiaries over such creditors, including the holders of the New Notes. All of DGL0.5’s consolidated liabilities, other than its direct obligations (including the New Notes offered hereby), are obligations of its subsidiaries and are effectively senior to the New Notes.

Many of Digicel’s assets have been pledged to secure other obligations and will not be available to you until those other obligations are satisfied.

Substantially all of Digicel’s Caribbean subsidiaries’ assets have been pledged to secure the obligations under the DIFL Facility and the DIFL Secured Notes, which consisted of $1.6 billion of indebtedness outstanding as of September 30, 2019. An additional $626.6 million of DIFL Secured Notes is being offered in the DL Tender Offers. See “Summary—Recent Developments.” Similarly, substantially all of Digicel PNG’s assets have been pledged to secure its obligations under the Digicel PNG Facility. Claims of holders of the New Notes against such other assets will be effectively subordinated to the claims of the holders of these other secured obligations. In addition, the terms of the New Notes will permit any subsidiary of DGL0.5 to pledge its other unencumbered assets in connection with additional indebtedness, subject to certain restrictions.

The Existing Notes Issuers and their subsidiaries, including DGL0.5, may be able to incur substantially more debt.

Subject to any restrictions in the indentures governing the New Notes and in other instruments governing Digicel’s debt, DGL0.5 and its subsidiaries may be able to incur substantial additional debt in the future, which could be structurally senior to the New Notes, including secured debt. Although the terms of the indentures governing some of the New Notes and the instruments governing certain of Digicel’s other outstanding debt contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and debt incurred in compliance with these restrictions could be substantial. In addition, under the New DGL0.5 Secured Notes, we will pay additional interest on the New DGL0.5 Secured Notes by increasing the principal amount of the New DGL0.5 Secured Notes, which will increase our debt by the amount of any such PIK Interest. To the extent new debt is added to Digicel’s current debt levels, the substantial leverage-related risks described above would increase. For example, Digicel will be required to use a portion of future cash flow from operating activities to service the principal and interest payments on Digicel’s indebtedness, which will reduce the funds available for operations, including capital investments and business expenses.

DGL0.5’s ability to generate cash depends on many factors beyond its control, and DGL0.5 may not be able to generate cash required to service its debt, including the New Notes.

DGL0.5’s ability to make scheduled payments on the New Notes and Digicel’s ability to meet its other debt service obligations or to refinance its debt depends on Digicel’s future operating and financial performance and ability to generate cash. This will be affected by Digicel’s ability to implement successfully its business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond its control. If Digicel cannot generate sufficient cash to meet its debt service obligations or fund its other business needs, it may, among other things, need to refinance all or a portion of its debt, including the New Notes, obtain additional financing, delay capital expenditures or sell assets. Digicel cannot assure you that it will be able to generate sufficient cash through any of the foregoing. If Digicel is not able to refinance any of its debt, obtain additional financing or sell assets on commercially favorable terms or at all, it may not be able to satisfy its obligations with respect to its debt, including the New Notes. If this were to occur, holders of the relevant debt would be able to declare the full amount of such debt due and payable. Digicel’s assets may not be sufficient to pay such amounts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, we currently do not anticipate that DHCAL will have sufficient funds from operations to repay its loans from DGL1 in full and have not yet determined what actions will be taken if DHCAL is unable to repay the loan. The range of actions could vary from taking enforcement actions under the loan documentation, renegotiating the terms of the loan (which could include principal reduction, maturity extension or other modifications) or a more fulsome workout.

A significant increase in its net indebtedness could result in changes in the terms on which credit is extended to Digicel.

A significant increase in Digicel’s net indebtedness could result in changes to the terms on which banks and suppliers are willing to extend credit to it. For example, this could increase its costs of financing or cause Digicel to become obligated to make early repayment on some or all of its indebtedness, either of which could have a material adverse effect on its business, financial condition and results of operations. See “—Risks Relating to Digicel’s

Business, Technology and Competition—Digicel operates in some markets that are considered politically and economically unstable, which could negatively affect its operations.”

A downgrade in Digicel’s credit ratings could negatively affect its ability to access capital and increase the cost of maintaining its credit facilities and any new debt.

Failure to compete effectively with Digicel’s existing competitors and to adapt to new competition and new technologies or failure to implement Digicel’s business strategy while maintaining its existing business could result in a loss of revenue, a decline in profitability, a decrease in the value of Digicel’s business and/or a downgrade of its credit ratings, which could restrict its access to the capital markets. In addition, any downgrade in Digicel’s credit ratings may have an adverse effect on the market price or marketability of its existing and future indebtedness.

Restrictions imposed by the indenture governing the New Notes and the agreements governing certain of Digicel’s other outstanding debt contain various covenants that limit the ability of the Existing Notes Issuers and DGL0.5 to take certain actions.

The indentures governing some of the New Notes and the agreements governing certain of Digicel’s other outstanding debt contain various covenants that limit Digicel’s flexibility in operating its business. For example, these agreements restrict, among other things, the ability of the Existing Notes Issuers and certain of their subsidiaries, including DGL0.5, to:

·	borrow money;

·	pay dividends or make other distributions;

·	create certain liens;

·	make certain asset dispositions;

·	make certain loans or investments;

·	issue or sell share capital of its subsidiaries;

·	issue certain guarantees;

·	enter into transactions with affiliates; and

·	amalgamate, merge, consolidate, or sell, lease or transfer all or substantially all of its assets.

In addition, the existing DL notes, the DIFL Secured Notes, the DIFL Facility and the DPL loan facilities require DGL3, DL, DIFL and DPL’s subsidiaries to maintain specified ratios and satisfy specified financial tests in order to permit them to take certain actions. The ability of DL, DIFL and DPL’s subsidiaries to meet these financial ratios and tests may be affected by events beyond Digicel’s control and, as a result, it cannot assure you that it will be able to meet these ratios and tests. In the event of a default under the existing DL notes, DIFL Facility or DPL loan facilities, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may, as a result, be accelerated and become due and payable. Digicel may be unable to pay these debts in such circumstances. If Digicel were unable to repay those amounts, lenders could proceed against the collateral granted to them to secure repayment of those amounts. Digicel cannot assure you that the collateral will be sufficient to repay in full those amounts and amounts owing to the holders of New Notes. Digicel cannot assure you that the operating and financial restrictions and covenants in these agreements will not adversely affect its ability to finance its future operations or capital needs, or engage in other business activities that may be in its interest, or react to adverse market developments.

Some of Digicel’s subsidiaries are not subject to most of the covenants under the New Notes.

Digicel’s investments in DHCAL and Turgeau Developments S.A. (“TDSA”) were made through Digicel (CA) Limited and Turgeau Holdings Limited respectively, each an “unrestricted subsidiary” of Digicel Limited, as this term will be defined in the indentures governing the applicable New Notes. TDSA has developed a luxury hotel in

Port-au-Prince, Haiti which is operated by Marriott. The operations of unrestricted subsidiaries are not subject to the covenants described above. As a result, holders of the New Notes will have no recourse if any unrestricted subsidiary substantially increases its debt leverage. Moreover, a default by an unrestricted subsidiary under any of its debt instruments generally would not give rise to a default under the indenture governing each series of New Notes, even though the creditors of the defaulting subsidiary would have remedies against the subsidiary. As a result, you will have no recourse if any unrestricted subsidiary defaults on any of its debt.

DGL0.5 may be unable to repurchase the New Notes of the applicable series as required upon a change of control.

If DGL0.5 experiences a “change of control,” it would be required to make an offer to repurchase all of the New DGL0.5 Unsecured Notes and New DGL0.5 Secured Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. If DGL0.5 experiences a “fundamental change,” it would be required to make an offer to repurchase all of the Convertible Notes at 100% of their then-current principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, DGL0.5 may be unable to do so because it might not have enough available funds at the time of such event to make the required purchase of such New Notes. See “Description of the New DGL0.5 Unsecured Notes—Purchase of Notes upon a Change of Control,” “Description of the New DGL0.5 Secured Notes—Purchase of Notes upon a Change of Control” and “Description of the Convertible Notes—Repurchase at the Option of the Holder Upon a Fundamental Change.” In addition, certain of DGL0.5’s other outstanding indebtedness, and any future indebtedness, may limit their respective abilities to repurchase the New Notes upon a change of control.

Bermuda fraudulent transfer statutes allow courts, under specific circumstances, to limit your rights as a noteholder, which could result in your not being repaid in full.

As the New Notes are non-investment grade securities, they may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy court’s power to disallow, reduce, subordinate or disenfranchise particular claims. In any reorganization or liquidation proceeding relating to DGL0.5, holders of the New Notes may lose their entire investment, may be required to accept cash or securities with a value less than their original investment and/or may be required to accept payment over an extended period of time. Under such circumstances, the returns generated may not compensate the holders adequately for the risks assumed. In particular, and without limiting the foregoing, under Section 237 of the Companies Act 1981 of Bermuda, certain transactions, including payments to creditors, within six months prior to the commencement of liquidation may be set aside if the transactions were made with the dominant intention of preferring those creditors over others. Under Section 36C of the Conveyancing Act 1983 of Bermuda, certain dispositions of a Bermuda company’s property are voidable if (i) the disposition was a disposition the dominant purpose of which is to put the property which is the subject of the disposition beyond the reach of a person or a class of persons who is making, or may at some time make, a claim against the transferor, and (ii) where the person seeking to set aside the disposition was, on the date of the disposition, not a person to whom an obligation was owed by the transferor, they were a person whom the Supreme Court of Bermuda is satisfied was a person who, on the date of disposition, was reasonably foreseeable by the transferor as a person to whom an obligation might become owed by the transferor. The limitation period on such dispositions is six years from the transfer, or, if later, from the time when the obligations or cause of action in favor of the creditor arose or accrued. Only transactions made at an undervalue are capable of being avoided under Section 36C. Under Section 166 of the Companies Act 1981 of Bermuda, any disposition of the property of a Bermuda company made after the commencement of a court-ordered winding-up is, unless the court orders otherwise, void. Any person that is knowingly party to the carrying on of a Bermuda company with intent to defraud creditors of the company or of any other person, or for any fraudulent purpose, may be personally liable for the debts or other liabilities of the company. Any floating charge created within 12 months immediately preceding commencement of a winding-up shall, except to the amount of any cash paid to the company at the time of or after the creation of, and in consideration for, the charge, be invalid unless it is proved that the company was solvent immediately after the creation of the charge.

An active trading market may not develop for the New Notes.

DGL0.5 cannot assure you as to the liquidity of any market that may develop for the New Notes of any series, the ability of holders of such New Notes to sell them or the price at which the holders of such New Notes may be able to sell them. The liquidity for any market for the New Notes of any series will depend on the number of holders of such New Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions and DGL0.5’s own financial condition, performance and prospects, as well as recommendations by securities analysts. Historically, the market for non-investment grade debt, such as the New Notes, has been subject to disruptions that have caused substantial price volatility. DGL0.5 cannot assure you that if a market for the New Notes of a series were to develop, such a market would not be subject to similar disruptions. As a result, DGL0.5 cannot assure you that an active trading market for the New Notes of any series will develop or, if one does develop, that it will be maintained. If an active trading market does not develop or cannot be maintained, this could have a material adverse effect on the liquidity and the trading price of such New Notes. Market fluctuations, as well as economic conditions, have adversely affected the market price of many securities. DGL0.5 cannot assure you that these conditions will not adversely affect the market prices of the New Notes.

If a market for the New Notes of any series does develop, DGL0.5 also cannot assure you that you will be able to sell your New Notes, if issued, at a particular time or that the prices that you receive when you sell will be favorable. DGL0.5 also cannot assure you as to the level of liquidity of the trading market for the New Notes of any series.

The New Notes are subject to restrictions on transfer.

None of the New Notes nor the common shares issuable upon conversion of the Convertible Notes have been, nor will they be (except as described below), registered under the U.S. Securities Act or any U.S. state securities laws. You may not offer the New Notes or any common shares issuable upon conversion of the Convertible Notes in the United States except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws, or pursuant to an effective registration statement. Furthermore, DGL0.5 has not registered the New Notes or such common shares under any other country’s securities laws. It is your obligation to ensure that your offers and sales of the New Notes or any such common shares within the United States and other countries comply with applicable securities laws. See “Transfer Restrictions.”

We do not intend to file a registration statement for the resale of the New Notes or the common shares issuable upon conversion of the Convertible Notes, except in limited circumstances with respect to such common shares as described under “Description of the Convertible Notes—Limited Registration Rights.”

Enforcing your rights as a noteholder in Bermuda may prove difficult.

The New Notes will be issued by DGL0.5, which is incorporated under the laws of Bermuda. Your rights under the New Notes will be subject to the insolvency and administrative laws of Bermuda, and there can be no assurance that you will be able to effectively enforce your rights in such bankruptcy, insolvency or similar proceedings.

In addition, the bankruptcy, insolvency, administrative and other laws of Bermuda may be materially different from, or in conflict with, each other, including in the areas of rights of creditors, priority of government entities and other third-party and related-party creditors, ability to obtain post-bankruptcy filing loans or to pay interest and the duration of proceedings. The laws of Bermuda may not be as favorable to your interests as the laws of jurisdictions with which you are familiar. The application of these laws, or any conflict among them, could call into question what and how Bermuda’s laws should apply. Such issues may adversely affect your ability to enforce your rights under the New Notes in Bermuda or limit any amounts that you may receive.

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

The Existing Notes Issuers and DGL0.5 are incorporated under the laws of Bermuda. None of their directors or executive officers are residents of Bermuda or the United States. All or a substantial portion of their assets and those of their directors and executive officers are located outside the United States. As a result, it may not be possible for investors in their respective securities to effect service of process within the United States upon such persons or upon them or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of the U.S. securities laws. It is not clear whether a foreign court would accept jurisdiction and impose civil liability if proceedings were commenced in a foreign jurisdiction predicated solely upon U.S. federal securities laws. See “Service of Process and Enforcement of Judgments.” Digicel has also been advised by its Bermuda counsel, Conyers Dill & Pearman Limited, that the United States and Bermuda do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable by the United States courts directly in Bermuda, although judgments of United States courts are enforceable by way of the process of common law enforcement of judgments. If the party in whose favor such final judgment on the merits is rendered brings a new suit in a competent court in Bermuda, the party may submit the final judgment that has been rendered in the United States to a Bermuda court for the purpose of recognition and enforcement in Bermuda. A judgment by a federal or state court of the United States against the Existing Notes Issuers or DGL0.5 will be regarded by a Bermuda court only as evidence of the outcome of the dispute to which such judgment relates, and a Bermuda court may choose to rehear the dispute. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against the Existing Notes Issuers or DGL0.5 or their directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda or such jurisdictions against the Existing Notes Issuers or DGL0.5 or their directors or officers under the securities laws of other jurisdictions particularly if the Existing Notes Issuers or DGL0.5 does not submit to the jurisdiction of the court in the United States in which the proceedings take place.

Risks Related to an Investment in the Convertible Notes

DGL0.5’s obligations under the Convertible Notes are subordinated.

DGL0.5’s payment obligation under the Convertible Notes will be unsecured and will rank junior and be subordinated in right of payment to all of its Senior Indebtedness on the terms set forth in the Convertible Note Indenture (as defined under “Description of the Convertible Notes”) pursuant to which the Convertible Notes will be issued. This means that DGL0.5 cannot make any payments on the Convertible Notes, if (i) DGL0.5 has defaulted on the payment of any of its Senior Indebtedness and the default is continuing, (ii) the maturity of any Senior Indebtedness has been accelerated as a result of a default or (iii) DGL0.5 has filed for bankruptcy or is winding-up or liquidating, and its Senior Indebtedness has not been repaid in full. In addition, the Convertible Notes will not be obligations of or guaranteed by any of DGL0.5’s subsidiaries. As a result, the Convertible Notes will be structurally subordinated to all debt and other liabilities of DGL0.5’s subsidiaries, which means that creditors and preferred stockholders of such subsidiaries will be paid from the assets of such subsidiaries before holders of the Convertible Notes would have any claims to those assets. Since DGL0.5’s operations are conducted through its subsidiaries, the cash flow and the consequent ability to service its indebtedness, including the Convertible Notes, is dependent upon the earnings of its subsidiaries and the distribution of those earnings or upon the payments of funds by those subsidiaries to DGL0.5. DGL0.5’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Convertible Notes or to make funds available to DGL0.5, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to DGL0.5 by its subsidiaries may be subject to contractual or statutory restrictions, and such payments, loans and advances, as applicable, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right DGL0.5 may have to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Convertible Notes to participate in those assets) will be structurally subordinated to the claims of such subsidiary’s creditors, including trade creditors, because such creditors’ claims will have a priority over DGL0.5’s claim as an equity owner of its subsidiaries.

DGL0.5 and its subsidiaries have, and upon consummation of the Tender Offers will continue to have, a substantial amount of debt and significant debt service obligations, as described under “Description of Other Indebtedness,” “Description of the New DGL0.5 Unsecured Notes” and “Description of the New DGL0.5 Secured Notes.” All of DGL0.5’s indebtedness as of the date of this offering memorandum would constitute Senior Indebtedness to which the Convertible Notes would be subordinated.

The DGL0.5 common shares into which the Convertible Notes are convertible are not listed or traded on any securities exchange.

The Convertible Notes are convertible into DGL0.5’s common shares at the option of the holder thereof, any time on or after June 1, 2023. DGL0.5’s common shares are not currently listed or traded on any securities exchange. We cannot assure you that DGL0.5’s common shares will be listed or traded on a securities exchange or that an active trading market for such common shares will develop. If an active trading market does not develop or is not maintained for the common shares, the market price and liquidity of the Convertible Notes may be adversely affected.

DGL0.5 may not have the ability to raise the funds necessary to repurchase the Convertible Notes upon a fundamental change, and DGL0.5’s debt may contain limitations on its ability to pay cash upon repurchase of the Convertible Notes.

Holders of the Convertible Notes will have the right to require DGL0.5 to repurchase their Convertible Notes upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the then current principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, as described under “Description of the Convertible Notes—Repurchase at the Option of the Holder Upon a Fundamental Change.” However, DGL0.5 may not have enough available cash or be able to obtain financing at the time it is required to make repurchases of the Convertible Notes surrendered therefor. In addition, DGL0.5’s ability to repurchase the Convertible Notes may be limited by law, by regulatory authority or by agreements governing DGL0.5’s current and future indebtedness. DGL0.5’s failure to repurchase the Convertible Notes at a time when the repurchase is required by the Convertible Note Indenture would constitute a default under the Convertible Note Indenture. A default under the Convertible Note Indenture or the fundamental change itself could also lead to a default under agreements governing DGL0.5’s indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, DGL0.5 may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes.

Redemption may adversely affect your return on the Convertible Notes.

Subject to certain conditions, DGL0.5 may redeem for cash all or part of the Convertible Notes, at its option, at any time after issuance at a redemption price as set forth in “Description of the Convertible Notes—Optional Redemption.” DGL0.5 may choose to redeem some or all of the Convertible Notes, including at times when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the proceeds you receive from the redemption in a comparable security at an effective interest as high as the interest rate on your Convertible Notes being redeemed. In addition, you cannot convert your Convertible Notes prior to June 1, 2023, and so any redemption of the Convertible Notes prior to that time will not allow you to take advantage of the then-current conversion value of the Convertible Notes. Following June 1, 2023, a holder of Convertible Notes whose Convertible Notes are called for redemption may choose to convert such Convertible Notes in advance of such redemption. However, there will be no make-whole increase to the conversion rate for such a conversion and so such a holder will not be compensated for any lost option time value in connection with such a redemption.

The Convertible Notes are protected by limited restrictive covenants.

The indenture governing the Convertible Notes will not contain any financial or operating covenants.  It contains restrictions on the payments of dividends and repurchases of securities by DGL0.5, but only until June 1, 2023.  The indenture for the Convertible Notes will prohibit the incurrence of subordinated indebtedness by DGL0.5, unless it is pari passu with, or subordinated to, the Convertible Notes; there is no limitation on the incurrence of such pari passu or subordinated indebtedness, nor senior debt.  The indenture governing the Convertible Notes will not contain any covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change or other corporate transaction involving DGL0.5 except to the extent described under “Description of the Convertible Notes—Repurchase at the Option of the Holder Upon a Fundamental Change” and “Description of the Convertible Notes—Consolidation, Merger and Sale of Assets.”

The conversion rate of the Convertible Notes will not be adjusted for all dilutive events.

The conversion rate of the Convertible Notes is subject to adjustment for certain events, including, but not limited to, the issuance of certain stock dividends on DGL0.5’s common shares, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets and certain issuer tender or exchange offers as described under “Description of the Convertible Notes—Conversion Rate Adjustments” in this offering memorandum. However, the conversion rate will not be adjusted for any other events, such as a third-party tender or exchange offer or an issuance of common shares for cash, all of which may adversely affect the trading price of the Convertible Notes or the common shares. An event that adversely affects the value of the Convertible Notes may occur, and that event may not result in an adjustment to the conversion rate.

The conversion rate per $1,000 principal amount of the Convertible Notes will decrease as a result of PIK Interest.

The conversion rate will be adjusted downward as a result of the payment of any PIK Interest on the Convertible Notes such that the number of common shares into which each Convertible Note is at any time convertible (taking into account all payments of PIK Interest made on such Convertible Note, whether through an increase to the principal amount or the issuance of any PIK Notes (as defined below)) is the share allocation (as defined under “Description of the Convertible Notes—General”) (subject to adjustment as described under “—Conversion Rights—Conversion Rate Adjustments” below). Therefore, the payment of PIK Interest will not entitle holders of the Convertible Notes to any increase in the number of common shares issuable upon conversion.

You will have no rights as a DGL0.5 common shareholder but will be subject to all changes with respect to DGL0.5’s common shares.

You will not be entitled to any rights with respect to DGL0.5’s common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on DGL0.5’s common shares) prior to the conversion date, but you will be subject to all changes affecting DGL0.5’s common shares. For example, if an amendment is proposed to DGL0.5’s Memorandum of Association and Bye-laws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the conversion date, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting the common shares.

Future sales of DGL0.5’s common shares or equity-linked securities in the public market could lower the market price for DGL0.5’s common shares and adversely impact the trading price of the Convertible Notes.

In the future, DGL0.5 may sell additional common shares or equity-linked securities to raise capital. In addition, a substantial number of DGL0.5’s common shares is reserved for issuance upon the exercise of stock options. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for DGL0.5’s common shares. The issuance and sale of substantial amounts of common shares or equity linked securities, or the perception that such issuances and sales may occur, could adversely affect the trading price of the Convertible Notes and the market price of DGL0.5’s common shares and impair DGL0.5’s ability to raise capital through the sale of additional equity or equity-linked securities.

Upon conversion of the Convertible Notes, you may receive less valuable consideration than expected because the value of DGL0.5’s common shares may decline after the conversion date but before DGL0.5 settles its conversion obligation.

Under the Convertible Notes, a holder whose Convertible Notes are converted will be exposed to fluctuations in the value of DGL0.5’s common shares during the period from the conversion date until the date DGL0.5 settles its conversion obligation. Upon conversion, DGL0.5 will be required to deliver the common shares on the third business day following the relevant conversion date. Accordingly, if the value of the common shares decreases during this period, the value of the consideration that you receive upon conversion would be less than the conversion value of the Convertible Notes on the conversion date.

The Convertible Notes may adversely affect the value of DGL0.5’s common shares.

The value (and, if applicable, market price) of DGL0.5’s common shares is likely to be influenced by the Convertible Notes. For example, the value (and, if applicable, market price) of the common shares could become more volatile and could be depressed by:

·	investors’ anticipation of the sale into the market of a substantial number of additional common shares issued upon conversion of the Convertible Notes;

·	possible sales of common shares by investors who view the Convertible Notes as a more attractive means of equity participation in Digicel than owning DGL0.5’s common shares; and

·	hedging or arbitrage trading activity that may develop involving the Convertible Notes and DGL0.5’s common shares.

Except in limited circumstances if a sufficient amount of Convertible Notes remain outstanding on or after January 1, 2023, you will have no right to vote for DGL0.5’s directors.

Subject to certain conditions of the outstanding Convertible Notes on or after January 1, 2023, holders of the Convertible Notes (voting together as a single class) will be entitled to vote for the nomination of one or two directors to DGL0.5’s board of directors as described under “Description of the Convertible Notes—Convertible Note Directors.” Other than that nomination of such director(s), you will have no voting rights with respect to the election of directors.

The Convertible Notes have no maturity or mandatory redemption date.

The Convertible Notes are perpetual debt securities. The Convertible Notes have no maturity or mandatory redemption date and are not redeemable at the option of investors other than in the limited circumstances as set forth under “Description of the Convertible Notes—Repurchase at the Option of the Holder Upon a Fundamental Change.” Subject to certain conditions, DGL0.5 will have the option to redeem some or all the Convertible Notes at a redemption price as set forth in “Description of the Convertible Notes—Optional Redemption.” The redemption price will be paid solely in cash. Accordingly, each Convertible Note will remain outstanding indefinitely unless a holder of such Convertible Notes decides to convert it, DGL0.5 elects to redeem it or such holder elects for such Convertible Notes to be repurchased following a fundamental change. Any decision DGL0.5 may make at any time to redeem the Convertible Notes will depend, among other things, upon its evaluation of the overall level and quality of its capital components, considered in light of its risk exposures, earnings and growth strategy, as well as general market conditions at such time. Accordingly, investors should not expect DGL0.5 to redeem the Convertible Notes on any particular date.

Some significant restructuring transactions may not constitute a fundamental change, in which case DGL0.5 would not be obligated to offer to repurchase the Convertible Notes.

Upon the occurrence of a fundamental change, you have the right to require DGL0.5 to repurchase your Convertible Notes. However, the fundamental change provisions will not afford protection to holders of Convertible Notes in the event of other transactions that could adversely affect the Convertible Notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by DGL0.5 may not constitute a fundamental change requiring DGL0.5 to repurchase the Convertible Notes. In the event of any such transaction, the holders would not have the right to require DGL0.5 to repurchase the Convertible Notes, even though each of these transactions could increase the amount of DGL0.5’s indebtedness, or otherwise adversely affect DGL0.5’s capital structure or any credit ratings, thereby adversely affecting the holders of Convertible Notes.

Regulatory actions may adversely affect the trading price and liquidity of the Convertible Notes.

If DGL0.5’s common shares are listed on a securities exchange at a time when the Convertible Notes are still outstanding, we expect that some investors in, and potential purchasers of, the Convertible Notes may employ, or seek to employ, an arbitrage strategy with respect to the Convertible Notes. Investors that employ an arbitrage strategy with respect to the Convertible Notes typically implement that strategy by selling short the common shares underlying the Convertible Notes and dynamically adjusting their short position while they hold the Convertible Notes. Investors may also implement this hedging strategy by entering into swaps on DGL0.5’s common shares in lieu of or in addition to short selling the common shares.

The SEC and other regulatory and self-regulatory authorities have implemented various rules and may adopt additional rules in the future that may impact those engaging in short selling activity involving equity securities, including Rule 201 of SEC Regulation SHO, the national securities exchanges and the Financial Industry Regulatory Authority, Inc.’s “Limit Up-Limit Down” program, market-wide circuit breaker systems that halt trading of stock for certain periods following specific market declines, and rules stemming from the enactment and implementation of the security-based swaps provisions of the Dodd- Frank Wall Street Reform and Consumer Protection Act of 2010. If DGL0.5’s common shares are listed on a securities exchange at a time when the Convertible Notes are still outstanding, any governmental or regulatory action that restricts the ability of investors in, or potential purchasers of, the Convertible Notes to effect short sales of the common shares or enter into swaps on DGL0.5’s common shares, could adversely affect the trading price and the liquidity of the Convertible Notes at such time.

Volatility in the market price and trading volume of DGL0.5’s common shares could adversely impact the trading price of the Convertible Notes.

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. If a trading market develops for DGL0.5’s common shares, the market price of such common shares could fluctuate significantly for many reasons, including in response to the risks described in this section or elsewhere in this offering memorandum or for reasons unrelated to Digicel’s operations, such as reports by industry analysts, investor perceptions or negative announcements by Digicel’s customers, competitors or counterparties regarding their own performance, as well as industry conditions and general financial, economic and political instability. If a trading market develops for DGL0.5’s common shares, a decrease in the market price of DGL0.5’s common shares would likely adversely impact the trading price of the Convertible Notes. If a trading market develops for DGL0.5’s common shares, the market price of DGL0.5’s common shares could also be affected by possible sales of DGL0.5’s common shares by investors who view the Convertible Notes as a more attractive means of equity participation in Digicel and by hedging or arbitrage trading activity that we expect may develop involving DGL0.5’s common shares. This trading activity could, in turn, affect the trading prices of the Convertible Notes.

You may be subject to tax if DGL0.5 makes or fails to make certain adjustments to the conversion rate of the Convertible Notes even though you do not receive a corresponding cash distribution.

The conversion rate of the Convertible Notes is subject to adjustment in certain circumstances. If the conversion rate is adjusted as a result of a distribution that is taxable to DGL0.5’s common shareholders, you may be deemed to have received a dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in DGL0.5 could be treated as a deemed taxable dividend to you.

The Convertible Notes are DGL0.5’s obligations only and DGL0.5 is primarily a holding company and may require cash from its subsidiaries for the payment of amounts due on its obligations, including the Convertible Notes.

The Convertible Notes are DGL0.5’s obligations exclusively and are not guaranteed by any of its operating subsidiaries. DGL0.5 is primarily a holding company for several subsidiaries. DGL0.5 will rely primarily on dividends and other distributions from its subsidiaries to provide funds for the payment of amounts due on its obligations, including the Convertible Notes. The ability of DGL0.5’s subsidiaries to declare cash dividends is subject to legal limitations, and may be subject to contractual limitations. If DGL0.5’s subsidiaries were unable to supply DGL0.5 with cash over time, DGL0.5 could be unable to pay amounts due on its obligations, including the Convertible Notes. As an equity holder of DGL0.5’s subsidiaries, DGL0.5’s ability to participate in any distribution of assets of any subsidiary is “structurally subordinate” to the claims of the creditors of that subsidiary.

Ownership limitations under Bermuda law may impair the ability of holders to exchange Convertible Notes into common shares.

Under certain circumstances, Bermuda law may require consent of the Bermuda Monetary Authority for the delivery of common shares upon conversion of the Convertible Notes.  Under current Bermuda Monetary Authority (BMA) policy, if the result of DGL0.5’s delivery of common shares upon conversion would be that the recipient of such shares holds 10% or more of the voting shares of DGL0.5 (having held less than 10% of such voting shares prior to such conversion) or holds more than 50% of the voting shares (having held between 10% and 50% of the voting shares prior to such conversion), BMA consent would need to be obtained before delivery of such common shares upon conversion.  In such case, any purported delivery of common shares upon conversion of Convertible Notes will be void and have no effect to the extent (but only to the extent) that such delivery would require such consent. If any delivery of common shares owed to a holder upon conversion of Convertible Notes is not made, in whole or in part, as a result of the foregoing restrictions, DGL0.5’s obligation to make such delivery will not be extinguished, and DGL0.5 will deliver such shares as promptly as practicable after the applicable holder gives notice to DGL0.5 and DGL0.5 determines that such such consent has been granted.

Risks Relating to the Collateral

There may not be sufficient collateral to pay all or any of the New DGL0.5 Secured Notes or it may be difficult to realize the value of the New DGL0.5 Secured Notes Collateral.

The New DGL0.5 Secured Notes will be secured by liens on the New DGL0.5 Secured Notes Collateral. No appraisal of the value of the New DGL0.5 Secured Notes Collateral has been made in connection with the Tender Offers and the value of the New DGL0.5 Secured Notes Collateral in the event of liquidation will depend on market and economic conditions and other factors. The amount to be received upon a sale of the New DGL0.5 Secured Notes Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the New DGL0.5 Secured Notes Collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, portions of the New DGL0.5 Secured Notes Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the New DGL0.5 Secured Notes Collateral can be sold in a short period of time or in an orderly manner. In the event of a foreclosure, liquidation, reorganization, bankruptcy or other insolvency proceeding, we cannot assure you that the proceeds from any sale or liquidation of the New DGL0.5 Secured Notes Collateral will be sufficient to pay our obligations under the New DGL0.5 Secured Notes. In addition, in the event of any such proceeding, the ability of the holders of New DGL0.5 Secured Notes to realize upon any of the New DGL0.5 Secured Notes Collateral may be subject to bankruptcy and insolvency law limitations.

In addition, the security interest of the collateral agent for the benefit of the holders of the New DGL0.5 Secured Notes will be subject to practical problems generally associated with the realization of security interests in collateral. For example, the collateral agent may need to obtain the consent of a third party, including regulatory consents, to obtain or enforce a security interest in a contract. We cannot assure you that the collateral agent will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent, as collateral agent for the New DGL0.5 Secured Notes, may not have the ability to foreclose upon those assets and the value of the New DGL0.5 Secured Notes Collateral may significantly decrease.

There are circumstances other than repayment or discharge of the New DGL0.5 Secured Notes under which the New DGL0.5 Secured Notes Collateral will be released automatically, without the consent of the holders of the New DGL0.5 Secured Notes or the trustee.

There are circumstances other than repayment or discharge of the New DGL0.5 Secured Notes under which the New DGL0.5 Secured Notes Collateral will be released automatically, without the consent of the holders of the New DGL0.5 Secured Notes or the trustee. For example, collateral securing the New DGL0.5 Secured Notes will be released automatically upon a sale, transfer or other disposal of such collateral in a transaction not prohibited under the applicable indenture or with respect to collateral that is capital stock, upon the dissolution of the issuer of such capital stock in accordance with the indenture governing the New DGL0.5 Secured Notes.

Not all of our assets secure the New DGL0.5 Secured Notes.

The New DGL0.5 Secured Notes will be effectively junior to any obligations secured by certain permitted liens and any assets that do not constitute the New DGL0.5 Secured Notes Collateral, in each case to the extent of the value of such assets. The New DGL0.5 Secured Notes will be secured by first-priority liens on only the New DGL0.5 Secured Notes Collateral. The New DGL0.5 Secured Notes Collateral is comprised of (i) all capital stock of Digicel Pacific Limited, a direct subsidiary of DGL0.5 following the Reorganization Transactions, held by DGL0.5 as of the issue date, (ii) all capital stock of Digicel Limited, a direct subsidiary of DGL0.5 following the Reorganization Transactions, held by DGL0.5 as of the issue date, (iii) all capital stock (including warrants to acquire capital stock) of Digicel (CA) Limited, a direct unrestricted subsidiary of Digicel Limited, held by DGL0.5 as of the issue date, (iv) DGL0.5’s receivable under the Digicel (Central America) Group Limited Credit Facility and (v) all Capital Stock of Digicel (PNG) Limited owned by Digicel (Singapore) Private Ltd., a wholly owned direct subsidiary of Digicel Pacific Limited. Accordingly, the value of the New DGL0.5 Secured Notes Collateral (or the collateral in which the holders have a perfected security interest) may be significantly less than the value of the secured obligations. The value of the excluded assets is significant. In certain circumstances, the excluded assets may also be pledged to other creditors.

We will have control over the collateral.

The collateral documents will allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the New DGL0.5 Secured Notes Collateral. In addition, we will not be required to comply with Section 314(d) of the Trust Indenture Act of 1939 (the “TIA”). As a result, so long as no default or event of default under the indenture would result therefrom, we may, among other things, without any release or consent by the trustee, conduct ordinary course activities with respect to the New DGL0.5 Secured Notes Collateral.

The imposition of certain permitted liens could materially and adversely affect the value of the New DGL0.5 Secured Notes Collateral.

The New DGL0.5 Secured Notes Collateral will be subject to liens permitted under the terms of the indenture that will govern the New DGL0.5 Secured Notes, whether arising on or after the date the New DGL0.5 Secured Notes are issued. The existence of any permitted liens could materially adversely affect the value of the New DGL0.5 Secured Notes Collateral that could be realized by the holders of the New DGL0.5 Secured Notes, as well as the ability of the collateral agent to realize or foreclose on the New DGL0.5 Secured Notes Collateral. The New DGL0.5 Secured Notes Collateral may also secure future indebtedness and other obligations of DGL1 on a pari passu basis to the extent permitted by the indenture that will govern the New DGL0.5 Secured Notes and the related collateral documents and, as a result, your rights to the New DGL0.5 Secured Notes Collateral would be diluted by any increase in the indebtedness secured on a pari passu basis by the New DGL0.5 Secured Notes Collateral.

The value of the New DGL0.5 Secured Notes Collateral may not be sufficient to secure post-petition interest in bankruptcy.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding commenced by or against us in the U.S., holders of the New DGL0.5 Secured Notes will only be entitled to post-petition interest under the U.S. Bankruptcy Code to the extent that the value of their security interest in the New DGL0.5 Secured Notes Collateral is greater than their pre-bankruptcy claim. Holders of the New DGL0.5 Secured Notes that have a security interest in New DGL0.5 Secured Notes Collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the U.S. Bankruptcy Code. No appraisal of the fair market value of the collateral has been prepared in connection with this offering and we therefore cannot assure you that the value of the secured New DGL0.5 holders’ interest in the collateral equals or exceeds the principal amount of the secured New DGL0.5 Secured Notes. See “—There may not be sufficient collateral to pay all or any of the New DGL0.5 Secured Notes or it may be difficult to realize the value of the New DGL0.5 Secured Notes Collateral.”

In the event of our bankruptcy, the ability of the holders of the New DGL0.5 Secured Notes to realize upon the New DGL0.5 Secured Notes Collateral will be subject to certain bankruptcy law and other limitations.

The ability of holders of the New DGL0.5 Secured Notes to realize upon the New DGL0.5 Secured Notes Collateral will be subject to certain bankruptcy law limitations in the event a bankruptcy, liquidation, dissolution, reorganization or similar proceeding is commenced by or against us. Under the U.S. Bankruptcy Code, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case without bankruptcy court approval and may be prohibited from disposing of security repossessed from such a debtor without bankruptcy court approval, which may not be given or could be materially delayed. Moreover, the U.S. Bankruptcy Code generally permits the debtor to continue to retain and use collateral, including cash collateral, during bankruptcy, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to the circumstances, but is intended generally to protect a secured creditor from the diminution in value of its collateral during the pendency of a bankruptcy case and may include cash payments or the granting of additional security or claims if and at such times as the court, in its discretion, determines that there is a risk of diminution in value of the collateral as a result of the “automatic stay” of repossession or the disposition of the collateral during the pendency of the bankruptcy case and/or the ability of a debtor in bankruptcy to use collateral. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether or when the collateral agent for the New DGL0.5 Secured Notes could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

See also “Certain Insolvency Law and Local Law Limitations” for a summary description of certain limitations on the validity and enforceability of the New Notes and a summary of certain insolvency considerations in Bermuda.

The pledge of the New DGL0.5 Secured Notes Collateral might be avoidable in bankruptcy.

The pledge of the New DGL0.5 Secured Notes Collateral in favor of the collateral agent for the New DGL0.5 Secured Notes might be avoidable by the pledgor (as debtor in possession), by its trustee in bankruptcy and/or, in certain situations, by a creditor of the pledgor if certain events or circumstances exist or occur, including, among others, if we are insolvent at the time of the pledge, and if the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, for “insiders,” a year.

Your rights in the New DGL0.5 Secured Notes Collateral may be adversely affected by the failure to perfect security interests in the New DGL0.5 Secured Notes Collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the New DGL0.5 Secured Notes Collateral may not be perfected with respect to the claims of the New DGL0.5 Secured Notes if the collateral agent or its designee or predecessor is not able to take the actions necessary to perfect any of these liens on or prior to the date of issuance of the New DGL0.5 Secured Notes. Such failure may result in the loss of the security interest in the New DGL0.5 Secured Notes Collateral or the priority of the security interest in favor of the collateral agent for the benefit of the holders of the New DGL0.5 Secured Notes against third parties.

The security interests in the New DGL0.5 Secured Notes Collateral will be granted to the collateral agent rather than directly to the holders of the New DGL0.5 Secured Notes and the ability of the collateral agent to enforce certain of the New DGL0.5 Secured Notes Collateral may be restricted by local law.

The security interests in the New DGL0.5 Secured Notes Collateral that will secure DGL0.5’s obligations under the New DGL0.5 Secured Notes will not be granted directly to the holders of the New DGL0.5 Secured Notes but will be granted only in favor of the collateral agent for the New DGL0.5 Secured Notes. The indenture that will govern the New DGL0.5 Secured Notes will provide that only the collateral agent for the New DGL0.5 Secured Notes acting at the direction of the trustee has the right to enforce the collateral documents. As a consequence, holders of the New DGL0.5 Secured Notes will not have direct security interests and will not be entitled to take enforcement action in respect of the New DGL0.5 Secured Notes Collateral, except through the trustee, who will (subject to the provisions of the indenture that will govern the New DGL0.5 Secured Notes) provide instructions to the collateral agent for the New DGL0.5 Secured Notes in respect of the New DGL0.5 Secured Notes Collateral.

Intervening creditors may have a perfected security interest in the New DGL0.5 Secured Notes Collateral.

The New DGL0.5 Secured Notes Collateral securing the New DGL0.5 Secured Notes is subject to liens permitted under the terms of the indenture that will govern the New DGL0.5 Secured Notes, whether arising before, on or after the date the New DGL0.5 Secured Notes are issued. There is a risk that there may be a creditor whose liens are permitted under the indenture that will govern the New DGL0.5 Secured Notes or other intervening creditor that has a perfected security interest in the New DGL0.5 Secured Notes Collateral securing the New DGL0.5 Secured Notes, and if there is such an intervening creditor, the lien of such creditor, whether or not permitted under the indenture that will govern the New DGL0.5 Secured Notes, may be entitled to a higher priority than the liens securing the New DGL0.5 Secured Notes. The existence of any liens securing intervening creditors, including liens permitted under the indenture that will govern the New DGL0.5 Secured Notes and incurred or perfected prior to the liens securing the New DGL0.5 Secured Notes, could adversely affect the value of the New DGL0.5 Secured Notes Collateral, as well as the ability of the collateral agent for the New DGL0.5 Secured Notes to realize or foreclose on such New DGL0.5 Secured Notes Collateral. We cannot assure holders of the New DGL0.5 Secured Notes that no intervening creditors exist.

Lien searches may not reveal all liens on the New DGL0.5 Secured Notes Collateral.

We cannot guarantee that the lien searches on the New DGL0.5 Secured Notes Collateral will reveal any or all existing liens on such New DGL0.5 Secured Notes Collateral. Any such existing lien, including undiscovered liens, could be significant, could be prior in ranking to the liens securing the New DGL0.5 Secured Notes and could have an adverse effect on the ability of the collateral agent to realize or foreclose upon the New DGL0.5 Secured Notes Collateral.

No lien searches will be conducted in the jurisdiction of organization of any foreign issuers of pledged stock. As a result, no assurance can be given that there does not exist one or more liens securing significant obligations having priority on certain of the New DGL0.5 Secured Notes Collateral, which liens may prevent or inhibit the collateral agent from foreclosing on the liens securing the New DGL0.5 Secured Notes and may impair the value of the New DGL0.5 Secured Notes Collateral.

Risks Relating to Digicel’s Business, Technology and Competition

Changes to the application of Digicel’s definition of mobile subscriber may result in a lower reported mobile subscriber base.

Digicel defines mobile subscribers as the number of customers who have generated a chargeable event in the last 30 days.  Digicel is currently undertaking a review to ensure the correct application of the definition of a mobile subscriber across the Group.  This exercise has resulted in the reduction in the number of mobile subscribers reported compared to prior years, including a 215,000 reduction in mobile subscribers in El Salvador for the quarter ended December 31, 2019 compared to the quarter ended September 30, 2019. Digicel expects there will be further adjustments and possible reductions in reported mobile subscribers as a result of the review exercise.

Digicel faces significant competition in each of the markets in which it operates and competitive pressures could have a material adverse impact on Digicel’s business.

Digicel faces competition from established and new competitors in each of the geographic markets and businesses in which it operates. The nature and level of the competition it faces varies for each of the products and services it offers. Digicel’s competitors include, but are not limited to, mobile, fixed-line, cable TV and broadband, subsea fiber and terrestrial fiber providers and ICT service providers.

In some of Digicel’s markets, its competitors may have more advanced technology than Digicel, greater coverage area than Digicel, or both. Moreover, some of Digicel’s competitors have more extensive engineering, marketing, personnel and capital resources than Digicel. The level of competition is influenced by the continuous and swift technological advances that characterize the industry, the regulatory developments that affect competition and alliances between market participants. For example, although number portability is currently implemented in many of the markets in which Digicel operates, Digicel expects that this will be implemented in several other markets over the coming years (including potentially in Papua New Guinea where the National ICT Authority (“NICTA”) notified Digicel in April 2016 that it was commencing a public inquiry into the costs and benefits of mobile number portability). The mobile telecommunications operators in each market compete for customers principally on the basis of services offered, price, marketing skills, quality and reliability of service and coverage area. Increased competition may result in pricing pressure, reduced margins and profitability, increased customer churn and the loss of revenue and market share. Price competition is especially significant on voice and short messaging services (“SMS”), which are largely commoditized, as the ability to differentiate these services among operators is limited. In the six months ended September 30, 2019 and year ended March 30, 2019, 33.5% and 36.0% of Digicel’s total revenue, respectively, was generated from mobile voice. While its revenue from mobile data is increasing, there is uncertainty as to whether the future growth in such services will be sufficient to replace any declines in mobile voice services.

Cable & Wireless Communications Plc (“C&W”) is currently Digicel’s principal competitor in many of its markets. On March 30, 2015, C&W announced that it completed the acquisition of Columbus International Inc., a provider of cable TV and broadband enabled services and a wholesale provider of subsea and terrestrial fiber capacity in the Caribbean and Latin American regions. The approval of this transaction was subject to a number of regulatory conditions being imposed in various markets in which Digicel operates. Digicel will monitor the adherence process closely, as Digicel believes that the acquisition potentially has anti-competitive implications including (but not limited to) anti-competitive effects in the subsea fiber access market in the Caribbean region, monopoly control of cable TV, fixed-line and cable broadband services in certain markets and potential for abuses of dominant positions in certain relevant markets on the part of C&W. On May 16, 2016, Liberty Global plc announced that it had completed the acquisition of C&W. Liberty Global plc is an international TV and broadband provider, with operations in more than 30 countries across Europe, Latin America and the Caribbean.

Digicel also faces a variety of other international, regional and local competitors in many of the markets in which it operates. Consolidation within the telecommunications sector in the markets in which it operates could result in, among other things, competitors with greater scale operating aggressively in these markets. In addition, in many of its markets, Digicel competes against operators that are owned, partially owned or formerly owned by the local government or by the incumbent fixed-line provider, which may provide these competitors with competitive advantages not available to Digicel, including greater economies of scale, the ability to offer bundles of services and subsidies of the Mobile business with profits generated by the fixed-line business. For example, in February 2017, the government of Papua New Guinea announced the amalgamation of bemobile Limited with Telikom PNG, the incumbent fixed line operator. In April 2019, Papua New Guinea’s Independent Consumer and Competition Commission (ICCC) announced it had granted approval for the share transfer and that no assets are to be transferred between bmobile and Telikom PNG as a result. Amalgamated Telecoms Holdings (“ATH”), a Fiji headquartered telecommunications holding company with interests throughout the South Pacific has announced that it is considering deploying a telecommunications network in Papua New Guinea following its completion of the acquisition of Digitec Communications Limited (“Digitec”) on May 21, 2019. Digitec provides ICT products and services in Papua New Guinea and owns a telecommunications license and radio spectrum in the market. ATH have made no announcements on the precise timing of their launch but Digicel management estimates that it is likely to occur in 2020.

Additional licenses may be awarded in Digicel’s markets (especially in those markets with only two providers), which could increase competition. For instance, in Barbados, a mobile license was issued to a company called Ozone Communications Inc. in February 2014, which launched mobile operations in Barbados in July 2017. In Trinidad and Tobago, the government conducted a process for the awarding of a third mobile license in 2014. However, that process has stalled with no clear reason given by the regulator. It is also unclear how that process to award a third mobile license will proceed, if at all. In Jamaica, approval was granted on May 6, 2016 for the award of a third mobile license to a local company called Symbiote Limited. This attempt by a new entrant to enter the mobile market failed as the government subsequently revoked the license. The government has however indicated that it is prepared to issue a license to a third entrant should another qualified operator seek a license. In the French West Indies, a license was awarded on November 22, 2016 to a fourth mobile operator, Iliad Group (which operates under the “Free” brand). Illiad Group has operations on mainland France and other markets and has not yet launched commercial operations in the French West Indies.

In addition, new competitors, such as cable companies that are able to leverage their existing networks to provide voice and data services, may enter the telecommunications markets and Digicel may face additional competition from other communications technologies that are being or may be developed in the future.

More generally, the rapid development of new technologies, services and products could impact Digicel’s business as a wide variety of potential new competitors, including other telecommunications operators, cable operators and internet companies, enter the market. For example, the growth in internet connectivity has led to new entrants offering Voice Over Internet Protocol, or “VoIP,” services or audio or video content services delivered over the internet (referred to as “Over-The-Top” or “OTT” services), which provide additional competitive risks to aspects of Digicel’s business. Such operators could displace the services Digicel provides in wireless communication by using its customers’ internet access (which may or may not be provided by Digicel) to enable the provision of voice calls and instant messaging services directly to Digicel’s customers. The growth in internet connectivity will also likely enable the provision of content, which may constitute an alternative to content provided by Digicel’s mobile applications or cable TV services.

Any failure by Digicel to compete effectively, or aggressive competitive behavior by Digicel’s competitors in pricing its services or acquiring new customers, would result in Digicel not being able to maintain or increase its market share, which would have a material adverse effect on Digicel’s revenue and results of operations and could result in a downgrade of Digicel’s credit ratings, which could restrict Digicel’s access to the capital markets.

Currency fluctuations or devaluations could reduce the amount of profit and assets that Digicel is able to report.

Digicel’s revenue is predominantly denominated in local currencies, such as the Jamaican dollar, the Haitian gourde, the Papua New Guinean kina, the Trinidad and Tobago dollar, the Eastern Caribbean dollar, the Bermudian dollar, the Cayman dollar, the Barbadian dollar, the Aruban florin, and other local currencies, while the majority of Digicel’s long-term debt liabilities are denominated in U.S. dollars. Although the value of the Barbadian dollar, the Eastern Caribbean dollar, the Aruban florin, the Netherlands Antilles guilder (Curaçao), the Suriname dollar, the Cayman dollar and the Bermudian dollar are fixed to the U.S. dollar, Digicel can provide no assurance that this will continue. In January 2011, the Central Bank in Suriname devalued the exchange rate to the U.S. dollar by 16.4% and, in November 2015, the Central Bank in Suriname devalued the exchange rate to the U.S. dollar by a further 21.2%. The Jamaican dollar, the Haitian gourde, the Papua New Guinean kina, the euro, the Guyanese dollar, the Trinidad and Tobago dollar, the Samoan Tala, the Tongan pa’anga, the Vanuatu vatu, the Fijian dollar and the Australian dollar (in Nauru) fluctuate freely against the U.S. dollar, and any adverse fluctuations in these currencies may have an adverse impact on Digicel’s earnings, assets or cash flows. The currencies of certain markets in which Digicel operates can fluctuate significantly against the U.S. dollar. For example, for the year ended March 31, 2018, the average exchange rate for the Jamaican dollar and the Papua New Guinea kina into the U.S. dollar depreciated in value by 0.3% and 1.1%, respectively, as compared to the average exchange rate for the year ended March 31, 2017. The average exchange rate for the euro and the Haitian gourde into the U.S. dollar appreciated in value by 6.2% and 1.6%, respectively, as compared to the average exchange rate for the year ended March 31, 2017. For the year ended March 31, 2019, the average exchange rate for the Jamaican dollar and the Papua New Guinea kina into the U.S. dollar depreciated in value by 1.8% and 3.8%, respectively, as compared to the average exchange rate for the year ended March 31, 2018. For the six months ended September 30, 2019, the average exchange rate for the Papua New Guinea kina and the Haitian gourde into the U.S. dollar depreciated in value by 3.2% and 35.1%, respectively, as compared to the average exchange rate for the six months ended September 30, 2018. For the year ended March 31, 2019, approximately 13.9% of Digicel’s revenue was denominated in the Jamaican dollar, 6.1% of Digicel’s revenue was denominated in the euro, approximately 10.2% of Digicel’s revenue was denominated in Haitian gourde and approximately 14.2% of Digicel’s revenue was denominated in Papua New Guinean kina. For the six months ended September 30, 2019, approximately 13.7% of Digicel’s revenue was denominated in the Jamaican dollar, 7.2% of Digicel’s revenue was denominated in the euro, approximately 11.3% of Digicel’s revenue was denominated in Haitian gourde and approximately 14.2% of Digicel’s revenue was denominated in Papua New Guinean kina. A significant decrease in the value of a local currency relative to the U.S. dollar could have a material adverse effect on Digicel’s results of operations and financial condition.

Digicel seeks to reduce its foreign exchange exposure arising from transactions through a policy of matching, as much as possible, assets and liabilities. Digicel’s ability to reduce its foreign currency exchange exposure is limited by Digicel’s ability to borrow in local currency and enter into commercial contracts denominated in U.S. Dollars. Digicel cannot assure you that in the future it will be able to fund its capital expenditure needs, as well as reduce

Digicel’s foreign exchange exposure by borrowing in local currency. As a result, Digicel’s exposure to market fluctuations or devaluations would be exacerbated.

Most of Digicel’s subsidiaries receive revenue that is denominated in the local currency. The imposition of foreign exchange controls or the inability or delay in converting local currency to foreign currencies may have an adverse impact on its business and financial condition.

Most of Digicel’s subsidiaries receive substantially all of their revenue in the currency of the markets in which it operates. Digicel expects to derive substantially all of its revenue through funds generated by the operating subsidiaries and, therefore, Digicel will rely on the ability of the operating subsidiaries to transfer funds to Digicel. There are foreign exchange controls in some of the countries in which Digicel operates, which could significantly restrict the ability of these subsidiaries to pay interest and dividends and repay loans by exporting cash, instruments of credit or securities in foreign currencies, although Digicel has experienced no material difficulty in obtaining permits to allow Digicel’s subsidiaries to export cash to Digicel. There can be no assurances, however, that this will continue to be the case. In particular, Digicel’s businesses in Barbados, Curaçao, Fiji, Papua New Guinea, Samoa, Suriname and Trinidad and Tobago are subject to foreign exchange controls that could restrict Digicel’s ability to convert local currencies and repatriate funds. For example, the Surinamese government has recently imposed certain foreign exchange restrictions that require the Surinamese dollar to only be exchanged into foreign currency at prescribed rates with the Central Bank of Suriname. Similarly, the Central Bank of Curaçao has recently suspended the issuance of foreign exchange licenses resulting from any transfers abroad. There can be no assurance that these recent foreign exchange controls will not be modified in the future to be even more restrictive. In addition, in some countries, it may be difficult to convert large amounts of local currency into foreign currency because of limited foreign exchange markets. The practical effect of this is likely to be time delays in accumulating significant amounts of foreign currency or amounts may be converted into foreign currency at rates which are less favorable than official exchange rates in such markets. In addition, where such circumstances persist it is possible that the governments of such countries may look to devalue the local currency. Further, a few countries in which Digicel operates restrict the export of cash in local currencies. There can be no assurance that additional foreign exchange control restrictions will not be introduced in the future or that Digicel’s ability to receive funds from its subsidiaries will not subsequently be restricted.

Digicel is dependent upon interconnection agreements, transmission agreements, leased line agreements and roaming agreements.

Digicel is dependent upon access to networks, which are primarily controlled by the incumbent operators (many of which are current or former government-owned public telecommunications operators or competing fixed and/or wireless telephone operators). For example, Digicel has voice interconnection agreements with C&W (Digicel’s primary competitor in many of its markets) in many of the Caribbean markets in which Digicel and C&W both operate. Digicel also generally has interconnection agreements with other fixed and wireless providers in each of the markets in which Digicel operates. In some markets, existing interconnection agreements may have expired, but those expired interconnection agreements typically roll over on an ongoing basis in accordance with their express terms and industry practice.

Digicel’s failure to enter into or maintain acceptable interconnection agreements with fixed-line and other wireless service providers in each of the markets in which Digicel currently operates or will operate in the future could prevent Digicel’s subscribers from calling the subscribers of fixed-line and other wireless service providers in a particular market, which could restrict the growth of the wireless services in any such market and may have a material adverse effect on Digicel’s business and results of operations. Any failure or delay on the part of these telecommunication service providers in fulfilling their contractual or statutory obligations for a prolonged period of time could have a material adverse impact on cash flow available to Digicel’s subsidiaries and Digicel and, as a result, could adversely affect Digicel’s business, results of operations or financial condition. Furthermore, Digicel has received an increasing number of requests for interconnection from small locally domiciled carriers with domestic and/or international licenses. In most of Digicel’s markets there is a legal requirement to interconnection with other licensed carriers. Since these carriers have no or a very limited number of local subscribers, they could aggressively start to compete for incoming international calls by undercutting Digicel’s rates. This could materially reduce Digicel’s revenue on incoming international minutes.

In addition, Digicel’s results of operations are affected by the cost of transmission and leased lines to effect interconnection or in the provision of services generally to subscribers. There can be no assurance that Digicel will be able to maintain transmission or leased line agreements on appropriate terms to maintain or grow Digicel’s business. The increased usage of data services will require increased transmission capacity both within Digicel’s markets and also in and out of Digicel’s markets, primarily to the United States. There can be no assurance that Digicel will be able to maintain or increase transmission capacity on appropriate terms to maintain or grow Digicel’s business.

Regulators in all of Digicel’s markets have reduced, or are expected to consider reducing, interconnection rates. Because Digicel is often one of the larger suppliers of telecommunications services in the countries in which it operates, and as such, typically a net recipient of interconnection payments, this could have the effect of materially reducing Digicel’s revenue.

Roaming is an important feature to many of Digicel’s subscribers. Subscribers can only access another telecommunications provider’s wireless network if that other provider allows them to roam on its network. Digicel relies on agreements with other wireless providers to provide roaming capability for Digicel’s subscribers. For many of Digicel’s customers the geographic scope of coverage and the rates Digicel charges for roaming are factors when selecting a wireless service provider. Roaming rates are regulated in the French West Indies under European Union regulation and may in the future be subject to regulatory review in Digicel’s other markets. Such a review is underway by the Eastern Caribbean Telecommunications Authority (“ECTEL”) which regulates certain of Digicel’s markets (St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Dominica) and is expected to result in some price controls on roaming between these markets. In addition, the quality of service that Digicel’s customers have when roaming may be inferior to the quality of service that Digicel provides its customers and its customers may not be able to use the advanced features that they enjoy when making calls on their home networks. Some of Digicel’s competitors may be able to obtain lower roaming rates or more favorable roaming arrangements because of their affiliation with, or ownership by, other wireless service providers. Any perceived or actual differences in the quality of service, extent of roaming capability or cost of roaming as compared to Digicel’s competitors may result in a loss of subscribers, which could have a material adverse effect on Digicel’s business and results of operations.

Digicel’s mobile applications and Cable TV use content provided by third parties. Digicel may have difficulty securing such content and as a result, such content may not be accepted or widely used by Digicel’s customers.

Digicel acquires rights to certain services for use by its Mobile and Cable TV subscribers. Digicel makes long-term commitments relating to these rights in advance even though it cannot predict the popularity of the services or ratings the programming will generate. License fees may be negotiated for a number of years and may include provisions, which require that Digicel must still pay part of the fees even if the service supplied is no longer popular.

The success of Digicel’s Cable TV services depends on its ability to access an attractive selection of television programming from content providers. The ability to provide movie, sports and other popular programming is a major factor that attracts customers to Cable TV services. Digicel may not be able to obtain sufficient high-quality programming from third-party producers for its Cable TV services on satisfactory terms or at all in order to offer compelling Cable TV services, which could result in reduced demand for, and lower revenue and profitability from, its cable services. In addition, many OTT operators are increasingly licensing content or developing their own proprietary content, which may result in content being either more expensive for Digicel to license or being unavailable to Digicel, which could result in more limited or less attractive content being available on Digicel’s Cable TV services, or Digicel’s customers choosing to purchase such OTT services instead of its Cable TV services.

Further, Digicel has mainly acquired the businesses which provide Digicel’s Cable TV services rather than developed these services in-house. There is a risk that if certain personnel in the acquired businesses leave their positions that Digicel’s management team will not have the required skills to negotiate satisfactory contracts relating to such content which would impact the competitiveness of Digicel’s offering. In certain cases, the businesses Digicel acquired may not have satisfactory contracts in place with the owners of such content which could complicate any ongoing or future contractual negotiations or lead to disputes with such parties including claims for copyright infringement.

The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time results from mobile data use, and Digicel’s Cable TV & Broadband business fluctuates primarily with the acceptance of such services by the public, which is difficult to predict. A shortfall, now or in the future, in the expected popularity of the various services for which Digicel has acquired rights could lead to a fluctuation in Digicel’s results of operations.

Digicel’s ability to maintain and to expand its telecommunications networks may be affected by disruption of supplies and services from its principal suppliers.

Digicel relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and communications equipment and technical support. The key suppliers of equipment for Digicel’s existing networks are Huawei, Ericsson, ZTE and Alcatel. The key supplier of Digicel’s handsets and accessories is Facey Telecom Commodity Company Limited (“Facey Telecom”), a distribution business that operates in the Caribbean, Central America and in the South Pacific (through its Oceanic Communications Limited joint venture), with whom Digicel has no affiliation or other relationship other than with respect to the supply and distribution of Digicel’s products. Facey Telecom supplies Digicel’s retail channel with handsets from, among others, Apple, Alcatel, Microsoft, ZTE, Samsung, LG and Huawei, and currently accounts for the majority of the handsets and accessories supplied to Digicel. Digicel sources handsets and accessories from other suppliers including Skywire, TMCell, Parkwire, Global Point, Intcomex, VATech and Brightstar. Digicel does not have operational or financial control over its key suppliers, and Digicel has limited influence with respect to the manner in which they conduct their businesses.

Digicel believes there are a number of alternative suppliers of handsets and accessories available to Digicel. Digicel’s agreement with Facey Telecom allows for the contract to be terminated by Digicel or by Facey Telecom upon four months’ written notice, and Digicel believes that it would be able to locate an alternative supplier or wholesale distributor within that notice period, although Digicel may suffer some disruptions or incur increased costs as a result. In the event that Digicel issues a notice of termination under its Facey Telecom contract, Digicel is required to purchase any remaining inventory that it has ordered from Facey Telecom at their acquisition price and make such payment within 14 days of the date of termination.

In February 2017, Digicel entered into a multi-year agreement with ZTE to provide certain equipment to Digicel as part of its global network transformation program (see “Business—“Digicel 2030” Transformation Program”). In April 2018, ZTE was subject to a denial order issued by the U.S. Department of Commerce Bureau of Industry and Security. This had a material impact on ZTE’s operations and caused disruptions to Digicel’s network upgrade and operating activities. In July 2018, the denial order was lifted and ZTE resumed the transfer of the remaining equipment to Digicel. This was completed in October 2018. There is currently no restriction on ZTE to provide services to Digicel and Digicel continues purchase limited services from ZTE. Digicel believes it could find alternatives supplier of these services in circumstances where ZTE was not able to provide them. Digicel is also working with other equipment providers as part of its network modernization process.

In addition, Digicel has recently undertaken an extensive reorganization of its operations under the “Digicel 2030” Transformation Program (See “Summary—“Digicel 2030” Transformation Program”) which included replacing certain in-house operations conducted by Digicel’s own staff with outsourced service providers. While Digicel believes the counter-parties are reputable and have sufficient capabilities to provide these services, it has less direct control over certain aspects of its operations than previously.

If Digicel is unable to obtain adequate alternative supplies of equipment or services in a timely manner or on acceptable commercial terms, or if there are significant increases in the cost of these supplies, Digicel’s ability to maintain and to expand its telecommunications networks may be materially and adversely affected. Substantially all of Digicel’s customers receive services from Digicel on a prepaid basis and therefore Digicel is exposed to higher risk of customer churn.

Prepaid customers, those customers that purchase credit in advance of service use, represented approximately 91.9% of Digicel’s subscribers at September 30, 2019. Prepaid customers do not sign fixed term service contracts, which make Digicel’s customer base more susceptible to switching wireless service providers. Termination of Digicel’s services by subscribers is referred to as churn. In addition, many of Digicel’s subscribers are first time users of wireless telecommunications services, who have a tendency to migrate between service providers more frequently than established users. To the extent Digicel’s competitors offer incentives to Digicel’s subscribers to switch wireless service providers, through subsidizing or giving away handsets or other promotions, the risk of churn will increase. In addition, in some of its markets Digicel may offer subscriber identity module (“SIM”) only promotions, where there is no subsidized handset or similar incentive provided to customers, and in some cases this could lead to higher churn as the cost of acquiring a new or additional SIM may be lower for customers. Further, many of the markets Digicel operates in have started to consider whether or not to implement number portability, which if implemented may negatively impact Digicel’s churn. Digicel’s inability to retain existing prepaid customers and manage churn levels could have a material adverse effect on Digicel’s business and results of operations. Digicel’s average levels of monthly churn for the six months ended September 30, 2019 was 4.6% and for the years ended March 31, 2019, March 31, 2018 and March 31, 2017 were 4.4%, 3.9% and 4.1%, respectively.

Digicel’s markets are characterized by rapid technological change, which could render its products obsolete and cause Digicel to make substantial expenditures to replace its products.

The Mobile and Cable TV & Broadband businesses that Digicel operates are capital intensive with significant capital expenditures required to add customers to its network. Digicel’s Business Solutions business leverages its existing network infrastructure supported by the rollout of FTTB networks in targeted areas. As new technologies develop, equipment may need to be replaced or upgraded or a network may need to be rebuilt in whole or in part, at substantial cost to Digicel, to remain competitive. For example, increased demand for bandwidth-intensive multimedia services will require Digicel to upgrade its mobile networks to newer technologies that provide increased bandwidth and speed leading to a higher network cost per subscriber than in the past. Digicel has launched 4G technology in 31 of its markets, including LTE technology in 28 of its markets as of September 30, 2019. In addition, Digicel has acquired and is developing cable and fiber networks to expand its Cable TV & Broadband and Business Solutions businesses. Digicel’s customers expect that it will regularly introduce increasingly sophisticated telecommunications services which may require it to upgrade its networks and incur significant capital expenditures. Digicel’s customers are also shifting from voice to data usage and, unless Digicel is able to increase its revenue from data services to offset the reductions in voice revenues, this will have a material adverse effect on Digicel’s results of operations. Digicel cannot assure you that unforeseen technological developments will not render Digicel’s services unpopular with customers or obsolete. For example, for many years a majority of Digicel’s smartphone subscribers had BlackBerry handsets, but the general decline in BlackBerry popularity led to customers switching to alternative devices such as Android smartphones. In addition, to the extent Digicel’s equipment or systems become obsolete, it may be required to recognize an impairment charge to such assets, which may have a material adverse effect on Digicel’s business and results of operations.

If Digicel cannot successfully develop and manage its networks, Digicel will be unable to expand its subscriber base and could lose market share and revenue.

Digicel’s ability to increase its subscriber base depends upon the success of the expansion and management of Digicel’s networks. The build-out of Digicel’s networks is subject to risks and uncertainties that could delay the introduction of service in some areas and increase the cost of network construction. Digicel leases most of the sites on which its cellular communications towers are located. Any failure or delay in securing the renewal of these leases on favorable terms could have a material adverse effect on Digicel’s results of operations. To the extent Digicel fails to expand its network on a timely basis, Digicel could experience difficulty in maintaining or expanding its subscriber base as its network or spectrum position may not be able to adequately support its existing or new subscribers. In addition, Digicel’s ability to manage its business successfully is dependent upon its ability to implement sufficient operational resources and infrastructure. The failure or breakdown of key components of Digicel’s infrastructure in the future, including its billing systems, could have a material negative effect on Digicel’s profits and results of operations.

Expansion may cause Digicel difficulty in obtaining adequate managerial and operational resources and restrict its ability to successfully expand its operations.

Digicel’s continued expansion has placed, and Digicel expects will continue to place, a significant strain on the Company’s management and Digicel’s operations and financial resources. In addition, as Digicel seeks to diversify its product portfolio to include a variety of Business Solutions, Cable TV and content services, it will need to expand its managerial and operational resources. Management of growth and diversification will require, among other things:

·	stringent control of network build-out and other costs;

·	continued development of financial and management controls and information technology systems;

·	expansion of internal controls;

·	hiring and training of new and existing personnel; and

·	coordination among Digicel’s logistical, technical, accounting and finance personnel.

The expansion of Digicel’s product portfolio could prove costly, time-consuming and divert the Company’s management’s attention from other day-to-day business matters.

In addition, Digicel has recently undertaken an extensive reorganization of its operations under the “Digicel 2030” Transformation Program (See “Summary—“Digicel 2030” Transformation Program”), which, after the announcement of a Voluntary Separation Program in March 2017, led to a reduction in its headcount by 2,149 employees through September 30, 2019. The implementation of the Digicel 2030 Transformation Program, including departure of certain employees from the business, may prove to have unforeseen implications which may be costly, time-consuming and divert management’s attention from other day-to-day business matters and may have an impact on its operations.

Digicel’s success will also depend, in part, on its ability to continue to attract, retain and motivate qualified personnel. Competition for personnel in Digicel’s markets is intense due to the small number of qualified individuals. Digicel’s failure to successfully manage its growth and personnel needs could have a material negative effect on its business and results of operations.

There can be no assurance that DGL2’s planned deleveraging transactions will be successful, which could have a material adverse effect on its business, financial condition, and results of operations.

DGL2 plans to deleverage its balance sheet through a combination of EBITDA growth and other initiatives (which may include selling assets or raising equity and the Tender Offers and DL Tender Offers). There can be no assurance that its planned deleveraging initiatives will work and it may have to evaluate other potential transactions to deleverage its balance sheet and manage its liquidity. Moreover, DGL2 has $4.3 billion of indebtedness maturing between 2020 and 2023. If DGL2 is unable to deleverage its balance sheet as planned, it will be more difficult to refinance its debt as it becomes due and continue to meet its debt service obligations under its outstanding indebtedness, including the New Notes and the Existing Notes.

Some of the locations of the operations of Digicel’s subsidiaries expose Digicel to the risk of significant disruptions of service should a natural catastrophe occur at or in the vicinity of such locations and the effects of extreme weather conditions, including as a result of global climate change, could negatively affect Digicel’s business.

Some of Digicel’s operating subsidiaries’ operations, such as billing systems, dealer management and commission handling, data warehousing, SMS, roaming reconciliation and network operating centers, have been centralized in central hubs. Such services are provided by Digicel’s operations at the central hubs to the operating subsidiaries under service agreements negotiated on an arm’s-length basis. Although some of these operations have already been duplicated locally in each subsidiary and other operations will likely be duplicated for contingency purposes, a natural disaster affecting Digicel’s central hubs, or a deterioration in the financial viability of Digicel’s operations at such locations, could cause interruptions in, or termination of, services provided by Digicel’s operations to the operating subsidiaries. As part of the “Digicel 2030” Transformation Program, Digicel will have increased reliance on such central hubs and accordingly there will be less local duplication of such services. It would be time-consuming and difficult to find a replacement service provider for such operations and any such events would have a material adverse impact on the business and operations of Digicel and its subsidiaries.

In addition, extreme weather conditions, such as the recent drought in Papua New Guinea or the impact of Hurricanes Irma and Maria in September 2017, could negatively affect Digicel’s business. In particular, global climate change may increase the frequency and severity of adverse weather conditions, such as hurricanes, floods and other climatic events, may interrupt or curtail Digicel’s operations, or Digicel’s customers’ operations, cause supply disruptions, result in a loss of revenue and damage to Digicel’s equipment and facilities and negatively impact the economic health of the regions in which Digicel operates.

Any expansion into new markets or new lines of business might not be successful.

As part of Digicel’s ongoing business strategy, it regularly considers expansion into new geographic markets and into new lines of business through the acquisition of third parties or organic growth. For example, Digicel has recently completed several acquisitions as a part of its evolution into an integrated provider of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. There are substantial risks associated with such efforts, including risks that (i) revenue from such activities might not be sufficient to offset the development, regulatory and other implementation costs, (ii) competing products and services and shifting market preferences might affect the profitability of such activities and (iii) Digicel’s internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that Digicel’s unfamiliarity with new markets or lines of business might adversely affect the success of such actions. If any such expansions into new geographic or product markets are not successful, there could be a material negative effect on Digicel’s business and results of operations.

Digicel’s current operations and its expansion plans have significant capital expenditure requirements and if Digicel is unable to acquire such additional capital in a timely manner or at terms commercially acceptable to Digicel, its business may be adversely affected.

Digicel expects that the continuing expansion and development of its business will continue to require significant capital, which Digicel may be unable to obtain on acceptable terms, or at all, to fund Digicel’s capital expenditures and operating expenses, including working capital needs. Digicel incurred capital expenditures in cash of $186.7 million in the six months ended September 30, 2019 and $382.2 million in the year ended March 31, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Digicel’s capital requirements may vary materially from those currently planned if, for example, Digicel’s revenue does not reach expected levels or Digicel has to incur unforeseen capital expenditures and make investments to maintain Digicel’s competitive position. If this is the case, Digicel may require additional financing sooner than anticipated, or Digicel may have to delay or abandon some or all of Digicel’s development and expansion plans or otherwise forego market opportunities. Digicel may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities and lease agreements are likely to contain restrictive covenants and may require Digicel to pledge assets as security for borrowings under those facilities or agreements. In addition, Digicel and its subsidiaries are all party to debt instruments that impose significant limitations on Digicel’s and their ability to raise additional debt financing.

Digicel’s affiliate, DHCAL, may require additional funding, and if it is unable to acquire such additional capital in a timely manner or at commercially acceptable terms, its business may be adversely affected.

As of September 30, 2019, DGL1 was owed $590.3 million by DHCAL and its subsidiaries as a result of loans provided to them in connection with its operations in Panama and, prior to its disposal, its operations in Honduras. Digicel has recognized impairment charges totaling $450.3 million and recorded $104.1 million as its share of losses against the carrying value of the loans. As of September 30, 2019, the carrying value of DGL1’s investment in DHCAL (including its loans) for accounting purposes was $35.9 million. Subject to the terms of DGL1’s indebtedness, including the New Notes, DGL1 may provide additional funding to DHCAL to fund capital expenditure or other requirements of its business in Panama. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

DHCAL’s capital requirements may vary materially from those currently planned if, for example, its revenue does not reach expected levels or it has to incur unforeseen capital expenditures and make investments to maintain its competitive position.

DHCAL may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities and lease agreements are likely to contain restrictive covenants and may require it to pledge assets as security for borrowings under those facilities or agreements. DHCAL’s inability to obtain additional capital on satisfactory terms may delay or abandon some or all of its development and expansion plans or otherwise forego market opportunities. Digicel’s ability to provide further capital for DHCAL is and will be substantially limited by the terms of Digicel’s indebtedness. Digicel’s equity interest in DHCAL is held through an

“unrestricted subsidiary,” and any investments in it by Digicel is and will be subject to a limitation on restricted payments included in the indentures governing Digicel’s senior notes, including the New Notes offered hereby.

Digicel’s operations are subject to various operating risks including breakdowns of equipment, interruption of supplies and services and natural disasters, and resulting losses may cause a material adverse impact on Digicel’s business and operations.

Digicel uses a wireless network in each of Digicel’s markets and a microwave backbone system. In addition, Digicel uses cable and fiber networks in certain of its markets. The continued operation of Digicel’s networks involves many risks, including the breakdown of transmission equipment, the failure of billing and other core network software systems, the interruption of required power supplies and the effect of hurricanes and other natural disasters common in the Caribbean and South Pacific regions. For example, in 2004, Hurricane Ivan damaged equipment, blocked roads and disrupted power, and Digicel’s services throughout Jamaica, Grenada and the Cayman Islands were interrupted as a result. In addition, an earthquake in January 2010 caused damage to Digicel’s buildings and equipment in Haiti, and Digicel’s services throughout Haiti were interrupted as a result. Furthermore, in March 2015, a tropical cyclone caused widespread damage in Vanuatu, including damage to certain of Digicel’s assets. In September 2017, Hurricanes Irma and Maria crossed the Caribbean causing damage to a number of countries and territories (including Anguilla, Barbuda, the British Virgin Islands, Dominica, the Dominican Republic, Haiti, Puerto Rico, Saint Martin, St. Maarten and the U.S. Virgin Islands) and certain of Digicel’s assets. In February 2018, an earthquake impacted part of the highlands region of Papua New Guinea. Although facilities in each of Digicel’s markets contain certain redundancies and back-up mechanisms, there can be no assurance that any such breakdown or failures would not prevent the affected facility from performing. Any insurance maintained to protect against certain of these operating risks may not be adequate to cover lost revenue or increased expenses. Breakdown or failure of equipment and/or systems in any of Digicel’s markets may significantly reduce its revenue or increase its costs and adversely impact its business and results of operations.

Outbreaks of disease, such as the COVID-19 pandemic, may cause a material adverse impact on Digicel’s business and operations.

The outbreak of COVID-19 or a similar outbreak in the regions in which Digicel operates could obstruct its employees’ ability to travel and disrupt day-to-day operations. Public and private sector policies and initiatives to reduce the transmission of COVID-19, such as the imposition of travel restrictions, the closure of hotels and resorts, the promotion of social distancing and the adoption of work-from-home and online learning by companies and institutions, could adversely affect demand for Digicel’s communications services. In addition, COVID-19 and the related initiatives may result in supply chain disruption, including certain critical vendor services, which could have an adverse impact on Digicel’s ability to serve its customers. If any of Digicel’s suppliers face significant business disruptions as a result of COVID-19 or a similar outbreak, Digicel’s business and financial condition could be materially adversely impacted, including from any disruption to critical vendor services or loss of business. Moreover, Digicel’s operations could be negatively affected if employees are quarantined as the result of exposure to a contagious illness. See “Summary—Recent Developments—Coronavirus Pandemic (“COVID-19”).”

Potential acquisitions or other strategic investments may require Digicel to incur substantial additional debt and integrate new technologies, operations and services and Digicel may not be able to execute its acquisition strategy successfully.

Digicel regularly considers opportunities to expand its business in the Caribbean, Central American, South Pacific and other regions through acquisition of licenses, mergers and acquisitions, joint ventures or other forms of strategic investment in other wireless operators. Any strategic investment Digicel pursues may cause it to incur substantial additional indebtedness to finance the investment or, in the case of an acquisition, to assume the indebtedness of the entities that are acquired.

In addition, Digicel may not be able to obtain the requisite regulatory approvals to consummate such transactions. For example, Digicel had agreed in 2012 to sell its El Salvador business to America Movil but in this case the required regulatory approval was not obtained and the sale of the El Salvador business did not proceed. Furthermore, obtaining governmental approvals may cause delays in the consummation of a sale or impose additional costs associated with such transactions, and Digicel would be subject to business uncertainties while the sale is pending. By way of further example, the Fair Trading Commission in Jamaica challenged Digicel’s acquisition of the Claro Jamaica business from America Movil in 2012, claiming that the acquisition would lessen competition in the market. The court of first instance ruled against Digicel on certain preliminary points in May 2012, which ruling was appealed. The Court of Appeal of Jamaica reversed the decision made at first instance and ruled in favor of Digicel. The Fair Trading Commission filed a limited appeal on certain points of law with the Privy Council and in August 2017, the Privy Council found in favor of the Fair Trading Commission; however, the judgement does not appear to allow the Fair Trading Commission to either unravel the merger or impose behavioral conditions. In addition, should the Fair Trading Commission decide to revisit this matter the only available sanction appears to be limited to imposing a fine not exceeding 5.0 million Jamaican Dollars (which is less than $0.1 million U.S. dollars).

Digicel believes that the substantive challenge to the acquisition on the part of the Fair Trading Commission has effectively concluded, as the points raised by the Fair Trading Commission on appeal do not appear to challenge the acquisition.

Furthermore, Digicel may encounter difficulties in integrating acquired operations with Digicel’s own operations, including the financial information of the acquired operations, as a result of a range of factors including different technologies, services or service offerings. These actions could prove costly or time-consuming or divert the Company’s management’s attention from other business matters. Digicel’s business strategy includes pursuing new license opportunities in markets in which it does not operate and Digicel expects that other wireless telecommunications operators, including some of its existing competitors, have or will obtain licenses in some of the markets where Digicel is seeking licenses. The competition to obtain or renew licenses is increasingly intense. As such, Digicel may have to pay substantial license fees and/or spectrum allocation fees in certain markets, as well as meet specified network build-out requirements. Digicel cannot assure you that it will be successful in obtaining any further wireless telecommunications licenses. If Digicel obtains more licenses, it may need to seek future funding through additional borrowings or equity offerings, and Digicel cannot assure you that such funding will be obtained on satisfactory terms or at all. Digicel would likely face significant competition from incumbents and may not be successful in these launches.

Digicel relies on its key management personnel, and its inability to retain its current personnel or attract other talented professionals may have an adverse impact on its business.

Digicel’s success to date has been influenced by the abilities and telecommunications operating experience of Digicel’s senior management team, including its Chairman, Chief Executive Officer and others. If Digicel loses the services of one or more of the Company’s executive officers or key employees or if one or more of them decides to join a competitor, Digicel may find it difficult to find replacements with similar knowledge and experience, especially in relation to Digicel’s business. As a result, Digicel’s business, results of operations and financial condition could be adversely affected. Digicel’s future success will depend on Digicel’s continued ability to attract, retain and motivate skilled employees and other senior management personnel. If Digicel is unable to attract skilled professionals, fails to integrate them into its organization or fails to retain them after it has invested resources in their training, Digicel’s ability to compete and its operations will be affected. In addition, some members of Digicel’s senior management team are not parties to non-compete agreements covering the entire Caribbean, Central American and South Pacific markets. Therefore, a loss of key management personnel may have a material adverse effect on Digicel.

Digicel’s primary shareholder, Denis O’Brien, holds a controlling interest in Digicel and DHCAL, and will have significant influence over Digicel and DHCAL’s business; Digicel’s agreement with Mr. O’Brien on the use of the Digicel brand name may adversely affect it.

Denis O’Brien, chairman of the Board of Directors and founder of Digicel, owns 91.98% of Digicel’s shares on a fully diluted basis and 51.90% of DHCAL’s shares on a fully diluted basis. As a result, Mr. O’Brien has significant influence over those matters requiring approval by shareholders, including the election of directors, amendments to the Company’s and its subsidiaries’ constitutive documents, certain significant corporate transactions and the general strategic direction of the Company, Digicel’s subsidiaries and DHCAL and his interests may not in all cases align with your interests. In addition, Mr. O’Brien may have an interest in pursuing transactions that, in his judgment, enhance the value of an equity investment in the Company, even though those transactions may involve risks to you as a holder of the New Notes. Mr. O’Brien has provided a significant amount of the financial capital used to start the operations of the Company and DHCAL. Any unanticipated event resulting in Digicel no longer having access to Mr. O’Brien or his financial resources may affect investor confidence in it and DHCAL and could have a material adverse impact on its operations and financial condition.

Digicel is party to a number of arrangements with affiliates, including its investment in DHCAL, and some of them may not be on an arm’s-length basis.

Digicel is party to a number of arrangements with affiliates controlled by Mr. O’Brien, the Company’s founder and Chairman of the Company’s Board of Directors, including relationships with DHCAL. These arrangements are described under “Certain Relationships and Related Party Transactions.” For example, on March 20, 2009, April 1, 2009 and October 1, 2009, Digicel made investments in DHCAL, including through a purchase of shares of DHCAL held by Mr. O’Brien. After giving effect to the investment in DHCAL, Mr. O’Brien still directly holds a controlling interest in DHCAL. Digicel expects to make additional investments, in the form of debt or equity, in DHCAL in the future. Mr. O’Brien may have an interest in pursuing transactions that, in his judgment, enhance the value of his equity investment in DHCAL, even though those transactions may involve risk to holders of New Notes.

Digicel may enter into additional related party transactions in the future. Digicel cannot assure you that the consideration in these transactions would not be different and more favorable to Digicel were they conducted with an unaffiliated third-party.

Although Digicel currently exercises management control over all its subsidiaries, it owns less than 100% in certain companies and this ownership structure carries certain risks. Disagreements or unfavorable terms in the shareholders agreements governing such subsidiaries could adversely affect Digicel’s operations or affect its ability to cause its subsidiaries to pay dividends to Digicel.

In 12 of Digicel’s markets, operations are partly owned by local investors holding minority positions ranging from 1% to 49%. Digicel may also make new acquisitions or investments whereby it will hold less than 100% in these companies. Owning such majority interests carries certain risks, including:

·	conflicts between the policies or objectives adopted by Digicel’s partners and those adopted by Digicel or non-compliance by such partner with the policies or objectives adopted by Digicel, particularly regarding insurance coverage and sanctions compliance;

·	reputational risks from associating with Digicel’s partners;

·	disagreement with Digicel’s partners over the performance of their obligations;

·	disputes as to the scope of each party’s responsibilities;

·	financial difficulties encountered by Digicel’s partners affecting their ability to perform their obligations;

·	financial or other obligations of joint ventures, which may be (partially or wholly) guaranteed by Digicel in certain locations;

·	approval requirements imposed by shareholder agreements with certain investors may limit Digicel’s flexibility and ability to implement strategies and tactics that Digicel believes are in its best interests;

·	Digicel’s ability to withdraw funds, including dividends, from those subsidiaries depends on receiving the consent of the other investors; and

·	the requirement to purchase the equity interest of partners.

These and other risks may result in a deadlock situation and an inability to distribute profits or make further necessary investments.

Digicel’s forecasts and plans for these operations assume that Digicel’s local partners will fulfill their obligations to contribute capital. If any of Digicel’s local partners fail to observe their commitments, it is possible that the affected subsidiary would not be able to operate in accordance with its business plans or that Digicel would have to increase the level of Digicel’s investment to give effect to these plans.

While the precise terms of the arrangements vary, Digicel’s operations may be affected if disagreements develop with its local partners. Any disagreements with the minority shareholders in Digicel’s subsidiaries may have an adverse effect on its business and results of operations. In addition, in some cases, Digicel may receive less information on the business activities of these companies than it would on one of its wholly owned subsidiaries and it will typically not have full control over the companies’ conduct of business as certain topics are reserved matters for which decision-making requires unanimity of the joint venture participants. Rights of minority shareholders may negatively affect the Company’s ability to control certain subsidiaries. If such conflicts or problems arise, they could have a material adverse effect on Digicel’s business, financial condition and results of operations.

Digicel operates in some markets that are considered politically and economically unstable, which could negatively affect its operations.

Digicel currently has interests in wireless telecommunications operations in 25 markets in the Caribbean region, six in the South Pacific and one in Central America. Digicel is subject to government regulation in each market. The governments in these markets differ widely with respect to structure, constitution and stability and some of these countries lack mature legal and regulatory systems. Recent political, security and economic changes have resulted in political and regulatory uncertainty in certain countries in which Digicel operates. Some of these countries have experienced political, security and economic instability in the recent past and may experience instability in the future. Furthermore, certain countries in which Digicel operates, such as Haiti, or in which Digicel may operate in the future, face significant challenges relating to lack, or poor condition, of physical infrastructure, including transportation, electricity generation and transmission.

For example:

·	Jamaica has historically had very high public debt to GDP ratios, with public debt previously hovering around 123% of GDP. It had its credit ratings downgraded by Standard & Poor’s and Moody’s and had difficulties servicing its public debt at the end of 2009. In February 2010, the International Monetary Fund (“IMF”), approved a $1.3 billion loan to Jamaica, and Jamaica conducted an exchange offer of its debt in order to lower its interest payments. On October 31, 2011, Standard & Poor’s lowered its outlook of Jamaica from stable to negative. Jamaica’s debt servicing costs remain high, which hinder the government’s ability to spend funds on infrastructure and other programs, which in turn could have a material adverse effect on the economic activity of the country and Digicel’s business. On February 12, 2013, Jamaica launched a second debt exchange offer in order to further lower its interest payments. As a result, Standard & Poor’s lowered its credit rating for Jamaica to selective default and Fitch cut Jamaica’s sovereign credit rating to C. Standard & Poor’s subsequently raised Jamaica’s sovereign credit rating to B- in September 2013 and to B in June 2015. In addition, Fitch upgraded its credit rating for Jamaica from B- to B in February 2016 and Moody’s upgraded its credit rating from Caa2 to B3 in November 2016. While there have been a number of recent upgrades to Jamaica’s credit rating, there is no assurance that downgrades will not occur again in the future. Jamaica’s public debt has continued to improve recently and is projected to fall below 100% of GDP for the first time since 2000. As a result of this, Fitch Ratings raised Jamaica’s sovereign credit rating from B to B+ on January 31, 2019. While the recent developments have been positive, the IMF noted that significant social reforms still need to be implemented to ensure the future sustainability of public finances. There are no assurances that these reforms will be implemented successfully which may cause public debt to rise again in the future.

·	Inflation in Jamaica had increased and the exchange rate has continued its gradual depreciation relative to the U.S. dollar. The Jamaican dollar depreciated by 1.8% relative to the U.S. dollar in the year ended March 31, 2019, which affected Digicel’s revenue for the year ended March 31, 2019.

·	Haiti has experienced significant instability, which may continue. Conditions in Haiti were exacerbated by the earthquake in January 2010, which caused extensive damage in the country’s capital, Port-au-Prince, and surrounding areas and, more recently, cholera, hurricanes and civil unrest arising from poor economic conditions (including fuel shortages) and political uncertainty. Haiti’s long-term recovery is dependent on foreign aid, which may not be sufficient to address the country’s needs, and this could adversely affect Digicel’s business. More recently, civil unrest and political uncertainty has been exacerbated, which has led, on multiple occasions, to violent unrest and popular uprisings. Economic activity has deteriorated which has impacted adversely on Digicel’s operations. In March 2019, the IMF approved a $229 million loan to Haiti to help it overcome its current state of fragility. Despite the IMF aid the long-term recovery prospects for Haiti are still uncertain and this could further adversely affect Digicel’s operations.

·	In 2006, the military of Fiji took over the government and the country did not hold democratic elections until September 17, 2014. Fiji held elections in 2018 for only the second time since 2006, and the FijiFirst party were elected into government with a narrow majority. See “Business—Digicel’s Operations.”

·	In Papua New Guinea, successful national elections were held in July 2012 (notwithstanding some local violence) and previous political rivals have now formed a coalition government, while some former government ministers are now in opposition. Further parliamentary elections took place in June and July 2017 resulting in the re-election of Mr. Peter O’Neill as Prime Minister. However, the political environment in Papua New Guinea remains fluid and may be subject to rapid change. Additionally, Papua New Guinea’s recent economic performance has been impacted by adverse climatic conditions (including drought and frost-like conditions in 2015 and 2016 that caused reduced agricultural yields and reduced mining operations) and lower oil and gas prices which affected both the economy and Digicel’s business and the recovery from this downturn has been slower than anticipated. In May 2019, Mr. James Marape was elected Prime Minister following a vote of no-confidence in Mr. O’Neill.

·	In 2015, the security situation in El Salvador deteriorated as gang members disrupted the public transport system by ordering bus drivers to halt services and attacking and sometimes murdering those that failed to comply. The government reacted through military intervention and undisclosed negotiations, and after four days public transport was restored. There continues to be a high level of violence in El Salvador and Digicel’s business could be adversely affected if the security situation in El Salvador deteriorates further.

These challenges could interrupt Digicel’s operations and could have a material adverse impact on Digicel’s ability to maintain and grow its business.

Potential inflation in local economies may affect some customers’ ability to pay for Digicel’s subsidiaries’ services, and it may also adversely affect the stability of the communications market in those areas.

Digicel’s operations are dependent upon the economies of the markets in which Digicel has interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, GDP and interest and foreign exchange rates. Digicel may be subject to such fluctuation in the local economies and to the effect of such fluctuations on the ability of customers to pay for Digicel’s subsidiaries’ services. In addition, these fluctuations may affect the ability of the market to support Digicel’s existing wireless telephone interests or any growth in wireless telephone operations. It is also possible that a period of significant inflation in any of Digicel’s markets could adversely affect Digicel’s costs and financial condition.

Digicel may be affected by fluctuations in interest rates, which may have an adverse impact on its business and financial condition.

Digicel’s existing debt consists, in part, of U.S. dollar-denominated variable rate instruments based on a margin over a LIBOR-based benchmark and euro-denominated variable rate instruments based on a margin over a Euro LIBOR-based benchmark. Changes in interest rates are driven by market conditions, the interest rate policies of various governments and central banks, and other circumstances beyond Digicel’s control. Any future increase in any of the LIBOR, Euro LIBOR or the bond funding rate will increase Digicel’s cost of debt financing, resulting in an increased use of cash flow from operating activities to service Digicel’s indebtedness. Such an increase could adversely affect Digicel’s results of operations and financial condition.

Some of Digicel’s customers depend on remittances from family members living overseas. Laws, regulations or events that limit such remittances may adversely affect its operations.

Many of the countries in which Digicel has operations depend on remittances from emigrants as a source of foreign currency. Many of Digicel’s customers depend on such remittances as either a primary or secondary source of income. Any circumstance, law, regulation or event that restricts, reduces or prevents these remittances may have an adverse effect on Digicel’s operations.

Digicel collects and processes sensitive customer data.

Digicel increasingly collects, stores and uses customer data that may be protected by data protection laws in various jurisdictions in which Digicel operates, specifically through its mobile applications, particularly for mobile financial services and Business Solutions. Regulatory authorities in some of the markets in which Digicel operates have the right to audit Digicel and impose fines if they find Digicel has not complied with applicable laws and adequately protected customer data. Although Digicel takes precautions to protect data in accordance with applicable privacy requirements, it may fail to do so and certain data may be leaked or otherwise used inappropriately. Violation of data protection laws may result in fines, damage to Digicel’s reputation and customer churn and could have an adverse effect on Digicel’s business, financial condition and results of operations.

Most of the countries in which Digicel operates do not have universal service obligations; however, if such obligations were introduced, the profitability of Digicel’s operations could be negatively impacted.

In certain of the countries in which Digicel operates, the access to telecommunications services may differ widely between urban and rural areas. When such services are available in rural areas, they are usually at significantly higher cost to providers than in urban areas, due to lower population density and access challenges due to lack of basic infrastructure, in particular roads and electricity. The purpose of universal service obligations are to provide access to persons in non-urban and isolated areas to telecommunications services by infrastructure build-out through subsidies at fair, reasonable and affordable rates. Currently Digicel is subject to such universal service obligations in some of its markets, which involves the imposition of levies on telecommunications operators to contribute to the development of infrastructure in such areas. It is possible that further markets in which Digicel operates will introduce universal service obligations in the future, which could have a negative impact on Digicel’s profitability.

In August 2015, the government of Trinidad and Tobago approved Universal Service Regulations, which had been pending since 2013. These regulations establish the Universal Service framework and require operators to pay fees into a Universal Service fund. The fees are calculated at 0.5% of gross revenues for domestic telecommunications services and at 1% for international telecommunications services. The regulator in Trinidad and Tobago commenced levying the Universal Service fee on operators at the end of 2016.

In September 2016, ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Dominica) approved regulations that allows a phased increase in Universal Service Fund contributions from 1% of gross turnover to 2% of gross turnover over a period of three years. In January 2017, this increase became effective in St. Vincent and the Grenadines. The proposed regulation was adopted in Grenada in October 2016 and Digicel has requested a deferral of its commencement. The proposed regulation has not yet been adopted in the other markets.

Digicel’s brands are subject to reputational risks.

The brands under which Digicel sells its products and services, including the “Digicel” brand, are well-recognized brands across the geographic markets in which it operates. Digicel’s brands represent a material and valuable asset to Digicel. Although Digicel tries to manage its brands, it cannot guarantee that its brands will not be damaged by circumstances that are outside its control or by third parties such as hackers, sponsorees, or interfaces with its clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on Digicel’s activities. A failure on Digicel’s part to protect its image, reputation and the brands under which it markets its products and services may have a material adverse effect on Digicel’s business and results of operations.

Digicel may incur significant costs from wireless fraud, which could negatively affect Digicel’s operating results.

Digicel may incur costs and revenue losses associated with the unauthorized use of Digicel’s networks, including administrative and capital costs associated with the unpaid use of Digicel’s networks as well as with detecting, monitoring and reducing the incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges.

The current concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a negative effect on Digicel’s financial condition or the results of its operations.

Media and other reports have suggested that electromagnetic and radio frequency emissions from mobile telephone handsets and base stations may cause health problems, including cancer. There is also some concern that these emissions may interfere with the operation of certain electronic equipment, including automobile braking and steering systems. The actual or perceived risks relating to mobile communications devices and base stations, or press reports about these risks, could adversely affect Digicel, including by reducing Digicel’s subscriber growth rate, subscriber base or average use per subscriber. Actual or perceived risks of mobile handsets or base stations could make it difficult to find attractive sites for mobile base stations or cell towers and reduce Digicel’s growth rates, customer base and average usage per customer.

Digicel’s business is subject to litigation and legal claims that could materially adversely affect it.

Digicel is subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the conduct of its business. Digicel’s business is subject to the risk of litigation involving current and former employees, clients, vendor partners, suppliers, competitors, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. While Digicel maintains insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable.

If Digicel fails to maintain an effective system of internal controls, it may not be able to timely and accurately report its financial results.

During 2018, Digicel identified a material weakness in its internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis. This material weakness related to certain backlogs in transaction processing and reconciliations resulting from updates to Digicel’s finance and accounting systems in connection with a transition to a new operating model as part of the “Digicel 2030” Transformation Program. Digicel’s management has implemented remediation measures to counter these deficiencies and address this material weakness, including contracting with accounting firms to provide additional accounting support to clear backlogs and review its internal control procedures to seek to ensure they are aligned with its new business model. These measures have continued in the current financial year, and Digicel continues to review and make improvements to the control environment. During the year ended March 31, 2019, the Group performed a balance sheet remediation exercise which resulted in the Group recording a charge of $24 million adjustments relating to the year ended March 31, 2018 and earlier periods. The prior year balance sheet was not restated on the basis of materiality. The Group may recognize further adjustments in the future in light of the ongoing reviews and internal control improvements, which may include impairments of the carrying value of certain of its assets and liabilities. The consolidated financial statements of Digicel Group Limited for the year ended March 31, 2019 were audited by its independent accountants and their report is included elsewhere in this offering memorandum. Digicel is not required to issue a report on the effectiveness of its internal controls and its independent accountants were not engaged to and have not expressed an opinion thereon. If Digicel suffers additional deficiencies or material weaknesses in its internal controls in the future, it may be unable to report financial information in a timely and accurate manner and it could result in a material misstatement of its annual or interim financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in its financial reporting and/or cause a default under the agreements governing its indebtedness.

Risks Relating to Legislative and Regulatory Matters

The telecommunications operations market is heavily regulated and changes in regulation could adversely affect Digicel.

The licensing, construction, ownership and operation of telecommunications networks and the grant, maintenance and renewal of telecommunications licenses, as well as radio frequency allocations and interconnection arrangements and other attendant matters relating to Digicel’s operations are regulated by different governmental authorities in each of the markets that Digicel serves. In addition, such matters and certain other aspects of telecommunications operations, including, for instance, rates charged to customers, carriage of international traffic, international settlement rates, interconnection charges or quality of service provision, may also be subject to regulation in each of the markets that Digicel serves. Changes in the regulation of Digicel’s activities, such as increased or decreased regulation affecting retail or wholesale pricing, the terms of interconnection arrangements with other fixed-line telephone or mobile operators, or requirements for increased capital investments, could have a material adverse effect upon Digicel’s business and results of operations.

Mobile termination rates and other network interconnection rates are generally regulated. In many of the markets in which Digicel operates such rates are regulated and regulators are following the global trend towards decreasing rates with a move towards the provision of interconnection services on a cost of provision basis using long run incremental costing or other similar forms of cost-based accounting.

An example would be the significant recent decline in mobile termination rates applicable to Digicel’s operations in the French West Indies. On November 2, 2010, the French regulator, the Autorité de Régulation des Communications Électroniques et des Postes (“ARCEP”), implemented mandatory phased reductions on mobile termination rates of 38% on January 1, 2011, 38% on January 1, 2012, 60% on January 1, 2013, 15% on November 1, 2013, 22% on January 1, 2015 and a further 3% on January 1, 2016. On January 1, 2017, mobile termination rates decreased by a further 3% to approximately 0.74 euro cents per minute and while Digicel does not expect any further reductions in the medium term, it can give no assurances that there will not be further reductions in the future. While Digicel does not expect further reductions in mobile termination rates in the French West Indies, it can give no assurances that there will be no such reductions. By way of other examples, in Jamaica, the regulator reduced the mobile termination rates by 78% in July 2013 to J$1.1. In El Salvador, in August 2011, the regulator introduced a 12.5% reduction in mobile termination rates and also introduced further reductions of 11.9%, 14.8%, 21.6% and 12.5% in 2012, 2013, 2014 and 2015, respectively. In Anguilla, the regulator introduced decreased interconnection rates in October 2012 that has, over a phased period, decreased the mobile termination rates by approximately 66%. In Barbados, the Fair Trading Commission published a decision effective on August 1, 2015 that reduced mobile termination rates by approximately 80% over a two-year period. For the year ended March 31, 2019, domestic mobile termination revenue in Barbados represented 3.0% of Digicel Barbados’ revenue and 0.1% of Digicel’s consolidated revenue. For the six months ended September 30, 2019, domestic mobile termination revenue in Barbados represented 2.9% of Digicel Barbados’ revenue and 0.1% of Digicel’s consolidated revenue. In May 2018, the ECTEL markets advised of the completion of a process to review mobile termination rates, which will result in a reduction in the wholesale rate for mobile termination of up to 50% in the first year and up to 95% over a three-year period which commenced in June 2018.

Regulators in Trinidad and Tobago and in other markets are presently involved in or have announced consultation processes which could ultimately involve reductions in mobile termination rates; such reductions are following the global trend of reduced mobile termination rates and other interconnection charges with a move towards the cost-based provision of interconnection services. These processes and any other rate changes or changes to key financial metrics brought about through the imposition of regulatory measures could adversely affect Digicel. Digicel also typically requires other governmental permits, including permits for the construction and operation of cell sites in each of the markets that Digicel serves. Obtaining such permits may be difficult, which could delay launches of, or improvements to, Digicel’s networks. In addition, some of the smaller markets in which Digicel operates, including Anguilla, Antigua and Barbuda, the Cayman Islands, Grenada, St. Kitts and Nevis, St. Lucia and St. Vincent and the Grenadines, require foreign-controlled companies to obtain permission from governmental officials to lease or own real property. Digicel has not obtained any such permissions. Digicel could be required to make payments to obtain such permissions, or be required to find new leases. Digicel currently does not expect any such costs to be material.

A number of regulators have commenced an examination of roaming services. These include Trinidad and Tobago and markets regulated by ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Dominica). These reviews may result in obligations being imposed on Digicel relating to price transparency, caps on roaming spend and/or price controls.

In 2018, the regulator in Trinidad and Tobago initiated a market review process for the wholesale fixed and mobile termination markets and the retail fixed and mobile markets. In the event that it is found to exercise significant market power, Digicel may be subject to additional regulation.

In 2019 the Regulator in Bermuda made a preliminary finding of joint significant market power between Digicel and its competitor. In the event that this is confirmed Digicel may be subject to obligations including retail and wholesale price controls and accounting separation obligations.

Regulation of the internet is evolving, and unfavorable changes or failures by Digicel to comply with these laws and regulations could substantially harm Digicel’s business and results of operations.

In certain of Digicel’s markets, the laws and regulations governing use of the internet are evolving. Any such existing and future laws or regulations may impede the growth of the internet or other online services in such markets or otherwise adversely affect Digicel’s operations. These laws and regulations could relate to user privacy, data protection, pricing, quality of service, content, copyright, distribution, electronic contracts and other communications, consumer protection, universal service obligations and internet access.

In addition, it may not be clear how existing laws governing matters such as intellectual property ownership and personal privacy apply to the internet in Digicel’s markets. Any changes in the applicable law and regulations relating to these matters may negatively impact Digicel’s business.

A number of governments are introducing general data protection and privacy laws and regulations and failures by Digicel to comply with these laws and regulations could substantially harm Digicel’s business and results of operations

Digicel’s operations in the French West Indies will be subject to the EU General Data Protection Regulation (“GDPR”) which came into force in May 2018. This framework provides for significant fines for any non-compliance with the terms of the legislation. A Data Protection Law came into force in the Cayman Islands in September 2019. This imposes similar obligations to those which apply under the GDPR in the French West Indies. In addition, the government of Jamaica is in the process of bringing forward data protection legislation. The current draft of this is based on the GDPR framework and includes proposals for similar levels of penalties. The government of St. Kitts & Nevis has also passed data protection legislation which has not yet come into force. Furthermore, other governments in the markets in which Digicel operates have also signaled their intention to introduce data protection legislation. Depending on the provisions of such legislation, it may result in additional direct costs for Digicel in its initial compliance with that legislation and/or it may have operational impacts on the conduct of Digicel’s business, including to the direct marketing of its services.

Digicel could be subject to unexpected political, economic or legal developments that impact telecommunications regulations, particularly in countries where the regulatory regimes are less well-established.

The regulatory regimes in most of the countries in which Digicel operates are generally less well-established than in developed countries where meaningful regulation in the telecommunication industry has existed for a longer time. As a result, Digicel’s operations could be subject to unexpected political, economic or legal developments that impact telecommunications regulation, which could adversely impact Digicel’s business. There can be no assurance that the laws or administrative practices relating to taxation (including the current position as to withholding taxes on interest or dividends from the subsidiaries and tax concessions in certain operations), foreign exchange, export controls or otherwise in these or other jurisdictions will not change. The number of regulatory measures that Digicel’s operations are subject to may also increase or become more onerous in these countries as these countries reform their telecommunications laws. Some countries such as Papua New Guinea, Jamaica, Barbados, Guyana, Suriname, St. Lucia, St. Vincent and the Grenadines, Grenada, Dominica, Antigua and Barbuda have announced plans to reform, or are in the process of reforming, their telecommunications laws. Any changes in the applicable law and regulatory framework relating to Digicel’s activities may negatively impact Digicel’s business.

For example, in Jamaica, the regulator designated Digicel’s Jamaica operation and its other mobile competitor as dominant public voice carriers. As a result, Digicel became subject to more regulation in Jamaica, in particular in relation to interconnection rates. For example, the Jamaican regulator, the Office of Utilities Regulation (“OUR”), imposed regulated prices for mobile termination initially through the imposition of interim rates in May 2012 and then by issuing its final determination on new mobile termination rates at the end of May 2013 following its cost model consultation process. As a result, mobile termination rates are now set at J$1.1 (approximately one U.S. cent). The actions taken by the OUR were facilitated by the introduction of a new telecommunications policy which resulted in a comprehensive update to the applicable Telecommunications legislation. While the new government had previously indicated that new legislation would have to go through proper consultation and debate before being considered for a vote, in May 2012, the Jamaican parliament approved a new bill to amend the Telecommunication Act without any consultation with the industry. This bill was passed by Parliament as “emergency legislation,” which legislation significantly increased the powers of the OUR, including the ability to set interim termination rates and interim retail price caps; award damages to third parties; conduct search and seizure of an operator’s premises and property without the need for a court order; request any information that the OUR deems to be of interest; disclose information that is currently considered to be confidential; and set termination rates based on long-run incremental costs. Digicel believes that some of these amendments and the manner in which they were enacted are unconstitutional. These extended powers granted to the OUR by the passing of this emergency legislation in 2012 may have a material adverse impact on Digicel’s retail and wholesale revenue and generally Digicel’s operations in Jamaica. In addition, the government of Jamaica introduced two new taxes on the telecommunications sector in May 2012 and, in February 2013 made these subject to a general consumption tax. See “—Digicel may be subject to further taxes or fees imposed by various governmental entities.”

In Papua New Guinea from late 2007 to late 2009, telecommunications legislation was under review by the government. This legislative review included at one stage a proposal to reformulate Digicel’s license that would have resulted in it effectively operating as a mobile virtual network operator, relying on a telecommunications network operated solely by the incumbent telecommunications operator in Papua New Guinea. Following extensive discussions between DPL, and the government at the time, this proposal was removed from the draft legislation. The new telecommunications legislation came into effect in October 2010 and did not contain this proposal. However, the telecommunications legislation remains subject to review from time to time. The regulator is currently conducting a consultation process in Papua New Guinea relating to proposed amendments to the existing regulatory framework. Digicel is engaged in this ongoing consultation process. In addition, the government is undertaking a review of its general competition law framework to consider which changes, if any, may be required to improve the existing legislation that has been in place since 2002.

In Papua New Guinea, SIM Registration Regulations came into force in May 2016 which require both existing and new prepaid and postpaid subscribers to provide personal identification details as a prerequisite to receiving service. There is a requirement to disconnect current subscribers who fail to register themselves with their mobile service provider within a registration grace period, which is to be phased out during the period from August 1, 2018 to April 30, 2019. Penalties apply for the contravention of this requirement. As the vast majority of Papua New Guineans do not hold formal identification documentation and live in rural and remote communities, the SIM registration requirement could have the practical effect of limiting the potential number of mobile subscribers in Papua New Guinea until such requirements can be addressed, and this could potentially negatively impact Digicel’s subscriber base and revenue in Papua New Guinea.

In addition, in Papua New Guinea, NICTA gave notice to Digicel that in April 2016 it was commencing a public inquiry into the costs and benefits of implementing mobile number portability. The public inquiry is still ongoing. It is possible that, following the public inquiry, NICTA may recommend that mobile number portability should be implemented, which may increase the level of competition and result in pricing pressure, reduced margins and profitability, increased customer churn and loss of revenue and market share in Papua New Guinea.

In addition, Digicel’s competitors are often state-owned or have ties with the government. As such, they may receive financial support from the state, and be subject to less onerous regulations than Digicel is.

In some of Digicel’s markets, Digicel may not be granted the licenses it applies for in order to provide its products, such as Cable TV & Broadband. Digicel’s licenses and frequency allocations are subject to ongoing review which may result in modification, early termination, revocation or non-renewal.

Digicel may not be granted the licenses it applies for in order to provide the products it may wish to offer. In addition, the continued existence and terms of wireless telecommunications licenses and frequency allocations are subject to ongoing review and, in some cases, to modification or early termination or revocation. While Digicel would not expect to be required to cease operations in any market at the end of the term of Digicel’s business arrangement, license or permit, Digicel cannot assure you that business arrangements or licenses will be renewed on equivalent or satisfactory economic terms, or at all. For example, in Aruba, Digicel’s license was renewed in January 2013; however, the renewal is subject to onerous conditions such as requirements to install equipment in Aruba that is currently operated out of a central location outside of Aruba, thus increasing Digicel’s capital expenditure. Digicel’s licenses expire at various times between now and 2032. Upon termination or revocation, the license may revert to the government or local telecommunications agency without, in some cases any, or adequate, compensation to Digicel.

In another example, the government of Fiji issued a decree on spectrum allocation in 2009 giving the Minister for Communications wide ranging discretion to reallocate spectrum or to impose additional license fees across telecommunications and broadcast companies operating in Fiji without any right of appeal or legal redress and without provision for the payment of compensation. Although a new spectrum management regime was introduced in 2013, the Minister’s discretion to reallocate spectrum as granted in 2009 has not been formally repealed. In other markets, Digicel may be subject to limitations on spectrum allocation, which could limit Digicel’s ability to provide new mobile services such as LTE or to address additional requirements for capacity to serve existing mobile customers.

Certain disputes with regulators or with competitors could adversely affect Digicel if they are not resolved in Digicel’s favor.

Digicel is party to certain disputes, including anti-trust disputes, with regulators and competitors from time to time that could have a material adverse effect on its business and results of operations.

Operators that are determined to be “dominant” may be subject to additional regulation, and in particular, additional regulation on interconnection charges, retail rates or wholesale rates. For example, the Telecommunications Appeal Tribunal, set up under Section 61 of the Jamaica Telecommunications Act 2004 to hear appeals by persons aggrieved by any decision of the OUR, confirmed on May 31, 2010 an earlier OUR determination that all mobile operators in Jamaica are declared dominant. As a result, mobile operators in Jamaica, including Digicel, are subject to more regulation, including an obligation to issue a Reference Interconnect Offer that includes rates which need to be approved by the regulator. The OUR launched its cost calculation consultation in 2012 and issued its final determination on May 31, 2013 in which it established that Jamaican mobile termination rates shall be set at J$1.1 (approximately one U.S. cent) with effect from July 1, 2013. In the year ended March 31, 2019, domestic mobile termination revenue in Jamaica represented 1.7% of Digicel Jamaica’s total revenue and 0.3% of Digicel’s consolidated revenue. For the six months ended September 30, 2019, domestic mobile termination revenue in Jamaica represented 2.5% of Digicel Jamaica’s total revenue and 0.4% of Digicel’s consolidated revenue.

Digicel currently uses the Jamaican Mobile Country Code and Mobile Network Code (a technical routing number not dialed by customers), also known as the Home Network Identity (“HNI”) Code) in many of the markets in which Digicel operates, including Jamaica. This practice has been disputed by some regulators and some of Digicel’s competitors. In September 2008, the ITU approved Annex E to Recommendation E.212 (International Identification Plan for Mobile Terminals and Mobile Users), which states that in the event that both regulators agree that an operator can use an HNI extraterritorially, each of the regulators will notify the ITU. Should it become necessary in any jurisdiction to obtain regulatory approval to use an HNI extraterritorially, Digicel will then undertake this exercise. If required to do so, Digicel may incur costs to change all of its customers’ SIM cards, customer disruption as a result of changing the SIM cards, and loss of revenue from roaming and due to customer disruptions and churn, which could be significant. Digicel has carried out one such exercise in the British Virgin Islands with minimal customer impact.

In Papua New Guinea, NICTA has, through the minister responsible for telecommunications, recommended the regulation of prepaid and postpaid mobile call prices which, if accepted by the Minister responsible for telecommunications, would has required Digicel PNG, a direct, wholly owned subsidiary of DPL (“Digicel PNG”), to reduce its charge the same tariffs for off-net traffic so that it is no more than 40% higher than as it does for on-net traffic. The new regulation, took effect in November 2012 if implemented, could apply before the end of 2018. NICTA also has the power to recommend the regulation of wholesale services such as infrastructure sharing and international connectivity or to designate certain services as ‘declared services’ which they can then regulate and is currently conducting a Public Inquiry to consider the regulation of such services. NICTA has the authority to arbitrate disputes over interconnection rates where commercial agreement cannot be reached.

In Samoa and Vanuatu, Digicel has been designated as dominant by the regulators and has been the subject of anti-trust complaints by its competitors in those jurisdictions. In Samoa, Digicel is subject to regulatory oversight of its retail rates and is required to obtain regulatory approval prior to implementing any changes to its retail rates. In Vanuatu, Digicel may be subject to additional regulation, including regulation of certain retail rates. In addition, there is the possibility that Digicel may be declared “dominant” in certain markets by regulators, which would subject Digicel to additional regulation, including additional regulation on interconnection rates and/or regulation on retail and wholesale pricing of services or adverse regulation only applicable to Digicel.

Digicel may be subject to further taxes or fees imposed by various governmental entities.

The telecommunications sector is seen by many governments as a highly profitable sector, and in an effort to increase revenue for the state, governments may impose new fees, taxes or levies directed at this sector.

In June 2005, Jamaica’s Minister for Commerce, Science and Technology imposed a levy of $0.02 on each international incoming call. On July 15, 2012 Jamaica’s Minister of Finance introduced (a) a $0.075 per minute tax on all incoming international calls terminating on a mobile network in Jamaica (inclusive of all inbound roaming minutes), (b) a J$0.05 per minute tax on all fixed-to-fixed calls originating and terminating in Jamaica, and (c) a J$0.40 per minute tax on all other calls originating from a public mobile network in Jamaica to domestic or international numbers (including outbound roamers). The government of Jamaica also included the call taxes noted above as part of the general consumption tax base and required telecommunications providers to charge general consumption tax on the face value of supplies made, rather than on the consideration received. While certain of these taxes can be passed through to Digicel’s customers, Digicel needs to absorb others which has impacted its profitability.

On November 1, 2010, the government of Anguilla introduced a 7% levy on telecommunication services, which was subsequently increased to 10% in 2012 and 15% in 2016.

In Haiti, effective as of June 15, 2011, the government introduced a tax of $0.05 per minute on incoming international calls.

In August 2015, the government of Trinidad and Tobago approved Universal Service Regulations which came into effect in 2016 which impose fees calculated at 0.5% of gross revenues for domestic telecommunications services and at 1% for international telecommunications services.

In November 2015, the Minister of Finance in Barbados introduced a special VAT rate on mobile phone services that is 4.5% higher than the standard rate of VAT.

In September 2016, ECTEL (the regulator for St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Dominica) approved regulation that allows a phased increase in Universal Service Fund contributions from 1% of gross turnover to 2% of gross turnover over a period of three years. In January 2017, this increase became effective in St. Vincent and the Grenadines. The proposed regulation was adopted in Grenada in October 2016 and Digicel has requested a deferral of its commencement. The proposed regulation has not yet been adopted in the other markets.

In October 2016, the regulator in British Virgin Islands announced the activation of provisions within the Telecommunications Act which would result in the imposition of an industry levy of 10% of gross revenue. Following industry representations, the regulator set out a phased introduction over three years. Following further representations, the commencement date of the levy was deferred on an ongoing basis, however, the provisions remain in the legislation.

In 2016, the government of St. Vincent and the Grenadines introduced a 2% levy on international calls originated in St. Vincent and the Grenadines to fund a Zero Hunger Trust Fund. In 2017, this was extended to cover inbound international calls and data.

In Fiji, Papua New Guinea, Samoa and Vanuatu, the respective governments have considered levying additional universal service obligation charges on network providers which has resulted in the introduction of a levy of 0.5% of revenue in Fiji and of up to 2.0% of revenue in Papua New Guinea.

Regulators and governments in many countries have explored, and periodically continue to explore, the possibility of introducing taxes applicable to the telecommunications sector or increasing existing universal service fund levies on the telecommunications sector. The imposition of these taxes and fees, and any other additional taxes and fees, in Digicel’s markets could negatively impact Digicel’s results of operations.

Digicel is subject to taxes in the countries in which it operates, which may reduce amounts Digicel receives from its operations or may increase its tax costs.

Tax returns from previous years may be scrutinized by the local tax authorities and there is a risk that unidentified issues or exposures might arise. Many of the countries in which Digicel operates have increasingly turned to new taxes, as well as aggressive interpretations of current tax laws, as a method of increasing revenue. In addition, the provisions of new tax laws may prohibit Digicel from passing these taxes on to Digicel’s local customers. Consequently, these taxes may reduce the amount of earnings that Digicel can generate from its services. If these or other tax assessments are ultimately resolved unfavorably to Digicel, this could reduce amounts Digicel receives from its operations or may increase its tax costs.

Digicel is subject to various anti-corruption laws and regulations.

Digicel is subject to various anti-corruption laws and regulations that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Digicel has business in countries and regions which are less developed and are generally recognized as potentially more corrupt business environments. Accordingly, Digicel has developed specific internal policies and procedures relating to the prevention of such payments and the reporting of such activities both internally and, where required, to the appropriate external authorities. However, Digicel’s operations in such markets create the risk of unauthorized payments or offers of payments by one of Digicel’s employees or agents that could be in violation of various anti-corruption laws and there is a risk that in certain instances Digicel’s internal policies and procedures may not be adequate. If Digicel or any of its employees or agents is found to have violated any of these anti-corruption laws and regulations, it could have a material adverse effect on Digicel’s business, brand, reputation, financial condition and results of operations.

Digicel’s agreement with Mr. O’Brien on the use of the Digicel brand name outside of its current markets may adversely affect Digicel’s reputation and limit its ability to expand into other regions.

Digicel has entered into a coexistence agreement with a company controlled by Mr. O’Brien. Pursuant to the agreement, outside of North America, Central America, South America, the Caribbean and the South Pacific, Mr. O’Brien may use the Digicel brand name, and Digicel may not use it absent the entry into license agreements. The restrictions imposed by this agreement may adversely affect Digicel’s ability to use Digicel’s brand and compete effectively. In addition, Mr. O’Brien could use the Digicel brand name in a manner that adversely affects Digicel’s reputation. In particular, in the event that Digicel wanted to expand its operations to countries outside of North America, Central America, South America, the Caribbean or the South Pacific, it would have to enter into new arrangements with Mr. O’Brien for the use of the Digicel brand in those countries. There can be no assurance that Digicel would be able to do so on satisfactory terms or at all. This could limit Digicel’s future growth. See “Certain Relationships and Related Party Transactions—Coexistence Agreements.”

Use of Proceeds

We will not receive any cash proceeds from the Tender Offers or the issuance of the New Notes. The Existing Notes tendered in connection with the Tender Offers will be retired and cancelled and will not be reissued.

Capitalization

The following table sets forth Digicel’s consolidated capitalization at September 30, 2019:

·	on an actual basis for Digicel Group Limited; and

·	on an as adjusted basis for each of Digicel Group Two Limited and its subsidiaries, Digicel Group One Limited and its subsidiaries, Digicel Group 0.5 Limited and its subsidiaries to give effect to (i) the Reorganization Transactions, (ii) the Tender Offers and the DL Tender Offers as if they had been consummated on September 30, 2019, assuming acceptance of the Tender Offers and the DL Tender Offers by 100.0% of the holders of the Existing DGL2 Notes, Existing DGL1 Notes and Existing DL Notes, and that (a) $200 million aggregate principal amount of Convertible Notes are issued by Digicel Group 0.5 Limited, (b) $941 million aggregate principal amount of New DGL0.5 Secured Notes and $400 million aggregate principal amount of New DGL0.5 Unsecured Notes are issued by Digicel Group 0.5 Limited (c) $627 million aggregate principal amount of Additional DIFL Secured Notes, $317 million aggregate principal amount of New DIFL Unsecured Notes and $256 million aggregate principal amount of DIFL Subordinated Notes are issued by DIFL and Holdings and (d) $786 million aggregate principal amount of New DL Notes are issued by DL (iii) the Founder Equity Contribution and (iv) the estimated fees and expenses relating to the Tender Offers and Solicitations and the Reorganization Transactions.

There can be no assurance as to the principal amount of Existing Notes, DL 2021 Notes and DL 2023 Notes that will be tendered or accepted for exchange pursuant to the Tender Offers and the DL Tender Offers, as applicable. As a result, the aggregate principal amount of Existing Notes, DL 2021 Notes or DL 2021 Notes that remain outstanding may be more than the assumed aggregate amounts described above, and the aggregate principal amount of New Notes issued by us pursuant to the Tender Offers may be less than the assumed amounts described above.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Digicel’s consolidated financial statements and related notes included elsewhere in this offering memorandum.

	Actual for DGL3 and subsidiaries		As Adjusted for DGL2 and subsidiaries		As Adjusted for DGL1 and subsidiaries		As Adjusted for DGL0.5 and subsidiaries
	as of September 30, 2019
	(in millions of U.S. dollars, except ratios)

Cash and Cash Equivalents(1)(2)	$183.4		$106.5		$106.5		$106.5

Current Liabilities:
8¼% Senior Notes due 2020(3)	62.9		—		—		—
Current Portion of Other Long-Term Debt(4)(5)	176.8		100.0		100.1		100.1
Total Short-Term Debt	239.7		100.0		100.1		100.1

Non-Current Liabilities and Equity:
Digicel Group Limited
71/8% Senior Notes due 2022(3)	21.0		—		—		—
Digicel Group Two Limited
8¼% Senior Notes due 2022(3)	937.1		—		—		—
91/8% Senior Cash Pay/PIK Notes due 2024(3)....	983.9		—		—		—
Digicel Group One Limited
8¼% Senior Notes due 2022	1,000.0		—		—		—
Digicel Group 0.5 Limited
10% Senior Secured Notes due 2024 offered hereby	—		941.0		941.0		941.0
8% Senior Unsecured Notes due 2025 offered hereby	—		400.2		400.2		400.2
7% Convertible Notes offered hereby	—		199.6		199.6		199.6
Digicel Limited
6% Senior Notes due 2021	1,300.0		—		—		—
6¾% Senior Notes due 2023	925.0		—		—		—
8% Senior Unsecured Notes due 2027	—		786.3		786.3		786.3
Digicel International Finance Limited
TLB due 2024	1,023.6		1,023.6		1,023.6		1,023.6
8¾% Senior Notes due 2024	600.0		1,226.6		1,226.6		1,226.6
13% Senior Unsecured Notes due 2025	—		317.2		317.2		317.2
8% Subordinated Notes due 2026	—		256.1		256.1		256.1
Other
Other Long Term Debt(5)(6)	500.8		527.5		527.5		527.5
Total Long-Term Debt	7,291.4		5,678.1		5,678.1		5,678.1

Long-Term Debt Owed to Shareholders	—		—		—		—
Equity(7)	(4,205.2)		(2,837.2)		(2,073.6)		(2,073.6)
Total Non-Current Liabilities and Equity	3,086.2		2,840.9		3,604.5		3,604.5
Total Capitalization	3,325.9		2,940.9		3,704.6		3,704.6

Leverage Ratios:
Ratio of Total Debt/Adjusted EBITDA(8)	7.72	x	5.96	x	5.96	x	5.96	x
Ratio of Net Debt/Adjusted EBITDA(8)	7.53	x	5.85	x	5.85	x	5.85	x

(1)	Excludes restricted cash of $23.8 million at DGL3.

(2)	Movement in cash assumes that the interest accrued as at September 30, 2019 on all notes that are subject to the Tender Offers and the DL Tender Offers is paid at Settlement. The table does not reflect the impact of the March 30, 2020 and April 1, 2020 interest deferrals at DGL1 and DGL2.

(3)	In the event that the DGL1 Scheme is consummated, DGL1 will sell all of its assets, including all of its subsidiaries, to DGL0.5. In such event, the indirect equity interests of DGL3, the issuer of the 8.250% Senior Notes due 2020 and the 7.125% Senior Notes due 2022, and DGL2, the issuer of the 8.250% Senior Notes due 2022 and the 9.125% Senior Cash Pay/PIK Notes due 2024, in DL will be eliminated, and DGL3 and DGL2 will not have any recourse to the assets of DGL0.5 or its subsidiaries.

(4) Refers to the current portion of Other Long-Term Debt.

(5)	Digicel’s Other Long-Term Debt is gross debt before deferred financing fees. As of September 30, 2019, it includes $92.5 million under the Digicel PNG Facility, $50.5 million in respect of license fees of certain operating markets, $18.4 million of project finance debt of an unrestricted subsidiary, $375.2 million in respect of leases arising under IFRS16 and $120.7 million of accrued interest. See “Description of Other Indebtedness” for descriptions of Digicel’s long-term debt.

(6)	Refers to the long-term portion of Other Long-Term Debt.

(7)	For Digicel Group Limited, equity includes common share capital of $1.8 million, contributed capital of $113.0 million and $193.0 million of Series A Perpetual Preferred Stock. The Series A Perpetual Preferred Stock ranks senior to the common shares with respect to dividend rights, rights of redemption or rights upon liquidation. It is entitled to an annual dividend, if declared by the Board of Directors, cumulative from the date of issue of 9.5% of the par value of the stock plus the sum of the accrued but unpaid dividends from the date of issue. Digicel may, at its option, redeem the Series A Perpetual Preferred Stock at a price of 103% of the liquidation preference. For Digicel Group 0.5 Limited, equity includes common share capital of $1,000 and, on an as-adjusted basis, 50 million common shares issued to Digicel Investments Limited (on behalf of Denis O’Brien) in connection with the Founder Equity Contribution. On an as adjusted basis, the equity reflects the impact of the differences between the consolidated financial statements of each entity set out in “Presentation of Financial and Other Information.”

(8)	The ratios of Total Debt and Net Debt to Adjusted EBITDA are calculated on a last twelve months basis. These ratios include lease liabilities and exclude accrued interest, license fees and any debt of unrestricted subsidiaries from Total Debt and Net Debt.

Selected Consolidated Financial Data and Operational Information

The following tables set forth Digicel’s selected historical financial and operational information for the periods ended and as of the dates indicated below. The selected historical financial information for the periods ended March 31, 2019, 2018 and 2017 and as of March 31, 2019 and 2018 is derived from its audited consolidated financial statements included elsewhere in this offering memorandum. The selected historical financial information as of March 31, 2017 is derived from its audited consolidated financial statements, which are not included in this offering memorandum.

The selected historical financial information for the six months ended September 30, 2019 and 2018 and as of September 30, 2019 is derived from its unaudited consolidated financial statements included elsewhere in this offering memorandum. In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with Digicel’s audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Its historical results are not necessarily indicative of the results that may be expected in the future.

Digicel reports under IFRS, as issued by the IASB. Digicel has made a number of acquisitions over the last several years and its consolidated financial statements include results of operations for the acquired entities from the date of acquisition. Digicel accounts for its investment in DHCAL as an associate in accordance with IFRS, as issued by the IASB. See “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Digicel’s Business—Acquisitions” and “Business” for more information about Digicel’s acquisitions. Digicel Group 0.5 Limited is a newly created direct wholly owned subsidiary of Digicel Group One Limited that will hold substantially all of Digicel’s operations, assets and liabilities, except as specified under “Presentation of Financial and Other Information.”

The Group adopted IFRS 15, “Revenue from Contracts with Customers” and IFRS 9, Financial Instruments effective April 1, 2018. The Group also adopted IFRS 16, Leases effective April 1, 2019. See Note 2 to the Condensed Consolidated Financial Statements (Unaudited) for the six months ended September 30, 2019 included herein. The Group applied these standards, on the effective dates, using a modified retrospective approach. The amounts reflected for periods, prior to the respective adoption dates, have not been updated.

The following summary data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Digicel’s consolidated financial statements and related notes, which are included in this offering memorandum.

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
	(in millions)
Consolidated Income Statement Data:
Revenue	$1,141.4	$1,151.6	$2,302.2	$2,415.9	$2,505.0
Direct operating and subscriber acquisition costs	(261.5)	(280.8)	(566.9)	(619.2)	(668.5)
Other operating expenses	(254.7)	(247.3)	(567.7)	(578.9)	(490.2)
Staff Costs	(140.9)	(144.7)	(247.8)	(285.6)	(323.5)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets	(243.7)	(223.5)	(482.7)	(505.7)	(428.3)
Other Operating Income	—	35.5	54.1	27.6	9.7
Other Operating (Losses)/Gains	0.3	(1.8)	(12.2)	—	—
Operating Profit	240.9	289.0	479.0	454.1	604.2
Finance Income	1.2	0.8	1.0	0.9	1.3
Finance Costs(1)	(312.9)	(261.5)	(558.4)	(503.0)	(465.3)
Share of Loss of Associates	(6.2)	(8.9)	(21.2)	(17.3)	(19.4)
Impairment of Loan to Associate and Investments(2)	(26.0)	(11.0)	(55.1)	(4.9)	(4.2)
(Loss)/Profit Before Taxation	(103.0)	8.4	(154.7)	(70.2)	116.6
Taxation	(53.3)	(44.4)	(132.5)	(149.3)	(153.5)
Net (Loss)	$(156.3)	$(36.0)	$(287.2)	$(219.5)	$(36.9)

	(in millions)
Consolidated Statement of Cash Flows:
Net cash provided by operating activities	$163.9	$174.6	$215.0	$247.1	$362.0
Net cash used in investing activities	(210.6)	(103.4)	(322.0)	(487.2)	(380.1)
Net cash provided by/(used in) financing activities	(49.8)	41.5	230.7	165.4	61.1
Net (decrease)/increase in cash and cash equivalents	(96.5)	112.7	123.7	(74.7)	43.0
Cash and cash equivalents at beginning of period	281.3	157.8	157.8	232.5	193.7
Effects of exchange rate changes on cash and cash equivalents	(1.4)	(0.2)	(0.2)	—	(4.2)
Cash and cash equivalents at end of period(3)	$183.4	$270.3	$281.3	$157.8	$232.5

	As of September 30,	As of March 31,
	2019	2019	2018	2017
		(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents(3)	$183.4	$281.3	$157.8	$232.5
Other Current Assets(3)	497.4	503.7	589.4	511.1
Property, Plant and Equipment and Intangible Assets, Net	3,456.5	3,240.6	3,386.7	3,316.5
Net Current Assets/(Liabilities)	(294.3)	(227.6)	(162.1)	(366.8)
Total Assets	4,342.1	4,226.4	4,365.3	4,247.1
Total Debt of Digicel(4)	7,410.4	7,017.0	6,779.6	6,526.9
Share Capital(5)	307.8	307.8	307.8	307.8
Total Deficit	(4,205.2)	(3,966.5)	(3,542.1)	(3,351.4)

(1)	Includes interest expense, financing costs (including redemption premiums) and gains/losses on foreign exchange movements on the translation of loans.

(2)	Relates to the reduction in the carrying value of investments (in the form of loans or equity) in entities in which Digicel has a minority shareholding or non-controlling interest.

(3)	Excludes restricted cash of $23.8 million, $25.5 million, $41.2 million and $12.4 million at September 30, 2019, March 31, 2019, March 31, 2018 and March 31, 2017, respectively. These amounts are included in Other Current Assets.

(4)	Total Debt is gross debt before deferred financing fees and accrued interest. See “Description of Other Indebtedness.” Net debt is total debt less unrestricted cash and cash equivalents.

(5)	Includes share premium and contributed capital.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the rest of this offering memorandum, including the information set forth in the sections entitled “Business” and “Selected Consolidated Financial Data and Operational Information” as well as the information set forth in Digicel’s unaudited and audited consolidated financial statements and the related notes included elsewhere in this offering memorandum. Prospective investors should read the entire document and not just rely on the discussion and analysis below.

The following discussion contains forward-looking statements based on assumptions and estimates and is subject to risks and uncertainties. Digicel’s future results could differ materially from those discussed below. See “Forward-Looking Statements” for a discussion of the risks and uncertainties related to those statements.

Overview

Digicel is a leading provider of communications services in the Caribbean and South Pacific regions. It provides a comprehensive range of mobile communications, Business Solutions, Cable TV & Broadband and other related products and services to retail, corporate (including small and midsize enterprises) and government customers.

Digicel has evolved from a pure mobile telecommunications company into a leading integrated communications and entertainment provider. This evolution has included the expansion of Digicel’s product offerings through developing Digicel’s Business Solutions services and entering the Cable TV & Broadband businesses, which have lower penetration rates than the Mobile business in Digicel’s markets. See “Business” for further discussions of Digicel’s business. Digicel focuses on improving its competitive position in each of its markets by providing customers with access to better technology, more innovative products, a superior customer experience and better value compared to its competitors.

As of September 30, 2019, Digicel provided mobile communications services to 12.9 million subscribers in 31 markets with an aggregate population of approximately 33.4 million people. It offers HSPA+ or LTE mobile technology (which it refers to as “4G”) in 31 markets, and, as of September 30, 2019, it holds the number one mobile market position in 21 markets, with a mobile subscriber market share of more than 50% in 20 markets, as determined by internal Company data. It launched mobile services in Jamaica, its first market, in 2001 and became the market leader there within 15 months of launch, based on a strategy that it has since replicated successfully across many of its markets. Its mobile subscriber base has grown from 0.4 million as of March 31, 2002 to 12.9 million subscribers as of September 30, 2019, representing a compound annual growth rate, or CAGR, of 22.8%.

Digicel has leveraged its market-leading positions, brand, people, networks and distribution channels to expand its service offering to include the provision of Business Solutions to corporate and government customers in the 31 markets in which Digicel provides mobile communications services and La Réunion. More recently, Digicel has expanded its service offering to provide Cable TV & Broadband services to residential customers in 16 markets. As part of this expansion, Digicel launched FTTH networks in Jamaica, Trinidad and Tobago, Barbados and Bermuda. Following damage caused by Hurricanes Irma and Maria to its HFC networks in Anguilla, Dominica and Turks and Caicos in September 2017, Digicel upgraded its HFC networks in those markets to FTTH and FTTB, which brought the number of markets in which it offers FTTH services to eight. In addition, Digicel is developing a range of innovative new products and services to further broaden its communications and entertainment platform and develop additional revenue streams. These products and services include advanced data and content services such as high-quality programming, including international, regional and local sports coverage (some of which is exclusive to Digicel), social media packages, music streaming, video streaming and Digicel’s proprietary mobile applications.

In the six months ended September 30, 2019, Digicel generated total revenue of $1,141.4 million, an operating profit of $240.9 million, a net loss of $156.3 million and Adjusted EBITDA of $493.1 million, representing an Adjusted EBITDA margin of 43.2%, compared to total revenue of $1,151.6 million, an operating profit of $289.0 million, a net loss of $36.0 million and Adjusted EBITDA of $500.8 million, representing an Adjusted EBITDA margin of 43.5%, in the six months ended September 30, 2018. Cash flow from operating activities was $163.9 million in the six months ended September 30, 2019 and $174.6 million in the six months ended September 30, 2018. As a percentage of revenue, cash flow from operating activities was 14.4% for the six months ended September 30, 2019 compared to 15.2% for the six months ended September 30, 2018. Digicel’s operating free cash flow was $321.9 million for the six months ended September 30, 2019 and $447.5 million for the six months ended

September 30, 2018, which as a percentage of revenue was 28.2% for the six months ended September 30, 2019 and 38.9% for the six months ended September 30, 2018. Digicel’s adjusted operating free cash flow, which excludes certain non-recurring capital expenditures, was $353.4 million for the six months ended September 30, 2019 and $494.3 million for the six months ended September 30, 2018, and as a percentage of revenue was 31.0% and 42.9% for the six months ended September 30, 2019 and 2018, respectively.

In the year ended March 31, 2019, Digicel generated total revenue of $2.3 billion, an operating profit of $479.0 million, a net loss of $287.2 million and Adjusted EBITDA of $960.0 million, representing an Adjusted EBITDA margin of 41.7%, compared to total revenue of $2.4 billion, an operating profit of $454.1 million, a net loss of $219.5 million and Adjusted EBITDA of $1.0 billion, representing an Adjusted EBITDA margin of 41.7% in the year ended March 31, 2018. Cash flow from operating activities was $215.0 million in the year ended March 31, 2019 and $247.1 million in the year ended March 31, 2018. As a percentage of revenue, cash flow from operating activities was 9.3% for the year ended March 31, 2019 compared to 10.2% for the year ended March 31, 2018. Digicel’s operating free cash flow was $721.1 million for the year ended March 31, 2019 and $603.3 million for the year ended March 31, 2018, which as a percentage of revenue was 31.3% for the year ended March 31, 2019 and 25.0% for the year ended March 31, 2018. Digicel’s adjusted operating free cash flow, which excludes certain non-recurring capital expenditures, was $833.6 million for the year ended March 31, 2019 and $757.4 million for the year ended March 31, 2018, and as a percentage of revenue was 36.2% and 31.4% for the years ended March 31, 2019 and 2018, respectively.

Digicel uses “Adjusted EBITDA,” “Adjusted EBITDA margin,” “operating free cash flow” and “adjusted operating free cash flow,” which are non-IFRS measures, to illustrate the underlying cash generation of its business and the calculation of these measures is set out in “Summary—Summary Consolidated Financial and Operational Information.” See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of Digicel’s net (loss)/profit to Adjusted EBITDA and Digicel’s cash flow from operating activities to operating free cash flow and adjusted operating free cash flow.

Adjusted EBITDA, Adjusted EBITDA margin, operating free cash flow and adjusted operating free cash flow are not measures of financial performance under IFRS, as issued by the IASB, and, accordingly, they have not been audited or reviewed by Digicel’s independent accountants. Undue reliance should not be placed on the non-IFRS financial measures contained in this offering memorandum and they should not be considered as a substitute for operating profit, profit for the year, cash flow or other financial measures computed in accordance with IFRS, as issued by the IASB. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as non-IFRS financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation to the most directly comparable IFRS financial measures.

Recent Developments

Proceedings with Orange in the French West Indies

See “Business—Legal Proceedings” for an overview of the proceedings with Orange in the French West Indies. Digicel filed proceedings in the Court of Appeal for a declaration that compound rather than simple interest is required under the terms of the Commercial Court judgment. Those proceedings were heard on October 4, 2018 and judgment was given on October 10, 2018. The Court declined to issue the declaration sought by Digicel, leaving the issue to be determined in the substantive appeal hearing, which was held on January 16, 2019 with a decision expected in the first half of 2020.

Key Factors Affecting Digicel’s Business

Digicel’s operations and the key operating measures discussed below have been, and may continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting Digicel’s business and the results of operations include, in particular, Digicel’s evolution into a total communications and entertainment provider and its expansion into on-island and subsea fiber, acquisitions, the introduction of new products and services, regulation, fluctuations in exchange rates, competition, the level of mobile penetration and pricing. Each of these factors is discussed in more detail below.

Evolution into a Total Communications and Entertainment Provider

Digicel has evolved from a pure mobile telecommunications company into a leading total communications and entertainment provider while remaining focused on improving its competitive position in each of its markets by providing customers with access to better mobile technology, more innovative products, a superior customer experience and better value compared to Digicel’s competitors. This evolution included the expansion of its product offerings through developing its Business Solutions services and entering the Cable TV & Broadband businesses, which have lower penetration rates than the Mobile business in Digicel’s markets. See “Business.” As described further below, as part of this strategy, Digicel has completed a number of acquisitions of Cable TV & Broadband and content businesses. Digicel has also launched new greenfield businesses in these sectors. Digicel intends to tailor its strategy to the potential and characteristics of each market and customer segment, and to continue to employ strict levels of financial discipline and control.

Expansion into On-Island and Subsea Fiber

In order to drive the delivery of Cable TV & Broadband and Business Solutions, as well as improve Digicel’s offerings for mobile data services, Digicel has invested significantly in on-island fiber networks and off-island subsea fiber bandwidth. Digicel has built FTTB networks in certain areas of Jamaica, Trinidad and Tobago, Haiti and Barbados and will continue to extend those networks where the commercial opportunity meets Digicel’s investment criteria. In the year ended March 31, 2016, Digicel launched FTTH networks in Jamaica, Trinidad and Tobago and Barbados. On November 30, 2017, Digicel launched a FTTH network in Bermuda and is currently in the process of upgrading its HFC networks in Anguilla, Dominica and Turks and Caicos to FTTH. Furthermore, as described below, Digicel completed the acquisition of assets from Global Caribbean Fibre in September 2014 which provided it with a wholly owned subsea fiber optic cable network with capacity from Trinidad and Tobago, connecting 12 countries to Puerto Rico with onward connectivity to the rest of the United States. These investments will enable Digicel to offer high-speed Cable TV & Broadband services and improve Digicel’s Business Solutions offering to corporate and government customers who have high-quality of service requirements and utilize products that require increased bandwidth. As of September 30, 2019, Digicel’s FTTH networks comprised approximately 12,104 kilometers of fiber passing approximately 637,029 homes.

Acquisitions

Digicel has a disciplined approach to acquisitions and evaluates opportunities to pursue its growth strategies both organically and through targeted acquisitions. Digicel has extensive experience in selecting, acquiring and integrating a wide range of telecommunications assets. In the past, Digicel has been able to generate benefits to its business from acquisitions. For example, in certain markets where Digicel has acquired an incumbent operator as a means to enter a market, it has significantly improved the performance of the acquired business. In the French West Indies, Digicel completed the acquisition of Bouygues Telecom in April 2006. Prior to Digicel’s acquisition of Bouygues Telecom, Bouygues Telecom generated revenue of approximately $124 million and Adjusted EBITDA of approximately $24 million for the year ended December 31, 2005. The French West Indies business generated revenue of $163.4 million and Adjusted EBITDA of $52.1 million in the year ended March 31, 2019. In other markets, where Digicel has launched greenfield businesses and subsequently completed bolt-on acquisitions in those markets, Digicel has successfully integrated the acquired businesses into its existing operations and improved their market position. For instance, Digicel completed the acquisition of Cingular’s Caribbean operations in 2005 and 2006 and Digicel integrated the acquired businesses in St. Lucia, St. Vincent and the Grenadines, Grenada and Barbados into its existing operations. Digicel currently holds the number one position in these markets. More recently, Digicel has completed the acquisition of a number of cable broadband, cable TV and content businesses to take advantage of the structural convergence of mobile and fixed services and to seek to realize network, technology and operational synergies by integrating these acquired businesses with its existing mobile operations and re-launching them under the “Digicel” brand. Consistent with its disciplined approach, Digicel has made a number of strategic acquisitions in recent years, including:

Acquisition of Stake in Tonga Cable Ltd.

On July 26, 2017, Digicel invested approximately $4.2 million in, and acquired a 16.6% shareholding in, Tonga Cable Limited, which owns submarine fiber optic cables connecting Tonga and Fiji and is building an extension of the cable system to the outer Tongan island groups of Vava’u and Ha’apai to improve telecommunication services in both islands.

IDOM Technologies (French West Indies and La Réunion)

On May 3, 2017, Digicel signed an agreement to acquire IDOM Technologies, a provider of Business Solutions services in the French West Indies and La Réunion (a French department in the Indian Ocean). The transaction closed on August 25, 2017. IDOM Technologies’ 265 kilometer fiber optic network enhances Digicel’s reach and ability to offer Business Solutions to customers across Martinique, Guadeloupe, French Guiana and La Réunion.

Tres Networks (Curaçao)

On March 21, 2016, Digicel signed an agreement to acquire Santa Barbara Utilities N.V. which trades as Tres Networks in Curaçao. The transaction closed on September 30, 2016. Tres Networks provides residential and business customers with state-of the-art high-speed internet, telephony and digital video services over Curaçao’s first fiber optic network. Completion of the transaction is subject to regulatory approval.

Prism Holding Services

On October 18, 2015, Digicel acquired Prism Services Holdings Limited which has provided business-to-business outsourcing services to clients in the Caribbean since 1993. The outsourcing services include mail processing services, loyalty program service, interbank processing systems, physical information storage and a data center. Prism Services Holdings Limited provides services in 22 countries across the Caribbean and operates from four locations (Barbados, Trinidad, Jamaica and the Bahamas).

Paymaster

On October 16, 2015, Digicel acquired an 80.0% interest in Paymaster Jamaica Limited which provides bill payment services to customers in Jamaica and the U.S. Paymaster Jamaica Limited operates through a network of over 170 locations in Jamaica and has agent relationships with over 40,000 locations in the U.S. and Canada.

Sky Pacific (Fiji)

On September 18, 2015, Digicel entered into a Business Purchase Agreement with Fiji Television Limited to acquire the assets related to the “Sky Pacific” business including the customer contracts, brand and related trademarks. The transaction was completed on April 1, 2016. Sky Pacific is a satellite-delivered, direct-to-home pay TV service based in Fiji and covering 14 island countries in the South Pacific including, American Samoa, Cook Islands, Fiji, Kiribati (East), Nauru, Niue, Papua New Guinea, Samoa, Solomon Islands, Tahiti, Tokelau, Tonga, Tuvalu and Vanuatu. As of March 31, 2018, Sky Pacific had 25,020 subscribers. Digicel believes this acquisition will add to the entertainment options available to its customers in its South Pacific markets and enable Digicel to grow this business as part of its evolution into a total communications and entertainment provider in all of its markets.

AllcomMCR (Papua New Guinea)

On July 29, 2015, Digicel acquired Allcom, which is a leading ICT business in Papua New Guinea.

BTC (Bermuda)

On January 9, 2015, Digicel executed a combination agreement with respect to the acquisition of BHL, which owns 100% of the share capital of BTC, and completed the acquisition of 100% of BTC on June 1, 2015.

Hitron and Channel 8 (Papua New Guinea)

In October and November 2014, Digicel acquired Channel 8 Limited and Hitron Limited, which are Cable TV operators in Papua New Guinea.

Telstar (Jamaica)

In September 2014, Digicel completed the purchase of Telstar Cable Limited in Jamaica having received the required approvals from the Broadcasting Commission. TCL is a provider of cable TV, broadband and fixed telephony services in Jamaica. This business has not yet been rebranded as “Digicel Play” and Digicel is currently investing in migrating its hybrid fiber-coaxial network to a FTTH Gigabit Passive Optical Network, which, when complete, will allow Digicel to offer an advanced suite of product and services including high-speed broadband, digital fixed line voice and Cable TV (with features such as Video on Demand, multiscreen viewing and Personal Video Recorder, or “PVR”), under the “Digicel Play” brand.

SportsMax (Caribbean-wide content)

In September 2014, Digicel acquired International Media Content Ltd., the parent company of regional sports broadcaster, SportsMax, and North American broadcaster CEEN-TV. Currently available in 26 countries across the Caribbean, SportsMax is the first and only indigenous 24-hour dedicated sports cable channel carried throughout the Caribbean region featuring a strong mix of international, regional and local sports content including: the UEFA Champions League, West Indies cricket, the Indian Premier League and the IAAF Grand Prix.

TCI Broadcasting (Turks and Caicos)

In April 2014, Digicel acquired TCI Broadcasting Limited, which has been providing Cable TV services in the Turks and Caicos for over 30 years, and its sister company TCT Limited, which operates the TCExpress High Speed Cable Internet Service in Turks and Caicos. Digicel rebranded these operations as “Digicel Play” in April 2015. Digicel upgraded the HFC network to the Data Over Cable Service Interface Specification 3.0, an international telecommunications standard (“DOCSIS 3.0”), enabling Digicel to begin offering higher internet speeds than were currently available in the market. The TV service was also upgraded to digital to provide a better subscriber experience.

SAT Telecommunications (Dominica)

In February 2014, Digicel acquired SAT Telecommunications Ltd. in Dominica. SAT Telecommunications Ltd. provides a range of TV, telephony and broadband internet services to residential and business customers. In October 2014, Digicel re-launched this business in Dominica as “Digicel Play.” Digicel upgraded the HFC network to the DOCSIS 3.0 standard, enabling Digicel to begin offering higher internet speeds than are currently available in the market. The TV service was also upgraded to digital to offer a best-in-class TV experience with an advanced electronic program guide using the Minerva platform.

Global Caribbean Fibre (Eastern Caribbean region)

In December 2013, Digicel entered into a share and asset purchase agreement with Global Caribbean Fibre SAS to acquire certain subsea fiber assets in the Eastern Caribbean region. This acquisition was completed on September 11, 2014 and provides Digicel with a wholly owned subsea fiber optic cable network with capacity from Trinidad and Tobago, connecting 12 countries to Puerto Rico with onward connectivity to the rest of the United States. In total, Digicel secured access to a network comprising 15 subsea segments with a reach of approximately 3,000 km across the Caribbean region.

Digicel’s consolidated financial statements reflect the results of the acquired entities from their date of acquisition (Digicel does not consolidate DHCAL results, treating it as an equity method investment in accordance with IFRS, as issued by the IASB). Accordingly, results for prior periods may not be representative of Digicel’s future results.

Introduction of New Products and Services

Digicel continues to be innovative with respect to the development of new products and services for its mobile subscribers as it looks to develop its revenue streams from areas other than traditional voice and SMS. This has included the development of more advanced data and content services such as social media packages, music streaming, video streaming and Digicel’s proprietary applications including “Digicel Space” (a personal cloud storage solution for smartphones) and “Loop” (the most downloaded news app in Digicel’s markets). In addition, Digicel continually evaluates opportunities to generate revenue from areas such as mobile financial services, mobile advertising, the monetization of “big data” and e-commerce and it expects innovation to be a key driver of growth. For example, Trend Media, Digicel’s in-house digital and mobile media service provider, has recently invested in analytical software that provides greater granularity for targeting subscribers for advertisements based on location and interest of subscribers. For additional information on Digicel’s mobile advertising business and Trend Media, see “Business—Mobile Advertising.” The revenue generated by Digicel from mobile advertising is currently not material. However, Digicel believes that there is an opportunity to grow advertising revenue and its sales teams in each market evaluate opportunities in this area. Furthermore, as a total communications and entertainment provider, it is focused on developing and selling additional products and services through which it can gain a greater share of its subscribers’ disposable income such as Cable TV & Broadband. Digicel is also leveraging its networks, brand, people, networks and distribution channels to expand the range of Business Solutions products and services it offers to corporate and government customers.

On February 27, 2019, Digicel announced a partnership agreement with the Turkish telecom operator, Turkcell Iletisim Hizmet (“Turkcell”), which gives Digicel access to Turkcell’s Lifecell platforms. Digicel believes that these platforms and Turkcell’s expertise will provide Digicel with a platform for a digital ecosystem which Digicel believes will accelerate the launch of new digital services. This will include updated versions of Digicel proprietary apps and new apps including messaging and cloud storage, among others.

Digicel believes this partnership is a key component of Digicel’s continuing evolution into a digital operator and will benefit Digicel’s customers by giving them access to a digital ecosystem of innovative lifestyle products and services. Digicel believes that this will ultimately drive growth in mobile data revenues.

Regulation

Digicel’s Mobile and Cable TV & Broadband operations are subject to regulation in each of the markets in which Digicel operates. The regulatory regimes in these markets are generally less developed than in other markets such as the United States and European Union countries, and can therefore change quickly. In particular, regulators in each of the markets where Digicel operates have reduced, or are considering reducing, interconnection rates. Digicel cannot predict which countries will in fact reduce interconnection rates or the amount by which they will be reduced. In Digicel’s largest markets (including Jamaica, Haiti, Papua New Guinea, French West Indies and El Salvador), interconnection rates have already been reduced significantly in recent years and Digicel does not expect any material impact from future reductions in mobile termination rates in these markets. However, in Papua New Guinea, the NICTA has recommended to the minister responsible for telecommunications the continued regulation of domestic interconnection services and the extension of that regulation to the termination of international incoming calls. Such regulation could create a significant adverse impact on revenue and operating profits for Digicel’s operations in Papua New Guinea. See “Business—Legal Proceedings.” Digicel has a mobile subscriber market share of more than 50% in 20 of its markets and, as a result, a high proportion of “on-net” traffic which mitigates the impact of reductions in mobile termination rates. Mobile termination revenue (domestic and international) represented approximately 7.2% of its total revenue in the year ended March 31, 2019. See “Regulation.”

Fluctuation in Exchange Rates

Exchange rates for currencies of many of the countries in which Digicel operates fluctuate in relation to the U.S. dollar and such fluctuations may have a material adverse effect on Digicel’s earnings, assets or cash flows when translating local currency into Digicel’s U.S. dollar reporting currency. For each operation which reports its results in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar reduces Digicel’s profits as well as its assets and liabilities. To the extent that Digicel’s operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars it receives is affected by exchange rate fluctuations of those currencies against the U.S. dollar. In addition, exchange rates impact Digicel’s earnings and cash flows due to U.S. dollar-denominated debt held at the local operational level where local currency borrowing facilities are either not available or cannot be obtained under commercially acceptable terms. Digicel generally does not hedge its foreign currency exposure since there are few available instruments in the countries where Digicel operates.

Competition

Digicel holds the number one mobile market position in 21 of the 31 markets in which Digicel provides mobile telecommunications services. In addition, Digicel is continuing to grow its revenue from Business Solutions and Cable TV & Broadband and believes that it is well positioned to become a leading provider of such services in the markets in which it provides those services. Digicel’s mobile subscribers and Cable TV & Broadband revenue generating units (“RGUs”) are impacted by, among other things, the level of the competition Digicel experiences in each market. Operators typically compete on the basis of price, services offered, advertising and brand image, quality and reliability of service and coverage area. Any material change in the nature of the competition Digicel faces in its markets, as well as any decline in the level of general economic activity in Digicel’s markets or the disposable income of Digicel’s customers, could adversely impact Digicel’s ability to increase or maintain its revenue, cash flow from operating activities or liquidity.

Level of Mobile Penetration

In the markets in which Digicel operates, the liberalization of the telecommunications industry combined with the unsatisfied demand for basic telephone services has facilitated the rapid growth in mobile telecommunications and Digicel believes that it has been a key driver of the level of mobile penetration in those markets by introducing innovative products and services and investing in networks with wide population coverage. This has resulted in relatively high mobile penetration rates in many of Digicel’s markets currently, which Digicel believes are bolstered by the prevalence of multiple SIM ownership in certain markets (which can result in a substantial differential between unique subscribers and SIM connections in many markets). The level of mobile penetration in each market is one of the factors that Digicel considers as part of growth strategy and capital expenditure plans.

Pricing

Digicel’s pricing varies across the products and services that it offers and it adjusts its pricing policies based on evolving market practices as well as its overall business strategy. Those policies are impacted by both competition and regulation. For example, price competition is significant for voice services, which represented 36.0% of Digicel’s revenue in the year ended March 31, 2019. Voice services are largely commoditized with limited ability to differentiate these services among operators. On the other hand, by providing innovative data, content and other services, such as mobile financial services and mobile advertising, Digicel can distinguish its offering from its competitors. Furthermore, as Digicel continues to expand its Cable TV & Broadband product offering, Digicel’s ability to offer multiple-product packages as bundles could potentially provide Digicel with a competitive price advantage. The price of a multiple-product subscription package generally depends on the content and options available on each platform, market conditions and pricing by competitors with similar offerings. Other services that Digicel provides, such as Business Solutions, require more customization and contracts and prices are negotiated with each customer.

Key Operating Measures

Digicel uses several key performance measures to track the performance of its business. None of these measures are a measure of financial performance under IFRS, as issued by the IASB. As these terms are defined by Digicel’s management, they may not be comparable to similar terms used by other companies. See “Presentation of Financial and Other Information—Non-IFRS Financial Measures.”

Mobile Key Performance Indicators

The following is a summary of the key performance indicators for Digicel’s mobile business, from which Digicel generated $1,650.8 million (or 71.7% of its total revenue) in the year ended March 31, 2019.

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
Mobile subscribers (in millions):
Papua New Guinea	2.1	2.6	2.1	2.6	2.7
Haiti	4.5	4.5	4.6	4.7	4.6
Jamaica	2.1	2.2	2.2	2.2	2.2
Trinidad and Tobago	0.8	0.8	0.9	0.8	0.9
French West Indies	0.5	0.5	0.5	0.5	0.5
El Salvador	1.0	1.1	1.1	1.1	1.0
Guyana	0.4	0.4	0.4	0.4	0.4
Eastern Caribbean	0.5	0.5	0.5	0.6	0.6
Other Markets	0.9	1.0	1.0	1.0	1.0
Total	12.9	13.7	13.2	13.8	13.8
Pre-paid % of mobile subscribers (%)	91.9%	92.1%	91.7%	92.0%	92.6%
Smartphone Penetration (%)	57.8%	55.4%	58.4%	56.2%	50.7%
ARPU ($)	10.5	11.3	10.1	11.0	11.5
Monthly Mobile Churn (%)	4.6%	4.5%	4.4%	3.9%	4.1%
SAC as a percentage of Mobile revenues (%)	1.6%	1.9%	2.2%	2.6%	4.1%

Mobile Subscribers

Digicel defines mobile subscribers as the number of customers who have generated a chargeable event in the last 30 days. Digicel believes that this is a conservative measurement policy compared to other mobile operators which often use 90 days or 60 days as their measurement criterion. For the purposes of this offering memorandum, all subscriber numbers have been presented in accordance with Digicel’s 30-day definition. Digicel is currently undertaking a review to ensure the correct application of the definition of a mobile subscriber across the Group.

Digicel’s mobile subscriber base decreased from 13.8 million as of March 31, 2017 to 12.9 million as of September 30, 2019, of which 91.9% were prepaid subscribers as of September 30, 2019.

Smartphone Penetration

Smartphone penetration is defined as the percentage of Digicel’s mobile subscriber base that use a smartphone and it has increased from approximately 50.7% of its subscriber base on March 31, 2017 to approximately 58.4% on March 31, 2019 and it increased from 55.4% on September 30, 2018 to approximately 57.8% on September 30, 2019, which has enabled growth in its data/VAS revenue and Digicel expects it will continue to do so. The smartphone penetration level is growing as a result of Digicel’s significant investment in 4G networks, consumer demand for mobile access to internet browsing, video content and social media and the availability of entry level smartphones at prices of less than $50. Digicel expects the level of smartphone penetration to continue to grow and drive increases in its revenue from the provision of data/VAS services.

ARPU

In Digicel’s Mobile business, the principal drivers of Digicel’s revenue are the number of subscribers and ARPU. ARPU is defined as monthly average revenue per mobile subscriber. ARPU is calculated by dividing mobile service revenue for the month by the average mobile subscribers during that period. ARPU is different in each of Digicel’s markets and the mix of its subscribers in such markets will impact ARPU. In addition, on a consolidated basis, Digicel’s overall ARPU represents an average across all of its mobile operations and is therefore impacted by the mix of ARPU generated by each market. For example, higher income levels in markets such as the French West Indies are reflected in higher ARPU levels than in markets such as Papua New Guinea or Haiti. Where Digicel increases mobile subscribers in markets with lower income and therefore lower ARPU this would reduce the overall ARPU per subscriber for Digicel as a whole. ARPU, which Digicel reports in U.S. dollars, is also impacted by local currency fluctuations.

Digicel’s ARPU decreased from $11.0 in the 12 months ended March 31, 2018 to $10.1 in the 12 months ended March 31, 2019 and it decreased from $11.3 in the six months ended September 30, 2018 to $10.5 in the six months ended September 30, 2019, primarily due to the devaluation of local currencies, the industry-wide trend of a substitution of data for voice and subscriber growth in markets which generate lower ARPU than other markets. There is a growing use of data/VAS and Digicel’s revenue from data/VAS has increased from 46.0% of mobile service revenue in the 12 months ended March 31, 2018 to 49.7% in the 12 months ended March 31, 2019 and it increased from 49.0% in the six months ended September 30, 2018 to 53.1% in the six months ended September 30, 2019. This has partially offset reductions in voice revenues, which are largely due to the industry-wide trend of voice services being substituted by data usage, competitive pressures and reductions in mobile termination rates.

Monthly Churn

Churn is a measure of the number of subscribers which cease to use a mobile operator’s services during a period. Digicel calculates churn rates by dividing the number of opening subscribers plus activations during the period less closing subscribers, by the average number of subscribers for each period. Churn has increased in Haiti and El Salvador as a result of larger volumes of SIM only sales, which have been a characteristic of these markets.

SIM only sales relate to customers acquiring a new subscriber account with Digicel without obtaining a subsidized handset. Certain promotions may be available to customers with a new account, which has resulted in higher rotation of SIM cards by customers as they avail themselves of multiple promotions. However, given there is no handset subsidy in SIM only sales, the subscriber acquisition cost associated with those sales are minimal. Digicel’s average churn rate per month for the six months ended September 30, 2019 was 4.6%. Excluding Haiti and El Salvador, Digicel’s average churn rate per month for the six months ended September 30, 2019 and the year ended March 31, 2019 was 3.5% and 3.7%, respectively. Measurement of churn is also distorted by existing customers who buy new handsets with SIM cards to upgrade their handsets (transferring their old SIM card with their old phone number into the new handset without actually ever using the newly purchased SIM card).

Mobile SAC

Subscriber acquisition costs, or SAC, primarily represent dealer commissions, SIM cards, fulfillment costs, subsidies on handsets, costs relating to inventory and other costs associated with acquiring a new mobile subscriber or retaining an existing subscriber. The level of Digicel’s costs is influenced by, among other things, the cost of handsets and the level of handset subsidy provided by Digicel to its customers. To reduce SAC and churn, Digicel has reduced handset subsidies. SAC represented 1.9% of mobile revenue in the six months ended September 30, 2018, 1.6% of mobile revenue in the six months ended September 30, 2019, 2.2% of mobile revenue in the year ended March 31, 2019 and 2.6% of mobile revenue in the year ended March 31, 2018.

Business Solutions

Digicel’s Business Solutions revenue is derived principally from the provision of technology solutions to corporate (including small and midsize enterprises) and government customers. Digicel offers a standard suite of business products complemented by service offerings tailored to the specific needs of customers as required. Contracts with customers vary from a duration of one year to 15 years. Digicel’s product portfolio supports the up-sell further services and generate higher margin and recurring revenue from those clients. Since the rollout of its Business Solutions offerings, Digicel believes that it has expanded the target market by offering high-quality services that were previously unavailable or unaffordable within its markets. Digicel sees further opportunities to materially increase its revenue from Business Solutions and it has a strong focus on building its sales pipeline for this business.

Cable TV & Broadband

Digicel’s Cable TV & Broadband business is in the nascent stages of development after the completion of a number of recent acquisitions. Digicel launched its FTTH network in Jamaica in September 2015, in Trinidad and Tobago and Barbados in December 2015 and in Bermuda in November 2017. Digicel aims to grow this business by leveraging its brand, customer knowledge, distribution channels and network infrastructure to become one of the leading players in the markets in which it provides these services.

Digicel’s Cable TV & Broadband business generated $190.7 million (or 8.3% of its total revenue) in the year ended March 31, 2019 and $101.0 million (or 8.8% of its total revenue) in the six months ended September 30, 2019. The principal drivers of Digicel’s revenue are the number of subscribers and ARPU. ARPU is defined as monthly average revenue per Cable TV & Broadband subscriber and is calculated by dividing Cable TV & Broadband revenue for the month by the average Cable TV & Broadband subscribers during that period. Following the launches of FTTH businesses in Jamaica, Trinidad and Tobago and Barbados in the year ended March 31, 2017, Digicel’s Cable TV & Broadband subscriber base grew from 368,069 as of March 31, 2018 to 399,028 as of March 31, 2019 and to 407,532 as of September 30, 2019. Digicel’s Cable TV & Broadband ARPU was $41.9 million in the year ended March 31 2019 and $41.6 million in the six months ended September 30, 2019.

A RGU is a either a Pay-TV customer, digital Pay-TV customer, internet customer or fixed telephone customer. A home, residential multiple dwelling unit or commercial unit may contain one or more RGUs. For example, a customer who receives Pay-TV, Fixed Broadband Internet and fixed telephone services from Digicel would be counted as three RGUs. From March 31, 2018 to March 31, 2019, Digicel’s Cable TV & Broadband RGUs grew from 624,250 to 677,364, respectively, an increase of 8.5%. As of September 30, 2019, Digicel’s Cable TV & Broadband RGUs were 696,298.

Key Income Statement Line Items

Revenue

Digicel generates revenue mainly from fees associated with the communication, data, content and related services it provides to its customers, such as airtime and data usage fees, roaming fees, connection fees, monthly subscription fees, cable broadband, fixed-line telephone, data transmission, cable TV, sale of content, ICT services and equipment sales and mobile financial services.

As of March 31, 2019, Digicel earned revenue in 19 different currencies with the Jamaican dollar, the Haitian gourde and the Papua New Guinean kina being the most prominent currencies, accounting for approximately 13.7%, 11.3% and 14.2%, respectively, of Digicel’s total revenue for the year ended March 31, 2019. For the six months ended September 30, 2019, 13.7% of Digicel’s revenue was denominated in the Jamaican dollar, 7.2% of Digicel’s revenue was denominated in the euro, 11.3% of Digicel’s revenue was denominated in Haitian gourde and 14.2% of Digicel’s revenue was denominated in Papua New Guinean kina. Digicel reports its revenue in U.S. dollars. For the year ended March 31, 2019, approximately 32.8% of Digicel’s revenue was in U.S. dollars or in currencies pegged to the U.S. dollar or currencies with managed exchange rates against the U.S. dollar while 67.2% was not in any of those currencies, including approximately 7.2% of revenue denominated in euro. For the six months ended September 30, 2019, approximately 33.9% of Digicel’s revenue was in U.S. dollars or in currencies pegged to the U.S. dollar or currencies with managed exchange rates against the U.S. dollar while 66.1% was not in any of those currencies, including approximately 6.1% of revenue denominated in euro.

The principal drivers of Digicel’s revenue from mobile services are the number of subscribers and ARPU. ARPU is different in each of Digicel’s markets and the mix of its subscribers within each market will impact ARPU. In addition, on a consolidated basis, Digicel’s overall ARPU represents an average across all of Digicel’s mobile operations and is therefore impacted by the mix of ARPU generated by each market.

For Business Solutions services, Digicel sells equipment to its clients at low margins to establish a relationship with them and focuses on generating revenue through the provision of recurring contracted services at higher margins.

Digicel’s Cable TV & Broadband revenue is derived primarily from recurring subscription revenue for Cable TV & Broadband services.

Direct operating and subscriber acquisition costs

The largest components of Digicel’s direct operating and subscriber acquisition costs are interconnection costs, the direct cost associated with its Cable TV & Broadband business, costs of the sale of prepaid top-up (including commissions and card production costs), the cost of equipment sales, data and roaming charges, and subscriber acquisition costs, which, for the six months ended September 30, 2019 and the year ended March 31, 2019 amounted to approximately 34.0%, 19.9%, 18.7%, 11.0%, 7.0% and 4.9% and 31.2%, 22.0%, 17.0%, 10.8%, 7.2% and 5.7%, respectively, of Digicel’s direct operating and subscriber acquisition costs.

The cost of equipment sales primarily represents the cost of mobile handsets and information technology hardware acquired by Digicel and sold to customers as part of its Mobile and Business Solutions businesses. Subscriber acquisition costs primarily represent commissions, SIM cards, fulfillment costs, subsidies on mobile handsets and costs relating to inventory. Subscriber acquisition costs are expensed when incurred.

Other Operating Expenses

Other operating expenses include site operating costs, operating lease rentals, network support, software and IT costs, advertising and promotion, professional fees, travel, facilities costs and other miscellaneous operating expenses.

Staff Costs

Staff costs primarily comprise salaries, statutory contributions, equity compensation charge under IFRS 2 and Voluntary Separation / Reorganization costs.

Depreciation, amortization and impairment of property, plant and equipment and intangible assets

Depreciation, amortization and impairment of property, plant and equipment and intangible assets relates to the depreciation of property, plant and equipment to write down the cost of each asset to its residual value over its estimated useful life, the amortization of intangible assets over their useful lives, and the impairment of goodwill, intangible assets and property, plant and equipment as required.

Digicel will continue to seek ways to control its overall cost base as it adds new subscribers in order to improve its operating margins. Digicel will seek to achieve this by utilizing economies of scale and employing its centralized information, human resources, best practices and technology systems to serve its expanding customer base and by centralizing negotiations for commercial contracts for the business.

Finance Income

Finance income relates to interest received on cash deposits.

Finance Costs

Finance costs include interest expense and other financing related costs such as redemption premiums, the amortization of deferred financing fees, the extinguishment of deferred fees upon early redemption and foreign exchange gains and losses on loans.

Taxation

Taxation on the profit for the year comprises current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year and any adjustments to tax payable in respect of prior years. Deferred tax is provided in full, using the liability method, on temporary differences arising between the taxes bases of assets and liabilities and their carrying amounts in the financial statements.

Although DGL3 is exempt from taxes in Bermuda until 2035, all of its operating entities are subject to taxes at the prevailing income tax rates in the jurisdictions in which they operate. In a small number of the markets in which Digicel operates, the corporate income tax rate is zero and the corporate income tax rates in all other jurisdictions, including Digicel’s five largest markets in terms of revenue, ranges from 4% up to 45%. Tax losses which may arise in one jurisdiction cannot be used to offset the taxable profits earned in another jurisdiction and the interest expense on Digicel’s debt cannot be offset against the taxable profits of operating subsidiaries. For the six months ended September 30, 2019 and the year ended March 31, 2019, Digicel’s effective tax rate was 26.0% and 27.2%, respectively, and the effective tax rates for Jamaica, Haiti, Trinidad and Tobago, the French West Indies and Papua New Guinea were 17.6%, 31.2%, 23.6%, 45.2% and 29.5% and 4.53%, 33.6%, 62.7%, 22.7% and 31.1%, respectively. These effective tax rates are calculated by dividing the tax charge in the income statement for the six months ended September 30, 2019 and the year ended March 31, 2019, as applicable, as adjusted for any under or over provisions in respect of prior six months and years, as applicable, by the profit before tax in taxable jurisdictions for that six months and year, as applicable.

Critical Accounting Policies

The Group’s consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. In compiling these statements, management needs to make assumptions, estimates and judgments, which are often subjective and may be affected by changing circumstances or changes in its analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter the results of the Group’s operations. The Group has identified below, those of its accounting policies that it believes could potentially produce materially different results if it were to change its underlying assumptions, estimates and judgments. For a detailed discussion of these and other accounting policies, see note 2 to the consolidated financial statements, which are included in this offering memorandum. Effective April 1, 2018, the Group adopted IFRS 9, “Financial Instruments,” and IFRS 15, “Revenue from Contracts with Customers”. The Group also adopted IFRS 16, Leases effective April 1, 2019. The Group applied these standards, on the effective dates, using a modified retrospective approach. Accordingly, the amounts reflected for periods, prior to the respective adoption dates, have not been updated. The application of the new standards has had a significant impact on the Group’s financial position and results of operations as described in more detail in note 2 to the audited consolidated financial statements for the year ended March 31, 2019, for IFRS

9 and IFRS 15, and the unaudited condensed consolidated financial statements for the six months ended September 30, 2019 for IFRS 16. These financial statements are included elsewhere in this offering memorandum.

Property, Plant and Equipment. Property, plant and equipment is stated at historical cost less accumulated depreciation. Depreciation is calculated on a straight-line basis to write down the cost of each asset to its residual value over its estimate useful life. In respect of the Cable TV & Broadband business, the cost of the first installation of equipment at a customer’s premises (including all direct materials, equipment, labor and associated costs) is capitalized and depreciated over a period of three years. Any subsequent installation to those premises are assessed to determine whether they meet the criteria for capitalization, otherwise they are expensed as incurred. All set-top boxes and modems remain the property of the Group and the cost of this equipment is capitalized and depreciated over a three-year period from the date of installation.

Impairment of Non-Financial Assets. The Group record’s significant intangible and tangible assets relating to its operations. Intangible assets mainly relate to licenses and goodwill, and tangible assets to property, plant and equipment of the network. Significant estimates, assumptions and judgments are required to determine the expected useful lives of these assets. During each reporting period the Group assesses whether there is an indication that an asset may be impaired. These assessments can be significantly affected by changes in competition, technology and other similar factors. If any such indication exists, or at least annually for goodwill, Digicel makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The cash flows used in the value in use calculations are discounted to their present value using a discount rate, such as the weighted average cost of capital that reflects current market assessment of the time value of money and the risks specific to the asset.. These calculations require the use of estimates, including discount rates, management’s expectations of future revenue growth, customer acquisition and retention costs, churn rates, capital expenditure and market share for each cash generating unit. Fair value less cost to sell is determined using recent telecom transaction benchmarks as well as trading comparables including potential synergies where relevant. The estimates can have a material impact on the amount of any goodwill impairment.

Revenue Recognition. The Group’s Mobile revenue comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging and the provision of other mobile telecommunication services including data services, and interconnect revenue arising from agreements entered into with other networks.

Access charges and airtime used by contract customers are invoiced and recorded as part of a periodic billing cycle and recorded as revenue over the related access period, with unbilled revenue resulting from services already provided from the billing cycle date to the end of each period accrued. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime or the credit expires. Revenue from data services is recognized when the related service has been delivered to the customer. Revenue arising from interconnect and roaming agreements with other networks is recognized gross, with amounts due to other networks recognized as direct operating and subscriber acquisition costs. Mobile revenue also includes amounts charged to customers for the sale of handsets and accessories for a limited number of its subsidiaries that do not use the services of a distributor but manage the sale of handsets to customers directly. Subscription revenue in recognized in the month of service delivery and transactional revenue is recognized in the month of service delivery or billable event. Revenue arrangements with multiple deliverables (“bundled offers” such as handsets or equipment and services sold together) are separated if they are distinct. The transaction price is allocated between separate goods and services based on their relative stand-alone selling prices. Whenever stand-alone selling prices are not available, fair values are estimated based on cost of sale plus margin.

Subscriber Acquisition Cost. Contract costs eligible for capitalization as incremental costs of obtaining a contract are comprised of sales commissions and other third party contract acquisition costs relating to postpaid and other contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if Digicel expects to recover those costs. Contract costs are recognized as an asset and amortized over either the contract term or average retention period, depending on the circumstances. Prior to the adoption of IFRS 15, such costs were expensed as incurred.

Equity Compensation. Digicel has recognized share-based compensation charges of $8.3 million in the six months ended September 30, 2018, credits of $13.1 million in the year ended March 31, 2019, charges of $13.1 million in the year ended March 31, 2018 and credits of $12.9 million in the year ended March 31, 2017. No share-based compensation charges were recognized in the six months ended September 30, 2019. In determining the fair value of the options Digicel uses the Black-Scholes valuation model. This requires complex and judgmental assumptions including price, employee exercise patterns (expected life of the options), estimated volatility and future forfeitures. The computation of expected volatility is based on an average historical volatility from common shares of a group of Digicel’s peers. The expected life of options granted is based on a simplified calculation of expected life as Digicel does not have sufficient exercise history. Forfeitures rates are derived from historical employee termination behavior. If any of the assumptions used change significantly, share-based compensation expense may differ materially. In determining the fair value of Digicel’s share capital, Digicel used a combination of the income approach and the market approach to estimate Digicel’s total enterprise value. Digicel estimates the fair value of the share capital using this estimated enterprise value in the context of Digicel’s capital structure. The estimated fair value of the share capital is then used to determine the fair value of options issued. The income and market approaches require significant management judgment and assumptions around projected cash flows, rate of return, valuation multiples and other relevant inputs.

Impairment of Loan to an Associate. The measurement of the expected credit loss (ECL) allowance for loans to Digicel’s associate, DHCAL requires the use of models and significant assumptions about future economic conditions, including the sale of the operating entity within DHCAL. Judgements are also required in applying the accounting requirements for measuring ECL, such as choosing appropriate assumptions for the measurement of ECL and establishing appropriateness of forward-looking information. The measurement of expected credit losses using IFRS 9 was higher than the impairment calculated by reference to IAS 36. A change in the assumptions could have a material impact on the impairment of the loan.

Fair Values of Acquired Tangible and Intangible Assets. Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, particularly in the case of such assets acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The annual depreciation and amortization charge is sensitive to the estimated useful lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary based on factors such as technological change, network investment plans, expected level of usage and physical conditions of the assets concerned.

Interconnect Income and Payments to Other Telecommunications Operators. In certain instances, Digicel relies on other operators to measure the traffic flows interconnecting with its networks. Estimates are used in these cases to determine the amount of income receivable from, or payments to, these other operators. The prices at which these services are charged are often regulated and estimates are used in assessing the likely effect of these adjustments.

Income Taxes. The Group is subject to income taxes in various jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. For these items, Digicel believes its estimates, assumptions and judgments are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit.

Deferred tax assets and liabilities require management judgment in determining the amounts to be recognized. In particular, judgment is used when assessing the extent to which deferred tax assets should be recognized with consideration given to the timing and level of future taxable income.

Litigation. The Group exercises considerable judgment in recognizing and measuring provisions and the exposure to contingent liabilities related to pending litigation. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provisions.

Distributor Arrangements. In most of the markets in which Digicel operates, handsets are purchased from the manufacturer and sold to dealers by distributors acting as principals.

The Group has considered the key terms of the agreements with the distributors in the context of the indicators below to determine that the distributors are acting as principals when they sell handsets to the authorized dealer network.

The distributors have primary responsibility for providing the handsets to dealers and fulfilling orders. Any product issues encountered by dealers are remedied either directly with the distributors or manufacturers, through the distributors. The distributors assume the risk of physical loss or damage before or after the dealer order, during shipping and on return. Digicel pays subsidies and fees to the distributors, but the majority of general inventory risk of losses arising from lost, damaged and stolen inventory rests with the distributors. Based on this, the Group determined that the distributors are acting as principals in respect of the procurement and distribution of handsets and not as agents of Digicel. Therefore, Digicel does not recognize revenue on the sales of products by the distributor. Prior to the adoption of IFRS 15, The Group considered credit risk which is no longer an indicator in assessing principal vs. agent consideration.

Use of Constant Exchange Rate

Digicel analyzes revenue in currencies other than the U.S. dollar, which is the Company’s reporting currency, on a CER basis, so that revenue growth can be considered excluding movements in foreign exchange rates. See “—Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.” Revenue on a CER basis is a non-IFRS financial measure, computed by converting revenue in local currency for the relevant period using the prior period’s average foreign exchange rates and comparing to the prior period’s revenue. ARPU, which is reported in U.S. dollars, is also impacted by local currency fluctuations. Results of Operations

Comparison of the Six Months Ended September 30, 2019 and 2018

The following table sets forth certain income statement items for the six months indicated.

	Six Months Ended September 30,		Impact on Comparative Results for Period
	2019	2018	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Consolidated Income Statement Data:
Revenue	$1,141.4	$1,151.6	$(10.2)	(0.9)
Direct operating and subscriber acquisition costs	(261.5)	(280.8)	19.3	(6.9)
Other operating expenses	(254.7)	(247.3)	(7.4)	3.0
Staff Costs	(140.9)	(144.7)	3.8	(2.6)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets	(243.7)	(223.5)	(20.2)	9.0
Other Income	—	35.5	(35.5)	(100.0)
Other gains/losses	0.3	(1.8)	2.1	(116.7)
Operating Profit	240.9	289.0	(48.1)	(16.6)
Finance Income	1.2	0.8	0.4	50.0
Finance Costs(1)	(312.9)	(261.5)	(51.4)	19.7
Share of Loss of Associate	(6.2)	(8.9)	2.7	(30.3)
Impairment of Loan to Associate and Investments	(26.0)	(11.0)	(15.0)	136.4
(Loss)/Profit before Taxation	(103.0)	8.4	(111.4)	(1,326.2)
Taxation	(53.3)	(44.4)	(8.9)	20.0
Net Loss	$(156.3)	$(36.0)	$(120.3)	334.2

(1)	Includes interest expense, financing costs (including redemption premiums) and losses on foreign exchange movements on the revaluation of loans.

Subscribers. Digicel’s total mobile subscribers decreased by approximately 6.0% to 12.9 million as of September 30, 2019 from 13.7 million as of September 30, 2018. The decrease in mobile subscribers was primarily a result of a decrease in mobile subscribers in Papua New Guinea of 0.5 million or 19.1% due to the de-registration of subscribers in Papua New Guinea as part of a mandatory SIM registration process that was introduced by the local regulator. The balance of the decline is primarily attributable to decreases in mobile subscribers in Jamaica, El Salvador, Haiti and Barbados.

Revenue. Revenue decreased by $10.2 million, or 0.9%, to $1,141.4 million in the six months ended September 30, 2019 from $1,151.6 million in the six months ended September 30, 2018. On a CER basis, revenue increased 3.9% in the six months ended September 30, 2019 as compared to the six months ended September 30, 2018. Further details of Digicel’s revenue by geographic segment and by product and service are outlined below.

Revenue by Geographic Segment

The table below sets forth Digicel’s revenue by geographical location for the periods indicated.

	Six Months Ended September 30,		Actual Change		Change on a CER Basis
	2019	2018	Amount of Variation	Percentage Change (%)	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Revenue by Geographic Market(1):
Papua New Guinea	$171.8	$163.1	$8.7	5.3	$13.8	8.5
Haiti	137.2	160.0	(22.8)	(14.3)	18.3	11.4
Jamaica	178.0	172.7	5.3	3.1	9.0	5.2
Trinidad and Tobago	133.3	125.4	7.9	6.3	8.0	6.4
French West Indies	75.3	82.6	(7.3)	(8.8)	(3.6)	(4.4)
El Salvador	38.9	41.8	(2.9)	(6.9)	(2.9)	(6.9)
Bermuda	46.9	47.3	(0.4)	(0.8)	(0.4)	(0.8)
Guyana	44.2	44.2	—	—	-	-
Eastern Caribbean(2)	36.8	31.1	5.7	18.3	5.7	18.3
Other Locations/Unallocated(3)	279.0	283.4	(4.4)	(1.6)	(2.8)	(1.0)
Total Revenue	$1,141.4	$1,151.6	$(10.2)	(0.9)	$45.0	3.9

(1)	The revenue shown above is presented before the elimination of intercompany revenues and recharges between the markets.

(2)	St. Lucia, Grenada and St. Vincent and the Grenadines.

(3)	“Other Locations” include Anguilla, Antigua and Barbuda, Aruba, Barbados, Bonaire, the British Virgin Islands, the Cayman Islands, Curaçao, Dominica, Fiji, St. Kitts and Nevis, Nauru, Samoa, Suriname, TCI, Tonga, and Vanuatu, for all periods presented. Unallocated represents revenues arising from miscellaneous other sources, including revenue from the CPL, digital media and mobile advertising, subsea fiber optic cable network, Digicel’s hotel in Haiti (which is held through an unrestricted subsidiary) and other items, and the elimination of inter-segment revenues.

In Papua New Guinea, revenue increased by $8.7 million, or 5.3%, to $171.8 million in the six months ended September 30, 2019 from $163.1 million in the six months ended September 30, 2018. On a CER basis, revenue increased by 8.5% in the six months ended September 30, 2019 as compared to the six months ended September 30, 2018 as a result of growth in Mobile revenue which was partially offset by declines in Business Solutions revenue and Cable TV & Broadband revenue.

In Haiti, revenue decreased by $22.8 million, or 14.3%, to $137.2 million in the six months ended September 30, 2019 from $160.0 million in the six months ended September 30, 2018. On a CER basis, revenue increased by 11.4% in the six months ended September 30, 2019 as compared to the six months ended September 30, 2018 as a result of growth in mobile voice and data revenue.

In Jamaica, revenue increased by $5.3 million, or 3.1%, to $178.0 million in the six months ended September 30, 2019 from $172.7 million in the six months ended September 30, 2018. On a CER basis, revenue increased by 5.2% in the six months ended September 30, 2019 as compared to the six months ended September 30, 2018 as a result of the increase in revenue mobile data, Business Solutions and Cable TV & Broadband being partially offset by a decrease in mobile voice revenue.

In Trinidad and Tobago, revenue increased by $7.9 million, or 6.3%, to $133.3 million in the six months ended September 30, 2019 from $125.4 million in the six months ended September 30, 2018. On a CER basis, revenue increased by 6.4% in the six months ended September 30, 2019 as compared to the six months ended September 30, 2018 as a result of the increase in revenue from Mobile, Cable TV & Broadband and Business Solutions.

In the French West Indies, revenue decreased by $7.3 million, or 8.8%, to $75.3 million in the six months ended September 30, 2019 from $82.6 million in the six months ended September 30, 2018. On a CER basis, revenue decreased by 4.4% in the six months ended September 30, 2019 as compared to the six months ended September 30, 2018 as declines in mobile voice and data revenue were only partially offset by growth in Business Solutions revenue.

In El Salvador, revenue decreased by $2.9 million, or 6.9%, to $38.9 million in the six months ended September 30, 2019 from $41.8 million in the six months ended September 30, 2018. This decrease was primarily due to decreases in Business Solutions revenues as a result of one-time revenues that were not repeated and a decrease in mobile voice revenue that was partially offset by growth in mobile data revenue.

In Bermuda, revenue decreased by $0.4 million, or 0.8%, to $46.9 million in the six months ended September 30, 2019 from $47.3 million in the six months ended September 30, 2018. This decrease was primarily due to decreases in mobile voice revenues and Cable TV & Broadband revenue being partially offset by growth in mobile data and Business Solutions revenue.

In Guyana, revenues were unchanged at $44.2 million in the six months ended September 30, 2019 when compared with the six months ended September 30, 2018. Decreases in mobile voice revenue and other revenue were fully offset by growth in mobile data revenue and Business Solutions revenue.

In the Eastern Caribbean, revenue increased by $5.7 million, or 18.3%, to $36.8 million in the six months ended September 30, 2019 from $31.1 million in the six months ended September 30, 2018. This increase was primarily due to the decline in mobile voice revenue which was partially offset by growth in mobile data revenue and equipment revenue.

In Other Locations, revenue decreased by $4.4 million, or 1.6%, to $279.0 million in the six months ended September 30, 2019 from $283.4 million in the six months ended September 30, 2018. This decrease was primarily due to decreases in mobile voice and other revenues being only partially offset by growth in mobile data, Cable TV & Broadband and Business Solutions revenue. On a CER basis, revenue decreased by 1.0% in the six months ended September 30, 2019 as compared to the six months ended September 30, 2018.

Revenue by Product Line

The table below sets forth Digicel’s revenue by product line for the periods indicated. See “Business” in this offering memorandum for a further description of these product lines.

	Six Months Ended September 30,		Impact on Comparative Results for Period
	2019	2018	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Revenue by Product Line:
Mobile
Data/VAS	$432.6	$403.7	$28.9	7.2
Voice	382.3	420.6	(38.3)	(9.1)
Total Mobile	814.9	824.3	(9.4)	(1.1)
Business Solutions	121.1	120.7	0.4	0.3
Cable TV & Broadband	101.0	94.2	6.8	7.2
Other Revenue	59.4	68.6	(9.2)	(13.4)
Service Revenue	1,096.4	1,107.8	(11.4	(1.0)
Handset/Equipment Revenue	45.0	43.8	1.2	2.7
Total Revenue	$1,141.4	$1,151.6	$(10.2)	(0.9)

Mobile revenue decreased by $9.4 million, or 1.1%, to $814.9 million in the six months ended September 30, 2019 from $824.3 million in the six months ended September 30, 2018. Revenue from data increased by $28.9 million, or 7.2%, in the six months ended September 30, 2019 due to the effects of the pricing strategy for mobile services implemented over recent quarters which resulted in an improvement in the monetization of the growth in data traffic. Revenue from voice services, which includes inbound roaming revenue, decreased by $38.3 million, or 9.1%, in the six months ended September 30, 2019. The majority of this decrease was attributable to the industry-wide trend of a substitution of data for voice.

Business Solutions revenue, which is generated from services provided to Digicel’s corporate and governmental customers, increased by $0.4 million, or 0.3%, to $121.1 million in the six months ended September 30, 2019 from $120.7 million in the six months ended September 30, 2018. This increase was primarily due to Digicel’s continued focus on expanding its offering and customer base in this area which includes having dedicated sales teams for these services and a strong focus on its sales pipeline. The increase in Business Solutions revenue was across a number of markets. Digicel’s revenue from the sale of equipment to Business Solutions customers, which is often at a low or negligible margin, is included separately as part of Handset/Equipment Revenue. Digicel is focused on increasing recurring revenue in its Business Solutions segment.

Cable TV & Broadband revenue increased by $6.8 million, or 7.2%, to $101.0 million in the six months ended September 30, 2019 from $94.2 million in the six months ended September 30, 2018. This increase was primarily due to increases in revenue from Digicel’s FTTH services in Dominica, Anguilla and TCI where Digicel launched FTTH services in the aftermath of hurricanes Irma and Maria which passed through the North Eastern Caribbean region in September 2017 coupled with an increase in revenue in Digicel’s other FTTH markets.

Other revenue was from miscellaneous other sources, including low margin transit revenue, digital media and mobile advertising, subsea fiber optic cable network, Digicel’s hotel in Haiti (which is held through an unrestricted subsidiary) and other items. Other revenue decreased by $9.2 million, or 13.4%, to $59.4 million in the six months ended September 30, 2019 from $68.6 million in the six months ended September 30, 2018 primarily as a result of a decrease in low margin transit revenue coupled with the timing of revenues from the Caribbean Premier League due to the timing of matches.

Handset/Equipment revenue included (i) amounts charged to customers for the sale of handsets and accessories for a limited number of markets which do not use the services of a distributor but manage the sale of handsets to its customers directly, and, as noted above, (ii) revenue generated from the sale of equipment to the Business Solutions customers. Handset/Equipment revenue increased by $1.2 million, or 2.7%, to $45.0 million in the six months ended September 30, 2019 from $43.8 million in the six months ended September 30, 2018.

ARPU. Digicel’s mobile ARPU per month was $10.5 for the six months ended September 30, 2019, compared to $11.3 for the six months ended September 30, 2018 due to the devaluation of local currencies, the industry-wide trend of a substitution of data for voice and subscriber growth in markets which generate lower ARPU than other markets.

Direct operating and subscriber acquisition costs. Direct operating and subscriber acquisition costs decreased by $19.3 million, or 6.9%, to $261.5 million in the six months ended September 30, 2019, compared to $280.8 million in the six months ended September 30, 2018. The decrease was primarily due to decreases in Cable TV & Broadband and other cost of sales, subscriber acquisition costs, USO levies and call taxes, cost of equipment sales, data and roaming charges and interconnection costs of $9.9 million, $3.1 million, $2.5 million, $1.7 million, $1.5 million and $1.5 million, respectively. These decreases were partially offset by increases in dealer margin and card production costs of $1.1 million. The cost of equipment sales includes the cost of equipment purchased by Digicel for sale as part of its Business Solutions business and the cost of handsets purchased directly by Digicel for sale through to mobile subscribers in a limited number of markets. As a percentage of total revenue, direct costs (excluding subscriber acquisition costs) were 21.8% for the six months ended September 30, 2019 and 23.0% for the six months ended September 30, 2018.

Subscriber acquisition costs decreased by $3.1 million, or 19.5%, to $12.8 million in the six months ended September 30, 2019 as compared to $15.9 million in the six months ended September 30, 2018. Subscriber acquisition costs represented 1.6% and 1.9% of mobile revenue in the six months ended September 30, 2019 and 2018, respectively. The decrease in subscriber acquisition costs was largely due to changes made to reduce the subscriber acquisition cost per unit.

Other operating expenses. Other operating expenses are comprised of site operating costs, network operating costs and other expenses such as marketing, customer care, sales and distribution, information and technology, travel, premises and facilities costs and other expenses. Other operating expenses increased by $7.4 million, or 3.0%, to $254.7 million in the six months ended September 30, 2019 from $247.3 million in the six months ended September 30, 2018. The increase in other operating costs was primarily due to the non-recurrence of a one-off gain on the disposal of property, plant and equipment and intangible assets of $79.0 million in the six months ended September, 30 2018 primarily related to the sale and leaseback of towers in Jamaica. Excluding this one-off item other operating expenses decreased by $71.6 million or 21.9% to $254.7 million in the six months ended September 30, 2019 from $326.3 million in the six months ended September 30, 2018. The decrease was primarily as a result of reductions in restructuring charges relating to the “Digicel 2030” Transformation Program as well as decreases in foreign exchange losses, site operating costs, facilities, travel and other cost categories which were partially offset by increases in network support costs, software and IT maintenance, information and technology costs and contributions to the Digicel Foundation.

Restructuring costs related to the “Digicel 2030” Transformation Program of $27.8 million were recognized in the six months ended September 30, 2018. No equivalent charges were recognized in the six months ended September 30, 2019. Foreign exchange losses decreased by $20.2 million, or 68.7%, to $9.2 million in the six months ended September 30, 2019 from a $29.4 million loss in the six months ended September 30, 2018 primarily arising from less volatility in the Jamaican dollar and in the South Pacific. Site operating cost decreased by $19.6 million, or 27.4%, to $51.9 million in the six months ended September 30, 2019 from $71.5 million in the six months ended September 30, 2018 due to the adoption of IFRS16 which resulted in a favorable impact of $27.2 million from the change in accounting for lease payments. All other operating expense categories (excluding gains on the disposal of property, plant and equipment and intangible assets) decreased by a net $2.8 million in the six months ended September 30, 2019 to $194.8 million in the six months ended September 30, 2019 from $197.6 million in the six months ended September 30, 2018.

Staff costs. Staff costs decreased by $3.8 million, or 2.6%, to $140.9 million in the six months ended September 30, 2019 from $144.7 million in the six months ended September 30, 2018. The decrease is largely due to decreases in voluntary separation and termination charges relating to the “Digicel 2030” Transformation Program of $10.0 million and a decrease in equity compensation charges of $8.3 million. These decreases were partially offset by an increase in salaries of $11.8 million, or 11.0%, to $119.5 million in the six months ended September 30, 2019 from $107.7 million in the six months ended September 30, 2018 mainly due to a higher proportion of network engineers’ costs now being included in operations rather than being capitalized post-rollout.

Depreciation, amortization and impairment of property, plant and equipment and intangible assets. Depreciation, amortization and impairment of property, plant and equipment and intangible assets increased by $20.2 million, or 9.0%, to $243.7 million in the six months ended September 30, 2019 from $223.5 million in the six months ended September 30, 2018. The increase was due to the adoption of IFRS16 which accounts for 10% of the charge partially offset by reduced reported charges in Haiti due to currency movements.

Other Income. Other income for the six months ended September 30, 2018 was $35.5 million. There was no other income in the six months ended September 30, 2019. Other income includes insurance proceeds of $18.7 million related to Hurricanes Irma and Maria, compensation from a supplier for operating losses of $25.0 million and a gain on the disposal of Fundamental Limited (which owned an outdoor advertising business in Jamaica through its subsidiary National Outdoor Advertising Limited) of $0.6 million. This income was offset by an $8.8 million loss on the disposal of Northbrook Holdings Pte Limited (which owned 99% of Myanmar Red Dot Network Limited, a payments company in Myanmar).

Other Gains/(Losses). Other gains/(losses) for the six months ended September 30, 2019 included a gain of $0.3 million which arose as a result of a fair value gain on other investments. This compared to a loss of $1.8 million in the six months ended September 30, 2018 related to the fair value losses of investments in the period.

Operating profit. Operating profit for the six months ended September 30, 2019 was $240.9 million, compared to an operating profit of $289.0 million in the six months ended September 30, 2018, a decrease of $48.1 million. The prior period included a number of significant items that, either do not repeat or reoccur at the same level in the current period as noted previously. These include the gains on disposal of property, plant and equipment which were $77.8 million higher in the previous period (primarily arising from the sale of towers in Jamaica in September 2018), interim hurricane insurance proceeds received of $18.7 million and compensation credits received from a network vendor of $25.0 million. These credits were partially offset by transformation costs arising from the Digicel 2030 restructuring and severance program of $37.8 million, employee profit share/share option costs which were $8.0 million higher, loss on disposal of subsidiaries/investments which were $9.7 million higher and foreign exchange losses on working capital which were $20.2 million higher. The contributions to operating profit from Papua New Guinea increased by $24.1 million. The contribution to operating profit from Haiti, Jamaica, Trinidad and Tobago, the French West Indies, El Salvador, Bermuda, Guyana and the Eastern Caribbean decreased by $22.0 million, $54.3 million, $7.6 million, $10.1 million, $1.2 million, $4.4 million, $0.6 million and $4.8 million, respectively.

Finance income. Finance income relates to interest received on cash deposits. Finance income increased by $0.4 million to $1.2 million in the six months ended September 30, 2019, primarily due to higher average cash deposits during the period.

Finance costs. Finance costs include interest expense and other financing costs (such as the amortization of financing fees and foreign exchange movements on loans). Finance costs increased by $51.4 million, or 19.7%, from $261.5 million in the six months ended September 30, 2018 to $312.9 million in the six months ended September 30, 2019. The interest expense increased by $26.8 million from $235.4 million in the six months ended September 30, 2018 to $262.2 million in the six months ended September 30, 2019. Interest expense on lease liabilities of $20.8 million was recognized in the six months ended September 30, 2019 as a result of the adoption of IFRS16, with no equivalent charge was recognized in the six months ended September 30, 2018. The amortization of financing fees was unchanged at $8.2 million in both the six months ended September 30, 2018 and the six months ended September 30, 2019. The foreign exchange loss on loans increased by $1.5 million from $10.7 million in the six months ended September 30, 2018 to $12.2 million in the six months ended September 30, 2019. Other finance costs increased by $2.3 million from $7.2 million in the six months ended September 30, 2018 to $9.5 million in the six months ended September 30, 2019.

Share of losses of associate. As of September 30, 2019, Digicel had a 43.59% equity interest in DHCAL (44.97% on a fully diluted basis). The investment has been accounted for as an associated entity using the equity method. Based on Digicel’s proportional interest in DHCAL, Digicel recorded losses of $6.2 million in the six months ended September 30, 2019 and $8.9 million in the six months ended September 30, 2018.

Taxation. Taxation increased by $8.9 million, or 20.0%, to $53.3 million for the six months ended September 30, 2019 from $44.4 million for the six months ended September 30, 2018, primarily due to higher taxable profits in Papua New Guinea and Jamaica coupled with a one-off deferred tax adjustment in the prior year period in Jamaica, partially offset by lower taxable profits in Trinidad, Suriname and French West Indies and a lower tax rate in Barbados and French West Indies.

Net loss. Digicel’s net loss for the six months ended September 30, 2019 was $156.3 million, compared to a net loss of $36.0 million for the six months ended September 30, 2018.

Adjusted EBITDA. Adjusted EBITDA for the six months ended September 30, 2019 was $493.1 million, compared to $500.8 million in the six months ended September 30, 2018, a decrease of $7.7 million, or 1.5%. Papua New Guinea’s contribution to Adjusted EBITDA increased by $10.7 million, or 15.0%, primarily as a result of growth in mobile revenue and savings in operating expenses. Haiti’s contribution to Adjusted EBITDA decreased by $20.2 million, or 24.2%, as a result of underlying growth more than offset by adverse foreign exchange movements. Jamaica’s contribution to Adjusted EBITDA increased by $4.2 million, or 4.9%, primarily due to the higher revenues noted above. Trinidad and Tobago’s contribution to Adjusted EBITDA increased by $4.5 million, or 7.1%, primarily due to higher revenues and a reduction in operating expenses. French West Indies’ contribution to

Adjusted EBITDA decreased by $2.7 million, or 10.0%. The Adjusted EBITDA contributions from all other markets decreased by $4.2 million in the six months ended September 30, 2019, primarily due to a decrease in Adjusted EBITDA in Bermuda, Eastern Caribbean, Guyana and certain other markets of $8.5 million which was offset by an increase of $4.3 million in Adjusted EBITDA in El Salvador. Digicel’s Adjusted EBITDA margin was 43.2% for the six months ended September 30, 2019, compared to 43.5% in the six months ended September 30, 2018. See “Presentation of Financial and Other Information” in this offering memorandum for a discussion regarding the use of Adjusted EBITDA as a financial measures and below for a reconciliation of net (loss)/profit to Adjusted EBITDA.

See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA as a financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of net (loss)/profit to Adjusted EBITDA.

Comparison of Years Ended March 31, 2019 and 2018

The following table sets forth certain income statement items for the years indicated.

	Year Ended March 31,		Impact on Comparative Results for Period
	2019	2018	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Consolidated Income Statement Data:
Revenue	$2,302.2	$2,415.9	$(113.7)	(4.7)
Direct operating and subscriber acquisition costs	(566.9)	(619.2)	52.3	(8.4)
Other operating expenses	(567.7)	(578.9)	11.2	(1.9)
Staff Costs	(247.8)	(285.6)	37.8	(13.2)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets	(482.7)	(505.7)	23.0	(4.5)
Other operating income	54.1	27.6	26.5	96.0
Other operating losses	(12.2)	—	(12.2)	—
Operating Profit	479.0	454.1	24.9	5.5
Finance Income	1.0	0.9	0.1	11.1
Finance Costs(1)	(558.4)	(503.0)	(55.4)	11.0
Share of Loss of Associate	(21.2)	(17.3)	(3.9)	22.5
Impairment of Loan to Associate	(55.1)	(4.9)	(50.2)	1,024.5
(Loss)/Profit before Taxation	(154.7)	(70.2)	(84.5)	120.4
Taxation	(132.5)	(149.3)	16.8	(11.3)
Net (Loss)	$(287.2)	$(219.5)	$(67.7)	30.8

(1)	Includes interest expense, financing costs (including redemption premiums) and losses on foreign exchange movements on the revaluation of loans.

Subscribers. Digicel’s total mobile subscribers decreased by approximately 4.3% to 13.2 million as of March 31, 2019 from 13.8 million as of March 31, 2018. The decrease in mobile subscriber numbers was primarily a result of a decrease in mobile subscribers in Papua New Guinea of 0.5 million or 19.2% due to the de-registration of subscribers in Papua New Guinea as part of a mandatory SIM registration process that was introduced by the local regulator and a decrease of 0.1 million or 2.1% in mobile subscribers in Haiti.

Revenue. Revenue decreased by $113.7 million, or 4.7%, to $2,302.2 million in the year ended March 31, 2019 from $2,415.9 million in the year ended March 31, 2018. On a CER basis, revenue decreased by 2.4% in the year ended March 31, 2019 as compared to the year ended March 31, 2018. Further details of Digicel’s revenue by geographic segment and by product and service are outlined below.

Revenue by Geographic Segment

The table below sets forth Digicel’s revenue by geographical location for the periods indicated.

	Year Ended March 31,		Actual Change		Change on a CER Basis
	2019	2018	Amount of Variation	Percentage Change (%)	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Revenue by Geographic Market(1):
Papua New Guinea	$344.8	$333.2	$11.6	3.5	$24.0	7.2
Haiti	307.4	354.5	(47.1)	(13.3)	(13.0)	(3.7)
Jamaica	349.2	380.3	(31.1)	(8.2)	(25.2)	(6.6)
Trinidad and Tobago	254.3	262.8	(8.5)	(3.2)	(8.5)	(3.2)
French West Indies	163.4	175.8	(12.4)	(7.1)	(10.8)	(6.1)
El Salvador	85.7	85.0	0.7	0.8	0.7	0.8
Bermuda	90.9	92.4	(1.5)	(1.6)	(1.5)	(1.6)
Guyana	88.8	87.1	1.7	2.0	1.7	2.0
Eastern Caribbean(2)	66.8	63.9	2.9	4.5	2.9	4.5
Other Locations/Unallocated(3)	550.9	580.9	(30.0)	(5.2)	(28.3)	(4.9)
Total Revenue	$2,302.2	$2,415.9	$(113.7)	(4.7)	$(58.0)	(2.4)

(1)	The revenue shown above is presented before the elimination of intercompany revenues and recharges between the markets.

(2)	St. Lucia, Grenada and St. Vincent and the Grenadines.

(3)	“Other Locations” include Anguilla, Antigua and Barbuda, Aruba, Barbados, Bonaire, the British Virgin Islands, the Cayman Islands, Curaçao, Dominica, Fiji, St. Kitts and Nevis, Nauru, Samoa, Suriname, TCI, Tonga, and Vanuatu, for all periods presented. Unallocated represents revenues arising from miscellaneous other sources, including revenue from the CPL, digital media and mobile advertising, subsea fiber optic cable network, Digicel’s hotel in Haiti (which is held through an unrestricted subsidiary) and other items, and the elimination of inter-segment revenues.

In Papua New Guinea, revenue increased by $11.6 million, or 3.5%, to $344.8 million in the year ended March 31, 2019 from $333.2 million in the year ended March 31, 2018. On a CER basis, revenue increased by 7.2% or $24.0 million in the year ended March 31, 2019 as compared to the year ended March 31, 2018. The increase in reported revenue in Papua New Guinea was primarily due to increases in Mobile, Business Solutions and equipment revenue which were partially offset by declines in Cable TV & Broadband and other revenue.

In Haiti, revenue decreased by $47.1 million, or 13.3%, to $307.4 million in the year ended March 31, 2019 from $354.5 million in the year ended March 31, 2018. On a CER basis, revenue decreased by 3.7% or $13.0 million in the year ended March 31, 2019 as compared to the year ended March 31, 2018. The reported revenue in Haiti was impacted by challenging social and economic conditions with decreases in revenue from mobile voice and mobile data which were partially offset by growth in Business Solutions and other revenue.

In Jamaica, reported revenue decreased by $31.1 million, or 8.2%, to $349.2 million in the year ended March 31, 2019 from $380.3 million in the year ended March 31, 2018. On a CER basis, revenue decreased by 6.6% in the year ended March 31, 2019 as compared to the year ended March 31, 2018 as a result of the increase in revenue from Business Solutions and Cable TV & Broadband being more than offset by the decrease in revenue from international transit traffic and mobile voice and data revenue.

In Trinidad and Tobago, revenue decreased by $8.5 million, or 3.2%, to $254.3 million in the year ended March 31, 2019 from $262.8 million in the year ended March 31, 2018. On a CER basis, revenue decreased by 3.2% in the year ended March 31, 2019 as compared to the year ended March 31, 2018 as the increase in revenue from Cable TV & Broadband, mobile data and equipment which was more than offset by a decline in mobile voice and Business Solutions revenue.

In the French West Indies, revenue decreased by $12.4 million, or 7.1%, to $163.4 million in the year ended March 31, 2019 from $175.8 million in the year ended March 31, 2018. The euro depreciated against the U.S. dollar in the year ended March 31, 2019 and, on a CER basis, revenue was 6.1% lower as mobile voice and data revenue declines were only partially offset by growth in Business Solutions revenue, equipment revenue and other revenue.

In El Salvador, revenue increased by $0.7 million, or 0.8%, to $85.7 million in the year ended March 31, 2019 from $85.0 million in the year ended March 31, 2018. This increase was primarily due to increases in mobile data and Business Solutions revenue which were partially offset by declines in mobile voice, international transit and equipment revenue.

In Bermuda, revenue decreased by $1.5 million, or 1.6%, to $90.9 million in the year ended March 31, 2019 from $92.4 million in the year ended March 31, 2018. The decrease was due primarily to a decline in mobile voice and Business Solutions revenue which was only partially offset by growth in Cable TV & Broadband and equipment revenue.

In Guyana, revenue increased by $1.7 million, or 2.0%, to $88.8 million in the year ended March 31, 2019 from $87.1 million in the year ended March 31, 2018. The increase was primarily due to an increase in mobile data and Business Solutions revenue which was partially offset by a decrease in mobile voice and international transit traffic revenue.

In the Eastern Caribbean, revenue increased by $2.9 million, or 4.5%, to $66.8 million in the year ended March 31, 2019 from $63.9 million in the year ended March 31, 2018. This increase was primarily due to growth in mobile data, Business Solutions and equipment revenues which were partially offset by lower mobile voice revenue.

In Other Locations, revenue decreased by $30.0 million, or 5.2%, to $550.9 million in the year ended March 31, 2019 from $580.9 million in the year ended March 31, 2018. This decrease was primarily due to lower mobile voice and other revenues, which were partly offset by growth in Business Solutions, mobile data and Cable TV & Broadband revenue. On a CER basis, revenue decreased by 4.9% in the year ended March 31, 2019 as compared to the year ended March 31, 2018.

Revenue by Product Line

The table below sets forth Digicel’s revenue by product line for the periods indicated. See “Business” for a further description of these product lines.

	Year Ended March 31,		Impact on Comparative Results for Period
	2019	2018	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Revenue by Product Line:
Mobile
Data/VAS	$821.2	$832.1	$(10.9)	(1.3)
Voice	829.6	975.1	(145.5)	(14.9)
Total Mobile	1,650.8	1,807.2	(156.4)	(8.7)
Business Solutions	247.6	213.9	33.7	15.8
Cable TV & Broadband	190.7	176.0	14.7	8.4
Other Revenue	120.7	147.4	(26.7)	(18.1)
Service Revenue	2,209.8	2,344.5	(134.7)	(5.7)
Handset/Equipment Revenue	92.4	71.4	21.0	29.4
Total Revenue	$2,302.2	$2,415.9	$(113.7)	(4.7)

Mobile revenue decreased by $156.4 million, or 8.7%, to $1,650.8 million in the year ended March 31, 2019 from $1,807.2 million in the year ended March 31, 2018. Revenue from data decreased by $10.9 million, or 1.3%, in the year ended March 31, 2019 due to adverse foreign exchange movements. On a CER basis data revenues grew by 1.5% in the year ended March 31, 2019 as compared to the year ended March 31, 2018 in line with Digicel’s strategy to monetize the growing use of mobile data by its subscribers. Revenue from voice services, which includes inbound roaming revenue, decreased by $145.5 million, or 14.9%, in the year ended March 31, 2019. The majority of this decrease was attributable to Jamaica, Haiti, Trinidad and Tobago and the French West Indies where revenue was impacted by the industry-wide substitution of data for voice usage, which is also prevalent in Digicel’s markets.

Business Solutions revenue, which is generated from services provided to Digicel’s corporate and governmental customers, increased by $33.7 million, or 15.8%, to $247.6 million in the year ended March 31, 2018 from $213.9 million in the year ended March 31, 2018. This increase included the impact of a significant upfront payment on contracts in Papua New Guinea and El Salvador as well as Digicel’s continued focus on expanding its offering and customer base in this area which includes having dedicated sales teams for these services and a strong focus on its sales pipeline. The increase in Business Solutions revenue was across numerous markets. Digicel’s revenue from the sale of equipment to Business Solutions customers, which is often at a low or negligible margin, is included separately as part of Handset/Equipment Revenue. Digicel is focused on increasing recurring revenue in its Business Solutions segment.

Cable TV & Broadband revenue increased by $14.7 million, or 8.4%, to $190.7 million in the year ended March 31, 2019 from $176.0 million in the year ended March 31, 2018. This increase was primarily due to increases in revenue from Digicel’s FTTH services in Dominica, Anguilla and TCI where Digicel launched FTTH services in the aftermath of hurricanes Irma and Maria which passed through the North Eastern Caribbean region in September 2017 coupled with increases in revenue in Digicel’s other FTTH markets of Jamaica, Trinidad and Tobago, Barbados and Bermuda.

Other revenue was from miscellaneous other sources, including low margin transit revenue, digital media and mobile advertising, subsea fiber optic cable network, Digicel’s hotel in Haiti (which is held through an unrestricted subsidiary) and other items. Other revenue decreased by $26.7 million, or 18.1%, to $120.7 million in the year ended March 31, 2019 from $147.4 million in the year ended March 31, 2018 primarily as a result of a decrease in low margin transit revenue.

Handset/Equipment revenue included (i) amounts charged to customers for the sale of handsets and accessories for a limited number of its subsidiaries that do not use the services of a distributor but manage the sale of handsets to its customers directly, and, as noted above, (ii) revenue generated from the sale of equipment to the Business Solutions customers. Handset/Equipment revenue increased by $21.0 million, or 29.4%, to $92.4 million in the year ended March 31, 2019 from $71.4 million in the year ended March 31, 2018.

ARPU. Digicel’s mobile ARPU per month was $10.1 for the year ended March 31, 2019, compared to $11.0 for the year ended March 31, 2018. Revenue from mobile data and mobile voice services decreased in the year ended March 31, 2019, arising from the industry-wide trend of a substitution of data for voice usage. Furthermore, as noted above, Digicel’s revenue in certain markets was adversely impacted by the devaluation of local currencies against the U.S. dollar.

Direct operating and subscriber acquisition costs. Direct operating and subscriber acquisition costs decreased by $52.3 million, or 8.4%, to $566.9 million in the year ended March 31, 2019, compared to $619.2 million in the year ended March 31, 2018. The decrease was primarily due to decreases in data and roaming charges, interconnection costs, subscriber acquisition costs, dealer margin and card production costs and USO levies and call taxes of $21.6 million, $15.4 million, $10.2 million, $9.0 million and $5.4 million, respectively. These decreases were partially offset by increases in the cost of equipment sales and Cable TV & Broadband and other cost of sales of $5.8 million and $3.5 million, respectively. The cost of equipment sales includes the cost of equipment purchased by Digicel for sale as part of its Business Solutions business and the cost of handsets purchased directly by Digicel for sale through its distribution channels to mobile subscribers. As a percentage of total revenue, direct costs (excluding subscriber acquisition costs) were 23.0% for the year ended March 31, 2019 and 23.7% for the year ended March 31, 2018.

Subscriber acquisition costs decreased by $10.2 million, or 21.6%, to $37.0 million in the year ended March 31, 2019 as compared to $47.2 million in the year ended March 31, 2018. Subscriber acquisition costs represented 2.2% and 2.6% of mobile revenue in the years ended March 31, 2019 and 2018, respectively. The decrease in subscriber acquisition costs was largely due to lower handset subsidies and a targeted smartphone strategy leading to lower handset distributions.

Other operating expenses. Other operating expenses are comprised of site operating costs, network operating costs and other expenses such as marketing, customer care, sales and distribution, information and technology, travel and premises and facilities costs. Other operating expenses decreased by $11.2 million, or 1.9%, to $567.7 million in the year ended March 31, 2019 from $578.9 million in the year ended March 31, 2018. The decrease in other operating costs was primarily due to one-off gains on the disposal of property, plant and equipment and intangible assets as well as decreases in one-off restructuring charges (non-staff related) relating to the “Digicel 2030” Transformation Program, advertising and promotion and professional fees which were partially offset by increases in other cost categories.

Other operating expenses in the year ended March 31, 2019 include gains on the disposal of property, plant and equipment and intangible assets which increased by $46.5 million, or 126.4%, to $83.3 million in the year ended March 31, 2019 from $36.8 million in the year ended March 31, 2018 primarily due to the sale of 451 towers in Jamaica in September 2018. Advertising and promotion costs decreased by $14.2 million, or 19.1%, to $60.0 million in the year ended March 31, 2019 from $74.2 million in the year ended March 31, 2018 primarily due to the optimization of Digicel’s marketing production costs and sponsorship portfolio. Restructuring costs – non-staff related decreased by $10.1 million, or 17.8%, to $46.6 million in the year ended March 31, 2019 from $56.7 million in the year ended March 31, 2018.

The network operating cost increased by $38.4 million, or 14.6%, to $301.2 million in the year ended March 31, 2019 from $262.8 million in the year ended March 31, 2018 primarily due to increases in operating lease rentals (due to the sale and leaseback of towers), network support and site operating costs due to network expansion and software and IT maintenance on related network equipment. Foreign exchange losses increased by $7.5 million, or 36.9%, to $27.8 million in the year ended March 31, 2019 from $20.3 million in the year ended March 31, 2018 primarily due to local currency weakness in some of Digicel’s markets. All other operating expense categories increased by $13.7 million in the year ended March 31, 2019 to $215.4 million in the year ended March 31, 2019 from $201.7 million in the year ended March 31, 2018.

Staff costs. Staff costs decreased by $37.8 million, or 13.2%, to $247.8 million in the year ended March 31, 2019 from $285.6 million in the year ended March 31, 2018. The decrease is largely due to a $13.1 million equity compensation credit in the year ended March 31, 2019 compared to a $13.1 million charge in the year ended March 31, 2018 under IFRS 2 relating to incentive schemes. The credit relates primarily to the reversal of a liability recorded in the financial year ended March 31, 2018 related to the 2017 Long Term Incentive Plan. Excluding share based payments, staff costs decreased by $11.6 million, or 4.3%, to $260.9 million in the year ended March 31, 2019 from $272.5 million in the year ended March 31, 2018. The decrease is largely due to a decrease of $6.9 million, or 43.9% in one-off voluntary separation or termination costs relating to the “Digicel 2030” Transformation Program as well as reductions in salaries, statutory contributions, pension contributions and other staff costs.

Depreciation, amortization and impairment of property, plant and equipment and intangible assets. Depreciation, amortization and impairment of property, plant and equipment and intangible assets decreased by $23.0 million, or 4.5%, to $482.7 million in the year ended March 31, 2019 from $505.7 million in the year ended March 31, 2018. The decrease was primarily due to the reduction in the depreciation charge by $20.9 million to $374.4 million in the year ended March 31, 2019 from $395.3 million in the year ended March 31, 2018. The impairment of property, plant and equipment reduced by $29.8 million from $50.8 million in the year ended March 31, 2018 to $21.0 million in the year ended March 31, 2019. The charge in 2018 arose as a result of damage to property, plant and equipment in markets impacted by hurricanes Maria and Irma in September 2017. This reduction was largely offset by an increase in the charge for amortization of intangible assets of $21.1 million from $59.6 million in the year ended March 31, 2018 to $80.7 million in the year ended March 31, 2019. This relates to $22.9 million for the amortization of contract costs associated with the adoption of IFRS 15. In addition, there was a charge related to the impairment of intangible assets of $6.6 million in the year ended March 31, 2019 which was primarily related to goodwill, and there was no such charge in the year ended March 31, 2018.

Operating profit. Operating profit for the year ended March 31, 2019 was $479.0 million, compared to an operating profit of $454.1 million in the year ended March 31, 2018, an increase of $24.9 million. Costs associated with the voluntary separation program and restructuring activities of $55.4 million were recognized in the year ended March 31, 2019, which contributed to $17.0 million of the increase. An equity compensation credit of $13.1 million in the year ended March 31, 2019, compared to a $13.1 million charge in the year ended March 31, 2018, contributed an additional $26.2 million to the increase. Excluding these items, the contributions to operating profit from Papua New Guinea, Jamaica, and El Salvador increased by $29.1 million, $53.7 million, and $1.5 million, respectively. The contributions to operating profit from Haiti, Trinidad and Tobago, French West Indies, Bermuda, Guyana and the Eastern Caribbean decreased by $3.6 million, $9.1 million and $14.7 million, $9.3 million, $5.3 million and $6.1 million, respectively. Excluding the gain on sale of towers of $82.7 million, Jamaica’s contribution to operating profit decreased by $29.0 million.

Finance income. Finance income relates to interest received on cash deposits. Finance income increased by $0.1 million to $1.0 million in the year ended March 31, 2019, primarily due to higher average cash deposits during the period.

Finance costs. Finance costs include interest expense and other financing costs (such as the amortization of financing fees and foreign exchange movements on loans). Finance costs increased by $55.4 million, or 11.0%, in the year ended March 31, 2019 from $503.0 million in the year ended March 31, 2018 to $558.4 million. In the year ended March 31, 2019, a loss on debt modification of $55.7 million was recognized due to the accounting treatment required in respect of PIK interest arising on the exchange offers completed in January 2019, while no similar fee was expensed in the year ended March 31, 2018. The interest expense increased by $16.6 million from $455.9 million in the year ended March 31, 2018 to $472.5 million in the year ended March 31, 2019 due to increased interest rates and the drawdown of the revolving credit facility. The foreign exchange loss on loans increased by $5.0 million from a $2.0 million gain in the year ended March 31, 2019 to a $3.0 million loss in the year ended March 31, 2018. The deferred financing fees expensed on the extinguishment of debt reduced by $6.0 million from $10.4 million in the year ended March 31, 2018 to $4.4 million in the year ended March 31, 2019. No fees for the early repayment of debt were expensed in the year ended March 31, 2019 compared to an expense of $4.9 million of such fees in the year ended March 31, 2018. See “Description of Other Indebtedness—Digicel International Finance Limited Senior Facilities” for further information. The amortization of financing fees increased by $2.9 million from $17.3 million in the year ended March 31, 2018 to $20.2 million in the year ended March 31, 2019. Other finance costs decreased by $13.9 million from $16.5 million in the year ended March 31, 2018 to $2.6 million in the year ended March 31, 2019 primarily due to a reduction in the accretion on asset retirement obligation provisions and the elimination of provisions associated with the towers sale in Jamaica.

Share of losses of associate. As of March 31, 2019, Digicel had a 43.59% equity interest in DHCAL (44.97% on a fully diluted basis). The investment has been accounted for as an associated entity using the equity method. Based on Digicel’s proportional interest in DHCAL, Digicel recorded losses of $22.8 million and $17.4 million in the year ended March 31, 2019 and the year ended March 31, 2018 respectively. Profits from other associates amounting to $1.6 million in the year ended March 31, 2019 relate to an investment in Haiti with an initial investment of $1.5 million.

Taxation. Taxation decreased by $16.8 million, or 11.3%, to $132.5 million for the year ended March 31, 2019 from $149.3 million for the year ended March 31, 2018, primarily due to lower profits in the French West Indies as a result of the non-recurrence of the sale and leasback of towers in the French West Indies that occurred in the year ended March 31, 2018 as well as the non-recurrence of a tax settlement provision in Saint Vincent and the Grendaines in the year ended March 31, 2018 that did not recur in the year ended March 31, 2019. Furthermore, there was a one time reduction in Digicel’s deferred tax liability in Barbados in the year ended March 31, 2019 due to a reduction in the tax rate in Barbados. These items were partially offset by higher withholding taxes in Papua New Guinea due to higher dividends paid in the year ended March 31, 2019 when compared with the year ended March 31, 2018.

Net loss. Digicel’s net loss for the year ended March 31, 2019 was $287.2 million, compared to a net loss of $219.5 million for the year ended March 31, 2018.

Adjusted EBITDA. Adjusted EBITDA for the year ended March 31, 2019 was $960.0 million, compared to $1,007.1 million in the year ended March 31, 2018, a decrease of $47.1 million, or 4.7%. Papua New Guinea’s contribution to Adjusted EBITDA increased by $22.5 million, or 16.3%, primarily as a result of growth in mobile and Business Solutions revenues. Haiti’s contribution to Adjusted EBITDA decreased by $29.9 million, or 15.7%, a result of local adverse currency movements against the U.S. dollar and challenging economic and social conditions. Jamaica’s contribution to Adjusted EBITDA decreased by $12.3 million, or 7.4%, primarily due to the decline in revenue noted above. Trinidad and Tobago’s contribution to Adjusted EBITDA increased by $1.0 million, or 0.7%, primarily due to a reduction in a reduction in direct costs, subscriber acquisition costs and operating expenses. French West Indies’ contribution to Adjusted EBITDA decreased by $9.1 million, or 14.9%. The Adjusted EBITDA contributions from all other markets decreased by $19.3 million in the year ended March 31, 2019, primarily due to a decrease in Adjusted EBITDA in the Eastern Caribbean, Guyana and Bermuda which was partially offset by an increase in Adjusted EBITDA in El Salvador and certain other markets. Digicel’s Adjusted EBITDA margin was

41.7% for the year ended March 31, 2019, compared to 41.7% in the year ended March 31, 2018. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA as a financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of net (loss)/profit to Adjusted EBITDA.

Comparison of Years Ended March 31, 2018 and 2017

The following table sets forth certain income statement items for the years indicated.

	Year Ended March 31,		Impact on Comparative Results for Period
	2018	2017	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Consolidated Income Statement Data:
Revenue	$2,415.9	$2,505.0	$(89.1)	(3.6)
Direct operating and subscriber acquisition costs	(619.2)	(668.5)	49.3	(7.4)
Other operating expenses	(578.9)	(490.2)	(88.7)	18.1
Staff Costs	(285.6)	(323.5)	37.9	(11.7)
Depreciation, amortization and impairment of property, plant and equipment and intangible assets	(505.7)	(428.3)	(77.4)	18.1
Other operating income	27.6	9.7	17.9	184.5
Operating Profit	454.1	604.2	(150.1)	(24.8)
Finance Income	0.9	1.3	(0.4)	(30.8)
Finance Costs(1)	(503.0)	(465.3)	(37.7)	8.1
Share of Loss of Associate	(17.3)	(19.4)	2.1	(10.8)
Impairment of Loan to Associate	(4.9)	(4.2)	(0.7)	16.7
(Loss)/Profit before Taxation	(70.2)	116.6	(186.8)	(160.2)
Taxation	(149.3)	(153.5)	4.2	(2.7)
Net (Loss)	$(219.5)	$(36.9)	$(182.6)	494.9

(1)	Includes interest expense, financing costs (including redemption premiums) and losses on foreign exchange movements on the revaluation of loans.

Subscribers. Digicel’s total mobile subscribers increased by approximately 0.5% to 13.84 million as of March 31, 2018 from 13.78 million as of March 31, 2017. Net additions of subscribers for the year ended March 31, 2018 were 0.05 million, compared with 0.15 million net additions for the year ended March 31, 2017. The increase in mobile subscriber numbers was primarily a result of an increase in mobile subscribers of 0.13 million in Digicel’s Caribbean markets, which increase was partially offset by a decrease of 0.08 million in Digicel’s Pacific markets.

Revenue. Revenue decreased by $89.1 million, or 3.6%, to $2,415.9 million in the year ended March 31, 2018 from $2,505.0 million in the year ended March 31, 2017. On a CER basis, revenue decreased 3.8% in the year ended March 31, 2018 as compared to the year ended March 31, 2017. Further details of Digicel’s revenue by geographic segment and by product and service are outlined below.

Revenue by Geographic Segment

The table below sets forth Digicel’s revenue by geographical location for the periods indicated.

	Year Ended March 31,		Actual Change		Change on a CER Basis
	2018	2017	Amount of Variation	Percentage Change (%)	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Revenue by Geographic Market(1):
Papua New Guinea	$333.2	$361.2	$(28.0)	(7.8)	$(24.2)	(6.7)
Haiti	354.5	380.3	(25.8)	(6.8)	(32.7)	(8.6)
Jamaica	380.3	418.6	(38.3)	(9.1)	(36.6)	(8.7)
Trinidad and Tobago	262.8	260.8	2.0	0.8	5.8	2.2
French West Indies	175.8	172.9	2.9	1.7	(7.2)	(4.2)
El Salvador	85.0	90.1	(5.1)	(5.7)	(5.1)	(5.7)
Bermuda	92.4	92.4	—	—	—	—
Guyana	87.1	92.1	(5.0)	(5.4)	(5.0)	(5.4)
Eastern Caribbean(2)	63.9	67.0	(3.1)	(4.6)	(3.1)	(3.1)
Other Locations/Unallocated(3)	580.9	569.6	11.3	2.0	12.4	2.2
Total Revenue	$2,415.9	$2,505.0	$(89.1)	(3.6)	$(95.7)	(3.8)

(1)	The revenue shown above is presented before the elimination of intercompany revenues and recharges between the markets.

(2)	St. Lucia, Grenada and St. Vincent and the Grenadines.

(3)	“Other Locations” include Anguilla, Antigua and Barbuda, Aruba, Barbados, Bonaire, the British Virgin Islands, the Cayman Islands, Curaçao, Dominica, Fiji, St. Kitts and Nevis, Nauru, Samoa, Suriname, TCI, Tonga, and Vanuatu, for all periods presented. Unallocated represents revenues arising from miscellaneous other sources, including revenue from the CPL, digital media and mobile advertising, subsea fiber optic cable network, Digicel’s hotel in Haiti (which is held through an unrestricted subsidiary) and other items, and the elimination of inter-segment revenues.

In Papua New Guinea, revenue decreased by $28.0 million, or 7.8%, to $333.2 million in the year ended March 31, 2018 from $361.2 million in the year ended March 31, 2017. On a CER basis, revenue decreased by 6.7% or $24.2 million in the year ended March 31, 2018 as compared to the year ended March 31, 2017. The reported revenue in Papua New Guinea was impacted by challenging economic conditions with increases in revenue from mobile data, Business Solutions and Cable TV & Broadband more than offset by declines in mobile voice and equipment revenues.

In Haiti, revenue decreased by $25.8 million, or 6.8%, to $354.5 million in the year ended March 31, 2018 from $380.3 million in the year ended March 31, 2017. On a CER basis, revenue decreased by 8.6% in the year ended March 31, 2018 as compared to the year ended March 31, 2017 as the decline in mobile voice revenue more than offset the growth in mobile data revenue. The increase in mobile data revenue is consistent with Digicel’s strategy of increasing smartphone penetration and data usage in Haiti.

In Jamaica, reported revenue decreased by $38.3 million, or 9.1%, to $380.3 million in the year ended March 31, 2018 from $418.6 million in the year ended March 31, 2017. On a CER basis, revenue decreased by 8.7% in the year ended March 31, 2018 as compared to the year ended March 31, 2017 as a result of the increase in revenue from Business Solutions and Cable TV & Broadband being more than offset by the decrease in revenue from international transit traffic and mobile voice and data revenue.

In Trinidad and Tobago, revenue increased by $2.0 million, or 0.8%, to $262.8 million in the year ended March 31, 2018 from $260.8 million in the year ended March 31, 2017. On a CER basis, revenue increased by 2.2% in the year ended March 31, 2018 as compared to the year ended March 31, 2017 as the increase in revenue from Cable TV & Broadband and Business Solutions was offset by a decline in mobile voice and data revenue.

In the French West Indies, revenue increased by $2.9 million, or 1.7%, to $175.8 million in the year ended March 31, 2018 from $172.9 million in the year ended March 31, 2017. The euro appreciated against the U.S. dollar in the year ended March 31, 2018 and, on a CER basis, revenue was 4.2% lower as and mobile voice revenue declines were only partially offset by growth in Business Solutions revenue.

In El Salvador, revenue decreased by $5.1 million, or 5.7%, to $85.0 million in the year ended March 31, 2018 from $90.1 million in the year ended March 31, 2017. This decrease was primarily due to decreases in mobile voice, international transit traffic and equipment revenues which were partially offset by growth in mobile data revenue.

In Bermuda, revenue was $92.4 million in the year ended March 31, 2018 which is unchanged from the year ended March 31, 2017. Digicel launched a FTTH network in Bermuda in December 2017 and expects this launch to facilitate revenue growth in future periods.

In Guyana, revenue decreased by $5.0 million, or 5.4%, to $87.1 million in the year ended March 31, 2018 from $92.1 million in the year ended March 31, 2017. The decrease was primarily due to a decrease in international transit traffic revenue.

In the Eastern Caribbean, revenue decreased by $3.1 million, or 4.6%, to $63.9 million in the year ended March 31, 2018 from $67.0 million in the year ended March 31, 2017. This decrease was primarily due to lower mobile voice revenue which was partly offset by growth in mobile data and Business Solutions revenue.

In Other Locations, revenue increased by $11.3 million, or 2.0%, to $580.9 million in the year ended March 31, 2018 from $569.6 million in the year ended March 31, 2017. This decrease was primarily due to the impact of hurricanes Irma and Maria which passed through the North Eastern Caribbean region in September 2017 and lower mobile voice revenue, which was partly offset by growth in Business Solutions and mobile data revenue. On a CER basis, revenue increased by 2.2% in the year ended March 31, 2018 as compared to the year ended March 31, 2017.

Revenue by Product Line

The table below sets forth Digicel’s revenue by product line for the periods indicated. See “Business” for a further description of these product lines.

	Year Ended March 31,		Impact on Comparative Results for Period
	2018	2017	Amount of Variation	Percentage Change (%)
	(in millions, except percentages)
Revenue by Product Line:
Mobile
Data/VAS	$832.1	$779.9	$52.2	6.7
Voice	975.1	1,121.6	(146.5)	(13.1)
Total Mobile	1,807.2	1,901.5	(94.3)	(5.0)
Business Solutions	213.9	176.0	37.9	21.5
Cable TV & Broadband	176.0	155.1	20.9	13.5
Other Revenue	147.4	189.8	(42.4)	(22.3)
Service Revenue	2,344.5	2,422.4	(77.9)	(3.2)
Handset/Equipment Revenue	71.4	82.6	(11.2)	(13.6)
Total Revenue	$2,415.9	$2,505.0	$(89.1)	(3.6)

Mobile revenue decreased by $94.3 million, or 5.0%, to $1,807.2 million in the year ended March 31, 2018 from $1,901.5 million in the year ended March 31, 2017. Revenue from data increased by $52.2 million, or 6.7%, in the year ended March 31, 2018 in line with Digicel’s strategy to monetize the growing use of mobile data by Digicel’s subscribers. Revenue from voice services, which includes inbound roaming revenue, decreased by $146.5 million, or 13.1%, in the year ended March 31, 2018. The majority of this decrease was attributable to Papua New Guinea, Jamaica, Haiti and Trinidad and Tobago where revenue was impacted by the industry-wide substitution of data for voice usage, which is also prevalent in Digicel’s markets.

Business Solutions revenue, which is generated from services provided to Digicel’s corporate and governmental customers, increased by $37.9 million, or 21.5%, to $213.9 million in the year ended March 31, 2018 from $176.0 million in the year ended March 31, 2017. This increase was primarily due to Digicel’s continued focus on expanding its offering and customer base in this area which includes having dedicated sales teams for these services and a strong focus on its sales pipeline. The increase in Business Solutions revenue was across numerous markets.

Digicel’s revenue from the sale of equipment to Business Solutions customers, which is often at a low or negligible margin, is included separately as part of Handset/Equipment Revenue. Digicel is focused on increasing recurring revenue in its Business Solutions segment.

Cable TV & Broadband revenue increased by $20.9 million, or 13.5%, to $176.0 million in the year ended March 31, 2018 from $155.1 million in the year ended March 31, 2017. This increase was primarily due to increases in revenue from Digicel’s FTTH services in Jamaica, Trinidad and Tobago and Barbados which were partly offset by declines in revenue in markets impacted by hurricanes Irma and Maria which passed through the North Eastern Caribbean region in September 2017.

Other revenue was from miscellaneous other sources, including low margin transit revenue, digital media and mobile advertising, subsea fiber optic cable network, Digicel’s hotel in Haiti (which is held through an unrestricted subsidiary) and other items. Other revenue decreased by $42.4 million, or 22.3%, to $147.4 million in the year ended March 31, 2018 from $189.8 million in the year ended March 31, 2017 primarily as a result of a decrease in low margin transit revenue.

Handset/Equipment revenue included (i) amounts charged to customers for the sale of handsets and accessories for a limited number of its subsidiaries that do not use the services of a distributor but manage the sale of handsets to its customers directly, and, as noted above, (ii) revenue generated from the sale of equipment to the Business Solutions customers. Handset/Equipment revenue decreased by $11.2 million, or 13.6%, to $71.4 million in the year ended March 31, 2018 from $82.6 million in the year ended March 31, 2017.

ARPU. Digicel’s mobile ARPU per month was $11.0 for the year ended March 31, 2018, compared to $11.5 for the year ended March 31, 2017. While revenue from mobile data services increased in the year ended March 31, 2018, the increase did not fully offset the decline in mobile voice revenue arising from the industry-wide trend of a substitution of data for voice usage. Furthermore, as noted above, Digicel’s revenue in certain markets was adversely impacted by the devaluation of local currencies against the U.S. dollar.

Direct operating and subscriber acquisition costs. Direct operating and subscriber acquisition costs decreased by $49.3 million, or 7.4%, to $619.2 million in the year ended March 31, 2018, compared to $668.5 million in the year ended March 31, 2017. The decrease was primarily due to decreases in subscriber acquisition costs, interconnection costs, dealer margin and card production costs and USO levies and call taxes of $31.3 million, $23.2 million, $14.5 million and $13.4 million, respectively. These decreases were partially offset by increases in Cable TV & Broadband and other cost of sales, data and roaming charges and the cost of equipment sales of $17.7 million, $12.0 million and $3.4 million, respectively. The cost of equipment sales includes the cost of equipment purchased by Digicel for sale as part of its Business Solutions business and the cost of handsets purchased directly by Digicel for sale through its distribution channels to mobile subscribers. As a percentage of total revenue, direct costs (excluding subscriber acquisition costs) were 23.7% for the year ended March 31, 2018 and 23.6% for the year ended March 31, 2017.

Subscriber acquisition costs decreased by $31.3 million, or 13.5%, to $47.2 million in the year ended March 31, 2018 as compared to $78.5 million in the year ended March 31, 2017. Subscriber acquisition costs represented 2.6% and 4.1% of mobile revenue in the years ended March 31, 2018 and 2017, respectively. The decrease in subscriber acquisition costs was largely due to lower handset subsidies and a targeted smartphone strategy leading to lower handset distributions.

Other operating expenses. Other operating expenses are comprised of network operating costs (consisting of site operating costs, operating lease rentals, network support and software and IT costs) and expenses such as advertising and promotion, professional fees, travel, facilities costs and other expenses. Other operating expenses increased by $88.7 million, or 18.1%, to $578.9 million in the year ended March 31, 2018 from $490.2 million in the year ended March 31, 2017. The increase in other operating costs was primarily due to increases in one-off restructuring charges (non-staff related) relating to the “Digicel 2030” Transformation Program, network operating costs, foreign exchange losses and professional fees which were only partially offset by decreases in other cost categories.

Other operating expenses in the year ended March 31, 2018 include one-off restructuring costs relating to the “Digicel 2030” Transformation Program and these costs increased by $36.5 million, or 180.7%, to $56.7 million in the year ended March 31, 2018 from $20.2 million in the year ended March 31, 2017. The network operating cost increased by $22.0 million, or 9.1%, to $262.8 million in the year ended March 31, 2018 from $240.8 million in the year ended March 31, 2017 primarily due to increases in operating lease rentals (due to the sale and leaseback of towers) and site operating costs (due to the network expansion and fuel costs in Haiti). Professional fees increased by $10.3 million, or 38.0%, to $37.4 million in the year ended March 31, 2018 from $27.1 million in the year ended March 31, 2017 primarily due to increases in company secretarial, legal, audit and acquisition related expenses. Foreign exchange losses increased by $13.2 million, or 185.9%, to $20.3 million in the year ended March 31, 2018 from $7.1 million in the year ended March 31, 2017 primarily due to unrealized revaluation gains on U.S. dollar asset balances in Suriname decreasing from $8.6 million in the year ended March 31, 2017 to $1.4 million in the year ended March 31, 2018. All other operating expense categories increased by $6.7 million in the year ended March 31, 2018 to $201.7 million in the year ended March 31, 2018 from $195.0 million in the year ended March 31, 2017.

Staff costs. Staff costs decreased by $37.9 million, or 11.7%, to $285.6 million in the year ended March 31, 2018 from $323.5 million in the year ended March 31, 2017. The decrease is largely due to a decrease in salaries of $47.4 million, or 18.1%, to $214.5 million in the year ended March 31, 2018 from $261.9 million in the year ended March 31, 2017 primarily due to lower salary costs driven by changes to Digicel’s organization structure as a result of the “Digicel 2030” Transformation Program. In the year ended March 31, 2018, there was also a $15.4 million decrease in one-off voluntary separation or termination costs relating to the “Digicel 2030” Transformation Program and a $13.1 million equity compensation charges compared to a $12.9 million credit in the year ended March 31, 2017 under IFRS 2 relating to incentive schemes.

Depreciation, amortization and impairment of property, plant and equipment and intangible assets. Depreciation, amortization and impairment of property, plant and equipment and intangible assets increased by $77.4 million, or 18.1%, to $505.7 million in the year ended March 31, 2018 from $428.3 million in the year ended March 31, 2017. The increase was primarily due to the recognition of an impairment charge of $50.8 million in the year ended March 31, 2018 as a result of damage to property, plant and equipment in markets impacted by hurricanes Maria and Irma in September 2017. The balance of the increase is primarily due to Digicel’s increased investment in mobile and FTTH infrastructure.

Operating profit. Operating profit for the year ended March 31, 2018 was $454.1 million, compared to an operating profit of $604.2 million in the year ended March 31, 2017, a decrease of $150.1 million. Costs associated with the voluntary separation program and restructuring activities of $72.3 million were recognized in the year ended March 31, 2018, which contributed to $21.1 million of the decrease. Equity compensation charges of $13.1 million in the year ended March 31, 2018, compared to a $12.9 million credit in the year ended March 31, 2017, contributed an additional $26.0 million to the decrease. Excluding these items, the contributions to operating profit from Jamaica, the French West Indies, Bermuda, Guyana and the Eastern Caribbean increased by $6.0 million, $20.1 million, $2.1 million, $6.1 million and $6.6 million, respectively. The contributions to operating profit from Papua New Guinea, Trinidad and Tobago and El Salvador decreased by $14.3 million, $21.5 million and $6.0 million, respectively. Excluding the gain on sale of towers of $36.5 million, the French West Indies’ contribution to operating profit decreased by $16.0 million.

Finance income. Finance income relates to interest received on cash deposits. Finance income decreased by $0.4 million to $0.9 million in the year ended March 31, 2018, primarily due to lower average cash deposits during the period.

Finance costs. Finance costs include interest expense and other financing costs (such as the amortization of financing fees and foreign exchange movements on loans). Finance costs increased by $37.7 million, or 8.1%, in the year ended March 31, 2018 from $465.3 million in the year ended March 31, 2017 to $503.0 million in the year ended March 31, 2018. In the year ended March 31, 2018, deferred financing fees of $10.4 million were expensed on the redemption of debt and a further $4.9 million of fees were expensed relating to the early repayment of debt while no such fees were expensed in the year ended March 31, 2017. See “Description of Other Indebtedness—Digicel International Finance Limited Senior Facilities” for further information. The interest expense increased by $10.6 million from $445.3 million in the year ended March 31, 2017 to $455.9 million in the year ended March 31, 2018. Financing costs for the year ended March 31, 2017 also included a fair value credit in respect of vested stock options of $7.6 million. The amortization of financing fees decreased by $2.1 million from $19.4 million in the year ended March 31, 2017 to $17.3 million in the year ended March 31, 2018. The foreign exchange gain on loans increased by $1.6 million from $0.4 million in the year ended March 31, 2017 to $2.0 million in the year ended March 31, 2017. Other finance costs increased by $7.9 million from $8.6 million in the year ended March 31, 2017 to $16.5 million in the year ended March 31, 2018 primarily due to an increase in the unwinding of discounts on asset retirement obligation provisions.

Share of losses of associate. As of March 31, 2018, Digicel had a 43.59% equity interest in DHCAL (44.97% on a fully diluted basis). The investment has been accounted for as an associated entity using the equity method. Based on Digicel’s proportional interest in DHCAL, Digicel recorded losses of $17.4 million in both the year ended March 31, 2018 and the year ended March 31, 2017. Profits from other associates amounting to $0.1 million in the year ended March 31, 2018 relate to an investment in Haiti with an initial investment of $1.5 million.

Taxation. Taxation decreased by $4.2 million, or 2.7%, to $149.3 million for the year ended March 31, 2018 from $153.5 million for the year ended March 31, 2017, primarily due to increased profits in Jamaica, French West Indies, Barbados and Guyana which was more than offset by a reduction in tax payable in Papua New Guinea resulting from an increase in the deferred tax liability in the prior year period.

Net loss. Digicel’s net loss for the year ended March 31, 2018 was $219.5 million, compared to a net loss of $36.9 million for the year ended March 31, 2017.

Adjusted EBITDA. Adjusted EBITDA for the year ended March 31, 2018 was $1,007.1 million, compared to $1,031.8 million in the year ended March 31, 2017, a decrease of $24.7 million, or 2.4%. Papua New Guinea’s contribution to Adjusted EBITDA decreased by $21.3 million, or 13.4%, primarily as a result of local adverse currency movements against the U.S. dollar and challenging economic conditions. Haiti’s contribution to Adjusted EBITDA decreased by $12.3 million, or 6.1%, as a result of the decline in revenue noted above. Jamaica’s contribution to Adjusted EBITDA increased by $8.7 million, or 5.5%, primarily due to a reduction in direct costs, subscriber acquisition costs and operating expenses. Trinidad and Tobago’s contribution to Adjusted EBITDA decreased by $5.9 million, or 4.2%, primarily due to a reduction in mobile revenue which was not fully offset by the contribution from the FTTH business launched in December 2015. French West Indies’ contribution to Adjusted EBITDA decreased by $9.1 million, or 12.9%. The Adjusted EBITDA contributions from all other markets increased by $15.2 million in the year ended March 31, 2018, primarily due to an increase in EBITDA in the Eastern Caribbean, Guyana, Bermuda, El Salvador and certain other markets. Digicel’s Adjusted EBITDA margin was 41.7% for the year ended March 31, 2018, compared to 41.2% in the year ended March 31, 2017. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA as a financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of net (loss)/profit to Adjusted EBITDA.

Liquidity and Capital Resources

The following discussion presents Digicel’s liquidity and capital resources on a consolidated basis, including Digicel’s subsidiaries. DGL2, DGL1 and DGL0.5 are holding companies and have no direct material operations and their material liabilities are their respective outstanding senior notes.

Digicel’s principal sources of liquidity are expected to be its cash balances, cash flows of its operating subsidiaries, proceeds from asset disposals and any other potential debt issuances. Digicel’s principal liquidity needs are for debt service on its senior notes, dividends, purchases of property, plant and equipment and intangibles, acquisitions and potential investments (including investments in DHCAL). DGL0.5’s principal sources of liquidity are expected to be its cash balances, cash flows of its operating subsidiaries, proceeds from asset disposals and any other potential debt issuances. The principal liquidity needs of Digicel Group 0.5 Limited will be for debt service on the New Notes and dividends to be paid to the Existing Notes Issuers for their debt service needs. The DIFL Facility and DIFL’s and DL’s senior notes are obligations of DL and its subsidiaries and impose limitations on their ability to make distributions to Digicel Group Two Limited, Digicel Group One Limited and Digicel Group 0.5 Limited. The New Notes will be obligations of Digicel Group 0.5 Limited, and impose limitations on its abilities to make distributions to Digicel Group One Limited and Digicel Group Two Limited. See “Description of Other Indebtedness.” If DL, DIFL and DPL cannot make distributions to Digicel Group Two Limited, Digicel Group One Limited and Digicel Group 0.5 Limited, as applicable, Digicel Group Two Limited, Digicel Group One Limited and Digicel Group 0.5 Limited, as applicable, would not be able to satisfy those needs, because they have no other source of cash other than these distributions. Such entity would then be required to secure alternate financing, which may not be available on acceptable terms, or at all.

Digicel’s liquidity will be impacted by currency fluctuations, particularly as the majority of Digicel’s revenue is not generated in U.S. dollars whereas the majority of Digicel’s debt is denominated in U.S. dollars. A significant decrease in the value of a local currency relative to the U.S. dollar could have a material adverse effect on Digicel’s results of operations and financial condition. Digicel’s revenue is predominantly denominated in local currencies, including the Jamaican dollar, the Haitian gourde, the Papua New Guinean kina, the Trinidad and Tobago dollar and other local currencies. However, the majority of Digicel’s long-term debt liabilities are denominated in U.S. dollars. The value of the Barbadian dollar, the Eastern Caribbean dollar, the Aruban florin, the Netherlands Antilles guilder (Curaçao), the Cayman dollar and the Bermudian dollar are currently fixed to the U.S. dollar, although Digicel can provide no assurances that this will continue. The Jamaican dollar, the Haitian gourde, the Papua New Guinean kina, the euro, the Suriname dollar, the Guyanese dollar, the Trinidad and Tobago dollar, the Samoan Tala, the Tongan pa’anga, the Vanuatu vatu, the Fijian dollar and the Australian dollar (in Nauru) fluctuate freely against the U.S. dollar. Since launching operations in 2001, Digicel has experienced significant devaluations of certain local currencies against the U.S. dollar, including the Jamaican Dollar, Haitian gourde, Papua New Guinea Kina and Euro. For example, for the year ended March 31, 2018, the average exchange rate for the Jamaican dollar and the Papua New Guinea kina into the U.S. dollar depreciated in value by 0.3% and 1.1%, respectively, as compared to the average exchange rate for the year ended March 31, 2017. For the year ended March 31, 2019, the average exchange rate for the Jamaican dollar and the Papua New Guinea kina into the U.S. dollar depreciated in value by 1.8% and 3.8%, respectively, as compared to the average exchange rate for the year ended March 31, 2018. For the six months ended September 30, 2019, the average exchange rate for the Papua New Guinea kina and the Haitian gourde into the U.S. dollar depreciated in value by 3.2% and 35.1%, respectively, as compared to the average exchange rate for the six months ended September 30, 2018. For the year ended March 31, 2019, approximately 13.9% of Digicel’s revenue was denominated in the Jamaican dollar, 6.1% of Digicel’s revenue was denominated in the euro, approximately 10.2% of Digicel’s revenue was denominated in Haitian gourde and approximately 14.2% of Digicel’s revenue was denominated in Papua New Guinean kina. For the six months ended September 30, 2019, approximately 13.7% of Digicel’s revenue was denominated in the Jamaican dollar, 7.2% of Digicel’s revenue was denominated in the euro, approximately 11.3% of Digicel’s revenue was denominated in Haitian gourde and approximately 14.2% of Digicel’s revenue was denominated in Papua New Guinean kina. As of September 30, 2019, the percentage of Digicel’s total debt that was denominated in euro was approximately 0.1% and the balance was denominated in U.S. dollars. Accordingly, the majority of Digicel’s revenues is denominated is non-U.S. dollars or currencies which are not pegged to the U.S. dollar, whereas almost all of Digicel’s debt is denominated in U.S. dollars. While these adverse movements impact its business, Digicel has been able to partly mitigate the impact of these devaluations to date through commercial strategies to improve revenues and to reduce costs.

As described further below, Digicel’s subsidiaries generate cash flow from their operating activities and Digicel had $183.4 million in cash and cash equivalents as of September 30, 2019. Digicel believes that its cash balances, future cash flow from operating activities and proceeds from assets disposals will provide sufficient liquidity to fund its purchases of property, plant and equipment and intangibles and debt service obligations for at least the next 12 months. Digicel does not have any senior notes falling due prior to September 30, 2020 or any material principal repayments due under its senior credit facilities prior to June 30, 2019. However, in the event that Digicel undertakes a material acquisition or material additional investment in its networks, Digicel may require further funding in the form of either debt or equity.

Cash Balances. As of September 30, 2019, Digicel had total cash and cash equivalents of $183.4 million (excluding restricted cash of $23.8 million) of which approximately 57% is denominated in U.S. dollars or euro. Digicel actively reviews the cash balances across its operating subsidiaries to ensure that they maintain sufficient liquidity to fund their day-to-day requirements. On a regular basis, those subsidiaries convert cash held in local currency to U.S. dollar or euro to meet payment commitments in those currencies with any surplus cash repatriated to Digicel’s holding companies in a tax efficient manner. Many of Digicel’s operating entities operate in jurisdictions which benefit from reciprocal tax treaties with jurisdictions in which other Digicel companies reside. Accordingly, Digicel can move cash between subsidiaries in those jurisdictions without any withholding taxes or deductions. There are a limited number of markets where withholding taxes do apply on cash repatriation and Digicel complies with its obligations in these jurisdictions.

Cash flows from operating subsidiaries. After completion of the Tender Offers, the principal assets of Digicel Group Two Limited, Digicel Group One Limited and Digicel Group 0.5 Limited will be their direct or indirect (as applicable) ownership of DL, which owns Digicel’s Caribbean operations, and Digicel Pacific Limited (“DPL”), which owns Digicel’s South Pacific operations. While many of its subsidiaries are not wholly owned, they do not rely on capital contributions by other shareholders in those subsidiaries as a material source of capital. DL and DPL have historically financed new acquisitions and significant launches with a mix of non-recourse project finance debt and equity contributions that are funded with a mix of cash from operations and borrowings. As a holding company, DGL3’s principal source of liquidity is distributions from DL and DPL. The DIFL Facility and DIFL and DL’s senior notes are obligations of DL and its subsidiaries and impose limitations on their ability to make distributions to Digicel. DL’s senior notes generally limit dividends and other restricted payments to an amount equal to the amount by which cumulative Adjusted EBITDA (as defined in DL’s indentures) exceeds 1.75 times its cumulative interest expense, under which DL has substantial capacity, and these amounts can only be paid if DL’s leverage ratio is less than 4 to 1. The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, among other things, permit distributions to fund debt service on the notes issued by DGL3 and DL so long as no default or potential default has occurred. The DIFL Facility and DIFL Indenture generally limit dividends and other restricted payments but this is subject to various carve outs which, among other things, allow (i) distributions to fund debt service on the notes issued by DL and DGL3 if, on a pro forma basis, no default or potential event of default has occurred, (ii) an unlimited amount of restricted payments provided that DIFL’s total leverage ratio is less than 4 to 1 on a pro forma basis and no default or potential event of default has occurred, and (iii) provided no event of default has occurred and to the extent not used to make investments, other restricted payments up to an amount by which cumulative Adjusted EBITDA (as defined in the DIFL Credit Agreement) exceeds 1.75 times its cumulative interest expense for the period from January 1, 2017 to the most recently completed fiscal quarter for which financial statements of DIFL have been delivered pursuant to the DIFL Facility. See “—Debt Profile” for additional information relating to DIFL’s compliance with its financial covenants. The terms of the DPL financings also impose limitations on the payment of dividends by such entities to DGL3. In Papua New Guinea, DPL’s largest market, the loan facility permits dividends to be paid to DGL3 provided it remains in compliance with its covenants and no default or potential event of default exists thereunder. See “—Debt Profile” for information on DPL’s compliance with its covenants. If DL, DIFL and DPL cannot make distributions to DGL3, DGL3 would not be able to satisfy its liquidity needs, because DGL3 has no other source of cash other than these distributions. DGL3 would then be required to secure alternate financing, which may not be available on acceptable terms, or at all. Digicel believes that the operations of its subsidiaries will and are able to distribute sufficient cash to Digicel to meet its cash needs for the next 12 months.

For the year ended March 31, 2019, approximately 32.7% of Digicel’s revenue was in U.S. dollars or in currencies pegged to the U.S. dollar or currencies with managed exchange rates against the U.S. dollar while 67.2% was not in any of those currencies, including approximately 7.2% of revenue denominated in euro. For the six months ended September 30, 2019, approximately 33.9% of Digicel’s revenue was in U.S. dollars or in currencies pegged to the U.S. dollar or currencies with managed exchange rates against the U.S. dollar while 66.1% was not in any of those currencies, including approximately 6.1% of revenue denominated in euro. As of September 30, 2019, the percentage of Digicel’s total debt that was denominated in euro was approximately 0.1% and the balance was denominated in U.S. dollars. Accordingly, the majority of Digicel’s revenues is denominated in non-U.S. dollars or currencies which are not pegged to the U.S. dollar, whereas almost all of Digicel’s debt is denominated in U.S. dollars. To some extent, the broad mix of currencies in which Digicel conducts its businesses and the geographic spread of Digicel’s operations provide Digicel with some measure of protection against specific exchange rate movements and reduce the overall sensitivity of Digicel’s results to specific exchange rate fluctuations. On a regular basis, those subsidiaries convert cash held in local currency to U.S. dollar or euro to meet payment commitments in those currencies with any surplus cash repatriated to Digicel’s holding companies in a tax efficient manner. Cash taxes are paid by Digicel in the local currency of each jurisdiction where taxes are levied. Therefore, there is no requirement to convert non-U.S. dollar revenue to U.S. dollars in order to pay Digicel’s cash taxes. Since launching operations in 2001, Digicel has managed its exposure to currency fluctuations against the U.S. dollar and its business has experienced the devaluation of certain local currencies against the U.S. dollar, including the Jamaican dollar, Haitian gourde and Papua New Guinea kina. In these instances, Digicel has been able to partly mitigate the impact of these devaluations through commercial strategies throughout its operations to improve revenues, including driving usage through promotions and introducing new products and services, and to reduce costs.

Debt Profile. As of September 30, 2019, Digicel had total indebtedness of approximately $7.4 billion, which includes $63 million in aggregate principal amount of DGL3’s 8.25% Senior Notes due 2020, $21 million in aggregate principal amount of DGL3’s 7.125% Senior Notes due 2022, $937 million in aggregate principal amount of the Existing DGL2 2022 Notes, $984 million in aggregate principal amount of the Existing DGL2 2024 Notes, $1.0 billion in aggregate principal amount of DGL1’s Senior Notes due 2022, $1.3 billion in aggregate principal amount of DL’s 6.0% Senior Notes due 2021 and $925 million in aggregate principal amount of DL’s 6.750% Senior Notes due 2023, the DIFL Facility, the DPL facilities and debt-line lease obligations of $375 million. For further details on Digicel’s indebtedness please see “Description of Other Indebtedness.” As of September 30, 2019, DGL3 has $193.0 million par value of preferred shares that bear a dividend rate of 9.5%.

Digicel does not have any senior notes maturing prior to September 30, 2020 and the maturity dates on all the senior notes issued by Digicel have maturity dates between September 30, 2020 and March 1, 2023. The following is a summary of Digicel’s recent material financing activities.

·	On April 2, 2014, DGL3 issued $1.0 billion in aggregate principal amount of Digicel’s 7.125% Senior Notes due 2022. The proceeds of this issuance were used for (i) the repurchase of all of DGL3’s $775 million in aggregate principal amount of 10.50% Senior Notes due 2018 and to pay tender premiums and accrued interest and (ii) general corporate purposes, including capital expenditures, investment, acquisitions or debt repayment.

·	On July 11, 2014, DIFL extended the amortization schedule for approximately $708.1 million of term debt outstanding as of July 11, 2014 and obtained new commitments for $101.3 million (DIFL drew $101.3 million as of March 31, 2016). The new facilities have an amortization schedule of three semi-annual installments of 25%, 25% and 50%, respectively, beginning on March 31, 2018 and ending on March 31, 2019.

·	On March 3, 2015, DL issued $925 million in aggregate principal amount of 6.750% Senior Notes due 2023. The proceeds of this issuance were used for (i) the repurchase or redemption of all of DL’s $800 million in aggregate principal amount of 8.250% Senior Notes due 2017 issued in November 2009, and to pay tender premiums and accrued interest and (ii) general corporate purposes.

·	On May 29, 2015, DIFL obtained an additional term loan commitment in an aggregate principal amount of $40 million. DIFL drew down $40 million on May 29, 2015. The term loan issued under this commitment has the same amortization schedule as the other DIFL term loans, which is three semi-annual installments of 25%, 25% and 50%, respectively, beginning on March 31, 2018 and ending on March 31, 2019. The proceeds of these term loans were used in part to finance the acquisition of BTC.

·	On May 25, 2017, DIFL entered into approximately $1.4 billion of new senior secured term loan facilities. The use of proceeds included the prepayment in full of the senior secured DIFL facilities outstanding at that time. See “Description of Other Indebtedness” for further details.

·	On May 23, 2017 and May 30, 2017, DL redeemed in full its 7.00% Senior Notes due 2020 and this redemption was funded from the proceeds of DIFL’s new facilities described above.

·	On January 29, 2018, DIFL entered into an amendment to its senior secured term loan facilities to increase the principal amount of the Term B loans thereunder by $100.0 million and to reduce the interest rate margin on all of the Term B loans by 0.50%. The proceeds of the new Term B loans were used to repay loans outstanding under DIFL’s senior secured revolving credit facility at that time. During March 2018, DIFL drew down $46.0 million of its revolving credit facility, and during April 2018, DIFL subsequently drew down the remaining $54.0 million of its revolving credit facility.

·	On January 14, 2019, DGL3, along with DGL1 and DGL2, completed three exchange offers in which $1,937.1 million aggregate principal amount of DGL3’s outstanding 8.250% Senior Notes due 2020 were exchanged for $1,000.0 million aggregate principal amount of the Existing DGL1 Notes and $937.1 million aggregate principal amount of the Existing DGL2 2022 Notes and $979.0 million aggregate principal amount of DGL3’s outstanding 7.125% Senior Notes due 2022 were exchanged for the Existing DGL2 2024 Notes. DGL3 also solicited and obtained consents from holders of its outstanding 8.250% Senior Notes due 2020 and its outstanding 7.125% Senior Notes due 2022 to adopt certain amendments to the indentures under which such notes were issued, which amendments eliminated substantially all of the respective covenants and events of default contained in such indentures.

·	On March 15, 2019, DIFL issued $600 million in aggregate principal amount of 8.750% Senior Secured Notes due 2024. The proceeds of this issuance were used for (i) the repayment of $302.0 million of DIFL’s Term Loan A Facility, (ii) the repayment of $100.0 million of the Revolving DIFL Facility and (iii) general corporate purposes.

Digicel’s ability to incur additional indebtedness is limited by certain covenants under its existing financing arrangements. While there are no financial maintenance covenants under DGL3, DGL2, DGL1 and DL’s senior notes (of which an aggregate principal amount of $5.2 billion was outstanding on September 30, 2019), there are debt incurrence covenants, which limit the ability of DGL2, DGL1 and DL to incur additional debt if, on a pro forma basis, their total debt to EBITDA ratios (based on the annualized EBITDA for the two most recent fiscal quarters) would exceed 6.0x, 4.5x and 4.0x, respectively, although the limits are subject to significant exceptions. As of September 30, 2019, DGL3, DGL2, DGL1 and DL’s total debt to EBITDA ratios were 7.1x, 7.0x, 5.0x and 4.8x, respectively. Digicel’s senior secured term loan facilities (of which the DIFL Facility, the DIFL Secured Notes and the loan facility in Papua New Guinea are the most material) contain certain financial maintenance covenants. Digicel is in compliance with, and expects to remain in compliance with, those financial covenants. Digicel’s DIFL Facility has quarterly financial maintenance covenants consisting of a maximum total debt to EBITDA ratio of 5.0x (based on the EBITDA for the last 12 months) and a maximum total senior secured debt to EBITDA ratio of 3.0x (based on the EBITDA for the last 12 months). The financial maintenance covenants only apply if the Revolving DIFL Facility is drawn. As of September 30, 2019, the Revolving DIFL Facility was undrawn so the financial maintenance covenants did not apply. As of September 30, 2019, DIFL’s actual ratios were a total debt to EBITDA ratio of 4.99x and a senior secured debt to EBITDA ratio of 2.12x. In Papua New Guinea, DPL’s largest market, the loan facility has quarterly financial maintenance covenants such as a maximum total debt to EBITDA ratio of 2.0x and a minimum EBITDA to interest ratio of 4.0x. As of September 30, 2019, Digicel (PNG) Ltd.’s actual ratios were a total debt to EBITDA ratio of 0.58x and an EBITDA to interest ratio of 22.03x.

Dividends. For the six months ended September 30, 2019 and the years ended March 31, 2019, 2018 and 2017, DGL3 did not make any dividend payments. Furthermore, DGL3’s current intention for fiscal year 2020, subject to the discretion of the Board of Directors and considerations discussed herein, is not to pay dividends. In future years, DGL3 intends to evaluate making distributions to shareholders based on its operating free cash flow available to equity holders to the extent that doing so is consistent with its growth objectives, further development of its networks and value enhancing acquisitions.

Purchases of property, plant and equipment and intangibles. Digicel’s purchases of property, plant and equipment and intangibles on a cash basis have been as follows during the periods indicated (1):

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
Papua New Guinea	$11.4	$23.8	$46.4	$51.3	$23.6
Haiti	20.5	20.9	26.2	51.4	45.5
Jamaica	24.6	16.2	35.0	98.2	120.2
Trinidad and Tobago	16.5	33.0	43.6	65.6	88.2
French West Indies	10.1	13.0	48.8	28.7	13.0
El Salvador	5.5	5.1	12.3	11.8	18.3
Bermuda	3.6	10.1	26.1	52.5	12.8
Guyana	1.2	1.4	3.9	2.8	9.3
Eastern Caribbean(2)	11.6	9.9	11.4	12.2	8.3
Other Locations(3)	81.7	31.9	128.5	120.3	90.1
Total	$186.7	$165.3	$382.2	$494.8	$429.3

(1)	Includes the acquisition of software licenses and other intangible assets and excludes the acquisition cost of entities acquired or other investments in business made by Digicel.

(2)	St. Lucia, Grenada and St. Vincent and the Grenadines.

(3)	“Other Locations” include Anguilla, Antigua and Barbuda, Aruba, Barbados, Bonaire, the British Virgin Islands, the Cayman Islands, Curaçao, Dominica, Fiji, St. Kitts and Nevis, Nauru, Samoa, Suriname, TCI, Tonga, and Vanuatu, for all periods presented.

Digicel’s cumulative capital expenditure in the three years ended March 31, 2019 was $1.3 billion, representing 18.1% of revenue over that period. Digicel’s capital expenditure reflects its significant investment in upgrading and developing its networks and infrastructure to develop a leading communications and entertainment platform in each of the markets it serves. In the six months ended September 30, 2019, Digicel’s capital expenditure was $186.7 million. As of September 30, 2019, Digicel’s mobile network had a population coverage of over 90% in 29 of the 31 markets in which it provides mobile services and it uses 4G technology in all of its markets, as well as LTE in 28 markets. Digicel selectively deploys its capital in areas that it believes represent attractive opportunities to generate strong returns on investment over time and further increase its cash flow from operating activities.

In the year ended March 31, 2019, Digicel’s capital expenditure of $382.2 million included approximately $181.1 million in the rollout and expansion of its mobile networks, approximately $20.6 million relating to its rollout of FTTB networks and approximately $91.9 million in relation to the rollout of its FTTH networks and upgrading the networks of a number of businesses acquired. In addition, purchases of property, plant and equipment and intangibles in the year ended March 31, 2019 included $88.3 million relating to maintenance capital expenditure. In the six months ended September 30, 2019, Digicel’s capital expenditure of $186.7 million included approximately $94.9 million in the rollout and expansion of its mobile networks.

Acquisitions. As a part of Digicel’s business strategy, it will continue to look for acquisition opportunities in existing and new markets. Digicel cannot guarantee that any acquisitions will be consummated. If Digicel does consummate a sizeable acquisition or launches operations in a new market, it could be material to Digicel’s business and require additional borrowings or equity issuances. There can be no assurance that additional financing will be available when required or, if available, that it will be on terms satisfactory to Digicel.

Investments in DHCAL. Mr. O’Brien founded DHCAL to launch mobile operations in certain countries in Central America. Its primary activities related to its shareholdings in Digicel Honduras S.A. de CV (“Digicel Honduras”) and Digicel Panama S.A. (“Digicel Panama”).

Digicel Honduras launched its wireless service on November 19, 2008 and Digicel Panama launched its service on December 3, 2008. Digicel Honduras was the fourth entrant into the Honduran market and Digicel Panama was the third entrant into the Panamanian market. Following the start of operations in these markets, in December 2008, Digicel provided debt funding to DHCAL through a credit agreement with its affiliate, Digicel (Central America) Group limited (“DCAGL”). In order to increase Digicel’s exposure to Central American markets, in April 1, 2009, DL acquired an equity interest of 38.1% of DHCAL and increased this equity interest to 41.1% through the purchase of additional shares. Mr. O’Brien retained control of DHCAL through his majority holding of the equity interests. Digicel accounts for its investment in DHCAL as an associate in accordance with IFRS, as issued by the IASB.

In November 2011, DHCAL completed the sale of its Honduras operations to America Movil and DHCAL currently does not have any other operations other than its business in Panama. The proceeds received from the sale of the Honduras business were used to repay its project finance debt facilities and certain loans between DHCAL and DGL3. The remaining activities of DHCAL relate solely to its interest in Digicel Panama, in which it currently holds 100% of the issued share capital after acquiring the remaining 30% from the local shareholder on January 7, 2016.

In February 2014, Digicel Panama received lender consent to remove its quarterly financial covenants in its financing arrangements, as a result of amendments to its business plan, in exchange for DGL3 providing a guarantee of Digicel Panama’s debt service obligations. DGL3 advanced additional loans of $113.5 million to DHCAL in the year ended March 31, 2016, which enabled DHCAL to ensure that all debt service obligations in relation to the Panama Facility were satisfied in full. Other than the guarantee of the Panama Facility, which was repaid in full on March 31, 2016, DGL3 has not provided any other guarantee or commitments for any other obligations of DHCAL or Digicel Panama.

In June 2018, Nacional de Seguros, a Panamanian insurance company, issued a performance bond in favor of the government of Panama for $5.75 million on behalf of Digicel (Panama), S.A. (the “Performance Bond”). In the event that Digicel Panama S.A. fails to comply with its obligations under the concession agreement (which include obligations related to coverage and quality of service among others) the government of Panama can call for payment of the Performance Bond. Digicel Pacific Limited indemnified Nacional de Seguros for issuing the Performance Bond and would be obligated to pay this amount if the Performance Bond is called upon.

In January 2019, as part of the DGL3 Exchange Offers, DGL3 transferred all of its interests, including its equity interests and loans, to DGL1.

As of September 30, 2019, DGL1 was owed $590.3 million by DHCAL (including accrued paid-in-kind interest) and those loans are repayable on a sale by DHCAL of all or substantially all of its assets. As of September 30, 2019, the carrying value of these loans on Digicel’s balance sheet was $35.9 million after the recognition of impairment charges under IFRS. As of September 30, 2019, DGL1 has recognized impairment charges totaling

$450.3 million and recorded $104.1 million as its share of losses against the carrying value of the loans. The recoverability of the loan, including additional funding advanced, is assessed as part of Digicel’s quarterly reporting. This assessment of recoverability is based on a number of factors including the recent trading performance of DHCAL and the updated trading and financial outlook of DHCAL. The actual amount of any future impairment charges will depend on the latest available forecasts of future operating results of Digicel Panama.

DGL1 has provided funding to DHCAL in the past and continues to assess the funding requirements of DHCAL on an ongoing basis. Digicel’s decision to advance further funding to DHCAL has primarily been based on an assessment of whether there is more value in the business of Digicel Panama continuing as a going concern than alternative scenarios. Digicel’s assessment of the future operating and financial performance is not the only or even most important factor in its decision to advance further funding to DHCAL. Digicel believes that given the ongoing competitive nature of the market in Panama, consolidation is likely to be an option in the coming years. Digicel may participate in any beneficial transaction arising from consolidation in Panama including as either an acquirer of other businesses in Panama or as part of a joint venture with another operator or through a disposal. Accordingly, Digicel views this potential market consolidation as an opportunity to increase the value of DHCAL.

As of September 30, 2019, on a fully diluted basis, DL held a 42.52% equity interest in DHCAL and DGL1 owns a warrant that brings its ownership to 44.97%. Mr. O’Brien owns, on a fully diluted basis, approximately 51.90% of DHCAL, and employees and management own the remainder of DHCAL. Since 2011, Mr. O’Brien has not made additional equity or debt contributions to DHCAL and instead DHCAL has been entirely financed with debt provided by Digicel. Mr. O’Brien is not legally committed to make further equity or debt contributions in DHCAL, although he may fund his share of further DHCAL funding. Any such decision would be made by him if he viewed it as necessary, and in the best interest of the Company, but would also be based on his view of whether such investment is prudent, taking into account various factors, including his ability to realize on his investment and the impact of any failure to fund on his reputation and on the value of his investment in Digicel.

While Digicel has impaired the value of its loans as described above, the principal amount of Digicel’s loan to DHCAL has not been reduced and Digicel’s debt remains outstanding. Digicel’s loans would be repaid upon any sale or insolvency of DHCAL before any equity holders, including Mr. O’Brien, receive any payment. If the value of DHCAL is greater than the value of the debt, Mr. O’Brien would then be able to realize his share of such excess through his equity investment in proportion to his ownership and therefore would receive a majority of such value even though Digicel has been providing all funding for the last four years.

Digicel currently does not anticipate that DHCAL will have sufficient funds from operations to repay its loans from DGL1 in full and Digicel has not yet determined what actions will be taken if DHCAL is unable to repay the loans, and the range of actions could vary from taking enforcement actions under the loan documentation, renegotiating the terms of the loan (which could include principal reduction, maturity extension or other modifications) or a more fulsome workout. A determination of what actions Digicel will take will be based on a variety of factors, including Digicel’s view of DHCAL’s prospects at the time and Digicel’s view of what action will maximize the value of its investment in DHCAL. See note 15 to Digicel’s audited consolidated financial statements, which are included in this offering memorandum, for additional information on these investments and related impairments.

Cash Flows

The table below sets forth Digicel’s cash flows for the periods indicated.

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
	(in millions)
Consolidated Statement of Cash Flows:
Net cash provided by operating activities	$163.9	$174.6	$215.0	$247.1	$362.0
Net cash used in investing activities	(210.6)	(103.4)	(322.0)	(487.2)	(380.1)
Net cash provided by/(used in) financing activities	(49.8)	41.5	230.7	165.4	61.1
Net (decrease)/increase in cash and cash equivalents	(96.5)	112.7	123.7	(74.7)	43.0
Cash and cash equivalents at beginning of period	281.3	157.8	157.8	232.5	193.7
Effects of exchange rate changes on cash and cash equivalents	(1.4)	(0.2)	(0.2)	—	(4.2)
Cash and cash equivalents at end of period(1)	$183.4	$270.3	$281.3	$157.8	$232.5

(1)	Excludes restricted cash of $23.8 million, $60.4 million, $25.5 million, $41.2 million and $12.4 million at September 30, 2019, September 30, 2018, March 31, 2019, March 31, 2018 and March 31, 2017, respectively.

See “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of cash flow from operating activities to operating free cash flow and adjusted operating free cash flow.

Comparison of Six Months Ended September 30, 2019 and 2018

For the six months ended September 30, 2019, cash provided by operating activities was $163.9 million, compared to $174.6 million for the six months ended September 30, 2018. Cash generated from operations increased by $72.6 million primarily due to working capital improvements and reduced payments for voluntary separation and restructuring costs. This increase, combined with a $3.7 million reduction in taxation payments, was more than offset by an increase in interest paid of $87.5 million from $156.8 million to $244.3 million during this period. The increase in interest payments includes $20.8 million arising from the application of IFRS 16 on leases, and the balance arises from timing differences on interest payments made in October 2018 on Existing DGL1 Notes, Existing DGL2 2022 Senior Notes and DGL3 2020 Notes that would normally have been paid in September.

Net cash used in investing activities was $210.6 million for the six months ended September 30, 2019, compared to $103.4 million for the six months ended September 30, 2018. The increase of $107.2 million is primarily due to the reduction in proceeds from the sale of property, plant and equipment, an increase in capital expenditure, a reduction in insurance proceeds and other net movements of $79.4 million, $21.4 million, $18.7 million and $1.8 million respectively in the six months ended September 30, 2019 when compared with the six months ended September 30, 2018. These increases were partly offset by a decrease of $14.0 million in the loans provided to DHCAL.

Net cash used in financing activities was $49.8 million for the six months ended September 30, 2019, compared to a net cash inflow of $41.5 million for the six months ended September 30, 2018, a decrease of $91.3 million. The net repayment from debt drawn and repaid during the six months ended September 30, 2019 was $7.1 million which compared to $66.9 million of net proceeds in the six months ended September 30, 2018. This represented $73.9 million of the decrease in cash provided by financing activities in the six months ended September 30, 2019. An increase in financing fees, the inclusion of the capital element of leases associated with the adoption of IFRS16 (previously included in net cash provided by operating activities) and dividends paid to non-controlling interests increased the cash used in financing activities by a further $20.8 million, $15.7 million and $3.4 million respectively in the six months ended September 30, 2019. The increase in cash used by financing activities from the items noted above was partially offset by a $22.6 million decrease in deposits held in escrow and restricted accounts in the six months ended September 30, 2019.

The net cash outflow for the six months ended September 30, 2019 was $96.5 million, compared to an inflow of $112.7 million for the six months ended September 30, 2018.

Digicel’s operating free cash flow, when calculated as a non-IFRS measure equal to Adjusted EBITDA less expenditure on property, plant and equipment, was $321.9 million for the six months ended September 30, 2019, compared to $447.5 million for the six months ended September 30, 2018. As a percentage of revenue, operating free cash flow using the same metric was 28.2% for the six months ended September 30, 2019 and 38.9% for the six months ended September 30, 2018. When adjusted to exclude capital expenditure relating to the rollouts of Digicel’s FTTH and FTTB networks and the upgrade of acquired cable networks, Digicel’s adjusted operating free cash flow was $353.4 million for the six months ended September 30, 2019, and $494.3 million for the six months ended

September 30, 2018, and as a percentage of revenue was 31.0% and 42.9% for the six months ended September 30, 2019 and 2018, respectively.

See “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of Digicel’s cash flow from operating activities to operating free cash flow and adjusted operating free cash flow.

Comparison of Years Ended March 31, 2019 and 2018

For the year ended March 31, 2019, cash provided by operating activities was $215.0 million, compared to $247.1 million for the year ended March 31, 2018. The decrease of $32.1 million was mainly due to (i) an increase in interest payments of $33.3 million in the year, which arose from the timing of interest payments related to the year ended March 31, 2018 paid in the first quarter of the year ended March 31, 2019, (ii) the full year impact of the upsize in the DIFL facility in January 2018, (iii) interest on the revolver facility that was drawn down during the period and (iv) a higher U.S. LIBOR rate during the period.

Net cash used in investing activities was $322.0 million for the year ended March 31, 2019, compared to $487.2 million for the year ended March 31, 2018. The decrease of $165.2 million is primarily due to a decrease in capital expenditure and the purchase of intangible assets of $112.6 million, an increase in insurance proceeds received in respect of hurricanes of $6.7 million as well as an increase in sales proceeds from asset sales of $29.1 million. The movement in these items was partly offset by an increase of $6.4 million in the loans provided to DHCAL and $2.0 million in other investments. The proceeds from the disposal of property, plant and equipment in the year ended March 31, 2019 include the proceeds from the sale and leaseback of towers in Jamaica and the proceeds in the year ended March 31, 2018 include the proceeds from the sale and leaseback of towers in the French West Indies.

Net cash provided by financing activities was $230.7 million for the year ended March 31, 2019, compared to a net cash inflow of $165.4 million for the year ended March 31, 2018, an increase of $65.3 million. In the year ended March 31, 2019, Digicel raised gross proceeds of $675.3 million from senior secured notes of DIFL which were used in part to repay DIFL’s senior secured facilities outstanding at that time. See “Description of Other Indebtedness” for further information. The net proceeds from debt drawn and repaid during the year ended March 31, 2019 was $238.4 million which represented an increase of $38.4 million compared to the net proceeds of debt drawn and repaid in the year ended March 31, 2018. Financing fees reduced by $16.7 million to $17.4 million in the year ended March 31, 2019 from $34.1 million in the year ended March 31, 2018 primarily due to the lower levels of gross debt raised. In addition there was no redemption premium paid on the early repayment of loans in the year ended March 31, 2019 compared to a payment of $4.9 million in the year ended March 31, 2018. The movement in deposits held in escrow changed from an inflow of $15.6 million in the year ended March 31, 2019 to an outflow of $27.8 million in the year ended March 31, 2019 which resulted in a decrease of $43.4 million. In addition, there was a net decrease of $0.9 million in dividends to non-controlling interests and payments to acquire non-controlling interests in the year ended March 31, 2019.

The net cash inflow for the year ended March 31, 2019 was $123.7 million, compared to an outflow of $74.7 million for the year ended March 31, 2018.

Digicel’s operating free cash flow, when calculated as a non-IFRS measure equal to Adjusted EBITDA less expenditure on property, plant and equipment, was $721.1 million for the year ended March 31, 2019, compared to $603.3 million for the year ended March 31, 2018. As a percentage of revenue, operating free cash flow using the same metric was 31.3% for the year ended March 31, 2019 and 25.0% for the year ended March 31, 2018. When adjusted to exclude capital expenditure relating to the rollouts of Digicel’s FTTH and FTTB networks and the upgrade of acquired cable networks, Digicel’s adjusted operating free cash flow was $833.6 million for the year ended March 31, 2019, and $757.4 million for the year ended March 31, 2018, and as a percentage of revenue was 36.2% and 31.4% for the years ended March 31, 2019 and 2018, respectively. See “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of cash flow from operating activities to operating free cash flow and adjusted operating free cash flow.

Comparison of Years Ended March 31, 2018 and 2017

For the year ended March 31, 2018, cash provided by operating activities was $247.1 million, compared to $362.0 million for the year ended March 31, 2017. The decrease of $114.9 million is primarily due to a decrease of $24.7 million in EBITDA (see “—Results of Operations”), an increase of $21.1 million in voluntary separation and restructuring costs incurred in connection with Digicel’s transformation program, a $17.5 million increase in tax payments and a $36.5 million increase in Digicel’s investment in working capital. The increase in tax payments was due to higher profits in Haiti, Jamaica, Guyana, Suriname and Aruba partially offset by a reduction in profits in Trinidad and Tobago for the year ended March 31, 2018 and the positive tax impact of the consolidation of some of the entities in PNG in the year ended 31 March, 2018. The increase in Digicel’s investment in working capital was primarily due to growth in Digicel’s FTTH and Business Solutions businesses.

Net cash used in investing activities was $487.2 million for the year ended March 31, 2018, compared to $380.1 million for the year ended March 31, 2017. The increase of $107.1 million is primarily due to an increase in capital expenditure of $65.5 million (excluding the proceeds of disposals), an increase of $35.0 million in the loans provided to DHCAL, a decrease of $28.9 million in the proceeds from the disposal of property, plant and equipment and a net increase of $3.7 million in the payments received or made in connection with the sale or acquisition of subsidiaries, associates and investments. The increase in these items was partly offset by an increase of $24.0 million in insurance proceeds received in respect of hurricanes. The proceeds from the disposal of property, plant and equipment in the year ended March 31, 2017 include the proceeds from the sale and leaseback of Digicel’s office in Jamaica and towers in El Salvador and the proceeds in the year ended March 31, 2018 include the proceeds from the sale and leaseback of towers in the French West Indies.

Net cash provided by financing activities was $165.4 million for the year ended March 31, 2018, compared to a net cash inflow of $61.1 million for the year ended March 31, 2017, an increase of $104.3 million. In the year ended March 31, 2018, Digicel raised gross proceeds of $1,425.1 million from senior secured facilities of DIFL which were used in part to repay DIFL’s secured facilities outstanding at that time, DL’s 2020 Notes and $80 million of secured debt of DPL. See “Description of Other Indebtedness” for further information. The net proceeds from debt drawn and repaid during the year ended March 31, 2018 was $200.0 million which represented an increase of $116.9 million compared to the year ended March 31, 2017. In addition, there was a net decrease of $11.1 million in dividends to non-controlling interests and payments to acquire non-controlling interests in the year ended March 31, 2018. The increase in cash provided by financing activities from the items noted above was partially offset by an increase of $23.8 million in restricted deposits in the year ended March 31, 2018 as a $25.0 million overdraft facility in Papua New Guinea was reclassified as part of long-term debt with a corresponding increase in restricted accounts.

The net cash outflow for the year ended March 31, 2018 was $74.7 million, compared to an inflow of $43.0 million for the year ended March 31, 2017.

Digicel’s operating free cash flow, when calculated as a non-IFRS measure equal to Adjusted EBITDA less expenditure on property, plant and equipment, was $603.3 million for the year ended March 31, 2018, compared to $705.2 million for the year ended March 31, 2017. As a percentage of revenue, operating free cash flow using the same metric was 25.0% for the year ended March 31, 2018 and 28.2% for the year ended March 31, 2017. When adjusted to exclude capital expenditure relating to the rollouts of Digicel’s FTTH and FTTB networks and the upgrade of acquired cable networks, Digicel’s adjusted operating free cash flow was $757.4 million for the year ended March 31, 2018, and $865.1 million for the year ended March 31, 2017, and as a percentage of revenue was 31.4% and 34.5% for the years ended March 31, 2018 and 2017, respectively. See “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of Digicel’s cash flow from operating activities to operating free cash flow and adjusted operating free cash flow.

Short-Term Liabilities

As of September 30, 2019, Digicel had a total of $975.1 million of short-term liabilities, including $239.7 million of short-term debt and other financing.

Contractual Obligations

Digicel has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes Digicel’s obligations under these contracts due by period as of September 30, 2019 and does not reflect the Tender Offers and Solicitations (or the use of proceeds therefrom). For additional information regarding the use of proceeds and potential impact on Digicel’s future financial condition see “Use of Proceeds.”

	Total	Less than 1 year	1–5 years	More than 5 years
	(in millions)
Long-term debt(1)(2)	7,410.4	128.8	7,022.1	259.5
IRU commitments(3)	79.6	25.7	37.1	16.8
Operating leases	422.6	63.4	186.8	172.4
Purchase obligations	116.7	116.5	0.2	-
Programming rights	40.4	18.8	21.6	-
Total	8,069.7	353.2	7,267.8	448.7

(1)	As of September 30, 2019, $1.2 billion of Digicel’s debt was variable rate. See “Description of Other Indebtedness” for further discussion.

(2)	Excludes payments of interest. See “Description of Other Indebtedness” for further discussion.

(3)	IRU commitments represent amounts payable for telecommunications capacity under IRU agreements.

Off- Balance Sheet and Other Arrangements

Digicel did not have any off-balance sheet arrangements as of September 30, 2019.

Quantitative and Qualitative Disclosure about Market Risk

The principal market risks to which Digicel is exposed are interest rate risk and foreign currency exchange risk.

Interest Rate Risk

The interest rate risk to which Digicel is exposed is principally a function of Digicel’s long-term debt. To alleviate this risk, Digicel obtains both fixed-rate and floating-rate debt. At September 30, 2019, the principal amount of Digicel’s aggregate outstanding variable rate indebtedness was $1.2 billion. A hypothetical 1% adverse change in interest rates would have had an annualized unfavorable impact of approximately $11.5 million on Digicel’s earnings and cash flows, based on the debt level at September 30, 2019.

Digicel may use interest rate swaps, forward rate agreements and futures contracts to manage its interest exposure, including with respect to the senior notes and Digicel’s other debt. There can be no assurance, however, that the use of any such instruments will be effective.

Exchange Rate Risk

Digicel is exposed to fluctuations of the U.S. dollar against certain other currencies. Digicel publishes its consolidated financial statements in U.S. dollars while a significant proportion of Digicel’s assets, liabilities, sales and costs are denominated in other currencies. Digicel currently conducts business in several non-U.S. dollar currencies, including the Jamaican dollar, the Eastern Caribbean dollar, the Barbadian dollar, the Aruban florin, the Haitian gourde, the Papua New Guinea kina, and others. The Jamaican dollar, the Haitian gourde, the Papua New Guinea kina, the Tongan pa’anga, the Trinidad and Tobago dollar, the Vanuatu vatu, the Samoan Tala, the Fijian dollar, the Australian dollar (in Nauru), the Suriname dollar, the Guyanese dollar and the euro (in the French West Indies) all float against the U.S. dollar. The other currencies in which Digicel conducts business are exchangeable at a fixed rate for U.S. dollars. There can be no assurance that they will continue to be exchangeable at a fixed rate.

If necessary, Digicel may protect its reported earnings from falling in U.S. dollar terms as a result of currency movements by periodically adjusting Digicel’s local currency prices. However, there can be no assurance that a significant devaluation of a currency against the U.S. dollar can be offset, in whole or in part, by a corresponding price increase, even over the long-term. Digicel seeks to reduce its foreign exchange exposure arising from transactions through a policy of matching, as far as possible, assets and liabilities. Digicel’s ability to reduce its foreign currency exchange exposure may be limited by Digicel’s ability to borrow in local currency. If local lenders are unwilling to lend to Digicel, or local regulations prohibit borrowing in local currencies, Digicel expects that financing for the later stages of the build-out may be financed from cash flow from operating activities, short-term borrowing or other financing arrangements. Digicel currently protects against currency devaluation by seeking to maximize U.S. dollar revenue, by negotiating material supply contracts in local currencies and by borrowing in local currencies. For the year ended March 31, 2019, approximately 32.7% of revenue was in U.S. dollars or in currencies pegged to the U.S. dollar or currencies with managed exchange rates against the U.S. dollar. For the six months ended September 30, 2019, approximately 33.9% of revenue was in U.S. dollars or in currencies pegged to the U.S. dollar or currencies with managed exchange rates against the U.S. dollar. As of September 30, 2019, the percentage of Digicel’s total debt that was denominated in euro amounted to approximately 0.1% and the balance was denominated in U.S. dollars. Accordingly, the majority of Digicel’s revenues is denominated in currencies other than U.S. dollars or currencies which are not pegged to the U.S. dollar, whereas almost all of Digicel’s debt is denominated in U.S. dollars. To some extent, the broad mix of currencies in which Digicel conducts its businesses and the geographic spread of Digicel’s operations provide Digicel with some measure of protection against specific exchange rate movements and reduce the overall sensitivity of Digicel’s results to specific exchange rate fluctuations. Digicel does not generally hedge its foreign currency exposure because the cost of purchasing financial instruments outweighs the benefits derived.

See note 32 to Digicel’s audited consolidated financial statements, which are included in this offering memorandum for additional information on market risks and risk management.

Industry Overview

Digicel’s telecommunication services include Mobile, Business Solutions, Cable TV & Broadband and other related products and services to residential, corporate (including small and midsize enterprises) and government customers. Digicel benefits from the number one mobile market position in 21 of the 31 markets in which it provides mobile services (see “Business—Markets and Competition”). Leveraging its market-leading positions along with its brand, people, networks and distribution channels, Digicel has expanded to provide Business Solutions services in all of its markets and Cable TV & Broadband services in 16 of its markets as part of its strategy to provide an integrated communications platform and replicate the success of its Mobile business in these areas.

Mobile

The demand for mobile services has continued to rise globally and in particular, demand has accelerated for mobile data services, including access via smartphone to videos and social media. According to research by Cisco, global mobile data traffic is forecasted to grow at a CAGR of 46% from 2017 to 2022, mainly driven by the proliferation of smartphone devices (which Cisco estimates will represent 72.8% of total mobile devices by 2021) and faster mobile network connection speeds. Each mobile market has differing structures and dynamics, depending on a variety of factors, including, among others, the number of market operators, regulations, available spectrum and the commercial strategies of operators. The success of mobile operators in these various markets is largely dependent on the overall environment and its competitive advantages relative to its competitors.

The markets in which Digicel provides Mobile services are continually evolving, with the demand for data accelerating, networks improving and customers becoming increasingly sophisticated in their use of technology. Digicel believes that these markets offer opportunities for growth. There are significant differences between the individual countries in which Digicel operates and between the Caribbean and South Pacific regions themselves, for instance, (i) higher income levels in markets such as the French West Indies are reflected in higher ARPU levels than in markets such as Papua New Guinea or Haiti which have lower income levels or (ii) level of market maturity varies significantly between countries. However, the following key themes are relevant across Digicel’s footprint:

·	The liberalization of the telecommunications industry in Digicel’s markets combined with the unsatisfied demand for basic telephone services has led to the rapid growth in mobile telecommunications. This has resulted in relatively high mobile penetration rates in many markets, which are bolstered by the prevalence of multiple SIM usage in Digicel’s markets;

·	There is a growing importance of data for mobile telecommunications companies. The demand for data will continue to be driven by rising smartphone penetration and usage and improvements in mobile network capability. The availability of entry-level smartphones at prices less than $50 is allowing a growing number of people to access the internet, driving demand for data services across Digicel’s markets;

·	Data services, including video streaming and internet browsing, require high network speeds and operators are increasingly investing in their networks to strengthen their competitive position. Many operators are investing in fourth generation, or 4G, networks, which offer significantly higher speeds than 3G, and there is continued innovation and development in mobile network technology and network speeds;

·	In addition to data services, mobile operators are also increasingly looking to develop new revenue streams as traditional revenue sources, such as mobile voice and SMS, reach maturity or decline in a number of markets. These new revenue streams include extending the use of mobile devices and/or services beyond everyday communication, such as mobile advertising, mobile financial services (including transfers and payments using a handset) and e-commerce; and

·	There is a continued convergence of fixed and mobile as providers offer bundled mobile, fixed and TV services that allow customers to use data services wherever they want and on whatever device they want. In Digicel’s markets, the convergence of fixed and mobile is nascent, but Digicel believes that it will become more common with opportunities to strategically deploy fiber and mobile services in urban areas in particular.

Business Solutions

The evolution and convergence of technologies is also blurring the lines that once separated traditional telecommunications operators from the world of IT. Telecommunications providers are increasingly trying to leverage their existing scale, expertise and infrastructure to provide and upsell information and communications technology, or ICT, services to corporate and government customers in their markets. These ICT services typically include the sale of hardware and software with the primary focus of the unit being the provision of related services such as managed network data connectivity, managed voice products, data center and cloud computing services, IOT connectivity and managed security services.

In the Caribbean and South Pacific, the market for ICT services is fragmented, which creates opportunities for existing telecommunication operators to shape the development of the market and become a leading provider of ICT services. In many emerging markets, Digicel believes that the market for ICT services is effectively being developed by telecommunications operators who invest in their networks as well as their product and their service offering to help stimulate the demand for ICT services from businesses and governments. Customers in these markets often have a lack of investment in legacy information technology infrastructure and are prepared to move directly to the latest generation of technology and services.

Telecommunications and Business Solutions services to corporations (including small and midsize enterprises) represent a significant market in every region of the world. For example, according to information provided by McKinsey, the Economist Intelligence Unit and IHS Global Insight, the estimated revenue for calendar year 2015 generated by the combination of Business to Business IT Services and Business to Business Telecommunications services (in aggregate, the types of services Digicel provides in its Business Solutions business) represented approximately 3.0% in the U.S. and Canada, 2.6% in Western Europe, 2.6% in the Middle East and Africa and 1.8% in Latin America of projected nominal GDP for 2015 (based upon a U.S.$ value for such estimated revenues).

Cable TV & Broadband

The global cable broadband market has continued to grow. According to the ITU, there were 649 million cable broadband subscriptions globally at the end of 2012 and the number of subscriptions increased to 1,145 million at the end of 2019, representing a CAGR of 8.4%.

Digicel believes the principal driver behind growth in cable broadband subscriptions globally continues to be consumer demand for reasonably priced internet access at sufficient network speeds for multiple users and devices within the home. Government broadband targets in terms of minimum speeds and household coverage as part of national broadband plans and related funding also continue to be major drivers of broadband access and network upgrades globally.

Cable and fiber is the leading platform to distribute Cable TV in many Western European countries and the United States. Competing technologies include satellite, internet protocol TV, OTT and digital terrestrial television (Multiplex 3).

While the fixed-line telephone industry is well-established in many areas outside the Caribbean and South Pacific, the infrastructure has been historically underdeveloped in most of Digicel’s markets. Coverage is limited to main urban areas, with typically poor infrastructure in rural or remote areas and limited availability of fixed line telecommunications services overall. This low level of development is illustrated by relatively low penetration rates of fixed-line telephone, cable TV and cable broadband relative to both developed markets and mobile penetration rates in Digicel’s markets. For example, according to 2018 ITU data, the overall cable broadband penetration in Haiti and Papua New Guinea is less than 5% of households. Cable TV operations also reflect underinvestment, with incumbent providers often operating rudimentary networks with a limited footprint. As these regions develop, Digicel expects broadband internet and Cable TV to become one of the key areas of incremental discretionary spending by customers. Digicel believes that these markets present an attractive growth opportunity for Digicel to become a leading provider of high fixed-speed broadband and Cable TV services to increasingly sophisticated subscribers.

Business

Overview

Digicel is a leading provider of communications services in the Caribbean and South Pacific regions. Digicel provides a comprehensive range of mobile communications, Business Solutions, Cable TV & Broadband and other related products and services to retail, corporate (including small and midsize enterprises) and government customers.

Digicel has evolved from a pure mobile telecommunications company into a leading integrated communications and entertainment provider. This evolution has included the expansion of Digicel’s product offerings through developing our Business Solutions services and entering the Cable TV & Broadband businesses, which have lower penetration rates than the Mobile business in our markets. Digicel focuses on improving its competitive position in each of its markets by providing customers with access to better technology, more innovative products, a superior customer experience and better value compared to its competitors.

As of September 30, 2019, Digicel provided mobile communications services to 12.9 million subscribers in 31 markets with an aggregate population of approximately 33.4 million people. Digicel offers HSPA+ or LTE mobile technology (which Digicel refers to as “4G”) in 31 markets, and, as of September 30, 2019, it holds the number one mobile market position in 21 markets, with a mobile subscriber market share of more than 50% in 20 markets, as determined by internal Company data. Digicel launched mobile services in Jamaica, its first market, in 2001 and became the market leader there within 15 months of launch, based on a strategy that Digicel has since replicated successfully across many of its markets. Digicel mobile subscriber base has grown from 0.4 million as of March 31, 2002 to 12.9 million subscribers as of September 30, 2019, representing a compound annual growth rate, or CAGR, of 22.8%.

Digicel has leveraged its market-leading positions, brand, people, networks and distribution channels to expand its service offering to include the provision of Business Solutions to corporate and government customers in the 31 markets in which it provides mobile communications services and La Réunion. More recently, Digicel expanded its service offering to provide Cable TV & Broadband services to residential customers in 16 markets. As part of this expansion, Digicel launched FTTH networks in Jamaica, Trinidad and Tobago, Barbados and Bermuda. Following damage caused by Hurricanes Irma and Maria to Digicel HFC networks in Anguilla, Dominica and Turks and Caicos in September 2017, Digicel upgraded its HFC networks in those markets to FTTH and FTTB, which brought the number of markets in which it offers FTTH services to eight. In addition, Digicel is developing a range of innovative new products and services to further broaden its communications and entertainment platform and develop additional revenue streams. These products and services include advanced data and content services such as high-quality programming, including international, regional and local sports coverage (some of which is exclusive to Digicel), social media packages, music streaming, video streaming and our proprietary mobile applications.

In the six months ended September 30, 2019, Digicel generated total revenue of $1,141.4 million, an operating profit of $240.9 million, a net loss of $156.3 million and Adjusted EBITDA of $493.1 million, representing an Adjusted EBITDA margin of 43.2%, compared to total revenue of $1,151.6 million, an operating profit of $289.0 million, a net loss of $36.0 million and Adjusted EBITDA of $500.8 million, representing an Adjusted EBITDA margin of 43.5%, in the six months ended September 30, 2018. Digicel’s cash flow from operating activities was $163.9 million in the six months ended September 30, 2019 and $174.6 million in the six months ended September 30, 2018. As a percentage of revenue, Digicel’s cash flow from operating activities was 14.4% for the six months ended September 30, 2019 compared to 15.2% for the six months ended September 30, 2018. Digicel’s operating free cash flow was $321.9 million for the six months ended September 30, 2019 and $447.5 million for the six months ended September 30, 2018, which as a percentage of revenue was 28.2% for the six months ended September 30, 2019 and 38.9% for the six months ended September 30, 2018. In the year ended March 31, 2019, Digicel generated total revenue of $2.3 billion, an operating profit of $479.0 million, a net loss of $287.2 million and Adjusted EBITDA of $960.0 million, representing an Adjusted EBITDA margin of 41.7%, compared to total revenue of $2.4 billion, an operating profit of $454.1 million, a net loss of $219.5 million and Adjusted EBITDA of $1.0 billion, representing an Adjusted EBITDA margin of 41.7%, in the year ended March 31, 2018. Digicel cash flow from operating activities was $215.0 million in the year ended March 31, 2019 and $247.1 million in the year ended March 31, 2018. As a percentage of revenue, Digicel’s cash flow from operating activities was 9.3% for the year ended March 31, 2019 compared to 10.2% for the year ended March 31, 2018. Digicel’s operating free cash flow was $721.1 million for the year ended March 31, 2019 and $603.3 million for the year ended March 31, 2018, which as a percentage of revenue was 31.3% for the year ended March 31, 2019 and 25.0% for the year ended March 31, 2018. Digicel’s adjusted operating free cash flow, which excludes certain non-recurring capital expenditures, was $833.6 million for the year ended March 31, 2019 and $757.4 million for the year ended March 31, 2018, and as a percentage of revenue was 36.2% and 31.4% for the years ended March 31, 2019 and 2018, respectively.

Digicel uses “Adjusted EBITDA,” “Adjusted EBITDA margin,” “operating free cash flow” and “adjusted operating free cash flow,” which are non-IFRS measures, to illustrate the underlying cash generation of its business and the calculation of these measures is set out in “Summary—Summary Consolidated Financial and Operational Information.”

Adjusted EBITDA, Adjusted EBITDA margin, operating free cash flow and adjusted operating free cash flow are not measures of financial performance under IFRS, as issued by the IASB, and, accordingly, they have not been audited or reviewed by Digicel’s independent accountants. Undue reliance should not be placed on the non-IFRS financial measures contained in this offering memorandum and they should not be considered as a substitute for operating profit, profit for the year, cash flow or other financial measures computed in accordance with IFRS, as issued by the IASB. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as non-IFRS financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation to the most directly comparable IFRS financial measures, including a reconciliation of our net (loss)/profit to Adjusted EBITDA and our cash flow from operating activities to operating free cash flow and adjusted operating free cash flow.

The illustrations, and corresponding paragraphs, below summarize the markets in which Digicel currently provides mobile communications services:

Caribbean

In the Caribbean, Digicel provides mobile communications services to 10.4 million subscribers in 25 markets with an aggregate population of approximately 24.9 million people as of September 30, 2019.

South Pacific

In the South Pacific, Digicel provides mobile communications services to 2.5 million subscribers in six markets with an aggregate population of approximately 8.6 million people as of September 30, 2019.

Digicel’s Products and Services

The following table summarizes Digicel’s current product and service offering across its Mobile, Business Solutions and Cable Broadband & Cable TV product lines:

Mobile	Business Solutions	Cable TV & Broadband
31 Markets	32 Markets	16 Markets

·    Voice, SMS and Data

·    #1 position in 21 markets

·    HSPA+ in 31 markets

·    LTE in 28 markets (as of September 30, 2019)

·    Roaming Partners in 201 countries

·    Innovative Proprietary Mobile Applications

·    Mobile Financial Services (6 markets)

·    Mobile Advertising

·    Diaspora top-up

·    Voice and Data Connectivity

·    Unified Communications

·    B2B Mobile

·    Managed Networking

·    Security Surveillance

·    Cloud and Data Center

·    IOT Vehicle tracking, security, POS, smart metering, connectivity services, hosted video

·    Anguilla (FTTH)

·    Barbados (FTTH)

·    Bermuda (FTTH)

·    Curaçao (FTTH)

·    Fiji (DTH)

·    Jamaica (FTTH)

·    Dominica (FTTH)

·    Montserrat (HFC)

·    Nauru (DTH)

·    Nevis (HFC)

·    Papua New Guinea (DTT and DTH)

·    Samoa (DTH)

·    Trinidad and Tobago (FTTH)

·    Turks and Caicos (FTTH)

·    Tonga (DTT)

Mobile	Business Solutions	Cable TV & Broadband
31 Markets	32 Markets	16 Markets
· Vanuatu (DTH)

Digicel’s Markets

Digicel operates across a diverse range of markets, products, demographics, regulatory regimes and currencies, which reduces its dependence on any individual operation.

In the six months ended September 30, 2019 and the year ended March 31, 2019, its operations in Jamaica, Haiti, Papua New Guinea, Trinidad and Tobago and the French West Indies contributed 61.0% and 61.7% of its total revenue, respectively (15.6%, 12.0%, 15.1%, 11.7% and 6.6% and 15.2%, 13.4%, 15.0%, 11.0% and 7.1%, respectively), and its remaining markets contributed 39.0% and 38.3% of its total revenue, respectively.

The following table shows certain information for each of the markets in the Caribbean and South Pacific regions in which Digicel provides mobile telecommunications services. The markets are listed in the order of the date in which Digicel entered each market(1).

Market	Estimated Population (in thousands)(2)	GDP Per Capita ($)(3)	Estimated Fixed Line Penetration (%)(4)	Estimated Fixed Broadband Penetration (%)(5)	Estimated Mobile Penetration (%)(6)	Number of Mobile Operators (8)	Digicel’s Mobile Market Share (%)(8)	Digicel’s Mobile Market Position (8)
Jamaica	2,812	5,252	40	31	101	2	66	1
St. Lucia	166	10,187	56	49	102	2	71	1
St. Vincent and the Grenadines	102	7,708	49	72	96	2	59	1
Aruba	117	23,161	94	51	135	2	37	2
Grenada	112	9,973	108	74	102	2	66	1
Barbados	293	17,023	137	105	123	3	57	1
Cayman Islands	60	37,743	138	124	152	2	50	1
Curaçao	150	37,273	105	84	116	2	54	1
Anguilla	17	10,068	114	95	182	2	54	1
Dominica	74	7,524	48	42	106	2	49	2
St. Kitts and Nevis	53	18,156	83	42	148	2	41	2
Antigua and Barbuda	96	15,895	70	26	193	3	50	1
Bermuda	71	86,082	58	60	103	3	50	1
French Guiana	282	16,950	63	65	101	3	28	2
Guadeloupe	391	26,026	150	86	176	3	28	2
Martinique	376	25,730	112	80	141	3	28	2
Trinidad and Tobago	1,216	18,741	77	82	140	2	54	1
Haiti	10,788	798	0	1	58	2	72	1
Bonaire	19	22,604	n/a	n/a	167	4	71	1
Turks and Caicos	54	18,937	24	n/a	118	2	59	1
El Salvador(7)	6,187	4,010	48	27	147	4	26	2
Guyana	741	4,808	62	29	83	2	61	1
Suriname	598	5,718	60	48	140	2	44	2
British Virgin Islands	36	28,713	53	40	198	3	54	1
Montserrat	5	11,281	128	116	101	2	41	2
Samoa	201	4,178	29	6	64	2	71	1
Papua New Guinea	7,027	2,820	11	1	30	2	91	1
Tonga	106	4,276	82	17	106	2	58	1
Vanuatu	288	3,020	8	8	80	2	65	1
Fiji	926	5,280	38	6	118	2	32	2
Nauru	10	11,762	104	52	95	2	95	1
Total	33,413

(1)	The information contained in the table above is sourced from the online version of the CIA World Factbook, the United Nations Statistical Database, the French National Institute for Statistics and Economic Studies, the Dutch Central Agency for Statistics, the International Telecommunications Union (“ITU”), GSMA Intelligence

(a database of mobile operator data operated by the GSM Association), TeleGeography GlobalComms Database, the World Bank, Euromonitor and SNL Kagan. Digicel operates in developing economies where official information, particularly about GDP, may not reflect all economic activity and the information in the table should be read in conjunction with other information relating to the markets in which Digicel operates contained in this offering memorandum. The information provided, particularly mobile penetration data, fixed line penetration data and broadband penetration data, should be used as an indication of each country’s economic climate and level of penetration and not as absolute figures, since such information is subjective and cannot be measured with complete accuracy.

(2)	Source: Online edition of the CIA World Factbook available at September 30, 2019, except for French Guiana, Guadeloupe, Martinique and Bonaire. The information presented above for French Guiana, Guadeloupe and Martinique is obtained from the French National Institute for Statistics and Economic Studies. The information presented above for Bonaire is obtained from the Dutch Central Agency for Statistics.

(3)	Source: Online edition of the CIA World Factbook except for French Guiana, Guadeloupe, Martinique, Bonaire, Turks and Caicos and Montserrat. The GDP per capita is calculated by dividing the total GDP for each market (i.e., the “GDP (official exchange rate)” displayed in the online CIA World Factbook) by that market’s total population. The GDP information presented for French Guiana, Guadeloupe and Martinique is obtained from the French National Institute for Statistics and Economic Studies and assumes an exchange rate of $1.12 per €1. This GDP data is divided by the population figure from (1) above. The GDP information presented for Bonaire is obtained from the Dutch Central Agency for Statistics. This GDP data is divided by the population figure from (1) above. The GDP information presented for Turks and Caicos and Montserrat, is from the United Nations National Accounts Statistics Main Aggregates and Detailed Tables, 2019. This GDP data is divided by the population figure from (1) above.

(4)	Source: Estimated fixed line penetration is based on the estimated number of subscribers in the market divided by the estimated number of households in the market. The subscriber figures are sourced from ITU 2018 data, except for Curaçao, French Guiana, Guadeloupe and Martinique. For Curaçao, the subscriber figure is from the World Bank, World Development Indicators database (i.e., fixed telephone subscriptions). For French Guiana, Guadeloupe and Martinique the subscriber figures are from the most recently available ITU data. No data was available for Bonaire. The household data was sourced from either Euromonitor or online editions of official reports from the governments of each country for all countries except Bermuda. The household data presented for Bermuda is based on internal Digicel information as of March 31, 2019.

(5)	Source: Estimated fixed broadband penetration is based on the estimated number of subscribers in the market divided by the estimated number of households in the market. The subscriber figures are sourced from ITU 2018 data, except for Curaçao, French Guiana, Guadeloupe and Martinique. For Curaçao, the subscriber figure is from the World Bank, World Development Indicators database (i.e., Fixed broadband subscriptions). For French Guiana, Guadeloupe and Martinique, the subscriber figures are from TeleGeography GlobalComms Database. No data was available for Bonaire and Turks and Caicos. The household data was sourced from either Euromonitor or online editions of official reports from the governments of each country for all countries except Bermuda. The household data presented for Bermuda is based on internal Digicel information as of March 31, 2019.

(6)	Source: ITU 2018 data, except for Curaçao, French Guiana, Guadeloupe, Martinique, Bonaire and TCI. For Curaçao, data from the World Bank, World Development Indicators database is presented (i.e., Mobile Cellular subscriptions per 100 people). For French Guiana, Guadeloupe, Martinique, Bonaire and TCI, the data presented is from GSMA Intelligence.

(7)	In El Salvador, management believes that the actual mobile penetration is lower than the 147% reported in ITU’s 2018 data as other operators in this market use a different definition of active subscribers. See “Industry and Market Data.”

(8)	The data presented is based on internal Digicel information as of September 30, 2019.

Furthermore, as of September 30, 2019, Digicel held a 44.97% interest on a fully diluted basis in DHCAL, which has operations in Panama.

Competitive Strengths

Digicel believes the following strengths have led to its success to date and will help it maintain its position as a leading provider of communications and entertainment services in its markets:

Digicel’s Leading Mobile Market Positions

Digicel has a mobile subscriber market share, as measured by its mobile subscribers as a percentage of the total mobile subscribers in the market, at or above 50% in 20 of the 31 markets in which Digicel provides mobile services (including a market share of 65% or more in Jamaica, Haiti and Papua New Guinea) in each case as of September 30, 2019. More than 50% of Digicel’s total mobile voice traffic across its markets, as measured by minutes, is on-net (i.e., calls among its subscribers). This is the most profitable type of mobile voice traffic for Digicel due to the fact that Digicel does not need to pay interconnection fees to third parties. Digicel’s leadership position in its markets minimizes the impact of mobile termination rate reductions. Digicel’s market position, distribution, customer knowledge and segmentation strategy allow it to launch plans and products quickly and access customers with new products and services quickly.

Digicel’s Network

During the three years ended March 31, 2019, Digicel invested $1.3 billion in capital expenditures (including the purchase of intangible assets but excluding acquisitions of businesses), representing 43.6% of Adjusted EBITDA over that period, to create a network infrastructure that it believes will facilitate and provide it with the capacity for future growth across Mobile, Cable TV & Broadband and Business Solutions. With approximately 6,370 cell sites as of September 30, 2019, Digicel provides mobile coverage in all population centers in its markets using either GSM, GPRS, EDGE, or 4G coverage. Approximately 4,476 towers on which these cell sites are situated are owned by Digicel, which significantly reduces payments to third parties in respect of tower leases. In certain circumstances, Digicel evaluates the strategic importance of retaining ownership of such towers and has decided, and may decide in the future, that there is more benefit in entering into national roaming or co-location arrangements with other mobile operators or sale and leaseback transactions with tower operators. For example, Digicel completed the sale and leaseback of 202 towers in El Salvador in March 2017, the sale and leaseback of 215 towers in the French West Indies in December 2017 and the sale and leaseback of 451 towers in Jamaica in September 2018.

The expansion of its 4G coverage is a critical component of Digicel’s strategy, as it believes population-wide mobile coverage through a high-quality network has always been a key differentiator in Digicel achieving leading market positions. Digicel provides 4G coverage in each of its 31 markets through HSPA+ or LTE. Digicel also has significant spectrum positions across all of its markets with over 3.6 billion MHz-pops (defined as the amount of spectrum in Mhz per geography multiplied by the population of the region). This has enabled Digicel to increase its mobile customer base and expand the availability of new data and VAS, allowing for further expansion of these services. Digicel has sought to optimize its investment in cable broadband technology through fiber network rollouts in certain markets. Digicel has built FTTB networks in certain areas of Haiti, Jamaica, Trinidad and Tobago and Barbados, which it expects to continue to extend. It launched FTTH networks in Jamaica, Trinidad and Tobago and Barbados during the year ended March 31, 2016 and it launched a FTTH network in Bermuda in December 2017. Digicel believes its fiber networks will support the provision of bandwidth intensive services and help ensure the future success of its business. In addition to its investment in capital expenditures, Digicel has also acquired Cable TV & Broadband companies in Anguilla, Nevis, Montserrat, Dominica, Turks and Caicos and Jamaica, and two Cable TV services in Papua New Guinea.

Where Digicel expands organically, it is not encumbered by any legacy networks and typically invests in infrastructure, such as FTTH and FTTB, which it believes will help ensure the long-term future success of its business. Digicel sees a strategic fit in, and synergies from, the combination of mobile, Cable TV and high-speed fiber networks, and it expects to take a disciplined approach to deploying capital to ensure that its infrastructure will allow it to provide a differentiated and competitive service to its customers.

Digicel also acquired a subsea fiber network of 3,000 km connecting many of its Caribbean markets with each other and with the United States and entered into long-term IRU agreements with third parties to secure additional subsea fiber capacity in both the Caribbean and South Pacific. The graphic below depicts Digicel’s owned network and purchased capacity in the Caribbean as of September 30, 2019.

The Digicel Brand

The Digicel brand is one of our most significant assets. Digicel believes it is known, among its subscribers, as a young, vibrant and innovative company that has brought affordable, high-quality communications services to its markets, attracting a loyal clientele and serving areas and populations that have been historically underserved by its competitors. Through the use of extensive marketing tools, Digicel believes it has cultivated the image of a total communications and entertainment provider that successfully challenges the status quo and brings quality services, real choice and value to all market segments. Our approach is focused on empowering the customer to have control. Over the last two years, Digicel has significantly simplified and consolidated its brand architecture enabling more efficient communication to customers and better protection of brand assets. Digicel is the “masterbrand” with sub-brands in place to support unique customer segments. Digicel’s tailored, but consistent, marketing and branding strategy reflects a global identity, while also applying a localized, grassroots marketing approach to individual communities within each market. Digicel believes its commitment to the communities in which it operates has resulted in a loyal customer base and that this commitment differentiates it from other operators. Throughout the Caribbean, Digicel believes that its brand is one of the most well-regarded mobile telecommunications brands. In Jamaica, for example, Digicel has achieved a Net Promoter Score of 41 for customer satisfaction in 2019, which compares favorably to the industry average Net Promoter Score of 32 for cell phone providers in the United States, according to market research conducted by independent market researchers. In the Pacific, Digicel believes that its brand is equally well regarded. In Papua New Guinea, for example, Digicel has achieved a Net Promoter Score of 63 in 2019, according to market research conducted by independent market researchers.

Digicel’s People

Digicel believes it has successfully developed a unique corporate culture based on entrepreneurship, customer focus and commitment to the communities it serves. As of September 30, 2019, Digicel had approximately 6,099 full-time employees (predominantly non-unionized) across its geographies, with local staff representing approximately 96% of employees. Digicel has a proven track record of success in emerging markets and has developed unparalleled experience in launching and building leadership positions in new markets, as well as successfully integrating acquisitions across its markets. Digicel has a strong, highly experienced and committed team in each of its markets, including expatriates with years of experience in the telecommunications industry and local professionals with deep knowledge of their markets. The executive management team is composed of individuals with the depth and breadth of experience that Digicel believes is necessary to continue to expand its operations, build new networks, launch new products and integrate recent acquisitions as well as potential future acquisitions. Digicel believes its management team has a strong industry track record. Digicel continuously supplements its teams with the resources required to develop new growth areas, such as Cable TV & Broadband, Business Solutions and data monetization. In addition, Digicel’s Chairman, Denis O’Brien, and its Board of Directors have a proven track record in forming and successfully managing telecommunications companies in competitive markets around the world.

Digicel’s Diaspora Platform

In addition to providing its subscribers an ability to top-up their accounts in its markets, Digicel provides, through its Diaspora community initiatives, subscribers and their families the ability to purchase mobile top-up remotely for the use of its subscribers from a wide variety of retail locations, ranging from wire transfer locations to small corner shops in the United States, which has a large immigrant community of Jamaicans and Haitians, and the United Kingdom, which has a large immigrant community of Jamaicans. Digicel has also launched Diaspora sales channels in Canada, France, Dominican Republic, Australia and New Zealand. Digicel’s Diaspora business targets immigrants living in these countries and an estimated remittances market of approximately $19.5 billion. By marketing directly to this diaspora, Digicel can drive international calling and allow these communities to “gift” top-up to people in their markets. To develop our Diaspora product, we have established a Miami-based team and marketing presence in New York, Los Angeles, Texas, Virginia, Canada, Dominican Republic and London. Digicel has created a modular system that allows for easy deployment in other geographies. Digicel estimates that its Diaspora business currently has approximately 14,200 directly branded stores. In addition, the Digicel Diaspora top-up app has been downloaded approximately 2.1 million times. The value of recharges or top-ups from Digicel’s Diaspora business has grown from $26.0 million for the year ended March 31, 2010 to $155.5 million for the year ended March 31, 2019, representing a CAGR of 22.0%.

Digicel’s Differentiated Customer Experience

Digicel believes its focus on providing innovative service offerings and superior customer care results in a more rewarding customer experience and a high degree of customer loyalty. Digicel has developed a deep knowledge of its customers which it uses to provide them with attractive features and plans to meet their needs and budgets. Digicel has introduced many innovative products and features to the Caribbean and South Pacific regions, including online bill viewing, rollover minutes, online recharging of prepaid services, bill payment, mobile financial services and higher speed data services. Digicel has been voted “best overall customer service provider” on a consistent basis in Jamaica in a survey conducted by an independent research body. Digicel has extensive customer reach through approximately 7,730 retail locations as of September 30, 2019 (including 424 exclusive stores) and a dealer and distributor network with approximately 211,073 recharge locations. Digicel believes its track record of providing a differentiated and innovative service to its mobile customers will assist it as it expands its product offering to grow related areas including Cable TV & Broadband and Business Solutions. Digicel places a high value on providing its subscribers with quality customer care and support through digital self-service, as well as inbound and outbound calls, web chat and email. The “Digicel 2030” Transformation Program has concentrated on a new operating model for customer care and greater flexibility for customers, where increasingly the trend is for subscribers to seek and elect to utilize self-service options. The launch of the My Digicel app which enables customers to self-service and top up has proven very successful and has now reached a penetration rate of 14.9% of our smartphone data users at September 30, 2019. In addition, multiple “self-service” contact options have been implemented to enable customers to self-service through their preferred contact option, whether that is through IVR, email, web or web chat or other digital channels.

To improve Digicel’s customer interaction model in particular, Digicel will review and transform all “customer journeys” by leveraging digital and advanced analytics tools. These journeys, which relate to the interactions a customer or potential customer has with Digicel from initiation to completion across a range of activities, including discovery, joining the network, usage and renewal, will be evaluated for both retail and corporate customers. A comprehensive customer experience management system has been put in place that tracks and addresses the quality of our interactions across all channels (desktop, mobile, live chat, email, contact center, retail, MyDigicel App, Chat Bot, social media, etc.).

Digicel’s Operating Efficiency, Cash Flow and Returns

Digicel’s management team is experienced in the implementation of best practices across each of its markets in order to successfully execute strategies to launch new products and services and reduce costs. Digicel’s continuous focus on streamlining its operations and improving efficiency has contributed to Digicel consistently maintaining its Adjusted EBITDA margins above 40% with an Adjusted EBITDA margin of 43.2% for the six months ended September 30, 2019, 43.5% for the six months ended September 30, 2018, 41.7% for the year ended March 31, 2019 and 41.7% for the year ended March 31, 2018. Digicel’s operational excellence is complemented by its ability to selectively deploy its capital in areas which it believes represent attractive opportunities to generate strong returns over time and increase cash flow conversion. Digicel’s cash flow from operating activities was $163.9 million in the six months ended September 30, 2019 and $174.6 million in the six months ended September 30, 2018, and $215.0 million in the year ended March 31, 2019 and $247.1 million in the year ended March 31, 2018. As a percentage of revenue, Digicel’s cash flow from operating activities was 14.4% for the six months ended September 30, 2019 compared to 15.2% for the six months ended September 30, 2018, and 9.3% for the year ended March 31, 2019 compared to 10.2% for the year ended March 31, 2018. Digicel’s operating free cash flow was $321.9 million for the six months ended September 30, 2019 and $447.5 million for the six months ended September 30, 2018, which as a percentage of revenue was 28.2% for the six months ended September 30, 2019 and 38.9% for the six months ended September 30, 2018, and $721.1 million for the year ended March 31, 2019 and $603.3 million for the year ended March 31, 2018, which as a percentage of revenue was 31.3% for the year ended March 31, 2019 and 25.0% for the year ended March 31, 2018. As a non-IFRS measure of performance, Digicel calculates operating free cash flow as (i) the sum of our net cash provided by operating activities, interest received, interest paid, taxation paid, change in operating assets and liabilities, compensation expenses relating to and costs of the voluntary separation program, restructuring costs, foreign exchange (gain)/loss and remediation costs less (ii) Purchase of Property, Plant and Equipment. When adjusted to exclude capital expenditure relating to rollouts of its fiber networks to businesses and homes and the upgrade of acquired cable networks, Digicel’s adjusted operating free cash flow was $353.4 million for the six months ended September 30, 2019 and $494.3 million for the six months ended September 30, 2018, which as a percentage of revenue was 31.0% for the six months ended September 30, 2019 and 42.9% for the six months ended September 30, 2018, and $833.6 million for the year ended March 31, 2019 and $757.4 million for the year ended March 31, 2018, which as a percentage of revenue was 36.2% for the year ended March 31, 2019 and 31.4% for the year ended March 31, 2018, respectively. See “Presentation of Financial and Other Information” for a discussion regarding the use of Adjusted EBITDA, operating free cash flow and adjusted operating free cash flow as financial measures and “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of Digicel’s net (loss)/profit to Adjusted EBITDA and our cash flow from operating activities to operating free cash flow and adjusted operating free cash flow.

Digicel’s Strategy

Digicel is focused on being the leading communications and entertainment platform in each of the markets it serves. This has involved maintaining and improving Digicel’s position in each of its markets by providing its customers with wider mobile coverage, more innovative products and features, a superior customer experience and better value compared to its competitors.

Digicel believes that there are significant synergies from offering a combination of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. In particular, Digicel can leverage its existing brand, people, networks and distribution capabilities to initially support the development of each product line. In addition, the “Digicel 2030” Transformation Program, which is described further below, impacted Digicel’s strategy at almost every level.

“Digicel 2030” Transformation Program

Across the globe, telecom operators are seeking to benefit from significant technological advances (such as LTE, “big data” and associated analytics) and changing customer needs and behavior, which includes the substitution of voice to data usage and, in turn, increased use of services from largely unregulated global internet companies and Over-The-Top (“OTT”) providers, such as Google, Facebook, Amazon and Netflix.

In this context, Digicel responded with the development and launch of the “Digicel 2030” Transformation Program, which was announced in February 2017 and completed in March 2019. It was composed of three critical areas of focus: Digicel’s customer-centric approach, its focus on investment in next generation technology and networks and its continuous drive for operating efficiency, which continue to inform Digicel’s strategy as explained further below. The “Digicel 2030” Transformation Program encompassed a comprehensive and wide scale business transformation agenda across all dimensions of Digicel’s business. Digicel believes that this re-design of its business model and approach to customers combined with the exploitation of next generation technologies is fundamental to ensuring it is well positioned to benefit from the next wave of growth opportunities.

We believe that the “Digicel 2030” Transformation Program will enable Digicel to continue its evolution and further expand into adjacent sectors – including big data, financial services and media solutions in its operating markets.

The goal of the “Digicel 2030” Transformation Program was to ensure that customers feel that they are in control of their communications and entertainment experience and are offered the best services over the most appropriate technology by a business with an efficient and lean organizational structure.

Customer-Centric Approach to Drive Mobile Data Revenues

Following the “Digicel 2030” Transformation Program, Digicel continues to re-build its entire business around its customers and enhancing customer control. A customer-centric approach means that Digicel seeks to put customers at the center of everything that we do. Digicel believes that it will achieve this through an in-depth understanding of its customers and their needs, which is enabled by the increased use of customer data (such as the time, location, type and volume of data usage) and increased use of advanced data analytics. Digicel is building a unified customer view of each of its subscribers, with an aggregated representation of the data it holds across multiple databases about our subscribers that will enable Digicel to better understand their behavior in order to better target them with personalized offers. Digicel seeks to augment this approach with machine learning techniques to predict the next best action for it to take with respect to an individual subscriber. Digicel believes this approach facilitates one-to-one marketing, providing the customer with the optimal offer at the appropriate time delivered through the customer’s preferred medium based on in-depth analysis and segmentation of Digicel’s customer base.

Digicel is continuing to build digital capability aligned around enhanced and integrated apps (including My Digicel), digital sales and service capability (including live chat), which will be supported by the unified customer view as described above. As a result, the customer experience is expected to improve due to sales and service interactions being based on predicted customer preference. In November 2019, a revised and enhanced version of MyDigicel was launched across all markets.

The penetration of apps is a key tool in strengthening the engagement of our customer base through better use of direct marketing tools such as video push and in-app notifications. The penetration of the enhanced My Digicel app as a percentage of our subscriber base has reached 14.9% at September 30, 2019.

Digicel continuously introduces new innovative products and services for its customers. This includes developing more advanced data and content services such as social media packages, music streaming and Digicel’s other proprietary applications.

Digicel seeks to continue to be innovative with respect to its offering and capitalize on opportunities presented by increasing structural convergence of fixed line and mobile services and increasing demand for content and applications across both fixed line and mobile. In addition, Digicel will seek to actively drive the digital agenda in its markets by driving the consumption and adoption of its digital content. This will include Digicel’s Mobile business increasingly leveraging assets and content agreements from its other business lines (mainly Cable TV and Broadband) to be used through its mobile video (e.g., Playgo, SportsMax) and music streaming services (e.g., d’Music) as well as already established services in mobile entertainment (e.g., Newcom) and advertising (e.g., Trend, Loop). All such assets are managed within the same organizational structure to further drive synergies and innovation leveraging existing capabilities.

On February 27, 2019, Digicel announced a partnership agreement with the Turkish telecom operator, Turkcell Iletisim Hizmet (“Turkcell”), which gives us access to Turkcell’s Lifecell platforms. Digicel believes that these platforms and Turkcell’s expertise will provide Digicel with a platform for a digital ecosystem which it believes will accelerate the launch of new digital services. This will include updated versions of Digicel’s proprietary apps and new apps including messaging and cloud storage, among others.

Digicel believes this partnership is a key component of its continuing evolution into a digital operator and will benefit its customers by giving them access to a digital ecosystem of innovative lifestyle products and services. Digicel believes that this will ultimately drive growth in mobile data revenues.

Mobile data represented 53.1% of mobile service revenue for the six months ended September 30, 2019, compared to 49.0% for the six months ended September 30, 2018, and 49.7% for the year ended March 31, 2019 compared to 46.0% and 41.0% for the years ended March 31, 2018 and 2017, respectively. Digicel believes that there are opportunities for it to continue to grow its mobile data business as its smartphone penetration increases and internet access becomes a more necessary aspect of its customers’ lives.

Across Digicel’s markets, the percentage of Digicel’s overall subscriber base that uses mobile data services has grown from approximately 44.3% as of June 30, 2015 to approximately 63.9% as of September 30, 2019. In addition, average data consumption has grown by 673% from 237 Mbs per subscriber per month for the six months ended September 30, 2015 to 1,835 Mbs per subscriber per month for the six months ended September 30, 2019. Digicel is actively seeking new ways to monetize the growth in data demand across its footprint, and this includes a focus on maximizing Digicel’s share of its consumers’ total expenditure through the increased use of customer segmentation and assisted by the network convergence project described below.

Next Generation Technology and Networks

To date, Digicel believes that it has differentiated itself with its customers by having superior mobile networks that have extensive population coverage and use advanced technologies such as 4G and LTE. In addition, as part of its evolution to a total communications and entertainment provider, Digicel has invested in HFC, FTTH and FTTB networks, both organically and through acquisitions, in order to expand its Cable TV & Broadband offering. Our FTTH and FTTB networks can be used to carry mobile data traffic and to support our Business Solutions services.

As part of the ongoing global network transformation being carried out in partnership with leading global providers of integrated telecommunications solutions, Digicel is rolling out LTE in Digicel’s markets and delivering wider and enhanced 4G coverage. LTE has been deployed in 28 markets as of September 30, 2019. The deployment of LTE Advanced Transmission Mode technology facilitates Digicel subscribers achieving peak speeds of up to 225 Mbps on their handsets. With LTE, Digicel subscribers will benefit from significantly enhanced performance and service in terms of speed, quality and access to features. Digicel believes it is the first mobile operator in the Caribbean and Latin America to achieve VoLTE readiness. Digicel plans to implement VoLTE across all markets over time. As VoLTE is implemented in a market, it will allow for the decommissioning of 2G/3G cell sites, letting us reallocate valuable spectrum to offer superior LTE services, driving significant cost savings.

In February 2017, Digicel entered into a multi-year framework agreement with ZTE as part of its global network transformation and, following the lifting of the denial order in July 2018 by the U.S. Department of Commerce Bureau of Industry and Security, Digicel is working with ZTE to complete the transfer of the remaining equipment to it and, as part of its network modernization process, Digicel is also working with other equipment vendors, including Huawei and Ericsson, who are Digicel’s preferred network technology partners.

Digicel’s network transformation project also includes network convergence to leverage the significant investment made by Digicel in both fiber and wireless technologies. The network convergence project is based on a common standardized design of network infrastructure designed to provide a converged wireless and fixed international multi-access network to enable Digicel to provide wholesale, B2B, government, fiber and wireless connectivity services seamlessly across its markets. Network convergence facilitates a leaner and more efficient service model through standardization of operational processes and support organizations. The network convergence project commenced in October 2017 and is expected to be completed by March 31, 2020.

Furthermore, Digicel initiated the modernization of its voice core and service layer infrastructure, which was completed as of March 31, 2019. This will allow Digicel to provide advanced features and functionality to its customers, supporting unique, personalized service bundles for all customer segments. The incorporation of yield management functionality supports customer segmentation and the creation of offerings that optimize network asset utilization. These initiatives will help sustain Digicel’s competitive position in the market. Digicel is also working to offer converged billing and charging platforms for Mobile, Cable TV and Broadband and Business Solutions customers to support the provision of bundled services to all customers.

Other transformation projects are expected to include the virtualization of the core LTE network, through which Digicel will use technology to decouple the functioning of the network from its physical infrastructure to make it more efficient and agile, and further incremental FTTH and FTTB deployments where commercially viable.

Lean Operating Model

As part of the “Digicel 2030” Transformation Program, Digicel began the re-design of its operating model, which involved the transition from a federated business model to a more centralized model benefiting from the implementation of scalable shared platforms and capabilities.

This model results in the alignment of specialist capabilities with market scale. For example, the major markets (such as Jamaica, Haiti and PNG) will have key functions (such as commercial and network) in those markets. Smaller markets, referred to as “cluster markets,” will be served by regional hubs in each of the Caribbean and the Pacific which house back-office functions and centralized shared service support functions e.g., IT, HR, Finance.

This model should allow for a reduction in the layers of decision-making across both technological and commercial capabilities. Digicel believes that this model will also allow for efficiencies in smaller markets and the development of centers of excellence serving the whole group across support functions such as IT, HR and Finance. This de-layering will permit “front-line” staff in our markets to focus on sales and enhanced service delivery while seeking to ensure that common services and functions leverage more efficient and effective shared capabilities so that resources and investment are prioritized to drive competition and innovation.

As a result, Digicel believes it will be able to maintain market level agility and speed in adjusting to changes of external circumstances while maintaining focus on strategic priorities of the business. This marketing and shared services model has generated significant efficiencies to date and a core principle of Digicel’s approach is to simplify and digitalize all possible processes. In parallel, Digicel is also making investments in additional expertise in key growth areas such as Data, Content and Business Solutions and additional global capabilities in areas such as procurement.

As noted above, this marketing and shared services model has generated significant efficiencies and requires a reduced level of staffing by leveraging common scalable platforms and capabilities. Digicel has implemented numerous initiatives under the program including, for example, the reduction of customer call centers in the Caribbean from over 25 to six, the consolidation and outsourcing of certain finance activities to a third party in India, and the launch of a Voluntary Separation Program in March 2017 targeting a reduction of approximately 1,300 employees. After the announcement of the Voluntary Separation Program in March 2017, headcount was reduced by 2,149 employees through September 30, 2019.

Digicel continues to refine its operating model to ensure it is fit for purpose and that its markets have access to the resources needed to implement its strategies.

Digicel recognized one-off restructuring costs (including voluntary separation and employee termination costs) of $55.4 million in connection with the “Digicel 2030” Transformation Program in the year ended March 31, 2019. As noted above, the program was completed in March 2019, and as a result, no such costs were recognized in the six months ended September 30, 2019.

The other key elements of Digicel’s strategy include:

Leverage Digicel’s Platforms to Promote Growth of Digicel’s Business Solutions Unit

Digicel seeks to grow its revenue from ICT services through its Business Solutions unit. It believes that this is a growing business in its markets where businesses are beginning to see the benefits of increased investment in ICT. The mobile markets in which Digicel operates have reached comparable levels of mobile penetration with more developed markets and, similarly, Digicel expects the level of demand for ICT in its markets to increase.

Management believes next generation wireless and fiber network infrastructures, where present, ideally position Digicel to service increasing demand arising from corporate (including small and midsize enterprises) customers and government entities and to benefit from the convergence of fixed and mobile usage. Digicel’s Business Solutions unit has a particular focus on high-margin, recurring long-term corporate and government contracts.

Telecommunications and Business Solutions services to corporations (including small and midsize enterprises) represent a significant market worldwide. For example, according to McKinsey, the estimated revenues for calendar year 2015 generated by the combination of Business to Business IT Services and Business to Business Telecommunications services (in aggregate, the types of services Digicel provides in its Business Solutions business) were, as a percentage of GDP, approximately 3.0% in the U.S. and Canada, 2.6% in Western Europe, 2.6% in the Middle East and Africa and 1.8% in Latin America.

Digicel’s Business Solutions unit leverages its brand, market knowledge, networks, distribution and tailored solutions to stimulate demand among local businesses and government entities in its markets and develops their understanding of ICT and the benefits it can provide to their operations. Since rolling out its Business Solutions services, Digicel believes it has, in some instances, expanded the target market by offering high-quality products and services that were previously unavailable or unaffordable within its markets. Digicel provides services such as voice and data connectivity, cloud computing services, cloud hosted unified communications, managed networking and security services, services related to the IOT and networking and mobility solutions to government entities and corporations (including small and midsize enterprises) in all of its markets. To support the expansion of its Business Solutions business, Digicel had 709 professionals in this business area as of September 30, 2019. Business Solutions revenue represents high margin business and, in addition to its FTTB networks, the Business Solutions services can leverage Digicel’s other infrastructure in undersea and other fiber networks.

Explore Investment Opportunities

With its proven track record of launching in new markets and integrating acquired operations, Digicel seeks to generate value through a disciplined acquisition strategy and proven integration capabilities. Digicel deploys capital across its portfolio through value enhancing acquisitions with the aim of generating strong cash flow and operational synergies. Digicel seeks to create value by implementing operational improvements and leveraging economies of scale and scope, as well as pursuing in-market consolidation and attractive diversification with Business Solutions, Cable TV & Broadband, and digital opportunities. Digicel’s decision to enter into a new market or invest in new revenue streams and technology is based on, among other factors, an in-depth evaluation of the size of the market, penetration levels, communications infrastructure, economic and regulatory environment, strength of existing service providers and its ability to obtain an attractive return on its investment. In addition, Digicel has sought to explore opportunities in certain markets in which Digicel does not have a mobile operating license but which have similar characteristics to its current markets. Consistent with this strategy, Digicel continually explores and engages in discussions concerning potential acquisitions, some of which may be material.

The Digicel Foundations

Among the charitable organizations through which Digicel provides ongoing support to local communities are the Digicel Foundations. The Digicel Foundations are nonprofit organizations that distribute and utilize funds on a charitable basis for the sole purpose of building communities and community spirit in the countries of Jamaica (founded in 2004), Haiti (founded in 2007), Papua New Guinea (founded in 2008) and Trinidad and Tobago (founded in 2012). These foundations are administered by a separate management team and report to their own board of directors. The Digicel Foundations focus particularly on youth-oriented programs with a particular focus on education and special needs as well as projects that encourage self-sufficiency in the local community. To this end, the Digicel Foundation in Haiti has built approximately 179 schools across the country, and the Digicel Foundation in Papua New Guinea has built approximately 558 classrooms as well as funding 43 health projects across the country. Digicel’s operating companies in these markets make annual donations to their local Digicel Foundation. The Digicel Foundations also raise funds from other sources. Many of Digicel’s employees work with the Digicel Foundations and serve on their boards to assist communities by contributing their time, expertise and leadership to projects in the local community. Digicel believes these initiatives have strengthened its ties with the local communities in these markets.

Digicel’s History

Digicel was founded in October 2000 by its Chairman, Denis O’Brien. Mr. O’Brien has vast experience in the telecommunications industry having created and launched Esat Telecom and Esat Digifone in Ireland. Digicel launched its initial mobile operation in Jamaica in April 2001. After achieving success in Jamaica and becoming the mobile market leader within 15 months of launch, Digicel expanded to other markets in the Caribbean and the South Pacific through a combination of launching new businesses and acquiring other existing operations which were subsequently rebranded as Digicel. Digicel has set out below a summary of the key events in the history of Digicel as it relates to new market launches and acquisitions:

·	During 2003 and 2004, Digicel launched new operations in St. Lucia and St. Vincent and the Grenadines (March 2003), Aruba (July 2003), Grenada (October 2003), Barbados (February 2004) and the Cayman Islands (March 2004).

·	In March 2005, Digicel acquired 100% of the share capital of Curaçao Telecom N.V. and its subsidiaries and re-launched services under the Digicel brand in April 2005.

·	In June 2005, Digicel entered into an agreement to acquire Cingular’s operations in Digicel’s existing markets of St. Lucia, St. Vincent and the Grenadines and Grenada, Barbados and the Cayman Islands and in new markets of Bermuda, St. Kitts and Nevis, Antigua and Barbuda, Anguilla and Dominica. The completion of these acquisitions took place between August 2005 and March 2006.

·	In March 2006, Digicel entered into a share purchase agreement with Bouygues Telecom to acquire 100% of the shares of French West Indies based Bouygues Telecom Caraibe providing GSM cellular service in the markets of Martinique, Guadeloupe and French Guiana. The acquisition was completed in April 2006.

·	In April 2006, Digicel launched new operations in Trinidad and Tobago.

·	In May 2006, Digicel launched new operations in Haiti.

·	In July 2006, Digicel launched new operations in Turks and Caicos and Bonaire.

·	In October 2006, Digicel completed its acquisition of a mobile operator providing GSM services in El Salvador. The El Salvador mobile operations had approximately 108,000 subscribers on the date of acquisition. In April 2007, Digicel re-launched this business as Digicel El Salvador.

·	In November 2006, Digicel completed its acquisition of a mobile operator providing GSM services in Guyana with approximately 18,000 subscribers on the date of acquisition. In February 2007, Digicel re-launched this business as Digicel Guyana.

·	In February 2007, Digicel acquired the mobile business of Telfonia Bonairino NV (“Telbo”), an existing competitor in the Bonaire market. Through this acquisition, Digicel migrated the Telbo subscriber base, which consisted of just over 6,000 subscribers to Digicel’s base in Bonaire.

·	In November 2007, Digicel launched new operations in Suriname.

·	In November 2008, Digicel launched new operations in the British Virgin Islands.

·	On September 11, 2009, Digicel completed the acquisition of a competitor, Orange Dominica, a subsidiary of France Telecom. This business was consolidated into Digicel’s existing operations in Dominica.

·	In April 2010, Digicel acquired 100% of DPL, with six operating markets in the South Pacific region. At the time of the acquisition, Denis O’Brien held an 82.4% equity interest in DPL. DPL’s first operating market in the South Pacific region was Samoa. Digicel (Samoa) Limited was granted a cellular license in April 2006 and commenced operations following the acquisition of Telecom Samoa Cellular Limited in September 2006 which was re-launched as Digicel Samoa in November 2006. Digicel (PNG) Limited was issued a cellular license in Papua New Guinea in March 2007 and launched operations in July 2007. DPL, through Digicel (Tonga) Limited, acquired the assets of Shoreline Communications Limited, which traded as “TonFon,” in Tonga in December 2007 and re-launched operations under the Digicel brand in May 2008. Digicel (Vanuatu) Limited launched operations in June 2008 and Digicel (Fiji) Limited was launched in October 2008 in Fiji. In September 2009, Digicel (Nauru) Corporation launched operations in Nauru.

·	In October 2010, Digicel purchased 100% of the share capital of Data Nets Limited, a Papua New Guinean based internet service provider and ICT integrator.

·	In February 2011, Digicel purchased 51% of the share capital of Netxar, a Puerto Rican-based ICT integrator. Digicel acquired the remaining shares in Netxar in March 2013. Following the acquisition, Digicel successfully integrated Netxar’s technical expertise and Cisco capabilities and certifications into its wider Business Solutions offering and, on March 31, 2016, Digicel disposed of its interest in Netxar to its original founder and CEO.

·	In March 2011, Digicel signed an agreement with America Movil to acquire its Claro business in Jamaica, and to sell to America Movil its business in El Salvador. As part of the same transaction, DHCAL, in which Digicel owns a 44.97% stake, agreed to sell its Honduran operations to America Movil. On November 30, 2011, Digicel completed the acquisition of America Movil’s Claro business in Jamaica and DHCAL completed the sale of its Honduras operations to America Movil. On September 27, 2012, the Competition Authority in El Salvador rejected the application by America Movil to purchase Digicel El Salvador on the basis that it could reduce competition in the market. As such, the agreement was terminated and the El Salvador operation remains part of Digicel. The termination of the agreement with America Movil, in relation to Digicel El Salvador, did not impact the previously concluded transactions in Jamaica and Honduras in any way.

·	In March 2012, Digicel acquired Voila, an operator in Haiti previously owned by U.S.-based Trilogy International Partners.

·	In November 2013, Digicel acquired Caribbean Cable Communications Holding Ltd, a cable and internet service provider in Anguilla, Nevis and Montserrat.

·	In November 2013, Digicel increased its shareholding to 75% in First Communications Limited in Jamaica. The company, which trades as NewCom, provides content and other products for VAS to Digicel and other companies.

·	In February 2014, Digicel acquired SAT Telecommunications Ltd. in Dominica. SAT Telecommunications Ltd. provides a range of TV, telephony and broadband internet services to residential and business customers. In October 2014, Digicel re-launched SAT Telecommunications Ltd. in Dominica as “Digicel Play.”

·	In April 2014, Digicel acquired TCI Broadcasting Limited, which has been providing cable television services in the Turks and Caicos for over 30 years operating under the “WIV Cable” brand, and its sister company TCT, which operates the TCExpress High Speed Cable Internet Service in Turks and Caicos. These operations were rebranded Digicel Play in February 2015.

·	In September 2014, Digicel acquired Telstar Cable Limited in Jamaica. Telstar Cable Limited is a provider of cable TV, broadband and fixed telephony services in Jamaica.

·	In September 2014, Digicel acquired International Media Content Ltd., parent company of regional sports broadcaster, SportsMax, and North American broadcaster CEEN-TV. Currently available in 26 countries across the Caribbean, SportsMax is the first and only indigenous 24-hour dedicated sports cable channel carried throughout the Caribbean region featuring a strong mix of international, regional and local sports content including: the UEFA Champions League, West Indies cricket, the Indian Premier League and the IAAF Grand Prix.

·	In September 2014, Digicel completed its acquisition pursuant to a share and asset purchase agreement entered into in December 2013 with Global Caribbean Fibre SAS to acquire certain subsea fiber assets in the Eastern Caribbean region. This acquisition provides Digicel with a wholly owned subsea fiber optic cable network providing capacity from Trinidad and Tobago connecting 12 countries to Puerto Rico with onward connectivity to the United States. In total, Digicel secured access to a network comprising 15 subsea segments with a reach of some 3,000 km across the Caribbean region.

·	In October 2014, Digicel acquired Channel 8, which is a Cable TV operator in Papua New Guinea.

·	In November 2014, Digicel acquired a 60% shareholding in Hitron Limited. Hitron provides Cable TV and internet service provider (“ISP”) services across a multichannel multipoint distribution service network in Port Moresby in Papua New Guinea, wholesale content services to some small local cable operators and remote communities such as mining camp. It also implements and maintains VSAT systems for remote areas. In May 2016, Digicel acquired the remaining 40% non-controlling interest.

·	On January 9, 2015, Digicel executed a combination agreement with respect to the acquisition of BHL, which is now called Digicel Holdings (BTC) Limited and owns 100% of the share capital of BTC, and completed the acquisition on June 1, 2015. BTC is the leading fixed telephony provider in Bermuda and also provides broadband services.

·	On July 29, 2015, Digicel acquired Allcom, a leading ICT business in Papua New Guinea.

·	On September 18, 2015, Digicel entered into an agreement with Fiji Television Limited to acquire the assets related to the “Sky Pacific” business including the customer contracts, brand and related trademarks. The transaction was completed on April 1, 2016. Sky Pacific is a satellite-delivered, direct-to-home pay TV service based in Fiji covering 14 island countries in the South Pacific. On October 16, 2015, Digicel acquired an 80.0% interest in Paymaster Jamaica Limited which provides bill payment services to customers in Jamaica and the U.S.

·	On October 18, 2015, Digicel acquired Prism Services Holdings Limited which has provided business-to-business outsourcing services to clients in the Caribbean since 1993. The outsourcing services include mail processing services, loyalty program service, interbank processing systems, physical information storage and a data center. Prism Services Holdings Limited provides services in 22 countries across the Caribbean and operates from four locations (Barbados, Trinidad, Jamaica and the Bahamas).

·	On March 21, 2016, Digicel signed an agreement to acquire Santa Barbara Utilities N.V. which trades as Tres Networks in Curaçao. The transaction closed on September 30, 2016. Tres Networks provides residential and business customers with state-of the-art high-speed internet, telephony and digital video services over Curaçao’s first fiber optic network.

·	On May 3, 2017, Digicel signed an agreement to acquire IDOM Technologies, a provider of Business Solutions services in the French West Indies and La Réunion (a French department in the Indian Ocean). The transaction closed on August 25, 2017. IDOM Technologies’ 265 kilometer fiber optic network enhances Digicel’s reach and ability to offer Business Solutions to customers across Martinique, Guadeloupe, French Guiana and La Réunion.

·	On July 26, 2017, Digicel acquired a 16.6% shareholding in Tonga Cable Limited, which owns submarine fiber optic cables connecting Tonga and Fiji and is building an extension of the cable system to the outer Tongan island groups of Vava’u and Ha’apai to improve telecommunication services in both islands.

Digicel has a disciplined approach to acquisitions and evaluates opportunities to pursue its growth strategies both organically and through targeted acquisitions. Digicel has extensive experience in selecting, acquiring and integrating a portfolio of telecommunications assets. In the past, Digicel has been able to generate benefits to its business from acquisitions. For example:

·	In certain markets, where Digicel has acquired an incumbent operator as a means to enter a market, it has significantly improved the performance of the acquired business. In the French West Indies, Digicel completed the acquisition of Bouygues Telecom in April 2006. Prior to Digicel’s acquisition, Bouygues Telecom generated revenue of approximately $124 million and Adjusted EBITDA of approximately $24 million for the year ended December 31, 2005. Digicel completed its acquisition of Bouygues Telecom Caraibe in April 2006 and the French West Indies business generated revenue of $163.4 million and Adjusted EBITDA of $52.1 million in the year ended March 31, 2019.

·	In other markets, where Digicel has launched Greenfield businesses and subsequently completed bolt-on acquisitions in those markets, Digicel has successfully integrated the acquired businesses into its existing operations and improved their market position. For instance, Digicel completed the acquisition of Cingular’s Caribbean operations in 2005 and 2006 and Digicel integrated the acquired businesses in St. Lucia, St. Vincent and the Grenadines, Grenada and Barbados into its existing operations. Digicel currently holds the number one position in these markets. More recently, Digicel has completed the acquisition of a number of cable broadband, cable TV and content businesses to take advantage of the structural convergence of mobile and fixed services and to seek to realize network, technology and operational synergies by integrating these acquired businesses with its existing mobile operations and re-launching them under the “Digicel” brand.

Digicel regularly considers opportunities to expand its business in the Caribbean, Central America and the South Pacific, through acquisition of licenses and build-out of new operations and acquisitions, joint ventures or strategic investments in other telecommunications operators. Digicel assesses opportunities on an ongoing basis and regularly has discussions with other companies about potential transactions, some of which could be material. Digicel’s decision to enter into a new market is based on, among other factors, an in-depth evaluation of the size of the market, penetration levels, communications infrastructure, economic and regulatory environment, strength of existing service providers and Digicel’s ability to obtain an attractive return on its investment. By expanding its footprint, Digicel seeks to realize further economies of scale and diversify its operational, regulatory and currency risks.

Digicel Group Limited was incorporated under the laws of Bermuda on February 5, 2007 and is the holding company for all of Digicel’s operations across the Caribbean and South Pacific regions.

The Digicel Brand

The Digicel brand is one of Digicel’s most significant assets. Digicel believes it is known among its subscribers as a young, vibrant and innovative company that brought affordable and high-quality communications services to the Caribbean and South Pacific markets, attracting a loyal clientele and serving areas and populations that have been historically neglected by its competitors. Through the use of extensive marketing tools, Digicel believes it has cultivated the image of a total communications and entertainment provider that successfully challenges the status quo and brings quality services, real choice and value to all market segments.

Throughout the Caribbean, Digicel believes that its brand is one of the most well-regarded mobile telecommunications brands. In Jamaica, for example, Digicel has achieved a Net Promoter Score of 41 for customer satisfaction in 2019, which compares favorably to the industry average Net Promoter Score of 32 for cell phone providers in the United States, according to market research conducted by independent market researchers. In the Pacific, Digicel believes that its brand is equally well regarded. In Papua New Guinea, for example, Digicel has achieved a Net Promoter Score of 63 in 2019, according to market research conducted by independent market researchers.

To further enhance its brand, in February 2019, Digicel commenced an extensive “Brand Reboot” program across all operations in the Caribbean, Central America and Asia Pacific. The program spanned all functional areas of the organization and across all consumer and business units. The purpose of this program is to position Digicel as a digital operator and deliver an exciting new digital ecosystem that is in line with customers’ Digital Lifestyles. Digicel’s self-service app (“My Digicel”) will be the cornerstone of our personalized marketing and communication strategy going forward. This program will launch externally in late fiscal 2020 or early fiscal 2021.

Digicel is also committed to supporting social and cultural initiatives as part of its efforts to continue building on Digicel’s market leadership. Digicel sponsors major sporting events and teams across the Caribbean, the CPL, which is the region’s international T20 Cricket showcase, Usain Bolt, Machel Montano, most Special Olympics teams in the majority of Digicel’s markets, as well as an extensive sponsorship of grassroots programs such as school boy football in Jamaica. Digicel believes initiatives like these are indicative of its commitment to the people of the Caribbean and have contributed to the community’s perception of Digicel as a local company. Digicel’s major regional sponsorships have ensured brand exposure across all Digicel territories, especially with Digicel’s sponsorship and ownership of the CPL, through which Digicel attracted approximately 200 million unique viewers worldwide across our broadcast and digital platforms in 2017.

Digicel sponsors the teams for the Special Olympics in most of its markets in the Caribbean and the Pacific. In addition, Digicel Panama, in which Digicel holds an associated interest through an unrestricted subsidiary, sponsors Special Olympics teams in Panama. Digicel supplements its financial support to these Special Olympics teams with fundraising and community activities.

In the South Pacific, Digicel’s sponsorship includes netball, rugby leagues and events. In Fiji, Digicel currently sponsors the national netball team; in Vanuatu, Digicel sponsors the national cricket team; and in Papua New Guinea, Digicel sponsors the PNG Hunters rugby league team. In Papua New Guinea, Digicel also developed the “Digicel Cup” to promote and develop the nation’s rugby league. Since then, “Digicel Cup” has become Papua New Guinea’s premier Rugby League tournament and it now has ten semi-professional teams from across the nation. In Fiji, Digicel has developed “The Digicel Cup,” which is Fiji’s nationwide provincial rugby union championship.

Digicel is also a strong supporter of music and culture across its markets. Digicel sponsors the Rising Stars talent show which started in Jamaica in 2004 and was launched in the Eastern Caribbean in 2006 and Trinidad and Tobago in 2007. In addition, Digicel sponsors Carnival, an artistic and creative festival which takes place across the Caribbean region which includes parades and concerts, and has also partnered with Tuff Gong International, the commercial arm of the Bob Marley family, distributing content to Digicel’s customers from the legendary reggae artist and also hosting an annual free concert in Kingston, Jamaica as a tribute to Bob Marley on the anniversary of his birthday. Digicel also hosted a music academy in 2017, which utilized regional brand ambassador Machel Montano across 14 Digicel markets and drove usage of Digicel digital products PlayGo and d’Music.

Separate from its marketing activities, Digicel provides ongoing support to local communities through charitable organizations, such as the Digicel Foundations. See “—The Digicel Foundations” above.

Digicel’s Operations

Digicel’s business is currently organized into ten reporting segments: Papua New Guinea, Haiti, Jamaica, Trinidad and Tobago, French West Indies, El Salvador, Bermuda, Guyana, Eastern Caribbean markets (consisting of its operations in St. Lucia, Grenada and St. Vincent and the Grenadines), and Other Locations (consisting of its operations in all of its other markets). The following table presents, for the periods indicated, selected financial and operating data for each reporting segment in which Digicel has mobile operations.

	Segment Revenue(1)
	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
Market	(in millions)
Papua New Guinea	$171.8	$163.1	$344.8	$333.2	$361.2

	Segment Revenue(1)
	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
Market	(in millions)
Haiti	137.2	160.0	307.4	354.5	380.3
Jamaica	178.0	172.7	349.2	380.3	418.6
Trinidad and Tobago	133.3	125.4	254.3	262.8	260.8
French West Indies	75.3	82.6	163.4	175.8	172.9
El Salvador	38.9	41.8	85.7	85.0	90.1
Bermuda	46.9	47.3	90.9	92.4	92.4
Guyana	44.2	44.2	88.8	87.1	92.1
Eastern Caribbean(3)	36.8	31.1	66.8	63.9	67.0
Other Locations(4)	279.0	283.4	550.9	580.9	569.6
Total	$1,141.4	$1,151.6	$2,302.2	$2,415.9	$2,505.0

	Segment Adjusted EBITDA(2)
	Six Months Ended September 30,			Year Ended March 31,
	2019	2018	2019	2018	2017
Market	(in millions)
Papua New Guinea	$82.0	$71.3	$160.5	$138.0	$159.3
Haiti	63.1	83.3	160.3	190.2	202.5
Jamaica	89.9	85.7	154.4	166.7	158.0
Trinidad and Tobago	68.0	63.5	135.0	134.0	139.9
French West Indies	24.2	26.9	52.1	61.2	70.3
El Salvador	10.4	6.1	11.6	9.6	7.8
Bermuda	15.5	19.5	32.7	44.2	42.6
Guyana	27.4	28.5	56.4	62.9	58.0
Eastern Caribbean(3)	15.7	18.7	28.2	37.3	31.8
Other Locations(4)	96.9	97.3	168.8	163.0	161.6
Total	$493.1	$500.8	$960.0	$1,007.1	$1,031.8

(1)	The revenue shown above is presented before the elimination of intercompany revenues and recharges between the markets.

(2)	See note 3 to the “Summary—Summary Consolidated Financial and Operational Information” for a reconciliation of Adjusted EBITDA to consolidated net (loss)/profit. Adjusted EBITDA is the primary measurement we use for segment purposes. See note 5 to our consolidated financial statements.

(3)	St. Lucia, Grenada and St. Vincent and the Grenadines.

(4)	“Other Locations” include Anguilla, Antigua and Barbuda, Aruba, Barbados, Bonaire, the British Virgin Islands, the Cayman Islands, Curaçao, Dominica, Fiji, St. Kitts and Nevis, Nauru, Samoa, Suriname, TCI, Tonga, and Vanuatu, for all periods presented. Unallocated represents revenues and profits/(losses) arising from miscellaneous other sources and the elimination of inter-segment revenues and profits.

Digicel operates in markets that traditionally did not have widespread access to communications services prior to its entry, and Digicel has a proven track record in accelerating access to telecommunications and increasing mobile penetration by expanding the range of its services (e.g., VAS) and the innovative delivery of those services (e.g., diaspora initiatives). Digicel continuously leverages its networks, leadership, brand recognition and knowledge of its customers and markets to launch new products and services to become a leading total communications provider in its markets. The following table provides an overview of the different products and services Digicel currently provides in each of its markets:

Products and Services
Market	Mobile	Business Solutions	Cable Broadband	TV
Jamaica	✓	✓	✓	✓
St. Lucia	✓	✓
St. Vincent and the Grenadines	✓	✓
Aruba	✓	✓
Grenada	✓	✓
Barbados	✓	✓	✓	✓
Cayman Islands	✓	✓
Curaçao	✓	✓	✓	✓
Anguilla	✓	✓	✓	✓
Dominica	✓	✓	✓	✓
St. Kitts and Nevis(1)	✓	✓	✓	✓
Antigua and Barbuda	✓	✓
Bermuda	✓	✓	✓	✓
French Guiana	✓	✓
Guadeloupe	✓	✓
Martinique	✓	✓
Trinidad and Tobago	✓	✓	✓	✓
Haiti	✓	✓
Bonaire	✓	✓
Turks and Caicos	✓	✓	✓	✓
El Salvador	✓	✓
Guyana	✓	✓
Suriname	✓	✓
British Virgin Islands	✓	✓
Montserrat	✓	✓	✓	✓
La Réunion		✓
Samoa	✓	✓		✓
Papua New Guinea	✓	✓		✓
Tonga	✓	✓		✓
Vanuatu	✓	✓		✓
Fiji	✓	✓		✓
Nauru	✓	✓		✓

(1)	Cable TV only provided in Nevis.

The following table has a breakdown of Digicel’s revenue by product line:

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
Revenue by Product Line:
Mobile
Data/VAS	$432.6	$403.7	$821.2	$832.1	$779.9
Voice	382.3	420.6	829.6	975.1	1,121.6
Total Mobile	814.9	824.3	1,650.8	1,807.2	1,901.5
Business Solutions	121.1	120.7	247.6	213.9	176.0
Cable TV & Broadband	101.0	94.2	190.7	176.0	155.1
Other Revenue	59.4	68.6	120.7	147.4	189.8
Service Revenue	1,096.4	1,107.8	2,209.8	2,344.5	2,422.4
Handset/Equipment Revenue	45.0	43.8	92.4	71.5	82.6
Total Revenue	$1,141.4	$1,151.8	$2,302.2	$2,415.9	$2,505.0

Revenue from Digicel’s Business Solutions business is growing rapidly and this is one of the key areas of focus for Digicel. More recently, Digicel expanded into Cable TV & Broadband in certain markets to stimulate and satisfy the increasing demand for these services in its markets.

Mobile

Overview

Digicel is a leading mobile telecommunications operator in the Caribbean and South Pacific regions with approximately 12.9 million subscribers as of September 30, 2019, of which approximately 91.9% were prepaid subscribers. Digicel launched mobile services in Jamaica, its first market, in 2001 and became the market leader within 15 months of launch, based on a strategy that it has since replicated successfully across many of its markets. Digicel currently operates mobile communications services in 31 markets, with an aggregate population of 33.4 million people, and Digicel believes it is the mobile market leader with over a 50% subscriber market share in 20 of those 31 markets.

Digicel has been a leader in introducing prepaid services to broad segments of the Caribbean and South Pacific markets, which it believes is a key reason for the dramatic increase in wireless penetration in its markets and a significant contributor to the growth in its market share. According to the ITU, mobile penetration was over 100% in 2016 for 15 of Digicel’s 25 operating markets for which it provides information. In many of these markets, mobile penetration was significantly lower prior to the launch of Digicel’s services. For example, in Jamaica, mobile penetration has grown from 23% in 2001 to 101% in 2019. In Haiti, mobile penetration grew from 5% in 2005 to 58% in 2019, and Digicel believes that there is potential for this to grow further. Similarly in Papua New Guinea, mobile penetration has grown from 2% in 2006 to 30% in 2019, with potential for further growth as the economy grows.

Digicel aims to differentiate its value proposition from the competition by providing simplicity of choice and predictability of service charges. The key objective is to build the trust of customers with consistent delivery of a superior customer experience.

Digicel builds mobile product offerings to drive customer commitment and loyalty. The pricing strategy for mobile services implemented over recent quarters focuses on addressing key industry challenges including, but not limited to the decline in revenues from traditional voice and messaging services, the impact of increased usage of services provided by OTT operators and the explosion of demand for mobile data driven by a mass market smartphone adoption.

Digicel is focused on maintaining and improving its position in its markets by providing better service, wider coverage, innovative products and services and a superior customer experience than its competitors at competitive prices while increasing revenue and improving margins. Digicel uses its customer knowledge to tailor its offerings to their changing needs and budgets. Digicel’s strategy in the mobile area includes providing mobile networks which provide nearly full population coverage in each market and increasing the level of smartphone penetration with more affordable handsets made available through Digicel’s wide distribution networks to foster an ecosystem of content and applications to promote customer retention and revenue growth.

Digicel currently offers 4G (HSPA+) technology in each of its 31 markets and, as of September 30, 2019, has deployed LTE in 28 of its 31 markets. Its network included approximately 6,370 cell sites as of September 30, 2019 and it has significant spectrum positions with over 3.6 billion MHz-pops. Digicel is investing significantly in its network. This investment will support the roll-out of LTE in all markets as well as delivering wider and enhanced 4G coverage. The deployment of LTE Advanced Transmission Modes technology facilitates Digicel subscribers achieving peak speeds of up to 225 Mbps on their handsets. LTE Advanced Transmission Modes technology is a formal term from the 3rd Generation Partnership Project standardization body. Digicel optimizes its network utilization with tailored, tiered-pricing strategies, and retains the ability to quickly expand bandwidth through a network structure that allows fast upgrades and leverages its current spectrum holdings. Digicel’s network capacity allows it to expand its data/VAS applications, which include email, messaging, internet access and more advanced services such as social media packages, music streaming, video streaming and its own proprietary mobile apps, including “Loop” (the most downloaded news app in its markets). Data/VAS has become an increasingly important portion of mobile revenue, rising from 31.7% of its total mobile service revenue for the year ended March 31, 2015 to 53.1% in the six months ended September 30, 2019, with much of the increase coming from such more advanced services, which Digicel offers through value-based pricing built around its customers’ usage patterns (e.g., charging by service such as “Facebook-only” plans). Driven by an increase in availability of affordable smartphones, including Digicel-branded Android devices, smartphone penetration reached approximately 57.8% of its subscriber base on September 30, 2019 from 34.8% on June 30, 2015, which has enabled growth in data/VAS revenue and management believes will continue to do so.

Digicel has extensive customer reach through approximately 7,730 retail locations as of September 30, 2019 (including 424 exclusive stores) and a dealer and distributor network with approximately 211,073 recharge locations. Importantly, Digicel’s Diaspora community business allows a population of approximately ten million residents in the United States, the United Kingdom, Canada, France, Dominican Republic, Australia and New Zealand that are immigrants or descendants from inhabitants of its markets to purchase mobile top-ups, which relates to subscribers “topping up” or “recharging” their prepaid phones, remotely for the use of Digicel’s subscribers. Digicel generated revenue of $155.5 million in the year ended March 31, 2019 through Digicel’s Diaspora channel compared to $26.0 million in the year ended March 31, 2010, representing a CAGR of 22.0%.

In the six months ended September 30, 2019, Digicel generated $814.9 million of revenue from mobile services, compared to $824.3 million in the six months ended September 30, 2018, representing a decrease of 1.0%. In the year ended March 31, 2019, Digicel generated $1,650.8 million of revenue from mobile services, compared to $1,807.2 million in the year ended March 31, 2018, representing a decrease of 8.7%.

The table below sets out certain data of Digicel’s Mobile product line:

	Six Months Ended September 30,		Year Ended March 31,
	2019	2018	2019	2018	2017
Mobile Subscribers (in millions):
Papua New Guinea	2.1	2.6	2.1	2.6	2.7
Haiti	4.5	4.5	4.6	4.7	4.6
Jamaica	2.1	2.2	2.2	2.2	2.2
Trinidad and Tobago	0.8	0.8	0.9	0.8	0.9
French West Indies	0.5	0.5	0.5	0.5	0.5
El Salvador	1.0	1.1	1.1	1.1	1.0
Guyana	0.4	0.4	0.4	0.4	0.4
Eastern Caribbean	0.5	0.5	0.5	0.6	0.6
Other Markets	0.9	1.0	1.0	1.0	1.0
Total	12.9	13.7	13.2	13.8	13.8
Pre-paid % of mobile subscribers (%)	91.9%	92.1%	91.7%	92.0%	92.6%
Smartphone Penetration (%)	57.8%	55.4%	58.4%	56.2%	50.7%
ARPU ($)	10.5	11.3	10.1	11.0	11.5
Monthly Mobile Churn (%)	4.6%	4.5%	4.4%	3.9%	4.1%
SAC as a percentage of Mobile revenues (%)	1.6%	1.9%	2.2%	2.6%	4.1%

Products and Services

Digicel seeks to provide innovative data and voice services and applications aimed at different customer needs to improve customer satisfaction and increase revenue. Digicel offers its services on both a prepaid and postpaid basis and market to retail and business customers.

Mobile Voice

With the increased penetration of smartphones, there has been increased usage of services provided by OTT operators which have resulted in a reduction in revenues from traditional voice services. Digicel is actively addressing the decline in its voice revenue by bundling voice services with data and offering options of unlimited voice. We believe that the cost effective bundling of voice and data products combined with product innovation will lead to increased customer retention and share of customer spend.

The following are some examples of recent product innovations:

·	“Quick Pick” — unlimited voice packages combined with tiered and metered data allowances driving customer commitment.

·	“Postpaid Freedom Plans”— unlimited voice and tiered data proposition allowing for easy and simple migration of base from prepaid towards postpaid commitment that is instrumental in protecting future revenue streams.

·	“Credit advance”— enables certain subscribers to request an advance (for a small service fee) which allows them to continue to use their phone without prepaying for recharge. The availability of this service is subject to subscribers meeting certain criteria. Upon the subscriber’s next recharge, the advanced credit and the service fee are deducted from the total value of such recharge and the subscriber continues to use the prepaid service related to the balance of the respective last recharge.

·	“Dynamic Discount Tariffing (“DDT”) — this service is currently available in Haiti and certain areas of Jamaica and Suriname. It offers subscribers discounted call rates depending upon customer profile, time of day, location and network utilization. With DDT, subscribers are offered discounts (which may be up to 90%) for calls done at certain off-peak times, on their on-net calls which will vary by hour and as they move between cell sites. At busy times and locations, the discounts are much lower leading to effective price premium for price sensitive customers, which helps manage network utilization. The discount for each hour is shown via a flash message or Unstructured Supplementary Service Data (“USSD”) message depending upon the handset that is accessing the service. Digicel believes that DDT is a subscriber proposition that shows real and immediate value to price sensitive subscribers and leverages the spare capacity in its networks.

In the six months ended September 30, 2019, Digicel’s mobile voice services generated revenue of $382.3 million, compared to $420.6 million in the six months ended September 30, 2018, representing a decrease of 9.0%. In the year ended March 31, 2019, Digicel’s mobile voice services generated revenue of $829.6 million, compared to $975.1 million for the year ended March 31, 2018, representing a decrease of 14.9%.

Mobile Data

Data is an increasingly important component of Digicel’s revenue growth, rising from 31.7% of its mobile service revenue in the year ended March 31, 2015, to 49.7% in the year ended March 31, 2019, and to 53.1% in the six months ended September 30, 2019. The increase in data revenue is facilitated by an increase in availability of affordable smartphones, including Digicel-branded Android devices. Smartphone penetration reached approximately 57.8% of its subscriber base on September 30, 2019 from 34.8% on June 30, 2015.

Digicel expects the deployment and adoption of LTE across all of its markets to drive further growth in the demand for data services. Digicel also expects to generate additional revenue from its LTE services by, among other things, maintaining metered allowances for data services with organic demand growth driven by higher network speeds.

An important catalyst for the increase in data has been Digicel’s innovative product and service offerings which include:

·	Providing a predictable data experience with bundles, whereby subscribers have an increased level of certainty relating to the cost and availability of data services, and greater clarity on the costs of additional services which are not included in bundle offerings. In addition, in the second half of the year ended March 31, 2018, Digicel changed its data plans across most markets to provide additional value to customers by reducing both the data “billing increments” and the rates charged for out-of-bundle data usage.

·	Driving voice/data combination bundles covering unlimited voice and metered data allowing for the cross-selling of data services to voice-orientated customers.

·	Monetization of data growth by reducing free data access.

·	Content and Apps: Most of Digicel’s smartphone devices now come fully loaded with Digicel’s proprietary apps, which create a content rich environment to stimulate data usage, including:

·	My Digicel: My Digicel is a self-service customer care app available to all Digicel subscribers. My Digicel is available across Android, iOS and web and is at the center of the self-service strategy of Digicel. The main objective of My Digicel is to become the first channel for all smartphone customers who need to manage their Digicel account or need support, in order to divert calls from the call centers. My Digicel is a self-service platform that gives subscribers access to information on their accounts, allows them to send credits, upgrade and buy new products and services, among other self-service operations. An interactive knowledge base and live-chat function are also available on My Digicel to provide customers with 24/7 digital support. My Digicel reached a penetration of approximately 14.9% of the smartphone data users as of September 30, 2019. The app is promoted across all markets using several go to market activities such as digital marketing and SMS campaigns and referral by customer service and retail assistants. My Digicel customers can already access games and apps through the app. In November 2019, a revised and enhanced version of My Digicel was launched across all markets which has a significant engagement feature of Shake It incorporated to gamify the app.

·	Loop: Loop News is a one-stop shop for digital news, sport, entertainment and lifestyle across all genres and is the Caribbean’s most downloaded news app, providing breaking local, regional and global news across the following Digicel markets: Barbados, Cayman, Haiti, Jamaica, St. Lucia, and Trinidad and Tobago. Loop News delivers over 2.1 million unique users and 13.9 million page views per month across its web and app digital platforms. Video views are also an important KPI for the business in terms of engagement and user experience and Loop News had 472,325 video plays in September 2019. With approximately 443,116 app downloads as of September 30, 2019, the app has an average dwell time of three minutes eight seconds, illustrating there is a strong customer engagement with the content produced. The high quality output from the talented and dedicated teams across the region draws a 38% reader return rate. The average rating of four (out of five) on the Google Play Store is further evidence of positive customer experience. Loop News delivers 22.5 million ad impressions per month.

·	“d’Music”: d’Music is Digicel’s music streaming platform. Digicel uses d’Music primarily to encourage data usage across its subscriber base. d’Music is exclusive to Digicel and includes over 20 million tracks from the three major Labels (Universal Music Group, Sony Music and Warner Music) plus the main aggregators of local artists. d’Music allows customers to access a Spotify-like service without the need of a credit card and with a more local experience as a result of agreements with local distributors. d’Music comes with two subscription models, Top-Chart, which has only a selection of playlists, and Premium, which provides access to all tracks available on the program. Songs and playlists can be streamed or downloaded for offline usage. A subscription to d’Music is included with certain plans and is also available as an add-on. In certain markets the plan also includes data to stream music everywhere for a seamless experience. d’Music is live across all Caribbean and Central American markets and is expected to launch soon in South Pacific markets.

·	PlayGo: PlayGo is Digicel’s TV streaming platform which offers customers a new way to consume live and on demand content. The PlayGo app is available on iOS and Android platforms and offers 19 live TV channels and over 3,000 on-demand assets. This proposition offers customers the best live sports streaming experience with SportsMax, SportsMax2, NBA TV and Fight Sports all included as well as a host of other general entertainment channels. On demand content is sourced from all major Hollywood studios including FOX, CBS, MGM and contains many fan favorite TV shows such as House, Law & Order and The Real Housewives of Atlanta. PlayGo is offered to customers in different ways, such as through standard add-ons, plans and in some cases through special passes that include access to the service and data for streaming over the mobile network. Digicel acquired exclusivity to stream the recent Russia 2018 FIFA World Cup over its mobile network, which was offered to customers with daily and season passes that also included enough data to watch all the games on the mobile network. The PlayGo app is continuously updated to improve the experience provided to all customers.

On February 27, 2019, Digicel announced a partnership agreement with the Turkish telecom operator Turkcell Iletisim Hizmet (“Turkcell”), which gives Digicel access to Turkcell’s Lifecell platforms. Digicel believes that these platforms and Turkcell’s expertise will provide Digicel with a platform for a digital ecosystem which it believes will accelerate the launch of new digital services. This will include updated versions of Digicel proprietary apps and new apps including messaging and cloud storage, among others.

Digicel believes this partnership is a key component of its continuing evolution into a digital operator and will benefit its customers by giving them access to a digital ecosystem of innovative lifestyle products and services. Digicel believes that this will ultimately drive growth in mobile data revenues.

For the six months ended September 30, 2019, Digicel’s Mobile Data/VAS generated revenue of $432.6 million, compared to $403.7 million for the six months ended September 30, 2018, representing a 7.2% increase. For the year ended March 31, 2019, Digicel’s Mobile Data/VAS generated revenue of $821.2 million, compared to $832.1 million for the year ended March 31, 2018, representing a 1.3% decrease.

Roaming

As of September 30, 2019, in the Caribbean, Digicel had agreements with 557 distinct roaming partners in 201 countries and, in the Pacific, Digicel had agreements with roaming partners in 198 countries.

Because of its centralized approach to roaming, Digicel offers a one-stop shop for other international mobile operators looking to cover the Caribbean. Digicel was the first operator in the Caribbean to offer a prepaid roaming service to its customers across its network. As of September 30, 2019, it provided voice and data roaming service to its prepaid customers through 192 partners in 102 countries globally, and continues to add new countries.

Digicel was the first operator in the Caribbean and Latin America to launch roaming plans that allow its subscribers to roam at low and affordable rates, similar to those rates they would pay at home. Customers can take advantage of these low rates when traveling in Digicel territories in the Caribbean as well as the United States, Canada, and parts of Europe and Latin America. The service has a monthly fee and is available to both prepaid and post-paid subscribers. This is a strong proposition in the market and Digicel has won awards for this product given it significantly reduces the barriers that customers face when using their phones abroad.

Revenue from roaming is included in mobile voice revenue.

Mobile Financial Services

Digicel provides mobile financial products and services in certain markets and under multiple brands. These products and services include mobile money, bill payments, loyalty and rewards programs, eCommerce, international money transfers, micro-insurance and micro-lending. Digicel’s mobile financial services brands include Mon Cash in Haiti and Cellmoni in Papua New Guinea, as well as services provided by Digicel in partnership with Boom (a mobile banking platform in which Digicel holds an 80% interest).

Digicel has recently partnered with a Jamaican bank to develop a mobile wallet product in Jamaica which is now licensed by the Bank of Jamaica. This product, MyCash, which became available to consumers in August 2018, leverages technology provided by Boom which allows customers to register through their mobile phone, send money peer-to-peer and view transactions.

Digicel’s Jamaican bill payment business, Paymaster, allows customers to pay bills through their mobile device and also provides facilities for Jamaicans in the US, U.K. and Canada to pay bills in Jamaica remotely.

While the revenue generated by Digicel from mobile financial services is currently not material, Digicel believes that there is an opportunity to grow such services and that the provision of these services will help Digicel drive revenue, increase subscriber loyalty and manage churn levels.

Mobile Customer Care

Digicel places a high value on providing its subscribers with quality customer care and support through digital self-service, as well as inbound and outbound calls, web chat and email. The “Digicel 2030” Transformation Program has concentrated on a new operating model for customer care and greater flexibility for customers, where increasingly the trend is for subscribers to seek or elect to utilize self-service options.

In the Caribbean, Digicel has consolidated its contact centers to six markets, based upon language capability and scale, namely: Jamaica (English), Trinidad (English), Haiti (French), El Salvador (Spanish), Curacao (Dutch and Papiamento) and Bermuda (English). In addition, a strong focus on increased self-serve capability is proving successful, with circa 60% of customers utilizing self-serve channels and successfully resolving their issues at the first attempt. Those that require further attention are supported by access to agents, via web chat and calls. In the Pacific, Digicel has call centers in Papua New Guinea and Fiji covering the six markets in the region and a similar self-service initiative to the Caribbean underway.

Smartphone penetration increases the ability for customers to avail themselves of improved self-service customer care and our experience to date shows customers electing to do so. One key enabler is My Digicel App, a self-service application that gives subscribers access to information on their accounts and allows them to send credits, upgrade plans and buy new products and services among other self-service operations.

Mobile Advertising

Trend Media is a Caribbean based digital media service provider offering a wide range of digital advertising solutions to both corporate customers of Digicel and to external third party clients. Trend Media is also the publisher of a leading news app in the Caribbean, Loop News, which provides local, regional and global news across Barbados, Cayman Islands, Haiti, Jamaica, St. Lucia, and Trinidad and Tobago.

With most of Digicel’s smartphone devices fully loaded with Digicel’s proprietary apps (My Digicel, Loop, Digicel Top-Up), the data collected enables a content-rich environment for advertisers. Trend Media has the ability to use that data collected from Digicel subscribers to tailor specific mobile advertising solutions based on location, ARPU, interest, age and gender, along with custom audience targeting to meet the specific criteria of an advertiser. For example, if a subscriber is consistently browsing for cars on the Digicel network, Trend Media can serve specific automobile advertisements and car insurance quotes. Trend Media can also assist a retail chain with various locations in one market by delivering a specific message at a specific time to a Digicel subscriber in one of such locations. The mobile advertising solutions include SMS advertising, flash messaging and post-call advertising.

In December 2017, Trend Media added Digicel Home and Entertainment TV advertising to their portfolio which provides their clients with a “full video stack offering,” which Digicel believes no other mobile operator in the region is able to provide. This full video stack offering means that Trend Media can offer clients a comprehensive spectrum of video advertising opportunities to ensure maximum exposure, including: Loop News pre-roll, Loop Video advertising, programmatic and paid media video advertising, sponsored video (which enables customers to view video ads on their mobile phones in return for coupons, a chance to win or mobile credit), and now, TV advertising. This offering also enables Trend’s customers the richest video portfolio by marrying both Digicel’s first party data with online third party data.

Trend Media’s digital solutions also include: premium display and pre roll advertising across Loop, programmatic advertising, paid social media management, WiFi advertising solutions, commercial content via the Amplify brand, campaign management, media planning strategy, creative services in addition to web and app development services and managed platform solutions.

Trend Media works with leading brands across the region which include but are not limited to: Red Stripe, Jamaica Broilers, Brana, Scotiabank, National Commercial Bank, Jamaica National Building Society, RBC, Suzuki, Coca Cola, Pizza Hut, KFC, Heineken, Starbucks, University of the West Indies, Grantly Adams International Airport, Airport Authority of Trinidad and Tobago, Sagicor, BP, Magnum and Campari.

Business Solutions

Overview

Digicel through its infrastructure, brand and distribution network provides ICT services and Business Solutions to corporate (including small and midsize enterprises) and government customers by delivering technology solutions that complement and extend its core telecommunications offering. We believe Digicel’s ability to provide a comprehensive suite of products and integrated capabilities for its target client base, provides Digicel with a competitive advantage over other providers in our markets that do not have the same infrastructure, brand awareness, distribution networks or solutions. The Business Solutions market is characterized by a high proportion of recurring revenue, typified by long-term contracts with high consumer “stickiness” and typically are higher margin compared to Digicel’s retail telecommunications services (in part due to more limited pricing pressure). These services include the sale of hardware and software with the primary focus of the business being the provision of related services such as managed network data connectivity, managed voice products, data center and cloud computing services, IOT connectivity and managed security services. These managed services are recurring revenue contracts.

In October 2010, Digicel purchased 100% of the share capital of Data Nets Limited, a Papua New Guinea based internet service provider and ICT integrator. Similarly, in the Caribbean in February 2011, Digicel purchased 51% of the share capital of Netxar, a Puerto Rico based ICT services company (and acquired the remaining shares in Netxar in March 2013). These acquisitions gave Digicel bases from which to develop its Business Solutions business. Digicel Business Solutions now has over 709 employees in 32 markets, a range of global and local partners and Certified Tier 3 disaster-proof data center capabilities in both Jamaica and Trinidad and Tobago. Digicel’s recent investments in sub-sea and on-island fiber and cable deliver business grade connectivity. Following the Netxar acquisition, Digicel successfully integrated Netxar’s technical expertise and Cisco capabilities and certifications into its wider Business Solutions offering and, on March 31, 2016, Digicel disposed of its interest in Netxar.

Digicel’s revenue from Business Solutions grew from $14.0 million for the year ended March 31, 2012 to $247.6 million for the year ended March 31, 2019, representing a CAGR of 50.7%. Digicel’s Business Solutions business has achieved high growth rates by effectively developing a market for ICT managed services and consultancy in markets where such offerings were previously limited.

For the six months ended September 30, 2019, Business Solutions generated revenue of $121.1 million, compared to $120.7 million for the six months ended September 30, 2018, representing a 0.3% increase. For the year ended March 31, 2019, Business Solutions generated revenue of $247.6 million, compared to $213.9 million for the year ended March 31, 2018, representing a 15.8% increase.

Digicel believes that there is a Business Solutions product growth opportunity in its markets, as businesses are beginning to see the benefits of increased investment in ICT Managed Services. While customers invest in both one-off ICT solutions and recurring ICT managed services, Digicel believes there is a trend towards increased use of recurring ICT managed services. Telecommunications and Business Solutions services to corporations (including small and midsize enterprises) represent a significant market in every region of the world. The mobile markets in which Digicel operates have reached comparable levels of mobile penetration with more developed markets. Similarly, Digicel expects the level of investment in ICT in its markets to increase. The Business Solutions unit leverages Digicel’s brand, market knowledge, networks, and distribution to stimulate demand among local businesses and government entities in its markets and develops their understanding of ICT and the benefits it can provide to their operations.

Since rolling out its Business Solutions products, Digicel believes it has expanded the target market by offering high-quality products and services that were previously unavailable or unaffordable within its markets. The evolution of cloud communications, in both voice and IT applications, provides Digicel’s customers with the opportunity to skip multiple generations of technology and move to the current generation with Digicel in the cloud. Digicel has a very clear focus on the continued expansion of its networks and managed services to enable customers to avail themselves of advanced managed ICT services. The key growth segments include managed data connectivity services, hosted unified communication services, managed security services, data center and cloud computing services, IOT and mobility services.

Digicel’s primary competition in its markets includes businesses owned by C&W and certain government controlled incumbents.

To date, Digicel has built dedicated FTTB networks in Antigua, Barbados, Bermuda, British Virgin Islands, Grenada, Haiti, Jamaica and Trinidad and Tobago. Furthermore, Digicel leverages its Cable TV & Broadband networks to offer fiber services in Anguilla, Nevis, Montserrat, Dominica and Turks and Caicos.

Digicel believes that there are significant realizable synergies from offering a combination of Mobile, Business Solutions, Cable TV & Broadband and other related products and services. In particular, Digicel can leverage its existing brand, people, networks and distribution networks to initially support the development of each product line. Furthermore, the existing mobile and fixed line networks create cross-selling opportunities.

Currently, the majority of Digicel Business Solutions revenue is derived from government and “enterprise” (large business) customers. As Digicel’s markets develop, we believe that there is a potentially significant growth opportunity for Digicel Business Solutions with small and medium sized enterprises.

Products and Services

Digicel’s current portfolio of Business Solutions products and services can be categorized under four broad headings: Managed Network Services, Voice and Unified Communications, Cloud and Data Center Services and IOT.

Managed Network Services

Managed Network Services provide fast and secure data and voice connections. Digicel Business Solutions has standardized its Managed Network Services portfolio of products and services, which has reduced costs and ensures that Digicel and its customers can avail themselves of the best available solutions on the market today. Benefits of this standardization have included shortening the delivery lifecycle and simplified the in-life management of Digicel’s managed service portfolio. Digicel believes that its managed service portfolio will encourage the adoption of managed services and reduce customers’ total costs as compared to the traditional ICT procurement models. Digicel’s managed services portfolio is supported by its existing data center assets across the region, its expanded fiber networks in certain markets, its world class solutions from leading vendors (such as Cisco, Fortinet, and Broadsoft) and its continued investment in training and certification with our selected strategic partners, including our achievement of Cisco Certified Gold Partner status, Cisco Master Service, Cisco Master Collaboration, Fortinet Gold Partner, Checkpoint Pure Advantage Gold Partner and Microsoft CSP Partner status. Digicel has recently signed a strategic frame agreement with Cisco to establish a Country Digitalization Roadmap for countries across the region. As part of this strategic alliance, Digicel is jointly targeting governments with managed service solutions to deliver digital transformation in areas of smart cities, healthcare, education, and national security. The products and services offered under Managed Network Services include:

·	Dedicated Internet Access: A dedicated line, which is not shared or contented on the network. The downlink speeds equal uplink speeds for this enterprise grade service (symmetrical service).

·	IPLC: A point to point circuit or data service sold between two international locations. This product is provisioned as a symmetrical service.

·	International MPLS: Point to Multi Point data service sold between multiple locations (e.g., headquarters to regional offices). This service is delivered over Digicel’s backbone network, with low latency and jitter.

·	Metro Ethernet Services: Provides WAN connectivity between multiple customer locations.

·	Business Broadband: Provides contended internet services.

·	Networking and Security Services: hardware, software and management of IP LAN & WAN infrastructure.

Voice and Unified Communications

The products and services offered in this area include:

·	Voice Trunking: Provides voice network access to the client. The trunk can connect a hosted or on-premises voice exchange.

·	Unified Communications: Allows every aspect of an organizations communications (voice, email, video conferencing, instant messaging, SMS and more) to be accessed through the same application, regardless of the device.

·	Hosted Contact Center: A hosted call center solution for enterprises offering contact center services.

·	Emergency 911 Services: Specialized solutions for emergency services.

·	GSM Gateway: The GSM Gateway is an alternate way of routing fixed calls by physically connecting the subscriber PBX with the Digicel mobile network through a gateway.

Cloud and Data Center Services

These services enable organizations to access a computing environment without assuming the costs and risks of building it and maintaining it. The products and services offered by Business Solutions in this area include:

·	Infrastructure as a Service (IAAS): This is a full compute and storage service for enterprises, which can be used as the primary IT infrastructure of the enterprise, or as a backup environment for mission-critical services and is hosted in certified Tier 3 data centers.

·	Azure Stack Integration: Secure management access and integration with Microsoft Azure Stack.

·	Disaster Recovery as a Service: Full replication of customer environment to support fail-over for business continuity.

·	Cloud Backup: Provides data backup services to allow enterprises to recover and restore lost data.

·	Hosted Exchange: Hosted emails on Microsoft Exchange and Outlook with no need for a local mail server.

·	Desktop as a Service: A secure virtual desktop solution allowing users to access work data including MS Office securely using their own access devices.

·	Managed Firewall: Full complement of managed security services delivered from Digicel’s Security Operations Center (SOC), offering our clients full security protection and compliance against cybersecurity attack.

Internet of Things

The products and services offered in this area include:

·	M2M Connectivity Services: Basic or fully managed connectivity connecting remote appliances and sensors to a central server or cloud application.

·	Vehicle Services: Fleet management applications, vehicle tracking solutions and driver behavior / pay-as-you-drive insurance programs.

·	Smart metering: Metering services for utilities to monitor water or electricity meters and distribution network.

·	Smart Building: Electrical and environmental control systems for buildings for management of all electrical and environmental systems.

·	Smart City: Full range of CCTV-based recognition solutions covering all elements of facial recognition and license plate recognition, all monitored and managed via intelligent control centers offering public safety and security solutions.

Cable TV & Broadband

Overview

Digicel has acquired and developed networks to offer Cable TV & Broadband in certain of its markets. Digicel’s Cable TV & Broadband business leverages Digicel’s brand, customer knowledge, distribution network and network capabilities to provide a high-quality product offering in its markets. Digicel’s existing mobile subscriber bases in these markets provide cross-selling opportunities and an extensive consumer reach, which would be difficult for any other entrant to replicate. Digicel has secured a wide range of local and international programming and has entered into certain long-term contracts to broadcast certain content on an exclusive basis. Digicel believes that this offering, including its exclusive content, is a key pillar to attracting new customers that provides it with a significant competitive advantage in terms of its offering. The Cable TV & Broadband market in which Digicel provides such services is not yet fully penetrated and is characterized by growing industry revenue, and is a market opportunity Digicel believes has certain similar characteristics to that presented by the Mobile business when it launched its mobile services in the same markets.

Digicel currently operates Cable TV & Broadband in ten markets in the Caribbean: Anguilla, Barbados, Bermuda, Dominica, Jamaica, Curaçao, Montserrat, Nevis, Trinidad and Tobago and Turks and Caicos. Digicel operates Satellite and Digital Terrestrial Pay TV in six Digicel markets in the South Pacific (Papua New Guinea, Fiji, Nauru, Samoa, Vanuatu and Tonga) in addition to eight additional Pacific Island nations via third party distributors (Tuvalu, Kiribati, Cook Islands, Niue, Tokelau, Solomon Islands, American Samoa and Tahiti).

Digicel’s expansion into Cable TV began with a launch in Tonga (in May 2008), followed by a series of acquisitions in Cable TV & Broadband beginning in 2013: CCCH Cable which included operations in Anguilla, Montserrat and Nevis (November 2013), SAT Dominica in Dominica (February 2014), WIV Cable TV in Turks and Caicos (April 2014), Telstar in Jamaica (September 2014), Channel 8 and Hitron in Papua New Guinea (November 2014) and the acquisition of BTC in Bermuda (June 2015). Digicel’s HFC networks (in Jamaica, Anguilla, Nevis, Montserrat, Dominica, Turks and Caicos) were acquired as part of recent acquisitions, and in some cases, Digicel extended or built adjacent regional networks to increase the service footprint. All Digicel’s HFC networks have been fully upgraded to DOCSIS 3.0 standard and mainly comprise of trunk coaxial cable of over 700 MHz capacity with older coaxial cable being removed as part of the upgrade. The TV services in these markets have also been fully upgraded from analogue to digital, with the exception of Jamaica (which was upgraded from analogue and digital to FTTH) and Turks and Caicos (which was upgraded in 2017).

To expand Digicel’s service and improve its Cable TV & Broadband business, Digicel launched FTTH networks in Jamaica, Trinidad and Tobago and Barbados in fiscal 2016 and in Bermuda on November 30, 2017. In addition, a small FTTH network was acquired with the Tres Networks acquisition in Curaçao in September 2016. These networks bring high broadband speeds and a substantial offering of HD channels and VOD features to these markets. These FTTH networks are being built to the highest standard available and with the highest speeds possible using gigabit passive optical network (“GPON”) technology. The networks are being built using specifications similar to equivalent networks deployed in markets such as Singapore and South Korea. The GPON technology will potentially enable Digicel to deliver broadband speeds up to 1Gbps (1,000Mbps) which can be further upgraded with limited investment. Digicel will also use the FTTH networks to deliver TV services using an IPTV digital platform. Following damage caused by Hurricanes Irma and Maria to our HFC networks in Anguilla, Dominica and Turks and Caicos in September 2017, we upgraded our HFC networks in those markets to FTTH and FTTB, which brought the number of markets in which we offer FTTH services to eight. As of September 30, 2019, our FTTH networks comprised approximately 12,104 kilometers of fiber passing approximately 637,029 homes in the Caribbean. In addition, as of March 31, 2019, Digicel’s DTT services in Papua New Guinea and Tonga covered approximately 1.4 million homes in the South Pacific. However, the number of households covered by Digicel’s DTT services in Papua New Guinea includes a large number of households that may not have access to a consistent source of electricity supply. Although there are a number of alternative sources of supply in Papua New Guinea such as private and community diesel-operated generators and solar power solutions, Digicel estimates that of the covered homes approximately 178,000 are connected to the national power grid in Papua New Guinea.

At September 30, 2019 and March 31, 2019, Digicel’s Cable TV & Broadband had 0.7 million and 0.7 million RGUs, respectively. In the six months ended September 30, 2019 and the year ended March 31, 2019, $101.0 million (or 8.8% of total revenue) and $190.7 million (or 10.8% of total revenue), respectively, was derived from Digicel’s Cable TV & Broadband business. Digicel’s recent acquisitions, and its rollout of FTTH in certain markets, provide the platform for Digicel to develop and grow its revenue from Cable TV & Broadband service which represents a nascent, but growing market for Digicel. Digicel’s capital expenditure on the rollout of its own FTTH networks and the upgrade of networks acquired was approximately $20.5 million and $91.9 million in the six months ended September 30, 2019 and the year ended March 31, 2019, respectively.

The table below summarizes the current presence of its Cable TV & Broadband business and its RGUs as of September 30, 2019.

					Digicel’s RGUs (As of September 30, 2019)(3)
Market	Total Households (1)	Estimated Fixed Broadband Penetration (2)	Digicel’s Market Entry Date	Households Passed/ Covered by Digicel(3)	Cable Broadband	Cable TV	Fixed Voice
Tonga	18,033	17%	May-08	N/A	—	1,936	—
Anguilla	5,268	95%	Nov-13	9,058	2,878	1,657	4
Nevis	20,718	42%	Nov-13	N/A	2,737	1,844	—
Montserrat	2,335	116%	Nov-13	N/A	1,270	1,042	—
Dominica	27,129	42%	Feb-14	32,059	10,500	8,128	—
Turks and Caicos	16,845	N/A	Apr-14	17,314	5,112	6,030	—
Jamaica	908,948	31%	Sep-14	168,227	59,867	48,819	47,568
Papua New Guinea(4)	1,374,644	1%	Sep-14	N/A	—	157,317	—
Bermuda	37,991	60%	Oct-14	39,700	8,605	1,702	16,769
Trinidad and Tobago	415,654	82%	Jun-15	286,232	89,743	75,703	74,914
Barbados	93,316	105%	Dec-15	79,226	22,348	11,955	15651
Fiji	203,053	6%	Apr-16	N/A	—	19,842	—
Nauru	1,835	N/A	Apr-16	N/A	—	439	—
Samoa	28,743	6%	Apr-16	N/A	—	—	—
Vanuatu	55,879	8%	Apr-16	N/A	—	164	—
Curaçao	59,005	84%	Sep-16	5,813	925	201	159

(1)	Source: Online editions of official government reports and Euromonitor except for Bermuda where the number of households is based on internal Digicel data which shows a higher number of households based.

(2)	Source: Fixed broadband subscribers per ITU 2018 data expressed as a percentage of households.

(3)	The data presented is based on internal Digicel data, including management estimates.

(4)	The number of households passed in the table above relates to Digicel’s DTT offering. Digicel launched a DTH service in Papua New Guinea at the end of June 2015 and this service covers 100% of the households in Papua New Guinea. The number of households in Papua New Guinea which are connected to the national power grid is approximately 178,000 and many other households may not have access to a consistent source of electricity supply.

Digicel’s Cable TV & Broadband is expected to be highly synergistic as it will take advantage of the Digicel brand, people, networks and distribution channels. In addition, Digicel aims to manage churn by offering services as part of a bundle. Furthermore, as noted above in “—Business Solutions—Overview,” the FTTH and FTTB roll-outs will also be used for Digicel’s Business Solutions unit and to carry mobile data traffic, while all business units will leverage on its undersea fiber for connectivity.

Products and Services

In the Caribbean, Digicel offers:

·	Fixed telephony: Digicel offers various fixed telephony packages by market. For example, in Bermuda Digicel offers two packages: Basic, which provides customers with landline access and 50 free calls per month with an additional charge for subsequent calls, and Unlimited, which allows subscribers to make as many calls as they like for a set price. A number of add-ons such as call waiting, call forwarding and three-way calling are also available. In Digicel’s FTTH markets, Digicel offers a VoIP digital telephone service that provides usage-based international, local, and domestic calling. Given Digicel owns all its facilities and networks, it therefore has control over call routing and quality.

·	Cable broadband: In Digicel’s HFC markets, Digicel has three packages tailored to a cable broadband subscriber’s needs: The entry level package; the mid-tier package; and the premium package, each of which offer differing download/upload speeds depending on usage requirements. In Digicel’s FTTH markets, Digicel believes that its GPON based FTTH networks will allow it to deliver the fastest upload/download service available in such markets. In each of the operating markets, competitors generally offer a DSL or DOCSIS product that Digicel believes is inferior to its GPON service in terms of upload and download capabilities in such markets.

·	Cable TV: Digicel believes it offers a best-in-class service through three packages covering a range of Cable TV subscriber requirements. For example, in the Turks and Caicos, Digicel currently offers a Bronze package with 44 digital channels and 50 music channels; a Silver package with 103 digital channels and 50 music channels; and a Gold package with 141 digital channels and 50 music channels. Add-on packages such as movie channels, Digicel SportsMax and HBO Max (11 premium HBO channels) are also available for a monthly fee. In Digicel’s FTTH markets, Digicel is currently using an IPTV digital platform to subscribers a choice of several channel packages. Cable TV subscribers benefit from set top boxes that are feature rich, such as cloud PVR, pay per view and VOD. The IPTV digital platform can scale to any number of channels, and the initial hardware configuration can support up to 350 channels in total with over 100 of those being in high definition. The initial offering currently has approximately 210 standard definition channels with 60 of these being available in high definition. The real power of the platform is that the set top box is capable of converting a high definition channel to standard definition in the customer home without the need for further expensive encoding. All channels available on Digicel’s Cable TV platform are also expected to be available on a standalone player, allowing subscribers to access the content on various devices as and how they desire as part of the fixed to mobile convergence trends. Digicel believes this will be another key experience differentiator for Digicel in the Caribbean region.

Digicel enters into relationships with new Cable TV subscribers through the provision of a set top box, at which time its subscribers pay for a month of service in advance and the cost of home installation as well as a security deposit to cover the price of the set-top box. The subscriber keeps receiving the service as long as the subscriber pays the monthly charge in advance. The commercial offering with respect to service fees and deposits varies by market based on the competitive environment.

Digicel’s objective is to provide a high-quality product set, customer proposition and overall customer experience. Coupled with the well-known Digicel brand, the sales proposition is primarily based upon discounted bundles of products and services (TV, Broadband and fixed voice), but the Company also offers standalone TV packages and standalone cable broadband products. Digicel believes that its infrastructure and its product and service offerings in the Caribbean are competitively placed for it to gain market share in the Cable TV & Broadband market. Digicel believes it differentiates itself from its competitors in several ways, including:

·	cable broadband offering download speeds up to 1000 Mbps;

·	Proprietary User Interface, Network PVR, Video-On-Demand, and Over-The-Top capabilities; and

·	high-quality programming content.

In Papua New Guinea, Digicel’s TV offering combines both Free-To-View (“FTV”) and Pay TV. Digicel has a DTT service covering major towns and cities within Papua New Guinea, such as Port Moresby, Lae and Hagen as well as a DTH service covering the whole country. The services received by customers are ultimately the same, with the difference being the mode of receiving antenna, i.e., for DTT a standard very high frequency (“VHF”) aerial or for DTH a satellite dish. Customers who have the equipment installed—aerial or dish and a set-top-box receive two channels free at all times. Digicel PNG currently provides eight prepaid Cable TV plans. Almost uniquely in the industry these are not traditional calendar month subscriptions, but available as 3-day, 7-day, 14-day and 30-day plans. Further, the purchase of the plans uses airtime credit from Digicel mobile phones, with Digicel’s billing system for its Mobile business integrating seamlessly with the TV Conditional Access and Subscriber Management systems. This provides a key point of customer convenience and flexibility.

On April 1, 2016, Digicel completed the acquisition of Sky Pacific which is a satellite-delivered, direct-to-home pay TV service based in Fiji. Sky Pacific provides TV services to the six markets in the Pacific that Digicel has mobile operations in and it also has approximately 700 customers in eight other markets in the South Pacific.

Programming Content

Digicel has secured licensing agreements with numerous content providers to allow it to offer a wide array of the most popular international and domestic programming in both standard and high-definition formats.

In September 2014, Digicel acquired SportsMax. Currently available in 26 countries across the Caribbean, SportsMax is the first and only indigenous 24-hour dedicated sports cable channel carried throughout the Caribbean region featuring a strong mix of international, regional and local sports content. Its large inventory of content includes NBA, La Liga, UEFA Champions League, international cricket from Australia and India featuring the West Indies, and the IAAF World Cup of athletics. SportsMax is part of the channel line-up in Digicel’s Cable TV offerings. Further, SportsMax is also available through third-party Cable TV operators in Digicel’s Cable TV markets and in certain markets where Digicel does not provide Cable TV (including markets such as Dominican Republic and Bahamas where Digicel does not have mobile operations), for which SportsMax is paid certain fees. On March 31, 2015, SportsMax announced a five-year partnership agreement with the National Basketball Association (“NBA”). SportsMax will broadcast regular-season games, playoff games and also offer NBA fans other programming, such as NBA Action (a highlights program), NBA TV (a 24-hour channel) and select classic games.

In August 2019, Digicel and FLOW created a 50/50 joint venture vehicle to acquire exclusive rights to the English Premier League in the Caribbean through to the 2021–2022 season. The English Premier League remains the highest audience sports content in the Caribbean. Both joint venture partners have access to this content through newly created dedicated channel called “RUSH.”

Digicel has also acquired major sports rights for the South Pacific region. In Papua New Guinea, TVWAN is a general entertainment channel produced by Digicel and provided on the FTV service. TVWAN includes local news service and local current affairs programs produced by Digicel using their own reporting and production teams. TVWAN is used to cross promote the channels with the Cable TV plans and also generate advertising revenue. In addition to TVWAN, Digicel also produces TVWAN Rugby, which showcases both national and international sports of particular interest to Papua New Guineans. Some of the programs on TVWAN and TVWAN Rugby are produced in HD and provide advertising revenue for Digicel PNG. Two additional channels, TVWAN Life and TVWAN Action were added as part of Digicel PNG’s offering. TVWAN Life is focused on drama, while TVWAN Action showcases live national and international sport.

Digicel also has contractual rights for general entertainment content. Digicel has secured rights for first-run and syndicated series on an exclusive basis as well as movies from NBC Universal, BBC, CBS, Hasbro and MGM. The content is updated on an annual basis and includes titles such as Madame Secretary, Law and Order, and the Bond Movie Franchise. The contractual terms for the licencing agreement are due to expire at the end of calendar 2021.

Cable TV & Broadband Customer Care

Digicel is leveraging its existing customer care infrastructure to ensure that it brings the same high level of customer care service to its Cable TV & Broadband services as to its Mobile business. The Digicel Fiber customer care team is a separate unit, but utilizes the same physical and information technology infrastructure as the Company’s Mobile customer care teams. Digicel has hired experienced Cable TV & Broadband customer care agents and trained dedicated Digicel customer care agents. See “Business—Mobile Customer Care.”

Distribution

In each of the markets in which Digicel operates, it has developed a large network of dealers. Digicel caters to its retail customers through Digicel’s dealer channel and to its business customers via its dealer and business channels. As of September 30, 2019, Digicel’s distribution network includes 7,730 Digicel-branded stores of which 424 are exclusive retail outlets. In addition, Digicel has over 211,073 card resellers and electronic top-up points. As a result of this extensive network, a Digicel retailer can be found in most of the towns in Digicel’s coverage area. Digicel tailors its distribution strategy to each market, such as providing scratch cards in less-developed markets and electronic top-up in more advanced markets.

Digicel’s in-market distribution channel is generally comprised of the following three distinct categories:

·	Vendor Stores: Vendor stores are properties in which Digicel holds leases, all of which Digicel believes are located in prime retail locations. The stores, which have been sub-leased to individual dealers, are outfitted according to exacting standards and have a uniform look and feel, which is designed to enhance brand awareness. These dealers must operate their respective stores in accordance with strict criteria, including sales targets and processes, which more importantly, serve to establish a high standard of professionalism for all other dealers.

·	Third-Party Dealers: Third-party dealers vary from operators of exclusive Digicel stores and relatively large retail outlet chains with a significant number of retail outlets and sales volumes, to relatively small retailers with less than five outlets. The exclusive third-party dealers handle new activations, warranties and repairs. The majority of third-party dealers are electronics stores and specialized mobile stores that complete new prepaid activations and sell airtime.

·	Prepaid Card Outlets: Prepaid card outlets either operate out of a retail location or as a roving vendor, “setting up shop” wherever footfall is highest. Prepaid card outlets sell airtime electronically or in the form of a physical scratch card.

Substantially all of Digicel’s retail outlet dealers have arrangements that require them to meet strict requirements, including financial stability and standard of operations. Digicel operates training and evaluation programs for dealers to maintain the level of service quality and Digicel does not renew contracts of dealers that have performed below Digicel’s established standard of service. Digicel has also revised its commission structure in order to better align the success of distributors with Digicel’s distribution strategy. For example, the partner dealer program has enabled Digicel Jamaica to significantly develop its distribution network island-wide.

In the Caribbean, Digicel uses Facey Telecom and other distributors for the wholesale distribution of handsets and airtime cards from suppliers to Digicel’s retail distributors throughout most of Digicel’s markets. Facey Telecom pays suppliers for the handsets and prepaid airtime cards and maintains an inventory of these products, and in turn, is paid by Digicel’s retail distributors. However, Digicel has agreed to share the cost of obsolescent inventory with Facey Telecom. Consequently, Digicel does not allocate significant working capital to purchase inventory and avoids taking credit risk on its retail distributors.

In the South Pacific markets of Fiji, Nauru, Samoa, Tonga and Vanuatu, Digicel uses OCL as the distributor. OCL is a joint venture between a New Zealand based distribution company and Facey Telecom Europe Limited (Digicel’s Caribbean distributor), for the wholesale distribution of handsets and prepaid recharge services. In Papua New Guinea, Digicel moved our distribution from OCL to a new distributor, Agility, in the quarter ended March 31, 2018.

Digicel continues to reduce the costs associated with the distribution of mobile phone recharge, with 67% of recharge carried out electronically as of September 30, 2019. As of September 30, 2019, 21 of Digicel’s 31 markets distributed 100% of recharge via electronic channels.

Digicel’s Cable TV & Broadband business is leveraging the existing mobile customer relationships, and network of retail stores and dealers to distribute its products and services. In addition, Digicel has trained door-to-door sales and inbound and outbound telemarketers to further enhance Digicel’s reach.

Diaspora

In addition to providing its subscribers an ability to top-up their accounts in its markets, Digicel provides, through its Diaspora community initiatives, subscribers and their families the ability to purchase mobile top-up remotely for the use of its subscribers from a wide variety of retail locations, ranging from wire transfer locations to small corner shops in the United States, which has a large immigrant community of Jamaicans and Haitians, and the United Kingdom, which has a large immigrant community of Jamaicans. Digicel has also launched Diaspora sales channels in Canada, France, Dominican Republic, Australia and New Zealand. Digicel’s Diaspora business targets immigrants living in these countries and an estimated remittances market of approximately $19.5 billion. By marketing directly to this diaspora, Digicel can drive international calling and allow these communities to “gift” top-up to people in their markets. To develop our Diaspora product, we have established a Miami-based team and a marketing presence in New York, Los Angeles, Texas, Virginia, Canada, Dominican Republic and London. Digicel has created a modular system that allows for easy deployment in other geographies. Digicel estimates that its Diaspora business currently has approximately 14,200 directly branded stores. In addition, the Digicel Diaspora top-up app has been downloaded approximately 2.1 million times. The value of recharges or top-ups from Digicel’s Diaspora business has grown from $26.0 million for the year ended March 31, 2010 to $155.5 million for the year ended March 31, 2019, representing a CAGR of 22.0%.

Networks

Mobile

Digicel uses GSM technology, which is the most widely used wireless technology in the world and is based on open system architecture. It is supported by a variety of vendors and allows operators to achieve cost efficiencies in infrastructure and mobile terminal equipment through economies of scale. GSM also provides the benefit of a single phone number and transparent services on a global roaming basis. All of Digicel’s networks offer GPRS and EDGE (which are more advanced second generation or 2G, GSM technologies) and fourth generation HSPA+ technology. In addition, Digicel has invested in LTE and, as of September 30, 2019, it has deployed LTE services in 28 of its 31 markets.

Digicel is continuing to invest significantly in its network as part of its network progression program. This investment will support the roll-out of LTE in all markets as well as delivering wider and enhanced 4G coverage. The deployment of LTE Advanced Transmission Modes technology facilitates Digicel subscribers achieving peak speeds of up to 225 Mbps on their handsets.

The following is an overview of the technology, cell sites and coverage in each of Digicel’s markets as of March 31, 2019:

			Estimated Population Coverage			Estimated Geographic Coverage
Market	Technology	No. of Cell Sites	2G	4G	LTE	2G	4G	LTE
Jamaica	2G, HSPA+ and LTE	847	98%	96%	72%	95%	94%	38%
St. Lucia	2G, HSPA+ and LTE	86	98%	97%	75%	85%	91%	75%
St. Vincent and the Grenadines	2G and HSPA+	48	98%	90%	92%	95%	85%	88%
Aruba	2G, HSPA+ and LTE	41	100%	99%	99%	93%	59%	86%
Grenada	2G and HSPA+	60	98%	86%	96%	96%	87%	94%
Barbados	2G, HSPA+ and LTE	97	99%	99%	98%	99%	98%	98%
Cayman Islands	2G, HSPA+ and LTE	41	98%	100%	98%	98%	95%	98%
Curaçao	2G, HSPA+ and LTE	59	96%	95%	80%	84%	65%	74%
Anguilla	2G and HSPA+	23	99%	99%	80%	98%	98%	78%
Dominica	2G and HSPA+	59	98%	98%	65%	83%	83%	62%
St. Kitts and Nevis	2G and HSPA+	49	99%	98%	88%	97%	95%	85%
Antigua and Barbuda	2G, HSPA+ and LTE	47	98%	99%	94%	96%	97%	91%
Bermuda	2G, HSPA+ and LTE	42	95%	99%	99%	93%	99%	98%
French Guiana	2G and HSPA+	73	99%	91%	85%	7%	4%	7%
Guadeloupe	2G and HSPA+	143	99%	93%	87%	93%	71%	64%
Martinique	2G and HSPA+	130	99%	98%	93%	88%	86%	74%

			Estimated Population Coverage			Estimated Geographic Coverage
Market	Technology	No. of Cell Sites	2G	4G	LTE	2G	4G	LTE
Trinidad and Tobago	2G and HSPA+	398	99%	98%	92%	88%	85%	72%
Haiti	2G, HSPA+ and LTE	1506	93%	75%	38%	89%	69%	15%
Bonaire	2G, HSPA+ and LTE	16	98%	98%	85%	51%	40%	76%
Turks and Caicos	2G, HSPA+ and LTE	33	98%	97%	98%	98%	97%	98%
El Salvador	2G and HSPA+	786	97%	94%	—	91%	88%	—
Guyana	2G and HSPA+	140	97%	95%	—	17%	15%	—
Suriname	2G and HSPA+	189	98%	85%	—	6%	4%	—
British Virgin Islands	2G, HSPA+ and LTE	53	99%	99%	96%	98%	98%	95%
Montserrat	HSPA+ and LTE	8	—	100%	98%	—	80%	70%
Samoa	2G, HSPA+ and LTE	74	98%	98%	80%	46%	46%	40%
Papua New Guinea	2G, HSPA+ and LTE	945	85%	46%	26%	53%	24%	14%
Tonga	2G, HSPA+ and LTE	38	95%	95%	65%	82%	82%	55%
Vanuatu	2G, HSPA+ and LTE	108	92%	92%	55%	65%	65%	30%
Fiji	2G, HSPA+ and LTE	223	88%	85%	70%	56%	55%	40%
Nauru	2G, HSPA+ and LTE	8	98%	98%	45%	99%	99%	80%

Digicel has leased space for equipment in Miami, New York, Hong Kong and Sydney where Digicel has soft switches, media gateways, transmission equipment and internet protocol equipment from various vendors. These locations are the hubs for mobile networks in the Caribbean and South Pacific and are an interconnection point to multiple international carriers, including Verizon, AT&T, IDT, Belgacom, TNZI and CTI. These interconnections facilitate inbound/outbound voice traffic directly with Digicel’s mobile networks and transit voice traffic to other networks. This hub also provides roaming signaling and broadband capacity for Digicel’s networks.

Mobile Networks - Key Markets

Jamaica

Digicel operates GSM/GPRS/EDGE, HSPA+ and LTE networks in Jamaica. The network consists of four switching centers (with full redundancy systems) and approximately 847 cell sites as of September 30, 2019, providing approximately 98% population coverage and 95% geographic coverage. Digicel continues to evaluate building additional cell sites to support anticipated growth in its subscribers. The GSM network provides customers with access to many of the most advanced mobile handsets and a full range of services and products. Much of Digicel’s network functions on the more attractive 900 MHz band which provides a wider range and superior clarity. Digicel’s cell sites are designed to withstand hurricanes and earthquakes. Generators and batteries have been placed at key cell sites to ensure electricity supply in the event of a power outage. The majority of the cell sites are towers and monopoles constructed by Digicel on leased property.

On September 28, 2018, Digicel completed the sale and leaseback of 451 towers in Jamaica to Phoenix Tower International.

In November 2011, Digicel completed the acquisition of Claro Jamaica. Digicel has fully integrated the Claro network into our network and shut down the Claro network on March 1, 2012. One of the benefits of this transaction was the access to the attractive 850 MHz band with which Digicel has launched a 4G mobile network with current population coverage of 96% and current geographic coverage of 94%.

Digicel launched an LTE network in June 2016, utilizing the attractive 700MHz band. Digicel has since acquired an additional 2 x 10MHz of Advanced Wireless spectrum in September 2017 to be used as an additional LTE carrier. Digicel’s LTE network in Jamaica currently offers population coverage of 72% and geographic coverage of 38%. Digicel continues to invest in the upgrade of its network which will result in the expansion of HSPA+ and LTE network coverage.

Haiti

Digicel operates GSM/GPRS/EDGE, HSPA+ and LTE networks. The network consists of two next generation switches and multiple sub-switches with diversity across three buildings and 1,506 cell sites as of September 30, 2019 providing a network with approximately 93% population coverage and 89% geographic coverage. The SDH microwave backbone on 44 of the sites connects all cell sites back to the switch. Digicel generates power through its own generators to address the problem of unreliable grid electricity supply in Haiti. Digicel launched a 4G mobile network in Haiti in December 2011. Digicel has since expanded that coverage and had 647 4G sites as of September 30, 2019 with 75% population coverage and 69% geographic coverage.

In April 2010, Digicel acquired Alpha Communications Network S.A. (“ACN”), a WiMAX operator which has 20 MHz of 2.3 GHz spectrum assigned to it. ACN has relatively small operations and a limited customer base. Its primary asset is the 2.3 GHz spectrum and fiber landing rights contained in its license. ACN was issued a 10-year license in October 2005, which was renewed in 2015 for a further 15 years, and is permitted to provide all forms of telecommunication services in Haiti utilizing the 2.3 GHz band.

In March 2012, Digicel acquired Voila, an operator in Haiti previously owned by U.S.-based Trilogy International Partners. As part of this acquisition, Digicel acquired 2 x 20 MHz in the 850 MHz band and Digicel separately acquired a further 2 x 10 MHz in the 2100 MHz band on that date. In October 2012, Digicel completed the integration of the Voila network with its existing network in Haiti and also launched LTE utilizing the 850MHz band.

Digicel launched LTE services in February 2016. Digicel’s LTE network in Haiti currently offers population coverage of 38% and geographic coverage of 15%.

Digicel continues to invest in the upgrade of its network which will result in the expansion of HSPA+ and LTE network coverage.

Papua New Guinea

Digicel operates GSM/GPRS/EDGE, HSPA+ and LTE networks. Digicel had 945 sites as of September 30, 2019 providing approximately 85% population coverage and 53% geographic coverage.

Digicel launched a 4G network in Papua New Guinea in May 2011 and since expanded the network to offer 46% population coverage and 24% geographic coverage.

Digicel launched a LTE services in June 2014 and currently offers 26% population coverage and 14% geographic coverage on its LTE network.

French West Indies

The French West Indies, which for the purposes of Digicel’s operating segments, is comprised of French Guiana, Guadeloupe and Martinique.

In French Guiana, Digicel operates GSM/GPRS/EDGE, HSPA+ and LTE networks with 73 cell sites as of September 30, 2019 providing approximately 99% population coverage and 7% geographic coverage. Digicel launched a 4G mobile network in French Guiana in November 2010 which currently has 91% population coverage and 4% geographic coverage. Digicel launched LTE services in March 2018 which currently has 85% population coverage and 7% geographic coverage.

In Guadeloupe, Digicel operates GSM/GPRS/EDGE, HSPA+ and LTE networks with 143 cell sites as of September 30, 2019 providing approximately 99% population coverage and 93% geographic coverage. Digicel launched a 4G mobile network in Guadeloupe in November 2010 and it currently has 93% population coverage and 71% geographic coverage. Digicel launched LTE services in June 2018 which currently has 87% population coverage and 64% geographic coverage.

In Martinique, Digicel operates GSM/GPRS/EDGE, HSPA+ and LTE networks with 130 cell sites as of September 30, 2019 providing approximately 99% population coverage and 88% geographic coverage. Digicel launched a 4G mobile network in Martinique in November 2010 and it currently has 98% population coverage and 86% geographic coverage. Digicel launched LTE services in June 2018 which currently has 93% population coverage and 74% geographic coverage.

Trinidad and Tobago

Digicel operates GSM/GPRS/EDGE, HSPA+ and LTE networks with 398 cell sites as of September 30, 2019 providing approximately 99% population coverage and 88% geographic coverage. Digicel launched a 4G network in Trinidad and Tobago in May 2012 which currently has 98% population coverage and 85% geographic coverage. Digicel launched LTE services in June 2018 which currently has 92% population coverage and 72% geographic coverage.

Cable TV & Broadband

Digicel operates two types of next generation access fixed line networks: HFC networks and FTTH/FTTB networks. These networks serve three core functions:

·	First, they allow Digicel to provide a full triple-play and quad-play offering to its customers comprising advanced high speed Broadband, interactive digital TV and digital voice services, and the ability to couple with Digicel’s Mobile offering in the case of quad-play;

·	Second, they facilitate the Business Solutions business in offering a full suite of business critical communications services; and

·	Third, they further enhance Digicel’s Mobile product offering by providing data offload capabilities, WiFi hotspots and heterogeneous networks. Furthermore, they also provide the ability to connect cell sites directly to a fiber backbone to facilitate high capacity backhaul.

Digicel’s HFC networks were acquired as part of acquisitions, and in some cases, Digicel extended or built adjacent regional networks to increase the service footprint. All of Digicel’s HFC networks have been fully upgraded to DOCSIS 3.0 standard and are mainly comprised of trunk coaxial cable of over 700 MHz capacity with older coaxial cable being removed as part of upgrade plans or regular maintenance programs. Digicel’s HFC networks are located in its smaller markets. As the nodes within the network are served on fiber, extending the fiber reach for high end enterprise customers is possible and Digicel provides dedicated capacity service to its corporate clients today in this way. All Cable TV hardware and software has been standardized and is being deployed to ensure a consistent service in each market with a familiar look and feel to seek to increase brand loyalty.

Digicel has built FTTH and FTTB networks in certain areas of Jamaica, Trinidad and Tobago, Barbados and Bermuda. Following damage caused by Hurricanes Irma and Maria to our HFC networks in Anguilla, Dominica and Turks and Caicos in September 2017, we upgraded our HFC networks in those markets to FTTH and FTTB, which brought the number of markets in which we offer FTTH services to eight. These networks will bring high connectivity speeds to these markets. The networks are technologically designed and built using the specifications similar to equivalent networks deployed in Singapore and South Korea, for instance. Using GPON technology, Digicel delivers speeds of up to 1Gbps (1,000Mbps) to each end customer and has tested XGPON (10Gbps technology) in Jamaica. Digicel has deployed fiber directly to its business customers offering advanced IP based business critical communications including MPLS/VPLS and VLAN services, business continuance and disaster recovery, real time data replication, cloud and high-speed internet services.

Subsea Fiber

Digicel has secured, through acquisitions, a wholly owned subsea fiber optic cable network of approximately 3,000 km providing capacity from Trinidad and Tobago, Guadeloupe up to Puerto Rico. With these capabilities, Digicel believes it can accelerate offering its subscribers and customers across its Mobile, Business Solutions and Cable TV & Broadband businesses, fast data transmission speeds, high definition channels, cloud offerings, reliable service and high-quality content and have the capacity to drive growth across each of those segments while being cost efficient. In total, Digicel has secured access to a robust network comprised of 15 subsea segments and landing on 14 islands with a reach of some 3,000 km across the Caribbean region and has entered into long-term IRUs with third parties to secure additional subsea fiber capacity in the Caribbean. Digicel secured resilient capacity for its subsea fiber through a redundant topology or, where the topology of the network is only one leg, through swap deals with third parties. Through its long-term capacity deals, Digicel has access to mainland United States through subsea fiber (with the access in Miami and New York for redundancy reasons). In the South Pacific, Digicel has also entered into long-term IRUs with third parties to secure subsea fiber capacity and is also investigating potential investments in subsea fiber build outs in the South Pacific region. On July 26, 2017, Digicel acquired a 16.6% shareholding in Tonga Cable Limited, which owns submarine fiber optic cables connecting Tonga and Fiji and is building an extension of the cable system to the outer Tongan island groups of Vava’u and Ha’apai to improve telecommunication services in both islands.

Markets and Competition

Digicel holds the number one mobile market position in 21 of the 31 markets in which it provides mobile telecommunications services. In addition, Digicel is continuing to grow its revenue from Business Solutions and Cable TV & Broadband and believes that it is well positioned to become a leading provider of such services where provided.

Digicel’s mobile subscribers and Cable TV & Broadband RGUs are impacted by, among other things, the level of the competition it experiences in each market. Operators typically compete on the basis of price, services offered, advertising and brand image, quality and reliability of service and coverage area. Digicel faces competition from established and new competitors in each of the geographic markets and businesses in which it operates. The nature and level of the competition it faces varies for each of the products and services it offers.

Digicel has become a leading mobile operator by competing effectively against other mobile operators in its markets. This involves leveraging its network and brand to deliver high quality services to its subscribers. In many of its markets, Digicel’s competitors are or were previously state-owned enterprises, which in Digicel’s view were unable to react quickly to Digicel’s entry into the mobile market and/or changes in consumer demand. As Digicel expands its operations in Business Solutions and Cable TV & Broadband, it may face competition from other companies and it believes its significant investment in its networks, brand, customer care and people will enable it to become a market leader in the provision of these services.

Digicel also faces a variety of other international, regional and local competitors in many of the markets in which it operates. More generally, the rapid development of new technologies has led to changes in customer needs and behavior and, in turn, increased the use of services from new competitors, including providers of VoIP services and largely unregulated global internet companies and OTT providers, such as Google, Facebook, Amazon and Netflix.

On March 31, 2015, Digicel’s primary competitor in the Caribbean region, Cable & Wireless Communications, announced the completion of the acquisition of 100% of the equity of Columbus International Inc., a privately owned telecommunications and technology services provider operating in the Caribbean and Central America. The consumer offering provided by Columbus (branded “Flow”) includes Cable TV & Broadband in seven of Digicel’s markets (Jamaica, Trinidad and Tobago, Barbados, St. Lucia, St. Vincent, Grenada and Curaçao), but not mobile services. On May 5, 2015, C&W announced that Flow will be their consumer facing brand throughout the Caribbean, replacing the former LIME brand in Digicel’s markets which has been used by C&W for its mobile services. Digicel understands that “C&W Business” will be the business facing brand across the C&W group, replacing the former “C&W Business Solutions” and “Columbus Business Solutions” brands.

On May 16, 2016, Liberty Global plc announced that it had completed the acquisition of C&W. Liberty Global plc is an international TV and broadband provider, with operations in more than 30 countries across Europe, Latin America and the Caribbean.

Jamaica

Market Characteristics

Jamaica, the fourth most populous island in the Caribbean, is a country with a population of approximately 2.8 million, GDP per capita of $5,252, public debt as a percentage of GDP of approximately 98.7% according to the IMF and household consumption equal to 81.9% of GDP according to The World Factbook.

The Jamaican economy is heavily dependent on the service industry, which accounts for more than 70% of its GDP. The country derives most of its foreign exchange from remittances and tourism (each accounting for 30% of GDP), and from the export of bauxite and alumina. Jamaica’s strategic location between the Cayman Trench and the Jamaica Channel (the main sea lanes for the Panama Canal) makes it an important transportation hub in the Caribbean.

The Jamaican demography is characterized by a young population with approximately 43% under the age of 25, compared to approximately 25% in Europe and 31% in the United States, according to The World Factbook.

Jamaica has a relatively developed telecommunications infrastructure that contains a hybrid mix of mobile and fixed-line technologies. Mobile, the most important market segment in the Jamaica telecommunications sector, is relatively mature with a mobile penetration rate of approximately 101% according to the ITU, compared to a mobile penetration rate of approximately 14% in 2000 which was the before to Digicel’s entry in that market. However, fixed-line penetration is one of the lowest in the Caribbean with an estimated fixed line penetration of approximately 40% of households according to the ITU. Fixed-line broadband access in Jamaica remains relatively underpenetrated with a 31% penetration ratio of households according to ITU and census statistics.

Prior to 2000, the telecommunications market in Jamaica was substantially underdeveloped, with limited competition and high prices. C&W launched Jamaica’s first mobile network in 1988 and remained the only mobile operator until early 2000 when the market was opened to competition. This created an important market opportunity for other potential operators, in particular for Digicel, which entered the mobile market in 2001. By providing a comprehensive offer at attractive prices, Digicel was able to rapidly capture significant market share.

In Jamaica, Digicel is present with the full suite of services (i.e., Mobile, Business Solutions, Cable TV & Broadband). The Digicel management believes that growing demand for bandwidth and bundled services is likely to increase demand for alternative access technologies with the ability to provide interactive services such as VOD. As in other countries in which Digicel operates, multiple-product packages and convergence have become increasingly important. However, triple-play penetration lags behind that of more developed economies.

Mobile Operations and Competition

On April 19, 2001, Digicel completed the initial build-out of its island-wide GSM network and launched mobile services. Digicel rapidly grew its subscriber base in Jamaica. Digicel has held the number one market position in Jamaica since May 2002. Digicel operates GSM/GPRS/EDGE, HSPA+ and LTE networks, and it launched its 4G services in June 2012. LTE services were launched in June 2016. At September 30, 2019, it had 2.1 million subscribers in Jamaica (representing an estimated 66% subscriber market share). Digicel currently has one competitor in the Mobile market in Jamaica: C&W Jamaica (providing services under the Flow brand). Digicel completed the acquisition of America Movil’s business in Jamaica (providing services under the Claro brand) on November 30, 2011. In Jamaica, approval was granted on May 6, 2016 for the award of a third mobile license to a local company called Symbiote Limited, but the license was subsequently revoked.

Cable TV & Broadband Operations and Competition

Digicel acquired Telstar Ltd. in December 2014, a HFC analogue and Digital Cable TV provider in Kingston, with a license to also provide service to the surrounding area of Portmore. Digicel began upgrading the network to FTTH commencing in September 2014 and it launched services in September 2015. As of September 30, 2019, Digicel’s FTTH network in Jamaica passed 168,227 households.

Digicel currently has two principal competitors in its current footprint in the cable TV, broadband and fixed telephony markets in Jamaica: C&W Jamaica (providing services under the Flow brand) and Logic One Ltd, a cable TV and internet provider with a license in the West Kingston area. There are also a number of smaller independent players across the island, who we believe have limited scale or capital.

In the six months ended September 30, 2019 and the year ended March 31, 2019, Digicel’s revenue, Adjusted EBITDA and capital expenditure in Jamaica were $178.0 million, $89.9 million and $24.6 million and $349.2 million, $154.4 million and $35.0 million, respectively.

Haiti

Market Characteristics

Haiti, one of the most densely populated countries in the Western Hemisphere, has a population of approximately 10.8 million, GDP per capita of $798 excluding remittances from the large Haitian expatriate population in the United States, public debt as a percentage of GDP of approximately 30.1%, according to the IMF and household consumption equal to 99.1% of GDP according to The World Factbook. Economic activity in Haiti is centered on agriculture, mainly small-scale subsistence farming. Haiti has experienced political, security and economic instability in the recent past and may experience instability in the future. In addition to the Haitian population, Digicel serves the large contingent of NGO groups and peacekeepers that are stationed in Haiti through its roaming arrangements. On January 12, 2010, an earthquake of 7.0 magnitude struck Haiti which resulted in significant damage to the country’s capital and surrounding areas. The earthquake did not have any adverse impact on Digicel’s business and Digicel has grown its subscriber base significantly in the intervening period.

Since July 2018, the political and economic situation in Haiti has deteriorated significantly. On multiple occasions this has resulted in weeks of violent unrest and popular uprisings. Port-au-Prince and all the major cities in Haiti have experienced a period of significant turmoil with large numbers of protests, mainly in the form of barricades on major routes, lootings, increased gang warfare and violence. Digicel’s business has been impacted by the unrest in the following ways: (1) regular operation and maintenance visitis to cell sites for refueling activities have had to be adjusted, (2) the network upgrade has slowed down, and (3) on certain days our employees cannot travel safely to our offices.

The Haitian demography is characterized by a young population with approximately 52% of the population under the age of 25, compared to approximately 25% in Europe and 31% in the United States, according to The World Factbook.

The mobile sector is the largest private employer in Haiti and is the biggest contributor to state revenue from taxes according to BuddeComm. Mobile has a penetration rate of approximately 58% according to the ITU compared to a penetration rate of approximately 5% in 2005, before Digicel’s entry into that market.

Haiti has one of the most underdeveloped fixed telecommunications infrastructures across the Caribbean, with a fixed-line penetration of approximately 0% of households according to the ITU. Although internet use has increased substantially in recent years, fixed-line broadband access in Haiti remains very limited,

In contrast to Haiti’s fixed-line market, the Haitian mobile sector is continuing to grow and the Digicel management believes that mobile penetration will increase over the next few years. Digicel currently offers Mobile and Business Solutions services in Haiti. Digicel’s mobile financial services in Haiti, Mon Cash, have recently exceeded 1 million customers.

Tele-Haiti is the oldest TV network in the country, providing a range of four packages with up to 96 channels available, according to BuddeComm.

Mobile Operations and Competition

In June 2005, Digicel won a GSM license before launching commercial services in May 2006. Digicel launched 4G services in December 2011 and it has grown its subscriber numbers to 4.5 million at September 30, 2019 and believes it holds the number one market position in Haiti with a market share of approximately 72%. Digicel launched LTE services in parts of Port-au-Prince in February 2016 and expanded coverage to two additional towns (Cap Haitian and Les Cayes) in 2017 and 2018. LTE coverage of all major cities in Haiti is expected to be completed during fiscal 2022.

In April, 2010, Digicel acquired ACN, a WiMAX operator which has 90 MHz of 2.3 GHz spectrum assigned to it. ACN has relatively small operations and a limited customer base. Its primary asset is the 2.3 GHz spectrum and fiber landing rights contained in its license. ACN was issued a 10-year license in October 2005 (this was subsequently renewed in 2015 for 15 years) and is permitted to provide all forms of telecommunication services in Haiti utilizing the 2.3 GHz band. This license was renewed in February 2015 for 15 years.

On September 30, 2011, Digicel entered into an agreement with Columbus Networks to build an undersea cable from Haiti to Florida. This undersea cable has allowed Digicel to be able to connect Haiti independently with the rest of the world in a cost-effective manner since 2012, as well as to offer capacity on this route to competing carriers and ISPs, for the benefit of the market as a whole.

On March 30, 2012, Digicel completed the acquisition of Communication Cellulaire d’Haiti S.A. from Trilogy International Partners. Communication Cellulaire d’Haiti S.A., which operated under the Voila brand, was the second largest mobile phone operator in Haiti. In October 2012, Digicel completed the integration of the Voila network with its existing network in Haiti. Following its acquisition of Voila, Digicel has one competitor in Haiti in the form of Natcom, which launched its mobile service in September 2011 following its acquisition of TELECO. Natcom is 60% owned by Vietnamese operator Viettel following the completion of a privatization process of TELECO on September 1, 2010. NATCOM has rolled out a national fiber backbone network as well as a 2G and 3G GSM network with limited LTE coverage in place since 2016.

In April 2014, Digicel took a minority equity position in Digital Satellite Systems, a new wireless cable operator presently rolling out in Haiti. Digital Satellite Systems was awarded a 15-year license for terrestrial scrambled wireless cable by Conatel on January 28, 2011.

Other

Digicel’s subsidiary, Turgeau Developments S.A., has constructed a 175-room hotel located adjacent to the site of its corporate offices in Port-au-Prince, Haiti. The hotel opened in February 2015 and is operated by Marriott International under the Marriott brand under an initial 10-year operating and brand licensing agreement. The construction of the hotel was partly funded by a debt facility provided by International Finance Corporation (“IFC”), and Financierings-Maatschappij voor Ontwikkelingslanden N.V. (“FMO,” a Dutch development agency). This is held through an unrestricted subsidiary. See “Description of Other Indebtedness—Turgeau Developments S.A.” for more details on this facility.

In the six months ended September 30, 2019 and the year ended March 31, 2019, Digicel’s revenue, Adjusted EBITDA and capital expenditure in Haiti were $137.2 million, $63.1 million and $20.5 million and $307.4 million, $160.3 million and $26.2 million, respectively.

Papua New Guinea

Market Characteristics

Papua New Guinea has a population of approximately 7.0 million, GDP per capita of $2,820, public debt as a percentage of GDP of approximately 44% according to the IMF and household consumption equal to 43.7% of GDP according to The World Factbook. Papua New Guinea is richly endowed with natural resources, but exploitation has been hampered by rugged terrain, land tenure issues and the high cost of developing infrastructure. Agriculture provides a subsistence livelihood for 85.1% of the population. Mineral deposits, including copper, gold and oil account for nearly two-thirds of export earnings. A consortium led by ExxonMobil is constructing a liquefied natural gas (“LNG”) production facility which commenced production of LNG in April 2014 and delivered its first cargo of LNG in May 2014. As the largest investment project in the country’s history, it has the potential to double GDP in the near-term and triple export revenue and the reported investment for the initial phase of the project, excluding shipping costs, is estimated at $19 billion.

The Papua New Guinea demography is characterized by a young population with approximately 51.9% under the age of 25, compared to approximately 25% in Europe and 31% in the United States, according to The World Factbook.

Network deployment costs are high in Papua New Guinea due to the harsh terrain and the relatively high proportion of the population living in rural areas. As a result, fixed telecom infrastructure is almost non-existent outside the main urban areas of Port Moresby, Lae and Mt Hagen. Fixed-line penetration is approximately 11% of households according to the ITU. Mobile penetration is approximately 30% according to the ITU, the lowest across the markets in which Digicel operates, compared to a mobile penetration rate of less than 2% in 2006, prior to Digicel’s entry in that market.

Since 2007, when the market was opened to competition, growth in telecommunications across the country has come from the two (formerly three) mobile network operators, as the fixed-line market has remained fairly static. By bringing mobile services to previously unserved areas and reducing prices, Digicel believes that it has been instrumental in driving the increase in the penetration of mobile telecommunication across the country.

With a population of approximately seven million people based on official data (which Digicel believes is understated) and relatively underdeveloped telecom services, Digicel believes Papua New Guinea’s telecommunications market has significant growth potential. In particular, Digicel believes that demand for mobile services will continue to increase together with a rapid adoption of smartphones, which will lead to an increase of data and VAS consumption. Also, Digicel believes that there is significant scope for its revenue to be increased from the provision of Business Solutions and Cable TV and related products and services as the market develops. Digicel currently offers Mobile, Business Solutions and Cable TV & Broadband in Papua New Guinea.

Mobile Operations and Competition

Digicel was issued a cellular license in Papua New Guinea in March 2007 and launched operations in July 2007. At September 30, 2019, Digicel PNG had 2.1 million subscribers in Papua New Guinea with an estimated market share of 91%.

In the 15 months ended June 30, 2015, Digicel completed the construction of 300 new towers which are 100% solar powered and significantly expand Digicel’s rural coverage in Papua New Guinea. Digicel currently has 945 sites providing approximately 85% population coverage and 53% geographic coverage. Digicel launched a 4G network in Papua New Guinea in May 2011 and has expanded the network since. Digicel currently has 349 4G sites with 46% population coverage and 24% geographic coverage. Digicel launched LTE services in June 2014. Given the difficult terrain in Papua New Guinea, Digicel believes its network footprint gives it a significant competitive advantage.

bemobile Limited is Digicel’s mobile competitor in Papua New Guinea and is 47.1% owned by the government via a statutory body, the Independent Public Business Corporation, 47.1% owned by Capital Way Holdings and 5.8% owned by Asian Development Bank. In March 2007, a mobile license was awarded to Green Communication Limited (“Greencom”), which coincided with Digicel PNG being awarded its first mobile license. However, Greencom did not launch operations in Papua New Guinea as Digicel understands that it is currently in liquidation and that its mobile license (as well as its spectrum license) have been revoked.

In February 2017, the government of Papua New Guinea announced the amalgamation of bemobile Limited with Telikom PNG, the incumbent fixed line operator. In April 2019, Papua New Guinea’s Independent Consumer and Competition Commission (ICCC) announced it had granted approval for the share transfer and that no assets are to be transferred between bmobile and Telikom PNG as a result.

Amalgamated Telecoms Holdings (“ATH”), a Fiji headquartered telecommunications holding company with interests throughout the South Pacific has announced that it is considering deploying a telecommunications network in Papua New Guinea following its completion of the acquisition of Digitec Communications Limited (“Digitec”) on May 21, 2019. Digitec provides ICT products and services in Papua New Guinea and owns a telecommunications licence and radio spectrum in the market. ATH has made no announcements on the precise timing of its launch but Digicel management estimates that it is likely to occur in 2020.

Cable TV & Broadband Operations and Competition

In 2014, Digicel acquired Hitron and Channel 8. Digicel’s TV offering in Papua New Guinea combines both free TV and Cable TV. Digicel has a digital terrestrial service covering major towns and cities within Papua New Guinea, such as Port Moresby, Lae and Hagen as well as DTH service covering the whole country. The services received by customers are ultimately the same, with the difference being the mode of receiving antenna (for DTT, a standard VHF aerial; for DTH, a satellite dish). Customers who have the equipment (aerial or dish and a set-top-box) installed receive two channels free at all times. One of these channels, TVWAN, is a general entertainment channel and includes a local news service and local current affairs programs produced by Digicel using their own reporting and production teams. TVWAN is used to cross promote the channels with the cable TV plans and also generate advertising revenues. Digicel PNG currently provides eight prepaid cable TV plans. Almost uniquely in the industry, these are not traditional calendar month subscriptions but available as one, seven, 14 or 30-day plans. Further, the purchase of the plans uses airtime credit from mobile phones connected to Digicel’s network. This provides a key point of customer convenience and flexibility. Some of the programs on TVWAN and TVWAN Rugby are produced in HD and provide advertising revenue for Digicel PNG. Two additional channels, TVWAN Life and TVWAN Action were added as part of Digicel PNG’s offering. TVWAN Life focuses on drama while TVWAN Action showcases live national and international sport.

Prior to April 1, 2016, the main cable competitor in the South Pacific was Sky Pacific, which operated a DTH service in 14 markets across the region, including Papua New Guinea. On September 18, 2015, Digicel entered into a Business Purchase Agreement with Fiji Television Limited to acquire the assets related to the Sky Pacific business and the transaction was completed on April 1, 2016. In Papua New Guinea, Click TV is a new entrant to the cable TV market and it provides a UHF DTT service as well as a DTH service. After Digicel’s acquisition of Hitron and Channel 8, Digicel believes that it has a superior channel and content offering compared to Click TV and that it has a competitive advantage by allowing its mobile subscribers to pay for the service using their mobile phones.

In the six months ended September 30, 2019 and the year ended March 31, 2019, Digicel’s revenue, Adjusted EBITDA and capital expenditure in Papua New Guinea were $171.8 million, $82.0 million and $11.4 million and $344.8 million, $160.5 million and $46.4 million, respectively.

Trinidad and Tobago

Market Characteristics

Trinidad and Tobago has a population of approximately 1.2 million, GDP per capita of approximately $18,741, public debt as a percentage of GDP of approximately 45% according to the IMF and household consumption equal to 78.9% of GDP according to The World Factbook. Trinidad and Tobago attracts considerable foreign direct investment from international businesses, particularly in energy, and has one of the highest per capita incomes in the Caribbean. Oil and gas account for about 40% of GDP and 80% of exports, but only 5% of employment. Oil production has declined over the last decade as the country focused the majority of its efforts on natural gas. Other sectors the government of Trinidad and Tobago targeted for increased investment and projected growth include tourism, agriculture, information and communications technology, and shipping.

Trinidad and Tobago is characterized by a relatively young population with approximately 30.3% under the age of 25, compared to approximately 25% in Europe and 31% in the United States, according to The World Factbook.

Trinidad and Tobago has a relatively advanced network infrastructure with eight operators currently active in fixed-internet access services and two wireless operators (including Digicel) offering mobile service, according to TeleGeography GlobalComms Database. Fixed-line penetration is approximately 82% of households according to the ITU. Mobile penetration is approximately 140% according to ITU. Fixed-line broadband penetration is approximately 77% of households. Digicel believes that convergence between mobile and fixed will become an increasing trend in Trinidad and Tobago and it commenced the construction of a FTTH network in October 2014 and launched its FTTH network in December 2015. As of September 30, 2019, Digicel’s FTTH network in Trinidad and Tobago passed 286,232 households.

Mobile Operations and Competition

Digicel acquired spectrum on June 23, 2005 in Trinidad and Tobago and was awarded one of two new licenses by the Ministry of Public Administration and Information in December 2005. It launched services on April 6, 2006 and, since then, Digicel has grown its subscriber base to 0.8 million subscribers at September 30, 2019.

Digicel’s primary competitor in Trinidad and Tobago is the incumbent and former monopoly operator, Telecommunications Services of Trinidad and Tobago (“TSTT”), which is 49% owned by C&W and 51% government-owned. TSTT lost its exclusivity in the market with Digicel’s launch in 2006. TSTT did not rebrand to LIME during the pan-Caribbean rebranding by C&W which was completed in the quarter ended December 31, 2008. In early 2015, the government of Trinidad and Tobago approved the acquisition of Columbus (which also operates under the “Flow” name) by C&W conditional upon the divesting by C&W of its interest in TSTT; with divestment to take place within 12 months of such approval (which 12 month period was extended by a further six months). Laqtel Ltd., a start-up formed by investors in Barbados and Trinidad and Tobago, was also awarded a license in June 2005. However, this license has subsequently been withdrawn. It is anticipated this license will be reissued, but Digicel has no definitive information on when this is likely to happen. The government of Trinidad and Tobago conducted a process for the awarding of a third mobile license in Trinidad and Tobago in 2014. However, that process has stalled with no clear reason given by the regulator. It is also unclear how that process to award a third mobile license will proceed, if at all. Digicel holds the number one mobile market position in Trinidad and Tobago.

Cable TV & Broadband Operations and Competition

Digicel received a cable TV license in August 2014, started the construction of a FTTH network in October 2014 and launched its FTTH network in December 2015. As of September 30, 2019, Digicel’s network passed 286,232 homes.

In Trinidad and Tobago, Digicel competes primarily with Flow Trinidad and Tobago, acquired by C&W in 2016, and some small independent, regional operators for the provision of cable TV services. TSTT, the incumbent local, fixed-line telephone operator with respect to voice services, launched an IPTV service in 2009, but has failed to achieve any significant subscriber base, while Flow has continued to steadily grow its subscriber base. In May 2017, TSTT acquired the fixed business of Massy Communications. Based on press reports at the time, the combined entity passed 59,000 homes with a fiber-based product at that time. DirecTV offers a digital broadcast satellite service. Flow Trinidad and TSTT are the main competitors for cable broadband services although Digicel believes its FTTH network will allow it to offer faster upload and download speeds.

Digicel competes primarily with TSTT and Flow Trinidad for the provision of fixed telephony services. Digicel believes that it offers superior pricing and customer service, as well as offering customers the ability to subscribe for bundled services from a single service provider.

In the six months ended September 30, 2019 and the year ended March 31, 2019, Digicel’s revenue, Adjusted EBITDA and capital expenditure in Trinidad and Tobago were $133.3 million, $68.0 million and $16.5 million and $254.3 million, $135.0 million and $43.6 million, respectively.

French West Indies

Market Characteristics

The French West Indies comprises the markets of French Guiana, Guadeloupe and Martinique. These markets are part of France and the EU and use the euro as their currency.

French Guiana has a population of approximately 281,612 people with a GDP per capita of $16,950. The economy is tied closely to the much larger French economy through subsidies and imports. Apart from the French space center at Kourou (which accounts for 25% of GDP), fishing and forestry are the most important economic activities. French Guiana is heavily dependent on imports of food and energy.

Guadeloupe has a population of approximately 390,704 people with a GDP per capita of $26,026. Guadeloupe’s economy depends on agriculture, tourism, light industry and services. It also depends on France for large subsidies and imports. Tourism is a key industry, with most tourists from mainland France, and a growing number of cruise ships visiting the island.

Martinique has a population of approximately 376,480 people with a GDP per capita of $25,730. The economy is based on sugarcane, bananas, tourism and light industry. Agriculture accounts for about 6% of GDP and the small industrial sector for 11%. It also depends on France for large subsidies and imports. Tourism, which employs more than 11,000 people, has become more important than agricultural exports as a contributor to the economy.

The French West Indies have a relatively advanced telecommunications infrastructure with one of the highest penetrations for both mobile and fixed-line broadband across the Caribbean. Mobile penetration rates range from 101% in French Guiana to 176% in Guadeloupe according to GSMA Intelligence estimates. Unlike Digicel’s other markets, a substantial portion of the mobile users in Guadeloupe, Martinique and French Guiana use postpaid services. Fixed-line penetration ranges from 63% of households in French Guiana to 150% of households in Guadeloupe.

Mobile Operations and Competition

Digicel acquired Bouygues Telecom Caraibe in April 2006 and re-launched services in French Guiana, Guadeloupe and Martinique on June 15, 2006 under the Digicel brand. Digicel launched 4G services in November 2010. Digicel holds the number two market aggregate position in the French West Indies. Digicel launched LTE services in June 2018, after Orange and SFR.

There are currently two competitors in French Guiana, Guadeloupe and Martinique: Orange Caraïbe, which is owned by France Telecom, and ONLY, which was recently acquired by Altice and rebranded SFR, a provider that also has Internet services. Iliad S.A. has been awarded a license to operate LTE services in all French West Indies territories. While it has not yet launched, management believes that it may do so during 2020.

In the six months ended September 30, 2019 and the year ended March 31, 2019, Digicel’s revenue, Adjusted EBITDA and capital expenditure in the French West Indies were $75.3 million, $24.2 million and $10.1 million and $163.4 million, $52.1 million and $48.8 million, respectively.

Other Markets (in alphabetical order)

Anguilla

Market Characteristics. Anguilla’s population is estimated at approximately 17,422 with a GDP per capita of $10,068. Anguilla’s economy depends heavily on tourism, offshore banking, lobster fishing and foreign remittances. Growth of the construction sector, driven by increasing tourism, has also contributed to economic growth.

Mobile Operations and Competition. Digicel acquired Cingular’s Anguilla property on August 31, 2005 and services launched in December 2005. In December 2009, Digicel acquired the 25% minority interest in Digicel Anguilla formerly held by Caribbean Commercial Bank Limited. Digicel launched a 4G mobile network in Anguilla in April 2013.

Digicel currently has one competitor in the mobile market in Anguilla, C&W, which is the incumbent and provides fixed and mobile service under the Flow brand. Digicel holds the number one market position in Anguilla.

Cable TV & Broadband Operations and Competition. Digicel acquired an existing HFC network in November 2013. Digicel upgraded the network to DOCSIS 3.0 and rebranded in January 2015, with high-quality TV services introduced in June 2015.

In the cable TV market Digicel competes with Dish, and illegal operators. Digicel holds a number one market position, and has grown its market share after the introduction of a high-quality TV service. In the cable broadband market, Digicel competes with Flow, where Digicel has recently moved to number one in market share.

Anguilla sustained significant damage from two hurricanes in September 2017 requiring a rebuild of the cable system. The project cost was largely covered by the proceeds of insurance claims. The upgraded system is FTTH and allows for a significant upgrade in service options and quality of service with critical links in the system installed underground.

Antigua and Barbuda

Market Characteristics. Antigua and Barbuda’s population is estimated at approximately 95,882 with a GDP per capita of $15,895. Tourism, principally from the United Kingdom and the United States, dominates the economy, accounting for more than half of Antigua and Barbuda’s GDP.

Mobile Operations and Competition. Digicel acquired Cingular operations in Antigua and Barbuda on September 30, 2005 and re-launched services there in March 2006 under the Digicel brand. Digicel launched LTE services in Antigua and Barbuda in November 2012.

Digicel has two competitors in Antigua and Barbuda: C&W and Antigua Public Utilities Authority, a government-owned operation. C&W was party to a contract which gave it an international long distance monopoly until June 2012. The international monopoly ended on June 22, 2012 and all domestic operators are now allowed to send and receive international minutes. Digicel holds the number one market position in Antigua and Barbuda. C&W operates services under the Flow brand.

Aruba

Market Characteristics. Aruba’s population is estimated at approximately 116,576, with a GDP per capita of $23,161. Economic activity in Aruba is centered mainly on tourism. The rapid growth of the tourism sector over the last decade has driven the substantial expansion of other related activities, such as construction and aviation.

Mobile Operations and Competition. Digicel launched services on July 15, 2003 and launched a 4G mobile network in June 2011 and a LTE network in March 2018.

Setar, which is owned by the government of Aruba, is Digicel’s only significant operational competitor in the Mobile market in Aruba. Setar operates both fixed and mobile networks and offers internet through DSL and fiber. Digicel has the number two market position in Aruba. A third mobile license was acquired by E Oliver Capital Group Mobile Aruba N.V. in 2007 which used code division multiple access (“CDMA”) technology and launched mobile broadband services under the MIO brand. In July 2017, assets of MIO were seized by the government of Aruba for non-payment of regulatory fees and its concession was withdrawn.

Barbados

Market Characteristics. Barbados has a population of approximately 293,131 people, with a GDP per capita of $17,023. Economic activity in Barbados was historically centered on sugarcane cultivation and related activities with recent diversification into light industry and tourism. Offshore finance and information services are important sources of foreign exchange.

Mobile Operations and Competition. Digicel launched operations on February 11, 2004 and, in the year ended March 31, 2006, Digicel purchased the assets of Cingular, one of its competitors in these markets. Cingular’s operations have now been integrated into Digicel’s operations in this market and rebranded as Digicel. Digicel launched a 4G mobile network in Barbados in December 2011 and LTE services in October 2016.

C&W, the incumbent operator, is Digicel’s principal competitor in the Mobile market in Barbados under the Flow brand. Digicel holds the number one market position in Barbados. In February 2014, a mobile license was issued to a company called Ozone Communications Inc., which launched mobile operations in July 2017. Digicel estimates that Ozone currently has less than 2% market share.

Cable TV & Broadband Operations and Competition. Digicel started the construction of a FTTH network in March 2015, after receiving a cable TV license in August 2014. Digicel launched its FTTH services in December 2015 and this network passed 79,226 homes as of September 30, 2019.

Digicel competes primarily with CWC Barbados who recently acquired Flow Barbados, to create an enlarged FTTH provider passing over 60,000 homes in Barbados. Multichoice, a government owned operation using low capacity multichannel multipoint distribution service technology for the provision of TV services, is the second operator. Unlike in other Caribbean markets which Digicel has entered, there is an existing FTTH provider, offering a similar product set. However, Digicel believes that it offers superior pricing and customer service, as well as offering customers the ability to subscribe for bundled services from a single service provider.

Bermuda

Market Characteristics. Bermuda has a population of approximately 71,176 people with a GDP per capita of $86,082. Bermuda enjoys one of the highest per capita incomes in the world, higher than that of the United States. Its economy is primarily based on providing financial services for international business, including a number of reinsurance companies, and luxury tourism.

Mobile Operations and Competition. Digicel acquired the Cingular operations in Bermuda on September 1, 2005 and rebranded these operations under the Digicel brand on December 2, 2005. Digicel launched a 4G network in August 2010 and LTE services in May 2017. Digicel’s mobile competitor in Bermuda is Cellular One, which is owned by Atlantic Tele Networks and Keytech. Digicel believes it has the largest market share in Bermuda.

Cable TV & Broadband Operations and Competition. On September 21, 2011, Digicel acquired Transact Limited, who holds a license to provide ISP services as well as international voice services utilizing VoIP.

On January 9, 2015, Digicel executed a combination agreement with respect to the acquisition of BHL, which owns 100% of the share capital of BTC, and completed the acquisition on June 1, 2015. The acquisition of BTC, a fixed telephony and local loop internet business, whose core network is fiber, extends 240 km and passes approximately 100% of homes on the island.

Digicel completed construction of a 766 kilometer FTTH network passing 39,100 homes in November 2017 with the successful commercial launch of digital television, broadband internet and fixed home phone services on November 30, 2017. The service levels, products and bundles offered mirror other Digicel markets in the Caribbean.

As of September 30, 2019, Digicel had 1,702 Cable TV, 16,769 fixed telephony and 8,605 fixed broadband RGUs in Bermuda.

In the cable broadband market, Digicel competes with Cablevision and Logic, both owned by Keytech Group, Link and Tbi. The competitors offer a unified broadband ISP product. Digicel is the incumbent fixed telephony provider, with competition primarily from VoIP providers and Fixed to mobile substitution.

Bonaire

Market Characteristics. Bonaire has a population of approximately 19,200 people with a GDP per capita of $22,604. Bonaire’s economy depends on tourism and petroleum refining. Bonaire was part of the Netherlands Antilles until this ceased to exist as a separate country within the Kingdom of the Netherlands on October 10, 2010, when Bonaire became a special public entity, similar to a municipality, within the country of the Netherlands.

Mobile Operations and Competition. Digicel acquired Antilliano Por N.V., a mobile operator in Bonaire that had not yet begun operations, on April 20, 2006. Through this acquisition, Digicel also obtained a long distance license application in Bonaire. Digicel launched operations there on July 14, 2006 and it subsequently launched a 4G mobile network in June 2011 and LTE services in December 2017.

Digicel has one main competitor in Bonaire, UTS. A third operator—Telbo—launched operations on June 19, 2015 and focuses on the postpaid market in Bonaire. As of September 30,2019 it is estimated that Telbo has approximately 2,000 subscribers. Another operator is Flamingo TV, a cable TV station that moved into residential internet service and telephony services as well. Digicel holds the number one market position in Bonaire.

British Virgin Islands

Market Characteristics. The British Virgin Islands have a population of approximately 35,802 people with a GDP per capita of approximately $28,713.

Mobile Operations and Competition. In December 2007, Digicel was awarded a license in the British Virgin Islands. Digicel launched operations on November 28, 2008 it subsequently launched a 4G mobile network in November 2012 and LTE services in February 2017.

Digicel holds the number one market position in the British Virgin Islands. Cable & Wireless (Flow) and locally-owned CCT are the two other operators in the market.

Cayman Islands

Market Characteristics. The Cayman Islands have a population of approximately 59,613 people with a high GDP per capita of approximately $37,743. The Cayman Islands have a strong business community working in banking, insurance and finance, making the Cayman Islands a very attractive market.

Mobile Operations and Competition. Digicel launched operations in the Cayman Islands on March 3, 2004 and, in the year ended March 31, 2006, it purchased the assets of Cingular, a competitor in this market. Cingular’s operations were integrated into Digicel’s operations in this market and rebranded as Digicel. Digicel launched LTE services in Cayman Islands in December 2013, being the first operator to launch such services across the Cayman Islands.

C&W, the incumbent operator, is Digicel’s only competitor in the Mobile market in the Cayman Islands. Digicel also operates in the mobile broadband market and competes against other licensees such as Logic and C3. Digicel holds the number one market position in the Cayman Islands.

Curaçao

Market Characteristics. Curaçao has a population of approximately 150,241 people with a GDP per capita of approximately $37,273. Economic activity in Curaçao is centered on financial services, shipping, oil refining and tourism. Curaçao has one of the largest natural harbors in the Caribbean making it an important gateway to Latin America and the Caribbean.

Mobile Operations and Competition. Digicel acquired Curaçao Telecom on March 3, 2005 and re-launched services there in April 2006 under the Digicel brand. Digicel launched a 4G mobile network in Curaçao in June 2011 and LTE services in December 2017.

UTS, the government-owned incumbent operator for fixed and mobile services, is Digicel’s principal competitor in the Mobile market in Curaçao. Digicel holds the number one mobile market position in Curaçao.

Cable TV & Broadband Operations and Competition. On March 21, 2016, Digicel signed an agreement to acquire Santa Barbara Utilities N.V. which trades as Tres Networks in Curaçao. Tres Networks provides residential and business customers with state-of the-art high-speed internet, telephony and digital video services over Curaçao’s first fiber optic network. This transaction was completed on September 30, 2016.

Dominica

Market Characteristics. Dominica has a population of approximately 74,027 people with a GDP per capita of $7,524. The economy in Dominica depends on agriculture, primarily bananas, and remains highly vulnerable to climatic conditions and international economic developments.

Mobile Operations and Competition. Digicel acquired Cingular’s Dominica property on August 31, 2005 and re-launched services there on May 25, 2006 under the Digicel brand. On September 11, 2009, Digicel completed the acquisition of a competitor, Orange Dominica, a subsidiary of France Telecom. This business has been consolidated into its existing operations in Dominica. Digicel launched a 4G mobile network in Dominica in December 2014.

Digicel currently has one competitor in Dominica: the incumbent C&W operating under the Flow brand. Digicel holds the number one market position in Dominica.

Cable TV & Broadband Operations and Competition. Digicel acquired an existing HFC network (“SAT”) in November 2013. The existing TV service was upgraded, providing a new user-interface and the broadband network was upgraded to DOCSIS 3.0, offering download speeds up to 50 Mbps. Digicel rebranded this service to “Digicel” in October 2014.

In cable TV, Digicel previously competed with Marpin, a former government-owned operator that was acquired by Cable and Wireless. However, Marpin is no longer in existence following its acquisition by Cable and Wireless and damage caused by Hurricane Maria in September 2017. Digicel currently holds the number one position in the cable TV and broadband market.

Dominica sustained significant hurricane damage in September 2017 requiring a rebuild of the cable system. The project cost was largely covered by the proceeds of insurance claims. The upgraded system is FTTH and allows for a significant upgrade in service options and quality of service with critical links in the system installed underground.

El Salvador

Market Characteristics. El Salvador has a population of approximately 6.2 million people with a GDP per capita of $4,010. El Salvador’s economy depends on services, manufacturing, agriculture and incoming remittances.

Mobile Operations and Competition. Digicel acquired a mobile operator providing GSM services in El Salvador on October 2, 2006. Digicel re-launched this business in April 2007 as Digicel El Salvador and it launched a HSPA+ mobile network in November 2013.

Digicel currently has three main competitors in El Salvador: Millicom, Telefonica and America Movil. All three competitors operate GSM and HSPA+ networks. Telefonica and Millicom launched LTE networks in 2017. Intelfon El Salvador also operates in the market under the “Red” brand but has less than 1% market share according to the TeleGeography GlobalComms Database.

On January 24, 2019, América Móvil, S.A.B. de C.V. (“AMX”), announced that it has entered into an agreement to acquire 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. (“Telefónica El Salvador”). The transaction is subject to regulatory approval, and Digicel is participating in this process.

Eastern Caribbean—St. Lucia, St. Vincent and the Grenadines and Grenada

Market Characteristics. The current population of the three markets is approximately 0.4 million (St. Lucia: 0.2 million; St. Vincent and the Grenadines: 0.1 million; and Grenada: 0.1 million). GDP per capita averages $9,289 (St. Lucia: $10,187; St. Vincent and the Grenadines: $7,708; and Grenada: $9,973). Economic activity is centered on tourism. Manufacturing and a developing offshore financial industry are also important sources of foreign exchange earnings.

Mobile Operations and Competition. Digicel launched services in St. Lucia and St. Vincent and the Grenadines on March 23, 2003 and in Grenada on October 17, 2003. Following these launches, Digicel purchased the assets of Cingular in the year ended March 31, 2006, one of its competitors in these markets, in St. Lucia and St. Vincent and the Grenadines. Cingular’s operations have now been integrated into Digicel’s operations in these markets and rebranded as Digicel. Digicel launched a 4G mobile network in May 2014 and LTE networks in November (St. Lucia) and December 2018 (St. Vincent and the Grenadines and Grenada).

Apart from a small indigenous mobile operator in Grenada, C&W, the incumbent operator, is the only competitor in the mobile market in these islands under the Flow brand. Digicel believes it has the largest market share in each of these islands.

Fiji

Market Characteristics. The Republic of the Fiji Islands includes 332 islands; of which approximately 110 are inhabited with a total population of approximately 0.9 million and a GDP per capita of $5,280. Fiji is a world renowned destination for tourism with abundant natural beauty and a tropical climate. In addition, Fiji is endowed with forest, mineral, and fish resources and is one of the most developed of the South Pacific island economies. Sugar exports, remittances from Fijians working abroad, and a growing tourist industry are the major sources of foreign exchange.

Commodore Josaia Voreqe (Frank) Bainimarama, Commander of the Republic of Fiji Military Forces, staged a military takeover against Prime Minister, Laisenia Qarase, on December 5, 2006 and formed an Interim Government with himself as Interim Prime Minister. This Interim Government has remained in power since the coup. On April 9, 2009, the Fijian Court of Appeal overturned the Fijian High Court’s decision that Bainimarama’s takeover of Qarase’s government was legal, and declared the Interim Government illegal. Bainimarama agreed to step down as Interim Prime Minister immediately, along with his government. On April 10, 2009, President Iloilo suspended the Constitution of Fiji, dismissed the Court of Appeal and appointed himself as the Head of the State of Fiji under a new legal order. Commodore Bainimarama was reappointed as Interim Prime Minister; he, in turn, reinstated his previous Cabinet. The international community has censured these actions and Fiji was suspended from the South Pacific Island Forum and the Commonwealth of Nations as a result. Democratic elections were held on September 17, 2014, and Commodore Bainimarama was reelected as Prime Minister. Fiji was subsequently reinstated as a member of the Commonwealth of Nations.

Mobile Operations and Competition. Digicel (Fiji) Limited launched operations in Fiji in October 2008, with the HSPA+ network launched in January 2012 and the LTE network launched in August 2014.

Digicel Fiji has two competitors in Fiji, Vodafone Fiji Limited (“Vodafone Fiji”) and Innk Mobile. Vodafone Fiji is a joint venture between Amalgamated Telecom Holdings Limited (“ATH”), which owns 51%, and the Fiji National Provident Fund, which acquired the 49% held by Vodafone International Holdings BV in July 2014. ATH is listed on the Fiji stock exchange. Innk Mobile is a Mobile Virtual Network Operator, which utilizes Vodafone Fiji’s network and resells airtime under the “Innk Mobile” brand. Telecom Fiji Limited (“TFL”) is the former state telecom monopoly, current sole fixed line operator, holder of local fiber infrastructure and competitor in provision of retail internet services. Fiji International Telecommunications Limited, (“FINTEL”, a subsidiary of the ATH Group of companies) formerly held the exclusive license to the international gateway in Fiji. TFL and FINTEL applied to the competition regulator to merge in 2016, and the merger was given conditional approval by the relevant regulatory authorities in calendar year 2018. The entities have not yet formally merged and continue to operate separately. Digicel had made submissions to the competition regulator objecting to the merger and requesting, if the merger is allowed to proceed, that reasonable cost-based fees for local and international fiber apply. The competition regulator has since reduced the international fiber landing station charges for Fiji and is reviewing local fiber capacity pricing presently. Digicel holds the number two market position in Fiji.

Home & Entertainment Operations and Competition. Digicel (Fiji) Limited acquired the assets related to the main cable TV business in the South Pacific known as “Sky Pacific” on April 1, 2016 and operates this DTH service in 14 markets across the region, including the six markets where Digicel provides mobile services.

Guyana

Market Characteristics. Guyana borders Suriname, Venezuela and Brazil and has a population of approximately 0.7 million and a GDP per capita of $4,808. The country’s economy is based on agriculture and mining.

Mobile Operations and Competition. On November 8, 2006, Digicel acquired the Guyanese mobile operator Cel*Star U Mobile, or Cel*Star, from its parent holding company, Trans-World Telecom Caribbean. Digicel re-launched the business as Digicel Guyana in February 2007.

Guyana’s telecommunications infrastructure includes one fixed-line operator, Guyana Telephone and Telegraph (“GT&T”), and its mobile subsidiary, Cellink, which is its only competitor in the Guyanese market. GT&T is owned 80% by Atlantic Tele Network, and 20% by Datang Group, and operates fixed (voice and data) and mobile networks throughout the country. Digicel holds the number one market position in mobile services in Guyana.

Montserrat

Market Characteristics. Montserrat, an island in the Caribbean Sea, is a British Overseas Territory with a total population of approximately 5,315 and a GDP per capita of $11,281. Approximately half of the island is uninhabitable due to volcanic activity, which began in 1995. In January 2013, the EU announced the disbursement of a $55.2 million aid package to Montserrat in order to boost the country’s economic recovery, with a specific focus on public finance management, public sector reform, and prudent economic management.

Mobile Operations and Competition. Digicel launched operations in Montserrat in December 2016 and LTE services in December 2017.

In the mobile market, Digicel competes with Flow.

Cable TV & Broadband Operations and Competition. Digicel acquired an existing HFC network in November 2013. Digicel upgraded the network to DOCSIS 3.0 and rebranded in December 2014, with high-quality TV services introduced in November 2015.

In the Cable TV & Broadband market, Digicel competes with Flow.

Nauru

Market Characteristics. The Republic of Nauru joined the UN in 1999 as the world’s smallest independent republic with a total population of approximately 9,692 and a GDP per capita of $11,762. Economic activity in Nauru traditionally centered on exports of phosphates, which are now effectively depleted. In 2005, an Australian company entered into an agreement intended to exploit remaining supplies. Few other resources exist with most necessities being imported, mainly from Australia, which is the major source of support for the local government and economy.

Mobile Operations and Competition. Digicel Nauru Corporation launched operations in Nauru in September 2009 and Digicel launched a 4G mobile network in August 2014 and launched LTE services in November 2017.

In 2017, a small-scale Chinese operator known as AccLinks entered the Nauru market to compete with Digicel. The Government of Nauru subsequently requested that they discontinue providing services in February 2020. Amalgamated Telecoms Holdings (“ATH”), a Fiji headquartered telecommunications holding company with interests throughout the South Pacific has announced that it is considering deploying a telecommunications network in Nauru. ATH have made no announcements on the precise timing of their launch, but Digicel management estimates that it is likely to occur in calendar year 2020.

Samoa

Market Characteristics. Samoa has a population of approximately 201,316 people with a GDP per capita of $4,178. The economy of Samoa has traditionally been dependent on development aid, family remittances from overseas, agriculture and fishing. Agriculture employs two-thirds of the labor force and furnishes 90% of exports, featuring coconut cream, coconut oil and copra. Tourism is an expanding sector accounting for 25% of GDP. The country is vulnerable to devastating storms and was impacted by a Tsunami in September 2009. However, this event had a minimal impact on Digicel Samoa’s operations.

Mobile Operations and Competition. Digicel (Samoa) Ltd. was granted a cellular license in Samoa in April 2006 and commenced operations following the acquisition of Telecom Samoa Cellular Limited in September 2006 which was re-launched as Digicel Samoa in November 2006. Digicel launched a 4G mobile network in March 2012 and launched LTE services in August 2016.

Digicel has one competitor in Samoa, Bluesky. In March 2011, Bluesky acquired a 75% interest in SamoaTel, the former incumbent fixed line and mobile operator. Bluesky is a subsidiary of eLandia, Inc. (a Delaware corporation) and part of the Amper Group S.A. a Spanish technology services group. In July 2017 Fiji’s Amalgamated Telecom Holdings Limited (“ATH”) purchased all of Bluesky’s shares and Amper’s interests in the region. This transaction is subject to approval by the American FCC given an acquired entity sits in American Samoa while another is in the Cook Islands. Digicel holds the number one market position in Samoa.

St. Kitts and Nevis

Market Characteristic. St. Kitts and Nevis has a population of approximately 53,094 people with a GDP per capita of $18,156 Tourism revenue is the chief source of foreign exchange. Other activities, such as export-oriented manufacturing, offshore banking and sugar production also contribute to the economy.

Mobile Operations and Competition. Digicel acquired the Cingular operations in St. Kitts and Nevis in August 2005 and re-launched services there in December 2005 under the Digicel brand. Digicel launched a 4G mobile network in May 2013 and an LTE network in November 2018.

Digicel has two competitors in St. Kitts and Nevis: the incumbent C&W operating under the Flow brand and Cariglobe, which it believes has a negligible market share. Digicel holds the number two market position in St. Kitts and Nevis.

Digicel acquired an existing HFC network in Nevis in November 2013. The TV service was converted to digital and the broadband network upgraded to DOCSIS 3.0 with additional off-island capacity added.

In the cable TV market, Digicel competes with Dish, and illegal operators. Digicel holds a number one market position, and has grown its market share after upgrading the network and rebranding to Digicel Play. In the cable broadband market Digicel competes with Flow, where Digicel has recently moved to number one in market share.

Suriname

Market Characteristics. Suriname has a population of approximately 597,927 people with a GDP per capita of $5,718. The Suriname economy is dominated by the mining industry, with exports of gold and oil accounting for 85% of exports.

Mobile Operations and Competition. In April 2007, Digicel was awarded a GSM license in Suriname. Digicel launched operations on November 30, 2007 and it launched a 4G mobile network in April 2014.

Digicel has one competitor in Suriname: Telesur, a 100% government-owned operator.

Tonga

Market Characteristics. The Kingdom of Tonga is the only monarchy in the South Pacific region and has a population of approximately 106,398 with a GDP per capita of $4,276. It has a narrow export base in agricultural goods, including squash, vanilla beans and yams. Agricultural exports, including fish, make up two-thirds of total exports. The country imports a high proportion of its food, mainly from New Zealand. The country remains dependent on external aid and remittances from Tongan communities overseas to offset its trade deficit. Tourism is the second-largest source of earnings following overseas remittances.

Mobile Operations and Competition. Digicel (Tonga) Limited acquired the assets of Shoreline Communications Limited, which traded as “TonFon,” in Tonga in December 2007 and re-launched operations under the Digicel brand in May 2008. Digicel launched a 4G mobile network in July 2014 and launched LTE services in November 2017.

Digicel has one active competitor in Tonga, Tonga Telecommunications Corporation, which is the incumbent fixed line and mobile operator. A third operator, Airchord Televentures Tonga Ltd, has owned a LTE license since 2012 but has not launched services. Digicel holds the number one market position in Tonga.

Cable TV & Broadband Operations and Competition. Digicel had operated a UHF DTT service in urban centers on the main island of Tonga since 2008 after acquiring TonFon whose assets included a TV and ISP business, but has since expanded this to DTH services. The service covers the main island of Tongatapu as well as the small island of Eua off the coast of Tongatapu.

Digicel acquired the assets related to the Sky Pacific business on April 1, 2016. Sky Pacific is the main cable TV business in the South Pacific and operates a DTH service in 14 markets across the region, including Tonga.

On July 26, 2017, Digicel acquired a 16.6% shareholding in Tonga Cable Limited, which owns submarine fiber optic cables connecting Tonga and Fiji and is building an extension of the cable system to the outer Tongan island groups of Vava’u and Ha’apai to improve telecommunication services in both islands.

Turks and Caicos

Market Characteristics. Turks and Caicos, a group of 40 islands, eight of which are inhabited, has a population of approximately 53,701 people with a GDP per capita of $18,937. Economic activity in Turks and Caicos is centered on tourism, fishing and offshore financial services.

Mobile Operations and Competition. In March 2006, Digicel was awarded a telecommunications license in Turks and Caicos. Digicel launched services there on July 7, 2006. It launched a 4G mobile network in May 2013 and LTE services in March 2015.

Digicel has one competitor in TCI, the incumbent, C&W. Digicel holds the number one market position in Turks and Caicos.

Cable TV & Broadband Operations and Competition. Digicel acquired an existing HFC network (WIV) in December 2013. Digicel upgraded the existing TV network from analogue to digital and the cable broadband network to DOCSIS 3.0. The services were rebranded “Digicel” in April 2014.

In the cable TV market Digicel competes with People’s Television Network (PTV), Flow and Dish. Digicel holds a number one market position, and has grown its market share after upgrading the network and rebranding to Digicel Play. In the cable broadband market, Digicel competes with Flow.

TCI sustained significant damage from two hurricanes in September 2017, requiring a rebuild of the cable system. The project cost was largely covered by the proceeds of insurance claims. The new system is FTTH and has allowed for a significant upgrade in service options and quality of service with critical links in the system installed underground.

Vanuatu

Market Characteristics. The Republic of Vanuatu is comprised of four main islands and 80 smaller islands with a total population of approximately 288,037 with a GDP per capita of $3,020. Its economy is based primarily on small-scale agriculture, which provides the livelihood for over 70% of the population. Fishing, offshore financial services, and tourism are the other mainstays of the economy. Australia and New Zealand are the main suppliers of tourists and foreign aid.

Mobile Operations and Competition. Digicel (Vanuatu) Limited launched operations in Vanuatu in June 2008, with a 4G mobile network launched in December 2011 and LTE services in January 2016.

Digicel has two competitors in Vanuatu. “Telecom Vanuatu Limited” is the incumbent fixed line and mobile operator and owned by ATH Group. ATH Group purchased ownership of Telecom Vanuatu Limited in March 2016. The second competitor, “Wantok,” is a privately owned group, which launched in 2016 and is estimated to have less than 3% market share. Digicel Vanuatu holds the number one market position in Vanuatu.

Digicel Holdings (Central America) Limited

As of September 30, 2019, Digicel held a 44.97% equity interest in DHCAL, Mr. O’Brien, Chairman of Digicel’s Board of Directors, owns, on a fully diluted basis, approximately 51.90% of DHCAL, and employees and management own the remainder of DHCAL.

DHCAL is a company incorporated in Bermuda currently focused on the operation, under the Digicel brand, of a mobile network in Panama that launched operations on December 3, 2008. On November 30, 2011, DHCAL sold its business in Honduras to America Movil. DHCAL currently owns 100% of the equity interests in the Panama operations after acquiring the remaining 30% from the local shareholder on January 7, 2016.

Panama

Market Characteristics. Panama has an estimated population of 3.8 million with GDP per capita of approximately $16,271. Panama City, Panama’s capital and its largest city, is the political, financial, commercial, communications and cultural center of Panama. According to the ITU, the mobile penetration rate in Panama is currently approximately 130%. Management believes that the actual mobile penetration rate is lower than the information reported by the ITU.

Competition. Two new licenses were granted to Digicel Panama and America Movil in May 2008. At that time, there were already two other operators offering national coverage in the Panamanian mobile market: +Movil (Cable & Wireless) and Movistar (Telefonica). +Movil is owned by Cable and Mobile International (49%), the Panamanian government (49%) and its employees (2%).

Network and Technology. Digicel operates GSM/GPRS/EDGE, HSPA+ and LTE networks. The network consists of 857 cell sites providing this network with approximately 95% population coverage. Digicel launched a 4G UMTS network in Panama in December 2011 and launched the only LTE Advanced Pro Network in the market in February 2018.

License. On May 27, 2008, Digicel Panama was formally awarded a 20-year mobile telecom license by ASEP. Digicel will have the ability to renew the license at the end of its term. The terms of the mobile license provide rights to offer domestic voice and data services. The terms also specify minimum coverage requirements and outline annual fees to be paid to the national telecom regulator. The provision of international incoming and outgoing voice and data services is permitted under a separate international license. Digicel has a total of 2 x 15 MHz in the 1900 MHz band in Panama and in January 2018, acquired 2 x 10 MHz in the 700 APT. Number portability was introduced in Panama on November 29, 2011. In December 2016, Digicel and Telefonica (operating under the Movistar brand) entered into a national roaming agreement to expand the coverage area for Digicel’s subscribers by allowing them to use approximately 330 of Telefonica’s sites in areas in which Digicel did not provide coverage.

Technology

Information Technology

The strategy for information technology (IT) is driven by Digicel’s business strategy and operational objectives.

Digicel has standard configurations for both its core information technology infrastructure and business support systems. These configurations are built using industry-leading technologies and their architectures are aligned with Digicel’s networks and customer care functions to compliment and support the services they provide.

Digicel’s information technology infrastructure configuration is standardized on Microsoft for its office systems, Cisco for its information technology networks and Sun, Dell and HP for its server base. Oracle is Digicel’s preferred database software and Digicel’s business support systems include Intec for its carrier and interconnection business, Redknee and CSG for its mobile postpaid billing, WeDo’s Roambroker application for roaming, Master Merchant Systems for retail point of sale and inventory management systems and Microsoft CRM for customer care.

In addition to the mobile infrastructure, Digicel’s information technology department has also supported the deployment of Digicel’s TV and FTTH business by utilizing standard software components throughout. For the existing cable TV operations Digicel has standardized on Great Lakes Data Systems, Inc. for billing and provisioning. On Digicel’s FTTH business, it has standardized on an end-to-end Ericsson platform that includes industry leading components.

Digicel uses proprietary application program interfaces (APIs) to integrate these systems with Digicel’s networks to maximize automation of data through put and coherency of operations. Where proprietary interfaces are not available Digicel works with its vendors to develop and deploy in-house solutions to achieve the required integration and automation. These solutions are changed into Digicel’s standard configuration.

High availability of critical systems and data integrity is considered paramount to the overall IT strategy. As a result, cluster and fully redundant configurations are employed for Digicel’s critical systems. These systems also benefit from real time data replication using storage area network technologies from Hitachi, Hewlett Packard and EMC. Digicel observes a highly structured regime for the backing up and retaining of data consisting of daily, weekly, and monthly backups with offsite copies. The retention periods of these backups are set to be consistent with the legal and regulatory requirements for the markets in which Digicel operates. Digicel’s backup operations are standardized on Symantec’s Netbackup with HP and Adic robotic tape library modules.

The above has enabled Digicel to develop and maintain an effective front-end Management Information Systems (“MIS”) capability. This capability is based on Oracle and SAP reporting technologies. The capability is used to aggregate and data mine the data generated by Digicel’s key network nodes and systems including: switches, voucher management, call handling and rating platforms, as well as Customer Care and Retail management/store systems. This MIS is part of the business systems that support standard configuration.

Commercially, Digicel exercises dual vendor strategies where possible for high cost infrastructure components and software systems. This, combined with Digicel’s standard configurations, enables both leverage and scale for maintaining cost effectiveness. Digicel’s standard configuration also enables it to set up information technology for new operations very quickly.

Mobile Handsets

Digicel uses Facey Telecom, an independent distribution business, which has been operating in the Caribbean for over 80 years procures and distributes certain handsets to Digicel’s distribution channel. In the South Pacific, OCL, an independent distribution business, which has been operating in the South Pacific since 2007, procures and distributes handsets to Digicel’s distribution channel. In Papua New Guinea, Digicel moved its distribution from OCL to a new distributor, Agility, in the quarter ended March 31, 2018. Digicel offers some of the latest, cutting-edge mobile devices through its distribution channel, which Digicel believes match the needs of all of its market segments. Digicel seeks to derive a competitive advantage through exclusive and first to market distribution rights for its distributors and dealers with various new handset models. The retail channel carries a comprehensive range of handsets at the entry level, mid-range and high end price ranges, boasting the latest range of smartphones in the region, including Apple, Samsung and a wide range of Android and Windows based devices.

In order to ensure choice and consistency of supply, Facey Telecom sources handsets from leading manufacturers including Samsung, Apple, Huawei, Alcatel and ZTE. Digicel also partners with strategic suppliers including Alcatel and ZTE to source, manufacture and offer a range of high-quality, affordable Digicel branded handsets based on the Android platform. These branded devices have been instrumental in driving growth in less penetrated markets and are now considered a leading device brand across the region. Smartphone penetration was 57.8% at September 30, 2019, compared to 34.8% at June 30, 2015.

Device trends have shifted to larger screen devices and phablets as customers consume more. Responding to global trends and customer needs, our branded range now comprises two devices: the Digicel DL2, a 5-inch device with LTE speed; the Digicel DL2 XL, a 5.5-inch device with LTE speed to meet the needs of customers requiring a larger screen. These branded devices feature the Android operating system, with pre-loaded content including a number of news, sports and self-service apps. The branded range of larger screen devices has been available since May 2013 and have been a key driver of increasing smartphone penetration across Digicel’s markets.

Digicel has a strict quality control procedure to accredit devices for use on Digicel’s LTE and 4G networks. A handset quality assurance team works on all devices to ensure that they meet Digicel’s requirements in terms of radio and transmission operation, reliability, seamless user interface and the ability to support all of Digicel’s services.

Cable TV & Broadband Customer Equipment

Digicel believes that advanced customer premise equipment (such as set-top boxes, modems and similar equipment) plays an important role in Cable TV and Broadband business as it enhances the customer experience in various ways such as facilitating access to a wide range of user friendly features and services and offering a reliable channel for selling add-on and on-demand services. Digicel selects its equipment and suppliers with this in mind. For its existing Cable TV & Broadband offering provided using HFC and IPTV networks, Digicel procures its customer premise equipment from a range of different manufacturers including Arris, Amino and Huawei with older equipment being retired. Digicel regularly evaluates a wide range of powerful and interactive set-top boxes and selects the equipment and manufacturers that allow it to deliver the most compelling offer to its customers. The customer premise equipment remains the property of Digicel and the cost of this equipment is capitalized and depreciated over a three-year period from the date of installation.

Property, Plant and Equipment

Digicel owns or controls, through long-term leases, licenses or easements, the property, plant and equipment necessary to provide Mobile, Business Solutions, Cable TV & Broadband and other related products and services to its customers.

Digicel owns, or controls through long-term leases or licenses, properties consisting of plant and equipment used to provide these services consisting of:

·	switching, transmission and receiving equipment;

·	connecting lines (cables, wires, fiber, poles, antennas, towers and other support structures, conduits and similar items);

·	international subsea cables;

·	land and buildings;

·	easements; and

·	other miscellaneous properties (retail equipment, furniture and other office equipment and plants under construction).

Excluding Panama, as of September 30, 2019, Digicel’s plant and equipment included approximately 6,370 towers mostly owned by Digicel and located on leased cell sites spread across 31 markets. Digicel believes that its plant and equipment meets its present needs and is generally well-maintained and suitable for its intended use.

In addition, Digicel owns, or controls through leases, properties used as retail stores and properties used to house switching equipment in each of its markets. Digicel’s distribution network includes 424 Digicel-branded stores. Furthermore, Digicel owns, or controls through leases, properties used as administrative office buildings and other facilities. These properties include land, interior office space and space on existing structures of various types used to support equipment used to provide communication services. The leased properties are owned by private individuals, corporations and other third parties. In particular, Digicel has established a regional head office in Jamaica for its operations in the Caribbean and a regional head office in Singapore for its operations in the South Pacific. Digicel also owns a hotel in Haiti, which is operated under the Marriott brand and held through an unrestricted subsidiary.

Other than as outlined above, Digicel does not own material pieces of land or offices.

The following table provides an overview of the Company’s material owned and leased properties as of the date of this offering memorandum.

Location	Principal Use	Size (Square Meter)	Owned/leased
Kingston, Jamaica	Regional HQ	14,200	Leased
Jamaica	Office	531	Leased
Singapore	Regional HQ	587	Leased
Haiti	Office	13,935	Owned
Haiti	Office	1,260	Leased
Trinidad and Tobago	Office	515	Owned
Trinidad and Tobago	Office	8,346	Leased
French West Indies	Office	2,365	Leased
Papua New Guinea	Office	8,337	Leased
Port-au-Prince, Haiti	Hotel	11,500	Owned

Substantially all of Digicel’s property and equipment is subject to encumbrances under senior secured debt facilities described in the section entitled “Description of Other Indebtedness.”

Insurance

Digicel maintains the types and amounts of insurance customary to the industry and markets in which Digicel operates, including coverage for employee-related accidents, injuries and property damage. Digicel considers its insurance coverage and that of its operations to be adequate both as to risks and amounts for the business conducted by Digicel. Digicel is insured against risks of sudden and unforeseen physical loss including loss by natural disasters, including hurricanes and earthquakes, for the replacement cost of Digicel’s network and other assets and for increased cost of works/emergency expenses through business interruption (subject to customary deductibles).

Employees

The following tables indicate the distribution of Digicel employees by geographic region and the split between full-time and part-time employees. Digicel employees in French Guiana, Guadeloupe and Martinique, which represent approximately 4% of Digicel workforce, are governed by French Workers Council Legislation. Digicel believes that its relationship with its employees is excellent.

Total Number of Employees

	As of September 30,	As of March 31,
	2019	2019	2018
Permanent Employees(1)	6,099	5,893	5,521
Temporary Employees(2)	1,116	1,108	1,755

(1)	Permanent employees refer to full-time equivalents.

(2)	Temporary employees were primarily employed due largely to rollout and launches.

Permanent Employees by Geographic Region

	As of September 30,	As of March 31,
	2019	2019	2018
Jamaica	1,442	1,416	1,357
Trinidad and Tobago	591	803	547
Haiti	504	563	463
Papua New Guinea	897	838	952
Other markets	2,665	2,273	2,202

In February 2017, Digicel announced a group transformation program called the “Digicel 2030” Transformation Program which includes a redesign of its organizational structure (including a small number of regional shared services centers) and a voluntary separation program for employees. A voluntary separation program was completed in March 2017 and was subsequently extended. The program provided Digicel with the ability to reassess the overall Digicel structure and requisite skills of its employees, while at the same time providing employees with an opportunity to pursue alternative work or lifestyles. The program was oversubscribed and facilitated the exit of 2,149 employees during the period from when the voluntary separation program was announced in March 2017 to September 30, 2019.

Business – Legal Proceedings

Digicel is currently party to litigation relating to certain operations, but in management’s opinion these will not have a material negative impact on Digicel’s financial position or operations. Outlined below are the details of any significant cases outstanding. All of the liabilities in the cases have been fully provided for in the financial statements to the extent required by IFRS, as issued by the IASB, and none of the assets have been recognized.

Proceedings with Orange in the French West Indies

In July 2004, Bouygues, which was acquired by Digicel in 2006, sued Orange before the French Competition Authority (Autorité de la concurrence). Bouygues’s claim related to historic anti-competitive practices by Orange across the French West Indies. In December 2004, the French Competition Authority found in favor of Bouygues and ordered Orange to immediately cease the offending conduct. Bouygues then brought two other sets of proceedings: one before the Competition Authority (to have Orange fined for its conduct) and the other before the Commercial Court of Paris (for damages caused by Orange’s conduct). In the first proceeding, Orange was ordered to pay a pecuniary penalty of €63.0 million to the French State, as confirmed by the Supreme Court in a final judgment delivered on January 6, 2016. In the second proceeding, Digicel was awarded damages of €179.6 million plus interest and costs in a judgment delivered on December 18, 2017, which included an order for provisional enforcement of the judgment. Half of any award received by Digicel is payable to Bouygues Telecom SA as vendor under the sale and purchase agreement from 2006 under which Digicel acquired Bouygues. On December 27, 2017, Orange filed an appeal against the judgment of the Commercial Court and applied for a stay of provisional enforcement of the judgment. Digicel filed its opposition to any stay on January 8, 2018 and the matter was heard under urgency by the President of the Court of Appeal on January 9, 2018. In a judgment delivered on February 6, 2018, the Court of Appeal rejected Orange’s application for a stay and ordered Orange to pay the award into an escrow account maintained by the French State. Orange subsequently paid €346 million into escrow with the Caisse des dépôts et consignations pending the determination of its appeal (being the principal award plus interest over the relevant period calculated on a simple basis). Digicel considers that the Commercial Court judgment requires that interest be paid on a compound (rather than simple) basis and that a total of €434.1 million should have been paid into escrow. Digicel requested, but Orange refused, to increase the escrow payment to €434.1 million. Therefore, on April 6, 2018, Digicel filed proceedings in the Court of Appeal for a declaration that compound interest is required under the terms of the Commercial Court judgment. Those proceedings were heard on October 4, 2018 and judgment was given on October 10, 2018. The court declined to issue the declaration sought by Digicel, leaving the issue to be determined in the substantive appeal hearing, which was held on January 16, 2019 with a decision expected in the first half of 2020.

Digicel Guyana—Constitutional Challenge / GT&T Claim for Exclusivity Rights

Digicel Guyana filed a suit in Guyana challenging the exclusive license of the incumbent operator, GT&T, to carry international traffic to and from Guyana. This exclusivity is due to a 20-year agreement that expired in 2010, with an option for GT&T to renew this agreement for a further 20 years, which option has been exercised by GT&T. Digicel Guyana is seeking a declaration that the exclusive license is unconstitutional and unlawful. This matter has been heard and a decision is awaited from the courts in Guyana. Any decision will be subject to a right of appeal.

GT&T has filed a number of legal actions in Guyana in which it has sought certain declarations and damages against Digicel Guyana for, inter alia, alleged infringements of its rights under its licenses held in Guyana and for alleged breaches of the interconnection agreement between Digicel Guyana and GT&T, including GT&T’s asserted claim for exclusivity on the carriage of international traffic to and from Guyana. GT&T asserts that it is the only authorized provider of domestic fixed and international voice and data services to and from Guyana. Digicel disputes this position. These matters are ongoing.

Class Action Regarding Activities in Haiti

On February 6, 2019, Unigestion was served notice of a class action in the United States alleging that it had participated in unlawful arrangements relating to the imposition of government levies in Haiti. The class action was also served on the Haitian Government, Natcom S.A., The Western Union Company, Caribbean Air Mail Inc., Unibank S.A., Unitransfer USA Inc. as well as several individuals. The plaintiffs allege that the defendants’ collection of levies charged on international incoming calls and money transfers on behalf of the Haitian Government was unlawful. Digicel believes that Unigestion collected the levies and remitted these funds to a designated government account in compliance with the relevant legislation. This matter is in its preliminary stages and Digicel cannot predict its outcome; however, Digicel believes these claims are without merit and intends to defend itself vigorously.

Papua New Guinea—International Refile

In 2015, NICTA recommended to the minister responsible for telecommunications the continued regulation of domestic interconnection services and the extension of that regulation to the termination of inbound international calls. Such regulation could create a significant adverse impact on revenue for Digicel’s operations in Papua New Guinea. Digicel launched a number of appeals and on December 18, 2015, Digicel and NICTA entered into a Deed of Settlement, which required NICTA to undertake a new public inquiry to review its original recommendation to the minister responsible for telecommunications with a stay on any enforcement of the regulation of inbound international calls until this process was completed.

On December 19, 2018, NICTA completed its public inquiry and recommended the regulation of inbound international calls. The Minister accepted NICTA’s recommendation by instrument dated February 18, 2019. However this decision has not been promulgated and is not legally effective at this time. Digicel has commenced a judicial review suit in the National Court challenging that recommendation; a hearing date has not been set. NICTA has subsequently undertaken not to take any further steps on this matter in advance of the outcome of an industry meeting which it has requested to be held in March 2020.

Papua New Guinea—UAS Levies

Digicel has commenced proceedings seeking judicial review of NICTA’s decision to issue an invoice for Universal Access Service (“UAS”) levies at the maximum rate of 2% of net revenues for the 2016 calendar year, pursuant to its powers under the applicable legislation, on the basis that NICTA had not followed the prescribed process and that the levies were therefore unlawful. Digicel was granted leave for judicial review by the National Court on April 5, 2017 and reserved its right to apply for a stay if NICTA sought to enforce payment before the matter had been determined by the court.

Panama

Digicel Panama, in which the Company owns an indirect 44.97% interest on a fully diluted basis, was notified in July 2013 by the National Tax Authority in Panama (“ANIP”), which has since been disbanded, that it would conduct tax audits for fiscal 2010, 2011, 2012 and 2013. In March 2014, ANIP served a resolution on Digicel Panama claiming non-compliance with tax regulations. Digicel Panama fully cooperated with the process, denied any breach of tax regulations and issued a series of challenges before ANIP, the Administrative Tax Tribunal of Panama and the Supreme Court of Panama. In April 2014, ANIP was found to have been established in an unconstitutional manner by the Panamanian Supreme Court and was disbanded. Digicel subsequently withdrew its actions before the Supreme Court and the Administrative Tax Tribunal and engaged with the new tax authority in Panama (“DGI”) to address all outstanding issues. The successor to ANIP, the DGI, issued a resolution in August 2016 in which ANIP’s accusation of wrongdoing by the officers of Digicel Panama was withdrawn. Following the withdrawal of the accusations Digicel submitted an appeal before the tax tribunal (TAT) in relation to the amount of the tax to be paid. Digicel made its final submission in respect of this appeal in October 2019 and a final ruling is expected by June 2020.

Bermuda Exchange Control

DGL1 and DGL2 have been designated, and it is expected that DGL0.5 will be designated, by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows each company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As exempted companies, DGL1 and DGL2 may not carry on certain business in Bermuda without a license or consent granted by the minister responsible for the Companies Act 1981 of Bermuda (as amended, the “Bermuda Companies Act”). Certain of DGL1’s subsidiaries are licensed to carry on business in Bermuda subject to the terms and conditions of their respective licenses.

Regulation

Digicel’s operations are subject to regulation in each of the markets in which it operates. The regulatory regimes in these markets are generally less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly.

Some of the significant regulatory uncertainties or issues that Digicel currently faces include:

·	Interconnection rates (and primarily mobile termination rates) in the telecommunications industry worldwide are following a downwards trend with many regulators (most notably those in the European Union) moving towards regulating the setting of interconnection rates based on the putative cost of providing such interconnection services. This trend towards lower interconnection rates has largely been adopted or is being adopted in the markets in which Digicel operates. Regulators in each of these markets have reduced, or are considering reducing, interconnection rates. An example would be the significant recent decline in mobile termination rates applicable to Digicel’s operations in the French West Indies. On November 2, 2010, the French regulator, ARCEP, implemented mandatory phased reductions on mobile termination rates of 38% on January 1, 2011, 38% on January 1, 2012, 60% on January 1, 2013, 22% on January 1, 2015 and a further 3% on January 1, 2017. While Digicel does not expect further reductions in mobile termination rates in the French West Indies, it can give no assurances that there will be no such reductions. In Jamaica, the regulator reduced the mobile termination rates by 78% in July 2013 to J$1.1 (approximately one U.S. cent) with these rates subject to review and possible further reduction in 2020. In El Salvador, in August 2011, the regulator introduced a 12.5% reduction in mobile termination rates and also introduced further reductions of 11.9%, 14.8%, 21.6% and 12.5% in 2012, 2013, 2014 and 2015, respectively. In Anguilla, the regulator introduced decreased interconnection rates in October 2012 that has, over a phased period, decreased the mobile termination rates by approximately 66%. In Barbados, the fair trading commission published a decision in March 2015, effective August 2015, which reduces mobile termination rates by approximately 80% over a two-year period. In May 2018, the ECTEL markets advised of the completion of a process to review mobile termination rates, which resulted in a reduction in the wholesale rate for mobile termination of up to 50% in the first year and up to 95% over a two-year period which commenced in June 2018. The regulator in Trinidad and Tobago has launched a regulatory consultation process aimed at determining new cost based termination rates, which could ultimately involve reductions in mobile termination rates. Digicel cannot predict which countries will in fact reduce interconnection rates, when these rates will be reduced or the level by which they will be reduced. It is likely that interconnection rates will be under pressure to reduce when the interconnection agreements in any of Digicel’s other markets are due to be re-negotiated or amended. As noted above mobile termination rates have already been significantly reduced in Jamaica, Papua New Guinea, Haiti, El Salvador and the French West Indies. As interconnection revenue is a significant component of Digicel’s revenue, the impact could be material and significant. Mobile termination revenue (domestic and international) represented approximately 7.2% of Digicel’s total revenue in the year ended March 31, 2019.

·	Digicel is receiving an increasing number of requests for interconnection from small, locally domiciled carriers with domestic and international licenses. In most of Digicel’s markets there is a legal requirement to interconnection with other licensed carriers. Since these carriers have no or a very limited number of local subscribers and a significantly lower cost base, they could aggressively start to compete for incoming international calls by undercutting Digicel’s rates. This could reduce Digicel’s revenue on incoming international minutes. These operators could also obtain licenses to provide domestic services and could seek to compete with Digicel for subscribers or in the provision of telecommunications services generally.

·	The growth in internet connectivity has led to new entrants offering VoIP services or other OTT content services, which provides additional competitive risks to aspects of Digicel’s business; primarily the provision of voice services. Such operators could displace the services Digicel provides in wireless communication by using Digicel’s customers’ internet access (which may or may not be provided by Digicel) to enable the provision of voice calls and data directly to Digicel’s customers but without, for example, paying termination fees for calls to Digicel’s subscribers on Digicel’s network. There is considerable uncertainty across the markets in which Digicel operates with respect to the regulatory regime or rules, which apply to the provision of these kinds of services. In Trinidad and Tobago, the regulator has commenced a consultation process in relation to how such services should be regulated, if at all, and how these services ought to be distinguished from the traditional means of providing these services. Other regulators in other markets in which Digicel operates have signaled an intention to address the issue of regulation of VoIP services or other OTT content services. The outcomes of any such consultation processes and any attendant changes to the applicable regulatory regimes could impact the ability of Digicel to compete with these services.

·	In many of Digicel’s markets, the laws and regulations governing use of the internet are evolving. Existing laws or future laws or regulations may impede the growth of the internet or the provision generally of other online services or internet based services by Digicel in such markets. These laws and regulations could relate to the services being provided, user privacy, data protection, pricing, quality of service, content, copyright, distribution, electronic contracts and other communications, consumer protection, universal service obligations and internet access. For example, there are proposals to introduce regulation in respect of so called “open internet” or “net neutrality” provisions in a number of Digicel markets including the ECTEL states, Guyana, Trinidad and Tobago, Bermuda, Cayman and Jamaica which could restrict Digicel’s commercial flexibility in respect of data services. These provisions purport to ensure that internet service providers treat all data on the internet in the same manner and not discriminate or charge differently by user, content, website, platform, application, type of attached equipment, or method of communication and a draft Data Protection and Privacy Bills have been introduced in Jamaica and Barbados. Such regulation, if enacted and enforced, could restrict Digicel’s commercial flexibility in respect of data services. As these proposals are still in draft form, the nature and extent of any such provisions is not final at this time and Digicel continues to make representations in respect of these proposals. In addition, it may not be clear how existing laws governing matters such as intellectual property ownership and personal privacy apply to the internet in Digicel’s markets. Any changes in the applicable law and regulations relating to these matters may negatively impact Digicel’s business.

·	Digicel currently uses the Jamaican Mobile Country Code and Mobile Network Code (a technical routing number not dialed by customers, also known as HNI, in many of the markets in which Digicel operates, including Jamaica. This practice is being disputed by some regulators and some of Digicel’s competitors. In September 2008, the ITU approved Annex E to Recommendation E.212 (International Identification Plan for Mobile Terminals and Mobile Users), which states that in the event that both regulators agree that an operator can use an HNI extraterritorially, each of the regulators will notify the ITU. Should it become necessary in any jurisdiction to obtain regulatory approval to use an HNI extraterritorially, Digicel will then undertake this exercise. If required to do so, Digicel believes that it could obtain such approvals without adversely affecting its business or operations. However, if Digicel is unable to do so, Digicel would incur costs to change the HNI to the relevant market specific HNI. Digicel has carried out such a program in the British Virgin Islands with minimal customer disruption or loss of revenue from roaming and due to customer disruptions and churn. Digicel does not use the Jamaica HNI code in the French West Indies, Trinidad and Tobago, the Dutch Antilles, Guyana, El Salvador or Digicel’s South Pacific markets and Digicel is permitted by law to use the Jamaica HNI code in Jamaica. Accordingly, Digicel believes that any change in this practice would not have a material impact on Digicel’s significant operations.

Digicel may also face other regulatory challenges over time in addition to those described above; including those described in the “Risk Factors” section of this offering memorandum. See “Risk Factors—Risks Relating to Legislative and Regulatory Matters” and “Risk Factors—Risks Relating to Digicel’s Business, Technology and Competition.”

Mobile

Overview

The licensing, construction, ownership and operation of telecommunications networks and the grant, maintenance and renewal of telecommunications licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by different governmental authorities in each of the markets that Digicel serves. As noted above, the regulatory regimes in the markets in which Digicel operates are generally less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly. See “Risk Factors—Risks Relating to Legislative and Regulatory Matters—The telecommunications operations market is heavily regulated and changes in regulation could adversely affect Digicel.”

Typically, Digicel’s mobile operations are regulated by the government (e.g., the Ministry of Communications), an independent regulatory body or a combination of both. There are also umbrella organizations, which operate across two or more of Digicel’s markets and which form part of the regulatory framework in those markets. An example would be ECTEL which regulates telecommunications in tandem with the respective local National Telecommunications Regulatory Commissions in St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Dominica.

In all of the markets in which Digicel operates, there are ongoing discussions and consultation process involving other operators and the governing authorities regarding issues such as mobile termination rates and other interconnection rates, universal service obligations, interconnection obligations, spectrum allocations, universal service funds and other industry levies and number portability. This list is not exhaustive; such ongoing discussions are a typical part of operating in a regulated environment.

The below table summarizes the mobile license term and frequency allocation in each of Digicel’s markets as of the date of this offering memorandum:

			Frequency Allocation
Market	Mobile License Renewal Year		700/ 800MHz	850/ 900MHz	1800/ 1900MHz	2100/ 2600MHz	2300 to 3500MHz
Jamaica	2030		20	40	60	80	60
St. Lucia	2017	(1)	24	34	80	—	50
St. Vincent and the Grenadines	2017	(1)	24	34	80	—	30
Aruba	2023		—	12	40	20	—
Grenada	2018	(1)	12	34	59	—	100
Barbados	2018	(1)	—	40	100	20	70
Cayman Islands	2020	(3)	20	34	80	20	140
Curaçao	2026		—	40	40	20	—
Anguilla	2024		24	20	20	—	120
Dominica	2017	(1)	24	34	60	—	50
St. Kitts and Nevis	2019		24	19	29	—	—
Antigua and Barbuda	2021		36	58	50	—	—
Bermuda	2026		22	25	60	—	—
French Guiana	2026		20	20	40	30	30
Guadeloupe	2026		—	21	30	30	40
Martinique	2026		—	21	30	30	40
Trinidad and Tobago	2025		—	13	40	30	—
Haiti	2020		—	60	40	20	90
Bonaire	2032		—	35	40	20	—
Turks and Caicos	2021		20	20	20	—	—
El Salvador	2038		—	37	—	—	—
Guyana	2016	(2)	—	22	24	—	—
Suriname	2022		30	32	60	20	60
British Virgin Islands	2022		22	—	90	—	—
Montserrat	2024		36	20	40	—	—
Samoa	2021		30	34	40	—	50
Papua New Guinea	2021-2024		30	35	60	—	—
Tonga	Perpetual(4)		30	34	50	—	140
Vanuatu	2023		—	35	74	20	50
Fiji	2028		30	24	30	30	55
Nauru	2024		90	45	75	60	130

(1)	Digicel has applied for the renewal of these licenses and has been advised by the relevant regulator that it can continue to offer services under the terms of the previous license pending the issuance of the renewal. Digicel expects that this renewal will be on substantially the same terms as the previous license.

(2)	Renewal of this license is linked to the introduction of a new liberalized telecommunications framework. The relevant legislation has been passed and is expected to be promulgated in calendar year 2020.

(3)	The regulator is in the process of finalizing a new license template which is on substantially the same terms as the current license and has indicated that the renewed license will be issued to existing license holders once this process is complete.

(4)	According to Section 37 of Tonga’s Communications Act 2015 the term of license granted shall be indefinite or perpetual.

Key Markets

Below Digicel describes in further detail the regulatory position in its key markets and material regulatory considerations in its other markets relating to its Mobile business.

Jamaica

Jamaica’s OUR was established in 1995 to regulate utilities in Jamaica. Jamaica began its liberalization process with the enactment of the Telecommunications Act 2000 and, also in 2000, the OUR was officially recognized as the regulatory body for the telecommunications industry. Under the Telecommunications Act 2000 (as amended), the OUR is given very broad powers including the ability to regulate retail rates. The OUR has the right to suspend or revoke Digicel’s licenses in the event it fails to comply with license terms or the terms of the Telecommunications Act.

The Jamaican government has developed a new telecommunications policy, which requires as a prerequisite a new Telecommunications Act or equivalent legislation to be enacted. The new legislation was expected to be based on the ICT Sector Policy, which was tabled and approved by Parliament in March 2011. However, in May 2012 the Jamaican parliament approved a new bill to amend the Telecommunication Act without any consultation with the industry. This was done as “emergency legislation” and has significantly increased the power of the OUR, including the ability to set interim termination rates and interim retail price caps; award damages to third parties; conduct search and seizure of an operator’s premises and property without the need for a court order; request any information that the OUR deems to be of interest; disclose information that is currently considered to be confidential and set termination rates based on specified cost accounting principles. These extended powers granted to the OUR may have a material adverse impact on Digicel’s retail and wholesale revenue and generally in respect of its operations in Jamaica.

The government of Jamaica has now signaled its intention to replace the current legislative framework with a wider Information and Communications Technology Act. Such legislation would likely include provisions on a form of “net neutrality,” changes to the process for assessment of significant market power (“SMP”), enhanced enforcement powers and additional consumer protection provisions and changes to the Universal Service Fund contribution mechanism. The nature and extent of such provisions are not currently known but may have a material adverse impact on Digicel’s retail and wholesale revenue and generally in respect of its operations in Jamaica.

Under Jamaican law, a company is “dominant” if by itself or together with a connected company, it occupies a position of economic strength that enables it to operate in the market without effective constraints from its competitors or potential competitors. Companies that are determined by the OUR to be “dominant” may be subject to additional regulation, and in particular, regulation of interconnection charges. The Telecommunications Appeal Tribunal confirmed on May 31, 2010 an earlier OUR determination that all mobile operators in Jamaica are declared dominant. As a result, mobile operators in Jamaica are subject to increased regulation, including an obligation to issue a Reference Interconnect Offer and to provide cost based interconnection rates. The OUR launched its cost calculation consultation in 2012 and issued its final determination on May 31, 2013 in which it established that Jamaican mobile termination rates shall be set at J$1.1 (approximately one U.S. cent) for a period of 5 years with effect from July 1, 2013. This rate is likely to be reviewed by the OUR prior to the expiry of this period and a revised rate set. In the six months ended September 30, 2019 and the year ended March 31, 2019, domestic mobile termination revenue in Jamaica represented 1.7% and 2.5% of Digicel Jamaica’s total revenue and 0.3% of 0.4% Digicel’s consolidated revenue, respectively.

The mobile license originally issued to Digicel consisted of three separate licenses: a mobile service provider license, a mobile carrier license and a mobile spectrum license. Each mobile license has a 15-year term that came into effect on March 14, 2000 and was renewable for another 15 years if Digicel operated within the licensing terms. The license provides Digicel with 2 x 10 MHz of spectrum in the 900 MHz band, 2 x 12 MHz in the 1800 MHz band, 2 x 10 MHz in the 1900 MHz band and 2 x 10 MHz in the 850 MHz band. Digicel is free to set and adjust tariffs, but, as noted above, the OUR has the right to suspend or revoke its licenses in the event that it fails to comply with the license terms or the terms of the Telecommunications Act. In June 2009, Digicel received an additional 12 year mobile broadband license (60 MHz) in the 2.5 GHz band, which included requirements to cover 60% of the population within 18 months. This target has been achieved and Digicel estimates its current coverage level at 64%. Digicel also has an allocation of 2 x 30Mhz in the 3.5 GHz band used for corporate WiMax. During 2019, Digicel obtained an additional net 2 x 20 MHz of spectrum for use for LTE. This required the surrender of 4 MHz of spectrum in lower bands.

In March 2014, Digicel renewed its original licenses for an additional 15 years. In addition, Digicel was granted an additional 15 year license comprised of 2 x 10MHz of spectrum in the 700 MHz band. Digicel is now subject to a cap on frequency allocation, which may prevent it from obtaining additional mobile frequency in Jamaica. In 2017, Digicel swapped 20MHz of 1800 GSM spectrum for 20MHz of 2100 LTE AWS spectrum.

In June 2005 (extended indefinitely in 2008), Jamaica’s Minister for Commerce, Science and Technology imposed a levy of $0.02 on each international incoming call to raise funds from the telecommunications industry for rolling out broadband internet access to schools and libraries (through a universal service fund). Including this levy, international settlements still remain below the U.S. Federal Communications Commission’s benchmark for Jamaica. At the end of May 2012, the Jamaican Minister of Finance announced a number of new tax measures aimed at raising approximately $60 million for the government in fiscal year 2012 from the telecommunication sector. These new taxes took effect on July 15, 2012 and comprise (a) a $0.075 per minute tax on all incoming international calls terminating on a mobile network in Jamaica (inclusive of all inbound roaming minutes), (b) a J$0.05 per minute tax on all fixed-to-fixed calls originating and terminating in Jamaica and (c) a J$0.40 per minute tax on all other calls originating from a public mobile network in Jamaica to domestic or international numbers (including outbound roamers). In addition, during the course of 2012 and 2013, the government of Jamaica introduced two new taxes on the telecommunications sector with the stated aim of raising additional government revenue. These include (a) the intent to include the call taxes noted above as part of the general consumption tax base and (b) the requirement for telecommunications providers to charge general consumption tax on the face value of supplies made rather than on the consideration received. While certain of these taxes can be passed through to Digicel’s customers, Digicel is required to absorb others, which has impacted its profitability.

Digicel has interconnection agreements with C&W in Jamaica, whereby it pays C&W for calls originated from its network that terminate on C&W’s network, and vice versa. Interconnection agreements cover voice traffic between its mobile network in Jamaica and C&W’s fixed-line network in Jamaica and its mobile network in Jamaica and C&W’s mobile network in Jamaica. The companies have negotiated a separate commercial arrangement for data and other traffic. Digicel also has an interconnection agreement with Flow Jamaica, whereby it pays Flow Jamaica for calls originated from its network that terminates on Flow Jamaica’s network, and vice versa. Following the acquisition of Columbus Communications by C&W, these two agreements are under the same effective control. Other entities have requested interconnection from Digicel Jamaica; which interconnection primarily relates to incoming international traffic. These interconnection requests are being addressed by Digicel.

Following a consultation process conducted by the OUR, Fixed Number Portability and Mobile Number Portability was introduced in Jamaica on June 22, 2015.

An attempt by a new entrant to enter the market failed as the government revoked its license. The government has however indicated that it is prepared to issue a license to a third entrant should another qualified operator seek a license.

Haiti

Communications in Haiti is regulated by the National Council for Telecommunications (“Conatel”). Digicel and its former Haitian minority partner, GB Group S.A., signed a memorandum of understanding in January 2005 to apply for a GSM telecommunications license through its jointly held subsidiary. This structure allowed Digicel to comply with the Haitian government’s requirement that any application for a license be made through a local Haitian company. Digicel’s subsidiary was awarded one of three new telecommunications licenses in Haiti in June 2005. Digicel subsequently acquired the minority interest held by GB Group S.A. in 2006. This license is for a 15-year term and allows Digicel to use 2 x 20 MHz of spectrum in the 1800 MHz band and 2 x 9.8 MHz in the 900 band.

On March 30, 2012, Digicel received a further 2 x 10 MHz in the 2100 MHz band. The acquisition of Comcel and its GSM service, branded as Voila, on March 30, 2012, included the provision of an additional 2 x 20 MHz in the 850 MHz band, allowing Digicel to evolve to 3G. Both the Comcel and the Digicel licenses extend to the year 2020. Discussions regarding the renewal of Digicel’s license in Haiti are at an advanced stage with a final draft pending government approval which has been delayed due to the current political instability in Haiti. Digicel’s management is confident that the license will be renewed on commercially acceptable terms.

In June 2011, a $0.05 per minute levy on all incoming international calls was implemented in Haiti, with levied funds designated for the National Education Fund.

Conatel has confirmed that it wishes to implement mobile number portability in Haiti. However, the operators have been unable to date to commit to a timetable and process to implement mobile number portability.

Digicel has an interconnection agreement with the incumbent operator Natcom, whereby it pays Natcom for calls originated from its network that terminate on Natcom’s network, and vice versa. The interconnection agreement covers voice traffic between Digicel’s mobile network in Haiti and Natcom’s fixed-line network and mobile network in Haiti.

Conatel has the right to regulate retail rates, as well as the right to suspend or revoke licenses in the event Digicel fails to comply with license terms or the terms of the Telecommunications Act of 1977. The Telecommunications Act of 1977 extends to broadcasting as well as telecommunications. Draft legislation to modernize the Telecommunications Act has been debated for many years, but no new legislation has been passed by Parliament to date.

Trinidad and Tobago

Telecommunications in Trinidad and Tobago is regulated by the Telecommunications Authority of Trinidad and Tobago (“TATT”), which was set up in July 2004 pursuant to the Telecommunications Act of 2001. TATT also regulates the broadcasting sector, and is the body vested with the responsibility of managing radio frequency spectrum in Trinidad and Tobago.

Digicel has a 10-year concession in Trinidad and Tobago to provide mobile and international telecommunications services, which was recently renewed and expires in December 2025.

Digicel has 2 x 6.5 MHz of spectrum in the 850 band and 2 x 20 MHz of spectrum in the 1900 MHz band. The spectrum license was renewed and will expire in December 2025.

Digicel is directly interconnected with the two other major domestic operators, TSTT and Flow/Columbus. Five-year agreements were executed in identical commercial terms with both operators and were due to expire in March 2017. These were automatically extended to allow for negotiation of new agreements. Negotiations for renewal were successfully concluded with TSTT in May 2018 and discussions with Flow are ongoing. However, Flow has lodged a formal dispute with TATT regarding its renewal negotiations with TSTT and this has delayed the Digicel process with Flow. Interconnection agreements cover voice traffic between Digicel’s fixed and mobile networks in Trinidad and Tobago and TSTT’s fixed-line and mobile networks in Trinidad and Tobago, and between Digicel’s mobile network in Trinidad and Tobago and Flow’s fixed network in Trinidad and Tobago. Interconnection Rates in Trinidad and Tobago are primarily a matter for commercial negotiation at the first instance. However, TATT is in the process of reviewing termination rates and in the event that the interconnection agreements are not renewed there is a risk that Digicel and other market players will be subject to regulated rates.

In June 2015, TATT initiated an industry consultation process to address the regulation of OTT operators in Trinidad and Tobago. Digicel has participated in this process, and has asserted that under the laws of Trinidad and Tobago, OTT operators are engaged in illegal bypass. In July 2018, TATT issued a revised consultation paper on the issue.

Digicel also has the following licenses in Trinidad and Tobago: (i) a 10-year concession to provide fixed wireless services, which expires in May 2020 along with a renewal application to be submitted in line with the required timelines and it is expected that the license will be renewed on substantially the same terms; (ii) a 10-year concession to provide fixed wired services, which expires in October 2024; and (iii) a 10-year concession to provide subscription broadcasting services over a fixed telecommunications network, which expires in March 2025.

In January 2016, Digicel launched residential broadband, fixed line and subscription television services over a state-of-the-art fiber network in Trinidad and Tobago.

In August 2013, TATT issued a request for proposals for a third mobile operator as well as for the award of spectrum in the 700 MHz, 800 MHz and 1900 MHz spectrum bands. In April 2014, Digicel applied for additional spectrum as part of the spectrum RFP process; most notably for spectrum in the 700 MHz band. TATT also received five applications for the award of a third mobile concession in Trinidad and Tobago to compete with TSTT and Digicel. In 2017, TATT indicated that it would decouple the award of the third license from the award of the spectrum in the 700 MHz band. To date, TATT has not progressed the award process. Once the process has been announced Digicel intends to apply for spectrum in the 700 MHz band. In August 2019, Digicel was awarded an additional 2 x 15 MHz of spectrum for use in the rollout of LTE.

In Trinidad and Tobago, mobile number portability was implemented in July 2016 and fixed number portability was implemented in December 2017.

In 2015, legislation was passed introducing a USF Framework, which included a provision for the introduction of USF fees. TATT has confirmed that it will forbear from levying the USF fee for the years 2016/2017 and 2017/2018.

French West Indies

The French West Indies forms part of the French Republic and thus these markets are governed by French law and applicable EU laws and regulation. The “Autorité de Regulation des Communications Électroniques et des Postes” (“ARCEP”) of the Republic of France serves as the regulatory body for telecommunications in Digicel’s three French West Indies markets of Guadeloupe, Martinique and French Guiana.

In French Guiana, Digicel has a license to provide services on 2 x 10 MHz in the 800MHz band, 2 x 10 MHz in the 900 MHz band, 2 x 20 MHz in the 1800 MHz band, 2 x 14.8 MHz in the 2100 MHz band and 2 x 15 MHz in the 2600MHz band. In Guadeloupe and Martinique, Digicel has a license to provide services on 2 x 10.4 MHz in the 900 MHz band, 2 x 15 MHz in the 1800 MHz band, 2 x 14.8 MHz in the 2100 MHz band and 2 x 20MHz in the 2600MHz band. These licenses expire in April 2026 and they impose minimum coverage, quality of service and annual capital expenditure requirements.

In February 2005, ARCEP determined that Bouygues Telecom Caraibe (now Digicel FWI) had significant market power in the wholesale market for voice termination and imposed certain access, transparency and non-discrimination obligations. While ARCEP did not impose price controls on Bouygues Telecom Caraibe, it did impose such caps on its competitor, Orange, and prohibited Bouygues Telecom Caraibe from setting “excessive” rates. Bouygues Telecom Caraibe had to reduce its pricing to remain competitive. Digicel’s other competitors are subject to similar obligations in the French West Indies.

In April 2006, mobile number portability was introduced in Guadeloupe, Martinique and French Guiana.

In April 2007, ARCEP launched a public consultation with a three-year analysis period from 2008–2010 of the mobile market. Following this analysis, ARCEP determined that it was necessary to maintain all existing regulatory obligations. Several similar rounds of analysis following this three-year period have led to the same conclusion, resulting in the maintenance of pre-existing regulatory obligations.

Commencing in June 2007, the EU implemented a series of roaming regulations which had the effect of lowering retail roaming rates over time. These regulations also applied to subscribers roaming between the French West Indies and mainland France. On June 15, 2017, the new EU “Roam Like at Home” regulations came into force, requiring operators to provide roaming at domestic prices to customers who are ordinarily residents in the EU. These regulations capture all services passing between FWI and the EU/France mainland used by customers ordinarily resident in either location. Operators are no longer able to impose time or volume limits if domestic tariff plans do not have them but can impose “fair use” requirements to prevent abusive usage.

The EU has also approved a regulatory package, which was designed to reflect the increased competition in the various EU telecom markets. This regulatory package was approved on December 18, 2009 and member states were required to implement it by June 18, 2011. On September 11, 2013, the EU announced a further plan to reform the telecommunications market; which included further reduction in roaming charges and international call charges. The

European Commission also issued a recommendation that termination rates should become uniform within the EU and that mobile termination rates would be between €0.01 and €0.03 per minute by 2012. In connection with this recommendation, effective January 1, 2009, mobile termination rates were cut by 47% and were decreased further on January 1, 2010. On November 2, 2010, ARCEP implemented mandatory phased reductions on mobile termination rates of 38% on January 1, 2011, 38% on January 1, 2012, 60% on January 1, 2013, 15% on November 1, 2013, 22% on January 1, 2015 and a further 3% on January 1, 2016. On January 1, 2017, mobile termination rates decreased by a further 3% to approximately 0.74 euro cents per minute and while Digicel does not expect any further reductions in the medium term, it can give no assurances that there will not be further reductions in the future.

The EU General Data Protection Regulation came into force in May 2018 and applies in the French West Indies.

Papua New Guinea

On March 27, 2007, Digicel PNG was awarded a 10-year mobile telecommunications license by the former licensing regulator, the Independent Consumer and Competition Commission (“ICCC”). The government subsequently undertook a comprehensive review of the regulatory framework for telecommunications in Papua New Guinea, which resulted in the passing of new telecommunications legislation, the National Information and Communications Technology Act 2009 (the “NICTA Act”), which came into effect in October 2010. The new legislation established the NICTA as the telecommunications regulator, taking over the roles of the ICCC and PANGTEL (the agency responsible for technical regulation of telecommunications). The ICCC remains the general competition regulator.

Under the new regulatory framework, Digicel PNG was granted three new operator licenses on July 1, 2011 and the original Public Mobile Telephone and VAS licenses were surrendered. The expiration dates are June 30, 2021 in respect of the Individual Network License and Individual (Gateway Service) License, and February 5, 2024 in respect of the Individual Application License. The licenses may be renewed for at least ten years from expiration.

NICTA is responsible for all regulatory functions relating to ICT services, including licensing, radio spectrum management and access related issues, including recommending the regulation of wholesale, interconnection and access services and determining disputes in relation to any such regulated services. Of particular relevance to Digicel, the Domestic Mobile Terminating Access Service (“DMTAS”) and the Domestic Fixed Terminating Access Service (“DFTAS”) were each “deemed” to be regulated (“declared”) under the terms of the NICTA Act. Those declarations, which were originally set to expire on December 31, 2014, were subsequently extended for a further term of five years. NICTA may also recommend the imposition of retail price regulation on a licensee in a market in which that licensee is found to have a substantial degree of market power, which power is anticipated to endure over the period of the regulation and there is a material risk of higher prices or reduced service arising from that power. A “substantial degree of market power” is not defined under the NICTA Act. However, NICTA has applied that term consistently with generally accepted competition law principles. NICTA’s decisions in relation to declarations, retail service regulation recommendations and arbitrations are subject to merit-based review by an ICT Appeals Panel, whose decisions may also be judicially reviewed on matters of law.

Since the Act came into effect, NICTA has, through the minister responsible for telecommunications, regulated Digicel’s prepaid mobile prices. This has required Digicel PNG to ensure that its retail tariffs for off-net prepaid traffic are no more than 40% higher than on-net prepaid traffic. This regulation took effect in November 2012 and expired in October 2017. NICTA has now recommended the imposition of a new retail price regulation on Digicel which would restrict Digicel from discriminating between on-net and off-net calls for both prepaid and postpaid traffic. NICTA was also required by law to hold public inquiries into regulating wholesale services such as infrastructure sharing and national roaming. Those public inquiries resulted in the regulation of international submarine cable transmission capacity and gateway services for a period of five years beginning March 21, 2013. However, NICTA decided not to recommend a declaration regarding infrastructure sharing and national roaming at that time.

In October 2014, NICTA recommended that the Minister extend the declarations of DMTAS and DFTAS for a further period of five years and expand the definitions of those services to include termination of incoming international calls. The Minister was deemed to have accepted that recommendation on or about December 28, 2014. Digicel has initiated legal proceedings to challenge, inter alia, the power to regulate inbound international calls as part of the domestic interconnection service. Those proceedings are continuing; see “Business—Legal Proceedings—Papua New Guinea—International Refile.” In December 2015, Digicel and NICTA entered into a Settlement Deed, which establishes the process by which the Minister’s deemed declaration is to be reviewed by NICTA. That process has not yet been completed. Depending on its outcome, the review may obviate the need for further litigation.

In April 2016, NICTA gave notice to Digicel that it was commencing a public inquiry into the costs and benefits of implementing mobile number portability. That public inquiry is still ongoing. It is possible that, following the public inquiry, NICTA may recommend that mobile number portability should be implemented.

In June 2018, NICTA gave notice to Digicel that it was commencing a public inquiry into the potential need for regulation of a number of wholesale services including international submarine cable capacity, international cable landing station services, mobile and fixed termination services, mobile tower sharing services and domestic wholesale broadband services supplied via fiber optic cables. That public inquiry is still ongoing. It is possible that, following the public inquiry, NICTA may recommend that any or all of these services should be regulated.

As noted above, interconnection services have been regulated in Papua New Guinea, although current interconnection rates were set through commercial negotiation. On June 12, 2015, new commercially agreed domestic interconnection rates came into effect operating on a three-year glide path as follows: from June 12, 2015 to June 11, 2016, the fixed termination rate (“FTR”) and the mobile termination rates are both set at 13 toea per minute; from June 12, 2016 to June 11, 2017, the FTR and mobile termination rates are both set at 10 toea per minute; and from June 12, 2017 to June 11, 2019, the FTR and mobile termination rates are both set at 8 toea per minute.

On April 22, 2016, the SIM Card Registration Regulation 2016 came into effect, requiring licensees to collect and retain personal information for all holders of SIM Cards. A “grace period” of 18 months was provided, and subsequently extended so that it will be phased out between August 1, 2018 and April 30, 2019, during which time existing subscribers are required to register their personal information. The consequence of non-registration is that subscribers are required to be disconnected.

On December 5, 2016, NICTA issued an invoice to Digicel purporting to be a Universal Access and Service Levy (“UAS Levy”) for 2016. That invoice is the subject of judicial review proceedings which are continuing. On December 5, 2017, NICTA issued a further invoice to Digicel purporting to be a UAS Levy for 2017. That invoice is also the subject of an application for judicial review; see “Business—Legal Proceedings—Papua New Guinea—UAS Levies.” NICTA is currently consulting on a UAS levy for the 2018 and 2019 calendar years.

In April 2012, NICTA granted Digicel PNG an Individual Content License, expiring on April 12, 2022. Together with the Individual Network License and the Individual Application License, Digicel PNG has all the operating licenses required to provide telecommunications, content and other multimedia services, including free-to-air television as well as subscription television. NICTA also granted Digicel PNG VHF-TV spectrum (21 MHz) for broadcasting a DTT service in Papua New Guinea.

Other Markets

Digicel is regulated in all of its other markets by local regulatory bodies and ongoing discussions with such regulators on a wide range of issues are a typical part of operating in a regulated environment.

Examples of issues in these other markets, which currently materially impact Digicel or which may potentially materially impact Digicel include such matters as:

·	In October 2011, the ECTEL issued its final decision to implement number portability for both fixed and mobile in the ECTEL Member States. This covers Digicel’s operations in St. Lucia, St. Vincent and the Grenadines, Grenada, St. Kitts and Nevis and Dominica. In June 2015, ECTEL advised Digicel that it wished to commence the implementation process through the establishment of an industry working group. Digicel was invited to participate in this working group, which involves representatives of the National Telecommunications Regulatory Commission in each member state, a consultant appointed by ECTEL and representatives of other operators. Mobile number portability was launched in June 2019, and the industry working group is working towards a target of mid 2020 for the implementation of fixed number portability in the five ECTEL member states.

·	In March 2013, Digicel challenged the imposition contained in Digicel’s new license in Aruba that all network elements be located in Aruba. The cost of duplicating the network elements (both in Jamaica and Curaçao) would be approximately $1.6 million. The Court of first instance ruled that the Minister was to reconsider the requirement that all network elements should be located on Aruba. The Minister appealed this decision and succeeded in that appeal dated October 9, 2015. Digicel is currently engaged with the regulator in terms of the enforcement of this term of its license.

·	In Samoa and Vanuatu, Digicel has been designated as dominant by the regulators and has been the subject of antitrust complaints Digicel’s competitors in those jurisdictions. As a result, Digicel may be subject to additional regulation, including regulation of certain retail rates.

Cable TV & Broadband

Overview

The licensing of Cable TV & Broadband products is regulated by different governmental authorities in each of the markets that Digicel serves. As noted above, the regulatory regimes in the markets in which Digicel operates are generally less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly (See “Risk Factors—Risks Relating to Legislative and Regulatory Matters—The telecommunications operations market is heavily regulated and changes in regulation could adversely affect Digicel”).

Typically, Digicel’s Cable TV & Broadband operations are regulated by the government (e.g., the Ministry of Communications), an independent regulatory body or a combination of both. In many cases, the telecommunications sectors and the broadcasting sectors are regulated by different regulatory bodies or entities. In other cases (such as in Trinidad and Tobago), the same body regulates both sectors.

The below table summarizes the key license terms in each of Digicel’s markets as of the date of this offering memorandum:

	License Renewal Year
Market	Broadband		Cable TV		Fixed-Line Telephone		Type of Service Licensed
Jamaica	2020		2026		2023		Domestic voice services, Internet and Subscriber TV
St. Lucia	2023		N/A		2023		Fixed Telecommunications and Internet
St. Vincent and the Grenadines	2021		N/A		2018	(1)	Fixed Telecommunications and Internet
Aruba	N/A		N/A		N/A		N/A
Grenada	2021		N/A		2021		Fixed Telecommunications and Internet
Barbados	2018	(1)	N/A		2020		ISP Telecoms, Fixed Telecoms Wireless Domestic, Domestic Telecommunications Carrier
Cayman Islands	2020	(2)	2020	(2)	2020	(2)	Fixed Telecommunications, Public Service TV, Subscription TV, Video on Demand and Internet
Curaçao	N/A		N/A		N/A		N/A
Anguilla	N/A		2013		N/A		Fixed Services
Dominica	2017	(1)	Indefinite		2017	(1)	Fixed Telecommunications, Internet and Broadcasting
St. Kitts and Nevis	2021		2021		2021		Cable TV Franchise, ISP and fixed services
Antigua and Barbuda	2027		N/A		N/A		International and Internet
Bermuda	2033		N/A		2033		Internet, Fixed and Wireless
French Guiana	N/A		N/A		N/A		N/A

	License Renewal Year
Market	Broadband	Cable TV		Fixed-Line Telephone	Type of Service Licensed
Guadeloupe	N/A	N/A		N/A	N/A
Martinique	2024	2021		2024	Multiple services including Broadband, Cable TV and Fixed
Trinidad and Tobago	2024	2025		2020	Fixed Telecommunications and Internet
Haiti	2030	N/A		2020	Internet, Fixed and Wireless
Bonaire	N/A	N/A		N/A	N/A
Turks and Caicos	2025	N/A		2021	Fixed Telecommunications and Internet
El Salvador	2029	N/A		2029	Fixed Telecommunications and Internet
Guyana	N/A	N/A		N/A	N/A
Suriname	N/A	N/A		N/A	N/A
British Virgin Islands	2022	2022		2022	Multiple services including Broadband, Cable TV and Fixed
Samoa	2020	2025		2025	Internet, Subscription TV and Fixed Line Services
Papua New Guinea	2021	2021		2021	Internet, Broadcasting and Fixed Line Services
Tonga	Perpetual (3)	Perpetual (3)		Perpetual (3)	Internet, Broadcasting and Fixed Line Services
Vanuatu	2023	2021		2023	Internet, Broadcasting and Fixed Line Services
Fiji	2028	2028	(4)	2028	Internet, Subscription TV and Fixed Line Services
Nauru	2024	2024		2024	Internet, Broadcasting and Fixed Line Services

(1)	Renewal application submitted and currently being processed by the regulator – we expect a renewed license to issue on similar terms to the existing license.

(2)	The regulator is in the process of finalizing a new license template which is on substantially the same terms as the current license and has indicated that the renewed licenses will be issued to existing holders once this process is completed.

(3)	According to Section 37 of Tonga’s Communications Act 2015 the term of license granted shall be indefinite or perpetual and only subject to suspension or revocation for cause under Section 38 or surrender by Digicel under Section 39.

(4)	Digicel Fiji’s Cable television Spectrum license will cease on movement to the government digital television platform after 90 days from notification from the Minister (though not likely before June 2020).

Key Markets

Below Digicel describes in further detail the regulatory position in its key markets related to its Cable TV & Broadband product line.

Jamaica

Digicel (Jamaica) Limited acquired 100% ownership of Telstar Cable Limited on September 11, 2014. Telstar Cable Limited’s Subscriber Television License (“STV”) was transferred to Digicel (Jamaica) Limited on September 7, 2015. Digicel (Jamaica) Limited is now a subscriber television cable operator duly licensed by the Broadcasting Commission of Jamaica and is authorized to provide subscriber television services to the public in Kingston, St. Andrew, Portmore and St. Catherine in Jamaica. Digicel (Jamaica) Limited’s renewal of its STV license for a further ten-year period was approved by the Minister for Education, Youth and Information and was processed by the Broadcasting Commission of Jamaica.

Digicel offers FTTH (under the “Digicel Play” brand) and FTTB services in Jamaica. The FTTH services include cable television, broadband and fixed home phone while the FTTB services include high-speed broadband and fixed line phone. The broadband and fixed line phone component of the FTTH and FTTB service is regulated by the OUR. An Internet Service Provider License and a Domestic Voice Provider License has been issued to Digicel by the OUR in respect of these services.

Haiti

In April, 2010, Digicel acquired ACN, an ISP licensed by Conatel to offer internet services to customers as well as to create a fiber backbone in Haiti and to land a subsea cable in Haiti. The fiber backbone and the subsea landing have been in place since 2012, and the fiber backbone is being continually expanded and upgraded. The ACN license was renewed in February 2015, for a further period of 15 years.

In April 2014, Digicel took a minority equity position in Digital Satellite Systems, a new wireless cable operator presently rolling out in Haiti. Digital Satellite Systems was awarded a license for terrestrial scrambled wireless cable by Conatel on January 28, 2011, for a period of 15 years.

Conatel has the right to suspend or revoke licenses in the event Digicel fails to comply with license terms or the terms of the Telecommunications Act of 1977. The Act extends to broadcasting as well as telecommunications. Draft legislation to modernize the Telecommunications Act has been debated for many years, but no new legislation has been passed by Parliament to date.

Trinidad and Tobago

Telecommunications in Trinidad and Tobago is regulated by the TATT, which was set up in July 2004 pursuant to the Telecommunications Act of 2001. TATT also regulates the broadcasting sector, and is the body vested with the responsibility of managing spectrum in Trinidad and Tobago.

Digicel also has the following licenses in Trinidad and Tobago: (i) a 10-year concession to provide fixed wireless services, which expires in May 2020, along with a renewal application to be submitted in line with the required timelines and it is expected that the license will be renewed on substantially the same terms, (ii) a 10-year concession to provide fixed wired services, which expires in October 2024, and (iii) a 10-year concession to provide subscription broadcasting services over a fixed telecommunications network, which expires in March 2025.

In January 2016, Digicel launched residential broadband, fixed line and subscription television services over a state-of-the-art fiber network in Trinidad and Tobago.

French West Indies

By declaration of ARCEP made in November 2011, Digicel was granted the right to operate in the broadband access markets in the French West Indies; which right is primarily used for Business Solutions products and services. Pursuant to its acquisition of the Global Caribbean Fibre Group (which was completed on September 11, 2014), Digicel also now operates concessions in the French West Indies, which were granted to that group in 2006 and 2007.

Following the recommendations of European Commission dated December 17, 2007 concerning relevant markets for products and services in the communications sector (which defined wholesale physical network infrastructure access—including shared or fully unbundled access—at a fixed location, and wholesale broadband access as important markets), ARCEP issued two decisions in July 2008. These decisions imposed additional obligations on the incumbent (Orange). In 2009, the French Competition Authority issued further rulings to compel Orange to comply with these obligations.

ARCEP has, to date, conducted five analysis cycles. Following the conclusion of the most recent market analysis, on December 14, 2017, ARCEP adopted four decisions applicable to the broadband, high-speed and super-fast broadband markets for the period from 2018 to 2020.

These decisions provide, for this period, asymmetrical regulation for the market for wholesale local access provided at a fixed location, which is divided into several segments: (i) access to copper sublocal and local loop; (ii) passive access to optic fiber local loops; (iii) wholesale (physical) network infrastructure access, which includes access to underground and aerial engineering infrastructure, whether proposed by Orange or territorial collectivities, from the moment they can be used for fiber local loop rollout. This asymmetrical regulation applies only to operators declared as SMP. Orange has been declared as SMP in this market. Orange is also regulated in the separate market for wholesale central access provided at a fixed location for mass-market products which includes all wholesale generalist activated broadband offers (whether they are based on copper for DSL, coaxial cable or fiber) delivered at a subnational level, including internet protocol, Asynchronous Transfer Mode, a cell-switching and multiplexing technology (“ATM”), and Ethernet offers.

The broadband and high-speed broadband markets are considered to be national markets (i.e., including mainland France and the French West Indies) and Orange is considered as having SMP in those markets. ARCEP has imposed certain access, transparency, non-discrimination, quality of service, reflecting costs and accounting obligations on Orange in those markets. Some of these obligations were reinforced in December 2017 in order to accelerate the fiber roll-out in all territories. This was intended to support the “Gigabit society” promoted by the European Commission. ARCEP particularly imposed new obligations on Orange to stimulate the emergence of new access products and foster dynamic competition in a small-and-mid-sized company market.

With respect to wholesale terminating segments of leased lines (which is irrespective of the technology used to provide leased or dedicated capacity), ARCEP has declared the wholesale market of capacity services (defined today as “high quality access”) for the terminating segments of a leased circuit (called local tails or local segments) as the relevant market. This market is considered as a national market (i.e., including mainland France and the French West Indies) and Orange is considered to have a SMP in this market. ARCEP has therefore imposed some obligations on Orange (access; transparency; non-discrimination; quality of service; non-predatory, non-excessive or reflecting costs for certain offers; and accounting obligations).

ARCEP has declared the wholesale market of capacity services (defined today as “high quality access,” which core market is optic fiber submarine cables) for long distance inter-territorial segments for French Guiana—mainland France and French Guiana—Martinique (Orange is considered to have a SMP in this market); Saint-Barthelemy—mainland France, Saint-Barthelemy-Guadeloupe and Saint-Barthelemy—Saint-Martin (Global Caribbean Network is considered to have a SMP in this market); Saint Martin-mainland France, Saint Martin-Guadeloupe and Saint Martin-Martinique; Martinique-mainland France and Martinique-Guadeloupe; Guadeloupe-mainland France as distinct relevant markets.

On December 14, 2017, ARCEP confirmed that the segments of Martinique – Métropole, Guadeloupe – Métropole, Martinique – Guadeloupe, Saint-Martin – Métropole, Martinique – Saint-Martin and Guadeloupe – Saint-Martin are not relevant for an ex ante regulation. On the same date, ARCEP also declared segments Saint-Barthélemy – Métropole, Saint-Martin – Saint-Barthélemy, Guadeloupe – Saint-Barthélemy, Guyane – Métropole, Guyane – Martinique as no more relevant for an ex ante regulation. As a consequence, no more segment is considered as relevant for an ex ante regulation.

Together, these ARCEP decisions increase opportunities for operators, like Digicel, to share existing infrastructure, and reduce the cost of deploying super-fast broadband access. They provide broader and less restrictive use of Orange infrastructure, clarification of the terms and conditions of the fiber backhaul offer and, more generally, of the solutions needed to deploy and operate fiber local loops. These ARCEP decisions also make it possible to render available services, and particularly TV services, on the copper network more readily by: allowing alternative operators to enhance their plans without being involved in unbundling, enabling other operators to offer TV services by giving them access to Orange’s infrastructure within a predictable legal framework, and enabling alternative operators to step up the pace of unbundling the smallest cabinets. Accordingly, the existing disparities in the services that are available in unbundled and non-unbundled areas should gradually disappear.

Several operational improvements have been brought to existing wholesale offers (Local Loop Unbundling, civil engineering, sub-loop unbundling, reproducing bundled plans, expanding the range of available bitrates and including optical fiber back-up services for wholesale fiber bitstream offers on dedicated local loops, etc.).

This new regulatory framework defines the strengthened non-discrimination obligations, pursuant to the European Commission recommendation of September 11, 2013 on “consistent non-discrimination obligations and costing methodologies to promote competition and enhance the broadband investment environment.” It also provides for increased monitoring of submarine cable tariffs.

Finally, partial and progressive deregulation of wholesale markets specific to business market began on January 1, 2015, and helps to provide market players with the certainty required to provide such services to the business market.

Papua New Guinea

In April 2012, NICTA granted Digicel PNG an Individual Content License, expiring on April 12, 2022. Together with the Individual Network License and the Individual Application License, Digicel PNG has all the operating licenses required to provide telecommunications, content and other multimedia services, including free-to-air television as well as subscription television. NICTA also granted Digicel VHF-TV spectrum (21 MHz) for broadcasting a DTT service in Papua New Guinea.

Management

Board of Directors

Directors

The following table lists our directors as of the date of this offering memorandum. Unless otherwise stated, the business address for all members of our Board of Directors is c/o Digicel, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Name	Position	Year of First Appointment
Denis O’Brien	Chairman	2000
Leslie Buckley	Vice Chairman	2000
Lucy Gaffney	Member	2000
Seamus Lynch	Member	2004
Gregory Sparks	Member	2004
Colm Delves	Member	2005
Sir Julian Horn-Smith	Member	2006
Sean Corkery	Member	2013
Jean-Yves Charlier	Member	2018
Kaan Terzioğlu	Member	2019

Denis O’Brien, age 61, Chairman, founded Esat Telecom Group (Esat) in 1991 to compete against the former state-owned telephone company in Ireland, Eircom plc. In October 1997, Esat, of which Mr. O’Brien was Chairman and Chief Executive Officer, listed on Nasdaq (New York), Easdaq (Amsterdam) and the Iseq (Dublin). Esat, over a five-year period, raised $1 billion in equity and bonds in a number of successful U.S. and European public offerings. Esat established itself as the number two telecommunications company across the full spectrum of telecommunications services (corporate and residential), fixed-line, GSM mobile, data and internet services and brought real competition and choice to the Irish telecommunications market. Esat Telecom Group plc was sold to British Telecom Group plc in January 2000 for $2.8 billion. Mr. O’Brien was voted Ireland’s Entrepreneur of the Year in 1998 in the inaugural running of the worldwide competition organized and sponsored by Ernst & Young. Mr. O’Brien is also a director of a number of private companies which hold some of his other business interests including Quinta do Lago SA, Actavo Group and Communicorp Group Limited. In addition, Mr. O’Brien is the Chairman and Co-Founder of Frontline, the International Foundation for the Protection of Human Rights Defenders and a member of the board of Concern Worldwide. He holds a BA degree from University College Dublin and an M.B.A. from Boston College, and he has an honorary Doctorate of Laws from University College Dublin. Mr. O’Brien is also Chairman of DHCAL and DPL. Mr. O’Brien became the Chairman of our Board of Directors on October 20, 2000.

Leslie Buckley, age 74, Vice Chairman, is a founding director of our Board of Directors and has been actively involved in the development of our pan-Caribbean GSM network. In a career spanning over 50 years, Mr. Buckley has held Senior Executive and Management roles and established his own consultancy business in 1990. He has been retained on a number of key public and private sector appointments with some of Ireland’s best-known companies such as Aer Lingus, Waterford Crystal and Irish Rail. Mr. Buckley was involved in the establishment of Esat Telecom Group plc and Esat Digifone Limited and held the position of acting chief operating officer of Esat Telecom during 1996 and 1997. Mr. Buckley was involved in the restructuring of Waterford Crystal plc, the restructuring and sale of Irish Steel plc, and the restructure of both Irish Rail and Aer Lingus, Ireland’s national airline, where he later served on the Board. He was Chairman of Independent News & Media plc from 2012 until 2018. He holds directorships and shareholdings in Actavo, an international provider of engineering solutions; Go Contractor, an online contractor management business and Nualtra, a provider of medical nutritional supplements. In 2009, he launched, with his wife Carmel, the Haven Partnership, an NGO, which supports and empowers the people of Haiti to build strong and sustainable livelihoods and communities. Mr. Buckley is currently a Patron of Junior Achievement Ireland (JAI) which encourages young people to remain in education and helps them develop the skills they need to succeed in a changing world. Mr. Buckley was nominated as an Adjunct Professor in the Department of Accounting, Finance & Information Systems in University College Cork, in 2015. Mr. Buckley is also Vice Chairman of DHCAL. Mr. Buckley became a director of our Board of Directors on October 20, 2000.

Lucy Gaffney, age 59, non-executive director, was Chief Operating Officer at Esat Telecom in Ireland when it was acquired by British Telecom Group plc in January 2000. Ms. Gaffney’s involvement with Esat Telecom spanned six years, during which time she held a number of senior positions, including Chief Operating Officer, Director of Marketing and Managing Director of Esat Clear, Esat’s residential division. Prior to this, Ms. Gaffney was managing director of The Ideas Company, where she was an advisor to Esat Digifone in its successful bid and subsequent launch as Ireland’s second GSM mobile phone operator. She has also held senior positions with the Irish Press Group plc and Bell Advertising. Ms. Gaffney is currently Chairperson of Communicorp Group Limited, an independent radio group with five radio stations in Ireland. In January 2006, Ms. Gaffney was appointed Chairperson of the Steering Committee of the National Action Plan against Racism by the government of Ireland. She is also a former director of Ulster Bank Limited (Irish subsidiary of Royal Bank of Scotland), Topaz Energy Group Limited and of Independent News and Media plc. During 2000, she was appointed to the Strategic Advisory Board at Tesco Ireland (British grocery retail chain) and the government-sponsored Campus Ireland Board. Ms. Gaffney was also a director of the 2003 Special Olympics World Games. Ms. Gaffney is also a director of DHCAL and DPL. Ms. Gaffney became a director of our Board of Directors on October 20, 2000.

Seamus Lynch, age 50, non-executive director, joined Eircom plc in 1990 in its New Enterprise Department identifying new businesses opportunities for the company. In 1993, he was transferred to Eircell (Eircom’s mobile arm) as GSM sales development manager. Mr. Lynch joined Esat Telecom in early 1994 as part of its GSM license bid team and he managed, for two years, the successful application for Ireland’s second GSM license, ahead of international competitors such as AT&T Wireless, Millicom, Deutsche Telekom, Tele Danmark and SBC. Mr. Lynch then transferred to project management, where he helped to set up Esat Digifone and assumed the position of National Sales Manager. On the sale of Esat Telecom Group plc to British Telecom Group plc, Mr. Lynch joined us as Chief Operating Officer for Digicel Jamaica. A year after the successful launch of the company, Mr. Lynch was named Chief Executive Officer of Digicel Jamaica and from October 2002 to December 2004 he served as our Group Chief Executive Officer. Mr. Lynch is also a director and shareholder in Chill Insurance, Ireland’s fastest growing online insurance provider. He is a vice chairman of DPL and a director of DHCAL. Mr. Lynch became a director of our Board of Directors on August 19, 2004.

Gregory Sparks, age 68, chairman of the audit committee and non-executive director, is a founder and partner of FGS which merged with Grant Thornton in September 2015 whereupon he retired from practice. Mr. Sparks has over 30 years of professional experience in accountancy and corporate finance. Outside of practice he had a central role in the restructuring of Eircom (an Irish telecommunication company formerly state owned), completing the recent “fit for purpose” report on the Department of Justice on behalf of the Irish government, and a former Board member of Headstrong an NGO involved with the development of services for youth mental health. He is a former member on the Audit Committee of the Houses of the Oireachtas (the House of Parliament) in Ireland, and a former Board member of the Irish Times. Presently on the Board of the VHI, the largest health insurer in Ireland, Mr. Sparks chairs the Audit Committee of this company. He is also on the Board of Joe Duffy Motors the largest motor distributor in Ireland. Mr. Sparks became a director of our Board of Directors on August 19, 2004.

Colm Delves, age 53, director. Mr. Delves joined Digicel as Chief Financial Officer in May 2004 and was appointed our Chief Executive Officer in July 2005 and held this position until January 2018. Mr. Delves is a Fellow of the Institute of Chartered Accountants (FCA) in Ireland. Mr. Delves was employed by Hibernia Foods plc from May 1992 until October 2003, serving on the Board of Directors and as Finance Director. Prior to this he was employed by KPMG, Chartered Accountants, in Dublin from October 1987 until May 1992. He attended Dublin City University and in 1987 received a B.A. in Accounting and Finance. He is also a director of DHCAL and DPL.

Sir Julian Horn-Smith, age 71, non-executive director, was one of the founding members of The Vodafone Group Plc and considered one of the principal architects in the development of Vodafone’s International Strategy. When there, he initiated and participated in the foundation or acquisition of several telecom businesses, including Safaricom/M-Pesa in Kenya and Verizon Wireless in the USA. He was awarded a Knighthood by Her Majesty the Queen in 2004 in recognition of his services to international telecommunications. He retired from the Vodafone Board in July 2006, where he had held the positions of Chief Operating Officer and subsequently that of Deputy Chief Executive Officer. Sir Julian is a Senior Advisor to UBS Investment Bank in London. He is a member of the Supervisory Board of VEON (formerly known as Vimpelcom) and was, until February 2015, a senior advisor to the board of Etisalat (telecommunications group based in the United Arab Emirates). He is a Senior Advisor to the Boards of CVC (Telecoms and Media), Alix Partners and to the Chairman of Smartone (HK). He was previously a member of the Board of Lloyds Banking Group Plc, retiring in May 2012. In addition to his directorships, Sir Julian is the Co-Chairman of the TATLDiL Conference (British and Turkish Conference). Sir Julian became a director of our Board of Directors on October 1, 2006.

Sean Corkery, age 61, non-executive director, is an IT and Telecoms veteran with more than 40 years of experience in the industry. Mr. Corkery is currently CEO of Datalex PLC, a market leader in digital commerce for travel retail. Before joining Datalex, he held numerous senior positions including Chairman & CEO for Actavo Group, Snr Vice President, Global Supply Chain Operations for Dell Inc., Chief Operations Officer at Esat Telecom, Vice President of Global Operations at AST Computer / Samsung and director of Pacific Region Operations at Apple. He was a member of the Information Society Commission of Ireland, an independent advisory body to the government. Mr. Corkery was a Director of Seabrook Research (Software) from 1997 to 2004 and is currently a Director of Nualtra (medical nutrition), Actavo (engineering services) and Chairman of Hibernia College (post graduate teacher training). He holds a B.A. from University College Cork. Mr. Corkery became a director of our Board of Directors on October 13, 2013.

Jean-Yves Charlier, age 55, joined our Board of Directors on September 1, 2018. Mr. Charlier served as the Chief Executive Officer of VEON from 2015 to 2018 and led the transformation of the VEON group serving 240 million customers worldwide. Mr. Charlier was also Chairman and Chief Executive of SFR, the second largest telecoms operator in France, where he led the repositioning of the business in one of the most competitive telecom markets in Europe. Leading up to his role at SFR, Mr. Charlier was Chief Executive at Promethean World and COLT and held senior roles with British Telecom, Equant and Wang. Mr. Charlier has served on numerous boards over the years and was the recipient of the TMT Finance award for CEO of the Year in Europe (2016) and the BVCA Private Equity Backed award for CEO of the Year in the U.K. (2009). Mr. Charlier holds an M.B.A. from the Wharton Business School and a B.A. in international business administration from the American College in Paris, France. On January 29, 2019, Jean-Yves Charlier was appointed our Group Chief Executive Officer.

Kaan Terzioğlu, age 51, joined the Digicel Group board after serving as Turkcell’s Chief Executive Officer from April 2015 until March 2019. Mr. Terzioğlu led the company’s successful transformation from a telecoms provider to a digital operator, recording all-time high revenues and EBITDA at a group level in the full year financial results at the end of his tenure. In 2019, the GSMA awarded him the Outstanding Contribution to Mobile Industry Award. Mr. Terzioğlu began his professional career in 1990 at Arthur Andersen Turkey. From 1990 to 1998, he undertook several roles in information technologies at Arthur Andersen in the USA, Belgium and Turkey. Kaan also serves on the GSMA Foundation’s board focusing on Mobile Communications for Development and on the advisory board of the World Economic Forum Centre for the Fourth Industrial Revolution. From 1999 to 2012, Kaan held global managerial roles at Cisco, working out of Brussels, London and San Jose.

Board Practices

The Board of Directors has an Audit Committee, a Nomination Committee and a Remuneration Committee. The Board of Directors has drawn up rules on each committee’s role, responsibilities and functioning.

Audit Committee. The Audit Committee, which consists of Mr. Sparks (chairman), Sir Julian Horn-Smith and Mr. Corkery assists the Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for recommending the appointment of, retention and oversight of the work of our independent registered public accounting firm, and will determine such firm’s compensation if authorized by our shareholders.

Nomination Committee. The Nomination Committee consists of Mr. O’Brien, Mr. Buckley, Ms. Gaffney and Mr. Lynch (chairman). Our Nomination Committee advises our Board of Directors on its duties regarding the selection and appointment of directors and senior management. The duties of the Nomination Committee include preparing the selection criteria and appointment procedures for directors and senior management, and proposing the profile for our Board of Directors. It also periodically assesses the scope and composition of our Board of Directors, and the functioning of the individual directors. The Nomination Committee also proposes on appointments and reappointments. The Nomination Committee meets at least once every year.

Remuneration Committee. The Remuneration Committee consists of Mr. Sparks (chairman), Mr. O’Brien and Mr. Buckley. Our Remuneration Committee advises our Board of Directors on the exercise of its duties regarding our remuneration policy, including analyzing developments of the Bermuda Companies Act, and preparing proposals for our Board of Directors on these subjects. The duties of the Remuneration Committee include reviewing and approving our compensation and benefits policies generally, and setting the remuneration of the directors and the chief executive officer and the chief financial officer. The Remuneration Committee meets at least three times every year.

Senior Management

The following table sets forth the members of our executive officers as of the date of this offering memorandum. Unless otherwise stated, the business address for our executive officers is c/o Digicel Group Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Name	Position
Jean-Yves Charlier	Chief Executive Officer and Board Director, Digicel Group Limited
David Lomas	Chief Financial Officer, Digicel Group Limited
Serge Hoffman	Group Chief Strategy & Acceleration Officer
Phillip Vandervoort	Group Head of Consumer Mobile, Digicel Group Limited
Krishna Philipps	Group Chief Technology Officer, Digicel Group Limited
Gyorgy Zsembery	Group Chief Executive Officer, Home and Entertainment, Digicel Group Limited
Tom Carson	Group Chief Business Officer, Digicel Group Limited
Emer Jameson	Group Chief People Officer, Digicel Group Limited
Peter Lloyd	Group Chief Marketing Officer, Digicel Group Limited
Aileen Corrigan	Group Chief Digital Officer, Digicel Group Limited
Sjoerd Geels	Group Chief Information Officer, Digicel Group Limited

David Lomas, age 57, joined Digicel in January 2019 and was appointed Group Chief Financial Officer effective February 1, 2019. Mr. Lomas joined Digicel from U.K.-based Spire Healthcare plc, where he was Group Chief Financial Officer. Prior to his employment at Spire Healthcare plc, he spent nine years as Chief Financial Officer for Netherlands-based Elsevier, and before then held senior positions in the U.K. with telecommunications group BT. Mr. Lomas holds a B.Sc. (Hons) in Management Science from Warwick University. He is a fellow of the Institute of Chartered Accountants in England and Wales of the Association of Corporate Treasurers.

Serge Hoffmann, age 52, joined Digicel in July 2019 and was appointed Group Chief Strategy & Acceleration Officer. Prior to joining Digicel, Mr. Hoffmann led transformation programs for Orange and Deutsche Telekom in Europe as well as Maxis, CSL in Asia and Vodafone-Hutchinson in Australia. Mr. Hoffman was formerly a partner at Bain & Company, where he was a leader in its Telecom, Media and Technology practice across Europe and Asia and was a member of Bain’s Global Retail and Digital Acceleration Practice. Mr. Hoffman began his career in the automotive industry at Ford Motor Company in France, the U.K. and Central and Eastern Europe where he held a variety of sales and marketing positions. Mr. Hoffman holds a Bachelor of Business Administration from Ecole de Management de Lyon and a Master of Business Administration from INSEAD.

Phillip Vandervoort, age 58, joined Digicel in October 2019 as Group Head of Consumer Mobile. Mr. Vandervoort was previously with Proximus, Belgium’s largest telecommunications provider, where he was Chief Consumer Mobile Officer for a three-year period, Mr. Vandervoort has also held positions as Chief Operating Officer, Partner and General Manager for Microsoft Corporation, Central and South America and Caribbean as well as senior management positions at AB Inbev and Union Miniere. Mr. Vandervoort holds a degree in business administration from University College London.

Krishna Phillips, age 45, joined Digicel in 2004 as Head of Group IP Network Design and Security. Mr. Phillips has over 25 years of experience in telecommunications and has worked across the Group in various senior technology-based roles. In his current role as the Group Chief Technology Officer, Mr. Phillip’s leads Digicel’s technology strategy and drives the business’s plans for network evolution through to execution. Mr. Phillip’s holds a Bachelor of Science degree in Computer Studies with Management from the University of Technology, Jamaica and a Master of Business Administration from the University of New Orleans.

Gyorgy Zsembery, age 50, joined Digicel in July 2019 as Chief Executive Officer of Home and Entertainment. Mr. Zsembery previously spent six years as Chief Executive Officer of Volia, the Ukraine’s leading provider of entertainment, communications and information products. Prior to Volia, Mr. Zsembry spent eight years with

Central European telecoms provider, Invitel, in a variety of roles starting as Chief Marketing Officer and spending his final two and a half years as Chief Operating Officer. Before moving into the telecoms sector, Mr. Zsembery spent ten years in the banking and insurance industries in Hungary. Mr. Zsembery holds a Masters of Business Administration from Budapest University of Economics.

Tom Carson, age 57, joined Digicel initially in 2011 as Chief Executive Officer in the Caribbean and Central America until 2014. Mr. Carson rejoined Digicel in September 2018 as Group Chief Business Officer. Mr. Carson has a twenty-five year track record, having previously held senior executive and board level positions with Digital Equipment Corporation, Compaq, Hewlett Packard and British Telecom. Mr. Carson has also served previously as advisor and non-executive director with a Silicon Valley-based cloud computing company, a UAE-based services leader and a European software company focused on business intelligence mining and IOT. Mr. Carson is an Electronic Engineering graduate, a qualified Chartered Director and holds an M.B.A. from the University College Dublin, Graduate School of Business.

Emer Jameson, age 53, joined Digicel in August 2015 as Chief People Officer for Digicel’s markets in the South Pacific and was appointed Group Chief People Officer in August 2018. Prior to joining Digicel, Ms. Jameson work with Saongroup.com, an online recruitment business, in China for a period of four years where she initially held the position of HR Director and subsequently became group Chief Executive Officer for Asia. Ms. Jameson previously held senior roles at Independent News & Media plc and Golden Pages Limited and ran her own training consultancy business for nine years.

Peter Lloyd, age 35, joined Digicel in 2009 and was appointed as Group Chief Marketing Officer for Digicel in October 2019. Mr. Lloyd previously served as Global Director of Marketing for the Digicel Group and Director of Marketing for Digicel Jamaica. Prior to joining Digicel, Mr. Lloyd worked for McConnells Advertising, a leading public relations and communications company based in Ireland. Mr. Lloyd holds an honours degree in marketing from the Dublin Institute of Technology and an Executive MBA from Wharton University.

Aileen Corrigan, age 45, joined Digicel in 2008 and was appointed as Group Chief Digital Officer in April 2019. Prior to Ms. Corrigan taking up the role as CDO, she held the position of CEO of Trend Media, a media subsidiary of Digicel Group. Ms. Corrigan has more than twenty years of international experience in the telecommunications and digital sectors, and previously held managerial roles with Motorola and O2 Ireland prior to joining Digicel. Ms. Corrigan holds a Graduateship from the Marketing Institute of Ireland, a Masters from the Digital Marketing Institute and an Executive eMBA from Wharton University.

Sjoerd Geels, age 47, joined in January 2020 as Digicel Group’s Chief Information Officer. Mr. Geels has more than twenty years of IT experience, in various managerial roles. Prior to Digicel, Mr. Geels held senior managerial roles in Telenor, including as CEO of Telenor Global Shared Services business unit. Mr. Geels has also previously worked for Cognizant as Nordics’ Director of IT Infrastructure Services and at Capgemini Outsourcing in a number of infrastructure management roles. Mr. Geels holds a Bachelor of IT from Novi Institute of Higher Education, an MBA from Newport Business School and a Master of Art and Cultural Sciences from Erasmus University.

Compensation

The aggregate amount of compensation paid or payable during the six months ended September 30, 2019, excluding amounts recognized as share compensation expense, was $2.1 million to Digicel’s directors (including the Chairman of the Board of Directors but excluding those directors who are also members of the senior management) and $2.7 million to our senior management.

Digicel periodically establishes equity-based incentive compensation programs, in which the senior management and directors are eligible to participate. In July 2016, we cancelled the equity-based incentive compensation programs in existence at that time (i.e., the 2013 option schemes and the 2013 phantom share scheme) in exchange for cash payments as described further under the heading “Equity Compensation.” As of September 30, 2019, there are no options outstanding under such plans and the Group has no further liability under either of these schemes.

During fiscal 2018, Digicel approved the introduction of a new equity-based compensation program called the “Digicel Group Limited 2017 Long Term Incentive Plan.” Options over 6,524,000 shares were issued during Fiscal Year 2018 but these options were cancelled with effect from January 31, 2020. There are currently no options issued under the “Digicel Group 2017 Long Term Incentive Plan” or under any other option plan. For information on the shareholdings of our senior management and directors, see “Principal Shareholders” below.

During the six months ended September 30, 2019 and the year ended March 31, 2019, no amounts were charged against income to provide pension, retirement and similar benefits to the senior management and directors.

None of the directors have entered into service agreements with us that provide for benefits upon termination of their directorship.

Senior Management Compensation and Benefits

Digicel has a comprehensive and competitive suite of compensation and benefit programs designed to reward and retain the executive population, which include the following: base pay and variable pay (bonus), equity compensation in the form of stock options, which typically have a two-year performance-based vesting schedule, health and life insurance and customary perquisites. With regard to the stock option program, Digicel has a history of repurchasing vested options on a periodic basis. For senior management on expatriate assignments, Digicel also provides customary expatriate benefits.

Senior Management Bonus Program

The members of the senior management team are all eligible to participate in the formal Digicel Performance Review System, with pre-established targets and objectives. In all cases, these objectives are linked to the attainment of budgeted results with a specific focus on revenue, Adjusted EBITDA and capital expenditure. For those members of the senior management team with direct operational or market responsibilities, the revenue objective is further defined by line of business. Participation levels are determined as a percentage of base pay and range from 30% to 50%, depending on the participant’s level and role. Bonus payments are paid based on results with a range of payments from 50% for underachievement to 125% for over achievement.

Equity Compensation

On February 16, 2011, Digicel established two new option schemes (the “2011 schemes”), under which options with respect to 11,489,362 of the common shares may be issued to Digicel’s employees, directors and consultants. On October 13, 2013, the Board of Directors approved a decision to repurchase vested options under the 2011 schemes on a basis consistent with its previous repurchase programs. The repurchase of vested options is being administered in a series of tranches over a five-year period, which commenced in December 2013. Options under the 2011 schemes are no longer exercisable but will be repurchased on their original vesting dates, at a rate equal to the per share value of the shares underlying the options on the date of repurchase, less the applicable option exercise price. The option exercise prices under the 2011 schemes range from $11.13 to $17.75. Option holders received cash payments of $0 and $1.4 million during the years ended March 31, 2018 and 2017, respectively.

On October 13, 2013, we established two new option schemes (the “2013 schemes”), under which options with respect to 11,489,362 of the common shares may be issued to Digicel’s employees, directors and consultants. On August 24, 2015, the number of options that may be issued under these schemes and all other option schemes operated by the Company was increased to 15,632,172. In July 2016, the Board of Directors approved a decision to repurchase vested options under the 2013 schemes on a basis consistent with its previous repurchase programs. Option holders received cash payments of $6.1 million during the year ended March 31, 2018 and $5.8 million during the year ended March 31, 2017.

In October 2013, Digicel also established a phantom share scheme. Under the terms of the phantom share scheme, the employees, directors and consultants are eligible to receive awards denominated in phantom shares. The issue price of the phantom shares is based on the applicable share price on the date of the grant of the phantom share award or the date on which Digicel has entered into a binding commitment to grant the phantom shares, whichever is earlier. The phantom shares vest over periods of two to three years, subject to the achievement of certain service and performance-based criteria, with payments based on the increase in the share price from the date of grant. The phantom shares are not capable of being exercised and do not have the rights associated with common shares, including the right to vote at shareholder meetings but rather represent cash payments based on a change in value of Digicel’s equity from the date of the grant through the vesting date. In July 2016, the Board of Directors approved a decision to cancel the phantom shares and pay out on a basis consistent with the cancelled option schemes. Phantom shareholders received cash payments of $11.7 million during the year ended March 31, 2018. No equivalent payments were made in the year ended March 31, 2019. Digicel has no further liability under this scheme.

In June 2017, the Board of Directors agreed to introduce the Digicel Group Limited 2017 Long Term Incentive Plan under which options, stock appreciation rights and other equity-based instruments may be issued to employees, directors of our companies and to consultants to the companies. As of January 31, 2020, all options issued under this scheme have been cancelled. Digicel has not recognized a share compensation expense in the six months ended September 30, 2019.

See note 26 to Digicel’s consolidated financial statements, which are included in this offering memorandum, for further information.

Certain Relationships and Related Party Transactions

Digicel believes the terms of the agreements described in this section are reasonable and in our best interest and they have been approved by the Board of Directors, including independent board members. For the advisory services and monitoring agreement, the services agreement and the coexistence agreement, Digicel and the entities affiliated with Mr. O’Brien were represented by separate counsel. However, it did not obtain fairness opinions from third parties in connection with these transactions and therefore, while Digicel believes them to be, they may not have been on or have terms as favorable to Digicel as it could have obtained from unaffiliated third-parties in arm’s-length transactions.

Advisory Services and Monitoring Agreement

Digicel has entered into an advisory services and monitoring agreement with Island Capital Management Services Limited (“Island Capital”), pursuant to which it provides them with business monitoring and transaction advisory services. Island Capital is affiliated with our Chairman, Denis O’Brien. Under this agreement, Digicel pays Island Capital an annual management fee of $0.3 million and are obligated to reimburse it for reasonable out-of-pocket expenses incurred in connection with the provision of such management services. In addition, Digicel is obligated to pay Island Capital a transaction fee of 0.5% (or such other amount as may be agreed) of the aggregate transaction value of future tender offers, acquisitions, sales, mergers, financings (including the Tender Offers and Solicitations), exchange offers, recapitalizations or similar transactions. The advisory services and monitoring agreement also include customary indemnification provisions in favor of Island Capital. The agreement was for a term of three years, beginning January 22, 2007, but with provision to be extended on a yearly basis thereafter. The agreement was last renewed on January 22, 2020 for 12 months. Digicel was charged $0.2 million, $0.3 million, $3.7 million and $0.3 million in the six months ended September 30, 2019, fiscal 2019, fiscal 2018 and fiscal 2017, respectively, by Island Capital for such services.

Services Agreement

Digicel entered into a services agreement with DHCAL effective April 1, 2008, whereby Digicel and its subsidiaries would provide support services to DHCAL and its subsidiaries.

There are three components to the services that are provided:

·	Support from Digicel senior management team, and their direct reports,

·	Digicel’s employees that are seconded to DHCAL operations, and

·	Goods and services that are purchased and commissioned on behalf of DHCAL operations reimbursed on a “cost plus” basis.

The agreement states that there is a daily charge out rate for any of our employees who actually visits or is seconded to DHCAL. The agreement also states that in return for the services provided under the first bullet above, DHCAL will pay to us an annual fee as compensation for the costs and expenses incurred in the provision of the services. In total, DHCAL was charged $0.7 million, $3.8 million, $3.6 million and $2.9 million in the six months ended September 30, 2019, fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

Coexistence Agreements

Digicel Holdings B.V. a limited liability company incorporated in the Netherlands was established by Denis O’Brien to license the Digicel brand name in countries outside North America, Central America, South America and the Caribbean. In January 2007, Digicel entered into a coexistence agreement with this company regarding the use of the Digicel brand name. Pursuant to the agreement, Mr. O’Brien agreed not to use the Digicel brand name in countries in North America, Central America, South America and the Caribbean (whether or not it had legal ownership to such name in such region), and Digicel agreed that Mr. O’Brien may use such name and Digicel may not in the remaining parts of the world. The agreement also specifies certain guidelines to usage of the brand name by both parties to ensure neither damages the reputation of the name. In the event that Digicel expands its operations to countries outside of North America, Central America, South America, the Caribbean or the South Pacific, it would have to enter into new arrangements with Mr. O’Brien for the use of the Digicel brand in those countries. See “Risk Factors— Risks Relating to Digicel’s Business, Technology and Competition—Digicel’s agreement with Mr.

O’Brien on the use of the Digicel brand name outside of its current markets may adversely affect Digicel’s reputation and limit its ability to expand into other regions.”

On February 16, 2007, DPL entered into a trademark license agreement with Digicel Holdings B.V. to use the Digicel brand name in the South Pacific region and grant sublicenses to its subsidiaries. DPL has granted sublicenses to its subsidiaries in its six current operating markets in the South Pacific region and each of these subsidiaries have full right to use the Digicel brand name.

In April 2014, Digicel Holdings B.V. agreed to transfer the Digicel brand for all geographical areas held by it apart from the jurisdictions in which Digicel operates in the South Pacific region to Seedeck Limited, a company controlled by Mr. O’Brien. At the same time, Mr. O’Brien agreed to sell Digicel Holdings B.V. to DPL. The consideration for the sale was a nominal amount. Seedeck Limited has been joined as a party to the 2007 coexistence agreement.

Royalty Agreements

Digicel Caribbean Limited (“DCL”) entered into a royalty payment agreement with Digicel Holdings Panama Ltd. which was effective on April 1, 2015. Digicel Holdings Panama Ltd. is a company organized and existing under the laws of Bermuda, an indirect wholly owned subsidiary of DHCAL and the parent company for Digicel Panama S.A. This agreement granted Digicel Holdings Panama Ltd. a nonexclusive, nontransferable license to use the intellectual property associated with the Digicel brand within Panama. We charged royalties of $1.4 million, $2.6 million and $2.4 million in the six months ended September 30, 2019, fiscal 2019 and fiscal 2018, respectively.

Digicel (Central America) Group Limited Credit Agreement

On December 22, 2008, DCAGL, as borrower, entered into a five-year, $75 million credit agreement (the “DCAGL Credit Agreement”) with DGL3 as the lender and administrative agent. This agreement was subsequently amended on a number of occasions and, effective August 24, 2018, the commitment under the DCAGL Credit Agreement is $580 million. The loans under the DCAGL Credit Agreement are repayable in full on a sale by DCAGL of all or substantially all of its assets. The DCAGL Credit Agreement was amended with Digicel Group One Limited as the lender and administrative agent thereunder and Digicel Group One Limited’s receivable under the DCAGL Credit Agreement will be pledged as collateral for the benefit of the New DGL1 2022 Notes in connection with the DGL3 Exchange Offers.

Up to and including March 31, 2011, interest on the loans under the DCAGL Credit Agreement accrues at the rate of 12.00% if paid in cash (“cash interest”) and 13.00% if paid by increasing the outstanding principal amount of the loans by the amount of interest accrued (“PIK interest”). DCAGL had the option to elect to pay interest on the loans entirely in cash interest, entirely in PIK interest or 50% in cash interest and 50% in PIK interest. DCAGL was also obligated to pay an annual commitment fee of 0.50% on the available undrawn commitment under the DCAGL Credit Agreement. Since April 1, 2011, no interest has been charged on the loans under the DCAGL Credit Agreement.

In November 2011, DHCAL completed the sale of its Honduras operations to America Movil and DHCAL currently does not have any other operations other than its business in Panama. The proceeds received from the sale of the Honduras business were used to repay its project finance debt facilities and certain loans between DHCAL and the Company. The remaining activities of DHCAL relate solely to its interest in Digicel Panama.

In the period from April 1, 2012 to September 30, 2019, DGL3 provided additional loans of $583.0 million to DHCAL and the balance owed by DHCAL and its subsidiaries to DGL3 as of September 30, 2019 was $590.3 million. DGL3 has provided additional loans to DHCAL with a view to facilitating the continued development of Digicel Panama’s business and DGL3 believes that providing these additional loans will ultimately result in a greater recovery for Digicel on its total loans to DHCAL than the alternative option of not providing it with additional funding.

DCAGL and its subsidiaries are subject to customary affirmative and negative covenants under the DCAGL credit agreement, including restrictions on debt, liens, acquisitions, guarantees, dividends and intercompany transactions.

DCAHL is a subsidiary of DHCAL, which is accounted for as an associate using the equity method of accounting under IFRS, as issued by the IASB. Digicel’s equity investment in DHCAL was written off in full in 2011. Effective January 1, 2014, it reassessed the accounting treatment of its loans under the DCAGL Credit Agreement and it determined that its loans under the DCAGL Credit Agreement form part of its net investment in DHCAL.

As of September 30, 2019, Digicel has recognized impairment charges totaling $450.3 million ($182.5 million, $39.0 million, $58.0 million, $49.0 million and $55.1 million in the years ended March 31, 2013, 2014, 2015, 2016 and 2019, respectively, as well as a $26.0 million impairment in the six months ended September 30, 2019 and a further $40.7 million as an adjustment to the balance as of March 31, 2018 as a result of in application of IFRS 9 with no impairment charges recognized in the years ended March 31, 2017 or 2018) and Digicel has recorded $104.1 million as our share of losses against the carrying value of the loans and the carrying value of its investment (including our loans) for accounting purposes was $35.9 million.

DHCAL Acquisition and Investors Agreement

On April 1, 2009, Digicel, through its subsidiary Digicel (Central America) Limited, acquired 38.1% of DHCAL by making an investment in new DHCAL common shares and purchasing outstanding common shares of DHCAL from Mr. O’Brien and other existing shareholders of DHCAL. Digicel (CA) Limited and DHCAL’s other shareholders entered into an investors’ agreement. The investors’ agreement provides that any person acquiring shares of DHCAL common stock who is required by the investors’ agreement or by any other agreement to become a party to the investors’ agreement will execute an agreement to be bound by the investors’ agreement.

The agreement provides for customary tag-along and drag-along rights, and provides Digicel (CA) Limited with certain pre-emptive rights. In addition, the investors’ agreement provides that Digicel (CA) Limited has the right to appoint two of the members of Digicel Central America Holdings Limited’s (“DCAHL”) board of directors.

On October 1, 2009, Digicel (CA) Limited, purchased an additional 801,288 common shares of Digicel Holdings (Central America) Limited, at a cost of $13.4 million. As of September 30, 2019, on a fully diluted basis, Digicel (CA) Limited held a 42.52% equity interest in DHCAL and DGL3 owns a warrant (see below) that brings Digicel’s ownership (including its ownership through Digicel (CA) Limited of DHCAL) to 44.97%.

On December 22, 2008, DCAGL, a subsidiary of DHCAL, entered into a five-year $75 million credit agreement with DGL3 as the lender. In connection with this credit agreement, DGL3 was granted a warrant to purchase 628,714 shares of DHCAL’s common stock before December 31, 2015 at an exercise price of $0.01 per share. The exercise date of the warrants has been extended to December 31, 2022.

Other Related Party Transactions

Digicel has engaged Actavo Group Limited and its subsidiaries (“Actavo”) to install a fiber optic network and to maintain other network facilities operated by them. Actavo is affiliated with Mr. O’Brien. The contract with Actavo is on “a cost plus basis.” Digicel were charged $6.4 million, $16.1 million, $18.9 million and $41.7 million in the six months ended September 30, 2019, fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

Digicel has entered into an agreement with Island Capital Management Services Limited pursuant to which it provides it with office space, printing and telecommunication services. These services were previously provided by Communicorp Group Limited. Both Island Capital and Communicorp are affiliated with Mr. O’Brien. Digicel pays a service fee of €20,000 per month, which is subject to change annually based upon changes in Island Capital’s underlying costs. This agreement is entered into on a yearly basis and is automatically renewed unless terminated by one of the parties in accordance with the terms of this agreement. Digicel was charged fees of $0.1 million, $0.3 million, $0.3 million and $0.5 million in the six months ended September 30, 2019, fiscal 2019, fiscal 2018 and fiscal 2017, respectively, by Island Capital / Communicorp in respect of this agreement.

In addition, Digicel paid $0.2 million, $0.7 million, $0.7 million and $1.3 million in the six months ended September 30, 2019, fiscal 2019, fiscal 2018 and fiscal 2017, respectively, to Communicorp and Island Capital for expenses paid by these two companies on our behalf. Reimbursed expenses include legal and professional fees, travel and accommodation costs.

Digicel previously retained ICAN Limited (a subsidiary of Communicorp) to develop and build a number of intranet and Internet sites Digicel has for which it paid $0.1 million in fiscal 2017. This entity no longer trades and no fees were paid in the six months ended September 30, 2019, fiscal 2019 or in fiscal 2018.

Digical has entered into a passenger services agreement with AC Executive Aviation Services Limited, which operates an airplane owned by a company controlled by Mr. O’Brien, whereby it has agreed to purchase on a monthly basis an agreed number of flight hours. AC Executive Aviation Services Limited is controlled by Mr. O’Brien. Rental charges were paid to this company of $4.5 million, $10.0 million, $6.8 million and $7.0 million in the six months ended September 30, 2019, fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

In April 2016, the Group, through its subsidiary, Digicel (Jamaica) Limited, entered into a sale and leaseback arrangement of the Group’s headquarter offices in Kingston, Jamaica with Omnut Property Holdings (Jamaica 1) Limited, a company affiliated with Mr. O’Brien. Consideration for the sale amounted to $49.8 million net of disposal costs with an estimated gain on disposal of $11.8 million. The lease arrangement is for a period of 20 years with initial rental charges of $3.9 million per annum fixed for the first five years.

A minority investor in our subsidiary, Cricket Sporting Investments Limited (the parent company of the CPL), is an affiliate of Denis O’Brien.

Principal Shareholders

The following table sets forth certain information known to Digicel as of September 30, 2019 with respect to beneficial ownership of its common shares by: (i) its Chairman, Denis O’Brien; (ii) directors other than Mr. O’Brien, and (iii) other option holders.

Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. The holders listed below have the same voting rights as the holders of our common shares. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person or group of persons has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons has the right to acquire within 60 days after such date (including shares which may be acquired upon exercise of vested portions of stock options) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Identity of Person or Group	Percent of Common Shares Owned	Percent of Common Shares Owned on a Fully Diluted Basis
Denis O’Brien and Family	99.94%	99.94%
Other Directors(1)	0.06%	0.06%
Other Option Holders(1)	0%	0%

(1)	There are currently no options outstanding.

Group Structure(1)

The chart below depicts Digicel Group 0.5 Limited’s simplified corporate structure after giving effect to the Reorganization Transactions, the Founder Equity Contribution, the DL Tender Offers, assuming the conditions set forth in such DL Tender Offers are satisfied, and the Tender Offers, assuming the Minimum Participation Conditions and Consent Conditions are satisfied prior to the Early Settlement Date. This chart is for illustrative purposes only and does not represent all legal entities that are direct and indirect subsidiaries of Digicel Group 0.5 Limited.

(1)	The chart above depicts DGL0.5’s pro forma simplified corporate structure as of September 30, 2019 after giving effect to the Reorganization Transactions and assuming 100% participation in the Tender Offers and DL Tender Offers, in each case, prior to the applicable early tender date, the Consent Conditions are satisfied and the Founder Equity Contribution has occurred.

(2)	Represents DGL0.5’s consolidated ownership on a fully diluted basis including shares held through DL.

(3)	Does not show minority interests in Caribbean operations or Pacific operations.

(4)	Digicel Pacific Limited will guarantee the New DGL0.5 Secured Notes.

Description of Other Indebtedness

The following is a brief discussion of Digicel’s indebtedness.

Digicel Group Limited Senior Notes

DGL3 2020 Notes

In September 2012, Digicel Group Limited issued and sold $1.5 billion in aggregate principal amount of 8.25% Senior Notes due September 30, 2020, and in December 2013, Digicel Group Limited issued and sold an additional $500 million in aggregate principal amount of 8.25% Senior Notes due September 30, 2020 (collectively, the “DGL3 2020 Notes”).

On January 14, 2019, Digicel Group Limited, Digicel Group One Limited and Digicel Group Two Limited (i) completed three exchange offers (the “DGL3 Exchange Offers”), in which (a) $1,937.1 million aggregate principal amount of DGL3’s outstanding 8.250% Senior Notes due 2020 were exchanged for $1,000.0 million aggregate principal amount of the Existing DGL1 Notes and $937.1 million aggregate principal amount of the Existing DGL2 2022 Notes and (b) $979.0 million aggregate principal amount of DGL3’s outstanding 7.125% Senior Notes due 2022 were exchanged for $979.0 million aggregate principal amount of the Existing DGL2 2024 Notes, and (ii) solicited and obtained consents (the “DGL3 Consent Solicitations”) from holders of its outstanding 8.250% Senior Notes due 2020 and its outstanding 7.125% Senior Notes due 2022 to adopt certain amendments to the indentures under which such notes were issued, which amendments eliminated substantially all of the restrictive covenants and events of default contained in such indentures. The purpose of the DGL3 Exchange Offers was to extend the maturity date of certain of DGL3’s near-term maturities.

Interest is payable in cash on each March 30 and September 30. DGL3 may redeem all of a portion of the DGL3 2020 Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the DGL3 2020 Notes.

In connection with the DGL3 Consent Solicitations, substantially all of the restrictive covenants and events of default contained in the indenture governing the DGL3 2020 Notes were eliminated.

As of September 30, 2019, following the DGL3 Exchange Offers, $62.9 million in aggregate principal amount of the DGL3 2020 Notes was outstanding.

DGL3 is expected to be placed into liquidation in the event that the DGL1 Scheme is consummated.

DGL3 2022 Notes

On April 2, 2014, Digicel Group Limited issued $1.0 billion in aggregate principal amount of 7.125% Senior Notes due April 1, 2022 (the “DGL3 2022 Notes”). As of September 30, 2019, following the DGL3 Exchange Offers, $21.0 million in aggregate principal amount of the DGL3 2022 Notes was outstanding.

Interest is payable in cash on each April 1 and October 1. DGL3 may redeem all or a portion of the DGL3 2022 Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the DGL3 2022 Notes.

In connection with the DGL3 Consent Solicitations, substantially all of the restrictive covenants and events of default contained in the indenture governing the DGL3 2022 Notes were eliminated.

DGL3 is expected to be placed into liquidation in the event that the DGL1 Scheme is consummated.

Digicel Group Two Limited Senior Notes

Existing DGL2 2022 Notes

In connection with the DGL3 Exchange Offers, on January 14, 2019, DGL2 issued $937.1 million in aggregate principal amount of the Existing DGL2 2022 Notes.

Interest is payable in cash on each March 30 and September 30, commencing March 30, 2019. On or after September 30, 2020, DGL2 may redeem all or some of the Existing DGL2 2022 Notes plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DGL2 2022 Notes.

The indenture governing the Existing DGL2 2022 Notes restricts DGL2’s ability and that of its restricted subsidiaries to:

·	incur additional indebtedness;

·	make certain payments, including dividends or other distributions or prepayments of subordinated debt;

·	make certain investments or sell assets;

·	create certain liens;

·	provide guarantees for certain debt;

·	enter into restrictions on the payment of dividends and other amounts by subsidiaries;

·	engage in certain transactions with affiliates;

·	consolidate, amalgamate, merge or transfer all or substantially all of DGL2’s assets; and

·	enter into other lines of business.

However, these limitations are subject to a variety of exceptions and qualifications.

The Existing DGL2 2022 Notes are subject to the Tender Offers and Consent Solicitations. See “Description of the Tender Offers, Solicitation and Schemes.”

DGL2 is expected to be placed into liquidation in the event that the DGL1 Scheme is consummated and no DGL2 Scheme is consummated.

Existing DGL2 2024 Notes

In connection with the DGL3 Exchange Offers, on January 14, 2019, DGL2 issued $979.0 million in aggregate principal amount of the Existing DGL2 2024 Notes.

Interest is payable in cash on each April 1 and October 1, commencing April 1, 2019, at a rate of 7.125% per annum in cash and 2.000% per annum in kind.

The indenture governing the Existing DGL2 2024 Notes restricts DGL2’s ability and that of its restricted subsidiaries to:

·	incur additional indebtedness;

·	make certain payments, including dividends or other distributions or prepayments of subordinated debt;

·	make certain investments or sell assets;

·	create certain liens;

·	provide guarantees for certain debt;

·	enter into restrictions on the payment of dividends and other amounts by subsidiaries;

·	engage in certain transactions with affiliates;

·	consolidate, amalgamate, merge or transfer all or substantially all of DGL2’s assets; and

·	enter into other lines of business.

However, these limitations are subject to a variety of exceptions and qualifications.

The Existing DGL2 2024 Notes are subject to the Tender Offers and Consent Solicitations. See “Description of the Tender Offers, Solicitation and Schemes.”

DGL2 is expected to be placed into liquidation in the event that the DGL1 Scheme is consummated and no DGL2 Scheme is consummated.

Digicel Group One Limited Senior Secured Notes

Existing DGL1 Notes

In connection with the DGL3 Exchange Offers, on January 14, 2019, DGL1 issued $1.0 billion in aggregate principal amount of the Existing DGL1 Notes.

Interest is payable in cash on each March 30 and September 30, commencing on March 30, 2019. On or after September 30, 2020, DGL1 may redeem all or some of the Existing DGL1 Notes plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the Existing DGL1 Notes.

The indenture governing the Existing DGL1 Notes restricts DGL1’s ability and that of its restricted subsidiaries to:

·	incur additional indebtedness;

·	make certain payments, including dividends or other distributions or prepayments of subordinated debt;

·	make certain investments or sell assets;

·	create certain liens;

·	provide guarantees for certain debt;

·	enter into restrictions on the payment of dividends and other amounts by subsidiaries;

·	engage in certain transactions with affiliates;

·	consolidate, amalgamate, merge or transfer all or substantially all of DGL2’s assets; and

·	enter into other lines of business.

However, these limitations are subject to a variety of exceptions and qualifications.

The Existing DGL1 Notes are secured by first priority liens on certain of DGL1’s assets. The Existing DGL1 Notes are subject to the Tender Offers and Consent Solicitations. See “Description of the Tender Offers, Solicitation and Schemes.”

Digicel Limited Senior Notes

DL 2021 Notes

On March 5, 2013, Digicel Limited issued $1.0 billion in aggregate principal amount of 6.00% Senior Notes due 2021, and on March 22, 2013, Digicel Limited issued an additional $300 million in aggregate principal amount of 6.00% Senior Notes due 2021 (collectively, the “DL 2021 Notes”).

Interest on the DL 2021 Notes accrues at the rate of 6.00% per annum and is payable semi-annually in arrears on April 15 and October 15 of each year. The DL 2021 Notes will mature on April 15, 2021. The DL 2021 Notes are Digicel Limited’s general unsecured unsubordinated obligations and rank equal in right of payment with all of Digicel Limited’s existing and future unsecured unsubordinated obligations. As of September 30, 2019, $1.3 billion in aggregate principal amount was outstanding.

On or after April 15, 2016, Digicel Limited may redeem all or a portion of the DL 2021 Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the DL 2021 Notes. If certain change of control events occur, holders of the DL 2021 Notes have the right to require Digicel Limited to repurchase the DL 2021 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the DL 2021 Notes, among other things, restricts Digicel Limited’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale-leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

The DL 2021 Notes are guaranteed on a subordinated basis by certain of Digicel Limited’s direct and indirect wholly owned subsidiaries.

The DL 2021 Notes are subject to the DL Tender Offers. See “Summary—Recent Developments” for a description of the DL Tender Offers.

DL 2023 Notes

On March 3, 2015, Digicel Limited issued $925 million in aggregate principal amount of 6.750% Senior Notes due 2023, (the “DL 2023 Notes”). Interest on the DL 2023 Notes accrues at the rate of 6.750% per annum and is payable semi-annually in arrears on March 1 and September 1 of each year. The DL 2023 Notes will mature on March 1, 2023. The DL 2023 Notes are Digicel Limited’s general unsecured unsubordinated obligations and rank equal in right of payment with all of Existing Limited’s existing and future unsecured unsubordinated obligations. As of September 30, 2019, $925 million in aggregate principal amount was outstanding.

Digicel Limited may redeem all or a portion of the DL 2023 Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the DL 2023 Notes. If certain change of control events occur, holders of the DL 2023 Notes have the right to require Digicel Limited to repurchase the DL 2023 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the DL 2023 Notes, among other things, restricts Digicel Limited’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale-leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

The DL 2023 Notes are guaranteed on a subordinated basis by certain of Digicel Limited’s direct and indirect wholly owned subsidiaries.

The DL 2023 Notes are subject to the DL Tender Offers. See “Summary—Recent Developments” for a description of the DL Tender Offers.

New DL Notes

The New DL Notes are being offered as part of the DL Tender Offers. See “Summary—Recent Developments” for a description of the DL Tender Offers.

Digicel International Finance Limited Senior Notes

DIFL Secured Notes

On March 15, 2019, DIFL and Digicel Holdings (Bermuda) Limited (collectively, the “DIFL Issuers”) issued $600 million in aggregate principal amount of 8.750% Senior Secured Notes due 2024 (the “DIFL Secured Notes”),

guaranteed on a senior secured basis by each of DIFL’s subsidiaries that is an obligor or guarantor under the DIFL Facility (as defined below) (the “DIFL Guarantors”).

Interest on the DIFL Secured Notes accrues at a rate of 8.750% per annum and is payable semi-annually in arrears in May 15 and November 15 of each year. The DIFL Secured Notes will mature on May 25, 2024. The DIFL Secured Notes are general secured obligations of the DIFL Issuers and the DIFL Guarantors, secured by a first priority lien on the assets of the DIFL Issuers and the DIFL Guarantors (the “DIFL Collateral”). The DIFL Secured Notes are effectively senior to all existing and future indebtedness of the DIFL Issuers and the DIFL Guarantors that is unsecured or secured by junior liens, in each case to the extent of the value of the DIFL Collateral. As of September 30, 2019, $600 million in aggregate principal amount of the DIFL Secured Notes was outstanding.

The DIFL Issuers may redeem all or a portion of the DIFL Secured Notes, plus accrued and unpaid interest, if any, to the redemption date, at the prices set forth in the DIFL Secured Notes. If certain change of control events occur, holders of the DIFL Secured Notes have the right to require the DIFL Issuers to repurchase the DIFL Secured Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, and any other amounts.

The indenture governing the DIFL Secured Notes, among other things, restricts DIFL’s ability and the ability of certain of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make investments or certain other restricted payments, create liens, engage in sale leaseback transactions, guarantee debt and engage in amalgamations, mergers, consolidations and certain sales or leases of its properties and assets.

Additional DIFL Secured Notes are being offered as part of the DL Tender Offers. See “Summary—Recent Developments” for a description of the DL Tender Offers.

DIFL Unsecured Notes

The New DIFL Unsecured Notes are being offered as part of the DL Tender Offers. See “Summary—Recent Developments” for a description of the DL Tender Offers.

DIFL Subordinated Notes

The New DIFL Subordinated Notes are being offered as part of the DL Tender Offers. See “Summary—Recent Developments” for a description of the DL Tender Offers.

Digicel International Finance Limited Senior Facilities

DIFL Facility

On May 25, 2017, DIFL entered into a senior secured term loan facility (the “DIFL Facility”) comprising:

·	$236.3 million of Term A loans denominated in U.S. dollars and €33.2 million of Term A loans denominated in euros;

·	$955.0 million of Term B loans denominated in U.S. dollars; and

·	$100.0 million of Revolving Credit Loans (“Revolving Credit Loans”) denominated in U.S. dollars (the “Revolving DIFL Facility”).

The Term A and Term B loan facilities were drawn in full on May 25, 2017 and the net proceeds were applied on closing to prepay in full the principal and accrued interest on the following facilities:

·	the senior secured facilities of DIFL outstanding at that time (approximately $836.0 million as of March 31, 2017);

·	by way of the application of certain distributions to the DIFL Parent Entities, DL’s $250 million of 7.000% Notes due 2020; and

·	Digicel Pacific Limited’s $80 million senior secured loan.

The remaining net proceeds were used for general corporate purposes.

On January 29, 2018, DIFL entered into an amendment to the DIFL Facility to increase the principal amount of the Term B loans thereunder by $100.0 million to approximately $1,052.6 million and to reduce the interest rate margin on all of the Term B loans as described below. The net proceeds of the new Term B loans, which have terms and provisions identical to those applicable to the initial Term B loans incurred under the DIFL Facility, were used to repay Revolving Credit Loans outstanding under the DIFL Facility. During March and April 2018, those Revolving Credit Loans were borrowed in full.

On February 26, 2019, DIFL (i) entered into an amendment to the DIFL Facility to increase the maximum total debt to Adjusted EBITDA financial maintenance ratio from 4.5x to 5.0x and (ii) used the net proceeds to repay all amounts drawn under the Revolving DIFL Facility, to repay all of its Term A loans and to pay related fees and expenses.

For all term loans denominated in U.S. dollars, DIFL can elect to use either LIBOR or an Alternate Base Rate (“ABR”) as the base rate. The ABR is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Term B loans, 2.00%.

The Term B loans initially had an interest rate, depending on the election, equal to ABR plus a margin of 2.75% or LIBOR (with a LIBOR floor of 1.00%) plus a margin of 3.75%. After giving effect to the January 29, 2018 amendment described above, the interest rate margin on all of the Term B loans was reduced from, in the case of ABR loans, 2.75% per annum to 2.25% per annum and in the case of LIBOR loans, 3.75% per annum (with a LIBOR floor of 1.0%) to 3.25% per annum (with a LIBOR floor of 0.0%). The Term B loans have a tenor of seven years and are repayable with equal quarterly installments of 0.25% commencing on March 30, 2018 with the balance due in full on May 25, 2024.

The Revolving Credit Loans have an interest rate, depending on the election, equal to ABR plus a margin of 2.50% or LIBOR plus a margin of 3.50%. They have a tenor of three years and can be drawn and repaid by DIFL as required during that period.

The DIFL Facility is secured by guarantees from and security over the shares and assets of DIFL and its subsidiaries whose aggregate EBITDA and assets (in each case calculated in accordance with the First Lien Credit Agreement) represent not less than 75% of DIFL’s consolidated EBITDA and not less than 85% of DIFL’s total assets.

DIFL is subject to customary affirmative and negative covenants under the DIFL Facility, including restrictions on investments, debt, liens, acquisitions and restricted payments, and financial maintenance covenants, consisting of a maximum total debt to EBITDA ratio and a maximum senior secured debt to EBITDA ratio. Under the total debt to EBITDA ratio, the ratio of total debt to EBITDA (for the four most recent fiscal quarters) cannot exceed 5.0 to 1.0. The ratio of total senior secured debt to EBITDA cannot exceed 3.0 to 1.0. The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, among other things, permit distributions to fund debt service on the notes issued by DGL3 and DL so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

The DIFL Facility documentation also includes customary yield protection and indemnification provisions.

Subject to customary exceptions, DIFL is required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt. DIFL may, at its discretion, prepay amounts owed under the DIFL Facility, subject to funding breakage costs and minimum prepayment thresholds.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

As of September 30, 2019, $1,034.2 million in aggregate principal amount was outstanding under the DIFL Facility.

Other Senior Secured Facilities

Digicel (Trinidad and Tobago) Limited

On September 3, 2018, Digicel (Trinidad and Tobago) Limited entered into a €5.0 million credit facility with FirstCaribbean International Bank (Trinidad and Tobago) Limited. The loan has a tenor of two years and is repayable in 24 equal monthly installments with the last installment due in September 2020. The interest rate is EURIBOR plus a margin of 3.00% per annum. The facility is secured by a charge over Trinidad and Tobago dollars in an amount equal to 110% of the outstanding principal amount of the applicable drawdown. As of September 30, 2019, $2.7 million was outstanding under the facility.

On July 12, 2019, Digicel (Trinidad and Tobago) Limited entered into a $5.0 million credit facility with RBC Royal Bank (Trinidad and Tobago) Limited. The loan has a tenor of three years and is repayable in 36 equal monthly installments with the last installment due in June 2022. The interest rate is the Royal Bank US Prime Rate minus a margin of 1.00% per annum (4.50% in aggregate). The facility is secured by a charge over Trinidad and Tobago dollars in an amount equal to 110% of the outstanding principal amount of the applicable drawdown. As of September 30, 2019, $4.6 million was outstanding under the facility.

Other

Certain of DIFL’s subsidiaries have other senior secured facilities. These facilities were in place in entities acquired by Digicel including IDOM Technologies. The amount outstanding under these facilities as of September 30, 2019 was $2.5 million. These facilities are denominated in euro, have interest rates ranging from 2.83% to 3.30% and mature at various stages up to January 2025.

Digicel Pacific Secured Credit Facilities

Digicel (PNG) Limited

On July 27, 2016, Digicel (PNG) Limited (“Digicel PNG”) a wholly owned indirect subsidiary of Digicel Pacific Limited, entered into a $70.0 million loan facility with Bank of South Pacific Limited to refinance existing debt and for general corporate purposes. The loan had a tenor of three years and was repayable in full on the maturity date. The interest rate was Bank of South Pacific Limited’s U.S. Indicator Lending Rate plus a margin of 2.75% per annum. The facility was secured by a first priority lien on the assets of Digicel (PNG) Limited.

In March 2017, Digicel PNG entered into a $25.0 million loan facility with Bank of South Pacific Limited to acquire another subsidiary of Digicel Pacific Limited. The loan had a tenor of three years and was repayable in full on the maturity date. The interest rate was Bank of South Pacific Limited’s U.S. Indicator Lending Rate plus a margin of 2.75% per annum. The facility was secured by a charge over cash deposits of a similar amount.

On June 18, 2019, Digicel PNG refinanced both of the above facilities with a $95.0 million facility (the “Digicel PNG Facility”) from Bank of South Pacific Limited to be repaid over five years with quarterly repayments of $2.5 million for the first two years and quarterly repayments of $6.25 million for the remainder of the term. The interest rate is Bank of South Pacific Limited’s U.S. Indicator Lending Rate plus a margin of 2.75% per annum for the first year, to be reduced by 0.20% each year to 1.95% for the final year of the facility. The facility is secured by a first priority lien on the assets of Digicel PNG. As of September 30, 2019, $92.5 million was outstanding under the Digicel PNG Facility.

Turgeau Developments S.A.

On June 11, 2014, TDSA, a company (“société anonyme”) organized under the laws of Haiti and a wholly owned subsidiary of Digicel Limited, entered into a $26.5 million loan facility with the IFC to finance the construction, equipping and operation of a 175-room hotel located adjacent to the site of our corporate offices in Port-au-Prince, Haiti. The hotel will be operated by Marriott International. The loan amortizes in installments commencing June 30, 2016 through June 30, 2027 and is subject to prepayment pursuant to an excess cash flow sweep. The interest rate is LIBOR plus a margin of 5.1% per annum subject to the borrower’s right to fix the interest rate based on all or a portion of the loans at the swap equivalent fixed rate plus a margin of 5.1% per annum.

As of September 30, 2019, approximately $18.4 million was outstanding under the facility.

The facility is secured by a first priority lien on all of the assets and shares of TDSA. Pursuant to the Project Funds and Share Retention Agreement (the “PFSRA”), dated as of June 21, 2013, among TDSA, DGL2, Mr. Denis O’Brien, DIFL and Turgeau Holdings Limited, a company organized and existing under the laws of St. Lucia, and the International Finance Corporation (“IFC”), DGL2 is obligated, in certain circumstances, to provide up to a maximum of $6.0 million as additional equity to or subordinated debt of TDSA. Pursuant to the terms of the 2019 Reorganization, Digicel Limited assumed DGL2’s obligation under the PFSRA. In addition, DIFL has agreed to make funds available to Digicel Limited for this purpose if required.

TDSA is subject to customary affirmative and negative covenants under the facility, and customary financial and performance covenants. TDSA is an unrestricted subsidiary of Digicel Limited.

Operational Financing

Our operational financing is funded from its cash flows. Most of the cell sites across all of Digicel’s markets are subject to operating leases, with contract lengths greater than five years in most cases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

Description of the Tender Offers, Solicitations and Schemes

References to “we” in the following section refer to Digicel Group Two Limited, Digicel Group One Limited or Digicel Group 0.5 Limited, as the context requires.

The Tender Offers and Scheme

We are offering (i) Eligible Holders of Existing DGL2 2022 Notes the opportunity to exchange any and all of their Existing DGL2 2022 Notes for Convertible Notes and New DGL0.5 Unsecured Notes, (ii) Eligible Holders of Existing DGL2 2024 Notes the opportunity to exchange any and all of their Existing DGL2 2024 Notes for Convertible Notes and New DGL0.5 Unsecured Notes and (iii) Eligible Holders of Existing DGL1 Notes the opportunity to exchange any and all of their Existing DGL1 Notes for New DGL0.5 Secured Notes, upon the terms and subject to the conditions set forth in this offering memorandum and the related letter of transmittal. Eligible Holders of Existing Notes will be eligible to receive the applicable Total Tender Consideration set forth under “—Total Tender Consideration” below for Existing Notes validly tendered at or before the applicable Early Tender Date and not validly withdrawn at or before the applicable Withdrawal Deadline. For Existing Notes validly tendered after the applicable Early Tender Date and at or before the applicable Expiration Date, Eligible Holders of such Existing Notes will be eligible to receive the applicable Tender Consideration set forth under “—Tender Consideration” below. The Total Tender Consideration includes an Early Tender Premium in an amount set forth under “—Early Tender Premium” below.

Existing Notes may be tendered and consents may be delivered only in principal amounts equal to minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. No alternative, conditional irregular or contingent tenders will be accepted.

The New Notes will only be issued in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof in the Tender Offers. If, pursuant to a Tender Offer, a tendering Eligible Holder would otherwise be entitled to receive a principal amount of New Notes of a series that is not equal to $1.00 or an integral multiple of $1.00 in excess thereof, such principal amount will be rounded down to the nearest $1.00 or integral multiple of $1.00 in excess thereof, and such Eligible Holder will receive pursuant to the applicable Tender Offer this rounded principal amount of New Notes and no additional cash will be paid in lieu of any principal amount of New Notes not received as a result of rounding down. No Eligible Holder may tender less than all of its Existing Notes in a Tender Offer.

Our obligation to accept Existing Notes that are validly tendered is subject to the satisfaction or waiver of the conditions described under “—Conditions to the Tender Offers and Solicitations.”

By tendering the applicable series of Existing Notes, such Eligible Holder will also be deemed to automatically and unconditionally deliver instructions for the Attorney-in-Fact, effective immediately, (a) to act as its true and lawful agent, attorney-in-fact and proxy with respect to the applicable series of Existing Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), among other things, to take all steps necessary and execute all documentation necessary to cause such tendered Existing Notes to be assigned, transferred and exchanged and (b) in such capacity as proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favor of (including, if required, attending a meeting and voting on behalf such tendered Existing Notes) a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda with respect to any series of debt of the Existing Notes Issuers or their subsidiaries, including a Scheme with respect to the principal amount of such Existing Notes, with such Instructions to be automatically delivered to the Tender Agent by the Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee immediately following the tender of such Existing Notes through ATOP using the Nominee Instruction Form. For the avoidance of doubt, in connection with the tender of Existing Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instructions. In order for a tender of Existing Notes to be valid, a corresponding Nominee Instruction Form must be submitted. If we achieve the 75% Condition with respect to a series of Existing Notes, the applicable Existing Notes Issuer reserves the right to promote and vote such Existing Notes in favor of a Scheme with economic terms that are substantially the same or more favorable to Eligible Holders of the applicable Existing Notes than those presented as part of the Tender Offers, as determined by the Attorney-in-Fact in its discretion acting in good faith, rather than consummate the applicable Tender Offer.

If we decide to enter into a Scheme with respect to a series of Existing Notes, we will make an application to the Bermuda court to request an order directing us to convene meetings of the relevant classes of the holders of the applicable Existing Notes to consider and vote upon the Scheme, which is a Bermuda scheme of arrangement pursuant to Section 99 of the Companies Act 1981 of Bermuda, as amended. Pursuant to the Scheme, DGL2 and/or DGL1 would, if the applicable voting thresholds are met at the meeting of the relevant series of holders of the applicable Existing Notes and the Scheme is sanctioned by the Bermuda court, be authorized by the Bermuda court to exchange all outstanding Existing Notes of the applicable series, even Existing Notes of the applicable series of holders who tendered but validly withdrew such Existing Notes and holders who did not tender such Existing Notes as part of the Tender Offers, for applicable New Notes, in each case, pursuant to the Scheme, with economic terms that are substantially the same or more favorable to Eligible Holders than those presented as part of the Tender Offers, as determined by the Attorney-in-Fact in its discretion acting in good faith. However, even if we do enter into the Scheme, we cannot provide any assurance that the Bermuda court will sanction the Scheme or sanction the Scheme upon the terms and conditions we present.

If the applicable Existing Notes Issuer decides to promote a Scheme with respect to a series of Existing Notes, it would not terminate the Tender Offer until the Scheme is consummated.

In the event that the DGL1 Scheme is consummated, the Founder Equity Contribution will be consummated substantially concurrently, and the indirect equity interests of DGL3 and DGL2 in DL will be eliminated. In addition, in the event that the DGL1 Scheme is consummated and no DGL2 Scheme is consummated, DGL2 is expected to be placed into liquidation. If this occurs, Eligible Holders of the Existing DGL2 Notes that do not tender their Existing DGL2 Notes would be entitled to receive interest due on March 30, 2020 or April 1, 2020, as applicable, but may not be able to recover such interest or any additional interest or principal as a result of such liquidation. See “Risk Factors—Risks Relating to the Non-Tendering Holders of the Existing Notes—If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Tender Offers are consummated, you may ultimately find that the Existing Notes Issuers could be unable to repay or refinance such non-tendered Existing Notes.”

The Consent Solicitations

Concurrently with making the Tender Offers, upon the terms and subject to the conditions set forth in this offering memorandum and the related letter of transmittal, we are also soliciting consents from holders of the Existing Notes of each series to amend the applicable Existing Indentures to effect the Proposed Amendments, which would remove substantially all of the covenants, restrictive provisions and events of default, and with respect to the Existing DGL1 Notes Indenture, the collateral and security. The Proposed Amendments are described in more detail under “The Proposed Amendments and Waiver Solicitations.” The consent of the holders of a majority of the aggregate principal amount of the Existing Notes of a series outstanding will be required in order to effectuate the amendments to the relevant Existing Indenture. If the Proposed Amendments are approved with respect to an Existing Indenture and effected, they will be binding on all holders of the Existing Notes of the applicable series, including those who do not deliver their consent to the Proposed Amendments and do not tender their Existing Notes of such series in the relevant Tender Offer.

If for any reason a Tender Offer is not completed with respect to a series of Existing Notes and the applicable Scheme is not consummated with respect to such series of Existing Notes, the Proposed Amendments to the applicable Existing Indenture will cease to be effective with respect to such Existing Notes, and such Existing Notes will be subject to the same terms and conditions as existed before the Tender Offer was made. Eligible Holders may not deliver a consent in a Consent Solicitation without tendering Existing Notes of the applicable series in a Tender Offer. If an Eligible Holder tenders Existing Notes of a series in a Tender Offer, such Eligible Holder will be deemed to deliver its consent, with respect to the principal amount of such tendered Existing Notes, to the Proposed Amendments with respect to such series.

Tendered Existing Notes of a series may be withdrawn and consents may be revoked before the Withdrawal Deadline, but Existing Notes of such series may not be withdrawn and consents may not be revoked at or after the Withdrawal Deadline, even if we otherwise extend the applicable Tender Offer and Consent Solicitation beyond the Expiration Date, except in certain limited circumstances where additional withdrawal rights are required by law. Consents given in connection with the tender of any Existing Notes cannot be revoked without withdrawing such Existing Notes, and tendered Existing Notes cannot be withdrawn without also revoking the consent related to such Existing Notes. Satisfaction of the Consent Condition in respect of a series of Existing Notes in advance of the Withdrawal Deadline of the applicable Tender Offer will not result in any change in the terms of such Tender Offer, and Eligible Holders will continue to be able to withdraw their Existing Notes and thereby revoke their consents until the Withdrawal Deadline.

The Proposed Amendments constitute a single proposal with respect to each Existing Indenture and a consenting and tendering holder of Existing Notes of a series must consent to the adoption of the Proposed Amendments with respect to such series in their entirety and may not consent selectively with respect to any Proposed Amendments.

Waiver Solicitations and Consents to the Proposed Event of Default Amendment

We are also soliciting (i) waivers in respect of any default or event of default as defined in Section 6.01 of each Existing Indenture that might occur as a result of (I) an Existing Notes Issuer electing to pursue a Scheme with respect to any series of Existing Notes or (II) Digicel Limited electing to pursue to any DL Scheme, (ii) waivers in respect of the obligation to furnish financial statements under Section 4.21 of each Existing Indenture for a period of 90 days following the applicable deadlines set forth therein, (iii) waivers in respect of (I) the right to receive interest due (a) in the case of the Existing DGL1 Notes and Existing DGL2 2022 Notes, on March 30, 2020, and (b) in the case of the Existing DGL2 2024 Notes, on April 1, 2020, and (II) any claim that may be brought by such consenting Eligible Holder pursuant to the relevant Existing Indenture in respect of such unpaid interest and (iv) consents from Eligible Holders of the Existing Notes to effect the Proposed Event of Default Amendment to the Existing Indentures.

If an Eligible Holder tenders Existing Notes of any series in a Tender Offer, such Eligible Holder will be deemed to deliver its Waivers and consents to the Proposed Event of Default Amendment. Such Solicitations may only be withdrawn if the Eligible Holder validly withdraws its Existing Notes prior to the earlier of (i) the Withdrawal Deadline and (ii) the effectiveness of such Waivers and the Proposed Event of Default Amendment, but Existing Notes of such series may not be withdrawn and the Waivers and Proposed Event of Default Amendment may not be revoked at or after the Withdrawal Deadline, even if we otherwise extend the Waiver Solicitation and Proposed Event of Default Amendment Solicitation beyond the Expiration Date, except in certain limited circumstances where additional withdrawal rights are required by law. Solicitations given in connection with the tender of any Existing Notes cannot be revoked without withdrawing such Existing Notes, and tendered Existing Notes cannot be withdrawn without also revoking the Waivers related to such Existing Notes. Waivers and the Proposed Event of Default Amendment will become effective, with respect to an Existing Indenture, upon the receipt of Waivers and consents to the Proposed Event of Default Amendment from Eligible Holders holding the majority of the outstanding aggregate principal amount of the applicable series of Existing Notes, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes. If an Eligible Holder tenders Existing Notes of any series in a Tender Offer, such Eligible Holder will be deemed to deliver its Solicitations with respect to the principal amount of such tendered Existing Notes, provided that the Reports Waiver, Interest Payment Waiver and Proposed Event of Default Amendment will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to such Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect such Existing Notes.

In the event that the DGL1 Scheme is consummated and no DGL2 Scheme is consummated, DGL2 is expected to be placed into liquidation. If this occurs, Eligible Holders of the Existing DGL2 Notes that do not tender their Existing DGL2 Notes would be entitled to receive interest due on March 30, 2020 or April 1, 2020, as applicable, but may not be able to recover such interest or any additional interest or principal as a result of such liquidation. See “Risk Factors—Risks Relating to the Non-Tendering Holders of the Existing Notes—If you are an Eligible Holder of Existing Notes and you do not tender your Existing Notes and the Tender Offers are consummated, you may ultimately find that the Existing Notes Issuers could be unable to repay or refinance such non-tendered Existing Notes.”

No Partial Tenders

In order to tender Existing Notes pursuant to a Tender Offer, Eligible Holders will be required, at the time of such tender, to certify to us that, (i) in the case of a DGL2 Tender Offer, they (A) have validly tendered and not validly withdrawn any and all Existing DGL2 Notes and Existing DL Notes beneficially owned by them pursuant to the DGL2 Tender Offers and the DL Tender Offers, respectively, and (B) will not validly withdraw any such tender of any Existing DGL2 Notes and Existing DL Notes unless they validly withdraw their tender of all Existing DGL2 Notes beneficially owned by them, (ii) in the case of the DGL1 Tender Offer, they (A) have validly tendered and not validly withdrawn any and all Existing DGL1 Notes beneficially owned by them pursuant to the DGL1 Tender Offer and (B) will not validly withdraw any such tender of any Existing DGL1 Notes unless they validly withdraw their tender of all Existing DGL1 Notes, and (iii) they shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the applicable Tender Offer or Scheme. To validly tender Existing Notes, such Existing Notes must be actually transferred (a) by delivering certificates representing such Existing Notes to the Tender Agent or (b) electronically, pursuant to the procedures for book-entry transfer described herein via DTC. Delivery of a claim or liability letter with respect to any Existing Notes that has been issued to another person will not qualify as a valid tender of such Existing Notes. Any tender of Existing Notes that does not comply with these provisions could result in the rejection of all tenders of all Existing Notes tendered by such Eligible Holder pursuant to the Tender Offers. We reserve the absolute right to waive any defects or irregularities with respect to any such attestation or tender, subject to applicable law. For further details, see “—Certification of Participation in the Tender Offers.”

Early Tender Premium

For each $1,000 principal amount of Existing Notes of a series validly tendered at or before the applicable Early Tender Date and not validly withdrawn at or before the applicable Withdrawal Deadline, Eligible Holders of such Existing Notes will be eligible to receive the applicable Total Tender Consideration set out in the table below, which includes the Early Tender Premium. For each $1,000 principal amount of Existing Notes of a series validly tendered after the applicable Early Tender Date and at or before the applicable Expiration Date, Eligible Holders of such Existing Notes will be eligible to receive only the applicable Tender Consideration set out in the table below, which does not include the Early Tender Premium.

The following table sets forth the applicable Tender Consideration, Early Tender Premium and Total Tender Consideration for each series of Existing Notes.

Existing Notes to be Tendered	CUSIP / ISIN Numbers	Aggregate Principal Amount Outstanding(1)	Tender Consideration(2)(3)		Early Tender Premium(2)	Total Tender Consideration (2)(3)(4)
			Convertible Notes	New Notes	New Notes	Convertible Notes	New Notes
Existing DGL2 2022 Notes	25382FAB7 / US25382FAB76; G27639AB2 / USG27639AB27	$937,149,000	$53 principal amount of Convertible Notes	$295 principal amount of the New DGL0.5 Unsecured Notes	$25 principal amount of the New DGL0.5 Unsecured Notes	$53 principal amount of Convertible Notes	$320 principal amount of the New DGL0.5 Unsecured Notes
Existing DGL2 2024 Notes	25382FAA9 / US25382FAA93; G27639AA4 / USG27639AA44	$993,015,769	$151 principal amount of Convertible Notes	$76 principal amount of the New DGL0.5 Unsecured Notes	$25 principal amount of the New DGL0.5 Unsecured Notes	$151 principal amount of Convertible Notes	$101 principal amount of the New DGL0.5 Unsecured Notes
Existing DGL1 Notes	25382DAA4 / US25382DAA46; G27634AA5 / USG27634AA56	$1,000,000,000	--	$891 principal amount of the New DGL0.5 Secured Notes	$50 principal amount of the New DGL0.5 Secured Notes	--	$941 principal amount of the New DGL0.5 Secured Notes

(1)	As of the date of this offering memorandum.

(2)	For each $1,000 principal amount of the Existing Notes.

(3)	No payment will be made in respect of accrued interest on the Existing Notes accepted in the Tender Offers. Interest will accrue on each series of New Notes (other than the New DGL0.5 Secured Notes) from the Settlement Date. Interest on the New DGL0.5 Secured Notes will accrue from March 30, 2020.

(4)	Includes the Early Tender Premium.

Tender Consideration

For each $1,000 principal amount of Existing Notes of a series validly tendered at or before the applicable Expiration Date and not validly withdrawn at or before the applicable Withdrawal Deadline, Eligible Holders of such Existing Notes will be eligible to receive the applicable Tender Consideration set out in the table above.

Accrued Interest

No payment will be made in respect of accrued interest on Existing Notes accepted in the Tender Offers. Interest will accrue on each series of New Notes (other than the New DGL0.5 Secured Notes) from the Settlement Date. Interest on the New DGL0.5 Secured Notes will accrue from March 30, 2020.

Early Tender Date; Expiration Date; Extensions; Amendments; Termination

The Early Tender Date for each Tender Offer and Solicitation is 5:00 p.m., New York City time, on April 14, 2020, subject to our right to extend that time and date in our sole discretion with respect to any Tender Offer and Solicitation (which right is subject to applicable law), in which case the Early Tender Date means the latest time and date to which the Early Tender Date for such Tender Offer and Solicitation is extended. The Expiration Date for each Tender Offer and Solicitation is 11:59 p.m., New York City time, on April 28, 2020, subject to our right to extend that time and date in our sole discretion with respect to any Tender Offer and Solicitation (which right is subject to applicable law), in which case the Expiration Date for such Tender Offer means the latest time and date to which such Tender Offer and Solicitation are extended. To extend the Expiration Date of any Tender Offer and Solicitation, we will notify the Tender Agent and will make a public announcement thereof before 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension of the Early Tender Date or the Expiration Date of a Tender Offer and Solicitation, all Existing Notes of the applicable series previously tendered in the extended Tender Offer will remain subject to such Tender Offer and may be accepted for exchange by us.

Subject to applicable law, we expressly reserve the right, in our sole discretion and with respect to the applicable Tender Offers, to:

·	delay accepting any Existing Notes, to extend any or all of the Tender Offers and Solicitations or to terminate any or all of the Tender Offers and Solicitations and not accept any Existing Notes pursuant thereto;

·	extend the Early Tender Date without extending the Withdrawal Deadline of any Tender Offer and Solicitation; and

·	amend, modify or waive in part or whole, at any time, or from time to time, the terms of any Tender Offer and Solicitation in any respect, including waiver of any conditions to consummation of such Tender Offer and Solicitation, in each case without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights, subject to applicable law.

If we exercise any such right, we will give written notice thereof to the Tender Agent and will make a public announcement thereof as promptly as practicable. Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of any or all of the Tender Offers and Solicitations, we will not be obligated to publish, advertise or otherwise communicate any such public announcement, other than by making a timely press release. The minimum period during which a Tender Offer and Solicitation will remain open following material changes in the terms of such Tender Offer and Solicitation or in the information concerning the Tender Offer and Solicitation will depend upon the facts and circumstances of such change, including the relative materiality of the changes. In accordance with Rule 14e-1 under the Exchange Act, if we elect to change the consideration offered or the percentage of Existing Notes of any series sought (other than pursuant to the formulas set forth herein), the applicable Tender Offer and Solicitation will remain open for a minimum ten business-day period from the date that the notice of such change is first published or sent to Eligible Holders. If the terms of a Tender Offer and Solicitation are amended in a manner determined by us to constitute a material change adversely affecting any Eligible Holder, we will promptly disclose any such amendment in a manner reasonably calculated to inform Eligible Holders of such amendment, and we will extend such Tender Offer and Solicitation for a time period that we deem appropriate, depending upon the significance of the amendment and the manner of disclosure to Eligible Holders, if such Tender Offer and Solicitation would otherwise expire during such time period. Any extension, amendment, waiver or change of a Tender Offer and Solicitation will not result in the reinstatement of any withdrawal or revocation rights if those rights had previously expired, except as required by applicable law.

In the event that a Tender Offer is terminated or otherwise not completed prior to its Expiration Date, no consideration will be paid or become payable to holders who have tendered Existing Notes of the applicable series pursuant to such Tender Offer. In any such event, Existing Notes of such series previously tendered pursuant to such Tender Offer will be promptly returned to the tendering holders.

Settlement Date

Subject to the terms and conditions of each Tender Offer, the Final Settlement Date for each Tender Offer will occur promptly after the Expiration Date for such Tender Offer and is expected to occur on May 1, 2020. We may elect, in our sole discretion, to settle such Tender Offer for the Existing Notes of the applicable series validly tendered prior to the applicable Early Tender Date (and not validly withdrawn) at any time after the applicable Early Tender Date and prior to the applicable Final Settlement Date. The Early Settlement Date of a Tender Offer will be determined at our option and, if we elect to have an Early Settlement Date with respect to such Tender Offer, we expect that it would occur on or after April 17, 2020, subject to all conditions to such Tender Offer having been satisfied or waived by us. We will not be obligated to deliver New Notes unless the applicable Tender Offer and Solicitation are consummated.

If the applicable Existing Notes Issuer elects to commence the Scheme with respect to a series of Existing Notes, the Settlement Date will be the date on which the Scheme becomes effective.

Holders Eligible to Participate in the Tender Offers and Solicitations

We will conduct the Tender Offers and Solicitations in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder. The distribution of this offering memorandum is limited to those holders of Existing Notes who have certified that they are either QIBs as defined in Rule 144A or persons outside the United States that are not “U.S. persons” within the meaning of Regulation S and that are not acquiring the New Notes for the account or benefit of a U.S. person.

Only holders of Existing Notes who have properly completed and submitted the eligibility certification to the Information Agent are authorized to receive and review this offering memorandum and to participate in the Tender Offers and Solicitations.

Conditions to the Tender Offers and Solicitations

Our obligation to accept the Existing Notes validly tendered pursuant to a Tender Offer is subject to the Minimum Participation Condition, the Consent Condition and the Concurrent Transaction Condition. We reserve the right to decrease or waive the Minimum Participation Condition, in each case without extending the Withdrawal Deadline of such Tender Offer or otherwise reinstating withdrawal rights, subject to applicable law.

If we achieve the 75% Condition with respect to a series of Existing Notes, the applicable Existing Notes Issuer reserves the right to enter into the Scheme with respect to such series of Existing Notes rather than consummate the Tender Offers.

Notwithstanding any other provisions of the Tender Offers and Solicitations, or any extension of the Tender Offers and Solicitations, we will not be required to accept any Existing Notes, issue New Notes, or enter into any amendment to the Existing Indentures, and we may, in our sole discretion, terminate the Tender Offers and Solicitations or, at our option, modify, extend or otherwise amend the Tender Offers and Solicitations if any of the following conditions have not been satisfied or waived prior to the Expiration Date (or the Early Settlement Date, as the case may be):

·	no action or event shall have occurred, been threatened, or may occur, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been issued, promulgated, enacted, entered, enforced or deemed to be applicable to any Tender Offer, the purchase of Existing Notes for New Notes under any Tender Offer or any Solicitation by or before any court or governmental regulatory or administrative agency, authority, instrumentality or tribunal, including, without limitation, taxing authorities, that either:

o	challenges the making of any Tender Offer, the purchase of Existing Notes for New Notes under any Tender Offer or any Solicitation or might, directly or indirectly, be expected to prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any manner, the Tender Offer, the purchase of Existing Notes for New Notes under such Tender Offer or the Solicitation; or

o	in our reasonable judgment, could materially adversely affect our or each of our subsidiaries’ business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or impair the contemplated benefits to us of the Tender Offer, the exchange of Existing Notes for New Notes under any Tender Offer or any Solicitation; and

·	there shall not have occurred (a) any general suspension of or limitation on trading in securities in the United States securities or financial markets, whether or not mandatory, (b) any material adverse change in the price of the Existing Notes of any series, (c) a material impairment in the general trading market for debt securities in the United States, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory, (e) a material escalation or commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to the United States, if the effect of any such event, in our reasonable judgment, makes it impracticable or inadvisable to proceed with any Tender Offer or Solicitation, (f) any limitation, whether or not mandatory, by any governmental authority on, or other event in our reasonable judgment, having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (g) any material adverse change in the securities or financial markets in the United States generally or (h) in the case of any of the foregoing existing at the time of the commencement of the Tender Offers and Solicitations, a material acceleration or worsening thereof.

The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our sole discretion, subject to applicable law prior to the Expiration Date (or the Early Settlement Date, as the case may be) of any Tender Offer and Solicitation. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, in our sole discretion, at any time prior to, or on, the Expiration Date (or the Early Settlement Date, as the case may be) of a Tender Offer and Solicitation, in each case without extending the Withdrawal Deadline of such Tender Offer and Solicitation or otherwise reinstating withdrawal rights, subject to applicable law:

·	terminate such Tender Offer and Solicitation and return all tendered Existing Notes of the applicable series to the respective tendering holders;

·	modify, extend or otherwise amend such Tender Offer and Solicitation and retain all tendered Existing Notes of the applicable series until the Expiration Date, as extended, subject, however, to any withdrawal rights of holders;

·	accept all Existing Notes of the applicable series tendered and not previously validly withdrawn, but not waive the unsatisfied conditions with respect to such Solicitation or adopt the relevant Proposed Amendments; or

·	waive the unsatisfied conditions with respect to such Tender Offer and Solicitation and accept all Existing Notes of the applicable series tendered and not previously validly withdrawn.

In addition, subject to applicable law, we may in our absolute discretion terminate any of the Tender Offers and Solicitations for any other reason or for no reason.

We may complete any Tender Offer even if valid consents sufficient to effect the Proposed Amendments to the applicable Existing Indentures or sufficient Waivers are not received.

Treatment of Existing Notes Not Tendered in the Tender Offers and Solicitations

If the Schemes are not effected, Existing Notes that are not tendered or that are tendered but not accepted will remain outstanding and will continue to be subject to their existing terms. However, if the Consent Solicitation with respect to a series of Existing Notes is consummated and the Proposed Amendments to the applicable Existing Indenture are adopted, the amendments will also apply to all Existing Notes of such series not acquired in the Tender Offers, and those Existing Notes will no longer have the benefit of the protection of the covenants, restrictive provisions, events of default and, with respect to the Existing DGL1 Notes, collateral and security eliminated by the Proposed Amendments. In addition, the Existing Notes will be structurally subordinated to the New Notes.

From time to time before or after the Expiration Date, we or our affiliates may acquire any Existing Notes that are not tendered and accepted in the Tender Offers and Solicitations through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in the Existing Indentures governing the Existing Notes), which with respect to the Existing Notes may be more or less than the consideration to be received by participating Eligible Holders in the Tender Offers and Solicitations and, in either case, could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates may choose to pursue in the future. See “Risk Factors.”

If we achieve the 75% Condition with respect to a series of Existing Notes and the applicable Existing Notes Issuer is successful in consummating the Scheme with respect to such series of Existing Notes, we will purchase all Existing Notes of such series from Eligible Holders for applicable New Notes. This will include Existing Notes of such series from Eligible Holders that did not tender their Existing Notes as part of the Tender Offers.

Effect of Tender

Any tender by an Eligible Holder, and our subsequent acceptance of that tender, of Existing Notes will constitute a binding agreement between that Eligible Holder and us upon the terms and subject to the conditions of the Tender Offers and Solicitations described in this offering memorandum and in the letter of transmittal. The participation in a Tender Offer and Solicitation by a tendering Eligible Holder will constitute the agreement by that Eligible Holder to deliver (i) good and marketable title to the tendered Existing Notes of the applicable series, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties, (ii) an automatic consent to the Proposed Amendments to the Existing Indenture of such series, as described under “The Proposed Amendments and Waiver Solicitations,” and (iii) a Scheme Default Waiver, a Reports Waiver and an Interest Payment Waiver with respect to the tendered Existing Notes.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Existing Notes

Upon the submission of the letter of transmittal, or the agreement to the terms of the letter of transmittal pursuant to an agent’s message (as described under “—Book-Entry Delivery Procedures for Tendering Existing Notes Held with DTC”), an Eligible Holder, or the beneficial holder of Existing Notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Tender Offers and Solicitations generally, be deemed, among other things, to:

·	irrevocably sell, assign and transfer to or upon our order or the order of our nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, all Existing Notes tendered thereby, such that thereafter the holder shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the Existing Notes arising under, from or in connection with those Existing Notes;

·	consent to the adoption of the Proposed Amendments and Proposed Event of Default Amendment with respect to the applicable Existing Indenture, as described under “The Proposed Amendments and Waiver Solicitations”;

·	deliver a Scheme Default Waiver, a Reports Waiver and an Interest Payment Waiver;

·	deliver the Instructions;

·	waive any and all rights with respect to the Existing Notes tendered thereby, including, without limitation, any existing or past defaults and their consequences in respect of those Existing Notes; and

·	release and discharge us and the trustee with respect to the applicable Existing Indenture from any and all claims that the holder may have, now or in the future, arising out of or related to the Existing Notes tendered thereby, including, without limitation, any claims that the holder is entitled to receive additional principal or interest payments with respect to the Existing Notes tendered thereby, other than as otherwise expressly provided in this offering memorandum and in the letter of transmittal, or to participate in any redemption or defeasance of the Existing Notes tendered thereby.

In addition, each holder of Existing Notes tendered in the Tender Offers and Solicitations upon the submission of the letter of transmittal will be deemed to represent, warrant and agree that:

·	it has received this offering memorandum;

·	it is the beneficial owner (as defined herein) of, or a duly authorized representative of one or more beneficial owners of, the Existing Notes tendered thereby, and it has full power and authority to execute the letter of transmittal;

·	the Existing Notes being tendered thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and we will acquire good, indefeasible and unencumbered title to those Existing Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

·	it will not sell, pledge, hypothecate or otherwise encumber or transfer Existing Notes tendered thereby from the date of the letter of transmittal (other than to us as contemplated hereby), and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

·	it is an Eligible Holder, or, in the event that it is acting on behalf of a beneficial owner of the Existing Notes tendered thereby, it has received a written certification from that beneficial owner, dated as of a specific date on or since the close of that beneficial owner’s most recent fiscal year, to the effect that that beneficial owner is an Eligible Holder, and is acquiring New Notes for its own account or for a discretionary account or accounts on behalf of one or more Eligible Holders as to which it has been instructed, and has the authority to make the statements contained in the letter of transmittal;

·	(i) in the case of a DGL2 Tender Offer, it (A) has validly tendered and not validly withdrawn any and all Existing DGL2 Notes and Existing DL Notes beneficially owned by it pursuant to the DGL2 Tender Offers and the DL Tender Offers, respectively, and (B) will not validly withdraw any such tender of any Existing DGL2 Notes and Existing DL Notes unless it validly withdraws its tender of all Existing DGL2 Notes beneficially owned by it, (ii) in the case of the DGL1 Tender Offer, it (A) has validly tendered and not validly withdrawn any and all Existing DGL1 Notes beneficially owned by it pursuant to the DGL1 Tender Offer and (B) will not validly withdraw any such tender of any Existing DGL1 Notes unless it validly withdraws its tender of all Existing DGL1 Notes, and (iii) it shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the applicable Tender Offer or Scheme. To validly tender Existing Notes, such Existing Notes must be actually transferred (a) by delivering certificates representing such Existing Notes to the Tender Agent or (b) electronically, pursuant to the procedures for book-entry transfer described herein via DTC, in which case a VOI Number must be generated by DTC’s ATOP system. Delivery of a claim or liability letter with respect to any Existing Notes that has been issued to another person will not qualify as a valid tender of such Existing Notes;

·	it is otherwise a person to whom it is lawful to make available this offering memorandum or to make the Tender Offers and Solicitations in accordance with applicable laws (including the transfer restrictions set out in this offering memorandum);

·	it has had access to such financial and other information and has been afforded the opportunity to ask such questions of representatives of Digicel and receive answers thereto, as it deems necessary in connection with its decision to participate in the Tender Offers and Solicitations;

·	it acknowledges that Digicel, the Dealer Manager, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of the acknowledgements, representations and warranties made by its submission of a letter of transmittal, or its agreement to the terms of a letter of transmittal pursuant to an agent’s message, are, at any time prior to the consummation of the Tender Offers and Solicitations, no longer accurate, it shall promptly notify Digicel and the Dealer Manager;

·	if it is acquiring the New Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgements, representations and agreements on behalf of such account;

·	in evaluating the Tender Offers and Solicitations and in making its decision whether to participate in the Tender Offers and Solicitations by the tender of Existing Notes, it has made its own independent appraisal of the matters referred to in this offering memorandum and the letter of transmittal and in any related communications;

·	the tender of Existing Notes shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in this offering memorandum;

·	the submission of the letter of transmittal to the Tender Agent shall, subject to a holder’s ability to withdraw its tender on or prior to the Withdrawal Deadline, and subject to the terms and conditions of the Tender Offers and Solicitations, constitute the irrevocable appointment of the Tender Agent as its attorney and agent and an irrevocable instruction to that attorney and agent to complete and execute all or any forms of transfer and other documents at the discretion of that attorney and agent in relation to the Existing Notes tendered thereby in favor of us or any other person or persons as we may direct and to deliver those forms of transfer and other documents in the attorney’s and agent’s discretion and the certificates and other documents of title relating to the registration of Existing Notes and to execute all other documents and to do all other acts and things as may be in the opinion of that attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the Existing Notes, and to vest in us or our nominees those Existing Notes; and

·	the terms and conditions of the Tender Offers and Solicitations shall be deemed to be incorporated in, and form a part of, the letter of transmittal, which shall be read and construed accordingly.

Each holder of Existing Notes that submits a letter of transmittal, or agrees to the terms of a letter of transmittal pursuant to an agent’s message, will also be deemed to represent, warrant and agree to the terms described under “Transfer Restrictions.”

The representations, warranties and agreements of a holder tendering Existing Notes will be deemed to be repeated and reconfirmed on and as of the Expiration Date and the Settlement Date. For purposes of this offering memorandum, the “beneficial owner” of any Existing Notes means any holder that exercises investment discretion with respect to those Existing Notes.

Absence of Appraisal and Dissenters’ Rights

Holders of the Existing Notes do not have any appraisal or dissenters’ rights in connection with the Tender Offers and Solicitations.

Acceptance of Existing Notes for Exchange and Delivery of Consideration

If the conditions to the applicable Tender Offer are satisfied or waived, and we do not otherwise terminate such Tender Offer and Solicitation for any reason, we will accept for purchase (subject to the tender acceptance structure described herein) at the applicable Settlement Date, after we receive validly completed and duly executed letters of transmittal or agent’s messages, as the case may be, with respect to any and all of the Existing Notes of the applicable series accepted pursuant to such Tender Offer, the Existing Notes to be purchased by notifying the Tender Agent of our acceptance thereof.

On the applicable Settlement Date, the New Notes to be issued as consideration for the Existing Notes tendered in the Tender Offers, if consummated, will be delivered in book-entry form. On the applicable Settlement Date, payment of the cash portion of the consideration to be paid for the Existing Notes accepted for payment pursuant to the Tender Offers, if consummated, will be made by us by deposit with the Tender Agent (or upon its instructions, DTC), which will act as agent for the tendering Eligible Holders.

We will be deemed to accept Existing Notes that have been validly tendered by Eligible Holders and that have not been validly withdrawn as provided in this offering memorandum when, and if, we give oral or written notice of acceptance to the Tender Agent.

Following receipt of that notice by the Tender Agent and subject to the terms and conditions of the applicable Tender Offer and Solicitation, delivery of the New Notes of the applicable series will be made by the Tender Agent on the Settlement Date of such Tender Offer and Solicitation. The Tender Agent will act as agent for tendering holders of Existing Notes for the purpose of receiving Existing Notes and transmitting New Notes and accepting the cash portion of the consideration as of the applicable Settlement Date. If any tendered Existing Notes are not accepted for any reason described in the terms and conditions of the applicable Tender Offer and Solicitation, such unaccepted Existing Notes will be returned without expense to the tendering holders promptly after the expiration or termination of such Tender Offer and Solicitation and no consent to the relevant Proposed Amendments, or Waivers will be deemed to be delivered with respect to such unaccepted Existing Notes.

If, for any reason, acceptance for exchange of tendered Existing Notes, or issuance of New Notes as consideration for validly tendered Existing Notes, pursuant to a Tender Offer is delayed, or we are unable to accept tendered Existing Notes as consideration or to issue New Notes as consideration for validly tendered Existing Notes pursuant to a Tender Offer, then the Tender Agent may, nevertheless, on behalf of us, retain the tendered Existing Notes, without prejudice to our rights described under “—Early Tender Date; Expiration Date; Extensions; Amendments; Termination,” and “—Conditions to the Tender Offers and Solicitations” above and “—Withdrawal of Tenders and Revocation of Consents, Instructions and Waivers” below, but subject to Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the Existing Notes tendered promptly after the termination or withdrawal of any Tender Offer, and the tendered Existing Notes may not be withdrawn.

Under no circumstances will any interest be payable because of any delay by the Tender Agent or DTC in the transmission of funds to the holders of accepted Existing Notes or otherwise.

Procedures for Tendering

If you wish to participate in any Tender Offer and Solicitation and your Existing Notes are held by a custodial entity such as a commercial bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your Existing Notes on your behalf pursuant to the procedures of that custodial entity. Please ensure you contact your custodial entity as soon as possible to give them sufficient time to meet your requested deadline. Beneficial owners are urged to appropriately instruct their commercial bank, broker, dealer, trust company or other nominee at least five business days prior to the relevant Early Tender Date or the relevant Expiration Date, as applicable, in order to allow adequate processing time for their instruction.

To participate in a Tender Offer and Solicitation, your custodial entity must either:

·	complete, sign and date a letter of transmittal, or a facsimile thereof, in accordance with the instructions in the letter of transmittal, including guaranteeing the signatures to the letter of transmittal, if required, and mail or otherwise deliver the letter of transmittal or a facsimile thereof, together with the certificates representing your Existing Notes specified in the letter of transmittal, to the Tender Agent at the address listed in the letter of transmittal, for receipt on or prior to the Expiration Date or, in order to receive the applicable Early Tender Premium, on or prior to the applicable Early Tender Date; or

·	comply with the ATOP procedures for book-entry transfer described below on or prior to the applicable Expiration Date or, in order to receive the applicable Early Tender Premium, on or prior to the applicable Early Tender Date.

In addition, your custodial entity must deliver a Nominee Instruction Form. For the avoidance of doubt, in connection with the tender of Existing Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instructions. In order for a tender of Existing Notes to be valid, a corresponding Nominee Instruction Form must be submitted.

It is anticipated that the Tender Offers and Solicitations will be eligible for ATOP with respect to book-entry notes held through DTC. The letter of transmittal, or a facsimile thereof, with any required signature guarantees, or, in the case of book-entry transfer, an agent’s message in lieu of the letter of transmittal, and any other required documents, must be transmitted to and received by the Tender Agent on or prior to the applicable Expiration Date or, in order to receive the applicable Early Tender Premium, on or prior to the applicable Early Tender Date, at its address listed on the back cover page of this offering memorandum. Existing Notes will not be deemed to have been tendered until the letter of transmittal and signature guarantees, if any, or agent’s message, is received by the Tender Agent. There are not any guaranteed delivery procedures applicable to the Tender Offers and Solicitations under the terms of this offering memorandum or other materials provided herewith.

The method of delivery of Existing Notes, the letter of transmittal and all other required documents to the Tender Agent is at the election and risk of the Eligible Holder. Eligible Holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the Tender Agent on or prior to the applicable Expiration Date or, in order to receive the applicable Early Tender Premium, on or prior to the applicable Early Tender Date. The letter of transmittal or any Existing Notes should not be sent to anyone other than the Tender Agent.

If you are tendering your Existing Notes and anticipate delivering your letter of transmittal and other documents other than through DTC, we urge you to contact promptly a bank, broker or other intermediary that has the capability to tender Existing Notes custodially through DTC to arrange for receipt of any New Notes to be delivered pursuant to the Tender Offers and Solicitations and to obtain the information necessary to provide the required DTC participant with account information in the letter of transmittal.

Book-Entry Delivery Procedures for Tendering Existing Notes Held with DTC

If you wish to tender Existing Notes held on your behalf by a nominee with DTC, you must:

·	inform your nominee of your interest in tendering your Existing Notes pursuant to the Tender Offers and Solicitations; and

·	instruct your nominee to tender all Existing Notes you wish to be tendered in the Tender Offers and Solicitations into the Tender Agent’s account at DTC on or prior to the applicable Expiration Date or, in order to receive the applicable Early Tender Premium, on or prior to the applicable Early Tender Date.

Any financial institution that is a DTC participant must tender Existing Notes by effecting a book-entry transfer of Existing Notes to be tendered in the Tender Offers and Solicitations into the account of the Tender Agent at DTC by electronically transmitting its acceptance of the Tender Offers and Solicitations through the ATOP procedures for transfer. DTC will then verify the acceptance, execute a book-entry delivery to the Tender Agent’s account at DTC and send an agent’s message to the Tender Agent. An “agent’s message” is a message, transmitted by DTC to, and received by, the Tender Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from an organization that participates in DTC (a “participant”), tendering Existing Notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A letter of transmittal need not accompany tenders effected through ATOP.

Proper Execution and Delivery of the Letter of Transmittal

Signatures on a letter of transmittal or notice of withdrawal described under “—Withdrawal of Tenders and Revocation of Consents, Instructions and Waivers” as the case may be, must be guaranteed by an eligible guarantor institution unless the Existing Notes tendered pursuant to the letter of transmittal are tendered for the account of an eligible guarantor institution. An “eligible guarantor institution” is one of the following firms or other entities identified in Rule 17Ad-15 under the Exchange Act (as the terms are used in Rule 17Ad-15):

·	a bank;

·	a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

·	a credit union;

·	a national securities exchange, registered securities association or clearing agency; or

·	a savings association.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, that guarantee must be made by an eligible guarantor institution.

If the letter of transmittal is signed by the holders of Existing Notes tendered thereby, the signatures must correspond with the names as written on the face of the Existing Notes without any change whatsoever. If any of the Existing Notes tendered thereby are held by two or more holders, each holder must sign the letter of transmittal. If any of the Existing Notes tendered thereby are registered in different names on different Existing Notes, it will be necessary to complete, sign and submit as many separate letters of transmittal, and any accompanying documents, as there are different registrations of certificates.

If Existing Notes that are not tendered for exchange pursuant to the Tender Offers and Solicitations are to be returned to a person other than the tendering holder, certificates for those Existing Notes must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the holder of any Existing Notes listed in the letter of transmittal, those Existing Notes must be properly endorsed or accompanied by a properly completed bond power, signed by the holder exactly as the holder’s name appears on those Existing Notes and signatures on such Existing Notes must be guaranteed by an eligible guarantor institution. If the letter of transmittal or any Existing Notes, bond powers or other instruments of transfer are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

No alternative, conditional, irregular or contingent tenders will be accepted. By executing the letter of transmittal or facsimile thereof, the tendering holders of Existing Notes waive any right to receive any notice of the acceptance for tender of their Existing Notes. Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which payments and/or substitute certificates evidencing Existing Notes for amounts not tendered or not purchased are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. If those instructions are not given, Existing Notes not tendered or not purchased will be returned to the tendering holder.

Determination of Validity of Tenders

All questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered Existing Notes will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tendered Existing Notes determined by us not to be in proper form or not to be tendered properly or any tendered Existing Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular Existing Notes, whether or not waived in the case of other Existing Notes. Our interpretation of the terms and conditions of the Tender Offers and Solicitations, including the terms and instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Existing Notes, none of we, the Tender Agent, the Information Agent, the Dealer Manager or any other person will be under any duty to give that notification or shall incur any liability for failure to give that notification. Tenders of Existing Notes and consent to the Proposed Amendments, Waivers, the Instructions and the Proposed Event of Default Amendment with respect to such Existing Notes will not be deemed to have been made until any defects or irregularities therein have been cured or waived.

Any holder whose Existing Notes have been mutilated, lost, stolen or destroyed will be responsible for obtaining replacement securities or for arranging for indemnification with the trustee of the Existing Notes. Holders may contact the Information Agent for assistance with these matters.

Certification of Participation in the Tender Offers

In order to tender Existing Notes pursuant to the Tender Offers, Eligible Holders will be required to certify to us, pursuant to the letter of transmittal or via DTC’s ATOP system in lieu thereof, to the following statement at the time of their tender of Existing Notes:

“The tendering Eligible Holder (i) in the case of a DGL2 Tender Offer, (A) has validly tendered and not validly withdrawn any and all Existing DGL2 Notes and Existing DL Notes beneficially owned by it pursuant to the DGL2 Tender Offers and the DL Tender Offers, respectively, and (B) will not validly withdraw any such tender of any Existing DGL2 Notes and Existing DL Notes unless it validly withdraws its tender of all Existing DGL2 Notes beneficially owned by it, (ii) in the case of the DGL1 Tender Offer, (A) has validly tendered and not validly withdrawn any and all Existing DGL1 Notes beneficially owned by it pursuant to the DGL1 Tender Offer and (B) will not validly withdraw any such tender of any Existing DGL1 Notes unless it validly withdraws its tender of all Existing DGL1 Notes, and (iii) shall not take, encourage, assist or support (or procure that any other person take, encourage, assist or support) any action which would, or would reasonably be expected to, breach, be inconsistent with, delay, impede or prevent the implementation or consummation of the applicable Tender Offer or Scheme. To validly tender Existing Notes, such Existing Notes must be actually transferred (a) by delivering certificates representing such Existing Notes to the Tender Agent or (b) electronically, pursuant to the procedures for book-entry transfer described herein via DTC’s ATOP system. Delivery of a claim or liability letter with respect to any Existing Notes that has been issued to another person will not qualify as a valid tender of such Existing Notes.”

We retain the right to request any such additional documentation from Eligible Holders tendering Existing Notes to verify such attestation. In the event an Eligible Holder tenders its Existing Notes, but does not deliver such attestations or additional requested documents, prior to the relevant date, such Existing Notes will not be accepted, and could result in the rejection of all tenders of all Existing Notes tendered by such Eligible Holder pursuant to the Tender Offers. We may request the proof for each tender as part of our request for additional documentation. We reserve the absolute right to waive any defects or irregularities with respect to any such attestation, tender or supporting documentation, subject to applicable law.

Withdrawal of Tenders and Revocation of Consents, Instructions and Waivers

Tenders of Existing Notes of a series in the applicable Tender Offer and Solicitation may only be validly withdrawn at any time on or prior to the applicable Withdrawal Deadline except in certain limited circumstances as set forth herein. We may extend, in our sole discretion, the Early Tender Date, the Early Settlement Date or the Expiration Date with respect to any or all of the Tender Offers, in each case without extending the applicable Withdrawal Deadline (except as set forth below) or otherwise reinstating withdrawal rights, subject to applicable law.

A valid withdrawal of tendered Existing Notes will also constitute the revocation of the related consents to the Proposed Amendments and the Proposed Event of Default Amendment to the applicable Existing Indenture, the Instructions and the Waivers. Consents, Instructions and Waivers may only be revoked by validly withdrawing the tendered Existing Notes prior to the applicable Withdrawal Deadline and, with respect to any Waiver, prior to the effectiveness of such Waiver. Tenders submitted in a Tender Offer and Solicitation after the applicable Withdrawal Deadline will be irrevocable except in the limited circumstances where additional withdrawal rights are required by law.

Waivers and the Proposed Event of Default Amendment will become effective, with respect to an Existing Indenture, upon the receipt of Waivers and consents to the Proposed Event of Default Amendment from Eligible Holders holding the majority of the outstanding aggregate principal amount of the applicable series of Existing Notes, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes, provided that the Reports Waiver, Interest Payment Waiver and Proposed Event of Default Amendment will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to such Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect such Existing Notes.

If we achieve the 75% Condition with respect to a series of Existing Notes, the applicable Existing Notes Issuer reserves the right to enter into the Scheme with respect to such series of Existing Notes rather than consummate the Tender Offers

Existing Notes may only be withdrawn from a Tender Offer if the applicable Eligible Holder also validly withdraws its tender of all other Existing Notes tendered by such Eligible Holder pursuant to the Tender Offers.

For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal must be received by the Tender Agent at its address listed on the back cover page of this offering memorandum, or a

“request message” must be properly transmitted through ATOP, in each case, prior to the applicable Withdrawal Deadline. The withdrawal notice must:

·	specify the name of the tendering holder of Existing Notes;

·	bear a description of the Existing Notes to be withdrawn;

·	specify, in the case of Existing Notes tendered by delivery of certificates for those Existing Notes, the certificate numbers shown on the particular certificates evidencing those Existing Notes;

·	specify the aggregate principal amount represented by those Existing Notes;

·	specify, in the case of Existing Notes tendered by delivery of certificates for those Existing Notes, the name of the registered holder, if different from that of the tendering holder, or specify, in the case of Existing Notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Existing Notes; and

·	be signed by the holder of those Existing Notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of those Existing Notes.

The signature on any notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the Existing Notes have been tendered for the account of an eligible guarantor institution.

Withdrawal of tenders of Existing Notes may not be rescinded, and any Existing Notes validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the applicable Tender Offer and Solicitation. Validly withdrawn Existing Notes may, however, be re-tendered by again following one of the procedures described in “—Procedures for Tendering” above on or prior to the applicable Expiration Date or, in order to receive the applicable Early Tender Premium, on or prior to the applicable Early Tender Date.

Tender Agent; Information Agent

Epiq Corporate Restructuring, LLC has been appointed as the Tender Agent and the Information Agent for the Tender Offers and Solicitations. Letters of transmittal and all correspondence in connection with the Tender Offers and Solicitations should be sent or delivered by each Eligible Holder of Existing Notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the Tender Agent at the address listed on the back cover page of this offering memorandum. Questions concerning tender procedures and requests for additional copies of this offering memorandum or the letter of transmittal should be directed to the Information Agent at the address and telephone number listed on the back cover page of this offering memorandum. Eligible Holders of Existing Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the Tender Offers and Solicitations. We will pay the Tender Agent and the Information Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

Dealer Manager and Solicitation Agent

In connection with the Tender Offers and Solicitations, we have retained Citigroup Global Markets Inc. as the Dealer Manager (the “Dealer Manager”). We will pay a customary fee to the Dealer Manager for soliciting acceptances of the Tender Offers and Solicitations. That fee will be payable promptly following completion of the Tender Offers and Solicitations. We will also reimburse the Dealer Manager for certain reasonable expenses. The obligations of the Dealer Manager to perform such functions are subject to certain conditions. We have agreed to indemnify the Dealer Manager against certain liabilities, including liabilities under the federal securities laws.

The obligations of the Dealer Manager to perform their functions are subject to various conditions. We have agreed to indemnify the Dealer Manager against various liabilities, including various liabilities under the federal securities laws. The Dealer Manager may contact Eligible Holders of Existing Notes by mail, telephone, facsimile transmission, personal interviews and otherwise may request broker dealers and the other nominee holders to forward materials relating to the Tender Offers and Solicitations to beneficial holders. Questions relating to the Tender Offers and Solicitations may be directed to the Dealer Manager and its address and telephone numbers listed on the back cover page of this offering memorandum. At any given time, the Dealer Manager may trade the Existing

Notes or other of Digicel’s and its subsidiaries’ securities for its own accounts or for the accounts of its customers and, accordingly, may hold a long or short position in the Existing Notes.

The Dealer Manager has, from time to time, provided and/or are currently providing investment banking and financial advisory services to us and our affiliates. The Dealer Manager may in the future provide various investment banking and other services to us, and our affiliates, for which it would receive customary compensation from us.

In the ordinary course of their businesses, the Dealer Manager or its affiliates may at any time hold long or short positions, and may trade for its own accounts or the accounts of customers, in debt or equity securities issued by Digicel Group Two Limited, Digicel Group One Limited and Digicel Group 0.5 Limited and their respective subsidiaries and affiliates, including any of the Existing Notes or the New Notes. To the extent that the Dealer Manager or its affiliates own Existing Notes during the Tender Offers and Solicitations, it may tender such Existing Notes pursuant to the terms of the Tender Offers and Solicitations. The Dealer Manager and its affiliates may, from time to time in the future, engage in transactions with Digicel Group Two Limited, Digicel Group One Limited and Digicel Group 0.5 Limited and their respective subsidiaries and affiliates and provide services to them in the ordinary course of their respective businesses.

In connection with the Tender Offers and Solicitations or otherwise, the Dealer Manager may purchase and sell Existing Notes or New Notes in the open market. These transactions may include covering transactions and stabilizing transactions. Any of these transactions may have the effect of preventing or retarding a decline in the market prices of the Existing Notes and/or the New Notes. They may also cause the prices of the Existing Notes and/or the New Notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The Dealer Manager may conduct these transactions in the over-the-counter market or otherwise. If the Dealer Manager commences any of these transactions, it may discontinue them at any time.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the Existing Notes. Solicitations of Eligible Holders may be made by mail, e-mail, facsimile transmission, telephone or in person by the Dealer Manager, Information Agent and Tender Agent as well as by our officers and other employees and those of our affiliates. No additional compensation will be paid to any officers or employees who engage in soliciting tenders and consents.

Tendering Eligible Holders of Existing Notes accepted in the Tender Offers and Solicitations will not be obligated to pay brokerage commissions or fees to us, the Dealer Manager, the Tender Agent or the Information Agent or, except as set forth below, to pay transfer taxes with respect to the tender of their Existing Notes. If, however, a tendering Eligible Holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that Eligible Holder may be required to pay brokerage fees or commissions.

Transfer Taxes

DGL1, DGL2 or DGL0.5 will pay any transfer taxes in connection with the tender of Existing Notes in the Tender Offers and Solicitations unless you instruct us to issue New Notes, or request that Existing Notes not tendered or accepted in the Tender Offers and Solicitations be returned to a person other than the tendering Eligible Holder. In those cases, you will be responsible for the payment of any applicable transfer taxes.

NONE OF DGL0.5, THE DEALER MANAGER, THE TRUSTEE WITH RESPECT TO EACH SERIES OF EXISTING NOTES AND NEW NOTES, THE TENDER AGENT OR THE INFORMATION AGENT, THE COLLATERAL AGENT WITH RESPECT TO THE EXISTING DGL1 NOTES OR ANY AFFILIATE OF ANY OF THEM, MAKES ANY RECOMMENDATION AS TO WHETHER ELIGIBLE HOLDERS OF EXISTING NOTES SHOULD TENDER THEIR EXISTING NOTES FOR THE NEW NOTES IN RESPONSE TO THE TENDER OFFERS, CONSENT TO THE PROPOSED AMENDMENTS TO THE EXISTING INDENTURES AND DELIVER THE WAIVERS OR INSTRUCTIONS.

The Proposed Amendments and Waiver Solicitations

The Proposed Amendments

The following summarizes the Proposed Amendments for which consents are being sought pursuant to the Solicitations with respect to each of the Existing Indentures. The summary of the provisions of the Existing Indentures affected by the Proposed Amendments set forth below is qualified in its entirety by reference to the full and complete terms in the Existing Indentures, copies of which are available upon request without charge from the Information Agent or us. Capitalized terms used in the summary below but not defined in this offering memorandum have the meanings given to them in the applicable Existing Indenture. The Proposed Amendments with respect to each Existing Indenture would eliminate substantially all of the restrictive covenants, events of default and related provisions contained in such Existing Indenture.

Pursuant to the terms of each Existing Indenture, the Proposed Amendments set forth below require the written consent of the Eligible Holders of a majority in aggregate principal amount of the outstanding Existing Notes issued under such Existing Indenture.

The Proposed Amendments constitute a single proposal with respect to each Existing Indenture, and a tendering and consenting Eligible Holder must consent to the Proposed Amendments as an entirety with respect to the applicable Existing Indenture and may not consent selectively with respect to any of the Proposed Amendments. If the Proposed Amendments become effective with respect to an Existing Indenture, the holders of any untendered Existing Notes of the applicable series will be bound thereby. After the applicable Withdrawal Deadline and before the applicable Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Amendments with respect to Existing Notes of a series, the relevant Existing Notes Issuer and the trustee under the applicable Existing Indenture will execute and deliver a supplemental indenture relating to the Proposed Amendments with respect to the applicable Existing Notes Indenture immediately giving effect to such Proposed Amendments, provided that such Proposed Amendments will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to the applicable series of Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect to the applicable series of Existing Notes.

The valid tender of Existing Notes of a series by an Eligible Holder pursuant to the relevant Tender Offer and Solicitation will be deemed to constitute the giving of a consent by such Eligible Holder to the Proposed Amendments of the Existing Indenture applicable to such series. We are not soliciting and will not accept consents from Eligible Holders that are not tendering their Existing Notes pursuant to the Tender Offers and the Solicitations.

The Proposed Amendments will, in substance, eliminate the following provisions of each Existing Indenture, except as otherwise provided below:

·	Section 4.02 (Corporate Existence);

·	Section 4.03 (Maintenance of Properties);

·	Section 4.04 (Insurance);

·	Section 4.05 (Statement as to Compliance);

·	Section 4.06 (Limitation on Debt);

·	Section 4.07 (Limitation on Liens);

·	Section 4.08 (Limitation on Restricted Payments);

·	Section 4.09 (Limitation on Sale of Certain Assets);

·	Section 4.10 (Limitation on Transactions with Affiliates);

·	Section 4.11 (Purchase of Notes upon a Change of Control);

·	Section 4.13 (Digicel Pacific Limited and Digicel Limited);

·	Section 4.16 (Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries);

·	Section 4.17 (Designation of Unrestricted and Restricted Subsidiaries);

·	Section 4.18 (Payment of Taxes and Other Claims);

·	Section 4.20 (Future Guarantees);

·	Section 4.21 (Reports to Holders);

·	Section 4.22 (Further Instruments and Acts);

·	Section 5.01 (Consolidation, Merger and Sale of Assets);

·	Section 6.01(a)(ii) (principal payment event of default);

·	Section 6.01(a)(iii) (failure to comply with covenants);

·	Section 6.01(a)(iv) (default under certain debt instruments);

·	Section 6.01(a)(v) (judgment in excess of $50 million against the Company or any Significant Subsidiary);

·	Section 6.01(a)(vi) (involuntary bankruptcy event of default); and

·	Section 6.01(a)(vii) (voluntary bankruptcy event of default).

In addition, the Proposed Amendments to the Existing DGL1 Notes Indenture will (i) release all the liens on the collateral securing the Existing DGL1 Notes and (ii) eliminate (a) Section 6.01(a)(viii) (Pledge Agreement ceases to be in full force and effect) and (b) the entirety of Article 11 related to collateral and security of the Existing DGL1 Notes.

The Proposed Amendments will also delete those definitions from each Existing Indenture that are used only in provisions that would be eliminated as a result of the elimination of the foregoing provisions. Any and all references in each Existing Indenture to the deleted sections or provisions referred to above will also be deleted in their entirety. Any provision contained in the Existing Notes of a series that relates to any provision of the applicable Existing Indenture, as amended, shall likewise be amended so that any such provision contained in the Existing Notes of such series will conform to and be consistent with any provision of the applicable Existing Indenture, as amended.

Waiver Solicitations

In addition, to facilitate the availability of the Scheme, we are also soliciting waivers from Eligible Holders in respect of (i) any default or event of default as defined in Section 6.01 of each Existing Indenture that might occur as a result of (I) an Existing Notes Issuer electing to pursue a Scheme with respect to any series of Existing Notes or (II) Digicel Limited electing to pursue to any DL Scheme and (ii) the obligation to furnish financial statements under Section 4.21 of each Existing Indenture for a period of 90 days following the applicable deadlines set forth therein.

In addition, we are also soliciting waivers from Eligible Holders in respect of (i) the right to receive interest due (I) in the case of the Existing DGL1 Notes and Existing DGL2 2022 Notes, on March 30, 2020, and (II) in the case of the Existing DGL2 2024 Notes, on April 1, 2020, and (ii) any claim that may be brought by such consenting Eligible Holder pursuant to the relevant Existing Indenture in respect of such unpaid interest.

In the event that the DGL1 Scheme is consummated and no DGL2 Scheme is consummated, DGL2 is expected to be placed into liquidation. If this occurs, Eligible Holders of the Existing DGL2 Notes that do not tender their Existing DGL2 Notes would be entitled to receive interest due on March 30, 2020 or April 1, 2020, as applicable, but may not be able to recover such interest or any additional interest or principal as a result of such liquidation. See “Risk Factors—Risks Relating to the Non-Tendering Holders of the Existing Notes—If you are an Eligible Holder of

Existing Notes and you do not tender your Existing Notes and the Tender Offers are consummated, you may ultimately find that the Existing Notes Issuers could be unable to repay or refinance such non-tendered Existing Notes.”

If an Eligible Holder tenders Existing Notes in a Tender Offer, such Eligible Holder will be deemed to have delivered the Waivers. Waivers will become effective, with respect to an Existing Indenture, upon the receipt of Waivers from Eligible Holders holding the majority of the outstanding aggregate principal amount of the applicable series of Existing Notes, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes, provided that the Reports Waiver and Interest Payment Waiver will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to such Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect such Existing Notes.

The Proposed Event of Default Amendment

The following summarizes the Proposed Event of Default Amendment for which consents are being sought pursuant to the Solicitations with respect to each of the Existing Indentures. The summary of the provisions of the Existing Indentures affected by the Proposed Event of Default Amendment set forth below is qualified in its entirety by reference to the full and complete terms in the Existing Indentures, copies of which are available upon request without charge from the Information Agent or us. Capitalized terms used in the summary below but not defined in this offering memorandum have the meanings given to them in the applicable Existing Indenture. The Proposed Event of Default Amendment with respect to each Existing Indenture would amend Section 6.01(a)(i) in the Existing Indentures to extend the grace period set forth therein from 30 to 180 days.

If an Eligible Holder tenders Existing Notes in a Tender Offer, such Eligible Holder will be deemed to have delivered a consent to the Proposed Event of Default Amendment. The Proposed Event of Default Amendment will become effective, with respect to an Existing Indenture, upon the receipt of consents from Eligible Holders holding the majority of the outstanding aggregate principal amount of the applicable series of Existing Notes, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes, provided that it will cease to be effective if the applicable Tender Offer is terminated or withdrawn without the commencement of a Scheme with respect to such Existing Notes or if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect such Existing Notes.

If the Proposed Event of Default Amendment becomes effective with respect to an Existing Indenture, the holders of any untendered Existing Notes of the applicable series will be bound thereby.

Pursuant to the terms of each Existing Indenture, the Proposed Event of Default Amendment set forth below requires the written consent of the Eligible Holders of a majority in aggregate principal amount of the outstanding Existing Notes issued under such Existing Indenture.

Description of the New DGL0.5 Unsecured Notes

The definitions of certain terms used in this description are set forth under the sub-heading “—Certain Definitions.” In this “Description of Notes,” the word “Issuer” refers to Digicel Group 0.5 Limited (“DGL0.5”), and not to any of its Subsidiaries. The word “Notes” refers also to “book-entry interests” in the Notes, as defined herein.

The Issuer will issue the Notes (as defined below) offered hereby under an indenture to be dated as of the Issue Date (the “Indenture”) between the Issuer and Deutsche Bank Trust Company Americas, as trustee for the Notes (the “Trustee”). The terms of the Notes include those set forth in the Indenture. The Indenture is not required to be nor will it be qualified under the Trust Indenture Act of 1939.

The following description is a summary of the material terms of the Indenture. It does not, however, restate the Indenture in its entirety, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Notes and the Indenture, as applicable. You should read the Indenture because it contains additional information and because it and not this description defines your rights as a holder of the Notes. A copy of the proposed form of the Indenture may be obtained by requesting it from the Issuer at the address indicated under “Summary—Corporate Information.”

Brief Description of the Notes

The Notes will:

(a)	be the Issuer’s general unsecured obligations;

(b)	mature on April 1, 2025; and

(c)	be guaranteed on a senior unsecured basis by the Subsidiaries of the Issuer that may in the future guarantee other Debt of the Issuer.

Guarantees

On the Issue Date, the Notes will not be guaranteed by any of the Issuer’s Subsidiaries. However, after the Issue Date, certain of the Issuer’s Restricted Subsidiaries may be required to become Guarantors if they guarantee certain of the Issuer’s Debt (subject to certain provisions described below) as contemplated by “—Certain Covenants—Future Guarantees.”

Holding Company Structure

The Issuer is a holding company for its Subsidiaries, with no material operations of its own and only limited assets. Accordingly, the Issuer is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its obligations.

Ranking of the Notes

The Notes will:

(a)	be general unsecured obligations of the Issuer;

(b)	rank equally in right of payment with all existing and future unsubordinated indebtedness of the Issuer;

(c)	rank senior in right of payment to all of the Issuer’s existing and future unsecured indebtedness that is subordinated in right of payment to the Notes; and

(d)	be structurally subordinated to (x) all Debt and other liabilities of the Issuer’s Subsidiaries, none of which will initially guarantee the Notes, and (y) any of the Issuer’s secured debt to the extent of the value of the assets securing such debt.

Although the Indenture will contain limitations on the amount of additional Debt that the Issuer and its Restricted Subsidiaries may incur, the amount of such additional Debt could be substantial.

Under the circumstances described under the caption “—Certain Covenants—Designation of Unrestricted and Restricted Subsidiaries,” the Issuer will be permitted to create and designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” As of the Issue Date, each of Digicel (CA) Limited and Turgeau Holdings Limited and their respective Subsidiaries will be an Unrestricted Subsidiary. Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.

Principal, Maturity and Interest

The Notes will mature on April 1, 2025 and 100% of the principal amount thereof shall be payable on such date, unless redeemed prior thereto as described herein. The Issuer will issue up to $400 million aggregate principal amount of senior secured cash pay/PIK notes due 2025 (the “Notes”) in connection with the Transactions. Subject to the payment of PIK Interest (as defined below), the Notes will be issued only in fully registered form, without coupons, in denominations of $1.00 and any integral multiple of $1.00 above such amount. PIK Interest on the Notes will be paid in denominations of $1.00 and integral multiples of $1.00 in excess thereof and thereafter, the minimum denomination of the Notes will be $1.00 and integral multiples of $1.00 in excess thereof. Subject to the covenant described under “—Certain Covenants—Limitation on Debt,” the Issuer is permitted to issue additional Notes (in addition to any PIK Notes) under the Indenture (“Additional Notes”) from time to time, provided that if the Additional Notes are not fungible with the Notes for U.S. income tax purposes, the Additional Notes will have a separate CUSIP number. The Notes and any Additional Notes will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and in this “Description of Notes” references to the “Notes” include references to any Additional Notes that are actually issued.

Each Note will bear cash interest at a rate of 5.0% per annum semi-annually from the Issue Date. In addition, interest will be paid by increasing the principal amount of the outstanding Notes or by issuing Notes (such notes, “PIK Notes”) (rounded up to the nearest $1.00) (“PIK Interest”), having the same terms and conditions as the Notes (in each case, a “PIK Payment”). PIK Interest on the Notes will accrue at a rate of 3.0% per annum commencing on the Issue Date. Interest will be payable on each Note on April 1 and October 1 of each year, commencing on October 1, 2020, and at maturity. The Issuer will pay interest on each Note in respect of the principal amount thereof outstanding to those persons who were holders of record on the March 15 or September 15, as the case may be, immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will be paid on overdue principal and other overdue amounts at the same rate and in the same combination of cash and PIK Notes. The Issuer may, at its option, pay PIK Interest at a rate of 8.0% per annum with no cash interest on the first two interest payment dates following the Issue Date. The Issuer shall provide notice of such election no later than 10 business days prior to the record date.

The Issuer will pay cash interest on overdue installments of principal and interest at 1% per annum in excess of the above cash interest rate.

Notwithstanding the foregoing, any interest otherwise payable in PIK Notes upon redemption, required repurchase or Maturity shall be paid in cash.

Transfer and Exchange

A holder of Notes may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Additional Amounts

All payments that the Issuer makes under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of (i) any jurisdiction in which the Issuer is incorporated, organized or otherwise considered to be a resident or maintaining a permanent establishment or doing business for tax purposes or (ii) any jurisdiction from or through which the Issuer makes any payment on the Notes or by or within any department or political subdivision thereof or therein having the power to tax (each of clauses (i) and (ii), a “Relevant Taxing Jurisdiction”), unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration of law. If the Issuer is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, the Issuer will pay additional amounts in cash (“Additional Amounts”) as may be necessary to ensure that the net amount received by each holder of the Notes after such withholding or deduction (including withholding or deduction attributable to Additional Amounts payable hereunder) will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted.

The Issuer will not, however, pay Additional Amounts to a holder or beneficial owner of Notes:

(a)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the holder’s or beneficial owner’s present or former connection with the Relevant Taxing Jurisdiction (other than a connection arising by reason of the acquisition, ownership, holding or disposition of Notes or by reason of the receipt of payments thereunder or the exercise or enforcement of rights under any Notes or the Indenture);

(b)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the failure of the holder or beneficial owner of Notes, following the Issuer’s timely written request addressed to the holder, to the extent such holder or beneficial owner is legally entitled to do so, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction);

(c) in respect of any Tax imposed or withheld pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), as of the date of the indenture (or any amended or successor version of such sections that is substantively comparable and not materially more onerous to comply with), current or future Treasury Regulations issued thereunder or any official interpretation thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code as of the date of the indenture (or any amended or successor version described above), and any intergovernmental agreement (or related governmental regulations, rules or official administrative practices) implementing the foregoing;

(d)	with respect to any estate, inheritance, gift, sales, transfer or personal property tax or any similar Taxes;

(e)	if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment and the Taxes giving rise to such Additional Amounts would not have been imposed on such payment had such holder been the beneficiary, partner or sole beneficial owner, as the case may be, of such Note (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or sole beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or sole beneficial owner);

(f)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for whichever occurs later; and

(g)	with respect to any combination of the items listed above.

The Issuer will (i) make such withholding or deduction required by applicable law and (ii) timely remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer will make all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes, in such form as provided in the ordinary course by the Relevant Taxing Jurisdiction. The Issuer will provide to the Trustee, within a reasonable time after the date the payment of any Taxes so deducted or withheld are due pursuant to applicable law, either a certified copy of tax receipts evidencing such payment, or, if such tax receipts are not reasonably available to the Issuer, such other documentation that provides reasonable evidence of payment of such Taxes by the Issuer as is reasonably satisfactory to the Trustee.

At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter), the Issuer will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the relevant payment date. The Issuer will promptly publish a notice in accordance with the provisions set forth in “—Notices” stating that such Additional Amounts will be payable and describing the obligation to pay such amounts.

The Issuer will indemnify and hold harmless the holders of Notes, and, upon written request of any holder of Notes, reimburse such holder for the amount of (i) any Taxes levied or imposed by a Relevant Taxing Jurisdiction and payable by such holder in connection with payments made under or with respect to the Notes held by such holder; and (ii) any Taxes levied or imposed by a Relevant Taxing Jurisdiction with respect to any reimbursement under the foregoing clause (i) or this clause (ii), so that the net amount received by such holder after such reimbursement will not be less than the net amount such holder would have received if the Taxes giving rise to the reimbursement described in clauses (i) and/or (ii) had not been imposed, provided, however, that the indemnification obligation provided for in this paragraph shall not extend to Taxes imposed for which the eligible holder of the Notes would not have been eligible to receive payment of Additional Amounts pursuant to exceptions (a) through (g) above or to the extent such holder received Additional Amounts with respect to such payments.

In addition, the Issuer will pay any present or future stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including interest and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the execution, issue, registration or delivery of the Notes or any other document or instrument referred to thereunder and any such taxes, charges or duties imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Notes and/or any other such document or instrument and the Issuer agrees to indemnify the holders for any such Taxes paid by or on behalf of such holders.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any successor Person to the Issuer and to any jurisdiction in which such successor is incorporated, organized or is otherwise considered to be a resident for tax purposes or maintaining a permanent establishment or doing business for Tax purposes or any jurisdiction from or through which payment is made by or on behalf of such successor or its respective agents and any political subdivision or taxing authority or agency thereof or therein. Whenever the Indenture or this “Description of Notes” refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference includes the payment of Additional Amounts or indemnification payments as described hereunder, if applicable.

Optional Redemption

Optional Redemption on or after the Issue Date

At any time, upon not less than 15 nor more than 60 days’ notice, the Issuer may redeem all or part of the Notes at the redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. These redemptions will be in a minimum amount of $200,000 and multiples thereof of $1,000. This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

If the Issuer redeems less than all of the outstanding Notes, the Trustee shall select the Notes to be redeemed in the manner described under “Redemption, Selection and Notice.”

Redemption Upon Changes in Withholding Taxes

If, as a result of:

(a)	any amendment to, or change in, the laws (or regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction which amendment or change is not publicly announced prior to the date of this offering memorandum, and becomes effective on or after the date of this offering memorandum (or, if a Relevant Taxing Jurisdiction becomes a Relevant Taxing Jurisdiction on a date after the date of this offering memorandum, on or after such later date); or

(b)	any change in, or amendment to, the official application or official interpretation of the laws, treaties, regulations or rulings of any Relevant Taxing Jurisdiction applicable to the Issuer which change or amendment is not publicly announced prior to the date of this offering memorandum, and becomes effective on or after the date of this offering memorandum (or, if a Relevant Taxing Jurisdiction becomes a Relevant Taxing Jurisdiction on a date after the date of this offering memorandum, on or after such later date) (each of the foregoing in clause (a) and (b), a “Change in Tax Law”), the Issuer would be obligated to pay, on the next date for any payment, Additional Amounts or indemnification payments as described above under “—Additional Amounts” with respect to the Relevant Taxing Jurisdiction, which the Issuer reasonably determines it cannot avoid by the use of reasonable measures available to it, then the Issuer may redeem all, but not less than all, of the Notes, at any time thereafter, upon not less than 15 nor more than 60 days’ notice, at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date. Prior to the giving of any notice of redemption described in this paragraph, the Issuer will deliver to the Trustee:

(a)	an Officer’s Certificate stating that it is entitled to effect such redemption and that the obligation to pay such Additional Amounts or indemnification payments cannot be avoided by the Issuer’s taking reasonable measures available to it; and

(b)	a written opinion of an independent legal counsel to the Issuer of recognized standing and reasonably satisfactory to the Trustee to the effect that the Issuer has or will become obligated to pay such Additional Amounts or indemnification payments as a result of a Change in Tax Law.

The Issuer will publish a notice of any optional redemption of the Notes described above in accordance with the provisions of the Indenture described under “—Notices.” Notwithstanding the foregoing, no such notice of redemption may be given more than 60 days before or 365 days after the Issuer first becomes liable to pay any Additional Amount or indemnification payments.

The foregoing will apply (a) to any Guarantor only if the payment giving rise to such requirement cannot be made by the Issuer or another Guarantor without the obligation to pay Additional Amounts and (b) mutatis mutandis to any successor Person and to any jurisdiction in which any successor Person is incorporated or organized or otherwise considered to be a tax resident or maintaining a permanent establishment or doing business for Tax purposes or any jurisdiction from or through which any payment on the Notes or any Notes Guarantee is made by or on behalf of such successor Person and any political subdivision or taxing authority or agency thereof or therein.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase the Notes as described under the captions “—Purchase of Notes upon a Change of Control” and “—Certain Covenants—Limitation on Sale of Certain Assets.” The Issuer and the Restricted Subsidiaries may at any time and from time to time purchase Notes in the open market or otherwise, subject to compliance with applicable securities laws.

Redemption, Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method, in each case in accordance with the procedures of DTC.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 15 but not more than 60 days before the purchase or redemption date to each holder of Notes at such holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. In addition, any redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent including, but not limited to, completion of an Equity Offering, a refinancing transaction or any other corporate transactions. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

Purchase of Notes upon a Change of Control

If a Change of Control occurs at any time, then the Issuer must make an offer (a “Change of Control Offer”) to each holder of Notes to purchase such holder’s Notes, in whole or in part in integral multiples of $1,000, at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant regular record dates that are prior to the Change of Control Purchase Date to receive interest due on an interest payment date). Purchases made under a Change of Control Offer will also be subject to other procedures set forth in the Indenture.

Within 30 days following any Change of Control, the Issuer will send notice of the Change of Control Offer by first-class mail, with a copy to the Trustee, to each holder of Notes to the address of such holder appearing in the security register, which notice will state:

(i)	that a Change of Control has occurred, and the date it occurred;

(ii)	the circumstances and relevant facts regarding such Change of Control;

(iii)	the Change of Control Purchase Price and the Change of Control Purchase Date, which will be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations;

(iv)	that any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Purchase Date unless the Change of Control Purchase Price is not paid;

(v)	that any Note (or part thereof) not tendered will continue to accrue interest; and

(vi)	any other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

The Trustee will promptly authenticate and deliver a new Note or Notes equal in principal amount to any unpurchased portion of Notes surrendered, if any, to the holder of Notes in global form or to each holder of certificated Notes; provided that each such new Note will be in a principal amount of $200,000 or an integral multiple of $1,000 above such amount. The Issuer will publicly announce the results of a Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The ability of the Issuer to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that would constitute a Change of Control could constitute a default under the Senior Credit Facility, the DIFL Secured Notes, the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes, the PNG Facility or the New DGL0.5 Secured Notes. In addition, certain events that may constitute a change of control under the Senior Credit Facility, the DIFL Secured Notes, the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes, the PNG Facility or the New DGL0.5 Secured Notes may or may not constitute a Change of Control under the Indenture. The Issuer’s future indebtedness and the future indebtedness of its Subsidiaries may also require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of the Notes of their right to require a repurchase of the Notes upon a Change of Control could cause a default under such indebtedness, even if the Change of Control itself does not, due to the possible financial effect on the Issuer of such repurchase.

If a Change of Control Offer is made, the Issuer cannot provide any assurance that it will have available funds sufficient to pay the Change of Control Purchase Price for all the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. If the Issuer fails to make or consummate a Change of Control Offer or pay the Change of Control Purchase Price when due, such failure would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under “—Events of Default.”

Even if sufficient funds were otherwise available, the terms of the other indebtedness of the Issuer and its Subsidiaries may prohibit the prepayment of the Notes prior to their scheduled maturity. If the Issuer was not able to prepay any indebtedness containing any such restrictions or obtain requisite consents, the Issuer would be unable to fulfill its repurchase obligations to holders of Notes who exercise their right to redeem their Notes following a Change of Control, which would cause a Default under the Indenture. A Default under the Indenture, unless waived by holders, would result in a cross-default under certain of the financing arrangements described under “Description of Other Indebtedness.”

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Issuer will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the provisions of the Indenture will not give holders the right to require the Issuer to repurchase the Notes in the event of certain highly leveraged transactions, or certain other transactions, including a reorganization, restructuring, merger or similar transaction and, in certain circumstances, an acquisition by the Issuer’s management or its Affiliates, that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. Any such transaction, however, would have to comply with the applicable provisions of the Indenture, including the “Limitation on Debt” covenant. The existence of a holder of the Notes’ right to require the Issuer to repurchase such holder’s Notes upon a Change of Control may deter a third party from acquiring the Issuer or its Subsidiaries in a transaction which constitutes a Change of Control.

If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Issuer or such third party will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to but excluding the date of redemption.

The Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Indenture by virtue of such conflict.

“Change of Control” means any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Issuer’s outstanding Voting Stock, but excluding (i) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor and (ii) any underwriter in connection with any Equity Offering.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Issuer becomes a direct or indirect wholly owned Subsidiary of a holding company and (2) (a) the direct or indirect holders of the Capital Stock of the ultimate parent holding company immediately following that transaction are substantially the same as the holders of the Issuer’s Voting Stock (or the Voting Stock of any Parent Company of the Issuer, if applicable) immediately prior to that transaction or (b) no “person” or “group” (as those terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner of 50% or more of the total voting power of the Capital Stock of such ultimate parent holding company (other than a Permitted Holder).

Certain Covenants

The Indenture will contain, among others, the following covenants.

Limitation on Debt

(1)   The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or otherwise become liable with respect to any Debt; provided that, (a) the Issuer and any of its Restricted Subsidiaries (other than Digicel Limited and its Subsidiaries) may incur Debt, if immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, on a pro forma basis, the Total Leverage Ratio of the Issuer (but excluding the Consolidated Total Debt and Consolidated Adjusted EBITDA of Digicel Limited and its Subsidiaries) does not exceed 5.5 to 1.0 and (b) Digicel Limited and any of its Subsidiaries may incur Debt, if immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, on a pro forma basis, the Total Leverage Ratio of Digicel Limited does not exceed 5.4 to 1.0.

(2)	This covenant will not, however, prohibit the following (collectively, “Permitted Debt”):

(a)	the incurrence by any Restricted Subsidiary in reliance on this clause (a) of (I) Debt under Credit Facilities, including the DIFL Secured Notes (including the DIFL Secured Notes issued on the Issue Date in connection with the Transactions) and Debt outstanding under the Senior Credit Facility and the PNG Facility on the Issue Date, in an aggregate amount not to exceed the sum of (i) $2,370 million, plus the principal amount of any Debt issued as payment of interest in kind thereon, less any amount of such Debt permanently repaid under the “Limitation on Sale of Certain Assets” covenant plus (ii) [reserved], plus (iii) an unlimited amount so long as, in the case of this clause (iii), on a pro forma basis after giving effect to the incurrence thereof, and the application of the proceeds thereof (other than any Cash funded to the balance sheet of the Issuer) and to any relevant Subject Transaction, the First Lien Net Leverage Ratio does not exceed 1.25 to 1.00 (calculated as if any Debt incurred pursuant to this clause (2)(a)(I)(iii) constituted Consolidated First Lien Net Debt regardless of whether such Debt satisfied the definition thereof); and (II) additional Debt incurred by Digicel Limited and its Restricted Subsidiaries in an aggregate amount not to exceed $100.0 million;

(b)	Debt of the Issuer to any Restricted Subsidiary and/or of any Restricted Subsidiary to the Issuer or any other Restricted Subsidiary; provided that any such Debt of the Issuer to any Restricted Subsidiary must be subordinated in right of payment to the Notes on customary terms;

(c)	to the extent constituting Debt, Sale and Lease-Back Transactions permitted under clause (A) of the proviso in the paragraph set forth under the “Limitation on Sale and Lease-Back Transactions” covenant;

(d)	Debt arising from any agreement providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), or payment obligations in respect of any non-compete, consulting or similar arrangements, in each case incurred in connection with any disposition permitted hereunder, any acquisition or other Investment permitted hereunder or consummated prior to the Issue Date or any other purchase of assets or Capital Stock, and Debt arising from guaranties, letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments securing the performance of the Issuer or any such Restricted Subsidiary pursuant to any such agreement;

(e)	Debt of the Issuer and/or any Restricted Subsidiary (i) pursuant to tenders, statutory obligations (including health, safety and environmental obligations), bids, leases, governmental contracts, trade contracts, surety, indemnity, stay, customs, judgment, appeal, performance and/or return of money bonds or guaranties or other similar obligations incurred in the ordinary course of business and (ii) in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments to support any of the foregoing items;

(f)	Debt of the Issuer and/or any Restricted Subsidiary in respect of commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services, including Debt arising from the financing by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts, including Banking Services Obligations and incentive, supplier finance or similar programs;

(g)	Debt in respect of letters of credit, bankers’ acceptances, bank guaranties or similar instruments supporting trade payables, warehouse receipts or similar facilities entered into in the ordinary course of business;

(h)	guarantees by the Issuer and/or any Restricted Subsidiary of (1) Debt of the Issuer or any Restricted Subsidiary with respect to Debt otherwise permitted to be incurred pursuant to this covenant or (2) Debt of any Parent Company to the extent such Debt is already guaranteed by the Issuer or other Restricted Subsidiaries;

(i)	(i) the Notes, including any PIK Notes (but excluding any other Additional Notes) and (ii) Debt of the Issuer and/or any Restricted Subsidiary existing on the Issue Date after giving effect to the Transactions (other than Debt under the Senior Credit Facility, the PNG Facility and the DIFL Secured Notes), including the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes and the New DGL0.5 Secured Notes;

(j)	Debt of the Issuer and/or any Restricted Subsidiary consisting of (i) the financing of insurance premiums, (ii) take-or-pay obligations contained in supply arrangements in the ordinary course of business and/or (iii) obligations to reacquire assets or inventory in connection with customer financing arrangements in the ordinary course of business;

(k)	[reserved];

(l)	Debt of any Person that becomes a Restricted Subsidiary or Debt assumed in connection with an acquisition or other Investment permitted hereunder after the Issue Date; provided that such Debt (i) existed at the time such Person became a Restricted Subsidiary or the assets subject to such Debt were acquired (ii) was not created or incurred in anticipation thereof and (iii) if the acquisition is by the Issuer or a Restricted Subsidiary other than Digicel Limited or any of its Restricted Subsidiaries, the Total Leverage Ratio of the Issuer (but excluding the Consolidated Total Debt and Consolidated Adjusted EBITDA of Digicel Limited and its Subsidiaries), would not (a) exceed 5.5:1 or (b) be higher than the Total Leverage Ratio immediately prior thereto, or if the acquisition is by Digicel Limited or any of its Restricted Subsidiaries, the Total Leverage Ratio of Digicel Limited would not (a) exceed 5.4 to 1.0 or (b) be higher than the Total Leverage Ratio immediately prior thereto, in each case calculated on a pro forma basis after giving effect to the relevant acquisition or other Investment and the incurrence of such Debt and the application of the proceeds thereof;

(m)	Debt consisting of promissory notes issued by the Issuer or any Restricted Subsidiary to any current or former director, officer, employee, member of management, manager or consultant of any parent of the Issuer, the Issuer or any subsidiary (or their respective Immediate Family Members) so long as such Debt is expressly subordinated to any obligations of the Issuer thereof under the Notes;

(n)	any Debt refinancing, refunding or replacing any Debt permitted under paragraph (1) above and clauses (a), (c), (i), (l), (n) and (q) of this paragraph (2) (in any case, including any refinancing,

refunding or replacing Debt incurred in respect thereof, “Refinancing Debt”) and any subsequent Refinancing Debt in respect thereof; provided that

(i)	the principal amount of such Refinancing Debt does not exceed the principal amount of the Debt being refinanced, refunded or replaced, except by (A) an amount equal to unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payments) incurred in connection with the relevant refinancing, refunding or replacement or (B) additional amounts permitted to be incurred pursuant to this covenant (provided that (1) any additional Debt referred to in this clause (B) satisfies the other applicable requirements of this clause (n) (with additional amounts incurred in reliance on this clause (B) constituting a utilization of the relevant basket or exception pursuant to which such additional amount is permitted) and (2) if such additional Debt is secured, the Lien securing such Debt satisfies the applicable requirements of the “Limitation on Liens” covenant);

(ii)	the incurrence thereof shall be without duplication of any amounts outstanding in reliance on the relevant clause of this covenant pursuant to which the Debt being refinanced, refunded or replaced was incurred (i.e., the incurrence of such Refinancing Debt shall not create availability under such relevant clause);

(iii)	except in the case of Refinancing Debt incurred in respect of Debt permitted under clause (a) of this paragraph (2), (A) such Debt, if secured, is secured only by Permitted Liens at the time of such refinancing, refunding or replacement (it being understood that secured Debt may be refinanced with unsecured Debt), (B) such Debt is incurred by the obligor or obligors in respect of the Debt being refinanced, refunded or replaced, except to the extent otherwise permitted pursuant to this covenant and (C) if the Debt being refinanced, refunded or replaced was contractually subordinated to the Notes in right of payment, such Debt is contractually subordinated to the obligations in right of payment on terms not materially less favorable, taken as a whole, to the holders of the Notes than those applicable to the Debt being refinanced, refunded or replaced, taken as a whole;

(iv)	as of the date of the incurrence of such Debt and after giving effect thereto, no payment Default or bankruptcy Event of Default exists;

(v)	[reserved];

(vi)	in the case of Refinancing Debt incurred in respect of Debt permitted under clauses (a) or (i)(ii) of this paragraph (2), the Stated Maturity of such Refinancing Debt is no earlier than the Stated Maturity of the Debt being refinanced;

(vii)	in the case of Refinancing Debt incurred in respect of Debt permitted under clauses (a) or (i)(ii) of this paragraph (2), the Weighted Average Life to Maturity of such Refinancing Debt is equal to or greater than the Weighted Average Life to Maturity of the Debt being refinanced, refunded or replaced; and

(viii)	Refinancing Debt shall not include Debt of the Issuer or a Restricted Subsidiary that refinances Debt of an Unrestricted Subsidiary;

(o)	[reserved];

(p)	Debt of the Issuer and/or any Restricted Subsidiary under any Derivative Transaction not entered into for speculative purposes;

(q)	(i) Debt of Digicel Pacific Limited and any of its Restricted Subsidiaries not to exceed at any time $100 million outstanding in the aggregate and (ii) Debt of Digicel Limited and any of its Restricted Subsidiaries not to exceed at any time $200 million outstanding in the aggregate;

(r)	[reserved];

(s)	Debt (including obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments with respect to such Debt) incurred by the Issuer and/or any Restricted Subsidiary in respect of workers compensation claims, unemployment insurance (including premiums related thereto), other types of social security, pension obligations, vacation pay, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance obligations not in connection with the borrowing of money or the obtaining of advances or credit;

(t)	obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Restricted Subsidiary of the Issuer to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States; and

(u)	Disqualified Capital Stock issued to and held by the Issuer or any Restricted Subsidiary.

(3)   For purposes of determining any particular amount of Debt under this “Limitation on Debt” covenant:

(a)	obligations with respect to letters of credit, guarantees or Liens, in each case supporting Debt otherwise included in the determination of such particular amount will not be included;

(b)	any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant will not be treated as Debt; and

(c)	accrual of interest, accrual of dividends, the accretion of accreted value, the obligation to pay commitment fees and the payment of interest in the form of additional Debt will not be treated as Debt.

The Issuer may not incur any Debt that is subordinated in right of payment to other Debt of the Issuer unless such Debt is also subordinated in right of payment to the Notes on substantially identical terms. This covenant does not apply to distinctions between categories of Debt that exist by reason of any Liens or Guarantees securing or in favor of some but not all of such Debt.

Limitation on Restricted Payments

(1)       The Issuer and its Restricted Subsidiaries will not pay or make, directly or indirectly:

(a)	any dividend or other distribution on account of any shares of any class of the Capital Stock of the Issuer or any Restricted Subsidiary, except a dividend payable solely in shares of Qualified Capital Stock to the holders of such class and any dividend on any class of Capital Stock of any Restricted Subsidiary so long as the Issuer (or its Restricted Subsidiary) receives its pro rata share based on its relative ownership of such class;

(b)	any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of the Capital Stock of the Issuer;

(c)	any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of the Capital Stock of the Issuer outstanding on the Issue Date or thereafter;

(d)	(i) any principal payment on, or any payment made to repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Debt (except (A) Debt permitted under clause (2)(b) under the heading “—Limitation on Debt” or (B) the purchase, repurchase or other acquisition of Subordinated Debt purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition) or (ii) any payment (whether of principal, interest or other amounts) on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value any Debt incurred under clause (m) of paragraph (2) of “—Limitation on Debt”; or

(e)	any Investment (other than any Permitted Investment) in any Person;

(each of which is a “Restricted Payment” and which are collectively referred to as “Restricted Payments”).

(2)       Notwithstanding paragraph (1) above, the Issuer and its Restricted Subsidiaries may make a Restricted Payment if, at the time of and after giving pro forma effect to such proposed Restricted Payment:

(a)	no payment Default or Event of Default has occurred and is continuing;

(b)	the aggregate amount of Restricted Payments made after the Issue Date, but excluding any Restricted Payments made pursuant to paragraph (3) below other than pursuant to clauses (j), (k) and (m) of paragraph (3) below, does not exceed:

(i) the sum of, without duplication:

(A)	an amount equal to (a) Consolidated Adjusted EBITDA (which amount may be less than zero) for the cumulative period from and including April 1, 2020 to and including the last day of the most recently ended fiscal quarter of the Issuer prior to such date for which consolidated financial statements of the Issuer have been delivered (treated as one accounting period), minus (b) the product of (x) 1.20 and (y) aggregate Consolidated Interest Expense (for purposes of this definition, calculated excluding any interest expense attributable to Debt permitted pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,”) for such cumulative period; plus

(B)	the amount of any capital contributions or other proceeds of any issuance of Capital Stock (other than any amounts (x) constituting an Available Excluded Contribution Amount (as defined below), proceeds of an issuance of Disqualified Capital Stock or proceeds of any capital contributions or issuance of Capital Stock in connection with the Transactions or (y) received from the Issuer or any Restricted Subsidiary) received as Cash equity by the Issuer, plus the Fair Market Value of Cash Equivalents, marketable securities or other property received by the Issuer or any Restricted Subsidiary as a capital contribution or in return for any issuance of Capital Stock (other than any amounts (x) constituting an Available Excluded Contribution Amount or proceeds of any issuance of Disqualified Capital Stock or (y) received from the Issuer or any Restricted Subsidiary), in each case, during the period from and including the day immediately following the Issue Date through and including such time of determination; plus

(C)	the aggregate principal amount of any Debt or Disqualified Capital Stock, in each case, of the Issuer or any Restricted Subsidiary issued after the Issue Date (other than Debt or such Disqualified Capital Stock issued to the Issuer or any Restricted Subsidiary), which has been converted into or exchanged for Capital Stock of the Issuer, any Restricted Subsidiary or any Parent Company that does not constitute Disqualified Capital Stock, together with the Fair Market Value of any cash or Cash Equivalents and the Fair Market Value of any property or assets received by the Issuer or such Restricted Subsidiary upon such exchange or conversion, in each case, during the period from and including the day immediately following the Issue Date through and including such time of determination; plus

(D)	the net proceeds received by the Issuer or any Restricted Subsidiary during the period from and including the day immediately following the Issue Date through and including such time of determination in connection with the Disposition to any Person (other than the Issuer or any Restricted Subsidiary) of any Investment made pursuant to this paragraph in an amount not to exceed the original Investment; plus

(E)	to the extent not already reflected as a return of capital with respect to such Investment for purposes of determining the amount of such Investment, the proceeds received by the Issuer or any Restricted Subsidiary during the period from and including the day immediately following the Issue Date through and including such time of determination in connection with cash returns, cash profits, cash distributions and similar cash amounts, including cash principal repayments of loans and interest payments on loans, in each case received in respect of any Investment made after the Issue Date pursuant to this paragraph in an amount not to exceed the original Investment or, without duplication, otherwise received by the Issuer or any Restricted Subsidiary from an Unrestricted Subsidiary (including any proceeds received on account of any issuance of equity interests by any Unrestricted Subsidiary (other than solely on account of the issuance of Capital Stock to the Issuer or any Restricted Subsidiary)); plus

(F)	an amount equal to the sum of (A) the amount of any Investments by the Issuer or any Restricted Subsidiary in any Unrestricted Subsidiary made pursuant to this paragraph that has been re-designated as a Restricted Subsidiary, (B) the amount of any Investments by the Issuer or any Restricted Subsidiary in any Unrestricted Subsidiary made pursuant to this paragraph that has been merged, consolidated or amalgamated with or into, or is liquidated, wound up or dissolved into, the Issuer or any Restricted Subsidiary and (C) the Fair Market Value of the property or assets of any Unrestricted Subsidiary that have been transferred, conveyed or otherwise distributed to the Issuer or any Restricted Subsidiary, in each case, during the period from and including the day immediately following the Issue Date through and including such time of determination; and

(c)	(i) with respect to Restricted Payments by the Issuer and any of its Restricted Subsidiaries (other than Digicel Limited and its Subsidiaries), the Total Leverage Ratio of the Issuer (but excluding the Consolidated Total Debt and Consolidated Adjusted EBITDA of Digicel Limited and its Subsidiaries) calculated on a pro forma basis after giving effect to such Restricted Payment, would not exceed 5.5 to 1.0; and

(ii)	with respect to Restricted Payments by Digicel Limited and any of its Subsidiaries, the Total Leverage Ratio of Digicel Limited, calculated on a pro forma basis after giving effect to such Restricted Payment, would not exceed 5.4 to 1.0.

(3)   Notwithstanding paragraphs (1) and (2) above, the Issuer and its Restricted Subsidiaries may take the following actions:

(a)    the Issuer or any Restricted Subsidiary may make Restricted Payments to the extent necessary to permit any Parent Company:

(i)	to pay general administrative costs and expenses (including corporate overhead, legal or similar expenses and customary salary, bonus and other benefits payable to directors, officers, employees, members of management, managers and/or consultants of any Parent Company) and franchise fees and franchise taxes and similar fees, taxes and expenses required to maintain the organizational existence of such Parent Company, in each case, which are reasonable and customary and incurred in the ordinary course of business, plus any reasonable and customary indemnification claims made by directors, officers, members of management, managers, employees or consultants of any Parent Company, in each case, to the extent attributable to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of any such amount, if any, that is attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(ii)	to pay audit and other accounting and reporting expenses of such Parent Company to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such expenses, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(iii)	for the payment of insurance premiums to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(iv)	to pay (x) customary fees and expenses related to any debt and/or equity offerings (including refinancings), investments and/or acquisitions permitted under the Indenture (whether or not consummated, and including advisory, refinancing, subsequent transaction and exit fees of any

Parent Company of the Issuer) and expenses and indemnities of any trustee, agent, arranger, underwriter or similar role and (y) after the consummation of an initial public offering or the issuance of public debt securities, Public Company Costs (but excluding, in each case, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries); and

(v)	to finance any Investment permitted under this covenant (provided that (x) any Restricted Payment under this clause (3)(a)(v) shall be made substantially concurrently with the closing of such Investment and (y) the relevant Parent Company shall, promptly following the closing thereof, cause (A) all property acquired to be contributed to the Issuer or one or more of its Restricted Subsidiaries or (B) the merger, consolidation or amalgamation of the Person formed or acquired into the Issuer or one or more of its Restricted Subsidiaries, in order to consummate such Permitted Investment as if undertaken as a direct Investment by the Issuer or the relevant Restricted Subsidiary);

(b)	the Issuer or any Restricted Subsidiary may pay (or make Restricted Payments to allow any Parent Company to pay) for the repurchase, redemption, retirement or other acquisition or retirement for value of Capital Stock of any Parent Company or any subsidiary held by any future, present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or Immediate Family Member thereof) of any Parent Company, the Issuer or any subsidiary, other than the Controlling Holder:

(i)	in accordance with the terms of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” so long as the aggregate amount of all cash payments made in respect of such promissory notes, together with the aggregate amount of Restricted Payments made pursuant to sub-clause (iv) of this clause (b) below, does not exceed $25.0 million in any fiscal year, which, if not used in any fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

(ii)	with the proceeds of any sale or issuance of, or of any capital contribution in respect of, the Capital Stock of the Issuer or any Parent Company (to the extent such proceeds are contributed to the Issuer or any Restricted Subsidiary in respect of Qualified Capital Stock issued by the Issuer or such Restricted Subsidiary);

(iii)	with the net proceeds of any key-man life insurance policies; or

(iv)	with Cash and Cash Equivalents in an amount not to exceed, together with the aggregate amount of all cash payments made pursuant to sub-clause (i) of this clause (b) in respect of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” $25.0 million in any fiscal year, which, if not used in any fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

(c)	the Issuer or any Restricted Subsidiary may make Restricted Payments in an amount not to exceed the portion, if any, of the Available Excluded Contribution Amount on the date that the Issuer elects to apply to this clause;

(d)	the Issuer or any Restricted Subsidiary may make Restricted Payments (i) to any Parent Company to enable such Parent Company to make cash payments in lieu of the issuance of fractional shares and (ii) consisting of (A) payments made or expected to be made in respect of withholding or similar taxes payable by any future, present or former officers, directors, employees, members of management, managers or consultants of the Issuer, any Restricted Subsidiary or any Parent Company or any of their respective Immediate Family Members and/or (B) repurchases of Capital Stock in consideration of the payments described in sub-clause (A) above, including demand repurchases in connection with the exercise of stock options, in each case in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of such Parent Company, share splits, reverse share splits (or any combination thereof);

(e)	the Issuer or any Restricted Subsidiary may repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), or make Restricted Payments to any Parent Company to enable it to repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represents all or a portion of the exercise price of, or tax withholdings with respect to, such warrants, options or other securities convertible into or exchangeable for Capital Stock as part of a “cashless” exercise;

(f)	the Issuer or any Restricted Subsidiary may make any Restricted Payments in connection with the Transactions, including any distribution of cash to any Parent Company to fund any cash consideration (including accrued interest) paid in the Transactions;

(g)	following the consummation of the first Qualifying IPO, the Issuer or any Restricted Subsidiary may (or may make Restricted Payments to any Parent Company to enable it to) make Restricted Payments with respect to any Capital Stock in an amount not to exceed an amount equal to 6.00% per annum of the net cash proceeds received by or contributed to the Issuer from any Qualifying IPO; provided, that no Event of Default shall have occurred and be continuing;

(h)	the Issuer or any Restricted Subsidiary may make Restricted Payments to (i) redeem, repurchase, retire or otherwise acquire any (A) Capital Stock (“Treasury Capital Stock”) of the Issuer and/or any Restricted Subsidiary or (B) Capital Stock of any Parent Company, in the case of each of sub-clauses (A) and (B), in exchange for, or out of the proceeds of the substantially concurrent sale (other than to the Issuer and/or any Restricted Subsidiary) of, Qualified Capital Stock of the Issuer or any Parent Company to the extent any such proceeds are contributed to the capital of the Issuer and/or any Restricted Subsidiary in respect of Qualified Capital Stock (“Refunding Capital Stock”) and (ii) declare and pay dividends on any Treasury Capital Stock out of the proceeds of the substantially concurrent sale (other than to the Issuer or a Restricted Subsidiary) of any Refunding Capital Stock;

(i)	to the extent constituting a Restricted Payment, the Issuer or any Restricted Subsidiary may consummate any transaction permitted under the definition of “Permitted Investments” (other than clauses (j) and (t) thereof), under “Limitation on Sale of Certain Assets,” (other than a transaction exempt therefrom pursuant to clause (vi) of the definition of “Asset Sale”) and the “Limitation on Transactions with Affiliates” covenant (other than clause (iv) thereof);

(j)	the Issuer or any Restricted Subsidiary may make additional Restricted Payments in an aggregate amount not to exceed $150.0 million minus the outstanding amount of Investments made by the Issuer or any Restricted Subsidiary in reliance on clause (q)(ii) under the definition of “Permitted Investments;” provided, that no payment Default or Event of Default shall have occurred and be continuing;

(k)	the Issuer or any Restricted Subsidiary may pay any dividend or consummate any redemption within 60 days after the date of the declaration thereof or the provision of a redemption notice with respect thereto, as the case may be, if at the date of such declaration or notice, the dividend or redemption contemplated by such declaration or redemption notice would have complied with the provisions hereof;

(l)	[reserved];

(m)	the Issuer or any Restricted Subsidiary may make additional Restricted Payments so long as the Total Leverage Ratio of the Issuer, calculated on a pro forma basis, would not exceed 4.0 to 1.0; provided, that no payment Default or Event of Default has occurred and is continuing or would result therefrom;

(n)	the Issuer may make Restricted Payments to fund any payment of interest on Exchange Debt, so long as, on a pro forma basis immediately after giving effect to such Restricted Payments and the incurrence of any Debt in connection therewith, no Default or Event of Default shall have occurred and be continuing;

(o)	(A) for any taxable period for which the Issuer and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state, local or

non-U.S. income tax purposes of which a direct or indirect parent of the Issuer is the common parent (a “Tax Group”), the Issuer and each of its subsidiaries may make additional Restricted Payments the proceeds of which shall be used by such common parent (or any direct or indirect equity holder of the Issuer) to pay the portion of any U.S. federal, state, local or non-U.S. income Taxes of such Tax Group, or any franchise taxes imposed in lieu thereof, for such taxable period that are attributable to the income of the Issuer and/or its subsidiaries, provided that such amount shall not be greater than the amount of U.S. federal, state, local and non-U.S. income taxes, as applicable, that would have been paid by the Issuer and its Subsidiaries for such taxable period if the Issuer and each of its Subsidiaries, as applicable, had been a stand-alone corporate taxpayer or stand-alone group of corporate taxpayers filing on a combined unitary or consolidated basis for all fiscal years ending after the Issue Date of which the Issuer is the Parent Company (taking into account any net operating loss carryforwards attributable to the Issuer and its Subsidiaries, as the case may be) and (B) without duplication of Restricted Payments made under sub-clause (A) of this clause, if the Issuer is a flow-through entity for tax purposes, the Issuer and each of its subsidiaries may make additional Restricted Payments to any direct or indirect owner at the times and in the amounts necessary to enable such owner-Person to pay its Tax obligations attributable to its direct or indirect ownership in the Issuer with respect to such taxable period (taking into account any cumulative net taxable loss of the Issuer allocated to such owner-Person, to the extent such loss is of a character that would allow such loss to be available to reduce Taxes in the current taxable period, and the character (e.g. long-term or short-term capital gain or ordinary or exempt) of the applicable income to the extent reasonably determinable);

(p)	the Issuer or any Restricted Subsidiary may make any Restricted Payments required by the terms of any Disqualified Capital Stock permitted to be incurred pursuant to the “Limitation on Debt” covenant;

(q)	the Issuer or any Restricted Subsidiary may make a distribution of the Capital Stock of, or debt owed to the Issuer, any Guarantor or any Restricted Subsidiary by, (x) any Unrestricted Subsidiary or (y) any Restricted Subsidiary that is the equity owner of an Unrestricted Subsidiary, so long as such Restricted Subsidiary owns no assets other than Capital Stock of an Unrestricted Subsidiary; provided in each case that any such Capital Stock or debt that represents an Investment by the Issuer or any Restricted Subsidiary shall be deemed to continue to charge (as utilization) the respective clause under the definition of “Permitted Investments” pursuant to which such Investment was made;

(r)	the Issuer or any Restricted Subsidiary may make payments or distributions to satisfy dissenters’ rights pursuant to or in connection with any acquisition, merger, consolidation, amalgamation or disposition that complies with the “Limitation on Sale of Certain Assets” covenant;

(s)	Restricted Subsidiaries may make distributions in connection with the acquisition of additional Capital Stock in any Restricted Subsidiary from minority equity holders;

(t)	the repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Subordinated Debt in exchange for, or out of the Net Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of the Issuer’s Qualified Capital Stock; and

(u)	the purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Debt (other than Disqualified Capital Stock) in exchange for, or out of the Net Proceeds of a substantially concurrent incurrence (other than to a Subsidiary) of, Refinancing Debt.

(4)       Notwithstanding the foregoing, no Investments (including, for the avoidance of doubt, as a Permitted Investment) shall be made in Digicel Holdings (Central America) Limited, its Subsidiaries or any other Person directly or indirectly operating businesses in Panama, other than (x) Investments in an aggregate principal amount not to exceed $25.0 million after the Issue Date, (y) Investments that refinance or replace existing Investments; provided that no such Investment shall exceed the amount of such existing Investment or (z) Investments pursuant to agreements in effect on the date of this offering memorandum.

Limitation on Transactions with Affiliates

(a)       The Issuer will not, and will not permit any of its Restricted Subsidiaries to enter into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payment in excess of $25.0 million in any individual transaction with any of their respective Affiliates on terms that are less favorable to the Issuer or such Restricted Subsidiary, as the case may be (as determined by the Issuer in good faith), than those that might be obtained at the time in a comparable arm’s-length transaction from a Person who is not an Affiliate.

(b)       In addition, prior to entering into (A) a Disposition of any assets of the Issuer or any Restricted Subsidiary to Denis O’Brien or any of his controlled Affiliates (“Controlling Holder”) (other than the Issuer and its Subsidiaries) involving payments and/or other consideration in excess of $5 million or (B) any other transaction with a Controlling Holder with an expected aggregate value at the time the transaction is entered into involving payments in excess of $25.0 million, the Issuer must in addition obtain a favorable written opinion from a nationally or regionally recognized investment banking, accounting or appraisal firm as to (i) the fairness of the transaction to the Issuer and its Restricted Subsidiaries from a financial point of view or (ii) that such transaction is not materially less favorable to the Issuer and its Restricted Subsidiaries than could be obtained at the time in an arm’s length transaction with a Person who was not an Affiliate.

(c)       Notwithstanding the foregoing, the restrictions set forth in this description will not apply to:

(i)	any transaction between or among the Issuer and/or one or more Restricted Subsidiaries (or any entity that becomes a Restricted Subsidiary as a result of such transaction) to the extent permitted or not restricted by the Indenture;

(ii)	any issuance, sale or grant of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of any Parent Company, the Issuer or any Restricted Subsidiary;

(iii)	provision of administrative, legal and regulatory, engineering, accounting, marketing, insurance and telecommunications services to Subsidiaries of the Issuer and the allocation of the cost of such services and of overhead and corporate group costs among the Issuer and its Subsidiaries consistent with IFRS and the Issuer’s accounting policies generally applied;

(iv)	(A) transactions permitted by clause (m) of paragraph (2) of the “Limitation on Debt” covenant and the “Limitation on Restricted Payments” covenant (including any Permitted Investment other than a Permitted Investment made pursuant to clause (b)(iii) of the definition thereof) and (B) issuances of Capital Stock and issuances and incurrences of Debt not restricted by this Indenture;

(v)	transactions in existence on the Issue Date and any amendment, modification or extension thereof to the extent that such amendment, modification or extension, taken as a whole, is not (A) materially adverse to the holders of the Notes or (B) more disadvantageous to the holders of the Notes than the relevant transaction in existence on the Issue Date;

(vi)	any payments pursuant to a tax sharing agreement between the Issuer and any other Person with which the Issuer files a consolidated tax return or with which the Issuer is part of a consolidated group for tax purposes;

(vii) Guarantees permitted by the “Limitation on Debt” covenant;

(viii) loans and other transactions among the Issuer and any Guarantors to the extent permitted under the Indenture;

(ix)	customary directors’ fees, indemnification, expense reimbursement and similar arrangements (including the payment of directors’ and officers’ insurance premiums), consulting fees, financial advisory fees, employee salaries, bonuses, employment agreements and arrangements, compensation or employee benefit arrangements, including stock options or legal fees, so long as the Issuer’s board of directors (or equivalent body) has approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or payments to be fair consideration therefor;

(x)	the payment of reasonable out-of-pocket costs and expenses related to registration rights and customary indemnities provided to shareholders under any shareholder agreement;

(xi)	(A) any purchase by any Parent Company of the Capital Stock of (or contribution to the equity capital of) the Issuer and (B) any intercompany loans made by any Parent Company to the Issuer or any Restricted Subsidiary; and

(xii) any transaction approved by a majority of the disinterested members of the board of directors (or equivalent governing body) of the Issuer or the applicable Restricted Subsidiary, as the case may be, provided that this exception shall not override clause (b) above.

Digicel Pacific Limited and Digicel Limited

Notwithstanding any other provisions of the Indenture, the Issuer will not permit (a) the transfer of any portion of the businesses or operations of Digicel Pacific Limited or its Subsidiaries (or equity interests therein) to Digicel Limited or any of its Subsidiaries or (b) Investments by Digicel Pacific Limited or its Subsidiaries in Digicel Limited or any of its Restricted Subsidiaries, other than Investments made pursuant to clauses (c), (f), (i), (k), (s), (v) or (y) of the definition of “Permitted Investments,” provided that for purposes of this covenant, Investments made pursuant to clause (f) of such definition shall be limited to Investments existing on, or contractually committed to as of, the date of this offering memorandum.

Limitation on Liens

The Issuer will not create, incur, assume or permit or suffer to exist any Lien (the “Initial Lien”) (except for Permitted Liens) on or with respect to any property of any kind owned by it, whether owned at or acquired after the date of the Indenture, or any income or profits therefrom, unless, (a) in the case of any Lien securing Subordinated Debt, the Issuer’s obligations in respect of the Notes and all other amounts due under the Indenture are directly secured by a Lien on such property that is senior in priority to the Lien securing such Subordinated Debt until such time as such Subordinated Debt is no longer secured by a Lien, and (b) in the case of any other Lien, the Issuer’s obligations in respect of the Notes and all other amounts due under the Indenture are equally and ratably secured with the obligation or liability secured by such Lien.

Any Lien created for the benefit of the Trustee and the holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the Incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt. The “Increased Amount” of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt described in clause (e) of the definition of “Debt.”

Following such time that the DGL0.5 Secured Notes and any Refinancing Debt in respect thereof are repaid, no Liens securing Debt of the Issuer will be permitted.

Limitation on Sale of Certain Assets

(1)       The Issuer will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

(a)	the consideration the Issuer or such Restricted Subsidiary receives for such Asset Sale is not less than the Fair Market Value of the assets sold; and

(b)	at least 75% of the consideration the Issuer or such Restricted Subsidiary receives in respect of such Asset Sale consists of (i) Cash or Cash Equivalents (provided that for purposes of the 75% Cash consideration requirement, (w) the amount of any Debt or other liabilities (other than Debt or other liabilities that are subordinated in right of payment to the Notes or that are owed to the Issuer or any Restricted Subsidiary) of the Issuer or any Restricted Subsidiary (as shown on such Person’s most recent balance sheet or statement of financial position (or in the notes thereto) that are assumed by the transferee of any such assets and for which the Issuer and/or its applicable Restricted Subsidiary have been validly released by all relevant creditors in writing, (x) the amount of any trade-in value applied to the purchase price of any replacement assets acquired in connection with such Asset Sale, (y) any Securities received by the Issuer or any Restricted Subsidiary from such transferee that are converted by such Person into Cash or Cash Equivalents (to the extent of the Cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition and (z) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not in excess of $50.0 million, in each case, shall be deemed to be Cash).

(2)       If the Issuer or any Restricted Subsidiary consummates an Asset Sale, the Net Proceeds of the Asset Sale, within 395 days after the consummation of such Asset Sale, may be used by the Issuer or such Restricted Subsidiary (provided, that if the Issuer or any Restricted Subsidiary has contractually committed to apply such proceeds pursuant to clause (b) below during such period but has not yet applied them, such 395 day period shall be extended by six months) to (a) permanently repay or prepay any then outstanding Debt (or, if such Debt is revolving debt, effect a corresponding permanent commitment reduction) of the Issuer (other than Subordinated Debt), or any Restricted Subsidiary owing to a Person other than the Issuer or a Restricted Subsidiary; provided that, in the case of repayment of unsecured Debt of the Issuer, the Issuer shall equally and ratably reduce obligations under the Notes in accordance with the provisions set forth under “—Optional Redemption,” through open market purchases, or by making an offer (in accordance with the procedures set forth below for an Excess Proceeds Offer) to all holders to purchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes); provided, however, that if an excess proceeds offer to repay or repurchase any Debt of any Restricted Subsidiary of the Issuer is made in accordance with the terms of such Debt, the obligation to permanently reduce Debt of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the excess proceeds offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such excess proceeds offer will be deemed to exist following such excess proceeds offer, or (b) invest in any Replacement Assets, or (c) any combination of the foregoing. The amount of such Net Proceeds not so used as set forth in this paragraph (2) constitutes “Excess Proceeds.” Pending the final application of any such Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the terms of the Indenture.

(3)       When the aggregate amount of Excess Proceeds exceeds $50.0 million, the Issuer will, within 20 Business Days, make an offer to purchase (an “Excess Proceeds Offer”) from all holders of Notes and from the holders of any Pari Passu Debt, to the extent required by the terms thereof, on a pro rata basis, in accordance with the procedures set forth in the Indenture or the agreements governing any such Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1,000) of the Notes and any such Pari Passu Debt that may be purchased with the amount of the Excess Proceeds. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

To the extent that the aggregate principal amount of Notes and any such Pari Passu Debt tendered pursuant to an Excess Proceeds Offer is less than the aggregate amount of Excess Proceeds, the Issuer may use the amount of such Excess Proceeds not used to purchase Notes and Pari Passu Debt (“Declined Proceeds”) for general corporate purposes that are not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any such Pari Passu Debt validly tendered and not withdrawn by holders thereof exceeds the aggregate amount of Excess Proceeds, the Notes and any such Pari Passu Debt to be purchased will be selected by the Trustee on a pro rata basis (based upon the principal amount of Notes and the principal amount or accreted value of such Pari Passu Debt tendered by each holder) and in accordance with the procedures of DTC. Upon completion of each such Excess Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

(4)       [Reserved.]

(5)       If the Issuer is obligated to make an Excess Proceeds Offer, the Issuer will purchase the Notes and Pari Passu Debt, at the option of the holders thereof, in whole or in part in minimum amounts of $200,000 and integral multiples of $1,000 above such amount, on a date that is not earlier than 30 days and not later than 60 days from the date the notice of the Excess Proceeds Offer is given to such holders, or such later date as may be required under the Exchange Act.

If the Issuer is required to make an Excess Proceeds Offer, the Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations, including any securities laws of Bermuda and the requirements of any applicable securities exchange on which Notes are then listed. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with such securities laws and regulations and will not be deemed to have breached our obligations described in this covenant by virtue thereof.

(6)       Notwithstanding anything in this covenant to the contrary, (a) the Issuer shall not be required to make an Excess Proceeds Offer to the extent that the relevant Asset Sale is consummated by any Subsidiary for so long as the Issuer determines in good faith that the repatriation to the Issuer of any such amount would be prohibited or delayed (beyond the time period during which such prepayment is otherwise required to be made pursuant hereto) under any requirement of law or conflict with the fiduciary duties of such Subsidiary’s directors, or result in, or could reasonably be expected to result in, a material risk of personal or criminal liability for any officer, director, employee, manager, member of management or consultant of such Subsidiary (including on account of financial assistance, corporate benefit, thin capitalization, capital maintenance or similar considerations); it being understood and agreed that if the repatriation of the relevant affected Net Proceeds is permitted under the applicable requirement of law and, to the extent applicable, would no longer conflict with the fiduciary duties of such director, or result in, or be reasonably expected to result in, a material risk of personal or criminal liability for the Persons described above, in either case, within 365 days following the receipt of Net Proceeds, the relevant Subsidiary will promptly repatriate the relevant Net Proceeds, and the repatriated Net Proceeds will be promptly (and in any event not later than twenty Business Days after such repatriation) applied (net of additional Taxes payable or reserved against such Net Proceeds, as a result thereof) to an Excess Proceeds Offer to the extent required herein, (b) the Issuer shall not be required to conduct an Excess Proceeds Offer that would otherwise be required to the extent that the relevant Net Proceeds are received by any Joint Venture for so long as the Issuer determines in good faith that the distribution to the Issuer of such Net Proceeds would be prohibited under the organizational documents (or any relevant shareholders’ or similar agreement) governing such Joint Venture; it being understood that if the relevant prohibition ceases to exist within the 365-day period following the receipt of Net Proceeds, the relevant Joint Venture will promptly distribute the relevant Net Proceeds, and the distributed Net Proceeds will be promptly (and in any event not later than twenty Business Days after such distribution) applied (net of additional Taxes payable or reserved against as a result thereof) to make an Excess Proceeds Offer to the extent required herein and (c) if the Issuer determines in good faith that the repatriation to the Issuer of any amounts required to make an Excess Proceeds Offer would result in material adverse tax consequences for the Issuer or any of its Subsidiaries, Affiliates or direct or indirect equity owners, taking into account any foreign tax credit or benefit actually realized in connection with such repatriation (such amount, a “Restricted Amount”), as determined by the Issuer in good faith, the amount the Issuer shall be required to make an Excess Proceeds Offer shall be reduced by the Restricted Amount; provided that to the extent that the repatriation of any Net Proceeds from the relevant Subsidiary would no longer have a material and adverse tax consequence within the 365-day period following the receipt of Net Proceeds, an amount equal to the Net Proceeds not previously applied pursuant to this clause (c), shall be promptly applied to make an Excess Proceeds Offer.

Limitation on Sale and Lease-Back Transactions.

The Issuer will not and will not permit any of its Restricted Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which the Issuer or the relevant Restricted Subsidiary (a) has sold or transferred or is to sell or to transfer to any other Person (other than the Issuer or any of its Restricted Subsidiaries) and (b) intends to use for substantially the same purpose as the property which has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to any Person (other than the Issuer or any of its Restricted Subsidiaries) in connection with such lease (such a transaction, a “Sale and Lease-Back Transaction”); provided that (A) the foregoing restriction shall not apply to Sale and Lease-Back Transactions in respect of towers and other infrastructure equipment owned by the Issuer or any of its Restricted Subsidiaries and used in their public mobile communications networks, or other telephone, telecommunications, broadcasting or other information systems. and related assets and (B) other Sale and Lease-Back Transactions shall be permitted so long as the aggregate principal amount of Debt resulting from such Sale and Lease-Back Transactions (if any) is permitted under the “Limitation on Debt” covenant.

Future Guarantees

The Issuer will cause each of its Restricted Subsidiaries that guarantees any Debt of the Issuer (other than (i) a guarantee by Digical Pacific Limited of the New DGL0.5 Secured Notes and (ii) Debt of the Issuer consisting of a guarantee under the Senior Credit Facility, the DIFL Secured Notes, the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes and other Debt of the Issuer consisting of guarantees of Debt of one or more of the Issuer’s Restricted Subsidiaries) to execute and deliver to the trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes on the terms and conditions set forth in the Indenture.

Each future Guarantee of the Notes by a Restricted Subsidiary is and will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Any future Guarantor of the Notes will be released upon the occurrence of certain events described in the Indenture, including upon release of the guarantee triggering issuance of such Guarantee of the Notes.

Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

(1)       The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits;

(b)	pay any Debt owed to the Issuer or any other Restricted Subsidiary;

(c)	make loans or advances to the Issuer or any other Restricted Subsidiary; or

(d)	transfer any of its properties or assets to the Issuer or any other Restricted Subsidiary.

(2)       The provisions of the covenant described in paragraph (1) above will not apply to:

(a)	encumbrances and restrictions imposed by the Notes, the Indenture, any Debt of any Parent Company outstanding on the Issue Date, the Senior Credit Facility, the DIFL Secured Notes, the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes, the PNG Facility and any security documents related thereto;

(b)	any encumbrances or restrictions created under any agreements with respect to Debt of the Issuer or a Restricted Subsidiary permitted to be incurred subsequent to the date of the Indenture pursuant to the provisions of “—Limitation on Debt,” including encumbrances or restrictions imposed by Debt permitted to be incurred under Credit Facilities or any guarantees thereof in accordance with such covenant; provided that such agreements (i) do not prohibit the payment of interest with respect to the Notes absent a default or event of default or failure to achieve or maintain a specified financial ratio under such agreement, (ii) will not, in the good faith judgment of the Issuer, at the time of incurrence, be likely to materially adversely affect the ability of the Issuer to make principal and interest payments on the Notes when due or (iii) are not materially more restrictive than those in the Senior Credit Facility, the DIFL Secured Notes, the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes or the PNG Facility;

(c)	encumbrances or restrictions contained in any agreement in effect on the date of the Indenture (other than an agreement described in another clause of this paragraph (2));

(d)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, encumbrances and restrictions: (i) that restrict in a customary manner the subletting, assignment or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which the Issuer or any Restricted Subsidiary is a party; and (ii) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(e)	encumbrances or restrictions contained in any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in effect at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(f)	encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by the “Limitation on Sale of Certain Assets” covenant with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of the Issuer’s Subsidiaries by another Person;

(g)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, any customary encumbrances or restrictions pertaining to any asset or property subject to a Lien to the extent set forth in the security document governing such Lien;

(h)	encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(i)	any encumbrances or restrictions existing under any agreement that extends, renews, amends, modifies, restates, supplements, refunds, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (2)(a), (b), and (c); provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable, taken as a whole, to the holders of the Notes than those under or pursuant to the agreement so extended, renewed, amended, modified, restated, supplemented, refunded, refinanced or replaced;

(j)	encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(k)	customary limitations on the distribution or disposition of assets or property in joint venture agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements (or the Persons the Capital Stock of which is the subject of such agreement);

(l)	in the case of clause (1)(d) above, customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capital Leases for property acquired in the ordinary course of business;

(m)	any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements; or

(n)	provisions restricting the granting of a security interest in intellectual property contained in licenses, sublicenses or cross-licenses by the Issuer and its Restricted Subsidiaries of such intellectual property, which licenses, sublicenses and cross-licenses were entered into in the ordinary course of business (in which case such restriction shall relate only to such intellectual property).

Designation of Unrestricted and Restricted Subsidiaries

The Issuer’s board of directors may designate any Subsidiary (including newly acquired or newly established Subsidiaries) to be an “Unrestricted Subsidiary” only if:

(a)	no Default has occurred and is continuing at the time of or after giving effect to such designation;

(b)	the Issuer would be permitted to make an Investment at the time of designation (assuming the effectiveness of such designation) pursuant to the “Limitation on Restricted Payments” covenant or as a Permitted Investment in an amount equal to the Fair Market Value of the Issuer’s interest in such Subsidiary (excluding any investment therein that constituted a Restricted Payment when made); and

(c)	no Unrestricted Subsidiary shall own any Capital Stock in any Restricted Subsidiary of the Issuer (unless such Restricted Subsidiary is also designated as an Unrestricted Subsidiary simultaneously with the aforementioned designation in accordance with the terms of the Indenture) or hold any Debt of or any Lien on any property of the Issuer or its Restricted Subsidiaries (unless the Issuer or such Restricted Subsidiary is permitted hereunder to incur such Debt or grant such Lien in favor of such Unrestricted Subsidiary).

In the event of any such designation, the Issuer will be deemed to have made an Investment constituting a Restricted Payment pursuant to the “Limitation on Restricted Payments” covenant or a Permitted Investment for all purposes of the Indenture in an amount equal to the Fair Market Value of the Issuer’s interest in such Subsidiary (excluding any investment therein that constituted a Restricted Payment when made).

The Indenture will further provide that neither the Issuer nor any Restricted Subsidiary will at any time be directly or indirectly liable for any Debt of any Unrestricted Subsidiary, except to the extent permitted under the “Limitation on Restricted Payments” and “Limitation on Transactions with Affiliates” covenants.

Notwithstanding the foregoing, the Issuer may not designate any Subsidiary as an Unrestricted Subsidiary other than (i) an existing or newly created Subsidiary of an existing Unrestricted Subsidiary or (ii) an Unrestricted Subsidiary formed solely to act as the issuer of Escrow Notes and perform customary related activities. “Escrow Notes” means Debt, 100% of the net proceeds of the issuance of which (together with such additional amounts as may be necessary to fund the repayment thereof and accrued interest through the date of repayment) is and remains deposited to an escrow or segregated account established by the issuer of such Debt that is subject to customary escrow or other control arrangements providing for the prepayment or redemption of such Debt with the proceeds of such Debt in certain circumstances (and otherwise providing for the release of the proceeds of such Debt to the issuer of such Debt (or a successor thereto)).

The Issuer’s board of directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary if:

(a)	no Default or Event of Default has occurred and is continuing at the time of or will occur and be continuing after giving effect to such designation; and

(b)	immediately before and after giving effect to such proposed designation, and after giving pro forma effect to the incurrence of any such Debt of such redesignated Subsidiary as if such Debt was incurred on the date of the redesignation, such Debt could be incurred pursuant to the “Limitation on Debt” covenant.

Any such designation as an Unrestricted Subsidiary or Restricted Subsidiary by the Issuer’s board of directors will be evidenced to the Trustee by filing a resolution of the Issuer’s board of directors with the Trustee giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions, and giving the effective date of such designation. Any such filing with the Trustee must occur within 60 days after the end of the Issuer’s fiscal quarter in which such designation is made (or, in the case of a designation made during the last fiscal quarter of the Issuer’s fiscal year, within 120 days after the end of such fiscal year).

Reports

So long as any Notes are outstanding, the Issuer will furnish to the Trustee:

(a)	its consolidated annual financial statements audited by an internationally recognized firm of independent public accountants within 120 days after the end of the Issuer’s fiscal year and an operating and financial review of the annual financial statements, including a discussion of the results of operations, financial condition, and liquidity and capital resources (which may be provided separately);

(b)	its consolidated quarterly financial statements (including a balance sheet, income statement and cash flow statement for the fiscal quarter or quarters then ended and the corresponding fiscal quarter or quarters from the prior year, and notes thereto) within 60 days of the end of each of the first three fiscal quarters of each fiscal year and an operating and financial review of the quarterly financial statements, including a discussion of the results of operations, financial condition, and material changes in liquidity and capital resources; and

(c)	promptly after the occurrence of any material acquisition, disposition or restructuring or any senior executive officer changes at the Issuer or change in auditors of the Issuer or any other material event that the Issuer or any of its Restricted Subsidiaries announces publicly, a report containing a description of such event;

provided, however, that the foregoing shall not obligate the Issuer to (i) provide any information the Issuer determines in its good faith judgment is not material to holders of the Notes or the business, assets, operations or financial position of the Issuer and its Restricted Subsidiaries, taken as a whole, or (ii) disclose any trade secrets, privileged or confidential information obtained from another Person or competitively sensitive information.

The annual and quarterly financial statements listed in clauses (a) and (b) above (collectively, the “Financial Reports”) will be prepared in accordance with IFRS.

In addition, the Issuer shall furnish to holders of the Notes, prospective investors and securities analysts, upon the requests of such holders, prospective investors or securities analysts, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Exchange Act by Persons who are not “affiliates” under the Securities Act.

The Issuer shall also: (a) post to a secure website any reports delivered to the Trustee; or (b) make available copies of all reports furnished to the Trustee to an information agent that shall furnish the reports to the holders of Notes, prospective investors and securities analysts upon request; provided that the Issuer shall be entitled to suspend compliance with its obligations under this sentence (i) if and so long as the Issuer files Exchange Act reports with the Securities and Exchange Commission or (ii) if the Issuer determines it must do so to comply with its obligations under applicable securities laws, including in connection with the issuance and sale or potential issuance and sale of securities.

The Issuer will, no later than 10 Business Days after providing to the Trustee any Financial Report, hold a call to discuss such Financial Report and the results of operations for the applicable reporting period. The Issuer will also maintain a website to which holders, prospective investors and securities analysts are given access, on which not later than the date by which the Financial Reports are required to be provided to the Trustee pursuant to clause (a) above, the Issuer (i) makes available such Financial Reports and (ii) provides details about how to access on a toll-free basis the quarterly conference calls described above.

Notwithstanding the foregoing, the obligations set forth above may be satisfied with respect to any financial statements of the Issuer by furnishing (a) the applicable financial statements of any Parent Company or (b) the Issuer (or any Parent Company’s), as applicable, Form 10-K or 10-Q, (or Form 20-F or 6-K) as applicable, filed with the SEC or any securities exchange, in each case, within the time periods specified in such paragraphs; provided that (i) to the extent such financial statements relate to any Parent Company, such financial statements shall be accompanied by consolidating information that summarizes in reasonable detail the differences between the information relating to such Parent Company, on the one hand, and the information relating to the Issuer and its Subsidiaries on a standalone basis, on the other hand.

No Financial Report required to be delivered pursuant to this covenant shall be required to include acquisition accounting adjustments relating to any permitted acquisition or other Investment to the extent it is not practicable to include any such adjustments in such Financial Report.

At any time that any of the Issuer’s Subsidiaries are Unrestricted Subsidiaries and any such Unrestricted Subsidiary or a group of Unrestricted Subsidiaries, taken as a whole, would (if it were restricted) constitute a Significant Subsidiary of the Issuer, then the quarterly and annual financial reports required by the first paragraph of this “Reports” covenant will include a summary of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

Consolidation, Merger and Sale of Assets

The Issuer will not, in a single transaction or through a series of related transactions, consolidate, amalgamate or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the Issuer’s properties and assets to any other Person or Persons and the Issuer will not permit any Restricted Subsidiary to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, lease or other disposition of all or substantially all of the properties and assets of the Issuer and its Restricted Subsidiaries on a consolidated basis. The previous sentence will not apply if:

(a)	at the time of, and immediately after giving effect to, any such transaction or series of transactions, either (i) the Issuer will be the continuing corporation or (ii) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, conveyance, transfer, lease or disposition of all or substantially all the properties and assets of the Issuer and the Restricted Subsidiaries on a consolidated basis has been made (the “Surviving Entity”):

(x)       will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America, any state thereof, or the District of Columbia, and

(y)       will expressly assume, by a supplemental indenture, the Issuer’s obligations under the Notes and the Indenture, and the Notes and the Indenture will remain in full force and effect as so supplemented;

(b)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of the Issuer or any Restricted Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred by the Issuer or such Restricted Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(c)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (on the assumption that the transaction or series of transactions occurred on the first day of the four-quarter fiscal period immediately prior to the consummation of such transaction or series of transactions with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation), the Issuer (or the Surviving Entity if the Issuer is not the continuing obligor under the Indenture) could incur at least $1.00 of additional Debt under the provisions of paragraph (1) under the “Limitation on Debt” covenant or the Total Leverage Ratio for the Issuer (or the Surviving Entity if the Issuer is not the continuing obligor under the Indenture) and its Restricted Subsidiaries would be lower than such ratio prior to such transaction;

(d)	any of the Issuer’s property or assets would thereupon become subject to any Lien, the provisions of the “Limitation on Liens” covenant are complied with; and

(e)	the Issuer or the Surviving Entity will have delivered to the Trustee an Officer’s Certificate (attaching the computations to demonstrate compliance with clause (c) above) and an opinion of counsel, each stating that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and that the Indenture and the Notes constitute legal, valid and binding obligations of the continuing person, enforceable in accordance with their terms.

In the case of any transaction involving the Issuer, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Indenture, but, in the case of a lease of all or substantially all of the Issuer’s assets, the Issuer will not be released from the obligation to pay the principal of, premium, if any, and interest, on the Notes.

Nothing in the Indenture will prevent any Restricted Subsidiary from consolidating with, merging into or transferring all or substantially all of its properties and assets to the Issuer or any other Restricted Subsidiary.

Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Certain Calculations under the Indenture; Limited Condition Transactions

(a)	Notwithstanding anything to the contrary in the Indenture, but subject to the paragraphs set forth below, all financial ratios and tests (including the Total Leverage Ratio, the Secured Net Leverage Ratio, Consolidated Net Income and Consolidated Adjusted EBITDA) contained in the Indenture that are calculated with respect to any Test Period during which any Subject Transaction occurs shall be calculated with respect to such Test Period and such Subject Transaction on a pro forma basis. Further, if since the beginning of any such Test Period and on or prior to the date of any required calculation of any financial ratio or test (x) any Subject Transaction has occurred or (y) any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such Test Period has consummated any Subject Transaction, then, in each case, any applicable financial ratio or test shall be calculated on a pro forma basis for such Test Period as if such Subject Transaction had occurred at the beginning of the applicable Test Period (or, with respect to any determination pertaining to the balance sheet, including the acquisition of Cash and Cash Equivalents, as of the last day of such Test Period).

(b)	Notwithstanding anything to the contrary set forth above or in the definition of “Capital Lease,” in the event of an accounting change requiring all leases to be capitalized, only those leases (assuming for purposes hereof that such leases were in existence on the date hereof) that would constitute Capital Leases (including leases that are classified as “Financing Leases” for purposes of IFRS) in conformity with IFRS on the Issue Date shall be considered Capital Leases, and all calculations and deliverables under the Indenture (other than financial statements provided under “—Reports”) shall be made or delivered, as applicable, in accordance therewith.

(c)	For purposes of determining the permissibility of any action, change, transaction or event that by the terms of the Indenture requires a calculation of any financial ratio or financial test (including the Total Leverage Ratio, the Secured Net Leverage Ratio and the amount of Consolidated Adjusted EBITDA, or Consolidated Net Income), subject to the succeeding paragraph, such financial ratio or test shall be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or financial test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(d)	Notwithstanding anything to the contrary in the Indenture (including in connection with any calculation made on a pro forma basis), if the terms of the Indenture require (i) compliance with any financial ratio or financial test (including, without limitation any Secured Net Leverage Ratio test, and/or any Total Leverage Ratio test) or Consolidated Adjusted EBITDA, (ii) the absence of a Default or Event of Default (or any type of default or event of default) or (iii) compliance with any basket, as a condition to (A) the consummation of any transaction (including in connection with any acquisition or similar Investment or the assumption or incurrence of Debt) and/or (B) the making of any Restricted Payment the determination of whether the relevant condition is satisfied may be made, at the election of the Issuer, (1) in the case of any acquisition or similar Investment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) either (x) the execution of the letter of intent or the definitive agreement with respect to such acquisition or Investment or (y) the consummation of such acquisition or Investment and (2) in the case of any Restricted Payment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) (x) the declaration of such Restricted Payment or (y) the making of such Restricted Payment, in each case, after giving effect to the relevant acquisition and/or Restricted Payment or other transaction on a pro forma basis (including, in each case, giving effect to the relevant transaction, any relevant Debt (including the intended use of proceeds thereof) and, at the election of the Issuer, giving pro forma effect to other prospective “limited conditionality” acquisitions or similar Investments for which definitive agreements have been executed, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or test occurring after the time such election is made.

(e)        Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that does not require compliance with a financial ratio or financial test (including any Secured Net Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that requires compliance with a financial ratio or financial test (including any Secured Net Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence-Based Amounts (and thereafter, incurrence of the portion of such amount under the Fixed Amount shall be included in such calculation).

(f)	For purposes of determining compliance at any time with the covenants set forth under “—Limitation on Debt,” “—Limitation on Lien,” “—Limitation on Restricted Payments” and “Limitation on Sale of Certain Assets,” in the event that any Debt, Lien, Investment or Asset, as applicable, meets the criteria of more than one of the categories of transactions or items permitted pursuant to any clause of such covenants, the Issuer, in its sole discretion, may, from time to time, classify or reclassify such transaction or item (or portion thereof) under one or more clauses of each such covenant and will only be required to include the amount and type of such transaction (or portion thereof) in any one category; provided that, (i) upon delivery of any financial statements pursuant to “Reports” following the initial incurrence of any portion of any Debt incurred under “—Limitation on Debt (such portion of such Debt, the “Subject Debt”), if any such Subject Debt could, based on such financial statements, have been incurred in reliance on paragraph (1) of such covenant, such Subject Debt shall automatically be reclassified as having been incurred under such paragraph (1) and (ii) the DIFL Secured Notes (including DIFL Secured Notes issued on the Issue Date in connection with the Transactions) and any Debt under the Senior Credit Facility and the PNG Facility outstanding on the Issue Date shall at all times be deemed incurred under clause (2)(a)(I)(i) of such covenant and may not be reclassified. It is understood and agreed that any Debt, Lien, Restricted Payment, Investment and/or Disposition need not be permitted solely by reference to one category of permitted Debt, Lien, Restricted Payment, Investment and/or Disposition under the covenants set forth above, but may instead be permitted in part under any combination thereof.

(g)	For purposes of any determination under the covenants described (other than the calculation of compliance with any financial ratio for purposes of taking any action hereunder) with respect to the amount of any Debt, Lien, Restricted Payment, Investment, Disposition, Sale and Lease-Back Transaction, affiliate transaction or other transaction, event or circumstance, or any determination under any other provision of the Indenture (any of the foregoing, a “relevant transaction”), in a currency other than Dollars, (i) the Dollar Equivalent amount of a relevant transaction in a currency other than Dollars shall be calculated based on the Spot Rate on the date of such relevant transaction (which, in the case of any Restricted Payment, shall be deemed to be the date of the declaration thereof and, in the case of the incurrence of Debt, shall be deemed to be on the date first committed); provided, that if any Debt is incurred (and, if applicable, associated Lien granted) to refinance or replace other Debt denominated in a currency other than Dollars, and the relevant refinancing or replacement would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing or replacement, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing or replacement Debt (and, if applicable, associated Lien granted) does not exceed an amount sufficient to repay the principal amount of such Debt being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus other customary fees and expenses (including upfront fees and original issue discount) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under “—Limitation on Debt” and (ii) for the avoidance of doubt, no Default or Event of Default shall be deemed to have occurred solely as a result of a change in the rate of currency exchange occurring after the time of any relevant transaction so long as such relevant transaction was permitted at the time incurred, made, acquired, committed, entered or declared as set forth in clause (i). For purposes of the calculation of compliance with any financial ratio for purposes of taking any action hereunder on any relevant date of determination, amounts denominated in currencies other than Dollars shall be translated into Dollars at the applicable currency exchange rate used in preparing the financial statements delivered pursuant to “Reports” for the relevant Test Period (and will, with respect to any Debt, reflect the currency translation effects, determined in accordance with IFRS, of any Hedge Agreement permitted hereunder in respect of currency exchange risks with respect to the applicable currency in effect on the date of determination for the Dollar Equivalent amount of such Debt).

Events of Default

(1)       Each of the following will be an “Event of Default” under the Indenture:

(a)	default for 30 days in the payment when due of any interest or any Additional Amounts on any Note;

(b)	default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(c)	failure to comply with any covenant or agreement of the Issuer or of any Restricted Subsidiary that is contained in the Indenture (other than specified in clause (a) or (b) above) and such failure continues for a period of 60 days or more after the written notice specified in clause (2) below;

(d)	default under the terms of any instrument evidencing or securing the Debt of (i) the Issuer, (ii) any Significant Subsidiary or (iii) any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer), would constitute a Significant Subsidiary, in each case having an outstanding principal amount in excess of $50.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt or (y) is caused by the failure to pay such Debt at final maturity thereof after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment) and such failure to make any payment has not been waived or the maturity of such Debt has not been extended, and in either case the total amount of such Debt unpaid or accelerated exceeds $50.0 million or its equivalent at the time;

(e)	[reserved];

(f)	one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against the Issuer or any Significant Subsidiary, either individually or in an aggregate amount, in excess of $50.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 30 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect; and

(g)	the occurrence of certain events of bankruptcy, insolvency, receivership or reorganization with respect to the Issuer or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer), would constitute a Significant Subsidiary.

(2)       If an Event of Default (other than as specified in clause (1)(g) above with respect to the Issuer) occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer (and to the Trustee if such notice is given by the holders) may, and the

Trustee, upon the written request of such holders, shall, declare the principal of, premium, if any, and any Additional Amounts and accrued interest on all of the outstanding Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Notes will become immediately due and payable.

(3)       If an Event of Default specified in clause (1)(g) above occurs and is continuing with respect to the Issuer, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

(4)       [Reserved.]

(5)       At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer and the Trustee, may rescind such declaration and its consequences if:

(a)	the Issuer has paid or deposited with the Trustee a sum sufficient to pay:

(i)       all overdue interest and Additional Amounts on all Notes then outstanding;

(ii)       all unpaid principal of and premium, if any, on any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(iii)       to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes; and

(iv)       all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(b)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(c)	all Defaults and Events of Default, other than the non-payment of amounts of principal of, premium, if any, and any Additional Amounts and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

(6)       The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive any past defaults under the Indenture, except a default:

(a)	in the payment of the principal of, premium, if any, and Additional Amounts or interest on any Note; or

(b)	in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

(7)       No holder of any of the Notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made a written request, and offered reasonable indemnity or security, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee within such 30-day period has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, and Additional Amounts or interest on such Note on or after the respective due dates expressed in such Note.

(8)       If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Notes notice of the Default or Event of Default within 15 Business Days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, Additional Amounts or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders of the Notes.

(9)       The Issuer is required to furnish to the Trustee annual statements as to the performance of the Issuer and the Restricted Subsidiaries under the Indenture and as to any default in such performance. The Issuer is also required to notify the Trustee within 15 Business Days after it becomes aware of the occurrence of any Default.

The Indenture will provide that (i) if a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in the covenant entitled “—Reports” or otherwise to deliver any notice or certificate pursuant to any other provision of the Indenture shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the Indenture.

Legal Defeasance or Covenant Defeasance of Indenture

The Indenture will provide that the Issuer may, at its option and at any time prior to the Stated Maturity of the Notes, elect to have the obligations of the Issuer and the Guarantors, if any, discharged with respect to the outstanding Notes (“Legal Defeasance”). Legal Defeasance means that the Issuer will be deemed to have paid and discharged the entire Debt represented by the outstanding Notes except as to:

(a)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

(b)	the Issuer’s obligations to issue temporary Notes, register, transfer or exchange any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust;

(c)	the rights, powers, trusts, duties and immunities of the Trustee and the obligations of the Issuer in connection therewith; and

(d)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors, if any, released with respect to certain covenants set forth in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes. These events do not include events relating to non-payment, bankruptcy, insolvency, receivership and reorganization. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a)	the Issuer must irrevocably deposit or cause to be deposited in trust with the Trustee, for the benefit of the holders of the Notes, cash in dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must (i) specify whether the Notes are being defeased to maturity or to a particular redemption date; and (ii) if applicable, have delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes of such principal, premium, if any, or interest;

(b)	in the case of Legal Defeasance, the Issuer must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee stating that (x) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (y) since the date of the Indenture, there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the outstanding Notes will not r.ecognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)	in the case of Covenant Defeasance, the Issuer must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)	no Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(e)	such Legal Defeasance or Covenant Defeasance shall not cause the Trustee for the Notes to have a conflicting interest as defined in the Indenture and for purposes of the Trust Indenture Act with respect to any of the Issuer’s securities;

(f)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit), the Indenture or any material agreement or instrument to which the Issuer or any Restricted Subsidiary is a party or by which the Issuer or any Restricted Subsidiary is bound;

(g)	such defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the US Investment Company Act of 1940 unless such trust shall be registered under such Act or exempt from registration thereunder;

(h)	the Issuer must have delivered to the Trustee an opinion of independent counsel in the country of the Issuer’s incorporation to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following a period of time after the deposit set forth in such opinion, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(i)	the Issuer must have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of the Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others, or removing assets beyond the reach of the relevant creditors or increasing debts of the Issuer to the detriment of the relevant creditors; and

(j)	the Issuer must have delivered to the Trustee an Officer’s Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the Notes when due because of any acceleration occurring after an Event of Default, then the Issuer and the Guarantors, if any, will remain liable for such payments.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) when:

(a)	the Issuer has irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose an amount in dollars or U.S. Government Obligations sufficient to pay and discharge the entire Debt on such Notes that have not, prior to such time, been delivered to the Trustee for cancellation, for principal of, premium, if any, and any Additional Amounts and accrued and unpaid interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be and the Issuer has delivered irrevocable instructions to the Trustee in the form of an Officer’s Certificate under the Indenture to apply the deposited money toward the payment of Notes at Maturity or on the redemption date, as the case may be and either:

(i)       all the Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation; or

(ii)       all Notes that have not been delivered to the Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuer’s name, and at the Issuer’s expense;

(b)	the Issuer has paid or caused to be paid all sums payable by the Issuer under the Indenture; and

(c)	the Issuer has delivered to the Trustee an Officer’s Certificate and an opinion of counsel, each stating that:

(i)       all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied; and

(ii)      such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuer or any Subsidiary is a party or by which the Issuer or any Subsidiary is bound.

Amendments and Waivers

With the consent of the holders of not less than a majority in aggregate principal amount of the Notes then outstanding, the Issuer and the Trustee are permitted to amend or supplement the Indenture; provided that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby:

(a)	change the Stated Maturity of the principal of, or any installment of or Additional Amounts or interest on, any Note;

(b)	reduce the principal amount of any Note (or Additional Amounts or premium, if any) or the rate of or change the time for payment of interest on any Note;

(c)	change the coin or currency in which the principal of any Note or any premium or any Additional Amounts or the interest thereon is payable;

(d)	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(e)	after the occurrence of an Asset Sale requiring the making of an Excess Proceeds Offer or a Change of Control, amend, change or modify the obligation to make and consummate an Excess Proceeds Offer with respect to any Asset Sale in accordance with the “Limitation on Sale of Certain Assets” covenant or the obligation to make and consummate a Change of Control offer in the event of a Change of Control in accordance with the “Purchase of Notes upon a Change of Control” covenant as applicable, including, in each case, amending, changing or modifying any definition relating thereto;

(f)	reduce the principal amount of Notes whose holders must consent to any amendment, supplement or waiver of provisions of the Indenture;

(g)	modify any of the provisions relating to supplemental indentures requiring the consent of holders of the Notes or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby;

(h)	except as otherwise permitted under “—Certain Covenants—Consolidation, Merger and Sale of Assets,” consent to the assignment or transfer by the Issuer of any of its rights or obligations under the Indenture;

(i)	make any change to any provisions of the Indenture affecting the ranking or subordination provisions of the Notes in a manner that adversely affects the rights of the holders of the Notes; or

(j)	make any change in the provisions of the Indenture described under “—Additional Amounts” that adversely affects the rights of any holder of the Notes or amend the terms of the Notes or the Indenture in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the Issuer agrees to pay Additional Amounts (if any) in respect thereof in the supplemental indenture.

Notwithstanding the foregoing, without the consent of any holder of the Notes, the Issuer, the Guarantors, as applicable, and the Trustee may modify, amend or supplement the Indenture:

(i)	to evidence the succession of another Person to the Issuer and the assumption by any such successor of the covenants in the Indenture and in the Notes in accordance with “—Certain Covenants—Consolidation, Merger and Sale of Assets;”

(ii)	to add to the Issuer’s covenants and those of any Guarantor or any other obligor upon the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Issuer or any Guarantor or any other obligor upon the Notes, as applicable, in the Indenture, in the Notes or in any Guarantees;

(iii)	to cure any ambiguity, or to correct or supplement any provision in the Indenture, the Notes, or any Guarantees that may be defective or inconsistent with any other provision in the Indenture, the Notes, or any Guarantees or make any other modifications with respect to matters or questions arising under the Indenture, the Notes or any Guarantees; provided that, in each case, such provisions shall not materially adversely affect the interests of the holders of the Notes;

(iv)	to release any Guarantor in accordance with and if permitted by the terms of and limitations set forth in the Indenture or to add a Guarantor or other guarantor under the Indenture;

(v)	to evidence and provide the acceptance of the appointment of a successor trustee under the Indenture;

(vi)	to mortgage, pledge, hypothecate or grant a security interest for the benefit of the Trustee and the holders of the Notes as additional security for the payment and performance of the Issuer’s and any Guarantor’s obligations under the Indenture and the Notes, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted for the benefit of the Trustee and the holders of the Notes pursuant to the Indenture or otherwise;

(vii)	to provide for the issuance of Additional Notes in accordance with and if permitted by the terms of and limitations set forth in the Indenture;

(viii)	to conform any provision to this “Description of Notes;” or

(ix)	in the event that PIK Notes are issued in certificated form, to establish minimum redemption amounts for certificated PIK Notes.

The Trustee

The Indenture contains limitations on the rights of the Trustee under the Indenture in the event the Trustee becomes a creditor of the Issuer or any Guarantor. These include limitations on the Trustee’s rights to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise.

The Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction.

Governing Law

The Indenture, the Notes and the Guarantees, if any, will be governed by and construed in accordance with the laws of the State of New York, and will provide for the submission of the parties to the jurisdiction of the courts in the State of New York.

Certain Definitions

“Affiliate” means, with respect to any specified Person:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b)	any other Person that beneficially owns, directly or indirectly, 5% or more of such specified Person’s Voting Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means any Disposition other than:

(i)	dispositions (including of Capital Stock) among the Issuer and/or any Restricted Subsidiary (upon voluntary liquidation or otherwise);

(ii)	[reserved];

(iii)	dispositions of inventory, equipment or other assets in the ordinary course of business (including on an intercompany basis);

(iv)	dispositions of surplus, obsolete, used or worn out property or other property that, in the good faith judgment of the Issuer, is (1) no longer useful in its business (or in the business of any Restricted Subsidiary of the Issuer) or (2) otherwise economically impracticable to maintain;

(v)	dispositions of cash and/or Cash Equivalents or other assets that were cash and/or Cash Equivalents when the relevant original Investment was made;

(vi)	dispositions that constitute Investments that are Permitted Investments (other than under clause (j) of the definition of “Permitted Investments”), Permitted Liens, Restricted Payments permitted by paragraph (2) or (3) of the “Limitation on Restricted Payments” covenant (other than paragraph (3)(i) of the “Limitation on Restricted Payments” covenant) and Sale-Leaseback Transactions permitted under the “Limitation on Sale and Lease-Back Transactions” covenant;

(vii)	other dispositions involving (I) an asset in one or a series of related transactions with a Fair Market Value of not more than $25.0 million or (II) asset dispositions not exempt pursuant to clause (I) in any fiscal year not exceeding $50.0 million in the aggregate;

(viii)	to the extent that (1) the relevant property is exchanged for credit against the purchase price of similar replacement property or (2) the proceeds of the relevant Disposition are promptly applied to the purchase price of such replacement property;

(ix)	dispositions of Investments in joint ventures to the extent required by, or made pursuant to, buy/sell arrangements between joint venture or similar parties set forth in the relevant joint venture arrangements and/or similar binding arrangements;

(x)	dispositions of notes receivable or accounts receivable in the ordinary course of business (including any discount and/or forgiveness thereof) or in connection with the collection or compromise thereof;

(x)	dispositions and/or terminations of leases, subleases, licenses, sublicenses or cross-licenses (including the provision of software under any open source license), the dispositions or terminations of which (1) do not materially interfere with the business of the Issuer and its Restricted Subsidiaries or (2) relate to closed facilities or the discontinuation of any product line;

(xi)	any termination of any lease, sublease, license or sub-license in the ordinary course of business, (1) any expiration of any option agreement in respect of real or personal property and (2) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or litigation claims (including in tort) in the ordinary course of business;

(xii)	dispositions of property subject to foreclosure, expropriation, forced disposition, casualty, eminent domain or condemnation proceedings (including in lieu thereof of any similar proceeding);

(xiii)	dispositions or consignments of equipment, inventory or other assets (including leasehold or licensed interests in real property) with respect to facilities that are temporarily not in use, held for sale or closed;

(xiv)	any issuance of Capital Stock by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary or to a minority shareholder or as required by applicable law or the terms of any license or concession;

(xv)	dispositions of non-core assets and sales of real estate assets, in each case acquired in any acquisition or other Investment permitted hereunder, (x) which disposition or sale is required to obtain the approval of any anti-trust authority or (y) which, within 90 days of the date of such acquisition or Investment, are designated by the Issuer as being held for sale and not for the continued operation of the Issuer or any of its Restricted Subsidiaries or any of their respective businesses;

(xvi)	exchanges or swaps, including transactions covered by Section 1031 of the Code (or any comparable provision of any foreign jurisdiction), of property or assets so long as any such exchange or swap is made for fair value (as determined by the Issuer in good faith) for like property or assets;

(xvii)	[reserved];

(xiii)	licensing and cross-licensing (including sub-licensing) arrangements involving any technology, intellectual property or intellectual property rights (“IP Rights”) of the Issuer or any Restricted Subsidiary in the ordinary course of business, (1) dispositions, abandonments, cancellations or lapses of IP Rights, or issuances or registrations, or applications for issuances or registrations, of IP Rights, which, in the good faith determination of the Issuer, are not material to the conduct of the business of the Issuer or its Restricted Subsidiaries, or are no longer economical to maintain in light of its use and (2) dispositions of any technology, intellectual property or other IP Rights of the Issuer or any Restricted Subsidiary involving their customers in the ordinary course of business;

(xviii)	terminations or unwinds of Derivative Transactions;

(xix)	dispositions of contract and license rights, development rights, leases and market data made in connection with the initial development of a telecommunications business and prior to the commencement of commercial operation of such telecommunications business for reasonable equivalent value;

(xx)	disposition of assets for purposes of charitable contributions or similar gifts to the extent such assets are not material to the ability of the Issuer or any Restricted Subsidiary to conduct its business in the ordinary course;

(xxii)	dispositions made to comply with any order or other directive of any governmental authority or any applicable law;

(xxiii)	other dispositions involving assets having a Fair Market Value of not more than, in any fiscal year, $25.0 million which amounts if not used in any fiscal year may be carried forward to the next subsequent fiscal year, and which carried-over amounts shall be deemed first applied in such subsequent fiscal year;

(xxiv)	[reserved];

(xxv)	the Issuer and the Restricted Subsidiaries may issue directors’ qualifying shares and shares issued to foreign nationals, in each case as required by applicable law;

(xxvi)	the Issuer and the Restricted Subsidiaries may enter into any netting arrangement of accounts receivable between or among the Issuer and its Restricted Subsidiaries or among Restricted Subsidiaries of the Issuer made in the ordinary course of business; and

(xxvii)	dispositions to any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraphs (2) or (3) of the “Limitation on Restricted Payments” covenant; provided that any disposition made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under paragraph (2) or (3) of the “Limitation on Restricted Payments” covenant.

“Available Excluded Contribution Amount” means the aggregate amount of cash or Cash Equivalents or the Fair Market Value of other assets or property received by the Issuer or any of its Restricted Subsidiaries after the Issue Date from: (A) contributions in respect of Qualified Capital Stock (other than any amounts or other assets received from the Issuer or any of its Restricted Subsidiaries), and (B) the sale of Qualified Capital Stock of the Issuer or any of its Restricted Subsidiaries (other than (x) to the Issuer or any Restricted Subsidiary of the Issuer, or (y) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan),in each case, designated as an Available Excluded Contribution Amount pursuant to an Officer’s Certificate on or promptly after the date the relevant capital contribution is made or the relevant proceeds are received, as the case may be; provided that (i) the proceeds of any capital contributions or issuance of Capital Stock in connection with the Transactions shall not constitute Available Excluded Contribution Amount and (ii) no such amounts may be designated as Available Excluded Contribution Proceeds to the extent used to make a Restricted Payment pursuant to paragraph (2) or clauses (3)(b)(ii), (3)(g), (3)(h), (3)(j) or (3)(t) of the “Limitation on Restricted Payments” covenant.

“Banking Services” means each and any of the following bank services: commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts.

“Banking Services Obligations” means any and all obligations of the Issuer or any Guarantor, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) under any arrangement between the Issuer or any Guarantor and a counterparty that is (or is an Affiliate of) the Administrative Agent, any lender or any arranger under the Senior Credit Facility at the time such arrangement is entered into, in each case, in connection with Banking Services, in each case, that has been designated in writing to the Trustee by the Issuer as being Banking Services Obligations for purposes of the Indenture.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with IFRS, is or should be accounted for as a capital lease on the balance sheet of that Person; provided, that for the avoidance of doubt, the amount of obligations attributable to any Capital Lease shall be the amount thereof accounted for as a liability in accordance with IFRS.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, but excluding for the avoidance of doubt any Debt convertible into or exchangeable for any of the foregoing.

“Cash” or “cash” means money, currency or a credit balance in any Deposit Account, in each case determined in accordance with IFRS.

“Cash Equivalents” means any of the following, to the extent owned by the Issuer or any of its Restricted Subsidiaries and having a maturity of not greater than 90 days from the date of acquisition by the Issuer or any of its Restricted Subsidiaries: (a) readily marketable direct obligations of the U.S. government or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the U.S. government, (b) insured certificates of deposit of, or time deposits with, any commercial bank that (i) is a lender under a Senior Credit Facility or a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) below, (iii) is organized under the laws of the United States or any State thereof and (iv) has combined capital and surplus of at least $1.0 billion; (c) commercial paper in an aggregate amount of no more than $1.0 million per issuer outstanding at any time, issued by any corporation organized under the laws of any State of the United States and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or “A-1” (or the then equivalent grade) by S&P, and (d) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition; provided that bank deposits and short term investments in the local currency of any Restricted Subsidiary shall qualify as Cash Equivalents so long as the aggregate amount thereof does not exceed the amount reasonably estimated by the Issuer as being necessary to finance the operations, including capital expenditures, of such Restricted Subsidiary for the succeeding 90 days.

The term “Cash Equivalents” shall also include (x) Investments of the type and maturity described in clauses (a) through (g) above of foreign obligors, which Investments or obligors (or the parent companies thereof) have the ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (y) other short-term Investments utilized by the Issuer and its Subsidiaries in accordance with normal investment practices for cash management in Investments analogous to the Investments described in clauses (a) through (g) and in this paragraph.

“Change of Control” has the meaning given to such term under “—Purchase of Notes upon a Change of Control.”

“Code” means the Internal Revenue Code of 1986.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Adjusted EBITDA” for any period means, as to any Person, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, (a) plus the sum of (i) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period (including any PIK Interest excluded from the definition of Consolidated Interest Expense), (ii) Consolidated Tax Expense of such Person and its Restricted Subsidiaries for such period, (iii) the consolidated depreciation and amortization expense included in the income statement of such Person and its Restricted Subsidiaries for such period, (iv) any other non-cash items reducing Consolidated Net Income (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period required to be made by IFRS), (v) charges or expenses related to any stock option plan or employee benefit plan required to be made pursuant to IFRS, and (vi) to the extent not included in Consolidated Net Income, any proceeds of business interruption insurance received by such Person and its Restricted Subsidiaries for such period, and (b) minus all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

“Consolidated Interest Expense” means, for any period, the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of the Issuer and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with IFRS, (a) excluding the amortization of deferred financing costs and PIK Interest on the Notes or on other Debt issued in the Transactions and (b) including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of debt discounts; (ii) any payments or fees with respect to letters of credit, bankers’ acceptances or similar facilities;

(iii )fees with respect to interest rate swap or similar agreements; and (iv) accrued Disqualified Capital Stock dividends, whether or not declared or paid.

“Consolidated Net Income” for any period means the consolidated net income (or loss) of the Issuer and its Restricted Subsidiaries for such period determined on a consolidated basis (before minority interests) in accordance with IFRS; provided that there shall be excluded therefrom (without duplication) (a) the net income (or loss) of any Person acquired by the Issuer or its Restricted Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Restricted Subsidiary of the Issuer (including Unrestricted Subsidiaries) except to the extent of the amount of dividends or other distributions actually paid to the Issuer or its Restricted Subsidiaries by such Person during such period, (c) gains or losses on dispositions by the Issuer or its Restricted Subsidiaries other than in the ordinary course of business, (d) all extraordinary or non-recurring gains and extraordinary or non-recurring losses, (e) the cumulative effect of changes in accounting principles, (f) gains or losses resulting from fluctuations in currency exchange rates (whether realized or unrealized) and (g) the tax effect of any of the items described in clauses (a) through (f) above.

“Consolidated Secured Net Debt” means, as to any Person at any date of determination, the aggregate principal amount of Consolidated Total Net Debt outstanding on such date that is secured by a Lien on any asset or property of such Person or its Restricted Subsidiaries.

“Consolidated Tax Expense” means, for any period with respect to any Relevant Taxing Jurisdiction, the provision for all national, local and foreign federal, state or other income taxes of the Issuer and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with IFRS.

“Consolidated Total Assets” means, as to any Person, at any date, all amounts that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the applicable Person at such date.

“Consolidated Total Debt” means, as to any Person at any date of determination, the aggregate principal amount of all Debt of the type described in clauses (a), (b), (c) and (d) of the definition thereof (including, for this purpose, a payment or disbursement made by a bank pursuant to a letter of credit that have not been reimbursed within five Business Days but excluding, for the avoidance of doubt, undrawn letters of credit), in each case of such Person and, without duplication, all guarantees of such Debt of other Persons by such Person; provided that “Consolidated Total Debt” shall be calculated to exclude any obligation, liability or indebtedness of such Person if, upon or prior to the maturity thereof, such Person has irrevocably deposited with the proper Person in trust or escrow the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such obligation, liability or indebtedness.

“Consolidated Total Net Debt” means, as to any Person at any date of determination, the Consolidated Total Debt of such Person, net of the Unrestricted Cash Amount.

“Convertible Perpetual Preferred Notes” means (i) the Convertible Perpetual Preferred Notes to be issued by DGL0.5 in connection with the Transactions and (ii) any such notes issued by DGL0.5 as in-kind interest on the notes referenced in clause (i).

“Credit Facility” or “Credit Facilities” means, one or more debt facilities or indentures, as the case may be, (including the Senior Credit Facility) or commercial paper facilities with banks, insurance companies or other institutional lenders providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and, for the avoidance of doubt, includes any agreement extending the maturity of, refinancing or restructuring all or any portion of the indebtedness under such agreements or any successor agreements.

“Debt” means, with respect to any Person, without duplication:

(a) all indebtedness of such Person for borrowed money;

(b) that portion of obligations with respect to Capital Leases of such Person to the extent recorded as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(c) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent the same would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(d) any obligation of such Person owed for all or any part of the deferred purchase price of property or services (excluding (w) any earn out obligation or purchase price adjustment until such obligation (A) becomes a liability on the statement of financial position or balance sheet of such Person (excluding the footnotes thereto) in accordance with IFRS and (B) has not been paid within 30 days after becoming due and payable following expiration of any dispute resolution mechanics set forth in the applicable agreement governing the applicable transaction, (x) accrued expenses and trade accounts payable in the ordinary course of business (including on an intercompany basis) and (y) liabilities associated with customer prepayments and deposits), which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or similar written instrument;

(e) all Debt of others secured by any Lien on any property or asset owned or held by such Person regardless of whether the Debt secured thereby has been assumed by such Person or is non-recourse to the credit of such Person;

(f) the face amount of any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings;

(g) the guarantee by such Person of the Debt of another;

(h) all obligations of such Person in respect of any Disqualified Capital Stock and all obligations of such Person’s non-Guarantor Subsidiaries in respect of Preferred Stock; and

(i) all net obligations of such Person in respect of any Derivative Transaction, including any Hedge Agreement, whether or not entered into for hedging or speculative purposes;

provided that (i) in no event shall obligations under any Derivative Transaction be deemed “Debt” for any calculation of the Total Leverage Ratio, Secured Net Leverage Ratio or any other financial ratio under the Indenture, (ii) the amount of Debt of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (A) the aggregate unpaid amount of such Debt and (B) the fair market value of the property encumbered thereby as determined by such Person in good faith and (iii) in no event shall the term “Debt” include (A) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business that are not more than 90 days past due, (B) liabilities in respect of performance bonds or surety bonds provided by the Issuer or any Restricted Subsidiary in the ordinary course of business, to the extent such bonds are not drawn upon or, if and to the extent drawn upon are honored in accordance with their terms and if, to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the bond or (C) any pension obligation of the Issuer or any Restricted Subsidiary.

For all purposes hereof, the Debt of any Person shall include the Debt of any partnership in which such Person is a general partner, except to the extent such Person’s liability for such Debt is otherwise limited.

The principal amount of any non-interest bearing Debt or other discount security constituting Debt at any date shall be the principal amount thereof that would be shown on a balance sheet of the Issuer dated such date prepared in accordance with IFRS.

“Default” means any event or condition which upon notice, lapse of time or both would become an Event of Default.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, excluding, for the avoidance of doubt, any investment property (within the meaning of the UCC) or any account evidenced by an instrument or negotiable certificate of deposit (within the meaning of the UCC).

“Derivative Transaction” means (a) any interest-rate transaction, including any interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar or floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) any exchange-rate transaction, including any cross-currency interest-rate swap, any forward foreign-exchange contract, any currency swap or currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks, (c) any equity derivative transaction, including any equity-linked swap, any equity-linked option, any forward equity-linked contract, and any other instrument linked to equities that gives rise to similar credit risk and (d) any commodity (including precious metal) derivative transaction, including any commodity-linked swap, any commodity-linked option, any forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks; provided that, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees, members of management, managers or consultants of the Issuer or its subsidiaries shall constitute a Derivative Transaction.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or any Restricted Subsidiary in connection with any Asset Sale that is designated as Designated Non-Cash Consideration by the Issuer (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to cash or Cash Equivalents).

“DIFL Secured Notes” means the 8.750% Senior Secured Notes due 2024 issued by Digicel Holdings (Bermuda) Limited and Digicel International Finance Limited as co-issuers (a) issued before the Issue Date or (b) issued in the Transactions.

“DIFL Subordinated Notes” means the Subordinated Notes to be issued in the Transactions by Digicel International Finance Limited and Digicel Holdings (Bermuda) Limited as co-issuers.

“DIFL Unsecured Notes” means the Senior Unsecured Notes to be issued in the Transactions by Digicel International Finance Limited and Digicel Holdings (Bermuda) Limited as co-issuers, including any increase in the principal amount of outstanding DIFL Unsecured Notes or any issuance of additional DIFL Unsecured Notes, in each case as a result of the payment of PIK Interest on the DIFL Unsecured Notes.

“Digicel Pacific Limited” means Digicel Pacific Limited, a wholly-owned direct subsidiary of the Issuer.

“Disposition” or “Dispose” means the sale, lease, sublease, or other disposition of any property of any Person.

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than for Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such redemption is in part, only such part coming into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock), (b) is or becomes convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Capital Stock that would constitute Disqualified Capital Stock, in each case at any time on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued, (c) contains any mandatory repurchase obligation or any other repurchase obligation at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, which may come into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such repurchase obligation is in part, only such part coming into effect prior to 91 days following such maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock) or (d) provides for the scheduled payments of dividends in Cash on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued; provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Capital Stock upon the occurrence of any change of control, Qualifying IPO or any Asset Sale occurring prior to 91 days following the maturity date of the Notes at the time such Capital

Stock is issued shall not constitute Disqualified Capital Stock if such Capital Stock provides that the issuer thereof will not redeem any such Capital Stock pursuant to such provisions prior to the maturity date of the Notes.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of the Issuer or any Restricted Subsidiary, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations, and (B) no Capital Stock held by any future, present or former employee, director, officer, manager, member of management or consultant (or their respective Affiliates or Immediate Family Members) of the Issuer (or any Parent Company or any subsidiary) shall be considered Disqualified Capital Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“dollars” means the lawful currency of the United States of America.

“Dollar Equivalent” means, at any date of determination, (a) with respect to any amount denominated in dollars, such amount, and (b) with respect to any amount denominated any currency other than dollars, the equivalent amount thereof in dollars as determined by the Issuer at such time on the basis of the Spot Rate in effect on such date for the purchase of Dollars with such currency.

“Equity Offering” means an offer and sale of Capital Stock (which is Qualified Capital Stock) of the Issuer or any Parent Company with gross proceeds to the Issuer of at least $50.0 million (including any sale of common shares purchased upon the exercise of any over-allotment option granted in connection therewith).

“euro” or “€” means the lawful currency of the member states of the European Union who have agreed to share a common currency in accordance with the provisions of the Maastricht Treaty dealing with European monetary union.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Exchange Debt” means any Debt of DGL1 or DGL2 that remains outstanding following completion of the Transactions and any Debt incurred to refinance such Debt.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Issuer’s board of directors.

“guarantees” means, as applied to any obligation,

(a)	a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and

(b)	except for the purposes of “—Certain Covenants—Limitation on Guarantees of Debt by Restricted Subsidiaries,” an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, by the pledge of assets and the payment of amounts drawn down under letters of credit;

provided that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Issue Date or entered into in connection with any acquisition, Disposition or other transaction permitted under the Indenture (other than such obligations with respect to Debt). The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.

“Guarantee” means any guarantee of the Issuer’s obligations under the Indenture and the Notes by any Restricted Subsidiary or any other Person in accordance with the provisions of the Indenture. When used as a verb, “Guarantee” shall have a corresponding meaning.

“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Investment” means (a) any purchase or other acquisition by the Issuer or any of its Restricted Subsidiaries of any of the securities of any other Person, (b) the acquisition by purchase or otherwise (other than any purchase or other acquisition of inventory, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any other Person or any division or line of business or other business unit of any other Person and (c) any loan, advance or capital contribution by the Issuer or any of its Restricted Subsidiaries to any other Person. Subject to “—Certain Covenants—Designation of Unrestricted and Restricted Subsidiaries,” the amount of any Investment shall be the original cost of such Investment, plus the cost of any addition thereto that otherwise constitutes an Investment, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect thereto, but giving effect to any repayments of principal in the case of any Investment in the form of a loan and any return of capital or return on Investment in the case of any equity Investment (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the relevant initial Investment).

“Investors” means Denis O’Brien and any Permitted Transferee of Denis O’Brien.

“Issue Date” means the date the Notes are initially issued in connection with the Transactions.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Capital Lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security; provided that in no event shall an operating lease in and of itself be deemed to constitute a Lien.

“Maturity” means, with respect to any indebtedness, the date on which any principal of such indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Proceeds” means (a) with respect to any Disposition, the cash proceeds (including Cash Equivalents and cash proceeds subsequently received (as and when received) in respect of non-cash consideration initially received), net of (i) selling costs and out-of-pocket expenses (including reasonable broker’s fees or commissions, legal fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith and transfer and similar taxes and the Issuer’s good faith estimate of income taxes paid or payable (including pursuant to tax sharing arrangements or that are or would be imposed on intercompany distributions with such proceeds) in connection with such Disposition), (ii) amounts provided as a reserve in accordance with IFRS against any liabilities under any indemnification obligation or purchase price adjustment associated with such Disposition (provided that to the extent and at the time any such amounts are released from such reserve, other than to make a payment for which such amount was reserved, such amounts shall constitute Net Proceeds), (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Debt which is secured by the asset sold in such Disposition and which is required to be repaid or otherwise comes due or would be in default and is repaid (other than any such Debt that is assumed by the purchaser of such asset), (iv) cash escrows (until released from escrow to the Issuer or any of its Restricted Subsidiaries) from the sale price for such Disposition and (v) in the case of any Disposition by any non-Wholly-Owned Subsidiary, the pro rata portion of the Net Proceeds thereof (calculated without regard to this clause (v)) attributable to any minority interest and not available for distribution to or for the account of the Issuer or a Wholly-Owned Subsidiary as a result thereof; and (b) with respect to any issuance or incurrence of Debt or Capital Stock, the cash proceeds thereof, net of all taxes and customary fees, commissions, costs, underwriting discounts and other fees and expenses incurred in connection therewith.

“New DGL0.5 Secured Notes” means the 10.0% Senior Cash Pay/PIK Notes due 2024 to be issued in the Transactions by DGL0.5, including any increase in the principal amount of outstanding New DGL0.5 Secured Notes or any issuance of additional New DGL0.5 Secured Notes, in each case as a result of the payment of PIK Interest on the New DGL0.5 Secured Notes.

“New DL Notes” means the Senior Notes to be issued in the Transactions by Digicel Limited.

“Officer’s Certificate” means a certificate signed by an officer of the Issuer, a Guarantor or a Surviving Entity, as the case may be, and delivered to the Trustee.

“Parent Company” means any other Person, or group of Persons that are Affiliates of the Issuer of which the Issuer is a direct or indirect Subsidiary.

“Pari Passu Debt” means (a) any unsecured Debt of the Issuer that ranks equally in right of payment with the Notes or (b) any unsecured Debt of a Guarantor that ranks equally in right of payment to the Guarantee of such Guarantor.

“Permitted Debt” has the meaning given to such term under “—Certain Covenants—Limitation on Debt.” “Permitted Holders” means (a) the Investors and (b) any Person with which one or more Investors form a “group” (within the meaning of Section 14(d) of the Exchange Act) so long as, in the case of this clause (b), the relevant Investors beneficially own more than 50% of the relevant Voting Stock beneficially owned by the group.

“Permitted Investments” means any of the following:

(a)	Cash or Investments that were Cash Equivalents at the time made;

(b)	Investments in (i) the Issuer, (ii) a Restricted Subsidiary or (iii) any other Person if as a result of such Investment such other Person becomes a Restricted Subsidiary or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Issuer or a Restricted Subsidiary (in the case of any such Permitted Investments pursuant to this clause (b) that constitute Debt, to the extent permitted under the “Limitation on Debt” covenant);

(c)	any payments or other transactions pursuant to a tax sharing agreement between the Issuer and any other Person with which the Issuer files or filed a consolidated tax return or with which the Issuer is part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation;

(d)	Investments in (i) Digicel (CA) Limited or any Subsidiary thereof in an aggregate outstanding amount not to exceed $25.0 million, (ii) Turgeau Holdings Limited or any Subsidiary thereof in an aggregate outstanding amount not to exceed $30.0 million and (iii) any Similar Business in an aggregate outstanding amount not to exceed $125.0 million;

(e)	[reserved];

(f)	(i) Investments existing on, or contractually committed to as of, the Issue Date and (ii) any modification, replacement, renewal or extension of any Investment described in clause (i) above so long as no such modification, renewal or extension thereof increases the amount of such Investment except by the terms thereof or as otherwise permitted under the Indenture;

(g)	Investments received in lieu of cash in connection with any Asset Sale permitted by the “Limitation on Sale of Certain Assets” covenant or any other disposition of assets not constituting an Asset Sale;

(h)	[reserved];

(i)	Investments consisting of rebates and extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(j)	Investments consisting of (or resulting from) Debt permitted under the “Limitation on Debt” covenant (other than Debt permitted under clauses (b) and (h)(1) of paragraph (2) of “—Certain Covenants—Limitation on Debt”), including Debt in the form of guarantees of Debt of any Parent Company incurred in accordance with the “Limitation on Debt” covenant, Permitted Liens, Restricted Payments permitted under the “Limitation on Restricted Payments” covenant (other than clause (i) of paragraph (3) of the “Limitation on Restricted Payments” covenant) and mergers, consolidations, amalgamations, liquidations, windings up, dissolutions or dispositions permitted by the “Limitation on Sale of Certain Assets” covenant;

(k)	Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers, vendors, suppliers, sponsors, licensors, sublicensors, licensees and sublicensees;

(l)	(i) Investments consisting of stock, obligations or securities received in satisfaction of judgments, foreclosure of liens or settlement of debts, and (ii) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(m)	loans and advances (or guarantees of third party loans) to directors, officers or employees of the Issuer or any Restricted Subsidiary made in the ordinary course of business and consistent with the Issuer’s past practices or past practices of the Restricted Subsidiaries, as the case may be, in an amount outstanding not to exceed at any one time $1.0 million;

(n)	[reserved];

(o) (i) Investments of any Restricted Subsidiary acquired after the Issue Date, or of any Person acquired by, or merged into or consolidated or amalgamated with, the Issuer or any Restricted Subsidiary after the Issue Date, in each case as part of an Investment otherwise permitted under the Indenture to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of the relevant acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) so long as no such modification, replacement, renewal or extension thereof increases the amount of such Investment except as otherwise permitted under the Indenture;

(p)	[reserved];

(q)	Investments made after the Issue Date by the Issuer and/or any of its Restricted Subsidiaries, in an aggregate amount at any time outstanding not to exceed: (i) $125.0 million plus (ii) at the election of the Issuer, the amount of Restricted Payments then permitted to be made in reliance on paragraph (3)(j) of the “Limitation on Restricted Payments” covenant (it being understood that any amount utilized under this clause (ii) to make an Investment shall result in a corresponding reduction in availability under paragraph (3)(j) of the “Limitation on Restricted Payments” covenant), (after giving effect to any reductions in the amount of any such Investments as a result of the repayment or other disposition thereof, or designation of the Person in which the Investment was made as a Restricted Subsidiary, the amount of such reduction not to exceed the amount of such Investments previously made pursuant to this clause (q)); plus (iii) in the event that (A) the Issuer or any of its Restricted Subsidiaries makes any Investment after the Issue Date in any Person that is not a Restricted Subsidiary and (B) such Person subsequently becomes a Restricted Subsidiary, an amount equal to 100.0% of the fair market value of such Investment as of the date on which such Person becomes a Restricted Subsidiary;

(r)	[reserved];

(s) (i) guarantees of leases or subleases (in each case other than Capital Leases) or of other obligations not constituting Debt and (ii) guarantees of the lease obligations of suppliers, customers, franchisees and licensees of the Issuer and/or its Restricted Subsidiaries, in each case, in the ordinary course of business;

(t)	Investments in any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraph (2) or (3) of the “Limitation on Restricted Payments” covenant; provided that any Investment made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under the “Limitation on Restricted Payments” covenant;

(u)	[reserved];

(v)	expenses or advances in the ordinary course of the Issuer’s or any Restricted Subsidiary’s business to cover payroll, travel, entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses of the Issuer or any Restricted Subsidiary in accordance with IFRS;

(w)	Investments arising under or in connection with any Derivative Transaction of the type permitted under clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt;

(x)	[reserved];

(y)	Investments made in joint ventures as required by, or made pursuant to, buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding arrangements in effect on the Issue Date or entered into after the Issue Date in the ordinary course of business;

(z)	unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable law;

(aa)	Investments made in connection with any nonqualified deferred compensation plan or arrangement for any present or former employee, director, member of management, officer, manager or consultant or independent contractor (or any Immediate Family Member thereof) of any Parent Company of the Issuer, the Issuer, its subsidiaries and/or any joint venture;

(bb)	additional Investments so long as, after giving effect thereto on a pro forma basis, the Total Leverage Ratio of the Issuer does not exceed 4.5 to 1.0; provided, that no payment Default or Event of Default has occurred and is continuing or would result therefrom;

(cc)	the conversion to Qualified Capital Stock of any Debt owed by the Issuer or any Restricted Subsidiary and permitted under “—Certain Covenants—Limitation on Debt;”

(dd) [reserved];

(ee) Investments consisting of earnest money deposits required in connection with purchase agreements or other acquisitions or Investments that are Permitted Investments and any other pledges or deposits permitted by the “Limitation on Liens” covenant;

(ff)	Investments in the Notes; and;

(gg)	guarantee obligations of the Issuer or any Restricted Subsidiary in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Restricted Subsidiary of the Issuer to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States.

“Permitted Liens” means the following types of Liens:

(a)	Liens securing Debt incurred pursuant to clause (2)(a) under “—Limitation on Debt;

(b)	Liens for taxes, assessments, government charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves in accordance with IFRS shall have been set aside;

(c)	statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, employees, pension plan administrators or other like Liens arising in the ordinary course of the Issuer’s or any Restricted Subsidiary’s business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made or Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s liens or bankers’ liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(d)	Liens incurred (i) in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security laws and regulations, (ii) in the ordinary course of business to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money), (iii) pursuant to pledges and deposits of Cash or Cash Equivalents in the ordinary course of business securing (x) any liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to the Issuer and its Subsidiaries or (y) leases or licenses of property otherwise permitted under the Indenture and (iv) to secure obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments posted with respect to the items described in clauses (i) through (iii) above;

(e)	zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights-of- way, utilities, sewers, electrical lines, telephone lines, telegraph wires, restrictions, encroachments and other similar charges, encumbrances or title defects and incurred in the ordinary course of business that do not in the aggregate interfere with in any material respect the ordinary conduct of the business of the Issuer and its Restricted Subsidiaries on the properties subject thereto, taken as a whole;

(f)	Liens (i) solely on any Cash (or Cash Equivalent) earnest money deposits (including as part of any escrow arrangement) made by the Issuer and/or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement with respect to any Investment permitted under the Indenture (or to secure letters of credit, bank guarantees or similar instruments posted in respect thereof) or (ii) consisting of (A) an agreement to dispose of any property in a Disposition permitted under the “Limitation on Sale of Certain Assets” covenant and/or (B) the pledge of Cash or Cash Equivalents as part of an escrow or similar arrangement required in any Disposition permitted under the “Limitation on Sale of Certain Asset” covenant;

(g)	precautionary or purported Liens evidenced by the filing of UCC financing statements or similar financing statements under applicable Requirements of Law relating solely to (i) operating leases or consignment or bailee arrangements entered into in the ordinary course of business and/or (ii) the sale of accounts receivable in the ordinary course of business for which a UCC financing statement or similar financing statement under applicable Requirements of Law is required;

(h)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods arising in the ordinary course of the Issuer’s or any Restricted Subsidiary’s business;

(i)	Liens in connection with any zoning, building or similar requirement of law or right reserved to or vested in any governmental authority to control or regulate the use of any dimensions of real property or any structure thereon, including Liens in connection with any condemnation or eminent domain proceeding or compulsory purchase order;

(j)	Liens securing Debt permitted pursuant to clause (n) (solely with respect to the permitted refinancing, refunding or replacement of Debt permitted pursuant to paragraph (1) and clauses (a), (c), (i), (l), (o)

and (q) of paragraph (2) under “—Limitation on Debt”); provided that no such Lien extends to any asset not covered by the Lien securing the Debt that is being refinanced;

(k)	Liens existing on the Issue Date after giving effect to the Transactions (including Liens securing the DIFL Secured Notes, including the DIFL Secured Notes issued on the Issue Date in the Transactions) and any modification, replacement, refinancing, renewal or extension thereof; provided that (1) no such Lien extends to any additional property other than (a) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Debt permitted under the “Limitation on Debt” covenant and (b) proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon and (2) any such modification, replacement, refinancing, renewal or extension of the obligations secured or benefited by such Liens, if constituting Debt, is permitted by the “Limitation on Debt” covenant;

(l)	Liens arising out of Sale and Lease-Back Transactions permitted under the “Limitation on Sale and Lease-Back Transactions” covenant;

(m)	Liens securing Capital Leases and purchase money Debt permitted pursuant to paragraph (1) or clause (q) of paragraph (2) of “—Certain Covenants—Limitation on Debt;” provided that any such Lien shall encumber only the asset acquired with the proceeds of such Debt and proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon;

(n)	Liens securing Debt permitted pursuant to clause (l) of paragraph (2) of “—Certain Covenants—Limitation on Debt” on the relevant acquired assets or on the Capital Stock and assets of the relevant newly acquired Restricted Subsidiary; provided that no such Lien (x) extends to or covers any other assets or (y) was created in contemplation of the applicable acquisition of assets or Capital Stock;

(o)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Issuer or any Restricted Subsidiary arising in the ordinary course of the Issuer’s or any Restricted Subsidiary’s business, including rights of offset and set-off;

(p)	Liens on assets and Capital Stock of Restricted Subsidiaries (including Capital Stock owned by such Persons) securing Debt or other obligations of Restricted Subsidiaries that are permitted to be incurred under “—Certain Covenants—Limitation on Debt;”

(q)	Liens securing obligations (other than obligations representing Debt for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of the Issuer and/or its Restricted Subsidiaries;

(r)	[reserved];

(s)	[reserved];

(t)	Liens arising by reason of any judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(u)	the rights reserved or vested in any Person (including any governmental authority) by the terms of any lease, license, franchise, grant or permit held by the Issuer or any of the Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(v)	Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted under clauses (d), (e), (g) and (s) of paragraph (2) of the “Limitation on Debt” covenant;

(w)	Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property and bailee arrangements in the ordinary course of business and permitted by under the Indenture or (ii) by operation of law under Article 2 of the UCC (or any similar applicable law of any jurisdiction);

(x)	Liens in favor of the Issuer or any Guarantor;

(y)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(z)	Liens on specific items of inventory or other goods and the proceeds thereof securing the relevant Person’s obligations in respect of documentary letters of credit or banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(aa)	Liens securing (i) obligations under hedge agreements between the Issuer, any Guarantor or any Restricted Subsidiary and any other Person in connection with any Derivative Transaction of the type described in clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt” and/or (ii) obligations of the type described in clause (f) of paragraph (2) of “—Certain Covenants—Limitation on Debt”;

(bb)	(i) Liens on Capital Stock of joint ventures or Unrestricted Subsidiaries securing capital contributions to, or obligations of, such Persons and (ii) customary rights of first refusal and tag, drag and similar rights in joint venture agreements and agreements with respect to non-Wholly-Owned Subsidiaries;

(cc)	Liens on cash or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Debt;

(dd) undetermined or inchoate Liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised, or which relate to obligations not due or payable or if due, the validity of such Liens are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(ee)	with respect to any Subsidiary, Liens and privileges arising mandatorily by any Requirement of Law; provided such Liens and privileges extend only to the assets or Capital Stock of such Subsidiary;

(ff)	Liens arising solely in connection with rights of dissenting equity holders pursuant to any Requirement of Law in respect of any acquisition or other similar Investment;

(gg)	Liens on assets of Restricted Subsidiaries securing Debt of Restricted Subsidiaries; and

(hh)	Liens securing the New DGL0.5 Secured Notes.

“Permitted Transferee” means, with respect to Person, (i) such Person’s spouse or children (natural or adopted), any trust for Person’s benefit or the benefit of his spouse or children (natural or adopted), or any corporation, limited liability company or partnership, a majority of the direct and beneficial equity ownership of which is held by such Person or one or more of the foregoing, but only so long as such Person shall retain ultimate control over the transferred assets; and (ii) the heirs, executors, administrators or personal representatives upon the death of such Person or upon the incompetency or disability of such Person for purposes of the protection and management of such Person’s assets.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or any other entity.

“PNG Facility” means the loan agreement dated June 18, 2019 between Digicel (PNG) Limited, a wholly-owned indirect subsidiary of Digicel Pacific Limited, as borrower, and Bank of South Pacific Limited, as lender, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Preferred Stock” means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person whether now outstanding, or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock of such Person.

“pro forma basis” or “pro forma effect” means, with respect to any determination of the Total Leverage Ratio, the Secured Net Leverage Ratio, Consolidated Adjusted EBITDA, Consolidated Net Income or Consolidated Total Assets (including component definitions thereof) that each Subject Transaction shall be deemed to have occurred as of the first day of the Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of cash and Cash Equivalents in connection with an acquisition of a Person, business line, unit, division or product line), as of the last day of the Test Period) with respect to any test or covenant for which such calculation is being made and that:

(a)       (i) in the case of (A) any disposition of all or substantially all of the Capital Stock of any Restricted Subsidiary or any division and/or product line of the Issuer or any Restricted Subsidiary or (B) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary, income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be excluded as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made and (ii) in the case of any Permitted Acquisition, Investment and/or designation of an Unrestricted Subsidiary as a Restricted Subsidiary described in the definition of “Subject Transaction,” income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be included as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with the definition of “Consolidated Adjusted EBITDA;”

(b)       any retirement or repayment of Debt (other than normal fluctuations in revolving Debt incurred for working capital purposes) shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made;

(c)       any Debt incurred by the Issuer or any of its Restricted Subsidiaries in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that, (x) if such Debt has a floating or formula rate, such Debt shall have an implied rate of interest for the applicable Test Period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Debt at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Debt), (y) interest on any obligation with respect to any Capital Lease shall be deemed to accrue at an interest rate determined by a responsible officer of the Issuer in good faith to be the rate of interest implicit in such obligation in accordance with IFRS and (z) interest on any Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen by the Issuer; and

(d)       the acquisition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets, whether pursuant to any Subject Transaction or any Person becoming a subsidiary or merging, amalgamating or consolidating with or into the Issuer or any of its subsidiaries, or the disposition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets shall be deemed to have occurred as of the last day of the applicable Test Period with respect to any test or covenant for which such calculation is being made.

“Public Company Costs” means charges associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and charges relating to compliance with the provisions of the Securities Act and the Exchange Act (and in each case, any similar requirement of law under any other applicable jurisdiction), as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’, compensation, fees and expense reimbursement, charges relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees related to the foregoing.

“Qualified Capital Stock” of any Person means any Capital Stock of such Person that is not Disqualified Capital Stock.

“Qualifying IPO” means any transaction or series of related transactions that results in any of the common Capital Stock of the Issuer or any Parent Company being publicly traded on any U.S. national securities exchange or any analogous exchange or any recognized securities exchange in Canada, the United Kingdom or any country in the European Union.

“Replacement Assets” means properties and assets that replace the properties and assets that were the subject of an Asset Sale or properties and assets that will be used or useful in the Issuer’s business or in that of the Restricted Subsidiaries, including Investments but excluding Cash and Cash Equivalents.

“Restricted Subsidiary” means, as to any Person, any subsidiary of such Person that is not an Unrestricted Subsidiary. Unless otherwise specified, “Restricted Subsidiary” shall mean any Restricted Subsidiary of the Issuer.

“S&P” means Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. and its successors.

“Secured Net Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Secured Net Debt as of such date to (b) Consolidated Adjusted EBITDA for the Test Period then ended or as otherwise specified where the term “Secured Net Leverage Ratio” is used in the Indenture, in each case for the Issuer and its Restricted Subsidiaries.

“Securities Act” means the US Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Senior Credit Facility” means that certain First Lien Credit Agreement dated May 25, 2017 among Digicel Holdings (Bermuda) Limited, as Holdings, Digicel International Finance Limited, as Borrower, DIFL US Finance LLC, as Co-Borrower, the lenders party thereto and Citibank, N.A., as Administrative Agent, Issuing Bank and Collateral Agent, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Article I Rule 1-02(w) under Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the date of the Indenture (provided that clause (3) shall be read as if all references to income from continuing operations before income taxes are instead to Consolidated Adjusted EBITDA).

“Similar Business” means any Person the majority of the revenues of which are derived from those material lines of business engaged in by the Issuer or any Restricted Subsidiary on the Issue Date and reasonably related, similar, incidental, complementary, ancillary, corollary, synergistic or related businesses.

“Spot Rate” means, on any day, with respect to any currency in relation to Dollars, the rate at which such currency may be exchanged into Dollars, as set forth at approximately 11:00 a.m., London time, on the date two (2) Business Days prior to such date on the Bloomberg Foreign Exchange Rates & World Currencies Page for such currency. In the event that such rate does not appear on the applicable Bloomberg Foreign Exchange Rates & World Currencies Page, the Spot Rate shall be calculated by reference to such other publicly available service for displaying exchange rates as may be determined by the Issuer; provided that if, at the time of any such determination, for any reason, no such spot rate is being quoted, the Issuer may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest, respectively, is due and payable, and, when used with respect to any other indebtedness, means the date specified in the instrument governing such indebtedness as the fixed date on which the principal of such indebtedness, or any installment of interest thereon, is due and payable.

“Subject Transaction” means, with respect to any Test Period, (a) any acquisition, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or any facility, or of a majority of the outstanding Capital Stock of any Person (but in any event including any Investment in (x) any Restricted Subsidiary which serves to maintain or increase the Issuer’s or any Restricted Subsidiary’s respective equity ownership in such Restricted Subsidiary or (y) any Existing Joint Venture for the purpose of maintaining or increasing the Issuer’s or its relevant Restricted Subsidiary’s ownership interest in such Existing Joint Venture), in each case that is permitted by the Indenture, (c) any Disposition of all or substantially all of the assets or Capital Stock of a subsidiary (or any business unit, line of business or division of the Issuer or a Restricted Subsidiary) not prohibited by the Indenture, (d) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary or an Unrestricted Subsidiary as a Restricted Subsidiary, (e) any incurrence or repayment of Debt (other than revolving Debt) and/or (f) any other event that by the terms of the Indenture requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a pro forma basis.

“Subordinated Debt” means Debt of the Issuer that is subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of such Person or a combination thereof; provided that in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interests in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “Subsidiary” shall mean any subsidiary of the Issuer.

“Test Period” means, as of any date, the period of four consecutive fiscal quarters then most recently ended for which financial statements under “Reports,” have been delivered (or are required to have been delivered); it being understood and agreed that prior to the first delivery (or required delivery) of financial statements under “Reports,” “Test Period” means the period of four consecutive fiscal quarters most recently ended for which financial statements of the Issuer and its Restricted Subsidiaries are available.

“Total Leverage Ratio” means, as to any Person, the ratio, as of any date of determination, of (a) Consolidated Total Debt outstanding as of such date to (b) Consolidated Adjusted EBITDA for the Test Period or as otherwise specified where the term “Total Leverage Ratio” is used in the Indenture, in each case for such Person and its Restricted Subsidiaries.

“Transactions” means the Exchange Offers for (i) Digicel Limited’s 6.00% Senior Notes due 2021 in exchange for the DIFL Secured Notes, the DIFL Unsecured Notes and the DIFL Subordinated Notes, (ii) Digicel Limited’s 6.75% Senior Notes due 2023 in exchange for the New DL Notes, (iii) Digicel Group Two Limited’s 8.250% Senior Notes due 2022 in exchange for the Notes, (iv) Digicel Group Two Limited’s 9.125% Senior Cash Pay/PIK Notes due 2024 in exchange for the Notes and Convertible Perpetual Preferred Notes and (v) Digicel Group One Limited’s 8.250% Senior Notes due 2022 in exchange for the New DGL0.5 Secured Notes.

“Trust Indenture Act” means the US Trust Indenture Act of 1939, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the creation or perfection of security interests.

“Unrestricted Cash Amount” means, as to any Person on any date of determination, the amount of (a) unrestricted Cash and Cash Equivalents of such Person and (b) Cash and Cash Equivalents of such Person that are restricted in favor of the Credit Facilities and/or other permitted secured Debt, in each case as determined in accordance with IFRS.

“Unrestricted Subsidiary” means:

(a)	each of Digicel (CA) Limited and Turgeau Holdings Limited; and

(b)	any Subsidiary of the Issuer that at the time of the determination is an Unrestricted Subsidiary (as designated by the Issuer’s board of directors pursuant to“—Certain Covenants—Designation of Unrestricted and Restricted Subsidiaries”); and

(c)	any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or Persons performing similar functions) of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Debt at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Debt; provided that the effect of any prepayment made in respect of such Debt shall be disregarded in making such calculation.

“Wholly-Owned Subsidiary” of any Person means any Subsidiary of such Person, 100% of the Capital Stock of which (other than directors’ qualifying shares or shares required by applicable law to be owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Description of the New DGL0.5 Secured Notes

The definitions of certain terms used in this description are set forth under the sub-heading “—Certain Definitions.” In this “Description of Notes,” the word “Issuer” refers to Digicel Group 0.5 Limited (“DGL0.5”), and not to any of its Subsidiaries. The word “Notes” refers also to “book-entry interests” in the Notes, as defined herein.

The Issuer will issue, and Digicel Pacific Limited (the “Guarantor”) will guarantee, the Notes (as defined below) offered hereby under an indenture to be dated as of the Issue Date (the “Indenture”) among the Issuer, the Guarantor and Deutsche Bank Trust Company Americas, as trustee and collateral agent for the Notes (the “Trustee”). The terms of the Notes include those set forth in the Indenture. The Indenture is not required to be nor will it be qualified under the Trust Indenture Act of 1939.

The following description is a summary of the material terms of the Indenture. It does not, however, restate the Indenture in its entirety, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Notes and the Indenture, as applicable. You should read the Indenture because it contains additional information and because it and not this description defines your rights as a holder of the Notes. A copy of the proposed form of the Indenture may be obtained by requesting it from the Issuer at the address indicated under “Summary—Corporate Information.”

Brief Description of the Notes

The Notes will:

(a)	be the Issuer’s general secured obligations, secured by a first-priority lien (subject to permitted liens and certain other exceptions) on the Collateral (as defined below);

(b)	mature on April 1, 2024; and

(c)	be guaranteed on a senior secured basis by the Guarantor.

Guarantee

The Issuer’s obligations under the Notes and the Indenture will be guaranteed by the Guarantor. The Issuer’s other Subsidiaries will not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to the Issuer. As of September 30, 2019, on a consolidated basis and excluding intercompany balances, the Issuer’s non-Guarantor subsidiaries had an aggregate of $5.5 billion of liabilities. The Notes and the Guarantee will be structurally subordinated to all liabilities of the Issuer’s non-Guarantor Subsidiaries.

If any Subsidiary of the Issuer provides a Guarantee of any Debt of the Issuer, then such Subsidiary will promptly execute a supplemental indenture pursuant to which it will Guarantee, on a senior secured basis, the Issuer’s obligations under the Notes and the Indenture on the same basis and subject to the same limitations as those applicable to the Guarantee by the Guarantor. Notwithstanding the foregoing, no Subsidiary shall be required to Guarantee the notes if any such Guarantee shall be illegal or unenforceable under relevant law (after taking into account the limitations set forth in the next succeeding paragraph), as determined in good faith by the Issuer.

The obligations of the Guarantor under its Guarantee will be limited or modified as necessary to prevent such Guarantee from constituting a fraudulent conveyance under applicable law. In addition, the obligations of any Guarantor may be limited or modified as necessary or appropriate to (1) comply with applicable law, (2) avoid any general legal limitations such as general statutory limitations, financial assistance, corporate benefit, “thin capitalization” rules, retention of title claims or similar matters or (3) avoid a conflict with the fiduciary duties of such company’s directors, contravention of any legal prohibition or regulatory condition, or the material risk of personal or criminal liability for any officers or directors (in each case as determined by the Issuer in its sole discretion). Such limitations could be significant.

Each Guarantor that makes a payment or distribution under its Guarantee will be entitled to contribution from any other Guarantor.

The Guarantee will be released upon Covenant or Legal Defeasance, as described in “—Legal Defeasance or Covenant Defeasance of Indenture” or satisfaction and discharge of the Indenture.

Holding Company Structure

The Issuer and the Guarantor are holding companies for their respective Subsidiaries, with no material operations of their own and only limited assets. Accordingly, the Issuer and the Guarantor are dependent upon the distribution of the earnings of their respective Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service their obligations.

Ranking of the Notes and the Guarantee

The Notes

The Notes will:

(a)	be general obligations of the Issuer, secured by a first-priority lien (subject to Permitted Liens) on the Collateral described below under “—Security”;

(b)	rank senior in right of payment to any and all of the Issuer’s existing and future indebtedness that is subordinated in right of payment to the Notes;

(c)	be effectively pari passu with all existing and future indebtedness of the Issuer secured by a first-priority Lien on the Collateral;

(d)	rank equally in right of payment with all of the Issuer’s existing and future unsecured indebtedness that is not subordinated in right of payment to the Notes but effectively senior to all unsecured indebtedness to the extent of the value of the Collateral; and

(e)	be structurally subordinated to all Debt and other liabilities (including trade payables) of the Issuer’s Subsidiaries, except for the Guarantor, which will guarantee the Notes.

The Guarantee

The Guarantee will be:

(a)       a general secured obligation of the Guarantor that granted such Guarantee, secured by a first-priority lien (subject to Permitted Liens and certain other exceptions) on the Collateral;

(b)       pari passu in right of payment with any and all of such Guarantor’s existing and future unsubordinated indebtedness;

(c)       effectively pari passu to any and all of such Guarantor’s existing and future indebtedness secured by a first-priority lien on the Collateral;

(d)       senior to any and all of such Guarantor’s future indebtedness that is subordinated;

(e)       effectively senior to any and all of such Guarantor’s future indebtedness that is unsecured or secured by junior liens, in each case to the extent of the value of the Collateral; and

(f)       structurally subordinated to (x) the liability of such Guarantor’s Subsidiaries that do not guarantee the Notes to the extent of the value of such Subsidiaries' assets and (y) any of such Guarantor’s debt that is secured by assets that are not Collateral to the extent of the value of such assets.

Although the Indenture will contain limitations on the amount of additional Debt that the Issuer and its Restricted Subsidiaries may incur, the amount of such additional Debt could be substantial.

Under the circumstances described under the caption “—Certain Covenants—Designation of Unrestricted and Restricted Subsidiaries,” the Issuer will be permitted to create and designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” As of the Issue Date, each of Digicel (CA) Limited and Turgeau Holdings Limited and their respective Subsidiaries will be an Unrestricted Subsidiary. Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.

Collateral Arrangements

Collateral

On the Issue Date, the Issuer and the Trustee, as collateral agent, will enter into a pledge agreement (the “Pledge Agreement”). The Pledge Agreement will provide for first-priority liens on the following assets (the “Collateral”): (i) all Capital Stock of Digicel Pacific Limited owned by the Issuer, (ii) all Capital Stock of Digicel Limited owned by the Issuer; (iii) all Capital Stock (including warrants to acquire Capital Stock) of DCAGL owned by the Issuer, (iv) the Issuer’s receivable under the DCAGL Credit Agreement; and (v) all Capital Stock of Digicel (PNG) Limited owned by Digicel (Singapore) Private Ltd., a wholly-owned direct subsidiary of Digicel Pacific Limited.

The Issuer will be able to incur additional Debt in the future that could be secured by Liens sharing in all or part of the Collateral, which security interests may rank equally with or junior to the security interest of the holders of the Notes. The amount of all such additional Debt will be limited by the covenants described under “—Certain Covenants—Limitation on Debt” and “—Certain Covenants—Limitation on Liens.” Under certain circumstances the amount of such additional secured Debt could be significant.

Pledge Agreement

The security interests in the Collateral described above will be effected pursuant to a pledge agreement governed by New York law and we expect to take steps to perfect the Liens thereunder on the Issue Date or as promptly as practicable thereafter and no later than 60 days after the Issue Date.

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions, the Issuer (i) will be entitled to exercise, directly or indirectly, any economic, voting and other consensual rights pertaining to all Capital Stock of Digicel Pacific Limited, Digicel (PNG) Limited and Digicel Limited, DCAGL and the DCAGL Credit Agreement, in each case, pledged pursuant to the Pledge Agreement and (ii) may collect, invest and dispose of any income arising from the Collateral. Upon the occurrence and during the continuance of an Event of Default and acceleration of the Notes, to the extent permitted by law and subject to the provisions of the Pledge Agreement, and as further described in the following paragraph:

1.	all of the rights of Issuer to exercise voting or other consensual rights with respect to the Collateral shall cease, and all such rights shall become vested in the collateral agent, which, to the extent permitted by law, shall have the sole right to exercise such voting and other consensual rights;

2.	all rights of Issuer to receive all interest, dividends, distributions and other payments made upon or with respect to the Collateral will cease and such interest and other payments will be paid to the collateral agent for the benefit of the Trustee and the holders of the Notes; and

3.	the collateral agent may sell the Collateral or any part thereof in accordance with the terms of applicable law, applicable governmental requirements and the Pledge Agreement.

Upon the occurrence and during the continuance of an Event of Default, the holders of a majority in principal amount of the Notes may direct the collateral agent to foreclose upon and sell the applicable Collateral and to distribute the net proceeds of such sale to the Trustee and the holders of the Notes, subject to applicable laws and applicable governmental requirements. Following an Event of Default, enforcement of the security interests on the Collateral will be made in accordance with applicable law and, to the extent permitted by applicable law, as determined by the collateral agent, in accordance with the provisions of the indenture, the Pledge Agreement and applicable governmental requirements, including any required regulatory approvals. If applicable, the collateral agent will distribute all cash proceeds of the Collateral (after payment of the costs of enforcement and administration) received by it under the Pledge Agreement for the ratable benefit of the holders of the Notes and holders of other obligations secured by Liens on the Collateral. Accordingly, any proceeds received upon a realization of the Collateral securing the Notes and such other obligations will be applied as follows:

1.	first, to the payment of all costs and expenses incurred by the Trustee and the collateral agent in connection with the collection of proceeds or sale of any Collateral or otherwise in connection with the indenture and the Pledge Agreement, including all court costs and the fees and expenses of its agents and legal counsel, the repayment of all advances made by the Trustee and the collateral agent on behalf of Issuer and any other costs or expenses incurred in connection with the exercise of any right or remedy of the holders of the Notes and such other obligations;

2.	second, to pay the Notes, any accrued and unpaid interest thereon and such other obligations on a pro rata basis based on the respective amounts of the Notes and such other obligations then outstanding; and

3.	third, to the extent of the balance of such proceeds after application in accordance with the foregoing, to the Issuer, and its successors or assigns, or as a court of competent jurisdiction may otherwise direct.

Foreclosure upon the Collateral may require certain governmental approvals.

None of the Collateral has been appraised in connection with the offering of the Notes. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, our ability to implement our business strategy, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Likewise, there can be no assurance that the Collateral will be saleable, or, if saleable, that there will not be substantial delays in its liquidation. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay our obligations under the Notes. Accordingly, there can be no assurance that proceeds of any sale of the Collateral pursuant to the indenture and the Pledge Agreement following an Event of Default would be sufficient to satisfy, or would not be substantially less than, amounts due under the Notes.

If the proceeds of any of the Collateral were not sufficient to repay all amounts due on the Notes and any other secured obligations, the holders of the Notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of the Issuer. Likewise, there can be no assurance that the Collateral will be saleable, or, if saleable, that there will not be substantial delays in its liquidation.

Release of Collateral

The Issuer will be entitled to the releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

1.	to enable the disposition of such property or assets to any Person (other than the Issuer or a Restricted Subsidiary) to the extent not prohibited under the covenant described under “—Certain Covenants—Limitation on Sale of Certain Assets”;

2.	upon the dissolution or liquidation of the issuer of that Capital Stock that is not prohibited by the Indenture; or

3.	as described under “—Amendment, Supplement and Waiver” below.

The Notes will cease to have a security interest in the Collateral upon (i) payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other obligations under the Indenture and the Pledge Agreement that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, is paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “—Legal Defeasance and Covenant Defeasance” or a discharge of the Indenture as described under “—Satisfaction and Discharge.”

The Issuer shall not agree to any amendment to the DCAGL Credit Agreement that permits any payment of dividends or distributions to, or repayment of shareholder loans owed to other shareholders of DCAGL (other than the Issuer and its Subsidiaries).

No payment of dividends or distributions to, or repayment of shareholder loans owed to other direct or indirect shareholders of DCAGL (other than the Issuer and its Subsidiaries) will be made until all amounts outstanding under the DCAGL Credit Agreement have been repaid in full. Furthermore, the Issuer shall not agree to any amendment to the DCAGL Credit Agreement that is materially adverse to the holders of the Notes (as determined in good faith by the Issuer.) In addition, no Disposition of all or substantially all of the assets of DCAGL on a consolidated basis (including through mergers, amalgamations, consolidations, sales, assignments, conveyances, leases or other disposals of DCAGL, its subsidiaries or their assets) will be made unless (1) such transaction is on terms that, taken as a whole are not materially less favorable to the Issuer than those that could have been obtained in a comparable arm’s length transaction (as determined in good faith by the Issuer's Board of Directors) and (2) any cash or cash equivalents (net of taxes and other expenses of such transaction) received by DCAGL in such transaction are used for the repayment of the borrower’s obligations to the Issuer under the DCAGL Credit Agreement.

Principal, Maturity and Interest

The Notes will mature on April 1, 2024 and 100% of the principal amount thereof shall be payable on such date, unless redeemed prior thereto as described herein. The Issuer will issue up to $941 million aggregate principal amount of senior secured cash pay/PIK notes due 2024 (the “Notes”) in connection with the Transactions. Subject to the payment of PIK Interest (as defined below), the Notes will be issued only in fully registered form, without coupons, in denominations of $1.00 and any integral multiple of $1.00 above such amount. PIK Interest on the Notes will be paid in denominations of $1.00 and integral multiples of $1.00 in excess thereof and thereafter, the minimum denomination of the Notes will be $1.00 and integral multiples of $1.00 in excess thereof. Subject to the covenants described under “—Certain Covenants—Limitation on Debt” and “—Certain Covenants—Limitation on Liens,” the Issuer is permitted to issue additional Notes (in addition to any PIK Notes) under the Indenture (“Additional Notes”) from time to time, provided that if the Additional Notes are not fungible with the Notes for U.S. income tax purposes, the Additional Notes will have a separate CUSIP number. The Notes and any Additional Notes will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and in this “Description of Notes” references to the “Notes” include references to any Additional Notes that are actually issued.

Each Note will bear cash interest at a rate of 8.0% per annum semi-annually from March 30, 2020. In addition, interest will be paid by increasing the principal amount of the outstanding Notes or by issuing Notes (such notes, “PIK Notes”) (rounded up to the nearest $1.00) (“PIK Interest”), having the same terms and conditions as the Notes (in each case, a “PIK Payment”). PIK Interest on the Notes will accrue at a rate of 2.0% per annum commencing on March 30, 2020. Interest will be payable on each Note on April 1 and October 1 of each year, commencing on October 1, 2020, and at maturity. The Issuer will pay interest on each Note in respect of the principal amount thereof outstanding to those persons who were holders of record on the March 15 or September 15, as the case may be, immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will be paid on overdue principal and other overdue amounts at the same rate and in the same combination of cash and PIK Notes. The Issuer may, at its option, pay PIK Interest at a rate of 10.0% per annum with no cash interest on the first two interest payment dates following the Issue Date. The Issuer shall provide notice of such election no later than 10 business days prior to the record date.

The Issuer will pay cash interest on overdue installments of principal and interest at 1% per annum in excess of the above cash interest rate.

Notwithstanding the foregoing, any interest otherwise payable in PIK Notes upon redemption, required repurchase or Maturity shall be paid in cash.

Transfer and Exchange

A holder of Notes may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Additional Amounts

All payments that the Issuer makes under or with respect to the Notes or that the Guarantor makes under or with respect to the Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of (i) any jurisdiction in which the Issuer or the Guarantor is incorporated, organized or otherwise considered to be a resident or maintaining a permanent establishment or doing business for tax purposes or (ii) any jurisdiction from or through which the Issuer makes any payment on the Notes or the Guarantee or by or within any department or political subdivision thereof or therein having the power to tax (each of clauses (i) and (ii), a “Relevant Taxing Jurisdiction”), unless the Issuer or Guarantor, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration of law. If the Issuer or the Guarantor is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, the Issuer or the Guarantor, as the case may be, will pay additional amounts in cash (“Additional Amounts”) as may be necessary to ensure that the net amount received by each holder of the Notes after such withholding or deduction (including withholding or deduction attributable to Additional Amounts payable hereunder) will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted.

Neither the Issuer nor the Guarantor will, however, pay Additional Amounts to a holder or beneficial owner of Notes:

(a)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the holder’s or beneficial owner’s present or former connection with the Relevant Taxing Jurisdiction (other than a connection arising by reason of the acquisition, ownership, holding or disposition of Notes or by reason of the receipt of payments thereunder or under the Guarantee or the exercise or enforcement of rights under any Notes or the Indenture or under the Guarantee);

(b)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the failure of the holder or beneficial owner of Notes, following the Issuer’s timely written request addressed to the holder, to the extent such holder or beneficial owner is legally entitled to do so, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction);

(c)	in respect of any Tax imposed or withheld pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), as of the date of the indenture (or any amended or successor version of such sections that is substantively comparable and not materially more onerous to comply with), current or future Treasury Regulations issued thereunder or any official interpretation thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code as of the date of the indenture (or any amended or successor version described above), and any intergovernmental agreement (or related governmental regulations, rules or official administrative practices) implementing the foregoing;

(d)	with respect to any estate, inheritance, gift, sales, transfer or personal property tax or any similar Taxes;

(e)	if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment and the Taxes giving rise to such Additional Amounts would not have been imposed on such payment had such holder been the beneficiary, partner or sole beneficial owner, as the case may be, of such Note (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or sole beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or sole beneficial owner);

(f)	to the extent the Taxes giving rise to such Additional Amounts would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for whichever occurs later; and

(g)	with respect to any combination of the items listed above.

The Issuer and the Guarantor will (i) make such withholding or deduction required by applicable law and (ii) timely remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer and the Guarantor will make all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes, in such form as provided in the ordinary course by the Relevant Taxing Jurisdiction. The Issuer and the Guarantor will provide to the Trustee, within a reasonable time after the date the payment of any Taxes so deducted or withheld are due pursuant to applicable law, either a certified copy of tax receipts evidencing such payment, or, if such tax receipts are not reasonably available to the Issuer or the Guarantor, such other documentation that provides reasonable evidence of payment of such Taxes by the Issuer or the Guarantor as is reasonably satisfactory to the Trustee.

At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer or the Guarantor will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter), the Issuer will deliver to the Trustee an Officer’s Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the relevant payment date. The Issuer will promptly publish a notice in accordance with the provisions set forth in “—Notices” stating that such Additional Amounts will be payable and describing the obligation to pay such amounts.

The Issuer and the Guarantor, jointly and severally, will indemnify and hold harmless the holders of Notes, and, upon written request of any holder of Notes, reimburse such holder for the amount of (i) any Taxes levied or imposed by a Relevant Taxing Jurisdiction and payable by such holder in connection with payments made under or with respect to the Notes held by such holder or the Guarantee; and (ii) any Taxes levied or imposed by a Relevant Taxing Jurisdiction with respect to any reimbursement under the foregoing clause (i) or this clause (ii), so that the net amount received by such holder after such reimbursement will not be less than the net amount such holder would have received if the Taxes giving rise to the reimbursement described in clauses (i) and/or (ii) had not been imposed, provided, however, that the indemnification obligation provided for in this paragraph shall not extend to Taxes imposed for which the eligible holder of the Notes would not have been eligible to receive payment of Additional Amounts pursuant to exceptions (a) through (g) above or to the extent such holder received Additional Amounts with respect to such payments.

In addition, the Issuer and the Guarantor will pay any present or future stamp, issue, registration, court, documentation, excise or other similar taxes, charges and duties, including interest and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the execution, issue, registration or delivery of the Notes or the Guarantee or any other document or instrument referred to thereunder and any such taxes, charges or duties imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Notes, the Guarantee and/or any other such document or instrument and the Issuer and Guarantor agree to indemnify the holders for any such Taxes paid by or on behalf of such holders.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any successor Person to the Issuer or the Guarantor and to any jurisdiction in which such successor is incorporated, organized or is otherwise considered to be a resident for tax purposes or maintaining a permanent establishment or doing business for Tax purposes or any jurisdiction from or through which payment is made by or on behalf of such successor or its respective agents and any political subdivision or taxing authority or agency thereof or therein. Whenever the Indenture or this “Description of Notes” refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference includes the payment of Additional Amounts or indemnification payments as described hereunder, if applicable.

Optional Redemption

Optional Redemption on or after the Issue Date

At any time, upon not less than 15 nor more than 60 days’ notice, the Issuer may redeem all or part of the Notes at the redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. These redemptions will be in a minimum amount of $200,000 and multiples thereof of $1,000. This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

If the Issuer redeems less than all of the outstanding Notes, the Trustee shall select the Notes to be redeemed in the manner described under “Redemption, Selection and Notice.”

Redemption Upon Changes in Withholding Taxes

If, as a result of:

(a)	any amendment to, or change in, the laws (or regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction which amendment or change is not publicly announced prior to the date of this offering memorandum, and becomes effective on or after the date of this offering memorandum (or, if a Relevant Taxing Jurisdiction becomes a Relevant Taxing Jurisdiction on a date after the date of this offering memorandum, on or after such later date); or

(b)	any change in, or amendment to, the official application or official interpretation of the laws, treaties, regulations or rulings of any Relevant Taxing Jurisdiction applicable to the Issuer or any Guarantor which change or amendment is not publicly announced prior to the date of this offering memorandum, and becomes effective on or after the date of this offering memorandum (or, if a Relevant Taxing Jurisdiction becomes a Relevant Taxing Jurisdiction on a date after the date of this offering memorandum, on or after such later date) (each of the foregoing in clause (a) and (b), a “Change in Tax Law”), the Issuer or the Guarantor would be obligated to pay, on the next date for any payment, Additional Amounts or indemnification payments as described above under “—Additional Amounts” with respect to the Relevant Taxing Jurisdiction, which the Issuer or the Guarantor reasonably determines it cannot avoid by the use of reasonable measures available to it, then the Issuer may redeem all, but not less than all, of the Notes, at any time thereafter, upon not less than 15 nor more than 60 days’ notice, at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. This redemption is subject to the right of holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date. Prior to the giving of any notice of redemption described in this paragraph, the Issuer will deliver to the Trustee:

(a)	an Officer’s Certificate stating that it is entitled to effect such redemption and that the obligation to pay such Additional Amounts or indemnification payments cannot be avoided by the Issuer’s or Guarantor’s taking reasonable measures available to it; and

(b)	a written opinion of an independent legal counsel to the Issuer of recognized standing and reasonably satisfactory to the Trustee to the effect that the Issuer or the Guarantor has or will become obligated to pay such Additional Amounts or indemnification payments as a result of a Change in Tax Law.

The Issuer will publish a notice of any optional redemption of the Notes described above in accordance with the provisions of the Indenture described under “—Notices.” Notwithstanding the foregoing, no such notice of redemption may be given more than 60 days before or 365 days after the Issuer first becomes liable to pay any Additional Amount or indemnification payments.

The foregoing will apply (a) to any Guarantor only if the payment giving rise to such requirement cannot be made by the Issuer or another Guarantor without the obligation to pay Additional Amounts and (b) mutatis mutandis to any successor Person and to any jurisdiction in which any successor Person is incorporated or organized or otherwise considered to be a tax resident or maintaining a permanent establishment or doing business for Tax purposes or any jurisdiction from or through which any payment on the Notes or any Notes Guarantee is made by or on behalf of such successor Person and any political subdivision or taxing authority or agency thereof or therein.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase the Notes as described under the captions “—Purchase of Notes upon a Change of Control,” “—Certain Covenants—Limitation on Sale of Certain Assets,” “—Certain Covenants—Debt Incurrence Offer” and “—Certain Covenants—Excess Amount Offer.” The Issuer and the Restricted Subsidiaries may at any time and from time to time purchase Notes in the open market or otherwise, subject to compliance with applicable securities laws.

Redemption, Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method, in each case in accordance with the procedures of DTC.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 15 but not more than 60 days before the purchase or redemption date to each holder of Notes at such holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. In addition, any redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent including, but not limited to, completion of an Equity Offering, a refinancing transaction or any other corporate transactions. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

Purchase of Notes upon a Change of Control

If a Change of Control occurs at any time, then the Issuer must make an offer (a “Change of Control Offer”) to each holder of Notes to purchase such holder’s Notes, in whole or in part in integral multiples of $1,000, at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant regular record dates that are prior to the Change of Control Purchase Date to receive interest due on an interest payment date). Purchases made under a Change of Control Offer will also be subject to other procedures set forth in the Indenture.

Within 30 days following any Change of Control, the Issuer will send notice of the Change of Control Offer by first-class mail, with a copy to the Trustee, to each holder of Notes to the address of such holder appearing in the security register, which notice will state:

(i)	that a Change of Control has occurred, and the date it occurred;

(ii)	the circumstances and relevant facts regarding such Change of Control;

(iii)	the Change of Control Purchase Price and the Change of Control Purchase Date, which will be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act and any applicable securities laws or regulations;

(iv)	that any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Purchase Date unless the Change of Control Purchase Price is not paid;

(v)	that any Note (or part thereof) not tendered will continue to accrue interest; and

(vi)	any other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

The Trustee will promptly authenticate and deliver a new Note or Notes equal in principal amount to any unpurchased portion of Notes surrendered, if any, to the holder of Notes in global form or to each holder of certificated Notes; provided that each such new Note will be in a principal amount of $200,000 or an integral multiple of $1,000 above such amount. The Issuer will publicly announce the results of a Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The ability of the Issuer to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that would constitute a Change of Control could constitute a default under the Senior Credit Facility, the DIFL Secured Notes, the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes, the PNG Facility or the New DGL0.5 Unsecured Notes. In addition, certain events that may constitute a change of control under the Senior Credit Facility, the DIFL Secured Notes, the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes, the PNG Facility or the New DGL0.5 Unsecured Notes may or may not constitute a Change of Control under the Indenture. The Issuer’s future indebtedness and the future indebtedness of its Subsidiaries may also require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of the Notes of their right to require a repurchase of the Notes upon a Change of Control could cause a default under such indebtedness, even if the Change of Control itself does not, due to the possible financial effect on the Issuer of such repurchase.

If a Change of Control Offer is made, the Issuer cannot provide any assurance that it will have available funds sufficient to pay the Change of Control Purchase Price for all the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. If the Issuer fails to make or consummate a Change of Control Offer or pay the Change of Control Purchase Price when due, such failure would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under “—Events of Default.”

Even if sufficient funds were otherwise available, the terms of the other indebtedness of the Issuer and its Subsidiaries may prohibit the prepayment of the Notes prior to their scheduled maturity. If the Issuer was not able to prepay any indebtedness containing any such restrictions or obtain requisite consents, the Issuer would be unable to fulfill its repurchase obligations to holders of Notes who exercise their right to redeem their Notes following a Change of Control, which would cause a Default under the Indenture. A Default under the Indenture, unless waived by holders, would result in a cross-default under certain of the financing arrangements described under “Description of Other Indebtedness.”

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Issuer will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the provisions of the Indenture will not give holders the right to require the Issuer to repurchase the Notes in the event of certain highly leveraged transactions, or certain other transactions, including a reorganization, restructuring, merger or similar transaction and, in certain circumstances, an acquisition by the Issuer’s management or its Affiliates, that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. Any such transaction, however, would have to comply with the applicable provisions of the Indenture, including the “Limitation on Debt” covenant. The existence of a holder of the Notes’ right to require the Issuer to repurchase such holder’s Notes upon a Change of Control may deter a third party from acquiring the Issuer or its Subsidiaries in a transaction which constitutes a Change of Control.

If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Issuer or such third party will have the right, upon not less than 15 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to but excluding the date of redemption.

The Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Indenture by virtue of such conflict.

“Change of Control” means any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the Issuer’s outstanding Voting Stock, but excluding (i) any employee benefit plan and/or Person acting as the trustee, agent or other fiduciary or administrator therefor and (ii) any underwriter in connection with any Equity Offering.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Issuer becomes a direct or indirect wholly owned Subsidiary of a holding company and (2) (a) the direct or indirect holders of the Capital Stock of the ultimate parent holding company immediately following that transaction are substantially the same as the holders of the Issuer’s Voting Stock (or the Voting Stock of any Parent Company of the Issuer, if applicable) immediately prior to that transaction or (b) no “person” or “group” (as those terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner of 50% or more of the total voting power of the Capital Stock of such ultimate parent holding company (other than a Permitted Holder).

Certain Covenants

The Indenture will contain, among others, the following covenants.

Limitation on Debt

(1)       The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or otherwise become liable with respect to any Debt; provided that, (a) the Issuer and any of its Restricted Subsidiaries (other than Digicel Limited and its Subsidiaries) may incur Debt, if immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, on a pro forma basis, the Total Leverage Ratio of the Issuer (but excluding the Consolidated Total Debt and Consolidated Adjusted EBITDA of Digicel Limited and its Subsidiaries) does not exceed 5.5 to 1.0 and (b) Digicel Limited and any of its Subsidiaries may incur Debt, if immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, on a pro forma basis, the Total Leverage Ratio of Digicel Limited does not exceed 5.4 to 1.0.

(2)       This covenant will not, however, prohibit the following (collectively, “Permitted Debt”):

(a)	the incurrence by any Restricted Subsidiary in reliance on this clause (a) of (I) Debt under Credit Facilities, including the DIFL Secured Notes (including the DIFL Secured Notes issued on the Issue Date in connection with the Transactions) and Debt outstanding under the Senior Credit Facility and the PNG Facility on the Issue Date, in an aggregate amount not to exceed the sum of (i) $2,370 million (of which $150 million may be incurred by Digicel Pacific Limited and its Restricted Subsidiaries), plus the principal amount of any Debt issued as payment of interest in kind thereon, less any amount of such Debt permanently repaid under the “Limitation on Sale of Certain Assets” covenant plus (ii) [reserved], plus (iii) an unlimited amount so long as, in the case of this clause (iii), on a pro forma basis after giving effect to the incurrence thereof, and the application of the proceeds thereof (other than any Cash funded to the balance sheet of the Issuer) and to any relevant Subject Transaction, the First Lien Net Leverage Ratio does not exceed 1.25 to 1.00 (calculated as if any Debt incurred pursuant to this clause (2)(a)(I)(iii) constituted Consolidated First Lien Net Debt regardless of whether such Debt satisfied the definition thereof); and (II) additional Debt incurred by Digicel Limited and its Restricted Subsidiaries in an aggregate amount not to exceed $100.0 million;

(b)	Debt of the Issuer to any Restricted Subsidiary and/or of any Restricted Subsidiary to the Issuer or any other Restricted Subsidiary; provided that any such Debt of the Issuer or any Guarantor to any

Restricted Subsidiary that is not the Issuer or a Guarantor must be subordinated in right of payment to the Notes or the Guarantee, as applicable, on customary terms;

(c)	to the extent constituting Debt, Sale and Lease-Back Transactions permitted under clause (A) of the proviso in the paragraph set forth under the “Limitation on Sale and Lease-Back Transactions” covenant;

(d)	Debt arising from any agreement providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), or payment obligations in respect of any non-compete, consulting or similar arrangements, in each case incurred in connection with any disposition permitted hereunder, any acquisition or other Investment permitted hereunder or consummated prior to the Issue Date or any other purchase of assets or Capital Stock, and Debt arising from guaranties, letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments securing the performance of the Issuer or any such Restricted Subsidiary pursuant to any such agreement;

(e)	Debt of the Issuer and/or any Restricted Subsidiary (i) pursuant to tenders, statutory obligations (including health, safety and environmental obligations), bids, leases, governmental contracts, trade contracts, surety, indemnity, stay, customs, judgment, appeal, performance and/or return of money bonds or guaranties or other similar obligations incurred in the ordinary course of business and (ii) in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments to support any of the foregoing items;

(f)	Debt of the Issuer and/or any Restricted Subsidiary in respect of commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services, including Debt arising from the financing by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts, including Banking Services Obligations and incentive, supplier finance or similar programs;

(g)	Debt in respect of letters of credit, bankers’ acceptances, bank guaranties or similar instruments supporting trade payables, warehouse receipts or similar facilities entered into in the ordinary course of business;

(h)	guarantees by the Issuer and/or any Restricted Subsidiary of (1) Debt of the Issuer or any Restricted Subsidiary with respect to Debt otherwise permitted to be incurred pursuant to this covenant or (2) Debt of any Parent Company to the extent such Debt is already guaranteed by the Issuer or other Restricted Subsidiaries;

(i)	(i) the Notes, including any PIK Notes (but excluding any other Additional Notes) and (ii) Debt of the Issuer and/or any Restricted Subsidiary existing on the Issue Date after giving effect to the Transactions (other than Debt under the Senior Credit Facility, the DIFL Secured Notes and the PNG Facility), including the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes and the New DGL0.5 Unsecured Notes;

(j)	Debt of the Issuer and/or any Restricted Subsidiary consisting of (i) the financing of insurance premiums, (ii) take-or-pay obligations contained in supply arrangements in the ordinary course of business and/or (iii) obligations to reacquire assets or inventory in connection with customer financing arrangements in the ordinary course of business;

(k)	[reserved];

(l)	Debt of any Person that becomes a Restricted Subsidiary or Debt assumed in connection with an acquisition or other Investment permitted hereunder after the Issue Date; provided that such Debt (i)

existed at the time such Person became a Restricted Subsidiary or the assets subject to such Debt were acquired (ii) was not created or incurred in anticipation thereof and (iii) if the acquisition is by the Issuer or a Restricted Subsidiary other than Digicel Limited or any of its Restricted Subsidiaries, the Total Leverage Ratio of the Issuer (but excluding the Consolidated Total Debt and Consolidated Adjusted EBITDA of Digicel Limited and its Subsidiaries), would not (a) exceed 5.5:1 or (b) be higher than the Total Leverage Ratio immediately prior thereto, or if the acquisition is by Digicel Limited or any of its Restricted Subsidiaries, the Total Leverage Ratio of Digicel Limited would not (a) exceed 5.4 to 1.0 or (b) be higher than the Total Leverage Ratio immediately prior thereto, in each case calculated on a pro forma basis after giving effect to the relevant acquisition or other Investment and the incurrence of such Debt and the application of the proceeds thereof;

(m)	Debt consisting of promissory notes issued by the Issuer or any Restricted Subsidiary to any current or former director, officer, employee, member of management, manager or consultant of any parent of the Issuer, the Issuer or any subsidiary (or their respective Immediate Family Members) so long as such Debt is expressly subordinated to any obligations of the Issuer thereof under the Notes;

(n)	any Debt refinancing, refunding or replacing any Debt permitted under paragraph (1) above and clauses (a), (c), (i), (l), (n) and (q) of this paragraph (2) (in any case, including any refinancing, refunding or replacing Debt incurred in respect thereof, “Refinancing Debt”) and any subsequent Refinancing Debt in respect thereof; provided that

(i)	the principal amount of such Refinancing Debt does not exceed the principal amount of the Debt being refinanced, refunded or replaced, except by (A) an amount equal to unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payments) incurred in connection with the relevant refinancing, refunding or replacement or (B) additional amounts permitted to be incurred pursuant to this covenant (provided that (1) any additional Debt referred to in this clause (B) satisfies the other applicable requirements of this clause (n) (with additional amounts incurred in reliance on this clause (B) constituting a utilization of the relevant basket or exception pursuant to which such additional amount is permitted) and (2) if such additional Debt is secured, the Lien securing such Debt satisfies the applicable requirements of the “Limitation on Liens” covenant);

(ii)	the incurrence thereof shall be without duplication of any amounts outstanding in reliance on the relevant clause of this covenant pursuant to which the Debt being refinanced, refunded or replaced was incurred (i.e., the incurrence of such Refinancing Debt shall not create availability under such relevant clause);

(iii)	except in the case of Refinancing Debt incurred in respect of Debt permitted under clause (a) of this paragraph (2), (A) such Debt, if secured, is secured only by Permitted Liens at the time of such refinancing, refunding or replacement (it being understood that secured Debt may be refinanced with unsecured Debt), (B) such Debt is incurred by the obligor or obligors in respect of the Debt being refinanced, refunded or replaced, except to the extent otherwise permitted pursuant to this covenant and (C) if the Debt being refinanced, refunded or replaced was contractually subordinated to the Notes in right of payment (or the Liens securing such Debt were contractually subordinated to such Liens on the Collateral), such Debt is contractually subordinated to the obligations in right of payment (or the Liens securing such Debt are subordinated to the Liens on the relevant Collateral) either (x) on terms not materially less favorable, taken as a whole, to the holders of the Notes than those applicable to the Debt being refinanced, refunded or replaced, taken as a whole or (y) pursuant to an acceptable intercreditor agreement;

(iv)	as of the date of the incurrence of such Debt and after giving effect thereto, no payment Default or bankruptcy Event of Default exists;

(v)	in the case of Refinancing Debt incurred in respect of Debt permitted under clause (a) of this paragraph (2), (A) such Refinancing Debt is pari passu or junior in right of payment and secured by the Collateral on a pari passu or junior basis with respect to the remaining obligations under the Indenture, or is unsecured; provided that any such Refinancing Debt that is pari passu or junior with respect to the Collateral shall be subject to an acceptable intercreditor agreement, (B) if such Refinancing Debt is secured, it is not secured by any assets other than the Collateral, and (C) if such Refinancing Debt is guaranteed, it is not guaranteed by any Person other than the Issuer or the Guarantor;

(vi)	in the case of Refinancing Debt incurred in respect of Debt permitted under clauses (a) or (i)(ii) of this paragraph (2), the Stated Maturity of such Refinancing Debt is no earlier than the Stated Maturity of the Debt being refinanced;

(vii)	in the case of Refinancing Debt incurred in respect of Debt permitted under clauses (a) or (i)(ii) of this paragraph (2), the Weighted Average Life to Maturity of such Refinancing Debt is equal to or greater than the Weighted Average Life to Maturity of the Debt being refinanced, refunded or replaced;

(viii)	Refinancing Debt shall not include Debt of the Issuer or a Restricted Subsidiary that refinances Debt of an Unrestricted Subsidiary; and

(ix)	for the avoidance of doubt, Debt of Digicel Limited and its Subsidiaries cannot be refinanced, refunded or replaced by DPL or any of its Subsidiaries.

(o)	[reserved];

(p)	Debt of the Issuer and/or any Restricted Subsidiary under any Derivative Transaction not entered into for speculative purposes;

(q)	(i) Debt of Digicel Pacific Limited and any of its Restricted Subsidiaries not to exceed at any time $100 million outstanding in the aggregate and (ii) Debt of Digicel Limited and any of its Restricted Subsidiaries not to exceed at any time $200 million outstanding in the aggregate;

(r)	[reserved];

(s)	Debt (including obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments with respect to such Debt) incurred by the Issuer and/or any Restricted Subsidiary in respect of workers compensation claims, unemployment insurance (including premiums related thereto), other types of social security, pension obligations, vacation pay, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance obligations not in connection with the borrowing of money or the obtaining of advances or credit;

(t)	obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Restricted Subsidiary of the Issuer to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States; and

(u)	Disqualified Capital Stock issued to and held by the Issuer or any Restricted Subsidiary.

(3)       For purposes of determining any particular amount of Debt under this “Limitation on Debt” covenant:

(a)	obligations with respect to letters of credit, guarantees or Liens, in each case supporting Debt otherwise included in the determination of such particular amount will not be included;

(b)	any Liens granted pursuant to the equal and ratable provisions referred to in the “Limitation on Liens” covenant will not be treated as Debt; and

(c)	accrual of interest, accrual of dividends, the accretion of accreted value, the obligation to pay commitment fees and the payment of interest in the form of additional Debt will not be treated as Debt.

Neither the Issuer nor the Guarantor may incur any Debt that is subordinated in right of payment to other Debt of the Issuer or Guarantor, respectively, unless such Debt is also subordinated in right of payment to the Notes or the relevant Guarantee on substantially identical terms. This covenant does not apply to distinctions between categories of Debt that exist by reason of any Liens or Guarantees securing or in favor of some but not all of such Debt.

Limitation on Restricted Payments

(1)       The Issuer and its Restricted Subsidiaries will not pay or make, directly or indirectly:

(a)	any dividend or other distribution on account of any shares of any class of the Capital Stock of the Issuer or any Restricted Subsidiary, except a dividend payable solely in shares of Qualified Capital Stock to the holders of such class and any dividend on any class of Capital Stock of any Restricted Subsidiary so long as the Issuer (or its Restricted Subsidiary) receives its pro rata share based on its relative ownership of such class;

(b)	any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value of any shares of any class of the Capital Stock of the Issuer;

(c)	any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of the Capital Stock of the Issuer outstanding on the Issue Date or thereafter;

(d)	(i) any principal payment on, or any payment made to repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Debt or unsecured Debt of the Issuer or the Guarantor (except (A) Debt permitted under clause (2)(b) under the heading “—Limitation on Debt” or (B) the purchase, repurchase or other acquisition of Debt purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition) or (ii) any payment (whether of principal, interest or other amounts) on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value any Debt incurred under clause (m) of paragraph (2) of “—Limitation on Debt”; or

(e)	any Investment (other than any Permitted Investment) in any Person;

(each of which is a “Restricted Payment” and which are collectively referred to as “Restricted Payments”).

(2)       Notwithstanding paragraph (1) above, the Issuer and its Restricted Subsidiaries may make a Restricted Payment if, at the time of and after giving pro forma effect to such proposed Restricted Payment:

(a)	no payment Default or Event of Default has occurred and is continuing;

(b)	the aggregate amount of Restricted Payments made after the Issue Date, but excluding any Restricted Payments made pursuant to paragraph (3) below other than pursuant to clauses (j), (k) and (m) of paragraph (3) below, does not exceed:

(i) the sum of, without duplication:

(A)	an amount equal to (a) Consolidated Adjusted EBITDA (which amount may be less than zero) for the cumulative period from and including April 1, 2020 to and including the last day of the most recently ended fiscal quarter of the Issuer prior to such date for which consolidated financial statements of the Issuer have been delivered (treated as one accounting period), minus (b) the product of (x) 1.20 and (y) aggregate Consolidated Interest Expense (for purposes of this definition, calculated excluding any interest expense attributable to Debt permitted pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,”) for such cumulative period; plus

(B)	the amount of any capital contributions or other proceeds of any issuance of Capital Stock (other than any amounts (x) constituting an Available Excluded Contribution Amount (as defined below), proceeds of an issuance of Disqualified Capital Stock or proceeds of any capital contributions or issuance of Capital Stock in connection with the Transactions or (y) received from the Issuer or any Restricted Subsidiary) received as Cash equity by the Issuer, plus the Fair Market Value of Cash Equivalents, marketable securities or other property received by the Issuer or any Restricted Subsidiary as a capital contribution or in return for any issuance of Capital Stock (other than any amounts (x) constituting an Available Excluded Contribution Amount or proceeds of any issuance of Disqualifi.ed Capital Stock or (y) received from the Issuer or any Restricted Subsidiary), in each case, during the period from and including the day immediately following the Issue Date through and including such time of determination; plus

(C)	the aggregate principal amount of any Debt or Disqualified Capital Stock, in each case, of the Issuer or any Restricted Subsidiary issued after the Issue Date (other than Debt or such Disqualified Capital Stock issued to the Issuer or any Restricted Subsidiary), which has been converted into or exchanged for Capital Stock of the Issuer, any Restricted Subsidiary or any Parent Company that does not constitute Disqualified Capital Stock, together with the Fair Market Value of any cash or Cash Equivalents and the Fair Market Value of any property or assets received by the Issuer or such Restricted Subsidiary upon such exchange or conversion, in each case, during the period from and including the day immediately following the Issue Date through and including such time of determination; plus

(D)	the net proceeds received by the Issuer or any Restricted Subsidiary during the period from and including the day immediately following the Issue Date through and including such time of determination in connection with the Disposition to any Person (other than the Issuer or any Restricted Subsidiary) of any Investment made pursuant to this paragraph in an amount not to exceed the original Investment; plus

(E)	to the extent not already reflected as a return of capital with respect to such Investment for purposes of determining the amount of such Investment, the proceeds received by the Issuer or any Restricted Subsidiary during the period from and including the day immediately following the Issue Date through and including such time of determination in connection with cash returns, cash profits, cash distributions and similar cash amounts, including cash principal repayments of loans and interest payments on loans, in each case received in respect of any Investment made after the Issue Date pursuant to this paragraph in an amount not to exceed the original Investment or, without duplication, otherwise received by the Issuer or any Restricted Subsidiary from an Unrestricted Subsidiary (including any proceeds received on account of any issuance of equity interests by any Unrestricted Subsidiary (other than solely on account of the issuance of Capital Stock to the Issuer or any Restricted Subsidiary)); plus

(F)	an amount equal to the sum of (A) the amount of any Investments by the Issuer or any Restricted Subsidiary in any Unrestricted Subsidiary made pursuant to this paragraph that has been re-designated as a Restricted Subsidiary, (B) the amount of any Investments by the Issuer or any Restricted Subsidiary in any Unrestricted Subsidiary made pursuant to this paragraph that has been merged, consolidated or amalgamated with or into, or is liquidated, wound up or dissolved into, the Issuer or any Restricted Subsidiary and (C) the Fair Market Value of the property or assets of any Unrestricted Subsidiary that have been transferred, conveyed or otherwise distributed to the Issuer or any Restricted Subsidiary, in each case, during the period from and including the day immediately following the Issue Date through and including such time of determination; and

(c)	(i) with respect to Restricted Payments by the Issuer and any of its Restricted Subsidiaries (other than Digicel Limited and its Subsidiaries), the Total Leverage Ratio of the Issuer (but excluding the Consolidated Total Debt and Consolidated Adjusted EBITDA of Digicel Limited and its Subsidiaries) calculated on a pro forma basis after giving effect to such Restricted Payment, would not exceed 5.5 to 1.0; and

(ii)	with respect to Restricted Payments by Digicel Limited and any of its Subsidiaries, the Total Leverage Ratio of Digicel Limited, calculated on a pro forma basis after giving effect to such Restricted Payment, would not exceed 5.4 to 1.0.

(3)       Notwithstanding paragraphs (1) and (2) above, the Issuer and its Restricted Subsidiaries may take the following actions:

(a)    the Issuer or any Restricted Subsidiary may make Restricted Payments to the extent necessary to permit any Parent Company:

(i)	to pay general administrative costs and expenses (including corporate overhead, legal or similar expenses and customary salary, bonus and other benefits payable to directors, officers, employees, members of management, managers and/or consultants of any Parent Company) and franchise fees and franchise taxes and similar fees, taxes and expenses required to maintain the organizational existence of such Parent Company, in each case, which are reasonable and customary and incurred in the ordinary course of business, plus any reasonable and customary indemnification claims made by directors, officers, members of management, managers, employees or consultants of any Parent Company, in each case, to the extent attributable to the ownership or operations of any Parent Company (but excluding, for the avoidance of doubt, the portion of any such amount, if any, that is attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(ii)	to pay audit and other accounting and reporting expenses of such Parent Company to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such expenses, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(iii)	for the payment of insurance premiums to the extent attributable to any Parent Company (but excluding, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries) and/or its Subsidiaries;

(iv)	to pay (x) customary fees and expenses related to any debt and/or equity offerings (including refinancings), investments and/or acquisitions permitted under the Indenture (whether or not consummated, and including advisory, refinancing, subsequent transaction and exit fees of any Parent Company of the Issuer) and expenses and indemnities of any trustee, agent, arranger, underwriter or similar role and (y) after the consummation of an initial public offering or the issuance of public debt securities, Public Company Costs (but excluding, in each case, for the avoidance of doubt, the portion of any such premiums, if any, attributable to the ownership or operations of any Subsidiary of any Parent Company other than the Issuer and/or its Subsidiaries); and

(v)	to finance any Investment permitted under this covenant (provided that (x) any Restricted Payment under this clause (3)(a)(v) shall be made substantially concurrently with the closing of such Investment and (y) the relevant Parent Company shall, promptly following the closing thereof, cause (A) all property acquired to be contributed to the Issuer or one or more of its Restricted Subsidiaries or (B) the merger, consolidation or amalgamation of the Person formed or acquired into the Issuer or one or more of its Restricted Subsidiaries, in order to consummate such Permitted Investment as if undertaken as a direct Investment by the Issuer or the relevant Restricted Subsidiary);

(b)	the Issuer or any Restricted Subsidiary may pay (or make Restricted Payments to allow any Parent Company to pay) for the repurchase, redemption, retirement or other acquisition or retirement for value of Capital Stock of any Parent Company or any subsidiary held by any future, present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or Immediate Family Member thereof) of any Parent Company, the Issuer or any subsidiary, other than the Controlling Holder:

(i)	in accordance with the terms of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” so long as the aggregate amount of all cash payments made in respect of such promissory notes, together with the aggregate amount of Restricted Payments made pursuant to sub-clause (iv) of this clause (b) below, does not exceed $25.0 million in any fiscal year, which, if not used in any fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

(ii)	with the proceeds of any sale or issuance of, or of any capital contribution in respect of, the Capital Stock of the Issuer or any Parent Company (to the extent such proceeds are contributed to the Issuer or any Restricted Subsidiary in respect of Qualified Capital Stock issued by the Issuer or such Restricted Subsidiary);

(iii)	with the net proceeds of any key-man life insurance policies; or

(iv)	with Cash and Cash Equivalents in an amount not to exceed, together with the aggregate amount of all cash payments made pursuant to sub-clause (i) of this clause (b) in respect of promissory notes issued pursuant to clause (m) of paragraph (2) of “—Limitation on Debt,” $25.0 million in any fiscal year, which, if not used in any fiscal year, may be carried forward to the next subsequent fiscal year (and which carried-over amounts shall be deemed first applied in such subsequent fiscal year);

(c)	the Issuer or any Restricted Subsidiary may make Restricted Payments in an amount not to exceed the portion, if any, of the Available Excluded Contribution Amount on the date that the Issuer elects to apply to this clause;

(d)	the Issuer or any Restricted Subsidiary may make Restricted Payments (i) to any Parent Company to enable such Parent Company to make cash payments in lieu of the issuance of fractional shares and (ii) consisting of (A) payments made or expected to be made in respect of withholding or similar taxes payable by any future, present or former officers, directors, employees, members of management, managers or consultants of the Issuer, any Restricted Subsidiary or any Parent Company or any of their respective Immediate Family Members and/or (B) repurchases of Capital Stock in consideration of the payments described in sub-clause (A) above, including demand repurchases in connection with the exercise of stock options, in each case in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of such Parent Company, share splits, reverse share splits (or any combination thereof);

(e)	the Issuer or any Restricted Subsidiary may repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), or make Restricted Payments to any Parent Company to enable it to repurchase, redeem, acquire or retire Capital Stock upon (or make provisions for withholdings in connection with), the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock if such Capital Stock represents all or a portion of the exercise price of, or tax withholdings with respect to, such warrants, options or other securities convertible into or exchangeable for Capital Stock as part of a “cashless” exercise;

(f)	the Issuer or any Restricted Subsidiary may make any Restricted Payments in connection with the Transactions, including any distribution of cash to any Parent Company to fund any cash consideration (including accrued interest) paid in the Transactions;

(g)	following the consummation of the first Qualifying IPO, the Issuer or any Restricted Subsidiary may (or may make Restricted Payments to any Parent Company to enable it to) make Restricted Payments with respect to any Capital Stock in an amount not to exceed an amount equal to 6.00% per annum of the net cash proceeds received by or contributed to the Issuer from any Qualifying IPO; provided, that no Event of Default shall have occurred and be continuing;

(h)	the Issuer or any Restricted Subsidiary may make Restricted Payments to (i) redeem, repurchase, retire or otherwise acquire any (A) Capital Stock (“Treasury Capital Stock”) of the Issuer and/or any Restricted Subsidiary or (B) Capital Stock of any Parent Company, in the case of each of sub-clauses (A) and (B), in exchange for, or out of the proceeds of the substantially concurrent sale (other than to the Issuer and/or any Restricted Subsidiary) of, Qualified Capital Stock of the Issuer or any Parent Company to the extent any such proceeds are contributed to the capital of the Issuer and/or any Restricted Subsidiary in respect of Qualified Capital Stock (“Refunding Capital Stock”) and (ii) declare and pay dividends on any Treasury Capital Stock out of the proceeds of the substantially concurrent sale (other than to the Issuer or a Restricted Subsidiary) of any Refunding Capital Stock;

(i)	to the extent constituting a Restricted Payment, the Issuer or any Restricted Subsidiary may consummate any transaction permitted under the definition of “Permitted Investments” (other than clauses (j) and (t) thereof), under “Limitation on Sale of Certain Assets,” (other than a transaction exempt therefrom pursuant to clause (vi) of the definition of “Asset Sale”) and the “Limitation on Transactions with Affiliates” covenant (other than clause (iv) thereof);

(j)	the Issuer or any Restricted Subsidiary may make additional Restricted Payments in an aggregate amount not to exceed $150.0 million minus the outstanding amount of Investments made by the Issuer or any Restricted Subsidiary in reliance on clause (q)(ii) under the definition of “Permitted Investments;” provided, that no payment Default or Event of Default shall have occurred and be continuing;

(k)	the Issuer or any Restricted Subsidiary may pay any dividend or consummate any redemption within 60 days after the date of the declaration thereof or the provision of a redemption notice with respect thereto, as the case may be, if at the date of such declaration or notice, the dividend or redemption contemplated by such declaration or redemption notice would have complied with the provisions hereof;

(l)	[reserved];

(m)	the Issuer or any Restricted Subsidiary may make additional Restricted Payments so long as the Total Leverage Ratio of the Issuer, calculated on a pro forma basis, would not exceed 4.0 to 1.0; provided, that no payment Default or Event of Default has occurred and is continuing or would result therefrom;

(n)	the Issuer may make Restricted Payments to fund any payment of interest on (i) Exchange Debt and (ii) unsecured Debt of the Issuer or the Guarantor and, so long as the Total Leverage Ratio of the Issuer, calculated on a pro forma basis, would not exceed 5.0 to 1.0, any repayment, redemption or other retirement of, unsecured Debt of the Issuer or the Guarantor, so long as, on a pro forma basis immediately after giving effect to such Restricted Payments and the incurrence of any Debt in connection therewith, no Default or Event of Default shall have occurred and be continuing;

(o)	(A) for any taxable period for which the Issuer and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state, local or non-U.S. income tax purposes of which a direct or indirect parent of the Issuer is the common parent (a “Tax Group”), the Issuer and each of its subsidiaries may make additional Restricted Payments the proceeds of which shall be used by such common parent (or any direct or indirect equity holder of the Issuer) to pay the portion of any U.S. federal, state, local or non-U.S. income Taxes of such Tax Group, or any franchise taxes imposed in lieu thereof, for such taxable period that are attributable to the income of the Issuer and/or its subsidiaries, provided that such amount shall not be greater than the amount of U.S. federal, state, local and non-U.S. income taxes, as applicable, that would have been paid by the Issuer and its Subsidiaries for such taxable period if the Issuer and each of its Subsidiaries, as applicable, had been a stand-alone corporate taxpayer or stand-alone group of corporate taxpayers filing on a combined unitary or consolidated basis for all fiscal years ending after the Issue Date of which the Issuer is the Parent Company (taking into account any net operating loss carryforwards attributable to the Issuer and its Subsidiaries, as the case may be) and (B) without duplication of Restricted Payments made under sub-clause (A) of this clause, if the Issuer is a flow-through entity for tax purposes, the Issuer and each of its subsidiaries may make additional Restricted Payments to any direct or indirect owner at the times and in the amounts necessary to enable such owner-Person to pay its Tax obligations attributable to its direct or indirect ownership in the Issuer with respect to such taxable period (taking into account any cumulative net taxable loss of the Issuer allocated to such owner-Person, to the extent such loss is of a character that would allow such loss to be available to reduce Taxes in the current taxable period, and the character (e.g. long-term or short-term capital gain or ordinary or exempt) of the applicable income to the extent reasonably determinable);

(p)	the Issuer or any Restricted Subsidiary may make any Restricted Payments required by the terms of any Disqualified Capital Stock permitted to be incurred pursuant to the “Limitation on Debt” covenant;

(q)	the Issuer or any Restricted Subsidiary may make a distribution of the Capital Stock of, or debt owed to the Issuer, any Guarantor or any Restricted Subsidiary by, (x) any Unrestricted Subsidiary or (y) any Restricted Subsidiary that is the equity owner of an Unrestricted Subsidiary, so long as such Restricted Subsidiary owns no assets other than Capital Stock of an Unrestricted Subsidiary; provided in each case that any such Capital Stock or debt that represents an Investment by the Issuer or any Restricted Subsidiary shall be deemed to continue to charge (as utilization) the respective clause under the definition of “Permitted Investments” pursuant to which such Investment was made;

(r)	the Issuer or any Restricted Subsidiary may make payments or distributions to satisfy dissenters’ rights pursuant to or in connection with any acquisition, merger, consolidation, amalgamation or disposition that complies with the “Limitation on Sale of Certain Assets” covenant;

(s)	Restricted Subsidiaries may make distributions in connection with the acquisition of additional Capital Stock in any Restricted Subsidiary from minority equity holders;

(t)	the repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Subordinated Debt or unsecured Debt of the Issuer or the Guarantor in exchange for, or out of the Net Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of the Issuer’s Qualified Capital Stock; and

(u)	the purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Debt or unsecured Debt of the Issuer or the Guarantor (other than Disqualified Capital Stock) in exchange for, or out of the Net Proceeds of a substantially concurrent incurrence (other than to a Subsidiary) of, Refinancing Debt.

(4)       Notwithstanding the foregoing, no Investments (including, for the avoidance of doubt, as a Permitted Investment) shall be made in Digicel Holdings (Central America) Limited, its Subsidiaries or any other Person directly or indirectly operating businesses in Panama, other than (x) Investments in an aggregate principal amount not to exceed $25.0 million after the Issue Date, (y) Investments that refinance or replace existing Investments; provided that no such Investment shall exceed the amount of such existing Investment or (z) Investments pursuant to agreements in effect on the date of this offering memorandum.

Limitation on Transactions with Affiliates

(a)       The Issuer will not, and will not permit any of its Restricted Subsidiaries to enter into any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) involving payment in excess of $25.0 million in any individual transaction with any of their respective Affiliates on terms that are less favorable to the Issuer or such Restricted Subsidiary, as the case may be (as determined by the Issuer in good faith), than those that might be obtained at the time in a comparable arm’s-length transaction from a Person who is not an Affiliate.

(b)       In addition, prior to entering into (A) a Disposition of any assets of the Issuer or any Restricted Subsidiary to Denis O’Brien or any of his controlled Affiliates (“Controlling Holder”) (other than the Issuer and its Subsidiaries) involving payments and/or other consideration in excess of $5 million or (B) any other transaction with a Controlling Holder with an expected aggregate value at the time the transaction is entered into involving payments in excess of $25.0 million, the Issuer must in addition obtain a favorable written opinion from a nationally or regionally recognized investment banking, accounting or appraisal firm as to (i) the fairness of the transaction to the Issuer and its Restricted Subsidiaries from a financial point of view or (ii) that such transaction is not materially less favorable to the Issuer and its Restricted Subsidiaries than could be obtained at the time in an arm’s length transaction with a Person who was not an Affiliate.

(c)       Notwithstanding the foregoing, the restrictions set forth in this description will not apply to:

(i)	any transaction between or among the Issuer and/or one or more Restricted Subsidiaries (or any entity that becomes a Restricted Subsidiary as a result of such transaction) to the extent permitted or not restricted by the Indenture;

(ii)	any issuance, sale or grant of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of any Parent Company, the Issuer or any Restricted Subsidiary;

(iii)	provision of administrative, legal and regulatory, engineering, accounting, marketing, insurance and telecommunications services to Subsidiaries of the Issuer and the allocation of the cost of such services and of overhead and corporate group costs among the Issuer and its Subsidiaries consistent with IFRS and the Issuer’s accounting policies generally applied;

(iv)	(A) transactions permitted by clause (m) of paragraph (2) of the “Limitation on Debt” covenant and the “Limitation on Restricted Payments” covenant (including any Permitted Investment other than a Permitted Investment made pursuant to clause (b)(iii) of the definition thereof) and (B) issuances of Capital Stock and issuances and incurrences of Debt not restricted by this Indenture;

(v)	transactions in existence on the Issue Date and any amendment, modification or extension thereof to the extent that such amendment, modification or extension, taken as a whole, is not (A) materially adverse to the holders of the Notes or (B) more disadvantageous to the holders of the Notes than the relevant transaction in existence on the Issue Date;

(vi)	any payments pursuant to a tax sharing agreement between the Issuer and any other Person with which the Issuer files a consolidated tax return or with which the Issuer is part of a consolidated group for tax purposes;

(vii) Guarantees permitted by the “Limitation on Debt” covenant;

(viii) loans and other transactions among the Issuer and the Guarantor to the extent permitted under the Indenture;

(ix)	customary directors’ fees, indemnification, expense reimbursement and similar arrangements (including the payment of directors’ and officers’ insurance premiums), consulting fees, financial advisory fees, employee salaries, bonuses, employment agreements and arrangements, compensation or employee benefit arrangements, including stock options or legal fees, so long as the Issuer’s board of directors (or equivalent body) has approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or payments to be fair consideration therefor;

(x)	the payment of reasonable out-of-pocket costs and expenses related to registration rights and customary indemnities provided to shareholders under any shareholder agreement;

(xi)	(A) any purchase by any Parent Company of the Capital Stock of (or contribution to the equity capital of) the Issuer and (B) any intercompany loans made by any Parent Company to the Issuer or any Restricted Subsidiary; and

(xii)	any transaction approved by a majority of the disinterested members of the board of directors (or equivalent governing body) of the Issuer or the applicable Restricted Subsidiary, as the case may be, provided that this exception shall not override clause (b) above.

Digicel Pacific Limited and Digicel Limited

Notwithstanding any other provisions of the Indenture, the Issuer will not permit (a) the transfer of any portion of the businesses or operations of Digicel Pacific Limited or its Subsidiaries (or equity interests therein) to Digicel Limited or any of its Subsidiaries or (b) Investments by Digicel Pacific Limited or its Subsidiaries in Digicel Limited or any of its Restricted Subsidiaries, other than Investments made pursuant to clauses (c), (f), (i), (k), (s), (v) or (y) of the definition of “Permitted Investments,” provided that for purposes of this covenant, Investments made pursuant to clause (f) of such definition shall be limited to Investments existing on, or contractually committed to as of, the date of this offering memorandum.

Limitation on Liens

The Issuer will not create, incur, assume or permit or suffer to exist any Lien (the “Initial Lien”) (except for Permitted Liens) on or with respect to any property of any kind owned by it, whether owned at or acquired after the date of the Indenture, or any income or profits therefrom, unless, (a) in the case of any Lien securing Subordinated Debt, the Issuer’s obligations in respect of the Notes and all other amounts due under the Indenture are directly secured by a Lien on such property that is senior in priority to the Lien securing such Subordinated Debt until such time as such Subordinated Debt is no longer secured by a Lien, and (b) in the case of any other Lien (except Liens on Collateral), the Issuer’s obligations in respect of the Notes and all other amounts due under the Indenture are equally and ratably secured with the obligation or liability secured by such Lien.

Any Lien created for the benefit of the collateral agent, the Trustee and the holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the Incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt. The “Increased Amount” of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt described in clause (e) of the definition of “Debt.”

Limitation on Sale of Certain Assets

(1)       The Issuer will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

(a)	the consideration the Issuer or such Restricted Subsidiary receives for such Asset Sale is not less than the Fair Market Value of the assets sold; and

(b)	at least 75% of the consideration the Issuer or such Restricted Subsidiary receives in respect of such Asset Sale consists of (i) Cash or Cash Equivalents (provided that for purposes of the 75% Cash consideration requirement, (w) the amount of any Debt or other liabilities (other than Debt or other liabilities that are subordinated in right of payment to the Notes or that are owed to the Issuer or any Restricted Subsidiary) of the Issuer or any Restricted Subsidiary (as shown on such Person’s most recent balance sheet or statement of financial position (or in the notes thereto) that are assumed by the transferee of any such assets and for which the Issuer and/or its applicable Restricted Subsidiary have been validly released by all relevant creditors in writing, (x) the amount of any trade-in value applied to the purchase price of any replacement assets acquired in connection with such Asset Sale, (y) any Securities received by the Issuer or any Restricted Subsidiary from such transferee that are converted by such Person into Cash or Cash Equivalents (to the extent of the Cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition and (z) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not in excess of $50.0 million, in each case, shall be deemed to be Cash).

(2)       If the Issuer or any Restricted Subsidiary consummates an Asset Sale, the Net Proceeds of the Asset Sale, within 395 days after the consummation of such Asset Sale, may be used by the Issuer or such Restricted Subsidiary (provided, that if the Issuer or any Restricted Subsidiary has contractually committed to apply such proceeds pursuant to clause (b) below during such period but has not yet applied them, such 395 day period shall be extended by six months) to (a) permanently repay or prepay any then outstanding Debt (or, if such Debt is revolving debt, effect a corresponding permanent commitment reduction) of the Issuer or the Guarantor (other than Subordinated Debt), or any Restricted Subsidiary that is not the Guarantor owing to a Person other than the Issuer or a Restricted Subsidiary; provided that, in the case of repayment of Debt of the Issuer or the Guarantor, the Issuer shall equally and ratably reduce obligations under the Notes in accordance with the provisions set forth under “—Optional Redemption,” through open market purchases, or by making an offer (in accordance with the procedures set forth below for an Excess Proceeds Offer) to all holders to purchase, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes); provided, however, that if an excess proceeds offer to repay or repurchase any Debt of any Restricted Subsidiary of the Issuer is made in accordance with the terms of such Debt, the obligation to permanently reduce Debt of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the excess proceeds offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such excess proceeds offer will be deemed to exist following such excess proceeds offer, or (b) invest in any Replacement Assets, or (c) any combination of the foregoing. The amount of such Net Proceeds not so used as set forth in this paragraph (2) constitutes “Excess Proceeds.” Pending the final application of any such Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the terms of the Indenture.

(3)       When the aggregate amount of Excess Proceeds exceeds $50.0 million, the Issuer will, within 20 Business Days, make an offer to purchase (an “Excess Proceeds Offer”) from all holders of Notes and from the holders of any Pari Passu Debt, to the extent required by the terms thereof, on a pro rata basis, in accordance with the procedures set forth in the Indenture or the agreements governing any such Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1,000) of the Notes and any such Pari Passu Debt that may be purchased with the amount of the Excess Proceeds. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

(4) Notwithstanding the foregoing, if the Issuer or any Restricted Subsidiary consummates an Asset Sale of (a) any Collateral, (b) any newly issued Capital Stock of Digicel Pacific Limited, Digicel Limited, DCAGL or Digicel (PNG) Limited, or (c) any Capital Stock of Digicel (Singapore) Private Ltd., then the Issuer shall, within 20 Business Days after the date of receipt of such Net Proceeds, apply the Net Proceeds (such amount, the “Collateral Proceeds”), to make an offer to purchase (a “Collateral Proceeds Offer”) from all holders of Notes and from holders of any Pari Passu Debt secured by ratable Liens on the collateral, to the extent required by the terms thereof, in accordance with the procedures set forth in the Indenture or the agreements governing any Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1,000) of the Notes and any Pari Passu Debt that may be purchased with the amount of the Collateral Proceeds. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

If the Issuer has complied with this clause (4) with respect to Asset Sales of any Collateral, it need not comply with clauses (2) and (3) above with respect to such Asset Sale.

To the extent that the aggregate principal amount of Notes and any such Pari Passu Debt tendered pursuant to an Excess Proceeds Offer or Collateral Proceeds Offer is less than the aggregate amount of Excess Proceeds or Collateral Proceeds, as applicable, the Issuer may use the amount of such Excess Proceeds or Collateral Proceeds not used to purchase Notes and Pari Passu Debt (“Declined Proceeds”) for general corporate purposes that are not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any Pari Passu Debt validly tendered and not withdrawn by holders thereof exceeds the aggregate amount of Excess Proceeds or Collateral Proceeds, as applicable, the Notes and any Pari Passu Debt to be purchased will be selected by the Trustee on a pro rata basis (based upon the principal amount of Notes and the principal amount or accreted value of such Pari Passu Debt tendered by each holder) and in accordance with the procedures of DTC. Upon completion of each such Excess Proceeds Offer or Collateral Proceeds Offer, the amount of Excess Proceeds or Collateral Proceeds will be reset to zero.

Debt Incurrence Offer

In the event that (i) Digicel Pacific Limited or any of its Subsidiaries incurs Debt in aggregate amount in excess of $100 million pursuant to paragraph (1) or (2)(q) under “—Limitation on Debt” and (ii) on a pro forma basis, after giving effect to the incurrence of such Debt and the intended application of the proceeds thereof, Digicel Pacific Limited and its Restricted Subsidiaries have in excess of $100 million of unrestricted cash and cash equivalents, on a consolidated basis (“Minimum Consolidated Liquidity”), the Issuer shall, not later than ten Business Days after the receipt of such Net Proceeds by Digicel Pacific Limited or any of its Subsidiaries, make an offer to purchase (a “Debt Incurrence Offer”) from all holders of the Notes and from the holders of any Pari Passu Debt, to the extent required by the terms thereof, on a pro rata basis, in accordance with the procedures set forth in the Indenture or the agreements governing any such Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1,000) of the Notes and any such Pari Passu Debt that may be purchased with an amount (“Debt Incurrence Amount”) equal to the lesser of (A) such Net Proceeds and (B) an amount of such Net Proceeds such that, after giving effect to the redemption payment, the Issuer still has Minimum Consolidated Liquidity. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

To the extent that the aggregate principal amount of Notes and any such Pari Passu Debt tendered pursuant to a Debt Incurrence Offer is less than the Debt Incurrence Amount, the Issuers may use the portion of the Debt Incurrence Amount not used to purchase Notes and Pari Passu Debt (“Declined Debt Incurrence Amount Proceeds”) for general corporate purposes that are not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any such Pari Passu Debt validly tendered and not withdrawn by holders thereof exceeds the Debt Incurrence Amount, the Notes and any such Pari Passu Debt to be purchased will be selected by the Trustee on a pro rata basis (based upon the principal amount of Notes and the principal amount or accreted value of such Pari Passu Debt tendered by each holder) and in accordance with the procedures of DTC. Upon completion of each such Debt Incurrence Offer, any Declined Debt Incurrence Amount Proceeds shall no longer constitute Debt Incurrence Amount.

Excess Amount Offer

Not later than 65 Business Days after the date on which annual financial statements are required to be furnished to the Trustee under “—Reports,” commencing with the fiscal year ending March 31, 2021, the Issuer will make an offer to purchase (an “Excess Amount Offer”) from all holders of the Notes and from the holders of any Pari Passu Debt, to the extent required by the terms thereof, on a pro rata basis, in accordance with the procedures set forth in the Indenture or the agreements governing any such Pari Passu Debt, the maximum principal amount (expressed as a multiple of $1,000) of the Notes and any such Pari Passu Debt that may be purchased with the Excess Amount. The offer price as to each Note and any such Pari Passu Debt will be payable in cash in an amount equal to (solely in the case of the Notes) 100% of the principal amount of such Note and (solely in the case of Pari Passu Debt) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Debt, plus in each case accrued and unpaid interest, if any, to the date of purchase.

To the extent that the aggregate principal amount of Notes and any such Pari Passu Debt tendered pursuant to an Excess Amount Offer is less than the Excess Amount, the Issuer may use the portion of the Excess Amount not used to purchase Notes and Pari Passu Debt (“Declined Excess Amount Proceeds”) for general corporate purposes that are not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and any such Pari Passu Debt validly tendered and not withdrawn by holders thereof exceeds the Excess Amount, the Notes and any such Pari Passu Debt to be purchased will be selected by the Trustee on a pro rata basis (based upon the principal amount of Notes and the principal amount or accreted value of such Pari Passu Debt tendered by each holder) and in accordance with the procedures of DTC. Upon completion of each such Excess Amount Offer, any Declined Excess Amount Proceeds shall no longer constitute Excess Amount.

Procedures for Excess Proceeds Offer, Debt Incurrence Offer and Excess Amount Offer

If the Issuer is obligated to make an Excess Proceeds Offer, Debt Incurrence Offer or Excess Amount Offer, the Issuer will purchase the Notes and Pari Passu Debt, at the option of the holders thereof, in whole or in part in minimum amounts of $200,000 and integral multiples of $1,000 above such amount, on a date that is not earlier than 30 days and not later than 60 days from the date the notice of the Excess Proceeds Offer, Debt Incurrence Offer or Excess Amount Offer, as applicable, is given to such holders, or such later date as may be required under the Exchange Act. If the Issuer is required to make an Excess Proceeds Offer, Debt Incurrence Offer or Excess Amount Offer, the Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations, including any securities laws of Bermuda and the requirements of any applicable securities exchange on which Notes are then listed. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with such securities laws and regulations and will not be deemed to have breached our obligations described in this covenant by virtue thereof.

Notwithstanding anything to the contrary in the “—Limitation on Sale of Certain Assets” covenant, the “—Debt Incurrence Offer” covenant and the “—Excess Amount Offer” covenant, (a) the Issuer shall not be required to make an Excess Proceeds Offer, Collateral Proceeds Offer, Debt Incurrence Offer or Excess Amount Offer to the extent that the relevant Asset Sale is consummated by any Subsidiary, the relevant Debt is incurred by any Subsidiary or excess cash flow that contributes to the relevant ECF Prepayment Amount is generated by any Subsidiary, as the case may be, for so long as the Issuer determines in good faith that the repatriation to the Issuer of any amount of excess cash flow or asset sale or debt proceeds would be prohibited or delayed (beyond the time period during which such prepayment is otherwise required to be made pursuant hereto) under any requirement of law or conflict with the fiduciary duties of such Subsidiary’s directors, or result in, or could reasonably be expected to result in, a material risk of personal or criminal liability for any officer, director, employee, manager, member of management or consultant of such Subsidiary (including on account of financial assistance, corporate benefit, thin capitalization, capital maintenance or similar considerations); it being understood and agreed that if the repatriation of the relevant affected Net Proceeds, Debt Incurrence Amount or ECF Prepayment Amount is permitted under the applicable requirement of law and, to the extent applicable, would no longer conflict with the fiduciary duties of such director, or result in, or be reasonably expected to result in, a material risk of personal or criminal liability for the Persons described above, in either case, within 365 days following the date such Net Proceeds or Debt Incurrence Amount are received or the last day of the fiscal year to which such ECF Prepayment Amount relates, the relevant Subsidiary will promptly repatriate the relevant Net Proceeds, Debt Incurrence Amount or ECF Prepayment Amount, and the repatriated Net Proceeds, Debt Incurrence Amount or ECF Prepayment Amount will be promptly (and in any event not later than 20 Business Days after such repatriation) applied (net of additional taxes payable or reserved against such Net Proceeds, Debt Incurrence Amount or ECF Prepayment Amount, as a result thereof) to an Excess Proceeds Offer, Collateral Proceeds Offer, Debt Incurrence Offer or Excess Amount Offer to the extent required by such covenants, (b) the Issuer shall not be required to make an Excess Proceeds Offer, Collateral Proceeds Offer, Debt Incurrence Offer or Excess Amount Offer to the extent that the relevant Net Proceeds, Debt Incurrence Amount or ECF Prepayment Amount are received by any Joint Venture for so long as the Issuer determines in good faith that the distribution to the Issuer of such Net Proceeds, Debt Incurrence Amount or ECF Prepayment Amount would be prohibited under the organizational documents (or any relevant shareholders’ or similar agreement) governing such Joint Venture; it being understood that if the relevant prohibition ceases to exist within the 365-day period following the date such Net Proceeds or Debt Incurrence Amount are received or the last day of the fiscal year to which such ECF Prepayment Amount relates, as the case may be, the relevant Joint Venture will promptly distribute the relevant Net Proceeds, Debt Incurrence Amount or ECF Prepayment Amount, and the Net Proceeds, Debt Incurrence Amount or ECF Prepayment Amount will be promptly (and in any event not later than 20 Business Days after such distribution) applied (net of additional taxes payable or reserved against as a result thereof) to make an Excess Proceeds Offer, Collateral Proceeds Offer, Debt Incurrence Offer or Excess Amount Offer to the extent required by such covenants and (c) if the Issuer determines in good faith that the repatriation to the Issuer of any amounts required to make an Excess Proceeds Offer, Collateral Proceeds Offer, Debt Incurrence Offer or Excess Amount Offer would result in material adverse tax consequences for the Issuer or any of its Subsidiaries, Affiliates or direct or indirect equity owners, taking into account any foreign tax credit or benefit actually realized in connection with such repatriation (such amount, a “Restricted Amount”), as determined by the Issuer in good faith, the amount the Issuer shall be required to make an Excess Proceeds Offer, Collateral Proceeds Offer, Debt Incurrence Offer or Excess Amount Offer, as the case may be, shall be reduced by the Restricted Amount; provided that to the extent that the repatriation of any Net Proceeds, Debt Incurrence Amount or ECF Prepayment Amount from the relevant Subsidiary would no longer have a material and adverse tax consequence within the 365-day period following the date such Net Proceeds or Debt Incurrence Amount are received or the last day of the fiscal year to which such ECF Prepayment Amount relates, as the case may be, an amount equal to the Net Proceeds, Debt Incurrence Amount or ECF Prepayment Amount not previously applied pursuant to this clause (c), shall be promptly applied to make an Excess Proceeds Offer, Debt Incurrence Offer or Excess Amount Offer to the extent required by such covenants.

Limitation on Sale and Lease-Back Transactions.

The Issuer will not and will not permit any of its Restricted Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which the Issuer or the relevant Restricted Subsidiary (a) has sold or transferred or is to sell or to transfer to any other Person (other than the Issuer or any of its Restricted Subsidiaries) and (b) intends to use for substantially the same purpose as the property which has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to any Person (other than the Issuer or any of its Restricted Subsidiaries) in connection with such lease (such a transaction, a “Sale and Lease-Back Transaction”); provided that

(A) the foregoing restriction shall not apply to Sale and Lease-Back Transactions in respect of towers and other infrastructure equipment owned by the Issuer or any of its Restricted Subsidiaries and used in their public mobile communications networks, or other telephone, telecommunications, broadcasting or other information systems. and related assets and (B) other Sale and Lease-Back Transactions shall be permitted so long as the aggregate principal amount of Debt resulting from such Sale and Lease-Back Transactions (if any) is permitted under the “Limitation on Debt” covenant.

Limitation on Guarantees of Debt by Restricted Subsidiaries

(1)       The Issuer will not permit any Restricted Subsidiary that is not the Guarantor to guarantee or assume the payment of any Debt of the Issuer or the Guarantor, unless:

(a)	such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary on a senior secured basis; and

(b)	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee.

(2)       Notwithstanding the foregoing, any Guarantee of the Notes will be automatically and unconditionally released and discharged:

(a)	upon the consummation of any permitted transaction or series of related transactions if as a result thereof such Guarantor ceases to be a Restricted Subsidiary (included by merger or dissolution) or becomes an Excluded Subsidiary as a result of a single transaction or series of related transactions permitted under the Indenture;

(b)	if such Subsidiary Guarantor qualifies as an “Excluded Subsidiary” other than under clause (a) of the definition thereof;

(c)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Indenture; or

(d)	upon designation of such Guarantor as an Unrestricted Subsidiary in accordance with the Indenture.

Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

(1)       The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits;

(b)	pay any Debt owed to the Issuer or any other Restricted Subsidiary;

(c)	make loans or advances to the Issuer or any other Restricted Subsidiary; or

(d)	transfer any of its properties or assets to the Issuer or any other Restricted Subsidiary.

(2)       The provisions of the covenant described in paragraph (1) above will not apply to:

(a)	encumbrances and restrictions imposed by the Notes, the Indenture, the Guarantee, any Debt of any Parent Company outstanding on the Issue Date, the Senior Credit Facility, the DIFL Secured Notes, the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes, the PNG Facility and any security documents related thereto;

(b)	any encumbrances or restrictions created under any agreements with respect to Debt of the Issuer or a Restricted Subsidiary permitted to be incurred subsequent to the date of the Indenture pursuant to the provisions of “—Limitation on Debt,” including encumbrances or restrictions imposed by Debt permitted to be incurred under Credit Facilities or any guarantees thereof in accordance with such covenant; provided that such agreements (i) do not prohibit the payment of interest with respect to the Notes or the Guarantee absent a default or event of default or failure to achieve or maintain a specified financial ratio under such agreement, (ii) will not, in the good faith judgment of the Issuer, at the time of incurrence, be likely to materially adversely affect the ability of the Issuer to make principal and interest payments on the Notes when due or (iii) are not materially more restrictive than those in the Senior Credit Facility, the DIFL Secured Notes, the DIFL Unsecured Notes, the DIFL Subordinated Notes, the New DL Notes or the PNG Facility;

(c)	encumbrances or restrictions contained in any agreement in effect on the date of the Indenture (other than an agreement described in another clause of this paragraph (2));

(d)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, encumbrances and restrictions: (i) that restrict in a customary manner the subletting, assignment or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which the Issuer or any Restricted Subsidiary is a party; and (ii) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(e)	encumbrances or restrictions contained in any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in effect at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(f)	encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by the “Limitation on Sale of Certain Assets” covenant with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of the Issuer’s Subsidiaries by another Person;

(g)	with respect to restrictions or encumbrances referred to in clause (1)(d) above, any customary encumbrances or restrictions pertaining to any asset or property subject to a Lien to the extent set forth in the security document governing such Lien;

(h)	encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(i)	any encumbrances or restrictions existing under any agreement that extends, renews, amends, modifies, restates, supplements, refunds, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (2)(a), (b), and (c); provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable, taken as a whole, to the holders of the Notes than those under or pursuant to the agreement so extended, renewed, amended, modified, restated, supplemented, refunded, refinanced or replaced;

(j)	encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(k)	customary limitations on the distribution or disposition of assets or property in joint venture agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements (or the Persons the Capital Stock of which is the subject of such agreement);

(l)	in the case of clause (1)(d) above, customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capital Leases for property acquired in the ordinary course of business;

(m)	any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements; or

(n)	provisions restricting the granting of a security interest in intellectual property contained in licenses, sublicenses or cross-licenses by the Issuer and its Restricted Subsidiaries of such intellectual property, which licenses, sublicenses and cross-licenses were entered into in the ordinary course of business (in which case such restriction shall relate only to such intellectual property).

Designation of Unrestricted and Restricted Subsidiaries

The Issuer’s board of directors may designate any Subsidiary (including newly acquired or newly established Subsidiaries) to be an “Unrestricted Subsidiary” only if:

(a)	no Default has occurred and is continuing at the time of or after giving effect to such designation;

(b)	the Issuer would be permitted to make an Investment at the time of designation (assuming the effectiveness of such designation) pursuant to the “Limitation on Restricted Payments” covenant or as a Permitted Investment in an amount equal to the Fair Market Value of the Issuer’s interest in such Subsidiary (excluding any investment therein that constituted a Restricted Payment when made); and

(c)	no Unrestricted Subsidiary shall own any Capital Stock in any Restricted Subsidiary of the Issuer (unless such Restricted Subsidiary is also designated as an Unrestricted Subsidiary simultaneously with the aforementioned designation in accordance with the terms of the Indenture) or hold any Debt of or any Lien on any property of the Issuer or its Restricted Subsidiaries (unless the Issuer or such Restricted Subsidiary is permitted hereunder to incur such Debt or grant such Lien in favor of such Unrestricted Subsidiary).

In the event of any such designation, the Issuer will be deemed to have made an Investment constituting a Restricted Payment pursuant to the “Limitation on Restricted Payments” covenant or a Permitted Investment for all purposes of the Indenture in an amount equal to the Fair Market Value of the Issuer’s interest in such Subsidiary (excluding any investment therein that constituted a Restricted Payment when made).

The Indenture will further provide that neither the Issuer nor any Restricted Subsidiary will at any time be directly or indirectly liable for any Debt of any Unrestricted Subsidiary, except to the extent permitted under the “Limitation on Restricted Payments” and “Limitation on Transactions with Affiliates” covenants.

Notwithstanding the foregoing, the Issuer may not designate any Subsidiary as an Unrestricted Subsidiary other than (i) an existing or newly created Subsidiary of an existing Unrestricted Subsidiary or (ii) an Unrestricted Subsidiary formed solely to act as the issuer of Escrow Notes and perform customary related activities. “Escrow Notes” means Debt, 100% of the net proceeds of the issuance of which (together with such additional amounts as may be necessary to fund the repayment thereof and accrued interest through the date of repayment) is and remains deposited to an escrow or segregated account established by the issuer of such Debt that is subject to customary escrow or other control arrangements providing for the prepayment or redemption of such Debt with the proceeds of such Debt in certain circumstances (and otherwise providing for the release of the proceeds of such Debt to the issuer of such Debt (or a successor thereto)).

The Issuer’s board of directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary if:

(a)	no Default or Event of Default has occurred and is continuing at the time of or will occur and be continuing after giving effect to such designation; and

(b)	immediately before and after giving effect to such proposed designation, and after giving pro forma effect to the incurrence of any such Debt of such redesignated Subsidiary as if such Debt was incurred on the date of the redesignation, such Debt could be incurred pursuant to the “Limitation on Debt” covenant.

Any such designation as an Unrestricted Subsidiary or Restricted Subsidiary by the Issuer’s board of directors will be evidenced to the Trustee by filing a resolution of the Issuer’s board of directors with the Trustee giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions, and giving the effective date of such designation. Any such filing with the Trustee must occur within 60 days after the end of the Issuer’s fiscal quarter in which such designation is made (or, in the case of a designation made during the last fiscal quarter of the Issuer’s fiscal year, within 120 days after the end of such fiscal year).

Reports

So long as any Notes are outstanding, the Issuer will furnish to the Trustee:

(a)	its consolidated annual financial statements audited by an internationally recognized firm of independent public accountants within 120 days after the end of the Issuer’s fiscal year and an operating and financial review of the annual financial statements, including a discussion of the results of operations, financial condition, and liquidity and capital resources (which may be provided separately);

(b)	its consolidated quarterly financial statements (including a balance sheet, income statement and cash flow statement for the fiscal quarter or quarters then ended and the corresponding fiscal quarter or quarters from the prior year, and notes thereto) within 60 days of the end of each of the first three fiscal quarters of each fiscal year and an operating and financial review of the quarterly financial statements, including a discussion of the results of operations, financial condition, and material changes in liquidity and capital resources; and

(c)	promptly after the occurrence of any material acquisition, disposition or restructuring or any senior executive officer changes at the Issuer or change in auditors of the Issuer or any other material event that the Issuer or any of its Restricted Subsidiaries announces publicly, a report containing a description of such event; provided, however, that the foregoing shall not obligate the Issuer to (i) provide any information the Issuer determines in its good faith judgment is not material to holders of the Notes or the business, assets, operations or financial position of the Issuer and its Restricted Subsidiaries, taken as a whole, or (ii) disclose any trade secrets, privileged or confidential information obtained from another Person or competitively sensitive information.

The annual and quarterly financial statements listed in clauses (a) and (b) above (collectively, the “Financial Reports”) will be prepared in accordance with IFRS.

In addition, the Issuer shall furnish to holders of the Notes, prospective investors and securities analysts, upon the requests of such holders, prospective investors or securities analysts, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Exchange Act by Persons who are not “affiliates” under the Securities Act.

The Issuer shall also: (a) post to a secure website any reports delivered to the Trustee; or (b) make available copies of all reports furnished to the Trustee to an information agent that shall furnish the reports to the holders of Notes, prospective investors and securities analysts upon request; provided that the Issuer shall be entitled to suspend compliance with its obligations under this sentence (i) if and so long as the Issuer files Exchange Act reports with the Securities and Exchange Commission or (ii) if the Issuer determines it must do so to comply with its obligations under applicable securities laws, including in connection with the issuance and sale or potential issuance and sale of securities.

The Issuer will, no later than 10 Business Days after providing to the Trustee any Financial Report, hold a call to discuss such Financial Report and the results of operations for the applicable reporting period. The Issuer will also maintain a website to which holders, prospective investors and securities analysts are given access, on which not later than the date by which the Financial Reports are required to be provided to the Trustee pursuant to clause (a) above, the Issuer (i) makes available such Financial Reports and (ii) provides details about how to access on a toll-free basis the quarterly conference calls described above.

Notwithstanding the foregoing, the obligations set forth above may be satisfied with respect to any financial statements of the Issuer by furnishing (a) the applicable financial statements of any Parent Company or (b) the Issuer (or any Parent Company’s), as applicable, Form 10-K or 10-Q, (or Form 20-F or 6-K) as applicable, filed with the SEC or any securities exchange, in each case, within the time periods specified in such paragraphs; provided that (i) to the extent such financial statements relate to any Parent Company, such financial statements shall be accompanied by consolidating information that summarizes in reasonable detail the differences between the information relating to such Parent Company, on the one hand, and the information relating to the Issuer and its Subsidiaries on a standalone basis, on the other hand.

No Financial Report required to be delivered pursuant to this covenant shall be required to include acquisition accounting adjustments relating to any permitted acquisition or other Investment to the extent it is not practicable to include any such adjustments in such Financial Report.

At any time that any of the Issuer’s Subsidiaries are Unrestricted Subsidiaries and any such Unrestricted Subsidiary or a group of Unrestricted Subsidiaries, taken as a whole, would (if it were restricted) constitute a Significant Subsidiary of the Issuer, then the quarterly and annual financial reports required by the first paragraph of this “Reports” covenant will include a summary of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

Consolidation, Merger and Sale of Assets

The Issuer will not, in a single transaction or through a series of related transactions, consolidate, amalgamate or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the Issuer’s properties and assets to any other Person or Persons and the Issuer will not permit any Restricted Subsidiary to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, lease or other disposition of all or substantially all of the properties and assets of the Issuer and its Restricted Subsidiaries on a consolidated basis. The previous sentence will not apply if:

(a)	at the time of, and immediately after giving effect to, any such transaction or series of transactions, either (i) the Issuer will be the continuing corporation or (ii) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, conveyance, transfer, lease or disposition of all or substantially all the properties and assets of the Issuer and the Restricted Subsidiaries on a consolidated basis has been made (the “Surviving Entity”):

(x)       will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, the United States of America, any state thereof, or the District of Columbia, and

(y)       will expressly assume, by a supplemental indenture, the Issuer’s obligations under the Notes and the Indenture, and the Notes and the Indenture will remain in full force and effect as so supplemented;

(b)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any obligation of the Issuer or any Restricted Subsidiary incurred in connection with or as a result of such transaction or series of transactions as having been incurred by the Issuer or such Restricted Subsidiary at the time of such transaction) no Default or Event of Default will have occurred and be continuing;

(c)	immediately after giving effect to such transaction or series of transactions on a pro forma basis (on the assumption that the transaction or series of transactions occurred on the first day of the four-quarter fiscal period immediately prior to the consummation of such transaction or series of transactions with the appropriate adjustments with respect to the transaction or series of transactions being included in such pro forma calculation), the Issuer (or the Surviving Entity if the Issuer is not the continuing obligor under the Indenture) could incur at least $1.00 of additional Debt under the provisions of paragraph (1) under the “Limitation on Debt” covenant or the Total Leverage Ratio for the Issuer (or the Surviving Entity if the Issuer is not the continuing obligor under the Indenture) and its Restricted Subsidiaries would be lower than such ratio prior to such transaction;

(d)	any Guarantor, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantee will apply to such Person’s obligations under the Indenture and the Notes;

(e)	any of the Issuer’s property or assets would thereupon become subject to any Lien, the provisions of the “Limitation on Liens” covenant are complied with; and

(f)	the Issuer or the Surviving Entity will have delivered to the Trustee an Officer’s Certificate (attaching the computations to demonstrate compliance with clause (c) above) and an opinion of counsel, each stating that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and that the Indenture and the Notes constitute legal, valid and binding obligations of the continuing person, enforceable in accordance with their terms.

Guarantors

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the “Limitation on Sale of Certain Assets” covenant) will not, and the Issuer will not cause or permit any Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the “Limitation on Sale of Certain Assets” covenant) to, consolidate with or merge with or into any Person other than an Issuer or any other Guarantor unless:

(a)	the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, Singapore, the United Kingdom, the United States of America, any state thereof, the District of Columbia, or the jurisdiction where such Guarantor was organized;

(b)	the entity expressly assumes by a supplemental indenture all of the obligations of the Guarantor under the Guarantee, and the Indenture and the Guarantee and the Indenture will remain in full force and effect as so supplemented; and

(c)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

In the case of any transaction involving the Issuer, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Indenture, but, in the case of a lease of all or substantially all of the Issuer’s assets, the Issuer will not be released from the obligation to pay the principal of, premium, if any, and interest, on the Notes.

Nothing in the Indenture will prevent (i) any Restricted Subsidiary that is not a Guarantor from consolidating with, merging into or transferring all or substantially all of its properties and assets to the Issuer or any other Restricted Subsidiary, or (ii) any Guarantor from merging into or transferring all or part of its properties and assets to the Issuer or another Guarantor.

Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Certain Calculations under the Indenture; Limited Condition Transactions

(h)	Notwithstanding anything to the contrary in the Indenture, but subject to the paragraphs set forth below, all financial ratios and tests (including the Total Leverage Ratio, the First Lien Net Leverage Ratio, Consolidated Net Income and Consolidated Adjusted EBITDA) contained in the Indenture that are calculated with respect to any Test Period during which any Subject Transaction occurs shall be calculated with respect to such Test Period and such Subject Transaction on a pro forma basis. Further, if since the beginning of any such Test Period and on or prior to the date of any required calculation of any financial ratio or test (x) any Subject Transaction has occurred or (y) any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such Test Period has consummated any Subject Transaction, then, in each case, any applicable financial ratio or test shall be calculated on a pro forma basis for such Test Period as if such Subject Transaction had occurred at the beginning of the applicable Test Period (or, with respect to any determination pertaining to the balance sheet, including the acquisition of Cash and Cash Equivalents, as of the last day of such Test Period).

(i)	Notwithstanding anything to the contrary set forth above or in the definition of “Capital Lease,” in the event of an accounting change requiring all leases to be capitalized, only those leases (assuming for purposes hereof that such leases were in existence on the date hereof) that would constitute Capital Leases (including leases that are classified as “Financing Leases” for purposes of IFRS) in conformity with IFRS on the Issue Date shall be considered Capital Leases, and all calculations and deliverables under the Indenture (other than financial statements provided under “—Reports”) shall be made or delivered, as applicable, in accordance therewith.

(j)	For purposes of determining the permissibility of any action, change, transaction or event that by the terms of the Indenture requires a calculation of any financial ratio or financial test (including the Total Leverage Ratio, the First Lien Net Leverage Ratio and the amount of Consolidated Adjusted EBITDA or Consolidated Net Income), subject to the succeeding paragraph, such financial ratio or test shall be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or financial test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(k)	Notwithstanding anything to the contrary in the Indenture (including in connection with any calculation made on a pro forma basis), if the terms of the Indenture require (i) compliance with any financial ratio or financial test (including, without limitation any First Lien Net Leverage Ratio test, and/or any Total Leverage Ratio test) or Consolidated Adjusted EBITDA, (ii) the absence of a Default or Event of Default (or any type of default or event of default) or (iii) compliance with any basket, as a condition to (A) the consummation of any transaction (including in connection with any acquisition or similar Investment or the assumption or incurrence of Debt) and/or (B) the making of any Restricted Payment the determination of whether the relevant condition is satisfied may be made, at the election of the Issuer, (1) in the case of any acquisition or similar Investment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) either (x) the execution of the letter of intent or the definitive agreement with respect to such acquisition or Investment or (y) the consummation of such acquisition or Investment and (2) in the case of any Restricted Payment, at the time of (or on the basis of the financial statements for the most recently ended Test Period at the time of) (x) the declaration of such Restricted Payment or (y) the making of such Restricted Payment, in each case, after giving effect to the relevant acquisition and/or Restricted Payment or other transaction on a pro forma basis (including, in each case, giving effect to the relevant transaction, any relevant Debt (including the intended use of proceeds thereof) and, at the election of the Issuer, giving pro forma effect to other prospective “limited conditionality” acquisitions or similar Investments for which definitive agreements have been executed, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or test occurring after the time such election is made.

(l)	Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that does not require compliance with a financial ratio or financial test (including any First Lien Net Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of the Indenture that requires compliance with a financial ratio or financial test (including any First Lien Net Leverage Ratio test and/or any Total Leverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence-Based Amounts (and thereafter, incurrence of the portion of such amount under the Fixed Amount shall be included in such calculation).

(m)	For purposes of determining compliance at any time with the covenants set forth under “—Limitation on Debt,” “—Limitation on Lien,” “—Limitation on Restricted Payments” and “Limitation on Sale of Certain Assets,” in the event that any Debt, Lien, Investment or Asset, as applicable, meets the criteria of more than one of the categories of transactions or items permitted pursuant to any clause of such covenants, the Issuer, in its sole discretion, may, from time to time, classify or reclassify such transaction or item (or portion thereof) under one or more clauses of each such covenant and will only be required to include the amount and type of such transaction (or portion thereof) in any one category; provided that, (i) upon delivery of any financial statements pursuant to “Reports” following the initial incurrence of any portion of any Debt incurred under “—Limitation on Debt (such portion of such Debt, the “Subject Debt”), if any such Subject Debt could, based on such financial statements, have been incurred in reliance on paragraph (1) of such covenant, such Subject Debt shall automatically be reclassified as having been incurred under such paragraph (1) and (ii) the DIFL Secured Notes (including DIFL Secured Notes issued on the Issue Date in connection with the Transactions) and any Debt under the Senior Credit Facility and the PNG Facility outstanding on the Issue Date shall at all times be deemed incurred under clause (2)(a)(I)(i) of such covenant and may not be reclassified. It is understood and agreed that any Debt, Lien, Restricted Payment, Investment and/or Disposition need not be permitted solely by reference to one category of permitted Debt, Lien, Restricted Payment, Investment and/or Disposition under the covenants set forth above, but may instead be permitted in part under any combination thereof.

(n)	For purposes of any determination under the covenants described (other than the calculation of compliance with any financial ratio for purposes of taking any action hereunder) with respect to the amount of any Debt, Lien, Restricted Payment, Investment, Disposition, Sale and Lease-Back Transaction, affiliate transaction or other transaction, event or circumstance, or any determination under any other provision of the Indenture (any of the foregoing, a “relevant transaction”), in a currency other than Dollars, (i) the Dollar Equivalent amount of a relevant transaction in a currency other than Dollars shall be calculated based on the Spot Rate on the date of such relevant transaction (which, in the case of any Restricted Payment, shall be deemed to be the date of the declaration thereof and, in the case of the incurrence of Debt, shall be deemed to be on the date first committed); provided, that if any Debt is incurred (and, if applicable, associated Lien granted) to refinance or replace other Debt denominated in a currency other than Dollars, and the relevant refinancing or replacement would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing or replacement, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing or replacement Debt (and, if applicable, associated Lien granted) does not exceed an amount sufficient to repay the principal amount of such Debt being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender premiums) thereon plus other customary fees and expenses (including upfront fees and original issue discount) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under “—Limitation on Debt” and (ii) for the avoidance of doubt, no Default or Event of Default shall be deemed to have occurred solely as a result of a change in the rate of currency exchange occurring after the time of any relevant transaction so long as such relevant transaction was permitted at the time incurred, made, acquired, committed, entered or declared as set forth in clause (i). For purposes of the calculation of compliance with any financial ratio for purposes of taking any action hereunder on any relevant date of determination, amounts denominated in currencies other than Dollars shall be translated into Dollars at the applicable currency exchange rate used in preparing the financial statements delivered pursuant to “Reports” for the relevant Test Period (and will, with respect to any Debt, reflect the currency translation effects, determined in accordance with IFRS, of any Hedge Agreement permitted hereunder in respect of currency exchange risks with respect to the applicable currency in effect on the date of determination for the Dollar Equivalent amount of such Debt).

Events of Default

(1)       Each of the following will be an “Event of Default” under the Indenture:

(a)	default for 30 days in the payment when due of any interest or any Additional Amounts on any Note;

(b)	default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(c)	failure to comply with any covenant or agreement of the Issuer or of any Restricted Subsidiary that is contained in the Indenture (other than specified in clause (a) or (b) above) and such failure continues for a period of 60 days or more after the written notice specified in clause (2) below;

(d)	default under the terms of any instrument evidencing or securing the Debt of (i) the Issuer, (ii) any Significant Subsidiary or (iii) any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer), would constitute a Significant Subsidiary, in each case having an outstanding principal amount in excess of $50.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt or (y) is caused by the failure to pay such Debt at final maturity thereof after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment) and such failure to make any payment has not been waived or the maturity of such Debt has not been extended, and in either case the total amount of such Debt unpaid or accelerated exceeds $50.0 million or its equivalent at the time;

(e)	any material portion of the Guarantee ceases to be, or shall be asserted in writing by the Guarantor, or any Person acting on behalf of the Guarantor, not to be in full force and effect or enforceable in accordance with its terms (other than as provided for in the Indenture or the Guarantee);

(f)	one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against the Issuer or any Significant Subsidiary, either individually or in an aggregate amount, in excess of $50.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 30 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect;

(g)	the occurrence of certain events of bankruptcy, insolvency, receivership or reorganization with respect to the Issuer or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer), would constitute a Significant Subsidiary; and

(h)	with respect to any Collateral, the Pledge Agreement ceases to be in full force and effect, or the Pledge Agreement ceases to give the holders of the Notes the Liens purported to be created thereby, or the Pledge Agreement is declared null and void or the Issuer or any Guarantor denies in writing that it has any further liability under the Pledge Agreement (in each case other than in accordance with the terms of the Indenture or any of the Pledge Agreement), except to the extent that any loss of perfection or priority results from the failure of the collateral agent (or any other collateral agent for any secured Debt) to maintain possession of instruments pledged under the Pledge Agreement, or otherwise results from the gross negligence or willful misconduct of the trustee or the collateral agent (or any other collateral agent for any Secured Debt; provided, that if a failure of the sort described in this clause (h) is susceptible of cure (including with respect to any loss of Lien priority on material portions of the Collateral), no Event of Default shall arise under this clause (h) with respect thereto until 30 days after an Officer becomes aware of such failure.

(2)       If an Event of Default (other than as specified in clause (1)(g) above with respect to the Issuer) occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer (and to the Trustee if such notice is given by the holders) may, and the Trustee, upon the written request of such holders, shall, declare the principal of, premium, if any, and any Additional

Amounts and accrued interest on all of the outstanding Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Notes will become immediately due and payable.

(3)       If an Event of Default specified in clause (1)(g) above occurs and is continuing with respect to the Issuer, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

(4)        [Reserved.]

(5)       At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer and the Trustee, may rescind such declaration and its consequences if:

(a)	the Issuer has paid or deposited with the Trustee a sum sufficient to pay:

(i)       all overdue interest and Additional Amounts on all Notes then outstanding;

(ii)       all unpaid principal of and premium, if any, on any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(iii)       to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes; and

(iv)       all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(b)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(c)	all Defaults and Events of Default, other than the non-payment of amounts of principal of, premium, if any, and any Additional Amounts and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

(6)       The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive any past defaults under the Indenture, except a default:

(a)	in the payment of the principal of, premium, if any, and Additional Amounts or interest on any Note; or

(b)	in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

(7)       No holder of any of the Notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made a written request, and offered reasonable indemnity or security, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 30 days after receipt of such notice and the Trustee within such 30-day period has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, and Additional Amounts or interest on such Note on or after the respective due dates expressed in such Note.

(8)       If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Notes notice of the Default or Event of Default within 15 Business Days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any,

Additional Amounts or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders of the Notes.

(9)       The Issuer is required to furnish to the Trustee annual statements as to the performance of the Issuer and the Restricted Subsidiaries under the Indenture and as to any default in such performance. The Issuer is also required to notify the Trustee within 15 Business Days after it becomes aware of the occurrence of any Default.

The Indenture will provide that (i) if a Default for a failure to report or failure to deliver a required certificate in connection with another default (the “Initial Default”) occurs, then at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in the covenant entitled “—Reports” or otherwise to deliver any notice or certificate pursuant to any other provision of the Indenture shall be deemed to be cured upon the delivery of any such report required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the Indenture.

Legal Defeasance or Covenant Defeasance of Indenture

The Indenture will provide that the Issuer may, at its option and at any time prior to the Stated Maturity of the Notes, elect to have the obligations of the Issuer and the Guarantor discharged with respect to the outstanding Notes and have Liens on the Collateral securing the Notes released (“Legal Defeasance”). Legal Defeasance means that the Issuer will be deemed to have paid and discharged the entire Debt represented by the outstanding Notes except as to:

(a)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

(b)	the Issuer’s obligations to issue temporary Notes, register, transfer or exchange any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust;

(c)	the rights, powers, trusts, duties and immunities of the Trustee and the obligations of the Issuer and the Guarantor in connection therewith; and

(d)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantor released with respect to certain covenants set forth in the Indenture and have Liens on the Collateral securing the Notes released (“Covenant Defeasance”), and thereafter any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes. These events do not include events relating to non-payment, bankruptcy, insolvency, receivership and reorganization. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a)	the Issuer must irrevocably deposit or cause to be deposited in trust with the Trustee, for the benefit of the holders of the Notes, cash in dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must (i) specify whether the Notes are being defeased to maturity or to a particular redemption date; and (ii) if applicable, have delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes of such principal, premium, if any, or interest;

(b)	in the case of Legal Defeasance, the Issuer must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee stating that (x) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (y) since the date of the Indenture, there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)	in the case of Covenant Defeasance, the Issuer must have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)	no Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(e)	such Legal Defeasance or Covenant Defeasance shall not cause the Trustee for the Notes to have a conflicting interest as defined in the Indenture and for purposes of the Trust Indenture Act with respect to any of the Issuer’s securities;

(f)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit), the Indenture or any material agreement or instrument to which the Issuer or any Restricted Subsidiary is a party or by which the Issuer or any Restricted Subsidiary is bound;

(g)	such defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the US Investment Company Act of 1940 unless such trust shall be registered under such Act or exempt from registration thereunder;

(h)	the Issuer must have delivered to the Trustee an opinion of independent counsel in the country of the Issuer’s incorporation to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following a period of time after the deposit set forth in such opinion, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(i)	the Issuer must have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of the Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others, or removing assets beyond the reach of the relevant creditors or increasing debts of the Issuer to the detriment of the relevant creditors; and

(j)	the Issuer must have delivered to the Trustee an Officer’s Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the Notes when due because of any acceleration occurring after an Event of Default, then the Issuer and the Guarantor will remain liable for such payments.

If the Issuer exercises its legal defeasance option or its covenant defeasance option, all Liens on the Collateral securing the Debt evidenced by the Notes will be released and the Pledge Agreement shall cease to be of further effect.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) when:

(a)	the Issuer has irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose an amount in dollars or U.S. Government Obligations sufficient to pay and discharge the entire Debt on such Notes that have not, prior to such time, been delivered to the Trustee for cancellation, for principal of, premium, if any, and any Additional Amounts and accrued and unpaid interest on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be, and the Issuer has delivered irrevocable instructions to the Trustee in the form of an Officer’s Certificate under the Indenture to apply the deposited money toward the payment of Notes at Maturity or on the redemption date, as the case may be and either:

(i)       all the Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation; or

(ii)       all Notes that have not been delivered to the Trustee for cancellation (x) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (y) will become due and payable at Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuer’s name, and at the Issuer’s expense;

(b)	the Issuer has paid or caused to be paid all sums payable by the Issuer under the Indenture; and

(c)	the Issuer has delivered to the Trustee an Officer’s Certificate and an opinion of counsel, each stating that:

(i)       all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied; and

(ii)       such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuer or any Subsidiary is a party or by which the Issuer or any Subsidiary is bound.

Amendments and Waivers

With the consent of the holders of not less than a majority in aggregate principal amount of the Notes then outstanding, the Issuer, the Guarantor and the Trustee, as applicable, are permitted to amend or supplement the Indenture and the Pledge Agreement; provided that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby:

(a)	change the Stated Maturity of the principal of, or any installment of or Additional Amounts or interest on, any Note;

(b)	reduce the principal amount of any Note (or Additional Amounts or premium, if any) or the rate of or change the time for payment of interest on any Note;

(c)	change the coin or currency in which the principal of any Note or any premium or any Additional Amounts or the interest thereon is payable;

(d)	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(e)	after the occurrence of an Asset Sale requiring the making of an Excess Proceeds Offer or a Change of Control, amend, change or modify the obligation to make and consummate an Excess Proceeds Offer with respect to any Asset Sale in accordance with the “Limitation on Sale of Certain Assets” covenant or the obligation to make and consummate a Change of Control offer in the event of a Change of Control in accordance with the “Purchase of Notes upon a Change of Control” covenant as applicable, including, in each case, amending, changing or modifying any definition relating thereto;

(f)	reduce the principal amount of Notes whose holders must consent to any amendment, supplement or waiver of provisions of the Indenture;

(g)	modify any of the provisions relating to supplemental indentures requiring the consent of holders of the Notes or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby;

(h)	except as otherwise permitted under “—Certain Covenants—Consolidation, Merger and Sale of Assets,” consent to the assignment or transfer by the Issuer of any of its rights or obligations under the Indenture;

(i)	make any change to any provisions of the Indenture affecting the ranking or subordination provisions of the Notes or the Guarantee, in each case in a manner that adversely affects the rights of the holders of the Notes; or

(j)	make any change in the provisions of the Indenture described under “—Additional Amounts” that adversely affects the rights of any holder of the Notes or amend the terms of the Notes or the Indenture in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the Issuer or the Guarantor agrees to pay Additional Amounts (if any) in respect thereof in the supplemental indenture.

In addition, without the consent of holders of at least 66 2/3% in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), no amendment or supplement may (i) modify the Pledge Agreement or the provisions of the Indenture dealing with Collateral or the Pledge Agreement to the extent that such amendment or supplement would have the effect of releasing all or substantially all of the Liens securing the Notes (except as permitted by the terms of the Indenture and the Pledge Agreement) or change or alter the priority of the security interests in the Collateral or (ii) release the Guarantee.

Notwithstanding the foregoing, without the consent of any holder of the Notes, the Issuer, the Guarantor, as applicable, and the Trustee, may modify, amend or supplement the Indenture or Pledge Agreement, as applicable:

(i)	to evidence the succession of another Person to the Issuer and the assumption by any such successor of the covenants in the Indenture and in the Notes in accordance with “—Certain Covenants—Consolidation, Merger and Sale of Assets;”

(ii)	to add to the Issuer’s covenants and those of any Guarantor or any other obligor upon the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Issuer or any Guarantor or any other obligor upon the Notes, as applicable, in the Indenture, in the Notes or in any Guarantees;

(iii)	to cure any ambiguity, or to correct or supplement any provision in the Indenture, the Notes, any Guarantees or the Pledge Agreement that may be defective or inconsistent with any other provision in the Indenture, the Notes, any Guarantees or the Pledge Agreement or make any other modifications with respect to matters or questions arising under the Indenture, the Notes, any Guarantees or the Pledge Agreement; provided that, in each case, such provisions shall not materially adversely affect the interests of the holders of the Notes;

(iv)	to release any Guarantor in accordance with and if permitted by the terms of and limitations set forth in the Indenture or to add a Guarantor or other guarantor under the Indenture;

(v)	to evidence and provide the acceptance of the appointment of a successor trustee or collateral agent under the Indenture;

(vi)	to mortgage, pledge, hypothecate or grant a security interest for the benefit of the Trustee and the holders of the Notes as additional security for the payment and performance of the Issuer’s and any Guarantor’s obligations under the Indenture and the Notes, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted for the benefit of the Trustee and the holders of the Notes pursuant to the Indenture or otherwise;

(vii)	to provide for the issuance of Additional Notes in accordance with and if permitted by the terms of and limitations set forth in the Indenture;

(viii)	to conform any provision to this “Description of Notes;”

(ix)	to secure the Notes or any Guarantees;

(x)	to release Collateral from the Lien pursuant to the Indenture and the Pledge Agreement when permitted or required by the Indenture or the Pledge Agreement; or

(xi)	in the event that PIK Notes are issued in certificated form, to establish minimum redemption amounts for certificated PIK Notes.

The Trustee

The Indenture contains limitations on the rights of the Trustee under the Indenture in the event the Trustee becomes a creditor of the Issuer or any Guarantor. These include limitations on the Trustee’s rights to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise.

The Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction.

Governing Law

The Indenture, the Notes and the Guarantee will be governed by and construed in accordance with the laws of the State of New York, and will provide for the submission of the parties to the jurisdiction of the courts in the State of New York; provided that the Pledge Agreement will be government by the laws of other jurisdictions to the extent that (i) the validity, perfection, effect of perfection or of non-perfection or priority of the security interests granted thereunder are governed by such other jurisdictions pursuant to applicable conflict of laws principles or (ii) such approach is consistent with applicable commercial practice.

Certain Definitions

“Affiliate” means, with respect to any specified Person:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b)	any other Person that beneficially owns, directly or indirectly, 5% or more of such specified Person’s Voting Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means any Disposition other than:

(i)	dispositions (including of Capital Stock) among the Issuer and/or any Restricted Subsidiary (upon voluntary liquidation or otherwise);

(ii)	[reserved];

(iii)	dispositions of inventory, equipment or other assets in the ordinary course of business (including on an intercompany basis);

(iv)	dispositions of surplus, obsolete, used or worn out property or other property that, in the good faith judgment of the Issuer, is (1) no longer useful in its business (or in the business of any Restricted Subsidiary of the Issuer) or (2) otherwise economically impracticable to maintain;

(v)	dispositions of cash and/or Cash Equivalents or other assets that were cash and/or Cash Equivalents when the relevant original Investment was made;

(vi)	dispositions that constitute Investments that are Permitted Investments (other than under clause (j) of the definition of “Permitted Investments”), Permitted Liens, Restricted Payments permitted by paragraph (2) or (3) of the “Limitation on Restricted Payments” covenant (other than paragraph (3)(i) of the “Limitation on Restricted Payments” covenant) and Sale-Leaseback Transactions permitted under the “Limitation on Sale and Lease-Back Transactions” covenant;

(vii)	other dispositions involving (I) an asset in one or a series of related transactions with a Fair Market Value of not more than $25.0 million or (II) asset dispositions not exempt pursuant to clause (I) in any fiscal year not exceeding $50.0 million in the aggregate, provided that this exception shall not apply in respect of any disposition governed by clause (4) under “Limitation on Sale of Certain Assets”;

(viii)	to the extent that (1) the relevant property is exchanged for credit against the purchase price of similar replacement property or (2) the proceeds of the relevant Disposition are promptly applied to the purchase price of such replacement property;

(ix)	dispositions of Investments in joint ventures to the extent required by, or made pursuant to, buy/sell arrangements between joint venture or similar parties set forth in the relevant joint venture arrangements and/or similar binding arrangements;

(x)	dispositions of notes receivable or accounts receivable in the ordinary course of business (including any discount and/or forgiveness thereof) or in connection with the collection or compromise thereof;

(x)	dispositions and/or terminations of leases, subleases, licenses, sublicenses or cross-licenses (including the provision of software under any open source license), the dispositions or terminations of which (1) do not materially interfere with the business of the Issuer and its Restricted Subsidiaries or (2) relate to closed facilities or the discontinuation of any product line;

(xi)	any termination of any lease, sublease, license or sub-license in the ordinary course of business, (1) any expiration of any option agreement in respect of real or personal property and (2) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or litigation claims (including in tort) in the ordinary course of business;

(xii)	dispositions of property subject to foreclosure, expropriation, forced disposition, casualty, eminent domain or condemnation proceedings (including in lieu thereof of any similar proceeding);

(xiii)	dispositions or consignments of equipment, inventory or other assets (including leasehold or licensed interests in real property) with respect to facilities that are temporarily not in use, held for sale or closed;

(xiv)	any issuance of Capital Stock by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary or to a minority shareholder or as required by applicable law or the terms of any license or concession;

(xv)	dispositions of non-core assets and sales of real estate assets, in each case acquired in any acquisition or other Investment permitted hereunder, (x) which disposition or sale is required to obtain the approval of any anti-trust authority or (y) which, within 90 days of the date of such acquisition or Investment, are designated by the Issuer as being held for sale and not for the continued operation of the Issuer or any of its Restricted Subsidiaries or any of their respective businesses;

(xvi)	exchanges or swaps, including transactions covered by Section 1031 of the Code (or any comparable provision of any foreign jurisdiction), of property or assets so long as any such exchange or swap is made for fair value (as determined by the Issuer in good faith) for like property or assets;

(xvii) [reserved];

(xiii)	licensing and cross-licensing (including sub-licensing) arrangements involving any technology, intellectual property or intellectual property rights (“IP Rights”) of the Issuer or any Restricted Subsidiary in the ordinary course of business, (1) dispositions, abandonments, cancellations or lapses of IP Rights, or issuances or registrations, or applications for issuances or registrations, of IP Rights, which, in the good faith determination of the Issuer, are not material to the conduct of the business of the Issuer or its Restricted Subsidiaries, or are no longer economical to maintain in light of its use and (2) dispositions of any technology, intellectual property or other IP Rights of the Issuer or any Restricted Subsidiary involving their customers in the ordinary course of business;

(xviii)	terminations or unwinds of Derivative Transactions;

(xix)	dispositions of contract and license rights, development rights, leases and market data made in connection with the initial development of a telecommunications business and prior to the commencement of commercial operation of such telecommunications business for reasonable equivalent value;

(xx)	disposition of assets for purposes of charitable contributions or similar gifts to the extent such assets are not material to the ability of the Issuer or any Restricted Subsidiary to conduct its business in the ordinary course;

(xxii)	dispositions made to comply with any order or other directive of any governmental authority or any applicable law;

(xxiii)	other dispositions involving assets having a Fair Market Value of not more than, in any fiscal year, $25.0 million which amounts if not used in any fiscal year may be carried forward to the next subsequent fiscal year, and which carried-over amounts shall be deemed first applied in such subsequent fiscal year, provided that this exception shall not apply in respect of any disposition governed by clause (4) under “Limitation on Sale of Certain Assets”;

(xxiv)	[reserved];

(xxv)	the Issuer and the Restricted Subsidiaries may issue directors’ qualifying shares and shares issued to foreign nationals, in each case as required by applicable law;

(xxvi)	the Issuer and the Restricted Subsidiaries may enter into any netting arrangement of accounts receivable between or among the Issuer and its Restricted Subsidiaries or among Restricted Subsidiaries of the Issuer made in the ordinary course of business; and

(xxvii)	dispositions to any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraphs (2) or (3) of the “Limitation on Restricted Payments” covenant; provided that any disposition made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under paragraph (2) or (3) of the “Limitation on Restricted Payments” covenant.

“Available Excluded Contribution Amount” means the aggregate amount of cash or Cash Equivalents or the Fair Market Value of other assets or property received by the Issuer or any of its Restricted Subsidiaries after the Issue Date from: (A) contributions in respect of Qualified Capital Stock (other than any amounts or other assets received from the Issuer or any of its Restricted Subsidiaries), and (B) the sale of Qualified Capital Stock of the Issuer or any of its Restricted Subsidiaries (other than (x) to the Issuer or any Restricted Subsidiary of the Issuer, or (y) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan),in each case, designated as an Available Excluded Contribution Amount pursuant to an Officer’s Certificate on or promptly after the date the relevant capital contribution is made or the relevant proceeds are received, as the case may be; provided that (i) the proceeds of any capital contributions or issuance of Capital Stock in connection with the Transactions shall not constitute Available Excluded Contribution Amount and (ii) no such amounts may be designated as Available Excluded Contribution Proceeds to the extent used to make a Restricted Payment pursuant to paragraph (2) or clauses (3)(b)(ii), (3)(g), (3)(h), (3)(j) or (3)(t) of the “Limitation on Restricted Payments” covenant.

“Banking Services” means each and any of the following bank services: commercial credit cards, stored value cards, purchasing cards, treasury management services, netting services, overdraft protections, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), employee credit card programs, cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with Cash management and deposit accounts.

“Banking Services Obligations” means any and all obligations of the Issuer or any Guarantor, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) under any arrangement between the Issuer or any Guarantor and a counterparty that is (or is an Affiliate of) the Administrative Agent, any lender or any arranger under the Senior Credit Facility at the time such arrangement is entered into, in each case, in connection with Banking Services, in each case, that has been designated in writing to the Trustee by the Issuer as being Banking Services Obligations for purposes of the Indenture.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with IFRS, is or should be accounted for as a capital lease on the balance sheet of that Person; provided, that for the avoidance of doubt, the amount of obligations attributable to any Capital Lease shall be the amount thereof accounted for as a liability in accordance with IFRS.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing, but excluding for the avoidance of doubt any Debt convertible into or exchangeable for any of the foregoing.

“Cash” or “cash” means money, currency or a credit balance in any Deposit Account, in each case determined in accordance with IFRS.

“Cash Equivalents” means any of the following, to the extent owned by the Issuer or any of its Restricted Subsidiaries and having a maturity of not greater than 90 days from the date of acquisition by the Issuer or any of its Restricted Subsidiaries: (a) readily marketable direct obligations of the U.S. government or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the U.S. government, (b) insured certificates of deposit of, or time deposits with, any commercial bank that (i) is a lender under a Senior Credit Facility or a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) below, (iii) is organized under the laws of the United States or any State thereof and (iv) has combined capital and surplus of at least $1.0 billion; (c) commercial paper in an aggregate amount of no more than $1.0 million per issuer outstanding at any time, issued by any corporation organized under the laws of any State of the United States and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or “A-1” (or the then equivalent grade) by S&P, and (d) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition; provided that bank deposits and short term investments in the local currency of any Restricted Subsidiary shall qualify as Cash Equivalents so long as the aggregate amount thereof does not exceed the amount reasonably estimated by the Issuer as being necessary to finance the operations, including capital expenditures, of such Restricted Subsidiary for the succeeding 90 days.

The term “Cash Equivalents” shall also include (x) Investments of the type and maturity described in clauses (a) through (g) above of foreign obligors, which Investments or obligors (or the parent companies thereof) have the ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (y) other short-term Investments utilized by the Issuer and its Subsidiaries in accordance with normal investment practices for cash management in Investments analogous to the Investments described in clauses (a) through (g) and in this paragraph.

“Change of Control” has the meaning given to such term under “—Purchase of Notes upon a Change of Control.”

“Code” means the Internal Revenue Code of 1986.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Adjusted EBITDA” for any period means, as to any Person, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, (a) plus the sum of (i) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period (including any PIK Interest excluded from the definition of Consolidated Interest Expense), (ii) Consolidated Tax Expense of such Person and its Restricted Subsidiaries for such period, (iii) the consolidated depreciation and amortization expense included in the income statement of such Person and its Restricted Subsidiaries for such period, (iv) any other non-cash items reducing Consolidated Net Income (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period required to be made by IFRS), (v) charges or expenses related to any stock option plan or employee benefit plan required to be made pursuant to IFRS, and (vi) to the extent not included in Consolidated Net Income, any proceeds of business interruption insurance received by such Person and its Restricted Subsidiaries for such period, and (b) minus all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

“Consolidated First Lien Net Debt” means, as to any Person at any date of determination, the aggregate principal amount of Consolidated Total Net Debt outstanding on such date that is secured by a first priority Lien on any asset or property of such Person or its Restricted Subsidiaries that constitutes Collateral.

“Consolidated Interest Expense” means, for any period, the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of the Issuer and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with IFRS, (a) excluding the amortization of deferred financing costs and PIK Interest on the Notes or on other Debt issued in the Transactions and (b) including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of debt discounts; (ii) any payments or fees with respect to letters of credit, bankers’ acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements; and (iv) accrued Disqualified Capital Stock dividends, whether or not declared or paid.

“Consolidated Net Income” for any period means the consolidated net income (or loss) of the Issuer and its Restricted Subsidiaries for such period determined on a consolidated basis (before minority interests) in accordance with IFRS; provided that there shall be excluded therefrom (without duplication) (a) the net income (or loss) of any Person acquired by the Issuer or its Restricted Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (or loss) of any Person that is not a Restricted Subsidiary of the Issuer (including Unrestricted Subsidiaries) except to the extent of the amount of dividends or other distributions actually paid to the Issuer or its Restricted Subsidiaries by such Person during such period, (c) gains or losses on dispositions by the Issuer or its Restricted Subsidiaries other than in the ordinary course of business, (d) all extraordinary or non-recurring gains and extraordinary or non-recurring losses, (e) the cumulative effect of changes in accounting principles, (f) gains or losses resulting from fluctuations in currency exchange rates (whether realized or unrealized) and (g) the tax effect of any of the items described in clauses (a) through (f) above.

“Consolidated Tax Expense” means, for any period with respect to any Relevant Taxing Jurisdiction, the provision for all national, local and foreign federal, state or other income taxes of the Issuer and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with IFRS.

“Consolidated Total Assets” means, as to any Person, at any date, all amounts that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the applicable Person at such date.

“Consolidated Total Debt” means, as to any Person at any date of determination, the aggregate principal amount of all Debt of the type described in clauses (a), (b), (c) and (d) of the definition thereof (including, for this purpose, a payment or disbursement made by a bank pursuant to a letter of credit that have not been reimbursed within five Business Days but excluding, for the avoidance of doubt, undrawn letters of credit), in each case of such Person and, without duplication, all guarantees of such Debt of other Persons by such Person; provided that “Consolidated Total Debt” shall be calculated to exclude any obligation, liability or indebtedness of such Person if, upon or prior to the maturity thereof, such Person has irrevocably deposited with the proper Person in trust or escrow the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such obligation, liability or indebtedness.

“Consolidated Total Net Debt” means, as to any Person at any date of determination, the Consolidated Total Debt of such Person, net of the Unrestricted Cash Amount.

“Convertible Perpetual Preferred Notes” means (i) the Convertible Perpetual Preferred Notes to be issued by DGL0.5 in connection with the Transactions and (ii) any such notes issued by DGL0.5 as in-kind interest on the notes referenced in clause (i).

“Credit Facility” or “Credit Facilities” means, one or more debt facilities or indentures, as the case may be, (including the Senior Credit Facility) or commercial paper facilities with banks, insurance companies or other institutional lenders providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and, for the avoidance of doubt, includes any agreement extending the maturity of, refinancing or restructuring all or any portion of the indebtedness under such agreements or any successor agreements.

“DCAGL” means Digicel (Central America) Group Limited, an exempted company incorporated and existing under the laws of Bermuda.

“DCAGL Credit Agreement” means that certain credit agreement among DCAGL and Digicel Group One Limited, as the lender (to be assigned to the Issuer in connection with the Transactions), as in effect on the Issue Date and may be amended, modified, supplemented or restated from time to time in compliance with the Indenture, together with any related agreements or documents (including any security documents and guarantee agreements).

“Debt” means, with respect to any Person, without duplication:

(a) all indebtedness of such Person for borrowed money;

(b) that portion of obligations with respect to Capital Leases of such Person to the extent recorded as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(c) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent the same would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(d) any obligation of such Person owed for all or any part of the deferred purchase price of property or services (excluding (w) any earn out obligation or purchase price adjustment until such obligation (A) becomes a liability on the statement of financial position or balance sheet of such Person (excluding the footnotes thereto) in accordance with IFRS and (B) has not been paid within 30 days after becoming due and payable following expiration of any dispute resolution mechanics set forth in the applicable agreement governing the applicable transaction, (x) accrued expenses and trade accounts payable in the ordinary course of business (including on an intercompany basis) and (y) liabilities associated with customer prepayments and deposits), which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof or (ii) evidenced by a note or similar written instrument;

(e) all Debt of others secured by any Lien on any property or asset owned or held by such Person regardless of whether the Debt secured thereby has been assumed by such Person or is non-recourse to the credit of such Person;

(f) the face amount of any letter of credit issued for the account of such Person or as to which such Person is otherwise liable for reimbursement of drawings;

(g) the guarantee by such Person of the Debt of another;

(h) all obligations of such Person in respect of any Disqualified Capital Stock and all obligations of such Person’s non-Guarantor Subsidiaries in respect of Preferred Stock; and

(i) all net obligations of such Person in respect of any Derivative Transaction, including any Hedge Agreement, whether or not entered into for hedging or speculative purposes;

provided that (i) in no event shall obligations under any Derivative Transaction be deemed “Debt” for any calculation of the Total Leverage Ratio, First Lien Net Leverage Ratio or any other financial ratio under the Indenture, (ii) the amount of Debt of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (A) the aggregate unpaid amount of such Debt and (B) the fair market value of the property encumbered thereby as determined by such Person in good faith and (iii) in no event shall the term “Debt” include (A) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business that are not more than 90 days past due, (B) liabilities in respect of performance bonds or surety bonds provided by the Issuer or any Restricted Subsidiary in the ordinary course of business, to the extent such bonds are not drawn upon or, if and to the extent drawn upon are honored in accordance with their terms and if, to be reimbursed, are reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the bond or (C) any pension obligation of the Issuer or any Restricted Subsidiary.

For all purposes hereof, the Debt of any Person shall include the Debt of any partnership in which such Person is a general partner, except to the extent such Person’s liability for such Debt is otherwise limited.

The principal amount of any non-interest bearing Debt or other discount security constituting Debt at any date shall be the principal amount thereof that would be shown on a balance sheet of the Issuer dated such date prepared in accordance with IFRS.

“Default” means any event or condition which upon notice, lapse of time or both would become an Event of Default.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, excluding, for the avoidance of doubt, any investment property (within the meaning of the UCC) or any account evidenced by an instrument or negotiable certificate of deposit (within the meaning of the UCC).

“Derivative Transaction” means (a) any interest-rate transaction, including any interest-rate swap, basis swap, forward rate agreement, interest rate option (including a cap, collar or floor), and any other instrument linked to interest rates that gives rise to similar credit risks (including when-issued securities and forward deposits accepted), (b) any exchange-rate transaction, including any cross-currency interest-rate swap, any forward foreign-exchange contract, any currency swap or currency option, and any other instrument linked to exchange rates that gives rise to similar credit risks, (c) any equity derivative transaction, including any equity-linked swap, any equity-linked option, any forward equity-linked contract, and any other instrument linked to equities that gives rise to similar credit risk and (d) any commodity (including precious metal) derivative transaction, including any commodity-linked swap, any commodity-linked option, any forward commodity-linked contract, and any other instrument linked to commodities that gives rise to similar credit risks; provided that, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees, members of management, managers or consultants of the Issuer or its subsidiaries shall constitute a Derivative Transaction.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or any Restricted Subsidiary in connection with any Asset Sale that is designated as Designated Non-Cash

Consideration by the Issuer (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to cash or Cash Equivalents).

“DIFL Secured Notes” means the 8.750% Senior Secured Notes due 2024 issued by Digicel Holdings (Bermuda) Limited and Digicel International Finance Limited as co-issuers (a) issued before the Issue Date or (b) issued in the Transactions.

“DIFL Subordinated Notes” means the Subordinated Notes to be issued in the Transactions by Digicel International Finance Limited and Digicel Holdings (Bermuda) Limited as co-issuers.

“DIFL Unsecured Notes” means the Senior Unsecured Notes to be issued in the Transactions by Digicel International Finance Limited and Digicel Holdings (Bermuda) Limited as co-issuers, including any increase in the principal amount of outstanding DIFL Unsecured Notes or any issuance of additional DIFL Unsecured Notes, in each case as a result of the payment of PIK Interest on the DIFL Unsecured Notes.

“Disposition” or “Dispose” means the sale, lease, sublease, or other disposition of any property of any Person.

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than for Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such redemption is in part, only such part coming into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock), (b) is or becomes convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Capital Stock that would constitute Disqualified Capital Stock, in each case at any time on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued, (c) contains any mandatory repurchase obligation or any other repurchase obligation at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, which may come into effect prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued (it being understood that if any such repurchase obligation is in part, only such part coming into effect prior to 91 days following such maturity date of the Notes at the time such Capital Stock is issued shall constitute Disqualified Capital Stock) or (d) provides for the scheduled payments of dividends in Cash on or prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued; provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Capital Stock upon the occurrence of any change of control, Qualifying IPO or any Asset Sale occurring prior to 91 days following the maturity date of the Notes at the time such Capital Stock is issued shall not constitute Disqualified Capital Stock if such Capital Stock provides that the issuer thereof will not redeem any such Capital Stock pursuant to such provisions prior to the maturity date of the Notes.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of the Issuer or any Restricted Subsidiary, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations, and (B) no Capital Stock held by any future, present or former employee, director, officer, manager, member of management or consultant (or their respective Affiliates or Immediate Family Members) of the Issuer (or any Parent Company or any subsidiary) shall be considered Disqualified Capital Stock because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“dollars” means the lawful currency of the United States of America.

“Dollar Equivalent” means, at any date of determination, (a) with respect to any amount denominated in dollars, such amount, and (b) with respect to any amount denominated any currency other than dollars, the equivalent amount thereof in dollars as determined by the Issuer at such time on the basis of the Spot Rate in effect on such date for the purchase of Dollars with such currency.

“ECF Prepayment Amount” means an amount equal to (A) 75% of Excess Cash Flow of the Issuer and its Restricted Subsidiaries for such fiscal year, minus (B) at the option of the Issuer, to the extent occurring during fiscal year (or occurring after such fiscal year and prior to the date of the applicable Excess Amount Offer and without duplication (including duplication of any amounts deducted in any prior fiscal year), the following:

(1) the aggregate principal amount of any Notes and/or any other Debt permitted to exist pursuant to the Indenture to the extent secured by Liens on the Collateral that are pari passu with the Liens on the Collateral securing the Notes, voluntarily prepaid, repurchased, redeemed or otherwise retired (or contractually committed to be prepaid, repurchased, redeemed or otherwise retired);

(2) the aggregate principal amount of any Debt of any Restricted Subsidiaries of the Issuer permitted to exist pursuant to the Indenture repaid, prepaid, repurchased, redeemed or otherwise retired (or contractually committed to be prepaid, repurchased, redeemed or otherwise retired);

(3) the aggregate amount of any premiums, make-whole or penalty payments actually paid in Cash (or committed or budgeted) by the Issuer and/or any Restricted Subsidiary during such that are or were required to be made in connection with any prepayment, repurchase, redemption or retirement of Debt;

(4) all Cash payments in respect of capital expenditures as would be reported in the Issuer’s consolidated statement of cash flows;

(5) Cash payments by the Issuer and its Restricted Subsidiaries made (or committed or budgeted) in respect of long-term liabilities (including for purposes of clarity, the current portion of such long-term liabilities) of the Issuer and its Restricted Subsidiaries other than Debt, except to the extent such cash payments were deducted in the calculation of Consolidated Net Income or Consolidated Adjusted EBITDA for such period;

(6) any Investment (including acquisitions) permitted by the Indenture (other than Investments (x) in Cash or Cash Equivalents or (y) in the Issuer or any Restricted Subsidiary) and/or any Restricted Payment permitted by the Indenture;

(7) the aggregate consideration (i) required to be paid in Cash by the Issuer or its Restricted Subsidiaries pursuant to binding contracts entered into prior to or during such period relating to capital expenditures, acquisitions or other Investments permitted by the Indenture and/or Restricted Payments described in clause (6) above and/or (ii) otherwise committed or budgeted to be made in connection with capital expenditures, acquisitions or Investments and/or Restricted Payments described in clause (6) above (clauses (i) and (ii) of this clause (7), the “Scheduled Consideration”) (other than Investments in (x) Cash and Cash Equivalents or (y) the Issuer or any Restricted Subsidiary) to be consummated or made during the period of four consecutive fiscal quarters of the Issuer following the end of such period; provided that to the extent the aggregate amount actually utilized to finance such capital expenditures, acquisitions, Investments or Restricted Payments during such subsequent period of four consecutive fiscal quarters is less than the Scheduled Consideration, the amount of the resulting shortfall shall be added to the calculation of Excess Cash Flow at the end of such subsequent period of four consecutive fiscal quarters;

(8) to the extent not expensed (or exceeding the amount expensed) during such period or not deducted (or exceeding the amount deducted) in calculating Consolidated Net Income, the aggregate amount of any fee, loss, charge, expense, cost, accrual or reserve of any kind (“Charges”) paid or payable in Cash by the Issuer and its Restricted Subsidiaries during such period;

(9) Consolidated Interest Expense to the extent paid or payable in Cash (including (A) fees and expenses paid to the Trustee in connection with its services under the Indenture, (B) other bank, administrative agency (or trustee) and financing fees (including rating agency fees), (C) costs of surety bonds in connection with financing activities (whether amortized or immediately expensed) and (D) commissions, discounts and other fees and charges owed with respect to letters of credit, bank guarantees, bankers’ acceptances or any similar facilities or financing and hedging agreements);

(10) taxes (including taxes paid or payable pursuant to any tax sharing arrangement or arrangements and/or any tax distribution) paid or payable, and provisions for taxes, to the extent payable in Cash with respect to such fiscal year;

(11) Cash payments (other than in respect of taxes, which are governed by clause (10) above) for any liability the accrual of which in a prior period did not reduce Consolidated Adjusted EBITDA and therefore increased Excess Cash Flow in such prior period (provided there was no other deduction to Consolidated Adjusted EBITDA or Excess Cash Flow related to such payment);

(12) the amount of any tax obligation of the Issuer and/or any Restricted Subsidiary that is estimated in good faith by the Issuer as due and payable (but is not currently due and payable) by the Issuer and/or any Restricted Subsidiary as a result of the repatriation of any dividend or similar distribution of net income of any Subsidiary to the Issuer and/or any Restricted Subsidiary;

(13) Cash expenditures in respect of any Derivative Transaction during such period to the extent not otherwise deducted in the calculation of Consolidated Net Income or Consolidated Adjusted EBITDA; and

(14) the aggregate amount of expenditures actually made by the Issuer and/or any Restricted Subsidiary in Cash (including any expenditure for the payment of fees or other Charges (or any amortization thereof for such period) in connection with any Disposition, incurrence or repayment of Debt, issuance of Capital Stock, refinancing transaction, amendment or modification of any debt instrument, including the Indenture , and including, in each case, any such transaction consummated prior to, on or after the Issue Date, and Charges incurred in connection therewith, whether or not such transaction was successful), to the extent that such expenditures were not expensed;

in the case of each of clauses (1) through (14) (as applicable), (I) excluding any such prepayments made during such fiscal year that reduced the amount required to be prepaid pursuant to an Excess Amount Offer in the prior fiscal year, (II) in the case of any prepayment of revolving Debt, to the extent accompanied by a permanent reduction in the relevant commitment and (III) to the extent that such prepayments were not financed with the proceeds of other Debt (other than revolving Debt) of the Issuer or its Restricted Subsidiaries.

“Equity Offering” means an offer and sale of Capital Stock (which is Qualified Capital Stock) of the Issuer or any Parent Company with gross proceeds to the Issuer of at least $50.0 million (including any sale of common shares purchased upon the exercise of any over-allotment option granted in connection therewith).

“euro” or “€” means the lawful currency of the member states of the European Union who have agreed to share a common currency in accordance with the provisions of the Maastricht Treaty dealing with European monetary union.

“Excess Amount” means, for any fiscal year of the Issuer, an amount equal to the amount by which the ECF Prepayment Amount exceeds $10,000,000.

“Excess Cash Flow” means, for any fiscal year, an amount (if positive) equal to:

(a)        the sum, without duplication, of the amounts for such period of the following:

(i)	Consolidated Adjusted EBITDA for such period, plus

(ii)	the Consolidated Working Capital Adjustment for such period, minus

(b)       the sum, without duplication, of the amounts for such period of the following:

(i)	any foreign translation losses paid or payable in cash (including any currency re-measurement of Debt, any net gain or loss resulting from Derivative Transactions for currency exchange risk resulting from any intercompany Debt, any foreign currency translation or transaction or any other currency-related risk) to the extent included in calculating Consolidated Adjusted EBITDA, plus

(ii)	an amount equal to (A) any fee, loss, charge, expense, cost, accrual or reserve of any kind either (1) excluded in calculating Consolidated Net Income or (2) added back in calculating Consolidated Adjusted EBITDA, in each case, to the extent paid or payable in cash and (B) all non-Cash credits included in calculating Consolidated Net Income or Consolidated Adjusted EBITDA, plus

(iii)	amounts paid in Cash (except to the extent financed with long term funded Debt (other than revolving Debt)) during such period on account of (A) items that were accounted for as non-Cash reductions of Consolidated Net Income or Consolidated Adjusted EBITDA in a prior period and (B) reserves or amounts established in purchase accounting to the extent such reserves or amounts are added back to, or not deducted from, Consolidated Net Income, plus

(iv)	the aggregate amount of any extraordinary, unusual, special or non-recurring cash Charges paid or payable during such period (whether or not incurred in such Excess Cash Flow Period) that were excluded in calculating Consolidated Adjusted EBITDA (including any component definition used therein) for such period, plus

(v)	the amount of any payment of Cash to be amortized or expensed over a future period and recorded as a long-term asset.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Exchange Debt” means any Debt of DGL1 or DGL2 that remains outstanding following completion of the Transactions and any Debt incurred to refinance such Debt.

“Excluded Subsidiary” means:

(a) any Restricted Subsidiary that is not a Wholly-Owned Subsidiary;

(b) any Immaterial Subsidiary;

(c) any Restricted Subsidiary that is prohibited or restricted by law, rule or regulation or contractual obligation (not entered into in contemplation of such Person becoming a Restricted Subsidiary) from providing a Guarantee or that would require a governmental (including regulatory) or third party consent, approval, license or authorization to provide a Guarantee (including under any financial assistance, corporate benefit, thin capitalization, capital maintenance, liquidity maintenance or similar legal principles) to the extent not so received, it being understood that the Issuer and its Subsidiaries shall have no obligation to obtain any such consent, approval, license or authorization;

(d) any not-for-profit subsidiary;

(e) any captive insurance subsidiary or subsidiary that is a broker-dealer;

(f) any special purpose entity (including a special purpose entity used for any permitted securitization or receivables facility or financing);

(g) any Unrestricted Subsidiary;

(h) any Subsidiary acquired by the Issuer or any Subsidiary that has secured Debt not incurred in contemplation of such acquisition, and any Restricted Subsidiary thereof that guarantees such secured Debt, in each case to the extent the terms of such secured Debt prohibit such subsidiary from becoming a Guarantor;

(i) any Restricted Subsidiary if the provision of a Guarantee could reasonably be expected to result in material adverse tax consequences to the Issuer or any Guarantor or any of their subsidiaries or Parent Companies as determined by the Issuer in good faith; and

(j) any other Restricted Subsidiary with respect to which, in the reasonable judgment of the Issuer, the burden or cost of providing a Guarantee outweighs the benefits afforded thereby.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Issuer’s board of directors.

“First Lien Net Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated First Lien Net Debt as of such date to (b) Consolidated Adjusted EBITDA for the Test Period then ended or as otherwise specified where the term “First Lien Net Leverage Ratio” is used in the Indenture, in each case for the Issuer and its Restricted Subsidiaries.

“guarantees” means, as applied to any obligation,

(a)	a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and

(b)	except for the purposes of “—Certain Covenants—Limitation on Guarantees of Debt by Restricted Subsidiaries,” an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, by the pledge of assets and the payment of amounts drawn down under letters of credit;

provided that the term “guarantee” shall not include endorsements for collection or deposit in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Issue Date or entered into in connection with any acquisition, Disposition or other transaction permitted under the Indenture (other than such obligations with respect to Debt). The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith.

“Guarantee” means any guarantee of the Issuer’s obligations under the Indenture and the Notes by any Restricted Subsidiary or any other Person in accordance with the provisions of the Indenture, including the Guarantee by the Guarantor dated as of the date of the Indenture. When used as a verb, “Guarantee” shall have a corresponding meaning.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary of the Issuer (other than Digicel Pacific Limited) (a) that does not have assets in excess of 2.5% of Consolidated Total Assets of the Issuer and its Restricted Subsidiaries and (b) that does not contribute Consolidated Adjusted EBITDA in excess of 2.5% of the Consolidated Adjusted EBITDA of the Issuer and its Restricted Subsidiaries, in each case, as of the last day of the most recently ended Test Period; provided that, the Consolidated Total Assets and Consolidated Adjusted EBITDA (as so determined) of all Immaterial Subsidiaries shall not exceed 5.0% of Consolidated Total Assets and 5.0% of Consolidated Adjusted EBITDA, in each case, of the Issuer and its Restricted Subsidiaries as of the last day of the most recently ended Test Period.

“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Investment” means (a) any purchase or other acquisition by the Issuer or any of its Restricted Subsidiaries of any of the securities of any other Person, (b) the acquisition by purchase or otherwise (other than any purchase or other acquisition of inventory, materials, supplies and/or equipment in the ordinary course of business) of all or a substantial portion of the business, property or fixed assets of any other Person or any division or line of business or other business unit of any other Person and (c) any loan, advance or capital contribution by the Issuer or any of its Restricted Subsidiaries to any other Person. Subject to “—Certain Covenants—Designation of Unrestricted and Restricted Subsidiaries,” the amount of any Investment shall be the original cost of such Investment, plus the cost of any addition thereto that otherwise constitutes an Investment, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect thereto, but giving effect to any repayments of principal in the case of any Investment in the form of a loan and any return of capital or return on Investment in the case of any equity Investment (whether as a distribution, dividend, redemption or sale but not in excess of the amount of the relevant initial Investment).

“Investors” means Denis O’Brien and any Permitted Transferee of Denis O’Brien.

“Issue Date” means the date the Notes are initially issued.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any Capital Lease having substantially the same economic effect as any of the foregoing), in each case, in the nature of security; provided that in no event shall an operating lease in and of itself be deemed to constitute a Lien.

“Maturity” means, with respect to any indebtedness, the date on which any principal of such indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Proceeds” means (a) with respect to any Disposition, the cash proceeds (including Cash Equivalents and cash proceeds subsequently received (as and when received) in respect of non-cash consideration initially received), net of (i) selling costs and out-of-pocket expenses (including reasonable broker’s fees or commissions, legal fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith and transfer and similar taxes and the Issuer’s good faith estimate of income taxes paid or payable (including pursuant to tax sharing arrangements or that are or would be imposed on intercompany distributions with such proceeds) in connection with such Disposition), (ii) amounts provided as a reserve in accordance with IFRS against any liabilities under any indemnification obligation or purchase price adjustment associated with such Disposition (provided that to the extent and at the time any such amounts are released from such reserve, other than to make a payment for which such amount was reserved, such amounts shall constitute Net Proceeds), (iii) the principal amount, premium or penalty, if any, interest and other amounts on any Debt (other than any other Debt secured by a Lien on the Collateral that is pari passu with, or expressly subordinated to, the Lien on the Collateral securing the Notes) which is secured by the asset sold in such Disposition and which is required to be repaid or otherwise comes due or would be in default and is repaid (other than any such Debt that is assumed by the purchaser of such asset), (iv) cash escrows (until released from escrow to the Issuer or any of its Restricted Subsidiaries) from the sale price for such Disposition and (v) in the case of any Disposition by any non-Wholly-Owned Subsidiary, the pro rata portion of the Net Proceeds thereof (calculated without regard to this clause (v)) attributable to any minority interest and not available for distribution to or for the account of the Issuer or a Wholly-Owned Subsidiary as a result thereof; and (b) with respect to any issuance or incurrence of Debt or Capital Stock, the cash proceeds thereof, net of all taxes and customary fees, commissions, costs, underwriting discounts and other fees and expenses incurred in connection therewith.

“New DGL0.5 Unsecured Notes” means the 8.00% Senior Cash Pay/PIK Notes due 2025 to be issued in the Transactions by DGL0.5, including any increase in the principal amount of outstanding New DGL0.5 Unsecured Notes or any issuance of additional New DGL0.5 Unsecured Notes, in each case as a result of the payment of PIK Interest on the New DGL0.5 Unsecured Notes.

“New DL Notes” means the Senior Notes to be issued in the Transactions by Digicel Limited.

“Officer’s Certificate” means a certificate signed by an officer of the Issuer, a Guarantor or a Surviving Entity, as the case may be, and delivered to the Trustee.

“Parent Company” means any other Person, or group of Persons that are Affiliates of the Issuer of which the Issuer is a direct or indirect Subsidiary.

“Pari Passu Debt” means (a) any Debt of the Issuer that ranks equally in right of payment with the Notes or (b) any Debt of a Guarantor that ranks equally in right of payment to the Guarantee of such Guarantor, in each case to the extent such Debt is secured by ratable Liens on the Collateral.

“Permitted Debt” has the meaning given to such term under “—Certain Covenants—Limitation on Debt.”

“Permitted Holders” means (a) the Investors and (b) any Person with which one or more Investors form a “group” (within the meaning of Section 14(d) of the Exchange Act) so long as, in the case of this clause (b), the relevant Investors beneficially own more than 50% of the relevant Voting Stock beneficially owned by the group.

“Permitted Investments” means any of the following:

(a)	Cash or Investments that were Cash Equivalents at the time made;

(b)	Investments in (i) the Issuer, (ii) a Restricted Subsidiary or (iii) any other Person if as a result of such Investment such other Person becomes a Restricted Subsidiary or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Issuer or a Restricted Subsidiary (in the case of any such Permitted Investments pursuant to this clause (b) that constitute Debt, to the extent permitted under the “Limitation on Debt” covenant);

(c)	any payments or other transactions pursuant to a tax sharing agreement between the Issuer and any other Person with which the Issuer files or filed a consolidated tax return or with which the Issuer is part of a consolidated group for tax purposes or any tax advantageous group contribution made pursuant to applicable legislation;

(d)	Investments in (i) Digicel (CA) Limited or any Subsidiary thereof in an aggregate outstanding amount not to exceed $25.0 million, (ii) Turgeau Holdings Limited or any Subsidiary thereof in an aggregate outstanding amount not to exceed $30.0 million and (iii) any Similar Business in an aggregate outstanding amount not to exceed $125.0 million;

(e)	[reserved];

(f)	(i) Investments existing on, or contractually committed to as of, the Issue Date and (ii) any modification, replacement, renewal or extension of any Investment described in clause (i) above so long as no such modification, renewal or extension thereof increases the amount of such Investment except by the terms thereof or as otherwise permitted under the Indenture;

(g)	Investments received in lieu of cash in connection with any Asset Sale permitted by the “Limitation on Sale of Certain Assets” covenant or any other disposition of assets not constituting an Asset Sale;

(h)	[reserved];

(i)	Investments consisting of rebates and extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

(j)	Investments consisting of (or resulting from) Debt permitted under the “Limitation on Debt” covenant (other than Debt permitted under clauses (b) and (h)(1) of paragraph (2) of “—Certain Covenants—Limitation on Debt”), including Debt in the form of guarantees of Debt of any Parent Company incurred in accordance with the “Limitation on Debt” covenant, Permitted Liens, Restricted Payments permitted under the “Limitation on Restricted Payments” covenant (other than clause (i) of paragraph (3) of the “Limitation on Restricted Payments” covenant) and mergers, consolidations, amalgamations, liquidations, windings up, dissolutions or dispositions permitted by the “Limitation on Sale of Certain Assets” covenant;

(k)	Investments in the ordinary course of business consisting of endorsements for collection or deposit and customary trade arrangements with customers, vendors, suppliers, sponsors, licensors, sublicensors, licensees and sublicensees;

(l)	(i) Investments consisting of stock, obligations or securities received in satisfaction of judgments, foreclosure of liens or settlement of debts, and (ii) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(m)	loans and advances (or guarantees of third party loans) to directors, officers or employees of the Issuer or any Restricted Subsidiary made in the ordinary course of business and consistent with the Issuer’s past practices or past practices of the Restricted Subsidiaries, as the case may be, in an amount outstanding not to exceed at any one time $1.0 million;

(n)	[reserved];

(o) (i) Investments of any Restricted Subsidiary acquired after the Issue Date, or of any Person acquired by, or merged into or consolidated or amalgamated with, the Issuer or any Restricted Subsidiary after the Issue Date, in each case as part of an Investment otherwise permitted under the Indenture to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of the relevant acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) so long as no such modification, replacement, renewal or extension thereof increases the amount of such Investment except as otherwise permitted under the Indenture;

(p)	[reserved];

(q)	Investments made after the Issue Date by the Issuer and/or any of its Restricted Subsidiaries, in an aggregate amount at any time outstanding not to exceed: (i) $125.0 million plus (ii) at the election of the Issuer, the amount of Restricted Payments then permitted to be made in reliance on paragraph (3)(j) of the “Limitation on Restricted Payments” covenant (it being understood that any amount utilized under this clause (ii) to make an Investment shall result in a corresponding reduction in availability under paragraph (3)(j) of the “Limitation on Restricted Payments” covenant), (after giving effect to any reductions in the amount of any such Investments as a result of the repayment or other disposition thereof, or designation of the Person in which the Investment was made as a Restricted Subsidiary, the amount of such reduction not to exceed the amount of such Investments previously made pursuant to this clause (q)); plus (iii) in the event that (A) the Issuer or any of its Restricted Subsidiaries makes any Investment after the Issue Date in any Person that is not a Restricted Subsidiary and (B) such Person subsequently becomes a Restricted Subsidiary, an amount equal to 100.0% of the fair market value of such Investment as of the date on which such Person becomes a Restricted Subsidiary;

(r)	[reserved];

(s) (i) guarantees of leases or subleases (in each case other than Capital Leases) or of other obligations not constituting Debt and (ii) guarantees of the lease obligations of suppliers, customers, franchisees and licensees of the Issuer and/or its Restricted Subsidiaries, in each case, in the ordinary course of business;

(t)	Investments in any Parent Company in amounts and for purposes for which Restricted Payments to such Parent Company are permitted under paragraph (2) or (3) of the “Limitation on Restricted Payments” covenant; provided that any Investment made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under the “Limitation on Restricted Payments” covenant;

(u)	[reserved];

(v)	expenses or advances in the ordinary course of the Issuer’s or any Restricted Subsidiary’s business to cover payroll, travel, entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses of the Issuer or any Restricted Subsidiary in accordance with IFRS;

(w)	Investments arising under or in connection with any Derivative Transaction of the type permitted under clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt”;

(x)	[reserved];

(y)	Investments made in joint ventures as required by, or made pursuant to, buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding arrangements in effect on the Issue Date or entered into after the Issue Date in the ordinary course of business;

(z)	unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable law;

(aa)	Investments made in connection with any nonqualified deferred compensation plan or arrangement for any present or former employee, director, member of management, officer, manager or consultant or independent contractor (or any Immediate Family Member thereof) of any Parent Company of the Issuer, the Issuer, its subsidiaries and/or any joint venture;

(bb)	additional Investments so long as, after giving effect thereto on a pro forma basis, the Total Leverage Ratio of the Issuer does not exceed 4.5 to 1.0; provided, that no payment Default or Event of Default has occurred and is continuing or would result therefrom;

(cc)	the conversion to Qualified Capital Stock of any Debt owed by the Issuer or any Restricted Subsidiary and permitted under “—Certain Covenants—Limitation on Debt;”

(dd) [reserved];

(ee) Investments consisting of earnest money deposits required in connection with purchase agreements or other acquisitions or Investments that are Permitted Investments and any other pledges or deposits permitted by the “Limitation on Liens” covenant;

(ff)	Investments in the Notes; and;

(gg)	guarantee obligations of the Issuer or any Restricted Subsidiary in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of any Restricted Subsidiary of the Issuer to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within the United States.

“Permitted Liens” means the following types of Liens:

(a)	Liens securing Debt incurred pursuant to clause (2)(a) under “—Limitation on Debt”;

(b)	Liens for taxes, assessments, government charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves in accordance with IFRS shall have been set aside;

(c)	statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, employees, pension plan administrators or other like Liens arising in the ordinary course of the Issuer’s or any Restricted Subsidiary’s business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made or Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s liens or bankers’ liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(d)	Liens incurred (i) in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security laws and regulations, (ii) in the ordinary course of business to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money), (iii)

pursuant to pledges and deposits of Cash or Cash Equivalents in the ordinary course of business securing (x) any liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty, liability or other insurance to the Issuer and its Subsidiaries or (y) leases or licenses of property otherwise permitted under the Indenture and (iv) to secure obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments posted with respect to the items described in clauses (i) through (iii) above;

(e)	zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights-of- way, utilities, sewers, electrical lines, telephone lines, telegraph wires, restrictions, encroachments and other similar charges, encumbrances or title defects and incurred in the ordinary course of business that do not in the aggregate interfere with in any material respect the ordinary conduct of the business of the Issuer and its Restricted Subsidiaries on the properties subject thereto, taken as a whole;

(f)	Liens (i) solely on any Cash (or Cash Equivalent) earnest money deposits (including as part of any escrow arrangement) made by the Issuer and/or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement with respect to any Investment permitted under the Indenture (or to secure letters of credit, bank guarantees or similar instruments posted in respect thereof) or (ii) consisting of (A) an agreement to dispose of any property in a Disposition permitted under the “Limitation on Sale of Certain Assets” covenant and/or (B) the pledge of Cash or Cash Equivalents as part of an escrow or similar arrangement required in any Disposition permitted under the “Limitation on Sale of Certain Asset” covenant;

(g)	precautionary or purported Liens evidenced by the filing of UCC financing statements or similar financing statements under applicable Requirements of Law relating solely to (i) operating leases or consignment or bailee arrangements entered into in the ordinary course of business and/or (ii) the sale of accounts receivable in the ordinary course of business for which a UCC financing statement or similar financing statement under applicable Requirements of Law is required;

(h)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods arising in the ordinary course of the Issuer’s or any Restricted Subsidiary’s business;

(i)	Liens in connection with any zoning, building or similar requirement of law or right reserved to or vested in any governmental authority to control or regulate the use of any dimensions of real property or any structure thereon, including Liens in connection with any condemnation or eminent domain proceeding or compulsory purchase order;

(j)	Liens securing Debt permitted pursuant to clause (n) (solely with respect to the permitted refinancing, refunding or replacement of Debt permitted pursuant to paragraph (1) and clauses (a), (c), (i), (k), (l), (o) and (q) of paragraph (2) under “—Limitation on Debt”); provided that no such Lien extends to any asset not covered by the Lien securing the Debt that is being refinanced;

(k)	Liens existing on the Issue Date (including Liens securing the DIFL Secured Notes, including the DIFL Secured Notes issued on the Issue Date in the Transactions) and any modification, replacement, refinancing, renewal or extension thereof; provided that (1) no such Lien extends to any additional property other than (a) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Debt permitted under the “Limitation on Debt” covenant and (b) proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon and (2) any such modification, replacement, refinancing, renewal or extension of the obligations secured or benefited by such Liens, if constituting Debt, is permitted by the “Limitation on Debt” covenant;

(l)	Liens arising out of Sale and Lease-Back Transactions permitted under the “Limitation on Sale and Lease-Back Transactions” covenant;

(m)	Liens securing Capital Leases and purchase money Debt permitted pursuant to paragraph (1) or clause (q) of paragraph (2) of “—Certain Covenants—Limitation on Debt;” provided that any such Lien shall encumber only the asset acquired with the proceeds of such Debt and proceeds and products thereof, replacements, accessions or additions thereto and improvements thereon;

(n)	Liens securing Debt permitted pursuant to clause (l) of paragraph (2) of “—Certain Covenants—Limitation on Debt” on the relevant acquired assets or on the Capital Stock and assets of the relevant newly acquired Restricted Subsidiary; provided that no such Lien (x) extends to or covers any other assets or (y) was created in contemplation of the applicable acquisition of assets or Capital Stock;

(o)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Issuer or any Restricted Subsidiary arising in the ordinary course of the Issuer’s or any Restricted Subsidiary’s business, including rights of offset and set-off;

(p)	Liens on assets and Capital Stock of Restricted Subsidiaries that are not the Issuer or Guarantor (including Capital Stock owned by such Persons) securing Debt or other obligations of Restricted Subsidiaries that are not the Issuer or Guarantor, that are permitted to be incurred under “—Certain Covenants—Limitation on Debt;”

(q)	Liens securing obligations (other than obligations representing Debt for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of the Issuer and/or its Restricted Subsidiaries;

(r)	[reserved];

(s)	[reserved];

(t)	Liens arising by reason of any judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(u)	the rights reserved or vested in any Person (including any governmental authority) by the terms of any lease, license, franchise, grant or permit held by the Issuer or any of the Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(v)	Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted under clauses (d), (e), (g) and (s) of paragraph (2) of the “Limitation on Debt” covenant;

(w)	Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for the sale of any assets or property and bailee arrangements in the ordinary course of business and permitted by under the Indenture or (ii) by operation of law under Article 2 of the UCC (or any similar applicable law of any jurisdiction);

(x)	Liens in favor of the Issuer or any Guarantor;

(y)	Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(z)	Liens on specific items of inventory or other goods and the proceeds thereof securing the relevant Person’s obligations in respect of documentary letters of credit or banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(aa)	Liens securing (i) obligations under hedge agreements between the Issuer, any Guarantor or any Restricted Subsidiary and any other Person in connection with any Derivative Transaction of the type described in clause (p) of paragraph (2) of “—Certain Covenants—Limitation on Debt” and/or (ii) obligations of the type described in clause (f) of paragraph (2) of “—Certain Covenants—Limitation on Debt”;

(bb)	(i) Liens on Capital Stock of joint ventures or Unrestricted Subsidiaries securing capital contributions to, or obligations of, such Persons and (ii) customary rights of first refusal and tag, drag and similar rights in joint venture agreements and agreements with respect to non-Wholly-Owned Subsidiaries;

(cc)	Liens on cash or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Debt;

(dd) undetermined or inchoate Liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised, or which relate to obligations not due or payable or if due, the validity of such Liens are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(ee)	with respect to any Subsidiary, Liens and privileges arising mandatorily by any Requirement of Law; provided such Liens and privileges extend only to the assets or Capital Stock of such Subsidiary;

(ff)	Liens arising solely in connection with rights of dissenting equity holders pursuant to any Requirement of Law in respect of any acquisition or other similar Investment

(gg)	Liens on the Collateral ranking junior to the Liens securing the Notes and the Guarantee pursuant to an intercreditor agreement containing customary terms (as certified by the Issuer to the Trustee); and

(hh)	Liens on assets of Restricted Subsidiaries other than the Guarantor securing Debt of Restricted Subsidiaries other than the Guarantor.

“Permitted Transferee” means, with respect to Person, (i) such Person’s spouse or children (natural or adopted), any trust for Person’s benefit or the benefit of his spouse or children (natural or adopted), or any corporation, limited liability company or partnership, a majority of the direct and beneficial equity ownership of which is held by such Person or one or more of the foregoing, but only so long as such Person shall retain ultimate control over the transferred assets; and (ii) the heirs, executors, administrators or personal representatives upon the death of such Person or upon the incompetency or disability of such Person for purposes of the protection and management of such Person’s assets.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or any other entity.

“Pledge Agreement” means the Pledge Agreement creating Liens on the assets of the Issuer to secure the obligations under the Notes and the Indenture, as amended, restated, supplemented, waived or otherwise modified from time to time.

“PNG Facility” means the loan agreement dated June 18, 2019 between Digicel (PNG) Limited, a wholly-owned indirect subsidiary of Digicel Pacific Limited, as borrower, and Bank of South Pacific Limited, as lender, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Preferred Stock” means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person whether now outstanding, or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock of such Person.

“pro forma basis” or “pro forma effect” means, with respect to any determination of the Total Leverage Ratio, the First Lien Net Leverage Ratio, Consolidated Adjusted EBITDA, Consolidated Net Income or Consolidated Total Assets (including component definitions thereof) that each Subject Transaction shall be deemed to have occurred as of the first day of the Test Period (or, in the case of Consolidated Total Assets (or with respect to any determination pertaining to the balance sheet, including the acquisition of cash and Cash Equivalents in connection with an acquisition of a Person, business line, unit, division or product line), as of the last day of the Test Period) with respect to any test or covenant for which such calculation is being made and that:

(a)       (i) in the case of (A) any disposition of all or substantially all of the Capital Stock of any Restricted Subsidiary or any division and/or product line of the Issuer or any Restricted Subsidiary or (B) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary, income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be excluded as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made and (ii) in the case of any Permitted Acquisition, Investment and/or designation of an Unrestricted Subsidiary as a Restricted Subsidiary described in the definition of “Subject Transaction,” income statement items (whether positive or negative) attributable to the property or Person subject to such Subject Transaction shall be included as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that any pro forma adjustment may be applied to any such test or covenant solely to the extent that such adjustment is consistent with the definition of “Consolidated Adjusted EBITDA;”

(b)       any retirement or repayment of Debt (other than normal fluctuations in revolving Debt incurred for working capital purposes) shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made;

(c)       any Debt incurred by the Issuer or any of its Restricted Subsidiaries in connection therewith shall be deemed to have occurred as of the first day of the applicable Test Period with respect to any test or covenant for which the relevant determination is being made; provided that, (x) if such Debt has a floating or formula rate, such Debt shall have an implied rate of interest for the applicable Test Period for purposes of this definition determined by utilizing the rate that is or would be in effect with respect to such Debt at the relevant date of determination (taking into account any interest hedging arrangements applicable to such Debt), (y) interest on any obligation with respect to any Capital Lease shall be deemed to accrue at an interest rate determined by a responsible officer of the Issuer in good faith to be the rate of interest implicit in such obligation in accordance with IFRS and (z) interest on any Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate or other rate shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen by the Issuer; and

(d)       the acquisition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets, whether pursuant to any Subject Transaction or any Person becoming a subsidiary or merging, amalgamating or consolidating with or into the Issuer or any of its subsidiaries, or the disposition of any assets (including cash and Cash Equivalents) included in calculating Consolidated Total Assets shall be deemed to have occurred as of the last day of the applicable Test Period with respect to any test or covenant for which such calculation is being made.

“Public Company Costs” means charges associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and charges relating to compliance with the provisions of the Securities Act and the Exchange Act (and in each case, any similar requirement of law under any other applicable jurisdiction), as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’, compensation, fees and expense reimbursement, charges relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees related to the foregoing.

“Qualified Capital Stock” of any Person means any Capital Stock of such Person that is not Disqualified Capital Stock.

“Qualifying IPO” means any transaction or series of related transactions that results in any of the common Capital Stock of the Issuer or any Parent Company being publicly traded on any U.S. national securities exchange or any analogous exchange or any recognized securities exchange in Canada, the United Kingdom or any country in the European Union.

“Replacement Assets” means properties and assets that replace the properties and assets that were the subject of an Asset Sale or properties and assets that will be used or useful in the Issuer’s business or in that of the Restricted Subsidiaries, including Investments but excluding Cash and Cash Equivalents.

“Restricted Subsidiary” means, as to any Person, any subsidiary of such Person that is not an Unrestricted Subsidiary. Unless otherwise specified, “Restricted Subsidiary” shall mean any Restricted Subsidiary of the Issuer.

“S&P” means Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. and its successors.

“Securities Act” means the US Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Senior Credit Facility” means that certain First Lien Credit Agreement dated May 25, 2017 among Digicel Holdings (Bermuda) Limited, as Holdings, Digicel International Finance Limited, as Borrower, DIFL US Finance LLC, as Co-Borrower, the lenders party thereto and Citibank, N.A., as Administrative Agent, Issuing Bank and Collateral Agent, as may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time, together with any related agreements or documents (including any security documents and guarantee agreements), as any such agreement or document may be amended, modified, supplemented, restated, extended, renewed, refinanced, replaced or substituted from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Article I Rule 1-02(w) under Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the date of the Indenture (provided that clause (3) shall be read as if all references to income from continuing operations before income taxes are instead to Consolidated Adjusted EBITDA).

“Similar Business” means any Person the majority of the revenues of which are derived from those material lines of business engaged in by the Issuer or any Restricted Subsidiary on the Issue Date and reasonably related, similar, incidental, complementary, ancillary, corollary, synergistic or related businesses.

“Spot Rate” means, on any day, with respect to any currency in relation to Dollars, the rate at which such currency may be exchanged into Dollars, as set forth at approximately 11:00 a.m., London time, on the date two (2) Business Days prior to such date on the Bloomberg Foreign Exchange Rates & World Currencies Page for such currency. In the event that such rate does not appear on the applicable Bloomberg Foreign Exchange Rates & World Currencies Page, the Spot Rate shall be calculated by reference to such other publicly available service for displaying exchange rates as may be determined by the Issuer; provided that if, at the time of any such determination, for any reason, no such spot rate is being quoted, the Issuer may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest, respectively, is due and payable, and, when used with respect to any other indebtedness, means the date specified in the instrument governing such indebtedness as the fixed date on which the principal of such indebtedness, or any installment of interest thereon, is due and payable.

“Subject Transaction” means, with respect to any Test Period, (a) any acquisition, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or any facility, or of a majority of the outstanding Capital Stock of any Person (but in any event including any Investment in (x) any Restricted Subsidiary which serves to maintain or increase the Issuer’s or any Restricted Subsidiary’s respective equity ownership in such Restricted Subsidiary or (y) any Existing Joint Venture for the purpose of maintaining or increasing the Issuer’s or its relevant Restricted Subsidiary’s ownership interest in such Existing Joint Venture), in each case that is permitted by the Indenture, (c) any Disposition of all or substantially all of the assets or Capital Stock of a subsidiary (or any business unit, line of business or division of the Issuer or a Restricted Subsidiary) not prohibited by the Indenture, (d) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary or an Unrestricted Subsidiary as a Restricted Subsidiary, (e) any incurrence or repayment of Debt (other than revolving Debt) and/or (f) any other event that by the terms of the Indenture requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a pro forma basis.

“Subordinated Debt” means Debt of the Issuer or the Guarantor that is subordinated in right of payment to the Notes or the Guarantee of the Guarantor, as the case may be.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of such Person or a combination thereof; provided that in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interests in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding. Unless otherwise specified, “Subsidiary” shall mean any subsidiary of the Issuer.

“Test Period” means, as of any date, the period of four consecutive fiscal quarters then most recently ended for which financial statements under “Reports,” have been delivered (or are required to have been delivered); it being understood and agreed that prior to the first delivery (or required delivery) of financial statements under “Reports,” “Test Period” means the period of four consecutive fiscal quarters most recently ended for which financial statements of the Issuer and its Restricted Subsidiaries are available.

“Total Leverage Ratio” means, as to any Person, the ratio, as of any date of determination, of (a) Consolidated Total Debt outstanding as of such date to (b) Consolidated Adjusted EBITDA for the Test Period or as otherwise specified where the term “Total Leverage Ratio” is used in the Indenture, in each case for such Person and its Restricted Subsidiaries.

“Transactions” means the Exchange Offers for (i) Digicel Limited’s 6.00% Senior Notes due 2021 in exchange for the DIFL Secured Notes, the DIFL Unsecured Notes and the DIFL Subordinated Notes, (ii) Digicel Limited’s 6.75% Senior Notes due 2023 in exchange for the New DL Notes, (iii) Digicel Group Two Limited’s 8.250% Senior Notes due 2022 in exchange for the New DGL0.5 Unsecured Notes, (iv) Digicel Group Two Limited’s 9.125% Senior Cash Pay/PIK Notes due 2024 in exchange for the New DGL0.5 Unsecured Notes and Convertible Perpetual Preferred Notes and (v) Digicel Group One Limited’s 8.250% Senior Notes due 2022 in exchange for the Notes.

“Trust Indenture Act” means the US Trust Indenture Act of 1939, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the creation or perfection of security interests.

“Unrestricted Cash Amount” means, as to any Person on any date of determination, the amount of (a) unrestricted Cash and Cash Equivalents of such Person and (b) Cash and Cash Equivalents of such Person that are restricted in favor of the Credit Facilities and/or other permitted pari passu or junior secured Debt (which may also include Cash and Cash Equivalents securing other Debt that is secured by a Lien on Collateral along with the Credit Facilities and/or any other permitted pari passu or junior secured Debt), in each case as determined in accordance with IFRS.

“Unrestricted Subsidiary” means:

(a)	each of Digicel (CA) Limited and Turgeau Holdings Limited; and

(b)	any Subsidiary of the Issuer that at the time of the determination is an Unrestricted Subsidiary (as designated by the Issuer’s board of directors pursuant to “—Certain Covenants—Designation of Unrestricted and Restricted Subsidiaries”); and

(c)	any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or Persons performing similar functions) of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Debt at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Debt; provided that the effect of any prepayment made in respect of such Debt shall be disregarded in making such calculation.

“Wholly-Owned Subsidiary” of any Person means any Subsidiary of such Person, 100% of the Capital Stock of which (other than directors’ qualifying shares or shares required by applicable law to be owned by a resident of the relevant jurisdiction) shall be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Description of the Convertible Notes

In this “Description of the Convertible Notes,” the word “Issuer” refers to Digicel Group 0.5 Limited (“DGL0.5”), and not to any of its subsidiaries.

The Issuer will issue the Convertible Notes (as defined below) offered hereby under an indenture to be dated as of the date of first original issuance of the Convertible Notes (the “Convertible Note Indenture”) between the Issuer and Deutsche Bank Trust Company Americas, as trustee for the Convertible Notes (the “Trustee”). The terms of the Convertible Notes include those set forth in the Convertible Note Indenture. The Convertible Note Indenture is not required to be nor will it be qualified under the Trust Indenture Act of 1939.

The following description is a summary of the material terms of the Convertible Note Indenture. It does not, however, restate the Convertible Note Indenture in its entirety, and where reference is made to particular provisions of the Convertible Note Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Convertible Notes and the Convertible Note Indenture, as applicable. You should read the Convertible Note Indenture because it contains additional information and because it and not this description defines your rights as a holder of the Convertible Notes. A copy of the proposed form of the Convertible Note Indenture may be obtained by requesting it from the Issuer at the address indicated under “Summary—Corporate Information.”

General

The Issuer will initially issue an aggregate principal amount of up to $200.0 million of Convertible Notes. The Convertible Notes will:

·	be the Issuer’s unsecured, subordinated obligations;

·	have no maturity date on which principal is scheduled to be repaid, and be perpetual securities of the Issuer, unless earlier converted, redeemed or repurchased;

·	bear interest solely in-kind, from the Settlement Date at an annual rate of 7.00%, payable on April 1 and October 1 of each year, beginning on October 1, 2020;

·	be subject to redemption at the Issuer’s option, in whole or in part, subject to certain conditions and at a redemption price described below under “Optional Redemption”;

·	be subject to repurchase by the Issuer at the option of the holders following a fundamental change (as defined below under “—Repurchase at the Option of the Holder Upon a Fundamental Change”), at a fundamental change repurchase price equal to 100% of the then-current principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date;

·	be issued in denominations of $2,000 and integral multiples of $1,000 above such amount (subject to the payment of PIK Interest, as described below); and

·	be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Book-Entry, Settlement and Clearance.”

On or after June 1, 2023, the Convertible Notes may be converted at an initial conversion rate per $1,000 principal amount of Convertible Notes equal to a number of common shares representing 49% of the fully diluted common equity of the Issuer as of the Settlement Date after giving effect to the Founder Equity Contribution divided by the number of Convertible Notes (in principal amounts of $1,000) initially issued on the Settlement Date (such number of common shares, rounded down to the nearest 1/10,000th of a share, the “share allocation”). The conversion rate is subject to adjustment if certain events occur, and will be adjusted downward as a result of the payment of any PIK Interest (as defined below) such that the number of common shares into which each Convertible Note is at any time convertible (taking into account all payments of PIK Interest made on such Convertible Note, whether through an increase to the principal amount or the issuance of any PIK Notes (as defined below)) is the share allocation (subject to adjustment as described under “—Conversion Rights—Conversion Rate Adjustments” below).

Upon conversion of a Convertible Note, the Issuer will deliver common shares as described under “—Conversion Rights—Settlement Upon Conversion.”

The Issuer does not intend to list the Convertible Notes on any securities exchange or any automated dealer quotation system.

The Issuer may, without the consent of the holders of the Convertible Notes, reopen the Convertible Note Indenture and issue additional Convertible Notes (in addition to any PIK Notes) under the Convertible Note Indenture with the same terms as the Convertible Notes offered hereby (other than differences in the issue date, the issue price and PIK Interest accrued prior to the issue date of such additional Convertible Notes) in an unlimited aggregate principal amount; provided that if any such additional Convertible Notes are not fungible with the Convertible Notes initially offered hereby for U.S. federal income tax purposes, such additional Convertible Notes will have a separate CUSIP number.

Except to the extent the context otherwise requires, the term “Convertible Notes” in this “Description of the Convertible Notes” is used to refer to each $1,000 principal amount of Convertible Notes. The term “common shares” in this “Description of the Convertible Notes” refers to the Issuer’s common shares, par value $1.00 per share. References in this “Description of the Convertible Notes” to a “holder” or “holders” of Convertible Notes that are held through The Depository Trust Company (“DTC”) are references to owners of beneficial interests in such Convertible Notes, unless the context otherwise requires. However, the Issuer and the Trustee will treat the person in whose name the Convertible Notes are registered (Cede & Co., in the case of Convertible Notes held through DTC) as the owner of such Convertible Notes for all purposes. References herein to the “close of business” refer to 5:00 p.m., New York City time, and to the “open of business” refer to 9:00 a.m., New York City time.

Purchase and Cancellation

The Issuer will cause all Convertible Notes surrendered for repurchase (including as described below), redemption, registration of transfer or exchange or conversion, if surrendered to the Issuer or any of its agents or subsidiaries, to be delivered to the Trustee for cancellation. All Convertible Notes delivered to the Trustee shall be cancelled promptly by the Trustee. Except for Convertible Notes surrendered for transfer or exchange, no Convertible Notes shall be authenticated in exchange for any Convertible Notes cancelled as provided in the Convertible Note Indenture.

The Issuer may, to the extent permitted by law, and directly or indirectly (regardless of whether such Convertible Notes are surrendered to the Issuer), repurchase Convertible Notes in the open market or otherwise, whether by the Issuer or its subsidiaries or through a private or public tender or exchange offer or through counterparties to private agreements, including by cash-settled swaps or other derivatives. The Issuer will cause any Convertible Notes so repurchased (other than Convertible Notes repurchased pursuant to cash-settled swaps or other derivatives) to be surrendered to the Trustee for cancellation, and they will no longer be considered “outstanding” under the Convertible Note Indenture upon their repurchase.

Payments on the Convertible Notes; Paying Agent and Registrar; Transfer and Exchange

The Issuer will pay the principal of, and interest on, Convertible Notes in global form registered in the name of or held by DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such Global Note.

The Issuer will pay the principal of any certificated Convertible Notes at the office or agency designated by the Issuer for that purpose. The Issuer has initially designated the Trustee as its paying agent and registrar and its agency in New York, New York as a place where Convertible Notes may be presented for payment or for registration of transfer. The Issuer may, however, change the paying agent or registrar without prior notice to the holders of the Convertible Notes, and the Issuer may act as paying agent or registrar.

A holder of Convertible Notes may transfer or exchange Convertible Notes at the office of the registrar in accordance with the Convertible Note Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the

Issuer, the Trustee or the registrar for any registration of transfer or exchange of Convertible Notes, but the Issuer may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the Convertible Note Indenture. You may not sell or otherwise transfer Convertible Notes or any common shares issuable upon conversion of Convertible Notes except in compliance with the provisions set forth below under “Transfer Restrictions.” The Issuer is not required to transfer or exchange any Convertible Note selected for redemption or surrendered for conversion or required repurchase.

The registered holder of a Convertible Note will be treated as its owner for all purposes.

Subject to the payment of PIK Interest, the Notes will be issued only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000 above such amount. PIK Interest on the Notes will be paid in denominations of $1.00 and integral multiples of $1.00 in excess thereof and thereafter, the minimum denomination of the Notes will be $1.00 and integral multiples of $1.00 in excess thereof.

No Maturity

The Convertible Notes have no maturity date, but the Issuer is permitted to redeem the Convertible Notes as described under “—Optional Redemption.” Accordingly, each Convertible Note will remain outstanding indefinitely unless the holder of such Convertible Note decides to convert it, or the Issuer elects to redeem it. See “—Conversion Rights” and “—Optional Redemption” below.

Interest

Each Convertible Note will bear interest at a rate of 7.00% per annum, payable solely in kind semi-annually from the Settlement Date. Interest will be paid by increasing the principal amount of the outstanding Convertible Notes or by issuing Convertible Notes (such notes, “PIK Notes”) (rounded up to the nearest $1.00) (“PIK Interest”), having the same terms and conditions as the Convertible Notes. PIK Interest will be payable on each Convertible Note on April 1 and October 1 of each year, commencing on October 1, 2020. The Issuer will pay interest on each Convertible Note in respect of the principal amount thereof outstanding to those persons who were holders of record on the business day immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will be paid on overdue principal and other overdue amounts at the same rate in PIK Notes.

Notwithstanding the foregoing, any accrued and unpaid interest otherwise payable upon redemption or required repurchase shall be paid in cash.

Business Days

If any redemption date or any earlier required repurchase date upon a fundamental change of a Convertible Note falls on a date that is not a business day, such interest payment date will be postponed to the next succeeding business day and no interest on such payment will accrue in respect of such delay. The term “business day” means, with respect to any Convertible Note, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

Subordination

The Issuer’s payment obligation under the Convertible Notes will be unsecured and will rank junior and be subordinated in right of payment to all of the Issuer’s Senior Indebtedness on the terms set forth in the Convertible Note Indenture. No payment of the principal of or interest on the Convertible Notes may be made by the Issuer if any of the following occurs:

·	a default by the Issuer on the payment of principal, interest or any other payment due on any Senior Indebtedness so long as the default continues; or

·	the maturity of any Senior Indebtedness has been accelerated because of a default.

In addition, upon any distribution of the Issuer’s assets to creditors upon the Issuer’s dissolution or winding-up or liquidation or reorganization or in bankruptcy, insolvency, receivership or other proceedings, all amounts due on the Issuer’s Senior Indebtedness shall be paid in full before any payment is made by the Issuer on account of the principal of or interest on the Convertible Notes.

“Senior Indebtedness” means all of the Issuer’s obligations, whether presently existing or from time to time hereafter incurred, created, assumed or existing, to pay principal, premium, interest, penalties, fees and any other payment in respect of any of the following:

(a) indebtedness for borrowed money, including, without limitation, the New DGL0.5 Secured Notes, the New DGL0.5 Unsecured Notes, and such obligations as are evidenced by credit agreements, notes, debentures, bonds and similar instruments;

(b) obligations under synthetic leases, finance leases and capitalized leases;

(c) obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for the Issuer’s account;

(d) obligations with respect to derivative contracts, including but not limited to commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements designed to protect against fluctuations in commodity prices, currency exchange or interest rates; and

(e) all obligations of others of the types referred to in clauses (a), (b), (c) and (d) above which the Issuer has assumed, guaranteed or otherwise become liable for, under any agreement, unless, in the case of any particular indebtedness or obligation, the instrument creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness or obligation is not superior in right of payment to or is equal in right of payment with the Convertible Notes, as the case may be; provided that trade obligations incurred in the ordinary course of business shall not be deemed to be Senior Indebtedness.

The Convertible Notes will not be obligations of, or guaranteed by, any of the Issuer’s subsidiaries. As a result, the Convertible Notes will also be structurally subordinated to all debt and other liabilities of the Issuer’s subsidiaries, which means that creditors and preferred stockholders of such subsidiaries will be paid from the assets of such subsidiaries before holders of the Convertible Notes would have any claims to those assets. The Issuer and its subsidiaries have, and upon consummation of the Tender Offers will continue to have, a substantial amount of debt and significant debt service obligations, as described under “Description of Other Indebtedness,” “Description of the New DGL0.5 Unsecured Notes” and “Description of the New DGL0.5 Secured Notes.” All of DGL0.5’s indebtedness as of the date of this offering memorandum would constitute Senior Indebtedness to which the Convertible Notes would be subordinated.

Convertible Note Directors

If, as of January 1, 2023, greater than 25% but less than or equal to 75% of the initially issued Convertible Notes remain outstanding, holders of the Convertible Notes (voting together as a single class) will be entitled to vote for the nomination of one director to serve on the Issuer’s board of directors. If, as of January 1, 2023, greater than 75% of the initially issued Convertible Notes remain outstanding, holders of the Convertible Notes (voting together as a single class) will be entitled to vote for the nomination of two directors to serve on the Issuer’s board of directors. After each January 1 thereafter, holders of Convertible Notes will have the right to nominate one or two directors subject to the same conditions of outstanding Convertible Notes and on the terms described below. Any such director nominated as described in this paragraph is referred to herein as a “convertible note director.”

Any convertible note director will be nominated by a majority of the votes cast (by principal amount), and the majority owner of the Issuer’s common shares as of the Settlement Date (and the Issuer’s ultimate beneficial majority owner as of the Settlement Date) has agreed to vote for any convertible note director to serve on the Issuer’s board of directors until the next annual general meeting of shareholders, and any convertible note director will serve until his successor is duly elected and qualified or until their office is vacated in accordance with the bye-laws of the Issuer. The vote for a nomination will take place at a special meeting of the holders of the Convertible Notes, which will be called by the Issuer at the request of holders of at least 25% of the outstanding principal amount of the Convertible Notes. Nominations will thereafter be held annually after each January 1 at the request of holders of at least 25% of the outstanding principal amount of the Convertible Notes, so long as the holders of the

Convertible Notes continue to have such voting rights. In no event will the Issuer’s board of directors include more than two convertible note directors.

Any vacancy in the office of a convertible note director (other than prior to the initial nomination of a convertible note director or following such time when the conditions to nomination described above are no longer satisfied), and any vacancy in the office of the director initially nominated by the ad hoc group of Digicel bondholders (the “Ad Hoc Group director”) prior to the end of such director’s initial elected term, may be filled by nomination of a replacement convertible note director with the written consent of the convertible note director remaining in office (in the case of a vacancy in the office of a convertible note director where one remains in office) or, if none remains in office (or in the case of a vacancy in the office of the Ad Hoc Group director), by written consent of holders of record at least 25% of the outstanding principal amount of Convertible Notes (with a plurality governing in the case of more than one such consent) when they have the nomination rights described above (or during the initial elected term of the Ad Hoc Group director, as the case may be). Any convertible note director shall be entitled to one vote on any matter submitted for a vote by the Issuer’s board of directors.

Optional Redemption

No “sinking fund” is provided for the Convertible Notes, which means that the Issuer is not required to redeem or retire the Convertible Notes periodically. Prior to June 1, 2021, the Issuer may redeem for cash all or part of the Convertible Notes, at its option, at a redemption price equal to (x) 125% of the then-current principal amount of the Convertible Notes to be redeemed, as increased for any PIK Interest in respect of interest payment dates occurring on or prior to the relevant redemption date, plus (y) accrued and unpaid interest to, but excluding, the redemption date.

On or after June 1, 2021, but prior to June 1, 2022, the Issuer may redeem for cash all or part of the Convertible Notes, at its option, if at least 50% of the originally issued New DGL0.5 Unsecured Notes have been, or will concurrently be, redeemed, repurchased or otherwise refinanced. On or after June 1, 2022, but prior to June 1, 2023, the Issuer may redeem for cash all or part of the Convertible Notes, at its option, if 100% of the originally issued New DGL0.5 Unsecured Notes have been, or will concurrently be, redeemed, repurchased or otherwise refinanced. On or after June 1, 2023, the Issuer may redeem for cash all or part of the Convertible Notes, at its option, regardless of the foregoing conditions. The redemption price for any redemption date occurring on or after June 1, 2021 will be 100% of the then-current principal amount of the Convertible Notes to be redeemed, as increased for any PIK Interest in respect of interest payment dates occurring on or prior to the relevant redemption date, plus (y) accrued and unpaid interest to, but excluding, the redemption date.

In the case of any optional redemption, the Issuer will provide not less than 15 nor more than 60 calendar days’ notice before the redemption date to the Trustee, the paying agent and each holder of Convertible Notes, by request that the depositary notify its participants holding Convertible Notes or, if the Convertible Notes are in certificated form, by a written notice by first class mail to each holder of record of the Convertible Notes at such holder’s registered address. The redemption date must be a business day.

If the Issuer is redeeming less than all of the Convertible Notes issued by it at any time, the Trustee will select the Convertible Notes to be redeemed (a) if the Convertible Notes are listed on any securities exchange, in compliance with the requirements of the principal national securities exchange on which the Convertible Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method, in each case in accordance with the procedures of DTC.

If the Trustee selects a portion of a Convertible Note for partial redemption and you convert a portion of the same Convertible Note on or after June 1, 2023, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, the Issuer will not be required to register the transfer of or exchange any Convertible Note so selected for redemption, in whole or in part, except the unredeemed portion of any Convertible Note being redeemed in part.

No Convertible Notes may be redeemed if the principal amount of the Convertible Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the redemption date (except in the case of an acceleration resulting from a default by the Issuer in the payment of the redemption price with respect to such Convertible Notes).

Conversion Rights

General

Holders may not convert their Convertible Notes prior to June 1, 2023. On and after June 1, 2023, holders of the Convertible Notes that have not been redeemed may, at their option, at any time and from time to time, convert all or any portion of their Convertible Notes.

The conversion rate per $1,000 principal amount of Convertible Notes will initially equal the share allocation, and shall not be greater in any event than a rate yielding a conversion price equal to the par value per common shares of the Issuer. The conversion rate is subject to adjustment if certain events occur, and will be adjusted downward as a result of the payment of any PIK Interest such that the number of common shares into which each Convertible Note is at any time convertible (taking into account all payments of PIK Interest made on such Convertible Note, whether through an increase to the principal amount thereof or the issuance of any PIK Notes thereon) is the share allocation (subject to adjustment as described under “—Conversion Rights—Conversion Rate Adjustments” below). Upon conversion of a Convertible Note, the Issuer will satisfy its conversion obligation by delivering common shares as set forth below under “—Settlement Upon Conversion.” The Issuer will settle its conversion obligation on the third business day immediately following the relevant conversion date. The Trustee will initially act as the conversion agent.

A holder may convert fewer than all of such holder’s Convertible Notes so long as the Convertible Notes converted are a multiple of $1,000 principal amount.

If the Issuer calls the Convertible Notes for redemption on or after June 1, 2023, a holder of Convertible Notes may convert all or any portion of its Convertible Notes at any time prior to the close of business on the business day immediately preceding the redemption date unless the Issuer fails to pay the redemption price (in which case a holder of Convertible Notes may convert such Convertible Notes until the redemption price has been paid or duly provided for).

The Issuer will give notice of any of the events described in clauses (1) through (4) of the below “—Conversion Rate Adjustments” section to holders of Convertible Notes, the Trustee and the conversion agent (if other than the Trustee) at the same time any notice of such event is delivered to holders of the common shares. The Issuer will notify holders of the Convertible Notes, the Trustee and the conversion agent (if other than the Trustee) of any fundamental change as promptly as practicable following the date the Issuer publicly announces such transaction, but in no event later than three business days prior to the actual effective date of such transaction.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest, if any. The Issuer’s delivery to you of the full number of common shares, rounded down to the nearest whole share as described below under “—Settlement Upon Conversion,” into which a Convertible Note is convertible will be deemed to satisfy in full the Issuer’s obligation to pay:

·	the principal amount of the Convertible Note; and

·	accrued and unpaid interest, if any, to, but not including, the relevant conversion date.

As a result, accrued and unpaid interest, if any, to, but not including, the relevant conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Conversion Procedures

If you hold a beneficial interest in a Global Note (as defined in “Book Entry, Delivery and Form”), to convert you must comply with DTC’s procedures for converting a beneficial interest in a Global Note. As such, if you are a beneficial owner of the Convertible Notes, you must allow for sufficient time to comply with DTC’s procedures if you wish to exercise your conversion rights.

If you hold a certificated Convertible Note, to convert you must:

·	complete and manually sign the conversion notice on the back of the Convertible Note, or a facsimile of the conversion notice;

·	deliver the conversion notice, which is irrevocable, and the Convertible Note to the conversion agent; and

·	if required, furnish appropriate endorsements and transfer documents.

The Issuer will pay any documentary, stamp or similar issue or transfer tax on the issuance of the common shares upon conversion of the Convertible Notes, unless the tax is due because the holder requests such shares to be issued in a name other than the holder’s name, in which case the holder will pay the tax.

The date you comply with the relevant procedures for conversion described above is referred to as the “conversion date.”

If a holder has already delivered a repurchase notice as described under “—Repurchase at the Option of the Holder Upon a Fundamental Change” with respect to a Convertible Note, the holder may not surrender that Convertible Note for conversion until the holder has withdrawn the repurchase notice in accordance with the relevant provisions of the Convertible Note Indenture. If a holder submits its Convertible Notes for required repurchase, the holder’s right to withdraw the repurchase notice and convert the Convertible Notes that are subject to repurchase will terminate at the close of business on the business day immediately preceding the relevant fundamental change repurchase date.

The Issuer will at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued share capital comprising common shares, for issuance upon the conversion of the Convertible Notes, a number of authorized but unissued common shares that will from time to time be sufficient to permit the conversion of all outstanding Convertible Notes.

All of the common shares delivered upon conversion of the Convertible Notes will, upon delivery, be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

Settlement Upon Conversion

To satisfy its obligations upon a conversion, the Issuer may only deliver its common shares. Upon conversion, the Issuer will deliver to holders in respect of each $1,000 principal amount of Convertible Notes being converted a number of common shares equal to the conversion rate. The Issuer will deliver the consideration due in respect of conversion on the third business day immediately following the relevant conversion date.

Each conversion will be deemed to have been effected as to any Convertible Notes surrendered for conversion on the conversion date, and the person in whose name the common shares shall be issuable upon such conversion will become the holder of record of such shares as of the close of business on such conversion date.

The Issuer will not issue fractional shares upon conversion of the Convertible Notes and the number of common shares issuable to any holder upon conversion of the Convertible Notes will be rounded down to the nearest whole number of shares.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that the Issuer will not make any adjustments to the conversion rate if holders of the Convertible Notes participate (other than in the case of (x) a share split or share combination or (y) a tender or exchange offer), at the same time and upon the same terms as holders of the common shares and solely as a result of holding the Convertible Notes, in any of the transactions described below without having to convert their Convertible Notes as if they held a number of common shares equal to the conversion rate, multiplied by the principal amount (expressed in thousands) of Convertible Notes held by such holder. Notwithstanding anything to the contrary herein, the Issuer will not make any adjustment to the conversion rate that would result in the conversion price being less than the par value per common share of the Issuer.

(1)	If the Issuer exclusively issues common shares as a dividend or distribution on the common shares, or if the Issuer effects a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	OS1
OS0

where,

CR0 =   the conversion rate in effect immediately prior to the close of business on the record date (as defined below) of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as applicable;

CR1 =   the conversion rate in effect immediately after the close of business on such record date or immediately after the open of business on such effective date, as applicable;

OS0 =    the number of common shares outstanding immediately prior to the close of business on such record date or immediately prior to the open of business on such effective date, as applicable (before giving effect to any such dividend, distribution, split or combination); and

OS1 =   the number of common shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under the preceding paragraph shall become effective immediately after the close of business on the record date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described above is declared but not so paid or made, the conversion rate shall be immediately readjusted, effective as of the date the Issuer’s board of directors or a committee thereof determines not to pay such dividend or distribution, to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(2)	If the Issuer issues to all or substantially all holders of the common shares any rights, options or warrants (other than pursuant to a shareholders’ rights plan) entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase common shares at a price per share that is less than the average of the last reported sale prices of the common shares for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be increased based on the following formula:

CR1 = CR0 ×	OS0 + X
OS0 + Y

where,

CR0 =   the conversion rate in effect immediately prior to the close of business on the record date for such issuance;

CR1 =   the conversion rate in effect immediately after the close of business on such record date;

OS0 =   the number of common shares outstanding immediately prior to the close of business on such record date;

X =	the total number of common shares issuable pursuant to such rights, options or warrants; and

Y =	the number of common shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the last reported sale prices of the common shares over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the record date for such issuance. To the extent that common shares are not delivered after the expiration of such rights, options or warrants, the conversion rate shall be decreased to the conversion rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of common shares actually delivered. If such rights, options or warrants are not so issued, or if no such rights, options or warrants are exercised prior to their expiration, the conversion rate shall be decreased to the conversion rate that would then be in effect if such record date for such issuance had not occurred.

For the purpose of this clause (2), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase common shares at less than such average of the last reported sale prices for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such common shares, there shall be taken into account any consideration received by the Issuer for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Issuer in good faith.

(3)	If the Issuer distributes shares of its capital stock, evidences of its indebtedness, other assets or property of the Issuer or rights, options or warrants to acquire the Issuer’s capital stock or other securities, to all or substantially all holders of the common shares, excluding:

·	dividends, distributions or issuances as to which an adjustment was effected pursuant to clause (1) or (2) above;

·	dividends or distributions paid exclusively in cash; and

·	spin-offs as to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be increased based on the following formula:

CR1 = CR0 ×	SP0
SP0 − FMV

where,

CR0 =   the conversion rate in effect immediately prior to the close of business on the record date for such distribution;

CR1 =   the conversion rate in effect immediately after the close of business on such record date;

SP0 =    the average of the last reported sale prices of the common shares over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution; and

FMV =	the fair market value (as determined by the Issuer in good faith) of the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each outstanding common share on the record date for such distribution.

Any increase made under the portion of this clause (3) above will become effective immediately after the close of business on the record date for such distribution. If such distribution is not so paid or made, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a Convertible Note shall receive, in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of the common shares, the amount and kind of the Issuer’s capital stock, evidences of its indebtedness, other assets or property of the Issuer or rights, options or warrants to acquire the Issuer’s capital stock or other securities that such holder would have received if such holder owned a number of common shares equal to the conversion rate in effect on the record date for the distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on the common shares of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, that are, or, when issued, will be, listed or admitted for trading on a national securities exchange, which is referred to as a “spin-off,” the conversion rate will be increased based on the following formula:

CR1 = CR0 ×	FMV0 + MP0
MP0

where,

CR0 =    the conversion rate in effect immediately prior to the end of the valuation period (as defined below);

CR1 =    the conversion rate in effect immediately after the end of the valuation period;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of the common shares applicable to one common share (determined by reference to the definition of last reported sale price below as if references therein to the common shares were to such capital stock or similar equity interest) over the first 10 consecutive trading day period after, and including, the ex-dividend date of the spin-off (the “valuation period”); and

MP0 =   the average of the last reported sale prices of the common shares over the valuation period.

The increase to the conversion rate under the preceding paragraph will occur at the close of business on the last trading day of the valuation period; provided that in respect of any conversion of Convertible Notes, if the relevant conversion date occurs during the valuation period, the reference to “10” in the preceding paragraph shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for such spin-off to, and including, such conversion date in determining the conversion rate.

(4)	If the Issuer or any of its subsidiaries make a payment in respect of a tender or exchange offer for the common shares (other than an odd lot tender offer), to the extent that the cash and value of any other consideration included in the payment per common share exceeds the average of the last reported sale prices of the common shares over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1 = CR0 x	AC + (SP1 x OS1)
OS0 x SP1

where,

CR0 =    the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

CR1 =     the conversion rate in effect immediately after the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

AC =	the aggregate value of all cash and any other consideration (as determined by the Issuer in good faith) paid or payable for shares purchased in such tender or exchange offer;

OS0 =   the number of common shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1 =     the number of common shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 =    the average of the last reported sale prices of the common shares over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires.

The increase to the conversion rate under the preceding paragraph will occur at the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion of Convertible Notes, if the relevant conversion date occurs during the 10 trading days immediately following, and including, the trading day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the expiration date of such tender or exchange offer to, and including, such conversion date in determining the conversion rate. If the Issuer or one of its subsidiaries is obligated to purchase common shares pursuant to any such tender or exchange offer but is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded and the Issuer does not make any payment in respect of such purchases, or such payment is refunded to the Issuer, the new conversion rate shall be readjusted to be the conversion rate that would be in effect if such tender or exchange offer had not been made.

As used in this section:

·	“Record date” means, with respect to any dividend or distribution, the date fixed for determination of holders of common shares entitled to receive such dividend or distribution (whether such date is fixed by the Issuer’s board of directors or a duly authorized committee thereof, statute, contract or otherwise).

·	The “last reported sale price” of the common shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal national or regional securities exchange on which the common shares are traded. If the common shares are not listed for trading on a national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for the common shares in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the common shares are not so quoted, the “last reported sale price” will be the mid-point of the last bid and ask prices for the common shares on the relevant date from a nationally recognized independent investment banking firm selected by the Issuer for this purpose. If there are no such available bid and ask prices, the “last reported sale price” will be the average of the fair market value per share determined by each of one independent appraiser nominated by the holders of at least 25% in principal amount of the outstanding Convertible Notes and another independent appraiser appointed by the Issuer.

·	“Trading day” means a day on which (i) trading in the common shares (or other security for which a closing sale price must be determined) generally occurs on the principal national or regional securities exchange on which the common shares (or such other security) are then listed or, if the common shares (or such other security) are not then listed on a national or regional securities exchange, on the principal other market on which the common shares (or such other security) are then traded, and (ii) a last reported sale price for the common shares (or closing sale price for such other security) is available on such securities exchange or market. If the common shares (or such other security) is not so listed or traded, “trading day” means a “business day.”

·	“Ex-dividend date” means the first date on which the common shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Issuer or, if applicable, from the seller of common shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

·	“Effective date” means the first date on which the common shares trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.

Except as stated herein, the Issuer will not adjust the conversion rate for the issuance of common shares or any securities convertible into or exchangeable for common shares or the right to purchase common shares or such convertible or exchangeable securities.

If the Issuer has a rights plan in effect upon conversion of the Convertible Notes into common shares, you will receive, in addition to the common shares received in connection with such conversion, the rights under the rights plan. However, if, prior to any conversion, the rights have separated from the common shares in accordance with the provisions of the applicable rights plan, the conversion rate will be adjusted at the time of separation as if the Issuer distributed to all or substantially all holders of the common shares, shares of the Issuer’s capital stock, evidences of indebtedness, assets, property, rights, options or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

The conversion rate will not be adjusted except as specifically set forth herein. Without limiting the foregoing, the conversion rate will not be adjusted:

·	upon the issuance of any common shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Issuer’s securities and the investment of additional optional amounts in common shares under any plan;

·	upon the issuance of any common shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Issuer or any of its subsidiaries;

·	upon the issuance of any common shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the Convertible Notes were first issued;

·	upon the repurchase of any common shares, including without limitation pursuant to an open-market share repurchase program, a structured derivative transaction or other buy-back transaction, that is not a tender offer or exchange offer of the kind described in clause (4) above;

·	in respect of any cash dividend or distribution on the common shares;

·	solely for a change in the par value of the common shares; or

·	for accrued and unpaid interest, if any.

To the extent permitted by applicable law and the rules of any securities exchange on which the Issuer’s securities are then listed, (i) in addition to the adjustments pursuant to the paragraphs above, the Issuer may, but is not required to, increase the conversion rate in order to avoid or diminish any income tax to holders of common shares resulting from any dividend or distribution of capital stock (or rights to acquire common shares) or from any event treated as such for income tax purposes, and (ii) the Issuer may, from time to time, increase the conversion rate by any amount for a period of at least 20 business days if the Issuer has determined (which determination will be conclusive) that such increase would be in the Issuer’s best interests. In the case of any such increase, the Issuer will notify holders of the Convertible Notes of the increased conversion rate and the period during which it will be in effect at least 15 calendar days prior to the date the increased conversion rate takes effect in accordance with applicable law.

All required calculations will be rounded down to the nearest cent or 1/10,000th of a share, as the case may be. The Issuer will not be required to make an adjustment to the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, the Issuer will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (i) on the effective date for any fundamental change occurring on or after June 1, 2023, (ii) on the conversion date for any Convertible Note and (iii) on the date on which all such deferred adjustments would result in an aggregate change to the conversion rate of at least 1%.

In the event of a taxable distribution to holders of common shares that results in an adjustment to the conversion rate, U.S. Holders (as defined below) of Convertible Notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. See “Material Bermuda and U.S. Tax Considerations.”

PIK Conversion Rate Adjustment

The conversion rate will be adjusted downward each time PIK Interest is paid based on the following formula:

CR1 = CR0 ×	P0
P1

where,

CR0 =    the conversion rate in effect immediately prior to the open of business on the relevant date of payment of PIK Interest;

CR1 =    the conversion rate in effect immediately after the open of business on the relevant date of payment of PIK Interest;

P0 =       the then-current principal amount per $1,000 initial principal amount of Convertible Notes, taking into account all payments of PIK Interest made on such principal amount of Convertible Notes, whether through an increase to the principal amount thereof or the issuance of any PIK Notes thereon, prior to the relevant date of payment (the “current principal amount per Convertible Note”); and

P1 =       the current principal amount per Convertible Note plus the amount of PIK Interest to be paid on such principal amount of Convertible Notes on such relevant date of payment.

The adjustment under the preceding paragraph shall become effective immediately after the open of business on the relevant date of payment of PIK Interest.

Cash Dividends

If any cash dividend or distribution is made to all or substantially all holders of the Issuer’s common shares, each holder of a Convertible Note shall receive, for each $1,000 principal amount of Convertible Notes, at the same time and upon the same terms as holders of the Issuer’s common shares, the amount of cash that such holder would have received if such holder owned a number of common shares equal to the conversion rate on the record date for such cash dividend or distribution.

Recapitalizations, Reclassifications and Changes of the Issuer’s Common Shares

In the case of:

·	any recapitalization, reclassification or change of the common shares (other than changes resulting from a subdivision or combination),

·	any consolidation, merger, amalgamation, or combination or similar transaction involving the Issuer, or

·	any sale, lease or other transfer to a third party of the consolidated assets of the Issuer and the Issuer’s subsidiaries substantially as an entirety,

in each case, as a result of which the common shares would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (each a “share exchange transaction”), then, at and after the effective time of the share exchange transaction, the right to convert each $1,000 principal amount of Convertible Notes will be changed into a right to convert such principal amount of Convertible Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of common shares equal to the conversion rate immediately prior to such share exchange transaction would have owned or been entitled to receive (the “reference property”) upon such share exchange transaction. However, at and after the effective time of the share exchange transaction, the number of common shares otherwise deliverable upon conversion of the Convertible Notes as set forth under “—Settlement Upon Conversion” above will instead be deliverable in the amount and type of reference property that a holder of that number of common shares would have received in such share exchange transaction. If the share exchange transaction causes the common shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the reference property into which the Convertible Notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of the common shares. The Issuer will notify holders, the Trustee and the conversion agent (if other than the Trustee) of the weighted average as soon as practicable after such determination is made.

If the reference property in respect of any such share exchange transaction includes, in whole or in part, shares of common equity or American depositary receipts (or other interests) in respect thereof, the supplemental indenture providing that the Convertible Notes will be convertible into reference property will also provide for anti-dilution and other adjustments that are as nearly equivalent as possible to the adjustments described under “—Conversion Rate Adjustments” above with respect to the portion of the reference property consisting of such common equity or American depositary receipts (or other interests) in respect thereof. If the reference property in respect of any such share exchange transaction includes shares of stock, securities or other property or assets of a company other than the Issuer or the successor or purchasing corporation, as the case may be, in such share exchange transaction, such other company will also execute such supplemental indenture, and such supplemental indenture will contain such additional provisions to protect the interests of the holders, including the right of holders to require the Issuer to repurchase their Convertible Notes upon a fundamental change as described under “—Repurchase at the Option of the Holder Upon a Fundamental Change” below, as the Issuer in good faith reasonably considers necessary by reason of the foregoing. The Issuer will agree in the Convertible Note Indenture not to become a party to any such share exchange transaction unless its terms are consistent with the foregoing.

Repurchase at the Option of the Holder Upon a Fundamental Change

If a “fundamental change” (as defined below in this section) occurs at any time, holders of the Convertible Notes will have the right, at their option, to require the Issuer to repurchase for cash all of their Convertible Notes, or any portion of the principal thereof that is equal to $1,000 or a multiple of $1,000. The fundamental change repurchase date will be a date specified by the Issuer that is not less than 20 calendar days or more than 35 business days following the date of the Issuer’s fundamental change notice as described below. The fundamental change repurchase date shall be subject to postponement in order to allow the Issuer to comply with applicable law.

The fundamental change repurchase price the Issuer is required to pay will be equal to 100% of the then-current principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

A “fundamental change” will be deemed to have occurred at the time after the Convertible Notes are originally issued if any of the following occurs:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a permitted holder, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the voting power of the Issuer’s outstanding voting stock;

(2) (i) if the Issuer consummates any transaction (including, without limitation, any merger, consolidation, amalgamation or other combination) pursuant to which the outstanding common shares are converted into or exchanged for cash, securities or other property, or (ii) the Issuer conveys, transfers, leases or otherwise disposes of, or any resolution with respect to a demerger or division is passed by the Issuer’s board of directors or shareholders pursuant to which the Issuer would dispose of, all or substantially all of its assets and those of the restricted subsidiaries, considered as a whole (other than a transfer of substantially all of such assets to one or more wholly-owned subsidiaries), in each case to any person other than in a transaction:

(x) where the outstanding common shares are not converted or exchanged at all (except to the extent necessary to reflect a change in the Issuer’s jurisdiction of incorporation) or is converted into or exchanged for voting stock (other than redeemable capital stock) of the surviving or transferee corporation; or

(y) where no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a permitted holder, is the beneficial owner (as defined in clause (1) above) directly or indirectly, of more than 50% of the total outstanding voting stock of the surviving or transferee corporation; or

(3) the Issuer is liquidated or dissolved or adopt a plan of liquidation or dissolution.

A “permitted holder” means (i) each of the Issuer’s direct shareholders of record on the issue date of the Convertible Notes and any affiliate or permitted transferee thereof, (ii) a person of which the Issuer is a subsidiary and a majority of whose voting stock is “beneficially owned” by persons identified in clause (i) of this definition or (iii) any subsidiary of a person identified in clause (ii) of this definition.

“Voting stock” means any class or classes of capital stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees (or persons performing similar functions) of any person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

A “restricted subsidiary” means any of the Issuer’s subsidiaries other than (a) each of Digicel (CA) Limited and Turgeau Holdings Limited; and (b) any of the Issuer’s subsidiaries that at the time of determination is an “unrestricted subsidiary” as designated by the Issuer’s board of directors; and (c) any subsidiary of an unrestricted subsidiary.

A transaction or transactions described in clause (1) or clause (2) of the definition of “fundamental change” above will not constitute a fundamental change, however, if at least 90% of the consideration received or to be received by the holders of common shares, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in connection with such transaction or transactions consists of shares of common equity, depositary receipts representing common equity interests or similar certificates, in each case, that are listed or quoted on any of The New York Stock Exchange, NYSE American, The Nasdaq Global Select Market, The Nasdaq Global Market, The Nasdaq Capital Market, The Toronto Stock Exchange, The London Stock Exchange, Euronext Amsterdam, The Australian Securities Exchange, Singapore Exchange Limited, The Hong Kong Stock Exchange or The Tokyo Stock Exchange (or any of their respective successors) (each, a “relevant exchange”) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Convertible Notes become convertible into such consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights (subject to the provisions set forth above under “—Conversion Rights—Settlement Upon Conversion”).

If any transaction in which the common shares are replaced by the securities of another entity occurs, following the effective date of such transaction, references to the Issuer in the definition of “fundamental change” above shall instead be references to such other entity.

On or before the 20th business day after the occurrence of a fundamental change, the Issuer will provide to all holders of the Convertible Notes and the Trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

·	the events causing a fundamental change;

·	the date of the fundamental change;

·	the last date on which a holder may exercise the repurchase right;

·	the fundamental change repurchase price;

·	the fundamental change repurchase date;

·	the name and address of the paying agent and the conversion agent, if applicable;

·	if applicable, the conversion rate and any adjustments to the conversion rate;

·	that the Convertible Notes with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the Convertible Note Indenture; and

·	the procedures that holders must follow to require the Issuer to repurchase their Convertible Notes.

Notwithstanding the foregoing, the Issuer will not be required to repurchase, or to make an offer to repurchase, the Convertible Notes upon a fundamental change if a third party makes such an offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Issuer as set forth above and such third party purchases all Convertible Notes properly surrendered and not validly withdrawn under its offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Issuer as set forth above.

To exercise the fundamental change repurchase right, you must deliver, on or before the business day immediately preceding the fundamental change repurchase date, the Convertible Notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice, to the paying agent. Each repurchase notice must state:

·	if certificated, the certificate numbers of your Convertible Notes to be delivered for repurchase;

·	the portion of the principal amount of Convertible Notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

·	that the Convertible Notes are to be repurchased by the Issuer pursuant to the applicable provisions of the Convertible Notes and the Convertible Note Indenture.

If the Convertible Notes are not in certificated form, such repurchase notice must comply with appropriate DTC procedures.

Holders may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal shall state:

·	the principal amount of the withdrawn Convertible Notes;

·	if certificated Convertible Notes have been issued, the certificate numbers of the withdrawn Convertible Notes; and

·	the principal amount, if any, which remains subject to the repurchase notice.

If the Convertible Notes are not in certificated form, such notice of withdrawal must comply with appropriate DTC procedures.

The Issuer will be required to repurchase the Convertible Notes on the fundamental change repurchase date. Holders who have exercised the repurchase right will receive payment of the fundamental change repurchase price on the later of (i) the fundamental change repurchase date and (ii) the time of book-entry transfer or the delivery of the Convertible Notes. If the paying agent holds money sufficient to pay the fundamental change repurchase price of the Convertible Notes on the fundamental change repurchase date, then, with respect to the Convertible Notes that have been properly surrendered for repurchase and have not been validly withdrawn:

·	the Convertible Notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the Convertible Notes is made or whether or not the Convertible Notes are delivered to the paying agent); and

·	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price).

To the extent that the provisions of any securities laws or regulations conflict with provisions of the Convertible Note Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Convertible Note Indenture by virtue of such conflict.

No Convertible Notes may be repurchased on any date at the option of holders upon a fundamental change if the principal amount of the Convertible Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a default by the Issuer in the payment of the fundamental change repurchase price with respect to such Convertible Notes).

The repurchase rights of the holders could discourage a potential acquirer of the Issuer. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of the Issuer by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect the Issuer’s financial condition. In addition, the requirement that the Issuer offer to repurchase the Convertible Notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Issuer.

The definition of fundamental change includes a phrase relating to the sale, lease or other transfer of “all or substantially all” of the Issuer’s consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the Convertible Notes to require the Issuer to repurchase its Convertible Notes as a result of the sale, lease or other transfer of less than all of the Issuer’s assets may be uncertain.

If a fundamental change were to occur, the Issuer may not have enough funds to pay the fundamental change repurchase price. The Issuer’s ability to repurchase the Convertible Notes for cash may be limited by restrictions on the Issuer’s ability to obtain funds for such repurchase through dividends from its subsidiaries, the terms of its then existing borrowing arrangements or otherwise. See “Risk Factors—Risks Related to an Investment in the Convertible Notes—DGL0.5 may not have the ability to raise the funds necessary to repurchase the Convertible Notes upon a fundamental change, and DGL0.5’s debt may contain limitations on its ability to pay cash upon repurchase of the Convertible Notes.” If the Issuer fails to repurchase the Convertible Notes when required following a fundamental change, the Issuer will be in default under the Convertible Note Indenture. In addition, the Issuer has, and may in the future incur, other indebtedness with similar change in control provisions permitting the Issuer’s holders to accelerate or to require the Issuer to repurchase its indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

The Issuer will not, in a single transaction or through a series of related transactions, consolidate, amalgamate or merge with or into any other person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the Issuer’s properties and assets to any other person or persons and the Issuer will not permit any restricted subsidiary to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, lease or other disposition of all or substantially all of the properties and assets of the Issuer and its restricted subsidiaries on a consolidated basis. The previous sentence will not apply if:

(a)	at the time of, and immediately after giving effect to, any such transaction or series of transactions, either (i) the Issuer will be the continuing corporation or (ii) the person (if other than the Issuer) formed by or surviving any such consolidation, amalgamation or merger or to which such sale, assignment, conveyance, transfer, lease or disposition of all or substantially all the properties and assets of the Issuer and the restricted subsidiaries on a consolidated basis has been made (the “Surviving Entity”):

(x)       will be a corporation duly incorporated and validly existing under the laws of Jamaica, Bermuda, Cayman Islands, Barbados, St. Lucia, Trinidad & Tobago, Aruba, Curaçao, St. Vincent & Grenadines, Grenada, Canada, the United Kingdom, the European Union, Australia, Singapore, Hong Kong, Japan, the United States of America, any state thereof, or the District of Columbia, and

(y)       will expressly assume, by a supplemental indenture, the Issuer’s obligations under the Convertible Notes and the Convertible Note Indenture, and the Convertible Notes and the Convertible Indenture will remain in full force and effect as so supplemented;

(b)	immediately after giving effect to such transaction or series of transactions on a pro forma basis no default or event of default will have occurred and be continuing; and

(c)	the Issuer or the Surviving Entity will have delivered to the Trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the requirements of the Convertible Note Indenture and that all conditions precedent in the Convertible Note Indenture relating to such transaction have been satisfied and that the Convertible Note Indenture and the Convertible Notes constitute legal, valid and binding obligations of the continuing person, enforceable in accordance with their terms.

In the case of any transaction involving the Issuer, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Convertible Note Indenture, but, in the case of a lease of all or substantially all of the Issuer’s assets, the Issuer will not be released from the obligation to pay the principal of and interest on the Convertible Notes.

Nothing in the Convertible Note Indenture will prevent any restricted subsidiary from consolidating with, merging into or transferring all or substantially all of its properties and assets to the Issuer or any other restricted subsidiary.

Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a person.

Certain Covenants

The Convertible Note Indenture will contain the following covenants.

Limitation on Restricted Payments

Until June 1, 2023, the Convertible Note Indenture will contain the covenant set forth in “Description of the New DGL0.5 Unsecured Notes—Certain Covenants—Limitation on Restricted Payments,” as such covenant may be amended or modified from time to time (whether through an amendment or waiver of provisions in the covenants, definitions or otherwise) pursuant to the indenture for the New DGL0.5 Unsecured Notes. For the avoidance of doubt, such covenant will no longer apply to the Convertible Notes from and after June 1, 2023.

Anti-Layering

The Issuer may not incur indebtedness that is subordinate in right of payment to Senior Indebtedness of the Issuer unless such indebtedness is pari passu with, or subordinated in right of payment to, the Convertible Notes. This covenant does not apply to distinctions between categories of indebtedness that exist by reason of any liens or guarantees securing or in favor of some but not all of such indebtedness. The Issuer may not cause the incurrence of any indebtedness at one or more holding companies constituting a subsidiary of the Issuer that directly or indirectly owns the equity of DL and/or DPL and is created after the date hereof in an aggregate principal amount in excess of the sum of the aggregate principal amount of New DGL0.5 Unsecured Notes and New DGL0.5 Secured Notes initially issued in the transactions contemplated by this offering memorandum, unless such incurrence is permitted by the indenture governing the New DGL0.5 Unsecured Notes.

Events of Default

Each of the following is an event of default with respect to the Convertible Notes:

(1) default in the payment of the principal amount of any Convertible Note when due and payable upon optional redemption, upon any required repurchase, upon declaration of acceleration or otherwise;

(2) the Issuer’s failure to comply with its obligation to convert the Convertible Notes in accordance with the Convertible Note Indenture upon exercise of a holder’s conversion right;

(3) the Issuer’s failure to give a fundamental change notice as described under “—Repurchase at the Option of the Holder Upon a Fundamental Change” when due;

(4) the Issuer’s failure to comply with its obligations under “—Consolidation, Merger and Sale of Assets”;

(5) failure to comply with any covenant or agreement of the Issuer or of any Restricted Subsidiary that is contained in the Convertible Note Indenture (other than specified in clause (1), (2), (3) or (4) above) and such failure continues for a period of 60 days or more after written notice from the Trustee or the holders of at least 25% in principal amount of the Convertible Notes then outstanding has been received;

(6) default under the terms of any instrument evidencing or securing the Debt of (i) the Issuer, (ii) any Significant Subsidiary or (iii) any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer), would constitute a Significant Subsidiary, in each case having an outstanding principal amount in excess of $50.0 million individually or in the aggregate, if that default: (x) results in the acceleration of the payment of such Debt or (y) is caused by the failure to pay such Debt at final maturity thereof after giving effect to the expiration of any applicable grace periods and other than by regularly scheduled required prepayment) and such failure to make any payment has not been waived or the maturity of such Debt has not been extended, and in either case the total amount of such Debt unpaid or accelerated exceeds $50.0 million or its equivalent at the time;

(7) one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against the Issuer or any Significant Subsidiary, either individually or in an aggregate amount, in excess of $50.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 30 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect; and

(8) certain events of bankruptcy, insolvency, or reorganization of the Issuer.

If an event of default (other than as described in clause (8) above) occurs and is continuing, the Trustee by notice to the Issuer, or the holders of at least 25% in principal amount of the outstanding Convertible Notes by notice to the Issuer and the Trustee, may, and the Trustee at the request of such holders shall, declare 100% of the then-current principal amount of and accrued and unpaid interest, if any, on all the Convertible Notes to be due and payable. In case of certain events of bankruptcy, insolvency or reorganization, involving the Issuer, an amount per $1,000 principal amount of Convertible Notes equal to the greater of (i) such $1,000 principal amount, and accrued and unpaid interest on such principal amount, and (ii) the amount to be received by holders of common shares in such event per common share multiplied by the conversion rate on the date such event of default, as determined in good faith by the Issuer’s board of directors, will automatically become due and payable. Upon such a declaration of acceleration, such amount will be due and payable immediately.

The holders of a majority in principal amount of the outstanding Convertible Notes may waive all past defaults (except with respect to nonpayment of principal or with respect to the failure to deliver the consideration due upon conversion) and rescind any such acceleration with respect to the Convertible Notes and its consequences if (i) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing events of default, other than the nonpayment of principal of the Convertible Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Each holder shall have the right to receive payment or delivery, as the case may be, of:

·	the then-current principal amount (in the form of the redemption price and the fundamental change repurchase price, if applicable) of; and

·	the consideration due upon conversion of,

its Convertible Notes, on or after the respective due dates expressed or provided for in the Convertible Note Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be.

Subject to the provisions of the Convertible Note Indenture relating to the duties of the Trustee, if an event of default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Convertible Note Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of the then-current principal amount when due, or the right to receive delivery of the consideration due upon conversion, no holder may pursue any remedy with respect to the Convertible Note Indenture or the Convertible Notes unless:

(1) such holder has previously given the Trustee notice that an event of default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Convertible Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of such security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Convertible Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Convertible Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee.

The Convertible Note Indenture will provide that in the event an event of default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Convertible Note Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Convertible Note Indenture, the Trustee will be entitled to indemnification reasonably satisfactory to it against any loss, liability or expense caused by taking or not taking such action.

The Convertible Note Indenture will provide that if a default occurs and is continuing and is known to the Trustee, the Trustee must deliver to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of any Convertible Note or a default in the delivery of the consideration due upon conversion, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. The Issuer is also required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action the Issuer is taking or proposing to take in respect thereof.

Payments of the redemption price and the fundamental change repurchase price that are not made when due will accrue interest per annum at the then-applicable interest rate from the required payment date.

Modification and Amendment

Subject to certain exceptions, the Convertible Note Indenture or the Convertible Notes may be amended with the consent of the holders of at least a majority in principal amount of the Convertible Notes then outstanding (including without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Convertible Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Convertible Notes then outstanding (including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Convertible Notes). However, without the consent of each holder of an outstanding Convertible Note affected, no amendment may, among other things:

(1) reduce the amount of Convertible Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the stated time for payment or capitalization of interest on any Convertible Note;

(3) reduce the principal of any Convertible Note;

(4) make any change that adversely affects the conversion rights of any Convertible Notes;

(5) reduce the redemption price or the fundamental change repurchase price of any Convertible Note or amend or modify in any manner adverse to the holders of Convertible Notes the Issuer’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) make any note payable in money, or at a place of payment, other than that stated in the note;

(7) impair the right to institute suit for the enforcement of any payment on or after the relevant redemption date or fundamental change repurchase date;

(8) change the ranking of the Convertible Notes in any manner adverse to holders;

(9) make any change in the amendment provisions that require each holder’s consent or in the waiver provisions; or

(10) make any change to the subordination provisions of the Convertible Note Indenture if such change would adversely affect the rights of holders.

Without the consent of any holder, the Issuer and the Trustee may amend the Convertible Note Indenture to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the Issuer’s obligations under the Convertible Note Indenture;

(3) add guarantees with respect to the Convertible Notes;

(4) secure the Convertible Notes;

(5) add to the Issuer’s covenants or events of default for the benefit of the holders or surrender any right or power conferred upon the Issuer;

(6) make any change that does not materially adversely affect the rights of any holder;

(7) amend or modify any covenant of the Issuer or any defined term related thereto in order to conform the same to the indenture for the New DGL0.5 Unsecured Notes, as the same may be amended or modified from time to time, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise, or to eliminate such covenants, all as described under “—Certain Covenants” above;

(8) in connection with any transaction described under “—Conversion Rights—Recapitalizations, Reclassifications and Changes of Common Shares” above, provide that the Convertible Notes are convertible into reference property, subject to the provisions described under “—Conversion Rights—Settlement Upon Conversion” above, and make certain related changes to the terms of the Convertible Notes to the extent expressly required by the Convertible Note Indenture; or

(9) conform the provisions of the Convertible Note Indenture to the “Description of the Convertible Notes” section in this offering memorandum.

Holders do not need to approve the particular form of any proposed amendment. It will be sufficient if such holders approve the substance of the proposed amendment. After an amendment under the Convertible Note Indenture becomes effective, the Issuer is required to deliver to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

The Issuer may satisfy and discharge its obligations under the Convertible Note Indenture by delivering to the securities registrar for cancellation all outstanding Convertible Notes or by depositing with the Trustee or delivering to the holders, as applicable, after the Convertible Notes have become due and payable, whether at any redemption date, at any fundamental change repurchase date, upon conversion or otherwise, cash and/or (in the case of conversion) common shares sufficient to pay all of the outstanding Convertible Notes and paying all other sums payable under the Convertible Note Indenture by the Issuer. Such discharge is subject to terms contained in the Convertible Note Indenture.

Calculations in Respect of Convertible Notes

Except as otherwise provided above, the Issuer will be responsible for making all calculations called for under the Convertible Notes. These calculations include, but are not limited to, accrued interest payable on the Convertible Notes and the conversion rate of the Convertible Notes. The Issuer will make all these calculations in good faith and, absent manifest error, the Issuer’s calculations will be final and binding on holders of Convertible Notes. The Issuer will provide a schedule of its calculations to each of the Trustee and the conversion agent, and each of the Trustee and the conversion agent is entitled to rely conclusively upon the accuracy of the Issuer’s calculations without independent verification. The Trustee will forward the Issuer’s calculations to any holder of Convertible Notes upon the request of that holder.

Rule 144A Information

At any time the Issuer is not subject to Section 13 or 15(d) of the Exchange Act, the Issuer will, so long as any of the Convertible Notes or any common shares issuable upon conversion thereof will, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide to the Trustee and will, upon written request, provide to any holder, beneficial owner or prospective purchaser of such Convertible Notes or any common shares issuable upon conversion of such Convertible Notes the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Convertible Notes or common shares pursuant to Rule 144A under the Securities Act.

Restrictions on Ownership and Transfer of Shares; Limitation on Shares Deliverable upon Conversion

The Convertible Note Indenture will provide that, notwithstanding any other provision of the Convertible Note Indenture or the Convertible Notes, no person may hold Convertible Notes, and no holder of the Convertible Notes will be entitled to receive common shares upon conversion of such Convertible Notes, to the extent (but only to the extent) that such holding or receipt would cause a violation of applicable antitrust law or require consent of the Bermuda Monetary Authority under the Exchange Control Act 1972 of Bermuda and Exchange Control Regulations 1973 of Bermuda. Any purported delivery of common shares upon conversion of Convertible Notes will be void and have no effect to the extent (but only to the extent) that such delivery would result in a violation of such applicable antitrust laws or require such consent. If any delivery of common shares owed to a holder upon conversion of Convertible Notes is not made, in whole or in part, as a result of the foregoing restrictions, the Issuer’s obligation to make such delivery will not be extinguished, and the Issuer will deliver such shares as promptly as practicable after the applicable holder gives notice to the Issuer and the Issuer determines that such delivery would not result in a violation of any applicable antitrust laws or such consent has been granted.

Trustee

Deutsche Bank Trust Company Americas is the Trustee, security registrar, paying agent and conversion agent. Deutsche Bank Trust Company Americas, in each of its capacities, including without limitation as Trustee, security registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning the Issuer or its affiliates or any other party contained in this document or the related documents or for any failure by the Issuer or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

The Issuer maintains banking relationships in the ordinary course of business with the Trustee and its affiliates.

Limited Registration Rights

Except as described in the immediately succeeding paragraph, the Issuer does not intend to file a shelf registration statement for the resale of the Convertible Notes or the common shares issuable upon conversion of the Convertible Notes. As a result, holders may only resell the Convertible Notes and any of common shares issued upon conversion of the Convertible Notes pursuant to an exemption from the registration requirements of the Securities Act and other applicable securities laws. See “Transfer Restrictions” in this offering memorandum.

Notwithstanding the foregoing, if at any time on or after June 1, 2023 the common shares are listed on a U.S. relevant exchange and any common shares issued or issuable upon conversion of the Convertible Notes are not, or would not be, freely tradable pursuant to Rule 144 under the Securities Act as of such time (without limitations on the amount of common shares sold), the Issuer will use its commercially reasonable efforts to make available a shelf registration statement for resales of any such common shares within 180 days after written request of a holder of such common shares or such Convertible Notes, subject to customary suspension and blackout periods.

Book-Entry, Settlement and Clearance

The Convertible Notes will be initially issued in the form of one or more global notes, which are referred to as “Global Notes,” registered in the name of the depositary or its nominee. Except under the limited circumstances described under “Book-Entry, Delivery and Form” in this offering memorandum, the Convertible Notes represented by the Global Notes will not be exchangeable for, and will not otherwise be issuable as, Convertible Notes in certificated form. The Global Notes described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

See “Book-Entry, Delivery and Form.”

Book Entry, Delivery and Form

The New Notes of each series will initially be represented by two certificates in global form that together will represent the aggregate principal amount of the New Notes. The New Notes issued in reliance on Section 4(a)(2) under the U.S. Securities Act will be represented by permanent global notes (the “Rule 144A Global Notes”). The New Notes issued in reliance on Regulation S under the U.S. Securities Act initially will be represented by permanent global notes (the “Regulation S Global Notes”). When issued, the Rule 144A Global Notes and the Regulation S Global Notes (together, the “Global Notes”) will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, record ownership of the Global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The New Notes will be issued only in registered form and in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. The New Notes will be issued on their issue date only against payment in immediately available funds.

Investors who are “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) and who purchase notes in reliance on Rule 144A under the U.S. Securities Act may hold their interests in the Rule 144A Global Notes directly through DTC if they are DTC participants (the “Participants”) or indirectly through organizations that are DTC participants (“Indirect Participants”).

Investors who hold beneficial interests in the Regulation S Global Notes may hold such interests only directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), or Clearstream Banking, S.A. (“Clearstream”), if they are participants in these systems, or indirectly through organizations that are participants in these systems. After the expiration of the period ending 40 days after the latter of the commencement of the offering of the New Notes or the date the New Notes were originally issued (the “Distribution Compliance Period”), investors may hold interests in the Permanent Regulation S Global Notes through participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through their respective depositaries, which in turn will hold the interests in the Regulation S Global Notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

Regulation S prohibits purchasers of the New Notes under Regulation S from offering, selling or delivering the New Notes within the United States or to or for the account or benefit of U.S. persons until the expiration of the Distribution Compliance Period. Until the expiration of the Distribution Compliance Period, beneficial interests in the Regulation S Global Notes may be held only through Euroclear and Clearstream (as indirect participants in DTC), unless transferred to a person that takes delivery through the Rule 144A Global Notes in accordance with the certification requirements described below. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the circumstances described below. See “—Exchanges Between the Global Notes.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its Participants or its Indirect Participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

So long as Cede & Co., as the nominee of DTC, is the registered owner of a Global Note, Cede & Co. for all purposes will be considered the sole holder of the Global Note. Owners of beneficial interests in a Global Note will be entitled to have certificates registered in their names and to receive physical delivery of notes only in the limited circumstances described below under “—Exchange of Global Notes for Definitive Notes.”

The New Notes will be subject to certain transfer restrictions and restrictive legends as described under “Transfer Restrictions.”

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. We do not take any responsibility for these operations and procedures, and we urge investors to contact the systems or their participants directly to discuss these matters.

Upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by Tender Agent with portions of the principal amount of the Global Notes.

Payment of principal and other amounts, if any, on a Global Note will be made to Cede & Co., the nominee for DTC, as registered owner of the Global Notes, by wire transfer of immediately available funds on the applicable payment date. Neither we nor the trustee, nor any agent of either of them, will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We have been informed by DTC that, with respect to any payment of principal, or premium, interest or other amounts, if any, on a Global Note, DTC’s practice is to credit Participants’ accounts on the applicable payment date, with payments in amounts proportionate to their respective beneficial interests in the New Notes represented by the Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the New Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name.” In particular, payments to owners of beneficial interests in the New Notes held through Euroclear and Clearstream (as indirect participants in DTC) will be made in accordance with the rules and operating procedures of Euroclear and Clearstream.

Transfers between Participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds. Participants in Euroclear and Clearstream will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream, as applicable. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Cross-market transfers between DTC Participants, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC Participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and the credit of any transaction’s interests in the Global Note settled during the processing day will be reported to the relevant Euroclear or Clearstream participant on that day. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC Participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Neither we nor the trustee, nor any agent of either of us, will have responsibility for the performance of DTC, Euroclear, Clearstream or their respective participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of the New Notes (including, without limitation, the presentation of the New Notes for exchange as described below) only at the direction of one or more Participants to whose accounts with DTC interests in a Global Note are credited, and only in respect of the New Notes represented by the Global Note as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC reserves the right to exchange the Global Notes for notes in definitive form, which it will distribute to its Participants.

DTC has also advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Dealer Manager. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

Euroclear and Clearstream have also advised us that Euroclear and Clearstream hold securities for participant organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry charges in accounts of such participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among their respective participants, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

Exchange of Global Notes for Definitive Notes

A Global Note is exchangeable for notes in registered definitive form (“Definitive Notes”) if:

(a)	DTC notifies us that it is unwilling or unable to continue as depositary for the Global Notes or has ceased to be a clearing agency registered under the U.S. Exchange Act and, in either case, we thereupon fail to appoint a successor depositary within 120 days after the date of such notice, or

(b)	DTC so requests following an Event of Default under the indenture, or

(c)	we, at our option, notify the trustee in writing that we elect to exchange in whole but not in part, the applicable Global Note for Definitive Notes.

In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures) and will bear the restrictive legend referred to in “Transfer Restrictions,” unless we determine otherwise in compliance with the requirements of the indenture.

Exchange of Definitive Notes for Global Notes

If issued, Definitive Notes may not be exchanged or transferred for beneficial interests in a Global Note except upon consummation of a tender offer. See “Transfer Restrictions.”

Exchange of Definitive Notes for Definitive Notes

If issued, Definitive Notes may be exchanged or transferred by presenting or surrendering such Definitive Notes at the office of the registrar located in New York, New York with a written instrument of transfer in form satisfactory to such registrar, duly executed by the holder of the Definitive Notes or by its attorney, duly authorized in writing. If the Definitive Notes being exchanged or transferred have restrictive legends, such holder must also provide a written certificate (in the form provided in the indenture for the applicable New Notes) to the effect that such exchange or transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Transfer Restrictions.”

Exchanges Between the Global Notes

Beneficial interests in the Regulation S Global Notes may be exchanged for beneficial interests in the Rule 144A Global Notes only if such exchange occurs in connection with a transfer of the New Notes pursuant to Rule 144A and the transferor first delivers to the trustee a written certificate (in the form provided in the applicable indenture) to the effect that the New Notes are being transferred to a person who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A, purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A and in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Beneficial interests in the Rule 144A Global Notes may be transferred to a person who takes delivery in the form of an interest in the Regulation S Global Notes, whether before or after the expiration of the Distribution Compliance Period, only if the transferor first delivers to the trustee a written certificate (in the form provided in the applicable indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S.

Transfers involving an exchange of a beneficial interest in one of the Global Notes for a beneficial interest in another Global Note will be effected in DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Global Note representing the beneficial interest that is transferred and a corresponding increase in the principal amount of the other Global Note. Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for so long as it remains such an interest.

Same Day Settlement and Payment

The New Notes represented by the Global Notes will be eligible to trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such securities will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Definitive Notes would also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC.

DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Methods of Receiving Payments on the New Notes

Principal of, premium, if any, and interest on registered Notes held in global form will be payable at the corporate trust office or agency of the paying agent in New York. All payments on the Global Notes will be made by transfer of immediately available funds to an account of the holder of the Global Notes in accordance with instructions given by the holder. Principal of, premium, if any, and interest on any New Notes in the form of Definitive Notes will be payable at the corporate trust office or agency of the paying agent in New York maintained for such purposes. In addition, interest on New Notes in the form of Definitive Notes may be paid by check mailed to the person entitled thereto as shown on the register for such Definitive Notes.

Paying Agent and Registrar for the New Notes

We have undertaken to maintain one or more paying agents for the New Notes in the Borough of Manhattan, City of New York. The paying agent currently is Deutsche Bank Trust Company Americas in New York. We have also undertaken to maintain one or more registrars with offices in the Borough of Manhattan, City of New York. The registrar currently is Deutsche Bank Trust Company Americas in New York. The registrar will maintain a register reflecting ownership of notes outstanding from time to time and will make payments on and facilitate transfer of Notes on our behalf. We may change the paying agent or registrar without prior notice to the holders.

Material Bermuda and U.S. Tax Considerations

Bermuda Tax Considerations

At the date of this offering memorandum, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by any Existing Notes Issuer or our noteholders in respect of the Existing Notes or the New Notes. There is no stamp duty on the issue, transfer or redemption of the Existing Notes or the New Notes.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, has given each Existing Notes Issuer and is expected to give DGL0.5 an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to the relevant company or any of its operations, shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in accordance with the Land Tax Act 1967 of Bermuda or otherwise payable in respect of real property we lease in Bermuda. Any assurance given by the Bermuda Minister of Finance expires on March 31, 2035.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the Tender Offers, the Consent Solicitations and Waivers, the adoption of the Proposed Amendments and the ownership and disposition of the New Notes, and common shares acquired pursuant to conversion of Convertible Notes, acquired pursuant to the Tender Offers. It is not a complete analysis of all the potential U.S. federal income tax considerations relating to the Tender Offers, the Consent Solicitations and Waivers, the Proposed Amendments and the New Notes and related common shares. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this offering memorandum and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. This discussion applies only to Existing Notes, New Notes received in exchange therefor and related common shares that are held as “capital assets” for U.S. federal income tax purposes and are beneficially owned by U.S. Holders (as defined below).

This summary does not address any tax considerations arising under the laws of any non-U.S., state or local jurisdiction or the potential application of the U.S. federal estate, gift or alternative minimum tax or the Medicare tax on investment income. In addition, this discussion does not describe all of the U.S. federal income tax consequences that may be relevant to beneficial owners in light of their particular circumstances or to beneficial owners subject to special rules, such as:

·	banks or other financial institutions;

·	insurance companies;

·	brokers or dealers in securities or commodities;

·	dealers and traders subject to a mark-to-market method of tax accounting with respect to the Existing Notes or New Notes;

·	persons holding Existing Notes or New Notes as part of a hedge, wash sale or other integrated transaction;

·	persons whose functional currency is not the U.S. dollar;

·	regulated invested companies or real estate investment trusts;

·	tax-exempt entities;

·	retirement plans;

·	persons who hold Existing Notes, New Notes, or common shares through non-U.S. brokers or other non-U.S. intermediaries;

·	persons who make an election to treat all gross income on the Existing Notes or New Notes on a constant yield basis;

·	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein; or

·	persons subject to special tax accounting rules under Section 451(b) of the Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds Existing Notes, New Notes or common shares, the tax treatment of each partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships that hold Existing Notes (and partners therein) should consult their tax advisors regarding the tax consequences relating to the Tender Offers, the Consent Solicitations and Waivers, the Proposed Amendments and the ownership and disposition of New Notes and common shares acquired pursuant to an exchange.

As used herein, the term “U.S. Holder” means a beneficial owner of an Existing Note or New Note received in exchange therefor or a common share that is for U.S. federal income tax purposes:

·	an individual who is a citizen or resident of the United States;

·	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

We have not sought and do not intend to seek any ruling from the Internal Revenue Service (the “IRS”). Accordingly, there can be no assurance that the IRS or a court will agree with the U.S. federal income tax consequences described below. U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the Tender Offers, the Consent Solicitation, the Proposed Amendments and the ownership and disposition of New Notes acquired pursuant to a Tender Offer and common shares in light of their particular situation.

Tax Consequences to U.S. Holders Who Participate in the Tender Offers

Tax Consequences of the Tender Offers

The U.S. federal income tax consequences of an exchange of Existing Notes for New Notes pursuant to the Tender Offers will depend upon whether such exchange is treated as a “significant modification” of such Existing Note.

Under applicable Treasury regulations, the modification of a debt instrument (including an exchange of a debt instrument for a new debt instrument or instruments with different terms) generally is a significant modification if, based on the facts and circumstances and taking into account all modifications (other than modifications that are subject to special rules) of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” As a general matter, multiple modifications to a debt instrument are considered cumulatively. The applicable Treasury regulations provide specific rules for determining whether certain types of modifications are significant, which include, among others, (i) a rule that a change in the obligor of a recourse debt instrument (such as the Existing Notes) is a significant modification unless certain exceptions apply; (ii) a rule designating a specified threshold for any change in yield of the debt instrument as significant; (iii) a rule that a change in collateral for a recourse debt instrument is a significant modification if it results in a change in payment expectations; and (iv) a rule that the addition, deletion or alteration of “customary accounting or financial covenants” is not a significant modification.

Because the Tender Offers are expected to result in a change in obligor of the Existing Notes and none of the enumerated exceptions set forth in the applicable Treasury regulations are expected to apply, we intend to treat these modifications as significant modifications and, thus, to treat the Tender Offers as taxable exchanges for U.S. federal income tax purposes. The remainder of this discussion assumes that an exchange of Existing Notes for New Notes pursuant to a Tender Offer will be a significant modification for U.S. federal income tax purposes.

Subject to the discussion below regarding the application of Section 351 of the Code to the exchange of Existing Notes for New Notes, U.S. Holders that participate in a Tender Offer will generally recognize gain or loss (subject to the possible application of the wash sale rules discussed below) upon the exchange of an Existing Note for New Notes equal to the difference, if any, between (i) the issue price of the New DGL 0.5 Unsecured Notes or New DGL 0.5 Secured Notes (together, the “New Non-Convertible Notes”) received (determined as described below under “Tax Treatment of the New Notes Received in the Tender Offers—Issue Price” ), plus the fair market value at the time of the exchange of any Convertible Notes received, less any portion of the New Notes attributable to accrued but unpaid interest on the Existing Note, and (ii) the U.S. Holder’s adjusted tax basis in such Existing Note. Any such gain (except to the extent treated as ordinary income under the market discount rules) or loss generally will be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder has held the applicable Existing Note for more than one year on the date of the exchange. Any accrued but unpaid interest on the Existing Notes will be taxable as ordinary interest income to the extent such accrued and unpaid interest on the Existing Notes was not previously included in gross income. A U.S. Holder’s holding period for its New Notes will commence on the date immediately following the date of the exchange. The U.S. Holder’s initial tax basis in its New Notes will be the issue price for the New Non-Convertible Notes received, and the fair market value for any Convertible Notes received.

If the exchange is treated as a wash sale within the meaning of Section 1091 of the Code, a U.S. Holder would not be allowed to currently recognize any loss resulting from the exchange. Instead, such loss would be deferred and would be reflected as an increase in the basis of the New Notes. U.S. Holders should consult their advisors regarding whether any such exchange may be subject to the wash sale rules.

Even though we intend to treat the exchange of Existing Notes for New Notes as significant modifications, based on the treatment of the Convertible Notes as equity for U.S. federal income tax purposes (as described below under “Tax Treatment of Convertible Notes Received in the Tender Offers (and Common Shares Received Upon Conversion Thereof)—Tax Classification of the Convertible Notes”), it is likely that the exchange of an Existing Note for New Notes that include Convertible Notes would be treated as part of a transaction governed by Section 351 of the Code and, as a result, it is possible that a U.S. Holder would not recognize any loss or the full amount of any gain on such an exchange of Existing Notes for New Notes. However, Section 351 of the Code does not suspend the recognition of gain or loss if no stock other than “non-qualified preferred stock” is received in an exchange. We intend to take the position that the Convertible Notes are “non-qualified preferred stock” and, accordingly, Section 351 of the Code should not affect a U.S. Holder’s recognition of gain or loss on an exchange of Existing Notes for New Notes. Nevertheless, it is possible that the Convertible Notes could be treated as equity that is not non-qualified preferred stock and, as a result, a U.S. Holder would not be allowed to recognize any loss on the exchange of Existing Notes for New Notes that include Convertible Notes, and may not be required to recognize all of the gain on such an exchange. U.S. Holders should consult with their tax advisors as to the consequences to them of the application of Section 351 of the Code to an exchange of Existing Notes for New Notes if the Convertible Notes are not treated as equity that is non-qualified preferred stock.

Tax Treatment of the New Non-Convertible Notes Received in the Tender Offers

Tax Classification of the New Non-Convertible Notes Received in the Tender Offers

The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. We intend to take the position that the New Non-Convertible Notes are indebtedness for U.S. federal income tax purposes (although there is no controlling authority directly on point). Our position is not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with such position. If the IRS were to successfully challenge the classification of any of the New Non-Convertible Notes as indebtedness, interest on such New Non-Convertible Notes (including PIK Interest and any other original issue discount) generally would be treated for U.S. federal income tax purposes as dividends to the extent of our current or accumulated earnings and profits. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if any of the New Non-Convertible Notes are not treated as indebtedness for U.S. federal income tax purposes. The remainder of this discussion assumes that all of the New Non-Convertible Notes will be treated as indebtedness for U.S. federal income tax purposes.

Potential Contingent Payment Debt Treatment

In certain circumstances—for example, upon a Change of Control, an Excess Proceeds Offer, a Debt Incurrence Offer, or an Excess Amounts Offer—a U.S. Holder may receive payments on the New Non-Convertible Notes other than the scheduled payments or may receive payments in advance of their scheduled dates. Although these contingencies may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments,” we intend to take the position that the New Non-Convertible Notes are not contingent payment debt instruments for U.S. federal income tax purposes. Our determination that the New Non-Convertible Notes are not contingent payment debt instruments is binding on a U.S. Holder unless such holder discloses its contrary position in the manner prescribed by applicable Treasury regulations. However, our determination is not binding on the IRS, and if any of the New Non-Convertible Notes were determined to be contingent payment debt instruments, U.S. Holders would generally be required to treat any gain recognized on the sale or other disposition of such New Non-Convertible Notes as ordinary interest income rather than as capital gain. Furthermore, U.S. Holders would be required to accrue interest income on such New Non-Convertible Notes on a constant yield basis at an assumed yield (equal to the yield of which the issuer could have issued a non-contingent payment debt instrument with otherwise comparable terms) determined at the time of issuance of the New Non-Convertible Notes, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. U.S. Holders of the New Non-Convertible Notes should consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the New Non-Convertible Notes. The remainder of this discussion assumes that none of the New Non-Convertible Notes will not be considered contingent payment debt instruments.

Issue Price

Because it is expected that the New Non-Convertible Notes will be “publicly traded” for U.S. federal income tax purposes, the issue price of each series of New Non-Convertible Notes should equal their fair market value at the time of the exchange. For these purposes, a debt instrument is treated as publicly traded if there is a sale price or one or more firm or indicative quotes available for such debt instrument at any time during the 31-day period ending 15 days after the issue date of such debt instrument. If any of the New Non-Convertible Notes are not considered publicly traded, but the Existing Notes exchanged therefor are considered publicly traded, (i) in the case of Existing Notes exchanged solely for New Non-Convertible Notes, the issue price of such New Non-Convertible Notes would equal the fair market value of the Existing Notes that are treated as having been exchanged for such series of New Non-Convertible Notes, and (ii) in the case of Existing Notes exchanged for New Non-Convertible Notes and Convertible Notes, the issue price of the New Non-Convertible Notes received would equal the fair market value of the Existing Notes less the fair market value of the Convertible Notes received in exchange therefor. For any series of New Non-Convertible Notes, if neither the New Non-Convertible Notes nor the corresponding Existing Notes are publicly traded, the issue price of such series of New Non-Convertible Notes would equal their stated principal amount.

Interest and Original Issue Discount

Because we have the option to make certain of the interest payments on the New Non-Convertible Notes in cash or PIK interest (the “PIK option”), for U.S. federal income tax purposes, none of the interest payments on the New Non-Convertible Notes will be “qualified stated interest” even if we never exercise the option. As a result, income inclusions on the New Non-Convertible Notes will be determined pursuant to the original issue discount (“OID”) rules, and a U.S. Holder will be required to include OID in gross income (as ordinary interest income) the sum of the “daily portions” of OID on such New Non-Convertible Note for all days during the taxable year that the U.S. Holder owns such New Non-Convertible Note, regardless of whether such holder uses the accrual method of accounting. The daily portions of OID are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be of any length and may vary in length over the term of the New Note; provided, that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. The amount of OID on a New Non-Convertible Note allocable to each accrual period is equal to the product of the “adjusted issue price” (as defined below) of the New Non-Convertible Note at the beginning of the accrual period and the yield to maturity of such New Non-Convertible Note (appropriately adjusted to reflect the length of that accrual period). The “adjusted issue price” of a New Non-Convertible Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID allocable to all prior accrual periods less any cash payments made on such New Non-Convertible Note prior to the beginning of the accrual period (other than any cash payments made in lieu of exercise of the PIK option, which will be treated as described below).

The yield to maturity of a New Non-Convertible Note is the discount rate that causes the present value, as of its issue date, of all payments to be made on a New Non-Convertible Note to equal the issue price of such New Non-Convertible Note. For these purposes, PIK interest that is mandatorily payable will be added to the principal amount and treated as paid at maturity. Under applicable Treasury Regulations, we will be deemed to exercise or not exercise the PIK option in a manner that minimizes the yield on the New Non-Convertible Notes. If the issue price of a New Non-Convertible Note is less than its principal amount, the yield will be reduced by the exercise of the PIK option and a U.S. Holder would thus calculate the yield to maturity based on the assumption that we will exercise the PIK option. In such case, if we in fact make a cash payment on a New Non-Convertible Note rather than exercise the PIK option (an “Unexpected Cash Payment”), then (i) the cash payment will be treated as a retirement of a pro rata portion of such New Non-Convertible Note, which will result in gain or loss to the U.S. Holder equal to the difference between the amount of such payment and the amount of the adjusted issue price allocable to the retired portion and treated as described below under “—Sale, Exchange or Other Taxable Disposition of the New Non-Convertible Notes,” (ii) the adjusted issue price of the remaining portion of such New Non-Convertible Note will be reduced by the amount of the adjusted issue price allocated to the retired portion (the “Prepayment AIP Reduction Amount”) and (iii) the U.S. Holder will compute further OID accruals using the previously determined yield and the recomputed adjusted issue price. If, on the other hand, the issue price of a New Non-Convertible Note is greater than or equal to its principal amount, the yield will be not reduced by the exercise of the PIK option and a U.S. Holder would thus calculate the yield to maturity on the assumption that we will pay cash interest. In such case, (i) if we in fact pay cash interest, such payment will be treated first as a payment of any accrued OID that has not been allocated to prior cash payments, and second as a non-taxable repayment of principal to the extent of any excess, and (ii) if, contrary to the assumption made, we exercise our PIK option, then, solely for purposes of calculating OID accruals, the New Non-Convertible Note will be deemed retired and then reissued for an amount equal to its adjusted issue price on the date of the payment of the PIK interest and a U.S. Holder would recalculate its yield to maturity and OID accruals going forward on such basis.

U.S. Holders should consult their tax advisors with regard to OID and the consequences of New Non-Convertible Notes being treated as issued with OID in their particular situations.

OID accrued by a U.S. Holder with respect to the New Non-Convertible Notes will constitute foreign-source income for U.S. federal income tax purposes, which may be relevant to a U.S. Holder in calculating its foreign tax credit limitation. If any foreign taxes were to be paid or withheld in respect of payments on the New Non-Convertible Notes, a U.S. Holder (1) generally would be required to include as ordinary income, in addition to the gross amount of interest income, any additional amounts payable in respect thereof and (2) may be eligible, subject to a number of complex limitations (including holding period and at risk requirements), for foreign tax credits. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale, Exchange or Other Taxable Disposition of the New Non-Convertible Notes

Upon a sale, exchange or other taxable disposition (including a retirement or redemption) of a New Non-Convertible Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the holder’s adjusted tax basis in the New Non-Convertible Note. A U.S. Holder’s adjusted tax basis in a New Non-Convertible Note will equal the issue price of the New Non-Convertible Note, increased by the amount of any OID included in income and decreased by any cash payments on such New Non-Convertible Note (other than any Unexpected Cash Payments) and by any Prepayment AIP Reduction Amounts with respect to such New Non-Convertible Note. Gain or loss, if any, will generally be U.S. source income for purposes of computing a U.S. Holder’s foreign tax credit limitation. For these purposes, the amount realized does not include any amount attributable to accrued qualified stated interest, which will be treated as described under “–Interest and Original Interest Discount” above. Any gain or loss recognized on the sale, exchange or other taxable disposition of a New Non-Convertible Note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or other taxable disposition, the New Non-

Convertible Note has been held for more than one year. Long-term capital gain recognized by non-corporate U.S. Holders is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Tax Treatment of Convertible Notes Received in the Tender Offers (and Common Shares Received Upon Conversion Thereof)

Tax Classification of the Convertible Notes

The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. We intend to take the position that the Convertible Notes are equity for U.S. federal income tax purposes (although there is no controlling authority directly on point). Our position is not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with such position. If the IRS were to successfully challenge the classification of the Convertible Notes as equity, the timing and character of income, gain and loss recognized by a U.S. Holder could differ from the description herein. In particular, a U.S. Holder could be required to accrue OID with respect to the Convertible Notes regardless of its method of accounting. U.S. Holders should consult their own tax advisors regarding the tax consequences that will arise if the Convertible Notes are not treated as equity for U.S. federal income tax purposes. The remainder of this discussion assumes that the Convertible Notes will be treated as equity for U.S. federal income tax purposes.

Taxation of Distributions on the Convertible Notes (and Common Shares Received Upon Conversion Thereof)

Subject to the PFIC rules discussed below:

Although there is uncertainty with respect to the tax treatment of the Convertible Notes and the Convertible Notes PIK Interest, we intend to take the position that the Convertible Notes will be treated as preferred stock for U.S. federal income tax purposes (because the Convertible Notes are not expected to participate in corporate growth to a significant extent) and that the Convertible Notes PIK Interest will be treated as a taxable stock distribution. As a result, Convertible Notes PIK Interest, and, whether or not the Convertible Notes are treated as preferred or common stock, any cash distributions paid on the Convertible Notes or on common shares (together, “taxable distributions”), will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a taxable distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment to the extent of the U.S. Holder’s adjusted tax basis in the Convertible Notes or common shares (determined separately for each Convertible Note or common share), as applicable, and thereafter as capital gain from the sale of such Convertible Note or common share, as applicable. However, DGL0.5 does not maintain calculations of its earnings and profits under U.S. federal income tax principles and, therefore, a U.S. Holder should expect that the entire amount of a taxable distribution will generally be reported as dividend income to such U.S. Holder. Cash distributions will be includible in a U.S. Holder’s income upon receipt, while Convertible Note PIK Interest treated as a taxable distribution would be includible on the dividend payment date. The amount of the Convertible Notes PIK Interest would be deemed to be its fair market value on the dividend payment date. Dividends will be treated as foreign-source income and will generally not be eligible for the dividends-received deduction available to corporate U.S. Holders in certain circumstances. Because we are not a qualified foreign corporation, dividends will not be eligible for the reduced tax rates generally available to non-corporate U.S. Holders on “qualified dividend income” (as defined in the Code).

Because Convertible Notes PIK Interest would not give rise to any cash from which any applicable withholding tax could be satisfied, assuming the Convertible Notes PIK Interest will be treated as a taxable distribution and an applicable withholding agent were required to withhold backup withholding on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), the applicable withholding agent may withhold such taxes from such shares of Convertible Notes or common shares or from other assets of, or current or subsequent payments of cash to, such U.S. Holder that are in the custody of such applicable withholding agent.

Alternatively, it is possible that the Convertible Notes will not be treated as preferred stock for U.S. federal income tax purposes (because the Convertible Notes are treated as participating in corporate growth to a significant extent). In that case, the Convertible Notes PIK Interest would be treated as a non-taxable stock distribution, and a U.S. Holder would recognize no income in respect thereof. In such case, the U.S. Holder would allocate its tax basis pro rata amongst its previously held Convertible Notes and the new Convertible Notes received as Convertible

Notes PIK Interest and the holding period of the new Convertible Notes would include the holding period of the previously held Convertible Notes. U.S. Holders should consult with their tax advisors as to the consequences to them of the treatment of the Convertible Notes as preferred or common stock.

Effect of Adjustments to Conversion Rate on Convertible Notes

The conversion rate of our Convertible Notes is subject to adjustment under specified circumstances. In such circumstances, a U.S. Holder that holds our Convertible Notes may be deemed to have received a constructive taxable distribution if and to the extent that the adjustment has the effect of increasing the U.S. Holder’s proportionate interest in our assets or earnings and profits. In addition, the failure to make certain adjustments on the Convertible Notes may cause a U.S. Holder of our common stock to be deemed to have received a constructive taxable distribution from us, even though the U.S. Holder has not received any cash or property as a result of such adjustments.

Such U.S. Holders would be subject to the rules discussed above under “—Taxation of Distributions.” Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Convertible Notes generally will not be deemed to result in a constructive taxable distribution. Certain of the possible adjustments will not qualify as being made pursuant to a bona fide reasonable adjustment formula.

If an adjustment that does not qualify as being pursuant to a bona fide reasonable adjustment formula is made, a U.S. Holder of Convertible Notes or common shares may be deemed to have received a constructive taxable distribution from us, even though such U.S. Holder has not received any cash or property as a result of such adjustment. The tax consequences of the receipt of a constructive distribution from us are generally the same as those described above under “—Taxation of Distributions.” Because constructive taxable distributions deemed received by a U.S. Holder would not give rise to any cash from which any applicable withholding could be satisfied, if the applicable withholding agent were required to withhold backup withholding on behalf of a U.S. Holder (because the U.S. Holder failed to establish an exemption from backup withholding) the applicable withholding agent may, withhold such taxes from payments of cash, common shares or Convertible Notes payable to the U.S. Holder or from other assets that are in the custody of the applicable withholding agent.

Sale or Other Taxable Disposition of Convertible Notes or Common Shares

Subject to the PFIC rules discussed below:

Upon the sale, exchange or the other taxable disposition of shares of Convertible Notes (other than pursuant to a conversion or certain redemptions described below) or common shares, a U.S. Holder generally will recognize taxable gain or loss equal to the difference, if any, between the amount realized on such disposition and the holder’s adjusted tax basis in such Convertible Notes or shares so disposed (determined separately for each share). Gain or loss recognized on the sale or other disposition generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale or other disposition the Convertible Notes or the common stock sold or exchanged has been held for more than one year. For non-corporate taxpayers, long-term capital gains are generally eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations.

Redemption of Convertible Notes

Subject to the PFIC rules discussed below:

The tax treatment of a redemption of the Convertible Notes depends on whether the redemption is “essentially equivalent to a dividend” or effects a “complete termination” with respect to the U.S. Holder’s interest in our stock. If a U.S. Holder owns none or only an insubstantial amount of our voting stock (actually or constructively, based on certain attribution rules), and does not exercise any control or management over our affairs, it is likely that the gain recognized from a redemption would be considered “not essentially equivalent to a dividend." If the redemption is treated as “essentially equivalent to a dividend,” and does not result in a “complete termination” of the U.S. Holder’s interest in our stock (Convertible Notes and common shares), it will be taxed in the same manner as a taxable distribution as described above under “—Taxation of Distributions.”

If the redemption is “not essentially equivalent to a dividend” or is a “complete termination” with respect to the U.S. Holder, the U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount realized

(excluding any amount that is treated as a taxable distribution pursuant to the following sentences) and such holder’s tax basis in the Convertible Notes. This gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Convertible Notes for more than one year at the time of such redemption. To the extent Convertible Note PIK Interest is treated as a taxable distribution (as discussed under “—Taxation of Distributions”), any cash received in respect of accrued and unpaid Convertible Note PIK Interest that has not been included in income will be taxable as a distribution as described above under “—Taxation of Distributions.”

Conversion of Convertible Notes into Common Stock

A U.S. Holder generally will not recognize gain or loss upon the conversion of our Convertible Notes into our common shares. Except as discussed in the last sentence of this paragraph, a U.S. Holder’s basis in common shares received upon conversion of the Convertible Notes will equal the basis of the converted shares of Convertible Notes, and the holding period of such common shares will include the holding period of the converted shares of Convertible Notes.

In the event a U.S. Holder’s Convertible Notes is converted pursuant to certain transactions (including our consolidation or merger into another person), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. U.S. Holders should consult their own tax advisors to determine the specific tax treatment of a conversion under such circumstances.

Passive Foreign Investment Company Rules

We believe that the issuer of the Convertible Notes will not be a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for the current taxable year and we do not expect the issuer to become one for the foreseeable future. In general, a foreign corporation is a PFIC for any taxable year if: (i) 75% or more of its gross income consists of “passive income” (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash, even if held as working capital). For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Because PFIC status depends on the composition of a company’s and its subsidiaries’ income and assets and the market value of its assets from time to time, there can be no assurance that the issuer will not be a PFIC for the current taxable year or any future taxable year.

If the issuer of the Convertible Notes were a PFIC for any taxable year (or portion thereof) during which a U.S. Holder held such stock, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Convertible Notes or common shares received upon conversion thereof would be allocated ratably over the U.S. Holder’s holding period for the Convertible Notes and related common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any taxable distributions received by a U.S. Holder in any year on its Convertible Notes or common shares received upon conversion thereof exceeded 125% of the average of the annual taxable distributions on such Convertible Notes or common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such taxable distributions would be subject to taxation in the same manner as gain, described immediately above. Certain elections (such as a mark-to-market election) may be available that would result in alternative treatments of the Convertible Notes and related common shares. One such election (a “qualified electing fund” or “QEF” election) is expected to be unavailable to holders. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments of stated interest or distributions on the New Notes or common shares, accruals of OID and the proceeds from a sale or other disposition (including a retirement or redemption) of the New Notes or common shares. A U.S. Holder may be subject to backup withholding on payments of these amounts if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Section 6038B

If the exchange of an Existing Note for a Convertible Note is treated as part of a transaction governed by Section 351 of the Code (as described above under “Tax Consequences of the Tender Offers”), even if, as described above, a U.S. Holder recognizes all gain or loss, the U.S. Holder generally will be required to report to the IRS certain information with respect to the transaction on IRS Form 926 under Section 6038B of the Code. U.S. Holders should consult with their own tax advisors with respect to such reporting requirements and the substantial penalties for non-compliance.

Section 6038D

Section 6038D of the Code generally requires U.S. individuals (and certain entities) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but would also, unless held in accounts maintained by a U.S. financial institution, include the New Notes. If a U.S. Holder does not file a required IRS Form 8938, such holder may be subject to substantial penalties and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such form is filed. U.S. Holders should discuss these reporting obligations, and the substantial penalties for non-compliance, with their own tax advisors.

Tax Consequences to U.S. Holders Who Do Not Participate in the Tender Offers

The U.S. federal income tax consequences to a non-tendering U.S. Holder as a result of the adoption of the Proposed Amendments and Waivers will depend on whether or not, under applicable Treasury regulations, the adoption of the Proposed Amendments and Waivers result in a significant modification of the Existing Notes (as described above under “–Tax Consequences to U.S. Holders Who Participate in the Tender Offers”). While the matter is uncertain, we intend to take the position that the adoption of the Proposed Amendments and Waivers will not result in a significant modification of the Existing Notes. Based on such position, the Tender Offers and the adoption of the Proposed Amendments and Waivers will not be a taxable event to a non-tendering U.S. Holder, and such U.S. Holder will have the same adjusted tax basis, holding period and market discount (if any) in the Existing Notes as such holder had immediately prior to the Tender Offers. There can be no assurance, however, that the IRS would not take a contrary position or that a court would not agree with such contrary position. If the adoption of the Proposed Amendments and Waivers were treated as a significant modification, the U.S. federal income tax consequences relating thereto would include the potential recognition of taxable gain or (subject to the possible application of the wash sale rules) loss to non-tendering U.S. Holders, as described above under “–Tax Consequences to U.S. Holders Who Participate in the Tender Offers.”

The Existing Notes not tendered under the Tender Offers will have a separate CUSIP number from, and will not be fungible for U.S. federal income tax purposes with, the New Notes issued in the Tender Offers.

Transfer Restrictions

None of the New Notes nor any common shares issuable upon conversion of the Convertible Notes (collectively, the “New Securities”) have been registered under the U.S. Securities Act, and none of them may be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in accordance with an applicable exemption from the registration requirements thereof. Accordingly, the New Securities are being offered and sold only (1) to “qualified institutional buyers” under Rule 144A under the U.S. Securities Act and (2) outside the United States to non-U.S. persons in reliance upon Regulation S under the U.S. Securities Act.

Each Eligible Holder that submits a letter of transmittal, or agrees to the terms of a letter of transmittal by transmitting an agent’s message through ATOP, will be deemed to have acknowledged, represented to and agreed with us and the Dealer Manager as follows:

1.	The New Securities are being offered for exchange in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act. The New Securities have not been registered under the U.S. Securities Act or any U.S. securities laws and they are being offered for resale in transactions not requiring registration under the U.S. Securities Act. The New Securities may not be reoffered, resold, pledged or otherwise transferred except:

a.	to a person whom the holder reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

b.	in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S;

c.	pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder (if available);

d.	solely with respect to any New Notes, to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act) that, prior to such transfer, furnishes the trustee with a signed letter containing certain representations and agreements relating to the transfer of the New Notes and, if such transfer is in respect of an aggregate principal amount of notes less than $250,000, an opinion of counsel acceptable to us, if we so request, that the transfer is in compliance with the Securities Act;

e.	in accordance with another exemption from the registration requirements of the U.S. Securities Act (and based upon an opinion of counsel acceptable to us, if we so request);

f.	to us; or

g.	pursuant to an effective registration statement under the U.S. Securities Act, and, in each case, in accordance with all applicable U.S. state securities laws.

Each Eligible Holder will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth in the preceding sentence. No representation is being made as to the availability of the exemption provided by Rule 144 for resales of the New Securities.

2.	It is not an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) and it is not acting on our behalf and it is either:

a.	a “qualified institutional buyer” within the meaning of Rule 144A promulgated under the U.S. Securities Act and is aware that any sale of securities to it will be made in reliance on Rule 144A and such acquisition will be for its own account or for the account of another qualified institutional buyer; or

b.	a person that, at the time the buy order for the securities was originated, was outside the United States and was not a U.S. person (and was not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S under the Securities Act.

3.	It is relying on the information contained in this offering memorandum in making its investment decision with respect to the New Securities. It acknowledges that no representation or warranty is made by the Dealer Manager as to the accuracy or completeness of such materials. It further acknowledges that neither we, the Dealer Manager nor any person representing us or the Dealer Manager have made any representation to it with respect to us or the exchange of any notes other than the information contained in this offering memorandum. It has had access to such financial and other information concerning us and the New Securities as it has deemed necessary in connection with its decision to participate in the Tender Offers for any of the New Securities, including any opportunity to ask questions of and request information from us and the Dealer Manager.

4.	Each holder understands that, until registered under the U.S. Securities Act, the New Securities will bear a legend to the following effect unless otherwise agreed by us and the holder thereof:

“THIS SECURITY (OR ITS PREDECESSOR) HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT AS SET FORTH IN THE NEXT SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER:

(1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) (A “QIB”), OR (B) IT IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT;

(2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUER OR ANY OF ITS SUBSIDIARIES, (B) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QIB PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (C) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (D) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT) THAT, PRIOR TO SUCH TRANSFER, FURNISHES THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE TRANSFER OF THIS SECURITY (THE FORM OF WHICH CAN BE OBTAINED FROM THE TRUSTEE) AND, IF SUCH TRANSFER IS IN RESPECT OF AN AGGREGATE PRINCIPAL AMOUNT OF SECURITIES LESS THAN $250,000, AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER, IF THE ISSUER SO REQUESTS, THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE U.S. SECURITIES ACT, (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER), OR (G) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION; AND

(3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY OR AN INTEREST HEREIN IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION” AND “UNITED STATES” HAVE THE MEANINGS GIVEN TO THEM BY RULE 902 OF REGULATION S UNDER THE U.S. SECURITIES ACT. THE INDENTURE GOVERNING THIS SECURITY CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS SECURITY IN VIOLATION OF THE FOREGOING.”

5.	Either (i) the holder is not acquiring or holding the New Securities or any interest therein with the assets of (A) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is subject to Title I of ERISA, (B) a

“plan” that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (C) any entity deemed under ERISA to hold “plan assets” of any of the foregoing by reason of an employee benefit plan’s or plan’s investment in such entity, or (D) a governmental plan, church plan or non-U.S. plan subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to the foregoing provisions of ERISA or the Code (“Similar Law”); or (ii) the acquisition and holding of the New Securities or any interest therein (and the exchange of Existing Notes for New Securities) by the holder will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Law, and none of Digicel Group Two Limited, Digicel Group One Limited, DGL0.5, the Dealer Manager nor any of their respective affiliates has acted as the fiduciary of the holder in connection with the acquisition and holding of the New Securities (or the exchange of the Existing Notes for New Securities).

Service of Process and Enforcement of Judgments

The majority of our directors and officers and certain other persons referred to in this offering memorandum reside outside the United States in European member states including Ireland. Our business is based outside the United States, and a substantial portion of our assets, and all or a significant portion of the assets of our directors and officers, are located outside the United States in jurisdictions such as Ireland, Papua New Guinea, Jamaica and Haiti. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

Bermuda

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against DGL0.5, DGL1 or DGL2 or their respective directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over the relevant company or its directors and officers, as determined by reference to Bermuda conflict of law rules and the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud in proceedings contrary to natural justice and is not based on an error in Bermuda law. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against DGL0.5, DGL1 or DGL2 or their respective directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on the relevant company or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. However, section 281 of the Bermuda Companies Act allows a Bermuda court, in certain circumstances, to relieve officers and directors of Bermuda companies of liability for acts of negligence, breach of duty or trust or other defaults.

Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers and independent accountants against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and independent accountants against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Bermuda Companies Act.

DGL1 and DGL2’s bye-laws provide, and DGL0.5’s bye-laws will provide, that they shall indemnify their respective officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that they shall advance funds to their respective officers and directors for expenses incurred in their defense on condition to repay the funds if any allegation of fraud or dishonesty is proved. DGL1 and DGL2’s bye-laws provide, and DGL0.5’s bye-laws will provide, that their respective shareholders waive all claims or rights of action that they might have, individually or in right of the respective company, against any of their respective directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits a company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. DGL1 and DGL2 have purchased, and DGL0.5 will purchase, and maintain a directors’ and officers’ liability policy for such a purpose.

Ireland

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The Irish courts will not directly enforce a foreign judgment. Instead the judgment must be recognized before it can be enforced, which is done by obtaining an Irish judgment on foot of the United States judgment. The following requirements must be met before a foreign judgment will be deemed to be recognizable and enforceable in Ireland:

·	the judgment must be for a debt or definite sum;

·	the judgment must be final and conclusive; and

·	the judgment must be provided by a court of competent jurisdiction.

The Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violates Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment. Irish courts have no jurisdiction to enforce directly or indirectly the penal revenue or other public laws of a foreign state. There is, therefore, some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

Papua New Guinea

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Papua New Guinea. However, judgments of superior courts of the United States can be registered in Papua New Guinea under the Reciprocal Enforcement of Judgements Act 1976 (“REJA”), and can thereafter be enforced in the same manner as local judgments. It is not uncommon for foreign judgments to be registered under the REJA and enforced.

Proceedings for registering a foreign judgment under the REJA are commenced by originating summons, joining the judgment creditor as plaintiff and the judgment debtor as defendant. A short form of court application document is prepared along with an affidavit: (a) attesting to the foreign judgment (but not the underlying case); and (b) attaching a certified copy of the foreign superior court judgment. The application would be brought before the Papua New Guinea National Court in open session (usually within a several weeks from the time of filing) and is normally granted. Once the foreign judgment is registered under the REJA, the enforcement tools available include the appointment of a sheriff, writs for levy of property, winding up, bankruptcy and garnishee proceedings.

A judgment debtor may oppose the registration of a foreign judgment. It does this by way of a Notice of Motion, and the court may, on motion by the judgment debtor, make an order, on terms, to set aside the registration. Registration of a judgment can be set aside where the court is satisfied that:

·	the judgment is not a judgment to which the REJA applies or was registered in contravention of the REJA;

·	the courts of the country of the original court had no jurisdiction in the circumstances of the case (in practice, the judgment debtor needs to have submitted to the jurisdiction of the foreign court); and

·	the judgment debtor, being the defendant in the proceedings in the original court, did not (notwithstanding that the process may have been duly served on him in accordance with the law of the country of the original court) receive notice of those proceedings in sufficient time to enable him to defend the proceedings and did not appear.

The Papua New Guinean court will also exercise its right to set aside registration of judgment if the foreign judgment was obtained by fraud, if the judgment violates Papua New Guinean public policy, or if the rights under the judgment are not vested in the person by whom the application for registration was made. Registration can also be set aside where the applicant satisfies the court that an appeal is pending or the applicant is entitled to, and intends to, appeal.

Jamaica

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Jamaica. There is no treaty between Jamaica and the United States providing for the reciprocal enforcement of foreign judgments.

To enforce a foreign judgment in Jamaica from a jurisdiction (country) with whom Jamaica has no reciprocal enforcement of judgment arrangements a suit has to be brought in Jamaica claiming the amount under the judgment as a debt where the foreign judgment would be evidence of the debt. The suit claiming the debt based on a foreign judgment, can be defended and those legal issues arising on a defense would be determined by a Jamaican court.

The Jamaican court may exercise its right to refuse judgment in some situations including if the foreign judgment was obtained by fraud, if the judgment violates Jamaican public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment. To the extent that such a suit can be defended, there is a level of uncertainty concerning the issue of whether the courts of Jamaica would recognize or enforce a judgment of a U.S. court obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws. A Jamaican court however, will not hear actions against us or our directors or officers based on U.S. federal or state securities laws.

Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Jamaica.

Haiti

A judgment based on civil liability rendered by a court in the United States would not be automatically enforceable in Haiti.

As a general rule, foreign judgments rendered by foreign courts of law are only enforceable in Haiti if there is a treaty between Haiti and the country in which the foreign judgment originates, providing for the recognition and enforcement of foreign judgments. There is currently no treaty between Haiti and the United States providing for the reciprocal recognition and enforcement of foreign court judgments. Furthermore, Haitian courts will have no jurisdiction to enforce directly or indirectly the penal or other public law of a foreign state.

A Haitian court can, however, impose civil liability on a Haitian guarantor or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Haitian law in a suit filed in Haitian court. There are limited instances under Haitian law where a piercing of the corporate veil can occur, holding directors personally liable for actions which they cause the company to take. These tend to be in the instance of egregious acts by a company’s directors or chief operating officer(s) (directeur général).

Even if a party to a US-based judgment had submitted itself to the jurisdiction of a U.S. court, enforcement of a judgment against it will not be obtained in Haiti as the exequatur will not be granted by a Haitian court. Note that the request for the exequatur has to be presented by the foreign judge through the Foreign Affairs Ministry of Haiti.

The presentation of a foreign judgment as a debt instrument (or as proof of a foreign debt) and the filing of a suit under Haitian law on that basis is also highly unlikely to succeed. Due to the rules governing the granting of an exequatur, which establishes the formal procedures for the recognition of a foreign court judgment to begin with, such recognition of the foreign court’s judgment as a debt obligation is highly unlikely. The exequatur procedures under Article 502 of the Civil Procedure Code will likely be deemed of public order, and even a contractual agreement by the local debtor recognizing any foreign judgment against it as a form a debt will very likely be deemed unenforceable as it would result in the violation of exequatur rules and procedures which maintain the public order.

The disclosure in this section is not based on the opinion of any counsel.

Certain Insolvency Law and Local Law Limitations

The validity and enforceability of the New Notes will be subject to certain limitations on enforcement and may be limited under applicable law or subject to certain defenses that may limit their validity and enforceability. The following is a non-exhaustive summary description of certain limitations on the validity and enforceability of the New Notes and a summary of certain insolvency considerations in Bermuda. The descriptions below are only a summary and do not purport to be complete or to discuss all of the limitations or considerations that may affect the validity and enforceability of the New Notes. See “Service of Process and Enforcement of Judgments”.

Bermuda

We are a Bermuda company and subject to Bermuda laws. Bermuda is a self-governing overseas territory of the United Kingdom. Bermuda’s legal system is based upon the English legal system. Bermuda has its own legislature, which enacts legislation for Bermuda. In addition, certain U.K. legislation is extended to Bermuda by the U.K. legislature and is effective in Bermuda.

Where issues of common law in Bermuda have not been expressly considered by the Bermuda courts, the Bermuda courts often find assistance in the consideration of such issues in reasoned judgments of the English courts, as well as the courts of other common law jurisdictions, where appropriate. Their persuasiveness depends on the strength of the judicial reasoning and the standing of the judge who issued the decision. The Judicial Committee of the Privy Council sitting in London is the highest appellate court for Bermuda and decisions of that Committee are formally binding upon Bermuda courts.

Bermuda’s insolvency regime is generally premised upon the concept of pari passu distribution of assets amongst the creditors of the insolvent company. An insolvent Bermuda company may be the subject in Bermuda of liquidation proceedings. In the context of insolvency, the other proceedings that may be used in Bermuda are a scheme of arrangement or receivership, but these are not exclusive to insolvency.

There are two types of insolvent liquidations in Bermuda: voluntary and compulsory. The former is usually referred to as a “creditors voluntary,” commenced by the company itself, while the latter is commenced by way of a petition presented to the Supreme Court of Bermuda by the company, its creditors or shareholders, upon which the court is asked to make a winding-up order. There are a number of circumstances provided for in Section 161 of the Companies Act 1981 of Bermuda in which a Bermuda company may be wound up by the court, the most common of which is when the company is unable to pay its debts.

In the case of the company’s inability to pay its debts, the petition can be presented by either the company or a creditor or a shareholder of the company. For this purpose, “creditor” includes a contingent or prospective creditor. Pursuant to the Companies Act 1981 of Bermuda, a company will be deemed to be unable to pay its debts if:

(a)   a creditor, by assignment or otherwise, to whom the company is indebted in a sum exceeding five hundred dollars then due, has served on the company, by leaving it at the registered office of the company, a demand requiring the company to pay the sum so due and the company has for three weeks thereafter neglected to pay the sum or to secure or compound for it to the reasonable satisfaction of the creditor;

(b)    the execution or other process issued on a judgment, decree or order of any court in favor of a creditor of the company is returned unsatisfied in whole or in part; or

(c)    it is proved to the satisfaction of the Supreme Court of Bermuda that the company is unable to pay its debts. In determining whether a company is unable to pay its debts, the court will take into account the contingent and prospective liabilities of the company.

Upon the appointment of a liquidator, the rights and duties of the directors of an insolvent Bermuda company will, subject to any order of the Supreme Court of Bermuda to the contrary, cease. The liquidator is required to collect in the assets and after payment of secured creditors distribute them pari passu amongst unsecured creditors.

There are no bankruptcy treaties in force under the laws of Bermuda.

Under Bermuda law, certain transactions may be set aside or otherwise be varied or amended by order of a Bermuda court when an insolvent Bermuda company goes into liquidation. This occurs where an impugned transaction is a fraudulent preference or a transaction that constitutes a fraud on creditors or, under certain circumstances, a floating charge.

Section 237 of the Companies Act 1981 of Bermuda provides that certain transactions, including payments to creditors, within six months prior to the commencement of liquidation may be held invalid if the transactions were made with the dominant intention of preferring those creditors over others.

Under section 36C of the Conveyancing Act 1983 of Bermuda, certain dispositions of a Bermuda company’s property are voidable (i) if the disposition was a disposition the dominant purpose of which is to put the property which is the subject of that disposition beyond the reach of a person or a class of persons who is making, or may at some time make, a claim against him; and (ii) where the person seeking to void the disposition was, on the date of the disposition, not a person to whom an obligation was owed by the transferor or they were a person whom the Supreme Court of Bermuda is satisfied was a person who, on the date of disposition, was reasonably foreseeable by the transferor as a person to whom an obligation might become owed by the transferor. A creditor to whom the company owes an obligation at the time of or within two years from the date of the transaction must commence proceedings within six years of the later of (a) the date of the transaction or (b) the date upon which the obligation became owed; a creditor to whom a company owes a contingent liability at the time of the transaction, and the contingency giving rise to the company’s obligation to the creditor has since occurred, such creditor must commence proceedings within six years of the date of the transaction; and a creditor to whom a company owes an obligation in consequence of a claim where the cause of action accrued prior to or within two years of the transaction, such creditor must commence proceedings within six years from the later of (a) the date of the transaction or (b) the date upon which the cause of action accrued.

Only transactions made at an undervalue are capable of being avoided under this section.

Under Section 166 of the Companies Act 1981 of Bermuda, any disposition of the property of a Bermuda company made after the commencement of a court-ordered winding-up is, unless the court orders otherwise, void. Any person that is knowingly party to the carrying on the business of a Bermuda company with intent to defraud creditors of the company or of any other person, or for any fraudulent purpose, may be personally liable for the debts or other liabilities of the company.

Any floating charge created within 12 months immediately preceding commencement of a winding-up shall, except to the amount of any cash paid to the company at the time of or after the creation of, and in consideration for, the charge, be invalid unless it is proved that the company was solvent immediately after the creation of the charge.

Set-off of debts is permissible upon the commencement of winding-up of an insolvent Bermuda company, but only in respect of mutual dealings subsisting at the commencement of winding-up. If there is a net balance after the set-off, such sums may be claimed in the liquidation.

Legal Matters

Certain matters will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York as to matters of New York and United States law, and by Conyers Dill & Pearman Limited, Hamilton, Bermuda, our special Bermuda counsel. Certain matters will be passed upon for the Dealer Manager by Cahill Gordon & Reindel LLP, New York, New York.

Independent Accountants

The financial statements of Digicel Group Limited and its subsidiaries as of March 31, 2019 and 2018, and for each of the three years in the period ended March 31, 2019 included in this offering memorandum have been audited by PricewaterhouseCoopers, independent accountants, as stated in their report appearing herein. The address of PricewaterhouseCoopers is Scotiabank Centre, Duke Street, Box 372, Kingston, Jamaica.

Digicel Group Limited

Unaudited Interim Financial Statements

30 September 2019

Digicel Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Loss

Six months ended 30 September 2019 and 30 September 2018

(expressed in United States dollars unless otherwise indicated)

	Note	Six months ended 30 September 2019 $’000	Six months ended 30 September 2018 $’000
Revenue	4	1,141,452	1,151,584
Operating Costs and Expenses:
Direct operating and subscriber acquisition costs	7	(261,496)	(280,816)
Other operating expenses	7	(254,740)	(247,272)
Staff costs	8	(140,956)	(144,739)
Other income	10	-	35,501
Other gains/(losses)	14	282	(1,764)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	11,12	(243,651)	(223,464)
Operating Profit		240,891	289,030
Finance income	5	1,179	760
Finance costs	5	(312,889)	(261,527)
Share of loss of associates	13	(6,174)	(8,874)
Impairment of loans to associate	13	(26,026)	(10,971)
(Loss) / Profit before Taxation		(103,019)	8,418
Taxation	9	(53,260)	(44,373)
Net Loss		(156,279)	(35,955)
Other Comprehensive Loss:
Item that may subsequently be reclassified to profit or loss
Exchange differences on translating foreign operations		(77,851)	(61,414)
Item that will not subsequently be reclassified to profit or loss
Re-measurements of post-employment benefit obligations		2	-
Total Comprehensive Loss		(234,128)	(97,369)
Net Loss attributable to:
Owners of the parent		(160,940)	(41,771)
Non-controlling interests		4,661	5,816
		(156,279)	(35,955)
Total Comprehensive Loss attributable to:
Owners of the parent		(238,789)	(103,185)
Non-controlling interests		4,661	5,816
		(234,128)	(97,369)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Unaudited Condensed Consolidated Balance Sheets

As at 30 September 2019 and 31 March 2019

(expressed in United States dollars unless otherwise indicated)

	Note	30 September 2019 $’000	31 March 2019 $’000
ASSETS
Non-Current Assets
Intangible assets	11	1,332,746	1,365,518
Property, plant and equipment	12	2,123,723	1,875,095
Investments in associates	13	40,747	46,914
Other investments	14	19,866	19,577
Deferred taxation		66,147	57,711
Prepayments	15	78,130	76,467
		3,661,359	3,441,282
Current Assets
Accounts receivable and prepayments	16	458,225	452,111
Inventories		15,399	26,162
Restricted deposits	17	23,771	25,467
Cash and cash equivalents	17	183,357	281,332
		680,752	785,072
Total Assets		4,342,111	4,226,354

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

As at 30 September 2019 and 31 March 2019

(expressed in United States dollars unless otherwise indicated)

	Note	30 September 2019 $’000	31 March 2019 $’000
LIABILITIES AND DEFICIT
Non-Current Liabilities
Long term loans and leases	18	7,258,523	6,861,224
Deferred taxation		156,852	165,520
Provisions	19	106,653	100,874
Other long term liabilities	20	50,259	52,534
		7,572,287	7,180,152
Current Liabilities
Trade and other payables	21	666,979	734,670
Provisions	19	10,898	12,299
Taxation payable		57,462	62,783
Long term loans and leases- current portion	18	239,733	202,947
		975,072	1,012,699
Total Liabilities		8,547,359	8,192,851
Equity/(Deficit)
Capital and Reserves Attributable to Equity Holders of the Company
Share capital	22	194,801	194,801
Contributed capital		112,982	112,982
Foreign exchange translation reserve		(854,661)	(776,810)
Accumulated deficit		(3,714,324)	(3,553,386)
		(4,261,202)	(4,022,413)
Non-Controlling Interests		55,954	55,916
Total Deficit		(4,205,248)	(3,966,497)
Total Liabilities and Deficit		4,342,111	4,226,354
Approved for issue by the Board of Directors on 26 March 2020 and signed on its behalf by:

Denis O’Brien	Chairman	Jean-Yves Charlier	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Unaudited Condensed Consolidated Statements of Changes in Deficit

Six months ended 30 September 2019 and 30 September 2018

(expressed in United States dollars unless otherwise indicated)

	Attributable to equity holders of the Company
	Share Capital $’000	Contributed Capital $’000	Foreign Exchange Translation Reserve $’000	Accumulated Deficit $’000	Total $’000	Non-Controlling Interests $’000	Total Deficit $’000
Balance at 1 April 2018	194,801	112,982	(684,721)	(3,209,547)	(3,586,485)	44,379	(3,542,106)
Effect of adoption of new standards	-	-	-	(43,063)	(43,063)	(3,028)	(46,091)
As restated	194,801	112,982	(684,721)	(3,252,610)	(3,629,548)	41,351	(3,588,197)
Net loss for the period	-	-	-	(41,771)	(41,771)	5,816	(35,955)
Other comprehensive loss	-	-	(61,414)	-	(61,414)	-	(61,414)
Total comprehensive loss	-	-	(61,414)	(41,771)	(103,185)	5,816	(97,369)
Arising from disposal of subsidiary	-	-	(1,750)	-	(1,750)	10,291	8,541
Dividends to non-controlling interests	-	-	-	-	-	(813)	(813)
Balance at 30 September 2018	194,801	112,982	(747,885)	(3,294,381)	(3,734,483)	56,645	(3,677,838)

Balance at 1 April 2019	194,801	112,982	(776,810)	(3,553,386)	(4,022,413)	55,916	(3,966,497)
Net loss for the period	-	-	-	(160,940)	(160,940)	4,661	(156,279)
Other comprehensive (loss) / income	-	-	(77,851)	2	(77,849)	-	(77,849)
Total comprehensive (loss) / income	-	-	(854,661)	(160,938)	(238,789)	4,661	(234,128)
Dividends to non-controlling interests	-	-	-	-	-	(4,623)	(4,623)
Balance at 30 September 2019	194,801	112,982	(854,661)	(3,714,324)	(4,261,202)	55,954	(4,205,248)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

Six months ended 30 September 2019 and 30 September 2018

(expressed in United States dollars unless otherwise indicated)

	Note	Six months ended 30 September 2019 $’000	Six months ended 30 September 2018 $’000
Cash Flows from Operating Activities
Net loss		(156,279)	(35,955)
Adjustments for:
Depreciation	12	208,283	183,147
Amortisation of intangible assets	11	35,368	40,317
Share of loss of associates	13	6,174	8,874
Impairment of loans to associate	13	26,026	10,971
Fair value (gains)/losses on other investments	14	(282)	1,764
Interest income	5	(1,179)	(760)
Interest expense on bonds and term loans	5	262,238	235,463
Interest element of leases	5	20,837	-
Amortisation of debt discount and deferred financing fees	5	8,163	8,179
Other finance related expenses	5	9,480	7,208
Equity based compensation	8	-	8,316
Employee profit share scheme	8	847	541
Foreign exchange loss on loans	5	12,171	10,677
Income tax expense	9	53,260	44,373
Loss on disposal of subsidiaries	10	-	8,187
Insurance proceeds recognised	10	-	(18,688)
Gain on disposal of property, plant and equipment and intangible assets	7	(1,241)	(78,973)
Change in operating assets and liabilities:
Accounts receivable and prepayments		(7,777)	(19,762)
Inventories		10,763	3,425
Trade and other payables		(2,091)	196
Provisions		4,378	(926)
Cash generated from operations		489,139	416,574
Taxation paid		(82,194)	(85,932)
Interest paid		(244,264)	(156,804)
Interest received		1,179	760
Net cash provided by operating activities		163,860	174,598

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

Six months ended 30 September 2019 and 30 September 2018

(expressed in United States dollars unless otherwise indicated)

	Note	Six months ended 30 September 2019 $’000	Six months ended 30 September 2018 $’000
Net Cash From Operating Activities		163,860	174,598
Cash Flows from Investing Activities
Purchase of property, plant and equipment		(173,471)	(153,626)
Purchase of intangible assets		(13,241)	(11,670)
Proceeds from sale of property, plant and equipment		2,315	81,652
Proceeds from sale of investment		55	89
Proceeds from sale of subsidiaries, net of cash disposed		-	3,320
Proceeds from insurance		-	18,688
Acquisition of equity investment in associates	13	-	(1,816)
Loans to Digicel Holdings (Central America) Limited	13	(26,026)	(40,013)
Acquisition of other investments	14	(227)	-
Net cash used in investing activities		(210,595)	(103,376)
Cash Flows from Financing Activities
Long term loans received including revolver facility		5,000	73,832
Long term loans repaid		(12,058)	(6,979)
Capital element of leases		(15,660)	-
Financing fees paid during the period		(25,137)	(4,317)
Dividends paid to non-controlling interests		(4,882)	(1,464)
Deposits held in escrow and restricted accounts		2,943	(19,624)
Net cash (used in)/provided by financing activities		(49,794)	41,448
Net (decrease)/increase in cash and cash equivalents		(96,529)	112,670
Cash and cash equivalents at beginning of period		281,332	157,807
Effects of exchange rate changes on cash and cash equivalents		(1,446)	(216)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		183,357	270,261

Supplemental disclosure of non-cash investing and financing activities:
Payables for additions to property, plant and equipment		104,931	141,895

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

1.	Identification and Activities

Digicel Group Limited (“DGL” or “the Company”), a limited liability company incorporated in Bermuda on 5 February 2007 and its subsidiaries (together “the Group” or “Digicel”), provide communications services including mobile telephony, business solutions, fixed broadband/pay-TV and other related products and services in the Caribbean, South Pacific and Central America. As at 30 September 2019, Digicel has operations in Jamaica, Barbados, St. Lucia, St. Vincent and the Grenadines, Grenada, Aruba, Bonaire, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla, Montserrat, Papua New Guinea, Vanuatu, Samoa, Nauru, Fiji and Tonga.. The Company has its registered office at 2 Church St, Hamilton, Bermuda, HM CX. The Group’s headquarters is located at 14 Ocean Boulevard, Kingston, Jamaica.

The controlling shareholder is Mr. Denis O’Brien.

The financial statements were authorised for issue by the Directors on 6 March 2020. The Directors have the power to amend and reissue the financial statements.

2.	Summary of Significant Accounting Policies

Basis of preparation

The condensed consolidated financial statements of the Group are unaudited. They are presented in United States Dollars and have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). As such, certain information and disclosures normally included in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS have been condensed or omitted. In the opinion of management, the condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. The condensed consolidated financial statements should be read in conjunction with the audited annual financial statements as of 31 March 2019 which have been prepared in accordance with IFRS as issued by the IASB.

The Group’s total liabilities exceeded its total assets as at 30 September 2019. However, the Group reported operating profit in the period of $241 million and generated net cash from operating activities of $164 million.

The Group has prepared a cash flow forecast which indicates that, in order to meet its obligations over the next twelve months, the Group will need additional funding to supplement cash balances and cash generated from operations. The Group is considering multiple funding alternatives, including inter alia debt refinancing and additional equity financing. While the Group has been successful in raising financing in the past, there can be no assurance that it will be able to do so in the future either on a timely basis or on terms acceptable to the Group. The present uncertain market conditions may, among other reasons, adversely impact the Group's ability to secure funding.

In the event the Group is unable to successfully generate sufficient funds from above, during or before, the end of quarter ending 30 September 2020, the Group may not have sufficient cash flows and liquidity to finance its business operations as currently structured. The Group's consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended 31 March 2019, except for the estimation of income tax (see Note 9) and the adoption of a new standard as set out below.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards

Certain new standards, interpretations and amendments to existing standards have been published that became effective during the current financial period. The Group has assessed the relevance of all such new interpretations and amendments, and has adopted the following, which are relevant to its operations.

IFRS 16, ‘Leases’, (effective for annual periods beginning on or after 1 January 2019). IFRS 16 replaces IAS 17, “Leases” and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the lessee. IFRS 16 removes the classification of leases as either operating leases or finance leases, for lessees, as is required by IAS 17 and, instead introduces a single accounting model.

a)	Adjustments recognised on adoption of IFRS 16

On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 April 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 April 2019 was 10.5%.

The difference between operating lease commitments disclosed as at 31 March 2019 when applying IAS 17 to the lease liabilities recognised as at 1 April 2019 is mainly due to discounting using the incremental borrowing rate at the date of initial application.

The associated right-of-use for the leased assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 March 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

·	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

·	reliance on previous assessments on whether leases are onerous;

·	the accounting for operating leases with a remaining lease term of less than 12 months as at 31 March 2019 as short-term leases;

·	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

·	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards (continued)

b)	Group leasing activities and how these are accounted for

The Group leases various sites, towers, colocations in towers, offices, warehouses, retail stores, equipment and cars. Rental contracts are typically made for fixed periods of 3 to 15 years but may have extension options as described in (ii) below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes. Until the 2019 financial year, leases of property, plant and equipment were classified as operating leases.

Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease. From 1 April 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

·	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

·	variable lease payment that are based on an index or a rate; and

·	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

·	the amount of the initial measurement of lease liability;

·	any lease payments made at or before the commencement date less any lease incentives received; and

·	any initial direct costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Extension and termination options are included in a number of property and equipment leases across the Group. These terms are used to maximise operational flexibility in terms of managing contracts.

The impact of applying the above standard on the opening balance sheet at 1 April 2019 is summarised in the table below.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards (continued)

	As previously reported $’000	Impact of IFRS 16 $’000	As restated $’000
ASSETS
Non-Current Assets
Property, plant and equipment	1,875,095	380,651	2,255,746
LIABILITIES AND EQUITY
Non-Current Liabilities
Long term loans and leases	6,861,224	354,047	7,215,271
Current Liabilities
Long term loans and leases (current)	202,947	26,604	229,551
Deficit
Total deficit	(3,966,497)	-	(3,966,497)

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards

The other amendments and interpretation listed below did not have any impact on the Group’s accounting policies and did not require retrospective adjustments:

·	Annual improvements 2015-2017

·	Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’

·	IFRIC 23, ‘Uncertainty over income tax treatments’

The following amendments to standards, which are not expected to materially affect the Group, will be effective:

From 1 April 2020 for the Group:

·	Amendments to IFRS 3 – definition of a business

·	Amendments to IAS 1 and IAS 8 on the definition of material

·	Amendments to the Conceptual Framework

From 1 April 2022 for the Group:

·	Amendments to IAS 1 – classification of liabilities as current or non-current

There are no other significant changes to standards effective 1 April 2019.

3.	Segment Reporting

Management has determined the operating segments based on the reports reviewed by the CODM (the Board of Directors) that are used to make strategic decisions. The Board of Directors assess the performance of the operating segments based on segment results. The Group defines segment results to be net profit/(loss) plus: finance costs, net foreign exchange (gain)/loss, impairment loss from associates, taxation, (gain)/loss on disposal of assets, depreciation and amortisation, compensation expenses relating to share options and other non-recurring non-operating income or expense. Segment results are used by the Board and management as a measure of profitability.

Capital expenditure comprises cash additions to property, plant and equipment and intangible assets, excluding additions resulting from business combinations.

East Caribbean and French West Indies were aggregated based on similar economic characteristics including products and services, customers and regulatory environment.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

3.	Segment Reporting (Continued)

Six months ended 30 September 2019	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	171,781	137,220	177,991	133,352	75,321	38,853	46,929	44,195	36,846	290,101	-	1,152,589
Inter-segment revenue	-	(1,670)	(539)	-	-	-	-	-	-	(8,928)	-	(11,137)
External revenue	171,781	135,550	177,452	133,352	75,321	38,853	46,929	44,195	36,846	281,173	-	1,141,452
Segment result	81,972	63,095	89,951	67,965	24,224	10,384	15,523	27,411	15,275	122,830	(25,548)	493,082
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets												(243,651)
Other non-operational expenses												(8,540)
Operating profit												240,891
Finance income												1,179
Finance costs												(312,889)
Share of loss of associates												(6,174)
Impairment of loans to associate												(26,026)
Loss before taxation												(103,019)
Taxation												(53,260)
Net loss												(156,279)
Cash and cash equivalents	37,643	12,405	4,235	4,276	2,197	828	2,802	2,660	2,800	44,918	68,593	183,357
Other current assets												497,395
Non-current assets												3,661,359
Total assets												4,342,111
Capital expenditure	11,366	20,537	24,620	16,543	10,101	5,494	3,581	1,148	11,636	81,686	-	186,712
Depreciation and amortisation	30,319	25,792	46,600	31,788	12,742	13,388	8,932	4,360	4,770	64,960	-	243,651

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

3.	Segment Reporting (Continued)

Six months ended 30 September 2018	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	163,095	160,020	172,743	125,407	82,644	41,837	47,264	44,164	31,075	295,583	-	1,163,832
Inter-segment revenue	-	(635)	(643)	-	-	-	-	-	-	(10,970)	-	(12,248)
External revenue	163,095	159,385	172,100	125,407	82,644	41,837	47,264	44,164	31,075	284,613	-	1,151,584
Segment result	71,315	83,306	85,721	63,465	26,859	6,131	19,555	28,476	18,684	119,609	(22,289)	500,832
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets												(223,464)
Other income												35,501
Other non-operational expenses												(23,839)
Operating profit												289,030
Finance income												760
Finance costs												(261,527)
Share of loss of associates												(8,874)
Impairment of loans to associate												(10,971)
Profit before taxation												8,418
Taxation												(44,373)
Net loss												(35,955)
Cash and cash equivalents	55,674	9,492	17,322	(4,066)	1,767	2,951	2,241	2,481	2,661	52,118	127,620	270,261
Other current assets												649,793
Non-current assets												3,514,050
Total assets												4,434,104
Capital expenditure	23,807	20,901	16,242	32,996	12,943	5,098	10,095	1,426	9,888	31,900	-	165,296
Depreciation and amortisation	31,966	30,470	38,861	33,400	9,361	8,896	9,000	5,320	4,110	50,017	-	221,401
Impairment of property, plant and equipment and intangible assets	1,781	-	-	-	-	-	-	-	-	282	-	2,063

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

4.	Revenue

The Group derives revenue from the transfer of services (over time) and equipment (point in time) in the following major product lines and geographical markets for the six months ended 30 September 2019 and 2018:

30 September 2019	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	131,317	125,815	127,871	88,970	56,541	32,166	20,292	40,897	22,850	168,230	814,949
Business solutions	23,129	5,949	15,283	10,045	10,348	3,038	14,151	814	4,763	33,594	121,114
Cable TV and broadband	11,592	-	15,944	31,155	-	-	10,664	-	-	31,683	101,038
Other	1,645	3,937	12,289	1,104	990	1,282	181	1,880	737	35,308	59,353
Service revenue	167,683	135,701	171,387	131,274	67,879	36,486	45,288	43,591	28,350	268,815	1,096,454
Handset and other equipment	4,098	1,519	6,604	2,078	7,442	2,367	1,641	604	8,496	10,149	44,998
Total revenue	171,781	137,220	177,991	133,352	75,321	38,853	46,929	44,195	36,846	278,964	1,141,452

30 September 2018	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	115,417	148,341	125,229	85,420	63,109	31,856	19,089	40,421	25,100	172,173	826,155
Business solutions	28,440	6,193	13,034	8,849	9,083	5,454	12,715	526	3,556	30,802	118,652
Cable TV and broadband	11,789	-	14,229	28,374	-	-	12,208	-	-	29,587	96,187
Other	2,371	3,846	14,407	1,330	966	747	114	2,679	823	39,500	66,783
Service revenue	158,017	158,380	166,899	123,973	73,158	38,057	44,126	43,626	29,479	272,062	1,107,777
Handset and other equipment	5,078	1,640	5,844	1,434	9,486	3,780	3,138	538	1,596	11,273	43,807
Total revenue	163,095	160,020	172,743	125,407	82,644	41,837	47,264	44,164	31,075	283,335	1,151,584

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

5.	Finance Income and Costs

	Six months ended 30 September 2019 $’000	Six months ended 30 September 2018 $’000
Finance income:
Interest income	1,179	760
Finance costs:
Interest expense on bonds and term loans	262,238	235,463
Interest element of leases	20,837	-
Amortisation of debt discount and financing fees	8,163	8,179
Other finance related costs	9,480	7,208
Foreign exchange losses on loans	12,171	10,677
	312,889	261,527

6.	Foreign Exchange Losses

	Six months ended 30 September 2019 $’000	Six months ended 30 September 2018 $’000
Foreign exchange losses on loans (Note 5)	(12,171)	(10,677)
Other foreign exchange losses (Note 7)	(9,216)	(29,406)
	(21,387)	(40,083)

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

7.	Analysis of Expenses

	Six months ended 30 September 2019 $’000	Six months ended 30 September 2018 $’000
Direct operating and subscriber acquisition costs:
Interconnect costs	88,795	90,285
Subscriber acquisition costs (excluding handset cost)	12,808	15,942
Costs of equipment sales	28,654	30,368
Dealer margins and card production costs	48,812	47,720
Data and roaming charges	18,397	20,094
USO levies and call taxes	12,034	14,532
Cable, Broadband & other direct operating costs	51,996	61,875
	261,496	280,816

Other operating expenses:
Site operating costs	51,931	71,439
Network support and maintenance	22,226	16,408
Network operating costs	38,367	36,705
Marketing, customer care, sales and distribution	30,353	30,737
Information and technology costs	17,954	13,283
Travel	16,226	19,488
Professional fees	18,108	18,377
Premises and facilities	20,382	26,914
Contributions to Digicel Foundation	3,725	2,647
Gain on disposal of property, plant and equipment and intangible assets	(1,239)	(78,973)
Other foreign exchange losses (Note 6)	9,216	29,406
Restructuring costs – non-staff related	-	27,786
Other expenses	27,491	33,055
	254,740	247,272

Site operating costs and premises and facilities costs have reduced by approximately $36.5 million due to the application of IFRS 16, Leases.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

7.	Analysis of Expense (Continued)

	Six months ended 30 September 2019 $’000	Six months ended 30 September 2018 $’000
Digicel 2030 and Restructuring costs
Voluntary Separation Plan / Termination costs included in staff costs (Note 8)	-	9,999
Restructuring costs –non-staff related included in other operating expenses	-	27,786
	-	37,785

In December 2016, the Company announced a Group wide transformation programme called Digicel 2030. The programme consists of multiple initiatives including a cost reduction programme, significant redesign of the organisational structure, digitalisation of customer facing activities and a global network upgrade programme.

Restructuring costs primarily relate to the cost of consultants and other non-recurring activities incurred during the six months ended 30 September 2018 attributable to Digicel 2030.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

8.	Staff Costs

	Six months ended 30 September 2019 $’000	Six months ended 30 September 2018 $’000

Salaries	119,496	107,723
Statutory contributions	10,135	9,223
Pension contribution	3,302	3,086
Equity compensation charge under IFRS 2	-	8,316
Employee profit share scheme	847	541
Voluntary Separation Plan / Termination costs (Note 7)	-	9,999
Other	7,176	5,851
	140,956	144,739
9.	Taxation

	Six months ended 30 September 2019 $’000	Six months ended 30 September 2018 $’000
Profit before tax in taxable jurisdictions, net - operating companies	128,493	205,836
Profit/(losses) before tax in tax free or 1% jurisdictions, net
- operating companies	12,904	42,111
- holding companies	(244,416)	(239,529)
Group (loss)/profit before tax	(103,019)	8,418

Actual tax charge	53,260	44,373
Weighted average statutory tax rate on profitable operations in taxable jurisdictions	30.5%	32.7%

Income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The applicable statutory tax rate of 30.5% (2018 – 32.7%) used by the Group is calculated based on the weighted average of the standard tax rates applying to profits earned in taxable jurisdictions. The profit before tax in the prior period was significantly higher than the current period primarily due to non-taxable items including the gains on disposal of property plant and equipment disclosed in Note 12, and insurance proceeds disclosed in Note 10.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

10.	Other Income

		Six months ended 30 September 2019 $’000	Six months ended 30 September 2018 $’000
Insurance proceeds – Hurricanes Irma and Maria	(a)	-	18,688
Compensation from supplier	(b)	-	25,000
Loss on disposal of subsidiaries	(c)	-	(8,187)
		-	35,501

Insurance proceeds are recognised when the receipt of the compensation is virtually certain which generally coincides with the receipt of cash.

(a)	During the period ended 30 September 2018, interim insurance proceeds of $18,688,000 were received in respect of losses incurred in the Caribbean due to Hurricanes Irma and Maria.

(b)	This represents compensation from a supplier for operating losses due to delays and stoppage in project work.

(c)	In April 2018, Digicel sold its 77.3% equity stake in Northbrook Holdings Pte Limited (which owned 99% of Myanmar Red Dot Network Limited, a payments company in Myanmar) for $0.5 million. The loss on disposal was $8.8 million.

In April 2018, Digicel completed the sale of its shareholding in Fundamental Limited (which owned an outdoor advertising business in Jamaica through its subsidiary National Outdoor Advertising Limited) for $3.5 million before working capital adjustments. The gain on disposal was $0.6 million.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

11.	Intangible Assets

	Goodwill	Licenses	Software	Subscriber Bases	Trade Marks	Contract Cost Assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At 30 September 2019
Cost	996,921	767,253	138,302	131,739	19,965	118,934	2,173,114
Accumulated amortisation	-	(499,276)	(123,911)	(106,955)	(11,094)	(99,132)	(840,368)
Net book value	996,921	267,977	14,391	24,784	8,871	19,802	1,332,746
Six months ended 30 September 2019
Opening net book amount	1,025,832	270,590	16,620	24,842	9,225	18,409	1,365,518
Additions	-	23,702	2,726	-	601	9,914	36,943
Amortisation charge	-	(21,998)	(4,094)	(20)	(881)	(8,375)	(35,368)
Translation difference	(28,911)	(4,317)	(861)	(38)	(74)	(146)	(34,347)
Closing net book value	996,921	267,977	14,391	24,784	8,871	19,802	1,332,746

As a result of contract reviews carried out in conjunction with the adoption of new accounting standards, we have elected to change our accounting policies for certain licenses to ensure consistency of treatment within the Group. Certain licenses which were previously treated as executory arrangements with license payments expensed as incurred have now been capitalised as intangible assets with the present value of future license payments reflected as a liability in long term loans and leases. The value of these licenses as of 1 April 2019 was $17,521,000 and is included under “Licenses Additions” above. This change in accounting policy was adopted prospectively, and the resulting adjustment is not material to current or prior periods.

Impairment tests for goodwill

The Group determines whether goodwill is impaired at least on an annual basis or when events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the recoverable amount of the cash generating unit (CGU) to which the goodwill is allocated. The recoverable amount of CGUs is determined using the higher of value in use and fair value less costs of disposal. The date of the most recent tests for impairment was 31 March 2019. There were no impairment indicators of any of the CGUs and therefore management has not updated its impairment calculations. The allocation of goodwill to the Group’s CGUs identified according to country/region of operation is as follows:

	30 September 2019	31 March 2019
	$’000	$’000
Papua New Guinea	268,205	270,009
Jamaica	212,810	228,991
Haiti	53,757	61,096
French West Indies	66,087	67,756
Samoa	47,257	48,147
Trinidad & Tobago	48,428	48,428
East Caribbean	38,566	38,566
El Salvador	37,476	37,476
Cayman Islands	34,517	34,517
Curacao	40,110	40,110
Vanuatu	19,479	19,776
Barbados	21,187	21,187
Bermuda	28,139	28,139
Other	80,903	81,634
	996,921	1,025,832

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

12.	Property, Plant & Equipment

	Land and Building	Leasehold Improvements	Site Infrastructure	Computers & Network Equipment	Fixtures & Fittings	Motor Vehicles	Right of Use	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At Cost -
At 31 March 2019	118,169	61,582	1,364,032	2,735,221	98,579	54,507	-	4,432,090
Change in accounting policy (Note 2)	-	-	-	-	-	-	380,651	380,651
As restated, 1 April 2019	118,169	61,582	1,364,032	2,735,221	98,579	54,507	380,651	4,812,741
Additions	48	273	78,310	47,527	253	915	8,375	135,701
Disposals	(565)	(420)	(15,479)	(36,549)	(2,992)	(1,352)	-	(57,357)
Transfers and reclassifications	(152)	183	(87,853)	86,795	300	727	-	-
Translation differences	(3,896)	(1,075)	(47,765)	(108,791)	(1,426)	(1,747)	-	(164,700)
At 30 September 2019	113,604	60,543	1,291,245	2,724,203	94,714	53,050	389,026	4,726,385
Depreciation -
At 1 April 2019	18,833	43,763	636,213	1,754,738	69,764	33,684	-	2,556,995
Charge for the period	1,506	1,468	37,465	137,399	3,628	3,088	23,729	208,283
Disposals	(22)	(420)	(15,479)	(36,549)	(2,966)	(1,352)	-	(56,788)
Translation differences	(1,321)	(945)	(21,765)	(79,712)	(662)	(1,423)	-	(105,828)
At 30 September 2019	18,996	43,866	636,434	1,775,876	69,764	33,997	23,729	2,602,662
Net Book Value -
30 September 2019	94,608	16,677	654,811	948,327	24,950	19,053	365,297	2,123,723
31 March 2019	99,336	17,819	727,819	980,483	28,815	20,823	-	1,875,095

Of the Group’s property, plant and equipment, certain assets are subject to liens under the terms of the long-term loans (Note 18).

In September 2018, the Group recognised a gain on disposal of property, plant and equipment of $83 million which mainly related to the sale of 451 towers in Jamaica. The transaction closed in September 2018 and the Group received proceeds of $84 million. Additional proceeds were received during the period for a small number of towers which had not been transferred as at 31 March 2019.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

13.	Investments in Associates

Investments in associates (comprised of loans and equity investments) are as follows:

	30 September 2019	31 March 2019
	$’000	$’000
(a) Digicel Holdings (Central America) Limited (DHCAL)	35,871	42,392
(b) Other	4,876	4,522
	40,747	46,914
(a)	Digicel Holdings (Central America) Limited (“DHCAL”)

Loan to DHCAL $’000
At 1 April 2019	42,392
Additions	26,026
Share of losses	(6,521)
Impairment	(26,026)
At 30 September 2019	35,871

(b)	Other: This balance relates to two investments, one in Haiti with an initial investment of $1,500,000 and a minor investment, acquired with International Media Content Limited.

Total $’000
At 1 April 2019	4,522
Share of profit	347
Translation differences	7
At 30 September 2019	4,876

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

13.	Investments in Associates (Continued)

Summarised statement of comprehensive loss for DHCAL

	30 September 2019	30 September 2018
	$’000	$’000
Revenue	40,461	31,598
Direct operating costs and subscriber acquisition costs	(21,728)	(19,390)
Operating expenses	(19,075)	(26,413)
Depreciation and amortisation	(10,382)	(9,652)
Operating loss	(10,724)	(23,857)
Net finance costs	(3,531)	13
Other non-operating expenses	(321)	(405)
Taxation	(174)	(75)
Net loss	(14,750)	(24,324)
Share of losses	(6,521)	(10,014)

Summarised balance sheet statement for DHCAL

	30 September 2019	31 March 2019
	$’000	$’000
Cash and cash equivalents	1,846	204
Other current assets	35,028	35,502
Total current assets	36,874	35,706
Non-Current assets	201,548	149,926
Total Assets	238,422	185,632

Current liabilities	58,885	58,639
Non-current liabilities	649,131	579,966
Total Liabilities	708,016	638,605

Deficit	(469,594)	(452,973)
Total Liabilities and Equity	238,422	185,632

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

14.	Other Investments

	Loan $’000	Equity $’000	Total $’000
At 1 April 2019	434	19,143	19,577
Additions at cost	-	227	227
Fair value gains included in profit or loss	-	282	282
Repayments and disposals	(56)	-	(56)
Translation differences	-	(164)	(164)
At 30 September 2019	378	19,488	19,866

15.	Prepayments

Prepayments represent amounts prepaid on Indefeasible Rights of Use (IRU) for fibre networks. The prepayments are expensed in other operating expenses over the IRU contract terms which are generally over a period of 5-15 years.

16.	Accounts Receivable and Prepayments

	30 September 2019	31 March 2019
	$’000	$’000
Trade receivables	344,853	395,320
Less: Provision for impairment -	(66,215)	(85,863)
	278,638	309,457
Contract assets	22,203	19,086
Prepayments and deposits on equipment	73,265	46,058
Value Added Tax & Corporation Tax recoverable	16,979	2,290
Deferred dealer margins and card production costs	2,947	6,848
Other	64,193	68,372
	458,225	452,111

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

17.	Cash and Restricted Deposits

	30 September 2019 $’000	31 March 2019 $’000
Cash and cash equivalents	183,357	281,332
Restricted deposits	23,771	25,467
	207,128	306,799

The restricted deposits of $23,771,000 at 30 September 2019 comprise:

a)	$1,770,000 held in reserve in respect of the 2017 DIFL facility agreement requirements;

b)	$2,550,000 held in reserve on programming rights for International Media Content Ltd;

c)	$2,388,000 held in reserve in accordance with the profit-sharing scheme in the French West Indies;

d)	$1,038,000 representing a guarantee of GSM license fees in Suriname;

e)	$1,963,000 held in a debt service reserve account held by Turgeau Holdings Limited;

f)	$2,421,000 held in trust accounts in Digicel Pacific Group on behalf of customers in respect of the mobile financial services business;

g)	$8,610,000 held in deposit in TT dollars as security for EURO/USD loans (Note 18); and

h)	other amounts on term deposits amounting to $3,031,000.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

18.	Long Term Loans and Leases

	30 September 2019	31 March 2019
	$’000	$’000
Senior and senior secured notes	5,829,895	5,825,000
Senior secured term loans	1,154,913	1,162,072
	6,984,808	6,987,072
Less: Net unamortised discount and fee	(32,908)	(41,070)
	6,951,900	6,946,002
Lease liabilities (c)	375,183	-
License-related obligations	50,452	29,946
	7,377,535	6,975,948
Accrued interest on senior secured notes and loans	120,721	88,223
	7,498,256	7,064,171

Current	239,733	202,947
Non-current	7,258,523	6,861,224
	7,498,256	7,064,171

There were no changes to the terms or balances of our long term loans and leases since 31 March 2019 except for normal scheduled repayments and the following:

a)	In June 2019, Digicel (PNG) Limited entered into a revised term arrangement with Bank of South Pacific Limited on the total $95 million loan with quarterly payments commencing on 18 September 2019 of $2.5 million for the first eight quarterly payments and $6.25 million for each quarter thereafter.

b)	In July 2019, Digicel (Trinidad & Tobago) Limited entered into a $5.0 million non-revolving instalment loan with RBC Royal Bank (Trinidad & Tobago) Limited. The loan is repayable in thirty-six equal monthly instalments after the date of drawdown. The interest rate is Royal Bank US Prime Rate (‘RBUSPR’) minus 1% per annum. The facility is fully by secured by restricted deposits in Trinidad and Tobago dollars (Note 17).

c)	On 1 April 2019, the Group adopted IFRS 16 which resulted in the recognition of lease liabilities (Note 2).

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

18.	Long Term Loans and Leases (Continued)

Maturity of borrowings:

The table below sets out the maturity analyses based on the contractual discounted cash flows:

	30 September 2019 $’000	31 March 2019 $’000
Less than one year	128,831	119,706
One to two years	1,362,891	83,622
Two to three years	1,030,754	1,318,266
Three to four years	1,996,674	2,900,889
Four to five years	2,631,803	17,253
Over five years	259,490	2,577,282
	7,410,443	7,017,018
Less: Deferred discount and financing fees	(32,908)	(41,070)
	7,377,535	6,975,948

Movement in Long Term Loans and Leases:

	Lease Liabilities $’000	Loans and Other $’000	Total $’000
At 31 March 2019	-	6,975,948	6,975,948
Adoption of IFRS 16	380,651	-	380,651
At 1 April 2019 (restated)	380,651	6,975,948	7,356,599
Net movement in financing cash flow	(15,660)	(7,058)	(22,718)
Non-cash changes
Additions	8,375	23,595	31,970
Interest on the 9.125% Senior Cash/PIK Notes	-	4,895	4,895
Interest accretion	-	439	439
Amortised discount and fees including fees expensed	-	8,162	8,162
Foreign exchange movements	1,817	(3,629)	(1,812)
At 30 September 2019	375,183	7,002,352	7,377,535

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

19.	Provisions

	Subscriber Acquisition Costs $’000	Asset Retirement Obligations $’000	Other $’000	Total $’000
At 1 April 2019	2,629	100,874	9,670	113,173
Utilised / reversed during the period	(2,629)	(438)	(3,250)	(6,317)
Provision during the period	835	8,165	3,885	12,885
Translation difference	(48)	(1,948)	(194)	(2,190)
At 30 September 2019	787	106,653	10,111	117,551

	30 September 2019	31 March 2019
	$’000	$’000
Analysis of total provisions:
Non-current	106,653	100,874
Current	10,898	12,299
	117,551	113,173
20.	Other Long Term Liabilities

	30 September 2019	31 March 2019
	$’000	$’000
Contract liabilities	39,144	43,217
Other creditors	11,115	9,317
	50,259	52,534

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

21.	Trade and Other Payables

	30 September 2019	31 March 2019
	$’000	$’000
Trade payables	243,702	247,622
Accrued liabilities	264,608	319,792
Contract liabilities	93,431	104,782
Subscriber deposits	24,686	23,617
Statutory creditors	31,731	32,845
Other	8,821	6,012
	666,979	734,670
22.	Share Capital

	30 September 2019	31 March 2019
Authorised:	$’000	$’000
15,700,000,000 common shares of $0.01 each	157,000	157,000
193,000 Series A Perpetual Preferred Stock of $1,000.00 each	193,000	193,000
	350,000	350,000
Issued and fully paid:
180,100,000 common shares of $0.01 each	1,801	1,801
193,000 Series A Perpetual Preferred Stock of $1,000.00 each	193,000	193,000
	194,801	194,801

The Series A Perpetual Preferred Stock rank senior to the common shares with respect to dividend rights, rights of redemption or rights upon liquidation. The Stock is entitled to an annual dividend, if declared by the Board of Directors, of 9.5% multiplied by the Liquidation Preference, cumulative from the date of issue. The Liquidation Preference is the par value of the stock plus the sum of the accrued but unpaid dividends from the date of issue. On or after 31 March 2013, the Company may at its and only its option, redeem the Series A Perpetual Preferred Stock at a price of 103% of the Liquidation Preference. No dividends were paid during the current or preceding financial period. The cumulative preferred dividends not recognised are $72,507,500 (March 2019: $63,340,000).

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

23.	Related Party Transactions

During the period, the Group had the following material transactions with directors and with related companies that are under the common control of the shareholders of the Group:

	30 September 2019	30 September 2018
	$’000	$’000
Key management compensation:
Salaries and other short-term benefits	4,837	4,858
Related party transactions:
Reimbursed expenses	161	435
Management fees	142	142
Financing fees	150	150
Office rental	1,940	1,940
Aircraft costs	4,513	4,469
Construction and maintenance fees	6,443	9,083
	13,349	16,219

Management compensation comprises salaries and other short-term employee benefits.

24.	Contingent Liabilities

The Group is currently party to litigation relating to certain operations, but in management’s opinion these will not have a material negative impact on the Group’s financial position or operations. Judgement is involved in the determination of contingent liabilities. If it becomes probable that a contingent liability will result in an outflow of economic resources, the Group will record a provision in the period the change in probability occurs. The amount of the loss involves judgement based on information available at the time. The Group does not recognise contingent assets. There have been no significant developments relating to litigation matters or contingencies disclosed in the financial statements for the year ended 31 March 2019 except as below:

Papua New Guinea – UAS Levies: Digicel has previously had ongoing Judicial Review Proceedings to challenge NICTA’s purported imposition of UAS Levies in respect of the 2016, 2017 and 2018 calendar years
(PGK20.3 million, PGK7.7 million and PGK8.0 million, respectively, or approximately US$10.5m in total). Digicel’s position is that that, while NICTA has the power to raise levies under the applicable legislation, it failed to follow the correct process, meaning that the levy is unlawful. The judicial review in respect of the 2016 and 2017 levies was heard on 13 March 2019. On 14 October 2019, Digicel and NICTA entered into a Deed of Settlement whereby NICTA withdraw its UAS levies and invoices for calendar years 2016, 2017 and 2018 and Digicel discontinued its judicial review suits in the National Court. In addition, NICTA expressly undertook to not raise a levy or issue an invoice for calendar year 2019. The judicial review suits were formally discontinued in the National Court on 7 November 2019.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

25.	Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk), credit risk and liquidity risk.

The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group's annual financial statements as at 31 March 2019.

There have been no changes in the risk management department or in any risk management policies since the year end.

Capital management

The Group is subject to certain covenants under the agreements and indentures governing its borrowings which, amongst other conditions, include restrictions on the Group’s ability to incur debt. Such covenants often include a specific limitation on the amount of debt of the Group which, subject to certain exceptions, is determined by the ratio of (a) Debt to (b) Earnings before interest, taxation, depreciation and amortisation (“EBITDA”), as a measure of its profitability. For the purposes of such covenants, “Debt” and “EBITDA” are defined in accordance with the terms of the applicable agreements and indentures. Both Debt (in this context) and EBITDA are non-GAAP measures that are not governed by IFRS and their definition and calculation may vary from one company to another and from one agreement or indenture to another. Different ratios apply under different borrowing arrangements governed by specific agreements and indentures. In addition, certain subsidiaries may be excluded from such calculations in accordance with the terms of the applicable agreements or indentures. Further, certain agreements and indentures permit additional debt to be incurred in addition to debt which may be incurred under the ratio.

The Debt to EBITDA ratios at 30 September 2019 and 2018 were as follows:

	30 September 2019 $’000		30 September 2018 $’000
High yield bonds	5,229,895		5,225,000
Senior secured debt and other interest-bearing loans	1,736,478		1,564,996
Total Debt	6,966,373		6,789,996
Last two quarters annualised (L2QA) EBITDA	986,712		1,000,328
Total Debt to EBITDA ratio	7.1	x	6.8	x

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

25.	Financial Risk Management (Continued)

Liquidity risk

There were no material changes to the contractual undiscounted cash outflows for financial liabilities except for:

a)	The revised term arrangement with Bank of South Pacific Limited on the total $95 million loan which was previously repayable in full in August 2019. The revised arrangement requires quarterly payments commencing on 18 September 2019 of $2.5 million for the first eight quarterly payments and $6.25 million for each quarter thereafter; and

b)	The adoption of IFRS 16 as disclosed in the table below:

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Leases under IFRS 16	5,595	11,145	49,045	228,850	385,038	679,673

Fair value

There were no changes to fair value estimation techniques or levels in the fair value hierarchy at 30 September 2019 compared to those used at 31 March 2019. The carrying amounts and fair value of Senior Notes are as follows:

	Carrying Value	Fair Value Value Value
	September 2019 $’000	September 2019 $’000
Financial Liabilities
DGL 2020 Existing Senior Notes	62,851	43,530
DGL 2022 Existing Senior Notes	21,004	8,856
DGL 2 2022 Senior Notes	937,149	215,544
DGL 2 2024 Senior Notes	983,891	105,768
DGL 1 Senior Notes 8.25%	1,000,000	593,750
DL 2021 Senior Notes	1,300,000	924,625
DL 2023 Senior Notes	925,000	444,000
DHBL/DIFL 2024 Senior Secured Notes	600,000	573,000
	5,829,895	2,909,073

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

30 September 2019

(expressed in United States dollars unless otherwise indicated)

26.	Subsequent Event

In March 2020, the World Health Organisation (WHO) declared the new coronavirus to be a global pandemic. The pandemic has resulted in a significant downturn in commercial activity with a significant impact on economies around the world. The subsequent spread of the virus and its identification as a global pandemic does not provide additional evidence about the situation that existed at 30 September 2019, and it is therefore a non-adjusting event.

The new coronavirus has presented new challenges to telecoms service providers and their suppliers, including equipment supply, infrastructure development, distribution, and changes in consumer behaviour and demand for services such as voice, data, broadband connectivity and business services.

There has not been a sufficient passage of time for management to quantify the impact of the foregoing on its financial results at the time of reporting.

Digicel Group Limited

Financial Statements

31 March 2019

Report of Independent Auditor

To the Management and the Board of Directors
Digicel Group Limited

We have audited the accompanying consolidated financial statements of Digicel Group Limited and its subsidiaries, which comprise the consolidated balance sheets as of 31 March 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in deficit and of cash flows for each of the three years in the period ended 31 March 2019.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digicel Group Limited and its subsidiaries as of 31 March 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers

Chartered Accountants

Kingston, Jamaica

29 July 2019

Digicel Group Limited

Consolidated Statement of Comprehensive Loss

Year ended 31 March 2019

(expressed in United States dollars unless otherwise indicated)

	Note	2019 $’000	2018 $’000	2017 $’000
Revenue	6	2,302,212	2,415,920	2,505,029
Operating Costs and Expenses:
Direct operating and subscriber acquisition costs	9	(566,874)	(619,191)	(668,488)
Other operating expenses	9	(567,685)	(578,872)	(490,199)
Staff costs	10	(247,814)	(285,611)	(323,539)
Other income	12	54,136	27,614	9,658
Other losses	16	(12,261)	-	-
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	13,14	(482,735)	(505,720)	(428,292)
Operating Profit		478,979	454,140	604,169
Finance income	7	941	924	1,335
Finance costs	7	(558,365)	(503,059)	(465,321)
Share of loss of associates	15	(21,170)	(17,347)	(19,427)
Impairment of loans to associate and investments	15,16	(55,088)	(4,894)	(4,156)
(Loss) / Profit before Taxation		(154,703)	(70,236)	116,600
Taxation	11	(132,483)	(149,280)	(153,539)
Net Loss		(287,186)	(219,516)	(36,939)
Other Comprehensive Loss:
Item that may subsequently be reclassified to profit or loss
Exchange differences on translating foreign operations		(90,339)	34,770	(123,792)
Item that will not subsequently be reclassified to profit or loss
Re-measurements of post-employment benefit obligations		(234)	(248)	7,249
Total Comprehensive Loss		(377,759)	(184,994)	(153,482)
Net Loss attributable to:
Owners of the parent		(300,542)	(228,746)	(44,855)
Non-controlling interests		13,356	9,230	7,916
		(287,186)	(219,516)	(36,939)
Total Comprehensive Loss attributable to:
Owners of the parent		(391,115)	(194,208)	(155,694)
Non-controlling interests		13,356	9,214	2,212
		(377,759)	(184,994)	(153,482)

The comparative financial information as at 31 March 2018 and for the years ended 31 March 2018 and 2017 has not been restated for the application of IFRS 9 and IFRS 15, as the Group elected to apply the modified retrospective approach for both standards.

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Consolidated Balance Sheet

31 March 2019

(expressed in United States dollars unless otherwise indicated)

	Note	2019 $’000	2018 $’000
ASSETS
Non-Current Assets
Intangible assets	13	1,365,518	1,435,541
Property, plant and equipment	14	1,875,095	1,951,131
Investments in associates	15	46,914	99,017
Other investments	16	19,577	28,997
Deferred taxation	21	57,711	31,253
Prepayments	17	76,467	72,176
		3,441,282	3,618,115
Current Assets
Accounts receivable and prepayments	18	452,111	506,507
Inventories		26,162	41,736
Restricted deposits	19	25,467	41,171
Cash and cash equivalents	19	281,332	157,807
		785,072	747,221
Total Assets		4,226,354	4,365,336

The comparative financial information as at 31 March 2018 and for the years ended 31 March 2018 and 2017 has not been restated for the application of IFRS 9 and IFRS 15, as the Group elected to apply the modified retrospective approach for both standards.

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Consolidated Balance Sheet (Continued)

31 March 2019

(expressed in United States dollars unless otherwise indicated)

LIABILITIES AND DEFICIT	Note	2019 $’000	2018 $’000
Non-Current Liabilities
Long term loans	20	6,861,224	6,682,848
Deferred taxation	21	165,520	156,942
Provisions	22	100,874	101,391
Other long term liabilities	23	52,534	56,907
		7,180,152	6,998,088
Current Liabilities
Trade and other payables	24	734,670	695,789
Provisions	22	12,299	7,113
Taxation payable		62,783	96,264
Long term loans - current portion	20	202,947	110,188
		1,012,699	909,354
Total Liabilities		8,192,851	7,907,442
Equity/(Deficit)
Capital and Reserves Attributable to Equity Holders of the Company
Share capital	25	194,801	194,801
Contributed capital		112,982	112,982
Foreign exchange translation reserve		(776,810)	(684,721)
Accumulated deficit		(3,553,386)	(3,209,547)
		(4,022,413)	(3,586,485)
Non-Controlling Interests	27	55,916	44,379
Total Deficit		(3,966,497)	(3,542,106)
Total Liabilities and Deficit		4,226,354	4,365,336

Approved for issue by the Board of Directors on 29 July 2019 and signed on its behalf by:

Denis O’Brien	Chairman	Jean-Yves Charlier	Director

The comparative financial information as at 31 March 2018 and for the years ended 31 March 2018 and 2017 has not been restated for the application of IFRS 9 and IFRS 15, as the Group elected to apply the modified retrospective approach for both standards.

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Consolidated Statements of Changes in Deficit

Year ended 31 March 2019

(expressed in United States dollars unless otherwise indicated)

	Attributable to equity holders of the Company
	Share Capital $’000	Contributed Capital $’000	Foreign Exchange Translation Reserve $’000	Accumulated Deficit $’000	Total $’000	Non-Controlling Interests $’000	Total Deficit $’000
Balance at 31 March 2016	194,801	112,982	(601,419)	(2,943,461)	(3,237,097)	54,229	(3,182,868)
Net loss for the year	-	-	-	(44,855)	(44,855)	7,916	(36,939)
Other comprehensive (loss)/income	-	-	(118,088)	7,249	(110,839)	(5,704)	(116,543)
Total comprehensive loss	-	-	(118,088)	(37,606)	(155,694)	2,212	(153,482)
Arising from acquisition of non-controlling interests	-	-	-	76	76	(10,714)	(10,638)
Dividends paid to non-controlling interests	-	-	-	-	-	(4,373)	(4,373)
Balance at 31 March 2017	194,801	112,982	(719,507)	(2,980,991)	(3,392,715)	41,354	(3,351,361)
Net loss for the year	-	-	-	(228,746)	(228,746)	9,230	(219,516)
Other comprehensive income / (loss)	-	-	34,786	(248)	34,538	(16)	34,522
Total comprehensive income / (loss)	-	-	34,786	(228,994)	(194,208)	9,214	(184,994)
Arising from acquisition of non-controlling interests	-	-	-	438	438	(438)	-
Dividends paid to non-controlling interests (Note 27)	-	-	-	-	-	(5,751)	(5,751)
Balance at 31 March 2018	194,801	112,982	(684,721)	(3,209,547)	(3,586,485)	44,379	(3,542,106)
Effect of adoption of new standards and amendment (Note 2)	-	-	-	(43,063)	(43,063)	(3,028)	(46,091)
As restated	194,801	112,982	(684,721)	(3,252,610)	(3,629,548)	41,351	(3,588,197)
Net loss for the year	-	-	-	(300,542)	(300,542)	13,356	(287,186)
Other comprehensive loss	-	-	(90,339)	(234)	(90,573)	-	(90,573)
Total comprehensive income / (loss)	-	-	(90,339)	(300,776)	(391,115)	13,356	(377,759)
Arising from disposal of subsidiary (Note 27)	-	-	(1,750)	-	(1,750)	10,291	8,541
Dividends to non-controlling interest (Note 27)	-	-	-	-	-	(9,082)	(9,082)
Balance at 31 March 2019	194,801	112,982	(776,810)	(3,553,386)	(4,022,413)	55,916	(3,966,497)

The comparative financial information as at 31 March 2018 and for the years ended 31 March 2018 and 2017 has not been restated for the application of IFRS 9 and IFRS 15, as the Group elected to apply the modified retrospective approach for both standards.

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Consolidated Statement of Cash Flows

Year ended 31 March 2019

(expressed in United States dollars unless otherwise indicated)

	Note	2019 $’000	2018 $’000	2017 $’000
Cash Flows from Operating Activities
Net loss		(287,186)	(219,516)	(36,939)
Adjustments for:
Depreciation	14	374,420	395,333	355,715
Amortisation of intangible assets	13	80,669	59,554	61,102
Share of loss of associates	15	21,170	17,347	19,427
Impairment of loans to, and equity in, associates	15	55,088	4,894	-
Fair value losses on other investments	16	12,261	-	-
Impairment of other investments	16	-	5,700	4,156
Gain on disposal of other investments		-	(4,058)	-
Impairment of property, plant and equipment	14	21,039	50,833	11,475
Impairment of intangible assets	13	6,607	-	-
Interest income	7	(941)	(924)	(1,335)
Interest expense	7	472,539	455,917	445,276
Fees on early repayment of loans	7	-	4,924	-
Amortisation of debt discount and deferred financing fees	7	20,146	17,254	19,448
Debt discount and deferred financing fees expensed on extinguishment of debt	7	4,424	10,421	-
Loss on debt modification	7	55,681	-	-
Fair value credit in respect of vested options	7	-	-	(7,573)
Other finance related expenses	7	2,553	16,542	8,577
Equity based compensation	26	(13,119)	13,074	(12,859)
Employee profit share scheme	10	3,862	4,270	2,013
Foreign exchange loss/(gain) on loans	7	3,022	(1,999)	(407)
Income tax expense	11	132,483	149,280	153,539
Loss on disposal of subsidiaries	12	8,187	-	-
Insurance proceeds recognised	12	(37,323)	(27,614)	(9,658)
Gain on disposal of property, plant and equipment and intangible assets	9	(83,251)	(36,770)	(38,502)
Change in operating assets and liabilities:
Accounts receivable and prepayments		43,032	(39,622)	30,693
Inventories		16,140	(1,696)	2,381
Trade and other payables		(79,945)	(22,504)	(58,197)
Provisions		4,669	3,966	1,778
Cash generated from operations		836,227	854,606	950,110
Taxation paid		(145,794)	(165,404)	(147,921)
Interest paid		(476,324)	(443,072)	(440,895)
Interest received		941	924	701
Net cash provided by operating activities		215,050	247,054	361,995

The comparative financial information as at 31 March 2018 and for the years ended 31 March 2018 and 2017 has not been restated for the application of IFRS 9 and IFRS 15, as the Group elected to apply the modified retrospective approach for both standards.

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Consolidated Statement of Cash Flows (Continued)

Year ended 31 March 2019

(expressed in United States dollars unless otherwise indicated)

	Note	2019 $’000	2018 $’000	2017 $’000
Net Cash From Operating Activities		215,050	247,054	361,995
Cash Flows from Investing Activities
Purchase of property, plant and equipment		(362,357)	(483,743)	(411,496)
Purchase of intangible assets		(19,874)	(11,101)	(17,844)
Proceeds from sale of property, plant and equipment		86,165	49,330	78,226
Proceeds from sale of investment		255	7,958	206
Proceeds from sale of subsidiaries, net of cash disposed		3,320	-	431
Proceeds from insurance		37,323	30,614	6,658
Acquisition of subsidiaries, net of cash acquired		-	(14,768)	(8,652)
Acquisition of equity investment in associates	15	(823)	(7,879)	(3,012)
Loans to Digicel Holdings (Central America) Limited	15	(64,016)	(57,606)	(22,628)
Acquisition of other investments	16	(1,951)	-	(750)
Deposits held in escrow and restricted accounts		-	-	(1,250)
Net cash used in investing activities		(321,958)	(487,195)	(380,111)
Cash Flows from Financing Activities
Long term loans received, gross		675,332	1,425,131	150,000
Long term loans repaid		(436,890)	(1,186,151)	(64,629)
Financing fees paid during the year		(17,360)	(34,027)	(2,231)
Redemption premium on early repayment of loans		-	(4,924)	-
Payments made to acquire non-controlling interests		-	(1,105)	(13,604)
Dividends paid to non-controlling interests	27	(5,974)	(5,751)	(4,373)
Deposits held in escrow and restricted accounts		15,551	(27,762)	(4,006)
Net cash provided by financing activities		230,659	165,411	61,157
Net increase/(decrease) in cash and cash equivalents		123,751	(74,730)	43,041
Cash and cash equivalents at beginning of year		157,807	232,538	193,697
Effects of exchange rate changes on cash and cash equivalents		(226)	(1)	(4,200)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	19	281,332	157,807	232,538

Supplemental disclosure of non-cash investing and financing activities:
Payables for additions to property, plant and equipment		136,520	89,642	84,856

The comparative financial information as at 31 March 2018 and for the years ended 31 March 2018 and 2017 has not been restated for the application of IFRS 9 and IFRS 15, as the Group elected to apply the modified retrospective approach for both standards.

The accompanying notes are an integral part of these consolidated financial statements.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

1.	Identification and Activities

Digicel Group Limited (“DGL” or “the Company”), a limited liability company incorporated in Bermuda on 5 February 2007 and its subsidiaries (together “the Group” or “Digicel”), provide communications services including mobile telephony, business solutions, fixed broadband/pay-TV and other related products and services in the Caribbean, South Pacific and Central America. As at 31 March 2019, Digicel has operations in Jamaica, Barbados, St. Lucia, St. Vincent and the Grenadines, Grenada, Aruba, Bonaire, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla, Montserrat, Papua New Guinea, Vanuatu, Samoa, Nauru, Fiji, Tonga and Myanmar. The Company has its registered office at 2 Church St, Hamilton, Bermuda, HM CX. The Group’s headquarters is located at 14 Ocean Boulevard, Kingston, Jamaica.

A list of the Company’s material subsidiaries is set out in Note 4 to the financial statements. The controlling shareholder is Mr. Denis O’Brien.

The financial statements were authorised for issue by the Directors on 29 July 2019. The Directors have the power to amend and reissue the financial statements.

2.	Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities, share-based payments and post-employment benefit obligations.

The Group’s total liabilities exceeded its total assets as at 31 March 2019. However, the Group reported operating profit in the year of $478.9 million and generated net cash from operating activities of $215 million.

The Group has prepared a cash flow forecast which indicates that cash generated from operations along with the Group’s cash balances will allow the Group to meet its obligations as they become due. Additional liquidity measures that the Group is pursuing include the potential sale of non-strategic or non-core assets as well as cost optimisation through continued implementation of the operational restructuring and performance improvement initiatives. Accordingly, the financial statements have been prepared on the basis that the Group is a going concern.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2019

Certain new standards, interpretations and amendments to existing standards have been published that became effective during the current financial year. The Group has assessed the relevance of all such new interpretations and amendments, and has adopted the following, which are relevant to its operations.

IFRS 15, 'Revenue from Contracts with Customers', (effective for annual periods beginning on or after 1 January 2018). The Group adopted the accounting standard effective 1 April 2018. The Group has adopted the standard using the cumulative catch-up method, which means that the cumulative impact of the adoption has been recognised in accumulated deficit as of 1 April 2018 and comparatives have not been restated.

IFRS 15 specifies how and when revenue should be recognised and requires more detailed revenue disclosures. The standard provides a single, principle based five-step model to be applied to all contracts with customers. Under IFRS 15, revenue is recognised at amounts that reflect the consideration that an entity expects to be entitled to in exchange for transferring goods or services to a customer. IFRS 15 mainly affects the timing of revenue recognition as it introduces additional differences between billing and the recognition of revenue.

The main impacts arising from adoption of the standard are as follows:

•	Under the previous accounting policy, mobile handset revenue was recognised based on the amount the customer paid for the handset when it was delivered to the customer. Under IFRS 15, where mobile handsets are either provided for free or for a discounted upfront price, additional revenue is allocated to the mobile handset at the start of the contract. This is calculated based on its relative standalone value within the contract, regardless of the contract pricing. For each mobile handset contract the revenue recognition profile will change with greater day one recognition of revenue for the handset and a corresponding reduction in ongoing mobile service revenue over the contract period. The difference between the mobile handset revenue recognised and the amounts charged to the customer is recognised as a contract asset.

•	Previously, sales commissions and other third party acquisition costs resulting directly from securing contracts with customers were expensed when incurred. Under IFRS 15, sales commissions and other third party contract acquisition costs are recognised as an asset, and amortised over either the contract term or average retention period, depending on the circumstances. The capitalised contract costs are classified as intangible assets.

•	The above two impacts are partly offset by amended accounting for fees derived from connecting customers to the network. Under IFRS 15, this revenue is deferred and recognised on a straight-line basis over the associated contractual period. This results in the recognition of a contract liability on transition as revenue is deferred to future periods.

•	IFRS 15 adds a number of disclosure requirements, including disclosure of disaggregated revenues into categories that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors.

The accounting policies for revenue recognition under IFRS 15 are further described in Note 2 (c).

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.       Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2019 (continued)

IFRS 15 (continued)

The Group has applied the following practical expedients available in the standard:

·	The Group has not disclosed the transaction price allocated to unsatisfied performance obligations when the original contract duration is one year or less;

·	The Group has not disclosed the price allocated to unsatisfied performance obligations, if the consideration from a customer corresponds to the value of the entity’s performance obligation to the customer (i.e, if billing corresponds to accounting revenue);

·	No adjustment to the transaction price for a financing component whenever the period between the transfer of a promised good or service to a customer and the associated payment is one year or less; when the period is more than one year the financing component is adjusted, if material;

·	The Group applied IFRS 15 only to those contracts that are not completed contracts at the date of initial application; and

·	Incremental costs of obtaining a contract are expensed when incurred if the amortisation period of the asset is less than one year.

IFRS 9, 'Financial Instruments', (effective for annual periods beginning on or after 1 January 2018). The Group adopted IFRS 9 effective 1 April 2018. The Group adopted the standard using the cumulative catch-up transition method. Hence, the cumulative effect of initially applying IFRS 9 has been recognised as an adjustment to the accumulated deficit as at 1 April 2018 and comparative consolidated financial statements have not be restated in accordance with the transitional provisions in IFRS 9.

IFRS 9 replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected loss model that replaces the incurred loss impairment model.

The main aspects of IFRS 9 affecting the Group are:

·	Recognising losses in profit or loss on the modification of financial liabilities – Under IFRS 9, when a financial liability measured at amortised cost is modified without resulting in derecognition, a gain or loss is recognised in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. Previously, under IAS 39, the Group did not recognise a gain or loss at the date of modification of a financial liability. Instead the difference between the original and modified cash flows was amortised over the remaining term of the modified liability by re-calculating the effective interest rate. Refer to Notes 2 (o), 7 and 20.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2019 (continued)

IFRS 9 (continued)

The main aspects of IFRS 9 affecting the Group are (continued):

·	Providing for loss allowances on loans to associates using an expected credit loss model – the Group has applied the amendments to IAS 28, ‘Investments in Associates and Joint Ventures’, (effective for annual periods beginning on or after 1 January 2019). The Group has adopted this amendment early and has applied the transition requirements in IFRS 9 to its long term interest in its associate, Digicel Holdings (Central America) Limited (DHCAL). This has resulted in the application of IFRS 9 impairment requirements to the Company’s loan term interest in DHCAL before applying the loss allocation in IAS 28. Refer to Notes 2(l) and 15.

·	Providing for loss allowances on trade receivables and contract assets using an expected loss model - the Group has applied the simplified approach which uses the lifetime expected credit losses to measure impairment. Refer to Notes 2(l), and 18.

·	Measuring unquoted equities at fair value – The Group has recognised fair value losses on its unquoted equity instruments and reports fair value gains and losses through profit or loss. These instruments were previously carried at cost less impairment. The limited exception for measuring unquoted equity instruments at cost that existed under IAS 39 is no longer available. IFRS 9 requires that these equity instruments be carried at fair value. Refer to Notes 2(l) and 16.

·	Consequential amendments have been made to IFRS 7, Financial Instruments: Disclosures, primarily introducing new disclosure requirements regarding credit risk and expected credit losses.

The impact of applying the above standards and amendment on the opening balance sheet at 1 April 2018 is summarised in the tables below.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2019 (continued)

The following table summarises the amount by which each financial statement line is affected in the current reporting period ended 31 March 2019 by the application of IFRS 15 as compared with the previous standard and interpretations:

Statement of Comprehensive Loss:

	As reported $’000	Effect of change $’000	Without the adoption of IFRS 15 $’000
Revenue (i)	2,302,212	421	2,301,791
Direct operating and subscriber acquisition costs (ii)	(566,874)	14,455	(581,329)
Staff costs (iii)	(253,770)	5,870	(259,640)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets (iv)	(482,735)	(24,812)	(457,923)
Taxation (v)	(132,483)	(2,829)	(129,654)

(i)	Mainly relates to reallocation of mobile handset revenue at the start of contract period and deferral of activation or installation fees over the contract period;

(ii)	Mainly relates to capitalisation of third party acquisition costs resulting directly from securing contracts with customers;

(iii)	Relates to capitalisation of third party acquisition costs resulting directly from securing contracts with customers;

(iv)	Relates to amortisation of capitalised contract costs; and

(v)	Relates to tax charge impact of the above financial statement line items changes.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2019 (continued)

	As previously reported $’000	Impact of IFRS 15 $’000	Impact of IFRS 9 $’000	As restated $’000
ASSETS
Non-Current Assets
Intangible assets (i)	1,435,541	21,355	-	1,456,896
Property, plant and equipment (i)	1,951,131	2,751	-	1,953,882
Investments in associates	99,017	-	(40,689)	58,328
Other investments	28,997	-	1,293	30,290
Deferred tax asset	31,253	-	5,588	36,841
Current Assets
Accounts receivable and prepayments	506,507	10,903	(27,920)	489,490
LIABILITIES AND EQUITY
Non-Current Liabilities
Long term loans	6,682,848	-	5,222	6,688,070
Current Liabilities
Trade and other payables	695,789	14,150	-	709,939
Deficit
Total deficit	(3,542,106)	20,859	(66,950)	(3,588,197)

Opening adjustments arise from the following:

Total Deficit $’000
Closing accumulated deficit at 31 March 2018 (as previously reported)	(3,542,106)
Impact of IFRS 15
Recognition of asset for costs to obtain contracts	21,355
Deferral of certain upfront fees	(14,150)
Earlier recognition of handsets and other equipment in a bundle	10,903
Other	2,751
Total impact of IFRS 15	20,859
Impact of IFRS 9/IAS 28 amendment
Modification of financial liabilities	(5,222)
Expected credit loss model applied on DHCAL loans	(40,689)
Expected credit loss model applied on trade receivables and contract assets	(27,920)
Fair value gains on unquoted equity instruments	1,293
Deferred tax impact	5,588
Total impact of IFRS 9/IAS 28 amendment	(66,950)
Adjusted opening accumulated deficit at 1 April 2018	(3,588,197)

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards effective for the year ended 31 March 2019 (continued)

IFRIC 22, 'Foreign Currency Transactions and Advance Consideration', (effective for annual periods beginning on or after 1 January 2018). This interpretation clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency before the entity recognises the related asset, liability, expense or income. The date of the transaction, for the purpose of determining the exchange rate, is the date of the advance consideration. If there are multiple payments or receipts in advance, a date of transaction is established separately for each payment or receipt. The adoption of this interpretation has not had any significant impact on the Group.

Amendments to IFRS 2, ‘Share-based Payment’, (effective for annual periods beginning on or after
1 January 2018). These amendments clarify the following on which IFRS 2 did not previously provide guidance:

(a)	The accounting for the effects of vesting and non-vesting conditions on cash-settled share-based payments should follow the same approach as for equity-settled share-based payments.

(b)	Where tax law or regulation requires an entity to withhold a specified number of equity instruments on behalf of employees to meet the employees’ tax liability which is then remitted to the tax authorities, typically in cash, such an arrangement should be classified as equity-settled in its entirety, provided it would have been classified as equity-settled had it not included the net settlement feature.

(c)	A modification of a share-based payment arrangement from cash-settled to equity-settled should be accounted for by derecognising the original liability and recognising the new equity-settled arrangement at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date with any difference being recognised in profit or loss immediately.

The adoption of these amendments effective 1 April 2018 has not had any significant impact on the Group.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been issued which are not yet effective and which the Group will adopt in future financial years. The Group has assessed the relevance of all such new standards, interpretations and amendments, has determined that the following may be relevant to its operations, and has concluded as follows:

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

IFRS 16, ‘Leases’, (effective for annual periods beginning on or after 1 January 2019). IFRS 16 replaces IAS 17, “Leases” and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the lessee. IFRS 16 removes the classification of leases as either operating leases or finance leases, for lessees, as is required by IAS 17 and, instead introduces a single accounting model.

The Group will apply the new standard using the modified retrospective approach with the cumulative effect of applying IFRS 16 recognised in accumulated deficit at 1 April 2019. Comparatives for the 2019 financial statements will not be restated.

The lease liabilities attributable to leases which have previously been classified as operating leases under IAS 17 will be measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of 1 April 2019. The Group will recognise a right-of-use asset at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to the lease, recognised as at 1 April 2019. The increase in total debt will have an impact on leverage ratios. Operating lease expenditure will be reclassified and split between depreciation and finance costs; therefore EBITDA will increase. Future depreciation and finance costs are also expected to increase as a result of increased assets and liabilities.

The Group will also apply the following to adopt the standard:

·	Apply the practical expedients to recognise payments associated with short-term leases and leases of low value assets, as an expense in the statement of comprehensive loss;

·	At the date of initial application of IFRS 16, the Group will not reassess whether a contract is or contains a lease; and

·	Non-lease components will be capitalised.

Under IFRS 16, the accounting of sale and leaseback transactions will change as the underlying sale transaction needs to be firstly analysed using the guidance of IFRS 15. The seller/lessee recognises a right-of-use asset in the amount of the proportional original carrying amount that relates to the right of use retained. Accordingly, only the proportional amount of gain or loss from the sale must be recognised.

While the Group is finalising the implementation of the new standard, as a preliminary result, it expects to recognise additional lease liabilities of approximately $390 million with a corresponding right of use asset recorded in property, plant and equipment or intangible assets. The impact on accumulated deficit is expected to be immaterial.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.       Summary of Significant Accounting Policies (Continued)

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)

IFRIC 23, 'Uncertainty over Income Tax Treatments', (effective for annual periods beginning on or after 1 January 2019). This Interpretation clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. The Group will assess impact of future adoption of this interpretation on its financial statements.

Annual Improvements 2015-2017, (effective for annual periods beginning on or after 1 January 2019).

These amendments include minor changes to:

•	IFRS 3, ‘Business combinations’ requiring a company to re-measure its previously held interest in a joint operation when it obtains control of the business.

•	IFRS 11, ‘Joint arrangements’, requiring a company not to re-measure its previously held interest in a joint operation when it obtains joint control of the business.

•	IAS 12, ‘Income taxes’ – a company accounts for all income tax consequences of dividend payments in the same way.

•	IAS 23, ‘Borrowing costs’ – a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

The Group does not expect these improvements to have a material impact on the consolidated financial statements.

Amendments to IAS 19, ‘Employee Benefits’, (effective for annual periods beginning on or after
1 January 2019). These amendments require an entity to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and to recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling. The Group does not expect these amendments to have a material impact on the consolidated financial statements.

Amendment to IFRS 3, ‘Business Combinations’, (effective for annual periods beginning on or after 1 January 2020). The amendment revises the definition of a business. The new model introduces an optional concentration test that, if met, eliminates the need for further assessment. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. The new guidance provides a framework to evaluate when an input and a substantive process are present. The Group will assess impact of future adoption of this amendment on its financial statements.

Amendments to IAS 1 and IAS 8 on the Definition of Material, (effective for annual periods beginning on or after 1 January 2020). These amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRS: i) use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting; ii) clarify the explanation of the definition of material; and iii) incorporate some of the guidance in IAS 1 about immaterial information. The Group will assess impact of future adoption of these amendment on its financial statements.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

The consolidated financial statements are prepared in accordance with the following significant accounting policies:

(a)	Consolidation/Group accounting

The consolidated financial statements of the Group comprise the financial statements of the Company and its subsidiaries as of 31 March of each year. The financial statements of the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s fair value of net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive (loss)/income.

Inter-company transactions, balances and unrealised gains/losses on transactions between Group companies are eliminated.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(a)	Consolidation/Group accounting (continued)

The Group’s share of its associates’ post-acquisition profits or losses is recognised in profit or loss in the statement of comprehensive (loss)/income; its share of post-acquisition movements in other comprehensive (loss)/income is recognised in other comprehensive (loss)/income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  When the Group’s share of losses in an associate equals or exceeds its interest in the associate the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2(m).

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising on investments in associates are recognised in profit or loss in the consolidated statement of comprehensive (loss)/income.

(b)	Foreign currency translation

(i)	Presentation and functional currency

The Company is incorporated in Bermuda and its subsidiaries operate in jurisdictions with different currencies. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Group’s consolidated financial statements are presented in U.S. dollars. The presentation currency of the Group is the U.S. dollar because of the significant influence of the U.S. dollar on its operations.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement comprehensive income/(loss), within finance costs. All other foreign exchange gains and losses are presented in the statement of comprehensive income/(loss) within other operating expenses.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Foreign currency translation (continued)

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

·	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

·	Income and expenses for each statement of comprehensive (loss)/income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

·	All resulting exchange differences are recognised in other comprehensive (loss)/income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive (loss)/income. Exchange differences arising on monetary items that form part of the net investment in foreign operations are also recognised in equity in the foreign exchange translation reserve. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the consolidated statement of comprehensive (loss)/income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(c)	Revenue

From 1 April 2018, the following revenue recognition policies were applied by the Group

Revenue is measured based on consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognises revenue when it transfers control over a good or service to a customer. Revenue is presented net of value added tax (VAT) and similar taxes and discounts and after eliminating sales between Group companies.

The Group’s revenues are earned mainly in respect of: voice, data and SMS services offered on prepaid and postpaid plans; value added services; sales of handset and other equipment; interconnection; international roaming; cable television; broadband and fixed line telecommunication.

Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of telecommunications infrastructure may exceed the base amounts provided for in their contracts.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue (continued)

The Group’s contracts with customers do not have a significant financing component. Billings for recurring revenues are rendered on a monthly basis and are typically due within 30 to 45 days of the billing date.

Billings and payment dates for other contracts are either based on contract terms or in-store cash on delivery of sales of equipment and accessories.

Prepaid credit / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. The difference between the face value of prepaid offerings and the value for which the offerings are sold by the Group to its distributors, constitutes commission earned by the distributors, who act as agents. The Group acts as a principal in such agreements.

The costs of prepaid commissions are recognised as other service costs when the distribution service is provided, i.e. when the prepaid product is delivered to the end customer. Revenue is recognised as the credit is used for airtime or data usage. The unused credit at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables. When the credit expires, the portion of the contract liability relating to the expiring credit is recognised as revenue as there is no longer an obligation to provide those services.

Monthly subscription fees in relation to post-paid mobile, cable and other subscription-based fees are recognised over the relevant enforceable/subscribed service period. The service provision is considered as a series of distinct services that have the same pattern of transfer to the customer. Remaining unrecognised subscription fees are fully recognised once the customer has been disconnected.

Revenue from provision of mobile financial services is recognised when the primary service has been provided to the customer.

The Group receives interconnection and roaming fees based on agreements entered into with other telecommunications operators. Revenue from interconnect traffic with other telecom operators is recognised at the time of transit across Digicel’s network.

Revenue from sale of handsets, accessories and other equipment is recognised when a promised good is transferred to the customer (typically upon delivery). For mobile devices sold separately (i.e. without the contract), revenue is recognised at the point of sale. Revenues from the sale of handsets arises only in a limited number of the Group’s subsidiaries that purchase handsets and sell them directly to dealers or where the Group purchases and sells selected inventory primarily to corporate customers. In most subsidiaries, handsets are sold to dealers by distributors acting as principals.

Revenue from content services (e.g. music and video streaming, applications and other value added services) rendered to subscribers is recognised after netting off costs paid to third party content providers (when the Group acts as an agent in the transaction) or in the gross amount billed to a subscriber (when the Group acts as a principal).

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue (continued)

Bundled offers are considered arrangements with multiple deliverables or elements. The Group accounts for revenue from individual goods and services separately if they are distinct – i.e. if a good or service can be distinguished from other components of the bundled package and if a customer can benefit from it separately. The consideration for the bundled packages comprises cash flows from the customers expected to be received in relation to goods and services delivered over the contract term. The transaction price is allocated between separate goods and services in a bundle based on their relative stand-alone selling prices. Whenever stand-alone selling prices are not available, fair values are estimated based on cost of sale plus margin. Stand-alone selling prices for telecommunications services are set based on prices for non-bundled offers with the same range of services.

Installation fees/activation fees/connection fees related to services provided are generally deferred and recognised as revenue over the contractual period, or longer if the upfront fee results in a material renewal right.

Customer premise equipment (CPE) provided to customers as a prerequisite to receive the subscribed services are accounted for as part of the service provided to the customers. These CPEs are required to be returned at the end of the contract duration and do not give rise to separate performance obligations.

The Group also earns revenue from arrangements to provide capacity under indefeasible rights of use (“IRU”) with third parties. Advance payments are received at the start of the arrangement. Revenue is recognised on a straight-line basis which reflects when the capacity has been delivered to the customer. The unearned IRU revenue at each reporting date is presented in the balance sheet as contract liabilities within trade and other payables.

Accounting policies applied prior to 1 April 2018

Group revenue comprises revenue of the Group and its subsidiaries and excludes value added tax and similar taxes, discounts and sales between Group companies.

Revenue comprises amounts charged to customers in respect of the sale of handsets and accessories, monthly access charges, airtime usage, messaging, the provision of other mobile telecommunication services including data services, cable television, broadband, fixed line telecommunication, entertainment services, and interconnect revenue arising from agreements entered into with other networks.

Access charges and airtime used by contract customers are invoiced and recorded as part of a periodic billing cycle and recorded as revenue over the related access period, with unbilled revenue resulting from services already provided from the billing cycle date to the end of each period accrued. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime or the credit expires.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(c)	Revenue (continued)

Revenue from data services is recognised when the related service has been delivered to the customer. Revenues from the sale of handsets and accessories are recognised when the significant risks and rewards of ownership have been passed to the buyer. Revenues from the sale of handsets arises only in a limited number of the Company’s subsidiaries that purchase handsets and sell them directly to dealers or where the Group purchases and sells selected inventory primarily to corporate customers. In most subsidiaries, handsets are sold to dealers by distributors acting as principals.

Monthly subscription revenue is recognised in the month of service delivery for active subscriber accounts, or pro-rated on a straight line basis for partial month’s active service. Monthly subscriptions are billed monthly in advance and subject to a 12 month initial contract period.

Transactional revenue is recognised in the month of service delivery or billable event and is inclusive of but not limited to TVOD, PPV and VOIP services. Equipment rental fees are billed monthly in advance from the date of subscriber activation or date of installation if the equipment is supplied after activation date.

Revenue arising from interconnect and roaming agreements with other networks is recognised gross, with amounts due to other networks recognised as a component of direct operating and subscriber acquisition costs.

The Group earns revenue from arrangements to provide capacity under Indefeasible rights of use (“IRU”) with third parties. Advance payments received at the start of the arrangement are recognised as revenue over the initial period of the IRU agreement (generally between 5 and 15 years). Unearned IRU revenue net of the amount recognisable within one year is disclosed as deferred revenue in other long term liabilities and the amount recognisable within one year is disclosed as deferred revenue in current liabilities.

Revenue arrangements with multiple deliverables ("bundled offers" such as equipment and services sold together) are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration is then allocated among the separate units of accounting based on their relative fair values or on the residual method. Revenue is then recognised separately for each unit of accounting.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(d)	Direct operating and subscriber acquisition costs

Direct operating and subscriber acquisition costs comprise interconnection costs, roaming costs, rental of channel, costs of handsets, equipment and other accessories sold, commissions and fees paid to the Group’s distributors, dealer margin and card production costs.

Contract costs eligible for capitalisation as incremental costs of obtaining a contract comprise sales commissions and other third-party acquisition costs resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the average contract term or average retention period, depending on the circumstances. If however the amortisation period is less than one year then these costs are expensed in the period incurred. Up to 31 March 2018, these costs were expensed when incurred.

Dealer margin and card production costs, which relate to prepaid airtime credit that has been activated but not yet consumed by customers, are deferred until such time as the customer uses the airtime, or the credit expires, upon which time the cost is expensed as part of direct and subscriber acquisition costs. Provision is also made for subsidies and fees that will be paid to distributors in accordance with the terms of the agreements with the distributors and for which there is a present obligation at the balance sheet date.

In all other cases, including acquisition of prepaid telecommunications customers, subscriber acquisition and retention costs are expensed when incurred.

(e)	Taxation

Taxation on the profit for the year comprises current and deferred taxes. Current and deferred taxes are recognised as income tax expense or benefit in the consolidated statement of comprehensive (loss)/income

(i)	Current taxes

Current tax is the expected taxation payable on the taxable income for the year, using the tax rates in force at the balance sheet date, and any adjustments to tax payable in respect of previous years.

(ii)	Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(f)	Leases

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statement of comprehensive (loss)/income on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income.

Indefeasible rights of use (“IRUs”) are evaluated in accordance with IFRIC 4 – Determining whether an arrangement contains a lease to determine if the arrangement qualifies as a lease or a service arrangement. The evaluation is based on the substance of the arrangement and requires an assessment of whether fulfilment is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. If these criteria are met, the arrangement will be classified as a lease, either operating or finance, and accounted for accordingly. If the IRU is a service arrangement, cash payments will be recorded as prepayments and expensed straight-line over the term of the agreement.

(g)	Intangible assets

Purchased intangible assets are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs meeting the criteria of IAS 38, are not capitalised and the expenditure is charged against profits in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period for an intangible asset with a finite useful life is reviewed at a minimum at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period and is treated as a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the consolidated statement of comprehensive (loss)/income. The Group has no indefinite life assets other than goodwill.

Goodwill

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the fair value of the identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can be determined only provisionally, then the Group initially accounts for the goodwill using these provisional values. Within twelve months of the acquisition date, the Group then recognises any adjustments to these provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to the provisional fair values are made as if the adjusted fair values had been recognised from the acquisition date. Goodwill on acquisition of subsidiaries is included in intangible assets.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Goodwill (continued)

Goodwill is tested for impairment annually at 31 March or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

·	Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

·	Is not larger than an operating segment based on the Group’s operating format determined in accordance with IFRS 8.

Impairment is determined by assessing the recoverable amount (higher of the value in use and fair value less costs of disposal) of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Licences

The carrying value of licences for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by subsidiaries is disclosed in Note 13.

The Group operates in an industry that is subject to constant and rapid changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licences, which have been awarded for various periods, are subject to periodic review for amongst other things, rate making, frequency allocation and technical standards.

Licences are stated at historical cost less accumulated amortisation and impairment losses. Amortisation is calculated on the straight-line method over the useful life of each licence. The initial terms of these licences vary from 5 to 15 years. Intangible assets are not revalued. Licences held, subject to certain conditions, are renewable and are generally nonexclusive. Under the terms of the respective licences, subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular systems.

Subscriber bases

Subscriber bases recognised as an intangible asset have been acquired in business combinations. Their cost corresponds to the fair value as at the date of acquisition. Subscriber bases have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the subscriber bases over their estimated useful lives of 1- 13 years. The estimated useful lives for subscriber bases are based on the specifications of the market in which they exist.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Intangible assets (continued)

Computer software

Acquired computer software is capitalised on the basis of cost incurred to bring to use the specific software. These costs are amortised over their estimated useful life of 3 years.

Contract cost assets

The Group recognises contract cost assets from sales commissions and other third party acquisition incremental costs resulting directly from securing contracts with customers. These costs are capitalised if the Group expects recoverability with future revenues and are amortised over either the contract term or average retention period, depending on the circumstances. These costs were previously expensed when incurred.

(h)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Land is not depreciated. Depreciation on other assets is calculated on the straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	40 - 50 years
Leasehold improvements	Over the life of the lease, straight line
Site infrastructure	7 – 14 years
Computers	3 years
Network equipment	7 - 20 years
Fixtures and fittings	3 – 15 years
Motor vehicles	3 – 5 years
Customer premises equipment	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Repairs and maintenance are charged to the consolidated statement of comprehensive (loss)/income during the financial period in which they are incurred. Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

The cost of major renovations is included in the carrying amount of the asset when it is probable that the future economic benefits will exceed the originally assessed standard of performance of the existing asset and will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

A liability for the present value of the cost to remove an asset on both owned and leased sites is recognised when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(h)	Property, plant and equipment (continued)

First full installation costs to customer premises including all direct materials, equipment, labour and associated costs are capitalised and amortised over a period of 3 years. After the ‘first full install’, subsequent installations are assessed to determine whether they meet the criteria for capitalisation, otherwise they are expensed as incurred.

All set top boxes and modems remain the property of the Group and are treated as Customer Premises Equipment which are capitalised and depreciated over a 3 year period from date of installation.

(i)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. For inventories intended to be sold in promotional offers calculation of net realisable value takes into account future margin expected from telecommunications services, with which the item of inventories is offered.

(j)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, deposits held at call with financial institutions, and other short term highly liquid investments with original maturities of three months or less value (excluding amounts held in debt reserve or interest escrow), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(k)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. Refer to 2(l) for accounting policy in relation to impairment.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets

(i)	Classification

From 1 April 2018, the Group classifies its financial assets in the following IFRS 9 measurement categories:

·	those measured subsequently at fair value (either through other comprehensive income, ‘OCI’ or through profit or loss), and

·	those measured at amortised cost.

Management determines the classification of its financial assets at initial recognition.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost or fair value through OCI have cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

(ii)	The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

(iii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on settlement date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iv)	Measurement

At initial recognition, the Group measures a financial asset at its fair value. For a financial asset which is not measured at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset are also included. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which the Group classifies its debt instruments:

Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in profit or loss.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.       Summary of Significant Accounting Policies (Continued)

(l)       Investments and other financial assets (continued)

(iv)  Measurement (continued)

The Group’s financial assets at amortised cost include trade receivables, receivables from related parties, loans to related parties and loans to associates.

Fair Value through Other Comprehensive Income (FVOCI)

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in profit or loss.

Equity instruments

The Group measures all equity investments at fair value through profit or loss (FVPL). Changes in the fair value of equity instruments are recognised in other gains/(losses) in the statement of comprehensive income/(loss). The Group has not elected to classify as FVOCI and therefore fair value changes are recognised in profit or loss. Dividends are recognised in profit or loss when the Company’s right to receive ‘payments is established

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

(v)	Impairment of financial assets

From 1 April 2018, the Group assesses on a forward looking basis the expected credit losses (ECL) associated with its debt instruments and loans to related parties carried at amortised cost and FVOCI. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For credit exposures where there has not been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses that are possible within the next 12 months (a 12-month ECL). For credit exposures where there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). A financial asset is written off when there is a no reasonable expectation of recovering the contractual cash flows.

Impairment losses for trade receivables and contract assets are recognised based on the simplified approach permitted by IFRS 9 which requires lifetime expected credit losses to be recognised from the initial recognition of the receivables. Therefore, the Group does not track changes in credit risk. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk (including customer type) and aging. Contract assets have similar risk characteristics to the trade receivables for similar types of contracts. The Group establishes a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to its customers and the economic environment. Accounts receivable may be fully provided for when specific collection issues are known to exist.

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery which is generally when receivables are past due for more than one year and are not subject to enforcement activity. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments within a reasonable timeframe considering the specific circumstances around the customer/s and the trade receivable or contract asset.

The Group applies IFRS 9 in accounting for its long-term interest in associates and IAS 28 to its net investment in the associate. This results in the following process: (a) applying IFRS 9 impairment requirements prior to absorbing share of losses in the associate; and (b) using probability-weighted scenarios for realisation of its long-term interest.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

Accounting policies applied prior to 1 April 2018

The Group allocates financial assets to the following IAS 39 categories: loans and receivables and available-for-sale financial assets. Management determines the classification of its financial instruments at initial recognition. Purchases and sales of financial assets are recognised on settlement date.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

i)	those that the Group intends to sell immediately or in the short term, which are classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss; and

ii)	those that the Group upon initial recognition designates as available for sale; or

iii)	those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration.

Loans and receivables are initially recognised at fair value – which is the cash consideration to originate or purchase the loan including any transaction costs – and measured subsequently at amortised cost using the effective interest rate method. Interest on loans is included in the consolidated statement of comprehensive income. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the loan and recognised in the consolidated statement of comprehensive income.

Available-for-sale financial assets

Available-for-sale investments are financial assets that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets are initial recognised at fair value, which is the cash consideration including any transaction costs, and measured subsequently at fair value with gains and losses being recognised in other comprehensive income in the consolidated statement of comprehensive (loss/income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognised. If an available-for-sale financial asset is determined to be impaired, the cumulative gain or loss previously recognised in other comprehensive (loss)/income in the consolidated statement of comprehensive income is recognised in the net profit. However, interest is calculated using the effective interest method, and foreign currency gains and losses on monetary assets classified as available for sale are recognised in operating income. A number of immaterial investments are stated at cost less provision for impairment as fair value is not reliably determinable since the investments are unquoted.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(l)	Investments and other financial assets (continued)

Accounting policies applied prior to 1 April 2018 (continued)

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimate.

(m)	Impairment of non-financial assets, other than goodwill

Definite lived assets, other than financial assets, are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognised in the consolidated statement of comprehensive (loss)/income for the amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and its value in use, and is calculated for an individual asset or for the smallest cash generating unit to which the asset belongs. Value in use is the present value of cash flows expected to be derived from an asset or cash generating unit. In assessing value in use, the cash flows are discounted to their present value using a discount rate that reflects market conditions for the time value of money and the risks specific to the asset.

(n)	Customer loyalty scheme

The Group operates a customer loyalty scheme in which subscribers accumulate points based on services used which can be redeemed for airtime or to purchase handsets from authorised dealers. A portion of the transaction price is allocated to the loyalty points awarded to customers based on relative stand-alone selling price and recognised as a contract liability until the points are redeemed. Revenue is recognised upon redemption of products by the customer. When estimating the stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points. The Group updates its estimates of the points that will be redeemed on a periodic basis and any adjustments to the contract liability balance are charged against revenue.

(o)	Financial liabilities

The Group’s financial liabilities include borrowings, trade and other payables, contract liabilities and financial guarantee contracts.

Borrowings

Borrowings are recognised initially at fair value, being their issue proceeds, net of directly attributable transaction costs. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method (EIR). Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation and foreign exchange gains or losses are included as finance costs in the statement of comprehensive loss.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Financial liabilities (continued)

From 1 April 2018, when a financial liability measured at amortised cost is modified without resulting in derecognition, a gain or loss is recognised in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. Prior to 1 April 2018, the Group recognised the difference between the original contractual cash flows and the modified cash flows over the remaining life of the instrument by adjusting the effective interest rate so that the previous carrying value accretes to the revised redemption amount.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Contract liabilities

Contract liabilities comprise the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration from the end customer or the amount is due.

(p)	Financial guarantee contracts

Effective 1 April 2018, financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with the expected credit loss model under IFRS 9, Financial Instruments and the amount initially recognised, where appropriate, the cumulative amount of income recognised in accordance with the principles of IFRS 15, Revenue from Contracts with Customers.

Prior to 1 April 2018, financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments required under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Employee benefits

Pension obligations

Certain subsidiaries participate in a defined contribution scheme, which is administered by trustees. The Group’s contribution is fixed; once the contributions have been paid, the Group has no further payment obligations. The contributions constitute the net periodic cost for the year in which they are due and are included in staff costs.

Equity compensation benefits

The Group has issued options to employees which have been accounted for as cash settled instruments. The determination of cash settled was based on the entity’s past practice of settling options in cash. The Group measures the liability for cash settled options at fair value at each reporting date.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options at the reporting date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the consolidated statement of comprehensive (loss)/income, with a corresponding adjustment to the liability.

The cost of the cash settled options is recognised, together with a corresponding increase in the liability, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date).

The liability will continue to be valued at fair value for the period after the vesting date up to settlement date with the change in the liability being reported as a gain or loss in finance income / costs and not as a component of compensation cost.

The cumulative expense recognised for cash settled transactions at each reporting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of cash settled instruments that will ultimately vest. The charge or credit to the consolidated statement of comprehensive (loss)/income for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest.

(r)	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of comprehensive (loss)/income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(s)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax from the proceeds.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

(t)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a)	Impairment of loan to DHCAL

Applicable from 1 April 2018

The measurement of the expected credit loss (ECL) allowance for loans to DHCAL requires the use of models and significant assumptions about future economic conditions, including the sale of the operating entity within DHCAL.

Judgements are also required in applying the accounting requirements for measuring ECL, such as:

·	Choosing appropriate assumptions for the measurement of ECL; and

·	Establishing appropriateness of forward-looking information.

The measurement of expected credit losses using IFRS 9 was higher than the impairment calculated by reference to IAS 36. Further details about judgements and estimates made by the Company are set out in Note 15.

Applicable prior to 1 April 2018

The impairment indicators in IAS 39, Financial Instruments, were applied to loans to DHCAL. If impairment was indicated, the recoverable amount is calculated by reference to IAS 36, Impairment of Assets. The impairment review involves estimating the recoverable amount of an asset and comparing it with its carrying value. The recoverable amount is the higher of the fair value less cost of disposal and the value in use. Value in use is determined using discounted cash flow analysis. The Group uses its judgement to make assumptions that are mainly based on market conditions existing at the end of each reporting period, such as discount rates, EBITDA multiples, projected cash flows and other relevant inputs.

b)	Fair values and useful lives of property, plant and equipment and intangible assets

The measurement of property, plant and equipment and intangible assets involves the use of estimates for determining the fair value at the acquisition date particularly in the case of assets acquired in a business combination.

Furthermore, the expected useful lives of these assets must be estimated. The annual depreciation and amortisation charge is also sensitive to the estimated useful lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary based on factors such as technological change, network investment plans, expected level of usage and physical condition of the assets concerned.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

c)	Goodwill impairment

The recoverable amount of cash generating units has been determined based on the higher of value in use and fair value less costs of disposals calculations. These calculations require the use of judgement and estimates. Key estimates used in the value of use calculations include discount rates, management’s expectations of future revenue growth, customer acquisition and retention costs, churn rates, capital expenditure and market share for each cash-generating unit. The estimates can have a material impact on the amount of any goodwill impairment. Refer to Note 13.

d)	Bundling of products and services

In bundling of products and services, identifying performance obligations and determining the stand-alone selling prices requires management judgment. Revenue is allocated between the goods and services identified as a separate performance obligation based on their relative stand-alone selling price. The stand-alone selling price determined for goods or services may impact the timing of the recognition of revenue. Determining the stand-alone selling price of each performance obligation can require complex estimates if those are not directly observable. The Group’s estimation of stand-alone selling prices that are not directly observable are mainly based on expected cost plus a margin.

e)	Interconnect income and payments to other telecommunications operators

In certain instances, Digicel relies on other operators to measure the traffic flows interconnecting with its networks. Estimates are used in these cases to determine the amount of income receivable from, or payments Digicel needs to make, to these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.

f)	Litigation

The Group exercises judgement in recognising and measuring provisions and the exposure to contingent liabilities related to pending litigation. Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provisions.

g)	Sale and leaseback of towers

The Group has accounted for the sale and leaseback of towers as an operating lease after consideration of the criteria in IAS 17, Leases. In determining whether the present value of the minimum lease payments over the lease term amounts to substantially all of the fair value of the asset and whether the lease term is for a major part of the remaining economic life, judgement is required to determine the likelihood of the Company exercising renewal options for the lease.

Based on the staggered expiry of lease terms for various towers under the arrangement, management concluded that there is no economic or technical compulsion or incentive to renew the lease as the staggered terms of leases make it easier to locate and move to alternative space for expiring leases without significant disruption to the business. As a result, the exercise of lease renewal options is not reasonably certain and no renewal periods have been taken into consideration in the determination of the lease term. Accordingly, the lease has been determined to be an operating lease.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

h)	Income taxes

The Group operates in developing countries where the tax systems, regulations and enforcement processes have varying stages of development creating uncertainty regarding the application of the tax law and interpretation of tax treatments. The Group is also subject to tax audits in the countries where it operates. When there is uncertainty over whether the taxation authority will accept a specific tax treatment under the local tax law, that tax treatment is therefore uncertain. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the ultimate outcome. Therefore, judgment is required to determine provisions for taxes.

In assessing whether and how an uncertain tax treatment affects the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, the Group assumes that a taxation authority with the right to examine amounts reported to it will examine those amounts and have full knowledge of all relevant information when making those examinations.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.

i)	Distributor arrangements

In most of the markets in which the Group operates, handsets are purchased from the manufacturer and sold to dealers by distributors.

To determine whether the entity’s performance obligation is to provide the specified goods itself or to arrange for those goods to be provided by the supplier, the entity identifies the specified good or service to be provided to the customer and assesses whether it controls that good or service before the good or service is transferred to the customer. Digicel concludes that it does not control the handsets before they are transferred to customers.

The Group has considered the key terms of the agreements with the distributors in the context of the indicators below to determine that the distributors are acting as principals when they sell handsets to the authorised dealer network.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

3.	Critical Accounting Estimates and Judgements in Applying Accounting Policies (Continued)

i)	Distributor arrangements (continued)

The Group considers the following indicators, which provide further evidence that it does not control the specified goods before they are transferred to the customers:

·	the distributor is primarily responsible for fulfilling the promise to provide the goods to the customer. The distributor is primarily responsible for providing the handsets to dealers and fulfilling orders. Digicel is neither obliged to provide to goods if the distributor fails to transfer the goods to the customer, nor responsible for the acceptability of the goods. Any product issues encountered by dealers are remedied either directly with the distributors or manufacturers, through the distributors.

·	Digicel does not take inventory risk at any time before or after the goods are transferred to the customer. Digicel does not commit itself or obtain the goods from the supplier before the goods are purchased by the customer, and does not accept responsibility for any damaged or returned goods. The distributors assume the risk of physical loss or damage before or after the dealer order, during shipping and on return. The Group pays subsidies and fees to the distributors, but the majority of the general inventory risk of losses arising from lost, damaged and stolen inventory rests with the distributors.

Prior to the adoption of IFRS 15, the Group considered credit risk which is no longer an indicator in assessing principal vs. agent conclusion.

Based on this, the Group determined that the distributors are acting as principals in respect of the procurement and distribution of handsets and not as agents of the Group. Therefore, the Group does not recognise revenue on the sales of handsets by the distributors (see Note 2(c)).

j)	Equity method accounting for DHCAL

The Group has a 43.59% interest in the ownership and voting rights of DHCAL, which provides cellular telephone services in Panama through its 100% owned subsidiary Digicel Panama S.A. The Company’s controlling shareholder, Mr. O’Brien, holds a majority (51.85%) of the voting rights of DHCAL. By virtue of holding a majority of the voting rights, Mr. O’Brien has the power to appoint a majority of the members of the governing body that directs the relevant activities of DHCAL (i.e. the Board of Directors). There is a Shareholders’ Agreement in place between the Company and Mr. O’Brien under which the Company is entitled to appoint two of seven directors of the Board of DHCAL as long as the Company owns at least 25% of DHCAL’s voting securities. Mr. O’Brien therefore has the power to appoint five of the seven directors of the Board.

In determining whether the Group has control over DHCAL and Digicel Panama, the Group considers its entire relationship with DHCAL (including the Group’s equity investment and loans to DHCAL as well as the service agreement with DHCAL) in the context of the Shareholders’ Agreement and the requirements of IFRS 10. Despite the rights that the Group has by virtue of contractual arrangements, and the existence of indicators which suggest that the Group has more than a passive interest in DHCAL, the Group does not have the practical ability to direct the relevant activities of DHCAL unilaterally given the power that Mr. O’Brien has over DHCAL and the Group through a majority holding of the voting rights. Any influence that the Group has is subject to Mr. O’Brien’s approval. The Group, therefore, does not control DHCAL but has significant influence over it. As a result, the Group accounts for its investment in DHCAL as an associate using the equity method.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

4.	Interest in other Entities

The Group has operations in the Caribbean, South Pacific and Central America.

Material subsidiaries

The Group’s principal subsidiaries are set out in the table below:

Name of Company	Country of Incorporation/Place of business	Holding % 31 March 2019	Holding % 31 March 2018
Digicel (PNG) Limited	Papua New Guinea	100%	100%
Unigestion Holding S.A (trades as Digicel Haiti)	Haiti	100%	100%
Digicel (Jamaica) Limited	Jamaica	100%	100%
Digicel (Trinidad & Tobago) Limited	Trinidad and Tobago	100%	100%
Digicel S.A. de CV (trades as Digicel El Salvador)	El Salvador	100%	100%
Telecommunications (Bermuda & West Indies) Limited (trades as Digicel Bermuda)	Bermuda	100%	100%
U-Mobile (Cellular) Inc. (trades as Digicel Guyana)	Guyana	100%	100%
Digicel (Grenada) Limited (a)	Grenada	100%	100%
Digicel (St. Lucia) Limited (a)	St. Lucia	100%	100%
Digicel (SVG) Limited (a)	St. Vincent	100%	100%
Digicel Suriname Limited	Suriname	87.7%	87.7%
Digicel French Caribbean SAS (b)	France	100%	100%
Digicel (Barbados) Limited	Barbados	75%	75%
Digicel Cayman Limited	Cayman Islands	96.875%	96.875%

(a)	These entities together comprise East Caribbean for the purposes of a reportable segment. Digicel has a 91.02% holding in Digicel OECS Limited, the immediate parent company of these entities.

(b)	Digicel French Caribbean SAS (‘French West Indies’) comprises Digicel’s operations in French Guiana, Guadeloupe and Martinique.

Associated companies

The Group has one significant associated company, Digicel Holdings (Central America) Limited (“DHCAL”) which is incorporated in Panama. DHCAL owns a telecommunications business in Panama operated through Digicel Panama S.A. (Note 15).

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

4.	Interest in other Entities (Continued)

Holding companies

The Group has a number of non-operating holding companies established for the purposes of carrying out the treasury and administrative activities of the Group. The most significant holding companies are:

Name of Company	Country of Incorporation	Holding % 31 March 2019	Holding % 31 March 2018
Digicel Group One Limited *	Bermuda	100%	-
Digicel Group Two Limited *	Bermuda	100%	-
Digicel Limited	Bermuda	100%	100%
Digicel International Finance Limited	St. Lucia	100%	100%
Digicel Holdings (Bermuda) Limited	Bermuda	100%	100%
Digicel Caribbean Limited	St. Lucia	100%	100%
Digicel Pacific Limited	Bermuda	100%	100%

*New holding companies were created as part of the senior secured notes exchange offer which was completed in January 2019 (Note 20).

5.	Segment Reporting

Management has determined the operating segments based on the reports reviewed by the CODM (the Board of Directors) that are used to make strategic decisions. The Board of Directors assess the performance of the operating segments based on segment results. The Group defines segment results to be net profit/(loss) plus: finance costs, net foreign exchange (gain)/loss, impairment loss from associates, taxation, (gain)/loss on disposal of assets, depreciation and amortisation, compensation expenses relating to share options and other non-recurring non-operating income or expense. Segment results are used by the Board and management as a measure of profitability.

Capital expenditure comprises cash additions to property, plant and equipment and intangible assets, excluding additions resulting from business combinations.

East Caribbean and French West Indies were aggregated based on similar economic characteristics including products and services, customers and regulatory environment.

During the year, the Group performed a balance sheet remediation exercise which resulted in the Group recording a charge of $24 million for errors and adjustments relating to the year ended 31 March 2018 and earlier periods. The prior year balance sheet was not restated on the basis of materiality. However, for purposes of presentation of the segment information, the Group has excluded the charge from the segment results for the year ended 31 March 2019 in order to present the true underlying performance for the year. The segment results for the years 31 March 2018 and 2017 have not been restated.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

5.	Segment Reporting (Continued)

Year ended 31 March 2019	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	344,768	307,404	349,146	254,343	163,431	85,741	90,902	88,840	66,756	576,210	-	2,327,541
Inter-segment revenue	-	(4,142)	(1,186)	-	-	-	-	-	-	(20,001)	-	(25,329)
External revenue	344,768	303,262	347,960	254,343	163,431	85,741	90,902	88,840	66,756	556,209	-	2,302,212
Segment result	160,499	160,303	154,381	135,021	52,085	11,616	32,711	56,434	28,120	221,408	(52,569)	960,009
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets												(482,735)
Other income												54,136
Other non-operational expenses												(52,431)
Operating profit												478,979
Finance income												941
Finance costs												(558,365)
Share of loss of associates												(21,170)
Impairment of loans to associates												(55,088)
Loss before taxation												(154,703)
Taxation												(132,483)
Net loss												(287,186)
Cash and cash equivalents	41,819	9,514	5,039	(3,309)	1,963	2,048	2,651	1,311	2,118	46,822	171,356	281,332
Other current assets												503,740
Non-current assets												3,441,282
Total assets												4,226,354
Capital expenditure	46,416	26,203	35,000	43,631	48,789	12,310	26,092	3,864	11,430	128,496	-	382,231
Depreciation and amortisation	60,942	59,287	87,503	63,469	26,453	19,251	18,477	9,832	8,109	101,766	-	455,089
Impairment of property, plant and equipment and intangible assets	3,394	-	15,673	-	-	-	1,972	-	-	6,607	-	27,646

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

5.	Segment Reporting (Continued)

Year ended 31 March 2018	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	333,231	354,504	380,277	262,789	175,841	84,964	92,443	87,130	63,884	605,174	-	2,440,237
Inter-segment revenue	-	(3,960)	(1,295)	-	-	-	-	-	-	(19,062)	-	(24,317)
External revenue	333,231	350,544	378,982	262,789	175,841	84,964	92,443	87,130	63,884	586,112	-	2,415,920
Segment result	137,985	190,213	166,728	134,033	61,190	9,568	44,246	62,862	37,312	216,432	(53,461)	1,007,108
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets												(505,720)
Other income												27,614
Other non-operational expenses												(74,862)
Operating profit												454,140
Finance income												924
Finance costs												(503,059)
Share of loss of associates												(17,347)
Impairment of investments												(4,894)
Loss before taxation												(70,236)
Taxation												(149,280)
Net loss												(219,516)
Cash and cash equivalents	57,437	11,947	9,269	6,139	4,951	4,703	2,251	549	2,127	45,486	12,948	157,807
Other current assets												589,414
Non-current assets												3,618,115
Total assets												4,365,336
Capital expenditure	51,292	51,427	98,321	65,578	28,655	11,790	52,474	2,761	12,208	120,338	-	494,844
Depreciation and amortisation	64,618	62,246	73,044	58,450	15,739	16,759	16,072	8,350	9,170	130,439	-	454,887
Impairment of property, plant and equipment and intangible assets	1,185	5,510	3,731	2,700	-	-	319	-	707	36,681	-	50,833

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

5.	Segment Reporting (Continued)

Year ended 31 March 2017	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	361,237	380,254	418,552	260,788	172,935	90,138	92,371	92,094	67,006	601,242	-	2,536,617
Inter-segment revenue	-	(5,017)	(1,679)	-	-	-	-	-	-	(24,892)	-	(31,588)
External revenue	361,237	375,237	416,873	260,788	172,935	90,138	92,371	92,094	67,006	576,350	-	2,505,029
Segment result	159,329	202,466	157,953	139,904	70,323	7,787	42,590	57,952	31,820	202,183	(40,509)	1,031,798
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets												(428,292)
Other income												9,658
Other non-operational expenses												(8,995)
Operating profit												604,169
Finance income												1,335
Finance costs												(465,321)
Share of loss of associates												(19,427)
Impairment of investments												(4,156)
Profit before taxation												116,600
Taxation												(153,539)
Net loss												(36,939)
Cash and cash equivalents	50,204	12,631	18,182	12,287	2,965	1,522	1,802	3,695	1,520	50,040	77,690	232,538
Other current assets												511,067
Non-current assets												3,503,508
Total assets												4,247,113
Capital expenditure	23,558	45,537	120,210	88,181	12,996	18,282	12,814	9,309	8,283	90,170	-	429,340
Depreciation and amortisation	58,680	60,834	74,587	43,690	11,407	18,860	13,484	8,726	9,050	117,499	-	416,817
Impairment of property, plant and equipment and intangible assets	-	9,725	-	-	-	-	-	-	-	1,750	-	11,475

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

6.       Revenues

The Group derives revenue from the transfer of services (over time) and equipment (point in time) in the following major product lines and geographical markets for the year ended 31 March 2019:

	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	244,675	284,114	251,425	173,720	122,752	65,046	38,439	81,865	49,509	339,319	1,650,864
Business solutions	61,712	12,362	27,217	17,181	19,478	11,179	27,422	1,116	8,351	61,556	247,574
Cable TV and broadband	23,501	-	29,316	57,257	-	-	20,923	-	-	59,693	190,690
Other	4,251	7,705	26,847	2,504	2,081	1,619	295	4,705	1,614	69,051	120,672
Service revenue	334,139	304,181	334,805	250,662	144,311	77,844	87,079	87,686	59,474	529,619	2,209,800
Handset and other equipment	10,629	3,223	14,341	3,681	19,120	7,897	3,823	1,154	7,282	21,262	92,412
Total revenue	344,768	307,404	349,146	254,343	163,431	85,741	90,902	88,840	66,756	550,881	2,302,212

Revenues in current year totaling $114,484,000 were included in the contract liabilities at the beginning of the year.

The aggregate transaction price allocated to the remaining performance obligations that are unsatisfied or partially unsatisfied as at 31 March 2019 is $147,999,000. The Group is expecting to recognise this revenue within 12-36 months.

The Group applied the cumulative catch-up method for adopting IFRS 15 and, as allowed by the transition rules, has chosen to retain the revenue disclosures for years ended 31 March 2018 and 2017 in accordance with IAS 18 as follows:

	2019 $’000	2018 $’000	2017 $’000
Provision of services	2,209,800	2,344,490	2,422,472
Equipment sales	92,412	71,430	82,557
	2,302,212	2,415,920	2,505,029

Equipment sales include revenue from handsets and business solutions equipment.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

7.      Finance Income and Costs

	2019 $’000	2018 $’000	2017 $’000
Finance income:
Interest income	941	924	1,335
Finance costs:
Interest expense	(472,539)	(455,917)	(445,276)
Fees for early repayment of Senior Notes	-	(4,924)	-
Amortisation of debt discount and financing fees	(20,146)	(17,254)	(19,448)
Deferred financing fees expensed on extinguishment of debt (Note 20)	(4,424)	(10,421)	-
Loss on debt modification (Note 20)	(55,681)	-	-
Other finance related costs	(2,553)	(16,542)	(8,577)
Fair value credit in respect of vested stock options (Note 26)	-	-	7,573
Foreign exchange (losses)/gains on loans	(3,022)	1,999	407
	(558,365)	(503,059)	(465,321)

8.      Net Foreign Exchange Losses

	2019 $’000	2018 $’000	2017 $’000
Foreign exchange (losses) / gains on loans (Note 7)	(3,022)	1,999	407
Other foreign exchange losses (Note 9)	(27,811)	(20,315)	(7,060)
	(30,833)	(18,316)	(6,653)

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

9.	Analysis of Expenses

	2019 $’000	2018 $’000	2017 $’000
Direct operating and subscriber acquisition costs:
Interconnect costs	176,599	191,950	215,193
Subscriber acquisition costs (excluding handset cost)	36,982	47,225	78,500
Costs of equipment sales	73,145	67,407	63,957
Dealer margins and card production costs	96,672	105,723	120,218
Data and roaming charges	38,500	60,088	48,071
USO levies and call taxes	27,138	32,482	45,927
Cable, Broadband & other direct operating costs	117,838	114,316	96,622
	566,874	619,191	668,488

Other operating expenses:
Site operating costs	146,843	137,273	123,468
Software and IT maintenance	34,376	27,483	30,402
Network support costs	45,421	35,182	36,572
Operating lease rentals	74,560	62,749	50,319
Advertising and promotion	59,955	74,222	84,482
Professional fees	35,231	37,419	27,136
Travel	36,684	36,090	41,402
Facilities costs	55,925	55,008	54,888
Gain on disposal of property, plant and equipment and intangible assets	(83,251)	(36,770)	(38,502)
Contribution to Digicel Foundation	7,544	6,336	7,718
Other foreign exchange losses (Note 8)	27,811	20,315	7,060
Restructuring costs – non-staff related	46,604	56,668	20,161
Other expenses	79,982	66,897	45,093
	567,685	578,872	490,199

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

9.	Analysis of Expense (Continued)

	2019 $’000	2018 $’000	2017 $’000
Digicel 2030 and Restructuring costs
Voluntary Separation Plan / Termination costs included in staff costs (Note 10)	8,825	15,663	31,123
Restructuring costs –non-staff related included in other operating expenses	46,604	56,668	20,161
	55,429	72,331	51,284

In December 2016, the Company announced a Group wide transformation programme called Digicel 2030. The programme consists of multiple initiatives including a cost reduction programme, significant redesign of the organisational structure, digitalisation of customer facing activities and a global network upgrade programme. The voluntary separation plan / termination costs in 2017, 2018 and 2019 relate to phases of the headcount reduction plan.

Restructuring costs primarily relate to the cost of consultants and other non-recurring activities incurred during the period of three years ended 31 March 2019, attributable to Digicel 2030.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

10.	Staff Costs

	2019	2018	2017
	$’000	$’000	$’000
Salaries	213,751	214,464	261,948
Statutory contributions	18,212	19,142	18,383
Pension contribution (Note 30)	5,972	6,710	5,787
Equity compensation charge under IFRS 2 (Note 26)	(13,119)	13,074	(12,859)
Employee profit share scheme	3,862	4,270	2,013
Voluntary Separation Plan / Termination costs (Note 9)	8,825	15,663	31,123
Other	10,311	12,288	17,144
	247,814	285,611	323,539
11.	Taxation

At the present time no income, profit, capital transfer or capital gains taxes are levied in Bermuda and accordingly no provision for such taxes has been made by the Group and its subsidiaries incorporated in Bermuda. In the event of such taxes being enacted in Bermuda, the Group has received an undertaking from the Minister of Finance in Bermuda, under the Exempted Undertaking Tax Protection Act, 1966 exempting the Group from all such taxes until 31 March 2035.

The Group’s subsidiaries incorporated in the Cayman Islands are not liable to taxation under Cayman Islands’ tax laws.

Digicel Caribbean Limited (DCL), Digicel International Finance Limited (DIFL) and Digicel Eastern Caribbean Limited (DECL) are taxable at a rate of 1% on their income earned outside of Caribbean countries who are signatories to the CARICOM Double Taxation Agreement under the International Business Companies Act. Where DCL’s income, DIFL’s and DECL’s income are earned from within CARICOM countries and has been taxed at source, this income is relieved from taxation.

Income taxes for all other subsidiaries are based on statutory income tax rates prevailing in each jurisdiction.

The Group’s tax charge comprises:
	2019	2018	2017
	$’000	$’000	$’000
Current income tax	118,491	151,506	139,122
Prior year (over)/under provision	(9,486)	9,043	(3,081)
Deferred taxation (Note 21)	(6,746)	(28,549)	(7,419)
Withholding tax on intercompany charges	30,224	17,280	24,917
Tax charge	132,483	149,280	153,539

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

11.	Taxation (Continued)

The tax on the Group’s (loss)/profit before taxation differs from the theoretical amount that would arise as follows:

	2019	2018	2017
	$’000	$’000	$’000
Profit before tax in taxable jurisdictions, net - operating companies	501,599	382,177	595,168
Profits/(losses) before tax in tax free or 1% jurisdictions, net
- operating companies	42,473	37,753	47,879
- holding companies	(698,775)	(490,166)	(526,447)
Group (loss)/profit before tax	(154,703)	(70,236)	116,600
Tax calculated at domestic tax rate applicable to profits in the respective countries	144,283	120,816	120,049
Effect of:
Expenses not deductible for tax purposes	19,780	18,065	14,788
Income in taxable jurisdictions not subject to tax	(42,641)	(15,668)	(12,581)
Effect on deferred tax from change in tax rate	(7,127)	-	-
Adjustments for current tax of prior periods	(9,486)	9,043	(3,081)
Tax effect of losses utilised	(2,013)	(844)	-
Adjustment of deferred tax recognised in respect of unremitted earnings from subsidiaries	(3,196)	(12,396)	191
Adjustment for deferred tax of prior periods	(6,441)	-	1,092
Current year tax losses for which no deferred income tax asset was recognised	5,196	13,413	8,229
Withholding tax on intercompany royalty charges	30,224	17,280	24,917
Other	3,904	(429)	(65)
Actual tax charge	132,483	149,280	153,539

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

12.	Other Income

		2019	2018	2017
		$’000	$’000	$’000
Insurance proceeds – Hurricane Matthew	(a)	-	3,148	9,658
Insurance proceeds – Hurricanes Irma and Maria	(b)	37,323	24,466	-
Compensation from supplier	(c)	25,000	-	-
Loss on disposal of subsidiaries	(d)	(8,187)	-	-
		54,136	27,614	9,658

Insurance proceeds are recognised when the receipt of the compensation is virtually certain which generally coincides with the receipt of cash.

(d)	This represented the final insurance proceeds related to losses incurred in Haiti due to the hurricane in October 2016.

(e)	During the year, final insurance proceeds of $40,000,000 were received in respect of losses incurred in the Caribbean due to hurricanes Irma and Maria. $37,323,000 related to property, plant and equipment has been recognised as other income. The balance of $2,677,000 has been credited against incremental operating and recovery costs incurred after final assessments were completed. In the prior year, interim insurance proceeds of $35,000,000 were received with $24,466,000 related to property, plant and equipment and $10,534,000 against incremental operating and recovery costs.

(f)	This represents compensation from a supplier for operating losses due to delays and stoppage in project work.

(g)	In April 2018, Digicel sold its 77.3% equity stake in Northbrook Holdings Pte Limited (which owned 99% of Myanmar Red Dot Network Limited, a payments company in Myanmar) for $0.5 million. The loss on disposal was $8.8 million.

In April 2018, Digicel completed the sale of its shareholding in Fundamental Limited (which owned an outdoor advertising business in Jamaica through its subsidiary National Outdoor Advertising Limited) for $3.5 million before working capital adjustments. The gain on disposal was $0.6 million.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets

	Goodwill	Licenses	Software	Subscriber Bases	Trade Marks	Contract Cost Assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 March 2018
Cost	1,072,625	795,521	134,356	139,946	19,840	-	2,162,288
Accumulated amortisation	-	(489,887)	(120,753)	(106,908)	(9,199)	-	(726,747)
Net book value	1,072,625	305,634	13,603	33,038	10,641	-	1,435,541

Year ended 31 March 2018
Opening net book amount	1,043,059	345,395	12,169	36,554	11,724	-	1,448,901
Additions	-	87	8,527	-	487	-	9,101
Acquired in business combinations	9,295	-	-	4,206	-	-	13,501
Amortisation charge	-	(42,968)	(7,156)	(7,799)	(1,631)	-	(59,554)
Adjustments arising from finalisation of purchase price adjustments	635	-	-	-	-	-	635
Translation difference	19,636	3,120	63	77	61	-	22,957
Closing net book value	1,072,625	305,634	13,603	33,038	10,641	-	1,435,541

At 31 March 2019
Cost	1,025,832	780,386	141,243	133,081	19,653	109,797	2,209,992
Accumulated amortisation	-	(509,796)	(124,623)	(108,239)	(10,428)	(91,388)	(844,474)
Net book value	1,025,832	270,590	16,620	24,842	9,225	18,409	1,365,518

Year ended 31 March 2019
Opening net book amount	1,072,625	305,634	13,603	33,038	10,641	-	1,435,541
Change in accounting policy (Note 2)	-	-	-	-	-	21,355	21,355
As restated, 1 April 2018	1,072,625	305,634	13,603	33,038	10,641	21,355	1,456,896
Additions	-	4,005	5,976	-	248	19,913	30,142
Business disposals	(1,292)	-	-	-	-	-	(1,292)
Impairment	(4,304)	-	(2,303)	-	-	-	(6,607)
Amortisation charge	-	(41,595)	(6,612)	(7,939)	(1,664)	(22,859)	(80,669)
Adjustments arising from finalisation of purchase price adjustments	(1,426)	-	-	-	-	-	(1,426)
Transfers and reclassifications (Note 14)	-	4,253	6,038	-	-	-	10,291
Translation difference	(39,771)	(1,707)	(82)	(257)	-	-	(41,817)
Closing net book value	1,025,832	270,590	16,620	24,842	9,225	18,409	1,365,518

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets (Continued)

Impairment tests for goodwill

The Group determines whether goodwill is impaired at least on an annual basis or when events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the recoverable amount of the cash generating unit (CGU) to which the goodwill is allocated. The recoverable amount of CGUs is determined using the higher of value in use and fair value less costs of disposal. The allocation of goodwill to the Group’s CGUs identified according to country/region of operation is as follows:

	2019	2018
	$’000	$’000
Papua New Guinea	270,009	279,849
Jamaica	228,991	228,669
Haiti	61,096	78,368
French West Indies	67,756	79,367
Samoa	48,147	48,694
Trinidad & Tobago	48,428	48,428
East Caribbean	38,566	38,566
El Salvador	37,476	37,476
Cayman Islands	34,517	34,517
Curacao	40,110	40,110
Vanuatu	19,776	20,751
Barbados	21,187	21,187
Bermuda	28,139	28,139
Other	81,634	88,504
	1,025,832	1,072,625

For the year ended 31 March 2019, management tested the goodwill allocated to all of the countries/regions of operation noted above (including each country comprising “Other”) for impairment. Impairments of $4,304,000 were identified in certain hurricane impacted markets. The remaining decrease in goodwill shown above is primarily due to the impact of foreign currency translation movements on goodwill mainly in Papua New Guinea, Haiti and French West Indies.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

13.	Intangible Assets (Continued)

The cash flow projections used in the value in use calculations are based on financial budgets approved by management and the Board for a one-year period. Cash flows beyond the projections are extrapolated using the estimated growth rates, EBITDA and capital expenditure rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. The present value of the expected future cash flows from the CGU is discounted based upon the estimates of the weighted average cost of capital for each CGU. Assumptions are based on past performance and management’s expectations for the future. When the value in use model resulted in the recoverable amount being lower than the carrying value of CGUs, management determined the fair value less costs of disposal (FVLCD) of the CGUs. FVLCD is determined using recent telecom transaction benchmarks as well as trading comparables including potential synergies where relevant.

Key assumptions used for value in use calculations:

	Revenue Growth Rate	EBITDA to Revenue	Capital Expenditure to Revenue	Discount Rate
Papua New Guinea	3.0%	49%	9%	13.0%
Jamaica	0%	42%	9%	13.0%
Haiti	2.0%	44%	11%	15.0%
French West Indies	1.0%	24%	8%	11.6%
Trinidad & Tobago	2.0%	47%	8%	11.6%
East Caribbean	2.0%	49%	7%	11.6%
El Salvador	2.0%	21%	8%	11.6%
Cayman Islands	2.0%	39%	8%	11.6%
Curacao	1.0%	44%	6%	11.6%
Samoa	1.0%	43%	7%	13.0%
Vanuatu	2.0%	29%	8%	13.0%
Barbados	0%	51%	7%	11.6%
Bermuda	3.0%	36%	6%	11.6%
Other	0% - 3.0%	30% - 63%	7% - 12%	11.6% - 15.0%

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant & Equipment

	Land and Building	Leasehold Improvements	Site Infrastructure	Computers & Network Equipment	Fixtures & Fittings	Motor Vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At Cost -
At 31 March 2017	130,699	57,772	1,402,731	2,392,427	107,478	57,927	4,149,034
Additions	344	3,291	455,504	40,729	2,958	1,275	504,101
Acquired in business combinations	-	-	8,401	-	-	-	8,401
Disposals	(6,570)	(167)	(116,566)	(276,213)	(3,415)	(3,174)	(406,105)
Transfers and Reclassifications	126	(957)	(257,789)	268,372	(10,996)	1,244	-
Translation differences	2,072	1,143	24,943	55,683	1,513	697	86,051
At 31 March 2018	126,671	61,082	1,517,224	2,480,998	97,538	57,969	4,341,482
Change in accounting policy (Note 2)	-	-	-	6,962	-	-	6,962
As restated, 1 April 2018	126,671	61,082	1,517,224	2,487,960	97,538	57,969	4,348,444
Additions	-	257	345,890	52,621	666	(467)	398,967
Disposals	(544)	(1,396)	(25,254)	(18,591)	(2,335)	(3,036)	(51,156)
Business Disposals	-	(182)	(3,195)	(2,733)	(5,616)	-	(11,726)
Impairment	-	-	(12,441)	(3,232)	-	-	(15,673)
Transfers and reclassifications (Note 13)	273	1,982	(382,871)	358,771	9,275	2,279	(10,291)
Translation differences	(8,231)	(161)	(75,321)	(139,575)	(949)	(2,238)	(226,475)
At 31 March 2019	118,169	61,582	1,364,032	2,735,221	98,579	54,507	4,432,090
Depreciation -
At 31 March 2017	14,743	38,591	657,172	1,477,159	66,775	26,973	2,281,413
Charge for the year	3,481	3,158	85,319	287,599	8,096	7,680	395,333
Disposals	(257)	(167)	(111,810)	(276,203)	(3,411)	(2,324)	(394,172)
Impairment	191	-	23,430	26,594	315	303	50,833
Transfers and reclassifications	(178)	(1,415)	(39,869)	47,101	(5,439)	(200)	-
Translation differences	243	839	14,115	40,045	1,275	427	56,944
At 31 March 2018	18,223	41,006	628,357	1,602,295	67,611	32,859	2,390,351
Change in accounting policy (Note 2)	-	-	-	4,211	-	-	4,211
As restated, 1 April 2018	18,223	41,006	628,357	1,606,506	67,611	32,859	2,394,562
Charge for the year	3,335	3,263	81,894	271,571	7,266	7,091	374,420
Disposals	(192)	(1,065)	(23,969)	(18,261)	(1,460)	(3,024)	(47,971)
Business Disposals	-	(182)	(2,470)	(1,714)	(3,828)	-	(8,194)
Impairment	-	-	3,394	1,972	-	-	5,366
Transfers and reclassifications	(294)	24	(272)	1,359	(8)	(809)	-
Translation differences	(2,239)	717	(50,721)	(106,695)	183	(2,433)	(161,188)
At 31 March 2019	18,833	43,763	636,213	1,754,738	69,764	33,684	2,556,995
Net Book Value -
31 March 2019	99,336	17,819	727,819	980,483	28,815	20,823	1,875,095
31 March 2018	108,448	20,076	888,867	878,703	29,927	25,110	1,951,131

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

14.	Property, Plant & Equipment (Continued)

Of the Group’s property, plant and equipment, certain assets are subject to liens under the terms of the long-term loans (Note 20).

During September 2017, two category five hurricanes, Irma and Maria, passed through the North Eastern Caribbean causing extensive damage to Anguilla, BVI, Dominica and TCI (see also Note 12). The impairment amount disclosed above represents management’s final estimate.

During the year, the Group recognised a gain on disposal of property, plant and equipment of $83 million which mainly related to the sale of 451 towers in Jamaica. The transaction closed in September 2018 and the Group received proceeds of $84 million. Additional proceeds are expected for a small number of towers which had not been transferred as at 31 March 2019.

15.	Investments in Associates

Investments in associates (comprised of loans and equity investments) are as follows:

	2019	2018
	$’000	$’000
(a) Digicel Holdings (Central America) Limited (DHCAL)	42,392	96,953
(b) Other	4,522	2,064
	46,914	99,017
(c)	Digicel Holdings (Central America) Limited (“DHCAL”)

The Group has a 43.59% interest in the ownership and voting rights of DHCAL, which provides cellular telephone services in Panama through its 100% owned subsidiary Digicel Panama SA. In December 2015, DHCAL acquired the 30% equity non-controlling interest in Digicel Panama SA from the minority shareholder for consideration of $10 million. As part of the transaction, loans payable by Digicel Panama SA to the minority shareholder of $57 million were also cancelled.

The equity investment in DHCAL was written off in full in 2011 and the Group discontinued recognising its share of losses over the equity investment as at 31 March 2012.

No interest has been charged on the loan to Digicel (Central America) Group Limited since 1 April 2011. Up to 31 March 2011, interest on the loan accumulated at 13% on a paid-in-kind basis.

Effective 1 January 2014, the Company reassessed the treatment of the loans to DHCAL and determined that the loans are a part of its net investment in the associate. Therefore, as of this date, the Company commenced recognition of its share of losses in DHCAL against the carrying amount of the loan.

In January 2019, the loan agreement with DHCAL was amended to include a maturity date of 1 April 2028.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

15.       Investment in Associates (Continued)

(a)	Digicel Holdings (Central America) Limited (“DHCAL”) (Continued)

The Company applied IFRS 9 impairment requirements to its loans to DHCAL following the amendments to IAS 28 which clarified that IFRS 9 apply to long term interests, that in substance, form a part of the net investment in associate or joint venture to which the equity method is not applied. The IFRS 9 requirements are applied before applying the loss allocation and impairment requirements of IAS 28. The loans to DHCAL are classified as stage 3. The measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses with the sale of the Panama business having a significant weighting.

Loan to DHCAL $’000
At 1 April 2017	56,758
Additions	57,606
Share of losses	(17,411)
At 31 March 2018	96,953
Change in accounting policy (Note 2)	(40,689)
As restated, 1 April 2018	56,264
Additions	64,016
Impairment	(55,088)
Share of losses	(22,800)
At 31 March 2019	42,392

(b)	Other: This balance relates to two investments, one in Haiti with an initial investment of $1,500,000 and a minor investment, acquired with International Media Content Limited.

Total $’000
At 31 March 2017	1,667
Share of profit	397
At 31 March 2018	2,064
Additions	823
Share of profit	1,630
Translation differences	5
At 31 March 2019	4,522

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

15.	Investment in Associates (Continued)

Summarised statement of comprehensive loss for DHCAL

	31 March 2019	31 March 2018
	$’000	$’000
Revenue	71,841	56,944
Gross profit	30,871	24,463
Operating expenses	(49,202)	(45,887)
Depreciation and amortisation	(19,949)	(20,409)
Operating loss	(38,280)	(41,833)
Net finance costs	27	19
Other non-operating expenses	(13,709)	2,681
Taxation	(343)	(808)
Net loss	(52,305)	(39,941)
Share of losses	(22,800)	(17,411)

Summarised balance sheet statement for DHCAL

	31 March 2019	31 March 2018
	$’000	$’000
Cash and cash equivalents	204	6,478
Other current assets	35,502	25,934
Total current assets	35,706	32,412
Non-Current assets	149,926	161,188
Total Assets	185,632	193,600

Current liabilities	58,639	78,584
Non-current liabilities	579,966	519,189
Total Liabilities	638,605	597,773

Deficit	(452,973)	(404,173)
Total Liabilities and Equity	185,632	193,600

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

16.	Other Investments

	Loan $’000	Equity $’000	Total $’000
At 1 April 2017	932	29,716	30,648
Additions at cost	-	7,879	7,879
Impairment of investment	-	(5,700)	(5,700)
Repayments and disposals	(176)	(3,499)	(3,675)
Translation differences	-	(155)	(155)
At 31 March 2018	756	28,241	28,997
Change in accounting policy (Note 2)	-	1,293	1,293
As restated, 1 April 2018	756	29,534	30,290
Additions at cost	-	1,951	1,951
Fair value losses included in profit or loss	(150)	(12,111)	(12,261)
Repayments and disposals	(172)	-	(172)
Translation differences	-	(231)	(231)
At 31 March 2019	434	19,143	19,577

During the year, additions relate to equity investments in companies specialising in mobile financial services in telecommunications, technology and other sectors.

On adoption of IFRS 9, all unquoted equities are designated at fair value through profit or loss (‘FVPL’). The fair values have been estimated using a discounted cash flow model or recent transactions and resulted in the recognition of a fair value loss of $12,261,000.

During the previous financial year, the Group assessed the carrying value of several of its equity investments based on future trading prospects and recognised an impairment of $5,700,000 and reduced the carrying value to $Nil for these investments. The Group has not and does not intend to make additional investments in those companies.

On adoption of IFRS 9, all unquoted equities are designated at fair value through profit or loss. The fair values have been estimated using a discounted cash flow model or recent transactions.

17.	Prepayments

Prepayments represent amounts prepaid on Indefeasible Rights of Use (IRU) for fibre networks. The prepayments are expensed in other operating expenses over the IRU contract terms which are generally over a period of 5-15 years. The annual maintenance commitments over the life of the IRU are disclosed in Note 29(c).

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

18.	Accounts Receivable and Prepayments

	2019	2018
	$’000	$’000
Trade receivables	395,320	356,382
Less: Provision for impairment	(85,863)	(51,637)
	309,457	304,745
Contract assets	19,086	10,262
Prepayments and deposits on equipment	46,058	75,400
Value Added Tax & Corporation Tax recoverable	2,290	7,668
Deferred dealer margins and card production costs	6,848	6,441
Receivable from Digicel Holdings (Central America) Limited and subsidiaries	-	13,269
Other debtors	68,372	88,722
	452,111	506,507

Expected credit losses for year ended 31 March 2019

The expected credit losses determined for the current period are based on the Group’s historical credit losses experienced over a five to two years period prior to the period end. The historical loss rates are between 1% to 5%.

For the year ended 31 March 2018, the provision for impairment was determined using the incurred loss model.

Contract assets

The Group distinguishes between contract assets and trade receivables based on whether receipt of the consideration is conditional on something other than passage of time. Contract assets primarily relate to transactions where the Group satisfies a performance obligation to transfer equipment that is part of a bundle to the customer, but the right to payment for the equipment or the service is dependent on the Group satisfying another performance obligation in the contract and to services that were rendered but not yet billed to the customer at yearend. The contract assets are transferred to trade receivable when the right becomes unconditional, i.e. when only the passage of time is required before payment of consideration is due.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

19.	Cash and Restricted Deposits

	2019 $’000	2018 $’000
Cash and cash equivalents	281,332	157,807
Restricted deposits	25,467	41,171
	306,799	198,978
Cash and restricted deposits are denominated in the following currencies:
Jamaican dollars	11,235	10,020
Haitian gourdes	4,019	8,030
Guyanese dollars	1,248	169
Euro	12,246	7,738
Papua New Guinean kina	48,283	90,972
US dollar or US dollar pegged currencies	211,195	64,461
Other currencies	18,573	17,588
	306,799	198,978

The restricted deposits of $25,467,000 at 31 March 2019 (2018: $41,171,000) comprise:

i)	$6,856,000 held in reserve in respect of the 2017 DIFL facility agreement requirements;

j)	$2,550,000 held in reserve on programming rights for International Media Content Ltd;

k)	$2,464,000 held in reserve in accordance with the profit-sharing scheme in the French West Indies;

l)	$1,043,000 representing a guarantee of GSM license fees in Suriname;

m)	$1,963,000 held in a debt service reserve account held by Turgeau Holdings Limited;

n)	$4,479,000 held in trust accounts in Digicel Pacific Group on behalf of customers in respect of the mobile financial services business;

o)	$5,985,000 held in deposit in TT dollar as security for an equivalent EURO loan (Note 20); and

p)	other amounts on term deposits amounting to $127,000.

The weighted average effective interest rates on cash and short-term bank deposits at 31 March 2019 was 0.3% (2018 – 0.3%).

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

20.	Long Term Loans

	2019	2018
	$’000	$’000
Senior and senior secured notes	5,825,000	5,225,000
Senior secured term loans	1,162,072	1,521,592
Other loans and licence-related debt	29,946	33,036
	7,017,018	6,779,628
Less: Net unamortised discount and fee	(41,070)	(74,839)
	6,975,948	6,704,789
Accrued interest	88,223	88,247
Less: Due within 12 month	(202,947)	(110,188)
	6,861,224	6,682,848

Senior and Senior Secured Notes

Digicel Group Limited and certain of its subsidiaries have issued senior and senior secured notes. In general, the senior and senior secured notes (i) are senior obligations of the issuer of the respective notes that rank equally with all of the existing and future senior debt of such issuer and are senior to all existing and future subordinated debt of such issuer, (ii) contain, in most instances, certain guarantees from various subsidiaries of the issuers of the notes as specified in the respective indentures and (iii) with respect to the senior secured notes, are secured by certain pledges or liens over the assets and/or shares of various subsidiaries. In addition, the indentures governing the notes (except the 8.250% Senior Notes due 2020 and the 7.125% Senior Notes due 2022) contain various covenants that among other things limit the Group’s ability to incur additional debt, make dividends or other distributions in respect to capital stock, make certain investments or sell assets, create certain liens or engage in sale and leaseback transactions, engage in certain transactions with affiliates and enter into other lines of business.

In January 2019, the Group completed exchange offers in which (a) $1,937.1 million aggregate principal amount of outstanding 8.250% Senior Notes due 2020 in Digicel Group Limited (Existing 8.250% Senior Notes) were exchanged for $1,000.0 million aggregate principal amount of newly issued 8.250% Senior Secured Notes of Digicel Group One Limited and $937.1 million aggregate principal amount of newly issued 8.250% Senior Notes of Digicel Group Two Limited (New 8.250% Senior Notes) and (b) $979.0 million aggregate principal amount of Digicel Group Limited’s outstanding 7.125% Senior Notes due 2022 were exchanged for $979.0 million aggregate principal amount of newly issued 9.125% Senior Cash Pay/PIK Notes due 2024 of Digicel Group Two Limited. The purpose of the exchange offers was to extend the maturity date of certain of Digicel Group Limited’s debt obligations.

As part of the exchange offers, the Group solicited and obtained consents (the “Consent Solicitations”) from holders of its outstanding 8.250% Senior Notes due 2020 and its outstanding 7.125% Senior Notes due 2022 to adopt certain amendments to their indentures which eliminated substantially all of the restrictive covenants and events of default contained in such indentures.

As these debt exchanges were primarily to extend the maturity of the debt obligations, they have been accounted for as modifications (Note 7).

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

20.	Long Term Loans (Continued)

Senior and Senior Secured Notes (Continued)

Details of the outstanding notes of the Group are as follows:

Description	Maturity	Interest rate	Outstanding principal amount
			2019 $’000	2018 $’000
Unsecured Senior Notes:
DGL 2020 Existing Senior Notes	30 September 2020	8.250%	62,851	2,000,000
DGL 2022 Existing Senior Notes	1 April 2022	7.125%	21,004	1,000,000
DGL2 2022 New Senior Notes	30 September 2022	8.250%	937,149	-
DGL2 2024 Senior Cash Pay/PIK Notes	1 April 2024	7.125% cash + 2% in kind	978,996	-
DGL1 2022 Senior Notes	30 December 2022	8.250%	1,000,000	-
DL 2021 Senior Notes	15 April 2021	6.000%	1,300,000	1,300,000
DL 2023 Senior Notes	1 March 2023	6.750%	925,000	925,000

Senior Secured Notes:
DHBL/DIFL 8.750% Senior Secured Notes	25 May 2024	8.750%	600,000	-
			5,825,000	5,225,000

Subject to the circumstances below, the senior and senior secured notes are non-callable prior to the applicable specified call dates. At any time prior to the respective call dates, the Group may redeem all or part of the applicable notes by paying a “make whole” premium, which is the present value of all remaining scheduled interest payments to the applicable call date using the discount rate specified in the applicable indenture as of the redemption date plus 50 basis points.

In March 2019, Digicel Holdings (Bermuda) Limited and Digicel International Finance Limited (DIFL) issued $600 million of 8.75% Senior Secured Notes due 2024 as co-issuers. The net proceeds from the offering were used to repay borrowings outstanding under the DIFL revolving credit facility as well as the DIFL Term A loans.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

20.	Long Term Loans (Continued)

Senior and Senior Secured Notes

The Group may redeem all or part of the notes as the following optional redemption prices (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts, if any, as specified in the applicable indenture, to the applicable redemption date as set out below:

Optional redemption prices

DGL 2020 Existing Senior Notes	100% on or after 30 September 2018
DGL 2022 Existing Senior Notes	101.781% between 1 April 2019 and 2020, and 100% thereafter
DGL2 2022 New Senior Notes	101.0% between 30 September 2020 and 2021, and 100% thereafter
DGL 2 2024 Senior Cash Pay/PIK Notes	100% at any time up to maturity
DGL 1 2022 Senior Notes	101.0% between 30 December 2020 and 2021, and 100% thereafter
DL 2021 Senior Notes	101.5% prior to 15 April 2019 and 100% thereafter
DL 2023 Senior Notes	103.375% between 1 March 2019 and 2020, 101.688% between 1 March 2020 and 2021 and 100% thereafter

DHBL/DIFL 8.750% Senior Secured Notes	104.375% between 25 May 2021 and 2022, 102.188% between 25 May 2022 and 2023, and 100% thereafter

Senior Secured Term Loans

	2019	2018
	$’000	$’000
Digicel International Finance Limited:
Term A USD loan	-	263,250
Term A EURO loan	-	40,907
Term B USD loan	1,039,425	1,049,975
Revolving credit facility	-	46,000
Digicel (PNG) Limited	95,000	95,000
Turgeau Developments S.A.	19,587	21,891
Digicel (Trinidad & Tobago) Limited	4,812	-
Other	3,248	4,569
	1,162,072	1,521,592

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

20.	Long Term Loans (Continued)

Senior Secured Term Loans (Continued)

Digicel International Finance Limited

In May 2017, the Group, through its subsidiary, Digicel International Finance Limited (“DIFL”), entered into approximately $1,355 million of new senior secured term loan facilities comprising: $263.25 million of Term A USD loans, €33.2 million of Term A EURO loans, $955 million of Term B USD Loans, and $100 million of Revolving Credit loans.

For all USD loans, DIFL can elect to use either LIBOR or an Alternate Base Rate (‘ABR’). The ABR is the highest of (a) the Federal Funds Effective Rate plus 0.50%, (b) LIBOR plus 1.00%, (c) the Prime Rate, and (d) solely with respect to Term B loans, 2.00%.

The Term A Loans have an interest rate, depending on the election, equal to ABR plus a margin of 2.50% or LIBOR or EURIBOR (as applicable) plus a margin of 3.50%. They have a tenor of five years and are repayable quarterly commencing in June 2019 and ending in May 2022.

The Term B loans have an interest rate, depending on the election, equal to ABR plus a margin of 2.75% or LIBOR (with a LIBOR floor of 1.0%) plus a margin of 3.75%. They have a tenor of seven years and are repayable with equal quarterly instalments of 0.25% commencing in March 2018 with the balance due in full in May 2024.

In October 2017, DIFL drew down $100 million on the revolving credit facility. The revolving credit facility has an interest rate, depending on the election, equal to ABR plus a margin of 2.50% or LIBOR plus a margin of 3.50%. It has a tenor of three years and can be drawn and repaid by DIFL as required during that period.

In January 2018, DIFL entered into an amendment to its senior secured term loan facilities to increase the principal amount of the Term B loans thereunder by $100 million to approximately $1,052.6 million and to reduce the interest rate margin on all of the Term B loans from, in the case of ABR loans, 2.75% per annum to 2.25% per annum and in the case of LIBOR loans, 3.75% per annum (with a LIBOR floor of 1.0%) to 3.25% per annum (with a LIBOR floor of 0.0%).

The net proceeds of the new Term B loans, which have terms and provisions identical to those applicable to the initial Term B loans incurred under DIFL’s senior secured term loan facilities, were used to repay DIFL’s outstanding senior secured revolving credit facility.

In March 2018, DIFL drew down $46 million on the revolving credit facility and the balance of $54 million was drawn down in April 2018. The revolving credit facility was repaid in March 2019 from the net proceeds of the 8.75% Senior Secured Notes due 2024.

In March 2019, DIFL repaid the Term A loans and the amount and the amount outstanding under the revolving credit facility from the proceeds of a $600 million issue of senior secured notes.

The DIFL facility is secured by guarantees from and security over the shares and assets of DIFL and subsidiaries whose aggregate EBITDA and assets represent not less than 75% of the DIFL’s consolidated EBITDA and not less than 80% of DIFL’s total assets. DIFL and certain of its subsidiaries also guarantee the 6% Senior Notes due 2021 and the 6.75% Senior Notes due 2023.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

20.	Long Term Loans (Continued)

Senior Secured Term Loans (Continued)

Digicel International Finance Limited (continued)

DIFL is subject to customary affirmative and negative covenants under the DIFL Facility, including restrictions on investments, debt, liens, acquisitions and restricted payments, and financial maintenance covenants, consisting of a maximum total debt to EBITDA ratio and a maximum senior secured debt to EBITDA ratio. Under the total debt to EBITDA ratio, the ratio of total debt to EBITDA (for the four most recent fiscal quarters) cannot exceed 5.0 to 1.0 (after an amendment in connection with the issuance of the 8.75% Senior Secured Notes due 2024, previously 4.5 to 1.0). The ratio of total senior secured debt to EBITDA cannot exceed 3.0 to 1.0.

These financial maintenance covenants apply if DIFL has debt outstanding under either the Term Loan A Facility or the Revolving Credit Facility.  At March 31, 2019, there was no debt outstanding under these facilities.  In order to drawdown on the revolving credit facility, the Group would have to comply with such financial maintenance covenants.

The limitation on restricted payments (such as dividends or other distributions) is subject to various carve outs which, amongst other things, permit distributions to fund debt service on the notes issued by Digicel Group Limited, Digicel Group One Limited, Digicel Group Two Limited and Digicel Limited so long as no default or potential default has occurred (or giving pro forma effect thereto, would occur).

Subject to customary exceptions, DIFL is required under certain circumstances to prepay amounts owed under the DIFL Facility, including (1) percentages of excess cash flow (net of certain amounts), (2) net proceeds from dispositions of assets (including casualty proceeds) in excess of specified thresholds (subject to reinvestment rights) and (3) net proceeds from the issuance or incurrence of certain debt, if certain scheduled repayments of indebtedness of Digicel Group Limited and Digicel Limited exceed a threshold specified in the DIFL Facility.

The DIFL Facility contains certain customary events of default relating to, among other things, nonpayment of principal or interest, breaches of representations, warranties and covenants, cross-default to other material debt, insolvency, material judgments, changes of control and material adverse effects.

Digicel (PNG) Limited facilities

In July 2016, Digicel (PNG) Limited, a wholly-owned indirect subsidiary of Digicel Pacific Limited, entered into a $70.0 million loan facility with Bank of South Pacific Limited to refinance existing debt and for general corporate purposes. The loan has a tenor of three years and is repayable in full on the maturity date. The interest rate is Bank of South Pacific Limited’s US Indicator Lending Rate plus a margin of 2.75% per annum. The facility is secured by a first priority lien on the assets of Digicel (PNG) Limited.

In March 2017, Digicel (PNG) Limited entered into a $25 million loan facility with Bank of South Pacific Limited to acquire another subsidiary of Digicel Pacific Limited. The loan has a tenor of three years and is repayable in full on the maturity date. The interest rate is Bank of South Pacific Limited’s US Indicator Lending Rate plus a margin of 2.75% per annum. The facility was secured by a charge over cash deposits of a similar amount.

On 18 June 2019, Digicel (PNG) Limited entered into a revised term arrangement with Bank of South Pacific Limited on the total $95 million loan with quarterly payments commencing on 18 September 2019 of $2.5 million for the first eight quarterly payments and $6.25 million for each quarter thereafter.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

20.	Long Term Loans (Continued)

Senior Secured Term Loans (Continued)

Turgeau Developments S.A. facility

On 11 June 2014, Turgeau Developments S.A. (TDSA) a wholly-owned subsidiary of Digicel Limited, entered into a $26.5 million loan facility with the IFC to finance the construction, equipping and operation of a 175-room hotel located adjacent to the site of Digicel’s corporate offices in Port-au-Prince Haiti. The loan amortises in installments commencing 30 June 2016 through 2027 and is subject to prepayment pursuant to an excess cash flow sweep. The interest rate is LIBOR plus a margin of 5.1% per annum subject to the borrower’s right to fix the interest rate based on all or a portion of the loans at the swap equivalent fixed rate plus a margin of 5.1% per annum. The facility is secured by a first priority lien on all of the assets and shares of TDSA.

Digicel (Trinidad & Tobago) Limited facility

In September 2018, Digicel (Trinidad & Tobago) Limited entered into a €5.0 million non-revolving instalment loan with FirstCaribbean International Bank (Trinidad & Tobago) Limited. The loan is repayable in twenty-four equal monthly instalments after the date of drawdown. The interest rate is EURIBOR plus a margin of 3% per annum. The facility was secured by a charge over Trinidad & Tobago dollars in an amount equal to 110% of the outstanding principal amount of the applicable drawdown.

Other senior secured facilities

Certain of DIFL’s subsidiaries have other senior secured facilities with an aggregate principal amount outstanding of $3.0 million as of 31 March 2019. These facilities were in place in entities acquired by Digicel including Caribbean Cable Communications Holding Ltd, TCI Broadcasting Limited and IDOM Technologies.

Other Loans and Licence-related debt

Other loans and license-related debt comprise term loans, long-term payables in respect of telecommunication licenses in various jurisdictions, as follows:

	2019 $’000	2018 $’000
Government of Jamaica (a)	13,113	14,931
Telecommunications Authority of Trinidad & Tobago (b)	12,542	14,026
Other	4,291	4,079
	29,946	33,036

a)	This represents the present value of outstanding amounts payable upon renewal of the existing licence to operate a telecommunications network in Jamaica and the acquisition of an additional licence to facilitate future network expansion and services. The total cost of these licences was $85 million, with $50 million paid in March 2014 and a further $35 million to be paid over a period of 10 years in equal annual instalments of $3.5 million due on 31 March of each year. Interest is imputed on this balance at 12% per annum.

b)	This represents the present value of amounts payable upon renewal of the licence to operate a GSM network in Trinidad & Tobago. The total cost of this licence of $22 million to be paid over a period of 10 years in equal annual instalments of $2.2 million due on 31 January of each year. Interest is imputed on this balance at 12% per annum.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

20.	Long Term Loans (Continued)

Maturity of borrowings:

The table below sets out the cash principal payments due under the Group’s debt facilities based on the contractual terms prevailing at 31 March.

	2019 $’000	2018 $’000
Less than one year	119,706	21,941
One to two years	83,622	236,076
Two to three years	1,318,266	2,094,437
Three to four years	2,900,889	1,470,058
Four to five years	17,253	1,942,463
Over five years	2,577,282	1,014,653
	7,017,018	6,779,628
Less: Deferred discount and financing fees	(41,070)	(74,839)
	6,975,948	6,704,789

Movement in Long Term Loans:

	2019 $’000	2018 $’000
At 1 April	(6,704,789)	(6,459,461)
Modification of financial liabilities	(5,222)	-
Restated opening balance	(6,710,011)	(6,459,461)
Net movement in financing cash flow	(238,443)	(238,980)
Non-cash changes
Acquired through business combination	-	(3,934)
PIK interest	4,895	-
Interest accretion	(2,641)	(2,859)
Loss on modification of debt	(55,681)	-
Deferred fees on new debt	46,781	-
Amortised discount and fees including fees expensed	(24,570)	6,158
Foreign exchange movements	3,722	(5,713)
At 31 March	(6,975,948)	(6,704,789)

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

21.	Deferred Taxation

Deferred income tax assets are recognised to the extent that realisation of the related tax benefit through the future taxable profit is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax jurisdiction.

Deferred income taxes are calculated in full on temporary differences under the liability method using enacted rates in the respective countries. The movement on the deferred income tax account is as follows:

	2019	2018
	$’000	$’000
Liability at 1 April	(125,689)	(150,870)
Change in accounting policy (impact of IFRS 9)	5,588	-
Credited to the consolidated statement of comprehensive loss (Note 11)	6,746	28,549
Translation differences	5,546	(3,368)
Liability at 31 March	(107,809)	(125,689)
Comprising:
Deferred income tax assets	57,711	31,253
Deferred income tax liabilities	(165,520)	(156,942)
	(107,809)	(125,689)

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

21.	Deferred Taxation (Continued)

Deferred income tax assets and liabilities are attributable to the following items:

	2019	2018
Deferred income tax assets:	$’000	$’000
Unrealised exchange losses	19,538	18,230
Temporary differences on asset depreciation	23,946	7,233
Impairment provision as per IFRS 9	4,883	-
Tax losses carried forward	42	408
Other provisions	24,843	33,436
	73,252	59,307
Deferred income tax liabilities:
Unrealised foreign exchange gains	1,602	1,602
Accelerated tax depreciation	67,459	65,874
Fair value of acquired intangibles and property, plant and equipment	40,547	38,645
Unremitted earnings from subsidiaries	71,453	74,338
Other temporary differences	-	4,537
	181,061	184,996
Net liability at 31 March	(107,809)	(125,689)

The amounts disclosed above include the following:

	2019	2018
	$’000	$’000
Deferred tax assets to be recovered after more than 12 months	40,350	34,748
Deferred tax liabilities to be settled after more than 12 months	175,148	169,212

Accumulated tax losses for which deferred taxation assets have not yet been recognised amounted to $81,300,000 (2018: $66,100,000). The losses expire through to the year ending 31 March 2021.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

22.	Provisions

	Subscriber Acquisition Costs $’000	Asset Retirement Obligations $’000	Other $’000	Total $’000
At 1 April 2017	2,652	90,812	5,088	98,552
Utilised during the year	(2,314)	(105)	(1,527)	(3,946)
Provision during the year	1,391	12,696	1,634	15,721
Disposed during the year	-	(3,699)	-	(3,699)
Translation difference	65	1,687	124	1,876
At 31 March 2018	1,794	101,391	5,319	108,504
Utilised/ reversed during the year	(1,333)	(8,874)	(1,709)	(11,916)
Provision during the year	2,167	16,174	6,691	25,032
Disposed during the year	-	(3,188)	-	(3,188)
Translation difference	1	(4,629)	(631)	(5,259)
At 31 March 2019	2,629	100,874	9,670	113,173

	2019	2018
	$’000	$’000
Analysis of total provisions:
Non-current	100,874	101,391
Current	12,299	7,113
	113,173	108,504
a)	Subscriber acquisition costs

These provisions are mainly in respect of subsidies and losses on handsets held in inventory by the company’s distributor at year end, in accordance with the terms of the agreement with the distributor.

b)	Asset retirement obligations

These amounts represent provisions recognised for the present value of costs to be incurred for the restoration of sites on which the Group’s network infrastructure is located.

c)	Other

These provisions are mainly in respect of warranties for handsets, long term service and accrued vacation.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

23.	Other Long Term Liabilities

	2019	2018
	$’000	$’000
Contract liabilities	43,217	42,319
Other creditors	9,317	14,588
	52,534	56,907
24.	Trade and Other Payables

	2019	2018
	$’000	$’000
Trade payables	247,622	205,572
Accrued liabilities	319,792	318,042
Contract liabilities	104,782	109,618
Subscriber deposits	23,617	21,764
Liability in respect of cash-settled options (Note 26)	-	13,133
Statutory creditors	32,845	22,365
Other	6,012	5,295
	734,670	695,789

Contract liabilities

	2019	2018
	$’000	$’000
Current portion	104,782	109,618
Non-current portion (Note 23)	43,217	42,319
	147,999	151,937

Contract liabilities are recorded when consideration is received in advance of the delivery of goods or services. Reductions in the contract liability will be recorded as the performance obligations are satisfied.

Contract liabilities primarily relate to deferred revenues such as prepaid cards and prepaid subscriptions on cable and other telecommunication services. Contract liabilities also consist of advanced payments from customers from the Group’s business solution offerings and indefeasible rights of use (IRUs) contracts.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

25.	Share Capital

	2019	2018
Authorised:	$’000	$’000
15,700,000,000 common shares of $0.01 each	157,000	157,000
193,000 Series A Perpetual Preferred Stock of $1,000.00 each	193,000	193,000
	350,000	350,000
Issued and fully paid:
180,100,000 common shares of $0.01 each	1,801	1,801
193,000 Series A Perpetual Preferred Stock of $1,000.00 each	193,000	193,000
	194,801	194,801

The Series A Perpetual Preferred Stock rank senior to the common shares with respect to dividend rights, rights of redemption or rights upon liquidation. The Stock is entitled to an annual dividend, if declared by the Board of Directors, of 9.5% multiplied by the Liquidation Preference, cumulative from the date of issue. The Liquidation Preference is the par value of the stock plus the sum of the accrued but unpaid dividends from the date of issue. On or after 31 March 2013, the Company may at its and only its option, redeem the Series A Perpetual Preferred Stock at a price of 103% of the Liquidation Preference. No dividends were paid during the current or preceding financial year. The cumulative preferred dividends not recognised are $63,340,000 (2018: $45,005,000).

26.	Share-Based Payments

	2019	2018	2017
(Gain)/Expense recognised in respect of:	$’000	$’000	$’000
Digicel Group Limited 2013 Senior and Executive Schemes and Phantom Share Schemes	(707)	662	(12,859)
Digicel Group Limited 2017 Long Term Incentive Plan	(12,412)	12,412	-
Included in staff costs (Note 10)	(13,119)	13,074	(12,859)
Movement in fair value of liability in respect of vested options for Digicel Group Limited (Note 7)	-	-	(7,573)
	(13,119)	13,074	(20,432)

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

26.	Share-Based Payment (Continued)

Digicel Group Limited 2013 Schemes

In July 2016, the Board agreed to cancel both the 2013 Option schemes and the 2013 Phantom Share Scheme. The basis of the cancellation was that each option holder would receive, where applicable, a payment calculated as the difference between the agreed buyout price and the exercise price. Payments were made in two stages with the first paid in December 2016 and the second payment due in December 2017. Options which were out of the money or had not yet vested were also cancelled.

Cash payments of $17,832,000 and $14,000 were made during the years ended 31 March 2018 and 2019 respectively in respect of these schemes and there is a remaining liability at 31 March 2019 of $nil in respect of these schemes.

Digicel Group Limited 2017 Long Term Incentive Plan

In June 2017, the Board approved the Digicel Group Limited 2017 Long Term Incentive plan.

A maximum of 15,632,172 common shares of Digicel Group Limited was allocated to this plan and any subsequent plans. Employees of Digicel Group Limited, its subsidiaries and affiliates, including directors, consultants and secondees, are eligible to receive awards under the plan. The plan is administered by the Board of Digicel Group Limited. The exercise price of the granted options is equal to or lower than the fair value of Digicel Group Limited’s shares at the date of the grant of the option or the date on which Digicel Group Limited has entered into a binding commitment to grant the options, whichever was the earlier. Shares issued when share options are exercised benefit from the same rights as common shares.

The vesting criteria in relation to these plans typically comprise both service and performance conditions. The vesting periods of options granted ranged from two to three years. Where performance conditions apply, the number of options vesting under the performance criteria for the first tranche of options are based on the actual results versus the budgeted results for the year of issue of the options, the number of options vesting under the second tranche will be based on the actual results versus the budgeted results for the second year and so on for succeeding years.

The Group has determined that the option plans should be accounted for as cash-settled schemes based both on previous history of cash settlement of options and the specific rules of the schemes relating to the cash settlement of options. These specific rules provide that the Board of Digicel Group Limited may at its option cancel options when they vest in return for a cash payment.

As a result of the financial performance of the Group, the outstanding liability under the 2017 Long Term Incentive Plan of $12,412,000 recorded in the year ended 31 March 2018 was reversed.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

26.	Share-Based Payment (Continued)

The number of options outstanding was 6,524,000 in both 31 March 2019 and 31 March 2018 with an exercise price of $12.20.

The Group uses the Black-Scholes valuation model for determining the fair value of the share options. The fair value of options granted during the year ended 31 March 2018 ranged from $3.30 to $3.54.

The following weighted-average assumptions were used for determination of grants under the Group’s various schemes during the year ended 31 March 2018:

2018
Share price	$12.85
Annual risk-free interest rate (%)	2.43
Expected volatility (%)	28-29
Forfeiture rate (%)	0
Dividend yield (%)	0

The expected term was determined as the mid-point between the vesting date and the end of the contractual term.

The annual risk free rate used was based on U.S. Government Bonds with terms equal to the expected life of the options.

The expected volatility of the share price was determined by reference to the historical volatilities of comparable companies to Digicel.

The forfeiture rate has been determined based on historical experience.

27.	Non-Controlling Interests

	2019	2018
	$’000	$’000
At beginning of year	44,379	41,354
Change in accounting policies (IFRS 9,15)	(3,028)	-
Restated 1 April 2018	41,351	41,354
Share of net profits	13,356	9,230
Arising from acquisition of non-controlling interests	-	(438)
Arising from disposal of subsidiary	10,291	-
Dividends to non-controlling interests	(9,082)	(5,751)
Translation difference	-	(16)
At end of year	55,916	44,379

In April 2018, Digicel sold its 77.3% equity stake in Northbrook Holdings Pte Limited (which owned 99% of Myanmar Red Dot Network Limited, a payments company in Myanmar) for $0.5 million. The loss on disposal was $8.8 million.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

28.	Related Party Transactions

During the year, the Group had the following material transactions with directors and with related companies that are under the common control of the shareholders of the Group:

	2019	2018	2017
	$’000	$’000	$’000
Key management compensation:
Salaries and other short term benefits	10,920	15,958	12,776
Equity based compensation	(6,073)	6,073	(4,018)
	4,847	22,031	8,758
Related party transactions:
Reimbursed expenses	748	741	1,290
Web development services	-	-	125
Management fees	279	317	480
Financing fees	300	3,687	300
Office rental	3,880	3,880	3,880
Aircraft costs	9,970	6,797	7,034
Construction and maintenance fees	16,106	18,900	41,700
	31,283	34,322	54,809

Management compensation comprises salaries and other short-term employee benefits, including the cost of share options received which are detailed in Notes 10 and 26.

The Group has been charged $748,000 (2018: $741,000, 2017: $1,290,000) from Communicorp Group Limited and Island Capital Services Limited, (both companies controlled by Mr. Denis O’Brien) in respect of expenses paid by these two companies on behalf of the Group. Reimbursed expenses include legal and professional fees, travel and accommodation costs.

The Group commissioned ICAN Limited, a wholly-owned subsidiary of Communicorp Group Limited, to develop and build a number of intranet and internet sites for the group. There were no fees paid in the years ended 31 March 2019 and 2018 (2017: $125,000).

The Group has been charged a management fee of $279,000 (2018: $317,000, 2017: $480,000) by Communicorp Group Limited mainly in respect of office rental, staff and related costs of the Chairman’s and Vice Chairman’s offices.

The Group has engaged the services of Island Capital Services Limited and Island Capital Limited, companies ultimately controlled by Mr. O’Brien, to assist the Group in raising debt and other financings. Retainer Fees of $300,000 per annum are payable to Island Capital Services Limited and Island Capital Limited (2018: $3,687,000, 2017: $300,000).

In April 2016, the Group, through its subsidiary, Digicel (Jamaica) Limited, entered into a sale and leaseback arrangement of the Group’s headquarter offices in Kingston, Jamaica with Onnut Property Holdings (Jamaica 1) Limited, a company affiliated with Mr O’Brien. Consideration received for the sale amounted to $49.8 million net of disposal costs with an estimated gain on disposal of $11.8 million. The lease arrangement is for a period of 20 years with initial rental charges of $3.88 million per annum fixed for the first five years.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

28.	Related Party Transactions (Continued)

AC Executive Aviation Services, which manages an airplane owned by a company controlled by Mr. Denis O’Brien, provides the Group with the use of this airplane on an as needed basis. Rental charges of $9,970,000 (2018: $6,797,000, 2017: $7,034,000) have been charged by this company.

The Group has engaged Actavo (St. Lucia) Limited and its subsidiaries (Actavo), formerly Sierra Support Services (St Lucia) Limited, to install a fibre optic network and to maintain other network facilities operated by the Group. Actavo is affiliated with Mr. O’Brien. The contract with Actavo is on “a cost-plus basis”. The Group was charged $16.1 million in the year ended 31 March 2019 (2018: $18.9 million, 2017: $41.7 million).

On 16 February 2007, Digicel Caribbean Limited, a wholly-owned subsidiary entered into an agreement with Digicel Holdings BV, a company ultimately controlled by Mr. Denis O’Brien. The agreement specifies regions, including the Caribbean, where Digicel Holdings BV has agreed not to use the Digicel brand name (whether or not the Group have legal ownership to such name in such region), and regions where the Group has agreed that Digicel Holdings BV is the legal owner of the Digicel brand name. It also specifies certain guidelines as to usage of the brand name by both parties to ensure neither damages the reputation of the name. The trademark cross licence agreement provides for the issuance of an exclusive licence to the other party to use the licence marks in the first party’s territories. In April 2014, the Group through Digicel Singapore (Private) Limited acquired Digicel Holdings BV for a nominal consideration and now holds the ownership of Digicel’s IP in the pacific region.

On 5 June 2008, the Group entered into a services agreement with Digicel (Central America Holdings) Limited whereby it provides services to Digicel (Central America Holdings) Limited and its subsidiaries including:

·	Consulting services in connection with their wireless ventures, including secondment of employees; and

·	Provision of certain services including human resources, network design, information technology and vendor management.

The agreement provides that Digicel (Central America Holdings) Limited and its subsidiaries reimburse the Group for all costs incurred in connection with such services, including cost allocations, on a “cost plus” basis. During the year, the Group and its subsidiaries provided goods and services to Digicel (Central America) Holdings and its subsidiaries in the amount of $3,844,000 (2018: $3,613,000, 2017: $2,892,000).

During the year ended 31 March 2017, the Group and its subsidiaries entered into a royalty agreement with Digicel Holdings Panama Limited, a subsidiary of Digicel (Central America Holdings) Limited, whereby it charged royalties to Digicel Holdings Panama Limited for the use of the Digicel brand in the amount of $2,640,000 (2018: $2,423,000, 2017: $5,207,000).

Loans and investments in Digicel Holdings (Central America) Limited made during the years ended 31 March 2019, 31 March 2018 and 31 March 2017 are disclosed in Note 15.

In addition, share option transactions with related parties are specified in Note 26.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

29.	Commitments

a)	Operating lease commitments

Operating lease payments represent rentals payable by the Group for certain of its office properties and cell site locations. The lease terms are between 5 and 10 years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

The minimum annual lease payments required under non-cancellable operating leases through to their expiry are as follows:

	2019	2018
	$’000	$’000
Less than one year	63,447	56,923
One to two years	55,578	51,174
Two to three years	50,806	45,495
Three to four years	44,030	41,179
Four to five years	36,372	32,261
Later than five years	172,374	145,630
	422,607	372,662

b)	Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is $116.6 million (2018: $52.7 million).

c)	IRU commitments

The Group has entered into IRU agreements which have remaining terms ranging from 10 to 15 years. The Group has commitments of $79.5 million (2018: $94.5 million) over the lifetimes of these agreements.

d)	Programming rights commitments

Programming rights contracted for at the balance sheet date but not recognised in the financial statements is $40.3 million (2018: $34.2 million).

30.	Pension Scheme

Certain Group subsidiaries operate a defined contribution pension scheme that is open to their permanent employees and is administered by trustees. The scheme was instituted on 1 May 2002 and is being funded at a level of 10% of pensionable salaries, being 5% from members and 5% from the Group.

The contributions charged against income were $5,972,000, $6,710,000 and $5,787,000 in 2019, 2018 and 2017 respectively.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

31.	Contingent Liabilities and Contingent Assets

The Group is currently party to litigation relating to certain operations, but in management’s opinion these will not have a material negative impact on the Group’s financial position or operations. Judgement is involved in the determination of contingent liabilities. If it becomes probable that a contingent liability will result in an outflow of economic resources, the Group will record a provision in the period the change in probability occurs. The amount of the loss involves judgement based on information available at the time. The Group does not recognise contingent assets. Outlined below are the details of any material cases outstanding.

Contingent liabilities:

a)	Digicel Guyana Constitutional Challenge: Digicel has filed a suit in Guyana challenging the exclusive licence of the incumbent operator, GT&T, to carry international traffic to and from Guyana. This exclusivity is due to a 20 year agreement that expired in 2010, with an option for GT&T to renew this agreement for a further 20 years, which has been exercised by GT&T. This matter was heard by the Chief Justice who retired before handing down a decision. Any decision will be subject to a right of appeal.

GT&T has filed a number of legal actions in Guyana in which they have sought certain declarations and damages against Digicel Guyana for, inter alia, alleged infringements of their rights under their licences held in Guyana and for alleged breaches of the interconnection agreement between Digicel Guyana and GT&T; including their asserted claim for exclusivity on the carriage of international traffic to and from Guyana.  GT&T asserts that it is the only authorised provider of domestic fixed and international voice and data services to and from Guyana.  Digicel disputes this position.  These matters are on-going.

b)	ANIP Panama – Tax Audit Case: Digicel Panama SA, in which the Group has an indirect holding through its 43.59% investment in Digicel Holdings (Central America) Limited, received notification in July 2013 from the now disbanded, National Tax Authority in Panama (ANIP) that it would conduct tax audits for the fiscal years 2010, 2011, 2012 and 2013. In March 2014, ANIP served a resolution on Digicel Panama SA claiming non-compliance with tax regulations in relation to presentation of tax returns and the calculation of taxes owing. Digicel Panama SA has fully co-operated with the process, denying any breach of tax regulations and had issued a series of challenges before (a) ANIP (b) the Administrative Tax Tribunal of Panama and (c) the Courts of Panama. In April 2014, ANIP was found to have been established in an unconstitutional manner by the Panamanian Supreme Court and has effectively been disbanded. Digicel subsequently withdrew its actions before the Supreme Court and Tax Tribunal to return jurisdiction to the new tax authority (“DGI”) and to allow proactive engagement with the DGI to address all outstanding issues. The DGI have maintained their view of the case so the matter has been appealed to the Tax Tribunal. Whilst Digicel expects that the matter will be resolved by the end of calendar year 2019, it is possible that the case will continue into 2020.

c)	Papua New Guinea – International Refile: In October 2014, the National Information & Communications Technology Authority in Papua New Guinea (NICTA) recommended the imposition of regulation that would govern the termination of international incoming calls. Such regulation, if imposed, could create a significant adverse impact on revenue for Digicel’s operations in Papua New Guinea. Digicel appealed the recommendation to the ICT Appeals Panel but this was rejected in May 2015. NICTA’s recommendation was, pursuant to the applicable legislation, deemed to constitute a ministerial decision.

Digicel sought leave to judicially review the deemed ministerial decision. Leave was refused in the National Court on 21 April 2015 but was granted on appeal to the Supreme Court by decision dated 15 September 2015. Digicel issued separate proceedings for judicial review of the ICT Appeals Panel’s decision purportedly upholding NICTA’s recommendation to the Minister.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

31.	Contingent Liabilities and Contingent Assets (Continued)

Contingent liabilities (continued):

c)	(Continued)

On 18 December 2015, Digicel and NICTA entered into a Settlement Deed pursuant to which NICTA undertook to commence a fresh public consultation to review its prior recommendation to the Minister in relation to the termination of international incoming calls. Under the terms of the settlement, NICTA voluntarily “stayed” the effect of the Minister’s purported decision pending a new Public Inquiry to reconsider the matter. In the meantime, the judicial review proceedings remain pending but are currently adjourned with no date fixed for a further hearing.

NICTA completed the Public Inquiry and on 19 December 2018 recommended to the Minister that the existing regulation be revoked and that it be replaced with new regulation on terms that were the same in all material respects as those of the existing regulation. Digicel appealed the 19 December 2018 recommendation to the ICT Appeals Panel. The outcome of that appeal has yet to be determined.

On 15 February 2019, the Minister purported to accept NICTA’s recommendation but delayed the implementation of his decision pending the outcome of the ICT Appeals Panel process so that it is not yet effective.

In the meantime, Digicel is continuing to pursue the judicial review proceedings in respect of the 2014 NICTA recommendation and the 2015 ICT Appeals Panel decision and has reserved its right to seek a judicial review of NICTA’s new recommendation and the Minister’s most recent decision. In parallel with these proceedings, Digicel is in discussions with other industry operators with a view to resolving the matter on a commercial basis.

d)	Papua New Guinea – UAS Levies: Digicel has ongoing Judicial Review Proceedings on foot to challenge NICTA’s purported imposition of UAS Levies in respect of the 2016, 2017 and 2018 calendar years (PGK20.3 million, PGK7.7 million and PGK8.0 million, respectively, or approximately US$10.5m in total). Digicel’s position is that that, while NICTA has the power to raise levies under the applicable legislation, it failed to follow the correct process, meaning that the levy is unlawful. The judicial review in respect of the 2016 and 2017 levies was heard on 13 March 2019 and judgment has been reserved. Settlement discussions with NICTA are ongoing.

e)	Papua New Guinea – Salaries and Wages taxes: In December 2017 the Internal Revenue Commission (IRC) issued a Default Assessment to Digicel PNG for Salary and Wages Taxes (SWT) of US$17.2million (PGK55.8 million) (comprising both SWT not deducted and Additional Tax). The Assessment was later revoked on 8 May 2018 and a new Assessment for the same amount was issued on 18 May 2018. Digicel commenced judicial review proceedings challenging the legality of the purported assessment. Digicel agreed to pay the principal claimed of US$6.26 million in May 2018 on a without admission basis subject to the IRC abandoning its claim for penalties of US$10.94 million and entering into sustained and cooperative dialogue to resolve the matter. The parties subsequently reached a settlement agreement and the litigation has been discontinued on this basis.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

31.	Contingent Liabilities and Contingent Assets (Continued)

Contingent asset:

f)	Proceedings with Orange in the French West Indies: In July 2004, Bouygues Telecom Caraïbe SA, (“Bouygues”), which was acquired by Digicel in 2006, sued Orange Caraïbe SA and Orange France SA ("Orange") before the French Competition Authority (Autorité de la concurrence). Bouygues’s claim related to historic anti-competitive practices by Orange across the French West Indies. In December 2004, the French Competition Authority found in favor of Bouygues and ordered Orange to immediately cease the offending conduct. Bouygues then brought two other sets of proceedings: one before the Competition Authority (to have Orange fined for its conduct) and the other before the Commercial Court of Paris (for damages caused by Orange's conduct).

In the first proceeding, Orange was ordered to pay a pecuniary penalty of €63.0 million to the French State, as confirmed by the Supreme Court in a final judgment delivered on 6 January 2016. In the second proceeding, Digicel was awarded damages of €179.6 million plus interest and costs in a judgment delivered on 18 December 2017, which included an order for provisional enforcement of the judgment. Half of any award received by Digicel is payable to Bouygues Telecom SA as vendor under the sale and purchase agreement from 2006 under which Digicel acquired Bouygues.

On 27 December 2017, Orange filed an appeal against the judgment of the Commercial Court and applied for a stay of provisional enforcement of the judgment. Digicel filed its opposition to any stay on 8 January 2018 and the matter was heard under urgency by the President of the Court of Appeal on 9 January 2018. In a judgment delivered on 6 February 2018, the Court of Appeal rejected Orange’s application for a stay and ordered Orange to pay the award into an escrow account maintained by the French State.  Orange subsequently paid €346 million into escrow with the Caisse des dépôts et consignations pending the determination of its appeal (being the principal award plus interest over the relevant period calculated on a simple interest basis).   Digicel considers that the Commercial Court judgment requires that interest be paid on a compound (rather than simple) basis and that a total of €434.1 million should have been paid into escrow.  Digicel requested, but Orange refused, to increase the escrow payment to €434.1 million.  Therefore, on 6 April 2018, Digicel filed proceedings in the Court of Appeal for a declaration that compound interest is required under the terms of the Commercial Court judgment. The Court of Appeal declined Digicel’s application for a declaration that compound interest is required under the terms of the Commercial Court judgment on the basis that this matter would be determined in the substantive appeal.  The substantive appeal was set down for 3 July 2019 but has subsequently been postponed to 7 January 2020 as a result of a shortage of judges.

A contingent asset has not been recognised as the final amount that will be determined is subject to the above proceedings and therefore not virtually certain.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

32.	Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

The Group’s principal financial liabilities comprise fixed interest high yield bonds, bank loans, trade payables and finance leases. The main purpose of these financial liabilities is to provide financing for Group operations. The Group has financial assets which mainly comprise loans to Digicel Holdings (Central America) Limited, cash and cash equivalents and trade receivables, which arise directly from operations.

The Group’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date information systems. The Group regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice.

The Board of Directors is ultimately responsible for the establishment and oversight of the Group’s risk management framework. The Board has established committees for managing and monitoring risks and corporate governance, as follows:

(i)	Audit Committee

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

(ii)	Remuneration Committee

The Remuneration Committee advises the board of directors on the exercise of its duties regarding remuneration policy, including analysing developments of the Bermuda Companies Act, and preparing proposals for the board of directors on these subjects. The duties of the Remuneration Committee include reviewing and approving compensation and benefits policies generally and setting the remuneration of the directors and the chief executive officer and the chief financial officer. The Remuneration Committee meets at least three times every year.

(iii)	Nomination Committee

The Nomination Committee advises the board of directors on its duties regarding the selection and appointment of directors and senior management. The duties of the Nomination Committee include preparing the selection criteria and appointment procedures for directors and senior management and proposing the profile for the board of directors. It also periodically assesses the scope and composition of the board of directors, and the functioning of the individual directors. The Nomination Committee also proposes on appointments and reappointments. The Nomination Committee meets at least once every year.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

32. Financial Risk Management (Continued)

(a)	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet the payment obligations associated with its financial liabilities when they fall due. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities.

The Group has incurred significant indebtedness and evaluates its ability to meet these obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage liquidity risk including the requirement to maintain sufficient cash reserves to fund liquidity needs.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of preference shares, high yield bonds and bank loans.

The Group’s liquidity management process includes:

(i)	Maintaining a liquidity reserve in the form of cash and credit lines to ensure the solvency and financial flexibility of the Group at all times. For this purpose, the Group has net cash balances of $281 million at 31 March 2019, and actively manages its debt amortisation profile through periodic restructurings; and

(ii)	Managing the concentration and profile of the Group’s debt maturities.

The tables below summarise the contractual maturity profile of the Group’s financial liabilities at 31 March based on undiscounted payments.

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2019:
Interest bearing borrowings	690	5,021	115,217	4,325,171	2,579,838	7,025,937
Interest on borrowings	74,644	17,034	384,586	1,473,343	189,653	2,139,260
Trade and other payables	266,158	118,407	188,861	-	-	573,426
Provisions	-	-	12,299	-	100,874	113,173
Total financial liabilities	341,492	140,462	700,963	5,798,514	2,870,365	9,851,796

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As at 31 March 2018:
Interest bearing borrowings	44	3,880	17,711	5,745,981	1,017,481	6,785,097
Interest on borrowings	74,625	20,925	363,069	1,210,677	80,016	1,749,312
Trade and other payables	247,895	114,058	166,957	-	-	528,910
Provisions	-	-	7,113	-	101,391	108,504
Total financial liabilities	322,564	138,863	554,850	6,956,658	1,198,888	9,171,823

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

32.	Financial Risk Management (Continued)

(b)	Market risk

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks mainly arise from changes in foreign currency exchange rates and interest rates. Market risk exposures are measured using sensitivity analysis.

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(i)	Currency risk

Currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group operates in a number of different countries, some of which have currencies which float freely against the US dollar, the presentation currency of the Group. Individual Group entities predominantly execute their operations in their respective functional currencies. Some Group entities, however, are exposed to foreign currency risks in connection with scheduled payments in currencies that are not their functional currencies. These payments relate mainly to international carriers and other overseas suppliers as well as distributors for procurement and fulfilment of handsets. Foreign currency risks in the financing area are caused by loans that are extended to Group entities in foreign currency. The main currencies to which the Group is exposed are the Jamaican dollar, Haitian gourde, Papua New Guinean kina, Fijian dollar and euro. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group manages its foreign exchange risk by ensuring that the net exposure in foreign assets and liabilities is kept to an acceptable level by monitoring currency positions.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies. In some cases, the Group may borrow in US dollars because it is advantageous to do so or because US dollar denominated borrowing is the only funding source available. In these circumstances, the Group has decided to accept the ensuing risk associated with financing its operations, principally because of the relatively high cost or unavailability of forward cover in the currencies in which the Group operates.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

32.	Financial Risk Management (Continued)

(b)	Market risk (continued)

(i)	Currency risk (continued)

Foreign currency sensitivity

The following table details the Group's sensitivity to a percentage change in the currencies to which the Group has significant exposure against the US dollar. The percentages below are the sensitivity rates that represent management's assessment of a reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their revaluation at the period end for a percentage change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower. The sensitivities do not consider foreign currency translation risk, i.e. the impact of foreign currency movements on translating the results of operations and financial position of the Group’s operations in various countries. The table presents the effect of a percentage weakening/depreciation/(strengthening) of the relevant currencies relative to the US dollar. A positive number below indicates a decrease in loss before taxation while a negative number indicates a increase in loss before taxation.

	2019	2019	2018	2018
	Change %	$’000	Change %	$’000
Jamaican Dollar	2	792	10	2,746
Haitian Gourde	10	(1,396)	2	516
Papua New Guinea Kina	3	62	10	3,488
Euro	(4)	387	3	(74)

There would be no impact on other components of equity as the various Group entities with the above functional currencies have no non-monetary assets classified as FVOCI (2018 - available-for-sale) in foreign currencies.

The sensitivity of profit to movement in the exchange rate relative to the US dollar is influenced by the relative foreign currency denominated asset/liability position in each market from year to year.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

32.	Financial Risk Management (Continued)

(b)	Market risk (continued)

(ii)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group’s interest rate risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest-bearing financial assets and interest-bearing financial liabilities. At 31 March 2019, 84% (2018: 78%) of the interest-bearing financial liabilities denominated in United States dollars had a fixed rate of interest. All other interest-bearing financial liabilities in currencies other than United States dollars had a variable rate of interest.

Interest rate sensitivity

At 31 March 2019, if interest rates on US dollar denominated borrowings had been 100 basis points higher/lower with all other variables held constant, loss before taxation for the year would have been $11,543,000 (2018: $14,769,000) higher/lower, as a result of higher/lower interest expense on floating rate borrowings.  At 31 March 2019, if interest rates on non-US dollar denominated borrowings had been 100 basis points higher/lower with all other variables held constant, profit before taxation for the year would have been $77,000 (2018: $447,000) lower/higher, as a result of higher/lower interest expense on floating rate borrowings.

(c)	Credit risk

The Group takes on exposure to credit risk, which is the risk that its customers, clients or counterparties will cause a financial loss for the Group by failing to discharge their contractual obligations. Credit exposures arise principally from the Group’s trade receivables, contract assets and loans to DHCAL. The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to a single counterparty or groups of related counterparties and to geographical and industry segments.

Credit review process

The Group regularly reviews the ability of borrowers and other counterparties to meet repayment obligations. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable and contract assets.

(i)	Cash and cash equivalents

The counterparties relating to the Group’s cash and cash equivalents are significant financial institutions. Management does not believe there is a significant risk of non-performance by these counterparties.

For all financial assets to which the impairment requirements have not been applied, the carrying amount represents the maximum exposure to credit loss.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

32.	Financial Risk Management (Continued)

(c)	Credit risk (continued)

(ii)	Accounts receivable and contract assets

Accounts receivable and contract assets are derived from the provision of telecom services to a large number of customers, including business individuals, governments, distributors as well as telecommunication companies, and the related concentration of credit risk is therefore limited.

One of the most significant individual accounts receivable in any territory relate to the distribution of pre-paid vouchers. The credit risk is partially mitigated with a credit balance, in accounts payable, for fulfilment services performed by the same distributor. Settlement is usually made on a net cash basis.

A majority of the customers of the Group are pre-paid subscribers, and carry no credit risk. Individual post-paid subscribers pay a security deposit on the initial contract, which mitigates credit risk in the event of a customer default. The Group also manages credit risk by disconnecting services to customers whose accounts are delinquent.

In respect of interconnect and roaming receivables from other telecommunication providers, credit risk is limited due to the regulatory nature of the telecom industry, in which licenses are normally issued only to credit worthy companies.

The Group maintains a provision for expected credit losses of trade receivables and contract assets based on its historical loss experience, analysis of the aged receivables, prevailing and anticipated economic conditions and specific customer credit risk. These are determined in each country based on asset groupings.

At 31 March 2019, the lifetime expected credit loss for trade receivables is as follows:

	Current	Up to 60 days past due	More than 61 days past due	More than 121 days past due	Total
	$’000	$’000	$’000	$’000	$’000
Expected credit loss	1,975	3,674	4,060	76,154	85,863

No material allowance for expected credit losses related to contract assets was identified.

Ageing analysis of accounts receivables that are past due but not impaired:

As at 31 March 2018, accounts receivables that were less than three months past due were not considered impaired. In addition, trade receivables greater than three months past due were individually assessed for impairment. The ageing analysis of these trade receivables as of that date was as follows:

2018 $’000
Less than 3 months	46,176
3 to 6 months	19,556
Over 6 months	8,381
74,113

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

32.	Financial Risk Management (Continued)

(c)	Credit risk (continued)

Movements on the provision for impairment of trade receivables are as follows:

	2019 $’000	2018 $’000
At 1 April under IAS 39	51,637	36,006
Restated through opening accumulated deficit	27,920	-
At 1 April under IFRS 9	79,557	36,006
Provision for receivables impairment	24,672	25,097
Receivables written off during the year as uncollectible	(16,268)	(11,296)
Foreign exchange movements	(2,098)	1,830
At 31 March	85,863	51,637

The following table summarises the Group’s trade receivables at their carrying amounts, as categorised by the customer sector:

	2019 $’000	2018 $’000
Post paid subscribers	110,180	106,962
Other telecom operators	93,573	66,523
Distribution agents and others	191,567	193,159
	395,320	366,644
Less: Provision for impairment	(85,863)	(51,637)
	309,457	315,007

(iii)	Guarantees

The Group’s normal policy is not to provide financial guarantees to any party other than wholly-owned subsidiaries. At 31 March 2019 and 31 March 2018, the Group did not provide financial guarantees to any party.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

32.	Financial Risk Management (Continued)

(d)	Capital management

The primary objective of the Group’s capital management is to maximise its shareholder value while ensuring a strong credit rating. The Group manages its capital structure and makes adjustments to it as needed, in light of changes in economic conditions, market opportunities and the needs of the business. To maintain or adjust the capital structure, the Group may return capital to shareholders, or issue new shares.

The Group is subject to certain covenants under the agreements and indentures governing its borrowings which, amongst other conditions, include restrictions on the Group’s ability to incur debt.  Such covenants often include a specific limitation on the amount of debt of the Group which, subject to certain exceptions, is determined by the ratio of (a) Debt to (b) Earnings before interest, taxation, depreciation and amortisation (“EBITDA”), as a measure of its profitability.  For the purposes of such covenants, “Debt” and “EBITDA” are defined in accordance with the terms of the applicable agreements and indentures.  Both Debt (in this context) and EBITDA are non-GAAP measures that are not governed by IFRS and their definition and calculation may vary from one company to another and from one agreement or indenture to another. Different ratios apply under different borrowing arrangements governed by specific agreements and indentures. In addition, certain subsidiaries may be excluded from such calculations in accordance with the terms of the applicable agreements or indentures. Further, certain agreements and indentures permit additional debt to be incurred in addition to debt which may be incurred under the ratio. As at March 31, 2019 and 31 March 2018 the Group had complied with its debt incurrence covenants.

The Debt to EBITDA ratios at 31 March 2019 and 2018 were as follows:

	2019 $’000		2018 $’000
High yield bonds	5,225,000		5,225,000
Senior secured debt and other interest-bearing loans	1,742,485		1,499,701
Total Debt	6,967,485		6,724,701
Last two quarters annualised (L2QA) EBITDA	918,732		997,928
Total Debt to EBITDA ratio	7.6	x	6.7	x

There were no changes to the Group’s approach to capital management during the year.

Digicel Group Limited

Notes to the Consolidated Financial Statements

31 March 2019

(expressed in United States dollars unless otherwise indicated)

33.	Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market price is used to determine fair value where an active market (such as a recognised stock exchange) exists as it is the best evidence of the fair value of a financial instrument. However, market prices are not available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions used concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:

(a)	Cash and deposits, receivables, payables, related party balances approximate fair values due to the short term nature of these instruments;

(b)	The fair values of Senior Notes are based on the secondary market prices quoted in the OTC market and are within level 2 of the fair value hierarchy. The carrying value of variable rate loans approximates to fair value, net of unamortised fees, based on discounted cash flows and are within level 2 of the fair value hierarchy. The carrying amounts and fair value of Senior Notes are as follows:

	Carrying Value	Fair Value	Carrying Value	Fair Value Value Value
	2019 $’000	2019 $’000	2018 $’000	2018 $’000
Financial Liabilities
DGL 2020 Existing Senior Notes	62,851	47,928	2,000,000	1,730,000
DGL 2022 Existing Senior Notes	21,004	9,595	1,000,000	797,500
DGL 2 2022 Senior Notes	937,149	313,945	-	-
DGL 2 2024 Senior Notes	978,996	266,776	-	-
DGL 1 Senior Notes 8.25%	1,000,000	617,500	-	-
DL 2021 Senior Notes	1,300,000	1,098,500	1,300,000	1,223,625
DL 2023 Senior Notes	925,000	601,250	925,000	839,438
DHBL/DIFL 2024 Senior Secured Notes	600,000	591,000	-	-
	5,825,000	3,546,494	5,225,000	4,590,563

34.	Subsequent Event

On 18 June 2019, Digicel (PNG) Limited entered into a revised term arrangement with Bank of South Pacific Limited on the $95 million loan facility with quarterly payments commencing on 18 September 2019 of $2.5 million for the first eight quarterly payments and $6.25 million for each quarter thereafter.

Exhibit A

EXHIBIT A1 - Agent/ Attorney-in-Fact and Proxy Nominee Instruction Form

CUSIP / ISIN NUMBERS: 25382DAA4 / US25382DAA46; G27634AA5 / USG27634AA56

Must be completed and submitted by the DTC Participant by Noon (prevailing Eastern Time) on the business day following the date on which the Existing DGL1 Notes are tendered via ATOP.

As detailed in the accompanying confidential Offering Memorandum dated April 1, 2020 (as the same may be amended or supplemented, the “Offering Memorandum”), by tendering their Existing DGL1 Notes (defined herein), holders of Existing DGL1 Notes who certify that they are (i) “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) persons outside the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act (such holders, “Eligible Holders”) of Digicel Group One Limited (“DGL1”)’s outstanding $1.0 billion aggregate principal amount of its 8.250% Senior Notes due 2022 (the “Existing DGL1 Notes”) automatically and unconditionally deliver instructions for Epiq Corporate Restructuring, LLC (the “Tender Agent”), effective immediately, (a) to act as its true and lawful agent, attorney-in-fact and proxy with respect to the tendered Existing DGL1 Notes indicated below, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), among other things, to take all steps necessary and execute all documentation necessary to cause such tendered Existing DGL1 Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favor of (including, if required attending, a meeting and voting on behalf of such tendered Existing Notes) a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda with respect to any series of debt of the Existing DGL1 Notes Issuers or their subsidiaries, including a Scheme with respect to the principal amount of Existing DGL1 Notes tendered, providing substantially the same or better economic terms (as determined by the Tender Agent in its discretion acting in good faith) to the Existing DGL1 Notes than those terms set forth in the Offering Memorandum (the “Instructions”). As required by the Offering Memorandum, such Instructions must be automatically delivered to the Tender Agent by the commercial bank, broker, dealer, trust company or other nominee of the tendering Eligible Holders using this Nominee Instruction Form. For the avoidance of doubt, in connection with a tender of Existing DGL1 Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instruction. In order for a tender of Existing DGL1 Notes to be valid, a corresponding Nominee Instruction Form must be submitted.

Accordingly, Instructions (as defined above and in the Offering Memorandum) are hereby relayed to the Tender Agent, as Attorney-in-Fact, with respect to the following Voluntary Offer Instruction (“VOI”) Number(s), provided, however, that any such Instruction shall automatically be deemed to be revoked in the event the corresponding tender is validly withdrawn:

(You may also attach a schedule of VOI Numbers, in which case please write “See Attached Schedule” above and specify the number of pages that are attached.)

This Nominee Instruction Form must be emailed to the Tender Agent at the email address set forth below by Noon (prevailing Eastern Time) on the business day following the date on which the Existing DGL1 Notes were tendered via ATOP:

Email to: Tabulation@epiqglobal.com (with a reference to “DL Nominee Instruction Form” in the subject line).

DTC Participant Name:	DTC Participant Number:

Contact Name:	Telephone:

Contact Email Address:

EXHIBIT A2 - Agent/ Attorney-in-Fact and Proxy Nominee Instruction Form

CUSIP / ISIN NUMBERS: 25382FAA9 / US25382FAA93; G27639AA4 / USG27639AA44

Must be completed and submitted by the DTC Participant by Noon (prevailing Eastern Time) on the business day following the date on which the Existing DGL2 2024 Notes are tendered via ATOP.

As detailed in the accompanying confidential Offering Memorandum dated April 1, 2020 (as the same may be amended or supplemented, the “Offering Memorandum”), by tendering their Existing DGL2 2024 Notes (defined herein), holders of Existing DGL2 2024 Notes who certify that they are (i) “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) persons outside the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act (such holders, “Eligible Holders”) of DGL2’s outstanding 9.125% Senior Cash Pay/PIK Notes due 2024 (the “Existing DGL2 2024 Notes”) automatically and unconditionally deliver instructions for Epiq Corporate Restructuring, LLC (the “Tender Agent”), effective immediately, (a) to act as its true and lawful agent, attorney-in-fact and proxy with respect to the tendered Existing DGL2 2024 Notes indicated below, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), among other things, to take all steps necessary and execute all documentation necessary to cause such tendered Existing DGL2 2024 Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favor (including, if required attending, a meeting and voting on behalf of such tendered Existing Notes) of a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda with respect to any series of debt of the Existing DGL2 2024 Notes Issuers or their subsidiaries, including a Scheme with respect to the principal amount of Existing DGL2 2024 Notes tendered, providing substantially the same or better economic terms (as determined by the Tender Agent in its discretion acting in good faith) to the Existing DGL2 2024 Notes than those terms set forth in the Offering Memorandum (the “Instructions”). As required by the Offering Memorandum, such Instructions must be automatically delivered to the Tender Agent by the commercial bank, broker, dealer, trust company or other nominee of the tendering Eligible Holders using this Nominee Instruction Form. For the avoidance of doubt, in connection with a tender of Existing DGL2 2024 Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instruction. In order for a tender of Existing DGL2 2024 Notes to be valid, a corresponding Nominee Instruction Form must be submitted.

Accordingly, Instructions (as defined above and in the Offering Memorandum) are hereby relayed to the Tender Agent, as Attorney-in-Fact, with respect to the following Voluntary Offer Instruction (“VOI”) Number(s), provided, however, that any such Instruction shall automatically be deemed to be revoked in the event the corresponding tender is validly withdrawn:

(You may also attach a schedule of VOI Numbers, in which case please write “See Attached Schedule” above and specify the number of pages that are attached.)

This Nominee Instruction Form must be emailed to the Tender Agent at the email address set forth below by Noon (prevailing Eastern Time) on the business day following the date on which the Existing DGL2 2024 Notes were tendered via ATOP:

Email to: Tabulation@epiqglobal.com (with a reference to “DL Nominee Instruction Form” in the subject line).

DTC Participant Name:	DTC Participant Number:

Contact Name:	Telephone:

Contact Email Address:

EXHIBIT A3 - Agent/ Attorney-in-Fact and Proxy Nominee Instruction Form

CUSIP / ISIN NUMBERS: 25382FAB7 / US25382FAB76; G27639AB2 / USG27639AB27

Must be completed and submitted by the DTC Participant by Noon (prevailing Eastern Time) on the business day following the date on which the Existing DGL2 2022 Notes are tendered via ATOP.

As detailed in the accompanying confidential Offering Memorandum dated April 1, 2020 (as the same may be amended or supplemented, the “Offering Memorandum”), by tendering their Existing DGL2 2022 Notes (defined herein), holders of Existing DGL2 2022 Notes who certify that they are (i) “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) persons outside the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act (such holders, “Eligible Holders”) of Digicel Group Two Limited (“DGL2”)’s outstanding $937.1 million aggregate principal amount of its 8.250% Senior Notes due 2022 (the “Existing DGL2 2022 Notes”) automatically and unconditionally deliver instructions for Epiq Corporate Restructuring, LLC (the “Tender Agent”), effective immediately, (a) to act as its true and lawful agent, attorney-in-fact and proxy with respect to the tendered Existing DGL2 2022 Notes indicated below, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), among other things, to take all steps necessary and execute all documentation necessary to cause such tendered Existing DGL2 2022 Notes to be assigned, transferred and exchanged and (b) in such capacity as true and lawful agent, attorney-in-fact and proxy, to take all steps necessary and execute all documentation necessary to irrevocably vote in favor (including, if required attending, a meeting and voting on behalf of such tendered Existing Notes) of a scheme of arrangement pursuant to section 99 of the Companies Act 1981 of Bermuda with respect to any series of debt of the Existing DGL2 2022 Notes Issuers or their subsidiaries, including a Scheme with respect to the principal amount of Existing DGL2 2022 Notes tendered, providing substantially the same or better economic terms (as determined by the Tender Agent in its discretion acting in good faith) to the Existing DGL2 2022 Notes than those terms set forth in the Offering Memorandum (the “Instructions”). As required by the Offering Memorandum, such Instructions must be automatically delivered to the Tender Agent by the commercial bank, broker, dealer, trust company or other nominee of the tendering Eligible Holders using this Nominee Instruction Form. For the avoidance of doubt, in connection with a tender of Existing DGL2 2022 Notes by an Eligible Holder, the submission of the ATOP instruction without the submission by such Eligible Holder’s commercial bank, broker, dealer, trust company or other nominee of the corresponding Nominee Instruction Form shall not be sufficient to grant the Instruction. In order for a tender of Existing DGL2 2022 Notes to be valid, a corresponding Nominee Instruction Form must be submitted.

Accordingly, Instructions (as defined above and in the Offering Memorandum) are hereby relayed to the Tender Agent, as Attorney-in-Fact, with respect to the following Voluntary Offer Instruction (“VOI”) Number(s), provided, however, that any such Instruction shall automatically be deemed to be revoked in the event the corresponding tender is validly withdrawn:

(You may also attach a schedule of VOI Numbers, in which case please write “See Attached Schedule” above and specify the number of pages that are attached.)

This Nominee Instruction Form must be emailed to the Tender Agent at the email address set forth below by Noon (prevailing Eastern Time) on the business day following the date on which the Existing DGL2 2022 Notes were tendered via ATOP:

Email to: Tabulation@epiqglobal.com (with a reference to “DL Nominee Instruction Form” in the subject line).

DTC Participant Name:	DTC Participant Number:

Contact Name:	Telephone:

Contact Email Address:

The Tender Agent for the Tender Offers and Solicitations is:

Epiq Corporate Restructuring, LLC

By Regular, Registered or Certified Mail,
By Overnight Courier or By Hand

By Fascimile (For Eligible Institutions only) (855) 853-9987 Attention: Solicitation Group	777 Third Avenue, 12th Floor New York, New York 10017 Attention: Solicitation Group	Banks and Brokers: (646) 282-2500 All Others: (866) 897-6433 (Toll-Free) or (646) 282-2500 (International)

Any questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at the addresses and telephone numbers set forth below. Requests for additional copies of this offering memorandum and the letter of transmittal may be directed to the Information Agent. Eligible Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers and Solicitations.

The Information Agent for the Tender Offers and Solicitations is:

Epiq Corporate Restructuring, LLC

By Mail, Hand or Overnight Delivery:

777 Third Avenue, 12th Floor

New York, New York 10017

Facsimile: (855) 853-9987
Banks and Brokers Call: (646) 282-2500

All Others Call: (866) 897-6433 (Toll-Free) or (646) 282-2500 (International)

Email: tabulation@epiqglobal.com, with reference to “Digicel” in the subject line.

Attention: Solicitation Group

The Dealer Manager and Solicitation Agent for the Tender Offers and Solicitations is:

Citigroup Global Markets Inc.

388 Greenwich Street, 7th Floor
New York, New York 10013
Attention: Liability Management Group
Toll-Free: (800) 558-3745
Collect: (212) 723-6106

SUPPLEMENT NO. 1 DATED APRIL 15, 2020 TO OFFERING MEMORANDUM

Offer by Digicel Group 0.5 Limited (“we” or “us”) to Purchase Any and All Outstanding 8.250% Senior Notes due 2022 Issued by Digicel Group Two Limited

Offer to Purchase Any and All Outstanding 9.125% Senior Cash Pay/PIK Notes due 2024 Issued by Digicel Group Two Limited

Offer to Purchase Any and All Outstanding 8.250% Senior Notes due 2022 Issued by Digicel Group One Limited

and
Solicitation of Consents and Waivers

This Supplement No. 1 (the “Supplement”) hereby amends, supplements, modifies, updates and becomes a part of, as of the date hereof, the confidential offering memorandum and consent and waiver solicitation statement, dated as of April 1, 2020 (as it may be further supplemented and amended from time to time, along with this Supplement, the “Offering Memorandum”), and the related letter of transmittal relating to (i) three separate offers to purchase (each, a “Tender Offer” and, collectively, the “Tender Offers”) (a) any and all of the Existing DGL2 2022 Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for Convertible Notes and New DGL0.5 Unsecured Notes, (b) any and all of the Existing DGL2 2024 Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for Convertible Notes and New DGL0.5 Unsecured Notes and (c) any and all of the Existing DGL1 Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for New DGL0.5 Secured Notes, in each case upon the terms and subject to the conditions set forth in the Offering Memorandum, (ii) the simultaneous solicitation of consents (the “Consent Solicitations”) with respect to the Proposed Amendments and Proposed Event of Default Amendment to the Existing Indentures described in the Offering Memorandum and (iii) the simultaneous solicitations of the Scheme Default Waiver, Interest Payment Waiver and Reports Waiver (the “Waiver Solicitations”) described in the Offering Memorandum.

Only persons holding Existing Notes who certify that they are (i) “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A under the Securities Act or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act and that are not acquiring the New Notes for the account or benefit of a U.S. person are authorized to receive and review this Supplement and participate in the Tender Offers, except in certain limited circumstances as set forth in the Offering Memorandum.

The New Notes are not intended to be offered, sold or otherwise made available to and should not be made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

The purpose of this Supplement is to amend the Offering Memorandum to update certain disclosure. This Supplement does not purport to be a complete description of the Offering Memorandum. This Supplement should be read in conjunction with the Offering Memorandum for a complete description of the Tender Offers and the Solicitations. All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Offering Memorandum.

Clarifications to the Description of the New DGL0.5 Unsecured Notes and the Description of the New DGL0.5 Secured Notes

(1)	replace “payment Default or Event of Default” with “Default relating to any payment to be made under the Indenture or Event of Default” in all instances where the phrase “payment Default or Event of Default” appears in the “Description of the New DGL0.5 Unsecured Notes” and the “Description of the New DGL0.5 Secured Notes” sections of the Offering Memorandum.

Clarifications to the Description of the Proposed Amendments and Waiver Solicitations

Notwithstanding anything to the contrary in the Offering Memorandum, Waivers, the Proposed Amendments and the Proposed Event of Default Amendment will become effective, with respect to an Existing Indenture, upon the receipt of Waivers and consents to the Proposed Amendments and the Proposed Event of Default Amendment from Eligible Holders holding the majority of the outstanding aggregate principal amount of the applicable series of Existing Notes, even if we do not consummate the applicable Tender Offer or commence a Scheme with respect to such series of Existing Notes, provided that the Reports Waiver, Interest Payment Waiver, the Proposed Amendments and Proposed Event of Default Amendment will cease to be effective (i) if the applicable Tender Offer is terminated or withdrawn unless the applicable Existing Notes Issuer has announced its intent to promptly commence a Scheme with respect to such Existing Notes, (ii) if the applicable Existing Notes Issuer has announced its intent to promptly commence a Scheme but does not commence a Scheme within 20 business days of such announcement or (iii) if the applicable Existing Notes Issuer commences but does not consummate a Scheme with respect to such Existing Notes.

Change to Description of the Tender Offers, Solicitations and Schemes

The Tender Offers and Scheme

(1)	insert the following paragraph at the end of such section:

Eligible Holders that are party to the Support Agreement will be permitted to (i) withdraw their tendered Existing Notes (and thereby revoke their Instructions with respect to the withdrawn Existing Notes) during the term of the applicable Tender Offer in connection with a transfer permitted by the Support Agreement and subject to the restrictions in the Support Agreement (which include an obligation that the transferee tenders such transferred Existing Notes in the applicable Tender Offer and provides the applicable consents, waivers and Instructions in connection with such tender) and (ii) in certain circumstances transfer Existing Notes (including the right to receive the Early Tender Premium, if applicable) in accordance with the Support Agreement without withdrawing such Existing Notes or Instructions. Eligible Holders that are eligible to receive the Early Tender Premium in respect of their tendered Existing Notes in a Tender Offer would lose the ability to receive the Total Tender Consideration offered (which includes the Early Tender Premium) with respect to any Existing Notes withdrawn after the Early Tender Date pursuant to clause (i) in the preceding sentence (but not transferred in accordance with clause (ii) in the preceding sentence), although such Existing Notes may be retendered on or before the Expiration Date solely for the Tender Consideration.

Other Modifications

Other information contained in the Offering Memorandum is deemed to have changed to the extent affected by the changes described above.

SUPPLEMENT NO. 2 DATED APRIL 24, 2020 TO OFFERING MEMORANDUM

Offer by Digicel Group 0.5 Limited (“we” or “us”) to Purchase Any and All Outstanding 8.250% Senior Notes due 2022 Issued by Digicel Group Two Limited

Offer to Purchase Any and All Outstanding 9.125% Senior Cash Pay/PIK Notes due 2024 Issued by Digicel Group Two Limited

Offer to Purchase Any and All Outstanding 8.250% Senior Notes due 2022 Issued by Digicel Group One Limited

and
Solicitation of Consents and Waivers

This Supplement No. 2 (the “Supplement”) hereby amends, supplements, modifies, updates and becomes a part of, as of the date hereof, the confidential offering memorandum and consent and waiver solicitation statement, dated as of April 1, 2020, as supplemented by Supplement No. 1 dated as of April 15, 2020 to the offering memorandum (as it may be further supplemented and amended from time to time, along with this Supplement, the “Offering Memorandum”), and the related letter of transmittal relating to (i) three separate offers to purchase (each, a “Tender Offer” and, collectively, the “Tender Offers”) (a) any and all of the Existing DGL2 2022 Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for Convertible Notes and New DGL0.5 Unsecured Notes, (b) any and all of the Existing DGL2 2024 Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for Convertible Notes and New DGL0.5 Unsecured Notes and (c) any and all of the Existing DGL1 Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for New DGL0.5 Secured Notes, in each case upon the terms and subject to the conditions set forth in the Offering Memorandum, (ii) the simultaneous solicitation of consents (the “Consent Solicitations”) with respect to the Proposed Amendments and Proposed Event of Default Amendment to the Existing Indentures described in the Offering Memorandum and (iii) the simultaneous solicitations of the Scheme Default Waiver, Interest Payment Waiver and Reports Waiver (the “Waiver Solicitations”) described in the Offering Memorandum.

Only persons holding Existing Notes who certify that they are (i) “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A under the Securities Act or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act and that are not acquiring the New Notes for the account or benefit of a U.S. person are authorized to receive and review this Supplement and participate in the Tender Offers, except in certain limited circumstances as set forth in the Offering Memorandum.

The New Notes are not intended to be offered, sold or otherwise made available to and should not be made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

The purpose of this Supplement is to amend the Offering Memorandum to update certain disclosure. This Supplement does not purport to be a complete description of the Offering Memorandum. This Supplement should be read in conjunction with the Offering Memorandum for a complete description of the Tender Offers and the Solicitations. All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Offering Memorandum.

Financial Statements for the Nine Months Ended December 31, 2019

The following financial statements of Digicel Group Limited and its subsidiaries as of December 31, 2019, which are consistent with the preliminary quarterly results disclosed in “Summary—Recent Developments—Preliminary Results for the Quarter Ended December 31, 2019,” are incorporated into the Offering Memorandum.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Financial Statements of Digicel Group Limited and Subsidiaries as of December 31, 2019	Page
Unaudited Condensed Consolidated Statements of Comprehensive Loss	F-717
Unaudited Condensed Consolidated Balance Sheets	F-718 – F-719
Unaudited Condensed Consolidated Statements of Changes in Deficit	F-720
Unaudited Condensed Consolidated Statements of Cash Flows	F-721 – F-722
Notes to the Unaudited Condensed Consolidated Financial Statements	F-723 – F-749

Digicel Group Limited

Unaudited Interim Financial Statements

31 December 2019

Digicel Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Loss

Nine months ended 31 December 2019 and 31 December 2018

(expressed in United States dollars unless otherwise indicated)

	Note	Nine months ended 31 December 2019 $’000	Nine months ended 31 December 2018 $’000
Revenue	4	1,716,247	1,731,299
Operating Costs and Expenses:
Direct operating and subscriber acquisition costs	7	(391,902)	(423,232)
Other operating expenses	7	(387,270)	(385,347)
Staff costs	8	(211,898)	(207,788)
Other income	10	—	56,688
Other gains/(losses)	14	282	(1,764)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets	11,12	(362,545)	(332,439)
Operating Profit		362,914	437,417
Finance income	5	1,129	960
Finance costs	5	(449,372)	(377,776)
Share of loss of associates	13	(11,198)	(12,410)
Impairment of loans to associate	13	(36,083)	(24,474)
(Loss) / Profit before Taxation		(132,610)	23,717
Taxation	9	(84,754)	(67,150)
Net Loss		(217,364)	(43,433)
Other Comprehensive Loss:
Item that may subsequently be reclassified to profit or loss
Exchange differences on translating foreign operations		(62,426)	(73,558)
Item that will not subsequently be reclassified to profit or loss
Re-measurements of post-employment benefit obligations		2	—
Total Comprehensive Loss		(279,788)	(116,991)
Net Loss attributable to:
Owners of the parent		(222,723)	(53,415)
Non-controlling interests		5,359	9,982
		(217,364)	(43,433)
Total Comprehensive Loss attributable to:
Owners of the parent		(285,147)	(126,973)
Non-controlling interests		5,359	9,982
		(279,788)	(116,991)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Unaudited Condensed Consolidated Balance Sheets

As at 31 December 2019 and 31 March 2019

(expressed in United States dollars unless otherwise indicated)

	Note	31 December 2019 $’000	31 March 2019 $’000
ASSETS
Non-Current Assets
Intangible assets	11	1,336,667	1,365,518
Property, plant and equipment	12	2,093,997	1,875,095
Investments in associates and joint ventures	13	38,669	46,914
Other investments	14	19,872	19,577
Deferred taxation		73,948	57,711
Prepayments	15	47,247	76,467
		3,610,400	3,441,282
Current Assets
Accounts receivable and prepayments	16	475,432	452,111
Inventories		20,503	26,162
Restricted deposits	17	23,444	25,467
Cash and cash equivalents	17	130,449	281,332
		649,828	785,072
Total Assets		4,260,228	4,226,354

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

31 December 2019 and 31 March 2019

(expressed in United States dollars unless otherwise indicated)

LIABILITIES AND DEFICIT	Note	31 December 2019 $’000	31 March 2019 $’000
Non-Current Liabilities
Long term loans and leases	18	7,256,787	6,861,224
Deferred taxation		158,127	165,520
Provisions	19	105,708	100,874
Other long term liabilities	20	50,086	52,534
		7,570,708	7,180,152
Current Liabilities
Trade and other payables	21	642,229	734,670
Provisions	19	9,543	12,299
Taxation payable		54,136	62,783
Long term loans and leases - current portion	18	235,834	202,947
		941,742	1,012,699
Total Liabilities		8,512,450	8,192,851
Equity/(Deficit)
Capital and Reserves Attributable to Equity Holders of the Company
Share capital	22	194,801	194,801
Contributed capital		112,982	112,982
Foreign exchange translation reserve		(839,236)	(776,810)
Accumulated deficit		(3,775,182)	(3,553,386)
		(4,306,635)	(4,022,413)
Non-Controlling Interests		54,413	55,916
Total Deficit		(4,252,222)	(3,966,497)
Total Liabilities and Deficit		4,260,228	4,226,354

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Unaudited Condensed Consolidated Statements of Changes in Deficit

Nine months ended 31 December 2019 and 31 December 2018

(expressed in United States dollars unless otherwise indicated)

	Attributable to equity holders of the Company
	Share Capital $’000	Contributed Capital $’000	Foreign Exchange Translation Reserve $’000	Accumulated Deficit $’000	Total $’000	Non-Controlling Interests $’000	Total Deficit $’000
Balance at 1 April 2018	194,801	112,982	(684,721)	(3,209,547)	(3,586,485)	44,379	(3,542,106)
Effect of adoption of new standards	—	—	—	(43,063)	(43,063)	(3,028)	(46,091)
As restated	194,801	112,982	(684,721)	(3,252,610)	(3,629,548)	41,351	(3,588,197)
Net loss for the period	—	—	—	(53,415)	(53,415)	9,982	(43,433)
Other comprehensive loss	—	—	(73,558)	—	(73,558)	—	(73,558)
Total comprehensive loss	—	—	(73,558)	(53,415)	(126,973)	9,982	(116,991)
Arising from disposal of subsidiary	—	—	(1,750)	—	(1,750)	10,291	8,541
Dividends to non-controlling interests	—	—	—	—	—	(1,102)	(1,102)
Balance at 31 December 2018	194,801	112,982	(760,029)	(3,306,025)	(3,758,271)	60,522	(3,697,749)

Balance at 1 April 2019	194,801	112,982	(776,810)	(3,553,386)	(4,022,413)	55,916	(3,966,497)
Net loss for the period	—	—	—	(222,723)	(222,723)	5,359	(217,364)
Other comprehensive (loss) / income	—	—	(62,426)	2	(62,424)	—	(62,424)
Total comprehensive (loss) / income	—	—	(62,426)	(222,721)	(285,147)	5,359	(279,788)
Arising from acquisition of non-controlling interest	—	—	—	925	925	(925)	—
Dividends to non-controlling interests	—	—	—	—	—	(5,937)	(5,937)
Balance at 31 December 2019	194,801	112,982	(839,236)	(3,775,182)	(4,306,635)	54,413	(4,252,222)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

Nine months ended 31 December 2019 and 31 December 2018

(expressed in United States dollars unless otherwise indicated)

	Note	Nine months ended 31 December 2019 $’000	Nine months ended 31 December 2018 $’000
Cash Flows from Operating Activities
Net loss		(217,364)	(43,433)
Adjustments for:
Depreciation	12	307,037	269,793
Impairment of property, plant and equipment		—	2,652
Amortisation of intangible assets	11	55,509	59,994
Share of loss of associates	13	11,198	12,410
Impairment of loans to associate	13	36,083	24,474
Fair value (gains)/losses on other investments	14	(282)	1,764
Interest income	5	(1,129)	(960)
Interest expense on bonds and term loans	5	391,610	354,854
Interest element of leases	5	31,074	—
Amortisation of debt discount and deferred financing fees	5	12,016	12,519
Other finance related expenses	5	11,177	8,505
Equity based compensation	8	—	12,474
Employee profit share scheme	8	737	1,251
Foreign exchange loss on loans	5	3,495	1,898
Income tax expense	9	84,754	67,150
Loss on disposal of subsidiaries	10	—	8,187
Insurance proceeds recognised	10	—	(39,875)
Gain on disposal of property, plant and equipment and intangible assets	7	(6,103)	(80,305)
Change in operating assets and liabilities:
Accounts receivable and prepayments		5,899	(54,699)
Inventories		5,659	(5,278)
Trade and other payables		(21,190)	(31,894)
Provisions		2,078	2,924
Cash generated from operations		712,258	584,404
Taxation paid		(125,315)	(119,464)
Interest paid		(380,344)	(340,520)
Interest received		1,129	960
Net cash provided by operating activities		207,728	125,380

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

Nine months ended 31 December 2019 and 31 December 2018

(expressed in United States dollars unless otherwise indicated)

	Note	Nine months ended 31 December 2019 $’000	Nine months ended 31 December 2018 $’000
Net Cash From Operating Activities		207,728	125,380
Cash Flows from Investing Activities
Purchase of property, plant and equipment		(239,194)	(258,169)
Purchase of intangible assets		(22,996)	(19,774)
Proceeds from sale of property, plant and equipment		17,246	83,137
Proceeds from sale of other investment		112	145
Proceeds from sale of subsidiaries, net of cash disposed		—	3,320
Proceeds from insurance		—	39,875
Acquisition of equity investment in associates and joint ventures	13	(2,938)	(2,599)
Loans to Digicel Holdings (Central America) Limited	13	(36,083)	(54,857)
Acquisition of other investments	14	(227)	—
Net cash used in investing activities		(284,080)	(208,922)
Cash Flows from Financing Activities
Long term loans received including revolver facility		5,000	75,332
Long term loans repaid		(19,723)	(16,152)
Capital element of leases		(23,672)	—
Financing fees paid during the period		(27,794)	(8,663)
Dividends and other amounts paid to non-controlling interests		(9,094)	(2,366)
Deposits held in escrow and restricted accounts		2,023	(20,056)
Net cash (used in)/provided by financing activities		(73,260)	28,095
Net decrease in cash and cash equivalents		(149,612)	(55,447)
Cash and cash equivalents at beginning of period		281,332	157,807
Effects of exchange rate changes on cash and cash equivalents		(1,271)	(1,271)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		130,449	101,089

Supplemental disclosure of non-cash investing and financing activities:
Payables for additions to property, plant and equipment		113,599	145,811

The accompanying notes are an integral part of these condensed consolidated financial statements.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

1.	Identification and Activities

Digicel Group Limited (“DGL” or “the Company”), a limited liability company incorporated in Bermuda on 5 February 2007 and its subsidiaries (together “the Group” or “Digicel”), provide communications services including mobile telephony, business solutions, fixed broadband/pay-TV and other related products and services in the Caribbean, South Pacific and Central America. As at 31 December 2019, Digicel has operations in Jamaica, Barbados, St. Lucia, St. Vincent and the Grenadines, Grenada, Aruba, Bonaire, Curacao, The Cayman Islands, Turks and Caicos, Trinidad and Tobago, Haiti, Dominica, Bermuda, St. Kitts and Nevis, French West Indies, El Salvador, Guyana, Suriname, British Virgin Islands, Antigua and Barbuda, Anguilla, Montserrat, Papua New Guinea, Vanuatu, Samoa, Nauru, Fiji and Tonga.. The Company has its registered office at 2 Church St, Hamilton, Bermuda, HM CX. The Group’s headquarters is located at 14 Ocean Boulevard, Kingston, Jamaica.

The controlling shareholder is Mr. Denis O’Brien.

The financial statements were authorised for issue by the Directors on 22 April 2020. The Directors have the power to amend and reissue the financial statements.

2.	Summary of Significant Accounting Policies

Basis of preparation

The condensed consolidated financial statements of the Group are unaudited. They are presented in United States Dollars and have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). As such, certain information and disclosures normally included in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS have been condensed or omitted. In the opinion of management, the condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. The condensed consolidated financial statements should be read in conjunction with the audited annual financial statements as of 31 March 2019 which have been prepared in accordance with IFRS as issued by the IASB.

The Group’s total liabilities exceeded its total assets as at 31 December 2019. However, the Group reported operating profit in the period of $363 million and generated net cash from operating activities of $208 million.

The Group has prepared a cash flow forecast which indicates that, in order to meet its obligations over the next twelve months, the Group will need additional funding to supplement cash balances and cash generated from operations. The Group is considering multiple funding alternatives, including inter alia debt refinancing and additional equity financing. While the Group has been successful in raising financing in the past, there can be no assurance that it will be able to do so in the future either on a timely basis or on terms acceptable to the Group. The present uncertain market conditions may, among other reasons, adversely impact the Group's ability to secure funding.

In the event the Group is unable to successfully generate sufficient funds from above, during or before, the end of quarter ending 31 December 2020, the Group may not have sufficient cash flows and liquidity to finance its business operations as currently structured. The Group's consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended 31 March 2019, except for the estimation of income tax (see Note 9) and the adoption of a new standard as set out below.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards

Certain new standards, interpretations and amendments to existing standards have been published that became effective during the current financial period. The Group has assessed the relevance of all such new interpretations and amendments, and has adopted the following, which are relevant to its operations.

IFRS 16, ‘Leases’, (effective for annual periods beginning on or after 1 January 2019). IFRS 16 replaces IAS 17, “Leases” and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the lessee. IFRS 16 removes the classification of leases as either operating leases or finance leases, for lessees, as is required by IAS 17 and, instead introduces a single accounting model.

a)	Adjustments recognised on adoption of IFRS 16

On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 April 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 April 2019 was 10.5%.

The difference between operating lease commitments disclosed as at 31 March 2019 when applying IAS 17 to the lease liabilities recognised as at 1 April 2019 is mainly due to discounting using the incremental borrowing rate at the date of initial application.

The associated right-of-use for the leased assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 March 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

·	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;

·	reliance on previous assessments on whether leases are onerous;

·	the accounting for operating leases with a remaining lease term of less than 12 months as at 31 March 2019 as short-term leases;

·	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

·	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards (continued)

b)	Group leasing activities and how these are accounted for

The Group leases various sites, towers, colocations in towers, offices, warehouses, retail stores, equipment and cars. Rental contracts are typically made for fixed periods of 3 to 15 years but may have extension options as described in (ii) below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes. Until the 2019 financial year, leases of property, plant and equipment were classified as operating leases.

Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease. From 1 April 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

·	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

·	variable lease payment that are based on an index or a rate; and

·	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

·	the amount of the initial measurement of lease liability;

·	any lease payments made at or before the commencement date less any lease incentives received; and

·	any initial direct costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Extension and termination options are included in a number of property and equipment leases across the Group. These terms are used to maximise operational flexibility in terms of managing contracts.

The impact of applying the above standard on the opening balance sheet at 1 April 2019 is summarised in the table below.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards (continued)

	As previously reported $’000	Impact of IFRS 16 $’000	As restated $’000
ASSETS
Non-Current Assets
Property, plant and equipment	1,875,095	380,651	2,255,746
LIABILITIES AND EQUITY
Non-Current Liabilities
Long term loans and leases	6,861,224	354,047	7,215,271
Current Liabilities
Long term loans and leases (current)	202,947	26,604	229,551
Deficit
Total deficit	(3,966,497)	—	(3,966,497)

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

2.	Summary of Significant Accounting Policies (Continued)

Standards, interpretations and amendments to existing standards (continued)

The other amendments and interpretation listed below did not have any impact on the Group’s accounting policies and did not require retrospective adjustments:

·	Annual improvements 2015-2017

·	Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’

·	IFRIC 23, ‘Uncertainty over income tax treatments’

The following amendments to standards, which are not expected to materially affect the Group, will be effective:

From 1 April 2020 for the Group:

·	Amendments to IFRS 3 – definition of a business

·	Amendments to IAS 1 and IAS 8 on the definition of material

·	Amendments to the Conceptual Framework

From 1 April 2022 for the Group:

·	Amendments to IAS 1 – classification of liabilities as current or non-current

There are no other significant changes to standards effective 1 April 2019.

3.	Segment Reporting

Management has determined the operating segments based on the reports reviewed by the CODM (the Board of Directors) that are used to make strategic decisions. The Board of Directors assess the performance of the operating segments based on segment results. The Group defines segment results to be net profit/(loss) plus: finance costs, net foreign exchange (gain)/loss, impairment loss from associates, taxation, (gain)/loss on disposal of assets, depreciation and amortisation, compensation expenses relating to share options and other non-recurring non-operating income or expense. Segment results are used by the Board and management as a measure of profitability.

Capital expenditure comprises cash additions to property, plant and equipment and intangible assets, excluding additions resulting from business combinations.

East Caribbean and French West Indies were aggregated based on similar economic characteristics including products and services, customers and regulatory environment.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

3.	Segment Reporting (Continued)

Nine months ended 31 December 2019	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	259,371	203,844	268,476	199,537	113,317	57,042	68,970	67,245	57,526	440,854	-	1,736,182
Inter-segment revenue	-	(2,405)	(776)	-	-	-	-	-	-	(16,754)	-	(19,935)
External revenue	259,371	201,439	267,700	199,537	113,317	57,042	68,970	67,245	57,526	424,100	-	1,716,247
Segment result	128,638	93,346	137,070	101,330	36,377	14,142	22,902	41,638	24,175	185,479	(41,917)	743,180
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets												(362,545)
Other non-operational expenses												(17,721)
Operating profit												362,914
Finance income												1,129
Finance costs												(449,372)
Share of loss of associates												(11,198)
Impairment of loans to associate												(36,083)
Loss before taxation												(132,610)
Taxation												(84,754)
Net loss												(217,364)
Cash and cash equivalents	31,654	6,056	5,387	11,554	3,835	1,067	2,397	3,927	1,204	48,108	15,260	130,449
Other current assets												519,379
Non-current assets												3,610,400
Total assets												4,260,228
Capital expenditure	16,603	28,343	34,286	22,968	15,381	7,775	6,285	2,789	19,938	107,822	-	262,190
Depreciation and amortisation	46,308	39,648	69,771	48,213	8,942	20,124	13,499	6,490	7,711	91,839	-	362,545

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

3.	Segment Reporting (Continued)

Nine months ended 31 December 2018	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets	Unallocated / Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Total segment revenue	251,603	235,791	262,078	190,104	122,286	67,943	69,152	66,894	46,792	437,758	-	1,750,401
Inter-segment revenue	-	(3,114)	(936)	-	-	-	-	-	-	(15,052)	-	(19,102)
External revenue	251,603	232,677	261,142	190,104	122,286	67,943	69,152	66,894	46,792	422,706	-	1,731,299
Segment result	112,195	121,499	128,397	96,078	40,165	11,269	27,525	42,940	26,530	176,019	(40,778)	741,839
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets												(332,439)
Other income												56,688
Other non-operational expenses												(28,671)
Operating profit												437,417
Finance income												960
Finance costs												(377,776)
Share of loss of associates												(12,410)
Impairment of loans to associate												(24,474)
Profit before taxation												23,717
Taxation												(67,150)
Net loss												(43,433)
Cash and cash equivalents	9,240	7,030	7,662	2,176	3,253	2,371	1,900	2,117	3,180	54,991	7,169	101,089
Other current assets												687,640
Non-current assets												3,507,824
Total assets												4,296,553
Capital expenditure	37,765	22,344	26,853	28,813	37,044	6,489	21,011	2,432	11,536	83,656	-	277,943
Depreciation and amortisation	43,969	44,078	63,259	47,814	16,117	14,188	13,888	7,518	6,093	72,863	-	329,787
Impairment of property, plant and equipment and intangible assets	2,652	-	-	-	-	-	-	-	-	-	-	2,652

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

4.	Revenue

The Group derives revenue from the transfer of services (over time) and equipment (point in time) in the following major product lines and geographical markets for the Nine months ended 31 December 2019 and 2018:

31 December 2019	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	198,922	186,473	192,898	133,233	84,423	47,476	29,455	62,191	34,691	253,312	1,223,074
Business solutions	34,333	9,011	23,578	14,742	16,043	4,358	20,845	1,369	7,828	50,676	182,783
Cable TV and broadband	17,236	—	24,197	46,934	—	—	15,887	—	—	47,800	152,054
Other	2,870	6,235	17,571	1,680	1,616	1,831	288	2,748	1,177	52,381	88,397
Service revenue	253,361	201,719	258,244	196,589	102,082	53,665	66,475	66,308	43,696	404,169	1,646,308
Handset and other equipment	6,010	2,125	10,232	2,948	11,235	3,377	2,495	937	13,830	16,750	69,939
Total revenue	259,371	203,844	268,476	199,537	113,317	57,042	68,970	67,245	57,526	420,919	1,716,247

31 December 2018	Papua New Guinea	Haiti	Jamaica	Trinidad & Tobago	French West Indies	El Salvador	Bermuda	Guyana	East Caribbean	Other markets/ Eliminations	Group
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Mobile	180,589	218,554	187,939	129,586	93,587	48,334	27,865	61,468	37,822	257,604	1,243,348
Business solutions	41,866	9,274	20,080	13,052	13,826	12,018	19,765	819	5,492	46,111	182,303
Cable TV and broadband	17,345	—	21,581	42,817	—	—	17,708	—	—	44,366	143,817
Other	3,360	5,832	21,077	1,970	1,595	1,185	184	3,729	1,252	54,283	94,467
Service revenue	243,160	233,660	250,677	187,425	109,008	61,537	65,522	66,016	44,566	402,364	1,663,935
Handset and other equipment	8,443	2,131	11,401	2,679	13,278	6,406	3,630	878	2,226	16,292	67,364
Total revenue	251,603	235,791	262,078	190,104	122,286	67,943	69,152	66,894	46,792	418,656	1,731,299

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

5.	Finance Income and Costs

	Nine months ended 31 December 2019 $’000	Nine months ended 31 December 2018 $’000
Finance income:
Interest income	1,129	960
Finance costs:
Interest expense on bonds and term loans	391,610	354,854
Interest element of leases	31,074	-
Amortisation of debt discount and financing fees	12,016	12,519
Other finance related costs	11,177	8,505
Foreign exchange losses on loans	3,495	1,898
	449,372	377,776

6.	Foreign Exchange Losses

	Nine months ended 31 December 2019 $’000	Nine months ended 31 December 2018 $’000
Foreign exchange losses on loans (Note 5)	(3,495)	(1,898)
Other foreign exchange losses (Note 7)	(21,919)	(17,921)
	(25,414)	(19,819)

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

7.	Analysis of Expenses

	Nine months ended 31 December 2019 $’000	Nine months ended 31 December 2018 $’000
Direct operating and subscriber acquisition costs:
Interconnect costs	130,116	133,360
Subscriber acquisition costs (excluding handset cost)	22,671	25,930
Costs of equipment sales	40,784	55,228
Dealer margins and card production costs	72,278	72,585
Data and roaming charges	27,420	28,016
USO levies and call taxes	17,997	20,807
Cable, Broadband & other direct operating costs	80,636	87,306
	391,902	423,232

Other operating expenses:
Site operating costs	77,832	110,369
Network support and maintenance	31,788	24,902
Network operating costs	57,071	56,999
Marketing, customer care, sales and distribution	46,466	46,281
Information and technology costs	26,009	20,797
Travel	24,767	28,253
Professional fees	29,796	27,974
Premises and facilities	30,071	41,326
Contributions to Digicel Foundation	6,356	4,054
Gain on disposal of property, plant and equipment and intangible assets	(6,103)	(80,305)
Other foreign exchange losses (Note 6)	21,919	17,921
Restructuring costs – non-staff related	-	40,233
Other expenses	41,298	46,543
	387,270	385,347

Site operating costs and premises and facilities costs have reduced by approximately $54.7 million due to the application of IFRS 16, Leases.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

7.	Analysis of Expenses (Continued)

	Nine months ended 31 December 2019 $’000	Nine months ended 31 December 2018 $’000
Digicel 2030 and Restructuring costs
Voluntary Separation Plan / Termination costs included in staff costs (Note 8)	1,449	10,334
Restructuring costs –non-staff related included in other operating expenses	-	40,233
	1,449	50,567

In December 2016, the Company announced a Group wide transformation programme called Digicel 2030. The programme consists of multiple initiatives including a cost reduction programme, significant redesign of the organisational structure, digitalisation of customer facing activities and a global network upgrade programme.

Restructuring costs primarily relate to the cost of consultants and other non-recurring activities incurred during the nine months ended 31 December 2018 attributable to Digicel 2030.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

8.	Staff Costs

	Nine months ended 31 December 2019 $’000	Nine months ended 31 December 2018 $’000

Salaries	177,314	156,284
Statutory contributions	15,793	14,188
Pension contribution	5,169	4,565
Equity compensation charge under IFRS 2	-	12,474
Employee profit share scheme	737	1,251
Voluntary Separation Plan / Termination costs (Note 7)	1,449	10,334
Other	11,436	8,692
	211,898	207,788

9.	Taxation

	Nine months ended 31 December 2019 $’000	Nine months ended 31 December 2018 $’000
Profit before tax in taxable jurisdictions, net - operating companies	228,111	347,794
Profit/(losses) before tax in tax free or 1% jurisdictions, net
- operating companies	9,601	51,501
- holding companies	(370,322)	(375,578)
Group (loss)/profit before tax	(132,610)	23,717

Actual tax charge	84,754	67,150
Weighted average statutory tax rate on profitable operations in taxable jurisdictions	28.4%	28.1%

Income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The applicable statutory tax rate of 28.4% (2018 – 28.1%) used by the Group is calculated based on the weighted average of the standard tax rates applying to profits earned in taxable jurisdictions. The profit before tax in the prior period was significantly higher than the current period primarily due to non-taxable items including the gains on disposal of property plant and equipment disclosed in Note 12, and insurance proceeds disclosed in Note 10.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

10.	Other Income

		Nine months ended 31 December 2019 $’000	Nine months ended 31 December 2018 $’000
Insurance proceeds – Hurricanes Irma and Maria	(a)	-	39,875
Compensation from supplier	(b)	-	25,000
Loss on disposal of subsidiaries	(c)	-	(8,187)
		-	56,688

Insurance proceeds are recognised when the receipt of the compensation is virtually certain which generally coincides with the receipt of cash.

(a)	During the period ended 31 December 2018, interim insurance proceeds of $39,875,000 were received in respect of losses incurred in the Caribbean due to Hurricanes Irma and Maria.

(b)	This represents compensation from a supplier for operating losses due to delays and stoppage in project work.

(c)	In April 2018, Digicel sold its 77.3% equity stake in Northbrook Holdings Pte Limited (which owned 99% of Myanmar Red Dot Network Limited, a payments company in Myanmar) for $0.5 million. The loss on disposal was $8.8 million.

In April 2018, Digicel completed the sale of its shareholding in Fundamental Limited (which owned an outdoor advertising business in Jamaica through its subsidiary National Outdoor Advertising Limited) for $3.5 million before working capital adjustments. The gain on disposal was $0.6 million.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

11.	Intangible Assets

	Goodwill	Licenses	Software	Subscriber Bases	Trade Marks	Contract Cost Assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 December 2019
Cost	1,004,764	771,749	150,055	132,458	20,050	124,682	2,203,758
Accumulated amortisation	-	(510,114)	(132,883)	(108,241)	(11,575)	(104,278)	(867,091)
Net book value	1,004,764	261,635	17,172	24,217	8,475	20,404	1,336,667
Nine months ended 31 December 2019
Opening net book amount	1,025,832	270,590	16,620	24,842	9,225	18,409	1,365,518
Additions	-	24,079	8,515	-	654	14,882	48,130
Amortisation charge	-	(33,116)	(7,549)	(627)	(1,347)	(12,870)	(55,509)
Translation difference	(21,068)	82	(414)	2	(57)	(17)	(21,472)
Closing net book value	1,004,764	261,635	17,172	24,217	8,475	20,404	1,336,667

As a result of contract reviews carried out in conjunction with the adoption of new accounting standards, we have elected to change our accounting policies for certain licenses to ensure consistency of treatment within the Group. Certain licenses which were previously treated as executory arrangements with license payments expensed as incurred have now been capitalised as intangible assets with the present value of future license payments reflected as a liability in long term loans and leases. The value of these licenses as of 1 April 2019 was $17,521,000 and is included under “Licenses Additions” above. This change in accounting policy was adopted prospectively, and the resulting adjustment is not material to current or prior periods.

Impairment tests for goodwill

The Group determines whether goodwill is impaired at least on an annual basis or when events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the recoverable amount of the cash generating unit (CGU) to which the goodwill is allocated. The recoverable amount of CGUs is determined using the higher of value in use and fair value less costs of disposal. The date of the most recent tests for impairment was 31 March 2019. There were no impairment indicators of any of the CGUs and therefore management has not updated its impairment calculations. The allocation of goodwill to the Group’s CGUs identified according to country/region of operation is as follows:

	31 December 2019	31 March 2019
	$’000	$’000
Papua New Guinea	267,324	270,009
Jamaica	218,552	228,991
Haiti	54,523	61,096
French West Indies	67,744	67,756
Samoa	47,428	48,147
Trinidad & Tobago	48,428	48,428
East Caribbean	38,566	38,566
El Salvador	37,476	37,476
Cayman Islands	34,517	34,517
Curacao	40,110	40,110
Vanuatu	19,492	19,776
Barbados	21,187	21,187
Bermuda	28,139	28,139
Other	81,278	81,634
	1,004,764	1,025,832

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

12.	Property, Plant & Equipment

	Land and Building	Leasehold Improvements	Site Infrastructure	Computers & Network Equipment	Fixtures & Fittings	Motor Vehicles	Right of Use	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At Cost -
At 31 March 2019	118,169	61,582	1,364,032	2,735,221	98,579	54,507	-	4,432,090
Change in accounting policy (Note 2)	-	-	-	-	-	-	380,651	380,651
As restated, 1 April 2019	118,169	61,582	1,364,032	2,735,221	98,579	54,507	380,651	4,812,741
Additions	48	796	130,777	62,099	530	1,849	12,561	208,660
Disposals	(1,569)	(931)	(23,329)	(117,486)	(3,560)	(16,382)	-	(163,257)
Transfers and reclassifications	(155)	133	(117,704)	116,975	94	657	-	-
Translation differences	(3,293)	(419)	(43,646)	(77,124)	(988)	(1,356)	1	(126,825)
At 31 December 2019	113,200	61,161	1,310,130	2,719,685	94,655	39,275	393,213	4,731,319
Depreciation -
At 1 April 2019	18,833	43,763	636,213	1,754,738	69,764	33,684	-	2,556,995
Charge for the period	2,255	2,149	49,155	208,145	5,307	4,432	35,594	307,037
Disposals	(585)	(931)	(22,068)	(117,086)	(3,518)	(8,078)	-	(152,266)
Translation differences	(1,115)	(280)	(16,916)	(54,744)	(286)	(1,103)	-	(74,444)
At 31 December 2019	19,388	44,701	646,384	1,791,053	71,267	28,935	35,594	2,637,322
Net Book Value -
31 December 2019	93,812	16,460	663,746	928,632	23,388	10,340	357,619	2,093,997
31 March 2019	99,336	17,819	727,819	980,483	28,815	20,823	-	1,875,095

Of the Group’s property, plant and equipment, certain assets are subject to liens under the terms of the long-term loans (Note 18).

In September 2018, the Group recognised a gain on disposal of property, plant and equipment of $83 million which mainly related to the sale of 451 towers in Jamaica. The transaction closed in September 2018 and the Group received proceeds of $84 million. Additional proceeds were received during the period for a small number of towers which had not been transferred as at 31 March 2019.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

13.	Investments in Associates and Joint Ventures

Investments in associates and Joint Ventures (comprised of loans and equity investments) are as follows:

	31 December 2019	31 March 2019
	$’000	$’000
(a) Digicel Holdings (Central America) Limited (DHCAL)	30,741	42,392
(b) Other associates and joint ventures	7,928	4,522
	38,669	46,914
(a)	Digicel Holdings (Central America) Limited (“DHCAL”)

Loan to DHCAL $’000
At 1 April 2019	42,392
Additions	36,083
Share of losses	(11,651)
Impairment	(36,083)
At 31 December 2019	30,741

(b)	Other associates and joint ventures: This balance relates to three investments, one in Haiti with an initial investment of $1,500,000, a new joint venture in St. Lucia and a minor investment, acquired with International Media Content Limited.

Total $’000
At 1 April 2019	4,522
Additions	2,938
Share of profit	453
Translation differences	15
At 31 December 2019	7,928

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

13. Investments in Associates and Joint Ventures (Continued)

Summarised statement of comprehensive loss for DHCAL

	31 December 2019	31 December 2018
	$’000	$’000
Revenue	60,293	51,659
Direct operating costs and subscriber acquisition costs	(26,095)	(21,007)
Operating expenses	(36,254)	(47,359)
Depreciation and amortisation	(18,098)	(14,164)
Operating loss	(20,154)	(30,871)
Net finance costs	(5,238)	21
Other non-operating expenses	(656)	-
Taxation	(995)	(259)
Net loss	(27,043)	(31,109)
Share of losses	(11,651)	(13,550)

Summarised balance sheet statement for DHCAL

	31 December 2019	31 March 2019
	$’000	$’000
Cash and cash equivalents	1,736	204
Other current assets	28,970	35,502
Total current assets	30,706	35,706
Non-Current assets	195,649	149,926
Total Assets	226,355	185,632

Current liabilities	50,173	58,639
Non-current liabilities	657,815	579,966
Total Liabilities	707,988	638,605

Deficit	(481,633)	(452,973)
Total Liabilities and Equity	226,355	185,632

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

14.	Other Investments

	Loan $’000	Equity $’000	Total $’000
At 1 April 2019	434	19,143	19,577
Additions at cost	-	227	227
Fair value gains included in profit or loss	-	282	282
Repayments and disposals	(111)	-	(111)
Translation differences	-	(103)	(103)
At 31 December 2019	323	19,549	19,872

15.	Prepayments

Prepayments represent amounts prepaid on Indefeasible Rights of Use (IRU) for fibre networks. The prepayments are expensed in other operating expenses over the IRU contract terms which are generally over a period of 5-15 years.

16.	Accounts Receivable and Prepayments

	31 December 2019	31 March 2019
	$’000	$’000
Trade receivables	346,620	395,320
Less: Provision for impairment	(58,498)	(85,863)
	288,122	309,457
Contract assets	18,344	19,086
Prepayments and deposits on equipment	100,713	46,058
Value Added Tax & Corporation Tax recoverable	10,170	2,290
Deferred dealer margins and card production costs	7,108	6,848
Other	50,975	68,372
	475,432	452,111

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

17.	Cash and Restricted Deposits

	31 December 2019 $’000	31 March 2019 $’000
Cash and cash equivalents	130,449	281,332
Restricted deposits	23,444	25,467
	153,893	306,799

The restricted deposits of $23,444,000 at 31 December 2019 comprise:

a)	$1,770,000 held in reserve in respect of the 2017 DIFL facility agreement requirements;

b)	$2,550,000 held in reserve on programming rights for International Media Content Ltd;

c)	$2,463,000 held in reserve in accordance with the profit-sharing scheme in the French West Indies;

d)	$1,038,000 representing a guarantee of GSM license fees in Suriname;

e)	$1,963,000 held in a debt service reserve account held by Turgeau Holdings Limited;

f)	$5,356,000 held in trust accounts in Digicel Pacific Group on behalf of customers in respect of the mobile financial services business;

g)	$6,843,000 held in deposit in TT dollars as security for EURO/USD loans (Note 18); and

h)	other amounts on term deposits amounting to $1,461,000.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

18.	Long Term Loans and Leases

	31 December 2019	31 March 2019
	$’000	$’000
Senior and senior secured notes	5,839,020	5,825,000
Senior secured term loans	1,147,438	1,162,072
	6,986,458	6,987,072
Less: Net unamortised discount and fee	(29,058)	(41,070)
	6,957,400	6,946,002
Lease liabilities (c)	372,288	-
License-related obligations	49,976	29,946
	7,379,664	6,975,948
Accrued interest on senior secured notes and loans	112,957	88,223
	7,492,621	7,064,171

Current	235,834	202,947
Non-current	7,256,787	6,861,224
	7,492,621	7,064,171

There were no changes to the terms or balances of our long term loans and leases since 31 March 2019 except for normal scheduled repayments and the following:

a)	In June 2019, Digicel (PNG) Limited entered into a revised term arrangement with Bank of South Pacific Limited on the total $95 million loan with quarterly payments commencing on 18 September 2019 of $2.5 million for the first eight quarterly payments and $6.25 million for each quarter thereafter.

b)	In July 2019, Digicel (Trinidad & Tobago) Limited entered into a $5.0 million non-revolving instalment loan with RBC Royal Bank (Trinidad & Tobago) Limited. The loan is repayable in thirty-six equal monthly instalments after the date of drawdown. The interest rate is Royal Bank US Prime Rate (‘RBUSPR’) minus 1% per annum. The facility is fully by secured by restricted deposits in Trinidad and Tobago dollars (Note 17).

c)	On 1 April 2019, the Group adopted IFRS 16 which resulted in the recognition of lease liabilities (Note 2).

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

18.	Long Term Loans and Leases (Continued)

Maturity of borrowings:

The table below sets out the maturity analyses based on the contractual discounted cash flows:

	31 December 2019 $’000	31 March 2019 $’000
Less than one year	127,842	119,706
One to two years	1,366,758	83,622
Two to three years	2,030,385	1,318,266
Three to four years	996,714	2,900,889
Four to five years	2,632,058	17,253
Over five years	254,965	2,577,282
	7,408,722	7,017,018
Less: Deferred discount and financing fees	(29,058)	(41,070)
	7,379,664	6,975,948

Movement in Long Term Loans and Leases:

	Lease Liabilities $’000	Loans and Other $’000	Total $’000
At 31 March 2019	-	6,975,948	6,975,948
Adoption of IFRS 16	380,651	-	380,651
At 1 April 2019 (restated)	380,651	6,975,948	7,356,599
Net movement in financing cash flow	(23,672)	(14,723)	(38,395)
Non-cash changes
Additions	12,561	23,496	36,057
Interest on the 9.125% Senior Cash/PIK Notes	-	14,020	14,020
Interest accretion	-	1,192	1,192
Amortised discount and fees including fees expensed	-	12,016	12,016
Foreign exchange movements	2,748	(4,573)	(1,825)
At 31 December 2019	372,288	7,007,376	7,379,664

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

19.	Provisions

	Subscriber Acquisition Costs $’000	Asset Retirement Obligations $’000	Other $’000	Total $’000
At 1 April 2019	2,629	100,874	9,670	113,173
Utilised / reversed during the period	(2,629)	(2,886)	(5,718)	(11,233)
Provision during the period	846	9,195	4,927	14,968
Translation difference	(41)	(1,475)	(141)	(1,657)
At 31 December 2019	805	105,708	8,738	115,251

	31 December 2019	31 March 2019
	$’000	$’000
Analysis of total provisions:
Non-current	105,708	100,874
Current	9,543	12,299
	115,251	113,173

20.	Other Long Term Liabilities

	31 December 2019	31 March 2019
	$’000	$’000
Contract liabilities	37,945	43,217
Other creditors	12,141	9,317
	50,086	52,534

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

21.	Trade and Other Payables

	31 December 2019	31 March 2019
	$’000	$’000
Trade payables	195,331	247,622
Accrued liabilities	262,561	319,792
Contract liabilities	102,893	104,782
Subscriber deposits	23,612	23,617
Statutory creditors	38,555	32,845
Other	19,277	6,012
	642,229	734,670

22.	Share Capital

	31 December 2019	31 March 2019
Authorised:	$’000	$’000
15,700,000,000 common shares of $0.01 each	157,000	157,000
193,000 Series A Perpetual Preferred Stock of $1,000.00 each	193,000	193,000
	350,000	350,000
Issued and fully paid:
180,100,000 common shares of $0.01 each	1,801	1,801
193,000 Series A Perpetual Preferred Stock of $1,000.00 each	193,000	193,000
	194,801	194,801

The Series A Perpetual Preferred Stock rank senior to the common shares with respect to dividend rights, rights of redemption or rights upon liquidation. The Stock is entitled to an annual dividend, if declared by the Board of Directors, of 9.5% multiplied by the Liquidation Preference, cumulative from the date of issue. The Liquidation Preference is the par value of the stock plus the sum of the accrued but unpaid dividends from the date of issue. On or after 31 March 2013, the Company may at its and only its option, redeem the Series A Perpetual Preferred Stock at a price of 103% of the Liquidation Preference. No dividends were paid during the current or preceding financial period. The cumulative preferred dividends not recognised are $77,091,000 (March 2019: $63,340,000).

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

23.	Related Party Transactions

During the period, the Group had the following material transactions with directors and with related companies that are under the common control of the shareholders of the Group:

	31 December 2019	31 December 2018
	$’000	$’000
Key management compensation:
Salaries and other short-term benefits	7,531	8,148
Related party transactions:
Reimbursed expenses	258	522
Management fees	212	210
Financing fees	225	225
Office rental	2,910	2,910
Aircraft costs	6,769	7,588
Construction and maintenance fees	12,886	12,414
	23,260	23,869

Management compensation comprises salaries and other short-term employee benefits.

24.	Contingent Liabilities

The Group is currently party to litigation relating to certain operations, but in management’s opinion these will not have a material negative impact on the Group’s financial position or operations. Judgement is involved in the determination of contingent liabilities. If it becomes probable that a contingent liability will result in an outflow of economic resources, the Group will record a provision in the period the change in probability occurs. The amount of the loss involves judgement based on information available at the time. The Group does not recognise contingent assets. There have been no significant developments relating to litigation matters or contingencies disclosed in the financial statements for the year ended 31 March 2019 except as below:

Papua New Guinea – UAS Levies: Digicel has previously had ongoing Judicial Review Proceedings to challenge NICTA’s purported imposition of UAS Levies in respect of the 2016, 2017 and 2018 calendar years
(PGK20.3 million, PGK7.7 million and PGK8.0 million, respectively, or approximately US$10.5m in total). Digicel’s position is that that, while NICTA has the power to raise levies under the applicable legislation, it failed to follow the correct process, meaning that the levy is unlawful. The judicial review in respect of the 2016 and 2017 levies was heard on 13 March 2019. On 14 October 2019, Digicel and NICTA entered into a Deed of Settlement whereby NICTA withdraw its UAS levies and invoices for calendar years 2016, 2017 and 2018 and Digicel discontinued its judicial review suits in the National Court. In addition, NICTA expressly undertook to not raise a levy or issue an invoice for calendar year 2019. The judicial review suits were formally discontinued in the National Court on 7 November 2019.

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

25.	Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk), credit risk and liquidity risk.

The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group's annual financial statements as at 31 March 2019.

There have been no changes in the risk management department or in any risk management policies since the year end.

Capital management

The Group is subject to certain covenants under the agreements and indentures governing its borrowings which, amongst other conditions, include restrictions on the Group’s ability to incur debt. Such covenants often include a specific limitation on the amount of debt of the Group which, subject to certain exceptions, is determined by the ratio of (a) Debt to (b) Earnings before interest, taxation, depreciation and amortisation (“EBITDA”), as a measure of its profitability. For the purposes of such covenants, “Debt” and “EBITDA” are defined in accordance with the terms of the applicable agreements and indentures. Both Debt (in this context) and EBITDA are non-GAAP measures that are not governed by IFRS and their definition and calculation may vary from one company to another and from one agreement or indenture to another. Different ratios apply under different borrowing arrangements governed by specific agreements and indentures. In addition, certain subsidiaries may be excluded from such calculations in accordance with the terms of the applicable agreements or indentures. Further, certain agreements and indentures permit additional debt to be incurred in addition to debt which may be incurred under the ratio.

The Debt to EBITDA ratios at 31 December 2019 and 2018 were as follows:

	31 December 2019 $’000	31 December 2018 $’000
High yield bonds	5,239,020	5,225,000
Senior secured debt and other interest-bearing loans	1,730,155	1,556,974
Total Debt	6,969,175	6,781,974
Last two quarters annualised (L2QA) EBITDA	1,000,520	984,212
Total Debt to EBITDA ratio	6.97x	6.89x

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

25.	Financial Risk Management (Continued)

Liquidity risk

There were no material changes to the contractual undiscounted cash outflows for financial liabilities except for:

a)	The revised term arrangement with Bank of South Pacific Limited on the total $95 million loan which was previously repayable in full in August 2019. The revised arrangement requires quarterly payments commencing on 18 September 2019 of $2.5 million for the first eight quarterly payments and $6.25 million for each quarter thereafter; and

b)	The adoption of IFRS 16 as disclosed in the table below:

	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Leases under IFRS 16	5,595	11,145	49,045	228,850	385,038	679,673

Fair value

There were no changes to fair value estimation techniques or levels in the fair value hierarchy at 31 December 2019 compared to those used at 31 March 2019. The carrying amounts and fair value of Senior Notes are as follows:

	Carrying Value	Fair Value Value Value
	December 2019 $’000	December 2019 $’000
	$’000	$’000
Financial Liabilities
DGL 2020 Existing Senior Notes	62,851	44,190
DGL 2022 Existing Senior Notes	21,004	8,951
DGL 2 2022 Senior Notes	937,149	221,125
DGL 2 2024 Senior Notes	993,016	153,019
DGL 1 Senior Notes 8.25%	1,000,000	568,145
DL 2021 Senior Notes	1,300,000	1,019,083
DL 2023 Senior Notes	925,000	540,274
DHBL/DIFL 2024 Senior Secured Notes	600,000	587,349
	5,839,020	3,142,136

Digicel Group Limited

Notes to the Condensed Consolidated Financial Statements

31 December 2019

(expressed in United States dollars unless otherwise indicated)

26.	Subsequent Events

a)	In March 2020, the World Health Organisation (WHO) declared the new coronavirus to be a global pandemic. The pandemic has resulted in a significant downturn in commercial activity with a significant impact on economies around the world. The subsequent spread of the virus and its identification as a global pandemic does not provide additional evidence about the situation that existed at 31 December 2019, and it is therefore a non-adjusting event.

The new coronavirus has presented new challenges to telecoms service providers and their suppliers, including equipment supply, infrastructure development, distribution, and changes in consumer behaviour and demand for services such as voice, data, broadband connectivity and business services.

There has not been a sufficient passage of time for management to quantify the impact of the foregoing on its financial results at the time of reporting.

b)	On April 1, 2020, Digicel Group Two Limited (“DGL Two” and, together with its subsidiaries, “Digicel”) announced the commencement, of offers to exchange existing debt of Digicel Limited (“DL”), DGL Two and Digicel Group One Limited (“DGL One”) for various new securities (the “Tender Offers”). The purpose of the Tender Offers is aimed at reducing Digicel’s leverage, extending its debt maturities, reducing interest costs and improving its liquidity position.

SUPPLEMENT NO. 3 DATED APRIL 28, 2020 TO OFFERING MEMORANDUM

Offer by Digicel Group 0.5 Limited (“we” or “us”) to Purchase Any and All Outstanding 8.250% Senior Notes due 2022 Issued by Digicel Group Two Limited

Offer to Purchase Any and All Outstanding 9.125% Senior Cash Pay/PIK Notes due 2024 Issued by Digicel Group Two Limited

Offer to Purchase Any and All Outstanding 8.250% Senior Notes due 2022 Issued by Digicel Group One Limited

and
Solicitation of Consents and Waivers

This Supplement No. 3 (the “Supplement”) hereby amends, supplements, modifies, updates and becomes a part of, as of the date hereof, the confidential offering memorandum and consent and waiver solicitation statement, dated as of April 1, 2020, as supplemented by Supplement No. 1 dated as of April 15, 2020 to the offering memorandum, as supplemented by Supplement No. 2 dated as of April 24, 2020 to the offering memorandum (as it may be further supplemented and amended from time to time, along with this Supplement, the “Offering Memorandum”), and the related letter of transmittal relating to (i) three separate offers to purchase (each, a “Tender Offer” and, collectively, the “Tender Offers”) (a) any and all of the Existing DGL2 2022 Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for Convertible Notes and New DGL0.5 Unsecured Notes, (b) any and all of the Existing DGL2 2024 Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for Convertible Notes and New DGL0.5 Unsecured Notes and (c) any and all of the Existing DGL1 Notes validly tendered (and not validly withdrawn) and accepted for exchange by us for New DGL0.5 Secured Notes, in each case upon the terms and subject to the conditions set forth in the Offering Memorandum, (ii) the simultaneous solicitation of consents (the “Consent Solicitations”) with respect to the Proposed Amendments and Proposed Event of Default Amendment to the Existing Indentures described in the Offering Memorandum and (iii) the simultaneous solicitations of the Scheme Default Waiver, Interest Payment Waiver and Reports Waiver (the “Waiver Solicitations”) described in the Offering Memorandum.

Only persons holding Existing Notes who certify that they are (i) “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A under the Securities Act or (ii) persons outside of the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act and that are not acquiring the New Notes for the account or benefit of a U.S. person are authorized to receive and review this Supplement and participate in the Tender Offers, except in certain limited circumstances as set forth in the Offering Memorandum.

The New Notes are not intended to be offered, sold or otherwise made available to and should not be made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

The purpose of this Supplement is to amend the Offering Memorandum to update certain disclosure. This Supplement does not purport to be a complete description of the Offering Memorandum. This Supplement should be read in conjunction with the Offering Memorandum for a complete description of the Tender Offers and the Solicitations. All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Offering Memorandum.

Change to the Expiration Date

(1)	With respect each Tender Offer, the Expiration Date is extended as set forth below:

Date	Time and Calendar Date	Event
Expiration Date	11:59 p.m., New York City time, on June 15, 2020, unless extended	The deadline for Eligible Holders to tender Existing Notes of any series in order to be eligible to receive the Tender Consideration for Existing Notes accepted for exchange in a Tender Offer and thereby, also consent to the Proposed Amendments, deliver the Instructions and deliver the Waivers.

Clarifications to the Description of the New DGL0.5 Unsecured Notes and the Description of the New DGL0.5 Secured Notes

Events of Default

(1)	Each indenture for the New Notes will include a provision, for the avoidance of doubt, making clear that any Schemes or DL Schemes implemented in connection with the Transactions will not constitute a Default or Event of Default.

Other Modifications

Other information contained in the Offering Memorandum is deemed to have changed to the extent affected by the changes described above.

APPENDIX 6
BALANCE SHEETS

Each of the attached:

·	is unaudited;

·	reflects the material assets and liabilities of DGL1 on an unconsolidated basis as at March 31, 2020 as prepared by management;

·	reflects the valuation of the assets and liabilities at their carrying book value; and

·	does not reflect any adjustments which may arise during the course of an audit, including any impairment or otherwise of the carrying value of assets.

In addition, the Pro-Forma Balance Sheet assumes 100% participation in the DGL2 Tender Offer for Step 5 shown therein.

Neither of the attached should be relied upon as a presentation of the Company’s or DGL0.5’s (or any other member of the Group’s) financial position. Any statement or implication to the contrary is expressly disclaimed.

Digicel Group Limited		Validation Checks )
3/31/2020		Accruals )
For the Year Ending March 31, 2020		Prepayments )
Bank )
Account
Code	Decription

GP Code	GP Description	Current )
64,752,734
BALANCE SHEET
DG-6000-61010-00	Citibank 3687-3829	749,012	cash at bank
DG-6000-61020-00	AIB USD	1
DG-6000-61021-00	Citibank Euro account	(157)
DG-6000-61022-00	JPM Deposit Account	0
DG-6000-61023-00	AIB EUR account	(0)
DG-6000-61024-00	BOI USD Deposit account	-
DG-6000-61025-00	escrow account	(0)
DG-6000-61030-00	BOI Deposit account	0
DG-6000-61040-00	Option Account Jamaica	0
DG-6000-61050-00	Option Account Bermuda	0
DG-6000-61060-00	Option Account Cayman	-
DG-6000-61070-00	Option Account Dutch Caribbean	-
DG-6000-61080-00	Option Account OECS	-
DG-6000-61090-00	Option Account Haiti	-
DG-6000-61110-00	Option Account T&T	(0)
DG-6000-61130-00	Bank A/C BOI	23,034,525	cash at bank
DG-6200-63000-00	Debtors Interest Debtors	-
DG-6200-63018-00	Prepayments - General	67,502	insurance prepayments
DG-6200-63010-00	Prepayments - Financing Fees	250,000	deferred fee payments
DG-6200-63015-00	Other recievables	14,035	to find out what is in this
DG-6200-63020-00	Debtors Honduras	-
DG-6300-64000-00	Other Rec Central America	0
DG-6500-66005-00	DGL - 00080 - Intercompany	8,852,803	technically if these were standaloe statutory accounts, this balance woud be provided for
DG-6500-66006-00	DG2L - 00090 - Intercompany (DGL2)	160,590,452	technically if these were standaloe statutory accounts, this balance woud be provided for
DG-6500-66010-00	Intercompany DL	(34,155,093)
DG-6500-66020-00	Intercompany DIFL	(478,400,741)
DG-6500-66040-00	Intercompany Bermuda Holdings	17,681
DG-6500-66035-00	Intercompany Telecommunications(Bermuda & West Indies)	(11,885)
DG-6500-66030-00	Intercompany Jamaica (DJL)	(7,825,255)
DG-6500-66050-00	Intercompany DCL	(26,837,808)
DG-6500-66055-00	Intercompany DCO	(10,519,612)
DG-6500-66060-00	Intercompany DPL	-
DG-6500-66065-00	Intercompany Samoa	-
DG-6500-66070-00	Intercompany El Salvador	(128,740)
DG-6500-66075-00	Intercompany PTE Singapore (DSPL)	(4,298,638)
DG-6500-66080-00	Intercompany recievable Asian Holdings	0
DG-6500-66090-00	Intercompany Reddot	-
DG-6500-66100-00	Intercompany Northbrook	(0)
DG-6500-66105-00	Intercompany Qualbun	(3,503,749)
DG-6500-66110-00	Shareholders loan Northbrook	-
DG-6500-66120-00	Shareholders loan Reddot	-
DG-7000-71075-00	Shareholders Loan DOB	-
DG-7000-71000-00	Investment in Digicel Limited	1,000
DG-7000-71010-00	Investment in Digicel Limited MI's	-
DG-7000-71020-00	Purchase of Exercised options	-
DG-7000-71030-00	Purchase of Options Vested	(0)
DG-7000-71040-00	Purchase of Warrants	-
DG-7000-71050-00	Option Liability assumed	-
DG-7000-71060-00	Loan to DCA up to Sept 2012	82,513,225	all orange is netted to arrive at net receivable from DHCAL, extremely likley that this will be written down to $nil carrying value as part of final closing
	provision for impairment of investment (DCA)	(225,132,202)	all orange is netted to arrive at net receivable from DHCAL, extremely likley that this will be written down to $nil carrying value as part of final closing
DG-7000-71065-00	Loan To DCA	282,620,413	all orange is netted to arrive at net receivable from DHCAL, extremely likley that this will be written down to $nil carrying value as part of final closing
DG-7000-71070-00	Warrants held in DCA	-
DG-7000-71080-00	Loans to Green Island Power	-
DG-7000-71090-00	Acquisition of Digicel Pacific	805,410,206	Equitu investment in DPL
DG-7000-72000-00	Irish Innovation Centre	-
DG-7000-72020-00	Altocloud	-
DG-7000-73000-00	Island Green Power	-
DG-7000-73005-00	Loan (from)to DPL	(126,427,046)	funds received from Digicel Pacific Limited
DG-7000-73010-00	Investment Loan Island Green Power	-
DG-7000-73020-00	Investment CPL	9,525,000	this is the equity investment in CSI which is the ultimate parent of CPL
DG-7000-73030-00	Loan to CPL	9,692,623	these are shareholder loans to CPL
DG-7000-74000-00	Investment in Digicel Asian Holdings PTE Limited	-
DG-7000-74010-00	Investment Equity Loan DAHPL	-
DG-7000-74015-00	Investment in Northbrook	-
DG-7000-74020-00	share of losses in associated ventures	(114,308,350)	all orange is netted to arrive at net receivable from DHCAL, extremely likley that this will be written down to $nil carrying value as part of final closing
DG-7000-74025-00	Loan to fonecover/Phonecover plus	(0)
DG-7100-72000-00	Deferred Financing Fees (Hercules)	7,411,197	deferred fees
DG-7100-72010-00	Financing Fees on DCA Loan	(1)
DG-7100-72020-00	Deferred Fees 2018 10.5% bonds	4,036,776	deferred fees
DG-7100-72015-00	Deferred Fees 2019 Bonds	25,284,195	deferred fees
DG-7100-72030-00	Deferred fees on 2.0Bn debt	(4,358,046)	deferred fees
DG-7100-72040-00	Deferred fees on 1.0Bn debt	-
DG-8000-81000-00	Liability for unvested options	-
DG-8000-81010-00	Accruals	(7,418,436)	accruals for financing fees, directors and director related, not final
DG-8000-81014-00	Creditors - Qualbun	-
DG-8000-81015-00	Creditors - Deferred Fees	-
DG-8000-81016-00	Creditors - Other M Dixon Convertible loan in DAHPL	-
DG-8000-81017-00	convertible loan - Other DAHPL investment	-
DG-8000-81020-00	Interest accruals	(41,250,000)	interes on the bond
DG-8100-82000-00	Bonds	-
DG-8100-82100-00	2015 9.125% Bonds	-
DG-8100-82300-00	New bond	(1,000,000,000)	bond
DG-8100-82200-00	2018 10.5% Bonds	-
DG-8100-82400-00	2022 7.125% Bond	-
DG-9000-91000-00	Common Shares	(1,000)
DG-9000-91010-00	Perpetual Preferred	-
DG-9100-92000-00	Share Premium	-
DG-9100-92010-00	Revenue Reserves	(7,557,001)
DG-9100-92020-00	other Reserves	607,310,396
	current yr loss	64,752,734
17

Balance sheet
Digicel Group One Ltd
March FY2020
US Dollar Total
USD $'000's
2020
March
Non-Current Assets
1110 Intangible Assets, Net	-
1120 Tangible Assets, net	-
113010 Investments, other	25,693,086
113020 FV Investment in group companies	814,936,206
114020 Prepayments on IRU's	-
114030 Derivative financial asset	-
114040 Other non-current assets	-
114050 Shareholder loans - Receivable	9,692,623
114010 Deferred taxation Assets	-
850,321,915
Current Assets
TRD_DEBTORS Trade Debtors
PREPAY Prepayments	317,502
OTH_DEBTORS Other Debtors	14,035
1230 Inventory
1210 Intercompany Receivable	169,460,935
Bank and Cash	23,783,382
12201008 Restricted deposits / escrow accounts
193,575,855

Total Assets	1,043,897,769

Non-Current Liabilities
2120 Shareholder loans - Payable	-
2130 Internal loans	- 126,427,046
2110 Long term debt - External	- 967,625,877
2220 Deferred taxation liabilities	-
2210 Asset retirement obligations	-
2230 Derivative financial liability	-
2240 Other non-current liabilities	-
2250 Deferred Revenue - Non-Current	-
2260 Intercompany Deferred Revenue - Non-Current	-
2270 Retirement Plan Liabilities	-
- 1,094,052,923

Current Liabilities
TRD_OTHR_PAY Trade and other payables	- 7,418,436
23101008 Corporation taxation control account	-
23101017 Intercompany Payable	- 565,681,522
2320 Provisions	-
2330 Long term debts - current portion	- 41,250,000
- 614,349,958

Total Liabilities	- 1,708,402,881

Equity
31101001 Ordinary Share Capital	- 1,000
31101002 Share Premium	-
31101003 Preference Shares	-
31101004 Equity Compensation Reserve	-
31101005 Other Reserves	607,310,396
31001010 Shareholder Loans - Equity	-
FX_RESERVE Foreign Exchange Translation Reserve	-
ACCUM_DEFICIT Accumulated Deficit	57,195,733
31101011 Development Fund	-
31101012 Equity Other Comprehensive Income Augmentation Plan	-
31101013 Equity Other Comprehensive Income DB pension plan	-
3120 Minority Interests	-

664,505,129

TOT_LIAB_EQ Total Liabilities and Equity	- 1,043,897,752

BAL_PLUGS Balance Sheet Eliminations Plugs	18

Report Name: /DIGICEL/MID Reports/Balance Sheet With Accounts
Generated On: 2020-04-17 12:04:36

Digicel Group One Limited
Bermuda Scheme Transfers (US$m)
	DRAFT As at March 31, 2020	Step 1: DGL0.5 buys existing DGL1 Notes & Scheme Consideration Issued & Founder Equity	Step 2: DGL1 transfers trade to DGL0.5	Step 3: DGL0.5 releases DGL1 of liability	Pro-Forma March 31, 2020

Non-Current Assets
Digicel Limited	0		(0)		-
Digicel Pacific Limited	805		(805)		-
Cricket Sporting Investments Limited	10		(10)		-
Shareholder Loan - DCAGL (net)	26		(26)		-
Shareholder Loan - CPL	10		(10)		-
	850				-

Current Assets
Prepayments	0		(0)		-
Deferred Financing Fees (DGL1 8.250% 2022 Notes)	25	(25)			-
Other Deferred Financing Fees	7		(7)		-
Cash	24		(24)		-
Other recievables	0		(0)		-
	56				-

Intercompany Receivables
Digicel Group Limited	9		(9)		-
Digicel Group Two Limited	161		(161)		-
Digicel Holdings (Bermuda) Limited	0		(0)		-
	169				-

Total Assets	1,076				-

Liabilities
Trade & Other Payables	(7)		7
	(7)				-

Intercompany Payables
Digicel Pacific Limited	(126)		126		-
Other Intercompany Payables	(566)		566		-
Digicel Group 0.5 Limited	-	(1,016)	352	665	-
	(692)				-

Bond Related Items
DGL1 8.250% 2022 Notes	(1,000)	1,000			-
Accrued Interest	(41)	41			-
	(1,041)				-

Total Liabilities	(1,741)				-

Total Equity	665			(665)	0

Digicel Group 0.5 Limited
Bermuda Scheme Transfers (US$m)
	DRAFT As at March 31, 2020	Step 1: DGL0.5 buys existing DGL1 Notes & Scheme Consideration Issued & Founder Equity	Step 2: DGL1 transfers trade to DGL0.5	Step 3: DGL0.5 releases DGL1 of liability	Step 4: Existing DGL1 Notes are cancelled	Step 5: Settle DGL2 Tender Offer	Pro-Forma March 31, 2020

Non-Current Assets
Digicel Limited	-	25	0				25
Digicel Pacific Limited	-		805				805
Cricket Sporting Investments Limited	-		10				10
Shareholder Loan - DCAGL (net)	-		26				26
Shareholder Loan - CPL	-		10				10
	-						875

Current Assets
Prepayments	-		0				0
Deferred Financing Fees (DGL1 8.250% 2022 Notes)	-	25			(25)		-
Other Deferred Financing Fees	-		7				7
Cash	0	25	24				49
Other recievables	-		0				0
	0						57

Intercompany Receivables
Digicel Group Limited	-		9				9
Digicel Group Two Limited	-		161				161
Digicel Holdings (Bermuda) Limited	-		0				0
Digicel Group One Limited	-	1,016	(352)	(665)			-
	-						169

Total Assets	0						1,101

Liabilities
Trade & Other Payables	-		(7)				(7)
	-						(7)

Intercompany Payables
Digicel Pacific Limited	-		(126)				(126)
Other Intercompany Payables	-		(566)				(566)
	-						(692)

Bond Related Items
DGL1 8.250% 2022 Notes	-	(1,000)			1,000		-
Accrued Interest	-	(41)			41		-
	-						-

New Bond Related Items
DGL0.5 Secured Notes	-	(941)					(941)
DGL0.5 Unsecured Notes	-					(400)	(400)
DGL0.5 Convertible Notes	-					(200)	(200)
	-						(1,541)

Total Liabilities	-						(2,241)

Total Equity	(0)	891		665	(1,016)	600	1,139